82- SUBMISSIONS FACING SHEET

03007964

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME AMP Limited

*CURRENT ADDRESS 33 Alfred St
Sydney NSW 2000
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 16 2003
THOMSON
FINANCIAL

FILE NO. 82- 34713 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	✓
DEF 14A	(PROXY)	☐		

OICF/BY: ERS

DAT : 4/1/03

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

AMP Limited

VOLUME I

LIST OF EXHIBITS

Releases to the ASX made in 2002

Item	Date of document	Date required	Entity requiring	Source of obligation	Tab
1. Issue of additional shares	2 January 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	1
2. Profit Statement	3 January 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	2
3. Issue of additional shares – employee option plans	8 January 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	3
4. Appendix 3X – Initial director's interest notices	8 January 2002	Immediately on appointment of director	ASX	ASX Listing Rule 3.19A	4
5. Issue of additional shares – employee share/option plans	11 January 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	5
6. AMP completes sales of general insurance JVs to Suncorp Metway	11 January 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	6
7. Issue of Additional Shares – employee options plans	15 January 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	7
8. Director nominations	18 January 2002	N/A	N/A	N/A	8
9. Issue of additional shares – employee option plans	22 January 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	9

10. Issue of additional shares – employee option plans	29 January 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	10
11. Issue of additional shares – employee option plans	5 February 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	11
12. AMP explores options for Cogent operations	8 February 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	12
13. Confirmation of briefings	11 February 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	13
14. Issue of additional shares – employee option plans	12 February 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	14
15. Issue of additional shares – employee option plan/share purchase plan	13 February 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	15
16. Issue of additional shares – employee option plans	19 February 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	16
17. ASX Statement Preliminary final report (Appendix 4B) ASIC full financial report for year ended 31 December 2001 Quarterly cashflow 4Q01 report Fourth quarter cashflow by product type Investor Report	27 February 2002	Within 75 days of end of the financial year	ASX	ASX Listing Rule 4.3.1	17

18. Concise financial report	27 February 2002	No later than the time at which the report is lodged with ASIC	ASX	ASX Listing Rule 4.5	18
19. Media & analyst presentations	27 February 2002				19
20. Issue of additional shares – employee option plans	27 February 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	20
21. AMP's 2001 financial results – analysts' presentation	27 February 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	21
22. AMP competing on an international stage	28 February 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	22
23. Information release – Shareholder News	1 March 2002	Immediately on despatch to shareholders	ASX	ASX Listing Rule 3.17	23
24. Issue of additional shares – employee option plans	5 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	24
25. Senior Executive Changes	7 March 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	25
26. Appendix 3Y - Change of director's interest notice	12 March 2002	Immediately on change in interest	ASX	ASX Listing Rule 3.19A	26
27. Issue of Additional Shares	12 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	27
28. Replacement of announcement 27/02	13 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	28

29.	Issue of Additional Shares-AMP Employee Share/Option plans	19 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	29
30.	Issue of additional shares	21 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	30
31.	Issue of Additional Shares	22 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	31
32.	Issue of Additional Shares	25 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	32
33.	Issue of Additional shares	26 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	33
34.	Issue of Additional shares	27 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	34
35.	AMP Annual Reports for 2001 and Notice of AGM	28 March 2002	Within 3 months of end of financial year	ASIC ASX	Corporations Act s319 ASX Listing Rules 3.13, 4.5 & 4.7	35
36.	AMP executive option/share ownership plans	28 March 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	36
37.	Issue of Additional Shares - AMP Employee Option Plans	3 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	37
38.	Issue of Additional Shares-AMP Employee Option Plans	8 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	38
39.	Issue of additional shares – AMP employee option plans	9 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	39

40.	Information release: Confirmation of briefings	12 April 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	40
41.	Issue of additional shares – AMP employee option plans	16 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	41
42.	Issue of additional shares – AMP employee option plans	19 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	42
43.	Issue of additional shares – AMP employee/executive option plans	23 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	43
44.	Issue of additional shares – dividend reinvestment plan	23 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	44
45.	Release of Q1 cashflows on 7 May	29 April 2002	N/A	N/A	N/A	45
46.	AMP review of Cogent operations	30 April 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	46
47.	Issue of additional shares	30 April 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	47
48.	Issue of additional shares	2 May 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	48
49.	Issue of additional shares	6 May 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	49
50.	AMP 1st quarter cashflow	7 May 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	50

51. Issue of additional shares	7 May 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	51
52. Henderson Private Asset Management	9 May 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	52
53. Issue of additional shares	9 May 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	53
54. Issue of additional shares	14 May 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	54
55. Issue of additional shares	15 May 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	55
56. AMP Outlook for 2002 Appendix 3C – Announcement of buy-back	16 May 2002	Immediately after the company decides that it wants to buy-back shares.			56
57. Chairman's address to AGM CEO's address to AGM AGM presentation	16 May 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	57
58. Results of the AMP Limited AGM	16 May 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	58
59. AMP announces the sale of Cogent	16 May 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	59

60. Issue of additional shares	21 May 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	60
61. Appendix 3Y – Change of directors' interest notice	24 May 2002	Immediately on change in interest	ASX	ASX Listing Rule 3.19A	61
62. Issue of additional shares – AMP employee option plan	4 June 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	62
63. Appendix 3D – changes relating to buy-back	5 June 2002	Immediately any change is made to information AMP has previously given to ASX	ASX	ASX Listing Rule 3.8A	63
64. Appendix 3E – Daily share buy-back notice	5 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	64
65. Appendix 3E – daily share buy-back notice	6 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	65
66. Open market briefing	7 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	66
67. Appendix 3E – daily share buy-back notice	7 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	67

68. Issue of additional shares – AMP employee option plans	11 June 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	68
69. Appendix 3E – Daily share buy-back notice	11 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	69
70. AMP acquires Italian wealth management business	12 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	70
71. AMP acquires PricewaterhouseCoopers Financial Planning	12 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	71
72. Appendix 3Y – change of director's interest notice	13 June 2002	Immediately on change in interest	ASX	ASX Listing Rule 3.19A	72
73. Appendix 3E – Daily share buy-back notice	13 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	73
74. Appendix 3E – Daily share buy-back notice	14 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	74
75. Appendix 3E – Daily share buy-back notice	17 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	75

76. Issue of additional shares – AMP employee option plans	18 June 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	76
77. AMP announces next phase of UKFS transformation	18 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	77
78. Appendix 3E – daily share buy-back notice	19 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	78
79. Appendix 3E – Daily share buy-back notice	20 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	79
80. AMP market briefing	21 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	80
81. Appendix 3E – Daily share buy-back notice	25 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	81
82. Issue of additional shares – AMP Share Purchase Plan	26 June 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	82
83. Information release: AMP responds to BRW article	27 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	83

84. Information release: AMP responds to BRW article	27 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	84
85. Appendix 3E – Daily share buy-back notice	28 June 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	85
86. Confirmation of briefings	28 June 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	86
87. Appendix 3E – Daily share buy-back notice	1 July 2002	At least half an hour before commencement of trading on the business day after the day the shares are bought back	ASX	ASX Listing Rule 3.8A	87
88. AMP investment income for six months to 30 June 2002	2 July 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	88
89. AMP appoints General Counsel	2 July 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	89
90. Issue of additional shares – AMP employee option plans	3 July 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	90
91. Notification of share cancellation	3 July 2002	At the same time as AMP lodges the notice with ASIC	ASX	ASX Listing Rule 3.8A	91

92. AMP reconfirms profit sensitivities	4 July 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	92
93. AMP presentation to Deutsche Bank conference UK	8 July 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	93
94. Issue of additional shares – AMP employee option plans	9 July 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	94
95. AMP reaction to Sandler Review	10 July 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	95
96. Issue of additional shares – AMP employee option plan	12 July 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	96
97. Issue of additional shares – AMP employee option plans	16 July 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	97
98. Issue of additional shares – AMP employee option plan	24 July 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	98
99. AMP update on capital management initiatives in the UK and market outlook	29 July 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	99
100. AMP comment on ratings	30 July 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	100
101. Notification of share cancellation	31 July 2002	At the same time as AMP lodges the notice with ASIC	ASX	ASX Listing Rule 3.8A	101

102. Confirmation of briefings	13 August 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	102
103. Issue of additional shares	16 August 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	103
104. Issue of additional shares	20 August 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	104
105. AMP Half Yearly results	22 August 2002	Within 75 days of the end of the first half0-year period in the financial year	ASIC, ASX	Corporations Act s320 AX Listing Rule 4.2	105
106. Investor Report and analyst results presentation	22 August 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	106
107. Replacement for item 105	22 August 2002	Within 75 days of the end of the first half0-year period in the financial year	ASIC, ASX	Corporations Act s320 AX Listing Rule 4.2	107
108. SIA speech	23 August 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	108
109. UK Financial Services update analysts presentation	26 August 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	109
110. Peter Willcox appointed to AMP Board	27 August 2002	Within 14 days of appointment as director	ASX	ASX Listing Rule 3.16	110

111. Issue of additional shares	28 August 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	111
112. AICD speech	28 August 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	112
113. AMP announces completion of Cogent sale	3 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	113
114. AMP senior management restructure	4 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	114
115. Appendix 3X – Initial director's interest notice	9 September 2002	Immediately on appointment of director	ASX	ASX Listing Rule 3.19A	115
116. AMP comments on ratings	10 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	116
117. Issue of additional shares – UK share save scheme	11 September 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	117
118. AMP announces details of hybrid offer AMP RPS prospectus	17 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	118
119. Confirmation of briefings and roadshow presentation	18 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	119

120. AMP comments on AMP Pearl	19 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	120
121. Issue of additional shares – AMP IESOP	19 September 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	121
122. Replacement to announcements 115/02 – Appendix 3X – initial director's interest notice	20 September 2002	Immediately on appointment of director	ASX	ASX Listing Rule 3.19A	122
123. Pearl's capital position	20 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	123
124. Senior management changes in AMP	24 September 2002	Immediately on change of directors	ASX	ASX Listing Rule 3.16	124
125. AMP comments on MRC levels	25 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	125
126. Issue of additional shares – AMP Reward Share Plan	25 September 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	126
127. Update of capital management initiatives	26 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	127
128. Replacement RPS prospectus	26 September 2002	Immediately on lodgment with ASIC	ASX	ASX Listing Rules 3.10 & 15.4	128

129. AMP intention to open RPS offer	30 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	129
130. AMP Board appoints CEO	30 September 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	130
131. AMP RPS supplementary prospectus	30 September 2002	Immediately on lodgment with ASIC	ASX	ASX Listing Rules 3.10 & 15.4	131
132. AMP RPS second supplementary prospectus	1 October 2002	Immediately on lodgment with ASIC	ASX	ASX Listing Rules 3.10 & 15.4	132
133. CEO presentation to Merrill Lynch conference	1 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	133
134. Presentations to Merrill Lynch conference	2 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	134
135. Issue of additional shares – Performance Share and Option Plan	2 October 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	135
136. Comment on AMP UK Financial Services	3 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	136
137. Changes to AMP executive remuneration	4 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	137

138. Replacement to announcement 137/02	4 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	138
139. AMP RPS third supplementary prospectus	4 October 2002	Immediately on lodgment with ASIC	ASX	ASX Listing Rules 3.10 & 15.4	139
140. Presentation to JP Morgan conference	4 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	140
141. Speech notes for JP Morgan conference and presentation slides	4 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	141
142. Notice of initial substantial shareholder – Form 603	9 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	142
143. Appendix 3X & 3Y	11 October 2002	Immediately on appointment of director and/or change in interest	ASX	ASX Listing Rule 3.19A	143
144. AMP announces organisational changes	14 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	144
145. Confirmation of briefings	14 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	145
146. AMP RPS fourth supplementary prospectus	15 October 2002	Immediately on lodgment with ASIC	ASX	ASX Listing Rules 3.10 & 15.4	146

147. Issue of additional shares – SRC	17 October 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	147
148. Issue of additional shares – Performance Share & Option Plan	22 October 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	148
149. RPS offer successful	23 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	149
150. AMP market briefing	23 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	150
151. AMP RPS offer	24 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	151
152. Issue of additional shares – DRP	24 October 2002	Immediately on issue	ASX	ASX Listing Rule 3.10	152
153. Appendix 3Z – final director's interest notice	28 October 2002	Date that the director ceases to be a director	ASX	ASX Listing Rule 3.19A	153
154. AMP appoints GM, Human Resource	31 October 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	154
155. Information Release: AMP response to ratings reviews	5 November 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	155
156. AMP announces acquisition of CAMI will not proceed	11 November 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	156

157. Update on 5 point reform agenda and presentation	14 November 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	157
158. Confirmation of briefings	14 November 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	158
159. Update on review programme	18 November 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	159
160. AMP announces outcome of review	4 December 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	160
161. Presentation – AMP announces outcome of review	4 December 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	161
162. Details of CEO's remuneration	4 December 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	162
163. Roger Yates appointed to AMP Board	4 December 2002	Within 14 days of appointment as director	ASX	ASX Listing Rule 3.16	163
164. AMP appoints general counsel	4 December 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	164
165. Appendix 3X – Initial director's interest notices	4 December 2002	Immediately on appointment of director	ASX	ASX Listing Rule 3.19A	165

166. AMP nominates Peter Willcox as new Chairman	10 December 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	166
167. AMP Banking sells credit card portfolio to AMEX	23 December 2002	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	167

Releases to the ASX made in 2003

Item	Date of document	Date required	Entity requiring	Source of obligation	Tab
1. Appendix 3F-Final share buy-back notice	2 January 2003	At least half an hour before the commencement of trading on the business day after the company decides it will stop buying back shares	ASX	ASX Listing Rule 3.8A	168
2. Director nominations	6 January 2003	N/A	N/A	N/A	169
3. AMP 2002 profit expectations	21 January 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	170
4. Confirmation of Briefings	12 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	171
5. AMP response to ratings announcement	12 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	172

6. AMP warns shareholders to beware of offers to buy below their market price	12 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	173
7. Press speculation about AMP Chairman	24 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	174
8. Confirmation of Briefings	25 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	175
9. AMP announces changes to the Board	25 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	176
10. Mr. Wallis retires as Chairman of AMP Limited	25 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	177
11. AMP bottom line loss of A$896 million	26 February 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	178
12. Mr. Wallis declines retirement allowance	04 March 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	179
13. AMP comment on ratings	07 March 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	180
14. Board candidates for 2003 AGM	11 March 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	181

15. AMP makes Paul Batchelor payment	13 March 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	182
16. AMP securities holders warned not to accept unsolicitated from National Exchange Proprietary Ltd.	19 March 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	183
17. AMP announces two new directors	25 March 2003	Immediately under continuous disclosure requirements	ASX	ASX Listing Rule 3.1	184

Documents distributed to shareholders in 2002

Excludes those documents identified in the table above which were provided to the ASX.

Item	Date of document	Date required	Entity requiring	Source of obligation	Tab
1. Shareholder News	August 2002	N/A	N/A		185
2. Message from the CEO	October 2002	N/A	N/A		186

ASIC lodgments made in 2002

Item	Date of document	Date required	Entity requiring	Source of obligation	Tab
1. Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	24 January 2002	Within 1 month after issuing shares (ie by 11 February 2002)	ASIC	Corporations Act s254X	187
2. Form 207 – Notification of share issue	24 January 2002	Within 1 month after issuing shares (ie by 27 January 2002)	ASIC	Corporations Act s254X	188
3. Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	1 March 2002	Within 1 month after issuing shares (ie by 19 March 2002)	ASIC	Corporations Act s254X	189
4. Form 207 – Notification of share issue	1 March 2002	Within 1 month after issuing shares (ie by 29 February 2002)	ASIC	Corporations Act s254X	190
5. Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	2 April 2002	Within 1 month after issuing shares (ie by 5 April 2002)	ASIC	Corporations Act s254X	191
6. Form 207 – Notification of share issue	2 April 2002	Within 1 month after issuing shares (ie by 1 April 2002)	ASIC	Corporations Act s254X	192

7.	Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	24 April 2002	Within 1 month after issuing shares (ie by 3 May 2002)	ASIC	Corporations Act s254X	193
8.	Form 281 – Intention to carry out a share buy-back	16 May 2002	At least 14 days prior to commencement of the buy back	ASIC	Corporations Act s257F	194
9.	Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	30 May 2002	Within 1 month after issuing shares (ie by 30 May 2002)	ASIC	Corporations Act s254X	195
10.	Form 207 – Notification of share issue	2 July 2002	Within 1 month after issuing shares (ie by 4 July 2002)	ASIC	Corporations Act s254X	196
11.	Form 284 - Share cancellation	3 July 2002	Within 1 month after cancellation of shares (ie 11 July 2002)	ASIC	Corporations Act s254Y	197
12.	Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	31 July 2002	Within 1 month after issuing shares (ie by 1 August 2002)	ASIC	Corporations Act s254X	198
13.	Form 284 - Share cancellation	31 July 2002	Within 1 month after cancellation of shares (ie 3 August 2002)	ASIC	Corporations Act s254Y	199
14.	Form 316 – Annual return of a company	8 July 2002	Date agreed between AMP and ASIC under s345(3)	ASIC	Corporations Act s345	200

15.	Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	30 August 2002	Within 1 month after issuing shares (ie by 16 September 2002)	ASIC	Corporations Act s254X	201
16.	Form 304 – Notification of change to officeholders	9 September 2002	Within 14 days after the date of change (ie 23 September 2002)	ASIC	Corporations Act s205	202
17.	Form 304 – Notification of change to officeholders	27 September 2002	Within 14 days after the date of change (ie 7 October 2002)	ASIC	Corporations Act s205	203
18.	Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	30 September 2002	Within 1 month after issuing shares (ie by 11 October 2002)	ASIC	Corporations Act s254X	204
19.	Form 304 – Notification of change to officeholders	8 October 2002	Within 14 days after the date of change (ie 21 October 2002)	ASIC	Corporations Act s205	205
20.	Form 304 – Notification of change to officeholders	14 October 2002	Within 14 days after the date of change (ie25 October 2002)	ASIC	Corporations Act s205	206
21.	Form 207 – Notification of share issue Form 208 – Details of shares allotted other than for cash	30 October 2002	Within 1 month after issuing shares (ie by 24 November 2002)	ASIC	Corporations Act s254X	207

22. Form 304 – Notification of change to officeholders	15 November 2002	Within 14 days after the date of change (ie 22 November 2002)	ASIC	Corporations Act s205	208
23. Form 304 – Notification of change to officeholders	5 December 2002	Within 14 days after the date of change (ie 17 December 2002)	ASIC	Corporations Act s205	209
24. Form 304 – Notification of change to officeholders	31 December 2002	Within 14 days after the date of change (ie 14 January 2003)	ASIC	Corporations Act s205	210

ASIC lodgments made in 2003

Item	Date of document	Date required	Entity requiring	Source of obligation	Tab
1. Form 304 – Notification of change to officeholders	2 January 2003	Within 14 days after the date of change (ie 6 January 2003)	ASIC	Corporations Act s205	211





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 2 January, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Christine McLoughlin
Division : Corporate Secretariat
E-mail christine_mcloughlin@amp.com.au
Phone : 61 2 9257 9297
Fax : 61 2 9257 5099

SUBJECT : Issue of Additional Shares

ANNOUNCEMENT NO.: 01/02

NOTE - If you do not receive _9_ page(s) including this one, please contact David Richardson, on (02) 9257-6687 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

2 January 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 7,500 additional shares under the AMP Employee Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,128,510,298 shares.

Yours faithfully,

C McLoughlin
Company Secretary

AMP Limited
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	7,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	7,500 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5	Issue price or consideration	7,500 shares @$16.00 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	7,500 shares were issued pursuant to the exercise of AMP Employee options at the exercise price as set out above. Copy of the terms and conditions of the offer have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 January 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,128,502,798 + 7,500 ------------------- 1,128,510,298	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 2 January 2002: 46,772,925	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 January 2002
C. McLoughlin, Company Secretary





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	3 January 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **AMP profit expectations for 12 months to 31 December 2001**

ANNOUNCEMENT NO.: **02/02**

NOTE - If you do not receive _2_ page(s) including this one, please contact David Richardson, on (02) 9257-6687 as soon as possible.

3 January 2002

AMP profit expectations for 12 months to 31 December 2001

In a statement to the ASX on 13 December 2001, AMP Limited advised that investment income for the six months to 31 December 2001 would be consistent with the figures for the first half of 2001 if investment markets ended the year at the levels of 30 November 2001.

Based on the levels of international markets at the end of December 2001, AMP's preliminary expectation is that investment income for 2001 could be marginally negative.

The Chief Financial Officer of AMP, Mr Marc de Cure, said: "While investment returns, particularly losses in UK equity markets, will negatively impact headline profit, the strength and resilience of AMP's operating businesses will deliver double digit growth in core recurring operating margins in 2001 compared with 2000 (excluding divested businesses)."

With shareholder capital of over $10 billion invested in global markets, even minor movements in investment indices can significantly impact investment earnings and headline profit, as detailed in sensitivity tables previously published by AMP.

AMP will report its 2001 financial results on 27 February 2002, after it has completed its full year-end reporting process.

Media inquiries:
Karyn Munsie
61 2 9257 9870
0421 050 430

Investor inquiries
Gail Williamson
61 2 9257 9557
0411 269 726

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life and general insurance, financial planning and banking services. AMP operates in 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 17,000 employees and planners worldwide, manages assets of more than A$280 billion and has a market capitalisation of approximately A$20 billion.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 8 January, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Christine McLoughlin
Division : Corporate Secretariat
E-mail christine_mcloughlin@amp.com.au
Phone : 61 2 9257 9297
Fax : 61 2 9257 5099

SUBJECT : Issue of Additional Shares – Exercise of Employee Options

ANNOUNCEMENT NO.: 03/02

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

8 January 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 58,845 additional shares under the AMP Employee Option Plan/UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,128,569,143 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	58,845
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	17,151 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,500 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 39,500 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (continued)	572 options exercised Exercise price: £5.75 per share Expiry date: 28/03/2003 122 options exercised Exercise price: £5.25 per share Expiry date: 27/09/2003
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	17,151 shares @$16.00 per share 1,500 shares @$16.13 per share 39,500 shares @$16.41 per share 572 shares @£5.75 per share (A$16.28) 122 shares @£5.25 per share (A$14.86)
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	58,845 shares were issued pursuant to the AMP AMP Employee Share Plan/UK Share Save Scheme at the prices as set out above. Copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 January 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,128,510,298 + 58,845 ------------------- 1,128,569,143	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 8 January 2002: 46,799,732	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

+ See chapter 19 for defined terms.

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 January 2002
C.F. McLoughlin, Company Secretary

= = = = =

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	8 January, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Christine McLoughlin
	Division :	Corporate Secretariat
	E-mail	Christine_mcloughlin@amp.com.au
	Phone :	61 2 9257 9297
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **04/02**

SUBJECT : **Appendix 3X – Initial Director's Interest Notices**

NOTE - If you do not receive _18_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

8 January 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

INITIAL DIRECTOR'S INTEREST NOTICES

The notifiable interests of each of the Directors of AMP Limited on 1 January 2002 are disclosed in an attached Appendix 3X.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John Batchelor
Date of appointment	26 July 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 104,569 Ordinary Shares;
- 60,000 Rights to Shares under the Performance Share and Option Plan;
- 200,000 Options held under the Executive Option Plan; and
- 1,282,980 Options held under the Managing Director and Chief Executive Officer's Option Plan.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Contracts between the Director and AMP Limited in respect of securities issued to the Director under the share and option plans disclosed in Part 1 above.
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Sir Malcolm Bates
Date of appointment	31 January 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
5,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Patricia Anne Cross
Date of appointment	30 August 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
10,000 Ordinary Shares.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John Grellman
Date of appointment	22 March 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
5,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of appointment	8 December 1999

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
N/A

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Greenwood Nominees Limited (an associated company)	12,623 Ordinary Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul Keith Mazoudier
Date of appointment	22 March 2000

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
2,600 Ordinary Shares.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ian Andrew Renard
Date of appointment	24 August 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 5,085 Ordinary Shares; and • 50 AMP Income Securities.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	N/A

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stanley David Martin Wallis
Date of appointment	2 January 1998

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
5,000 Ordinary Shares

Part 2 – Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Bromyard Investments Pty Ltd ATF Wallis Superannuation Fund (the Director's personal superannuation fund).	6,000 Ordinary Shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	11 January, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Christine McLoughlin
	Division :	Corporate Secretariat
	E-mail	christine_mcloughlin@amp.com.au
	Phone :	61 2 9257 9297
	Fax :	61 2 9257 5099

SUBJECT : **Issue of Additional Shares – Reward Share Plan/Employee Option Plan/UK Share Save Scheme**

ANNOUNCEMENT NO.: **05/02**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

11 January 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 24,490 additional shares under the AMP Reward Share Plan/AMP Employee Option Plan/UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,128,593,633 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	24,490
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	19,250 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 4,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (continued)	43 options exercised Exercise price: £5.75 per share Expiry date: 28/03/2003 155 options exercised Exercise price: £5.25 per share Expiry date: 27/09/2003 N/A to the 42 pro-rata bonus shares issued under the Reward Share Plan.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	19,250 shares @$16.00 per share; 1,000 shares @$16.13 per share; 4,000 shares @$16.41 per share; 43 shares @£5.75 per share (A$16.04); 155 shares @£5.25 per share (A$14.65); and 42 shares @$19.04 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	24,490 shares were issued pursuant to the AMP Employee Reward Share Plan/AMP Employee Option Plan/UK Share Save Scheme at the prices as set out above. Copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 January 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,128,569,143 + 24,490 ------------------ 1,128,593,633	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 11 January 2002: 46,775,284	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 January 2002
C.F. McLoughlin, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 11 January 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP completes sale of General Insurance JVs to Suncorp Metway

ANNOUNCEMENT NO.: 06/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

11 January 2002

AMP completes sale of General Insurance JVs to Suncorp Metway

Leading international financial services company AMP Limited has today announced the completion of the sale of its 50 per cent shareholdings in motoring club insurance joint ventures with RACQ and RAA to Suncorp Metway for $135 million.

The Chief Executive Officer of AMP, Mr Paul Batchelor, said the sale completed AMP's exit from the manufacturing of general insurance products worldwide, announced in June 2001.

"The exit from general insurance delivers on our strategy to create more value for shareholders by focusing on high growth, high return wealth management products and services," Mr Batchelor said.

"This sale marks the end of successful partnerships with RACQ and RAA and we wish them well for the future."

Media enquiries
Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor enquiries
Gail Williamson
61 2 9257 9557
0411 269 726

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life and general insurance, financial planning and banking services. AMP operates in 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 17,000 employees and planners worldwide, manages assets of more than A$280 billion and has a market capitalisation of approximately A$20 billion.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	15 January, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Issue of Additional Shares – Employee Option Plan**

ANNOUNCEMENT NO.: **07/02**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

15 January 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 32,650 additional shares under the AMP Employee/Executive Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,128,626,283 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	32,650
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	30,650 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 2,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	30,650 shares @$16.00 per share; 2,000 shares @$16.41 per share;
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	32,650 shares were issued pursuant to the AMP Employee/Executive Option Plan at the prices as set out above. Copy of the terms and conditions of the offer has been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 January 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,128,593,633 + 32,650 ------------------- 1,128,626,283	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 15 January 2002: 46,742,634	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 January 2002
P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 18 January, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **08/02**

SUBJECT : **Director Nominations**

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

18 January 2002

Companies Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

DIRECTOR NOMINATIONS

The Annual General Meeting of AMP Limited will be held on 16 May 2002. In accordance with clause 65 of the constitution of AMP Limited and a waiver from Rule 14.3 granted by ASX, the closing date for receipt of director nomination notices is 11 March 2002, being 44 business days before the date of the Annual General Meeting.

Yours faithfully

Phil Mackey
Company Secretary Australasia

Title	22 Jan 02 Issue of Additional Shares - Employee Op 09/0
Summary	
Contact	Penny Chan/AU/AMP
Publish Date (dd/mm/yyyy)	23/01/2002 **Archive Date (dd/mm/yyyy)** 23/02/2003
Related Documents	/intranet\ciconline\ganavig.nsf/navigation/frameset?OpenDocument&action=openArt&ID=

9

22 January 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 175,366 additional shares under the AMP Employee/Executive Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,128,801,649 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	29 January, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Issue of Additional Shares – Employee Option Plan**

ANNOUNCEMENT NO.: **10/02**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

29 January 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 120,122 additional shares under the AMP Employee/Executive Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,128,921,771 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	120,122
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	116,425 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 2,613 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 1,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 N/A to the 84 shares issued under the AMP Share Purchase Plan that closed on 14 December 2001.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	 Yes
5	Issue price or consideration	116,425 shares @$16.00 per share; 2,613 shares @$16.13 per share; 1,000 shares@$16.41 per share; 84 shares @$17.80.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	120,038 shares were issued pursuant to the AMP Employee/Executive Option Plan at the prices as set out above. Copies of the terms and conditions of the offers have been lodged with the ASX. 84 shares were issued pursuant to AMP's Share Purchase Plan, copy of which has been provided to the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 January 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,128,801,649 + 120,122 ------------------ 1,128,921,771	Ordinary

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 29 January 2002: 46,447,230	Various Classes issued on various dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 January 2002
P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	5 February, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : Issue of Additional Shares – Employee Option Plan

ANNOUNCEMENT NO.: 11/02

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

5 February 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 279,591 additional shares under the AMP Employee/Executive Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,129,201,362 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	279,591
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	101,932 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 12,586 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 161,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (continued)	3,764 options exercised Exercise price: £6.73 (A$18.97) per share Expiry date: 30/09/2002 145 options exercised Exercise price: £5.75 (A$16.21) per share Expiry date: 28/03/2003 164 options exercised Exercise price: £5.25 (A$14.80) per share Expiry date: 27/09/2003
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	101,932 shares @$16.00 per share; 12,586 shares @$16.13 per share; 161,000 shares @$16.41 per share; 3,764 shares @£6.73 (A$18.97) per share; 145 shares @£5.75 (A$16.21) per share; and 164 shares @£5.25 (A$14.80) per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	279,591 shares were issued pursuant to the AMP Employee/ Executive Option Plan/ UKSAYE Plan at the prices as set out above. Copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,128,921,771 + 279,591 ------------------ 1,129,201,362	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 5 February 2002: 46,167,639	Various Classes issued on various dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required? — N/A

12 Is the issue renounceable or non-renounceable? — N/A

13 Ratio in which the +securities will be offered — N/A

14 +Class of +securities to which the offer relates — N/A

15 +Record date to determine entitlements — N/A

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? — N/A

17 Policy for deciding entitlements in relation to fractions — N/A

18 Names of countries in which the entity has +security holders who will not be sent new issue documents — N/A

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

+ See chapter 19 for defined terms.

19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 February 2002

P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 8 February 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP explores options for Cogent operations

ANNOUNCEMENT NO.: 12/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

8 February 2002

AMP explores options for Cogent operations

AMP has today announced that it is exploring options for restructuring the ownership of Cogent, its investment administration business.

The Chief Executive Officer of AMP, Mr Paul Batchelor, said: "Cogent represents a valuable element of our international operations and there is significant potential for further growth.

"AMP is currently in discussions with a number of parties regarding options for restructuring the business, including a possible sale.

"However, I would like to stress that no decision has yet been made and any restructuring would only proceed if it was in the clear interests of Cogent's clients and employees and AMP's shareholders.

"Cogent has been, and remains, a valuable member of the AMP Group and our commitment to explore restructuring options is to ensure Cogent is able to realise its full potential for all its stakeholders."

Mr Batchelor said AMP expected to reach a decision in the first half of 2002.

Cogent is a leading international service provider of investment operations for AMP, as well as many external clients, and has enjoyed significant growth in recent years.

Media enquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor enquiries
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life and general insurance, financial planning and banking services. AMP operates in 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 17,000 employees and planners worldwide, manages assets of more than A$280 billion and has a market capitalisation of approximately A$20 billion.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	11 February 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : Confirmation of Briefings

ANNOUNCEMENT NO.: 13/02

AMP Ltd will be holding open briefings to discuss its 2001 annual results. The results will be released to the Australian Stock Exchange on 27 February 2002.

AMP will hold two briefings on 27 February 2002 to discuss the results and both will be webcast live via AMP's new global website (www.ampgroup.com). A media briefing will be held at 10.30am and an analyst briefing at 1.30pm.

In addition, a series of one-on-one meetings with institutional investors will be held in the weeks following these briefings. The purpose is to provide context around the 2001 annual results.

NOTE - If you do not receive _1_ page including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	12 February, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Issue of Additional Shares – Employee Option Plan**

ANNOUNCEMENT NO.: **14/02**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.


14


AMP

Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

12 February 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 22,474 additional shares under the AMP Employee/Executive Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,129,223,836 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	22,474
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	20,974 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,500 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	20,974 shares @$16.00 per share; and 1,500 shares @$16.13 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	22,474 shares were issued pursuant to the AMP Employee/Executive Option Plan at the prices as set out above. Copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,128,201,362 + 22,474 ------------------- 1,129,223,836	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 12 February 2002: 45,754,347	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 February 2002
P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	13 February, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Issue of Additional Shares – Employee Option Plan & Share Purchase Plan**

ANNOUNCEMENT NO.: **15/02**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

13 February 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 10,587 additional shares under the AMP Employee Option Plan and the Share Purchase Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,129,234,423 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,587
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	6,755 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 N/A to the 3,832 shares issued under the AMP Share Purchase Plan that closed on 14 December 2001.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	6,755 shares @$16.00 per share; and 3,832 shares @$17.80 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	6,755 shares were issued pursuant to the AMP Employee Option Plan at the price as set out above. Copy of the terms and conditions of the offer has been lodged with the ASX. 3,832 shares were issued pursuant to AMP's Share Purchase Plan, copy of which has been provided to the ASX
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,129,223,836 + 10,587 ------------------- 1,129,234,423	Ordinary

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 13 February 2002: 45,747,592	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 February 2002
P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 19 February, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Issue of Additional Shares – Employee Option and Share Plans

ANNOUNCEMENT NO.: 16/02

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

19 February 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 77,700 additional shares under the AMP Employee Option Plan, the AMP UK Sharesave Scheme and the AMP Employee Share Plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,129,312,123 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	77,700
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	51,488 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 1,500 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (cont.)	13,475 options exercised Exercise price: £6.73 (A$18.93) per share Expiry date: 30/09/2002 243 options exercised Exercise price: £5.75 (A$16.17) per share Expiry date: 28/03/2003 534 options exercised Exercise price: £5.25 (A$14.76) per share Expiry date: 27/09/2003 N/A to the 9,072 shares issued under the AMP Employee Share Ownership Plan/AMP Employee Share Acquisition Plan except that the shares are subject to a three year holding lock. N/A to the 388 shares issued under the AMP UK Sharesave Scheme.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, except the 9,072 shares issued under the AMP Employee Share Ownership Plan/AMP Employee Share Acquisition Plan are subject to a three year holding lock.
5	Issue price or consideration	51,488 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; 1,500 shares @A$16.41 per share; 13,475 shares @£6.73 (A$18.93) per share; 243 shares @£5.75 (A$16.17) per share; 534 shares @£5.25 (A$14.76) per share; 9,072 shares @A$18.67 per share; and 388 shares @A$18.63 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan/AMP UK Sharesave Scheme/AMP Employee Share Ownership Plan/AMP Employee Share Acquisition Plan at the prices as set out above.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 February to 19 February 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,129,234,423 + 77,700 ------------------ 1,129,312,123	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 19 February 2002: 45,679,352	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 February 2002

C.F. McLoughlin, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.



27 February 2002

Strong operating profit growth offset by investment income decline

Leading international financial services company AMP Limited has today announced net profit after tax of A$690 million for the year to 31 December 2001, reflecting a solid performance in a difficult year of global market volatility. The result compares with a A$1,152 million profit in the previous corresponding period.

The result includes a 14 per cent increase in core recurring operating margins to A$938 million and, as previously flagged, an investment loss of A$26 million on shareholder capital compared with a A$617 million profit previously.

Key 2001 financial indicators include:

- Final dividend increased by A$0.02 to A$0.26 per share, taking total dividend to A$0.51 compared with A$0.47 in 2000. The final dividend is 15 per cent franked;
- Earnings per share A$0.62, compared with A$1.05 previously;
- Return on equity of 8.1 per cent compared with 14.3 per cent previously;
- Global assets under management steady at A$292.4 billion; and
- Gross contemporary cashflows [1] of A$53.6 billion and net contemporary cashflows of A$25.3 billion, compared with 2000 figures of A$58.4 billion and A$31 billion respectively.

AMP's Chief Executive Officer, Mr Paul Batchelor, said: "This result demonstrates the resilience of our core businesses in the most challenging international markets for many years.

"While we are disappointed that global investment markets impacted investment income, and therefore headline profit and earnings per share, we are pleased that shareholders will receive an increased full year dividend of A$0.51, reflecting the growth in profitability of our underlying businesses.

"AMP sold a number of businesses during the year which were considered non-core and did not achieve target returns including general insurance, Resolve Engineering and Virgin One. These initiatives freed some A$2 billion in capital, assisting us in acquiring Towry Law and Interactive Investor International in the UK, reducing our debt, and investing in our core businesses in new and existing markets.

"It also enabled us to build our capital strength, which remains a priority for AMP and is particularly important in managing the business in turbulent times."

[1] Excludes cashflows from mature & closed books of business

Business Unit performance

AMP Financial Services (Australia & New Zealand)

	Year to Dec 31 2001 $m	Year to Dec 31 2000 $m	Change %
Core recurring operating margins	393	350	12.2

AMPFS continued to reap the benefits of changes in recent years, recording improvements in margins, sales, persistency levels, value of new business, embedded value and net cashflows. In terms of expenses, the cost to income ratio fell 5 percentage points to 43 per cent in 2001, demonstrating active management of expenses.

The business continued to invest in reaching more customers through both new and existing distribution channels, with initiatives including My Plan, Australia's first online financial planning service.

AMPFS will target growth in the Australian market through new products, distribution channels and customer segments, such as additional third party distributor products, master trusts and new risk products, as well as marketing programmes aimed at Generations X and Y.

In New Zealand, AMP Financial Services performed strongly, recording a steady profit of NZ$46.9 million in 2001. This was driven by superannuation net inflows of NZ$144 million and net policy cashflows of NZ$226 million.

UK Financial Services

	Year to Dec 31 2001 $m	Year to Dec 31 2000 $m	Change %
Core recurring operating margins	328	264	24

AMP's UK Financial Services business delivered a solid performance in 2001 despite a turbulent retail market in the UK. New business through IFA channels was up 48 per cent, with life and pension business through this channel up 62 per cent on 2000.

The business continued to undergo significant change with integration of the retail businesses – Pearl, NPI and London Life. This business transformation, which saw the AMP brand name introduced to the UK retail market for the first time in December 2001, is one year into a three year programme.

Cost reduction remained a priority with an improvement in the cost to income ratio to 60 per cent. Major cost initiatives included product rationalisation as well as the establishment of a Business Support Operation for AMP Pearl.

Distribution was also a key focus with initiatives such as retraining the direct sales force, the acquisition of IFA Towry Law and the launch of ample.com.

Henderson Global Investors

	Year to Dec 31 2001 $m	Year to Dec 31 2000 $m	Change %
Core recurring operating margins*	208	216	- 3.7

**Excludes non recurring items, principally technology fund performance fees of A$99M net of tax and bonuses in 2000.*

In tough conditions in 2001, Henderson took effective action to protect its profits and maintain its competitive position. The cost to income ratio was maintained at 68 per cent.

Volatile investment markets did not deter Henderson's international growth with geographic expansion, new strategic alliances, product innovation and new mandate wins. Henderson's diverse business mix meant that the impact of market performance on retail inflows was partially offset by a strong performance in the institutional market, with a 19 per cent increase in gross inflows to $28.8 billion. New partnerships and alliances included a property fund agreement with Italy's Banca Intesa, the formation of a German property investment company with MM Warburg and in the Middle East, an alliance with the United Bank of Kuwait for property investment products.

Henderson also established offices in Tokyo and Hong Kong and entered the US market with a range of mutual funds, its first branded products in the world's largest retail funds market.

AMP International (previously I&TV)

	Year to Dec 31 2001 $m	Year to Dec 31 2000 $m	Change %
Profit after tax - AMP Bank	(13)	(24)	45.8
Profit after tax - Cogent	24	18	33.3

AMP International's portfolio of businesses improved growth during the year. AMP Banking's Australasian business delivered its first profit after tax of A$5 million, compared with an operating loss of A$17 million in 2000. As expected, the newly-established UK Bank recorded a loss of A$18 million, reflecting the costs of building a business.

Cogent recorded a profit after tax of A$24 million. AMP announced a review of Cogent's ownership structure in early February, which is due for completion by mid-2002. During 2001 the Virgin joint venture operations were restructured to realise greater value, including the sale of AMP's 25 per cent stake in Virgin One for a profit of A$76 million.

AMP Asia prepared for its business launches in Japan and India, which both took place in January 2002. Two new areas were established – AMP Europe, to drive AMP's entry into retail financial services in continental Europe, and AMP New Ventures, which will identify new revenue opportunities.

Outlook

AMP will continue to target growth in core recurring operating margins of 10 per cent or more over the long term.

"We expect 2002 to be another tough year for global financial services and we are managing our businesses accordingly," Mr Batchelor said.

"But we are doing so without losing sight of our long-term goals.

"We have very strong existing businesses that provide the foundation for ongoing organic growth. Our primary focus in 2002 is to drive the short and medium term profitability of these businesses and deliver increased value for shareholders over the long term."

Mr Batchelor said AMP's success will be measured by:

- Increased net cash flows;
- Increased value of new business;
- Reduced cost ratios;
- Improved management of and return on capital; and
- Growth in margins and total profits.

"Paramount is the continued execution of our three-year transformation of AMP UK Financial Services, particularly in light of the opportunities presented by proposed regulatory change," Mr Batchelor said.

"While not our primary focus, acquisitions will also help us achieve growth. Our aspirations for Henderson to be considered as a major externally-focused international fund manager, in contrast to the tied investment operations of many other major insurance groups, will be the result of both organic growth across AMP and considered acquisitions to provide capability and geographic reach."

Media inquiries:
Karyn Munsie
61 2 9257 9870
0421 050 430

Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in 24 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 17,000 employees and planners worldwide, manages assets of more than A$280 billion and has a market capitalisation of approximately A$20 billion.

Appendix 4B (rule 4.13(b))
Preliminary Final Report

Name of entity

AMP Limited

ABN	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended ('current period')
49 079 354 519		✓	31 December 2001

For announcement to the market

Extracts from this report for announcement to the market

				$A'm
Premium, fee and other revenue (item 1.1a, 1.1b)	down	15%	to	5,964
Profit from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.18)	down	36%	to	745
Profit from ordinary activities after tax attributable to members (item 1.21)	down	40%	to	690
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	N/A			
Net profit for the period attributable to members (item 1.9)	down	40%	to	690

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend (item 15.4)	26 cents	3.9 cents
Previous corresponding period (item 15.5)	24 cents	3.6 cents

Record date for determining entitlements to the dividend, (see item 15.2)	Thursday, 28th March

Treatment of Life Insurance premiums and policy payments
In accordance with Accounting Standard AASB 1038: 'Life Insurance Business', life insurance premiums have been split between their revenue and deposit components. Similarly, expenses relating to life insurance policy payments and policy liabilities have been split between their expense and withdrawal components. This requirement applies to AMP for the first time in 2001. Previously the total amount of premiums received and receivable was recognised as revenue and the total amount of claims paid and payable was treated as expense. There is no effect on net profit as a result of the change. Comparative information has been reclassified to be consistent in disclosure with current period amounts. The details of the split are shown in lines 1.24 and 1.38.

Fuller details of the results are provided in the AMP Limited Investor Report available at www.amp.com.au/shareholdercentre

Consolidated profit and loss account

		Current period $A'm	Previous corresponding period $A'm
1.1	**Revenues and expenses from ordinary activities**		
1.1a	Premium and related revenue	4,155	5,006
1.1b	Fee and other income	1,809	2,037
1.1c	Investment gains (losses)	(1,605)	7,157
1.1d	Claims (expense) credit	(9,242)	(9,775)
1.1e	Movement in life insurance liabilities	9,645	2,194
1.1f	Operating expenses	(4,455)	(5,012)
1.1g	Borrowing costs	(894)	(971)
1.2	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.3	**Profit (loss) from ordinary activities before tax attributable to shareholders and other equity interests**	**(587)**	**636**
1.4	Income tax (expense) credit on ordinary activities[1]	397	107
1.5	**Profit (loss) from ordinary activities after tax attributable to shareholders and other equity interests**	**(190)**	**743**
1.6	Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.7	**Net profit (loss)**	**(190)**	**743**
1.8	Net profit (loss) attributable to other equity interests		
	- Unattributed life funds	940	455
	- Outside equity interests – controlled entities	(60)	(46)
1.9	**Net profit (loss) for the period attributable to members**	**690**	**1,152**

Consolidated retained profits

		Current period $A'm	Previous corresponding period $A'm
1.10	Retained profits (accumulated losses) at the beginning of the financial period	3,967	3,332
1.11	Net profit (loss) attributable to members (item 1.9)	690	1,152
1.12	Net transfers to and from reserves	-	-
1.13	Net effect of changes in accounting policies	-	-
1.14	Dividends and other equity distributions paid or payable	(573)	(517)
1.15	**Retained profits (accumulated losses) at the end of the financial period**	**4,084**	**3,967**

Profit restated to exclude amortisation of goodwill

		Current period $A'm	Previous corresponding period $A'm
1.16	Profit (loss) from ordinary activities after tax before outside equity interests (items 1.5, 2.3a) and amortisation of goodwill	(135)	764
1.17	Less (plus) outside equity interests	880	409
1.18	**Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members**	**745**	**1,173**

(1) The income tax payable by a life insurer is not derived from its operating result. In accordance with AASB 1038: 'Life Insurance Business', a reconciliation of income tax expense to income tax calculated as the current income tax rate applied to the net profit (loss) is not provided.

Profit (loss) from ordinary activities attributable to members

		Current period $A'm	Previous corresponding period $A'm
1.19	Profit (loss) from ordinary activities after tax (item 1.7)	(190)	743
1.20	Less (plus) outside equity interests	880	409
1.21	**Profit (loss) from ordinary activities after tax, attributable to members**	**690**	**1,152**

Details of revenues from ordinary activities

	Premium and related revenue		
1.22	Premium and related revenue received and receivable	16,694	16,993
1.23	Less deposits recognised as an increase in life insurance policy liabilities	(13,649)	(13,874)
1.24	Life insurance premium and related revenue- recognised as revenue	3,045	3,119
1.25	General insurance premium and related revenue- recognised as revenue	1,110	1,887
1.26	**Total premium and related revenue- recognised as revenue**	**4,155**	**5,006**
	Fees and other revenue		
1.27	Investment and management fees	723	929
1.28	Service fees	456	406
1.28	Other income	630	702
1.29	**Total fee and other revenue**	**1,809**	**2,037**
	Investment gains (losses)		
1.30	Interest	4,055	4,047
1.31	Dividends and distributions	2,047	2,117
1.32	Net rents	895	864
1.33	Net realised and unrealised gains (losses)	(8,773)	(91)
1.34	Other	171	220
1.35	**Total investment revenue**	**(1,605)**	**7,157**

Details of expenses from ordinary activities

	Claims		
1.36	Claims paid and payable	(18,539)	(19,580)
1.37	Less withdrawals recognised as a reduction in life insurance policy liabilities	10,420	11,929
1.38	Life insurance claims recognised as expense	(8,119)	(7,651)
1.39	General insurance claims recognised as expense	(1,123)	(2,124)
1.40	**Total claims (expense) credit**	**(9,242)**	**(9,775)**
1.41	**Movement in life insurance policy liabilities**	**9,645**	**2,194**
	Operating expenses		
1.42	Policy acquisition – life insurance	(925)	(924)
1.43	Policy maintenance – life insurance	(1,192)	(1,160)
1.44	Other operating expenses	(2,338)	(2,928)
1.45	**Total expenses from ordinary activities, excluding borrowing costs**	**(4,455)**	**(5,012)**

Specific relevant items

The following significant items of revenue (expense) are recognised in the statement of financial performance

		Current period $A'm	Previous corresponding period $A'm
1.45	Increase in value of UK general insurance business prior to divestment	183	-
1.46	Decrease in the value of Australasian general insurance business prior to divestment	(183)	-
1.47	Increase in value of Virgin One business prior to divestment	76	-
1.48	Restructuring and integration costs	-	(151)
1.49	Release of deferred tax provisions no longer required	-	154

Intangible items

		Consolidated - current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside equity interests $A'm (c)	Amount (after tax) attributable to members $A'm (d)
2.1	Amortisation of goodwill	55	-	-	55
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**55**	**-**	**-**	**55**

Extraordinary items

		Consolidated - current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside equity interests $A'm (c)	Amount (after tax) attributable to members $A'm (d)
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

		Current year $A'm	Previous Year $A'm
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.21) in the half yearly report.	403	525
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year.	287	627

Consolidated balance sheet

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	ASSETS			
4.1	Cash at bank and on deposit	8,485	5,960	6,355
4.2	Receivables	7,832	6,760	9,325
4.3	Equity securities	71,772	75,648	73,517
4.4	Debt securities	61,064	62,097	63,083
4.5	Property	18,072	18,361	18,777
4.6	Other investments	1,186	2,514	1,964
4.7	Operating assets	306	651	300
4.8	Deffered tax assets	367	356	365
4.9	Other assets	489	660	648
4.10	Intangibles	866	195	812
4.11	Excess market value over net assets of controlled entities	2,926	3,945	3,358
4.12	**Total assets**	**173,365**	**177,147**	**178,504**
	LIABILITIES			
4.13	Accounts payables	4,364	3,546	4,933
4.14	Income tax payable	166	507	353
4.15	Unearned premiums	108	861	814
4.16	Outstanding claims	3,772	5,497	5,462
4.17	Provisions	2,572	2,838	2,410
4.18	Deferred tax liabilities	1,666	2,305	1,991
4.19	Borrowings	10,668	10,979	11,375
4.20	Life insurance policy liabilities	130,188	131,213	131,468
4.21	Subordinated debt	2,544	2,478	2,512
4.22	**Total liabilities**	**156,048**	**160,224**	**161,318**
4.23	**Net assets**	**17,317**	**16,923**	**17,186**
	EQUITY			
	Equity attributable to shareholders			
4.24	Contributed equity	4,613	4,206	4,403
4.25	Capital reserves	510	510	510
4.26	Foreign currency translation reserve	313	102	199
4.27	Shareholder retained profits	4,084	3,967	4,091
4.28	**Total equity attributable to shareholders**	**9,520**	**8,785**	**9,203**
	Other equity			
4.29	Unattributed life funds	6,232	6,802	6,560
4.30	Other equity interests in controlled entities	1,565	1,336	1,423
4.31	**Total other equity**	**7,797**	**8,138**	**7,983**
4.32	**Total equity**	**17,317**	**16,923**	**17,186**

Exploration and evaluation expenditure capitalised

		Current period $A'm	Previous corresponding period $A'm
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet**	**N/A**	**N/A**

Development properties

6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet**	**N/A**	**N/A**

Consolidated statement of cash flows

		Current period $A'm	Previous corresponding period $A'm
	Cash flows related to operating activities		
7.1	Cash receipts in the course of operations	21,521	21,593
7.2	Interest and other items of similar nature received	4,065	3,474
7.3	Dividends received	1,505	1,405
7.4	Cash payments in the course of operations	(26,587)	(24,370)
7.5	Borrowing costs	(807)	(960)
7.6	Income tax paid	(641)	(860)
7.7	**Net operating cash flows**	**(944)**	**282**
	Cash flows related to investing activities		
7.8	Proceeds from sale of properties	3,824	1,247
7.9	Proceeds from sale of equities	18,453	37,090
7.10	Proceeds from sale of units in unit trusts	4,453	6,726
7.11	Proceeds from sale of controlled entities Australasian General Insurance (net of cash disposed)	1,021	-
7.11	Proceeds from sale of other controlled and associated entities	250	137
7.12	Proceeds from sale of interest-bearing securities	116,095	72,128
7.13	Proceeds from repayment of loans	4,725	3,758
7.14	Proceeds from sale of other investments	2,863	2,444
7.15	Payments to acquire properties	(2,504)	(1,827)
7.16	Payments to acquire equities	(16,915)	(29,109)
7.17	Payments to acquire units in unit trusts	(6,949)	(14,172)
7.18	Payments to acquire controlling interest in Towry Law (2000 NPI) (net of cash acquired)	(209)	(860)
7.19	Payments to acquire other controlled and associated entities (net of cash acquired)	(156)	(583)
7.20	Payments to acquire interest bearing securities	(110,980)	(72,854)
7.21	Loans granted	(4,886)	(4,846)
7.22	Payments to acquire other investments	(2,804)	(1,119)
7.23	**Net investing cash flows**	**6,281**	**(1,840)**
	Cash flows related to financing activities		
7.24	Proceeds from borrowings	6,434	7,136
7.25	Repayment of borrowings	(7,686)	(7,872)
7.26	Dividends paid	(381)	(333)
7.27	Proceeds from the issue of shares	243	91
7.28	Other equity interest	294	(42)
7.29	**Net financing cash flows**	**(1,096)**	**(1,020)**
7.30	**Net increase (decrease) in cash held**	4,241	(2,578)
7.31	Cash at beginning of period (see Reconciliation of cash)	4,732	6,966
7.32	Exchange rate adjustments to item 7.31	342	344
7.33	**Cash at end of period** (see Reconciliation of cash)	**9,315**	**4,732**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period $A'm	Previous corresponding period $A'm
8.1	Cash on hand and at bank	881	819
8.2	Deposits at call (net of deposits in)	5,497	3,466
8.3	Bank overdraft	(50)	(223)
8.4	Short term bills and notes	2,987	670
8.5	**Total cash at end of period** (item 7.33)	**9,315**	**4,732**

Ratios

		Current period	Previous corresponding period
9.1	**Profit after tax attributable to shareholders / premium, fee and other revenue**		
	Net profit (loss) for the period attributable to members (item 1.9) as a percentage of premium, fee and other revenue (item 1.1a, 1.1b)	11.6%	16.4%
	The movement in unattributed life funds (classified as other equity interests) is a significant and necessary factor in determining shareholder profit. Consequently, a ratio based on consolidated profit (loss) from ordinary activities before tax (item 1.3) which excludes movements in unattributed life funds is not a meaningful measure of the performance of the business. A more appropriate measure is; profit after tax attributable to shareholders/premium, fee and other revenue.		
9.2	**Profit after tax / equity interests**		
	Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.28)	7.2%	13.1%

Earnings per security (EPS)

	Current period (cents)	Previous corresponding period (cents)
10.1 Calculation of the following in accordance with AASB 1027: Earnings per Share		
(a) Basic EPS	62.1	105.2
(b) Diluted EPS (if materially different from (a))	61.9	102.9
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	1,113,739,500	1,094,770,795

NTA backing

	Current period $A	Previous corresponding period $A
11.1 Net tangible asset backing per ordinary security	7.67	7.78

Details of specific receipts/outlays, revenues/ expenses

		Current period $A'm	Previous corresponding period $A'm
12.1	Interest revenue included in determining item 1.5	4,055	4,047
12.2	Interest revenue included in item 12.1 but not yet received (if material)	315	951
12.3	Interest expense included in item 1.5	894	971
12.4	Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.5	Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.6	Depreciation and amortisation (excluding amortisation of intangibles)	71	134
12.7	Other specific relevant items are shown in item 1.45 to 1.47	N/A	N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	Towry Law plc
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group entities) since the date in the current period on which control was acquired	No material effect
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	GIO Insurance Investment Holdings A Pty Limited
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	$32 million
14.3	Date to which the profit (loss) in item 14.2 has been calculated	30-Jun-2001
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	$73 million
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	($183) million

Reports for industry segments

Business Segments (current period)	Total Revenue $A'm	Net Profit after tax attributable to shareholders[1][2] $A'm	Total Assets $A'm
AMP Financial Services	2,809	600	56,111
UK Financial Services	(2,237)	564	100,895
Henderson Global Investors	1,085	219	1,193
AMP International	959	88	7,919
Corporate	128	(877)	3,835
	2,744	**594**	**169,953**
Discontinuing Operations:			
- General Insurance	1,028	32	604
- Corporate and Reinsurance	668	145	4,039
Eliminations[3]	(81)	(81)	(1,231)
Consolidated Total	**4,359**	**690**	**173,365**

Business Segments (prior corresponding period)	Total Revenue $A'm	Net Profit after tax attributable to shareholders[1][2][4] $A'm	Total Assets $A'm
AMP Financial Services	5,983	628	58,260
UK Financial Services	3,755	468	101,328
Henderson Global Investors	1,322	322	1,274
AMP International	386	(6)	7,342
Corporate	(62)	(232)	1,501
	11,384	**1,180**	**169,705**
Discontinuing Operations:			
- General Insurance	1,888	73	4,275
- Corporate and Reinsurance	1,014	(15)	4,332
Eliminations[3]	(86)	(86)	(1,165)
Consolidated Total	**14,200**	**1,152**	**177,147**

(1) The analysis of total revenue by segment shows premium, fee and other revenue directly attributable to segments and investment gains (losses) allocated as noted in (2) below.

(2) To eliminate the impact of market volatility on the underlying performance of the business segments, the investment income on shareholder capital attributed to the business segments is normalised. The excess or shortfall between the normalised return and the actual investment income is allocated to Corporate Office.

(3) The elimination of operating profit after income tax attributable to shareholders represents the amount included in the AMP Financial Services segement for dividends paid by UK Financial Services to AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services

(4) The 2001 net profit after tax attributable to shareholders includes the results from the divestment of General Insurance of $183 million loss for Australasia and a $183 million gain for the UK and Continental Europe.

Reports for geographical segments

Geographic Segments (current period)	Total Revenue $A'm	Net Proft after tax attributable to shareholders(1)(3) $Am	Total Assets $A'm
Australasia	5,460	272	68,197
United Kingdom and Continental Europe	(1,387)	405	103,411
Rest of the World	367	94	2,988
	4,440	**771**	**174,596**
Eliminations(2)	(81)	(81)	(1,231)
Total	**4,359**	**690**	**173,365**

Geographic Segments (prior corresponding period)	Total Revenue $A'm	Net Proft after tax attributable to shareholders(1)(3) $Am	Total Assets $A'm
Australasia	8,260	494	69,851
United Kingdom and Continental Europe	5,187	632	105,439
Rest of the World	839	112	3,022
	14,286	**1,238**	**178,312**
Eliminations(2)	(86)	(86)	(1,165)
Total	**14,200**	**1,152**	**177,147**

(1) The analysis of total revenue by segment shows premium, fee and other revenue directly attributable to segments and investment gains (losses) allocated as noted in (2) below.

(2) The elimination of operating profit after income tax attributable to shareholders represents the amount included in the AMP Financial Services segement for dividends paid by UK Financial Services to AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services

(3) The 2001 net profit after tax attributable to shareholders includes the results from the divestment of General Insurance of $183 million loss for Australasia and a $183 million gain for the UK and Continental Europe.

Dividends

15.1 Date the dividend is payable	Tuesday, 23rd April
15.2 Record date to determine entitlements to the dividend (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	Thursday, 28th March
15.3 If it is a final dividend, has it been declared?	Wednesday, 27th February

Amount per security

			Amount Per Security	Franked Amount per Security at 30% tax (2000: 34%)	Amount Per Security of Foreign Source Dividend
15.4	**Final dividend:**	Current year	26 cents	3.9 cents	N/A
15.5		Previous year	24 cents	3.6 cents	N/A
15.6	**Interim dividend:**	Current year	25 cents	3.8 cents	N/A
15.7		Previous year	23 cents	Nil	N/A

Total dividend per security (interim plus final)

	Current year	Previous year
15.8 Ordinary securities	51 cents	47 cents
15.9 Preference securities	N/A	N/A

Preliminary final report - final dividend on all securities

	Current period $A'm	Previous corresponding period $A'm
15.1 Ordinary securities	293	265
15.11 Preference securities	N/A	N/A
15.12 Total	**293**	**265**

The dividend or distribution plans shown below are in operation.

AMP Limited *offers a Dividend Reinvestment Plan under which shareholders who have a registered address in, and are residents of,* Australia and New Zealand are invited to reinvest all or part of any dividends receivable in additional shares. The price of the shares issued under the plan is the market price of the shares as defined in the plan rules rounded down to the nearest 10 cents.

The last date(s) for receipt of election notices for the dividend or distribution plans	Thursday, 28th March

Any other disclosures in relation to dividends (distributions)

N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'm	Previous corresponding period $A'm
16.1	Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2	Income tax on ordinary activities	N/A	N/A
16.3	**Profit (loss) from ordinary activities after income tax**	**N/A**	**N/A**
16.4	Extraordinary items net of tax	N/A	N/A
16.5	**Net profit (loss)**	**N/A**	**N/A**
16.6	Outside equity interests	N/A	N/A
16.7	**Net profit (loss) attributable to members**	**N/A**	**N/A**

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.8)	
	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period $A'm
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total	**N/A**	**N/A**	**N/A**	**N/A**
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total	**N/A**	**N/A**	**N/A**	**N/A**

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of securities	Total Number	Number Quoted	Issue Price Per Security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Prefrence securities** (description)	N/A	N/A	N/A	N/A
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**Ordinary securities**	1,128,502,798	1,128,502,798	N/A	N/A
18.4	Changes during current period				
	(a) Increases through issues	23,904,185	23,904,185	N/A	N/A
	(b) Decreases through returns of capital, buybacks	-	-	N/A	N/A
18.5	**Convertible debt securities (description and conversion factor)**	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities	N/A	N/A	N/A	N/A

18.7 **Options** (description and conversion factor)	Total number	Number quoted	Exercise price	Expiry date (if any)
MD & CEO Option Plan	1,282,980	Nil	$15.93	24-Aug-2009
Executive Option Plan	5,989,955	Nil	$16.00	13-Jun-2003
	2,965,005	Nil	$16.13	25-Jun-2009
	50,000	Nil	$16.49	30-Jul-2009
	247,000	Nil	$15.47	29-Oct-2009
	40,000	Nil	$16.10	17-Dec-2009
	88,500	Nil	$16.77	31-Dec-2009
	335,000	Nil	$16.13	21-Jan-2010
	30,000	Nil	$14.33	18-Feb-2010
	6,132,394	Nil	$16.41	29-Jun-2010
	235,000	Nil	$17.94	25-Aug-2010
	200,000	Nil	$17.37	27-Oct-2010
	140,000	Nil	$19.03	08-Dec-2010
	4,366	Nil	$18.68	31-Jan-2011
	195,634	Nil	$18.84	31-Jan-2011
	110,000	Nil	$19.29	26-Feb-2011
	43,308	Nil	$19.77	20-Mar-2011
	20,000	Nil	$19.29	18-May-2011
	4,981,000	Nil	$20.46	20-Jul-2011
	60,000	Nil	$18.26	14-Dec-2011
Employee Option Plan	5,872,748	Nil	$16.00	13-Jun-2003
	3,362,513	Nil	$16.13	25-Jun-2009
	2,652,043	Nil	$16.77	31-Dec-2009
	7,877,311	Nil	$16.41	29-Jun-2010
	55,703	Nil	$17.37	27-Oct-2010
	10,000	Nil	$19.03	08-Dec-2010
	1,965,500	Nil	$20.46	20-Jul-2011
	9,000	Nil	$19.57	24-Aug-2011
	30,000	Nil	$18.26	14-Dec-2011
UK Share Save Scheme	576,310	Nil	£6.73	26-Jan-2002
	502,562	Nil	£5.75	27-Mar-2003
	697,245	Nil	£5.25	27-Sep-2003
Performance Share and Option Plan	60,000	Nil	Nil	12-Jul-2003
	10,000	Nil	Nil	10-Oct-2003
	15,000	Nil	Nil	09-Mar-2004
	20,000	Nil	Nil	20-Jun-2004
18.8 **Issued during current period**				
Executive Option Plan	4,366	Nil	$18.68	31-Jan-2011
	195,634	Nil	$18.84	31-Jan-2011
	110,000	Nil	$19.29	26-Feb-2011
	43,308	Nil	$19.77	20-Mar-2011
	20,000	Nil	$19.29	18-May-2011
	4,981,000	Nil	$20.46	20-Jul-2011
	60,000	Nil	$18.26	14-Dec-2011

Options (Continued)	Total number	Number quoted	Exercise price	Expiry date (if any)
Employee Option Plan	1,965,500	Nil	$20.46	20-Jul-2011
	9,000	Nil	$19.57	24-Aug-2011
	30,000	Nil	$18.26	14-Dec-2011
18.9 Exercised during current period				
Executive Option Plan	1,220,031	Nil	$16.00	13-Jun-2003
	10,000	Nil	$16.13	25-Jun-2009
	35,500	Nil	$16.41	29-Jun-2010
Employee Option Plan	6,003,670	Nil	$16.00	13-Jun-2003
	71,938	Nil	$16.13	25-Jun-2009
	54,500	Nil	$16.77	31-Dec-2009
	436,781	Nil	$16.41	29-Jun-2010
UK Share Save Scheme	190,724	Nil	£6.73	26-Jan-2002
	2,578	Nil	£5.75	27-Mar-2003
	8,889	Nil	£5.25	27-Sep-2003
Performance Share and Option Plan	22,500	Nil	Nil	28-Jun-2003
	80,000	Nil	Nil	12-Jul-2003
	15,000	Nil	Nil	30-May-2004
	50,000	Nil	Nil	29-Oct-2004
18.10 Expired during current period				
Executive Option Plan	644,418	Nil	$16.00	13-Jun-2003
	372,795	Nil	$16.13	25-Jun-2009
	30,000	Nil	$15.47	29-Oct-2009
	1,500	Nil	$16.77	31-Dec-2009
	299,882	Nil	$16.41	29-Jun-2010
	45,625	Nil	$17.94	25-Aug-2010
Employee Option Plan	2,176,787	Nil	$16.00	13-Jun-2003
	253,898	Nil	$16.13	25-Jun-2009
	60,072	Nil	$16.77	31-Dec-2009
	1,231,408	Nil	$16.41	29-Jun-2010
	4,297	Nil	$17.37	27-Oct-2010
UK Share Save Scheme	120,911	Nil	£6.73	26-Jan-2002
	93,573	Nil	£5.75	27-Mar-2003
	160,423	Nil	£5.25	27-Sep-2003
Performance Share and Option Plan	30,000	Nil	Nil	28-Jun-2003
	15,000	Nil	Nil	18-Apr-2004
	20,000	Nil	Nil	20-Jun-2004
	15,000	Nil	Nil	30-Sep-2004
18.11 **Debentures** (totals only)	12,403,456	12,403,456		
18.12 **Unsecured notes** (totals only)	N/A	N/A		

Comments by Directors

Basis of accounts preparation

Material factors affecting the revenues and expenses of the economic entity for the current period

Details of factors affecting the revenues and expenses of the economic entity for the current period are set out in the attached Directors' Report and Financial Report.

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer to attached Directors' Report and Financial Report.

Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Based on current estimates, it is likely that future dividends will be partly franked to 15%. At 31 Dec 2001, there is a balance of $120 million in the dividend franking account after adjusting for:
1) Franking credits which will arise from the payment of income tax provided in 2001 or earlier
2) Franking credits utilised in paying the 2001 final dividend
3) Franking credits the group may be prevented from distributing in the subsequent financial year.

Changes in accounting policies since the last annual report are disclosed as follows.

Comparative information
Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except for the first time application of revised Accounting Standard AASB 1018: 'Statement of Financial Performance', revised AASB 1034: 'Financial Report Presentation and Disclosure' and AASB 1040: 'Statement of Financial Position'. Under the new rules, the concept of abnormal items has been removed. Previously the required format showed a calculation of operating profit before abnormals, abnormals, and operating profit after abnormals. Presentation of a line described as operating profit before abnormals is no longer allowed, and the official term "abnormals" has been removed.

However in accordance with the requirements of AASB 1018, individual components of revenue or expense that are of such a size, nature or incidence "that disclosure is relevant in explaining the financial performance", which may have been previously described as abnormal, have been disclosed on page 4.

A number of other minor disclosures and presentation changes have also been adopted throughout the Financial Report. The changes do not affect the calculation of net profit (loss) nor statement of financial position valuations.

Treatment of life insurance premiums and policy payments
In accordance with Accounting Standard AASB 1038: 'Life Insurance Business', life insurance premiums have been split between their revenue and deposit components. Similarly, expenses relating to life insurance policy payments and policy liabilities have been split between their expense and withdrawal components. This requirement applies to AMP for the first time in 2001. Previously the total amount of premiums received and receivable was recognised as revenue and the total amount of claims paid and payable was treated as expense. There is no effect on net profit as a result of the change.

The details of the split are shown on page 3.

Additional disclosure for trusts

19.1	Number of units held by the management company or responsible entity or their related parties.	N/A
19.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: * initial service charges * management fees * other fees	N/A

Annual meeting

The annual meeting will be held as follows:

Place	City Recital Hall, Angel Place, Sydney
Date	16-May-2002
Time	10:00 AM
Approximate date the annual report will be available	Early April 2002

Compliance statement

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act 2001 or other standards acceptable to ASX

Identify other standards used	*As discussed in Note 1 of the notes to the financial statements,* AMP has complied with Accounting Standards as defined in the Corporations Act 2001, including the application of relevant Australian Securities and Investments Commission Orders.

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed .

4 This report is based on accounts to which one of the following applies.

☑	The accounts have been audited.	☐	The accounts have been subject to review.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have not yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 27th February 2002

(Director)

Print name: **PAUL BATCHELOR**

Notes

1 **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section.

2 **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3 **Consolidated profit and loss account**

Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue, and AASB 1018: Statement of financial performance.*

Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4 **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* for the difference and their amounts.

5 **Consolidated balance sheet**

Format The format of the consolidated balance sheet should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Half-Year Accounts and Consolidated Accounts, and AASB 1040: Statement of Financial Position.* Banking institutions, trusts and financial institutions identified in an ASIC Class Order dated 2 September 1997 may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required. Trusts should also note paragraph 10 of *AASB 1029 and paragraph 11 of AASB 1030: Application of Accounting Standards etc.*

6 **Consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B

7 **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8 **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9 **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. However, an entity may report exact figures, if the $A'000 headings are amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, if the $A'000 headings are amended.

10 **Comparative figures** Comparative figures are the unadjusted figures from the previous corresponding period. However, if there is a lack of comparability, a note explaining the position should be attached.

11 **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Law must also be given to ASX. For example, a directors' report and declaration, if lodged with the +ASIC, must be given to ASX.

12 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one) must be complied with.

13 **Corporations Law financial statements** As at 1/7/96, this report may be able to be used by an entity required to comply with the Corporations Law as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

14 ***Issued and quoted securities*** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Relevant Items** AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in AASB 1018. For foreign entities, there are similar requirements in other accounting standards normally accepted by ASX

16 **$ Dollars** If reporting is not in $A, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

AMP Limited

ABN 49 079 354 519

Directors' Report and Full Financial Report

2001

DIRECTORS' REPORT

For the year ended 31 December 2001

Directors' details

Details of Directors of the company in office at the date of this report, and each Director's qualifications, experience and special responsibilities are included on pages 7 to 9 of this report.

Directors' meetings

Details of meetings of the Board and each Board Committee held and attended during the year are included on page 10 of this report.

Principal activities

AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results

The result for 2001 was net profit after tax attributable to shareholders of $690 million, compared to $1,152 million for 2000. A detailed analysis of shareholder profit is shown below in this report.

AMP's results are made up of two primary components: operating margins and investment income. The fundamentals of the business, as reflected in core recurring operating margins, remain positive with strong growth of 14% to $938 million, compared with $823 million in 2000. Investment income was significantly lower than last year due to a reduction in the market value of equity investments, principally in the UK. This had an adverse impact on the net profit after tax.

A number of significant restructuring activities were undertaken during the year, the largest being the sale of the General Insurance business. AMP continues to distribute AMP branded general insurance products provided by the purchasers and continues to manage in run-off the reinsurance and corporate businesses retained. AMP sold its 25% interest in Virgin One for a profit of $76 million.

Assets under management at 31 December 2001 of $292 billion remain steady compared with $291 billion at 31 December 2000, with the impact of lower equity markets offset by new business growth and currency effects. Both business growth and retention have been solid in the challenging market conditions with net cash flows from our wealth creation and protection products reaching $25.2 billion, against $31.0 billion achieved in strong markets during 2000.

The aggregate of all life insurance premiums received and receivable, and general insurance premiums, decreased overall to $17.8 billion from $18.9 billion in 2000 due largely to the divestment of the General Insurance business. These amounts include premiums received and receivable on policies in the life insurance funds in the nature of deposits of $13.6 billion, which decreased slightly from $13.9 billion in 2000. For financial reporting purposes these items are accounted for as increases in life insurance policy liabilities and only the margins attributable to AMP from that business are classified as revenue in the statement of financial performance.

Shareholder capital and reserves have increased by 8% to $9,520 million since 31 December 2000, reflecting the profit for the year after dividends and the unrealised increase in reserves due to the strengthening of sterling against the Australian dollar on the net sterling denominated assets. The increase also includes additional share capital of $407 million issued under the Dividend Reinvestment and Share Purchase and Option Plans.

DIRECTORS' REPORT

In our operating businesses:

- AMP Financial Services in Australia and New Zealand performed well, with a 12% increase to $393 million in core operating margins driven by strong growth in new business.
- AMP UK Financial Services also lifted operating margins by 24% to $328 million. This is due to experience gains, cost management, revenue growth, particularly in the IFA channel, and favourable exchange rate movements.
- Henderson Global Investors, AMP's asset management business, contributed $208 million after tax to core recurring operating margins in difficult markets compared with $216 million for 2000.
- AMP International's operating businesses continued to show growth. In particular, Cogent and AMP Banking in Australia and New Zealand produced both increased revenues and profits. New businesses were launched in Indian and Japanese retail financial services markets.

Residual exposures in discontinued businesses (reinsurance and residual lines of general insurance business retained by AMP) continue to be run down. The profit of $126 million includes releases of provisions and reserves no longer required as the portfolio risks are reduced, as well as the first half results of the divested General Insurance business.

Political donations

AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2001 were:

Federal Liberal Party of Australia	$55,000
Federal Australian Labor Party	$55,000
National Party of Australia	$25,000
Australian Democrats	$15,000
Labor Party of New Zealand	NZ$10,000
National Party of New Zealand	NZ$10,000

Smaller contributions were also made during 2001 to Australian State political parties.

Significant changes in the state of affairs

The divestment of general insurance businesses in Australia, New Zealand and the UK, announced in June, was settled in the second half of the year. The sale resulted in the realisation of $1.8 billion in value for AMP. Overall, the transactions realised intangible assets of $1.1 billion without financial loss or detriment to shareholder value.

During the year AMP acquired the independent financial advisory firm Towry Law in the UK and the UK online personal finance service company Interactive Investor.

AMP established two retail financial services joint ventures in Asia during the period under review – with NEC in Japan, supported by a distribution alliance with Miroku Jyoho Service Co and with The Sanmar Group in India.

In July, AMP announced a restructuring of its Virgin joint ventures, and the sale of its 25% stake in Virgin One, also through AMP International. The sale generated a profit of $76 million. The restructure has brought together the remaining two Virgin businesses, Virginmoney.com and Virgin Direct. The new business is called Virgin Money and AMP continues to own 50% of the joint venture.

Likely developments

Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment

AMP recognises it has direct and indirect impacts on the environment. Its direct impacts include the consumption of energy, water, paper and other materials, as well as the production of waste, through its day-to-day operations. Its indirect impacts come from its significant and varied investments in listed and private companies and commercial operations around the globe.

Many areas of AMP have been active in environmental management for some time. That knowledge is increasingly being shared across the company, recognising that improvements in environmental management are more pertinent to some areas of AMP's operations than to others.

AMP has adequate systems in place for the management of its environmental requirements generally and various AMP businesses have a specific focus on the environmental impact of their business activities. While AMP is subject to environmental regulations in relation to its activities on land, these are general regulations that apply to all persons and are not particular and significant in their application to AMP.

Property
AMP continues to progressively implement environmental management plans at key facilities in its Australian and New Zealand property (land and building) portfolio.

In June 2001, AMP piloted an environmental management system across its Australasian property investment management division, which will be used as the basis of a company-wide programme during 2002. This system is based on the principle that environmental management is integral to effective property and investment management. The system commits the business to achieving above-compliance standards and to promoting the environmental education of employees, contractors and stakeholder businesses.

As part of the pilot, office buildings and shopping centres representing 57%, an investment of $9.1 billion, of the total portfolio by value were assessed on environmental management criteria under three broad categories: air, land and sea/waterways. This process identified a number of initiatives that combine financial savings with environmental benefits, such as reductions in water usage, and their roll-out to other AMP Henderson properties will be progressed during 2002.

In Europe, AMP's property acquisition due diligence process incorporates an environmental assessment to determine any environmental hazards that may directly or indirectly affect the property. When purchases are considered that incorporate any form of environmental remediation, a risk review is undertaken to establish any residual hazards.

In the UK, AMP implements other environmental management systems in association with UK development partners and tailored to particular projects. These systems recognise the importance of consultation during the development process both within the developers' immediate implementation structure and with the local and regional community.

Stanbroke Pastoral Company
Stanbroke is an AMP subsidiary managing a portfolio of properties in northern Australia for beef production.

Stanbroke remains committed to managing its significant resources in an environmentally sensitive and sustainable way through its land management policy.

As part of the continuous improvement of this policy, Stanbroke has commenced an environmental review of its 12.6 million hectares. Current and historical environmental features of the central Queensland region and the Stanbroke properties within that region have been recorded in an independently compiled environmental

register. The next step is to review the format of the register in preparation for expansion to the remaining regions where Stanbroke properties are located.

In support of Stanbroke's commitment to sustainable land management, representatives from the Australian Conservation Council, World Wildlife Fund, Queensland Conservation Council, Queensland Department of Natural Resources and Mines, and Toowoomba Regional Environmental Council visited the central Queensland group of properties to view and discuss the results of Stanbroke's land management practices in June 2001. Dialogue with these and other environmental groups will be ongoing.

A self-imposed moratorium on clearing of remnant vegetation was set in 2000 and remains in force.

Pro-active monitoring of ground water quality on the Queensland properties will continue to be undertaken along with practices to identify potential areas of dry land salinity hazard.

Additional environmental protection and resource management developments will continue in 2002, including fencing of riparian and remnant vegetation zones and the expansion of innovative soil conservation and vegetation management practices.

Investment management
AMP is an investor in entities which engage in a wide range of activities. AMP is not generally involved in the active management of such organisations. However, where AMP has invested more than A$100 million in an entity and appointed nominee directors to the board, those directors have reported to the Board Audit and Compliance Committee (pursuant to a requirement that they report to AMP on any compliance issues) on environmental issues.

Specifically they are required to report on whether the compliance programmes employed at the relevant entities are appropriate to identify environmental breaches and report them in a timely fashion, and whether they are aware of any breaches of particular and significant environmental regulations as they apply to those entities.

Events occurring after the reporting date

As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration

Details of the emoluments paid to the Directors and the five highest paid executive officers of the group and options granted are disclosed in Note 33 of the Financial Report.

Options

Disclosure of information relating to the granting and exercise of options over unissued ordinary shares are shown in Note 32 of the Financial Report.

Directors' interests

The interests of each Director in AMP shares, options over AMP shares and other registered schemes made available by AMP as at the date of this report are as shown on page 10.

DIRECTORS' REPORT

For the year ended 31 December 2001

Indemnification and insurance of Directors and officers

Under its Constitution, the company has, to the extent permitted by the Corporations Act 2001, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal, (including the costs and expenses of defending actions for an actual or alleged liability) which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

- The Directors will have access to the books of AMP Limited for their period of office and for 7 years after they cease to hold office;
- AMP Limited indemnifies the Directors to the extent permitted by the Corporations Act 2001; and
- AMP Limited will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the Corporations Act 2001 for the period of their office and for 7 years after they cease to hold office.

The Deeds of Indemnity and Access were amended during the financial year, as approved by the Board, principally to clarify that the indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies.

Dividends

Details of the dividends paid and declared during the financial year are disclosed in Note 18 of the Financial Report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

STAN WALLIS
CHAIRMAN

PAUL BATCHELOR
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Sydney, 27 February 2002

DIRECTORS' REPORT

For the year ended 31 December 2001

AMP Limited Board Biographies

The AMP Board carries out certain of its duties by delegation to Board Committees. Each Director of the AMP Board serves on one, or more, of its Committees. With effect from January 2002, those Committees are: Audit and Compliance, Finance, Governance, Nomination and Remuneration.

Stan Wallis, AO
Chairman
BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS
Age 62

Member of the AMP Board since 1990 and appointed Chairman in 2000. Chairman of the Board's Nomination Committee and a member of its Governance and Remuneration Committees.

Experience
Over 40 years industrial and financial services experience. Former Managing Director (18 years) and Chairman (4 years) of Amcor Limited. Past President of the Business Council of Australia and former Chairman of the 1996/1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Chairman of retailer Coles Myer Ltd and technology company Pineapplehead Ltd and Director of the Australian Foundation Investment Company Ltd.

Other interests
Board member of the Melbourne Business School - University of Melbourne and The Walter & Eliza Hall Institute of Medical Research.

Paul Batchelor
Managing Director and Chief Executive Officer
FCA
Age 51

Appointed to the Board in July 1999 and as Managing Director and CEO in August 1999. Joined AMP in March 1997 as Chief Financial Officer and led the successful demutualisation and listing of the company. Member of the Board's Finance, Governance and Nomination Committees. Director of AMP's key operating subsidiaries in Australia and the UK.

Experience
20 years international financial services and executive experience. Most recently was Chief Financial Officer and Group Executive Australasia & Pacific at Colonial Limited, responsible for its life and superannuation business. Led Colonial's successful demutualisation and managed major acquisitions including the purchase of State Bank of NSW.

Other interests
Member of the Business Council of Australia, the Financial Sector Advisory Council and the Investment Advisory Committee for the Australian Olympic Foundation.

Sir Malcolm Bates
MSc, FCIS, FRAeS, CIMgt
Age 67

Appointed to the Board in 1998. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK financial services operating subsidiaries that year. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Resident of the UK.

Experience
30 years experience as a senior executive and director of major international manufacturing and distribution organisations. Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, for 12 years until 1997, having previously been Senior Commercial Director since 1976.

Other directorships
Chairman of Premier Farnell plc, a distributor of electrical and other components, and Chairman of London Transport, the holding company for the London Underground system.

Other interests
A Governor and Deputy Chairman of the University of Westminster (UK).

Patricia Cross
BSc (Hons), FAICD, FAIM, FFTA
Age 42

Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Appointed as a Director of AMP Bank Limited from February 2002.

Experience
20 years' international experience in banking and finance, having held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and the National Australia Bank in the United States, Europe and Australia.

Other interests
Director of Opera Australia Capital Fund Limited, Heide Park and Art Gallery Limited and Board of Partners and external adviser to the Board of Directors of Deloitte Touche Tohmatsu. Member of the Financial Sector Advisory Council, the Appeal Panel of the Essential Services Commission and the Murdoch Children's Research Institute Investment Committee.

Richard Grellman
FCA
Age 51

Appointed to the Board in 2000. Chairman of the Board's Audit and Compliance Committee, member of its Nomination Committee and has recently been appointed a Director of AMP Life Limited.

Experience
32 years in the accounting profession. Financial Services partner with KPMG from 1982 - 2000, providing broad commercial services including specialist strategic advice to large international financial institutions. Served as a member of KPMG's National Board before being invited to sit on its National Executive in 1997 - a position held until retirement from the firm. Acted as Independent Financial Expert for the AMP demutualisation and subsequently as Investigating Accountant for the AMP prospectus and listing.

Other directorships
Chairman of the Board and Council of the Motor Accidents Authority of NSW.

Other interests
President and Chairman of the Board of Mission Australia and its controlled entities.

Lord Killearn
Age 60

Appointed to the Board in 1999. Chairman of Henderson Global Investors (Holdings) plc and the Board Finance Committee. Member of the Board Remuneration Committee. Resident in the UK.

Experience
28 years international financial services knowledge and experience. Until his retirement in April 2002, Managing Director – Corporate Finance of Cazenove & Co, an investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and became Cazenove Managing Director responsible for the Asia Pacific region, having established the Cazenove office in Hong Kong in 1974.

Other directorships
Director of Albion Investment Company (Alderney) Limited, a close-ended investment trust.

Paul Mazoudier
BA, LLB (Hons), FAICD
Age 60

Appointed to the Board in 2000. Chairman of the Board Governance Committee, a member of its Audit and Compliance Committee and has recently been appointed a Director of AMP Life Limited.

Experience
35 years in the legal profession. Commercial partner of Minter Ellison, Lawyers, until retiring in 2000. Extensive experience in negotiation and structuring of international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former member of Minter Ellison's National Executive Committee and at the time of his retirement was NSW Chairman.

Other directorships
Chairman of Simsmetal Limited (metal processing and recycling), Bishop Technology Group Limited (automotive engineering technology), The Ambition Group Limited (finance and technology recruitment) and Atlas Copco Australia Pty Ltd (mining equipment, tools and compressors). Also a Director of HPAL Limited (essential mail and digital imaging).

Other interests
Member of the Advisory Council of the Caliburn Partnership.

Ian Renard
BA, LLM, FAICD
Age 55

Appointed to the Board of AMP in 1998. Member of the Board's Finance, Audit and Compliance and Governance Committees. Appointed as a Director of AMP Bank Limited from March 2002.

Experience
29 years in the legal profession. Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership has been continuing in a consultant role with Allens Arthur Robinson.

Other directorships
Director of CSL Limited (a pharmaceutical, veterinary and health care products company), Newcrest Mining Limited (a gold and copper mining and processing company) and Hurstmead Pastoral Company Pty Ltd (sheep and cattle).

Other interests
Deputy Chancellor of the University of Melbourne and chairs or serves on various University Council committees. Chairman of the Melbourne Theatre Company, a member of the Collections Committee of the State Library of Victoria and a trustee of the R E Ross Trust and the Queen's Fund public charitable trusts. Director of Australian Major Performing Arts Group Ltd, a non-profit company.

DIRECTORS' REPORT

For the year ended 31 December 2001

Directors' interests

At 27 February 2002, the Directors hold the following beneficial interests in: AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

S D M Wallis	11,000	Shares
P J Batchelor	104,569	Shares
	60,000	Rights to shares under the Performance Share and Option Plan
	200,000	Options held under the Executive Option Plan
	1,282,980	Options held under the Managing Director and Chief Executive Officer's Option Plan
Sir Malcolm Bates	5,000	Shares
P A Cross	10,000	Shares
R J Grellman	5,000	Shares
Lord Killearn	12,623	Shares
P K Mazoudier	2,600	Shares
I A Renard	5,085	Shares
	50	AMP Income Securities

Attendance at Board and Board Committee Meetings

Details of attendance by Directors of AMP Limited at the Board and Board Committee meetings held during the year ended 31 December 2001 are as follows:

Directors at 31 December 2001[1]	AMP Limited Board		Board Audit and Compliance Committee		Board Finance and Investment Committee		Board Human Resources Committee		Other Committees[2]	
	A	B	A	B	A	B	A	B	A	B
S D M Wallis	15	15					7	7	2	2
P J Batchelor	15	15			7	6			3	3
Sir Malcolm Bates	15	15					7	7	1	0
P A Cross	15	15			7	6	7	7		
R J Grellman	15	15	9	9					1	1
Lord Killearn	15	14			7	7				
P K Mazoudier	15	14	9	8			7	7		
I A Renard	15	15	9	8	7	6				

Notes:

Column A - Indicates number of meetings held while the Director was a member of the Board/Committee.
Column B - Indicates number of those meetings attended

1. C J Hewson who retired on 11 December 2001 attended meetings during 2001 as follows: 14 of 15 Board meetings, 8 of 9 Board Audit and Compliance meetings and 5 of 6 Board Finance and Investment Committee meetings.
2. Other Committees of the Board were constituted during the year in relation to the financial results and the acquisition of Towry Law plc.

DETAILED ANALYSIS OF SHAREHOLDER PROFIT

For the year ended 31 December 2001

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

	Year ended 31 December 2001 A$m	Year ended 31 December 2000 A$m
Core recurring operating margins[1]		
AMP Financial Services	393	350
UK Financial Services	328	264
Henderson Global Investors	208	216
AMP International	9	(7)
Total core recurring operating margins	938	823
Non recurring margins		
AMP Financial Services	(27)	20
Henderson Global Investors	2	99
AMP International	76	-
Total non recurring margins	51	119
Discontinuing businesses		
Discontinuing business	109	(22)
General Insurance	17	39
Total discontinued businesses	126	17
Total operating margins	**1,115**	**959**
Normalised investment income attributable to Business Units	533	511
Interest expense on corporate debt	(242)	(278)
Corporate and other expenses	(102)	(128)
Normalised contribution	**1,304**	**1,064**
Investment income market adjustment	(559)	106
Other	-	3
Net profit after tax attributable to shareholders before goodwill amortisation	745	1,173
Amortisation of goodwill	(55)	(21)
Net profit after tax attributable to shareholders	**690**	**1,152**

Note:

1. *Core recurring operating margins include experience profits, capitalised losses and reversals.*

AMP LIMITED
ABN 49 079 354 519
FULL FINANCIAL REPORT TO MEMBERS
31 December 2001

TABLE OF CONTENTS

STATEMENTS OF FINANCIAL PERFORMANCE 13
STATEMENTS OF FINANCIAL POSITION 14
STATEMENTS OF CASH FLOWS 15
NOTES TO THE FINANCIAL STATEMENTS 16
1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES 16
2. SEGMENT INFORMATION 24
3. ANALYSIS OF REVENUES FROM ORDINARY ACTIVITIES 25
4. ANALYSIS OF EXPENSES FROM ORDINARY ACTIVITIES 26
5. SIGNIFICANT ITEMS 27
6. INCOME TAX 28
7. RECEIVABLES 28
8. INVESTMENTS 29
9. OPERATING ASSETS 30
10. OTHER ASSETS 30
11. INTANGIBLES 30
12. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES 31
13. ACCOUNTS PAYABLE 31
14. PROVISIONS 31
15. BORROWINGS 32
16. SUBORDINATED DEBT 32
17. CONTRIBUTED EQUITY 33
18. DIVIDENDS AND FRANKING CREDITS ACCOUNT 33
19. EARNINGS PER SHARE 33
20. RESERVES AND RETAINED PROFITS 34
21. UNATTRIBUTED LIFE FUNDS 35
22. OTHER EQUITY INTERESTS IN CONTROLLED ENTITIES 35
23. LIFE INSURANCE BUSINESS 36
24. GENERAL INSURANCE BUSINESS 41
25. NOTES TO THE STATEMENTS OF CASH FLOWS 44
26. FINANCIAL INSTRUMENTS 47
27. GROUP CONTROLLED ENTITY HOLDINGS 54
28. INVESTMENTS IN ASSOCIATED ENTITIES 68
29. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS 70
30. CONTINGENT LIABILITIES 71
31. SUPERANNUATION COMMITMENTS 72
32. EMPLOYEE SHARE AND OPTION PLANS 73
33. REMUNERATION OF DIRECTORS AND EXECUTIVES 75
35. AUDITORS' REMUNERATION 84
36. EVENTS OCCURRING AFTER REPORTING DATE 84
DIRECTORS' DECLARATION 85
INDEPENDENT AUDIT REPORT 86

STATEMENTS OF FINANCIAL PERFORMANCE

For the year ended 31 December 2001

	Note	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
Premium and related revenue	3	4,155	5,006	-	-
Fee and other revenue	3	1,809	2,037	16	14
Investment gains (losses) on policyholder funds, unattributed life funds and shareholder funds	3	(1,605)	7,157	165	81
Claims expense	4	(9,242)	(9,775)	-	-
Movement in life insurance policy liabilities	4	9,645	2,194	-	-
Operating expenses	4	(4,455)	(5,012)	(14)	(10)
Borrowing costs		(894)	(971)	-	-
Profit (loss) from ordinary activities before income tax - shareholders and other equity interests		(587)	636	167	85
Income tax (expense) credit		397	107	(1)	(2)
Net profit (loss) from ordinary activities after income tax - shareholders and other equity interests		(190)	743	166	83
Other equity interests					
- Unattributed life funds		940	455	-	-
- Outside equity interests - controlled entities		(60)	(46)	-	-
***Net profit after tax attributable to shareholders of AMP* Limited**		**690**	**1,152**	**166**	**83**
Net exchange difference on translating self-sustaining foreign operations	20	211	279	-	-
Total changes in equity other than those resulting from transactions with owners as owners		**901**	**1,431**	**166**	**83**

	Note	2001 A$ cents per share	2000 A$ cents per share
Basic earnings per ordinary share	19	62.1	105.2
Diluted earnings per ordinary share	19	61.9	102.9
Proposed and paid dividends per share	18	51.0	47.0

STATEMENTS OF FINANCIAL POSITION

As at 31 December 2001

	Note	Consolidated		Parent	
		2001	2000	2001	2000
		A$m	A$m	A$m	A$m
Assets					
Cash at bank and on deposit		8,485	5,960	16	2
Receivables	7	7,832	6,760	5	8
Equity securities	8	71,772	75,648	-	-
Debt securities	8	61,064	62,097	413	550
Property	8	18,072	18,361	-	-
Other investments	8	1,186	2,514	-	-
Operating assets	9	306	651	-	-
Deferred tax assets	6	367	356	2	2
Other assets	10	489	660	-	-
Intangibles	11	866	195	-	-
Excess of market value over net assets of controlled entites	12	2,926	3,945	-	-
Investments in controlled entities	8,27	-	-	9,001	8,846
Total assets		**173,365**	**177,147**	**9,437**	**9,408**
Liabilities					
Accounts payable	13	4,364	3,546	3	3
Income tax payable		166	507	1	-
Unearned premiums		108	861	-	-
Outstanding claims	24(b)	3,772	5,497	-	-
Provisions	14	2,572	2,838	300	272
Deferred tax liabilities		1,666	2,305	-	-
Borrowings	15	10,668	10,979	-	-
Life insurance policy liabilities	23(d)	130,188	131,213	-	-
Subordinated debt	16	2,544	2,478	-	-
Total liabilities		**156,048**	**160,224**	**304**	**275**
Net assets		**17,317**	**16,923**	**9,133**	**9,133**
Equity attributable to shareholders					
Contributed equity	17	4,613	4,206	4,613	4,206
Capital reserve	20	510	510	510	510
Foreign currency translation reserve	20	313	102	-	-
Shareholders' retained profits	20	4,084	3,967	4,010	4,417
Total equity attributable to shareholders		**9,520**	**8,785**	**9,133**	**9,133**
Other equity					
Unattributed life funds	21	6,232	6,802	-	-
Other equity interests in controlled entities	22	1,565	1,336	-	-
Total other equity		**7,797**	**8,138**	**-**	**-**
Total equity		**17,317**	**16,923**	**9,133**	**9,133**

STATEMENTS OF CASH FLOWS

For the year ended 31 December 2001

	Note	Consolidated		Parent	
		2001 A$m	2000 A$m	2001 A$m	2000 A$m
Cash flows from operating activities					
Cash receipts in the course of operations		21,521	21,593	19	16
Interest and other items of a similar nature received		4,065	3,474	1	1
Dividends received		1,505	1,405	163	81
Cash payments in the course of operations		(26,587)	(24,370)	(13)	(17)
Borrowing costs		(807)	(960)	-	-
Income tax paid		(641)	(860)	-	-
Net cash flows from (used in) operating activities	25(a)	**(944)**	**282**	**170**	**81**
Cash flows from investing activities					
Proceeds from sale of properties		3,824	1,247	-	-
Proceeds from sale of equities		18,453	37,090	-	-
Proceeds from sale of units in unit trusts		4,453	6,726	-	-
Proceeds from sale of controlled entities - sale of Australasian General Insurance business (net of cash disposed)	25(e)	1,021	-	-	-
Proceeds from sale of other controlled and associated entities		250	137	-	-
Proceeds from sale of interest-bearing securities		116,095	72,128	-	-
Proceeds from repayment of loans		4,725	3,758	137	393
Proceeds from sale of other investments		2,863	2,444	-	-
Payments to acquire properties		(2,504)	(1,827)	-	-
Payments to acquire equities		(16,915)	(29,109)	-	-
Payments to acquire units in unit trusts		(6,949)	(14,172)	-	-
Capital contributions to associated/controlled entities		-	-	(155)	(59)
Payments to acquire controlling interest - Towry Law (2000: NPI) (net of cash acquired)	25(d)	(209)	(860)	-	-
Payments to acquire other controlled and associated entities (net of cash acquired)		(156)	(583)	-	-
Payments to acquire interest-bearing securities		(110,980)	(72,854)	-	-
Loans granted		(4,886)	(4,846)	-	(173)
Payments to acquire other investments		(2,804)	(1,119)	-	-
Net cash flows from (used in) investing activities		**6,281**	**(1,840)**	**(18)**	**161**
Cash flows from financing activities					
Proceeds from borrowings		6,434	7,136	-	-
Repayment of borrowings		(7,686)	(7,872)	-	-
Dividends paid		(381)	(333)	(381)	(333)
Proceeds from the issue of shares		243	91	243	91
Other equity interest		294	(42)	-	-
Net cash flows from (used in) financing activities		**(1,096)**	**(1,020)**	**(138)**	**(242)**
Net increase (decrease) in cash		4,241	(2,578)	14	-
Balance at the beginning of the year		4,732	6,966	2	2
Effect of exchange rate changes on cash balances		342	344	-	-
Balance at the end of the year	25(b)	**9,315**	**4,732**	**16**	**2**

Notes to the Financial Statements

For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated Financial Report of the economic entity comprises of AMP Limited (the parent entity) and all entities which AMP Limited controlled from time to time during the year and at balance date (the Group).

(a) Basis of accounting

The Financial Report is a general purpose Financial Report which has been prepared on an accruals basis in accordance with the requirements of the Corporations Act 2001 which includes applicable Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The Group is predominantly a financial services operation conducted through life insurers and financial institutions. The Financial Reports comprising the assets, liabilities, revenues and expenses of the Group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the general insurance activities are measured on the basis of net market value and net present value. All remaining activities within the Group are accounted for in accordance with the historical cost convention.

(b) Comparative information

Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

(c) Changes in accounting policies

Accounting policies in this Financial Report are consistent with those of the previous year except for the first time application of revised Accounting Standard AASB 1018: 'Statement of Financial Performance', revised AASB 1034: 'Financial Report Presentation and Disclosure' and AASB 1040: 'Statement of Financial Position'.

Under the new rules, the concept of abnormal items has been removed. Previously the required format showed a calculation of operating profit before abnormals, abnormals, and operating profit after abnormals. Presentation of a line described as operating profit before abnormals is no longer allowed, and the official term "abnormals" has been removed.

However in accordance with the requirements of AASB 1018, individual components of revenue or expense that are of such a size, nature or incidence "that disclosure is relevant in explaining the financial performance", which may have been previously described as abnormal, have been disclosed in note 5.

A number of other minor disclosures and presentation changes have also been adopted throughout the Financial Report. The changes do not affect the calculation of net profit (loss) nor statement of financial position valuations.

In accordance with the requirements of AASB 1038: 'Life Insurance Business', life insurance premiums have been split between their revenue and deposit components. Similarly, expenses relating to life insurance policy payments and policy liabilities have been split between their expense and withdrawal components.

This requirement applies to the Group for the first time in 2001. Previously the total amount of premiums received and receivable was recognised as revenue and the total amount of the claims paid and payable was treated as expense. There is no effect on net profit (loss) as a result of the change.

The details of the split are shown in Notes 3 and 4.

Presentation of the statements of financial position

AASB 1038: 'Life Insurance Business' requires the Group to adopt a liquidity basis for either the whole or the predominant part of its consolidated statement of financial position.

The parent entity, AMP Limited, acts as a holding company and is not a life insurer or financial institution. Its statement of financial position has also been presented in its broad order of liquidity.

(d) Principles of consolidation

Controlled entities acquired are accounted for using the purchase method of accounting. Information from the Financial Reports of controlled entities is included from the date the parent entity obtains control until such time as control ceases. Where there is a loss of control of a controlled entity, the consolidated Financial Report includes the results for the part of the reporting period during which the parent company has control.

The Financial Reports of controlled entities are prepared for the same reporting period as the parent entity using consistent accounting policies where applicable. Adjustments are made to bring into line any dissimilar accounting policies which may exist.

The life insurance operations of controlled entities mandated by specific regulatory requirements are conducted within separate life insurance funds containing both policyholder and shareholder interests. The activities of these funds are reported in aggregate with all other shareholder interests in the Group's statement of financial performance, statement of financial position and statement of cash flows.

All intercompany balances and transactions including unrealised profits arising from intra-group transactions, have been eliminated in full.

Notes to the Financial Statements

For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e) Cash at bank and on deposit

For the purposes of the statements of cash flows and the statement of financial position, cash comprises cash on hand which is available on demand, deposits held at call with banks usually available within 24 hours and tradeable investments in money market instruments not subject to significant risk of change in value which mature within 90 days, net of outstanding bank overdrafts and deposits in.

Cash on hand, deposits at call and bank overdrafts are carried at their principal amount. Interest revenue on deposits and interest expense on bank overdrafts are recorded as revenues and expenses as they accrue.

(f) Receivables

Receivables are carried at nominal amounts due less any provisions for impairment, except in relation to reinsurance claims which are discounted to present value consistent with discounting of outstanding claims.

Financing receivables integral to the life and general insurance activities of the Group are reported at market value. The resulting unrealised gains and losses are recognised in the statement of financial performance.

(g) Investments

Investments held by non-life insurance businesses and investments within the general insurance business which are not integral to the general insurance activities are held at the lower of cost and recoverable amount except for marketable securities held for resale which are recorded at net market value. Investments by AMP Limited in controlled entities are recorded at the lower of cost or recoverable amount.

Investment assets held by the Group's life insurance entities and those integral to general insurance activities have been recorded at net market value including an allowance for estimated realisation costs. Where no quoted market values exist, various methods determined by internal and external valuers are adopted by the Directors. In those cases, the values adopted are deemed equivalent to net market value. Details of particular methods adopted are set out below.

Equity securities

i) Ordinary and preference shares, equity options (included in equities) and investments in unit trusts that are not controlled entities are recorded at their latest available market value or, where no quoted market value exists, at Directors' valuations with reference to various recognised valuation methods including net tangible assets, cash flows and earnings multiples;

ii) Investments in controlled entities of life insurance operations that do not have quoted market values are recorded at Directors' valuations. For the majority of controlled entities this valuation has been determined by reference to the net tangible assets, the anticipated discounted cashflows or a multiple of earnings of the controlled entity. Also refer to note 1(k) Excess of market value over net assets of controlled entities;

iii) Investments in associated entities are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the net market value of each associated entity; and

iv) Investments in partnerships and joint ventures are recorded at Directors' valuation with reference to the life insurance entity's proportionate interest in the market value of each partnership or joint venture at balance date based on their discounted cash flow or net tangible assets, as applicable.

Debt securities

i) Interest-bearing securities listed on stock exchanges are shown at quoted prices at balance date. Unlisted interest-bearing securities are valued using interest rate yields obtainable on comparable listed investments; and

ii) Loans are recorded at market value based on discounting the estimated recoverable amount using prevailing interest rates.

Property

i) Freehold and leasehold properties, including owner-occupied properties, are recorded at current net market values. For properties held in respect of investment-linked business, values are determined annually, or more frequently as required, by qualified independent valuers; and

ii) For properties held in respect of other classes of life insurance business, annual valuations are made by qualified internal valuers, with values of selected major properties certified by qualified independent valuers.

Investment synthetics and derivatives including financial futures and forward exchange contracts, interest rate swaps, exchange traded and other options, and forward rate agreements are recorded at net market value and included in the investment asset category being hedged.

Notes to the Financial Statements

For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h) Operating assets

Operating assets are carried at cost less accumulated depreciation. Depreciation is provided on a straight line basis over a period of 3-10 years. The written down value approximates net market value in the life insurance operations.

(i) Other assets

Deferred acquisition costs - general insurance

A portion of acquisition costs relating to unearned premium revenue is deferred in recognition that it relates to a future benefit. Deferred acquisition costs are measured at the lower of cost and recoverable amount. Deferred acquisition costs are amortised over the financial years expected to benefit from the expenditure.

Capitalisation of costs

Costs are capitalised and carried forward only where the costs relate to the creation of an asset with expected future economic benefits which is capable of reliable measurement. Otherwise all costs are recognised as expenses in the period they are incurred.

Capitalised costs are amortised over the estimated useful life of the asset being a period not exceeding five years, commencing at the time the asset is first put into use or held ready for use (whichever is the earlier).

(j) Intangibles

Where controlled entities of non-life insurance entities are consolidated, the excess of purchase price over the fair value of identifiable net assets of controlled entities is goodwill and is amortised on a straight line basis, over the period during which benefits are expected to be received or 20 years, whichever is the lesser. All purchased goodwill is currently being amortised over a period not greater than 20 years.

(k) Excess of market value over net assets of controlled entities

Interest in controlled entities held by life insurance companies are subject to revaluation each period, such that the investment in the controlled entity is recorded at net market value.

Where a life insurer consolidates a controlled entity, any differences between the values consolidated line by line and the market value of the controlled entity recorded in the life insurer's financial statements is shown as "Excess of market value over net assets of controlled entities". This excess represents future benefits expected to be derived from the business which are not reflected in the book values of the underlying assets and liabilities of the entity.

Changes in the amount of this excess are included in consolidated investment revenue. The excess is not required to be amortised in the financial statements. Further details are provided in Note 12.

(l) Taxes

Income tax expense

Income tax expense applicable to life insurance businesses within the Group reflects tax imposed on shareholders as well as policyholders and unattributed life funds.

Accounting Standards AASB 1038: 'Life Insurance Business' requires income tax expense applicable to shareholders as well as all other interests to be reflected in the statement of financial performance for the Group.

Income tax expense on all other businesses within the Group are based on the applicable local tax rates and are calculated after adjusting for permanent differences between taxable and accounting income.

Deferred tax balances

The Group has adopted the liability method of tax effect accounting. The tax effect of timing differences, which arise from items being brought to account in different periods for income tax and accounting purposes, are deferred and carried forward in the statement of financial position as a future income tax benefit or a provision for deferred income tax. These amounts are offset where the associated tax payable and the realisable benefit are expected to occur in the same period.

Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Future income tax benefits relating to tax losses are only brought to account when their realisation is virtually certain.

Notes to the Financial Statements

For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Future income tax benefits and provisions for deferred income tax within the life insurance entities have been discounted to present value using reasonable assumptions as to future levels of interest rates, average periods for which each asset category of investments will be held, the tax rate applicable to the respective classes of business and the tax regime in each country of operation. Future income tax benefits and provisions for deferred income tax within non-life insurance entities are not discounted.

Goods & Services Tax
The Group operates across a number of tax jurisdictions and offers products and services which may be subject to various forms of goods and services tax imposed by local tax authorities.

All revenues, expenses and assets are recognised net of any goods and services tax (GST) paid, except where they relate to products and services which are input taxed for GST purposes or the GST incurred is not recoverable from the relevant tax authorities.

In such circumstances the GST paid is recognised as part of the cost of acquisition of the assets or as part of the particular expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from or payable to the tax authorities are included as a receivable or payable in the statement of financial position.

Cash flows are reported on a gross basis reflecting any GST paid or collected. The GST component of cash flows arising from investing or financing activities which are recoverable from, or payable to local tax authorities are classified as operating cash flows.

(m) Accounts payable
Trade and other creditors are recognised for amounts to be paid in the future for goods and services received, whether or not billed to the entity.

(n) Unearned premiums
Unearned premiums represent premium revenue attributable to future accounting periods. In respect of life insurance operations, unearned premiums represent those premiums due after, but received before the end of the financial period.

For direct general insurance and inwards reinsurance classes of business, unearned premiums are determined by apportioning the premiums written in the financial period commensurate with the risk profile of the premiums.

(o) Outstanding claims
General insurance
The liability for outstanding claims at balance date comprises claims which have been reported but not yet paid, claims incurred but not yet reported, claims incurred but not enough reported and the anticipated direct and indirect costs of settling these claims.

The liability includes an allowance for inflation and superimposed inflation and is measured as the present value of the expected future ultimate cost of settling claims. The present value is calculated by discounting the liability using risk adjusted market rates of return on investments.

Outstanding claims are determined on a best estimate basis in accordance with Actuarial Standards. Advice is taken from independent actuaries.

A prudential margin is added to the claims to increase the probability that the liability is adequately provided.

The level of prudential margin has been set having regard to the volatility and predictability of the claims portfolio.

(p) Provisions
Employee entitlements
Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the balance date. These benefits include salaries and wages, annual leave and long service leave.

Notes to the Financial Statements

For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Liabilities arising in respect of salaries and wages, annual leave and any other employee entitlements expected to be settled within twelve months of the reporting date, are measured at their nominal amounts. All other employee entitlements are measured at the present value of the estimated future cash outflows to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the interest rates attaching to government guaranteed securities which have terms to maturity approximating the terms of the related liability are used.

In respect of the Group's defined benefits superannuation plans, any contributions made to the superannuation funds by entities within the Group are recorded as expenses when due.

Employee share and option plans
When new shares are issued to employees as remuneration for past services or on exercise of options previously issued to employees under any of the share and option plans outlined in Note 32, no employee entitlement expense is recognised. Any consideration received on exercise of the options issued is recorded as contributed equity.

Pension transfers and opt-outs
In common with other life insurance entities in the UK which have written pensions, transfer and opt-out business, the Group's UK operations have provisions for the review and possible redress relating to personal pension policies. These provisions are calculated using data derived from both a detailed file review of specific cases and from a statistical review of other outstanding cases.

As the provisions are part of policyholder funds, the shareholder portion (generally 10%) is determined in accordance with the profit sharing arranagements of each fund, the exception being Pearl Assurance Unit Linked Pensions, London Life Limited and Towry Law where any change in the provision is fully attributable to the shareholders.

(q) Borrowings and subordinated debt
Bank loans and deposits are measured at the principal amount. Bonds, notes and subordinated debt, including subordinated bonds and income securities, are recognised at issue date and are reported at historical cost, being their face value, or discounted value.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(r) Contributed equity
Ordinary share capital is recognised at the fair value of consideration received by the company.

(s) Foreign currency translation reserve
All overseas operations are deemed self-sustaining as each is financially and operationally independent of AMP. The accounts of overseas operations are translated using the current rate method and any resulting exchange differences for overseas operations:

i) Controlled other than by life insurance companies are taken directly to the foreign currency translation reserve; and
ii) Controlled by life insurance companies are included in investment gains (losses) consistent with market value accounting.

(t) Premium and related revenue
Life insurance
Premiums are separated into their revenue and deposit components. Premium amounts earned by providing services and bearing risks are treated as revenue. Other premium amounts received which are akin to deposits, are recognised as an increase in policy liabilities.

Premiums with no due date or fixed amount are recognised on a cash received basis. Premiums with a regular due date are recognised on an accruals basis. Unpaid premiums are only recognised during the days of grace or where secured by the surrender value of the policy and are reported as outstanding premiums and classified as receivables in the statement of financial position.

General insurance
General insurance and inwards reinsurance premium revenue comprise amounts charged to the policyholder or other insurers, including fire service levies but excluding stamp duties and GST collected on behalf of third parties.

The earned portion of premiums received and receivable, including unclosed business, is recognised as revenue from ordinary activities.

Reinsurance and other recoveries receivable on paid claims and outstanding claims are fully recognised as revenue when claims are paid or the outstanding claim is raised. Outward reinsurance recoveries are classified as premium revenue in the statement of financial performance.

(u) Investment gains (losses)
Dividend and interest income is brought to account on an accruals basis when the Group obtains control of the right to receive the interest income or dividend revenue.

Notes to the Financial Statements

For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Net realised and unrealised gains (losses) represent changes in the measurement of net market values in respect of all investments recognised at net market value, as described in the investments note 1(g) above.

(v) Claims expense

Life insurance

Claims are separated into their expense and withdrawal components. Claims paid on risk business are treated as an expense. Other claim amounts, which are akin to withdrawals, do not relate to the provision of services or the bearing of risks, and are instead recognised as a decrease in policy liabilities.

Claims are recognised when the liability to the policyholder under the policy contract has been established or upon notification of the insured event depending on the type of claim. Claims on non-investment linked business are recognised when the insured event occurs or is notified depending on the nature of the claim.

General insurance

Claims expense is recognised in respect of general insurance as claims are paid or as movements in outstanding claims occurs.

(w) Outward reinsurance premiums expense

Premiums ceded to reinsurers for both life insurance and general insurance businesses are fully recognised as an expense over the period of cover. Outward reinsurance premiums expense is classified as claims expense in the statement of financial performance.

(x) Operating expenses

Basis of apportionment of operating expenses

Life insurance expenses are apportioned between acquisition and maintenance costs. Expenses which are directly attributable to an individual policy or product are allocated directly to a particular expense category, fund, class of business or product line as appropriate. Where expenses are not directly attributable, they are apportioned based on detailed expense analysis having regard to the objective in incurring that expense and the outcome achieved. The apportionment basis has been made in accordance with Actuarial Standard 1.02: 'Valuation Standard', issued by the Life Insurance Actuarial Standards Board.

Investment management expenses of life insurance operations along with all other shareholder expenses relating to the Group's non-life insurance operations are classified as other operating expenses.

Expenses of controlled entities of life funds represent the business costs of policyholder investments which are consolidated into the results for the Group and do not directly impact shareholder profitability.

(y) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings and finance lease charges. Borrowing costs are charged as an expense as they accrue.

Discounts or premiums and ancillary costs incurred in connection with arrangement of borrowings are amortised over the lesser of the term to maturity or earliest redemption date, but not exceeding 10 years.

(z) Allocation of life insurance operating profit under Margin on Services (MoS)

For the Australian and NZ life insurance business, operating profit, determined by applying the principles of MoS as prescribed in the Life Insurance Act 1995, is allocated between shareholders and participating policyholders. Profit, once allocated to participating policyholders, can only be distributed to policyholders, unless approved otherwise by the regulators.

Profit allocated to Australian and New Zealand policholders is shown as part of expenses, being an increase in liabilities. Bonus distributions to those policyholders are merely a change in the nature of the liability from unvested to vested.

For UK life insurance operations, the profit arising in the with-profits funds is also determined on the basis of the Australian requirements. The allocation of profit between shareholders and policyholders is made solely for the purpose of producing the consolidated accounts of the Group. Distributions from UK with-profits funds are governed by UK statutory requirements which are not based on Life Act principles. For this reason the consolidated statement of financial performance and statement of financial position do not ascribe non-shareholder profit and equity in life funds specifically to policyholders. However, for the purposes of the description of principles of allocation in the following paragraphs, the term "policyholders" includes equity interest in UK life funds not attributable to shareholders.

The bonuses distributed to UK with-profits policy owners are shown as part of expenses. A related movement in Unattributed Life Funds is shown below the operating profit line as a movement in other equity interests. The net result is that the remaining profit is solely that which is attributable to shareholders, as per the allocation below.

Notes to the Financial Statements
For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The principles of allocation of the life insurance profit determined under MoS are as follows:

i) Investment income (net of tax and investment expenses) on retained earnings in respect of AMP Life's participating business and Pearl Assurance's and London Life's with-profits business is allocated between "policyholders" and shareholders in proportion to the balances of "policyholders" and shareholders' retained earnings. In AMP Life these proportions are 80:20. In Pearl Assurance and London Life, these proportions are approximately 90:10;

ii) Other MoS profits arising from AMP Life's participating business (excluding the additional tax attributable to shareholders in respect of Australian superannuation business) are allocated 80% to "policy holders" and 20% to shareholders. Prior to 2 May 2000 the profit arising from open Australian superannuation business written in AMP Life's No. 1 Statutory Fund was apportioned such that the shareholders were allocated 15% of the profit;

iii) For Pearl Assurance's and London Life's with-profits business the assumed allocation to shareholders is one ninth the cost of best estimate bonuses, measured on the same basis as is used to value liabilities for the purpose of the companies' UK regulatory returns. Other MoS profits are allocated such that the proportion of shareholders' retained earnings in the with-profits funds does not shift significantly from 10% over time;

iv) All profits arising from non-participating (without-profits) business, including net investment returns on shareholder capital and retained earnings in life funds (excluding retained earnings dealt with in (i) above) are allocated to shareholders; and

v) All the profits arising from the life insurance funds of NP Life accrue to the policyholders of that fund. Conversely, all the profits arising from the life insurance funds of NPI Limited accrue to the shareholders, with the exception of the investment component of profits on unitised with-profits business which accrue fully to policyholders (net of investment expenses and cost of capital).

(aa) Translation of foreign currency transactions
Transactions denominated in foreign currencies are converted to local currency at the rate of exchange ruling at the date of the transaction.

Amounts outstanding at the balance date denominated in foreign currencies have been converted to local currency using the appropriate rate of exchange ruling at balance date.

Except for certain specific hedges and hedges of foreign currency operations, all resulting exchange differences arising on settlement or restatement are brought to account in determining the net profit (loss) for the period. Transaction costs, premiums and discounts on forward currency contracts are deferred and amortised over the life of the contract.

(bb) Derivative financial instruments
Hedges
The Group is exposed to changes in interest rates and foreign exchange rates from its activities. The Group uses the following derivative financial instruments to hedge these risks: interest rate swaps, forward rate agreements, options and forward foreign exchange contracts. Derivative financial instruments are not held for speculative purposes.

To qualify as a hedge, the swap, forward, futures or option position must be designated as a hedge at its inception and be effective in reducing the market risk of an existing asset, liability, firm commitment or anticipated transaction. A hedge is considered to be effective where there is a high probability of the transaction occurring and the extent, term and nature of the exposure is capable of being estimated.

Effectiveness of the hedge is evaluated on an initial and on going basis by comparing the correlation of the change in market or fair value of the hedge with the changes in the value of the hedged item.

Derivatives that are designated and effective as hedges are accounted for on the same basis as the instruments they are hedging.

Exchange gains and losses on transactions hedging investments in foreign operations:
i) Controlled other than by life insurance companies are taken to the foreign currency translation reserve on consolidation; and
ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses)

Exchange gains and losses on hedging transactions intended to hedge specific future revenue or expense items in foreign operations:
i) Controlled other than by life insurance companies are deferred and included in the measurement of those items; and
ii) Controlled by life insurance companies are taken to the statement of financial performance as investment gains (losses).

Notes to the Financial Statements

For the year ended 31 December 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

For other than life insurance companies, costs arising at the time of entering into hedge transactions are brought to account in the statement of financial performance over the lives of the hedge contracts.

(cc) Loan securitisation

The Group's banking operation, through its loan securitisation program, sells mortgage loans to securitisation vehicles that in turn issue asset backed securities to investors. In such transactions, AMP receives fees for various services provided to the program on an arms-length basis, including servicing fees and management fees. These fees are recognised over the period in which the services are provided. The Group also provides arms-length interest rate swaps and loan facilities to the program in accordance with the APRA Prudential Guidelines.

Notes to the Financial Statements

For the year ended 31 December 2001

2. SEGMENT INFORMATION

BUSINESS SEGMENTS	Total revenue		Net profit after tax attributable to shareholders[1] [2]		Total assets	
	2001	2000	2001	2000	2001	2000
	A$m	A$m	A$m	A$m	A$m	A$m
AMP Financial Services	2,809	5,983	600	628	56,111	58,260
UK Financial Services	(2,237)	3,755	564	468	100,895	101,328
Henderson Global Investors	1,085	1,322	219	322	1,193	1,274
AMP International	959	386	88	(6)	7,919	7,342
Corporate Office	128	(62)	(877)	(232)	3,835	1,501
	2,744	11,384	594	1,180	169,953	169,705
Discontinuing operations						
- General Insurance business	1,028	1,888	32	73	604	4,275
- Corporate and Reinsurance business	668	1,014	145	(15)	4,039	4,332
Eliminations[3]	(81)	(86)	(81)	(86)	(1,231)	(1,165)
Total	**4,359**	**14,200**	**690**	**1,152**	**173,365**	**177,147**

GEOGRAPHIC SEGMENTS	Total revenue		Net profit after tax attributable to shareholders[1] [2] [4]		Total assets	
	2001	2000	2001	2000	2001	2000
	A$m	A$m	A$m	A$m	A$m	A$m
Australasia	5,460	8,260	272	494	68,197	69,851
United Kingdom and Continental Europe	(1,387)	5,187	405	632	103,411	105,439
Rest of the world	367	839	94	112	2,988	3,022
	4,440	14,286	771	1,238	174,596	178,312
Eliminations[3]	(81)	(86)	(81)	(86)	(1,231)	(1,165)
Total	**4,359**	**14,200**	**690**	**1,152**	**173,365**	**177,147**

Business and Geographic segments

- AMP Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.
- UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.
- Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments.
- AMP International comprises AMP Banking, Cogent, Virgin Direct, eBusiness strategies and initiatives and new geographic markets.
- Discontinuing operations include:
  - (i) General Insurance business; and
  - (ii) Corporate insurance operations, mortgage insurance operations and reinsurance operations.
- Corporate Office provides support services to each of the business units.

Notes:

1. *Net profit after tax attributable to shareholders by business segments varies from the Detailed Analysis of Shareholder Profit in the Directors' Report which attributes only operating margins to business segments whereas this segment note also includes normalised investment income for each segment.*
2. *To eliminate the impact of market volatility on the underlying performance of the business segments, investment income on shareholder capital attributed to the business segments is normalised. The excess or shortfall between the normalised return and the actual investment income is allocated to Corporate Office.*
3. *The elimination of net profit after income tax attributable to shareholders represents the amount included in the AMP Financial Services segment for dividends paid by UK Financial Services to AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.*
4. *The 2001 net profit after tax attributable to shareholders includes the results from the divestment of General Insurance of $183 million loss for Australasia and a $183 million gain for the UK and Continental Europe.*

Notes to the Financial Statements

For the year ended 31 December 2001

3. ANALYSIS OF REVENUES FROM ORDINARY ACTIVITIES

	Note	Consolidated		Parent	
		2001 A$m	2000 A$m	2001 A$m	2000 A$m
Premium and related revenue[1]					
Life insurance premium and related revenue received and receivable	23(a)	16,694	16,993	-	-
Less: deposits recognised as an increase in life insurance policy liabilities		(13,649)	(13,874)	-	-
Life insurance premium and related revenue - recognised as revenue		3,045	3,119	-	-
General insurance premium and related revenue received and receivable	24(a)	1,110	1,887	-	-
Total premium and related revenue		**4,155**	**5,006**	-	-
Fee and other revenue					
Investment management fees		723	929	-	-
Service fees		456	406	15	14
Other revenue		630	702	1	-
Total fee and other revenue		**1,809**	**2,037**	**16**	**14**
Investment gains (losses)[2]					
Interest					
- Other related parties - associated entities		29	37	-	-
- Other corporations		4,026	4,010	2	-
Dividends and distributions					
- Wholly owned group - controlled entities		-	-	161	81
- Other related parties - associated entities		158	45	-	-
- Other corporations		1,889	2,072	2	-
Net rents		895	864	-	-
Net realised and unrealised gains (losses)		(8,773)	(91)	-	-
Other investment income		171	220	-	-
Total investment gains (losses)		**(1,605)**	**7,157**	**165**	**81**

Note:

1. *Life insurance premiums are split between their revenue and deposit components (see Note 1(t)). A similar split has been applied to life insurance claims between their expense and withdrawal components and a corresponding offsetting adjustment (ie. equivalent to the net of the adjustment to premiums and claims) is made to "Movement in life insurance policy liabilities". There is no profit effect.*
2. *Investment gains (losses) include all investment income received and receivable and realised and unrealised gains and losses from investment transactions relating to all policyholder funds, unattributed life funds and shareholder funds. The amount attributable to shareholders is a loss of $26 million (2000: $617 million gain).*

Notes to the Financial Statements

For the year ended 31 December 2001

4. ANALYSIS OF EXPENSES FROM ORDINARY ACTIVITIES

	Note	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
Claims					
Life insurance claims paid and payable	23(b)	(18,539)	(19,580)	-	-
Less: withdrawals recognised as a reduction in life insurance policy liabilities		10,420	11,929	-	-
Life insurance claims recognised as expense		(8,119)	(7,651)	-	-
General insurance claims recognised as expense	24(a)	(1,123)	(2,124)	-	-
Claims expense		**(9,242)**	**(9,775)**	**-**	**-**
Movement in life insurance policy liabilities					
Change in net policy liabilities and unvested policyholder benefits		6,416	249	-	-
Add: deposits recognised as an increase in life insurance policy liabilities		13,649	13,874	-	-
Less: withdrawals recognised as a reduction in life insurance policy liabilities		(10,420)	(11,929)	-	-
Movement in life insurance policy liabilities		**9,645**	**2,194**	**-**	**-**
Operating expenses					
Policy acquisition - life insurance	23(b)	(925)	(924)	-	-
Policy maintenance - life insurance	23(b)	(1,192)	(1,160)	-	-
Other operating expenses		(2,338)	(2,928)	(14)	(10)
Operating expenses		**(4,455)**	**(5,012)**	**(14)**	**(10)**
Other operating expenses includes the following items:					
Amortisation of goodwill		(55)	(21)	-	-
Depreciation of operating assets		(71)	(134)	-	-
Rental - operating leases		(47)	(58)	-	-
Increase in provisions for employee entitlements		(86)	(121)	(6)	(7)

Notes to the Financial Statements

For the year ended 31 December 2001

5. SIGNIFICANT ITEMS

The following items have been recognised in the statement of financial performance for the period:

	Significant items before income tax	Income tax on significant items	Policyholder interests in significant items after income tax	Significant items after income tax attributable to shareholders
	A$m	A$m	A$m	A$m
2001 - Consolidated				
Divestment from general insurance business				
- Increase in the value of UK general insurance business prior to divestment	250	(67)	-	183
- Decrease in the value of Australasian general insurance business prior to divestment	(233)	50	-	(183)
Other significant items				
- Increase in value of Virgin One business prior to divestment	76	-	-	76
2000 - Consolidated				
Restructuring and integration costs	(276)	83	42	(151)
Release of deferred tax provisions no longer required	-	154	-	154

The parent entity has no significant items in either 2001 or 2000.

Notes to the Financial Statements

For the year ended 31 December 2001

6. INCOME TAX

The Financial Report of a group that includes a life insurer is required to recognise income tax expenses and benefits irrespective of whether they are designated as relating to policyholders or shareholders. Accordingly, a reconciliation between income tax expense (credit) and prima facie net profit (loss) at the current corporate income tax rate is not included in the Financial Report.

The income tax rates and the basis for taxation relating to shareholder interests differ significantly from those relating to policyholder interests and other interests. The rates of taxation applicable to the taxable income of significant classes of business are as follows:

	2001 %	2000 %
Australia		
Ordinary life insurance business	30	39/34
Complying superannuation	15	15
Non-complying superannuation	30	47/34
Immediate annuity business	Exempt	Exempt
Shareholder fund	30	34
Controlled companies/other business	30	34
United Kingdom		
Life insurance business	20/22	23
Controlled companies/other business	30	30
New Zealand	30/33	33

	Consolidated		Parent	
	2001 A$m	2000 A$m	2001 A$m	2000 A$m
Value of future income tax benefits arising from tax losses included in deferred tax asset at balance date	23	50	-	-
Future income tax benefits arising from tax losses of controlled entities not brought to account in this Financial Report as realisation of the benefits is not regarded as virtually certain[1]	397	407	-	-

Note:

1. The future income tax benefit will only be obtained if:

a) Future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

b) The conditions for deductibility imposed by tax legislation continue to be complied with; and

c) No changes in tax legislation adversly affect the economic entity in realising the benefit.

7. RECEIVABLES

	Consolidated		Parent	
	2001 A$m	2000 A$m	2001 A$m	2000 A$m
Gross policy liabilities ceded under reinsurance	1,711	1,260	-	-
Investment income and sales proceeds receivable	2,560	2,511	-	-
Outstanding premiums	679	836	-	-
Reinsurance claims recoverable	1,124	1,185	-	-
Sundry debtors (related)				
- Wholly owned group - controlled entities	-	-	5	8
- Associated entities	77	67	-	-
Trade debtors	208	424	-	-
Other sundry debtors	1,473	477	-	-
Total receivables	**7,832**	**6,760**	**5**	**8**

Notes to the Financial Statements

For the year ended 31 December 2001

8. INVESTMENTS

	Note	Consolidated		Parent	
		2001	2000	2001	2000
		A$m	A$m	A$m	A$m
Equity securities, at net market value					
Directly held (other than associated entities)		57,697	63,186	-	-
Associated entities	28	2,179	2,034	-	-
Unit trusts held		11,896	10,428	-	-
Total equity securities		**71,772**	**75,648**	**-**	**-**
Debt securities, at net market value[1]					
Interest-bearing securities		49,078	50,402	-	-
Loans					
- Controlled entities (unsecured)		-	-	413	550
- Associated entities (unsecured)		497	587	-	-
Other loans					
- Secured[1]		9,174	8,546	-	-
- Unsecured[1]		229	644	-	-
Convertible notes		86	145	-	-
Unit trusts held		2,000	1,773	-	-
Total debt securities		**61,064**	**62,097**	**413**	**550**
Property, at net market value					
Directly held		14,087	15,021	-	-
Unit trusts held		3,985	3,340	-	-
Total property		**18,072**	**18,361**	**-**	**-**
Other, at Directors' valuation or net market value[2]		**1,186**	**2,514**	**-**	**-**
Investments in controlled entities					
At net asset value on demutualistaion, or cost if acquired subsequent to demutualisation		-	-	9,001	8,846

Note:

1. *All debt securities are recorded at net market value, with the exception of A$4,174 million (2000: A$4,102 million) of loans secured and A$174 million (2000: A$156 million) of loans unsecured held by banking and finance operations which are recorded at recoverable amount after assessing provisions for impairment.*
2. *The Other category includes investments in vehicles such as joint ventures, partnerships and cash trusts.*

Notes to the Financial Statements

For the year ended 31 December 2001

9. OPERATING ASSETS

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
At cost	631	1,298	-	-
Less: accumulated depreciation	(325)	(647)	-	-
Total operating assets, at written down value	**306**	**651**	**-**	**-**

10. OTHER ASSETS

Inventories	139	109	-	-
Other assets	350	551	-	-
Total other assets	**489**	**660**	**-**	**-**

11. INTANGIBLES

Goodwill, at cost[1]	1,034	305	-	-
Less: accumulated amortisation	(168)	(110)	-	-
Goodwill, at written down value	**866**	**195**	**-**	**-**

Note:

1. *During the year $715 million was transferred from Excess of market value over net assets of controlled entities to goodwill as part of the restructure of a number of GIO businesses.*

Notes to the Financial Statements

For the year ended 31 December 2001

12. EXCESS OF MARKET VALUE OVER NET ASSETS OF CONTROLLED ENTITIES

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
AG Australia Holdings Limited (formerly GIO Australia Holdings Limited)[3][4]	34	1,719	-	-
Henderson Global Investors (Holdings) Plc[1]	986	948	-	-
Interactive Investor[1][2]	54	-	-	-
NPI Limited[1]	1,373	1,267	-	-
Towry Law[1][2]	412	-	-	-
Other	67	11	-	-
Total excess of market value over net assets of controlled entities	**2,926**	**3,945**	**-**	**-**

The excess of market value over net assets of controlled entities represents future benefits expected to be derived from the business which are not reflected in the book values of underlying assets and liabilities of the entities.

Notes:

1. *The underlying investments have not been written up since acquisition except to reflect the following:*
   - *Exchange rate fluctuations*
   - *Additional investments and development expenditure*
2. *Interactive Investor and Towry Law were acquired during 2001.*
3. *In 2001 GIO's Financial Services and Asset Management businesses were restructured and integrated into AMP's Financial Services and Henderson Global Investors. This internal restructure resulted in the transfer of $619 million to goodwill.*
4. *The movement in AG Australia Holdings Limited excess of market value over net assets of controlled entities comprises:*
   - *Transfers to goodwill of $715 million;*
   - *Amounts realised due to the sale of the General Insurance business of $1,072 million; and*
   - *Net movements in the value of residual GIO assets and provisions of $102 million.*

13. ACCOUNTS PAYABLE

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Investment purchases payable	1,608	1,072	-	-
Policies in process of settlement	404	480	-	-
Trade creditors	210	221	-	-
Other creditors	2,142	1,773	3	3
Total accounts payable	**4,364**	**3,546**	**3**	**3**

14. PROVISIONS

	Note				
Dividends on ordinary shares	18	293	265	293	265
Employee entitlements		329	353	7	7
Pensions, transfers and opt-outs		1,366	1,743	-	-
Other		584	477	-	-
Total provisions		**2,572**	**2,838**	**300**	**272**

Notes to the Financial Statements

For the year ended 31 December 2001

15. BORROWINGS

	Note	Consolidated		Parent	
		2001	2000	2001	2000
		A$m	A$m	A$m	A$m
Bank loans		1,504	1,905	-	-
Bank overdrafts		50	223	-	-
Bonds and notes	26 (b)	6,296	6,300	-	-
Deposits		2,107	1,675	-	-
Other loans					
- Other corporations		705	868	-	-
Finance lease liability		6	8	-	-
Total borrowings		**10,668**	**10,979**	**-**	**-**

16. SUBORDINATED DEBT

	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
AMP Income Securities (guaranteed perpetual floating rate notes at 3 month BBSW + 1.3%)[1]	1,240	1,240	-	-
Subordinated Floating Rate Note (3 month BBSW + 0.56% maturing in April 2009)	100	100	-	-
6.875% GBP Subordinated Guaranteed Bonds (maturing 2023)	367	346	-	-
7.125% GBP Subordinated Guaranteed Step-Up Bonds (maturing 2019)	468	442	-	-
9.625% GBP Undated Subordinated Guaranteed Bonds[2]	369	350	-	-
Total subordinated debt	**2,544**	**2,478**	**-**	**-**

Note:

1. *AMP Income Securities - interest is payable quarterly but may be deferred in limited circumstances where AMP Limited has not proposed, declared or paid an ordinary dividend for a certain period. However, payments would only be permanently foregone in the rare circumstance where there is no ordinary dividend for more than two consecutive financial years. The income securities can be redeemed at AMP's option from 10 February 2005 onwards.*
2. *The bonds are repayable by NPI Finance Plc on a non-instalment basis, on 30 June 2006 and each fifth anniversary thereafter, so long as the bonds are outstanding.*

Notes to the Financial Statements

For the year ended 31 December 2001

17. CONTRIBUTED EQUITY

	Note	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
Issued and paid up capital					
1,128,502,798 (2000: 1,104,598,613) ordinary shares fully paid		**4,613**	**4,206**	**4,613**	**4,206**
Movements in contributed equity					
Balance at the beginning of the year		4,206	3,967	4,206	3,967
8,679,997 (2000: 8,855,187) shares issued under the Dividend Reinvestment Plan[1]		164	148	164	148
6,121,320 (2000: 5,329,952) shares issued under share purchase plan[2]		114	89	114	89
8,202,111 (2000: 742,500) shares issued on the exercise of employee options	32	129	1	129	1
887,055 (2000: 433,665) shares issued under employee share plans		-	1	-	1
13,702 (2000: 28,280) shares issued to former members of the AMP Society[3]		-	-	-	-
Balance at the end of the year		**4,613**	**4,206**	**4,613**	**4,206**

Note:

1. *Under the terms of the Dividend Reinvestment Plan, shareholders may elect to have all or part of their dividend entitlements satisfied by the issue of new shares rather than by being paid in cash. The interim dividend in 2001 and the 2000 final and interim dividends involved the issue of shares under this plan at A$17.80, A$20.10 and A$16.70 respectively.*
2. *These shares were issued to eligible shareholders under a share purchase plan. The shares were issued at an average price of A$18.62 (2000: A$16.69) per share.*
3. *The former members of AMP Society exchanged their membership rights for shares in AMP Limited on demutualisation. 1,043,333,045 (2000: 1,043,319,343) shares have been issued to former members at an issue price of $3.00 per share.*

18. DIVIDENDS AND FRANKING CREDITS ACCOUNT

	Note	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
Dividends paid					
Dividends on ordinary shares - franked to 15% at tax rate of 30% (2000: unfranked)		280	252	280	252
Dividends proposed					
Dividends on ordinary shares franked to 15% at tax rate of 30% (2000: franked to 15% at a rate of 34%)	14	293	265	293	265
Total dividends paid and proposed	20	**573**	**517**	**573**	**517**
Dividend franking account[1]					
Class C - 30% (2000: 34%) franking credits		120	82	6	(40)[2]

The company's ability to utilise the franking account credits depends on there being sufficient available profits to declare dividends.

Note:

1. *Balance of franking account adjusted for:*
   - *Franking credits which will arise from the payment of income tax provided for in the financial statements;*
   - *Franking credits to be utilised in payment of the above dividends; and*
   - *Franking credits that the entity may be prevented from distributing in the subsequent financial year.*
2. *The franking account deficit was offset by franked dividends received from Group companies in the following financial year.*

Notes to the Financial Statements

For the year ended 31 December 2001

19. EARNINGS PER SHARE

Basic earnings per share for the year is based on 1,113,739,500 shares being the weighted average number of all shares on issue (2000: based on 1,094,770,795 shares).

Diluted earnings per share for the year is based on 1,156,637,764 shares being the weighted average number of all issued and potential shares (2000: based on 1,138,390,357 shares).

20. RESERVES AND RETAINED PROFITS

	Note	Consolidated		Parent	
		2001	2000	2001	2000
		A$m	A$m	A$m	A$m
Capital reserve[1]					
Balance at the beginning of the year		510	510	510	510
Movements during the year		-	-	-	-
Balance at the end of the year		**510**	**510**	**510**	**510**
Foreign currency translation reserve[2]					
Balance at the beginning of the year		102	(177)	-	-
Net translation adjustment on self sustaining foreign operations		211	279	-	-
Balance at the end of the year		**313**	**102**	**-**	**-**
Shareholders' retained profits					
Balance at the beginning of the year		3,967	3,332	4,417	4,851
Net profit after tax attributable to shareholders of AMP Limited		690	1,152	166	83
Total available for appropriation		4,657	4,484	4,583	4,934
Dividend provided for or paid	18	(573)	(517)	(573)	(517)
Balance at the end of the year		**4,084**	**3,967**	**4,010**	**4,417**

Note:

1. *The capital reserve is the balance remaining from the amount capitalised in 1998 on the demutualisation of AMP Society after allotting shares to former members under the terms of the demutualisation. Minor adjustments are made from time to time which involve the issue of further shares to former members.*
2. *Exchange differences arising on translation of foreign controlled entities within the Group are taken to the foreign currency translation reserve as described in Note 1(s).*

Notes to the Financial Statements

For the year ended 31 December 2001

21. UNATTRIBUTED LIFE FUNDS

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Unattributed life funds[1]				
At historic exchange rate	5,535	6,380	-	-
Related accumulated sterling translation adjustment	697	422	-	-
At year end exchange rate	**6,232**	**6,802**	-	-

Note:

1. *For those UK life insurance funds which include participating business, part of the assets in excess of the policy liabilities calculated under MoS are neither attributed to shareholders or policyholders. Distributions from the UK with-profits funds are governed by UK statutory requirements which are not based on Life Act principles. After allowing for the shareholders' entitlement to 10% (2001: $692 million, 2000: $ 756 million) of the surplus distributed in respect of these funds, the remaining 90% (2001: $6,232 million, 2000: $6,802 million) of the excess assets is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests.*

   These unattributed life funds are increased by the UK operating profits not allocated to shareholders (refer Note 1), less distributions to UK with-profits policyholders by way of bonuses. A large component of the UK operating profits is the investment earnings on the excess assets in the with-profits funds. These are, by their nature, volatile from one period to the next. By contrast, bonus distributions are determined with reference to a more long term sustainable basis than the current year's profit. The movement in unattributed life funds is therefore potentially volatile, depending on the relationship between investment earnings and bonus distributions.

   The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

22. OTHER EQUITY INTERESTS IN CONTROLLED ENTITIES

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Other equity interests in controlled entities				
Subscribed capital in unit trusts	1,442	1,247	-	-
Retained profits in trusts	54	54	-	-
Share capital in companies	60	42	-	-
Retained profits in companies	9	(7)	-	-
Total other equity interests in controlled entities	**1,565**	**1,336**	-	-

Notes to the Financial Statements

For the year ended 31 December 2001

23. LIFE INSURANCE BUSINESS

	Note	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
(a) Analysis of life insurance premium and related revenue					
Total premiums received and receivable[1]	3	16,652	16,884	-	-
Inward reinsurance premiums		1	(1)	-	-
Reinsurance and other recoveries		41	110	-	-
Total premium and related revenue		**16,694**	**16,993**	**-**	**-**

	Note	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
(b) Analysis of life insurance operating expenses					
Claims paid and payable[1]	4	(18,539)	(19,580)	-	-
Change in net policy liabilities and unvested policyholder benefits[1]	4	6,416	249	-	-
Policy acquisition expenses					
- Commission		(277)	(238)	-	-
- Other		(648)	(686)	-	-
Policy maintenance expenses					
- Commission		(155)	(136)	-	-
- Other		(1,037)	(1,024)	-	-
Investment management expenses		(251)	(263)	-	-
Interest					
- Deposits		(8)	(16)	-	-
- Borrowings		(221)	(387)	-	-
Other		(100)	(54)	-	-
Restructuring and integration costs		-	(79)	-	-
Life insurance operating expenses		**(14,820)**	**(22,214)**	**-**	**-**

	Note	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
(c) Analysis of life insurance results					
Components of operating profit after income tax related to movements in policy liabilities attributable to shareholders include:					
- Planned margins of revenues over expenses released		537	522	-	-
- Profits (losses) arising from difference between actual and assumed experience		24	138	-	-
- Capitalised (losses) reversals		43	58	-	-
- Investment earnings on assets in excess of policy liabilities within the life insurance funds[2] [3]		(119)	467	-	-
Net profit after income tax attributable to shareholders arising from the life insurance funds[2] [3] [4]		**485**	**1,185**	**-**	**-**

Notes:

1. *These amounts are grossed up to include all premiums including deposit components and all claims including withdrawal components.*
2. *These results reflect the investment earnings on shareholder capital held in the Group's various life insurance funds. This shareholder capital includes the amount to meet relevant regulatory requirements and to support their operations as well as the excess notionally allocated to Corporate Office in the segment note.*
3. *After eliminating dividends of A$81 million (2000: A$86 million) payable between UK Financial Services and AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.*
4. *The operating result above does not agree to that disclosed for AMP Financial Services and UK Financial Services businesses in the segment information (Note 2) for the following reasons:*
   - *Investment income on shareholder capital attributed to those businesses is normalised for segment reporting purposes; and*
   - *Certain costs, including restructuring costs, are classified as Corporate Office expenses for segment reporting purposes.*

Notes to the Financial Statements

For the year ended 31 December 2001

23. LIFE INSURANCE BUSINESS (continued)

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
(d) Policyholder liabilities				
Value of policyholder liabilities – projection method[1]				
Best estimate liability				
- Value of future policy benefits[3]	51,408	50,558	-	-
- Value of future expenses	4,556	4,539	-	-
- Value of future premiums	(15,216)	(16,538)	-	-
Total best estimate liability – projection method	**40,748**	**38,559**	**-**	**-**
Value of future profits				
- Policyholder bonuses[4]	12,971	17,907	-	-
- Shareholders' profit margins	3,442	4,537	-	-
Total value of future profits	**16,413**	**22,444**	**-**	**-**
Value of policyholder liabilities – accumulation method[2]				
Best estimate liability				
- Value of future policy benefits[3]	46,344	39,539	-	-
- Value of future charges for acquisition expenses	(704)	(489)	-	-
Total best estimate liability – accumulation method	**45,640**	**39,050**	**-**	**-**
Value of declared bonus	**1,474**	**1,691**	**-**	**-**
Policy liabilities ceded under reinsurance	**1,711**	**1,260**	**-**	**-**
Unvested policyholder benefits	**1,088**	**1,068**	**-**	**-**
NPI policy liabilities in funds with no shareholder interest[5]	**23,114**	**27,141**	**-**	**-**
Total policyholder liabilities	**130,188**	**131,213**	**-**	**-**
Policyholder liabilities subject to capital guarantees	**49,880**	**43,626**	**-**	**-**

Notes:

1. *For businesses valued by the projection method, the value of future charges for acquisition expenses is not an identified component of the policy liabilities.*
2. *Where the accumulation method of valuation is used, policy liabilities are divided into the two components – Value of future policy benefits and Value of future charges for acquisition expenses.*
3. *Future policy benefits include bonuses credited to policyholders in prior periods but exclude current year and future bonuses.*
4. *Future bonuses exclude current year bonuses.*
5. *Policy liabilities in respect of National Provident Life Limited ("NPI Closed Fund").*

Notes to the Financial Statements

For the year ended 31 December 2001

23. LIFE INSURANCE BUSINESS (continued)

(e) Life insurance policy liabilities valuation

Policy liabilities, and hence the net profit of life insurance businesses are established applying the principles of Margin on Services ("MoS"). MoS is the financial reporting methodology for Australian life insurance companies as prescribed under the Life Insurance Act 1995 ("the Life Act"). Policy liabilities are determined in accordance with Actuarial Standard 1.02: 'Valuation Standard' issued by the Life Insurance Actuarial Standards Board under the Life Act.

The life insurance business of the Group's overseas subsidiaries is not directly subject to the Life Act. However, policy liabilities arising in all of the Group's life insurance subsidiaries have been calculated on the basis of the Australian requirements for the purpose of producing AMP Limited consolidated accounts.

The policy liabilities and solvency reserves for all life insurance businesses have been determined at the reporting date, and relevant actuarial officers within those businesses are satisfied as to the accuracy of the data used in those calculations.

The methods and profit carriers used to calculate policy liabilities for particular policy types are as follows:

Business Type	Method	Profit Carriers (for business valued using projection method)
Conventional	Projection	Bonuses
Investment account	Projection / Modified accumulation	Interest credits
Investment-linked	Projection / Accumulation	Asset under management charges
Allocated annuity	Accumulation / Modified accumulation	Interest credits
Risk	Projection / Accumulation	Expected claim payments
Annuity	Projection	Annuity payments

Under the projection method, estimates of policy cash flows (premiums, benefits, expenses and profit margins to be released in future periods) are projected into the future. The projected profit margins are expressed as a percentage of the relevant profit carrier. The policy liability is calculated as the net present value of these projected cash flows.

Under the accumulation method for investment products the policy liability is the accumulation of amounts invested by policyholders, less fees specified in the policy plus investment earnings. This accumulation may be adjusted to the extent that acquisition expenses are to be recovered from future margins between fees and expenses. A similar approach is used for some risk business except that the basic accumulation is the amount of unearned premium and outstanding claims at the valuation date.

For group investment account business and some individual investment account business, a modified accumulation approach is used which allows for the fact that crediting rates are determined by reference to investment income over a period longer than one year.

All the profits arising from the life insurance funds of NP Life accrue to the policy owners of that fund. As shareholders have no direct interest in those funds the policy liabilities for this business are equal to the net assets of the relevant life insurance funds.

Approximate methods have been used in the calculation of policy liabilities for some products for which the liabilities and profit are not material.

Set out below is a summary of the key assumptions used in the calculation of policy liabilities.

(i) Discount rates (investment earnings)

For products backed by mixed portfolios of shares, property and fixed interest securities, the assumption varies with the proportion of each asset sector backing the product. Where the assumption used is net of tax, then tax on investment income is allowed for at rates appropriate to the country, class of business and asset sector.

For products matched closely by portfolios of fixed interest securities, the assumed earning rate is the implied yield on the total portfolio of matching assets less an appropriate risk margin.

The assumed earning rates for non-matched business are largely driven by long term (eg. 10 yr) government bond yields. The bond yields used at 31 December 2001 were (2000 in parentheses):

	Long Term Bond Yield
Australia	6.1% (5.5%)
New Zealand	6.9% (6.1%)
United Kingdom	5.1% (5.0%)

Notes to the Financial Statements

For the year ended 31 December 2001

23. LIFE INSURANCE BUSINESS (continued)

Assumed earning rates for each asset sector are determined by adding to the bond yield various risk premiums which reflect the relative differences in expected future earning rates for different countries and asset sectors. The risk premiums assumed at 31 December 2001 are unchanged from those assumed at 31 December 2000, apart from a new assumption that high quality corporate bonds will earn 0.5% more than government bonds. Only minor variations in asset mixes have occurred. Minor changes have also been made to the assumed mix of investment earnings between income and capital gains.

(ii) Future growth in unit prices
For investment-linked business the assumed future rates of growth of unit prices are the discount rates (determined as above) less appropriate allowance for management fees.

(iii) Future participating benefits
For participating business, the total value of future bonus (and the associated shareholders' profit margin) which is included in policy liabilities is the amount supported by the value of supporting assets after allowing for the assumed future experience. The pattern of bonuses and shareholder profits assumed to emerge in each future year then depends on the assumed relationship between reversionary bonus (or interest credits) and terminal bonus. This relationship is set to reflect the philosophy underlying actual bonus declarations.

The assumed relationship between reversionary bonus and terminal bonus as at 31 December 2001 is unchanged from that assumed at 31 December 2000, except at Pearl, where the assumed pattern of future terminal bonus has been altered to better reflect the current bonus philosophy. The effect of this change is to increase the assumed level of terminal bonus in the short term.

Actual bonus rates are determined to reflect, over time, the investment returns of the particular fund and other factors in the emerging experience and management of the business. These factors include allowance for a reasonable degree of smoothing; reasonable expectations of policyholders; equity between generations of policyholders and across different classes and types of business; and on-going solvency and capital adequacy. Given the many factors involved, the range of bonus structures and rates for the Group's participating business is extremely diverse.

(iv) Future maintenance expenses
Unit maintenance costs are based on budgeted expenses (including GST as appropriate) in the year following the reporting date, increased by the rate of inflation set out below. Unit costs vary by product line and class of business based on the detailed expense analysis which supports apportionments to products.

Future investment expenses are based on the fees currently charged by the asset managers.

(v) Inflation and indexation
Annual inflation rates of 2.60%, 2.42% and 1.94% are assumed for Australia, New Zealand and the UK respectively (2000: 1.84% for Australia, 1.74% for New Zealand and 1.65% for the UK). A higher level of expense inflation is assumed for those entities where new business growth is believed to be limited.

Benefits and premiums under many regular premium policies are automatically indexed. Assumed future take-up of these indexation options is based on the Group's own experience.

(vi) Rates of taxation
The bases of taxation in each country (including deductibility of expenses) are assumed to continue in accordance with current legislation.

Refer to Note 6 for details.

(vii) Voluntary discontinuance
Rates for the incidence of withdrawals, paid-ups and premium dormancy are based on recent investigations of experience. The rates are based upon individual global rates for each of the product groups which are then adjusted for either duration or age attained, as appropriate. Given the variety of influences affecting discontinuance for different product groups the range of voluntary discontinuance rates across the Group is extremely diverse.

Future rates of discontinuance at 31 December 2001 are unchanged from those assumed at 31 December 2000 apart from:

- Increases ranging from 0.5%p.a. to 2%p.a. to withdrawal rates for risk and conventional business in Australia, with the most significant increases applying to the closed product groups,
- Increases in withdrawal and premium dormancy rates for most New Zealand products.

(viii) Surrender values
The surrender bases assumed are those current at the reporting date. There have been no significant changes to these over the year.

(ix) Mortality and morbidity
Standard mortality tables applicable to each country are used (e.g. IA95-97 and IM(F)80 in Australia and New Zealand, AM(F)80 and RM(C)V92 in the UK). These standard tables are based on national or industry wide data. They are then adjusted by factors which take account of the Group's own experience. For annuity business adjustment is also made for mortality improvement prior to and after the valuation date.

Notes to the Financial Statements

For the year ended 31 December 2001

23. LIFE INSURANCE BUSINESS (continued)

Assumed rates of mortality at 31 December 2001 are largely unchanged from those assumed at 31 December 2000, except for initial rates of annuitant mortality in Australia and New Zealand being generally reduced with allowances for future annuitant mortality improvement being increased, particularly at younger ages and shorter durations.

For the incidence of lump sum disability, standard tables are not available and so the assumptions are based on recent AMP and industry experience. There have been no significant changes to these assumptions over the year.

For Australian disability income business, the most suitable table available is CIDA85, which is based on North American experience. It is extensively adjusted for AMP's experience with the adjustment dependent on age, sex, waiting period, occupation, smoking status and claim duration. As at 31 December 2001 minor changes have been made to the age, waiting period and occupation factors such that, on average, the assumed rates of claim incidence are slightly lower than those assumed at 31 December 2000.

(f) Policy acquisition costs - life insurance

Policy acquisition costs are the fixed and variable costs of acquiring new business and include the related commission, policy issuing and underwriting costs, agency expenses and other sales costs. The actual acquisition costs incurred in life businesses are recorded in the statement of financial performance.

The future recovery of acquisition costs is taken into account in determining life insurance policy liabilities. The acquisition costs to be recovered are determined as the excess (if any) of the actual costs incurred over the explicit initial policy charges. Losses are recognised at inception where future profits are insufficient to cover net acquisition costs.

(g) Unvested policyholder benefits

For those life insurance funds which include participating business, part of the assets in excess of the policy liabilities calculated under MoS are attributed to policyholders in Australia and New Zealand. Under the Life Act they are referred to as Policyholder Retained Profits.

For the purpose of reporting under Accounting Standard AASB1038 these are referred to as Unvested Policyholder Benefits and are treated as liabilities due to policy owners, as they represent amounts that have been allocated to participating policyholders generally, although they are yet to be vested in specific policyholder entitlements.

(h) Restrictions on assets

Investments held in the life funds can only be used within the restrictions imposed under the Life Act in Australia and the Financial Services and Markets Act in the UK. The main restrictions are that the assets in a fund can only be used to meet the liabilities and expenses of that fund, to acquire investments to further the business of the fund or as distributions when solvency, capital adequacy and other regulatory requirements are met.

(i) Solvency and capital adequacy

Life insurance companies are required to hold prudential reserves over and above their policy liabilities, as a buffer against adverse experience and poor investment returns. The minimum level of reserves required to be held by the Group to support policy owner benefits is laid down by the Life Act and accompanying actuarial standards in Australia and by the UK Act and accompanying regulations in the UK. The Group holds additional amounts within its life insurance controlled entities to ensure a higher level of security for policyholder benefits.

At 31 December 2001, AMP Life's available assets across all its statutory funds were approximately 77% higher (2000: 59% higher) than the required solvency reserve.

In the UK, a common measure of financial strength is the free asset ratio, being the excess of admissable assets over statutory liabilities (i.e. the solvency requirement) expressed as a percentage of those statutory liabilities. This measure is particularly relevant for companies with a substantial proportion of participating (with-profits) business. At 31 December 2001, the free asset ratios of the three entities for which the measure is most relevant were approximately 11% (2000: 16%) for Pearl, 8% (2000: 10%) for London Life and 13% (2000: 8%) for NPI.

(j) Disaggregated Information

The Group's life insurance business is conducted through a number of life insurer entities in Australia and in the UK.

Under the Life Act, the life insurance business is conducted within one or more separate statutory funds which are distinguished from each other and from the shareholders' fund. The financial statements of Australian life insurers prepared in accordance with AASB 1038, (and which are lodged with the relevant Australian regulators) show all major components of the financial statements disaggregated between the various life insurance Statutory Funds, and the Shareholders Fund.

Notes to the Financial Statements

For the year ended 31 December 2001

24. GENERAL INSURANCE BUSINESS

Activities reflected in 2001 include six months of the Australasian general insurance business divested on 1 July 2001, and twelve months of the general insurance businesses retained, including the run-off businesses.

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
(a) Analysis of general insurance operating result				
Premium and related revenue				
Direct insurance premiums	1,074	1,578	-	-
Inwards reinsurance premiums	36	309	-	-
Total premiums	**1,110**	**1,887**	-	-
Direct claims expense	(906)	(1,417)	-	-
Inwards reinsurance claims expense	(276)	(896)	-	-
Reinsurance and other recoveries	299	441	-	-
Outwards reinsurance expense	(240)	(252)	-	-
Net claims expense	**(1,123)**	**(2,124)**	-	-
Acquisition costs	(140)	(261)	-	-
Other underwriting expenses	(56)	(79)	-	-
Other underwriting income	6	19	-	-
Levies and charges	(33)	(75)	-	-
Total underwriting expenses	**(223)**	**(396)**	-	-
Underwriting result	(236)	(633)	-	-
General administration expenses	(210)	(339)	-	-
Sundry income	76	158	-	-
	(370)	**(814)**	-	-
Investment income from general insurance activities				
Dividends	8	17	-	-
Interest	253	271	-	-
Rental income	13	12	-	-
Changes in net market value of investments				
- Unrealised	(61)	77	-	-
- Realised	263	445	-	-
Total investment income	**476**	**822**	-	-
Operating profit (loss) before income tax[1]	**106**	**8**	-	-

Note:

1. *The operating result above does not agree to that disclosed for general insurance business in the segment information (Note 2) for the following reasons:*
   - *All components of general insurance business are classified as discontinued for segment reporting purposes;*
   - *Investment income on shareholder capital attributed to the general insurance business is normalised for segment reporting purposes; and*
   - *Certain costs, including restructuring costs, are classified as Corporate Office expenses for segment reporting purposes.*

24. GENERAL INSURANCE BUSINESS (continued)

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
(b) Outstanding claims - general insurance [1]				
Expected future claims payments - undiscounted	4,163	6,206	-	-
Discount to present value	(391)	(709)	-	-
Total outstanding claims	**3,772**	**5,497**	**-**	**-**
Current	1,079	1,845	-	-
Non-current	2,693	3,652	-	-
Total outstanding claims	**3,772**	**5,497**	**-**	**-**
The liability for outstanding claims is segmented as follows:				
Direct insurance	1,517	2,781	-	-
Inwards reinsurance	2,255	2,716	-	-
Total outstanding claims	**3,772**	**5,497**	**-**	**-**

(c) Outstanding claims details

The following range of inflation rates (normal and superimposed) and discount rates were used in the measurement of outstanding claims and reinsurance recoveries:

	For year ended 31 Dec 2001		For year ended 31 Dec 2000	
	Year ending 31 Dec 2002	Subsequent years	Year ending 31 Dec 2001	Subsequent years
	%	%	%	%
Direct insurance				
Inflation rate[2]	0-10.0	0-10.0	0-12.0	0-12.0
Discount rate	4.0-5.5	4.0-7.5	5.0-6.9	5.0-6.9
Inwards reinsurance				
Inflation rate[2]	0	0	0	0
Discount rate	4.5-4.7	4.5-4.7	5.0-5.3	5.0-5.3

Economic inflation decreases the purchasing power of money and superimposed inflation is the escalation of claim payments due to changes in court awards, community attitudes and the like.

The weighted average expected term to settlement of the outstanding claims from the balance date is estimated to be 3.2 years (2000: 2.9 years) for direct insurance and 2.8 years for inward reinsurance (2000: 2.8 years).

Notes:

1. *Reinsurance claims recoverable are included in Receivables (Note 7).*
2. *For inwards reinsurance and some direct insurance, inflation is allowed for implicitly in the method used to determine outstanding claims.*

Notes to the Financial Statements

For the year ended 31 December 2001

24. GENERAL INSURANCE BUSINESS (continued)

(d) Analysis of claims expense

Current year claims relate to risks borne in the current financial year. Prior year claims relate to a reassessment of the risks borne in all previous financial years.

	2001			2000		
	Current year A$m	Prior years A$m	Total A$m	Current year A$m	Prior years A$m	Total A$m
Direct insurance						
Gross claims incurred and related expenses - undiscounted	828	165	993	1,284	39	1,323
Reinsurance and other recoveries - undiscounted	(247)	(37)	(284)	(175)	(34)	(209)
Net claims incurred - undiscounted	**581**	**128**	**709**	**1,109**	**5**	**1,114**
Discount and discount movement - gross claims incurred	(80)	(6)	(86)	(29)	122	93
Discount and discount movement - reinsurance and other recoveries	17	8	25	15	(17)	(2)
Net discount movement	**(63)**	**2**	**(61)**	**(14)**	**105**	**91**
Direct insurance claims expense	**518**	**130**	**648**	**1,095**	**110**	**1,205**

	2001 A$m	2000 A$m
Inwards reinsurance		
Gross claims incurred and related expenses - undiscounted	179	798
Reinsurance and other recoveries - undiscounted	(38)	(177)
Net claims incurred - undiscounted	**141**	**621**
Discount and discount movement - gross claims incurred	97	98
Discount and discount movement - reinsurance and other recoveries	(2)	(52)
Net discount movement	**95**	**46**
Inwards reinsurance claims expense	**236**	**667**
Direct insurance	648	1,205
Inwards reinsurance	236	667
Net claims expense	**884**	**1,872**

Notes to the Financial Statements

For the year ended 31 December 2001

25. NOTES TO THE STATEMENTS OF CASH FLOWS

	Consolidated		Parent	
	2001 A$m	2000 A$m	2001 A$m	2000 A$m
(a) Reconciliation of the net profit (loss) after income tax to the net cash flows from operating activities				
Net profit (loss) after income tax	(190)	743	166	83
Depreciation of operating assets	72	134	-	-
Amortisation of intangibles	55	21	-	-
Net profit (loss) on sale of investments and operating assets	(2,553)	(11,014)	-	-
Decrease (increase) in investment asset values	12,031	10,922	-	-
Dividend income reinvested	(365)	(314)	-	-
Decrease (increase) in receivables and other assets	(164)	825	3	1
(Decrease) increase in net policy liabilities	(6,070)	2,159	-	-
(Decrease) increase in income tax provisions	(1,064)	(643)	1	1
(Decrease) increase in other creditors	(2,696)	(2,551)	-	(4)
Net cash flows from operating activities	**(944)**	**282**	**170**	**81**
(b) Reconciliation of cash				
Comprises:				
Cash on hand	881	819	16	2
Cash on deposit	7,604	5,141	-	-
Deposits in	(2,107)	(1,675)	-	-
Bank overdrafts	(50)	(223)	-	-
Short-term bills and notes (included in investments)	2,987	670	-	-
Balance at the end of the year	**9,315**	**4,732**	**16**	**2**
(c) Financing arrangements				
(i) Overdraft facilities				
Bank overdraft facility available	452	455	-	-
(ii) Credit standby facilities				
Revolving and standby credit facilities				
Available	2,675	2,551	-	-
Used	-	-	-	-
Unused	**2,675**	**2,551**	**-**	**-**
(iii) Loan facilities				
In addition to facilities arranged through bond and note issues (refer Notes 15 & 16), financing facilities are provided through bank loans under normal commercial terms and conditions.				
Available	2,260	2,854	-	-
Used	(2,209)	(2,773)	-	-
Unused	**51**	**81**	**-**	**-**
(iv) Bond and note funding programs				
Available	24,173	22,025	-	-
Used	(6,296)	(6,300)	-	-
Unused	**17,877**	**15,725**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2001

25. NOTES TO THE STATEMENTS OF CASH FLOWS (continued)

(d) Acquisition of controlled entities

(i) Acquisition of Towry Law (2000: National Provident Institution)

2001: On 3 August 2001, AMP acquired the independent financial advice company Towry Law plc in the UK.

2000: On 1 January 2000, AMP acquired the business of UK mutual National Provident Institution ("NPI") under a Court Scheme involving the demutualisation of NPI and cash payments to members in compensation for the cancellation of membership rights of existing policyholders.

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Consideration				
Cash paid	186	1,177	-	-
Loan notes	33	-	-	-
Total Consideration	**219**	**1,177**	**-**	**-**
Fair value of net assets acquired				
Cash at bank	3	335	-	-
Trade debtors	40	424	-	-
Investments	-	35,020	-	-
Other assets	92	1,770	-	-
Bank overdraft	(26)	-	-	-
Trade creditors	(77)	(1,342)	-	-
Policy owner liabilities	-	(35,202)	-	-
Other liabilities	(215)	(919)	-	-
Total fair value of net assets acquired	**(183)**	**86**	**-**	**-**
Percentage acquired	**100%**	**100%**	**-**	**-**
Net cash effect				
Cash consideration paid	186	1,177	-	-
Cash at bank and on deposit included in net assets acquired	(3)	(335)	-	-
Bank overdrafts	26	18	-	-
Cash paid for the purchase of controlled entity as reflected in the consolidated statement of cash flows	**209**	**860**	**-**	**-**

(ii) Acquisition of other controlled entities

Details of the acquisition of other controlled entities are set out below:

	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Consideration - Cash	162	40	-	-
Net assets (liabilities) acquired	106	40	-	-
Percentage acquired	100%	100%	-	-

Notes to the Financial Statements

For the year ended 31 December 2001

25. NOTES TO THE STATEMENT OF CASH FLOWS (continued)

(e) Disposal of controlled entities

(i) Disposal of Australasian General Insurance business

2001: AMP's General Insurance businesses in Australia and New Zealand were sold in 2001. Details of the sale are outlined below.

2000: There were no significant disposals of controlled entities in 2000.

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Consideration				
Cash received	1,062	-	-	-
Fair value of shares and derivatives	300	-	-	-
Total consideration	**1,362**	**-**	**-**	**-**
Assets				
Cash at bank and on deposit	41	-	-	-
Outstanding premiums	206	-	-	-
Receivables	307	-	-	-
Equity securities	144	-	-	-
Debt securities	932	-	-	-
Property	119	-	-	-
Other investments	461	-	-	-
Operating assets	24	-	-	-
Deferred tax assets	53	-	-	-
Other assets	146	-	-	-
Excess of market value over net assets of controlled entities	1,102	-	-	-
Total assets sold	**3,535**	**-**	**-**	**-**
Liabilities				
Accounts payable	111	-	-	-
Unearned premiums	507	-	-	-
Outstanding claims	1,296	-	-	-
Provisions	34	-	-	-
Deferred tax liabilities	22	-	-	-
Borrowings	21	-	-	-
Total liabilities sold	**1,991**	**-**	**-**	**-**
Net assets sold	**1,544**	**-**	**-**	**-**
Net cash effect				
Cash consideration received	1,062	-	-	-
Less: Cash at bank and on deposit included in net assets of entities disposed	(41)	-	-	-
Net cash received from sale of Australasian General Insurance business	**1,021**	**-**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The following tables provide information about financial assets and financial liabilities showing the weighted average effective interest rate and the earlier of the contractual repricing or maturity date for each class of interest bearing financial instrument in the statement of financial position.

Life insurance operations are conducted within life insurance funds containing policyholder, shareholder and unattributed interests. All of these interests are included in the consolidated statement of financial position for the Group in accordance with AASB 1038 "Life Insurance Business".

The management of the risks associated with investments undertaken by life insurance funds including interest rate risk, is subject to the requirements of the relevant local regulatory requirements, which for Australia are governed by the *Life Insurance Act 1995* and for the UK, by the *Insurance Companies Act 1982*. This includes satisfying solvency requirements, which requires statutory reserves to be held specifically to address interest rate risk to the extent that assets are not matched against liabilities. A substantial portion of the interest-bearing financial assets outlined in the following tables represent investments held in life insurance funds in respect of policyholder and unattributed interests.

Notes to the Financial Statements

For the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS

31 December 2001	Non interest bearing A$m	Interest bearing — Contractual repricing or maturity date (whichever is earlier) A$m: 1 year or less	1 to 5 years	More than 5 years	Total carrying amount A$m	Weighted average effective interest rate[1]
Financial assets						
Cash at bank and on deposit	47	8,438	-	-	8,485	3.6%
Outstanding premiums	679	-	-	-	679	-
Receivables	7,153	-	-	-	7,153	-
Equity securities	71,772	-	-	-	71,772	-
Debt securities						
- Interest bearing securities[2]	-	8,816	7,820	32,442	49,078	4.9%
- Loans associated entities	222	17	5	253	497	7.6%
- Loans secured	22	5,249	2,869	1,034	9,174	6.4%
- Loans unsecured	15	208	6	-	229	11.6%
- Convertible notes	-	-	69	17	86	7.8%
- Debt unit trusts	2,000	-	-	-	2,000	-
Total financial assets	**81,910**	**22,728**	**10,769**	**33,746**	**149,153**	
Other assets					**24,212**	
Total assets per statement of financial position					**173,365**	
Financial liabilities						
Accounts payable	4,364	-	-	-	4,364	-
Borrowings						
- Bank overdrafts	-	50	-	-	50	5.1%
- Bank loans	392	851	261	-	1,504	6.0%
- Bonds & notes	-	4,236	600	1,460	6,296	5.4%
- Deposits	4	2,033	70	-	2,107	5.2%
- Other loans	22	35	91	557	705	7.4%
- Lease liability	-	-	6	-	6	7.5%
Subordinated debt						
- 6.875% Subordinated Guaranteed Bonds	-	-	-	367	367	7.0%
- 7.125% Subordinated Guaranteed Step-up Bonds	-	-	-	468	468	7.3%
- AMP Income Securities	-	1,240	-	-	1,240	6.9%
- 9.625% Undated Subordinated Guaranteed Bonds	-	-	369	-	369	9.6%
- Subordinated Floating Rate Note	-	100	-	-	100	5.7%
Total financial liabilities	**4,782**	**8,545**	**1,397**	**2,852**	**17,576**	
Other liabilities					**138,472**	
Total liabilities per statement of financial position					**156,048**	
Interest rate swaps[3]		(2,171)	1,161	1,010		

Note:

1. *The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancilliary costs.*
2. *Interest bearing securities may be traded before their contractual or maturity dates.*
3. *Notional principal amounts. The impact of the swaps has been incorporated into the effective interest rates.*

Notes to the Financial Statements

For the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS

	Non interest bearing	Interest bearing			Total carrying amount A$m	Weighted average effective interest rate[1]
	A$m	Contractual repricing or maturity date (whichever is earlier) A$m				
31 December 2000		1 year or less	1 to 5 years	More than 5 years		
Financial assets						
Cash at bank and on deposit	-	5,960	-	-	5,960	5.3%
Outstanding premiums	836	-	-	-	836	-
Receivables	5,924	-	-	-	5,924	-
Equity securities	75,648	-	-	-	75,648	-
Debt securities						
- Interest bearing securities[2]	-	12,828	6,553	31,021	50,402	5.2%
- Loans associated entities	-	-	-	587	587	8.4%
- Loans secured	-	4,369	2,972	1,205	8,546	5.8%
- Loans unsecured	-	239	226	179	644	7.3%
- Convertible notes	-	80	59	6	145	7.6%
- Debt unit trusts	1,773	-	-	-	1,773	-
Total financial assets	**84,181**	**23,476**	**9,810**	**32,998**	**150,465**	
Other assets					**26,682**	
Total assets per statement of finanical position					**177,147**	
Financial liabilities						
Accounts payable	3,546	-	-	-	3,546	-
Borrowings						
- Bank overdrafts	-	223	-	-	223	6.0%
- Bank loans	-	928	395	582	1,905	6.5%
- Bonds & notes	-	3,777	1,142	1,381	6,300	6.4%
- Deposits		1,631	44	-	1,675	5.3%
- Other loans		114	381	373	868	6.3%
- Lease liability	-	4	4	-	8	7.5%
Subordinated debt						
- 6.875% Subordinated Guaranteed Bonds	-	-	-	346	346	7.0%
- 7.125% Subordinated Guaranteed Step-up Bonds	-	-	-	442	442	7.3%
- AMP Income Securities	-	1,240	-	-	1,240	7.6%
- 9.625% Undated Subordinated Guaranteed Bonds		-	-	350	350	9.6%
- Subordinated Floating Rate Note	-	100	-	-	100	6.0%
Total financial liabilities	**3,546**	**8,017**	**1,966**	**3,474**	**17,003**	
Other liabilities					**143,221**	
Total liabilities per statement of financial position					**160,224**	
Interest rate swaps[3]		(2,070)	1,115	955		

Note:

1. *The weighted average effective interest rates are calculated on the interest bearing portion of financial assets and liabilities and are based on carrying amounts and rates applicable at balance date. Where applicable, the rates include the effect of amortisation of discounts, premiums and ancilliary costs.*
2. *Interest bearing securities may be traded before their contractual or maturity dates.*
3. *Notional principal amounts. The impact of the swaps has been incorporated into the effective interest rates.*

Notes to the Financial Statements

For the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS (continued)

(b) Net fair values

The aggregate carrying amount of financial assets and financial liabilities, both recognised and unrecognised, at the balance date, approximate their net fair values except for the following:

	Total carrying amount as per the statement of financial position		Aggregate net fair value	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Financial assets				
Loans - secured	9,174	8,546	9,241	8,491
Total financial assets	**9,174**	**8,546**	**9,241**	**8,491**
Financial liabilities				
AMP Income Securities	1,240	1,240	1,130	1,135
Bonds and notes	6,296	6,300	6,148	6,164
6.875% Subordinated Guaranteed Bonds	367	346	383	370
7.125% Subordinated Guaranteed Step-Up Bonds	468	442	495	465
9.625% Undated Subordinated Guaranteed Bonds	369	350	417	393
Other	100	100	104	105
Total financial liabilities	**8,840**	**8,778**	**8,677**	**8,632**

	Aggregate face value		Aggregate net fair value	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Off-balance sheet items				
Interest rate derivatives	9,264	4,354	(181)	(86)
Forward foreign exchange contracts	3,945	663	(12)	1
Total off-balance sheet items	**13,209**	**5,017**	**(193)**	**(85)**

The net fair value estimates for financial assets and liabilities of the Group are based on the following methodologies and assumptions:

On-balance sheet

Cash at bank and on deposit

The carrying value of Cash at bank and on deposit approximate their net fair value as they are short term in nature. Details of balances comprising cash at bank and on deposit and valuation methods applied are outlined in Note 1(e).

Receivables

Receivables comprise balances carried at nominal amounts due, less any provision for impairment or receivables integral to the general insurance or life insurance operations of the Group which are either discounted to their present value or reported at their market value. In each case the carrying values approximate their net fair value. Further details in relation to the valuation methods adopted are outlined in Note 1(f).

Equity securities

Equity securities, the majority of which are listed are market value are based either on their quoted market prices or Directors' valuations. In each case their carrying values approximate their net fair value. Further details in relation to the valuation methods applied are outlined in Note 1(g).

Debt securities - loans secured

The net fair value of loans secured are calculated by utilising a discounted cash flow model (the net present value of the future principal and interest cash flows), based on the maturity of the loans. As loans secured are unlisted the discount rates applied are based on the yield curve appropriate to the remaining term of the loans.

Loans secured may be carried in excess of fair value due to fluctuations in interest rates on fixed rate loans. As the fluctuations in fair value do not represent a permanent diminution and the carrying amount of the loans are recorded at recoverable amount after assessing the required impairment provision, it is not appropriate to restate their carrying amount.

Notes to the Financial Statements

For the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS (continued)

Debt securities - Other
Other Debt securities include interest bearing securities, unsecured loans, loans to associated entities, convertible notes or debt securities held through unit trusts. Most of these assets are held in life funds and are market valued. Details of valuation methods are outlined in Note 1(g).

Accounts payable
Accounts payable comprises trade creditors, policies in the process of settlement and other creditors. Accounts payable are carried at nominal amounts due. The carrying value of accounts payable approximate their net fair value.

Borrowings
Borrowings comprise domestic commercial paper and various floating rate and medium term notes. Their net fair value is estimated by discounting their cashflows at market fair value rates appropriate for their respective maturity. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Subordinated debt
Subordinated debt for the Group comprises of various subordinated guaranteed bonds, and AMP income securities. As these instruments are listed securities their fair value is determined with reference to their actual quoted market prices at balance date. Further details in relation to the valuation methods applied are outlined in Note 1(q).

Off-balance sheet
Interest rate swap agreements
The net fair value of interest rate swap agreements is determined as the difference in present value of the future interest cash flows. This is the estimated amount which the group would receive or pay to terminate the contracts at the reporting date. The discount rates applied were based on quoted market prices.

Forward foreign exchange contracts
The net fair value of forward foreign exchange contracts is determined as the gain or loss, at balance date, by applying the closing quoted market spot rate. This is the estimated amount which the group would receive or pay to terminate the contracts at the reporting date.

(c) Credit risk exposures

The maximum exposure to credit risk at balance date in relation to each class of recognised financial asset is the carrying amount of those assets as indicated in the statement of financial position.

At balance date, AMP had no specific concentration of credit risk with a single counterparty arising from the use of financial instruments other than the normal clearing house exposures associated with dealings through recognised exchanges.
The counterparties to off-exchange contracts are limited to companies with strong credit ratings. The credit risks associated with these counterparties are assessed under the same management policies as applied to direct investments in AMP's portfolio.

(d) Derivative financial instruments

Derivative transactions undertaken by life insurance controlled entities as part of life insurance operations
The Group uses derivative financial instruments as a means of hedging against the impact of market movements on the value of assets in the portfolio and as a means of effecting a change in the asset mix of the portfolio so as to reduce and eliminate risks. AMP's policy is to trade in derivatives only to hedge existing financial market risk and not for the purpose of speculation.

In respect of the risks associated with the use of derivative financial instruments, price risk is controlled through the setting of exposure limits which are subject to detailed monitoring and review. Foreign exchange hedges are monitored on a regular basis to ensure they are effective in the reduction of price risk. The monitoring and review procedures are performed independently of the dealing function.

All derivatives including financial futures, forward foreign exchange contracts, interest rate swaps, exchange traded and other options and forward rate agreements are recognised, recorded at market value and included in the investment asset category being hedged. The weighted average effective interest rate of each interest bearing investment asset incorporates the effective interest rate of all instruments including derivatives in the asset class.

Notes to the Financial Statements

For the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS (continued)

Derivative transactions undertaken by non life insurance controlled entities
The principle of using derivative financial instruments for hedging in AMP Treasury and Banking operations is to minimise financial risk from movements in interest rates and foreign exchange rates. To achieve this objective, a combination of derivatives including swaps, futures, forwards and options in the interest rate and foreign exchange markets may be used.

Swaps
A swap transaction obliges the two parties to the contract to exchange a series of cash flows at specified intervals known as payment or settlement dates.

Forward contracts
A forward rate agreement is an agreement between two parties establishing a contract interest rate on a notional principal over a specified period commencing at a specific future date.

Futures contracts
A futures contract is similar to a forward contract. A futures contract obliges its owner to buy a specific underlying commodity or financial instrument at a specified price on the contract maturity date (or to settle the value for cash). Futures are exchange traded.

Options
An Option contract gives the option holder the right, but not the obligation, to buy or sell a specified amount of a given commodity or financial instrument at a specified price during a certain period or on a specific date. The writer of the option contract is obliged to perform if the holder exercises the right contained therein.

(e) Securitisation

During the year mortgages totaling $1,265 million were sold into a securitisation vehicle. At 31 December 2001 AMP has outstanding securitised assets amounting to $1,233 million after allowing for amortisation of the initial assets securitised.

The securities issued by the securitisation programs do not represent deposits or other liabilities of the Group. The Group does not in any way stand behind the capital value and/or performance of the securities or the assets of the program except to the limited extent provided in the transaction documents for the program through the provision of arm's length services and facilities as outlined in Note 1(cc). The Group does not guarantee the payment of interest or the repayment of principal due on the securities. The Group is not obliged to support any losses that may be suffered by the investors and does not intend to provide such support. The Group has no right to repurchase any of the securitised loans and no obligation to do so.

(f) Terms, conditions and accounting policies

The accounting policies and terms and conditions for each class of financial asset and financial liability at the balance date, are outlined in Note 1. Further details in relation to the terms and conditions of financial instruments are also provided in, Note 16 in relation to subordinated debt and Note 25 in relation to cash, deposits and financing arrangements.

Terms and conditions relating to borrowings are outlined following:

Notes to the Financial Statements

For the year ended 31 December 2001

26. FINANCIAL INSTRUMENTS (continued)

	Consolidated		Parent	
	2001 A$m	2000 A$m	2001 A$m	2000 A$m
Bonds and notes				
A$50m Floating Rate Notes (at 3 month BBSW + 0.13% maturing March 2001)	-	50	-	-
A$200m Medium Term Notes (at weighted average rate of 4.75% maturing in November 2003)	200	-		
A$400m Medium Term Notes (at weighted average rate of 5% maturing in November 2001)	-	396	-	-
A$400m Medium Term Notes (at weighted average rate of 5.5% maturing in April 2004)	400	200	-	-
DEM1bn Euro Medium Term Note (at 4.875% maturing November 2008)	1,010	955	-	-
Domestic Commercial Paper (at various rates maturing in less than 1 year)	228	254	-	-
Euro Commercial Paper (various short term discounted securities issued with a maturity of less than 1 year)	1,865	1,273		
Floating Rate Notes (at 6 month LIBOR - 1% maturing March 2006)	33	-		
GBP40m Floating Rate Note (at 3 month LIBOR +0.3% maturing November 2003)	114	107	-	-
GBP60m Floating Rate Notes (at 3 month LIBOR + 0.22% maturing June 2002)	171	161	-	-
GBP100m Eurobond (at 11.5% maturing December 2004)	-	269	-	-
GBP160m Euro Medium Term Note (at 6.375% maturing November 2010)	450	426	-	-
Henderson Floating Rate Notes due 2004	5	49	-	-
Medium Term Notes (at various rates maturing in less than 1 year)	-	145	-	-
Negotiable Certificates of Deposit (at various rates maturing in less than 1 year, predominantly 1-3 months)	1,444	1,659	-	-
USD200m Floating Rate Notes (at 3 month LIBOR + 0.25% maturing June 2003)	376	356	-	-
Total bonds and notes	**6,296**	**6,300**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	**INCORPORATION**	**Share Type**	**Ref**	**2001**	**2000**
1 York Street Holdings Pty Limited	Australia	Ord		100	100
145 Old Pittwater Road Pty Limited	Australia	Ord		100	100
255 George Street Investment A Pty Limited	Australia	Ord		100	100
255 George Street Investment B Pty Limited	Australia	Ord		100	100
345 Nominees Pty Limited	Australia	Ord		100	100
500 Collins Street Pty Limited	Australia	Ord A,B,C		100	100
A and B Properties Pty Limited	Australia	Ord		100	100
A.C.N. 063 600 260 Pty Limited	Australia	Ord		100	100
A.C.N. 086 091 643 Pty Limited	Australia	Ord		100	100
A.C.N. 086 091 689 Pty Limited	Australia	Ord		100	100
AASM Pty Limited	Australia	Ord		100	100
Abbey Capital Properties (NSW) Pty Limited	Australia	Ord		100	100
Abbey Capital Real Estate Pty Limited	Australia	Ord		100	100
AG Australia Holdings Limited [formerly GIO Australia Holdings Limited]	Australia	Ord		100	100
AG Life Limited [formerly GIO Life Limited]	Australia	Ord		100	100
Akimbo Nominees Limited	*Hong Kong*	*Ord*	2	*100*	-
Alaska Fibre Star, LLC	Alaska	None	4	-	90
Alaska Northstar Communications, LLC	USA	None	4	-	90
Albert Street Properties Limited	NZ	Ord		100	100
Alcobendas Entrust Limited	UK	Ord		100	100
Allmarg Corporation Limited	*NZ*	*Ord, Pref*	2	*100*	-
AMP (Bermuda) Limited	Bermuda	Ord, Pref		100	100
AMP (Buchanan Galleries) Limited	UK	Ord		100	100
AMP (Moor House) Limited	UK	Ord		100	100
AMP (NPI) Finance Limited	UK	Ord, Pref		100	100
AMP (NPI) Holdings Limited	UK	Ord A, Participating B		100	100
AMP (NPI) Payments Limited	UK	Ord		100	100
AMP (UK) Finance Services Plc	UK	Ord		100	100
AMP (UK) Financial Planning Limited	UK	Ord	2	100	-
AMP (UK) Financial Services Limited [formerly NPI Financial Services Limited]	UK	Ord		100	100
AMP (UK) Investment Services 2 Limited	UK	Ord	2	100	-
AMP (UK) Investment Services Limited	UK	*Ord*	2	*100*	-
AMP (UK) PGI Limited [formerly Pearl General Insurance Company Limited]	UK	Ord		100	100
AMP (UK) Plc	UK	Ord, Pref A,B		100	100
AMP (UK) Services Limited	UK	Ord		100	100
AMP (US) Holdings Co.	USA	Ord		100	100
AMP Annuities Limited [formerly GIO Annuities Limited]	Australia	Ord		100	100
AMP ASAL Pty Ltd	Australia	Ord	2	100	-
AMP Asset Management Holdings Limited	Australia	Ord		100	100
AMP Asset Management Limited	UK	Ord		100	100
AMP Australia Nominees Pty Limited [formerly GIO Nominees Pty Limited]	Australia	Ord	3	100	100
AMP Australian Real Estate Holdings Pty Limited	Australia	Ord		100	100
AMP Bank Limited	Australia	Ord		100	100
AMP Bayswater Coal Pty Limited	Australia	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
AMP Buchanan Plc	UK	Ord		100	100
AMP Capital Holdings Limited	NZ	Ord A,B		100	90
AMP Capital Investments Limited	NZ	Ord, Pref		90	90
AMP Capital Investments No 11 Limited	NZ	Ord A, B	2	90	-
AMP Capital Investments No. 10 Limited	NZ	Ord		90	100
AMP Capital Investments No. 2 Limited	NZ	Ord A,B		100	90
AMP Capital Investments No. 3 Limited	NZ	Ord A,B		100	100
AMP Capital Investments No. 4 Limited	NZ	Ord A,B		100	90
AMP Capital Investments No. 5 Limited	NZ	Ord A,B, Pref		100	90
AMP Capital Investments No. 6 Limited	NZ	Ord A,B, Pref	1	-	90
AMP Capital Investments No. 7 Limited	NZ	Ord A,B		100	90
AMP Capital Investments No. 8 Limited	NZ	Ord		90	100
AMP Capital Investments No. 9 Limited	NZ	Ord		90	100
AMP Chile Holdings Limitada	Chile	Stock		100	100
AMP Commercial Property Management Pty Limited	Australia	Ord	2	100	-
AMP Consulting Pty Limited	Australia	Ord		100	100
AMP Custodial Investments No. 1 Limited	NZ	Ord		90	100
AMP Custodian Services (NZ) Limited	NZ	Ord		100	100
AMP Finance Limited [formerly GIO Finance Limited]	Australia	Ord		100	100
AMP Finance Services Limited	Australia	Ord		100	100
AMP Financial Investment Group Holdings Limited	Australia	Ord		100	100
AMP Financial Planning Pty Limited	Australia	Ord		100	100
AMP Financial Services (Asia) Pte Limited	Singapore	Ord	2	100	-
AMP Financial Services Holdings Limited	Australia	Ord		100	100
AMP General Insurance Holdings Limited	Australia	Ord		100	100
AMP General Insurance Limited	Australia	Ord		100	100
AMP GI Distribution Pty Limited	Australia	Ord	2	100	-
AMP Global Property Investments Pty Limited	Australia	Ord		100	100
AMP Group Finance Services Limited	Australia	Ord		100	100
AMP Group Holdings Limited	Australia	Ord		100	100
AMP Group Services Limited	Australia	Ord		100	100
AMP Guardians Pty Limited [formerly GIO Guardians Pty Limited]	Australia	Ord		100	100
AMP Henderson Asset Management Limited [formerly GIO Asset Management Limited]	Australia	Ord		100	100
AMP Henderson Global Investors (New Zealand) Limited	NZ	Ord		100	100
AMP Henderson Global Investors Limitada [formerly AMP Investments Chile Limitada]	Chile	Ord		100	100
AMP Henderson Global Investors Limited	Australia	Ord		100	100
AMP Henderson Property Nominees Ltd [formerly Schroders Australia Property Nominees Limited]	Australia	Ord		100	100
AMP Holdings Limited	Australia	Ord A,B, Pref B		100	100
AMP IFA Holdings Limited	Australia	Ord A,B		100	100
AMP Insurance Investment Holdings Pty Limited	Australia	Ord		100	100
AMP Insurances Limited	Hong Kong	Ord	1	-	100
AMP Interactive Investor Limited	UK	Ord	2	100	-
AMP International (Holdings) S.A.	Luxembourg	Ord		100	100
AMP International and Technology Ventures Limited	UK	Ord	2	100	-
AMP International Holdings Limited	UK	Ord	2	100	-

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
AMP International Management Services S.A.	Luxembourg	Ord		100	100
AMP Invest Plc	UK	Ord A,B		100	100
AMP Investment Management (NZ) Limited	NZ	Ord		100	100
AMP Investment Services No. 2 Pty Limited	Australia	Ord		100	100
AMP Investment Services Pty Limited	Australia	Ord		100	100
AMP Japan Co. Limited [formerly AMP Japan KK]	Japan	Ord		100	100
AMP Life Limited	Australia	Ord		100	100
AMP Life Limited (UK)	UK	Ord		100	100
AMP Medallist Investor, Inc	USA	Stock	3	100	100
AMP Nominees Limited	UK	Ord		100	100
AMP Overseas Investments (NZ) Limited	NZ	Ord		100	100
AMP Personal Investment Services Limited [formerly GIO Personal Investment Services Limited]	Australia	Ord		100	100
AMP Plus Limited [formerly GIO Fund Managers Limited]	Australia	Ord		100	100
AMP Portfolio Managers Limited [formerly NPI Portfolio Managers Limited]	UK	Ord	3	100	100
AMP Private Capital Limited	UK	Ord		100	100
AMP Private Capital New Zealand Limited	NZ	Ord	2	100	-
AMP Private Capital No 2 Pty Limited	Australia	Ord		100	100
AMP Private Capital NZ Fund Limited	NZ	Ord		100	100
AMP Private Capital NZ Holdings Limited	NZ	Ord		100	100
AMP Private Capital Pty Limited	Australia	Ord		100	100
AMP Private Investments Pty Limited	Australia	Ord		100	100
AMP Property Investments (Qld) Pty Limited	Australia	Ord		100	100
AMP Real Estate Pty Limited	Australia	Ord		100	100
AMP Remuneration Reward Plans Nominees Pty Limited	Australia	Ord		100	100
AMP Securities Co. Limited	Japan	Ord	2	100	-
AMP Service Software Development (NZ) Limited	NZ	Ord		100	100
AMP Services (NZ) Limited	NZ	Ord		100	100
AMP Services Holdings Limited	Australia	Ord		100	100
AMP Services Limited	Australia	Ord		100	100
AMP Shopping Centres Pty Limited	Australia	Ord		100	100
AMP Society Pty Limited	Australia	Ord		100	100
AMP Superannuation (NZ) Limited	NZ	Ord		100	100
AMP Superannuation Investment Trustee (NZ) Limited	NZ	Ord		100	100
AMP Superannuation Limited	Australia	Ord		100	100
AMP Technology Ventures Limited	UK	Ord		100	100
AMP Virgin Holdings Limited	UK	Ord		100	100
AMP Workers' Compensation Services (NSW) Limited	Australia	Ord		100	100
AMP Workers' Compensation Services (VIC) Limited	Australia	Ord		100	100
AMP/Ergo Mortgage and Savings Limited	NZ	Ord		100	100
AMPG (1992) Limited	Australia	Ord		100	100
Ample Investment Limited (formerly Henderson Group Limited)	UK	Ord		100	100
Australian Administration Services Pty Limited	Australia	Ord	1	-	100
Australian Mutual Provident Society Pty Limited	Australia	Ord		100	100
Australian Securities Administration Limited [formerly AMP Personal Investments Limited]	Australia	Ord		100	100
Balclutha Holdings Limited	NZ	Ord	2	78	-

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
Basil Investments Limited	UK	Ord A, Pref B		100	100
Bolfend Pty. Limited	Australia	Ord		100	100
Carillon Avenue Pty Limited	Australia	Ord	2	100	-
Cathjoh Holdings Pty Limited	Australia	Ord	1	-	90
Celbella Pty Limited	Australia	Ord		100	100
Charter Sense Investments Limited	Hong Kong	Ord	2	100	-
Cinema Entrust Limited	UK	Ord		100	100
Cliffpath Pty Limited	Australia	Ord		100	100
Cloud Investments Limited	NZ	Ord		100	100
Cobalt Runoff Services Limited	Australia	Ord	2	100	-
Cogent Investment Operations Ireland Limited Investment	Ireland	Ord		100	100
Cogent Investment Operations Jersey Limited [formerly TR Development Capital Management Limited]	Jersey	Ord		100	100
Cogent Investment Operations Limited (formerly Henderson Investment Services Limited)	UK	Ord		100	100
Cogent Investment Operations Luxembourg SA (formerly Henderson International Luxembourg SA)	Luxembourg	Ord		100	100
Cogent Investment Operations Pty Limited	Australia	Ord		100	100
Cogent Nominees (NZ) Limited	NZ	Ord	2	100	-
Cogent Nominees Pty Limited	Australia	Ord		100	100
Cogent Operations Limited	UK	Ord		100	100
Cogent Pensions Administration Limited [formerly Henderson Korean Investors Limited]	UK	Ord		100	100
Cogent Secretarial Services Limited	UK	Ord		100	100
Cogent Securities Pty Limited	Australia	Ord		100	100
Collins Place No. 2 Pty Limited	Australia	Ord		100	100
Collins Place Pty Limited	Australia	Ord		100	100
Comercial Inversora Aljarafe Sevilla, S.L.	Spain	Ord	1	-	100
Comercial Inversora Manregalery, S.L.	Spain	Ord	1	-	100
Comercial Inversora Tarragalery, S.L.	Spain	Ord	1	-	100
Commercial Investment Aljarafe Sevilla (No. 1) S.a r.L.	Luxembourg	Ord	1	-	100
Commercial Investment Aljarafe Sevilla, S.a.r.L.	Luxembourg	Ord	1	-	100
Commercial Investment Gallarate (No. 1) S.a.r.L	Luxembourg	Ord	1	-	100
Commercial Investment Gallarate S.a.r.L	Luxembourg	Ord	1	-	100
Commercial Investment Manregalery (No. 1) S.a r.L.	Luxembourg	Ord	1	-	100
Commercial Investment Manregalerya, S.a.r.L.	Luxembourg	Ord	1	-	100
Commercial Investment San Guiliano (No. 1) S.a.r.L	Luxembourg	Ord	1	-	100
Commercial Investment San Guiliano S.a.r.L	Luxembourg	Ord	1	-	100
Commercial Investment Tarragalery, S.a.r.L.	Luxembourg	Ord	1	-	100
Commercial Investment Terragalery (No. 1) S.a r.L.	Luxembourg	Ord	1	-	100
Compania Contractual Minera Equatorial Resources	Chile	Ord		95	95
Compania Contractual Minera Leonor	Chile	Ord A,B		95	95
Compania Contractual Minera Los Andes	Chile	Ord	1	-	51
Compania Contractual Minera Pabellon	Chile	Ord		51	51
Culinary Air Limited	NZ	Ord		100	100
DTB Nominees Pty Limited	Australia	Ord		100	100
Eagle Tow ers Pty Limited	Australia	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
ELOANNZ.CO.NZ LIMITED	NZ	Ord	2	100	-
Equatorial Mineral Park, Inc	USA	Ord		100	95
Equatorial Mining Limited	Australia	Ord		95	95
Equatorial Mining North America, Inc	USA	Ord, Pref		95	95
Equatorial Nova Scotia Corp.	Canadian	Ord	2	100	-
Equatorial Resources Limited	Bermuda	Ord, Pref		95	95
Equatorial Tonopah, Inc	USA	Ord		95	95
Equatorial Treasure Limited	Bermuda	Ord		95	95
Equitorial Zonia, Inc	USA	Ord		94	94
ERGO Personal Financial Services Limited	NZ	Ord		100	100
Finance Services Distribution Limited	NZ	Ord		100	100
Forms Investment Limited	NZ	Ord		100	100
Frozen Foods Investment Limited	NZ	Ord		100	100
Genlis Pty Limited	Australia	Ord		100	100
GIO Australia Limited	Australia	Ord	1	-	100
GIO Building Society Limited	Australia	Fixed	3	100	100
GIO General Limited	Australia	Ord, Pref A,B	1	-	100
GIO General New Zealand Limited	NZ	Ord	1	-	100
GIO Insurance Investment Holdings A Pty Limited [formerly AMP Insurance Investment Holdings A Pty Limited]	Australia	Ord A,B	1	-	100
GIO New Zealand Holdings Limited	NZ	Ord, Pref A,B		100	100
GIO Superannuation Guardian Pty Limited	Australia	Ord	1	-	100
GIO Technical Services Pty Limited	Australia	Ord	1	-	100
GIO Workers' Compensation (NSW) Limited	Australia	Ord	1	-	100
GIO Workers' Compensation (SA) Limited	Australia	Ord	1	-	100
GIO Workers' Compensation (VIC) Limited	Australia	Ord, Red Pref	1	-	100
Gordian Mortgage Insurance Limited [formerly GIO Mortgage Insurance Limited]	Australia	Ord		100	100
Gordian RunOff (UK) Limited [formerly GIO (UK) Limited]	UK	Ord		100	100
Gordian RunOff Limited [formerly GIO Insurance Limited]	Australia	Ord, Pref A,B,C,D		100	100
GRW Corporate Pty Limited	Australia	Ord	1	-	100
GRW Group Property Services Pty Limited	Australia	Ord	1	-	100
GRW Group Pty Limited	Australia	Ord	1	-	100
GRW Property Limited	Australia	Ord	1	-	100
Guthrie Herrington & Co Limited	UK	Ord	2	100	-
Henderson (Bull Ring) Limited	UK	Ord		100	100
Henderson (Covent Garden) Limited	UK	Ord	2	100	-
Henderson (Martineau Phase 1) Limited	UK	Ord		100	100
Henderson (Martineau Phase 2) Limited	UK	Ord		100	100
Henderson (Moor House) Limited	UK	Ord	2	100	-
Henderson Administation Services Limited (formerly Henderson International Limited)	UK	Ord		100	100
Henderson Administration (Guernsey) Limited	Guernsey	Ord		100	100
Henderson Administration Group Limited	UK	Ord		100	100
Henderson Administration International Holdings Limited	UK	Ord, Pref		100	100
Henderson Administration Limited	UK	Ord		100	100
Henderson BR Birmingham Limited	UK	Ord	3	100	100
Henderson Equity Partners Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES				% Holdings	
NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	2001	2000
Henderson Fund Management Plc	UK	Ord		100	100
Henderson Fund Management Stakeholder GP Limited	UK	Ord	2	100	-
Henderson Global Investors (Holdings) Plc	UK	Ord		100	100
Henderson Global Investors (Hong Kong) Limited	Hong Kong	Ord		100	100
Henderson Global Investors (International Holdings) BV	Netherlands	Ord		100	100
Henderson Global Investors BV	Netherlands	Ord		100	100
Henderson Global Investors Equity Planning	USA	Stock		100	100
Henderson Global Investors Japan KK	Japan	Ord	3	100	100
Henderson Global Investors Jersey Limited	Jersey	Ord		100	100
Henderson Global Investors Limited	UK	Ord		100	100
Henderson Global Investors North America Inc	USA	Ord		100	100
Henderson Global Investors Singapore Limited	Singapore	Ord		100	100
Henderson Global Investors Stakeholder GP Limited	UK	Ord	2	100	-
Henderson Independent Fund Management SA	Luxembourg	Ord		100	100
Henderson International Inc	USA	Ord		100	100
Henderson Invest Limited	UK	Ord	2	100	-
Henderson Investment Funds Limited	UK	Ord		100	100
Henderson Investment Management Limited	UK	Ord		100	100
Henderson Investors Limited	UK	Ord		100	100
Henderson Management SA	Luxembourg	Ord		100	100
Henderson MG Birmingham Limited	UK	Ord	3	100	100
Henderson MP Birmingham Limited	UK	Ord		100	100
Henderson Nominees Limited	UK	Ord		100	100
Henderson North American Partners	USA	Ord	3	100	100
Henderson Premier Greenford Limited	UK	Ord		100	100
Henderson Private Capital (GP) Limited	Scotland	Ord	2	100	-
Henderson Private Capital Limited	UK	Ord		100	100
Henderson Property Management (Jersey) Limited	Jersey	Ord	3	100	100
Henderson Real Estate Strategy Limited	UK	Ord	1	-	100
Henderson Secretarial Services Limited	UK	Ord		100	100
Henderson Touche Remnant (Guernsey) Limited	Guernsey	Ord		100	100
Henderson Trust Company Limited	Jersey	Ord		100	100
Hillross Financial Services Pty Limited	Australia	Ord		100	100
INSSA Pty Limited	Australia	Ord		100	100
Interactive Investor (Overseas) Limited	UK	Ord	2	100	-
Interactive Investor International (SA)	South Africa	Ord	2, 3	100	-
Interactive Investor Limited	UK	Ord	2	100	-
Interactive Investor Solutions Limited	UK	Ord	2	100	-
Interactive Investor Trading Limited	UK	Ord	2	100	-
Interactive Markets Limited	UK	Ord	2	100	-
Inversiones Mineras Los Andes Limitada [formerly Inversiones Mineras Los Andes SA]	Chile	Ord		51	51
Investimenti Commerciali Gallarate, S.R.L.	Italy	Ord	1	-	100
Investimenti Commerciali San Giluliano, S.R.L.	Italy	Ord	1	-	100
Investment Services Nominees Pty Limited	Australia	Ord		100	100
JAMPS (Bermuda) Limited	Bermuda	Ord		70	70
Jetcloud Pty Limited	Australia	Ord		70	70

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
Johcath Holdings Pty Limited	Australia	Ord	1	-	100
Kadella Park Pty Limited	Australia	Ord		100	100
Kent Street Pty Limited	Australia	Ord		100	100
KMH Holdings Pty Limited	Australia	Pref		100	100
Knox City Shopping Centre Investments (No. 2) Pty Limited	Australia	Ord		100	100
Leonor Mine Development Limited	Cyprus	Ord		100	95
London Life (Four Pools) Limited	UK	Ord		100	100
London Life (Hambridge) Limited [formerly London Life (Kings Road) Limited]	UK	Ord	2	100	100
London Life (High Road, Whetstone) Limited	UK	Ord		100	100
London Life (Kings Road) Limited [formerly London Life (20-21 Leicester Square) Limited]	UK	Ord		100	100
London Life (Lochside Court) Limited	UK	Ord		100	100
London Life (Marsh Barton) Limited	UK	Ord		100	100
London Life (Oldham Broadw ay) Limited	UK	Ord		100	100
London Life (Oxford SP) Limited	UK	Ord	2	100	-
London Life (Picketts Lock) Limited	UK	Ord		100	100
London Life (Rivergate) Limited	UK	Ord		100	100
London Life (Solihull) Limited	UK	Ord	2	100	-
London Life (Union Park) Limited	UK	Ord		100	100
London Life (Wharf) Limited	UK	Ord		100	100
London Life (Wincheap) Limited	UK	Ord		100	100
London Life Association Limited	UK	None		100	100
London Life Grosvenor Crescent Limited	UK	Ord		100	100
London Life Group Services Limited	UK	Ord		100	100
London Life Holdings Limited [formerly AMP (UK) Holdings Limited]	UK	Ord		100	100
London Life Limited	UK	Ord		100	100
London Life Linked Assurances Limited	UK	Ord		100	100
London Life Staff Superannuation Scheme Trustee Limited	UK	Ord	1	-	100
London Life Trustees Limited	UK	Ord		100	100
Lonsdale Management Pty Limited	Australia	Ord		100	100
Marina Entrust Limited	UK	Ord		100	100
Maritime Insurance Agency (NZ) Pty Limited	NZ	Ord		100	100
Maritime Insurance Agency Pty Limited	Australia	Ord		100	100
Medallist AMP Golf Holding Pty Limited	Australia	Ord		80	80
Mermaid Nominees Limited	UK	Ord		100	100
Merson (Qld) Pty Limited	Australia	Ord		100	100
Merson Property Pty Limited	Australia	Ord, Pref		100	100
Michie European Holdings BV - Amsterdam	Netherlands	Ord		100	100
Mow la Pty Limited	Australia	Ord		100	100
Muirfield Properties Pty Limited	Australia	Ord		100	100
Narraw a Pty.Limited	Australia	Ord		100	100
National Provident Institution	UK	None		100	100
National Provident Life Limited	UK	Ord		100	100
New London Properties Limited	UK	Ord, Pref		100	100
Nexis Proprietary Limited	Australia	Ord	1	-	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
NP Life Holdings Limited	UK	Ord		100	100
NPI (10 Gt New port) Limited	UK	Ord		100	100
NPI (103 Broad Street) Limited	UK	Ord		100	100
NPI (107 Peascod) Limited	UK	Ord		100	100
NPI (118 High Street Winchester) Limited	UK	Ord		100	100
NPI (12 Eastgate) Limited	UK	Ord		100	100
NPI (201 High Street Cheltenham) Limited	UK	Ord		100	100
NPI (226 Sauchiehall) Limited	UK	Ord		100	100
NPI (31 Cornmarket) Limited	UK	Ord		100	100
NPI (3210 Magna Park) Limited	UK	Ord	2	100	-
NPI (41 Kingsw ay) Limited	UK	Ord		100	100
NPI (5010 Middlemarch) Limited	UK	Ord	2	100	-
NPI (67/68 Long Acre) Limited	UK	Ord		100	100
NPI (Acton Lane) Limited	UK	Ord		100	100
NPI (Aspen) Limited	UK	Ord	2	100	-
NPI (Astec West) Limited	UK	Ord	2	100	-
NPI (Barnet) Limited	UK	Ord	2	100	-
NPI (Belford) Limited	UK	Ord		100	100
NPI (Belvedere) Limited	UK	Ord	1	-	100
NPI (Boots Corner) Limited	UK	Ord	1	-	100
NPI (Brandon Road) Limited	UK	Ord		100	100
NPI (Broadw ay) Limited	UK	Ord		100	100
NPI (Butlers Wharf) Limited	UK	Ord	1	-	100
NPI (CBX) Limited	UK	Ord		100	100
NPI (Chesford Grange) Limited	UK	Ord		100	100
NPI (Chilw ell) Limited	UK	Ord	1	-	100
NPI (Clarendon Road) Limited	UK	Ord	2	100	-
NPI (Corinthian House) Limited	UK	Ord		100	100
NPI (County Oak) Limited	UK	Ord		100	100
NPI (Cranmer House) Limited	UK	Ord		100	100
NPI (Cribbs Causew ay) Limited	UK	Ord		100	100
NPI (Crossw ays) Limited	UK	Ord		100	100
NPI (Crossw eys Guildford) Limited	UK	Ord		100	100
NPI (Daten Park) Limited	UK	Ord	1	-	100
NPI (East Brickhill, Milton Keynes) Limited	UK	Ord		100	100
NPI (Fleet) Limited	UK	Ord	2	100	-
NPI (Gentleman's Walk) Limited	UK	Ord		100	100
NPI (Heathfield Road) Limited	UK	Ord		100	100
NPI (Hendon) Limited	UK	Ord		100	100
NPI (Holdenhurst Road) Limited	UK	Ord	1	-	100
NPI (Hook) Limited	UK	Ord		100	100
NPI (Interplex 16) Limited	UK	Ord		100	100
NPI (IT, Maidenhead) Limited	UK	Ord		100	100
NPI (Kimpton) Limited [formerly NPI (34 Brook Street) Limited]	UK	Ord		100	100
NPI (Kings Road Reading) Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
NPI (Lexicon) Limited	UK	Ord		100	100
NPI (Linkmel) Limited	UK	Ord		100	100
NPI (Lister Road) Limited	UK	Ord		100	100
NPI (Long Acre) Limited	UK	Ord		100	100
NPI (Merlin Place) Limited	UK	Ord		100	100
NPI (Mile End) Limited	UK	Ord		100	100
NPI (Mount Pleasant) Limited	UK	Ord		100	100
NPI (Old Jew ry) Limited	UK	Ord		100	100
NPI (Petty Cury) Limited	UK	Ord		100	100
NPI (Phase 20 GBP) Limited	UK	Ord	2	100	-
NPI (Phase 21 GBP) Limited	UK	Ord	2	100	-
NPI (Phase 9 GBP) Limited	UK	Ord	2	100	-
NPI (Piercy House) Limited	UK	Ord	2	100	-
NPI (Plough Place) Limited	UK	Ord	1	-	100
NPI (Poplar) Limited	UK	Ord		100	100
NPI (Princes Road) Limited	UK	Ord		100	100
NPI (Printw orks) Limited	UK	Ord		100	100
NPI (Queen Annes Gate) Limited	UK	Ord		100	100
NPI (Ranger House) Limited	UK	Ord		100	100
NPI (Riverside) Limited	UK	Ord	2	100	-
NPI (Roddis House) Limited	UK	Ord		100	100
NPI (Rutland Court) Limited	UK	Ord		100	100
NPI (Sitel House) Limited	UK	Ord		100	100
NPI (St Catherines) Limited	UK	Ord		100	100
NPI (St Johns Wolverhampton) Limited	UK	Ord	2	100	-
NPI (St Martins Place) Limited	UK	Ord		100	100
NPI (St Vincent Street) Limited	UK	Ord		100	100
NPI (Stonecutter Square) Limited	UK	Ord		100	100
NPI (Stonecutter, Bristol) No. 1 Limited [formerly NPI (Wellcroft House, Slough) Limited]	UK	Ord		100	100
NPI (Stonecutter, Bristol) No. 2 Limited	UK	Ord	2	100	-
NPI (Stratford) Limited	UK	Ord		100	100
NPI (Taunton) Limited	UK	Ord	1	-	100
NPI (Temple Row) Limited	UK	Ord		100	100
NPI (Troy Court) Limited	UK	Ord		100	100
NPI (Vastern Court) Limited	UK	Ord		100	100
NPI (Victoria Square) Limited	UK	Ord		100	100
NPI (Westgate) Limited	UK	Ord		100	100
NPI Annuities Limited	UK	Ord		100	100
NPI Asset Management Limited	UK	Ord		100	100
NPI Finance Plc	UK	Ord		100	100
NPI International Dublin Limited	UK	Ord		100	100
NPI Investment Managers Limited	UK	Ord		100	100
NPI Limited	UK	Ord		100	100
NPI Managed Properties Limited	UK	Ord		100	100
NPI Marlow [formerly NPI (North Row) Limited]	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	**INCORPORATION**	**Share Type**	**Ref**	**2001**	**2000**
NPI Propeties Limited	UK	Ord		100	100
NPI Self Invested Personal Pensions Limited	UK	Ord		100	100
NPI Trustee Services Limited	UK	Ord		100	100
Oyster Holding Company Limited	UK	Ord		100	100
Oyster Overseas Limited	UK	Ord		100	100
Pacemaker Limited	UK	Ord	2	100	-
Palmcord Holdings Pty Limited	Australia	Ord		100	100
Parentcraft Pty Limited	Australia	Ord		51	51
Pearl (1/9 Friar Lane) Limited	UK	Ord		100	100
Pearl (12/18 St Stephens Street) Limited	UK	Ord		100	100
Pearl (184/190 Oxford Street) Limited	UK	Ord		100	100
Pearl (19-20 New Bond Street) Limited	UK	Ord		100	100
Pearl (20/21 Leicester Square) Limited	UK	Ord	1	-	100
Pearl (21 South Gyle Crescent) Limited	UK	Ord		100	100
Pearl (29/30 Commercial Street) Limited	UK	Ord		100	100
Pearl (40 Marsh Wall) Limited	UK	Ord		100	100
Pearl (55 Bishopsgate) Limited	UK	Ord		100	100
Pearl (75/81 George Street) Limited	UK	Ord	1	-	100
Pearl (76/77 Princes Street) Limited	UK	Ord		100	100
Pearl (81/103 Kings Road) Limited	UK	Ord	1	-	100
Pearl (Alcobendas) Limited	UK	Ord		100	100
Pearl (Alder Castle) Limited	UK	Ord	2	100	-
Pearl (Bampton Way) Limited	UK	Ord		100	100
Pearl (Barw ell) Limited	UK	Ord		100	100
Pearl (Blythsw ood Square) Limited	UK	Ord		100	100
Pearl (Bridge St) Limited	UK	Ord		100	100
Pearl (Brighton Marina 2) Limited	UK	Ord		100	100
Pearl (Buchanan Galleries) Limited	UK	Ord		100	100
Pearl (Cameron Toll) Limited	UK	Ord	1	-	100
Pearl (Carlton Lanes) Limited	UK	Ord	2	100	-
Pearl (Castle Street/George Street) Limited	UK	Ord		100	100
Pearl (Chisw ick House) Limited	UK	Ord		100	100
Pearl (Commonw ealth House) Limited	UK	Ord		100	100
Pearl (Cutlers Court) Limited	UK	Ord		100	100
Pearl (Dimensions) Limited	UK	Ord		100	100
Pearl (Ellerman House) Limited	UK	Ord		100	100
Pearl (Enfield Retail Park) Limited	UK	Ord	1	-	100
Pearl (Factory Lane, Croydon) Limited	UK	Ord		100	100
Pearl (Farnborough Gate) Limited	UK	Ord		100	100
Pearl (Fort Shopping Park) Limited	UK	Ord	1	-	100
Pearl (Grand Island) Limited	UK	Ord		100	100
Pearl (Great Ancoats) Limited	UK	Ord	1	-	100
Pearl (Great Minster East) Limited [formerly Pearl (New bridge) Limited]	UK	Ord		100	100
Pearl (Great Minster North) Limited [formerly Pearl (Great Minster) Limited]	UK	Ord	1	-	100
Pearl (High Street, Exeter) Limited	UK	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	INCORPORATION	Share Type	Ref	2001	2000
Pearl (High Wycombe) Limited	UK	Ord		100	100
Pearl (Highland Landmark III) USA Inc.	USA	Common Stk	2	100	-
Pearl (Holbrook House) Limited	UK	Ord		100	100
Pearl (Hounds Hill) Limited	UK	Ord		100	100
Pearl (Icerenkoy) Gayrimenkul ticaret ve Yonetimi Limited Sirketi	Turkey	Ord		100	100
Pearl (Key West, Slough) Limited	UK	Ord		100	100
Pearl (Midw ay MK) Limited	UK	Ord		100	100
Pearl (New Bridge Street West) Limited	UK	Ord		100	100
Pearl (New Castle House) Limited	UK	Ord	1	-	100
Pearl (Nicholsons Centre) Limited	UK	Ord		100	100
Pearl (Orbital Park) Limited	UK	Ord		100	100
Pearl (Park Place, Leeds) Limited	UK	Ord		100	100
Pearl (Parkw ay Bridge) Limited	UK	Ord		100	100
Pearl (Potteries) Limited	UK	Ord		100	100
Pearl (Princes Quay) Limited	UK	Ord		100	100
Pearl (Print w orks) Limited	UK	Ord		100	100
Pearl (Quadrant) Limited	UK	Ord		100	100
Pearl (Reading Link) Limited	UK	Ord	1	-	100
Pearl (Rockingham House) Limited	UK	Ord		100	100
Pearl (Royal Parade, Plymouth) Limited	UK	Ord	1	-	100
Pearl (Silw ood Park) Limited	UK	Ord	2	100	-
Pearl (St Georges St, Cantebury) Limited	UK	Ord		100	100
Pearl (Stockingsw ater Lane) Limited	UK	Ord		100	100
Pearl (Stockley Park) Limited	UK	Ord		100	100
Pearl (Tavistock Road) Limited	UK	Ord		100	100
Pearl (Turkey) Limited	UK	Ord		100	100
Pearl (Vere Street) Limited	UK	Ord		100	100
Pearl (Waverley House) Limited	UK	Ord		100	100
Pearl (Wexham Springs) Limited	UK	Ord		100	100
Pearl (Winter's Building) Limited	UK	Ord		100	100
Pearl Assurance (Unit Funds) Limited	UK	Ord		100	100
Pearl Assurance (Unit Linked Pensions) Limited	UK	Ord		100	100
Pearl Assurance Group Holdings Limited	UK	Ord		100	100
Pearl Assurance Plc	UK	Ord A,B		100	100
Pearl Developments Limited	UK	Ord		100	100
Pearl Gayrimenkul Ticaret ve Yonetimi Limited Sirketi	Turkey	Ord	2	100	-
Pearl Group Limited	UK	Ord A,B,C, Pref		100	100
Pearl ISA Limited	UK	Ord		100	100
Pearl Trustees Limited	UK	Ord		100	100
Pearl Unit Trusts Limited	UK	Ord		100	100
Pearlinvest Limited	UK	Ord		100	100
Priority One Agency Services Pty Ltd	Australia	Ord		100	100
Priority One Financial Services Limited	Australia	Ord		100	100
Puddle Dock Nominees Limited	UK	Ord		100	100
Quay Asset Management (Asia) Sdn Bhd [formerly GIO Asset Management (Asia) Sdn Bhd]	Malaysia	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES NAME OF COMPANY	COUNTRY OF INCORPORATION	Share Type	Ref	% Holdings 2001	 2000
Quay Mining Pty Limited	Australia	Ord		100	100
Real Estate Strategy Limited	UK	Ord, Ord B		100	100
Resolve Engineering Pty Limited.	Australia	Ord	1	-	100
SADS Pty Limited	Australia	Ord		100	100
SAPM Limited	Australia	Ord, Red. Pref		100	100
SAPS Limited	Australia	Class A,B		100	100
Schroders Australia Management Services (Karrinyup) Service Pty Limited	Australia	Ord		100	100
Scrabster Bay Limited	Australia	Ord		100	100
Shanghai AMP Nan Pu Property Co Limited	China	Ord	3	81	80
Snalie Limited	UK	Ord	2	100	-
South Pacific Agricultural Company Pty Limited	Australia	Ord	3	100	100
SPF Management Limited	Australia	Ord		100	100
Stanbroke Pastoral Company Pty Limited	Australia	Ord A,B	3	100	100
TGI Australia Limited	Australia	Ord		100	100
TLIM Nominees Limited	UK	Ord	2	100	-
TOA Pty Limited	Australia	Ord		100	100
Touche Remnant Investment Management Limited	UK	Ord		100	100
Touche Remnant Property Co	UK	Ord, Pref		100	100
Towry Law (Asia) Asset Management Sdn, Bhd	Malaysia	Ord	2	65	-
Towry Law (Asia) Holdings Limited	Caymen Islands	Ord	2	100	-
Towry Law (Asia) Hong Kong Limited	Hong Kong	Ord	2	100	-
Towry Law (Asia) Limited	Hong Kong	Ord	2	100	-
Towry Law (Asia) Nominees Limited	BVI	Ord	2	100	-
Towry Law (Asia) Services Limited	Hong Kong	Ord	2	100	-
Towry Law (Bevingtons) Limited	UK	Ord	2	100	-
Towry Law (SE Asia) Limited	Malaysia	Ord	2	100	-
Towry Law Central Services Limited	UK	Ord	2	100	-
Towry Law Financial Services Limited	UK	Ord, Pref	2	100	-
Towry Law Financial Solutions Limited [formerly Advizas Limited]	UK	Ord	2	100	-
Towry Law Fraser Smith Limited	UK	Ord	2	100	-
Towry Law Insurance Brokers Limited	UK	Ord	2	100	-
Towry Law International (Bermuda) Limited	Bermuda	Ord	2	100	-
Towry Law International (Japan) Limited	Japan	Ord	2	100	-
Towry Law International (SA) (Pty) Limited	South Africa	Ord	2	100	-
Towry Law International Europe NV	Belgium	Ord	2, 3	100	-
Towry Law International Limited	Jersey	Ord	2	100	-
Towry Law Investment Management Limited	UK	Ord	2	100	-
Towry Law Investment Services Limited	UK	Ord	2	100	-
Towry Law plc	UK	Ord	2	100	-
Towry Law Quest Trustee Limited	UK	Ord	2	100	-
Towry Law Trustee Company Limited	UK	Ord	2	100	-
TR Development Capital Investments Limited	Jersey	Ord A,B		50	100
Valley Beef Company Pty Limited	Australia	Ord	3	55	55
VHD Holdings Pty Limited	Australia	Ord		100	100
Victoria Avenue Nominees Limited	Australia	Ord		100	100

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

COMPANIES	COUNTRY OF			% Holdings	
NAME OF COMPANY	**INCORPORATION**	**Share Type**	**Ref**	**2001**	**2000**
Warringah Mall Holdings Pty Limited	Australia	Ord		100	100
Warringah Mall Pty Limited	Australia	Ord		100	100
Waterfront Place (No. 2) Pty Limited	Australia	Ord		100	100
Waterfront Place (No. 3) Pty Limited	Australia	Ord		100	100
WCI Hillsboro, LLC	USA	Ord	1	-	100
WCI Holdings Pty Limited [formerly AMP Callide Coal Pty Limited]	Australia	Ord		100	100
WCI Cable Inc	USA	Ord	4	-	90
World Net Communications Inc	USA	Ord, Pref	4	-	90

Notes:

1. Disposed in 2001.

2. Acquired in 2001.

3. Not audited by Ernst & Young.

4. Insolvency proceedings commenced August 2001.

Overseas entities audited by Ernst & Young International firms unless stated otherwise.

TRUSTS	COUNTRY OF		% Holdings	
NAME OF TRUST	**REGISTRATION**	**Ref**	**2001**	**2000**
Active Quant Share Fund	Australia		14	13
Active Quant Share Fund (Henderson)	Australia		83	-
AMP Henderson Intl Share Wsale Trust	Australia		95	-
AMP Investments Asia Pacific Airports Fund	Australia		54	54
AMP Investments Asia Pacific Power Fund	Australia		100	84
AMP Investments Australian Energy Fund	Australia		82	82
AMP Investments Australian Pacific Airports Fund	Australia		54	54
AMP Investments Infrastructure Debt Fund	Australia		62	58
AMP Investments Infrastructure Private Debt Fund No 2	Australia		58	38
AMP Liverpool Trust	Australia		100	-
AMP New Zealand Property Fund	NZ		75	74
AMP Premium Property Trust (NZ)	NZ		100	100
AMP Private Capital Trust No.4	Australia		100	100
AMP Private Capital Trust No.9	Australia		100	100
AMP Shopping Centre Holding Trust	Australia		100	100
AMP US Property Trust	Australia		100	100
AMPAM Bull Ring Fund	Australia		100	100
AMPAM Martineau Fund	Australia		100	100
AMPAM Martineau Galleries Fund	Australia		100	100
Asian Bond Fund	Australia		100	100
Australian Bond Index Fund	Australia		56	53
Australian Corporate Bond Fund	Australia		83	85
Australian Share Ex AMP Fund	Australia		76	68
Australian Share Index fund	Australia		84	77

Notes to the Financial Statements

For the year ended 31 December 2001

27. GROUP CONTROLLED ENTITY HOLDINGS (continued)

TRUSTS			% Holdings	
NAME OF TRUST	**COUNTRY OF REGISTRATION**	**Ref**	**2001**	**2000**
Balanced Grow th Index Fund	Australia		100	-
Bishopsgate Property Trust	Australia		100	100
Bourke Place Unit Trust	Australia		57	57
Combined Asia Share Fund	Australia		100	100
Emerging Market Fixed Interest Fund	Australia		77	74
Emerging Market Share Fund	Australia		85	86
Enhanced Prop Sec Index Fd	Australia		91	-
GIO Property Wsale Trust	Australia		73	-
Global Grow th Opportunities Fund	Australia		78	84
International Bond Index	Australia		91	100
International Bond Index Fund	Australia		92	100
International Listed Resources Fund	Australia		-	100
International Share Index Fund	Australia		87	77
International Unlisted Investment Fund	Australia		100	100
Kent Street Investment Trust	Australia		100	100
Kent Street Unit Trust	Australia		50	50
KMH Holdings Unit Trust	Australia	1	100	100
Merril Lynch Mercury Capital Stable Fund Pooled Super Trust	Australia	1	88	82
Monash House Trust	Australia		100	100
New Tech Infrastructure Fund	Australia		100	100
Office Building Trust	Australia		100	-
Rothschild Australia - Conservative Super Trust	Australia	1	58	50
Rothschild Australia Share Super Trust	Australia		80	100
TAA Trust	Australia		96	96
The Pinnacle Fund	Australia		99	100

Note

1. Not audited by Ernst & Young.

Notes to the Financial Statements

For the year ended 31 December 2001

28. INVESTMENTS IN ASSOCIATED ENTITIES

Details of investments in associated entities are as follows:

COMPANIES AND PARTNERSHIPS[1] NAME OF ENTITY	PRINCIPAL ACTIVITY	Ownership Interests 2001 %	Ownership Interests 2000 %	Balance Sheet Value 2001 A$m	Balance Sheet Value 2000 A$m
Held by life insurers					
AMP Investments' World Index Fund	International equity investment	30	31	187	178
Australia Pacific Airports Corporation Limited	Infrastructure development	24	24	225	207
Gove Aluminium Finance Limited	Aluminium smelting	25	30	227	261
Gove Aluminium Limited	Bauxite and alumina production	-	30	-	147
Martineau LP	Property development	17	17	81	51
Priory Square	Property development	17	17	122	51
Power Partnership Pty Limited	Electricity distribution	28	28	178	233
The Buchanan Partnership	Property development	50	50	177	331
The Moor House Limited Partnership	Property development	33	50	50	61
Virgin Money Group Limited (formerly Virgin Direct Limited and Virgin Money Limited)	Financial services	50	50	186	190
Others (each less than A$50 million)		Various		746	324
Total investments in associated entities				**2,179**	**2,034**

28. INVESTMENTS IN ASSOCIATED ENTITIES (continued)

Details of investments in associated entities are as follows:

UNIT TRUSTS[1] NAME OF TRUST	PRINCIPAL ACTIVITY	Ownership Interests 2001 %	Ownership Interests 2000 %	Balance Sheet Value 2001 A$m	Balance Sheet Value 2000 A$m
Held by life insurers					
No. 1 Spring Street Trust	Investment trust	50	100	82	-
AMP International Infrastructure Private Debt Fund No.2	Investment trust	-	38	-	69
AMP Investments Global Equity Fund (NZ)	Investment trust	25	29	126	148
Fund	Investment trust	32	30	76	78
AMP Office Trust	Investment trust	-	40	-	233
AMP Property Securities Trust	Investment trust	-	26	-	57
AMP Shopping Centre Trust	Investment trust	-	37	-	345
Australian Energy Fund No.2	Investment trust	46	46	87	86
Bondi Junction Trust	Investment trust	-	50	-	102
BT Balanced Returns PST	Investment trust	30	31	145	169
BT Wholesale International	Investment trust	34	47	324	341
County Investment Management Australian Equity Trust	Investment trust	38	24	49	52
County Investment Management Super Corp Trust - Growth	Investment trust	29	24	142	168
Credit Suisse Asset Management International Shares PST	Investment trust	11	19	78	63
CSCT Growth Fund	Investment trust	29	24	142	-
Darling Park Trust	Investment trust	50	100	190	-
Dresdner RCM International Equities	Investment trust	-	37	-	190
International Bond Fund	Investment trust	47	29	308	179
Merrill Lynch Mercury Balanced Pooled Super Fund	Investment trust	32	26	694	592
Rothschild Australia Balanced Superannuation Trust	Investment trust	30	28	552	483
Southland Trust	Investment trust	50	50	306	308
Tea Tree Plaza Trust	Investment trust	50	50	167	152
Perpetual Investment Share Plus	Investment trust	25	-	415	-
Mercantile Mutual WT Australia SF	Investment trust	31	-	144	-
Wholesale Australian Bond Fund	Investment trust	20	17	111	-
Others (each less than A$50 million)	Investment trusts	Various		54	578
Investment in associated unit trusts				4,192	4,393
Balance of non-associated unit trust investments				13,689	11,148
Total investment in unit trusts				**17,881**	**15,541**

Note:

1. The balance date for all significant associated companies and partnerships is 31 December. The balance date for all significant associated unit trusts is 30 June, except for Bondi Junction Trust, for which the balance date is 31 December.

Notes to the Financial Statements

For the year ended 31 December 2001

29. FORWARD INVESTMENTS, LEASING AND OTHER COMMITMENTS

	Consolidated		Parent	
	2001	2000	2001	2000
	A$m	A$m	A$m	A$m
Forward investment and other commitments at 31 December 2001 not provided for in the financial statements and expected to be payable within one year				
Balance outstanding under contracts for the purchase of freehold and leasehold properties and/or erection of buildings thereon	527	737	-	-
Commitments to provide credit	1,550	1,213	-	-
Other	86	280	-	-
Total forward investment and other commitments not provided for	**2,163**	**2,230**	**-**	**-**
Operating lease commitments (non-cancellable)				
Due within one year	84	104	-	-
Due within one year to two years	83	154	-	-
Due within two years to five years	94	161	-	-
Due later than five years	177	222	-	-
Total operating lease commitments	**438**	**641**	**-**	**-**
Finance lease commitments				
Due within one year	1	4	-	-
Due within one year to two years	3	3	-	-
Due within two years to five years	1	1	-	-
Due later than five years	-	-	-	-
Total lease liability	**5**	**8**	**-**	**-**

Notes to the Financial Statements

For the year ended 31 December 2001

30. CONTINGENT LIABILITIES

The following are not recognised in the statement of financial position:

(a) Litigation and Arbitration

(i) On 31 August 1999, proceedings were commenced in the Federal Court of Australia against GIO Australia Holdings Limited (now AG Australia Holdings Limited) - a wholly owned subsidiary of AMP, Grant Samuel & Associates Pty Limited and a number of former directors of GIO.

The proceedings are brought on behalf of certain shareholders in GIO Australia Holdings Limited at the time of the takeover offer (announced by AMP Limited on 25 August 1998) who owned shares continuously between 25 August 1998 and 4 January 1999, other than shareholders related to the defendants.

The applicant asserts that an independent expert's report prepared by Grant Samuel and other information provided by GIO Australia Holdings Limited in its Part B Statement (issued in response to AMP Limited's takeover offer) was misleading in that shareholders were not adequately informed of certain risk factors concerning GIO Reinsurance. The applicant seeks damages against the defendants, including GIO Australia Holdings Limited.

These proceedings are not at the stage where the Group is able to determine the extent, if any, of its potential liability.

(ii) A controlled entity is a defendant in legal proceedings whereby it has denied liability under an inwards reinsurance contract. The proceedings also involve a related outwards reinsurance contract. The claim is being vigorously defended. Should the entity fail in its defence of the claim and also be unsuccessful in obtaining the benefit of the reinsurance protection the maximum contingent liability of the Group could be up to A$80 million.

(iii) In the course of normal business operations AMP is exposed to legal issues which involve litigation.

(b) Under the scheme to demutualise National Provident Institution (NPI), AMP Group Holdings Limited has indemnified the Trustees of the NPI Scheme (superannuation plan) for any shortfall which NPI is unable to meet.

(c) In the normal course of business, the Group enters into various types of investment contracts that can give rise to contingent liabilities. These include foreign exchange contracts, financial futures, interest rate derivatives and Exchange traded options. These contracts are entered into in the normal management of the investment portfolio.

(d) AMP Limited has given an undertaking to the Australian Prudential Regulation Authority (APRA) in relation to AMP Bank Limited to comply with the ongoing requirements of APRA.

(e) AMP Limited has entered into a deed to provide capital maintenance and liquidity support to AMP Bank Limited.

(f) In the normal course of business, AMP enters into various types of business contracts that give rise to contingent liabilities. These include guarantees for performance obligations and undertakings for maintenance of net worth and liquidity support to controlled entities in the Group.

(g) Reinsurance notes

Reinsurance Notes were issued to former GIO shareholders as part of a scheme of arrangement to purchase 43% of GIO. One Reinsurance Note was issued for each GIO share held, entitling the holder to receive two cash instalments in the future.

The amounts payable under the first instalment, which was due in September 2000, was A$nil for each Reinsurance Note.

The second instalment amount, is not yet known and is contingent on the profits or losses yet to emerge from the GIO Reinsurance business. The amount payable, if any, under the second instalment in September 2002 (or upon the earlier sale of GIO Reinsurance) depends on the profitability of GIO Reinsurance up to 30 June 2002. The second instalment will reflect the former GIO Minority Shareholder's interest in any accumulated business profits of GIO Reinsurance for the period 1 July 1999 to 30 June 2002, after recovering losses in excess of A$328 million in the year ended 30 June 2000 and adjusting for an AMP risk return. There is no maximum amount payable under the second instalment; the minimum amount is zero.

As at the date of this report, based on the performance of GIO Reinsurance since 1 July 1999 and the forecast future performance of GIO Reinsurance, the Directors do not anticipate that any payments will be made in respect of the Reinsurance Notes second instalment.

Notes to the Financial Statements

For the year ended 31 December 2001

30. CONTINGENT LIABILITIES (continued)

(h) Other items	Consolidated 2001 A$m	Consolidated 2000 A$m	Parent 2001 A$m	Parent 2000 A$m
Uncalled capital on shares in relation to				
- Associated companies	-	3	-	-
- Other companies	373	84	-	-
Uncalled capital on units in relation to				
- Associated entities	42	67	-	-
- Other entities	37	17	-	-
Estimated maximum liabilities under legal actions pending	6	17	-	-
Financial guarantees	162	230	-	-
Bank guarantees and other contingent liabilities arising from participation in joint ventures	1	1	-	-

31. SUPERANNUATION COMMITMENTS

AMP contributes to a number of superannuation funds that exist to provide benefits for employees and their dependants on resignation, retirement, disability or death of the employee. Certain of the funds are based on defined benefit arrangements, but new employees are generally offered only defined contribution style benefits. AMP entities and employees make contributions as specified in the rules of the respective funds.

Details are provided below of the major defined benefit funds contributed to by AMP in the year ended 31 December 2001.

	ACCRUED BENEFITS A$m	VALUE OF PLAN ASSETS A$m	NET SURPLUS A$m	VESTED BENEFITS A$m	DATE MEASURED
AMP (New Zealand) Staff Superannuation Plan[1]	45	74	29	45	01-01-2000[2]
AMP Officers' Provident Fund[1][3]	936	1,055	119	900	01-04-2001[2]
AMP UK Staff Pension Scheme[1][5]	3,470	4,277	807	N/A[4]	31-12-1998[2]
NPI Retirement Benefits Scheme[1][4][5]	296	315	19	N/A[4]	05-04-1997[2]

Notes:

1. *In view of significant surpluses, AMP did not make full regular contributions to these funds. AMP will recommence full regular contributions when it becomes appropriate to do so based on the scheme rules and on actuarial advice.*
2. *Dates of the last actuarial valuations of these funds.*
3. *On 1 January 2001, the assets and liabilities of GIO Staff Superannuation Plan were transferred into the AMP Officers' Provident Fund.*
4. *On 27 February 2001, the assets and liabilities of the NPI Retirement Benefits Scheme were transferred into the AMP UK Staff Pension Scheme.*
5. *Vested benefits as defined in accounting standards in Australia are not normally calculated by UK funds of this type. In each case, vested benefits would be substantially the same as, or less than, the accrued benefits.*

Notes to the Financial Statements

For the year ended 31 December 2001

32. EMPLOYEE SHARE AND OPTION PLANS

Option Plans

i) Options are granted to employees other than executives under the Employee Option Plan, and to executives under the Executive Option Plan. The exercise price for the options granted at listing in June 1998 was the base price (A$16.00). For all subsequent grants, the exercise price is based on the market price at the date of the grant. The Board Remuneration Committee, in determining the exercise price, is able to approve a 5% discount to the market price. Other than options granted at listing in 1998 which lapse five years from the date of grant, all other options may be exercised between three and ten years after the date they are granted as long as any applicable exercise conditions are met.

ii) Options were granted in 1998 and 1999 to a small number of senior executives under the Performance Share and Option Plan to reward outstanding achievement and to provide retention and motivation incentives. The exercise price on these options is A$Nil. There have been no further grants under this plan.

iii) The Managing Director and Chief Executive Officer's Option Plan provides for the grant of options to the Managing Director and Chief Executive Officer under terms approved at the Annual General Meeting on 18 May 2000. The options are subject to time and performance exercise conditions. After a performance period of at least three years, the Board will determine the number of options capable of vesting based on AMP's financial performance as measured by reference to shareholders return over the performance period. The exercise price is $15.93 which is based on the market price at the time of Mr Batchelor's appointment as Chief Executive Officer.

Holders of options under these plans do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme.

Share Plans

i) Shares have been issued for no consideration to a small number of senior executives (other than the Chief Executive Officer) under the Executive Share Ownership Plan which was approved by the Board on 23 February 2000. These shares are subject to restrictions on transfer for three years from the date of issue. If an executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise.

ii) The Reward Share Plan and the Access Share Plan give all employees the opportunity to acquire shares at a 5% discount. Shares issued to employees under the Reward Share Plan are subject to restrictions on transfer for three years from the date of issue, but the restrictions are lifted on cessation of employment. After the three year period, employees are entitled to receive, for no consideration, one further share for every ten shares held under the Reward Share Plan. The last offer made under the Reward Share Plan and the Access Share Plan was in September 2000. These plans have effectively been replaced by the Share Ownership and Share Acquisition Plans described in (v) below.

iii) The UK Share Save Scheme involves a form of payroll savings. Eligible employees who wish to purchase shares contribute a monthly amount to a savings account. At the expiration of three years, the employees have the option to use the funds in the account (plus interest) to subscribe for AMP shares.

iv) Under the Henderson Deferred Equity Plan (DEP), part or all of the annual bonus of an executive in the Henderson business unit may be awarded in the form of AMP shares which are purchased in the market and held by the trustee of the DEP on behalf of the executive for three years. A further but conditional award of shares, usually of an equal number, may also be made. These shares are purchased in the market, and held by the trustee. The executives will only become fully entitled to that further award if the first share award is retained in the trust and the employee remains an employee of the Henderson group for at least three years.

v) In 2001, the Employee Share Ownership Plan (ESOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) were approved by the Board. Under the plans, eligible employees were invited to apply for approximately A$1,000 (£400) worth of AMP shares for no consideration.
- Eligible Australian or New Zealand employees could elect to participate in either the ESOP or the ESAP. Employees participating in the Australian / New Zealand plans were issued with 56 shares priced at A$17.85 (based on market price of AMP shares at the time). Under the ESAP, employees may also elect to contribute part of their fixed pay and any bonuses towards acquiring shares. As an additional incentive for employees to acquire AMP shares, each participating employee receives (for no consideration) one AMP share for every 10 AMP shares that are held in the plan for a minimum of three years (to a maximum of 100 shares).
- Eligible UK employees could elect to participate in the AESOP. Employees participating in the UK plan were issued with 63 shares priced at £6.31 (based on market price of AMP shares at the time). The AESOP also allows for employees to contribute up to 10% of their gross earnings towards acquiring shares, with similar incentives to the ESAP.

vi) The Henderson Long Term Value Sharing Incentive Plan was introduced for the benefit of eligible employees in the Henderson business unit. Only one offer has been made under the plan to date with a three-year performance period starting from 2001. Participants may forgo a percentage of their annual cash bonus during the performance period in return for units in the plan. Henderson will match these units on the basis of service and whether it achieves its business earnings targets in each of the three years. The value of the units can go up or down, depending on whether Henderson meets, exceeds or misses a hurdle rate that gives an agreed rate of return on capital. At the end of the three-year period, 50% of the value of the units as determined under the plan will be paid in cash and 50% of the value will be applied to acquire AMP shares bought on market at that time. These shares are subject to restrictions on transfer for three years from the date of issue.

Notes to the Financial Statements

For the year ended 31 December 2001

32. EMPLOYEE SHARE AND OPTION PLANS (continued)

Details of options over unissued ordinary shares of AMP Limited are as follows:

Grant Date	Exercise Period	Exercise Price	Number on issue 31 Dec 2001	Exercised during the year	Issued During the year	Lapsed during the year	Number on issue 31 Dec 2000
Executive Option Plan							
06/14/98	14/06/2001-13/06/2003	$A 16.00	5,989,955	1,220,031	-	644,418	7,854,404
06/26/99	26/06/2002-25/06/2009	$A 16.13	2,965,005	10,000	-	372,795	3,347,800
07/31/99	31/07/2002-30/07/2009	$A 16.49	50,000	-	-	-	50,000
10/30/99	30/10/2002-29/10/2009	$A 15.47	247,000	-	-	30,000	277,000
12/18/99	18/12/2001-17/12/2009	$A 16.10	40,000	-	-	-	40,000
01/01/00	01/01/2003-31/12/2009	$A 16.77	88,500	-	-	1,500	90,000
01/22/00	22/01/2003-21/01/2010	$A 16.13	335,000	-	-	-	335,000
02/19/00	19/02/2003-18/02/2010	$A 14.33	30,000	-	-	-	30,000
06/30/00	30/06/2003-29/06/2010	$A 16.41	6,132,394	35,500	-	299,882	6,467,776
08/26/00	26/08/2003-25/08/2010	$A 17.94	235,000	-	-	45,625	280,625
10/28/00	28/10/2003-27/10/2010	$A 17.37	200,000	-	-	-	200,000
12/09/00	09/12/2003-08/12/2010	$A 19.03	140,000	-	-	-	140,000
02/01/01	01/02/2004-31/01/2011	$A 18.68	4,366	-	4,366	-	-
02/01/01	01/02/2004-31/01/2011	$A 18.84	195,634	-	195,634	-	-
02/27/01	27/02/2004-26/02/2011	$A 19.29	110,000	-	110,000	-	-
03/21/01	21/03/2004-20/03/2011	$A 19.77	43,308	-	43,308	-	-
05/19/01	19/05/2004-18/05/2011	$A 19.29	20,000	-	20,000	-	-
07/21/01	21/07/2004-20/07/2011	$A 20.46	4,981,000	-	4,981,000	-	-
12/15/01	15/12/2004-14/12/2011	$A 18.26	60,000	-	60,000	-	-
Employee Option Plan							
06/14/98	14/06/2001-13/06/2003	$A 16.00	5,872,748	6,003,670	-	2,176,787	14,053,205
06/26/99	26/06/2002-25/06/2009	$A 16.13	3,362,513	71,938	-	253,898	3,688,349
01/01/00	01/01/2003-31/12/2009	$A 16.77	2,652,043	54,500	-	60,072	2,766,615
06/30/00	30/06/2003-29/06/2010	$A 16.41	7,877,311	436,781	-	1,231,408	9,545,500
10/28/00	28/10/2003-27/10/2010	$A 17.37	55,703	-	-	4,297	60,000
12/09/00	09/12/2003-08/12/2010	$A 19.03	10,000	-	-	-	10,000
07/21/01	21/07/2004-20/07/2011	$A 20.46	1,965,500	-	1,965,500	-	-
08/25/01	25/08/2004-24/08/2011	$A 19.57	9,000	-	9,000	-	-
12/15/01	15/12/2004-14/12/2011	$A 18.26	30,000	-	30,000	-	-
Performance Share and Option Plan							
06/29/98	29/06/2001-28/06/2003	Nil	-	22,500	-	30,000	52,500
03/10/99	10/03/2002-09/03/2004	Nil	15,000	-	-	-	15,000
04/19/99	19/04/2002-18/04/2004	Nil	-	-	-	15,000	15,000
05/31/99	31/05/2002-30/05/2004	Nil	-	15,000	-	-	15,000
06/21/99	21/06/2002-20/06/2004	Nil	20,000	-	-	20,000	40,000
31/09/1999	31/09/2002-30/09/2004	Nil	-	-	-	15,000	15,000
07/13/98	13/07/2001-12/07/2003	Nil	60,000	80,000	-	-	140,000
10/11/98	11/10/2002-10/10/2003	Nil	10,000	-	-	-	10,000
10/30/99	30/10/2002-29/10/2004	Nil	-	50,000	-	-	50,000
Managing Director & Chief Executive Officer's Option Plan							
05/18/00	09/09/2002-24/08/2009	$A 15.93	427,660	-	-	-	427,660
05/18/00	09/09/2003-24/08/2009	$A 15.93	427,660	-	-	-	427,660
05/18/00	09/09/2004-24/08/2009	$A 15.93	427,660	-	-	-	427,660
UK Share Save Scheme							
07/27/98	27/07/2001-26/01/2002	£6.73	576,310	190,724	-	120,911	887,945
09/28/99	28/09/2002-27/03/2003	£5.75	502,562	2,578	-	93,573	598,713
03/28/00	28/03/2003-27/09/2003	£5.25	697,245	8,889	-	160,423	866,557
Total			**46,866,077**	**8,202,111**	**7,418,808**	**5,575,589**	**53,224,969**

Notes to the Financial Statements

For the year ended 31 December 2001

32. EMPLOYEE SHARE AND OPTION PLANS (continued)

Since the end of the financial year and up to the date of this report, no options have been granted, 795,907 options have been exercised and 390,818 options have lapsed. The total number of options on issue at 27 February 2002 under all plans is 45,679,352.

Under the Executive Share Ownership Plan, 150,000 shares were issued on 16 March 2001 when the share price was $19.90 and 45,000 shares on 17 September 2001 when the share price was $16.56 to a small number of senior executives (other than the Chief Executive Officer) for no consideration. These shares are subject to restrictions on transfer for three years from the date of issue. If an executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise.

33. REMUNERATION OF DIRECTORS AND EXECUTIVES

Directors

Fees paid to members of the Board are based on advice from external remuneration advisers and the Group's remuneration specialists. This advice takes into consideration the level of fees paid to board members of other Australian corporations, the size and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

As the focus of the Board is on the long-term direction of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval.

Board fees are not paid to Mr Batchelor since the responsibilities of Board membership are considered in determining remuneration provided as part of his normal employment conditions. Details of remuneration for Mr Batchelor are given later in this note.

Apart from Mr Batchelor, who was granted options as discussed in subsequent pages regarding executive remuneration, no Directors of AMP Limited have been granted options.

Set out below are the fees paid by the Group to non-executive Directors of AMP Limited for the year ended 31 December 2001:

Non-executive directors at 31 December 2001[2]	Fees for AMP Limited Board and Committees	Fees for other Group Boards	Super-annuation Contributions	Other payments[1]	Total
	A$	A$	A$	A$	A$
S D M Wallis	350,000	-	28,000	47,450	425,450
Sir Malcolm Bates	100,000	249,931[3]	-	-	349,931
P A Cross	100,000	-	8,000	-	108,000
R J Grellman	112,000	12,466[4]	9,957	-	134,423
Lord Killearn	100,000	123,703[5]	-	-	223,703
P K Mazoudier	107,500	12,466[6]	9,597	-	129,563
I A Renard	100,000	-	8,000	-	108,000

Notes:

1. *Relates to living away from home costs.*
2. *The Directors in the table above were Directors as at 31 December 2001. During the year, amounts were paid to C J Hewson who retired as a non-executive Director during 2001: A$109,858 (comprising fees of A$101,720, and superannuation contributions of A$8,138).*
3. *Relates to fees of £90,000 paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries.*
4. *Relates to fees paid to R J Grellman as Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.*
5. *Relates to fees of £44,545 paid to Lord Killearn as a Director and then as Chairman of Henderson Global Investors (Holdings) plc.*
6. *Relates to fees paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.*

Notes to the Financial Statements

For the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Executives
AMP's remuneration policy is designed to foster a performance culture, to promote teamwork among employees at all levels and to align the interests of employees with shareholders.

Remuneration for senior executives of the Group is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programs that the Committee oversees. The Chief Executive Officer attends the Committee meetings by invitation.

The remuneration of the Chief Executive Officer and senior executives consists of the following components:

Salary - This part reflects the scope of the job and the level of skill and experience of the individual.

Short-term incentive - All management level employees are eligible to receive an annual incentive payment. The Chief Executive Officer is eligible to receive payments with approval from the Board Remuneration Committee. The primary factor for determining the amount available for these payments is the performance of the Group and the business units against the Operating Plan. This plan is taken by the Chief Executive Officer to the Board for approval prior to the beginning of each year.

Long-term incentive - The purpose of the long-term incentive plan is to promote long-term improvements in areas of financial and strategic importance which would strengthen the Group for the future. The Chief Executive Officer is the only participant in the long-term incentive plan reflecting his contractual entitlements as Chief Executive Officer.

Non-cash benefits - The Group contributes to executives' superannuation funds and pension plans, and provides non-cash benefits in addition to salary in line with local country regulations and market conditions.

Option and Share Plans - Executives may be entitled to participate in the Executive Option Plan (EOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) and previously were entitled to participate in the Performance Share and Option Plan (PSOP). Executives based in Australia or New Zealand, other than the Chief Executive Officer, are entitled to participate in ESAP. Executives based in the UK are entitled to participate in AESOP. Details of these plans are described in Note 32.

Executives are eligible to participate in share option grants each year, usually in June. The number of options allocated varies according to the performance of the Group and the business units as well as factors such as market capitalisation. Allocations for individual executives are recommended by each business unit or functional head to the Chief Executive Officer. Each grant will carry time and performance related exercise conditions unless otherwise determined by the Board Remuneration Committee. Final approval for the grant requires approval of the Board through the Board Remuneration Committee. Not all executives will receive a grant each year.

Executives other than the Chief Executive Officer may also be eligible to be issued shares for no consideration under the Executive Share Ownership Plan. The plan is designed to reward and provide retention incentives for executives who are considered key to the future success of AMP.

The Managing Director and Chief Executive Officer's Option Plan provides for the grant of options to the Managing Director and Chief Executive Officer under terms approved at the Annual General Meeting on 18 May 2000. The options are subject to time and performance exercise conditions. After a performance period of at least three years, the Board will determine the number of options capable of vesting based on AMP's financial performance as measured by reference to shareholders return over the performance period. The exercise price is $15.93, which is based on the market price at the time of Mr Batchelor's appointment as Chief Executive Officer.

Notes to the Financial Statements

For the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Set out in the table below is the remuneration of the Chief Executive Officer of AMP Limited and the most highly remunerated other executive officers who are concerned with the management of the Group for the year ended 31 December 2001:

EXECUTIVE	Salary	Short term incentive[1]	Long term incentive[2]	Superannuation contributions	Other payments[3]	Total	Options granted during 2001[4]	Shares issued during 2001[5]
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	Number	Number
PJ Batchelor – Chief Executive Officer	1,418	1,205	408	275	36	3,342	-	-
R Yates – Managing Director, Henderson Global Investors[6]	1,527	1,666	-	790	10	3,993	100,000	-
T Fraser – Managing Director, UK Financial Services[6]	972	486	-	413	681	2,552	200,000	60,000
A Mohl – Managing Director, AMP Financial Services	750	475	-	129	-	1,354	-	-
M de Cure – Chief Financial Officer	700	365	-	112	-	1,177	-	-
W Foster – Chief Information Officer	550	275	-	87	463	1,375	-	20,000

Notes:

1. *Short-term incentive payments are based on individual performance for 2001 and are paid in 2002. Mr Batchelor has elected to take 50% of this amount in cash and have the other 50% applied to purchase AMP shares on market.*
2. *The long-term incentive amount was determined by the Board Remuneration Committee by reference to the long-term incentive plan rules which take into account AMP performance over the previous three years. Mr Batchelor has elected to take 50% of this amount in cash and have the other 50% applied to purchase AMP shares on market.*
3. *Other payments include one-off costs associated with appointment during the year, expatriate and relocation allowances, non-cash benefits (motor vehicles, travel, rent, etc.) and interest forgone on executive loans.*
4. *The following information provides indicative values at grant date of options granted in 2001 determined using an adjusted Black Scholes pricing model. The Black Scholes method takes into account a number of factors including share price at the date the options were granted, the exercise price of each option, time to maturity, and the volatility in the price of AMP shares. While this method is widely recognised for valuing options, the subjectivity inherent in estimating volatility means that the value determined should be regarded only as indicative of fair value. A probability discount applied to the Black Scholes calculations reflects the applicable time and performance exercise conditions.*

   Options were granted to Mr Fraser on 1 February 2001 and to Mr Yates on 21 July 2001 under the Executive Option Plan at an exercise price based on the market price at the time of granting the options, and are subject to time and performance exercise conditions (the same as those applying to the Managing Director and Chief Executive Officer's Option Plan). Using the valuation method described above, the value of each option granted to Mr Fraser is A$2.24 (amounting to a total value of A$448,000) and to Mr Yates is A$1.99 (amounting to a total value of A$199,000).
5. *Shares issued in 2001 to these executives under the Executive Share Ownership Plan are subject to restrictions on transfer for three years from the date of issue. If the executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise. The shares were issued on 16 March 2001 for no consideration. The value of shares is based on A$19.90, the share price on the date of issue (amounting to a total value of A$1,194,000 for Mr Fraser, and A$398,000 for Mr Foster).*
6. *Australian dollar equivalents for amounts paid to Mr Yates and Mr Fraser in pounds sterling are based on the average exchange rate for 2001 of £1 = A$2.777.*

Notes to the Financial Statements

For the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Directors' remuneration	Consolidated 2001 A$'000	Consolidated 2000 A$'000	Parent 2001 A$'000	Parent 2000 A$'000
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of each entity in the consolidated entity, directly or indirectly by the entities of which they are Directors or by any related party	7,879	10,696		
Income paid or payable or otherwise made available, in respect of the financial year, to all Directors of AMP, directly or indirectly by the entity or by any related entity			4,931	8,209

The number of Directors of AMP whose income (including superannuation contributions) falls within the following bands is:	2001 Number	2000 Number
20,000 – 29,999	-	1
30,000 – 39,999	-	1
70,000 – 79,999	-	1
80,000 – 89,999	-	2
90,000 – 99,999	-	1
100,000 – 109,999	3	-
110,000 – 119,999	-	1
120,000 – 129,999	1	-
130,000 – 139,999	1	-
160,000 – 169,999	-	1
200,000 – 209,999	-	1
220,000 – 229,999	1	-
230,000 – 239,999	-	1
280,000 – 289,999	-	1
300,000 – 309,999	-	1
310,000 – 319,999	-	1
340,000 – 349,999	1	-
420,000 – 429,999	1	-
430,000 – 439,999	-	1
1,140,000 – 1,149,999	-	1
3,340,000 – 3,349,999	1	-
4,600,000 – 4,609,999	-	1
TOTALS	**9**	**16**

Notes to the Financial Statements

For the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

Executives' remuneration[1][2]	Consolidated				Parent			
	2001 A$'000		2000 A$'000		2001 A$'000		2000 A$'000	
	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas	Aust.	O/seas
Remuneration received or due and receivable by executive officers of the consolidated entity from entities in the consolidated entity, or from a related party, in connection with the management of the affairs of the entities in the consolidated entity[3]	25,748	24,320	29,655	28,720				
Remuneration received or due and receivable by executive officers of AMP Limited from the company, or from any related party, in connection with the management of the affairs of the company or any related party[3]					7,233	-	8,787	-

Notes:

1. *Executives for the purpose of this disclosure comprise the Chief Executive Officer and his direct reports (called the key executive group), and the direct reports of the key executive group. The presentation of executive information in the parent company is for the Chief Executive Officer and his Corporate direct reports.*
2. *Former executives are included in the disclosures including their ex-gratia and severance payments.*
3. *Amounts include one-off costs associated with appointments of executives during the year.*

	Consolidated				Parent			
	2001		2000		2001		2000	
	Aust	O/seas	Aust	O/seas	Aust	O/seas	Aust	O/seas
The number of executives whose remuneration falls within the following bands:								
90,000 - 99,999	-	-	1	-	-	-	-	-
120,000 - 129,999	1	-	-	-	-	-	-	-
130,000 - 139,999	-	-	-	1	-	-	-	-
140,000 - 149,999	1	-	1	-	-	-	1	-
150,000 - 159,999	-	-	1	-	-	-	-	-
160,000 - 169,999	-	-	1	-	-	-	-	-
190,000 - 199,999	1	-	-	-	-	-	-	-
200,000 - 209,999	1	-	-	1	-	-	-	-
210,000 - 219,999	2	2	3	-	-	-	-	-
220,000 - 229,999	2	-	-	-	-	-	-	-
240,000 - 249,999	-	1	1	-	-	-	-	-
250,000 - 259,999	2	-	-	-	-	-	-	-
260,000 - 269,999	1	-	1	-	-	-	-	-
270,000 - 279,999	4	-	2	2	-	-	-	-
280,000 - 289,999	-	-	1	2	-	-	-	-
290,000 - 299,999	2	1	2	2	-	-	-	-
300,000 - 309,999	-	1	6	-	-	-	-	-
310,000 - 319,999	1	2	2	-	-	-	-	-
320,000 - 329,999	2	-	1	-	-	-	-	-
330,000 - 339,999	1	-	3	-	-	-	-	-
350,000 - 359,999	-	2	1	-	-	-	-	-
370,000 - 379,999	1	2	1	1	-	-	-	-
380,000 - 389,999	-	-	1	1	-	-	-	-
390,000 - 399,999	-	1	1	3	-	-	-	-
410,000 - 419,999	-	-	1	1	-	-	-	-
420,000 - 429,999	-	1	2	1	-	-	-	-
430,000 - 439,999	-	-	1	2	-	-	-	-
440,000 - 449,999	1	-	-	1	-	-	-	-
450,000 - 459,999	1	-	1	-	1	-	-	-
460,000 - 469,999	2	-	2	1	-	-	-	-
470,000 - 479,999	-	-	1	-	-	-	1	-
480,000 - 489,999	1	2	1	1	-	-	-	-

Notes to the Financial Statements

For the year ended 31 December 2001

33. REMUNERATION OF DIRECTORS AND EXECUTIVES (continued)

	Consolidated				Parent			
	2001		2000		2001		2000	
	Aust	O/seas	Aust	O/seas	Aust	O/seas	Aust	O/seas
490,000 - 499,999	1	-	-	-	-	-	-	-
500,000 - 509,999	1	1	3	-	-	-	-	-
510,000 - 519,999	-	-	2	-	-	-	-	-
520,000 - 529,999	1	-	-	-	-	-	-	-
530,000 - 539,999	-	-	2	-	-	-	-	-
540,000 - 549,999	4	-	-	1	1	-	-	-
550,000 - 559,999	2	1	-	-	-	-	-	-
560,000 - 569,999	2	-	-	-	-	-	-	-
580,000 - 589,999	-	-	2	-	-	-	-	-
590,000 - 599,999	1	-	-	1	-	-	-	-
600,000 - 609,999	-	1	-	-	-	-	-	-
610,000 - 619,999	-	-	-	1	-	-	-	-
620,000 - 629,999	1	1	-	-	-	-	-	-
630,000 - 639,999	-	1	-	1	-	-	-	-
650,000 - 659,999	-	-	1	-	-	-	-	-
670,000 - 679,999	1	-	-	1	-	-	-	-
680,000 - 689,999	1	1	2	-	-	-	-	-
700,000 - 709,999	1	-	-	-	1	-	-	-
710,000 - 719,999	-	2	-	1	-	-	-	-
720,000 - 729,999	1	-	-	1	-	-	-	-
740,000 - 749,999	-	-	1	-	-	-	-	-
810,000 - 819,999	-	1	-	1	-	-	-	-
830,000 - 839,999	-	1	-	-	-	-	-	-
850,000 - 859,999	-	-	-	1	-	-	-	-
860,000 - 869,999	-	-	1	-	-	-	1	-
890,000 - 899,999	-	-	-	1	-	-	-	-
900,000 - 909,999	1	-	-	-	-	-	-	-
910,000 - 919,999	-	-	1	-	-	-	1	-
980,000 - 989,999	-	1	-	1	-	-	-	-
990,000 - 999,999	1	-	-	-	1	-	-	-
1,050,000 - 1,059,999	-	-	-	1	-	-	-	-
1,070,000 - 1,079,999	-	1	-	-	-	-	-	-
1,130,000 - 1,139,999	-	1	-	-	-	-	-	-
1,170,000 - 1,179,999	1	-	-	-	1	-	-	-
1,200,000 - 1,209,999	-	-	-	1	-	-	-	-
1,280,000 - 1,289,999	-	-	-	1	-	-	-	-
1,300,000 - 1,309,999	-	-	-	1	-	-	-	-
1,350,000 - 1,359,999	1	-	-	-	-	-	-	-
1,360,000 - 1,369,999	-	1	-	-	-	-	-	-
1,370,000 - 1,379,999	-	1	-	-	-	-	-	-
1,390,000 - 1,399,999	-	-	-	1	-	-	-	-
1,430,000 - 1,439,999	-	-	1	-	-	-	-	-
1,590,000 - 1,599,999	-	-	-	1	-	-	-	-
1,780,000 - 1,789,999	-	-	1	-	-	-	1	-
2,550,000 - 2,559,999	-	1	-	-	-	-	-	-
3,340,000 - 3,349,999	1	-	-	-	1	-	-	-
3,990,000 - 3,999,999	-	1	-	-	-	-	-	-
4,600,000 - 4,609,999	-	-	1	-	-	-	1	-
5,730,000 - 5,739,999	-	-	-	1	-	-	-	-
Totals	**49**	**32**	**57**	**38**	**6**	**-**	**6**	**-**

Notes to the Financial Statements

For the year ended 31 December 2001

34. RELATED PARTY DISCLOSURES

Directors

The names of all persons who held office as a Director of AMP Limited during the year and the date of appointments and *vacations of office during the year are:*

S.D.M. Wallis	C.J. Hewson[1]
P.J. Batchelor	Lord Killearn
Sir Malcolm Bates	P. Mazoudier
P. Cross	I.A. Renard
R. Grellman	

Notes:

1. Retired on 11 December 2001.

Details of remuneration paid or payable to Directors and Directors of related entities are set out in Note 33.

Transactions were entered into during the year with Directors or their Director-related entities. These transactions are within a normal employee, customer or supplier relationship on terms and conditions no more favourable than those available to other employees, customers or members (unless otherwise described below) and include:

- Normal personal banking with AMP Bank Limited including the provision of credit cards;
- The purchase of AMP insurance products;
- Financial investment services.

These transactions do not have the potential to adversely affect the decisions about the allocation of scarce resources made by users of AMP's financial statements, or discharge of accountability by the Directors. The transactions are considered to be trivial or domestic in nature.

Australian banks, the parent entities of Australian banks or entities controlled by Australian banks have been exempted (subject to certain conditions), under an Australian Securities and Investments Commission ("ASIC") Class Order No. 98/0110 dated 10 July 1998, from making disclosure of:

- Any loan made, guaranteed or secured by a bank to related parties other than Directors of the Australian bank, the parent entity of the Australian bank or entities controlled by the Australian bank; and
- Financial instrument transactions between related parties (other than in respect of shares and share options), where a Director of the relevant entities is not party and where the loan or financial instrument transaction is lawfully made and occurs in the ordinary course of banking business on either an arms-length basis or with the approval of a general meeting of the relevant entity and its ultimate parent entity.

The exemption does not include a transaction which has as its subject matter goods (other than financial assets) or services.

The Class Order does not apply to a loan or financial instrument transaction which any director of the Company should reasonably be aware that, if not disclosed would have the potential to adversely affect the decisions made by the users of the financial statements about the allocation of scarce resources.

A condition of the Class Order is that the Company must lodge with the ASIC, a statutory declaration, signed by two Directors, confirming compliance with the provisions of the Class Order. AMP Bank Limited will be lodging such a declaration with ASIC in its Annual Return.

Notes to the Financial Statements

For the year ended 31 December 2001

34. RELATED PARTY DISCLOSURES (continued)

Loans to Directors

Loans are made to executive Directors and are categorised by the interest rate applicable to the loan.

The categorisation of interest rates applicable to loans made to executive Directors of AMP and its controlled entities is as follows:

At market interest rates:

(i) Loans where either the full market interest rate is payable, or the difference between the actual interest rate charged on the loan and the full market interest rate is deducted from the executive's remuneration package, together with any related fringe benefits tax. These loans are repayable on normal commercial terms and conditions.
(ii) Loans where the interest payable is based on the bank bill rate plus a premium and the loan is repayable over a maximum term of 10 years.
(iii) Finance Leases advanced with market interest rates, repayable over a maximum term of 4 years.
(iv) Loans where market interest rates are payable and the loan is repayable on retirement of the Director.

Other than market interest rates:

(i) Loans at concessional interest rates, staff discount interest rates or loans provided interest free. The loans advanced in 2001 were interest free.

The aggregate amount of such loans made, repayments received and amounts outstanding were:

	Consolidated		Parent	
	2001	2000	2001	2000
	A$'000	A$'000	A$'000	A$'000
Balance outstanding at 31 December	7,819	6,383	-	-
Loans made during the year				
At market interest rates repayable on normal terms and conditions(1)	2,082	2,660	-	-
At market interest rates repayable over a maximum of 10 years(2)	538	920	-	-
Finance leases repayable over a maximum of 4 years(3)	-	-	-	-
At market interest rates repayable on retirement(4)	-	-	-	-
At other than market interest rates(5)	2,468	1	-	-
Repayments received during the year				
At market interest rates repayable on normal terms and conditions(6)	1,301	380	-	-
At market interest rates repayable over a maximum of 10 years(7)	749	917	-	-
Finance leases repayable over a maximum of 4 years(8)	62	50	-	-
At market interest rates repayable on retirement(9)	116	60	-	-
At other than market interest rates(10)	21	26	-	-
Interest income for the year from loans to directors	338	270	-	-

Notes:

1. *Advanced on normal terms and conditions to A Mohl and J Palmer each of whom was a Director of AMP Bank Limited during 2001.*
2. *Advanced to H Hill, S Hoole and D Walsh during 2001.*
3. *There were no advances in 2001.*
4. *There were no advances in 2001.*
5. *Advanced in support of relocation arising from employment with AMP to C Arthur, A Jones and T Fraser during 2001.*
6. *Repayments received from C Dunn, A Mohl and T Wade during 2001.*
7. *Repayments received from H Hill, S Hoole, S Hutchinson, D Ng, and D Walsh during 2001.*
8. *Repayments received from J Hasset, S Hutchinson, and D Walsh during 2001.*
9. *Repayments received from J Harrison, A Hobern, P Hodgett and R McDonnell and A Vidal during 2001.*
10. *Repayments received from C Arthur, P Ellis and S Hutchinson during 2001.*

Notes to the Financial Statements

For the year ended 31 December 2001

34. RELATED PARTY DISCLOSURES (continued)

Shares, share options, equity instruments and debt instruments

The aggregate number of shares, share options issued, debt instruments disposed/exercised, or held, directly, indirectly or beneficially by Directors of the parent entity and by parties related to them during the year ended 31 December 2001 is set out below. All these transactions were conducted on the same terms and conditions applicable to all ordinary shareholders, or where applicable to all employees of the company under the Executive Option Plan and Employee Option Plan.

	Acquired during the year[1]		Disposed during the year		Held at the end of the year[2]	
	2001	2000	2001	2000	2001	2000
Ordinary shares	61,576	55,227	1,130	5,052	159,191	104,141
Share options over shares	-	1,282,980	-	-	1,542,980	1,542,980
AMP Income Securities	-	1,000	-	-	50	50

Notes

1. Includes equities acquired by Directors who have since retired.

2. Number of equities held by persons who are Directors at the end of each respective year.

Other transactions of Directors

During 2001, fees for legal services totalling A$102,438 (2000: A$55,957) were paid by the Group to the legal firm Arthur Robinson & Hedderwicks (named Allens Arthur Robinson from 1 July 2001). Mr I Renard (a Director of AMP) was a partner of that firm until April 2001 (and since resigning from the partnership, Mr Renard has been continuing in a consultant role) and Mr P Meadows (spouse of Ms P Cross) is a partner. Such services were provided on normal commercial terms and conditions.

During 2001, fees for legal and professional services totalling A$4,261,441 (2000: A$ 3,040,311) were paid by the Group to Blake Dawson Waldron, a firm in which Mr J.K. Peterson is a partner; Mr J.K. Peterson is a Director of Stanbroke Pastoral Company Pty Limited. All these transactions were on normal commercial terms and conditions.

Mr RB Hart and Mr NWF Alexander who are Directors of Valley Beef Company Pty Ltd, a controlled entity of AMP, control Stockyard Pty Limited. During the year Stockyard Pty Limited has transacted purchases and sales of beef with Stanbroke Pastoral Company Pty Limited amounting in aggregate to A$ 5,332,000 (2000: A$ 5,215,000), and paid processing fees and related expenses to Valley Beef Company Pty Ltd of A$ 8,460,892 (2000: A$ 8,574,342). These transactions were on normal commercial terms and conditions.

During 2001, professional fees totalling A$576,756 (2000: A$1,389,565) were paid by World Net Communications Inc. and WCI Cable Inc. (both are controlled entities of AMP Limited), to Inteq Ltd, a related party of Mr K Jacobs, a Director of World Net Communications Inc. and WCI Cable Inc. World Net Communications Inc. and WCI Cable Inc. also paid advisory fees of A$196,816 (2000: A$232,200) to Notesan Pty Ltd, a related party of Mr R Hudspeth, a Director of World Net Communications Inc. and WCI Cable Inc. These transactions were on normal commercial terms and conditions.

Pearl Assurance plc (Pearl) has agreed to act as a third party guarantor for a housing loan to Mr C McGlasham (a Director of AMP (NPI) Finance Limited) and Mr C Edwards (a Director of Pearl controlled entities) from an external party. Both the Pearl group and AMP (NPI) Finance Limited are controlled entities of AMP Limited. As part of the transaction Pearl will make up any shortfall in the event of the lender having to exercise its power of sale as mortgagee. The first A$49,986 (£18,000) of the loan to Mr C McGlasham and the first A$58,317 (£21,000) of the loan to Mr C Edwards is also subject to a concessionary rate of interest subsidised by Pearl.

Other related party transactions

AMP controlled entities provide management services to associated unit trusts at normal commercial rates. Shares and other financial securities have been traded between AMP and respective trusts at market value.

AMP controlled entities provide management services to operating trusts with fees determined on a cost recovery basis. Interests held in associated entities (including percentage ownership) are set out in Note 28.

Notes to the Financial Statements

For the year ended 31 December 2001

35. AUDITORS' REMUNERATION

	Consolidated		Parent	
	2001	2000	2001	2000
	A$'000	A$'000	A$'000	A$'000
Amounts received or due and receivable by Auditors of AMP Limited for:				
Auditing the financial statements of AMP Limited and its controlled entities				
Half year audit review	824	750	-	-
Full year audit	7,074	6,157	140	140
Total financial statement audits	**7,898**	**6,907**	**140**	**140**
Other audit services				
Audit of trusts and superannuation funds	1,861	2,528	-	-
Audit of statutory returns	1,695	1,238	-	-
Audit of completion accounts	1,500	-	-	-
Total other audit services	**5,056**	**3,766**	**-**	**-**
Total audit services	**12,954**	**10,673**	**140**	**140**
Internal controls review	3,981	1,501	-	-
Technical advice	104	82	-	-
Total assurance related services	**4,085**	**1,583**	**-**	**-**
Other services				
Due diligence	3,291	2,130		
Taxation advice	1,969	2,001	-	-
Actuarial due diligence	2,662	200	-	-
Other services	945	3,158		
Total other services	**8,867**	**7,489**	**-**	**-**
Total amounts received or due and receivable by the auditors of AMP Limited	**25,906**	**19,745**	**140**	**140**
Other auditors for:				
Auditing of financial statements of certain controlled entities	229	306		-
Other services	64	166		-
Total amounts received or due and receivable by other auditors	**293**	**472**	**-**	**-**

36. EVENTS OCCURRING AFTER REPORTING DATE

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

DIRECTORS' DECLARATION

For the year ended 31 December 2001

In accordance with a resolution of the Directors of AMP Limited, we state that in the opinion of the Directors:

a) The financial statements and notes of the consolidated entity set out on 13 to 84 are in accordance with the Corporations Act 2001, including;

    (i) giving a true and fair view of the company's and consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and

    (ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

STAN WALLIS
CHAIRMAN

PAUL BATCHELOR
MANAGING DIRECTOR AND CHIEF EXECUTIVE OFFICER

Sydney, 27 February 2002

INDEPENDENT AUDIT REPORT

For the year ended 31 December 2001

To the members of AMP Limited

Scope

We have audited the Financial Report of AMP Limited for the financial year ended 31 December 2001, as set out on pages 13 to 85, including the Directors' Declaration. The Financial Report includes the financial statements of AMP Limited and the consolidated financial statements of the consolidated entity comprising AMP Limited and the entities it controlled at year's end or from time to time during the financial year. The company's Directors are responsible for the Financial Report. We have conducted an independent audit of the Financial Report in order to express an opinion to the members of AMP Limited.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Financial Report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the Financial Report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the Financial Report is presented fairly in accordance with Accounting Standards, other mandatory professional reporting requirements and statutory requirements in Australia, so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the Financial Report of AMP Limited is in accordance with:

a) The Corporations Act 2001 including:

   (i) giving a true and fair view of the company's and the consolidated entity's financial position as at 31 December 2001 and of their performance for the year ended on that date; and

   (ii) complying with Accounting Standards and the Corporations Regulations 2001; and

b) Other mandatory professional reporting requirements.

Ernst & Young

B J Long
Partner

Sydney, 27 February 2002


AMP

AMP Quarterly Cashflow Reporting 4Q01

February 2002

AMP

4Q01 Review

Wealth Management

AMP Financial Services

- Contemporary Retail

UK Financial Services

- Contemporary Retail

Henderson Global Investors

- Contemporary Retail
- Subadvisory
- Institutional

Appendix

Category and Product Definitions

Mature and Closed Retail


AMP

Wealth Management

- 4Q01 net cashflows perform well under difficult market conditions

Contemporary Cashflows	Inflows		Netflows	
	PCP	YTD	PCP	YTD
AMP Financial Services	-15%	+6%	-17%	+17%
UK Financial Services	+1%	+10%	+59%	+26%
Henderson Institutional	+14%	+19%	+74%	+35%
Henderson Retail + Subadvisory	-56%	-53%	-87%	-85%

- AMP Financial Services total net cashflows (contemporary and mature/closed books) up 61% in 2001
- UK Financial Services net cashflow increases 26% in 2001
- Strong Henderson Institutional flows supported by broad mandate offering
- Weak retail markets for Henderson products


AMP

4Q01 Review

Wealth Management

AMP Financial Services

- Contemporary Retail

UK Financial Services

- Contemporary Retail

Henderson Global Investors

- Contemporary Retail
- Subadvisory
- Institutional

Appendix

Category and Product Definitions

Mature and Closed Retail

AMP Financial Services
- Contemporary Retail

Strong results reflect a greater focus on net flows and retention



3500
3000
2500
2000
1500
1000
500
0
$Am
Inflows
Outflows
1813
1173
2000
1235
2586
1461
2794
1689
2081
1205
2433
1315
2864
1529
2374
1458
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
Net flows up
17% in 2001

AMP Financial Services - Contemporary Retail

4Q01 inflows impacted by September 11



Gross Inflows by major category
$Am
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
Seasonality
Superannuation
-11% pcp
Managed Investments
-20% pcp
Income Stream
-23% pcp
Risk
+27% pcp



4Q01 Review

Wealth Management

AMP Financial Services

- Contemporary Retail

UK Financial Services

- Contemporary Retail

Henderson Global Investors

- Contemporary Retail
- Subadvisory
- Institutional

Appendix

Category and Product Definitions

Mature and Closed Retail

AMP UK Financial Services
- Contemporary Retail

Netflows rose strongly in 2001 despite the tough market conditions and a shift in channel mix



Inflows
Outflows
£m
600
550
500
450
400
350
300
250
200
506
405
505
404
517
421
537
437
530
368
498
393
563
515
532
376
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Net flows up 18% in 2001

AMP UK Financial Services - Contemporary Retail

Performance of CIVs impacted by volatile investment markets


300
250
200
£m 150
100
50
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
Pensions
+12% pcp
Life
0% pcp
CIVs
-46% pcp



4Q01 Review

Wealth Management

AMP Financial Services

- Contemporary Retail

UK Financial Services

- Contemporary Retail

Henderson Global Investors

- Contemporary Retail
- Subadvisory
- Institutional

Appendix

Category and Product Definitions

Mature and Closed Retail

AMP Henderson Global Investors - Contemporary Retail

Outflows held in check in a tough market



Inflows
Outflows
$Am
4000
3500
3000
2500
2000
1500
1000
500
0
3175
1038
2313
825
2944
871
3374
1614
2333
1402
1995
1308
1653
1238
1576
962
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

Net flows down 65% in 2001

AMP Henderson Global Investors - Subadvisory

Subadvisory netflows reflects soft retail market sentiment and weak demand for investment products



2000 includes BPL take-on
$Am
3500
3000
2500
2000
1500
1000
500
0
-500
-1000
1912
254
2902
637
381
-296
-425
-299
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

AMP Henderson Global Investors - Institutional

Strong inflows supported by broad mandate offering



Net flows up 35% in 2001
$Am
12000
10000
8000
6000
4000
2000
0
Inflows
Outflows
6308
2590
6098
2332
2848
375
9024
4844
6900
1080
4166
1184
7554
5860
10253
2968
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01


AMP

4Q01 Review

Wealth Management

- AMP Financial Services
  - Contemporary Retail
- UK Financial Services
  - Contemporary Retail
- Henderson Global Investors
  - Contemporary Retail
  - Subadvisory
  - Institutional

Appendix

- Category and Product Definitions
- Mature and Closed Retail

AMP

Australian Contemporary Retail - product definitions

Product type	Products	Cash flows include	Margin earned	By
Superannuation	Flexible Lifetime Super CustomSuper Superleader RSA Preservation PortfolioCare - Super	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing	- AMPFS - AMPFS - AHGI, AMPFS, External fund mgrs
Managed Investments	Retail unit trusts Investment Solution PortfolioCare - Managed	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing	- AMPFS - AMPFS - AHGI, AMPFS, External fund mgrs
Income Streams	Fixed rate annuities Allocated pensions Lifetime annuities PortfolioCare - Pensions	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing	- AMPFS - AMPFS - AHGI, AMPFS, External fund mgrs
Risk	Term life insurance Disability insurance Trauma insurance	• AMP revenue	Distribution Packaging & manufacturing Wholesale funds management	- AMPFS - AMPFS - AHGI

AMP UK Contemporary Retail - product definitions

Product type	Products	Cash flows include	Margin earned	By
Pensions	Personal Pensions Stakeholder Group Pensions DSS	• Customer funds invested • AMP revenue	Distribution Packaging & manufacturing Wholesale funds mgt	- UKFS - UKFS - HGI
Collective Investment Vehicles	Investment trusts OEICs Unit trusts PEPs & ISAs	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing	- UKFS, HGI - UKFS, HGI - HGI
Life	Life term Pension term Income protection In retirement services	• Customer funds invested • AMP revenue	Distribution Packaging & manufacturing Wholesale funds management	- UKFS - UKFS - HGI

AMP

Henderson Global Investors - product definitions

Product type	Products	Cash flows include	Margin earned	By
Rest of World Retail	Off shore OEIC (Horizon) Absolute Return Funds	• Customer funds invested • Fees charged separately	Distribution Packaging & manufacturing	- HGI - HGI
Rest of World Subadvisory	Wholesale	• Customer funds invested • Fees charged separately	Manufacturing	- HGI
Institutional	Segregated pensions Pooled pensions Charities	• Customer funds invested • Fees charged separately	Distribution Packaging & manufacturing	- HGI - HGI

AMP Financial Services - Mature and Closed Retail

Strong progress made in keeping outflows in check



Outflows reduced 18% in 2001
$Am
800
700
600
500
400
300
200
100
0
Inflows
Outflows
154
585
178
660
175
715
146
706
122
509
145
587
151
556
110
519
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

AMP UK Financial Services
- Mature and Closed Retail

Outflows held in check



Inflows
Outflows
£m
80
70
60
50
40
30
20
10
0
75
71
67
64
74
71
67
74
24
29
26
28
33
34
31
23
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
Outflows up
3% in 2001

AMP Limited - Cashflow by quarter by product type

4th Quarter 2001

2001

A$/UK£ -Quarterly average rates	Q1 01			Q2 01			Q3 01			Q4 01		
	0.3837			0.3546			0.3530			0.3582		
	Inflow (A$m)	Outflow (A$m)	Net (A$m)	Inflow (A$m)	Outflow (A$m)	Net (A$m)	Inflow (A$m)	Outflow (A$m)	Net (A$m)	Inflow (A$m)	Outflow (A$m)	Net (A$m)
Wealth management cashflows												
AMP Financial Services												
Australian contemporary retail												
Superannuation	1,227	691	536	1,459	745	714	1,730	894	836	1,486	807	679
Managed investments	361	206	155	454	221	233	420	233	187	381	273	108
Income stream	310	174	136	272	198	74	438	251	187	301	223	78
Risk	46	17	29	51	20	31	62	25	37	62	20	42
Total	1,944	1,088	856	2,236	1,184	1,052	2,650	1,403	1,247	2,230	1,323	907
NZ contemporary retail (incl. corporate)	137	117	20	197	131	66	214	126	88	144	135	9
UK Financial Services												
UK contemporary retail												
Pensions	690	481	209	637	474	163	805	636	169	776	293	483
Collective investment vehicles	201	132	69	155	155	0	130	124	6	109	56	53
Life	566	399	167	612	479	133	656	695	(39)	600	701	(101)
Total	1,457	1,012	445	1,404	1,108	296	1,591	1,455	136	1,485	1,050	435
Henderson Global Investors												
Contemporary retail												
UK Collective investment vehicles	1,152	756	396	1,260	598	662	1,232	766	466	665	543	122
Rest of world contemporary retail	1,181	646	535	735	710	25	421	472	(51)	911	419	492
Total	2,333	1,402	931	1,995	1,308	687	1,653	1,238	415	1,576	962	614
Rest of world subadvisory	713	332	381	715	1,011	(296)	110	535	(425)	176	475	(299)
Institutional	6,900	1,080	5,820	4,166	1,184	2,982	7,554	5,860	1,694	10,253	2,969	7,284
Total contemporary retail	5,871	3,619	2,252	5,832	3,731	2,101	6,108	4,222	1,886	5,435	3,470	1,965
Total wealth management	13,484	5,031	8,453	10,713	5,926	4,787	13,772	10,617	3,155	15,864	6,914	8,950
Mature and closed books												
Australian mature/closed retail	122	509	(387)	145	587	(442)	151	556	(405)	110	519	(409)
UK mature/closed retail												
Henderson tech investment trust - closed	0	1,468	(1,468)	0	0	0	0	0	0	0	0	0
Industrial branch - closed	38	187	(149)	54	172	(118)	51	209	(158)	31	156	(125)
Endowment mortgages - closed	0	110	(110)	0	110	(110)	28	40	(12)	112	103	9
London Life - mature	91	203	(112)	96	200	(104)	88	189	(101)	64	207	(143)
Total	129	1,968	(1,839)	150	482	(332)	167	438	(271)	207	466	(259)
Rest of world mature/closed retail	0	687	(687)	0	0	0	0	0	0	0	0	0
Total mature and closed books	251	3,164	(2,913)	295	1,069	(774)	318	994	(676)	317	985	(668)
National Provident Life Limited	195	819	(624)	138	711	(573)	178	653	(475)	162	773	(611)
Other cashflows												
Cogent - net increase in external assets under administration			8,621			14,079			5,900			2,400
AMP Bank - net increase in mortgages			230			145			346			233

2000

A$/UK£ -Quarterly average rates	Q1 00			Q2 00			Q3 00			Q4 00		
	0.3919			0.3810			0.3884			0.3656		
	Inflow (A$m)	Outflow (A$m)	Net (A$m)	Inflow (A$m)	Outflow (A$m)	Net (A$m)	Inflow (A$m)	Outflow (A$m)	Net (A$m)	Inflow (A$m)	Outflow (A$m)	Net (A$m)
Wealth management cashflows												
AMP Financial Services												
Australian contemporary retail												
Superannuation	1,124	670	454	1,200	633	567	1,636	866	770	1,666	1,037	629
Managed investments	283	213	70	320	224	96	399	228	171	474	240	234
Income stream	236	152	84	252	188	64	341	253	88	390	249	141
Risk	39	23	16	69	49	20	35	(12)	47	49	19	30
Total	1,682	1,058	624	1,841	1,094	747	2,411	1,335	1,076	2,579	1,545	1,034
NZ contemporary retail (incl. corporate)	131	115	16	159	141	18	175	126	49	215	144	71
UK Financial Services												
UK contemporary retail												
Pensions	510	373	137	554	436	118	584	433	151	681	520	161
Collective investment vehicles	199	207	(8)	210	210	0	203	178	25	197	131	66
Life	582	454	128	562	415	147	543	474	69	591	544	47
Total	1,291	1,034	257	1,326	1,061	265	1,330	1,085	245	1,469	1,195	274
Henderson Global Investors												
Contemporary retail												
UK Collective investment vehicles	2,298	780	1,518	1,875	637	1,238	2,181	704	1,477	2,249	1,244	1,005
Rest of world contemporary retail	877	258	619	438	188	250	763	167	596	1,125	370	755
Total	3,175	1,038	2,137	2,313	825	1,488	2,944	871	2,073	3,374	1,614	1,760
Rest of world subadvisory	2,094	182	1,912	2,301	2,047	254	2,817	(85)	2,902	636	(1)	637
Institutional	6,308	2,591	3,717	6,099	2,332	3,767	2,848	1,375	1,473	9,025	4,844	4,181
Total contemporary retail	6,279	3,245	3,034	5,639	3,121	2,518	6,860	3,417	3,443	7,637	4,498	3,139
Total wealth management	14,681	6,018	8,663	14,039	7,500	6,539	12,525	4,707	7,818	17,298	9,341	7,957
Mature and closed books												
Australian mature/closed retail	154	585	(431)	178	660	(482)	175	715	(540)	146	706	(560)
UK mature/closed retail												
Henderson tech investment trust - closed	0	0	0	0	0	0	0	0	0	0	0	0
Industrial branch - closed	51	196	(145)	63	184	(121)	44	211	(167)	46	194	(148)
Endowment mortgages - closed	0	0	0	0	0	0	0	0	0	0	0	0
London Life - mature	61	191	(130)	76	186	(110)	67	173	(106)	77	175	(98)
Total	112	387	(275)	139	370	(231)	111	384	(273)	123	369	(246)
Rest of world mature/closed retail	0	0	0	0	0	0	0	0	0	0	0	0
Total mature and closed books	266	972	(706)	317	1,030	(713)	286	1,099	(813)	269	1,075	(806)
National Provident Life Limited	281	850	(569)	165	685	(520)	173	814	(641)	134	744	(610)
Other cashflows												
Cogent - net increase in external assets under administration			(2,000)			12,000			10,000			5,400
AMP Bank - net increase in mortgages			66			134			(34)			256

Notes:

1. AMP Financial Services cashflows have been restated to take account of the decision to exit the individual deed corporate superannuation market.
2. UK Financial Services contemporary retail cashflows have been restated to exclude the Industrial Branch business, which is now disclosed under mature / closed retail. UKFS exited this business during 2001.



Investor report

full year **2001**

www.ampgroup.com/shareholdercentre


AMP

AMP Limited
ABN 49 079 354 519



AMP international network

AMP FINANCIAL SERVICES AUSTRALIA AND NZ
Financial planning
Package and distribute
- pensions (superannuation)
- retail investment products
- annuities
- banking
- insurance

AMP


HILLROSS
FINANCIAL

UK FINANCIAL SERVICES
Financial planning
Package and distribute
- pensions
- investment products
- annuities
- banking
- insurance

AMP NPI

AMP PEARL

AMP London Life

TOWRY LAW

HENDERSON GLOBAL INVESTORS
Manufacture and distribute
- institutional funds
- listed assets
- private capital
- property
- mutual funds


Henderson
Global Investors


AMP

INTERNATIONAL
Banking
Virgin Money
Investment administration
New geographic and other initiatives




Cogent

AMP Sanmar

AMP 安保集团

Senior Management Team		
	Paul Batchelor	Managing Director and Chief Executive Officer
	Marc de Cure	Chief Financial Officer
	Warwick Foster	Chief Information Officer
	Tom Fraser	Managing Director, UK Financial Services
	Andrew Jones	General Manager, Corporate Human Resources
	Andrew Mohl	Managing Director, AMP Financial Services
	Matthew Percival	General Manager, Corporate and Public Affairs
	Gary Traill	General Counsel
	Tim Wade	Managing Director, AMP International
	Roger Yates	Managing Director, Henderson Global Investors
	Christine McLoughlin	Company Secretary and Board Executive

Contents

Our strategy *Who we are and what we do*	Vision and strategy	3
Our focus in 2002 *Where we're going*	Business priorities	4
	Initiatives	4
	Signposts and long term indicators	6
Our results in 2001 *What we've achieved*	AMP 2001 highlights	7
	Financial summary	10
	Divisional results	18
	- AMP Financial Services	
	UK Financial Services	
	Henderson Global Investors	
	AMP International	
	Discontinued Business	
	Corporate Office	
Supporting information	Value drivers and sensitivities	39
	Glossary of terms	55

This Investor Report and the information in it is unaudited and has been prepared by AMP based on internal management information as well as external market data.

The information contained in this Investor Report is not advice on any particular matter. Readers should not act or fail to act on the basis of this Investor Report.

Certain forward-looking statements contained in this Investor Report have been provided by AMP to assist the reader in understanding AMP and its prospects. These statements are only the view of AMP, based on certain assumptions and estimates, and may be varied without notice. They are not to be viewed as fact nor an indication, representation, statement or projection of any future matter or thing or state of affairs; they are in no way guaranteed and must not be relied upon as an accurate representation of future results or performance.

AMP does not warrant the completeness or accuracy of the information (including any prospective financial information or valuation) contained in this Investor Report nor the reason for any omission and to the extent permitted by law expressly disclaims all liability to any persons in respect of anything done or not done in reliance (in whole or in part) on it.

Our vision

AMP helps people **create better futures.**

- We will deliver superior returns to our **shareholders.**
- We will help our **customers** build and protect their wealth so they can enjoy the life they want.
- We will enable our **people** to realise their potential.
- We will invest in our **communities** and work to build a shared future.

Our corporate strategy

We are an international financial services company focused on wealth management. We offer our customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

We will continue to grow as an international financial services company by:

- **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom
- **expanding** from Australia, New Zealand and the United Kingdom by transferring our retail financial services skills to selected new markets in Europe and Asia
- **building** an international asset management business through expansion into Europe, Asia and North America
- **focusing** on high growth, high return wealth management products and services.

We are capitalising on three significant market trends that are driving growth and creating opportunities for sustained shareholder returns:

- aging populations
- people becoming increasingly responsible for funding their own retirement
- complexity driving the need for information and advice.

Business priorities in 2002

AMP's business priorities for 2002 are to:

- **improve** our customer focus to increase retention and market share in our Australian, New Zealand and UK home markets
- **build** on our consolidated UK retail financial services business to capitalise on the changing environment
- **capitalise** on our brand strength in Australia and New Zealand, and build the brand in the UK and selected new markets
- **continue** to focus on improving our core business strengths and activities
- **leverage** the skills of our people to share knowledge and expertise across the business
- **manage** our capital structure to ensure flexibility and capital strength.

Our indicators of success

Success in achieving these objectives will result in:

- **increased** net cash flows
- **increased** value of new business
- ***reduced*** *cost ratios*
- **improved** management of and return on capital
- **growth** in margins and total profits.

These are the key indicators by which our shareholders will judge us.

Initiatives

Existing markets

Australia / New Zealand

- The AMPFS multi-channel, advice rich distribution strategy continues to enable AMP to out-grow the market for wealth management products.
- Development of new value propositions for AMP and Hillross financial planners position AMPFS as the largest manager of dealer groups in Australia and will enhance planner productivity.
- Improving ease of doing business with AMP for customers and planners through new product, telephony and customer systems and processes will continue to strengthen new business and retention.
- AMPFS and Henderson are set to further increase their market share through Australian 3rd party distributors.
- AMP Direct will be leveraged as a source of new customers, a vehicle for customer retention and as a generator of high quality leads for AMP financial planners.

United Kingdom

- AMP will leverage its multi-channel distribution and manufacturing capability to maximise alliance and other opportunities arising from the relaxation of polarisation regulations.
- AMP will continue to build its franchise with IFAs, including Towry Law. In particular, focusing on growing partnerships with Employee Benefits Consultants and in providing aggregation tools to IFAs.
- AMP will integrate and build its direct distribution capabilities using new and existing channels and technology (eg Ample / Interactive Investor).
- AMP will continue to segment and upskill its Direct Sales Force to improve focus and productivity.
- AMP Banking, launched in June 2000, will build product and distribution capability to capture a greater share of the existing customer base, as well as support the retention of maturing funds.
- Henderson continues to strengthen global investment capabilities in UK equity, SRI and Technology through focused recruitment and retention of established investment professionals.
- AMP is rationalising its existing product range whilst developing market leading investment products and services.

New markets

AMP's objective in underpinning its geographical expansion activities is to generate a return on its wealth management capabilities by:

- growing Henderson's investment and distribution capability and
- expanding our retail financial services.

International expansion of asset management

Henderson continues to focus on establishing a global presence. The following highlights a selection of current organic growth and geographic expansion strategies:

- Europe – increase focus on the German market by maximising opportunity presented by the joint venture with MM Warburg
- build on existing alliance relationships in listed assets and property, e.g. BPL, Banca Intesa, Pradera
- North America – expand existing presence in North America through further distribution agreements for Henderson branded mutual funds
- Asia Pacific – launch of Henderson branded Japanese collective investment (Toshin) funds to be distributed through AMP Japan and other local distributors in 2002, and Horizon funds in Taiwan in 2003.

Henderson will also continue to assess relevant acquisition opportunities, with a focus towards listed assets and property management in North America and Europe.

Expansion of the retail financial services

AMP is currently targeting retail financial services opportunities in selected Asian and European markets. In January 2002, businesses were launched in India and Japan:

- India – AMP Sanmar will further develop the distribution franchise over 2002
- Japan – AMP has launched Toshin products and intends to launch defined contribution pensions during 2002
- Europe – select market opportunities to build on pensions and market reform.

Other

- Manage capital structure to ensure flexibility and capital strength through debt restructure, continued implementation of risk based capital and maintenance of gearing ratio consistent with current ratings.
- Improve business efficiency through focused cost management, resource and technology reuse and improved knowledge sharing.
- Leverage the value of all assets.

2002 Signposts and long term indicators

Signposts for 2002

- Increased market penetration and improved customer retention in home markets.
- Continued move to leading position in financial planning in the UK.
- Strengthened planner business and expanded Australian distribution platform.
- Built brand strength in the UK and established the brand in select new markets.
- Delivered growth in asset management capability and scale.
- Established distribution channels and launched products into select new markets.
- Progressed on capital restructure of UK life companies.

In addition to these specific signposts of progress in 2002, we also assess our long term progress through a series of indicators outlined below.

AMP's long term financial indicators

Profitability	Long term double-digit growth in core recurring operating margins Target return on invested capital of 1.5 x cost of capital for established businesses
Costs	Maintain performance on cost to income ratio – move to 60% long term Move corporate office cost closer to 1% of total expenses
Capital	Continued improvement in capital efficiency Maintain AA financial strength rating Maintain <25% debt to debt + equity
AUM and cashflow	Grow AUM to extract economies of scale in asset management Grow value of new business

AMP 2001 highlights

Our reported net profit after income tax of A$690m for the FY 01, reflected a solid performance in a difficult year of global market volatility. This result compares with a A$1,152m profit in FY 00.

The result includes a strong 14% increase in core recurring operating margins to A$938m and, as previously flagged, an investment loss on shareholder capital of A$26m (compared with a A$617m profit previously).

Other key 2001 financial indicators include:

- final dividend increased to A$0.26 cents per share, taking total dividend to A$0.51, 15% franked (compared with A$0.47 in FY 00)
- earnings per share A$0.62, compared with A$1.05 previously
- return on equity of 8.1% compared with 14.3% previously
- global assets under management steady at A$292.4bn
- gross contemporary cashflows of A$53.6bn and net contemporary cashflows of A$25.3bn

Performance against 2001 objectives

In 2001, AMP drove its existing businesses hard, despite difficult markets, focusing on strong new business growth, improved profitability of sales and disciplined cost control to deliver sustained growth in core recurring operating margins.

AMP also took significant steps in our strategy of building and maintaining leading market positions and targeted expansion in select new markets by delivering on our 2001 business priorities.

This table highlights the progress made.

2001 OBJECTIVES	DELIVERY
Realising the potential of our UKFS operations	Establishing the solid foundation for future growth in our UK financial services operations – meeting 2001 integration targets including: • consolidating Pearl, NPI, London Life into one integrated wealth management business • building a single marketing group • streamlining product offering from 190 to 40 • migration of endorsed standalone brands to AMP co-brands • exceeding £80m run rate savings and extended the BSO to cover UKFS • value of new business increased 12.5% • reshaping the distribution model to build a powerful and flexible franchise across direct, advice based and intermediated channels.
Exiting GI manufacturing globally	• Exiting general insurance manufacturing for a total value of A$1.8bn and strengthening the Balance Sheet by converting A$0.9bn in intangibles to tangible net assets.
Diversifying distribution to both new and existing customers	• Broadening UK distribution through the acquisition of Towry Law, restructure and upskill of the Direct Sales Force and establishment of a compelling direct technology platform utilising Ample and Interactive Investor (now integrated). • AMPFS continued to expand its distribution reach and integrate existing channels launching direct interactive centres and an IFA service centre, developing a planner focused AMP@Work system, building planner portal for seamless interface between AMPFS and planners, launching over 1000 planner sites and expanding amp.com.au transaction capability. • Launched online information and transaction services Liquid.co.nz in New Zealand and Ample.com in the UK. • Established distribution alliances with major global and local distributors across Asia and Europe.

2001 OBJECTIVES	DELIVERY
Leveraging our core capabilities and business model into new geographic markets	• Launched AMP in India (AMP Sanmar) and Japan (AMP) retail financial services markets. • Investigating European opportunities focusing on retirement savings and mutual funds. • Expanded asset management distribution reach – Henderson established joint ventures with Banca Intesa (Italy) and MM Warburg (Germany), opened a Hong Kong office and developed a network of distribution and trail agreements across Asia, Europe and US. • Investigated further expansion opportunities across select markets.
Capitalising on the Australian/NZ brand strength and distribution	• Utilised core competency in brand and distribution in our expansion to new geographic regions (India, Japan) and to new market segments in home markets (baby boomers, gen X). • Continued to build brand presence in selected markets worldwide. • Exporting wealth management experience to establish a market leading UK distribution infrastructure in advance of major market reform.
Withdrawing from non-strategic business activities that do not provide potential for superior returns	• Sale of AAS, Resolve Engineering and exit from administration of stand alone superannuation plans and consulting businesses. • Sale of Virgin One realised profit of A$76m and restructure of Virgin joint venture into single Virgin Money business. • Transfer of residual lines of general insurance to Discontinued Business.
Managing AMP's capital structure efficiently and effectively	• Reduced capital intensity in AMPFS and initiated UKFS capital restructure. • Established risk based capital approach in allocating business unit (BU) capital. • Corporate debt reduced significantly (approximately A$1bn). • Maintained capital strength and ratings in difficult world markets.
Transforming our approach to business through creative and disciplined use of technology	• Substantial progress in transferring UK infrastructure to CSC delivering savings of £50m over five years. • Extending technology alliances to support expansion into new regions, eg. Japan, India and Singapore. • Consolidating of platforms, systems and reusing e-commerce development assets (Ample, AMP Direct).
Creating an organisation that is socially responsible	• A number of valuable initiatives have been successfully piloted during the year that further AMP's transition toward social responsibility. • Piloted an environmental management system in Henderson's property investment management business. • Comprehensive employee community volunteering program tested and integrated across all BU's in Australia.
Encouraging our people to achieve full potential	• Encouraged and valued diversity in the workplace as a success factor. • Developed strategies for employee engagement and capability development.

Group targets set and achieved

	Targets in 2001	Outcome
Profitability	• Double-digit growth in core recurring operating margins (excl. discontinued businesses) • ROIC of 1.5 x cost of capital	• 14% growth in core recurring operating margins • ROIC 7.1% - impacted by investment markets
Costs	• Maintain pressure on cost to income ratio of 60%	• Achieved
Capital	• Maintain AA financial strength rating • Increase capital efficiency in line with financial strength. Reduce BU capital intensity.	• Achieved • Achieved

2001 Highlights

Earnings and dividends per share


EPS before other items
DPS
A$
1998
1999
2000
2001

Dividend growth in line with growth of sustainable earnings but EPS impacted by investment markets

AMP Group: core recurring operating margins


28% compound annual growth
A$m
1998
1999
2000
2001

Operating margin growth reflects strength and resilience of core operations

Assets under management & administration


External Assets under administration
AUM - external
AUM - HGI managed
A$b
1998
1999
2000
2001

Global AUM steady in difficult markets

Investment income and operating margins


Total operating margins
Normalised investment income
1998
1999
2000
2001

Increased contribution from total operating margins

Cost to income ratio


AMPFS
UKFS
HGI
68%
60%
43%
1999
2000
2001

Cost to income ratios reflect efficiency achieved

AMP Group: return on equity


Total ROE
Operating margins
Investment income
11.1%
8.1%
-3.0%
1998
1999
2000
2001

ROE (operating margins) continue upward trend

FOUR YEAR FINANCIAL SUMMARY

	2001	2000	1999	1998
Components of the Profit & Loss Statement (A$m)				
Net profit after tax before other items	**690**	1,149	1,049	1,027
Normalised contribution	**1,249**	1,043	589	609
Core recurring operating margins	**938**	823	595	448
Interest expense on corporate debt	**242**	278	149	124
Corporate expenses	**102**	128	111	105
Goodwill amortised	**55**	21	19	13
Total investment income	**(26)**	617	860	836
Normalised investment income	**533**	511	400	418
Key Balance Sheet Items (A$m)				
Shareholders' equity	**9,519**	8,785	7,632	8,675
Net assets	**10,188**	10,061	10,226	8,484
External corporate debt	**3,687**	4,511	4,730	2,069
Profitability Ratios				
ROE	**8.1%**	14.3%	13.1%	13.2%
ROE - operating margins only	**11.1%**	10.2%	4.4%	4.2%
ROIC - AMP Group	**7.1%**	10.8%	10.0%	11.5%
ROIC - AMPFS	**14.1%**	15.0%	13.4%	12.1%
ROIC - UKFS [5]	**10.2%**	10.1%	15.7%	17.7%
ROIC - HGI	**11.2%**	17.8%	10.5%	13.4%
EPS & DPS (A$)				
EPS	**0.62**	1.05	0.97	0.97
EPS - core recurring operating margins	**0.84**	0.75	0.55	0.42
EPS - normalised contribution	**1.12**	0.95	0.54	0.57
Dividends per ordinary share	**0.51**	0.47	0.41	0.18
Ordinary shares on issue (m)	**1,128.5**	1,104.6	1,089.2	1,076.6
Weighted average number of ordinary shares (m)	**1,113.7**	1,094.8	1,082.7	1,061.0
Funds under Management (FUM) (A$b)				
Assets under management - HGI	**292**	291	259	177
Assets under management - external	**9**	6	3	2
External assets under administration	**137**	106	81	60
Total funds under management	**438**	403	343	239
Cashflows (A$m)				
Total wealth management contemporary cashflows	**25,262**	30,954	23,755	-
Total net cashflows	**17,955**	25,573	21,600	-
Value of New Business [1]				
AMPFS (3% dm) A$m	249	216	103 [2]	124
UKFS (2% dm) £m	36	32	31	21
Return on Embedded Value				
AMPFS - Return on embedded value (4% dm)	**11.1%**	9.5%	18.0%	15.3%
UKFS - Return on embedded value (2% dm)	**-12.8%**	4.8%	15.0%	12.3%
Cost to Income Ratios				
AMPFS	**43%**	48%	54%	62%
UKFS	**60%**	65%	88%	-
Henderson	**68%**	68% [3]	72%	76%
Gearing & Interest cover				
Debt to shareholders' equity plus debt	16%	23%	26%	24%
Interest cover (times)	4.2	5.5	8.6	9.7
Staff Numbers				
AMP Financial Services [4]	**3,316**	3,812	3,920	4,330
UK Financial Services [5]	**7,173**	7,062	8,816	6,857
Henderson Global Investors	**1,624**	1,877	1,796	1,693
AMP General Insurance	-	3,355	3,752	1,228
AMP International	**1,575**	1,428	1,464	563
Cobalt RunOff Services	**202**	115	150	150
Corporate Office	**330**	337	493	257
IT@AMP	**489**	1,141	808	412
Services@AMP	**159**	137	-	-
Total staff numbers	**14,868**	19,264	21,199	15,490

1. After restatements. AMPFS prior year numbers are extrapolated.
2. *Assumes RBT reforms implemented from 1 Jan 99.*
3. Excludes one-off technology fees.
4. Excludes non-salaried planners.
5. *FY 01 includes Towry Law and Interactive Investor.*

Strong operating profit offset by investment income decline

Net profit after tax of A$690m demonstrates the resilience of our core businesses in the toughest markets for financial services for many years.

14% growth in core recurring operating margins

A$m	FY 01	FY 00	2H 01	1H 01
Core Recurring Operating Margins	938	823	469	469
AMP Financial Services	**393**	350	195	198
UK Financial Services	**328**	264	162	166
Henderson Global Investors	**208**	216	108	100
AMP International	**9**	(7)	4	5
Non Recurring Margins	51	119	(11)	62
AMP Financial Services	**(27)**	20	(3)	(24)
Henderson Global Investors	**2**	99	(8)	10
AMP International	**76**	-	-	76
Discontinued Businesses	126	17	84	42
Discontinued Business	**109**	(22)	84	25
General Insurance	**17**	39	-	17
Total Operating Margins	**1,115**	**959**	**542**	**573**
Normalised investment income attributable to BUs	**533**	511	275	258
Interest expense on corporate debt	**(242)**	(278)	(112)	(130)
Corporate and other expenses	**(102)**	(128)	(64)	(38)
Goodwill amortised	**(55)**	(21)	(28)	(27)
Normalised Contribution	**1,249**	**1,043**	**613**	**636**
Investment income market adjustment	**(559)**	106	(326)	(233)
Other items after income tax	**-**	3	-	-
Operating Profit after Income Tax and Other Items	**690**	**1,152**	**287**	**403**

Global markets impact Investment Income

Operating profit after tax

Operating profit after tax decreased by 40% compared to FY 00 as a result of negative investment income. Normalised contribution however, reflects a 20% increase over FY 00, assisted by the 14% growth in core recurring operating margins.

Total operating margins

Core recurring operating margins improved 14% across the Group compared to FY 00:

- AMPFS results reflected improved efficiencies captured in the BSO, resulting in margins from subsidiary operations improving from A$27m to A$61m in FY 01
- UKFS maintained core margins despite depressed investment markets and benefited from experience profits reflecting the emergence of favourable variances on cost, tax and provisions
- Henderson results were resilient despite the volatile investment markets. This is due to solid results from Property and Institutional business, as well as a pro-active decrease in controllable costs
- AMP International was assisted by the turnaround in the Australasian operations of AMP Banking which recorded a A$5m profit.

Non recurring margins in FY 01 include:

- Profit of A$76m on the sale of our 25% interest in Virgin One
- Profit of A$10m on the sale of Resolve Engineering, offset by restructuring costs of A$8m in Henderson incurred towards the latter part of 2001
- Losses of A$24m on HIH securities in 1H 01 and A$3m of net costs associated with the sale of AAS and exit from Individual Deed business.

Residual exposures in Discontinued Business (reinsurance and residual lines of general insurance retained by AMP) continue to be run down. The operating margin of A$109m reflects the release of provisions no longer required as the portfolio risks are managed down.

Investment income

- UK Equity markets had a major negative impact on investment income. Approximately 10% of assets backing total shareholder capital resources (A$13.8bn) was invested in UK growth markets, which declined by 16% (December '00 to December '01).
- In FY 01, non-index weightings and overall investment performance below benchmark negatively impacted investment income.
- In comparison, investment income for FY 00 was positively impacted by above benchmark performance and the inclusion of over A$230m in profit from strategic holding transactions (mainly Westpac STRYPES and Colonial).

Corporate office and other expenses

- Corporate expenses benefited from lower non recurring and restructuring costs in FY 01, while costs not recovered from BU's remained largely unchanged.
- Development expenditure in respect of AMP Asia, Europe and New Ventures of A$26m is included in corporate costs. These businesses are managed operationally in AMP International. Once these businesses have developed sufficiently, future operational costs will be reported in AMP International.

Summary EV and value of new business

AMPFS VNB up 15.3% on like for like basis

	FY 01	FY 00	% Change
AMPFS A$m (at the 3% discount margin above bond rate)			
Embedded Value	**7,099** [1]	6,448 [2]	10.1%
Value of New Business	**249**	216	15.3%
Value of New Business - before restatement		145	
UKFS £m (at the 2% discount margin above bond rate)			
Embedded Value	**2,071** [1]	2,375	-12.8%
Value of New Business	**36**	32	12.5%
Value of New Business - before restatement		38	

UKFS VNB up 12.5% on a like for like basis

- Growth in AMPFS embedded value reflected strong management value add, which was somewhat offset by the negative impact of non-management factors. On a like for like basis (ie normalised for investment market and bond rate impacts), the AMPFS embedded value increased by 10.5%.
- On a like for like basis, AMPFS value of new business is up a solid 15.3%. The non restated growth of 72% reflects the areas of value previously not included.

- The fall in UKFS embedded value is largely due to poor investment markets, especially the UK equity market.
- On a like for like basis, UKFS value of new business is up 12.5%.

Notes
1. Gross of transfers over the 12 months to 31 December 2001.
2. Includes the impact of the unit trust and other business included for the first time in FY 01 and the restatement of AMPFS corporate super business.

Return on invested capital and return on equity

AMP Group maintained strong growth in total operating margin profitability, with both ROIC – operating margins and ROE – operating margins, increasing to 7.3% and 11.1% respectively.


AMP Group
ROIC
ROIC - Op margin
ROE
ROE - Op margin
15%
10%
5%
0%
11.1%
8.1%
7.3%
7.1%
1998
1999
2000
2001
AMP Financial Services
ROIC
ROBUE
20%
15%
10%
5%
0%
16.1%
14.1%
1998
1999
2000
2001
UK Financial Services
ROIC
ROBUE
20%
15%
10%
5%
0%
13.2%
10.2%
1998
1999
2000
2001
Henderson Global Investors
ROIC(LH)
ROBUE(RH)
20%
15%
10%
5%
0%
100%
75%
50%
25%
0%
11.2%
44.3%
1998
1999
2000
2001

- AMPFS profitability ratios remained strong, despite the impact of non-recurring items (eg A$24m experience loss on HIH securities). Excluding these, ROIC would be 14.8% and ROBUE 16.8%.
- UKFS was in the short term impacted by Towry Law and Interactive Investor, as these businesses do not yet generate the required rates of return. However, over the medium term, it is expected that these investments will add to the ROIC and ROBUE.
- Henderson ratio's in FY 00 benefited from the non recurring technology performance fees. Current year profitability was excellent, given levels of global investment markets during the year.

Note
The glossary on pg 55 sets out the definitions for Group ROIC, Group ROE, ROIC and ROBUE.

Capital strategy

Business Unit	Outlook	
AMPFS	Reduced capital intensity through continued risk assessment and active product management	
UKFS	Opportunities from consolidation and long term fund restructure	
Henderson	Capital efficient. Ensure sufficient capital to fund expansion	
AMP International	Banking:	Continue to pursue funding alternatives including securitisation
	AMP Asia:	Funding required for Asian development including Japan and India
	Cogent:	Reviewing our current position

Risk based capital

Capital efficiency without compromising financial strength

- AMP has implemented a risk based capital methodology as the basis for capital allocation, management and performance measurement.
- The amount of required risk capital depends on AMP Group's appetite for risk and desired rating. This will allow a more appropriate allocation of economic capital both at the AMP Group and BU level.
- Implementation of the risk appetite parameters will allow AMP to construct a consistent framework for capital allocation, define shareholder investment mandates and corporate risk limits.
- The outcomes of this project will be used in capital planning, investment decisions and building dialogue with the regulators and rating agencies.

Dividend policy

The Board aims to provide shareholders with a steady or rising stream of dividends - in line with long term sustainable earnings of AMP Limited. Given the variability of AMP's earnings the Board may vary the payout ratio so as to achieve this aim.

Progress to date

AMP Financial Services

Improved utilisation of capital

- Over 1999-2001 the use of derivatives, product redesign and mix of business reduced overall capital requirements and funded the majority of capital required for new business.


5.5
5
4.5
A$b
4
3.5
3
4.2
1.0
(0.1)
(0.2)
(0.5)
4.4
Capital at Dec 1999
Capital for new business
Derivatives
Investment Efficiency
Change in Asset Mix
Capital at Dec 2001

UK Financial Services

- Discussions continue with the Financial Services Authority on the medium term restructuring of the funds and balance sheets. During the year a restructure of annuity arrangements was effected and also one BSO across UKFS was implemented – an essential preliminary to more fundamental change.
- Opportunities to make short term reductions in capital were limited by the volatile investments markets.

Capital strength

AMP remains committed to a financial strength rating of AA

Capital requirements are based on AA standard

A$m	FY 01	1H 01	FY 00
Equity			
Equity attributable to shareholders			
Share capital	**4,613**	4,403	4,206
Capital reserve	**509**	510	510
Foreign currency translation reserve	**313**	199	102
Retained profits	**4,084**	4,091	3,967
	9,519	9,203	8,785
Other equity			
Life funds not specifically attributed to shareholders or policy owners interests	**6,232**	6,560	6,802
Outside equity interests in controlled entities	**1,565**	1,423	1,336
	7,797	7,983	8,138
Total equity	**17,316**	17,186	16,923
Shareholder capital resources			
Equity attributable to shareholders	**9,519**	9,203	8,785
External corporate debt	**3,687**	4,325	4,511
Borrowings from Pearl 90:10 fund	**623**	845	767
Total shareholder capital resources	**13,829**	14,373	14,063

- Equity attributable to shareholders increased due to:
  - profit for the year of A$0.7bn offset by dividends of A$0.6bn
  - foreign currency translation gain due to the strengthening of the £ against the A$ of A$0.2bn
  - new share capital issued through share plans of A$0.4bn.
- Equity not attributable to shareholders' or policy owners' interests decreased due to:
  - a fall in investment markets resulting in the use of A$0.9bn of surpluses within the life funds to support bonus payments to the policy owners during the period, partially offset by the strengthening of the £ against the A$.
- Shareholder capital resources employed decreased in FY 01 by A$0.2bn due to:
  - increase in equity attributable to shareholders' of A$0.5bn
  - corporate debt reduction of A$1.1bn
  - strengthening of the £ against the A$ of A$0.4bn.

AMP seeks to deploy capital according to its risk profile

Capital resources[1]

Notional allocation at A$m	31 December 2001 Net Assets	EMVONA	Total Capital	31 December 2000 Net Assets	EMVONA	Total Capital
AMP Financial Services [2]	3,870	507	4,377	3,573	540	4,113
UK Financial Services	4,466	1,094	5,560	3,957	936	4,893
UK Financial Services Other	52	456	508	25		25
Henderson Global Investors	526	1,416	1,942	463	1,513	1,976
AMP International						
Cogent	67	43	110	52		52
Virgin	453		453	591		591
AMP Banking	560	122	682	423	122	545
AMP Asia	13		13	-	-	-
General Insurance	-	-	-	564	1,049	1,613
Discontinued Businesses	853	188	1,041	557	22	579
Corporate Office [3]	559	(185)	374	1,020	(180)	840
Investment in AMP (UK) plc preference shares	(1,231)		(1,231)	(1,164)		(1,164)
Total shareholder capital resources employed	10,188	3,641	13,829	10,061	4,002	14,063
External corporate debt			(3,687)			(4,511)
Borrowings from Pearl 90:10 fund			(623)			(767)
Total equity attributable to shareholders			9,519			8,785

Movement in capital by BU reflects:

- foreign currency translation gain of A$0.4bn due to the weakening of the A$ against the £ of which A$0.3bn is attributable to UKFS
- purchase of Towry Law and Interactive Investor by UKFS A$0.5bn increase
- sale of Virgin One A$0.2bn reduction
- the General Insurance business not sold (including joint ventures) increased Discontinued Business capital by A$0.3bn
- Corporate capital movement of A$0.5bn reflects sale of General Insurance and Virgin One, acquisition of Towry Law, Interactive Investor and repayment of corporate debt.

AMP is targetting:
- *reduced volatility in earnings*
- *optimal risk adjusted returns over various horizons*

Investment of shareholder capital

Allocation at A$m	31 December 2001 Australasia	UK	Total	31 December 2000 Australasia	UK	Total
Growth	2,005	1,300	3,305	2,105	2,110	4,215
Income	2,083	4,827	6,910	1,787	3,934	5,721
EMVONA	807	2,834	3,641	1,813	2,189	4,002
Other	243	(270)	(27)	79	46	125
Total shareholder capital resources employed	5,138	8,691	13,829	5,784	8,279	14,063
Regional split	37%	63%		41%	59%	

Movement in investment of shareholder capital reflects:

- AMP's bias to less volatile asset classes
- falls in equity values
- cash from GIO proceeds
- strengthening of the £ against the A$.

Note
1. Total capital represents actual capital, and is not a risk based allocation.
2. Assets supporting this capital includes preference shares issued by AMP (UK) plc, the value of which has been eliminated below.
3. EMVONA includes A$185m corporate provision for diminution of investment in GIO.

Cost management

Positive result due to rigorous cost control across all business areas

One of AMP's priorities is to focus in areas where we have sustainable competitive advantage and to drive further scale in business operations. Our strategy is to strive for an acceptable balance between short term results and long term value creation.

As the business units' total cost base becomes more streamlined, their cost to income ratios become more sensitive to changes in their product and distribution mix.

The following table summarises our performance in cost management and highlights the key drivers.

Business Unit	FY 01	FY 00	Driver	Comments	Outlook
AMP Total	60%	64%		Substantial decrease achieved	maintain low 60's
AMPFS	43%	48%	- management actions - efficiency initiatives - new business/product mix	Achieved - low 40s	Stable
UKFS	60%	65%	- management actions - new business/product mix - industry flows	Significant progress due to management actions	Mid to late 50's incl Towry Law
Henderson	68%	68%	- management actions - investment markets - new business	Positive result in volatile market	Mid 60's
Corporate Expenses	A$102m	A$128m		Costs maintained in line with group initiatives	Maintain ratio

- The AMPFS cost to income ratio fell 5 percentage points from FY 00, due to sales growth and a 14% decrease in controllable expenses. Improvement is due to divestment of AAS, a decrease in variable distribution expenses and the lower brand sponsorship costs.
- The UKFS cost to income ratio decreased to 60% due to operational cost savings (decrease of 9% for controllable costs on FY 00) and strict governance on project spend. This is on track to decrease further. FY 01 results exclude Towry Law and Interactive Investor.
- A very positive result for Henderson in such volatile market conditions. This was achieved through proactive cost containment measures, put in place to protect earnings targets, and strict governance on project expenditure.
- Corporate costs are approximately 1% of total costs. AMP intends to maintain this level for the longer term.

Business unit results

In the toughest markets for financial services for many years, our operating businesses delivered a strong result in FY 01. We grew total operating margins by 16% to A$1,115m, and core recurring operating margins increased 14% from FY 00. On a business by business basis:

AMP Financial Services


Value of New Business (3%dm)
A$m
300
250
200
150
100
50
0
Impact of RBT
1999
2000
2001

- Core recurring operating margins up 12% on FY 00
- Excellent new business results despite difficult trading conditions in 2H 01
- Net cashflow up A$1bn to A$2.6bn
- Value of new business increased 15% on a like for like basis

UK Financial Services



✓Integration:	Single BSO
	Single Marketing Group
	Rationalised IT systems
	Co-branding initiative
✓Distribution:	Significant restructuring of DSF completed
	Training days doubled in FY 01
	IFA sales up 39% following successful restructure
✓Product restructuring:	190 products down to 40

- Core recurring operating margins up 25% (excl. Towry Law and Interactive Investor) on FY 00
- Significant progress on all integration issues
- Value of new business increased 12.5% on like for like basis

Henderson Global Investors


Assets under Management
A$b
310
300
290
280
270
260
290.6
11.1
(22.5)
13.2
292.4
01/01/2001
Net funds flow
Market Performance
FX Movement
31/12/2001

- Management initiatives protect margins in difficult year
- Market impact on AUM offset by strong net inflows and currency gains

AMP International


Operating margins
Cogent
AMP Banking
A$m
30
20
10
0
-10
-20
-30
-40
-50
1998
1999
2000
2001

AMP International contains business areas which are reported through Corporate

- Australian operations of AMP Banking contribute A$5m profit after tax
- Cogent profits up 33% to A$24m
- Assets under administration benefit from new client take-on in 1H 01
- Ventures established in India and Japan

AMP Financial Services

Profit & loss account

A$m	FY 01	FY 00	2H 01	1H 01
Profit margins released	**306**	296	154	152
Profit margins - other operations	**61**	27	28	33
Total profit margins	**367**	323	182	185
Experience profits	**26**	23	14	12
Capitalised (losses)/loss reversals	**-**	4	(1)	1
Total operating margins	**393**	350	195	198
Net investment income	**234**	258	119	115
Operating profit after income tax	**627**	608	314	313
Non-recurring items	**(27)**	20	(3)	(24)
Profit after income tax and non-recurring items	**600**	628	311	289
Cost to income ratio	**43%**	48%	44%	43%

Operating profit after income tax improves

12% increase in total operating margins

- Operating profit after income tax rose 3% from A$608m for FY 00 to a record A$627m in FY 01 (despite a A$24m reduction in net investment income which was largely due to a lower normalised yield)..
- Profit after tax was also impacted by the following non recurring items:
  - the experience loss on HIH securities (A$24m)
  - costs associated with AMP exiting from Australian Administration Services Pty Ltd and the administration of stand alone superannuation plans and consulting services.

Strong improvement in total operating margins

- Total operating margins rose 12% from A$350m in FY 00 to A$393m in FY 01.

Profit margins released improved compared with FY 00

Profit margins released increase by A$10m

- Profit margins released improved by A$10m from A$296m in FY 00 to A$306m for FY 01.
- The increase reflected:
  - rising bond yields which increased margins by A$8m from FY 00
  - a higher level of sustainable margins arising from market-linked business.
- Profit margins were reduced by substantial writedowns on several unlisted assets which lowered planned margins by A$24m relative to FY 00. This reduction will recur in FY 02.

Profit margins – other operations improved

Other operations benefit from lower expenses and unit costs

- Margins increased 126% from A$27m in FY 00 to A$61m for FY 01. The improvement reflects focus on lower expenses and an associated reduction in unit costs with sales growth improving earnings in business support operations.
- Other operations relate to business support operations and non-life insurance operating companies.

Significant experience profits in FY 01

Significant experience profits of A$26m realised in FY 01

- Experience profits of A$26m (FY 00: A$23m) included:
  - a continuation in favourable mortality experience
  - beneficial changes to investment earnings assumptions in FY 01
  - a favourable tax decision and released deferred tax in New Zealand
  - higher reserving for income protection.

Performance against key initiatives

ROBUE	16.1%
ROIC	14.1%
Cost to income	43%
Growth in VNB	15.3%
EV growth	10.1%
Controllable Costs	↓ by 14%

Pursue strong growth in earnings

- Operating profit after income tax as a return on business unit equity was a strong 16.1% in FY 01. Taking total invested capital into account, the return was 14.1%. Excluding the impact of non recurring items, the ratio's are 16.8% and 14.8% respectively.
- Both the value of the in-force book and value of new business rose strongly during FY 01 (figures are based on a 3% discount margin above the bond rate):
  - embedded value grew at an annual rate of 10.1% in FY 01 to A$6.9b
  - value of new business rose sharply to A$249m for FY 01 (previously A$145m in FY 00).
- Notwithstanding global market volatility, core recurring operating margins grew 12% from A$350m in FY 00 to A$393m for FY 01.
- Controllable expenses fell by 14% on FY 00. The reduction was achieved despite significant investment in developing Customer Relationship Management (CRM) capabilities, customer service transformation, and major upgrades to our key open product systems and platforms.
- The cost to income ratio fell from 48% in FY 00 to 43% in FY 01, demonstrating our continued active management of expenses.
- In FY 01, AMPFS exited Australian Administration Services Pty Ltd and the administration of stand-alone superannuation plans and consulting services.

Cost to income ratio improves by 5 percentage points to 43%

Continue to build a powerful distribution platform

Net cashflows improve by 61% on FY 00

- Net cashflows in FY 01 improved by almost A$1,000m to A$2,600m. The much improved result was driven by solid growth in inflows and rising persistency.
- New business grew by 7% from A$9,836m in FY 00 to A$10,538m in FY 01.
- AMPFS continues to develop the skills of its planners and now has 18% of planners with over three years experience who have attained Certified Financial Planner status. The five year retention rate for AMPFS planners is 66%.
- We continue to leverage our multi-channel distribution strategy. Existing channels all grew in FY 01:
  - AMP Financial Planning and Hillross recorded moderate growth in very difficult market conditions in FY 01
  - AMP's share of the corporate superannuation market increased
  - a record number of 3rd party distributors are now doing business with AMP, driving a 19% increase in new business
  - AMP Direct showed substantial growth in its first full year of operation, with sales rising by 68% to A$196m
  - a general insurance distribution channel was established successfully in the year following the sale of AMP's manufacturing business to Suncorp Metway.

Reposition as a technology smart business

eBusiness initiatives strengthened in FY 01

- AMP Lifetrack, a comprehensive insurance product offering, was launched in New Zealand in August 2001 with outstanding growth in the final months of the year. This capability will be customised for Australia in FY 02.
- AMP's eBusiness capabilities were strengthened in FY 01:
  - new functionality of My Portfolio which provided greater in-depth information for planners (via planner portal), 3rd party distributors (via a dedicated portal) and customers (via amp.com.au). For example, detailed product and portfolio information, transaction histories and asset allocation information give both planners and customers a greater ability to self serve
  - developing over 1,100 planner websites
  - iBelong, a retail online shopping service
  - the online financial planning tool, My Plan
  - CRM technology has improved our ability to manage customer interactions across multiple distribution channels.
- AMP customers visiting the website increased from 10% to 16% during FY 01.
- Internet market researcher, RedSheriff, found AMP to be among the most popular sites accessed from work[1].

1. Sunday Telegraph, 14 October 2001.

Leverage from AMP's major sponsorships: brand management

Journey of a Nation expo a success

- The AMP brand in Australia is the best known, most considered and most preferred brand for retirement products, personal insurance, superannuation and managed investments (source: Colmar Brunton).
- More than 300,000 people visited AMP's Journey of a Nation expo which visited 40 locations across Australia in FY 01. The campaign which has now ended, capitalised on our strong brand positioning in rural communities across Australia, showcased new products and services, and promoted local planners.

Know, serve and market to customers better

Customer service standards at record levels

- Customer service standards continue to break records, improving from 76% for December 2000 to 90% in December 2001. Service standards have been reset to match first quartile competitors in all key areas in the first quarter of FY 02.
- Through our CRM technology, we have introduced new systems to understand our customers better, and our marketing has become more targeted. This allows us to communicate in various ways with our different customer segments (such as our "baby boomers" and "generation X" campaigns).
- AMP won an ASSIRT Service Level Award as the "Best Technical Services Support, 2001 Service Award".

Outlook

Market dynamics – what we expect

Market uncertainty expected to lead to more stringent requirements for industry

- Ongoing uncertainty in global markets, and the recent collapse of large corporates are likely to result in more stringent regulatory control and capital requirements.
- As consumers become better informed and more sophisticated, they will be more demanding of their financial services provider, particularly with regard to choice, service and personalisation.
- Continued movement of "baby boomer" customer base into the "disaccumulation" phase.
- Consolidation of distribution platforms will result in "one-stop shop" offerings which will carry all retail funds and direct shares, with the intermediary becoming the most important part of the value chain.
- Ongoing risk of planner exits from dealer groups to newly-formed independent groups.

Implications for AMP – what we think it means for us

- We need to:
  - be easy to deal with for planners and customers by providing the highest sustainable levels of customer service and support to ensure market competitiveness
  - excel at doing business through planners, direct, and corporate superannuation channels
  - know, serve and market our customers better
  - position AMP as a modern, premier provider of trusted advice and wealth management products
  - run our business more efficiently, with wise management of cost and shareholder capital
  - sharpen the can-do culture, making AMPFS a place where the best people thrive
  - build on the foundation of our current financial services offerings, exploring alliances and co-branding opportunities.

What we are doing about it

Pursue strong growth in earnings

Maintain cost to income ratio in the low 40s

- Operating margins improvements are expected in FY 02 and will be driven by:
  - reduced unit costs with a continued focus on maintaining the cost to income ratio in the low 40s by increasing operational efficiency through optimising shared service usage, technology opportunities and system rationalisation
  - sustained strong business and net cashflow growth. Target new business growth continues to be 10% to 15% per annum.
- Note it is expected that initiatives to maintain a sufficient level of invested capital by selective closure of capital intensive products, combined with changes to asset mixes backing existing products will adversely impact operating margins, all things being equal, by A$20m in FY 02. However, this strategy will increase return on capital in future years.

Continue to build a powerful distribution platform

AMPFS will continue to penetrate 3rd party distributors market

- Strengthen AMP's relationship with its planners by offering superior products, excellent service, robust technology, ease of access, integrated marketing, strong brand recognition and attractive remuneration.
- Provide high quality dealer group services to 3rd party distributors to position AMP as an attractive business partner.
- Continue the aggressive positioning of AMP Direct and AMP@Work as an integrated component of our distribution platform, at the same time complementing and adding value to planner business.

Reposition as a technology smart business

Further develop e-initiatives

- Continue focused investment in leading edge reusable product systems to enable more flexible product offerings while rationalising the number of existing platforms.
- Further develop e-initiatives to increase efficiency including online capabilities for self service and automated advice integrated with lead generation to planners and 3rd party distributors.

Leverage from AMP's major sponsorships: brand management

Promote brand as wealth creation and protection advice

- Continue to reposition AMPFS as a dynamic, progressive and technology smart provider of wealth creation and protection advice, products and services to meet customer needs.
- Enhance AMP's status as a socially responsible organisation and contributor to the communities in which it operates.

Know, serve and market to customers better

Ensure AMPFS is easy to do business with

- Make AMP easy to deal with for our planners and customers by having simple to understand customer access points, effective and simplified sales processes, product design and communications.
- Capture and use customer information so that the customer's experience aligns to their needs, expectations and value.
- Better use of market segmentation, (especially to target "baby boomer" and "generation X" customer bases), to deliver relevant products, services and communication, recognising the value these customers provide AMP today and in the future.
- Continue to invest in CRM initiatives to enhance the efficiency and effectiveness of customer knowledge.

UK Financial Services

Profit & loss account

£m	FY 01	FY 00	2H 01	1H 01
Profit margins released	**83**	87	34	49
Profit margins - other operations	**(4)**	(11)	-	(4)
Total profit margins	**79**	76	34	45
Experience profits	**23**	1	25	(2)
Capitalised (losses)/reversals	**16**	23	(1)	17
Total operating margins	**118**	100	58	60
Net investment income	**85**	78	45	40
Operating profit after income tax	**203**	178	103	100
Cost to income ratio	**60%**	65%	57%	63%

Core recurring operating margin up 25% (excl. Towry Law, Ample and Interactive Investor)

Operating profit improves

- Despite volatile economic conditions operating profit after tax is up 14% on FY 00 from £178m to £203m.
- Depressed investment markets impacted the emergence of planned margin in the second half of the year by some £12m. There will be an increasing trend for the emergence of profit in the business support operations in other operating margins.

Other operating margins reflect BSO efficiency

- Other operating margins reflect improved service company economics due to reduced costs and increased business volumes. New activities (Towry Law, Ample and Interactive Investor) contributed a £7m loss.

Significant experience profits in FY01

- Experience profits reflect the emergence of favourable variances on cost, tax and provisions.

ROIC improved despite volatility

- Return on invested capital improved slightly from 10.1% to 10.2% despite volatile markets and impact of:
  - increased capital requirements from the acquisition of Ample and Interactive Investor (excluding the impact of new acquisitions, ROIC would be 11.1%)
  - difficult market conditions limited impact of proposed capital efficiency programs.

Performance against key initiatives

ROBUE	13.2%
ROIC	10.2%
Cost to income	60%
Growth in VNB	12.5%
EV growth	-12.8%
Controllable Costs ↓	by 9%

Grow profitability

- Successful integration of UKFS management has improved operational efficiency with one common financial system implemented in Q4 01.
- We have rationalised our administration platform so that the majority of our new business is now written on three platforms.
- UKFS has leveraged the relationship with AMP Banking for which it has sold £191m of mortgages. £58m of UKFS monies on maturing policies have been channelled to AMP Banking during FY 01.
- We have implemented a Single Marketing Group (SMG) to increase sales and reduce costs. This has delivered the following benefits:
  - enabling the sales force to sell products from all three brands to customers for the first time
  - maximising efficiencies and synergies across UKFS and reducing duplication of products from around 190 to a range of 40 offerings
  - delivering a single platform for product development and rationalising back office technology and systems
  - enabling significant culture change.

UKFS life companies covered by one service company

- A service company has been extended to cover all of UKFS from 2H 01. This has enabled us to provide cost certainty for policyholders with back office administration conducted at a defined price (approved by UK regulators).

SMG delivers selling capability across brands

- Our Target Operating Model has been developed with the focus on growing profitability, reducing costs and moving to a more efficient capital structure.

Grow business in chosen markets

- Following the integration of Pearl, London Life and NPI businesses into AMP UKFS, we launched our global brand to the UK retail market introducing AMP Pearl, AMP London Life and AMP NPI.

Progressing multi-distribution strategy

- We acquired Towry Law to support UKFS' multi-distribution strategy and give AMP a share in the distribution margin secured by the dominant IFA market (IFAs account for approximately 65% of all product sales).
- 2001 was an important year for our wholesaling activities in the IFA market. We have made significant progress in refocusing activity on higher value IFAs and have gained further panel positions with many leading IFA firms. We have also succeeded in changing the product mix towards pensions - in particular stakeholder and group.
- Towards year end launched UKFS' Household Advisers, a direct sales force proposition, offering a combination of bank and insurance products to target a widening gap in the face-to-face market. This will enable us to take advantage of the two tiered approach currently proposed under depolarisation (see below).

Launch of direct initiatives to self-directed investors

- We have begun to create a focused highly skilled team of financial planners (merging parts of the DSF and NPI sales team) that will be further expanded and developed during 2002.
- By integrating Interactive Investor and Ample into our core UK operations, we were able to achieve our objective of remaining at the forefront of internet developments, minimising the marginal cost of these new capabilities.

Be a recognised leader in chosen fields

- NPI Global Care Income received 1st place for 1 yr UK Linked Fund at the Standard & Poors' awards.
- NPI Far East (inc. Japan sector) received 1st place for 1 yr UK Individual Pensions at the Standard & Poors' awards.
- AMP NPI was rewarded for: Recognising Product & Service Excellence, Planned Savings Awards 2001.
- AMP NPI came third for Ethical Investments Product Excellence, Planned Savings Awards 2001.
- Ample received the following accolades in 2001:
  - Best Website Content, Investors Chronicle UK Investment Awards 2001 Winner
  - Best Bulletin Boards, Investors Week Online Finance Awards 2001 Winner
  - Best Website Tools and Content, Investors Week Online Finance Awards 2001 Highly Commended
  - Find Website of the Year 2001 where it was one of three winners.
- The technical and advisory service team within IFA division continues to receive excellent feedback from IFAs.

Outlook

Market dynamics – what we expect

Polarisation rules to be relaxed, offering greater opportunities

- Continued market growth ahead of GDP, particularly in the post-retirement segment, despite short term dip in UK equity markets.
- Radical reforms to current regulations proposed but the actual impact will depend on the detail of their implementation:
  - abolition of the current polarisation regulations - enabling previously "tied" sales forces to offer products from a range of providers, and advisers to multi-tie with providers
  - ending the distinction between independent financial advisors (IFAs) who are not tied to any product provider and "tied advisors" who are tied to one product provider and only allowed to offer their products. In future, tied advisors will be able to offer products from a range of manufacturers and IFAs will only be allowed to retain the "independent" label if they work on an "agreed payment basis" (in an attempt to remove the potential for commission bias). Advisors not wishing to be tied or work on the above basis will be allowed to continue to offer advice on a broad range of providers products, but be required to use a different title (suggested to be "Authorised Financial Advisors")
  - abolition of the "Better than Best" rules for companies with shareholdings in independent financial adviser firms
  - potential introduction of a tier of lower qualified advisors able to sell a restricted product set to lower income customers.

Expected continued growth of UK market

- Strong competition for distribution across the industry compounded by pending relaxation of polarisation regulations.
- Likely government introduction of measures to encourage savings, particularly for the less affluent eg two-tier advice, child trust funds. We have worked actively with the government on these proposals.
- Rise of flexible, simpler, fund-like products will continue to put pressure on industry margins.
- Choice and flexibility will increase in importance to the consumer.
- Extension of regulation to additional products as indicated by recent moves to regulate both mortgages and health insurance.

Implications for AMP – what we think it means for us

UKFS ideally positioned for regulatory changes

- UKFS is well positioned to benefit from the proposed changes to polarisation:
  - under a "multi-tied" environment, UKFS will be able to enhance its own manufactured solutions with "best of breed" products from other providers thereby increasing choice to customers served by our direct sales forces
  - regulatory change will cause market discontinuities which AMP is well placed to benefit from eg potential to recruit Registered Individuals into Advisory Services
  - ahead of the changes to polarisation, AMP had already secured an IFA distribution presence in Towry Law. We intend to build the number of IFAs to take advantage of the proposed regulatory reforms which will make it easier for Towry Law to sell AMP manufactured products
  - multi-ties presents the opportunity to leverage Stakeholder and Group Pensions expertise as a 3rd party manufacturer for other providers
  - greater opportunities to sell the market leading products within the UKFS portfolio through other sales forces.
- Market growth in the post retirement segment, combined with the potential for changes to the annuity purchase rules, presents an excellent opportunity for UKFS to leverage AMP Retirement Services.
- Further improvements in cost efficiencies are required to counter expected pressure on margins.
- UKFS is well placed to offer holistic wealth management services through its strong advice capability.

Key operational initiatives – what are we doing about it

Roll out of Target Operating Model across UKFS

The Target Operating Model has been designed to provide the framework for how UKFS should operate in the future. This framework articulates the structure, focus, organisational positioning and competencies required for UKFS to fulfil its strategy and the program of change to achieve it. There are four key themes:

- costs – disciplined management of unit costs
- advice – advice as a differentiator
- relationships – customers, alliances, partners, distributors
- existing customers– focus on existing customers and target segments.

In particular we will:

Continue to establish a powerful multi-distribution platform

- continue to build diversified and integrated distribution channels through the development of new propositions covering service and advice – from simplified direct sales serviced by technology/sales force to fully qualified financial advice targeting high net worth customers
- leverage our multi-channel distribution and packaging capability to maximise alliance and other opportunities arising from the proposed relaxation of polarisation regulations
- stand out in the market by offering quality advice through the further expansion of Towry Law and the expansion of the financial planning activities within the direct sales force
- UKFS direct initiatives (including Invest Direct, AMP London Life and Digital Television) will target a growing population of self-directed investors as well as providing additional distribution choice to our existing customer base
- continue to build our franchise with IFAs and provide aggregation tools to IFAs

Focus on efficiency and disciplined cost management

- match business activity to profitability and customer segments through careful analysis of our customer base and target segments
- continue disciplined cost management using the new service company implemented in 2001 to deliver these savings to the shareholders
- progress initiatives to manage and improve capital efficiency
- promote and build the AMP co-brands through campaigns and leverage of sponsorship and community activities.

Henderson Global Investors

Profit & loss account

A$m	FY 01	FY 00	2H 01	1H 01
Fee income	**964**	994	491	473
Other income	**13**	10	6	7
Total income	**977**	1,004	497	480
Management expenses	**(668)**	(682)	(336)	(332)
Operating profit before income tax	**309**	322	161	148
Income tax	**(92)**	(99)	(49)	(43)
Operating profit after income tax	**217**	223	112	105
Non recurring items (after income tax)	**2**	99	(8)	10
Profit after income tax	**219**	322	104	115
Profit after income tax represented by				
Operating margins	**208**	216	108	100
Non recurring items	**2**	99	(8)	10
Net investment income on shareholder capital	**9**	7	4	5
Profit after income tax	**219**	322	104	115
Cost to income ratio	**68%**	68%	68%	69%

Resilient operating profit in volatile markets

Robust trading result in difficult global markets

- Core operating profit after income tax of A$217m (3% lower than FY 00), demonstrates a robust trading result (during a year when the MSCI World US$ Total Return Index has on average fallen by 18% from its 2000 level).
- Diversification of the business across asset class and geography combined with excellent growth in our UK institutional business has contributed to this performance.
- Institutional mandate wins, both in the UK and in Asia Pacific, have helped generate gross 4Q 01 external cash inflows of A$12bn (up 29% on 3Q 01) and net external cash inflows in the final quarter of A$7.6bn (up A$5.9bn on 3Q 01).
- Gross external cash inflows for FY 01 were A$38bn with net external cash inflows of A$17.5bn.

Improved operating efficiency

Controllable costs reduced by A$14m

- Proactive cost control measures have reduced management expenses to A$668m for FY 01, a reduction of A$14m (2%) on the prior year.
- Cost to income ratio reduced from 69% for 1H 01 to 68% for the full year.
- Business restructure completed to maintain competitive position for 2002 and re-deploy resources to priority high margin growth areas.

Non recurring items

- Profit on sale of non core business (Resolve Engineering) included in 1H 01 of A$10m.
- Restructure costs in 2H 01 were A$8m.
- FY 00 included one-off technology investment performance fees of A$99m.

Performance against key initiatives

ROBUE		44.3%
ROIC		11.2%
Cost to income		68%
Controllable Costs	↓	by 2%

Won 43 awards globally, ranked number 7 in Europe

Deliver superior investment performance

- 60% of funds by value, met or exceeded benchmark in the 12 months ended 31 December 2001.
- Won 43 awards globally in 2001 including "Best Fund Management Group from Companies", Reuters Survey of Australia and New Zealand.
- Ranked number 7 in Europe in Morningstar/Global Pensions table of fund managers based on consistency of investment process and performance.
- Strengthened UK income and growth, Socially Responsible Investments (SRI), technology and Australian fixed income investment capabilities through focused recruitment of professionals with established market reputations.

Successful launches in the US, Middle East, Hong Kong and Europe

Extend geographic reach and strengthen distribution

- Successfully launched a suite of five US mutual funds, providing Henderson with its first own branded funds range specifically aimed at US investors.
- Recruited a high calibre candidate to lead implementation of the business plan for the A$1 trillion Toshin (Japanese retail mutual fund) market. Approval for an operating licence is expected in March 2002.
- Hong Kong office officially opened with good media and client interest.
- Established a strategic alliance with United Bank of Kuwait in the Middle East raising A$1.1b of assets under management.
- Established a German 50:50 joint venture property investment company with MM Warburg & Co. to manage funds for institutional investors seeking to strengthen their international property exposure.

Largest ever launch of a Henderson fund

Develop innovative products

- Launched a range of global specialist and fund of fund absolute return funds, including a UK market neutral fund, to complement the existing suite. Henderson now has in excess of A$1b in assets under management in alternative investment products.
- Launched a collateralised debt obligation fund raising around A$650m, the largest ever launch of a Henderson fund.
- Relaunched the Horizon Luxembourg domiciled SICAV fund range, including nine new funds with multiple share classes and performance fees.

Business restructured for growth

Manage Henderson as an efficient, focused and value added business

- 2H 01 operating margin (before non recurring items) increased by A$8m (8%) on 1H 01 as a result of revenue growth and cost control.
- Completion of structure and staffing review saving in excess of A$15m of staff costs annualised from 2002. To achieve these cost savings, A$8m of restructure costs have been incurred.

Clear vision and strategy

Develop global brand, culture and values

- Targeted promotional activity continues to raise awareness of the Henderson Global Investors brand in the UK and core European markets including Germany and Italy, plus Asia Pacific.
- The introduction of the global intranet, the Source, and other initiatives were undertaken to communicate clear vision and strategy and develop a common culture across the business.
- More than 70% of staff participated in the annual Group wide employee engagement survey, the second highest participation of any AMP business unit. The results showed an improvement on the previous year and were consistent across geographies.

Outlook

Market dynamics – what we expect

Further deregulation and increased personal savings

- Continued volatility in major financial markets.
- Further deregulation of financial markets and emergence of open architecture models will lead to an increased requirement for multi-channel distribution.
- Increase in savings as governments and institutions transfer responsibility for retirement saving to individuals.
- Enhanced investor sophistication given increased access to quality financial information.

Implications – what we think it means for us

Opportunities in all major global savings markets

- Need to maintain focus on core business and areas of existing competitive advantage.
- Potential expansion opportunities in all major global savings markets.
- Opportunities for the development of new distribution channels, including online capabilities, whilst maximising the opportunity from existing distribution capabilities.
- Need to continue development of higher margin specialist products.

What we are doing about it

Deliver superior investment performance

- Selective enhancement of investment capabilities through focused recruitment of professionals with established market credentials.

Extend geographic reach and strengthen distribution

Increased presence in Europe, North America and Asia Pacific

- UK – continue to develop products and services for the UK retail market including AMP UKFS' distribution capabilities.
- Europe – establish local infrastructure in selective markets whilst further developing retail distribution through agreements with global and local distributors and property distribution through joint ventures and strategic alliances.
- North America – grow newly established mutual fund operations through further establishment of distribution agreements, whilst consolidating the existing sub-advisory relationship with Mackenzie.
- Asia – continue to broaden international product range in Singapore and Hong Kong and examine opportunities, in conjunction with other AMP Group companies.
- Japan – implement plan to enter the Japanese collective investment market.

Develop innovative products

Continued product innovation

- Launch products that meet market trends for global equities, property securities, enhanced index and private equity funds.
- Consolidate specialism in alternative investment products through the launch of further absolute return funds, a collateralised loan obligation and a specialist money market fund.
- Collaborate with other AMP Group companies on development of new investment products including a defined contribution pensions product for the UK market.
- Use internal research and development web to incubate new ideas and leverage expertise and intellectual vigour.

Manage Henderson as an efficient, focused and value added business

Maintain focus on core markets, products and services

- Implement recommendations of the internal review to rationalise the existing product range and exit low margin and non-core operations.
- Co-ordinate with other AMP Group companies to share infrastructure and avoid overlap eg Japan, Singapore and Europe.
- Selectively fill key capability gaps through focused market-specific strategic alliances and acquisitions.

Develop global brand, culture and values

- Further establish branding through selective global marketing activities.
- Enhance communication and knowledge sharing across the global business through the new global intranet infrastructure.

AMP International

AMP International (renamed from ITV[1]) was formed at the end of 2000 to identify new revenue opportunities worldwide and exploit high growth value creation opportunities by leveraging off the strengths of AMP. AMPI is made up of a number of operating business and development units. The table shows the scope of business and region of operation for each business area:

AMPI Businesses	Scope of Business	Country / Region
AMP Banking	Retail banking	Australia New Zealand United Kingdom
Cogent	Asset administration services	United Kingdom - London - Glasgow - Peterborough Jersey Ireland Luxembourg Australia and New Zealand
Virgin Money	Retail financial services Business development	United Kingdom - 50:50 joint venture International
AMP Asia	Retail financial services Business development	India – joint venture Japan – joint venture Asia
AMP Europe	Business development	Continental Europe
AMP New Ventures	Business development	Mainly home markets

AMP International:
- *high growth businesses*
- *international expansion*

Overview

In 2001, AMP International achieved greater value and efficiency and improved growth from the operating businesses and achieved successful geographic expansion.

Highlights

- Launched businesses in Indian and Japanese retail financial services markets involving intensive reuse of AMP skills and assets.
- Restructured and integrated Virgin Direct and Virginmoney into a single business, building greater distribution capability and rebranding customer propositions under Virgin Money.
- Delivered solid growth and profitability in AMP Banking Australia and New Zealand.
- Created a global management structure and operating platform across Cogent, and expanded its outsource offer through three new offices and enhanced retail services.
- Created AMP New Ventures to identify and fast track new revenue opportunities.
- Developed new online investment service, Ample, and acquired Interactive Investor to create an integrated market-leading service for UK financial services.
- Established an infrastructure for AMP Europe to leverage existing expertise in retirement savings and mutual funds.

Outlook

- The focus will continue on rapid growth in the operating businesses with a disciplined approach to capital utilisation and returns.
- Additionally, AMP International will seek opportunities for expansion in markets that have better than average economic growth and high estimated growth rates in wealth creation products and services, while also meeting AMP's investment criteria. Selected countries in Asia and continental Europe are priorities.
- AMP International is committed to exporting AMP's core capabilities into new markets.

Note
1. AMP International and Technology Ventures (ITV) was renamed AMP International to reflect the international nature of its portfolio.

AMP Banking

Profit & loss account

Achieved operational profitability in Australia and New Zealand

Building the platform for future growth in the UK in line with plans

A$m	FY 01	FY 00	2H 01	1H 01
Australasia (1)				
Net interest income	**138**	112	72	66
Other income	**23**	24	12	11
Total income	**161**	136	84	77
Management expenses	**(151)**	(149)	(78)	(73)
Business Development Projects	**(6)**	(10)	(3)	(3)
Total expenses	**(157)**	(159)	(81)	(76)
Operating profit before income tax	**4**	(23)	3	1
Income tax	**1**	6	1	-
Operating profit after income tax	**5**	(17)	4	1
United Kingdom (2)				
Total income	**4**	1	2	2
Total expenses	**(29)**	(10)	(17)	(12)
Operating profit before income tax	**(25)**	(9)	(15)	(10)
Income tax	**7**	2	4	3
Operating profit after income tax	**(18)**	(7)	(11)	(7)
Consolidated				
Total operating profit after income tax	**(13)**	(24)	(7)	(6)
Cost to income ratio	**105%**	115%	105%	106%

Performance

Cost containment and profitable portfolio growth

- AMP Banking's Australasian business delivered an operating profit after income tax of A$5m (compares to a FY 00 operating loss of A$17m). In line with expectations, the UK loss reflects the continuing development costs of establishing the business in the UK market.
- Mortgage business exceeded expectations with A$2.9bn of new loans written. Sales growth was 46% higher than FY 00. Total mortgages and credit cards grew to A$7.5bn, an increase of 15% over last year.
- Deposits increased by 25% on FY 00. Total retail deposits now exceed A$1.9bn.
- As income improved by 20% over FY 00, expenses continue to be tightly managed, resulting in a 10 percentage points improvement in the total cost to income ratio, which includes the investment in building new capability in the UK business.
- Staff numbers decreased by 15% on FY 00 levels as new technologies and process efficiencies are implemented. In 2001, internal restructuring of operations was completed. This resulted in a centralised operations and call centre capability for Australia and New Zealand.
- AMP Banking securitised A$1.3bn of its Australian loan book in 2H 01 and continues to explore opportunities to further improve capital efficiency.

Outlook

- Markets in Australia, New Zealand and the UK are expected to grow marginally in 2002. Recent interest rate cuts, in all markets, are helping to maintain lending levels.
- Continuing government support for the housing industry will help sustain the moderate growth outlook for Australian residential home lending in 1H 02.
- UK growth opportunities are substantial for AMP Banking as UKFS builds its distribution capability, where banking products and services are an increasing feature in the customer offering.

Key initiatives

- AMP Banking will continue to align its customer, marketing and distribution strategies to target AMP customers, as well as broadening its distribution capacity through alliances with independent mortgage brokers and financial advisers.

Notes
1. Australasia includes the results of AMP Banking, AMP Finance Limited, GIO Building Society and AEMS/EPFS (NZ).
2. UK Branch commenced in June 2000. FY 00 results reflect June to December only.

Cogent

Profit & loss account

Continued growth in profitability - up 33% for FY 01

A$m	FY 01	FY 00	2H 01	1H 01
Internal fee income	**124**	110	65	59
External fee income	**122**	77	65	57
Other income	**2**	2	1	1
Total income	**248**	189	131	117
Management expenses	**(214)**	(163)	(113)	(101)
Operating profit before income tax	**34**	26	18	16
Income tax	**(10)**	(8)	(6)	(4)
Operating profit after income tax	**24**	18	12	12

Operating profit after income tax represented by				
Operating margins	**22**	17	11	11
Net investment income on shareholder capital	**2**	1	1	1
Operating profit after income tax	**24**	18	12	12
Cost to income ratio	**86%**	86%	86%	86%

ROBUE	40.3%
ROIC	29.6%
Cost to income	86%
Controllable Costs	↑ by 32%

Performance

- Cogent's organic and new business growth for FY 01 was pleasing, despite very challenging market conditions. Results for FY 01 show a material improvement in terms of income and profit with increased profitability of 33% over FY 00.
- Income increased by 31% over FY 00 with external clients accounting for 50% of total income. This reflects Cogent's continuing success in the marketplace for asset administration services.
- These results were achieved while delivering on the strategic development priority of expanding the total outsource offer. It included opening three new operations, in Glasgow, Peterborough and Jersey, while extending and enhancing retail services.

Outlook

Broadening product offerings to existing clients

- Increased use and acceptance of outsourcing of asset administration services, and the prospects for improved investment markets in 2002.
- Complete development of the total outsource solution throughout 2002. This positions Cogent well for rapid expansion, despite growing competitive threats.
- The growth of international funds management businesses provides Cogent with a unique opportunity to be a leading provider of a globally integrated outsourcing service.

Key initiatives

Improving global capability

Adding new external clients

- Continue to develop the global operating model, establishing common integrated services for asset managers.
- Strengthen wholesale outsource services in both the UK and Australia, based on the new fund accounting platform, to deliver a market-leading service.
- Enhance the already successful retail capabilities in the UK and European offshore fund markets, and establish the facilities in Australia.
- Develop extended and new products and services to increase Cogent's share of the value chain.
- Continue to investigate developing operations in new territories where demand for outsourced asset administration operations is increasing, and to further support our existing clients.

Virgin Money

Performance

Virgin Direct and Virginmoney merged into a single Virgin Money brand

Launch of the Virgin Card

- In 2001, AMP refocused and streamlined its investment in the UK-based Virgin joint ventures. Selling its 25% stake in Virgin One to former partner, The Royal Bank of Scotland, AMP realised a profit of A$76m on its original investment.
- To realise greater value, the best features of the Virgin Direct and Virginmoney operations, both owned 50:50 by AMP and Virgin, were combined to create Virgin Money.
- In January 2002, Virgin Money launched the Virgin Card, a new flexible loyalty and credit card, which allows customers to choose the card's features ranging from the interest rate, fee, rewards and even the visual design.

Key initiatives

- Under the Virgin Money brand, the new operation will further expand its range of direct value-for-money financial products, such as mortgages, pensions, life and general insurance and personal loans.

AMP Asia

Performance

In line with the strategy of expanding from our home markets, AMP Asia has launched businesses in India and Japan through the establishment of partnerships and alliances.

India

Launched Indian and Japanese businesses in January 2002

- Launched AMP Sanmar Assurance Company Limited (ASAL), a joint venture with the Sanmar Group, one of India's largest industrial groups. AMP has a 26% stake in ASAL (the maximum currently allowed by Indian regulation).
- Headquartered in Chennai, the business will distribute life insurance products. In January 2002, the venture had 120 licensed advisers based in 27 cities across India.

Japan

Search for emerging opportunities in Asia continues

- Launched business operations in Japan, through alliance agreements with NEC and Miroku Jyoho Service Co. and FP Planet, distributing a targeted range of financial products through both face-to-face and direct channels, and e-enabled distribution platforms. This enables AMP to exploit its distribution management technology capabilities developed in Australia and the UK.
- Sales of Toshin (investment trusts) commenced on 15 January 2002, and sales of defined contribution pensions (DCP) are scheduled to commence in 2Q 02.

China

- In 2001, after a comprehensive and careful analysis of a major opportunity in China, AMP decided not to proceed. Entry options and opportunities into this high potential market will remain under ongoing review.

Key initiatives

- Extending products and services, initially in Japan by seeking further distribution agreements and launching defined contribution pensions (1H 02) and, in India quickly building the business.
- The search for emerging opportunities in the high growth Asian markets.

AMP Europe

Building on pensions and market reform in Europe

- The AMP Europe team was formed in 2H 01 to evaluate, prioritise and action AMP's entry strategy into retail financial services in continental Europe. The team is targeting economies where demand for wealth management products and services is growing rapidly on the back of pensions and market reform.
- The objective is to select market entry opportunities that:
  - leverage AMP's core skills and expertise
  - build on AMP's existing presence and relationships in Europe.
- The greater emphasis on private pension provision will also create a greater level of demand for well developed financial planning and distribution services, another key competency within AMP.

AMP New Ventures

Creating transformation opportunities by leveraging AMP's assets

In 2001, an internal development unit (incorporating the former Global eBusiness unit) was established to support value creation by promoting and rapidly developing emerging business opportunities from AMP's existing portfolio of assets and home markets. It will also test other opportunities and initiatives, especially where these have potential cross-business unit application.

Discontinued Business

Profit & loss account

A$m	FY 01	FY 00	2H 01	1H 01
Gross written premium	**123**	115	87	36
Reinsurance premium	**(43)**	(124)	(39)	(4)
Change in unearned premium reserve	**11**	319	-	11
Net earned premium	**91**	310	48	43
Claims expense	**(416)**	(1,215)	(106)	(310)
Reinsurance recoveries	**122**	333	66	56
Net claims	**(294)**	(882)	(40)	(254)
Net expenses	**(79)**	(60)	(62)	(17)
Investment income on technical reserves	**373**	565	138	235
Adjusted underwriting profit/(loss)	**91**	(67)	84	7
Income tax	**18**	45	-	18
Total operating margins	**109**	(22)	84	25
Investment income on shareholder capital	**36**	7	24	12
Operating profit/(loss) before income tax	**145**	(15)	108	37

Discontinued Business includes reinsurance operations in run-off and all AMP General business (included in the second half results) managed by Cobalt RunOff Services.

Operating result

- Continued positive result from the reinsurance run-off business offset by reserve strengthening required in some insurance portfolios.
- Improved investment income on shareholders' funds resulting from greater fund balances and enhanced yields.
- Pro-active claims handling coupled with strong actuarial support has enhanced management of the portfolios and understanding of the risk.

Outlook and key initiatives

- Cobalt has entered into contracts for the provision of services to parties outside of the AMP Group and will engage in marketing activities to secure further external fee revenue.
- A separate Asset Recovery unit has been established to focus on the early realisation of reinsurance and other recoveries.

Note
1. The income tax credit includes capitalised tax losses, some of which have been transferred to other group entities.

Corporate Office

A$m	FY 01	FY 00	2H 01	1H 01
Investment income				
Investment income on shareholder capital	**(26)**	617	(51)	25
Less normalised income to business units	**(533)**	(511)	(275)	(258)
Net corporate office investment income on shareholder capital	**(559)**	106	(326)	(233)
Interest expense	**(242)**	(278)	(112)	(130)
Corporate office and other expenses				
Costs not recovered from BU's	**(90)**	(92)	(60)	(30)
Goodwill amortisation	**(55)**	(21)	(28)	(27)
Restructuring and non recurring costs	**(12)**	(36)	(4)	(8)
Total corporate office and other expenses	**(157)**	(149)	(92)	(65)

Core corporate costs contained in line with measures taken across the Group

- Investment income on shareholder capital is down due to weaker global investment markets, especially in the UK where equity markets fell 16% since the beginning of the year.
- In FY 01, non-index weightings and overall investment performance below benchmark negatively impacted investment income.
- In comparison, investment income in FY 00 was positively impacted by above benchmark performance and the inclusion of over A$230m in profit from strategic holding transactions (mainly Westpac STRYPES and Colonial).
- Interest expense has decreased due to a reduction in corporate debt in 2001. It also decreased due to a fall in official interest rates and a subsequent decrease in floating debt rates in 2001.
- Goodwill amortisation has increased significantly from prior periods. This includes goodwill amortisation of GIO Personal Investment Services Limited transferred to AMP Life at 1 January 2001 as part of the reorganisation of GIO entities relating to the exit from General Insurance manufacturing.
- Costs not recovered from BUs include development expenditure relating to AMP International initiatives in respect of AMP Asia, AMP Europe and AMP New Ventures (A$26m) as these initiatives were not operational in FY 01.
- Restructuring and non recurring costs include integration costs for AMP Banking.

Debt overview

AMP will seek to restructure debt to align with earnings sensitivities

A$m	FY 01 Corporate	FY 01 Operational	FY 01 Total	FY 00 Corporate	FY 00 Operational	FY 00 Total
Domestic Commercial Paper and NCDs		1,672	1,672		1,913	1,913
Euro Commercial Paper		1,865	1,865	159	1,113	1,272
Euro Medium Term Notes	1,608	547	2,155	2,006		2,006
Domestic Medium Term Notes		599	599		791	791
Euro Bonds			-	269		269
Other	5		5	49		49
Total senior debt	1,613	4,683	6,296	2,483	3,817	6,300
Subordinated Bonds/Notes	834	470	1,304	788	100	888
AMP Income Securities	1,240		1,240	1,240		1,240
Total subordinated debt[1]	2,074	470	2,544	2,028	100	2,128
Pearl 90:10	623		623	767		767
Loans		216	216		857	857
Bank overdrafts		4	4		84	84
Deposits-in		1,945	1,945		1,492	1,492
Other		5	5		9	9
Total debt	4,310	7,323	11,633	5,278	6,359	11,637

Corporate gearing ratios	FY 01	FY 00
Gearing - Debt/(Debt + Equity) **Target < 25 %**	16%	23%
Debt - External Debt (ex operational) + 90:10 debt but excludes Hybrid Equity	2,236	3,250
Equity - Shareholder Equity + Hybrid Equity	11,593	10,813
Gearing - Debt/Equity	45%	60%
Interest cover (times)	4.2	5.5

- Gearing is well within target levels; debt issuance is constrained by interest cover.
- Corporate debt has been reduced by approximately A$1bn for the full year.
- Reduction in corporate debt during the 2H 01 due to debt repayment on:
  - £100m Eurobond, matured 31 July 2001
  - Loan from Pearl to Virgin of £76m repaid in July 2001 upon Virgin One sale.
- Operational debt is classified in the following:
  - AMP Banking A$5.5bn
  - GIO Finance & GIO Building Society A$1.4bn
  - Other A$0.4bn.

Notes
1. For regulatory and rating purposes considered to be hybrid equity.

Value drivers and sensitivities

Given the diversity of AMP's business, this section is designed to assist you understand some of the group's basic valuation drivers and sensitivities.

Value drivers

40 Cashflows
42 New business by channel
43 Funds under management
44 Investment performance
44 Persistency
45 Market share
46 Brand strength
46 Partnerships
47 People focus
47 IT effectiveness

Embedded value and value of new business

48 Overview
49 AMPFS
51 UKFS

Sensitivities

53 Embedded value and value of new business
54 Profitability – operating margins and investment income

Cashflows

A$m	FY 01 Inflow	FY 01 Outflow	FY 01 Net	FY 00 Inflow	FY 00 Outflow	FY 00 Net
Wealth management cashflows						
AMP Financial Services						
Australian contemporary retail						
Superannuation	5,902	3,137	2,765	5,626	3,206	2,420
Managed investments	1,616	933	683	1,476	906	570
Income stream	1,321	846	475	1,219	842	377
Risk	221	82	139	192	79	113
Total	9,060	4,998	4,062	8,513	5,033	3,480
NZ contemporary retail (incl. corporate)	692	509	183	680	526	154
UK Financial Services						
UK contemporary retail						
Pensions	2,888	1,868	1,020	2,326	1,757	569
Collective investment vehicles	591	463	128	810	727	83
Life	2,415	2,257	158	2,277	1,885	392
Total	5,894	4,588	1,306	5,413	4,369	1,044
Henderson Global Investors						
Contemporary retail						
UK Collective investment vehicles	4,274	2,643	1,631	8,607	3,351	5,256
Rest of world contemporary retail	3,233	2,228	1,005	3,200	978	2,222
Total	7,507	4,871	2,636	11,807	4,329	7,478
Rest of world subadvisory	1,701	2,326	(625)	7,911	2,114	5,797
Institutional	28,758	11,058	17,700	24,115	11,114	13,001
Total contemporary retail	23,153	14,966	8,187	26,413	14,257	12,156
Total wealth management	53,612	28,350	25,262	58,439	27,485	30,954

A$m	FY 01 Inflow	FY 01 Outflow	FY 01 Net	FY 00 Inflow	FY 00 Outflow	FY 00 Net
Mature and closed books						
Australian mature/closed retail	528	2,171	(1,643)	653	2,666	(2,013)
UK mature/closed retail						
Henderson tech investment trust - closed	-	1,477	(1,477)	-	-	-
Industrial branch - closed	172	719	(547)	204	786	(582)
Endowment mortgages - closed	139	361	(222)	-	-	-
London Life - mature	335	794	(459)	280	725	(445)
Total	646	3,351	(2,705)	484	1,511	(1,027)
Rest of world mature/closed retail	-	691	(691)	-	-	-
Total mature and closed books	1,174	6,213	(5,039)	1,137	4,177	(3,040)
National Provident Life Limited	669	2,937	(2,268)	756	3,097	(2,341)

Other cashflows	FY 01 Net	FY 00 Net
Cogent - net increase in external assets under administration	31,000	25,400
AMP Bank - net increase in mortgages	950	167

A$38bn FY 01 cash inflows in Henderson

AMPFS

61% increase in AMPFS net cashflows

- Net cashflows in AMPFS (contemporary and mature/closed books) improved by around A$1,000m in FY 01 to a record A$2,600m.
- Contemporary retail showed a 17% increase in net cashflows underlining the success of the new planner incentive system and a range of initiatives to improve retention.
- All five key product areas in AMPFS reflected significant improvements from levels achieved in FY 00.

UKFS

- In UKFS, net cashflows from the contemporary book improved by 25% from A$1,044m FY 00 to A$1,306m FY 01, while the mature/closed products showed a 4% increase in net cash outflows.
- Included within cash inflows is A$161m representing matured funds which remain within the Group (deposited with AMP Bank).
- UKFS has piloted a scheme within AMP London Life to capture maturing pension funds. Through targeting this business area, we have been able to retain approximately 80% of these funds. This scheme will be rolled out across UKFS.

Cashflows (cont)

A$m	2H 01 Inflow	2H 01 Outflow	2H 01 Net	1H 01 Inflow	1H 01 Outflow	1H 01 Net
Wealth management cashflows						
AMP Financial Services						
Australian contemporary retail						
Superannuation	3,216	1,701	1,515	2,686	1,436	1,250
Managed investments	801	506	295	815	427	388
Income stream	739	474	265	582	372	210
Risk	124	45	79	97	37	60
Total	4,880	2,726	2,154	4,180	2,272	1,908
NZ contemporary retail (incl. corporate)	358	261	97	334	248	86
UK Financial Services						
UK contemporary retail						
Pensions	1,568	919	649	1,320	949	371
Collective investment vehicles	237	178	59	354	285	69
Life	1,245	1,385	(140)	1,170	872	298
Total	3,050	2,482	568	2,844	2,106	738
Henderson Global Investors						
Contemporary retail						
UK Collective investment vehicles	1,878	1,295	583	2,396	1,348	1,048
Rest of world contemporary retail	1,323	883	440	1,910	1,345	565
Total	3,201	2,178	1,023	4,306	2,693	1,613
Rest of world subadvisory	284	1,000	(716)	1,417	1,326	91
Institutional	17,721	8,795	8,926	11,037	2,263	8,774
Total contemporary retail	11,489	7,647	3,842	11,664	7,319	4,345
Total wealth management	29,494	17,442	12,052	24,118	10,908	13,210
Mature and closed books						
Australian mature/closed retail	261	1,075	(814)	267	1,096	(829)
UK mature/closed retail						
Henderson tech investment trust - closed	-	-	-	-	1,477	(1,477)
Industrial branch - closed	81	362	(281)	91	357	(266)
Endowment mortgages - closed	139	142	(3)	-	219	(219)
London Life - mature	150	393	(243)	185	401	(216)
Total	370	897	(527)	276	2,454	(2,178)
Rest of world mature/closed retail	-	-	-	-	691	(691)
Total mature and closed books	631	1,972	(1,341)	543	4,241	(3,698)
National Provident Life Limited	337	1,415	(1,078)	332	1,522	(1,190)
Other cashflows						
Cogent - net increase in external assets under administration			8,300			22,700
AMP Bank - net increase in mortgages			577			373

Henderson Global Investors

- Henderson 2H 01 external gross inflows were 27% higher than 1H 01 due mainly to continued success with Institutional mandate wins.
- Taking account of the BPL take-on in 2000 (A$4.6bn), gross cash inflows have been maintained year on year in a period of challenging markets.

Other cashflows

- In Cogent, external assets grew by 29% on FY 00. This reflects client take on activity during 1H 01 and a combination of organic growth and market movements in 2H 01.

New business by channel

A$m		FY 01	FY 00	2H 01	1H 01
AMP Financial Services					
Retail:[1]	AMP Financial Planning (AMPFP)	**5,735**	5,543	3,118	2,617
	Hillross (AMP aligned IFA's)	**820**	815	443	377
	3rd Party Distributors	**951**	802	504	447
	Corporate Superannuation - Advisers[2]	**1,871**	1,650	959	912
	Corporate Superannuation - Direct Sales Force	**285**	264	188	97
	Sub-total Financial Advisers	**9,662**	9,074	5,212	4,450
	Direct	**196**	117	94	102
Total Australia[3]		**9,858**	9,191	5,306	4,552
New Zealand		**680**	645	358	322
UK Financial Services					
Retail:	Direct Sales Force	**4,376**	4,642	1,969	2,407
	Independent Financial Advisers	**4,352**	2,944	2,304	2,048
Total UKFS[4]		**8,728**	7,586	4,273	4,455
Other UK: Virgin Money[5]		**607**	895	253	354
Henderson Global Investors					
UK Retail		**4,274**	8,607	1,878	2,396
Rest of World:	Retail	**3,233**	3,200	1,323	1,910
	Subadvisory[6]	**1,701**	7,911	284	1,417
Institutional		**28,758**	24,115	17,721	11,037
Total Henderson Global Investors		**37,966**	43,833	21,206	16,760
TOTAL AMP		**57,839**	62,150	31,396	26,443

AMP Financial Services

Despite market downturn, new business up 7% in AMPFS

- AMPFP new business for FY 01 increased by 4% on FY 00 to A$5,735m.
- New business through 3rd party distributors increased by 19% on FY 00 to A$951m.
- AMP Direct new business for FY 01 increased by 68% on FY 00 to A$196m as this channel became fully operational in FY 01.
- New business in NZ for FY 01 was strengthened by some large corporate superannuation scheme wins, improving 5% on FY 00 to A$680m.

UK Financial Services

Improved panel penetration underpins strong growth in IFA market

- Overall new business for FY 01 was up 10% (15% in A$) on FY 00 with life and pensions up a creditable 20%. However, unit trust new business is down 32% primarily on the back of poor investment markets.
- The IFA channel for UKFS increased overall by 39% (48% in A$) on FY 00 with life and pensions business up 62% on FY 00.
- New business in the Direct Sales Force (DSF) channel for UKFS is 11% (6% in A$) down on last year as a result of downtime from restructuring and training of the DSF for Single Marketing Group and sales force technology. The DSF now has a solid base from which to build profitability.

Henderson

A$650m CDO fund – largest ever launch of a Henderson fund

- UK Retail saw a reduction in gross cash inflows in 2001 due largely to the fall in Global Technology funds.
- Sales of hedge funds were in excess of A$1bn in the year, including A$100m in the first month of the new Market Neutral fund.
- The 19% growth in institutional new business demonstrates Henderson strength in this market and is across both pooled and segregated mandates. Increased new fixed interest mandates reflected investors' desire to reduce risk post September 11.

Notes
1. With the exit from the individual deed business in 2001, new business has not been reported in FY 01 and FY 00.
2. Includes employer superannuation products sold by AMPFP, Hillross and Independent Financial Advisers.
3. FY 01 excl Wholesale (A$1,882m), AMP Banking (A$809m), General Insurance (A$211m) and external business (A$308m).
4. New business excludes £191m of mortgages sold for AMP Banking during FY 01, representing 47% of total UKFS mortgage sales of £404m, as well as £363m new business in Towry Law.
5. Previously disclosed under UK Retail Direct.
6. FY 00 subadvisory numbers are distorted by the large take-on of funds from BPL in this period.

Funds under management

Assets under management have remained steady in poor global equity markets, due to a strong growth in external funds (13% of opening external AUM) and favourable currency movements.

29% increase in assets under administration

A$b	Total		Australasia		Europe & UK		North America	
	FY 01	FY 00	FY 01	FY 00	FY 01	FY 00	FY 01	FY 00
AUM - HGI	**292.4**	290.6	**78.8**	81.1	**206.2**	199.2	**7.4**	10.3
AUM - external	**8.9**	6.3	**7.5**	5.0	1.4	1.3	-	-
AUA	**137.2**	106.1	**20.1**	19.1	**117.1**	87.0	-	-
Total FUM	**438.5**	403.0	**106.4**	105.2	**324.7**	287.5	**7.4**	10.3

Towry Law assets under management (A$14.2bn) is not included above.

2001 Growth in HGI managed AUM

A$17.5bn net cashflow from external funds


310
300
290
280
270
260
A$b
290.6
17.5
(6.4)
(22.5)
13.2
292.4
01/01/2001
External Funds (net cashflow)
Life Funds (net cashflow)
Market Performance
FX Movement
31/12/2001

Assets under management (HGI only) by line of business

A$b	FY 01	1H 01	FY 00
Retail	**44.7**	47.7	54.6
Institutional	**82.0**	72.6	66.4
Internal funds	**131.6**	136.9	137.8
Property	**28.3**	27.9	25.6
Private Capital	**5.8**	6.0	6.2
Total Assets under Management	**292.4**	291.1	290.6

- Retail AUM are predominantly Henderson Investment Trusts (A$14.9b), Henderson OEICs (A$6.0b), Virgin Direct (A$6.0b), offshore funds (A$3.8b), Henderson PEPs ISAs and Portfolio Management Services (A$3.7b).
- Institutional AUM comprises Henderson external pension funds (A$60.4b), AMP Henderson superannuation funds (A$19.8b) and international institutional (A$1.8b).
- Internal funds comprise those funds sourced from AMP Group companies, but exclude internal property and private capital funds, which are included in the Property and Private Capital lines of business.
- AUM figures exclude the effect of double counting where cross holdings do not result in incremental revenue to Henderson. Cross holdings principally represent international portfolios managed by Henderson on behalf of AMP Henderson.

Note
Assets under Management (AUM) : includes all client, policyholder and shareholder assets managed by Henderson.
Assets under Management (external) : AUM (external) are client assets managed by parties other than Henderson, where AMP or its related entities provide an intermediation service to the client and this service attracts a margin. Assets managed by AMP and related entities which do not attract a fee or margin to AMP or those entities are not included in any category.
Assets under Administration (AUA) : AUA are assets managed by Cogent on behalf of non-AMP Group companies.

Investment performance

Performance for 2001

We continued to deliver investment performance during 2001 and build ongoing capability for future performance through focused recruitment and development, continued upgrade of analytical and research skills and by restructuring specialist teams.

Strength in performance is reflected by 60% of funds by value meeting or exceeding benchmark in the 12 months ended 31 December 2001. These benchmarks are either product benchmarks (relevant indices) or customer benchmarks (mandates).

Market recognition

- Won 43 awards globally in FY 01 including "Best Fund Management Group from Companies", Reuters Survey of Australia and New Zealand.
- Ranked number 7 in Europe in Morningstar/Global Pensions table of fund managers based on consistency of investment process and performance.
- Additional detail on awards for investment performance and products can be found on the website.

Persistency

	FY 01	FY 00	FY 99	FY 98
AMPFS	**84%**	82%	84%	83%
UKFS	**89%**	89%	92%	89%

AMPFS

Positive results from the new retention strategy

- The comparative data has been adjusted to exclude individual deed as AMPFS exited the business in 2001.
- The improvement in persistency from 82% in FY 00 to 84% in FY 01 reflects the success of initiatives implemented to increase retention, including new planner incentives based on net cashflows (including mature products).

UKFS

- Persistency remains stable with cash outflows down by £42m.
- As part of the Target Operating Model UKFS began implementing a retention strategy to further minimise cash outflows.

Market share

AMPFS - Australia[1]

Gross inflows A$m	Market Size	AMP	AMP Share (%)	
	2001	2001	2001	2000
12 months to 30 Sept				
Retail Superannuation[2]	39,141	9,392	24.0	19.3
Income Stream[3]	12,323	1,592	12.9	10.4
Managed Investments (excl CMTs)[4]	22,658	1,042	4.6	3.4
Risk Insurance Regular Premiums[5]	484	58	12.0	10.9

Net funds flow A$m	Market Size	AMP	AMP Rank	
	2001	2001	2001	2000
12 months to 30 Sept				
Retail Superannuation[2]	7,381	1,808	1	1
Income Stream[3]	3,143	411	3	3
Managed Investments (excl CMTs)[4]	7,580	577	5	5

Improved market share and stable rankings for AMPFS

UKFS[6]

Pensions & Life £m	Market size	AMP	AMP share (%)	
NBI - New Business Index	2001	2001	2001	2000
9 months to 30 Sept				
Pensions NBI	43,330	1,119	2.6	2.9
Life NBI	27,500	781	2.8	2.5
Overall Life and Pension Market	70,830	1,900	2.7	2.7

Maintain overall market share in the UK

HENDERSON[7]

A$b	Market Size	AMP	AMP share (%)		AMP Rank	
	2001	2001	2001	2000	2001	2000
12 months to 30 Sept						
UK collective investment schemes	780.8	41.1	5.3	5.5	3	1
Australian Total	645.3	70.4	10.9	11.8	1	1

Henderson - top institutional investment manager in Australia by market share

- The AMPFS market share for new business improved in all four key product areas:
  - Retail Superannuation improved by over 4 percentage points to a market leading 24%
  - Income Stream rose by 2.5 percentage points to 12.9%
  - Managed Investments rose by 1.2 percentage points to 4.6%
  - Risk premiums rose by 1.1 percentage points to 12.0%.
- The AMPFS outflow position for AMP is competitive with industry benchmarks in all of the three major contemporary product categories.
- UKFS sales have increased by 17% over the same period last year maintaining market share of 2.7%.
- A very positive result in the UK Life market due mainly to a 60% sales increase in Insurance ISA sales.
- We stopped writing uneconomical personal pension business in the UK, resulting in our market share in that product declining from 4% in 2000 to 1.9% in 2001. We are now focusing on the group and stakeholder pensions market (where our market share is 3.1%, up from 2.1% last year). Overall, our pension market share in the UK has declined marginally to 2.6%.
- The UK collective investment schemes have decreased their rank from 1 to 3. This reflects only a 0.2% decrease in market share and has been impacted by the loss of the Technology Investment Trust.
- Henderson has maintained its ranking as the top institutional investment manager in Australia.

Note
1. Market share data has been sourced from Plan For Life Pty Ltd.
2. *Captures Retail Superannuation for all providers (ie Master Trusts, Rollovers etc).*
3. Includes Immediate Annuities and Allocated Annuities and excludes Pensions of stand-alone and Master Trust products and Deferred Annuities.
4. Managed Investments do not include Cash Trust business (ie Cash Management Trusts).
5. Risk insurance regular premiums at 12 months to 30 June 2001.
6. Market share data has been sourced from ABI Life & Pensions.
7. *Market Share data has been sourced from Investment Management Association and the Association of Investment Trust Companies.*

Brand strength

Building and maintaining leading brand positions in core retail sectors

International brand strategy

The international brand strategy continues to reflect and support AMP's corporate strategy and key business priorities as follows:

Strengthening leading position in Australia & New Zealand

- AMP continues to leverage its icon brand in its home markets to great effect, as we further develop our positioning around wealth creation, protection and advice. We continue to leverage our distinctive brand strengths in end to end manufacturing (via AMP Henderson Global Investors), in the packaging of a range of contemporary and flexible products, and via flexible distribution either intermediated, or direct through our portfolio of transactional websites.
- Our proprietary brand tracking survey demonstrates our core strengths with the AMP brand continuing to maintain its leading position in terms of familiarity, consideration and preference for all core products (Retirement Products, Personal Insurance, Superannuation and Managed Investments). AMP is also the clear leader amongst financial institutions on core image attributes.

Evolving and growing brand awareness in the UK

Building AMP brand presence in the UK

Migration in Q4 01 from an endorsed to a co-branded strategy (AMP NPI, AMP London Life and AMP Pearl) is designed to raise awareness of AMP brand and to capitalise on the relaxation of polarisation legalisation, opening up cross-sell opportunities across the suite of retail brands.

Expanding from home bases by exporting expertise into selected new markets

Taking the AMP brand to Asia

- Indian joint venture launched in Q1 02 using AMP Sanmar brand. Tactical launch activity surrounds cricket sponsorship and use of Australian cricket captain Steve Waugh as a brand ambassador. Strong initial awareness built through launch activity.
- Successful initial launch of AMP brand in Japan Q1 02. The approach leverages distribution relationships with MJS and FP Planet, complemented by AMP-branded direct access channels.

Building world class global asset management business

Leveraging the Henderson Global Investors brand

Targeted promotional activity continues to raise awareness of the Henderson Global Investors brand in the UK and core European markets including Germany and Italy.

Partnerships

Partnerships underpin AMP's ability across the business units, geography and value chain to improve capability, efficiency, cost and agility and expand competency in a more open market environment, benefiting both customers as well as enabling faster business expansion.

Our partnerships facilitate faster business expansion

A selection of AMP's partnerships established in FY 01 include:

- strategic alliance with Italy's Banca Intesa to develop property funds
- joint venture with MM Warburg & Co to establish a specialist German property investment company (KAG)
- strategic partnership with Hong Kong based private equity firm Cap Z
- joint venture with Virgin group to create Virgin Money
- joint venture with NEC and distribution alliances with Miroku Jilhoyo Services (MJS) and FP Planet in Japan
- joint venture with the Sanmar Group in India
- product sourcing arrangements with Suncorp Metway in Australia, Royal and Sun Alliance in New Zealand, and Churchill Insurance in the UK to manufacture general insurance products for AMP customers
- multi-faceted relationship with KAZ Computer Services covering supply of technology and administration services in Australia.

People focus

Our people are an essential component in AMP's delivery of quality products and services. The strategy is to ***"Deliver outstanding business results with great people"***. In 2001 we prioritised and implemented a number of key HR activities to achieve a number of important aspects like:

80% of all staff worldwide own AMP shares

- Launching employee share plan schemes throughout the global business to align employees through share ownership
- Building employee commitment to AMP through "engagement" strategies developed in each business unit and monitoring with ongoing engagement surveys
- Identifying a significant high potential talent pool, each attending programs to develop their capabilities as current and future leaders within AMP
- Encouraging and valuing diversity in the workplace as a success factor – in 2001 AMP was awarded as an Employer of Choice for Women in Australia[1] and launched an Indigenous Cadetship program.

In addition, integrations, restructures and divestments were conducted smoothly with minimal business interruption and with improved efficiencies. They included:

- integration of Towry Law, Ample and Interactive Investor into UKFS
- restructure of the Direct Sales Force in UKFS and of Henderson investment personnel in the UK
- divestment of GI manufacturing, AAS, Corporate Superannuation and Resolve Engineering in Australia
- establishment of new divisions in India and Japan and further globalisation of functional areas.

Improvements were in the retention of key skilled staff, in upskilling capabilities and in the reduction of headcount by 23% overall.

IT effectiveness

Significant progress has been made in establishing the global operating framework required to increase the effectiveness and efficiency of IT within AMP. Our focus will continue to remain on:

CSC to deliver A$136m (£50m) UK savings over 5 years

Further improving service delivery

- The existing relationship with Computer Science Corporation (CSC) in the UK and Australia/NZ has been further extended to businesses in Japan, India and Singapore.
- In Australia, the CSC Service Improvement Program reduced high impact outages and improved day-to-day service delivery performance.
- The transfer of AMP's UK IT Infrastructure to CSC is progressing according to plan and will be complete before April 2002. This transfer is expected to deliver run rate savings of A$136m (£50m) over five years and service improvement.

Reposition IT to achieve global synergies

Repositioning for the future

- AMP's global IT capabilities have increased with the further alignment of IT business units with local business units. Also, we are achieving a higher level of collaboration across IT globally through the established global operating framework, the pursuit of common strategies, the sharing of best practice and the creation of centres of excellence.

Global approach to leverage common processes and skills

Globalising IT

- Our global approach to managing IT across AMP is demonstrated by the reuse of processes and assets, sharing IT specialists by leveraging expertise and by adopting standard methodologies.
- We have completed our Global Managed Operating Environment, which now provides a corporate standard for delivering a secure desktop framework across AMP globally. This will also support mobile users while having a lower total cost of ownership.
- IT architecture has been positioned as the foundation for delivering the benefits of managing IT on a global basis.

Successful partnership supporting strategy

Building partnerships

- Effective partnerships with suppliers of IT products and services continue to be a key factor in ensuring AMP's requirements are met in the most cost-effective manner.
- AMP's entry into Asia this year is supported by CSC through local regional partnerships, eg with NEC as our preferred technology partner and supplier in Japan.

Note
1 Equal Opportunity for Women in the Workplace Agency, October 2001.

Overview of embedded value

AMPFS other subsidiaries, UKFS unit trust & OEIC included for first time

- This information shows the embedded and new business values for the businesses of AMPFS (AMP life funds, other subsidiaries and business support operations) and UKFS (life funds of Pearl, NPI and London Life, business support operations and unit trust and Open Ended Investment Company (OEIC) business). New inclusions for 2001 are other subsidiaries for AMPFS (which includes AMPFS's unit and master trust business) and unit trust and OEIC business for UKFS.
- Assumptions used for the embedded and new business values are consistent with the best estimate assumptions used in calculating Margin on Services Policy Liabilities at the year end. For the life funds, these reflect the expenses charged to them including service company fees.
- Risk discount rates are the discount margin plus the yield on long term government bonds. Future investment earnings and inflation are also based on these long term government bond yields and do not vary with the discount margin.

Annualised yields used	31 December 2001	31 December 2000
AMPFS (10 year bonds)	6.10 %	5.53 %
UKFS (10 year gilts)	5.12 %	4.96 %

- Expected returns represent the unwinding of the discount (at the relevant discount margin over the end 2000 yield on long term bonds) on discounted values and the net expected investment return on undiscounted values.

Embedded Values as at 31 December 2001

	Capital	Discount Margin				
A$m	Included	2%	3%	4%	5%	6%
AMP Financial Services	4,377		6,863	6,613	6,386	6,183
Value of FY 01 new business			*249*	*217*	*188*	*162*
UK Financial Services	5,790	6,036	5,604	5,243	4,925	
Value of FY 01 new business		*102*	*77*	*51*	*26*	

AMPFS embedded value and value of new business


A$'m
Change in Embedded Value - AMPFS
(at the low discount margin (3%) above bond rate)
7,400
7,200
7,000
6,800
6,600
6,400
6,200
6,000
6,448
506
249
30
(29)
(105)
7,099
(236)
6,863
Management value added
Non-management
10.1% annualised
FY 2000 EV (after restatement)
Expected Return
FY2001 New Business
Other - Management
Investments & Bond Yields
Other - Non-management
FY 2001 EV (before transfers)
Net Transfer out
FY2001 EV (after transfers)


A$'m
Change in Value of New Business - AMPFS
(at the low discount margin, (3%) above bond rate)
260
240
220
200
180
160
140
120
100
145
27
31
5
8
216
17
16
249
FY 2000 VNB
Restatement Corporate Super
Inclusion of other subsidiaries
Bond Yields
Other
FY 2000 VNB Restated
Volume and mix
Unit costs and product changes
FY 2001 VNB

- Embedded value rose by 10% at the 3% discount margin (dm) (after restatement of corporate superannuation and inclusion of non-life subsidiaries).
- The management value added to embedded value in FY 01 was mainly due to:
  - new business adding A$249m at the 3% dm and A$162m at the 6% dm
  - business support operations unit cost improvements adding A$64m at the 3% dm and A$59m at the 6% dm from expense control and growth of the business
  - profit in FY 01 greater than expected adding A$39m
  - withdrawals in FY 01 higher than expected deducting A$17m at the 3% dm and A$14m at the 6% dm
  - product initiatives and changes in capital adequacy requirements deducting A$56m at the 3% dm and A$64m at the 6% dm. Higher returns can be achieved on capital released by these initiatives.

Note
Valuation models continue to be refined consistent with the development of AMPFS as a broadly based wealth management group as distinct from a life insurance company with minor support subsidiaries.

Restatement of corporate superannuation treats all corporate superannuation premium income as new business consistent with new business and cashflow reporting. Embedded Value previously included value for some future premiums regarded as regular premiums. There is an increase in Value of New Business as a result of this change.

AMPFS EMBEDDED VALUE

AMP Financial Services (A$m)	Embedded value and discount margin 3%	4%	5%	6%
Embedded value at 31 December 2000	6,495	6,188	5,913	5,668
Restatement Corporate Super	(175)	(148)	(126)	(107)
Inclusion of AFS Other	128	126	123	120
Expected return	506	527	544	560
Management value added	279	244	211	182
Non-management factors	(134)	(88)	(43)	(4)
Net transfers in/(out)	(236)	(236)	(236)	(236)
Embedded Value at 31 December 2001	6,863	6,613	6,386	6,183
Return on Embedded Value	10.1%	11.1%	12.1%	13.0%
Embedded Value comprises:				
Adjusted net assets[1]	2,047	2,047	2,047	2,047
Value of in-force business[2]	4,816	4,566	4,339	4,136
Embedded Value by major entity				
AMP Life	6,348	6,119	5,911	5,725
Business Support Operation (BSO)	341	324	309	295
Other subsidiaries	174	170	166	163
Value of New business				
2001	249	217	188	162
2000	145	115	89	67
2000 Full year restated	216	180	147	116
Value of New business by major entity - 2001				
AMP Life	175	146	120	96
Business Support Operation (BSO)	51	49	47	46
Other subsidiaries	23	22	21	20
Value of New business by major entity - 2000				
AMP Life	121	92	67	45
Business Support Operation (BSO)	24	23	22	22
Other subsidiaries		not calculated		
Value of franking credits @ 70% full value (included above)				
Value of in-force business	873	834	799	768
Value of New Business - 2001	49	44	40	36

Source: AMP Life Appointed Actuary

- The main non-management factors in FY 01 were:
  - investment returns on shareholder capital reducing value by A$70m
  - investment returns on policy owner funds reducing value by A$79m (3% dm) and A$86m (6% dm)
  - improvement in future economic assumptions due to the increase in bond yields over FY 01 adding A$120m (3% dm) and A$118m (6% dm)
  - modelling improvements and assumption changes account for the remainder.
- Net *transfers include the value of franking credits transferred out* at 70% *of face value* as well as profits transferred out.
- The value of new business in FY 01 increased from A$145m in FY 00 to A$249m in FY01 (3% dm), due to:
  - the restatement of corporate superannuation added A$27m
  - inclusion of other subsidiaries added A$31m (includes A$11m impact on BSO)
  - the increase in bond yields added A$5m
  - modelling improvements and other assumption changes added A$8m
  - increased volumes and change in mix of business added A$17m
  - unit cost improvements and product initiatives added A$16m.

Note
1. Adjusted net assets broadly represents shareholder net assets in excess of capital adequacy requirements at face value.
2. Value of in-force business includes shareholder net assets of A$1,823m at face value which are valued at a discount to expected time of release.

UKFS embedded values and value of new business


Change in Embedded Value - UKFS
(at the low discount margin (2%) above bond rate)
£'m
2,700
2,600
2,500
2,400
2,300
2,200
2,100
2,000
1,900
1,800
2,375
165
36
(11)
(406)
(88)
2,071
52
2,123
Management value added
-12.8% return
Non-management factors
FY 2000 EV
Expected Return
FY 2001 New business
Other - Management
Investments & Bond Yields
Other - Non-management
FY 2001 EV (before transfers)
Net Transfer in (includes Unit Trust)
FY 2001 EV (after transfers)


Change in Value Of New Business - UKFS
(at the low discount margin, (2%) above bond rate)
£'m
40
38
36
34
32
30
28
26
24
22
20
38
1
(1)
(6)
32
3
(1)
2
36
Non Management factors
Management value added
FY 2000 NB
Change in economic assumptions
Inclusion of unit trusts, OEICs, EIP
Inclusion of BSO
FY 2000 NB Restated
Volume
Mix
Acquisition Expenses
FY 2001 NB

Notes

Restatements are common practice in the UK to reflect changes in company structure. Included in the UKFS embedded value for 31 December 2001 are, for the first time, AMP (UK) Services (BSO) and unit trust business.

The embedded value of the business support operations are included in the Embedded Value for the first time. Previously it was included at carrying value and related to NPI. The impact of the extension of the UKFS service company to Pearl and London Life have been small initially. However, the benefits of a more integrated operation will emerge with time in the value of the UKFS business support operations.

Care is required in comparing these results with those under UK achieved profits. The UKFS embedded value and value of new business are net of UK tax (including shareholder tax on transfers). In UK achieved profit presentations, the total change in embedded value and value of new business is often quoted gross of tax at the corporate rate.

Value of new business after restatement increases by 13%

UK Financial Services £m	Embedded value and discount margin 2%	3%	4%	5%
Value in UKFS Life, Unit Trusts, OEIC, PEPs and Business Support Operations				
Embedded Value at 31 December 2000	2,375	2,203	2,061	1,936
Expected return	165	173	181	188
Management value added	25	15	6	(2)
Non-management factors	(494)	(471)	(454)	(440)
Net transfers in/(out)	52	51	50	50
Embedded Value at 31 December 2001	2,123	1,971	1,844	1,732
Return on Embedded Value	-12.8%	-12.8%	-13.0%	-13.1%
Embedded Value comprises:				
Adjusted net assets [1]	831	792	750	717
Value of in-force business [2]	1,292	1,179	1,094	1,015
Value of New Business				
2001 full year	36	27	18	9
2000 full year restated	32	23	15	6
Value outside UKFS Life - Unit Trusts, OEIC and PEPs business (included above)				
Embedded Value	46	45	45	44
Value of New Business - full year 2001	1	1	1	-
Value added in Unit Trusts, OEIC & PEPs full year 2000	1	1	-	-

- Lower volumes were sold through the direct sales force, although partially offset by a more favourable mix.
- Increased volumes of lower margin business were sold through the IFA channel. This market is becoming increasingly competitive.
- We have not included any benefit of future margins in UKFS that will emerge in Henderson. If added, this would be estimated to add £4m to new business embedded value.
- We have not included the embedded value arising from new business written in UKFS in respect of AMP Bank, Towry Law and general insurance products. The business from these is relatively new.
- The management value added to the embedded value includes the benefit of the move to a single annuity fund offset by the impact of the management initiatives to provide for the legacy issues such as endowment mortgages.
- The negative non-management experience is mainly due to poor investment markets, especially the UK equity market.
- The 2001 valuation includes, for the first time, the value of unit trusts, PEPs and OEICs business (which is included in transfers) for UKFS only (not Henderson). In addition, £16m of capital was injected into the UKFS life funds.

Notes
1. Adjusted net assets represents the following, net of eliminations:
   - shareholder assets in the NPI life fund in excess of regulatory requirements
   - the discounted value of the London Life contingent loan and special reserve account
   - the discounted value of the shareholder attributed assets in the Pearl 90:10 fund.
   There are £966m of face value of shareholder net assets included in the adjusted net asset value.
2. Value of in-force is the value to shareholders of future distributions of profits (net of tax) from policies in-force, excess assets in the with-profits funds (one-ninth of the bonuses required to exhaust them) and shareholder net assets at the relevant risk discount rate to time of release plus the value of in-force to the business support operations. There is £686m of shareholder net assets included in the value of in-force.

Embedded value and value of new business sensitivities

- The following graphs illustrate the sensitivity of the Embedded and New Business Values to various economic and business variables.
- The sensitivities can at best be only indicative as they:
  - assume that the movement in a particular variable is independent of all others
  - *are not always linear nor symmetrical*
  - show the average movement for the risk discount margin range.
- The 1% (100 bp) increase in long term government bond yields includes the associated change in economic assumptions, bonus rates, risk discount rates and bond values.
- The 5% reduction in costs is based on AMPFS and UKFS controllable costs only, ie it excludes commission and investment management fees. The analysis assumes cost reductions arise in the business support operations.
- *The 2% increase in persistency is based on a uniform reduction in lapses.*
- The 5% increase in equity index is based on the All Ords for AMPFS and FTSE All Share for UKFS. It makes no adjustment for investments outside index weightings, and excludes non-listed and international equities.

Change in Embedded Value (A$m)


1% (100 bp) increase in 10-yr bond yields
5% reduction in costs
2% increase in persistency
5% increase in equity index at 31 December 2001
110
55
100
90
200
15
235
105
210
0
50
100
150
200
250
AMPFS
Life & Other
BSO
UKFS

Change in Value of New Business (A$m)


1% (100 bp) increase in 10-yr bond yields
5% reduction in costs
2% increase in persistency
5% increase in sales
6
9
22
9
37
3
15
8
2
5
0
5
10
15
20
25
30
35
40
AMPFS
Life & Other
BSO
UKFS

Profit sensitivities

Indicative sensitivities should be used as a guide only

- The following graph illustrates the sensitivity of AMP's current year profit to various economic and business variables.
- These sensitivities are at best only indicative, because:
  - they assume that the particular variable moves independently of all others
  - they are not always linear nor symmetrical
  - they are based on the 31 December 2001 position and FY 01 profit
  - in general they assume that movement occurs evenly over the year.
- Other assumptions include:
  - the parent company's shareholders' equity is fully invested and there are no adjustments for investments which are outside index weightings
  - currency movements in investments in self-sustaining operations do not impact profit
  - costs exclude investment management fees and commission related costs
  - all figures are after tax
  - currency sensitivities do not allow for hedging structures, on FY 01 operating margins currently in place. 2001 UK operating margins were hedged by a collar of AUD/GBP 0.327 to 0.380. Currency sensitivities on operating margins for 2002 will also be impacted by similar hedging structures being implemented.
- AMP's current year profitability is not significantly sensitive to new business or discontinuances. In practice, new business will generate profits in future years. Sustained growth would lead to lower unit costs thereby improving overall profitability.
- Under MoS accounting, non investment experience has an immediate impact on life margins for the current period. Investment experience has a different impact on life margins:
  - participating business: impact reflects the underlying bonus philosophy. The operating margins depend on prevailing long term bond yields at the year end and historic experience. Although much of the current experience emerges in future reporting periods
  - non participating business: as assets and liabilities for this business are generally closely matched, there is no material impact.

Sensitivities (A$m)


Economic variables
Investment income
Operating margins
5% increase in All Ords
60
10
5% increase in FT 100
45
10
1% (100bp) decrease in 10yr gilt yields
-20
135
1% (100bp) decrease in 10yr Aust bond yield
-20
25
10% increase GBP vs AUD
-25
70
Business variables
10% increase - average external AUM
40
5% reduction in costs
110
-40
-20
0
20
40
60
80
100
120
140

Cost to income ratio - Calculated as controllable expenses / gross margin, where controllable expenses exclude investment management fees, variable distribution costs and interest on corporate debt. Gross margin excludes non recurring items (including technology performance fees for Henderson). *For AMPFS and UKFS, profit before tax equals NPAT grossed up for an assumed 30% tax rate.*

EMVONA - Excess of market value over net assets represents the difference between the net assets and the market value in AMP's books in respect of the Henderson, GIO, Towry Law, Interactive Investor and NPI acquisitions and amortised goodwill from the acquisition of Pearl and Schroders Property Funds Management. The movement between periods reflects exchange rate fluctuations and updated valuations of these subsidiaries.

FTEs - Staff numbers are based on Full Time Equivalents so that a full time employee is counted as 1, and a part time employee as a ratio of a 37.5 hour working week (eg staff working three days a week are counted as 0.60). FTEs includes salaried advisers.

Corporate gearing ratios

1. Calculated as (total corporate debt less hybrid equity) divided by (total equity attributable to shareholders plus total corporate debt)
2. Calculated as total corporate debt divided by total equity attributable to shareholders.

Group ROE - AMP Group return on equity is calculated as net profit after income tax before goodwill amortisation over the average shareholder equity over the period.

Group ROIC - AMP Group return on invested capital is calculated as net profit after income tax before goodwill amortisation and corporate interest expense over the average shareholder capital resources over the period.

Hybrid equity - Corporate subordinated debt.

Interest cover - Calculated as EBITDA divided by corporate interest expense, where EBITDA equals earnings before interest, income tax, depreciation and amortisation.

NBI - New business index is calculated as 10 x regular life insurance premiums plus single premiums and unit contributions.
In respect of AMPFS:

- retail NBI includes the following product types: mature products, risk, managed investments and masterfunds
- wholesale NBI includes the following product types: small/medium corporate superannuation.

In respect of UKFS:

- new business includes products of Pearl, London Life, NPI (NPI from 1 January 2000).

Normalised investment income - The investment income on shareholder capital attributed to the BUs has been normalised in order to bring greater clarity to the results of the BUs and to eliminate the distorting impact of short term market volatility on the underlying performance of the BUs. The excess (or shortfall) between the normalised return and the actual investment income is allocated to Corporate Office. Normalised returns are set annually in advance for all major asset classes, taking account of expected medium and long term market trends.

Persistency ratio - Calculated as opening AUM less outflows during the period over opening AUM.

ROBUE - Return on business unit equity is calculated as BU net profit after income tax (including normalised investment income) over the BU's average net assets over the period. No allowance is made for the benefit of gearing, which occurs at group level.

ROIC - Return on invested capital is calculated as BU net profit after income tax (including normalised investment income) over the BU's average capital over the period (ie Net assets plus EMVONA).

Treatment of NPI - NPI is split between NPI Limited (NPIL) new business since 1 January 2000 and National Provident Life Limited (NPLL) pre-existing business prior to 1 January 2000. In respect of NPLL, the business is managed by AMP; however, shareholders have no entitlement to profits emerging within its life fund.

What is MoS accounting?
Margin on Services (MoS) is the financial reporting methodology used to report on life insurance business of Australian companies. The use of MoS is prescribed by Australian Accounting Standard AASB 1038 and Actuarial Standard 1.02, a standard issued under the Australian Life Insurance Act 1995. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

MoS ensures that profit emerges on a realistic basis. It also provides for the expected future profit emergence to be identified. The governing standards allow sufficient flexibility to achieve true and fair reporting of the financial performance of the company with a reasonable degree of comparability.

Definition
Under MoS, the profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence, the name Margin on Services.

Detailed description of MoS
The expected profits under MoS are related to a profit carrier which best reflects the provision of services under the policy type concerned and emerge as a proportion of that chosen profit carrier.

MoS Policy Liabilities are calculated using best estimate assumptions about future conditions. Where actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets are valued at market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

The Policy Liabilities recorded in the accounts have two components:
- the Best Estimate Liabilities (to cover future benefits and expenses, and allowing for future premiums)
- the Value of Future Profit Margins (based on the appropriate profit carrier).

No profit is normally recognised at new business inception. Instead, profit margins on new business enhance the existing Value of Future Profit Margins, to be released over the future life of the business.

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the Policy Liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the Value of Future Profit Margins, to emerge in the future.

The exception is market related changes in the investment earning assumption for non participating business. In this case, the Policy Liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

Where future losses are expected (ie, if profit margins fall negative), they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For participating (with-profits) business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets (VSA). The VSA is an accumulation of the Policy Liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The Policy Liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way, the cost of supportable bonuses and profit margins emerge in the reporting period.

More information can be found on AMP's website at
www.ampgroup.com/shareholdercentre

Financial services includes:

- **AMPFS Australia, New Zealand**
  Life funds of AMP Life Limited
  AMPFS business support operations, Hillross, Australian Securities Administration Ltd (previously AMPPIL) and other AMPFS subsidiaries.

- **UKFS United Kingdom**
  Pearl, NPI Limited (NPI New) and London Life
  UKFS business support operations (supporting Pearl, NPI Ltd and Nat Prov Ltd), Towry Law, Interactive Investor, Ample and Pearl Unit Trusts.

Henderson Global Investors includes:

AMP's worldwide asset management operations, and therefore, in addition to the external manufacturing margin, they capture a 'manufacturing' margin on the Group's wealth creation and protection businesses. Henderson includes the packaging and distribution of investment products in the UK and the Rest of World; but in Australia and NZ all packaging and distribution operations are included in AMPFS.

AMP International includes:

- Investment administration businesses of **Cogent**, **AMP Banking** operations and AMP's share in the **Virgin Money** joint venture.

  Organisationally, **AMP International** also includes:
  AMP Asia, AMP Europe and AMP New Ventures (financially, these operations are held in Corporate and do not have capital separately attributed to them; their development expenses are disclosed as part of corporate expenses).

Discontinued Businesses includes:

- **Cobalt** Insurance RunOff Services Ltd, **Reinsurance** operations of GIO and **Corporate general insurance**.

Corporate includes:

- **Corporate Office** operations of the Group
- **Preference Shares** which are an investment from AMP Life Limited into AMP (UK) plc, the UKFS holding company representing a double count of economic capital between our Aust and UK operations
- **Corporate Debt** excludes operational debt of AMP Banking
- **90:10 Debt** - a debt instrument of the Pearl long term fund which is held by various Group entities. It is analogous to corporate debt, but is raised internally rather than externally.

Eliminations

A$m	Net Assets	EMVONA	Total Capital	
AMP (UK) plc Preference Shares	(1,231)	-	(1,231)	Held by AMP Life Limited, included in capital and Embedded Value
Pearl 90:10 fund borrowings	(623)	-	(623)	Capital Allocated is before borrowings
Corporate Debt	(3,687)	-	(3,687)	Capital Allocated is before debt
UKFS Embedded Value	(230)	-	(230)	Embedded Value capital exceeds that allocated to UKFS

- Capital included in the embedded value for UK Financial Services exceeds that allocated to UK Financial Services (excluding UKFS Other) due mainly to some of the shareholder attributable assets (Pacific Fund) in Pearl's life fund being allocated to corporate.
- All other double counts between business units have been netted off already.

Exchange rates			AUD/GBP	AUD/NZD
2001	FY 01	- closing	0.3517	1.2293
		- average	0.3601	1.2360
	2H 01	- closing	0.3517	1.2293
		- average	0.3590	1.2374
	1H 01	- closing	0.3613	1.2644
		- average	0.3614	1.2386
2000	FY 00	- closing	0.3720	1.2557
		- average	0.3817	1.2749

AMP shareholder calendar 2002

April 2002	2001 final dividend paid
May 2002	2002 AGM 1Q02 Cashflow announcement
August 2002	2002 Interim Results announcement

Contact

Investor Relations	Enquiries	+ 61 2 9257 7337 amp_investor_relations@amp.com.au
	Mark O'Brien	Investor Relations Executive
	Telephone	+ 61 2 9257 7053
	Facsimile	+ 61 2 9257 7445
	Email	mark_o'brien@amp.com.au
Media Relations	Karyn Munsie	Director Global Media Relations
	Telephone	+ 61 2 9257 9870
	Facsimile	+ 61 2 9257 5497
	Email	karyn_munsie@amp.com.au





AMP concise annual report 2001

creating better futures

→ **1 million** shareholders

→ **8 million** customers

→ **15,000** people

→ in more than **20** countries

AMP is growing and managing wealth in more than 20 countries around the world

PENSIONS, SUPERANNUATION AND RETIREMENT PLANNING

INVESTMENTS

INSURANCE

BANKING

FINANCIAL PLANNING AND ADVICE

Corporate strategy

AMP is an international financial services company focused on wealth management. We offer our customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

We will continue to grow as an international financial services company by:

→ **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom;

→ **expanding** from Australia, New Zealand and the United Kingdom by transferring our retail financial services skills to selected new markets in Europe and Asia;

→ **building** an international asset management business through expansion into Europe, Asia and North America; and

→ **focusing** on high growth, high return wealth management products and services.

Our strategy capitalises on three significant market trends that are driving growth and creating opportunities for sustained shareholder returns:

→ aging populations;

→ people becoming increasingly responsible for funding their own retirement; and

→ increasing complexity driving the need for information and advice.

AMP Limited ABN 49 079 354 519

AMP aims to **create better futures** for all our stakeholders through the skilful creation and protection of wealth so we can...

→ deliver superior returns to our **shareholders**

→ help our **customers** build and protect their wealth so they can enjoy the life they want

→ enable **our people** to realise their potential

→ invest in our **communities** and work to build a shared future



Highlights


NET PROFIT
$690 million
after tax attributable to shareholders
Net profit impacted by volatile global investment markets
1249
1152
1027
1043
690
609
589
1999
A$m
1998
2000
2001
(424)
Normalised contribution: net profit after tax (1999, before GIO writedown and other items) adjusted for market volatility affect on investment income on shareholders' funds.

SUSTAINED GROWTH IN CORE OPERATIONS

→ Delivered 14% growth in core recurring operating margins to a record $938 million

→ Continued sustained four-year trend with 28% compound annual growth in core recurring operating margins since 1998

→ Reduced Group cost-to-income ratio to 60%, as a result of driving down costs across the business

FOCUSED EXECUTION OF STRATEGY

→ Continued integration of three UK businesses and introduced AMP brand in UK retail market

→ Acquired independent financial adviser Towry Law and online financial services company Interactive Investor in the UK

→ Divested non-core businesses, including general insurance worldwide, realising almost $2 billion in capital

→ Sold 25% stake in Virgin One and streamlined Virgin joint ventures to create Virgin Money

→ Managed capital effectively, reducing debt by almost $1 billion and maintaining AA rating in volatile markets


DIVIDEND
51cents per share

Steady dividend growth continues


$0.51
$0.47
$0.41
$0.18*
A$
1998
1999
2000
2001

* AMP listed on 15 June 1998 therefore only second-half dividend paid in 1998.


CORE RECURRING OPERATING MARGINS
14% increase
938
823
595
448
A$m
1998
1999
2000
2001

Sustained growth in core recurring operating margins

IMPROVED CUSTOMER FOCUS

→ Developed and streamlined products across the Group to meet customer needs
→ Improved distribution through planners and online offerings to increase choice and convenience and enhance customer service
→ Launched online financial services supermarkets Ample.com in the UK and Liquid.co.nz in New Zealand

PRUDENT INTERNATIONAL GROWTH

→ Launched retail financial services businesses in India and Japan
→ Expanded asset management distribution partnerships across Europe and Asia
→ Entered US market with five Henderson-branded mutual funds

Chairman and Chief Executive Officer's report

"We are taking the business in the right direction. Our operating businesses are strong and our structure is resilient."



Stan Wallis
Chairman

AMP delivered solid operating results in very challenging markets in 2001, with a 14% increase in core recurring operating margins to a record $938 million.

However, a fall in investment income, caused by depressed global investment markets, impacted our overall results, with net profit for the year down 40% on 2000 to $690 million.

This mixed result reflects the nature of AMP's profit, which is derived primarily from two sources:

→ operating margins - the sustainable earnings from our operations and other non-recurring margins; and

→ investment income - the returns on shareholder capital resources invested in financial markets.

Investment income is inherently more volatile than operating earnings because returns are dependent on the performance of global investment markets.

We have been deliberately reducing our reliance on investment income over the past few years. The market volatility of the past year indicates the importance of our efforts to redirect capital resources into operating businesses.

The fall in net profit impacted our earnings per share and return on equity, which were $0.62 and 8.1% respectively, compared with $1.05 and 14.3% in 2000.

A final dividend of $0.26 a share has been declared, taking the total dividend for the year to $0.51 a share, 15% franked, an 8.5% increase on 2000. This reflects both our confidence in the underlying strength of our business and our policy of providing a steady or rising stream of dividends in line with our long-term sustainable earnings.

MOVEMENT IN NET PROFIT AFTER TAX (NPAT)



$1152
$115
$41
($11)
($607)
$690
A$m
NPAT FY00
NPAT FY01
Increase in core recurring operating margins
Increase in other margins
Increase in corporate expenses including goodwill
Fall in investment income net of interest on corporate debt

Continued growth in operating businesses
Our 2001 operating results were underpinned by strong net cashflows and tight cost control, which drove the Group's cost to income ratio down to 60%.



Paul Batchelor
Chief Executive Officer

Our continued focus on our core businesses helped drive gains across the business units.

AMP Financial Services in Australia and New Zealand continued a four-year growth trend, recording improvements on all measures. Core recurring operating margins increased 12%, new business improved 7% and overall net cashflows jumped 61% on 2000. Controllable costs were reduced 14%. These results are the outcome of several years of hard work aimed at driving improvements across the business.

One year into a three-year transformation program, AMP UK Financial Services (UKFS) delivered a solid performance in a tough market. Core recurring operating margins improved 24% and new business increased 15%. Costs were driven down 9% as AMP UKFS built a single business platform from three separate businesses. There is still plenty of work to be done in the UK, but the business is now positioned well for future growth.

AMP's international asset management business, Henderson Global Investors, took effective action to protect its profits in 2001. Henderson's growth and profitability relies on global equity markets, and leading indices for world markets fell on average by 18% from 2000 levels. However, the business delivered relatively steady operating margins of $208 million, compared with $216 million in 2000, and maintained its cost to income ratio at 68% and assets under management at $292 billion.

AMP International's portfolio of businesses achieved growth and increased efficiency. AMP Banking's Australasian business delivered its first profit, Cogent increased its operating margins by 29%, the Virgin joint ventures were restructured to realise greater value and new businesses were launched in India and Japan.

Delivering on our strategy
Despite the challenging market conditions, we achieved our key business objectives in 2001, as we maintained our disciplined focus on implementing our strategy.

Realising the potential of our AMP UK Financial Services operation, positioning the business for future growth: We continued the integration of our three UK businesses, introducing the AMP Pearl, AMP London Life and AMP NPI brands to the UK retail market, and implemented a single marketing group, reducing the UK product range from 190 to 40. We acquired our own independent financial advisory firm, Towry Law, streamlined and retrained our direct sales force and upgraded our direct product offerings.

Leveraging our core capabilities and business model into new geographic markets: We launched AMP retail financial services businesses in India and Japan and expanded our asset management presence worldwide through new joint venture and distribution alliances, primarily in Europe and Asia.

" We achieved our key business objectives in 2001 as we maintained our disciplined focus on implementing our strategy."

TOTAL ASSETS UNDER MANAGEMENT
$292.4 billion*


2.5%
27%
70.5%


Europe and UK
North America
Australasia

as at 31 December 2001

Chairman and Chief Executive Officer's report (cont)

Withdrawl from non-core businesses which did not meet our high growth, high return criteria: By focusing on high growth, high return products and services, we can create more value for shareholders. This means we need to be a selective manufacturer of our offerings. As a result, in 2001 we exited general insurance manufacturing globally, selling our operations to Suncorp Metway in Australia, Royal & Sun Alliance in New Zealand and Churchill Insurance in the UK. To ensure we continue to offer our customers general insurance products, we established manufacturing and distribution agreements with these companies.

We also divested Resolve Engineering, AMP Financial Services' individual trust deed corporate superannuation consulting and administration service and our 25% stake in Virgin One. Overall, we realised almost $2 billion in capital through these intiatives.

Managing capital structure efficiently and effectively: We used the release of almost $2 billion in capital to maintain our capital strength and AA rating in difficult global markets. Maintaining our capital strength is particularly important in managing the business in turbulent times.

Diversifying distribution to both new and existing customers: We launched new online information and transaction services Ample.com in the UK and Liquid.co.nz in New Zealand and acquired UK online financial services company, Interactive Investor. We also strengthened our financial planning channels through technology improvements, establishing new internet access points for our planners and customers.

Transforming our business approach through technology: We consolidated technology platforms by transferring AMP's UK IT infrastructure to Computer Sciences Corporation (CSC). This will deliver a projected $136 million in savings over five years. We also extended our relationship with CSC to encompass our businesses in Asia.

Creating an organisation that is socially responsible: We continued our strong tradition of community support, reaching out across the countries where we operate through partnerships, fundraising and volunteering efforts.

Following on our commitment in 2000, we developed a corporate social responsibility strategy. A dedicated team is implementing this strategy across the Group and in 2001 a number of initiatives were successfully piloted (see pages 22-23 and 30-31 for more detail).

Encouraging our people to achieve their full potential in the interests of business and shareholders: We recognise that AMP's business success depends on our 15,000 people, and during the year, we implemented new initiatives to build employee commitment, including the launch of an international set of employee share plans.

AMP'S 2002 BUSINESS PRIORITIES
→ Improve our customer focus to increase retention and market share in our Australian, New Zealand and UK home markets
→ Build on our consolidated UK retail financial services business to capitalise on the changing environment
→ Capitalise on our brand strength in Australia and New Zealand and build the brand in the UK and selected new markets
→ Continue to focus on improving our core business strengths and activities
→ Leverage the skills of our people to share knowledge and expertise across the business
→ Manage our capital structure to ensure flexibility and capital strength

SUCCESS IN ACHIEVING OUR OBJECTIVES WILL RESULT IN
→ Improved returns to shareholders
→ Increased net cashflows
→ Increased value of new business
→ Reduced cost ratios
→ Improved management of and return on capital
→ Growth in margins and total profits

Cost and capital management

We drove down costs across the Group, resulting in an improved overall cost to income ratio of 60%. We will continue to drive greater efficiencies in 2002, particularly through the ongoing restructure of AMP UK Financial Services. In doing this, we will manage costs while continuing to invest in the future.

Capital management is one of our key management priorities as it is fundamental to our ongoing success. In 2001, we strengthened our investment framework and increased the proportion of capital invested in our operations. In managing this capital, we apply strict criteria which rewards high growth, high return businesses. Applying these criteria in 2001, our divestments realised almost $2 billion in capital. This money was used to reduce our debt levels by almost $1 billion, support growth in our core operations and fund two acquisitions in the UK.

Disciplined cost and capital management will enable us to execute our strategy from a position of strength and deliver sustained returns to shareholders.

" AMP is primed and capable of creating better futures for all its stakeholders."


REDUCED COST
TO INCOME RATIOS
across businesses
100%
80%
60%
40%
68%
60%
43%
1999
2000
2001
AMP Financial Services
Henderson Global Investors
AMP UK Financial Services

Chairman and Chief Executive Officer's report (cont)

Board

During 2001, Carolyn Hewson retired from the Board following five years of service. We extend our thanks to Carolyn for her valuable and lasting contribution to AMP during a period of substantial change and progress.

The Board initiated a performance review of its role and effectiveness during the year. The review, led by an independent consultant, resulted in a restructure of Board Committees and a commitment to an annual Board review process. The new Committee structure is outlined on page 27.

We would like to thank AMP's 15,000 people around the world together with the Senior Management Team and our Board colleagues for their commitment and hard work during 2001. Our performance and growth in the midst of economic instability, as well as the uncertainty caused by September 11, would not have been possible without the dedicated efforts of the entire AMP team.

AMP's future

Going forward, our strategy is simple. We plan to use our product knowledge, skills and expertise to grow our existing business in the markets we know, and take our skills and products into new markets with growth potential.

Around 90% of our business efforts are focused on driving organic growth by developing new products and services, reaching more customers, leveraging our distribution channels more effectively and serving existing clients. We know there are customers product segments and distribution channels that we can develop for further growth in our existing markets.

Moving into new geographic markets is the second part of our strategy. There are numerous markets around the world, particularly in Europe and Asia, where aging populations and a shift in responsibility for retirement incomes from governments to individuals are creating a demand for AMP's skills and products.

Henderson and AMP International will spearhead this market development, drawing on the skills and expertise of our retail businesses when needed. We will seek alliances and acquisitions to achieve this growth, with a bias towards joint ventures, as we have shown in India, Japan and Europe to date.

Organic growth will be our primary focus. We will consider focused acquisitions only when it is clear they will add value to the business and deliver enhanced value to shareholders.

Outlook

We expect 2002 to be another tough year for global financial services markets. However, our experience in 2001 has reinforced what we must do to deliver sustainable results to our shareholders.

This year we will continue concentrating on:

→ broadening and deepening our customer relationships, aiming to reach more people and doing more business with the people we do reach;

→ growing our international asset management business, focusing on developing skills and scale and on broadening distribution; and

→ leveraging our core skills and expertise into new growth markets.

This will be underpinned by a continued focus on cashflows, cost control and the efficient use of capital.

We are confident that by implementing this strategy and pursuing our priorities AMP will create better futures for all its stakeholders by:

→ delivering superior returns to our shareholders;

→ helping our customers build and protect their wealth so they can enjoy the life they want;

→ enabling our people to realise their potential; and

→ investing in our communities and working to build a shared future.

Stan Wallis
Chairman

Paul Batchelor
Chief Executive Officer

CASHFLOW
by geographic region

9%
35%
56%

Australia and New Zealand
UK
Rest of world

Management team


MARC DE CURE
WARWICK FOS
TOM FRASER
CRAIG DUNN
CHRISTINE McLOUGHLIN
ANDREW JONES

Top line from left to right

Marc de Cure BCom (Hons), CA
Chief Financial Officer

Marc was appointed AMP's Chief Financial Officer in January 2000 after 10 years as a partner with PricewaterhouseCoopers. He is responsible for all aspects of AMP's financial management and reporting, taxation management, investor relations, risk management and compliance. He is also responsible for the run-off of GIO Reinsurance and Cobalt. Prior to joining AMP, Marc built a strong understanding of the company acting on a consulting basis for five years, including a six-month secondment as Group Financial Controller in the lead up to AMP's demutualisation. Age 43.

Warwick Foster Grad Dip (Accounting), MAICD Dip, MACS
Chief Information Officer

Warwick was appointed AMP's Chief Information Officer in July 2000. He is responsible for managing and delivering AMP's global technology strategy to ensure the Group stays at the forefront of financial services industry technology. He joined AMP from a position as Group Chief Information Officer at Colonial Limited. Prior to this, Warwick held a number of senior management positions at Coles Myer Ltd. Age 49.

Tom Fraser BEc, CA
Managing Director, AMP UK Financial Services

Tom joined AMP in January 2001 to lead AMP UK Financial Services - Pearl, NPI, London Life - as a single, integrated organisation. Tom has extensive UK financial services experience, having joined AMP from CGNU, where he held the position of Managing Director - Europe. Previously he was the Executive Director, International for Norwich Union Plc. Prior to that, he was an Executive Manager for Ernst & Young in the UK, specialising in financial services. Age 42.

Andrew Mohl BEc (Hons)
Managing Director, AMP Financial Services

Andrew was appointed in December 1999 to lead AMP's Australian and New Zealand Financial Services business, having previously been Managing Director of AMP Asset Management. He joined AMP in 1996 as General Manager, Distribution, AMP Retail Financial Services. Prior to joining AMP, he was Managing Director, ANZ Funds Management and previously had held senior positions at the Reserve Bank of Australia. Age 46.

Matthew Percival BA
General Manager, Corporate and Public Affairs

Matthew joined AMP in October 2000 and has Group-wide responsibility for AMP's communication and relationships with a broad variety of stakeholders across the world. Matthew was previously Group General Manager, Public Affairs at Colonial Limited. Prior to this, he was General Manager, Public Affairs at Carlton & United Breweries, and General Manager, Group Public Affairs at the ANZ Banking Group. He also has experience as a ministerial adviser. Age 50.


ANDREW MOHL


MATTHEW PERCIVAL
GARY TRAILL
ROGER YATES

Bottom line from left to right

Craig Dunn BCom, CA
Director, Office of the CEO

Craig was appointed to the new position of Director, Office of the CEO, in March 2002. He is responsible for strategy, secretariat functions and operational analysis across the Group. Craig joined AMP in January 2000 as Corporate Strategy Executive and was appointed Managing Director, AMP Banking in February 2001. Prior to joining the Group, Craig was Chief Executive Officer of a Malaysian-based insurance company, a joint venture of Colonial Limited. During his seven-year career with Colonial, he also the held the position of General Manager, Group Finance and worked extensively in the areas of strategy and mergers and acquisitions. He worked for KPMG throughout Europe and Indonesia before joining Colonial. Age 38.

Christine McLoughlin BA, LLB (Hons)
Board Executive and Company Secretary

Appointed Board Executive and Company Secretary in 2000, Christine is responsible for the development of Board and governance policies across AMP's international businesses. Christine also leads the establishment of company-wide policies and practices associated with corporate social responsibility. She joined AMP in 1997 as Group Executive Legal Counsel, and in 1999 was appointed Director of Corporate Services for AMP's Asset Management business, managing its finance, legal and compliance and information technology functions. Christine was previously Optus Communications' Corporate Counsel and with Allen Allen & Hemsley in both Sydney and London. Age 39.

Andrew Jones M.Phil
General Manager, Corporate Human Resources

Andrew was appointed General Manager, Corporate Human Resources in February 2001, with responsibility for human resources for AMP's business operations worldwide. He was most recently Human Resources Director for AMP Financial Services having joined AMP in April 1997 as Director of Human Resources at Pearl in the UK. He has experience in a diverse range of industries including the South Wales police force and the retail industry, where he worked in human resources, operations and information technology, before moving into the financial services industry. Age 48.

Gary Traill LLM
General Counsel

Gary joined AMP in 1995 and is responsible for the legal and security functions across the Group. He will retire in the second quarter of 2002. Gary has served on a number of legal professional bodies and business councils, and prior to joining AMP, was Chairman of the law firm, Gadens. Age 61.

Tim Wade LLM, FCA
Managing Director, AMP International

Tim joined AMP in October 2000 as Managing Director AMP International (formerly International and Technology Ventures). This business unit changed its name to AMP International in late 2001. Tim is responsible for developing value creation opportunities for AMP across the Group and providing leadership to AMP's newest ventures including Cogent, AMP Banking, AMP's relationship with the Virgin Group and international development. Tim was formerly Chief Financial Officer of Colonial Limited. Prior to joining Colonial, he was a partner of Arthur Andersen. Age 42.

Roger Yates BA (Hons)
Managing Director, Henderson Global Investors

Roger joined AMP in October 1999. Since joining, he has managed the integration of Henderson and AMP Asset Management to form a single global investment management business. He has overseen Henderson Global Investors' rise to a leading global asset manager, with $292 billion in assets under management. Previously, he was Chief Investment Officer of Invesco Global and has held senior roles for fund management companies LGT and Morgan Grenfell. Age 44.

Business overview

AMP FINANCIAL SERVICES

BRANDS: AMP, HILLROSS, LIQUID (NZ)



PRODUCTS AND SERVICES
- ✓ Financial planning
- ✓ Managed investments
- ✓ Superannuation
- ✓ Insurance
- ✓ Income streams
- ✓ Online financial services
- ✓ [illegible]

2002 PRIORITIES
- ✓ Be easy to deal with for planners and customers
- ✓ Strengthen direct and planner-based channels
- ✓ Know, serve and market to customers better
- ✓ Continue to improve cost and capital efficiencies
- ✓ Strengthen AMP's profile centred on financial advice
- ✓ Sharpen the can-do culture

AMP Financial Services (AMPFS) competes in the retail managed funds market, which is valued at $A263 billion in Australia and is growing at a real rate of 6% per annum. The New Zealand managed funds market is valued at NZ$29.6 billion. A market leader in Australia and New Zealand, AMP is ranked number one in New Zealand and number three in Australia for total assets under management in the retail managed funds market. In both markets, AMP is ranked number one in retail superannuation.

AMPFS helps people to build and protect their wealth so they can enjoy the life they want. It does this by packaging combinations of products and services to meet different customer needs, and delivering them through multiple distribution channels. Customers are able to access AMPFS face-to-face, over the telephone, via the internet or at work.

In Australia and New Zealand, AMPFS serves 3.6 million customers and has more than 2,200 planners.

AMP UK FINANCIAL SERVICES

BRANDS: AMP, AMP PEARL, AMP LONDON LIFE, AMP NPI, TOWRY LAW, AMPLE



PRODUCTS AND SERVICES
- ✓ Savings and investments
- ✓ Pensions - individual and corporate
- ✓ Life and protection
- ✓ Retirement income
- ✓ Financial planning
- ✓ General insurance
- ✓ [illegible]
- ✓ [illegible]

2002 PRIORITIES
- ✓ Grow business profitability
- ✓ Increase capital efficiency
- ✓ Maintain disciplined cost control
- ✓ Strengthen direct sales force and IFA relationships
- ✓ Improve customer relationship management

The UK life and pensions market is valued at over A$26 million in new business and still growing at around 16% on 2000. The UK retail financial services market is valued at around A$6 trillion.

Through its UK retail financial services brands - AMP Pearl, AMP London Life, AMP NPI and Ample - AMP is among the top 12 life and pension providers in the UK and the recently acquired Towry Law is among the top five largest independent financial advisers in the UK.

AMP UK Financial Services aims to be a customer relationship specialist, delivering financial solutions through its multi-channel, multi-product distribution network to its five million customers. Its focus is on its existing customer base, with advice as its key competitive differentiator.

HENDERSON GLOBAL INVESTORS

BRANDS: HENDERSON GLOBAL INVESTORS, AMP HENDERSON GLOBAL INVESTORS

PRODUCTS AND SERVICES
- ✓ Investment management
  - Listed assets
  - Private capital
  - Property

2002 PRIORITIES
- ✓ Sustain investment performance
- ✓ Extend geographic reach
- ✓ Build global brand, cultures and values
- ✓ Continue product innovation
- ✓ Strengthen distribution and client servicing
- ✓ Focus on efficient management

Henderson Global Investors is a leading international investment management company with A$292 billion in assets under management. It is Australia's largest investment management company measured by global assets under management.

A dynamic participant in investment markets across the globe, Henderson also provides a wide range of investment products and services to institutions and individuals in Australasia, Asia, Europe and the Americas.

Henderson Global Investors' purpose is to build people's wealth and security through skilful investment. Its goal is to be a world class investment management company, operating globally.

AMP INTERNATIONAL

BRANDS: COGENT, AMP BANKING, VIRGIN MONEY, AMP SANMAR, AMP SECURITIES (JAPAN)

PRODUCTS AND SERVICES
- ✓ Outsourced investment operations
- ✓ Direct retail and small business banking
- ✓ Direct and online UK financial services through a joint venture with the Virgin Group
- ✓ Expansion strategies into Asian and European financial services markets
- ✓ Identification of emerging business opportunities

2002 PRIORITIES
- ✓ Cogent – extend global products and partnerships
- ✓ AMP Banking – attract and retain customers and achieve profitable growth
- ✓ Virgin Money – extend product range and maximise operating efficiencies
- ✓ Grow operations in India and Japan and explore growth opportunities in Asia and Europe
- ✓ Extend new business propositions using existing capabilities

AMP International, previously International and Technology Ventures, was formed to expand and drive value from a portfolio of new businesses and initiatives. It focuses on building growth and value, using AMP's strengths to generate new revenue opportunities in both new and existing markets.

AMP International encompasses:

→ Cogent (investment operations)
→ AMP Banking
→ Virgin Money
→ AMP New Ventures
→ AMP Asia
→ AMP Europe


151
280
350
393
A$m
FY98 FY99 FY00 FY01
Core recurring operating margin

AMP FINANCIAL SERVICES
12% increase in core recurring operating margins on 2000

HIGHLIGHTS

- → **Recurring operating margins increased 12% to $393 million**
- → **Overall net cashflows jumped 61% to $2,600 million**
- → **Value of new business rose 15% on like for like basis and 72% on absolute basis to $249 million**
- → **Cost to income ratio reduced 5 percentage points to 43%**
- → **AMP judged the 'most trusted brand' in the investment company category of Reader's Digest Awards**
- → **New business generated by AMP Direct Australia increased 68% to $196 million**

AMP Financial Services

AMP Financial Services continued its strong performance in 2001, broadening and strengthening its planner-based and direct distribution channels to suit different customer needs, with a focus on offering increased choice, access and convenience.

Review of results

Continuing a four-year growth trend, AMP Financial Services (AMPFS) delivered a 12% increase in core recurring operating margins. This growth was driven by increased new business, strong net cashflows and reduced costs.

Expanded distribution channels and improved planner productivity helped drive new business growth and a 15% increase in the value of new business on a like for like basis on 2000. New business in New Zealand improved 5% to $680 million driven by large corporate superannuation scheme wins. Net cashflows jumped by $1,000 million, with a 17% increase in contemporary retail product cashflows.

A lower cost to income ratio and 14% reduction in controllable costs was achieved, despite significant investments in upgrading customer service and technology platforms. Return on invested capital was 14.1%.

Key achievements

AMPFS's planner-based channels delivered solid growth, with new business through AMP's dealership groups in Australia increasing by $439 million to $8,711 million. Strong growth was also achieved through third-party distributors with sales increasing by 19% to $951 million.

To help increase planner productivity and retention, AMPFS launched an online planner support channel, Planner Portal, and restructured its planner incentive program to better reward retention of business.

AMPFS also used technology to provide customers with greater choice in the way they access financial advice, introducing My Plan, Australia's first online financial planning service. This service, along with 1,100 individual planner websites all linking to amp.com.au, gives customers the opportunity to access their planner online.

AMPFS successfully delivered on its strategy of growing its direct offerings to complement the business's important planner channels by introducing five high tech interactive centres offering face-to-face customer service and access to AMP's e-services and financial planners; extending the scope of AMP@Work to cover almost 240 companies and 70,000 employees; and launching online financial services broker Liquid.co.nz in New Zealand.

AMPFS implemented several customer relationship management initiatives during 2001, significantly improving customer service levels, planner and service support and driving cost efficiencies throughout the business.

Initiatives to broaden AMPFS's customer base in 2001 included marketing campaigns to attract specific consumer groups, such as baby boomers and generation X (people born between 1966 and 1981). The business also enhanced its product range with a more customer-focused offering, including the launch of socially responsible investments, sustainable future funds and Lifetrack, a new risk product in New Zealand.

Consistent with AMP's strategy of withdrawing from non-core businesses, AMPFS exited its individual trust deed corporate superannuation consulting and administration service through an arrangement with William M Mercer.

With AMP's exit from general insurance manufacturing (discussed on page 6, Chairman and CEO's report), AMPFS established the AMP General Insurance distribution channel using Suncorp Metway in Australia and Royal & Sun Alliance in New Zealand to provide general insurance products to its customers.

AMPFS continued to build a 'can-do' culture in 2001, introducing a range of educational, leadership and work-life balance programs to help improve employee productivity and satisfaction.

Outlook

AMPFS's successful strategy has carved a market-leading position for the business in the Australian and New Zealand wealth management markets. Widely recognised as a strong performer, AMPFS will continue broadening and strengthening its advice-led and direct distribution channels to deliver continued growth. Ongoing product and service innovation will contribute to positioning the brand as a modern, leading-edge wealth management provider.

The business will continue to focus on achieving efficiencies through tight cost control and effective capital use, and building on its customer relationship management and service processes.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Continue cost and capital efficiency improvements	✓ Reduced cost to income ratio to 43%
Continue strong business growth	✓ Increased new business by 7% to $10,538 million ✓ Improved market share, with a market-leading position in retail superannuation of 24%
Consolidate and grow leading planner network	✓ Grew leading planner network moderately to 2,223 ✓ Launched Planner Portal and 1,100 new planner websites
Further e-enable business and distribution channels	✓ Launched online financial service broker Liquid.co.nz in New Zealand ✓ Increased functionality of MyPortfolio ✓ Launched iBelong, retail online shopping service
Grow AMP Direct and AMP@Work	✓ Increased AMP Direct Australia sales by 68% ✓ Launched five high tech interactive centres ✓ Widened scope of AMP@Work, developing a planner version of the program


connections
connections

Customer magazine Connections features financial and lifestyle information with different versions for generation X, baby boomer and third-age customers.


HILLROSS
FINANCIAL

Hillross Financial, AMP's wholly-owned independent financial planning group, forms an important part of AMP's 2,223 strong financial adviser network.


AMP

AMP's Journey of a Nation expo, celebrating Australia's centenary, visited 40 Australian cities and attracted 300,000-plus people.

AMP UK Financial Services

AMP UK FINANCIAL SERVICES
24% increase in core recurring operating margins on 2000



247
227
264
328
A$m
FY98 FY99 FY00 FY01
Core recurring operating margin

HIGHLIGHTS

- → **Recurring operating margins increased 24% to $328 million (18% to £118 million)**
- → **Value of new business up 12.5% on a like for like basis**
- → **Continued integration of three UK businesses and introduced co-brands AMP Pearl, AMP London Life and AMP NPI**
- → **Acquired Towry Law and Interactive Investor**
- → **Launched online investment service Ample**

AMP UK Financial Services consolidated its businesses, restructured its direct sales force and strengthened its direct and planner-based distribution channels in 2001, solidly positioning the business for future growth.

Review of results

With a restructured and strengthened leadership team, and growth strategy firmly in place, AMP UK Financial Services (UKFS) delivered solid results in a difficult market. AMP UKFS increased core recurring operating margins despite depressed investment markets, and benefited from experience profits reflecting more favourable outcomes for cost, tax and provisions than expected.

New business was up 15%, with life and pensions business increasing 20%, and the value of new business improving 12.5% measured in sterling on a like for like basis. Net cashflows from contemporary retail products improved 25%.

A tight focus on costs reduced controllable costs by 9% while the cost to income ratio fell from 65% to 60%. Return on invested capital improved slightly to 10.2% (from 10.1%) despite volatile markets and impact of capital requirements stemming from acquisitions.

Key achievements

AMP's UK operation continued the integration of the Pearl, London Life and NPI businesses during the year in review, delivering initial cost savings in excess of £80 million. Marking the consolidation of the businesses, AMP co-branded its UK products as AMP Pearl, AMP London Life and AMP NPI.

As part of this business integration, a single marketing group (SMG) was established for AMP UKFS, enabling its salesforce to sell products from all three brands for the first time. The SMG has reduced the product range from 190 to 40 offerings, delivered a single platform for product development and rationalised back-office technology and systems.

AMP UKFS also introduced a single business support operation (BSO), or service company, for its business in 2001. These arrangements provide cost certainty to policyholders, with back-office administration conducted at a defined price (approved by the UK Financial Services Authority). There are also potential cost savings for shareholders, which are expected to grow as further operating efficiencies are realised, particularly through the SMG.

New business increased 15% (10% in sterling) on 2000, driven by improved relationships with IFAs, new technology platforms and the successful restructure of its direct sales force. Sales through IFAs - the UK market's biggest distribution channel, accounting for 65% of product sales - increased by 48%, primarily reflecting strong stakeholder and group pension sales.

AMP UKFS acquired independent financial adviser Towry Law, which provides access to a client base of high net worth individuals and an international network of financial planners. Towry Law has been strategically integrated with AMP UKFS but maintains its own brand and is operationally independent.

As part of a restructure of its direct sales force, AMP UKFS has established a household adviser force to offer advice on insurance and mortgages, combining what was

formerly two separate roles. This group is maximising AMP UKFS's partnership with Churchill Insurance, which provides general insurance products for the UK business to distribute following AMP's exit from general insurance manufacturing in 2001 (discussed on page 6, Chairman and CEO's report).

AMP UKFS also broadened its direct distribution capabilities in conjunction with AMP International, launching online investment service Ample and aquiring Interactive Investor, a UK-listed online personal financial services company with 1.2 million customers. In early 2002, the two services were merged, creating a strong proposition in the competitive online financial services marketplace.

Outlook

AMP's UK retail financial services business is on track to build a leading business in a growing wealth management market.

With AMP UKFS's target operating model in place, the focus is on growing profitability, reducing costs and moving to a more efficient capital structure.

Building on its multi-channel, multi-product distribution strategy, AMP UKFS will continue to develop and enhance its planner channels and direct sales force, and build its customer relationship management processes in 2002.

As the UK financial services market continues to evolve, AMP UKFS has developed a flexible, adaptable business model capable of responding quickly to market changes.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Complete reconstruction of the AMP UKFS businesses forming a single group	✓ Launched single marketing group ✓ Completed rebranding ✓ Implemented target operating model
Improve new business profitability	✓ Increased value of new business by 12.5% on like for like basis on 2000
Increase capital efficiency	✓ Launched business support operation to generate potential value for shareholders
Launch stakeholder product range and grow group pensions	✓ Launched stakeholder pensions platform with Merrill Lynch ✓ Increased market share of group pension products from 2.1% to 3.1%
Launch UK e-business	✓ Launched Ample and acquired Interactive Investor in conjunction with AMP International ✓ Merged Ample and Interactive Investor
Continue to enhance IFA relationships	✓ Increased sales through IFAs by 48% ✓ Increased life and pensions business through IFAs by 62%


AMP
PEARL


AMP
London Life

AMP NPI


AMPLE
An AMP Company


TOWRY LAW

AMP introduced its brand in the UK retail market, launched online investment service Ample and acquired independent financial adviser Towry Law in 2001.


AMP
AMP
AMP
AMP
NPI
AMP

AMP obtained exclusive naming rights to the world's oldest test match cricket ground - The Oval - now known as The AMP Oval.

HENDERSON GLOBAL INVESTORS
Steady margins in difficult markets


216
208
127
80
A$m
FY98 FY99 FY00 FY01

Core recurring operating margin

HIGHLIGHTS

- → **60% of funds met or exceeded benchmark**
- → **36% increase in net institutional cashflows to $17,700 million**
- → **Entered US market with mutual fund range**
- → **Maintained position as Australia's largest fund manager as measured by global assets under management**
- → **Focused on product innovation, with more than $1 billion in assets under management in alternative products**
- → **Won 43 investment awards globally, including 'Best Fund Management Group from Companies', Reuters Survey of Australia and New Zealand**

Henderson Global Investors

Despite volatile investment markets, AMP's international asset management business Henderson Global Investors remained focused on its strategy of driving international growth and profitability through geographic expansion, new strategic alliances, product innovation and a diverse range of new mandate wins.

Review of results

Henderson reacted quickly to the market downturn in early 2001 to protect profitability and its competitive position. As a result, it achieved a solid net profit after tax before non-recurring items of $217 million, 3% down on 2000, and maintained relatively steady recurring operating margins of $208 million compared with $216 million in 2000. A diverse business mix across asset classes and geographies helped offset a decline in retail inflows combined with excellent growth in UK institutional business and proactive cost control.

Assets under management remained steady at $292.4 billion, compared with $290.6 billion in 2000. Controllable costs decreased by $14 million on 2000, with the cost to income ratio maintained at 68%. Return on invested capital was 11.2%.

Key achievements

Henderson successfully expanded its international presence in 2001, forming strategic alliances throughout Europe and Asia, and strengthening its foothold in North America with the introduction of a suite of US mutual funds. These five 'Henderson Global Funds' provided Henderson with its first branded product in the world's largest savings market.

In Europe, Henderson consolidated its positions in Italy and Germany with new strategic alliances and distribution agreements, including a property fund agreement with Banca Intesa, Italy's largest banking institution, and the formation of a German property investment company in conjunction with MM Warburg & Co. The Hamburg-based operation will manage property funds for institutional investors seeking to strengthen their European property exposure.

Boosting its Asian presence, Henderson developed further distribution alliances with major global and local distributors in Hong Kong and Singapore.

The asset manager opened an office in Hong Kong - where during 2001 it won nine investment awards - and appointed a new managing director for its business in Japan to lead expansion into the $1 trillion Japanese investment trust (toshin) market.

Henderson maintained its focus on innovation, launching a range of new products and initiatives across the business worldwide. Its range of alternative investment products was expanded to include three new absolute return funds and its first collaterised debt obligation product.

Underpinning Henderson's European growth was the relaunch of its Henderson Horizon mutual fund range, which introduced nine new sub funds and brought the total number of funds available to international investors to 21. Henderson's European funds under management have improved to $10 billion.

Recognising its expertise in socially responsible investment (SRI), leading Swedish foundation MISTRA named Henderson as one of the world's top three SRI fund

managers (in a study of 77 managers). This expertise was extended globally in 2001, with the launch in Australia of three sustainable future funds and the addition of an SRI fund to the revamped Horizon range.

Henderson continued its success in securing new institutional mandates across all asset classes and geographies - including the UK, Continental Europe, the Middle East and Asia Pacific - with 19% growth in institutional new business to $28.8 billion in gross external inflows.

Consistent with AMP's strategy of withdrawing from non-core businesses, Henderson divested Resolve Engineering in 2001, realising a profit of $10 million.

Outlook
Henderson will continue to build a world class investment management company, operating globally. It will drive growth organically by expanding its presence and distribution channels in Europe, USA and the Asia Pacific, and through the growth of AMP's retail wealth management businesses.

Henderson will retain its focus on innovation, continuing its delivery of market-leading products, enhancing e-business capabilities and developing the brand globally throughout 2002.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Deliver superior investment performance	✓ 60% of funds met or exceeded benchmark ✓ Won 43 investment awards globally
Extend geographic reach	✓ Launched US mutual funds ✓ Opened Hong Kong office ✓ Established strategic alliances in Europe and Asia
Develop innovative products	✓ Relaunched Horizon fund range ✓ Introduced suite of specialist absolute return funds
Manage Henderson as an efficient, focused and value-added business	✓ Completed business restructure ✓ Reduced controllable costs by $14 million ✓ Maintained cost to income ratio at 68%
Develop global brand, culture and values	✓ Launched global intranet to leverage knowledge and ideas


Henderson
Global Investors

Henderson Global Investors, operating as AMP Henderson in Australia and New Zealand, manages $292 billion assets worldwide.



AMP Henderson launched its socially responsible investment funds in Australia in 2001.



New property joint ventures and alliances across Europe drove growth and international expansion.


EMERGING
AMP Europe
AMP Asia
AMP New Ventures
Virgin Money
AMP Banking
Cogent
SELF-SUSTAINING
HIGHLIGHTS
→ Created a global management structure across Cogent and expanded outsource services
→ AMP Banking Australasia delivered solid growth and net profit of $5 million
→ Sold 25% stake in Virgin One for $76 million profit
→ Launched retail financial services operations in India and Japan
→ Established AMP Europe and AMP New Ventures to create further value from AMP's existing skills and assets

AMP International

AMP International focused its businesses to achieve greater value and efficiency in 2001, building strong momentum for future growth with success in geographic expansion and business profitability.

The business unit, formerly known as International and Technology Ventures, was renamed in 2001 to reflect the international nature of its portfolio of growth opportunities.

Cogent


Cogent

AMP's global investment operations business Cogent continued its strong growth record in a tough market, recording a profit of $24 million, up 33% on 2000, and a 29% increase in core recurring operating margins. External assets under management also increased by 29% to $137.2 billion.

Cogent's operations across Australia, New Zealand and Europe were integrated, building a global operating model to meet the needs of the increasing number of fund managers growing their international businesses. To service this client base, Cogent opened new operations and widened its e-commerce operations.

AMP Banking

AMP's international banking business gathered momentum in 2001, moving into profitability in Australia and New Zealand, and meeting its targets in the UK, where it was launched in June 2000.

Total mortgages and credit cards grew 15% to $7.5 billion. Global mortgage new business sales exceeded the previous year by 46% and retail deposits increased 25% to $1.9 billion. The cost to income ratio improved by 10 percentage points.

The bank expanded its products to include the award-winning eASYSAVER deposit account in Australia, a new credit card in New Zealand, and in the UK, new savings and pensions products.

Virgin joint ventures



AMP refocused and streamlined its UK-based Virgin joint ventures in 2001. Selling its 25% stake in Virgin One to former partner The Royal Bank of Scotland, AMP realised a profit of $76 million on its original investment. To realise greater value, the best features of the Virgin Direct and Virginmoney operations, both owned 50:50 by AMP and Virgin, were combined to create Virgin Money.

The new operation will offer an expanded range of direct, value-for-money financial products, including mortgages, pensions, life and general insurance, personal loans and credit cards, such as the recently launched Virgin Card.

AMP New Ventures and e-business

Consistent with its strategy of identifying new growth areas for AMP, AMP International's global e-business team worked with AMP UK Financial Services (UKFS) to develop Ample, an online investment service, and acquire Interactive Investor. These two operations have been merged, forming an online distribution and product proposition that is now an integral component of AMP UKFS's direct offerings.

During the year, the e-business team was integrated in a new unit named AMP New Ventures, which was established to identify and promote emerging business opportunities for AMP. In 2002, the team will work with AMP's business units to

develop a number of new business propositions using AMP's existing capabilities, including reuse of its e-portfolio.

AMP Asia

AMP established businesses in two key Asian growth markets in 2001 in line with its strategy of expanding from its home markets.

AMP Sanmar In India, AMP launched AMP Sanmar Assurance Limited with the Sanmar Group, a top 25 Indian corporation. AMP holds a 26% stake in the joint venture, the maximum allowed by Indian regulations. AMP Sanmar offers a range of traditional life insurance products through licensed advisers in 27 cities across India, with the aim of diversifying its product range and distribution channels as regulation allows.

To generate strong brand recognition for the operation, Australian cricketer Steve Waugh is AMP Sanmar's ambassador in India.

AMP 証券 In Japan, AMP launched AMP Securities Limited, a joint venture with technology company NEC. The business offers a targeted range of investment trust (toshin) products, sourced from leading local and foreign asset managers, through its distribution partners Miroku Jyoho Service Company, Japan's second largest financial accounting software provider; FP Planet, Japan's first financial planning group; and via its internet site amptoshin.com.

In 2002, AMP Securities will launch a defined contribution pension product and explore growth opportunities with NEC.

AMP Europe

The AMP Europe team was created in 2001 to extend the business's partnerships and presence in continental Europe by leveraging AMP's core skills and existing relationships. Throughout 2002, the team will evaluate opportunities for further organic growth in retail financial services, as well as growth through joint ventures, strategic alliances and acquisitions.

Delivering on our key priorities

KEY PRIORITIES 2001	STATUS
Cogent	✓ Launched new operations in Glasgow, Peterborough and Jersey ✓ Extended and enhanced range of retail services
AMP Banking	✓ Delivered net profit of $5 million in Australasia ✓ Achieved strong growth in mortgage new business sales
Virgin joint ventures	✓ Sold Virgin One and refocused Virgin Money ✓ Launched the Virgin Card
New geographic markets	✓ Launched businesses in India and Japan ✓ Established European development team
e-business and New Ventures	✓ Delivered Ample and acquired Interactive Investor with AMP UKFS ✓ Created a platform for wider technology offerings in the UK, Japan and Europe


2002 WINNER
Money
The Best of the Best

AMP Banking in Australia won a series of honours in 2001, including Money Magazine's 'Winner Top Paying eAccounts' award.



The flexible new Virgin credit card, the first in a range of Virgin Money-branded products was launched in early 2002.



Australian cricketer Steve Waugh features in AMP Sanmar's marketing campaign.

AMP believes that corporations in the 21st century must operate in a sustainable manner, balancing today's actions against the needs of future generations.

OUR PEOPLE
AMP has almost 15,000* employees in more than 20 countries around the world



4%
35%
56%
5%



UK
NZ
Australia
Rest of world

**14,868 full-time equivalent employees at 31 December 2001*

Creating better futures for all our stakeholders

In 2001, AMP developed a strategy to continuously improve not only its economic sustainability but its performance relating to the broader principles of corporate social responsibility, including environmental, employment and wider community investment measures. Worldwide, AMP is now working to apply these principles across its diverse business operations.

Simply, this commitment is about creating better futures for all AMP's stakeholders by:

→ delivering superior returns to our shareholders;

→ helping our customers build and protect their wealth so they can enjoy the life they want;

→ enabling our people to realise their potential; and

→ investing in our communities and working to build a shared future.

Customers and planners

AMP helps more than eight million customers worldwide manage their wealth. Many of these people are advised by AMP's financial planners and by independent financial advisers who recommend AMP products. Providing great service and easy access to both our customers and their advisers is a key priority for AMP.

In 2001, we continued to improve and extend the way we serve existing and new customers including:

→ improving the skills and qualifications of AMP's financial planners worldwide;

→ improving online customer services including My Plan on amp.com.au and launching Ample.com in the UK and Liquid.co.nz in New Zealand; and

→ introducing customer relationship management technology to help us better understand and meet the needs of our customers.

Our People

Recognising that business success depends on the skills, talents and efforts of its 15,000 people worldwide, AMP is committed to developing an attractive culture.

To foster this culture, AMP has regularly monitored the satisfaction levels of its people through an annual survey. While valuable, AMP believed a more significant measure of employee commitment was needed. In mid-2001, a new survey was conducted to analyse AMP's employee engagement, or the state of employees' intellectual and emotional commitment to AMP.

AMP is now focusing on the four areas that its people have nominated as the most important in fostering engagement including: opportunities for career growth and development, being empowered to innovate, effective leadership, and understanding AMP's strategy and how to contribute to its delivery and success.

Community

AMP has a proud 153-year history of working with the communities in which it operates to make a positive difference.

Australia

In early 2001, AMP conducted a strategic review of its community involvement, which involved asking shareholders, customers and employees what initiatives AMP should support. The answers were clear: health, community support (programs helping people to help themselves) and environmental initiatives.

As a result, the AMP Foundation targeted its investments through the AMP KidsHealth 2001 grants program, partnerships with the Leukaemia Foundation of Australia and the National Breast Cancer Centre and the new AMP Volunteering Program. Community organisations received A$2 million in donations, A$300,000 generated through employee fundraising, along with volunteer support from 1,000 employees who participated in activities like tree planting.



Feedback from Australian customers shows we are improving customer service levels.

New Zealand

From 1999 to 2001, the AMP Scholarships program has awarded NZ$400,000 to help 35 inspiring people achieve the life they want. In 2001, the AMP Foundation and the fundraising efforts of 300 employees and advisers contributed NZ$62,000 to The Leukaemia and Blood Foundation of New Zealand.

United Kingdom

AMP continued its community partnerships with national childcare charity - Kids' Clubs Network - *to provide 7,000 children with a safe place to play and learn outside school* hours. Henderson Global Investors continued supporting Community Links, which provides information and resources to help people in need. Our UK operations have contributed close to £700,000 to the community through financial support.



AMP's commitment to sustainable development encompasses its people's volunteer efforts in projects like 'National Tree Planting Day'.

Environment

AMP is committed to investigating and adopting practices to responsibly manage its impact on the environment and the communities in which it operates.

AMP recognises it has direct and indirect impacts on the environment. Its direct impacts include the consumption of energy, water, paper and other materials, as well as the production of waste through its day-to-day operations. Its indirect impacts come from its significant and varied investments in listed and private companies and commercial operations around the globe.

In June 2001, AMP piloted *an environmental management system across its* Australasian property portfolio aimed at first measuring and then helping to reduce its environmental impacts (see page 30, Directors' Report, for more detail). Based on the success of the pilot, it will be used as the basis of a company-wide program during 2002.


AMP
foundation

The AMP Foundation invested A$2 million in Australian community organisations in 2001.

AMP subsidiary, Stanbroke Pastoral Company, manages its 12.6 million hectares of land in accordance with its Land Management Policy to ensure environmental sustainability. This policy is implemented with the guidance of independent, internationally recognised environmental consultants and is based on sustainable development principles. Further environmental protection and resource management developments will continue in 2002 (see page 30, Directors' Report, for more detail).

Board of Directors


STAN WALLIS
PAUL BATCHELOR
SIR MALCOLM BATES
PATRICIA CROSS

From left to right

Stan Wallis, AO
Chairman
BCom, Hon LLD (Monash), FCPA, FAIM, FCIM, FCIS
Member of the AMP Board since 1990 and appointed Chairman in 2000. Chairman of the Board's Nomination Committee and a member of its Governance and Remuneration Committees.

Experience
Over 40 years industrial and financial services experience. Former Managing Director (18 years) and Chairman (four years) of Amcor Limited. Past President of the Business Council of Australia and former Chairman of the 1996-1997 Committee of Inquiry into the Australian Financial System.

Other directorships
Chairman of retailer Coles Myer Ltd and technology company Pineapplehead Ltd. Director of the Australian Foundation Investment Company Ltd.

Other interests
Board member of the Melbourne Business School - University of Melbourne and The Walter & Eliza Hall Institute of Medical Research. Age 62.

Paul Batchelor
Managing Director and Chief Executive Officer FCA
Appointed to the Board in July 1999 and as Managing Director and CEO in August 1999. Joined AMP in March 1997 as Chief Financial Officer and led the successful demutualisation and listing of the company. Member of the Board's Finance, Governance and Nomination Committees. Director of AMP's key operating subsidiaries in Australia and the UK.

Experience
20 years international financial services and executive experience. Most recently was Chief Financial Officer and Group Executive Australasia & Pacific at Colonial Limited, responsible for its life and superannuation business. Led Colonial's successful demutualisation and managed major acquisitions including the purchase of State Bank of NSW.

Other interests
Member of the Business Council of Australia, the Financial Sector Advisory Council and the Investment Advisory Committee for the Australian Olympic Foundation. Age 51.

Sir Malcolm Bates MSc, FCIS, FRAeS, CIMgt
Appointed to the Board in 1998. Joined the Board of AMP (UK) plc in 1996 and appointed Chairman of AMP's key UK financial services operating subsidiaries that year. Chairman of the Board's Remuneration Committee and member of its Governance and Nomination Committees. Resident of the UK.

Experience
30 years experience as a senior executive and director of major international manufacturing and distribution organisations. Deputy Managing Director of GEC plc, Great Britain's leading manufacturer of electrical and electronic equipment, for 12 years until 1997, having previously been Senior Commercial Director since 1976.

Other directorships
Chairman of Premier Farnell plc, a distributor of electrical and other components, and Chairman of London Transport, the holding company for the London Underground system.

Other interests
A Governor and Deputy Chairman of the University of Westminster (UK). Age 67.

Patricia Cross BSc (Hons), FAICD, FAIM, FFTA
Appointed to the Board in 2000. Member of the Board's Finance and Remuneration Committees. Appointed as a Director of AMP Bank Limited from February 2002.


RICHARD GRELLMAN
LORD KILLEARN
PAUL MAZOUDIER
IAN RENARD

Experience
20 years international experience in banking and finance, having held managerial and senior executive positions with several international financial institutions including Chase Manhattan Corporation, Banque Nationale de Paris and National Australia Bank in the United States, Europe and Australia.
Other interests
Director of Opera Australia Capital Fund Limited, Heide Park and Art Gallery Limited and Board of Partners and external adviser to the Board of Directors of Deloitte Touche Tohmatsu. Member of the Financial Sector Advisory Council, the Appeal Panel of the Essential Services Commission and the Murdoch Children's Research Institute Investment Committee. Age 42.

Richard Grellman FCA

Appointed to the Board in 2000. Chairman of the Board Audit and Compliance Committee, member of its Nomination Committee and has recently been appointed a Director of AMP Life Limited.
Experience
32 years in the accounting profession. Financial Services partner with KPMG from 1982 to 2000, providing broad commercial services including specialist strategic advice to large international financial institutions. Served as a member of KPMG's National Board before being invited to sit on its National Executive in 1997 - a position held until retirement from the firm. Acted as Independent Financial Expert for the AMP demutualisation and subsequently as Investigating Accountant for the AMP prospectus and listing.
Other directorships
Chairman of the Board and Council of the Motor Accidents Authority of NSW.
Other interests
President and Chairman of the Board of Mission Australia and its controlled entities. Age 51.

Lord Killearn

Appointed to the Board in 1999. Chairman of Henderson Global Investors (Holdings) plc and the Board Finance Committee. Member of the Board Remuneration Committee. Resident of the UK.
Experience
28 years international financial services knowledge and experience. Until his retirement in April 2002, Managing Director - Corporate Finance of Cazenove & Co, an investment bank providing corporate finance advice, distributing securities and research and managing funds worldwide. Joined Cazenove in 1968 and became Cazenove Managing Director responsible for the Asia Pacific region, having established the Cazenove office in Hong Kong in 1974.
Other directorships
Director of Albion Investment Company (Alderney) Limited, a close-ended investment trust. Age 60.

Paul Mazoudier BA, LLB (Hons), FAICD

Appointed to the Board in 2000. Chairman of the Board Governance Committee, a member of its Audit and Compliance Committee and has recently been appointed a Director of AMP Life Limited.
Experience
35 years in the legal profession. Commercial partner of Minter Ellison, Lawyers, until retiring in 2000. Extensive experience in negotiation and structuring of international and local joint ventures, mergers, acquisitions, foreign investment law, superannuation and demutualisations. Former member of Minter Ellison's National Executive Committee and at the time of his retirement was NSW Chairman.
Other directorships
Chairman of Simsmetal Limited (metal processing and recycling), Bishop Technology Group Limited (automotive engineering technology), The Ambition Group Limited (finance and technology recruitment) and Atlas Copco Australia Pty Ltd (mining equipment, tools and compressors). Also a Director of HPAL Limited (essential mail and digital imaging).
Other interests
Member of the Advisory Council of the Caliburn Partnership. Age 60.

Ian Renard BA, LLM, FAICD

Appointed to the Board of AMP in 1998. Member of the Board's Finance, Audit and Compliance and Governance Committees. Appointed as a Director of AMP Bank Limited from March 2002.
Experience
29 years in the legal profession. Partner of Arthur Robinson & Hedderwicks from 1979 to 2001, practising commercial law. Since resigning from the partnership has been continuing in a consultant role with Allens Arthur Robinson.
Other directorships
Director of CSL Limited (a pharmaceutical, veterinary and health care products company), Newcrest Mining Limited (a gold and copper mining and processing company) and Hurstmead Pastoral Company Pty Ltd (sheep and cattle).
Other interests
Deputy Chancellor of the University of Melbourne and chairs or serves on various University Council committees. Chairman of the Melbourne Theatre Company, a member of the Collections Committee of the State Library of Victoria and a trustee of the R E Ross Trust and the Queen's Fund public charitable trusts. Director of Australian Major Performing Arts Group Ltd, a non-profit company. Age 55.

The Board believes that an effective corporate governance culture is critical to the success of AMP.

Corporate Governance

A Corporate Governance Charter, adopted by the Board, provides an overall governance framework and identifies the respective roles and responsibilities of AMP's Board of Directors and management in setting the strategy and direction of AMP and in managing and controlling the organisation. The governance principles adopted by the Board are designed to meet best practice.

The role of the Board
The Board is responsible for the long-term growth and profitability of AMP. The Board charts the direction of AMP and monitors management's performance on behalf of the shareholders. A critical role of the Board is to ensure that AMP is pursuing a winning strategy. To achieve this result the Board is constructively engaged with management to ensure the appropriate development, execution and modification of AMP's strategy.

Board meetings
The Board normally meets seven times each year for scheduled meetings and on other occasions to deal with any specific matters that require attention between scheduled meetings. Scheduled meetings include annual strategic reviews; an annual management resource review; and visits to Australian and overseas operations. Board meetings are used to monitor, challenge and fully understand the business and operational issues.

Composition of the Board
The Board will continue to have a substantial majority of independent Directors. There are currently seven non-executive Directors, including the Chairman, plus the Managing Director and Chief Executive Officer. Profiles of each of the Directors are shown on pages 24 and 25 of this report. All non-executive Directors are considered by the Board to be independent of management and free from any business, interest or other relationship which could materially interfere with the exercise of their independent judgement.

Criteria for membership
For Directors appointed by the Board, the Board will consider the range of skills and experience required in the light of:

→ the geographic spread and diversity of AMP's businesses;

→ the strategic direction and progress of AMP;

→ the current composition of the Board; and

→ the need for independence.

When a vacancy exists, the Board identifies candidates with the mix of capabilities and perspectives considered necessary for the Board to carry out its responsibilities effectively. A Director appointed by the Board must stand for election at the next Annual General Meeting.

A person is not eligible to hold the office of Director unless he or she holds at least 2,000 AMP shares at all times after 60 days from first appointment or election. The Director's retirement age is 70.

Board performance
The Board has a process in place to facilitate a review of its composition and an evaluation of its performance. The review covers a range of issues including the Board's role, capabilities, processes, interaction with management and contribution to the ongoing performance and strategic direction of AMP.

Director education
An orientation program is arranged for new members of the Board to meet the senior management and gain an understanding of AMP's businesses, markets, and customers in each geographic region. Resources are provided to enable Directors to continually update their knowledge and skills.

Board Committees
The Board carries out certain of its duties by delegation to Board Committees. These Committees meet regularly and make recommendations to the Board on issues delegated to them. The Committees operate under Terms of Reference approved by the Board and their duties extend across AMP.

Board Audit and Compliance Committee - The Committee assists the AMP Board to discharge its corporate governance responsibilities, including: the business's relationship with, and the independence of, the external auditors; the reliability and appropriateness of the disclosure of the financial statements and external financial communication; and the maintenance of an effective business risk management framework including compliance and internal controls. The Committee is composed of at least three non-executive Directors.

Board Finance Committee - The Committee's responsibilities include advising the Board on AMP's risk appetite in relation to financial and credit risk and the target credit rating and earnings volatility limits which underpin capital management decisions. The Committee is composed of at least two non-executive Directors and the Managing Director and Chief Executive Officer. This Committee replaced the Board Finance and Investment Committee with effect from January 2002.

Board Governance Committee - The Committee considers corporate governance matters across AMP, including AMP's corporate social responsibility policies and governance issues referred for consideration by the AMP Board and Chairman from time to time. The Committee is composed of at least two non-executive Directors and the Managing Director and Chief Executive Officer. This Committee has been operating since January 2002.

Board Nomination Committee - The Committee supports and advises the AMP Board on composition and succession planning for the Board and on the remuneration of non-executive Directors. The Committee is composed of at least three non-executive Directors and the Managing Director and Chief Executive Officer. This Committee has been operating since January 2002.

Board Remuneration Committee - The Committee reviews AMP's remuneration and compensation plans, policies and practices and makes recommendations to the AMP Board on matters related to the Chief Executive Officer's remuneration, including appraisal of the performance of the Chief Executive Officer. The Committee is composed of at least three non-executive Directors. This Committee replaced the Board Human Resources Committee with effect from January 2002.

Conflicts of interest
The Board has in place a policy and procedures for the disclosure and resolution of any matter which may give rise to actual or potential conflicts between the interests of a Director and those of AMP.

Access to independent advice
Where a Director perceives an irregularity or matter of concern in relation to an AMP related matter, he or she may seek independent advice at AMP's expense.

Risk management and controls
The Board is responsible for ensuring adequate measures are in place to manage risk. AMP has a risk management program that is supported by tools and techniques to enable the business to identify and assess risks, respond appropriately and monitor/review risks and related management and control techniques. The Board is also responsible for ensuring that adequate measures are undertaken to manage compliance. To facilitate proper compliance, a systematic approach to compliance management has been implemented across AMP covering a broad range of legal and regulatory requirements and corporate policies.

Ethical standards
AMP conducts its business with the highest standards of personal and corporate integrity. AMP has adopted a Code of Conduct outlining the standards of personal and corporate behaviour which Directors and employees observe.

Corporate Governance (cont)

Trading in shares

AMP's Employee Share Trading Policy requires that Directors or employees must not trade in AMP securities or in other entities' securities whilst in the possession of inside information. Additionally, Directors, executives and other senior staff are only permitted to deal in AMP securities in the 30-day period beginning on the second day after the release of AMP's half-year results, yearly results and the Annual General Meeting or the issue of an AMP prospectus offering securities.

Communications with shareholders

AMP is committed to:

→ ensuring that shareholders and the financial markets are provided with full and timely information about its activities;

→ complying with continuous disclosure obligations contained in applicable Listing Rules and the Corporations Act in Australia; and

→ ensuring that all stakeholders have equal opportunities to receive externally available information issued by AMP.

AMP's approach to communicating with shareholders and the financial markets is set out in AMP's Market Disclosure Policy which has been endorsed by the Board and senior management.

Information is communicated to shareholders through the distribution of the annual report and newsletters to shareholders following release of the half-yearly and yearly results and whenever there are other significant developments to report. In addition, all significant information is posted on AMP's website (www.ampgroup.com/shareholdercentre) as soon as it is disclosed to the financial markets.

Your Directors present their report on the consolidated entity consisting of AMP Limited (the Company) and the entities it controlled at the end of or during the year ended 31 December 2001 (AMP Group).

Directors' Report

Directors' details
Details of Directors of the company in office at the date of this report, and each Director's qualifications, experience and special responsibilities are included on pages 24 to 25 of this report.

Directors' meetings
Details of meetings of the Board and each Board Committee held and attended during the year are included on page 33 of this report.

Principal activities
AMP is a leading international financial services organisation focused on wealth management. Its principal activities include retirement savings and incomes, funds management, life insurance and general insurance distribution, financial planning and banking services. AMP operates in more than 20 countries around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. Except as described in this report there have been no significant changes in the nature of those activities during the year.

Review of operations and results
The result for 2001 was net profit after tax attributable to shareholders of $690 million, compared to $1,152 million for 2000. A detailed analysis of shareholder profit is shown below in this report.

AMP's results are made up of two primary components: operating margins and investment income. The fundamentals of the business, as reflected in core recurring operating margins, remain positive with strong growth of 14% to $938 million, compared with $823 million in 2000. Investment income was significantly lower than last year due to a reduction in the market value of equity investments, principally in the UK. This had an adverse impact on the net profit after tax.

A number of significant restructuring activities were undertaken during the year, the largest being the sale of the General Insurance business. AMP continues to distribute AMP branded general insurance products provided by the purchasers and continues to manage in run-off the reinsurance and corporate businesses retained. AMP sold its 25% interest in Virgin One for a profit of $76 million.

Assets under management at 31 December 2001 of $292 billion remain steady compared with $291 billion at 31 December 2000, with the impact of lower equity markets offset by new business growth and currency effects. Both business growth and retention have been solid in the challenging market conditions with net cashflows from our wealth creation and protection products reaching $25.2 billion, against $31.0 billion achieved in strong markets during 2000.

The aggregate of all life insurance premiums received and receivable, and general insurance premiums, decreased overall to $17.8 billion from $18.9 billion in 2000 due largely to the divestment of the General Insurance business. These amounts include premiums received and receivable on policies in the life insurance funds in the nature of deposits of $13.6 billion, which decreased slightly from $13.9 billion in 2000. For financial reporting purposes these items are accounted for as increases in life insurance policy liabilities and only the margins attributable to AMP from that business are classified as revenue in the statement of financial performance.

Shareholder capital and reserves have increased by 8% to $9,520 million since 31 December 2000, reflecting the profit for the year after dividends and the unrealised

increase in reserves due to the strengthening of sterling against the Australian dollar on the net sterling denominated assets. The increase also includes additional share capital of $407 million issued under the Dividend Reinvestment and Share Purchase and Option Plans.

In our operating businesses:

→ AMP Financial Services in Australia and New Zealand performed well, with a 12% increase to $393 million in core operating margins driven by strong growth in new business.

→ AMP UK Financial Services also lifted operating margins by 24% to $328 million. This is due to experience gains, cost management, revenue growth, particularly in the IFA channel, and favourable exchange rate movements.

→ Henderson Global Investors, AMP's asset management business, contributed $208 million after tax to core recurring operating margins in difficult markets compared with $216 million for 2000.

→ AMP International's operating businesses continued to show growth. In particular, Cogent and AMP Banking in Australia and New Zealand produced both increased revenues and profits. New businesses were launched in Indian and Japanese retail financial services markets.

Residual exposures in discontinued businesses (reinsurance and residual lines of general insurance business retained by AMP) continue to be run down. The profit of $126 million includes releases of provisions and reserves no longer required as the portfolio risks are reduced, as well as the first half results of the divested General Insurance business.

Political donations
AMP believes it is appropriate to make contributions to support the democratic process. Contributions to political parties are determined on a basis which recognises the relative representation of major political parties in Parliaments throughout Australia and New Zealand.

Contributions to major political parties made during 2001 were:

Federal Liberal Party of Australia	$55,000
Federal Australian Labor Party	$55,000
National Party of Australia	$25,000
Australian Democrats	$15,000
Labor Party of New Zealand	NZ$10,000
National Party of New Zealand	NZ$10,000

Smaller contributions were also made during 2001 to Australian State political parties.

Significant changes in the state of affairs
The divestment of general insurance businesses in Australia, New Zealand and the UK, announced in June, was settled in the second half of the year. The sale resulted in the realisation of $1.8 billion in value for AMP. Overall, the transactions realised intangible assets of $1.1 billion without financial loss or detriment to shareholder value.

During the year AMP acquired the independent financial advisory firm Towry Law in the UK and the UK online personal finance service company Interactive Investor.

AMP established two retail financial services joint ventures in Asia during the period under review - with NEC in Japan, supported by a distribution alliance with Miroku Jyoho Service Co and with The Sanmar Group in India.

In July, AMP announced a restructuring of its Virgin joint ventures, and the sale of its 25% stake in Virgin One, also through AMP International. The sale generated a profit of $76 million. The restructure has brought together the remaining two Virgin businesses, Virginmoney.com and Virgin Direct. The new business is called Virgin Money and AMP continues to own 50% of the joint venture.

Likely developments
Details of likely developments in AMP's businesses are set out elsewhere in this report. In the opinion of the Directors, disclosure of further information about likely developments in AMP's businesses are commercially sensitive and would be likely to be detrimental and result in unreasonable prejudice to the company.

The environment
AMP recognises it has direct and indirect impacts on the environment. Its direct impacts include the consumption of energy, water, paper and other materials, as well as the production of waste, through its day-to-day operations. Its indirect impacts come from its significant and varied investments in listed and private companies and commercial operations around the globe.

Many areas of AMP have been active in environmental management for some time. That knowledge is increasingly being shared across the company, recognising that improvements in environmental management are more pertinent to some areas of AMP's operations than to others.

AMP has adequate systems in place for the management of its environmental requirements generally and various AMP businesses have a specific focus on the environmental impact of their business activities. While AMP is subject to environmental regulations in relation to its activities on land,

these are general regulations that apply to all persons and are not particular and significant in their application to AMP.

Property
AMP continues to progressively implement environmental management plans at key facilities in its Australian and New Zealand property (land and building) portfolio.

In June 2001, AMP piloted an environmental management system across its Australasian property investment management division, which will be used as the basis of a company-wide program during 2002. This system is based on the principle that environmental management is integral to effective property and investment management. The system commits the business to achieving above-compliance standards and to promoting the environmental education of employees, contractors and stakeholder businesses.

As part of the pilot, office buildings and shopping centres representing 57%, an investment of $9.1 billion, of the total portfolio by value were assessed on environmental management criteria under three broad categories: air, land and sea/waterways. This process identified a number of initiatives that combine financial savings with environmental benefits, such as reductions in water usage, and their roll-out to other AMP Henderson properties will be progressed during 2002.

In Europe, AMP's property acquisition due diligence process incorporates an environmental assessment to determine any environmental hazards that may directly or indirectly affect the property. When purchases are considered that incorporate any form of environmental remediation, a risk review is undertaken to establish any residual hazards.

In the UK, AMP implements other environmental management systems in association with UK development partners and tailored to particular projects. These systems recognise the importance of consultation during the development process both within the developers' immediate implementation structure and with the local and regional community.

Stanbroke Pastoral Company
Stanbroke is an AMP subsidiary managing a portfolio of properties in northern Australia for beef production.

Stanbroke remains committed to managing its significant resources in an environmentally sensitive and sustainable way through its land management policy.

As part of the continuous improvement of this policy, Stanbroke has commenced an environmental review of its 12.6 million hectares. Current and historical environmental features of the central Queensland region and the Stanbroke properties within that region have been recorded in an independently compiled environmental register. The next step is to review the format of the register in preparation for expansion to the remaining regions where Stanbroke properties are located.

In support of Stanbroke's commitment to sustainable land management, representatives from the Australian Conservation Council, World Wildlife Fund, Queensland Conservation Council, Queensland Department of Natural Resources and Mines, and Toowoomba Regional Environmental Council visited the central Queensland group of properties to view and discuss the results of Stanbroke's land management practices in June 2001. Dialogue with these and other environmental groups will be ongoing.

A self-imposed moratorium on clearing of remnant vegetation was set in 2000 and remains in force.

Proactive monitoring of ground water quality on the Queensland properties will continue to be undertaken along with practices to identify potential areas of dry land salinity hazard.

Additional environmental protection and resource management developments will continue in 2002, including fencing of riparian and remnant vegetation zones and the expansion of innovative soil conservation and vegetation management practices.

Investment management
AMP is an investor in entities which engage in a wide range of activities. AMP is not generally involved in the active management of such organisations. However, where AMP has invested more than A$100 million in an entity and appointed nominee directors to the board, those directors have reported to the Board Audit and Compliance Committee (pursuant to a requirement that they report to AMP on any compliance issues) on environmental issues.

Specifically they are required to report on whether the compliance programs employed at the relevant entities are appropriate to identify environmental breaches and report them in a timely fashion, and whether they are aware of any breaches of particular and significant environmental regulations as they apply to those entities.

Events occurring after the reporting date
As at the date of this report the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year that has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

Directors' and other officers' remuneration

Details of the emoluments paid to the Directors and the five highest paid executive officers of the group and options granted are disclosed in Note 8 of the Concise Financial Report.

Options

Disclosure of information relating to the granting and exercise of options over unissued ordinary shares is shown in Note 32 of the Full Financial Report.

Directors' interests

The interests of each Director in AMP shares, options over AMP shares and other registered schemes made available by AMP as at the date of this report are as shown on page 33.

Indemnification and insurance of Directors and officers

Under its Constitution, the company has, to the extent permitted by the Corporations Act 2001, agreed to indemnify all officers of AMP (including the Directors) for any liability, whether civil or criminal (including the costs and expenses of defending actions for an actual or alleged liability), which they may incur in that capacity.

No indemnity is given to current or former employees of the AMP Group against liability incurred in their capacity as an employee unless the giving of the indemnity has been approved by the Board. During or since the end of the financial year, no such indemnities have been provided.

During or since the end of the financial year, the AMP Group has paid or agreed to pay premiums in respect of a contract insuring all of the officers (including all Directors) of the AMP Group against certain liabilities as permitted by the Corporations Act 2001. The insurance policy prohibits disclosure of the nature of the liability, the amount of the premium and the limit of liability.

In addition, the company and each of the Directors are parties to Deeds of Indemnity and Access, as approved by the Board. Those Deeds of Indemnity and Access provide that:

→ the Directors will have access to the books of AMP Limited for their period of office and for seven years after they cease to hold office;

→ AMP Limited indemnifies the Directors to the extent permitted by the Corporations Act 2001; and

→ AMP Limited will maintain Directors' and Officers' insurance cover for the Directors to the extent permitted by the Corporations Act 2001 for the period of their office and for seven years after they cease to hold office.

The Deeds of Indemnity and Access were amended during the financial year, as approved by the Board, principally to clarify that the indemnity covers liabilities incurred by the Directors in their capacity as officers of other AMP Group companies.

Dividends

Details of the dividends paid and declared during the financial year are disclosed in Note 6 of the Concise Financial Report.

Rounding

In accordance with the Australian Securities and Investments Commission Class Order 98/0100, amounts in this Directors' Report and the accompanying Financial Report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Stan Wallis
Chairman

Paul Batchelor
Managing Director and
Chief Executive Officer

Sydney, 27 February 2002

Directors' interests

At 27 February 2002, the Directors hold the following beneficial interests in AMP Limited Shares, Options over AMP Limited Shares, and Debentures and Registered Schemes made available by AMP Limited or its related entities.

S D M Wallis	11,000	Shares
P J Batchelor	104,569	Shares
	60,000	Rights to shares under the Performance Share and Option Plan
	200,000	Options held under the Executive Option Plan
	1,282,980	Options held under the Managing Director and Chief Executive Officer's Option Plan
Sir Malcolm Bates	5,000	Shares
P A Cross	10,000	Shares
R J Grellman	5,000	Shares
Lord Killearn	12,623	Shares
P K Mazoudier	2,600	Shares
I A Renard	5,085	Shares
	50	AMP Income Securities

Attendance at Board and Board Committee meetings

Details of attendance by Directors of AMP Limited at the Board and Board Committee meetings held during the year ended 31 December 2001 are as follows:

DIRECTORS AT 31 DECEMBER 2001[1]	AMP LIMITED BOARD		BOARD AUDIT AND COMPLIANCE COMMITTEE		BOARD FINANCE AND INVESTMENT COMMITTEE		BOARD HUMAN RESOURCES COMMITTEE		OTHER COMMITTEES[2]	
	A	B	A	B	A	B	A	B	A	B
S D M Wallis	15	15					7	7	2	2
P J Batchelor	15	15			7	6			3	3
Sir Malcolm Bates	15	15					7	7	1	0
P A Cross	15	15			7	6	7	7		
R J Grellman	15	15	9	9					1	1
Lord Killearn	15	14			7	7				
P K Mazoudier	15	14	9	8			7	7		
I A Renard	15	15	9	8	7	6				

Notes:

Column A – Indicates number of meetings held while the Director was a member of the Board/Committee.

Column B – Indicates number of those meetings attended.

(1) C J Hewson who retired on 11 December 2001 attended meetings during 2001 as follows: 14 of 15 Board meetings, 8 of 9 Board Audit and Compliance meetings and 5 of 6 Board Finance and Investment Committee meetings.

(2) Other Committees of the Board were constituted during the year in relation to the financial results and the acquisition of Towry Law plc.

Detailed analysis of shareholder profit

for the year ended 31 December 2001

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit.

	Year ended 31 Dec 2001 A$million	Year ended 31 Dec 2000 A$million
Core recurring operating margins[1]		
AMP Financial Services	**393**	350
UK Financial Services	**328**	264
Henderson Global Investors	**208**	216
AMP International	**9**	(7)
Total core recurring operating margins	**938**	823
Non-recurring margins		
AMP Financial Services	**(27)**	20
Henderson Global Investors	**2**	99
AMP International	**76**	-
Total non-recurring margins	**51**	119
Discontinuing businesses		
Discontinuing business	**109**	(22)
General Insurance	**17**	39
Total discontinuing businesses	**126**	17
Total operating margins	**1,115**	959
Normalised investment income attributable to Business Units	**533**	511
Interest expense on corporate debt	**(242)**	(278)
Corporate and other expenses	**(102)**	(128)
Normalised contribution	**1,304**	1,064
Investment income market adjustment	**(559)**	106
Other	**-**	3
Net profit after tax attributable to shareholders before goodwill amortisation	**745**	1,173
Amortisation of goodwill	**(55)**	(21)
Net profit after tax attributable to shareholders of AMP Limited	**690**	1,152

Note:
(1) Core recurring operating margins include experience profits, capitalised losses and reversals.

Concise Financial Report

for the year ended 31 December 2001

About the AMP Concise Financial Report

The financial statements and disclosures in the Concise Financial Report on pages 36 to 49 have been derived from the AMP Group's 2001 Full Financial Report. A more comprehensive understanding of the AMP Group's financial performance, financial position and financing and investing activities is provided in the Full Financial Report.

A copy of the Full Financial Report, including the Auditor's Report on the Full Financial Report, is available and will be sent to any shareholder without charge on request by phoning Australia: 1300 65 44 42, New Zealand: 0800 44 80 62, UK: 0800 783 3315. They can also be accessed via the internet at www.ampgroup.com.

Contents

	page
Consolidated statement of financial performance	36 - 37
Consolidated statement of financial position	38 - 39
Consolidated statement of cash flows	40 - 41
Notes to the financial statements	42 - 49
Independent audit report	50

The discussion and analysis with each of the statement of financial performance, statement of financial position and statement of cash flows is provided to assist readers in understanding the Concise Financial Report. The Concise Financial Report has been derived from the 2001 Full Financial Report of the AMP Group.

Statement of financial performance discussion and analysis

for the year ended 31 December 2001

Operating result

The net profit attributable to shareholders after tax is $690 million (2000: $1,152 million). The decrease is predominantly due to significantly lower investment income, partly offset by an increase in operating margins.

Operating performance by business segment

An analysis of the result by business segment (see Note 2) shows the following trends:

→ AMP Financial Services net profit after tax decreasing from $628 million in 2000 to $600 million in 2001, down 5%;

→ Henderson Global Investors net profit after tax remaining consistent from $223 million in 2000 (excluding the non-recurring $99 million performance fees in 2000 from the Henderson Technology Investment Trust) to $219 million in 2001;

→ UK Financial Services net profit after tax increasing from $468 million in 2000 to $564 million in 2001, up 21%;

→ AMP International net profit after tax increasing from a loss of $6 million in 2000 to a profit of $88 million in 2001 which included non-recurring profit from the sale of Virgin One; and

→ discontinuing operations from General Insurance and Corporate and Reinsurance businesses increasing from $58 million in 2000 to $177 million in 2001.

The performance of AMP Financial Services includes a 12% increase in operating margins offset by lower net investment income, and experience loss suffered on HIH securities.

The performance by Henderson Global Investors reflects a fall in key global equity markets in 2001 and the inclusion of one-off technology performance fees in 2000.

The performance of UK Financial Services includes a 24% increase in operating margins.

AMP International includes a profit of $76 million from selling its 25% stake in Virgin One to former partner, The Royal Bank of Scotland.

Revenue

Revenue from ordinary activities of $4,359 million consists of net premium revenue of $4,155 million, investment losses of $1,605 million and fee and other revenue of $1,809 million.

Net premium revenue $4,155 million is down from $5,006 million in 2000, mainly due to lower premiums associated with General Insurance where only six months of trading results are included in 2001.

Fee and other revenue has reduced to $1,809 million from $2,037 million in 2000 principally due to non-recurring performance fees earned by Henderson Global Investors in 2000.

Investment losses of $1,605 million is less than 2000 gains of $7,157 million due to weaker performance of equities markets, especially in the UK where the FTSE fell 16%.

Expenses

Expenses from ordinary activities of $4,946 million consist of claims expenses of $9,242 million, operating expenses of $4,455 million and borrowing expenses of $894 million offset by a movement in life insurance policy liabilities of $9,645 million.

Claims expense of $9,242 million compared to $9,775 million in 2000 reflects a higher level of life insurance claims offset by lower General Insurance claims due to the divestment of that business.

The movement in life insurance policy liabilities of $9,645 million has increased from $2,194 million in 2000 due to:

→ reduced obligations relating to investment linked life insurance policies as a result of unfavourable investment returns; and

→ different levels of deposits and withdrawals.

Operating expenses of $4,455 million have decreased from $5,012 million in 2000, reflecting management actions in response to investment markets and the exit from a number of businesses in 2000-01 (General Insurance, AAS and Resolve Engineering).

Other equity interests

Other equity interest is mainly comprised of movements in unattributed life funds.

Such movements arise from the following:

→ the fund earnings are by their nature volatile from one period to the next because of movements in investment income. In a particular year the bonuses paid to policyholders will either exceed or be below the earnings of the fund;

→ the extent to which the bonus payments in a particular year exceed or are below the earnings flows through as a movement to the unattributed life funds; and

→ when bonuses exceed earnings, the net outflow of funds is shown as an expense in arriving at net profit (loss). The corresponding movement in the unattributed life funds is shown below the net profit (loss) line as a decrease in other equity interests. Similarly, when earnings exceed the bonus payments the net funds inflows are shown as net revenues in the determination of net profit (loss). The corresponding movement in the unattributed life funds is shown below the net profit (loss) line as an increase in other equity interests.

Consolidated statement of financial performance

for the year ended 31 December 2001

	Note	2001 A$million	2000 A$million
Premium and related revenue	3	**4,155**	5,006
Fee and other revenue	3	**1,809**	2,037
Investment gains (losses) on policyholder funds, unattributed life funds and shareholder funds	3	**(1,605)**	7,157
Claims expense	4	**(9,242)**	(9,775)
Movement in life insurance policy liabilities	4	**9,645**	2,194
Operating expenses	4	**(4,455)**	(5,012)
Borrowing costs		**(894)**	(971)
Profit (loss) from ordinary activities before income tax - shareholders and other equity interests		**(587)**	636
Income tax (expense) credit		**397**	107
Net profit (loss) from ordinary activities after income tax - shareholders and other equity interests		**(190)**	743
Other equity interests			
- Unattributed life funds		**940**	455
- Outside equity interests - controlled entities		**(60)**	(46)
Net profit after tax attributable to shareholders of AMP Limited		**690**	1,152
Net exchange difference on translating self-sustaining foreign operations		**211**	279
Total changes in equity other than those resulting from transactions with owners as owners		**901**	1,431

	2001 A$ cents per share	2000 A$ cents per share
Basic earnings per ordinary share	**62.1**	105.2
Diluted earnings per ordinary share	**61.9**	102.9
Proposed and paid dividends per share	**51.0**	47.0

Statement of financial position discussion and analysis

as at 31 December 2001

Assets

Total assets decreased by $3,782 million during 2001 to $173,365 million.

The excess of market value over the net assets of controlled entities decreased by $1,019 million during 2001 to $2,926 million. This mainly reflects the sale of General Insurance businesses and the internal restructure of the GIO Financial Services and Asset Management businesses.

Liabilities

Total liabilities decreased by $4,176 million during 2001 to $156,048 million. The net decrease reflects movements in all liability classes including the impact of the sale of General Insurance businesses.

Equity attributable to shareholders

Total Equity attributable to shareholders increased by $735 million to $9,520 million reflecting:

→ net profit after tax attributable to shareholders of $690 million;

→ *dividends provided for and paid of $573 million;*

→ $407 million increase in contributed equity from shares issued under the Dividend Reinvestment Plan and employee share and option plans; and

→ $211 million increase in the foreign currency translation reserve due to the weakening of the Australian dollar against sterling.

Other equity

Total other equity decreased by $341 million comprising:

→ $570 million decrease in life insurance funds in UK controlled entities not specifically attributed to shareholders or policyholders discussed further in the following paragraph; and

→ $229 million increase in other equity interests in controlled companies and unit trusts reflecting an increase in the Group's holdings of controlled entities with minority interests.

Any distribution from the UK life insurance funds is governed by UK statutory requirements. The $570 million movement during 2001 reflects:

→ the positive impact of the strengthening sterling against the Australian dollar of $370 million, offset by $940 million usage of surpluses within the life funds to support policyholder entitlements as a result of market related movements (refer discussion and analysis on Other equity interests); and

→ the impact of the favourable exchange rate movement is accounted for directly through the foreign currency translation reserve and not through the statement of financial performance.

Consolidated statement of financial position

as at 31 December 2001

	2001 A$million	2000 A$million
Assets		
Cash at bank and on deposit	**8,485**	5,960
Receivables	**7,832**	6,760
Equity securities	**71,772**	75,648
Debt securities	**61,064**	62,097
Property	**18,072**	18,361
Other investments	**1,186**	2,514
Operating assets	**306**	651
Deferred tax assets	**367**	356
Other assets	**489**	660
Intangibles	**866**	195
Excess of market value over net assets of controlled entities	**2,926**	3,945
Total assets	**173,365**	177,147
Liabilities		
Accounts payable	**4,364**	3,546
Income tax payable	**166**	507
Unearned premiums	**108**	861
Outstanding claims	**3,772**	5,497
Provisions	**2,572**	2,838
Deferred tax liabilities	**1,666**	2,305
Borrowings	**10,668**	10,979
Life insurance policy liabilities	**130,188**	131,213
Subordinated debt	**2,544**	2,478
Total liabilities	**156,048**	160,224
Net assets	**17,317**	16,923
Equity attributable to shareholders		
Contributed equity	**4,613**	4,206
Capital reserve	**510**	510
Foreign currency translation reserve	**313**	102
Shareholders' retained profits	**4,084**	3,967
Total equity attributable to shareholders	**9,520**	8,785
Other equity		
Unattributed life funds	**6,232**	6,802
Other equity interests in controlled entities	**1,565**	1,336
Total other equity	**7,797**	8,138
Total equity	**17,317**	16,923

Statement of cash flows discussion and analysis

for the year ended 31 December 2001

Cash flows
Cash increased over the year by $4,241 million reflecting:

→ decreased investments holdings; and

→ $342 million positive impact on cash held in the UK caused by the weakening A$ against sterling.

Cash flows used in operating activities reflect a net usage of $944 million.

Cash outflows from financing activities were $1,096 million principally reflecting:

→ net repayments of borrowings ($1,252 million);

→ dividends paid ($381 million); and

→ partly offset by proceeds from the issue of shares ($243 million).

Cash inflows from investing activities were $6,281 million. Significant investing flows reflect:

→ net movements away from property and equities to interest bearing investments; and

→ net cash inflows from acquisitions and divestments of businesses, notably General Insurance.

	2001 A$million	2000 A$million
Cash comprises:		
Cash on hand	**881**	819
Cash on deposit	**7,604**	5,141
Deposits in	**(2,107)**	(1,675)
Bank overdrafts	**(50)**	(223)
Short-term bills and notes (included in investments)	**2,987**	670
Balance at the end of the year	**9,315**	4,732

Consolidated statement of cash flows

for the year ended 31 December 2001

	2001 A$million	2000 A$million
Cash flows from operating activities		
Cash receipts in the course of operations	**21,521**	21,593
Interest and other items of a similar nature received	**4,065**	3,474
Dividends received	**1,505**	1,405
Cash payments in the course of operations	**(26,587)**	(24,370)
Borrowing costs	**(807)**	(960)
Income tax paid	**(641)**	(860)
Net cash flows from (used in) operating activities	**(944)**	282
Cash flows from investing activities		
Proceeds from sale of properties	**3,824**	1,247
Proceeds from sale of equities	**18,453**	37,090
Proceeds from sale of units in unit trusts	**4,453**	6,726
Proceeds from sale of controlled entities - sale of Australasian General Insurance business (net of cash disposed)	**1,021**	-
Proceeds from sale of other controlled and associated entities	**250**	137
Proceeds from sale of interest-bearing securities	**116,095**	72,128
Proceeds from repayment of loans	**4,725**	3,758
Proceeds from sale of other investments	**2,863**	2,444
Payments to acquire properties	**(2,504)**	(1,827)
Payments to acquire equities	**(16,915)**	(29,109)
Payments to acquire units in unit trusts	**(6,949)**	(14,172)
Payments to acquire controlling interest - Towry Law (2000: NPI) (net of cash acquired)	**(209)**	(860)
Payments to acquire other controlled and associated entities (net of cash acquired)	**(156)**	(583)
Payments to acquire interest-bearing securities	**(110,980)**	(72,854)
Loans granted	**(4,886)**	(4,846)
Payments to acquire other investments	**(2,804)**	(1,119)
Net cash flows from (used in) investing activities	**6,281**	(1,840)
Cash flows from financing activities		
Proceeds from borrowings	**6,434**	7,136
Repayment of borrowings	**(7,686)**	(7,872)
Dividends paid	**(381)**	(333)
Proceeds from the issue of shares	**243**	91
Other equity interest	**294**	(42)
Net cash flows from (used in) financing activities	**(1,096)**	(1,020)
Net increase (decrease) in cash	**4,241**	(2,578)
Balance at the beginning of the year	**4,732**	6,966
Effect of exchange rate changes on cash balances	**342**	344
Balance at the end of the year	**9,315**	4,732

Notes to the financial statements

for the year ended 31 December 2001

1. BASIS OF PREPARATION OF THE CONCISE FINANCIAL REPORT

The Concise Financial Report has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standard AASB 1039: 'Concise Financial Reports' and applicable Australian Securities and Investments Commission Orders.

The AMP Group consists of AMP Limited (AMP) and its controlled entities including life insurance funds of those controlled entities. As a result, both shareholder and policyholder interests in the life insurance funds of controlled entities are consolidated.

AMP prepares the consolidated financial statements on the basis of market value and historic cost generally accepted accounting principles. Insurance entities, which represent the material operations of the AMP Group, adopt the principles of market value accounting whereby changes in market value of assets and liabilities during the year are recognised in the statement of financial performance.

Comparative information
Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

Changes in accounting policies
Accounting policies in this Financial Report are consistent with those of the previous year except for the first time application of revised Accounting Standard AASB 1018: 'Statement of Financial Performance', revised AASB 1034: 'Financial Report Presentation and Disclosure' and AASB 1040: 'Statement of Financial Position'.

Under the new rules, the concept of abnormal items has been removed. Previously the required format showed a calculation of operating profit before abnormals, abnormals, and operating profit after abnormals.

Presentation of a line described as operating profit before abnormals is no longer allowed, and the official term " abnormals" has been removed.

However, in accordance with the requirements of AASB 1018, individual components of revenue or expense that are of such a size, nature or incidence " that disclosure is relevant in explaining the financial performance" , which may have been previously described as abnormal, have been disclosed in Note 5.

A number of other minor disclosures and presentation changes have also been adopted throughout the Financial Report. The changes do not affect the calculation of net profit (loss) nor statement of financial position valuations.

In accordance with the requirements of AASB 1038: 'Life Insurance Business', life insurance premiums have been split between their revenue and deposit components. Similarly, expenses relating to life insurance policy payments and policy liabilities have been split between their expense and withdrawal components.

This requirement applies to the Group for the first time in 2001. Previously the total amount of premiums received and receivable was recognised as revenue and the total amount of the claims paid and payable was treated as expense. There is no effect on net profit (loss) as a result of the change.

The details of the split are shown in Notes 3 and 4.

2. SEGMENT INFORMATION

BUSINESS SEGMENTS	Total revenue		Net profit after tax attributable to shareholders[1][2]		Total assets	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million	2001 A$million	2000 A$million
AMP Financial Services	**2,809**	5,983	**600**	628	**56,111**	58,260
UK Financial Services	**(2,237)**	3,755	**564**	468	**100,895**	101,328
Henderson Global Investors	**1,085**	1,322	**219**	322	**1,193**	1,274
AMP International	**959**	386	**88**	(6)	**7,919**	7,342
Corporate Office	**128**	(62)	**(877)**	(232)	**3,835**	1,501
	2,744	11,384	**594**	1,180	**169,953**	169,705
Discontinuing operations						
- General Insurance business	**1,028**	1,888	**32**	73	**604**	4,275
- Corporate and Reinsurance business	**668**	1,014	**145**	(15)	**4,039**	4,332
Eliminations[3]	**(81)**	(86)	**(81)**	(86)	**(1,231)**	(1,165)
Total	**4,359**	14,200	**690**	1,152	**173,365**	177,147

GEOGRAPHIC SEGMENTS	Total revenue		Net profit after tax attributable to shareholders[1][2][4]		Total assets	
	2001 A$million	2000 A$million	2001 A$million	2000 A$million	2001 A$million	2000 A$million
Australasia	**5,460**	8,260	**272**	494	**68,197**	69,851
United Kingdom and Continental Europe	**(1,387)**	5,187	**405**	632	**103,411**	105,439
Rest of the world	**367**	839	**94**	112	**2,988**	3,022
	4,440	14,286	**771**	1,238	**174,596**	178,312
Eliminations[3]	**(81)**	(86)	**(81)**	(86)	**(1,231)**	(1,165)
Total	**4,359**	14,200	**690**	1,152	**173,365**	177,147

Business and Geographic segments

- AMP Financial Services provides financial planning, investment services, superannuation and life insurance products in Australia and New Zealand.
- UK Financial Services provides savings, investment, insurance, retirement products and financial planning services.
- Henderson Global Investors provides investment management services including private capital and property portfolios and socially responsible investments.
- AMP International comprises AMP Banking, Cogent, Virgin Direct, eBusiness strategies and initiatives and new geographic markets.
- Discontinuing operations include:
  (i) General Insurance business; and
  (ii) Corporate insurance operations, mortgage insurance operations and reinsurance operations.
- Corporate Office provides support services to each of the business units.

Notes:

(1) Net profit after tax attributable to shareholders by business segments varies from the Detailed Analysis of Shareholder Profit in the Directors' Report which attributes only operating margins to business segments whereas this segment note also includes normalised investment income for each segment.

(2) To eliminate the impact of market volatility on the underlying performance of the business segments, investment income on shareholder capital attributed to the business segments is normalised. The excess or shortfall between the normalised return and the actual investment income is allocated to Corporate Office.

(3) The elimination of net profit after income tax attributable to shareholders represents the amount included in the AMP Financial Services segment for dividends paid by UK Financial Services to AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.

(4) The 2001 net profit after tax attributable to shareholders includes the results from the divestment of General Insurance of $183 million loss for Australasia and a $183 million gain for the UK and Continental Europe.

Notes to the financial statements (cont)

for the year ended 31 December 2001

3. REVENUES FROM ORDINARY ACTIVITIES

	2001 A$million	2000 A$million
Premium and related revenue[1]		
Life insurance premium and related revenue received and receivable	**16,694**	16,993
Less: deposits recognised as an increase in life insurance policy liabilities	**(13,649)**	(13,874)
Life insurance premium and related revenue - recognised as revenue	**3,045**	3,119
General insurance premium and related revenue received and receivable	**1,110**	1,887
Total premium and related revenue	**4,155**	5,006
Fee and other revenue		
Investment management fees	**723**	929
Service fees	**456**	406
Other revenue	**630**	702
Total fee and other revenue	**1,809**	2,037
Investment gains (losses)[2]		
Interest		
- Other related parties - associated entities	**29**	37
- Other corporations	**4,026**	4,010
Dividends and distributions		
- Other related parties - associated entities	**158**	45
- Other corporations	**1,889**	2,072
Net rents	**895**	864
Net realised and unrealised gains (losses)	**(8,773)**	(91)
Other investment income	**171**	220
Total investment gains (losses)	**(1,605)**	7,157

Note:

(1) Life insurance premiums are split between their revenue and deposit components. A similar split has been applied to life insurance claims between their expense and withdrawal components and a corresponding offsetting adjustment (i.e. equivalent to the net of the adjustment to premiums and claims) is made to Movement in life insurance policy liabilities. There is no profit effect.

(2) Investment gains (losses) include all investment income received and receivable and realised and unrealised gains and losses from investment transactions relating to all policyholder funds, unattributed life funds and shareholder funds. The amount attributable to shareholders is a loss of $26 million (2000: $617 million gain).

4. EXPENSES FROM ORDINARY ACTIVITIES

	2001 A$million	2000 A$million
Claims		
Life insurance claims paid and payable	**(18,539)**	(19,580)
Less: withdrawals recognised as a reduction in life insurance policy liabilities	**10,420**	11,929
Life insurance claims recognised as expense	**(8,119)**	(7,651)
General insurance claims recognised as expense	**(1,123)**	(2,124)
Claims expense	**(9,242)**	(9,775)
Movement in life insurance policy liabilities		
Change in net policy liabilities and unvested policyholder benefits	**6,416**	249
Add: deposits recognised as an increase in life insurance policy liabilities	**13,649**	13,874
Less: withdrawals recognised as a reduction in life insurance policy liabilities	**(10,420)**	(11,929)
Movement in life insurance policy liabilities	**9,645**	2,194
Operating expenses		
Policy acquisition - life insurance	**(925)**	(924)
Policy maintenance - life insurance	**(1,192)**	(1,160)
Other operating expenses	**(2,338)**	(2,928)
Operating expenses	**(4,455)**	(5,012)
Other operating expenses includes the following items:		
Amortisation of goodwill	**(55)**	(21)
Depreciation of operating assets	**(71)**	(134)
Rental - operating leases	**(47)**	(58)
Increase in provisions for employee entitlements	**(86)**	(121)

Notes to the financial statements (cont)

for the year ended 31 December 2001

5. SIGNIFICANT ITEMS

The following items have been recognised in the statement of the financial performance for the period:

	Significant items before income tax A$million	Income tax on significant items A$million	Policyholder interests in significant items after income tax A$million	Significant items after income tax attributable to shareholders A$million
2001 - Consolidated				
Divestment from general insurance business				
- Increase in the value of UK general insurance business prior to divestment	**250**	**(67)**	**-**	**183**
- Decrease in the value of Australasian general insurance business prior to divestment	**(233)**	**50**	**-**	**(183)**
Other significant items				
- Increase in value of Virgin One business prior to divestment	**76**	**-**	**-**	**76**
2000 - Consolidated				
Restructuring and integration costs	(276)	83	42	(151)
Release of deferred tax provisions no longer required	-	154	-	154

6. DIVIDENDS PAID AND PROPOSED

	2001 A$million	2000 A$million
Dividends paid	**280**	252
Dividends proposed	**293**	265
Total dividends paid and proposed	**573**	517

In 2001, a partly franked (to 15%) dividend of 25 cents per ordinary share was paid on 25 October 2001. A dividend of 26 cents per ordinary share, franked to 15%, is proposed to be paid on 23 April 2002.

In 2000, an unfranked dividend of 23 cents per ordinary share was paid on 25 October 2000. A dividend of 24 cents per ordinary share, franked to 15%, was paid on 20 April 2001.

7. EVENTS OCCURRING AFTER REPORTING DATE

At the date of this report, the Directors are not aware of any matter or circumstance that has arisen since the end of the financial year which has significantly affected or may significantly affect the operations of the consolidated entity, the results of its operations or its state of affairs, which is not already reflected in this report.

8. REMUNERATION OF DIRECTORS AND EXECUTIVES

Directors

Fees paid to members of the Board are based on advice from external remuneration advisers and the Group's remuneration specialists. This advice takes into consideration the level of fees paid to board members of other Australian corporations, the size and complexity of the Group's operations and the responsibilities and workload requirements of Board members.

As the focus of the Board is on the long-term direction of the Group, there is no direct link between Directors' remuneration and the short-term results of the Group. However, its long-term performance relative to other large corporations is considered, among other factors, in setting the fee pool which is periodically proposed to shareholders at Annual General Meetings for approval.

Board fees are not paid to Mr Batchelor since the responsibilities of Board membership are considered in determining remuneration provided as part of his normal employment conditions. Details of remuneration for Mr Batchelor are given later in this note.

Apart from Mr Batchelor, who was granted options as discussed in subsequent pages regarding executive remuneration, no Directors of AMP Limited have been granted options.

Set out below are the fees paid by the Group to non-executive Directors of AMP Limited for the year ended 31 December 2001:

NON-EXECUTIVE DIRECTORS AT 31 DECEMBER 2001[2]	Fees for AMP Limited Board and Committees	Fees for other Group Boards	Superannuation contributions	Other payments[1]	Total
	A$	A$	A$	A$	A$
S D M Wallis	350,000	-	28,000	47,450	425,450
Sir Malcolm Bates	100,000	249,931[3]	-	-	349,931
P A Cross	100,000	-	8,000	-	108,000
R J Grellman	112,000	12,466[4]	9,957	-	134,423
Lord Killearn	100,000	123,703[5]	-	-	223,703
P K Mazoudier	107,500	12,466[6]	9,597	-	129,563
I A Renard	100,000	-	8,000	-	108,000

Notes:

(1) Relates to living away from home costs.

(2) The Directors in the table above were Directors as at 31 December 2001. During the year, amounts were paid to C J Hewson who retired as a non-executive Director during 2001: A$109,858 (comprising fees of A$101,720, and superannuation contributions of A$8,138).

(3) Relates to fees of £90,000 paid to Sir Malcolm Bates as Chairman of AMP's UK Financial Services subsidiaries.

(4) Relates to fees paid to R J Grellman as Director of AMP Life Limited and Chairman of its Audit and Compliance Committee.

(5) Relates to fees of £44,545 paid to Lord Killearn as a Director and then as Chairman of Henderson Global Investors (Holdings) plc.

(6) Relates to fees paid to P K Mazoudier as a Director of AMP Life Limited and a member of its Audit and Compliance Committee.

Notes to the financial statements (cont)

for the year ended 31 December 2001

8. REMUNERATION OF DIRECTORS AND EXECUTIVES (cont)

Executives

AMP's remuneration policy is designed to foster a performance culture, to promote teamwork among employees at all levels and to align the interests of employees with shareholders.

Remuneration for senior executives of the Group is determined in accordance with remuneration guidelines established by the Board. Through the Board Remuneration Committee, the Board oversees the remuneration process. The Board approves remuneration for the Chief Executive Officer. All members of the Board Remuneration Committee are non-executive Directors who are not eligible to participate in any of the compensation programs that the Committee oversees. The Chief Executive Officer attends the Committee meetings by invitation.

The remuneration of the Chief Executive Officer and senior executives consists of the following components:

Salary - This part reflects the scope of the job and the level of skill and experience of the individual.

Short-term incentive - All management level employees are eligible to receive an annual incentive payment. The Chief Executive Officer is eligible to receive payments with approval from the Board Remuneration Committee. The primary factor for determining the amount available for these payments is the performance of the Group and the business units against the Operating Plan. This plan is taken by the Chief Executive Officer to the Board for approval prior to the beginning of each year.

Long-term incentive - The purpose of the long-term incentive plan is to promote long-term improvements in areas of financial and strategic importance which would strengthen the Group for the future. The Chief Executive Officer is the only participant in the long-term incentive plan reflecting his contractual entitlements as Chief Executive Officer.

Non-cash benefits - The Group contributes to executives' superannuation funds and pension plans, and provides non-cash benefits in addition to salary in line with local country regulations and market conditions.

Option and Share Plans - Executives may be entitled to participate in the Executive Option Plan (EOP), the Employee Share Acquisition Plan (ESAP) and the All Employee Share Ownership Plan (AESOP) and previously were entitled to participate in the Performance Share and Option Plan (PSOP). Executives based in Australia or New Zealand, other than the Chief Executive Officer, are entitled to participate in ESAP. Executives based in the UK are entitled to participate in AESOP.

Executives are eligible to participate in share option grants each year, usually in June. The number of options allocated varies according to the performance of the Group and the business units as well as factors such as market capitalisation. Allocations for individual executives are recommended by each business unit or functional head to the Chief Executive Officer. Each grant will carry time and performance related exercise conditions unless otherwise determined by the Board Remuneration Committee. Final approval for the grant requires approval of the Board through the Board Remuneration Committee. Not all executives will receive a grant each year.

Executives other than the Chief Executive Officer may also be eligible to be issued shares for no consideration under the Executive Share Ownership Plan. The plan is designed to reward and provide retention incentives for executives who are considered key to the future success of AMP.

The Managing Director and Chief Executive Officer's Option Plan provides for the grant of options to the Managing Director and Chief Executive Officer under terms approved at the Annual General Meeting on 18 May 2000. The options are subject to time and performance exercise conditions. After a performance period of at least three years, the Board will determine the number of options capable of vesting based on AMP's financial performance as measured by reference to shareholders' return over the performance period. The exercise price is $15.93, which is based on the market price at the time of Mr Batchelor's appointment as Chief Executive Officer.

Set out in the table below is the remuneration of the Chief Executive Officer of AMP Limited and the most highly remunerated other executive officers who are concerned with the management of the Group for the year ended 31 December 2001:

EXECUTIVE	Salary	Short-term incentive[1]	Long-term incentive[2]	Superannuation contributions	Other payments[3]	Total	Options granted during 2001[4]	Shares issued during 2001[5]
	A$'000	A$'000	A$'000	A$'000	A$'000	A$'000	Number	Number
P J Batchelor - Chief Executive Officer	1,418	1,205	408	275	36	3,342	-	-
R Yates - Managing Director, Henderson Global Investors[6]	1,527	1,666	-	790	10	3,993	100,000	-
T Fraser - Managing Director, UK Financial Services[6]	972	486	-	413	681	2,552	200,000	60,000
A Mohl - Managing Director, AMP Financial Services	750	475	-	129	-	1,354	-	-
M de Cure - Chief Financial Officer	700	365	-	112	-	1,177	-	-
W Foster - Chief Information Officer	550	275	-	87	463	1,375	-	20,000

Notes:

(1) Short-term incentive payments are based on individual performance for 2001 and are paid in 2002. Mr Batchelor has elected to take 50% of this amount in cash and have the other 50% applied to purchase AMP shares on market.

(2) The long-term incentive amount was determined by the Board Remuneration Committee by reference to the long-term incentive plan rules which take into account AMP performance over the previous three years. Mr Batchelor has elected to take 50% of this amount in cash and have the other 50% applied to purchase AMP shares on market.

(3) Other payments include one-off costs associated with appointment during the year, expatriate and relocation allowances, non-cash benefits (motor vehicles, travel, rent, etc.) and interest forgone on executive loans.

(4) The following information provides indicative values at grant date of options granted in 2001 determined using an adjusted Black Scholes pricing model. The Black Scholes method takes into account a number of factors including share price at the date the options were granted, the exercise price of each option, time to maturity, and the volatility in the price of AMP shares. While this method is widely recognised for valuing options, the subjectivity inherent in estimating volatility means that the value determined should be regarded only as indicative of fair value. A probability discount applied to the Black Scholes calculations reflects the applicable time and performance exercise conditions.
Options were granted to Mr Fraser on 1 February 2001 and to Mr Yates on 21 July 2001 under the Executive Option Plan at an exercise price based on the market price at the time of granting the options, and are subject to time and performance exercise conditions (the same as those applying to the Managing Director and Chief Executive Officer's Option Plan). Using the valuation method described above, the value of each option granted to Mr Fraser is A$2.24 (amounting to a total value of A$448,000) and to Mr Yates is A$1.99 (amounting to a total value of A$199,000).

(5) Shares issued in 2001 to these executives under the Executive Share Ownership Plan are subject to restrictions on transfer for three years from the date of issue. If the executive ceases to be an employee during that time, the shares will be forfeited unless the Board Remuneration Committee determines otherwise. The shares were issued on 16 March 2001 for no consideration. The value of shares is based on A$19.90, the share price on the date of issue (amounting to a total value of A$1,194,000 for Mr Fraser, and A$398,000 for Mr Foster).

(6) Australian dollar equivalents for amounts paid to Mr Yates and Mr Fraser in pounds sterling are based on the average exchange rate for 2001 of £1 = A$2.777.

Independent audit report

for the year ended 31 December 2001

To the members of AMP Limited

Scope

We have audited the Concise Financial Report of AMP Limited for the financial year ended 31 December 2001, as set out on pages 36 to 49, in order to express an opinion on it to the members of the company. The company's Directors are responsible for the Concise Financial Report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the Concise Financial Report is free of material misstatement. We have also performed an independent audit of the Full Financial Report of AMP Limited for the year ended 31 December 2001. Our audit report on the Full Financial Report was signed on 27 February 2002, and was not subject to any qualification.

Our procedures in respect of the audit of the Concise Financial Report included testing that the information in the Concise Financial Report is consistent with the Full Financial Report and examination, on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the Full Financial Report. These procedures have been undertaken to form an opinion whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Accounting Standard AASB 1039: "Concise Financial Reports".

The audit opinion expressed in this report has been formed on the above basis.

Audit opinion

In our opinion, the Concise Financial Report of AMP Limited complies with Accounting Standard AASB 1039: "Concise Financial Reports".

Ernst & Young

B J Long
Partner

Sydney, 27 February 2002

Information for shareholders

Distribution of shareholdings as at 7 March 2002

Categories	Number of holders	% of issued capital
1 - 1,000	832,931	27.30
1,001 - 5,000	125,923	19.09
5,001 - 10,000	3,530	2.06
10,001 - 100,000	1,159	2.16
100,001 and over	187	49.39
Total	**963,730**	**100.00**

The number of shareholders holding less than a marketable parcel of ordinary shares is 20,226.

Substantial shareholders
The Company has received no substantial shareholding notices.

Total number of holders of ordinary shares and their voting rights
As at 7 March 2002, the share capital of AMP Limited consisted of 1,129,593,718 ordinary shares, held by 963,730 shareholders. The voting rights attaching to the shares are that each registered holder of shares present in person (or by proxy, attorney or representative) at a meeting of shareholders has one vote on a vote taken by a show of hands, and one vote for each fully paid share held on a vote taken on a poll.

Total number of options over unissued shares and option holders
As at 7 March 2002, AMP Limited had on issue 44,834,558 options over unissued ordinary shares in AMP Limited, held by 14,700 option holders.

Stock exchange listings
AMP Limited is listed on the Australian Stock Exchange and on the New Zealand Stock Exchange.

Restricted securities
There are no restricted securities on issue.

Buy-back
There is no current on-market buy-back.

Twenty largest shareholders as at 7 March 2002

		Ordinary shares	% of issued capital
1	J P Morgan Nominees Australia Limited	113,354,057	10.03
2	National Nominees Limited	79,389,547	7.03
3	Westpac Custodian Nominees Limited	75,776,005	6.71
4	RBC Global Services Australia Nominees Pty Limited	60,743,131	5.38
5	Citicorp Nominees Pty Limited	35,461,612	3.14
6	Commonwealth Custodial Services Limited	22,875,650	2.03
7	AMP Life Limited	19,639,429	1.74
8	Queensland Investment Corporation	17,628,107	1.56
9	Cogent Nominees Pty Limited	14,170,990	1.25
10	ANZ Nominees Limited	10,854,137	0.96
11	MLC Limited	10,392,181	0.92
12	HSBC Custody Nominees (Australia) Limited	10,111,285	0.90
13	J P Morgan Custodial Services Pty Limited	5,839,727	0.52
14	Westpac Financial Services Limited	5,085,717	0.45
15	The National Mutual Life Association of Australasia Limited	4,844,616	0.43
16	NRMA Nominees Pty Limited	4,779,420	0.42
17	Zurich Australia Limited	3,167,474	0.28
18	Bond Street Custodians Limited	2,987,903	0.26
19	Government Superannuation Office	2,985,557	0.26
20	New Zealand Central Securities Depository Limited	2,809,163	0.25
Top 20 Total		**502,895,708**	**44.52**
Total Shares		**1,129,593,718**	**100.00**

Information for shareholders (cont)

ANNUAL GENERAL MEETING

→ The meeting will be held in the City Recital Hall, Angel Place, Sydney on 16 May 2002 at 10am.

A better way to receive your dividend

If we currently pay your dividend by cheque, have you considered the benefits of having your money paid directly to your financial institution account or joining the Dividend Reinvestment Plan (DRP)?

Benefits of direct payment to your financial institution account:

→ Save time - you don't have to go to your financial institution to deposit the cheque;

→ Get your money sooner - your dividend is deposited as cleared funds so you don't have to wait for the cheque to clear;

→ It's safer - it removes the chance of your dividend cheque being lost or stolen; and

→ It saves money - it costs less to deposit your dividend into an account than it does to send you a cheque. Less costs for AMP benefit all shareholders.

Benefits of DRP:

→ Increase your shareholding - your dividend is used to buy more AMP shares;

→ Pay no transaction costs - you do not have to pay brokerage or any other transaction costs. You only pay for the cost of the shares; and

→ It's safer - it removes the chance of your dividend cheque being lost or stolen.

Due to regulatory constraints in many jurisdictions, the DRP is only available to shareholders who have a registered address in and are residents of Australia or New Zealand.

For more information about changing the way we currently pay your dividend, simply contact the share registry. Contact details are on this page.

Shareholder centre
@ www.ampgroup.com

The AMP shareholder centre is a dedicated section on AMP's website providing services to help you stay informed and manage your shareholding.

At the shareholder centre, you can register your email address to receive online information, view and update some of your shareholding details, and learn more about the AMP Group of companies.

How to contact us

For information about your AMP shareholding, please contact the share registry.

Shareholder Information Lines

Australia
Telephone 1 300 654 442
Facsimile 1 300 301 721

New Zealand
Telephone 0800 448 062
Facsimile 09 488 8787

United Kingdom
Telephone 0800 783 3315
Facsimile 0870 703 6119

Rest of world
Telephone 61 2 8234 5000
Facsimile 61 2 8234 5002

Registered Office of AMP Limited
Level 24
33 Alfred Street
Sydney NSW 2000
Australia
Telephone 61 2 9257 5000
Facsimile 61 2 8275 0199

Internet www.ampgroup.com

Board Executive and Company Secretary
Christine McLoughlin

→ Unless otherwise specified, information in this report is current as at 7 March 2002.

Designed and produced by Enterprise IG

AMP is growing and managing wealth in more than 20 countries around the world

PENSIONS, SUPERANNUATION AND RETIREMENT PLANNING

INVESTMENTS

INSURANCE

BANKING

FINANCIAL PLANNING AND ADVICE

Corporate strategy

AMP is an international financial services company focused on wealth management. We offer our customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

We will continue to grow as an international financial services company by:

→ **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom;

→ **expanding** from Australia, New Zealand and the United Kingdom by transferring our retail financial services skills to selected new markets in Europe and Asia;

→ **building** an international asset management business through expansion into Europe, Asia and North America; and

→ **focusing** on high growth, high return wealth management products and services.

Our strategy capitalises on three significant market trends that are driving growth and creating opportunities for sustained shareholder returns:

→ aging populations;

→ people becoming increasingly responsible for funding their own retirement; and

→ increasing complexity driving the need for information and advice.

AMP

www.ampgroup.com

905673

AMP

Annual results 2001

Paul Batchelor
Chief Executive Officer

27 February 2002


AMP

Solid operating performance in tough year

	FY01	FY00	FY99
Net profit after tax & other items	$690m	$1,152m	$(424m)
Core recurring operating margins	$938m	$823m	$595m
Investment income on shareholder capital	$(26m)	$617m	$860m
Earnings per share	$0.62	$1.05	$(0.39)
Dividend	$0.51	$0.47	$0.41
Return on equity	8.1%	14.3%	(5.0)%


AMP

Strong margin growth underpins result

Movement in net profit after tax

A$m

$1,152

$115

$41

$(11)

$(607)

$690

NPAT FY00

Increase in core recurring op margins

Increase in other margins

Increase in corporate expenses inc goodwill

Fall in investment income net of interest on corp debt

NPAT FY01



Sustained growth in core operating margins

14% increase in core recurring operating margins

A$m
302
448
595
823
938
FY97
FY98
FY99
FY00
FY01

AMP

AMP Financial Services



12% increase in core recurring operating margins
A$m
325
234
91
399
248
151
512
232
280
628
20
258
350
600
234
393
-27
FY97
FY98
FY99
FY00
FY01
Core recurring operating margin
Normalised investment income
Non-recurring margins

AMP

AMP UK Financial Services



24% increase in core recurring operating margins
A$m
297
108
189
384
137
247
355
128
227
468
204
264
564
236
328
FY97
FY98
FY99
FY00
FY01
Core recurring operating margin
Normalised investment income

AMP

Henderson Global Investors

Steady margins in difficult markets


A$m
26
4
22
88
8
80
135
8
127
322
7
99
216
219
2
9
208
FY97
FY98
FY99
FY00
FY01
Core recurring operating margin
Normalised investment income
Non-recurring margins



AMP International

Creating value

Self sustaining	**Cogent**	• 29% increase in operating margins • 29% increase in assets under administration
	AMP Banking	• Deposits up 25%; New mortgages up 46% in Australia • Delivered small profit of A$5m in Australasia
	Virgin Money	• Virgin One 25% stake sold, realising A$76m profit
	AMP New Ventures	• Worked with UKFS to launch Ample & acquire Interactive Investor
	AMP Asia	• New businesses in India & Japan; deferred China entry
Emerging	**AMP Europe**	• Assessing retail financial services opportunities in continental Europe

AMP

AMP

Financial disciplines

Marc de Cure

Chief Financial Officer


AMP

Capital strength maintained

- AA rating continues to hold firm
- Increasing proportion of capital in operations
- Strict investment criteria for operating capital
- Investment framework reducing volatility of investment income



Cost management remains key priority

Cost to income ratios

Business Unit	FY98	FY99	FY00	FY01	Outlook
AMPFS	62%	54%	48%	43%	Stable
UKFS	n/a	88%	65%	60%	Mid to late 50s including Towry Law
Henderson	76%	72%	68%	68%	Further improvement to mid 60s
Corporate expenses *	$105m	$111m	$128m	$102m	Maintain ratio

*Excludes goodwill



Solid cashflow in turbulent market

Wealth management net cashflow

$30,954
5797
7478
1044
3634
13,001
$25,262
2636
1306
4245
17,700
-625
A$m
2000
2001
Institutional
AMPFS contemporary retail
UKFS contemporary retail
Henderson contemporary retail
Rest of world retail sub-advisory - includes BPL take-up in 2000

AMP



Driving shareholder value

2001	ROIC	ROBUE	ROE
AMP Financial Services	14.1%	16.1%	
AMP UK Financial Services	10.2%	13.2%	
Henderson Global Investors	11.2%	44.3%	
AMP Group actual	7.1%		8.1%
AMP Group normalised	11.1%		14.2%


AMP

Leveraging core skills to deliver growth

	Existing products & services	New products & services
Existing markets	**Serving customers & leveraging distribution** • AMPFS • UKFS • Henderson	**Meeting new customer needs** • AMPFS • UKFS • Henderson
New markets	**Building customers & distribution** • AMP International • Henderson	**Diversification** Discrete opportunities in targeted markets



Signposts

2001

- ✓ Reshaped manufacturing of general insurance
- ✓ Exited non-strategic business activities
- ✓ Began expansion of retail distribution model in to selected new markets
- ✓ Launched direct e-based initiatives in UK and NZ
- ✓ Continue consolidation of UKFS companies and streamlining market offering
- ✓ Establish shared services model in Australia
- ✓ Continue Henderson growth by expanding distribution reach
- ✓ Double digit growth in core operating margins

2002

- Increased market penetration and improved customer retention in home markets
- Continued move to leading position in financial planning in the UK
- Strengthened planner business and expanded Australian distribution platform
- Built brand strength in the UK and established the brand in select new markets
- Delivered growth in asset management capability and scale
- Established distribution channels and launched products into select new markets
- Progress on capital restructure of UK life companies

AMP

AMP


Appendix


AMP

Definitions

ROBUE

Return on business unit equity is business unit net profit after income tax (including normalised investment income) over the Business Unit's average net assets during the period. No allowance is made for the benefit of gearing, which occurs at group level.

ROIC

Return on invested capital is business unit net profit after income tax (including normalised investment income) over the Business Unit's average capital over the period.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 27 February, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Issue of Additional Shares – Employee Option Plans

ANNOUNCEMENT NO.: 20/02

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

27 February 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 92,577 additional shares under the AMP Employee Option Plan, the AMP UK Sharesave Scheme and the AMP Share Purchase Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,129,404,700 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	92,577
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	54,240 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 34,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (cont.)	2,606 options exercised Exercise price: £6.73 (A$18.95) per share Expiry date: 30/09/2002 449 options exercised Exercise price: £5.25 (A$14.78) per share Expiry date: 27/09/2003 N/A to the 114 shares issued under the AMP UK Sharesave Scheme and the 168 shares issued under the AMP Share Purchase Plan that closed on 14 December 2001.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	54,240 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; 34,000 shares @A$16.41 per share; 2,606 shares @£6.73 (A$18.95) per share; 449 shares @£5.25 (A$14.78) per share; 168 shares @A$17.80 per share; and 114 shares @A$19.04 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan/AMP UK Sharesave Scheme/AMP Share Purchase Plan at the prices as set out above. Copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 February 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,129,312,123 + 92,577 ------------------ 1,129,404,700	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 27 February 2002: 45,587,057	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

+ See chapter 19 for defined terms.

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 February 2002
P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.


21

AMP's 2001 financial results

Presentation to analysts by Paul Batchelor, Chief Executive Officer, ar
de Cure, Chief Financial Officer, AMP Limited.

27 February 2002

Paul Batchelor, Chief Executive Officer, AMP
Title slide

- Good afternoon ladies and gentlemen, and thank you for coming h today. I appreciate you giving us your time.
- Over the next half an hour or so, I am going to talk to you about hc see our 2001 financial results and where we are focusing our attei going forward.
- I will not be going through the numbers in great detail.
- They are all in the Investor Report and I do not think there is greai me reciting them to you again.
- Our CFO Marc de Cure will spend more time on the drivers of lon value later on.
- As well as Marc, also joining me here this afternoon are the Mana Directors of our Business Units:
  - Tom Fraser, from AMP UK Financial Services,
  - Andrew Mohl, from AMP Financial Services,
  - Tim Wade, AMP International
  - and Roger Yates, Henderson Global Investors.
- They will be happy to take any questions you have about their businesses later on.
- We are aiming to keep the first part of this session pretty tight, so we can leave plenty of time to take those questions.
- So what do our 2001 results show?

Slide 2: Solid operating performance in tough year

- Well, it is a mixed picture, with net profit after tax impacted by negative investment income – a fallout of the depressed global investment markets. No surprises there, I hope.
- In contrast, we are pleased with the performance of our operating businesses.
- A 14% increase in core recurring operating margins in a year like 2001 shows that these businesses are strong. They performed well under testing conditions.
- Obviously the fall in net profit has impacted our earnings per share and return on equity.
- But we have increased our dividend to $0.51, reflecting our confidence in the underlying strength of our business.
- So overall, we think this is a solid result in a pretty tough year. It shows we are taking the business in the right direction, our operating businesses are strong and our structure is resilient.
- Now let me explain why we think that.

Slide 3: Strong margin growth underpins net profit

- This slide clearly shows the impact of our two income streams on our 2001 net profit – the positive impact of the growth in operating margins and the negative impact of the fall in investment income.
- This picture would have been much worse, if we had not made substantial changes to our business in the past four years.
- In 1997, for example, investment income contributed about three-quarters of our profit.
- While in some respects 2001 was an unusual year – thankfully synchronised global recessions do not happen too often (the last was in 1981); to say nothing of the events of September 11
- markets do fluctuate.
- On average you might expect to cope with a tough year like 2001 about two or three times in a decade.
- That means, of course, that investment earnings are always more volatile than operating earnings.
- That is why we began the program to transform AMP
- deploying more of our capital into our growing operating businesses and increasing the proportion of our income flows from those businesses.
- So that, in 2001, on a normalised basis, our core businesses contributed about three-quarters of our profit – a complete reversal of the situation a few years ago.

Slide 4: Sustained growth in core operating businesses

- You can see the result of that transformation more clearly in this slide.
- Our 2001 results continue what has been a sustained trend for four years now.
- In the toughest markets for financial services for many years – particularly offshore – our operating businesses continued to grow, with core margins reaching a record $938 million.
- We also grew profitability, with significant increases in new business value in our retail businesses
- On a like for like basis, the value of new business in AMP Financial Services was up 15%
- While in the UK, it was up 12.5%, in a period where we were restructuring the business as well.
- And we drove down costs across the board, reducing the Group's total cost to income ratio to 60%, underpinned by cost reductions in AMP Financial Services and UKFS.
- We continued to sharpen our focus on our high growth, high return wealth management operations, divesting non-core assets like General Insurance, Resolve Engineering and Virgin One during the year.
- Together, these divestments realised almost $2 billion in capital, which we have used to strengthen the balance sheet and make a couple of acquisitions in the UK.
- Maintaining our capital strength is one of our key management priorities and is particularly important in managing the business in turbulent times.

- The focus on our core businesses helped drive the solid gains they made over the past 12 months.

- So looking at these business units in more detail..... and remember as we go through these slides that our business unit profits incorporate a normalised investment income figure.

Slide 5: AMP Financial Services

- You can see that **AMP Financial Services** continues to reap the benefits of the changes we have made over the past 3 years, with a strong performance.
- This is a quality result, on most measures you care to apply - growth in margins, value of new business, net cashflows, persistency levels or reduced costs.
- It is the outcome of several years hard work, relentlessly driving improvements across the business
- And it includes a raft of new initiatives in 2001, primarily focused on our customers and planners.
- Last year Andrew Mohl and his team continued to invest in building distribution to reach more customers through existing and new channels.
- And one of our newest channels, AMP Direct, increased sales by 68%.
- But the advice channel remains fundamental to this business.
- And we have continued to grow that channel,
- by investing in new technology such as the Planner Portal, and about 1100 new planner websites, to improve efficiencies and the ease of doing business with AMP.
- We still see significant growth potential in the Australian market, particularly with new products to suit the changing needs of our customers
- And much improved offers in our existing core products such as risk, insurance, and retail and corporate superannuation.

Slide 6: UK Financial Services

- Turning to **UK Financial Services** – this business is now one year into its 3-year transformation program and it is tracking well.
- Despite a turbulent retail market in the UK, we have made significant progress in integrating and strengthening our business.
- To summarise a year's work in a few words is not easy and Tom Fraser will have to forgive me if I do not cover everything:
  - But the team have built a single business platform from 3 businesses, helping drive down controllable costs by 9%.

- They have launched a single marketing group for our UK products, reducing the range from 190 to a best of breed of 40, all now under the AMP brand.
- And they have introduced a single business support operation - also known as a service company - which more equitably matches business risks and benefits between policyholders and shareholders.
- They have streamlined and retrained our direct sales force
- increased our penetration of the dominant UK sales channel, the independent financial advisers
- acquired our own IFA, Towry Law
- and upgraded our direct offering, using technology to improve customer access and convenience.

- In early signs of success, new business is up 10% on 2000 in Sterling terms, even though we have pulled out of some market segments which did not meet our profitability criteria.
- There is still plenty of work to be done in the UK, but this business is now positioned well for the future - and is likely to be a beneficiary of the regulatory moves to depolarisation,
- something we anticipated when we bought Towry Law.

Slide 7: Henderson Global Investors

- Moving on now to **Henderson Global Investors**
- This is the business unit most obviously exposed to market volatility and I am very pleased with how quickly and effectively Roger Yates and his team moved last year to protect the profitability of the business.
- Henderson relies on global equity markets for growth and profitability and the indices for many of these key markets have, on average, fallen by about 16-18% from their 2000 levels.
- In fact, the UK market was down around 30% at its lowest point last year.
- Yet Roger and his team managed to deliver relatively steady operating margins, a stable cost to income ratio and a stable level of assets under management.
- In this market, that is a quality result, particularly in comparison to many of their competitors.
- It was achieved through:
  - a tight focus on cost management
  - and excellent growth in UK institutional business.
- But importantly we did not allow the global market downturn to deflect us from our long-term growth strategy for Henderson.
- We continued to drive international growth through geographic expansion, new strategic alliances, product innovation and a diverse range of new mandate wins.
- Henderson is showing the benefit of being a multi-style asset manager, with diversified cashflows.

Slide 8: AMP International

- Lastly in our review of business units, we come to **AMP International,** our growth incubator formerly known as International & Technology Ventures

- This group is building momentum in taking AMP's core skills into new growth areas,
- with new businesses now operational in India and Japan, and a new unit focusing on opportunities in Europe in retail financial services.
- We also had a good hard look at China last year,
- and while we liked what we saw, we did not fall in love with it.
- AMP International's operating businesses, Cogent and AMP Banking, are tracking to plan, with Cogent delivering a 29% increase in core margins and Banking moving into profitability in Australasia – slightly ahead of plan, actually.

Slide 9: Logo

- The final point I would like to make about these results before handing over to Marc is just this.
- Our business structure spans a mix of geographies, product areas and market segments.
- This delivers an organisational agility that enables us to ride the ups and downs of the global economy.
- It is a structure with an element of natural hedging. We saw that last year when the Australian market, for example, seemed insulated to some degree from the downturns in Europe, Asia and the US.
- And when the economic cycle turns here, as cycles do, I can see the hedging working in reverse.
- Clearly, we would have liked to deliver a higher net profit in 2001. But our performance under pressure over the past 12 months illustrates our resilience and ability to deliver sustainable results.
- Now over to Marc.

Marc de Cure, Chief Financial Officer, AMP

Slide 10:– Introduction

- Thank you Paul
- With each results presentation I have spoken about the frameworks by which we manage the drivers of AMP's value - capital, costs and cashflow – the three Cs. The tough environment of 2001 emphasised to me just how important these frameworks are.
- Over the past few years, we have significantly strengthened core financial disciplines around the three Cs
- And we will continue to work on improving them as they are having a tangible effect on what business we do and how we do it.
- Paul has spoken about the results. My presentation will focus on these disciplines and how they are reflected in our 2001 outcomes.

Slide 11 heading: Capital strength maintained

- Capital strength remains a priority for AMP.
  In 2001 AMP's capital remained resilient against market shocks and our AA rating was maintained.
- At the same time we are focussed on managing our capital to minimise volatility in investment income and enhance our capital strength in times of market weakness, when we need it most.

- The need for this was highlighted last year when investment income was down for a number of reasons:
  - **Firstly -** AMP's investment performance is usually well above market – in 2001 it was not.
  - In 2000, for example, we delivered about $200m above benchmark thanks to strategic investments such as Westpac STRYPES and Colonial share transactions.
  - The **second** hit came from the simple fact that global equity markets fell significantly, particularly in the UK - where we have a large proportion of our capital invested.
  - At one stage the FTSE was down 30%, and over the year it fell by 16%.
  - These are the biggest falls since the oil crisis of the 1970s.

- To address the year-on-year volatility of investment returns and capital strength, we are testing and gradually implementing a new management framework for our investment mix, which takes into account liquidity, volatility and required investment time horizons for capital strength.
- We are also deliberately shifting the balance of our capital deployment – with an increasing proportion in operations and a decreasing proportion backing products.
- For example, as our product mix moves away from capital intensive products – such as capital guaranteed offerings – we are freeing capital to support business growth drivers such as brand and distribution channels, and potentially acquisitions.
- When investing in operations, AMP applies a strict investment criteria which rewards high growth, high return businesses that leverage our core competencies.
- Applying this criteria, in 2001 we divested the general insurance operations, Virgin One, AAS, Resolve Engineering and the individual-deed superannuation business within AMPFS.
- This freed almost $2 billion in capital. The money was used to necessarily reduce our debt levels by almost $1 billion, supporting growth in our core operations and invested in the acquisitions of Towry Law and Interactive Investor.
- In other capital initiatives,
  - AMP Bank has done an initial securitisation of $1.3 billion of mortgages, and this programme will continue
  - Restructure of the capital base of the UK life companies remains high on the agenda – and by that I mean a restructure which incorporates
    - the NPI overcoat
    - Orphan estate, and
    - redesign of the product mix and capital base of the UK life entities.
- As I said, capital management is considered fundamental to our ongoing success and remains a strong management focus.
- This enables us to execute our strategy from a position of capital strength and deliver returns to all stakeholders.

Slide 11 heading: cost management remains key priority

- The second key driver of value is cost management.
- In 2001 all business units continued their cost focus, driving a substantial improvement in the Group's cost ratio, which is down to 60%.
- The discipline has paid off. Operating margins have grown strongly and our businesses have demonstrated they can take decisive action when necessary – as shown by Henderson last year.
- Just a point to bear in mind about cost to income ratios: as our business unit cost bases become more streamlined, their ratios will become more sensitive to changes in product and channel mix.

- Looking at the business unit ratios in detail, taking AMP Financial Services first: with its cost to income ratio down to 43%, AMPFS is now enjoying the benefits of its restructured distribution channels, large improvements in planner productivity and increased focus on core operations. This cost to income ratio should remain broadly steady on the current business mix.
- UK Financial Services is one year into its three year restructure programme and showing steady efficiency improvements. We expect further upside as revenue mix, restructure initiatives and the Business Support Operation flow through to improved operating margins.
- *Henderson* has done very well to hold its cost ratio in 2001. Facing a turbulent period, with falling asset values driving fees down, Henderson took decisive early action on costs. The 68% cost ratio is a good outcome, set against this market volatility and continued investment in international distribution channels and the institutional client base.
- Overall we've made good progress on cost ratios, but we are not complacent. We still have work to do - particularly in the UK - and we remain focused on driving cost efficiencies across the Group.

Slide 12: Solid cashflow in turbulent market

- Cash flow is the third key driver of value for AMP. Even more important is its impact on the value of new business and embedded value.
- 2001 was clearly a challenging year for investment products, with the flow of discretionary money into retail investments drying up as investor confidence fell – particularly in the UK and the rest of the world.
- Comparing this year to last, it is important to remember 2000 was at the top of the bull market – and that our 2000 numbers included technology fund inflows and the $4.6 billion BPL fund take on.
- *In Australia and New Zealand, AMP Financial Services* continued to attract strong net cashflows:
    - Net contemporary retail cashflows increased 17%.
    - Overall net cashflows increased more than 60%.
    - This demonstrates the strength of brand and distribution.
    - An increase in persistency from 82% to 84% shows the success of initiatives designed to increase retention. This included changes to planner incentives and a focus on maturing policies
- In addition, the value of new business continued to climb strongly – to almost a quarter of a billion dollars – albeit with the inclusion for the first time of all non-life subsidiaries. On a like-for-like basis the increase was about 15%.

- UK Financial Services also showed steady progress despite softness in investment markets and its ongoing restructure.
  - Net contemporary retail cashflows increased 25% - or 18% measured in Sterling
  - The value of new business is also showing improvement - up 12.5%, on a like-for-like basis.
  - IFAs are now the largest sales channel in the UK, and still growing.
  - Our new business through IFAs was up 48% - or 39% in Sterling - and will continue to improve with AMP's increasing acceptance on IFA panels.
  - Notably, the life and pension business through this channel increased 62% on 2000.
- *Henderson's* strong reputation stood it in good stead, despite falling CIV sales in the UK, Europe and the US.
- Net institutional flows grew 36% with significant new mandate wins, and
- total assets under management remained steady at $292 billion.
- Overall, net contemporary cashflows of $25 billion is a good outcome in a tough year.
- As the value of new business continues to increase in each of our businesses, we have a strong platform for growth in shareholder value as markets improve.

Slide 14: AMP logo

- While the year highlights the importance of driving the implementation of our risk-based capital management model, the management frameworks in place over capital, costs and cashflow stood the test of 2001.
- We continued to drive the value of new business up, and protect embedded value
- Our cost management focus ensured competitive and profitable business growth
- And our capital strength held firm, enabling us to grow our business and execute our strategy.
- I remain committed to the disciplines of the three Cs and confident that they will help deliver real and sustainable value to our shareholders.

Paul Batchelor, Chief Executive Officer, AMP

- Thank you Marc
- So that is an overview of the key points of our business performance in 2001.
- But what – out of all this – are the things that I really want to concentrate on ?
- I have two key priorities:
  - driving the short and medium term profitability of the business
  - and delivering long term value for shareholders.
- These are both largely driven by the factors Marc has just outlined – cashflow, costs and capital.
- And at a business unit level, we use two measures to determine how well we are managing them.

- Return on business unit equity measures the efficiency of use of capital in the business unit
- while return on invested capital measures our return on the total capital we have invested in the businesses, including acquisitions.

Slide 15 Driving shareholder value

- If you look at the return on invested capital numbers for our business units for 2001 shown here
- In AMP Financial Services, we are reasonably comfortable with 14% at this stage
- but we do intend driving that number north of 15% over the next couple of years – and we are confident we can do that.
- With UKFS, that 10.2% return is obviously not where we want it to be. And we are aiming to move it above 13%, and nearer 15% over time.
- In Henderson, too, we are focusing on efficient capital management to drive return on invested capital toward 15% over the next 2-3 years.
- Based on our current gearing levels and risk profile, this would translate into a return on equity for the Group of about 18%, compared with a 14% on a normalised basis this year.

- So the next question then is how will we do this.

- Our strategy is pretty straightforward – to use our product knowledge, skills and expertise to grow our existing business in the markets we know
- and to take those skills and knowledge and products into new markets.

Slide 16: Leverage core skills to drive growth

- This matrix shows quite simply how we will do this.
- About 90% of our business effort is directed in the top half of this matrix.
- Serving our existing clients, leveraging our distribution channels more effectively, reaching new customers and developing new products and services is a critical part of our growth strategy.
- And this is where UKFS, AMP Financial Services and Henderson are largely concentrating.
- We know there are customer bases, product segments and distribution channels that we can develop for further growth in our existing markets.
- And that is what we intend to do.
- And whilst acquisitions may help us achieve some of this growth, they are not our primary focus.
- Geography – the bottom half of this matrix - is key to delivering long term shareholder value.
- We know that there are many markets around the world – in Europe and Asia in particular – where aging populations and unfunded pension liabilities are creating a demand for exactly the sort of skills and products we have.
- And we see Henderson and AMP International spearheading that market development, drawing on the skills and expertise of our retail businesses, as required.

- And again, we will look at alliances and acquisitions to help us achieve this growth
- but with a bias towards joint ventures and alliances, as we have shown in India and Japan, and in Europe to date.
- We have delivered strong margin increases in our operating businesses by concentrating largely on driving organic growth,
- and that will continue to be our focus.
- We will consider measured acquisitions, where it is clear they will add demonstrable value to our business and deliver enhanced value to our shareholders.
- But they are not the main game for us – they are but a means to an end.

Slide 17: Signposts

- So to sum up, we have made strong progress in 2001 – as we signposted along the way for you.
- We set our priorities and delivered against them, despite the challenging conditions.
- And even though poor investment markets impacted our bottomline results, our operating businesses performed well.
- Over the next 12 months we will continue to do what we have been doing – driving our core businesses hard, whilst actively exploring new growth opportunities.
- And we have established some new signposts here that will signal our progress against strategy to you throughout the year.
- They are in your packs, so I am not going to read them through right now.
- I do not expect 2002 to be a particularly easy year.
- To date, there have been no real signs of a substantial recovery in global investment markets.
- So we are managing the business accordingly – without losing sight of our long-term goals.
- This year we will be concentrating on broadening and deepening our customer relationships – that is, reaching more people, and doing more business with those people we do reach.
- We will be looking for ways to make AMP easier to do business with – both for customers and key partners like our planners
- and developing innovative products to meet our customers' needs.
- In the UK, in particular, we will be using the continued integration of the business there to take advantage of the changing regulatory conditions and to drive more business from our existing customer base and channels.

- We will continue to grow our international asset management business, focusing on developing specialist skills and scale capability…
- and on broadening distribution.
- In particular, we will look to develop new products in global equities, property securities, and private equity funds.
- And we will continue to explore ways to leverage our core skills and expertise into new growth markets, maintaining our investments in future growth options.

Slide 18: Logo

- This is the strategy that will ensure that AMP will deliver better futures for all our stakeholders.
- That means:
  - excellent products and services for our customers
  - and growth opportunities for our people
  - through this, superior returns to our shareholders
  - and a better deal for the communities in which we operate.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 28 February 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Secti
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP: Competing on an international stage

ANNOUNCEMENT NO.: 22/02

NOTE - If you do not receive _12_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

AMP: Competing on an International Stage

Paul Batchelor
Chief Executive Officer, AMP

Australia-Israel Chamber of Commerce

Sydney lunch

Dockside
Cockle Bay Wharf, Darling Park

Thursday 28 February
12.30 – 2pm

Introduction comments & overview

Thank you for that kind introduction. It has been two years since I last spoke to the AICC and that was in Melbourne, so I am delighted to be here with you today.

As you no doubt already know, AMP yesterday announced a net profit after tax of $690 million, a solid result in what was a very difficult year for international financial services markets.

We were particularly pleased with the results of our operating businesses, which recorded growth in core recurring operating margins of 14 per cent. The decline in our headline profit figure was a result of those difficult international markets I just mentioned, with our strong operating profit offset by a small investment loss on our shareholder capital. As more than half of this capital is held offshore, primarily in the UK, this was not an unexpected result.

In fact what it demonstrates is the increasingly international nature of AMP's business.

You may be prompted to ask why AMP remains internationally focused, given this result. After all, Australian markets in particular performed pretty well last year, in contrast to the heavy declines in most international markets. To give just one example, the FTSE index in the UK was down 30 per cent at one point in 2001.

So why not shrink back to Australasia?

I will talk today about why that would be a short-term reaction, and simply not a viable long term option or solution. AMP believes that the way to ensure a successful future for all those with a stake in the company is to continue to grow internationally.

The reasons for this include the limited size of the domestic market when compared to the opportunities that exist offshore, particularly for a company with the scale that we have in the Australasian markets.

And AMP is in a unique position, because it has the products and skills in areas such as superannuation, which are those being sought in many parts of the world.

I will also touch on why I firmly believe that Australia needs to have strong businesses performing on the international stage.

But why is success on this international stage important for AMP? Because it is in the interests of the four stakeholders who influence all our decisions:

- Firstly our customers. As well as taking our local know-how offshore, AMP can bring back the best products, services and ideas from around the world back for our 4 million local customers.

- Being international provides AMP's 15,000 people with access to the many opportunities that exist when you are part of an international company.

- And of course our shareholders – one million Australians and New Zealanders. It is our job to deliver long-term, sustainable returns to you.

- And in terms of the fourth stakeholder – the broader community in which we operate – we believe it is important to have successful international businesses here. This keeps Australia vibrant and competitive, it provides meaningful employment opportunities, and ensures we remain on the radar screen of foreign investors, to mention just a few compelling reasons.

AMP's strategy

Firstly, I would like to take a moment to outline AMP's strategy, which is very straightforward. AMP is an international financial services company focused on wealth management. We offer our customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

We plan to maintain our growth as an international financial services company by continuing to build our businesses in both existing and new markets.

Our existing markets are the 24 countries in which we already operate – our three home markets of Australia, New Zealand and the United Kingdom, as well as countries spanning Europe, Asia and North America. Serving our existing clients and reaching new ones, as well as better leveraging our distribution channels, is our priority in these markets.

While our focus for growth is primarily in these existing markets, taking our skills and products to new geographies is also part of our strategy.

Our recent entry into the Indian and Japanese markets, in partnership with strong local players, is a good example of how we see this working.

We will also continue to build an international asset management business by expanding into Europe, Asia and North America.

Limitations of the domestic market

With this context in mind, I would like to outline why continuing international growth is crucial to the future success of AMP.

The first issue is the size and maturity of the Australasian markets. We still see good growth in these markets – for example, by introducing new products to suit the changing needs of our customers.

However, the opportunities in Australia are not without limit, particularly given the large market shares we already have. For example over the last few years we have grown our market share in retail superannuation to more than 20 per cent.

I am told that there are roughly 450 people sitting in this room today. I want you all to imagine that you represent the total value of global stockmarkets. This means:

- That about half of you – that whole side of the room - represent the United States;
- UK and Europe is about one-third of the room, or 15-odd tables;
- That leaves Japan with about five tables (and shrinking);
- Canada and a few others take almost two tables;
- Which leaves Australasia with just under one table.

So this is why AMP has, over the past ten years, transformed into an international company. I am not sure that the scope of our international operations is fully understood in Australia, perhaps because we still have such a large presence and a long, iconic history. I should add that this is not something we plan to change.

However, the AMP of 2002 is an overwhelmingly international company. The facts speak for themselves:

- AMP now operates in 24 countries around the world – from New Zealand to the UK, the United States to Japan, and from Bahrain to Belgium;
- More than half our revenues are derived from offshore;
- Almost two-thirds of our 15,000 people are now offshore, the bulk in the UK;
- About 70 per cent of our assets are offshore;
- And about half our 8 million customers are overseas, as well.

AMP has a track record of operating internationally. For example our history in New Zealand goes back 150 years and in the UK some 100 years, with a substantial presence there since 1989.

AMP's unique opportunity

So what does AMP have to offer international markets in financial services?

In fact AMP has a unique opportunity, because our products and skills in areas such as superannuation are exactly the skills that are needed in many parts of the world.

Make no mistake. We have a world leading pension system in Australia and with market share over 20 per cent, AMP understands that system very well. Across the globe, governments are grappling with an issue that Australia dealt with some years ago – pension systems that need urgent reform in the face of an ageing population. AMP is ideally placed to capitalise on this need.

For example in Italy – which has a pension system that still absorbs 14 per cent of Gross Domestic Product, compared with about 2.5 per cent in Australia – the government announced new proposals for reform in late 2001.

And in the UK - with 1 in 10 UK adults as a customer - AMP is ideally placed to take advantage of other regulatory reform which is set to take place.

AMP is one of very few financial services companies in the UK with multiple distribution channels. We have our own direct salesforce, as well as a channel servicing independent financial advisers and our own wholly-owned independent financial adviser, Towry Law, which was one of our acquisitions in 2001.

This positions us well to compete in the proposed UK regulatory environment. This is because AMP has had the advantage of already successfully working in this type of financial services environment – right here in Australia.

The transformation that AMP undertook in its Australasian financial services businesses in the 1990s has been well documented and we are undertaking a similar process in the UK, where we are about one-third of the way through a three year program.

We have also been able to capitalise on other opportunities – for example market deregulation in India, which has allowed us to partner with a strong local player, Sanmar, to form a life insurance joint venture. In the long term, as Indian financial services markets grow and mature, we will be able to introduce other products and services.

So the Australian environment has given us a big head start in developing an integrated financial services model, which we can develop in both existing and new markets.

While on the subject of new markets, I would like to quickly reiterate some of the comments I made at our results announcement yesterday on acquisitions.

While our growth targets will be helped by acquisitions, these are not our primary focus. They are but a means to an end. Our key priority is to continue working our existing businesses hard.

This does not mean measured acquisitions will not be on our agenda. With our strong balance sheet, we are well positioned to capitalise on opportunities as they arise.

Australia needs strong international businesses

So as you can see, being international is no longer an aspiration but a reality for AMP.

I am a firm believer that Australia needs to have strong international businesses. We need to punch at least at our weight, if not greater, on the international stage where we have already proven we can match the best in the world.

International businesses keep Australian businesses more competitive – in a whole range of areas that benefit consumers, from innovative product offerings to customer service.

It also means that we have businesses that provide a whole range of employment opportunities requiring a broad range of skills. And it means we remain on the radar screen of foreign investors and as a worthwhile destination for capital – which is crucial.

And in the same way that AMP is taking the lessons learned from the Australian superannuation system to other international markets, we can bring back lessons from other markets to Australia.

A good example of this is in our asset management business. Last year, we introduced Henderson's Socially Responsible Investment funds to the Australian market after achieving significant success in the UK with these products. In fact, Henderson recently ranked as one of the world's top three socially responsible investment managers, in a Swedish-government sponsored report that reviewed almost 80 European and US managers.

Despite the obvious benefits of internationalisation, I worry that there is an increasing mood in Australia to insulate ourselves from the rest of the world – a sense that Australian business should stay at home and not compete internationally. I am not sure why, but I suspect it is a mixture of fear, misunderstanding and a belief that we are just not capable.

And while I certainly accept that some Australian companies have stumbled and failed offshore, there are also many success stories. And not just companies, but many outstanding individuals as well.

I think it is important to challenge the prevailing orthodoxy that Australian businesses cannot succeed offshore. It is reminiscent of the 'cultural cringe' - the belief that nothing Australian should be considered of cultural value until it has been approved in London, or perhaps New York.

The "stay safe at home" trend concerns me because I do not believe Australia – and many Australian companies – have a choice.

In the 1950s, Australia was home to a number of great athletes like Betty Cuthbert. Such great Australian athletes lived and trained in Australia – and when they took on the rest of the world at the Olympics once every four years, they won.

Today, a great athlete like Cathy Freeman constantly trains and competes internationally – so that when the Olympics comes to Australia, she knows how to take on the rest of the world and win.

But Cathy is no less a great Australian because she trains and competes overseas – she needs to do this to compete because the world in 2002 is a very different place to the world of the 1950s. Not better, not worse – just different.

It is the same scenario for AMP and other Australian businesses. If we do not continue to compete on the international stage, we will be in trouble when other international companies come here – as they are, in increasing numbers.

The competition we face – whether for customers, capital or people – is international. To continue to grow, we must deliver internationally competitive solutions; we must achieve an international cost of capital; and we must be able to attract, motivate and retain internationally skilled people.

AMP is undaunted by being an international company. As I said earlier, you may wonder why AMP does not think about what would be the easy option of shrinking back to Australia.

While such an approach might result in short-term success, it would certainly not be a long-term solution and it would create real problems for the next CEO.

But more importantly, it would be an option that would short-change Australia – our shareholders, our customers and our people, as well as the broader community.

At this point, some of you may also be wondering about the issue of AMP's future head office and capital structure. At AMP, with senior management spread fairly evenly across the UK and Australia, we like to think we have a "virtual" corporate office, which is underpinned by the extensive use of communications technology and international commuting.

At some point in the future, we may consider a capital reorganisation. While dual listing is the most frequently mentioned option, such a restructure can in fact take many forms and it is something that will require careful consideration.

The one certainty, however, is that AMP will always be a company with a proudly Australian heritage. While it may be clichéd, AMP is a true Australian icon and rest assured that AMP managers feel a sense of responsibility as the guardians of that strength and tradition.

Summary

Summing up, I have spoken with you today about how AMP is looking outwards and building on its strengths to become an international financial services leader.

Our results announced yesterday show that being international does expose you to the vagaries of international forces. However, AMP is stronger and more focused as a result of being exposed to these forces.

AMP is already an international company and our growth offshore will continue. This reflects factors such as the limitations of the domestic market and the need to be internationally competitive. And AMP is in a unique position because our products and skills in areas such as superannuation are exactly the skills that are needed in many parts of the world.

AMP's vision is to create better futures:

- By helping our customers build and protect their wealth so they can enjoy the life they want;
- By enabling our people to realise their potential;
- By delivering superior returns to our shareholders;
- And by investing in our communities in which we live and work.

Rest assured that we are single-mindedly focused on what we must do to deliver to the potential we know AMP has – which is to be a leading international financial services company.

Thank you.

AMP

Shareholder News

Our 2001 full year results

CEO's Message

Paul Batchelor, Chief Executive Officer



AMP achieved a solid operating result in 2001, offset by the impact of volatile global investment markets. The result shows the resilience of our core businesses in the toughest markets for global financial services in many years.

AMP's profit is primarily made up of two parts:

1. Operating margins – profits from our core businesses; and

2. Investment returns – from investing shareholder capital resources.

Investment returns vary from year to year, as they rely on the performance of world investment markets. For this reason, the majority of AMP's profit has been deliberately shifted toward the operating margins that will underpin our future growth.

In 2001, core operating margins from our businesses increased by 14%, reaching a record A$938 million. This continues a strong trend which has seen core operating margins treble over the past four years.

However, in 2001 growing operating margins were offset by a fall in investment returns.

While we are disappointed that global investment markets impacted net profit, we are pleased that shareholders will receive an increased full year dividend of A$0.51 per share, reflecting AMP's policy of providing a steady rising stream of dividends in line with long-term sustainable earnings and our confidence about continued future growth.

Despite the tough environment, AMP achieved substantial progress against strategy in 2001.

Sustained growth in core operations

- Sustained 14% growth in core operating margins.
- Gross contemporary wealth management cash inflows of A$53.6 billion.
- Reducing costs across the board.

Restructure of non-core businesses

- Sold out of general insurance worldwide and in Australia sold Australian Administration Services, Resolve Engineering and the individual deed superannuation business.
- Restructured the Virgin joint ventures, selling our interest in Virgin One and streamlining to one business – Virgin Money.

Expanded and improved distribution productivity

- Increased sales through independent financial planners in both Australasia and the UK.
- Restructured the UK direct sales force.
- Improved retention of customers through new incentive scheme for Australian financial planners.
- Acquired independent financial advice firm, Towry Law, and online financial advice service provider, Interactive Investor, in the UK.
- Launched online financial supermarkets Ample.com in the UK and Liquid.co.nz in New Zealand.

Invested in international growth through prudent new market entries

- New businesses with partners in India and Japan.
- Expanded asset management distribution partnerships in Europe.

Financial Highlights	Year to 31 Dec 2001	Year to 31 Dec 2000
Net profit after tax	A$690m	A$1,152m
Core recurring operating margins	A$938m	A$823m
Dividend per share	A$0.51	A$0.47

Outlook

AMP continues to target sustainable growth in core recurring operating margins. We expect 2002 to be another tough year for global financial services so we are managing our businesses accordingly, without losing sight of our long-term goals.

AMP's key priorities for 2002 are to drive the profitability of our business and deliver increased value for shareholders. We will do this by working our core businesses harder:

- growing revenue and cashflows by serving our existing customers more efficiently and leveraging our distribution channels more effectively;
- reaching new and existing customers by developing new products and services; and
- reducing costs.

This approach will ensure that AMP is ready to deliver better futures for all stakeholders – shareholders, customers, our people and the communities in which we operate.

Inside

Driving future growth
AMP's strategy

AMP in the community
Continuing the tradition

Your privacy
Privacy Collection Statement

What's new online
AMP's new corporate website, ampgroup.com
Shareholder centre finds a new home
Online annual reports
Changing your details online



February 2002
AMP Limited
ABN 49 079 354 519

For more information on our 2001 full year results or to contact us, please visit our website **www.ampgroup.com/shareholdercentre**.

Shareholder News



AMP employees took part in National Tree Planting Day as part of the AMP Employee Volunteer program



In implementing its strategy, AMP will create better futures for all stakeholders

Driving future growth

At the release of AMP's 2001 financial results, Chief Executive Officer Paul Batchelor took the opportunity to outline AMP's future growth prospects – and its growth strategy.

He explained how AMP is set to capitalise on three major opportunities in the global financial services market to drive growth and value for shareholders. These are:

- ageing populations;
- people becoming increasingly responsible for funding their own retirement; and
- increasing complexity of financial issues, driving the need for information and advice.

To capitalise on these opportunities, AMP will take what it does best – its competitive strengths – to new areas where there is both a need and growth potential.

Underlying AMP's strengths – which include providing retirement savings and income products through its retail financial services business and managing investments through its global asset management capability – are the company's 150-plus years of experience and expertise.

So, moving into new geographic markets – like India and Japan – is one part of the company's growth strategy.

Developing new products and services that are relevant to new and existing customers is another important part of the strategy, Mr Batchelor said.

AMP recognises that there are customer bases, product segments and distribution channels that can be developed for further growth in its existing markets.

Therefore, one of AMP's key priorities is maintaining and growing its leading positions in Australia, New Zealand and the UK.

In these ways, AMP will build a wealth management company with strong, geographically-based retail financial services businesses and an outstanding global asset management business.

Mr Batchelor emphasised that in implementing its strategy, AMP will create better futures for all stakeholders by:

- delivering superior returns to shareholders;
- helping customers build and protect their wealth so they can enjoy the life they want;
- enabling our people to realise their potential; and
- investing in our communities and working to build a shared future.

AMP, making a difference in the community

In 2001, AMP continued its long tradition of community support, further developing our activities in Australia, New Zealand and the UK.

In Australia, as a result of feedback from shareholders, customers and employees, AMP Foundation changed its focus from assisting hundreds of community groups to fund strategic partnerships. Two three-year partnerships with the Leukaemia Foundation (A$1.5 million) and the National Breast Cancer Centre (A$1.1 million) supported people impacted by these illnesses. The A$600,000 AMP KidsHealth program centred on children's health projects throughout Australia and the new AMP Employee Volunteer program saw over 1,000 employees take part in community initiatives.

AMP New Zealand focused on health and education. Over three years, 35 ambitious young Kiwis have received scholarships worth more than NZ$400,000, and the Leukaemia and Blood Foundation received a total of NZ$62,000 from employee and planners' fundraising.

In the UK, AMP maintained its support for Kids' Clubs Network, a national organisation that provides safe places for children to play and learn outside school hours. We supported 180 clubs to create over 7,000 new places for children in 2001.

As well, AMP backed the World Wide Fund for Nature's coastlines conservation program and Walk for Wildlife 2001, a project that raised £200,000 to protect the endangered giant panda.

Henderson Global Investors supported Community Links, a charity that assists people with disabilities.

Your privacy

As we foreshadowed in the last edition of Shareholder News, Australian National Privacy Principles started on 21 December 2001. These principles protect your rights regarding your personal information. In future when we ask for personal information, we will send you the statement below to tell you how we will use this information and who we may share it with.

Through Shareholder News, we will keep you updated on matters relating to the Privacy Act and how it will affect you.


AMP

Privacy Collection Statement

Privacy

Your privacy is important to AMP Limited (AMP).

AMP has engaged Computershare Investor Services Pty Limited (Registry), a member of the Computershare Limited Group, to maintain its register of shareholders (Register) on behalf of AMP. The Australian *Corporations Act 2001* requires the Register to contain certain personal information about you, such as your name and address, number of shares held and the date on which you became a shareholder. Other information, such as your Tax File Number and your bank account details, may also be collected.

The primary purpose of collecting personal information about you is to enable you to be registered as a shareholder of AMP and for AMP and the Registry to send to you notices of meetings and annual reports, make dividend payments to you and communicate with you in relation to other AMP activities applicable to you as a shareholder.

Your personal information may be used by AMP for related purposes, such as to inform you about AMP and other members of the AMP Group (AMP Group) and their businesses in newsletters and other communications that AMP may send to you from time to time.

AMP Group may also, from time to time, provide you with ongoing information about a range of financial services that may be useful for your financial needs. These may include investment, retirement, financial planning, banking, credit and life and general insurance products and enhanced customer services that may be made available by the AMP Group. If you do not wish to receive this information in your capacity as an AMP shareholder, please let us know by contacting the Registry on 1300 850 505 if phoning from within Australia or 61 2 8234 5000 if phoning from other countries. If you are also a customer of AMP and do not wish to receive this information in your capacity as an AMP customer, please contact AMP on 131 267 if phoning from within Australia or 61 2 9257 5000 if phoning from other countries.

The Australian *Corporations Act 2001* provides that any person may inspect a register of shareholders and obtain copies of the register of shareholders.

Your personal information may also be disclosed to:

(a) other members of the AMP Group and other members of the Computershare Limited Group;
(b) your broker;
(c) external service suppliers which supply administrative or other services in connection with the management of the Register and AMP activities applicable to you as a shareholder, such as:
  (i) mailing and printing companies;
  (ii) Australia Post; and
  (iii) banks, building societies and credit unions;
(d) Australian Stock Exchange Limited and other regulatory authorities; and
(e) anyone you authorise.

The AMP Privacy Policy Statement sets out the AMP Group's policies on management of personal information. If you want a copy, please visit our website www.ampgroup.com or telephone 131 267 if phoning from within Australia or 61 2 9257 5000 if phoning from other countries to request a printed copy.

The personal information that AMP and the Registry collect is necessary for the proper and effective management of your shareholding in AMP. If you do not provide complete and accurate personal information when required, AMP and the Registry may not be able to do this.

You may access personal information about you held by AMP and the Registry. If you think any personal information is inaccurate, incomplete or out of date, you may let AMP and the Registry know. There are some limited situations where you will not have the right to access personal information. When seeking access, an identity verification process is undertaken.

If you have any questions in regards to the Registry, please contact the Registry on 1300 850 505 if phoning from within Australia or 61 2 8234 5000 if phoning from other countries or email the Registry at privacy@computershare.com.au.

If you have any questions regarding AMP, please contact AMP on 131 267 if phoning from within Australia or 61 2 9257 5000 if phoning from other countries.

AMP Limited ABN 49 079 354 519

What's new online



AMP's new corporate website, ampgroup.com

ampgroup.com is AMP's new corporate website and offers a fast and effective way to find out about the AMP Group. It includes features on who we are and what we do, profiles of the Board and senior management team and a look at the work AMP is doing in the communities in which we operate.

AMP's online Shareholder centre finds a new home... and a new look

If you are a regular visitor to AMP's award-winning online Shareholder centre, you may have noticed some major changes. Not only has the Shareholder centre moved to AMP's new corporate website at www.ampgroup.com, it has a new look as well. The Shareholder centre contains information and details about your AMP shares and can be accessed directly at www.ampgroup.com/shareholdercentre.

Online annual reports

Over the past three years, AMP's online annual report has progressed from a format which simply recreated the print version of the report on screen, to a more sophisticated approach using web-based programming language to produce an online report easily navigated and viewed on screen.

Our online annual report delivers many benefits, including:

- instant global access for our shareholders around the world;
- cost and environmental savings by not having to print and mail as many copies; and
- positions AMP as a progressive and accessible company.



If you would like to receive this year's annual report online, please register your details by 22 March 2002. Simply visit www.ampgroup.com/shareholdercentre and select *Register Now for online information.*

Change your AMP shareholding details online

AMP shareholders can now change their address details online. Over the coming months, additional online options will be added, allowing you to update other details, such as your dividend banking instructions.

Simply visit www.ampgroup.com/shareholdercentre then select *Shareholder services* and *Update my details.*

Need help?

Contact the AMP Share Registry

Australia
AMP Share Registry
GPO Box 4257, Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

New Zealand
AMP Share Registry
PO Box 91-543, Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

United Kingdom
AMP Share Registry
PO Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH
Phone 0800 783 3315
Fax 0870 703 6119

Other countries
AMP Share Registry
GPO Box 4257, Sydney NSW 1046
Phone 61 2 8234 5000
Fax 61 2 8234 5002

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

Important dates for shareholders

28 March 2002
Record date for 2001 final dividend
23 April 2002
Payment date for 2001 final dividend
16 May 2002
Annual General Meeting in Sydney
August 2002
Release of 2002 half year results

www.ampgroup.com/shareholdercentre





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	5 March, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Issue of Additional Shares – Employee Option Plans**

ANNOUNCEMENT NO.: **24/02**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

5 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 189,018 additional shares under the AMP Employee/Executive Option Plans and the AMP UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,129,593,718 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	189,018
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	91,030 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 4,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 80,277 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (cont.)	12,508 options exercised Exercise price: £6.73 (A$18.64) per share Expiry date: 30/09/2002 175 options exercised Exercise price: £5.25 (A$14.54) per share Expiry date: 27/09/2003 N/A to the 1,028 shares issued under the AMP UK Share Save Scheme.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	91,030 shares @A$16.00 per share; 4,000 shares @A$16.13 per share; 80,277 shares @A$16.41 per share; 12,508 shares @£6.73 (A$18.64) per share; 175 shares @£5.25 (A$14.54) per share; and 1,028 shares @A$18.90 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee and Executive Option Plans/AMP UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	1 March to 5 March 2002

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,129,404,700 + 189,018 ------------------- 1,129,593,718	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 5 March 2002: 45,399,067	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 March 2002
P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 7 March 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : **Senior executive changes**

ANNOUNCEMENT NO.: **25/02**

---

03 MAR 28 AM 7:21

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

7 March 2002

Senior executive appointments

AMP has appointed Mr Craig Dunn to the newly created position of Director, Office of the CEO and Mr Craig Meller as his successor as Managing Director of AMP Bank Ltd.

Reporting directly to Mr Paul Batchelor, Chief Executive Officer of AMP, as part of the company's Senior Management Team, Mr Dunn will work with Mr Batchelor and the senior team to set AMP's strategic direction and monitor its progress across the Group.

Mr Meller is currently Managing Director of Ample, AMP's online financial services offering in the UK. He is an experienced banker, with more than 15 years experience in the financial services industry.

"I am pleased to welcome Craig Dunn to the Senior Management Team. He brings a distinct set of skills and abilities which I believe will enhance our strategic and operational focus across the Group. It will also free me to continue focusing on my two key priorities: driving the short and medium term profitability of the business and delivering long term value to our shareholders," Mr Batchelor said.

"I would also like to congratulate Craig Meller on his appointment. He joins the bank at a very significant time, as it has moved into profitability in Australasia and is building its capability in the UK."

7 March 2002

Senior executive retirement

AMP today announced that Mr Gary Traill, General Counsel of the Group, is to retire in the second quarter of 2002.

Mr Traill has been General Counsel of AMP for seven years, joining from legal firm Gadens where he was Chairman.

"Gary has made a great contribution to the AMP Group, capping a distinguished legal career. I want to thank him for his support and commitment and wish him and his family all the best in his retirement," Mr Paul Batchelor, Chief Executive Officer of AMP, said.

"We will look at both internal and external candidates to succeed Mr Traill and he will work with us on that process."





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 12 March, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **26/02**

SUBJECT : **Appendix 3Y – Change of Director's Interest Notice**

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Paul John BATCHELOR
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	(1) 5 March 2002 (2) 6 March 2002 (3) 7 March 2002
No. of securities held prior to change	• 104,569 Ordinary shares • 200,000 AMP Executive Options • 60,000 AMP Performance Share Options • 1,282,980 Managing Director and Chief Executive Officer Options
Class	See above
Number acquired	(1) 14,029 Ordinary shares (2) 13,957 Ordinary shares (3) 13,816 Ordinary shares Total 41,802 Ordinary shares
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	(1) A$268,739.52 (2) A$268,746.22 (3) A$268,735.02

+ See chapter 19 for defined terms.

No. of securities held after change	• 146,371 Ordinary shares • 200,000 AMP Executive Options • 60,000 AMP Performance Share Options • 1,282,980 Managing Director and Chief Executive Officer Options
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 12 March, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Issue of Additional Shares

ANNOUNCEMENT NO.: 27/02

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

12 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 126,714 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,129,720,432 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of entity

AMP Limited

ABN, ARBN or ARSN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	126,714
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	109,815 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 8,391 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 1,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 1,609 options exercised Exercise price: $15.80 per share Expiry date: 25/06/2009 4,344 options exercised Exercise price: £6.73 (A$18.68) per share Expiry date: 30/09/2002

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (cont.)	N/A to the 1,065 shares issued by the Shareholder Relations Committee and the 490 shares issued under the AMP Reward Share Plan/UK Share Save Scheme.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	109,815 shares @A$16.00 per share; 8,391 shares @A$16.13 per share; 1,000 shares @A$16.41 per share; 1,609 shares @A$15.80 per share; 4,344 shares @£6.73 (A$18.68) per share; 1,065 shares @A$3.00 per share; and 490 shares @A$19.40 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	125,649 shares were issued pursuant to the AMP Employee and Executive Option Plans/AMP UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with the ASX. 1,065 shares were issued by the Shareholder Relations Committee for the purpose as referred to on page 54 of the AMP Prospectus, copies of which have been provided to the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,129,593,718 + 126,714 ------------------ 1,129,720,432	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 12 March 2002: 44,709,399	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A

+ See chapter 19 for defined terms.

21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ The names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ A distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant to ASX that the issue of the +securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those +securities should not be granted +quotation. We warrant to ASX that an offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 March 2002
P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 13 March, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **28/02**

SUBJECT : **Replacement of Announcement 27/02 lodged on 12 March 2002**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	126,714
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	109,815 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 8,391 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 1,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (cont.)	1,609 options exercised Exercise price: $15.80 per share Expiry date: 25/06/2009 4,344 options exercised Exercise price: £6.73 (A$18.68) per share Expiry date: 30/09/2002 N/A to the 1,065 shares issued by the Shareholder Relations Committee and the 490 shares issued under the AMP Reward.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	109,815 shares @A$16.00 per share; 8,391 shares @A$16.13 per share; 1,000 shares @A$16.41 per share; 1,609 shares @A$15.80 per share; 4,344 shares @£6.73 (A$18.68) per share; 1,065 shares @A$3.00 per share; and 490 shares @A$19.40 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	125,649 shares were issued pursuant to the AMP Employee and Executive Option Plans/AMP UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with the ASX. 1,065 shares were issued by the Shareholder Relations Committee for the purpose as referred to on page 54 of the AMP Prospectus, copies of which have been provided to the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2002

Number	+Class

+ See chapter 19 for defined terms.

8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,129,593,718 + 126,714 ------------------ 1,129,720,432	
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Number Total no. issued as at 12 March 2002: 44,709,399	+Class Various Classes issued on various dates
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.




29

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	19 March, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **29/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Share/Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001
Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

19 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 516,279 additional shares under the AMP Employee/Executive Option Plans, the AMP UK Share Save Scheme, and the AMP Employee Share Acquisition Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,236,711 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	516,279
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	159,581 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 42,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 314,500 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 N/A to the 30 shares issued under the AMP UK Share Save Scheme and the 168 shares issued under the AMP Employee Share Acquisition Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, except the 168 shares issued under the AMP Employee Share Acquisition Plan are subject to a three year holding lock.
5	*Issue price or consideration*	159,581 shares @A$16.00 per share; 42,000 shares @A$16.13 per share; 314,500 shares @A$16.41 per share; and 198 shares @A$19.36 per share.
6	*Purpose of the issue* *(If issued as consideration for the acquisition of assets, clearly identify those assets)*	The shares were issued pursuant to the AMP Employee and Executive Option Plans/AMP UK Share Save Scheme/AMP Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 March 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,129,720,432 + 516,279 ------------------ 1,130,236,711	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 19 March 2002: 44,193,318	Various Classes issued on various dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required? N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	21 March, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **30/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001
Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

21 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 3,000 additional shares under the AMP Employee Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,239,711 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1,000 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 2,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,000 shares @A$16.00 per share; and 2,000 shares @A16.41 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan, copy of the terms and conditions of the offer has been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,236,711 + 3,000 ------------------ 1,130,239,711	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 21 March 2002: 44,190,318	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

+ See chapter 19 for defined terms.

1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.




31

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 22 March, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **31/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001
Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

22 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 20,318 additional shares under the AMP Employee Option Plan/AMP UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,260,029 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,318
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	14,570 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 2,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 1,965 options exercised Exercise price: £5.25 (A$14.52) per share Expiry date: 27/09/2003 783 options exercised Exercise price: £5.75 (A$15.90) per share Expiry date: 27/03/2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	14,570 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; 2,000 shares @A$16.41 per share; 1,965 shares @£5.25 (A$14.52) per share; and 783 shares @£5.75 (A$15.90) per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan/AMPUK Share Save Scheme, copies of the terms and conditions of the offer have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,239,711 + 20,318 ------------------ 1,130,260,029	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 22 March 2002: 44,170,000	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now *Example: In the case of restricted securities, end of restriction period* (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.




32

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 25 March, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **32/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001
Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

25 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 4,500 additional shares under the AMP Employee Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,264,529 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	4,500 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	4,500 shares @A$16.00 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan, copy of the terms and conditions of the offer has been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 March 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,130,260,029 + 4,500 ------------------- 1,130,264,529	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 25 March 2002: 44,165,500	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	26 March, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **33/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Share/Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001
Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

26 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 53,661 additional shares under the AMP Employee Share/Option Plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,318,190 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	53,661
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	44,370 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 3,619 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 2,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 3,613 options exercised Exercise price: $16.77 per share Expiry date: 31/12/2010 N/A to the 59 shares issued under the AMP Reward Share Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	44,370 shares @A$16.00 per share; 3,619 shares @A$16.13 per share; 2,000 shares @A$16.41 per share; 3,613 shares @A$16.77 per share; and 59 shares @19.32 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Share/Option Plans, copies of the terms and conditions of the offer have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	26 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,264,529 + 53,661 ------------------ 1,130,318,190	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 26 March 2002: 44,111,898	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 27 March, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **34/02**

SUBJECT : **Issue of Additional Shares – AMP Employee/Executive Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001
Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

27 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 13,500 additional shares under the AMP Employee/Executive Option Plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,331,690 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	13,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	5,500 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 6,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 2,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,500 shares @A$16.00 per share; 6,000 shares @A$16.13 per share; and 2,000 shares @A$16.41 per share.
6	Purpose of the issue (*If issued as consideration for the acquisition of assets, clearly identify those assets*)	The shares were issued pursuant to the AMP Employee/Executive Option Plans, copies of the terms and conditions of the offer have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,318,190 + 13,500 ------------------ 1,130,331,690	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 27 March 2002: 44,098,398	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

AMP Limited

VOLUME II







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 28 March, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **36/02**

SUBJECT : AMP Executive Option/Share Ownership Plans

NOTE - If you do not receive _10_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

28 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

EMPLOYEE SHARE OPTION PLAN

As a matter of record, the Remuneration Committee of the Board of AMP Limited has granted the following unlisted options over unissued shares to employees:

AMP Executive Share Option Plan

No. of Options:	100,000
No of Employees:	1
Exercise Price:	A$19.441
Grant Date:	23/03/2002
Expiry Date:	22/03/2012

The grant was made under the terms of the AMP Executive Share Option Plan, copy of which has been lodged with the ASX.

Please update your records accordingly.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001
Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

28 March 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 10,000 additional shares under the AMP Executive Share Ownership Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,341,690 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A – except that the shares are subject to a three year holding lock.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes – subject to a three year holding lock.
5	Issue price or consideration	$19.441 (average weighted price for the 5 trading days preceding the issue date).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to AMP Executive Share Ownership Plan. The shares were issued at no cost to the executive and are subject to trading restrictions.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,331,690 + 10,000 ------------------ 1,130,341,690	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 28 March 2002: 44,198,398	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 March 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 3 April, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **37/02**

SUBJECT : **AMP Employee/Executive Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

3 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 75,840 additional shares under the AMP Employee /Executive Option Plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,417,530 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	75,840
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	22,840 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 52,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	22,840 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; and 52,000 shares @A$16.41 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee/Executive Option Plans, copies of the terms and conditions of the offer have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,341,690 + 75,840 ------------------- 1,130,417,530	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 3 April 2002: 44,122,558	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 April 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 8 April, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:

Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **38/02**

SUBJECT : **Issue of Additional Shares - AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

8 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 10,548 additional shares under the AMP Employee Option Plan/AMP UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,428,078 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,548
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	8,000 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.77 per share Expiry date: 31/12/2010 1,448 options exercised Exercise price: £6.73 (A$18.48) per share Expiry date: 31/08/2002 N/A to the 100 shares issued under the AMP UK Share Save Scheme.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	8,000 shares @A$16.00 per share; 1,000 shares @A$16.77 per share; 1,448 shares @£6.73 (A$18.48) per share; and 100 shares @A$19.05 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan/AMP UK Share Save Scheme, copies of the terms and conditions of the offer have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,417,530 + 10,548 ------------------ 1,130,428,078	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 8 April 2002: 44,112,110	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

+ See chapter 19 for defined terms.

1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached
- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
- [x] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 April 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 9 April, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **39/02**

SUBJECT : **Issue of Additional Shares - AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

9 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 52,197 additional shares under the AMP Employee/Executive Option Plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,480,275 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	52,197
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	31,197 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 15,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 5,000 options exercised Exercise price: $16.77 per share Expiry date: 31/12/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	31,197 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; 15,000 shares @A$16.41 per share; 5,000 shares @A$16.77 per share;
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee/Executive Option Plans, copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 April 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,130,428,078 + 52,197 ------------------- 1,130,480,275	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 9 April 2002: 44,059,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

+ See chapter 19 for defined terms.

1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 April 2002

Print name: C.F. McLoughlin, Company secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	12 April, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: 40/02

SUBJECT : Information Release – Confirmation of Briefings

Information Release: Confirmation of Briefings

AMP Limited will be holding one-on-one meetings with analysts and institutional investors in April and May to discuss 2001 annual results and life industry trends. No new presentation materials have been prepared.

These meetings will be held in the United Kingdom, the United States and Asia.

NOTE - If you do not receive _1_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	9 April, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **39/02**

SUBJECT : **Issue of Additional Shares - AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

9 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 52,197 additional shares under the AMP Employee/Executive Option Plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,480,275 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	52,197
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	31,197 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 15,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 5,000 options exercised Exercise price: $16.77 per share Expiry date: 31/12/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	31,197 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; 15,000 shares @A$16.41 per share; 5,000 shares @A$16.77 per share;
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee/Executive Option Plans, copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,428,078 + 52,197 ------------------- 1,130,480,275	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 9 April 2002: 44,059,913	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. *Cross reference: rule 7.7.*	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000

+ See chapter 19 for defined terms.

1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 April 2002

Print name: C.F. McLoughlin, Company secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	16 April, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **41/02**

SUBJECT : **Issue of Additional Shares - AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

16 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 48,164 additional shares under the AMP Employee Option Plan/AMP UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,528,439 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	48,164
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	25,662 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 19,500 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 1,158 options exercised Exercise price: £6.73 (A$18.43) per share Expiry date: 31/08/2002 759 options exercised Exercise price: £5.75 (A$15.74) per share Expiry date: 27/03/2003 N/A to the 1,085 bonus shares issued under the AMP UK Share Save Scheme.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	25,662 shares @A$16.00 per share; 19,500 shares @A$16.41 per share; 1,158 shares @£6.73 (A$18.43) per share; 759 shares @£5.75 (A$15.74) per share; and 1,085 shares @18.63 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan/AMP UK Share Save Scheme, copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,480,275 + 48,164 ------------------ 1,130,528,439	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 16 April 2002: 41,636,395	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 April 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.




42

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	19 April, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **42/02**

SUBJECT : Issue of Additional Shares - AMP Employee Option Plans

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

19 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 5,250 additional shares under the AMP Employee Option Plan/AMP UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,533,689 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,250
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	3,250 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 1,000 options exercised Exercise price: £5.75 (A$15.70) per share Expiry date: 27/03/2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	3,250 shares @A$16.00 per share; 1,000 shares @A$16.41 per share; and 1,000 shares @£5.75 (A$15.70) per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan/AMP UK Share Save Scheme, copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,528,439 + 5,250 ------------------- 1,130,533,689	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 19 April 2002: 41,631,145	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 April 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.

43



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 23 April, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **43/02**

SUBJECT : **Issue of Additional Shares - AMP Employee/Executive Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

23 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 29,597 additional shares under the AMP Employee/Executive Option Plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,130,563,286 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,597
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	28,720 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 877 options exercised Exercise price: $16.77 per share Expiry date: 31/12/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	28,720 shares @A$16.00 per share; and 877 shares @A$16.77 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee/Executive Option Plans, copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,533,689 + 29,597 ------------------- 1,130,563,286	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 23 April 2002: 41,601,548	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 April 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 23 April, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **44/02**

SUBJECT : **Issue of Additional Shares – Dividend Reinvestment Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

23 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES – DIVIDEND REINVESTMENT PLAN

AMP Limited has today issued 4,706,603 ordinary shares at an issue price of A$18.90 in accordance with the Rules of the AMP Dividend Reinvestment Plan. Details of the issue are set out in the attached Appendix 3B.

As a result of this issue, AMP's total issued capital has increased to 1,135,269,889.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,706,603
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Shares issued under the Dividend Reinvestment Plan will from the date of issue, rank equally in every respect with the existing shares and participate in all dividends subsequently declared.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$18.90 per share.
6	*Purpose of the issue* (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to AMP's Dividend Reinvestment Plan, copy of which has been provided to the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 April 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,130,563,286 + 4,706,603 ------------------ 1,135,269,889	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 23 April 2002: 41,601,548	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 23 April 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 29 April 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Release of Q1 cash flows on 7 May

ANNOUNCEMENT NO.: 45/02

AMP will release its first quarter cash flow figures to the Australian Stock Exchange on Tuesday, 7 May 2002.

The release will be followed by an open market briefing by Marc de Cure, AMP's Chief Financial Officer. The briefing will be conducted via teleconference and simultaneously audio cast via www.ampgroup.com.

Further details on the briefing, including timing, will be posted on AMP's website, www.ampgroup.com, on Wednesday, 1 May 2002.

NOTE - If you do not receive _1_ page including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	30 April 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : AMP review of Cogent operations

ANNOUNCEMENT NO.: 46/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



30 April 2002

AMP review of Cogent operations

In February 2002, AMP announced a review to be completed by June 30 to explore options for restructuring the ownership of Cogent, its investment administration business, including a possible sale.

AMP advises that it is currently in negotiations with an international party but is yet to reach a final decision. The market will be informed once any decision is made.

As announced in February, any restructuring of the ownership would only proceed if it was in the best interests of Cogent's clients and employees and AMP's shareholders.

Media inquiries:
Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in 24 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 17,000 employees and planners worldwide, manages assets of more than A$280 billion and has a market capitalisation of approximately A$20 billion.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 30 April, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **47/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

30 April 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES – DIVIDEND REINVESTMENT PLAN

AMP Limited ('AMP') has issued 33,429 additional shares under the AMP Employee Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,303,318 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,429
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	13,529 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 19,900 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	13,529 shares @A$16.00 per share; and 19,900 shares @A$16.41 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan, copy of the terms and conditions of the offer has been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	30 April 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,135,269,889 + 33,429 ------------------- 1,135,303,318	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 30 April 2002: 41,568,119	Various Classes issued on various dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11 *Is security holder approval required?* — N/A

+ *See chapter 19 for defined terms.*

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 30 April 2002

ADDRESSEE: Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY: Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER: Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP review of Cogent operations

ANNOUNCEMENT NO.: 46/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

30 April 2002

AMP review of Cogent operations

In February 2002, AMP announced a review to be completed by June 30 to explore options for restructuring the ownership of Cogent, its investment administration business, including a possible sale.

AMP advises that it is currently in negotiations with an international party but is yet to reach a final decision. The market will be informed once any decision is made.

As announced in February, any restructuring of the ownership would only proceed if it was in the best interests of Cogent's clients and employees and AMP's shareholders.

Media inquiries:
Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in 24 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 17,000 employees and planners worldwide, manages assets of more than A$280 billion and has a market capitalisation of approximately A$20 billion.


48



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	2 May, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **48/02**

SUBJECT : Issue of Additional Shares

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

2 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 9,624 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,312,942 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,624
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	5,000 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/09 2,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 N/A to the 1,609 shares issued by the Shareholder Relations Committee and the 15 shares issued under the AMP Reward Share Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	5,000 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; 2,000 shares @A$16.41 per shares; 15 shares @A$18.46 per shares; and 1,609 shares @A$3 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	8,015 shares were issued pursuant to the AMP Employee Option Plan/AMP Reward Share Plan. Copies of the terms and conditions of the offers have been lodged with the ASX. 1,609 shares were issued by the Shareholder Relations Committee for the purpose as referred to on page 54 of the AMP Prospectus, copies of which have been provided to the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,135,303,318 + 9,624 ------------------ 1,135,312,942	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 2 May 2002: 41,560,119	Various Classes issued on various dates

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

+ See chapter 19 for defined terms.

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 May 2002

Print name: C.F. McLoughlin, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	6 May, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **49/02**

SUBJECT : **Issue of Additional Shares-AMP Employee Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

6 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 11,025 additional shares under the AMP Employee Option plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,323,967 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	11,025
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	9,025 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 2,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	9,025 shares @A$16.00 per share; and 2,000 shares @A$16.13 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	11,025 shares were issued pursuant to the AMP Employee Option Plan. Copy of the terms and conditions of the offer had been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 May 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,135,312,942 + 11,025 ------------------- 1,135,323,967	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 6 May 2002: 41,549,094	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 6 May 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.


AMP

AMP Quarterly Cashflow Reporting 1Q02

Marc de Cure
Chief Financial Officer

7 May 2002

(50)

AMP

1Q02 Review

Cashflows

- AMP Financial Services
- UK Financial Services
- Henderson Global Investors
- Value of new business

Outlook

Appendix

- Category and Product Definitions
- AMP Financial Services - Mature and Closed Retail
- UK Financial Services - Mature and Closed Retail


AMP

Wealth Management

- 1Q02 net cashflows impacted by difficult markets

	Net		12 mth Rolling	Comment
	A$m	PCP	A$m	
Contemporary Retail	1,181	-48%	7,133	Markets/Product Closure
Henderson Subadvisory	-119	-131%	-1,139	CIVs down
Henderson Institutional	-1,460	-125%	10,501	Lumpy
Mature and Closed Books*	-585	+23%	-2,703	Improved persistency

- AMP Financial Services total net cashflows (contemporary and mature/closed books) stable in 1Q02
- UK Financial Services net cashflow down on 1Q01
- Henderson Institutional flows impacted by a $4bn outflow of fixed fee, fixed term cash mandate received in 4Q01
- Weak retail markets for Henderson products continue from 2001
- Importantly, value of new business (VNB) is stable reflecting management attention to costs and margins

* Excluding one-off adjustments for Tech trust transfer in 1Q01

AMP Financial Services - Contemporary Retail

Respectable result in a tough market



Inflows
Outflows
$Am
3500
3000
2500
2000
1500
1000
500
0
1813
173
2000
235
2586
1461
2794
689
2081
205
2433
315
2864
529
2374
458
2099
286
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

AMP Financial Services - Contemporary Retail

Superannuation growth boosted by strong sales of master trust products


Gross Inflows by major category
$Am
2000
1800
1600
1400
1200
1000
800
600
400
200
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
Seasonality
Superannuation
+6% pcp
Managed Investments
+10% pcp
Income Stream
-21% pcp
Risk
+11% pcp

AMP UK Financial Services - Contemporary Retail

Poor investment sentiment in the UK impacting unit trust inflows


£m
600
550
500
450
400
350
300
250
200
Inflows
Outflows
506
405
505
404
517
421
537
437
530
368
498
393
563
515
532
376
502
411
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

AMP UK Financial Services - Contemporary Retail

Tough market conditions impact major product lines



Gross Inflows by major category
£m
300
250
200
150
100
50
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
Pensions
-6% pcp
Life
+10% pcp
CIVs
-47% pcp

AMP Henderson Global Investors - Contemporary Retail

Mixed result in a tough market



Inflows
Outflows
$Am
4000
3500
3000
2500
2000
1500
1000
500
0
3175
038
2313
825
2944
871
3374
614
2333
402
1995
308
1653
238
1576
962
1047
930
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

AMP

Henderson Global Investors - Subadvisory

BPL's underlying performance is improving



$Am
3500
3000
2500
2000
1500
1000
500
0
-500
-1000
2000 includes BPL take-on
Net flows
1912
254
2902
637
381
-296
-425
-299
-119
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

AMP Henderson Global Investors - Institutional

Strong inflows offset by large short term cash mandate withdrawal



Inflows
Outflows
$Am
12000
10000
8000
6000
4000
2000
0
6308
2590
6098
2332
2848
1375
9024
4844
6900
1080
4166
1184
7554
5860
10253
2968
5788
7248
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

AMP

Value of new business

- Value of new business (VNB) is stable reflecting management attention to costs and margins
  - VNB is more leveraged to costs than sales (ie impact of a 5% reduction in costs is substantially greater than a 5% increase in sales)
- Factors impacting VNB include
  - State of the investment markets
  - Investor Confidence
  - Competitor pricing strategies

    } Uncontrollable
  - Management action to reduce costs
  - Retention policies
  - Improving persistency

    } Controllable
- Remain committed to growing VNB
  - Completed 1 year of a 3 year UK Financial Services transformation
  - Pursuing global best practice cost/income ratio targets

AMP

1Q02 Review

Cashflows

- AMP Financial Services
- UK Financial Services
- Henderson Global Investors
- Value of new business

Outlook

Appendix

- Category and Product Definitions
- AMP Financial Services - Mature and Closed Retail
- UK Financial Services - Mature and Closed Retail


AMP

Outlook

- Global equity markets remain subdued - little change from 2001 levels
- Business environment remains tough
- Investment market important for new business, retention and income - to early to tell
- Management initiatives focused around managing capital, costs and sourcing profitable new business growth
- Importantly, value of new business (VNB) is stable reflecting management attention to costs and margins

AMP

1Q02 Review

Cashflows

- AMP Financial Services
- UK Financial Services
- Henderson Global Investors
- Value of new business

Outlook

Appendix

- Category and Product Definitions
- AMP Financial Services - Mature and Closed Retail
- UK Financial Services - Mature and Closed Retail



Australian Contemporary Retail - product definitions

Product type	Products	Cash flows include	Margin earned	By
Superannuation	Flexible Lifetime Super CustomSuper Superleader RSA Preservation PortfolioCare - Super	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing Wholesale funds management	- AMPFS - AMPFS - AHGI, AMPFS, External fund mgrs - AHGI
Managed Investments	Retail unit trusts Investment Solution PortfolioCare - Managed	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing	- AMPFS - AMPFS - AHGI, AMPFS, External fund mgrs
Income Streams	Allocated pensions Immediate annuities PortfolioCare - Pensions	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing	- AMPFS - AMPFS - AHGI, AMPFS, External fund mgrs
Risk	Term life insurance Disability insurance Trauma insurance	• AMP revenue	Distribution Packaging & manufacturing	- AMPFS - AMPFS



AMP UK Contemporary Retail - product definitions






Product type	Products	Cash flows include	Margin earned	By
Pensions	Personal Pensions Stakeholder Group Pensions DWP Annuities	• Customer funds invested • AMP revenue	Distribution Packaging & manufacturing Wholesale funds mgt	- UKFS - UKFS - HGI
Collective Investment Vehicles	Investment trusts OEICs Unit trusts PEPs & ISAs	• Customer funds invested • AMP revenue	Distribution Packaging Manufacturing	- UKFS, HGI - UKFS, HGI - HGI
Life	Life term Pension term Income protection In retirement services	• Customer funds invested • AMP revenue	Distribution Packaging & manufacturing Wholesale funds management	- UKFS - UKFS - HGI

AMP Henderson Global Investors
- product definitions






Product type	Products	Cash flows include	Margin earned	By
Rest of World Retail	Off shore OEIC (Horizon) Absolute Return Funds	• Customer funds invested • Fees charged separately	Distribution Packaging & manufacturing	- HGI - HGI
Rest of World Subadvisory	Wholesale	• Customer funds invested • Fees charged separately	Manufacturing	- HGI
Institutional	Segregated pensions Pooled pensions Charities	• Customer funds invested • Fees charged separately	Distribution Packaging & manufacturing	- HGI - HGI

AMP Financial Services - Mature and Closed Retail

Strong progress made in keeping outflows in check



Inflows
Outflows
$Am
800
700
600
500
400
300
200
100
0
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02
154
585
178
660
175
715
146
706
122
509
145
587
151
556
110
519
103
426

AMP UK Financial Services - Mature and Closed Retail

Outflows held in check



Inflows
Outflows
£m
200
180
160
140
120
100
80
60
40
20
0
44
152
53
141
43
149
45
135
47
182
53
171
59
155
74
167
50
145
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01
1Q02

AMP Limited - Cashflow by quarter by product type
1st Quarter 2002

A$/UK£ -Quarterly average rates	2002 Q1 02 (0.3625) Inflow (A$m)	Outflow (A$m)	Net (A$m)	2001 Q1 01 (0.3637) Inflow (A$m)	Outflow (A$m)	Net (A$m)	Q2 01 (0.3546) Inflow (A$m)	Outflow (A$m)	Net (A$m)	Q3 01 (0.3539) Inflow (A$m)	Outflow (A$m)	Net (A$m)	Q4 01 (0.3582) Inflow (A$m)	Outflow (A$m)	Net (A$m)
Wealth management cashflows															
AMP Financial Services															
Australian contemporary retail															
Superannuation	1,304	711	593	1,227	691	536	1,459	745	714	1,730	894	836	1,486	807	679
Managed investments	396	231	165	361	206	155	454	221	233	420	233	187	381	273	108
Income stream	245	210	35	310	174	136	272	198	74	438	251	187	301	223	78
Risk	51	27	24	46	17	29	51	20	31	62	25	37	62	20	42
Total	1,996	1,179	817	1,944	1,088	856	2,236	1,184	1,052	2,650	1,403	1,247	2,230	1,323	907
NZ contemporary retail (incl. corporate)	103	107	(4)	137	117	20	197	131	66	214	126	88	144	135	9
UK Financial Services															
UK contemporary retail															
Pensions	654	436	218	690	481	209	637	474	163	805	636	169	776	293	483
Collective investment vehicles	108	110	(2)	201	132	69	155	155	0	130	124	6	109	56	53
Life	623	588	35	566	399	167	612	479	133	656	695	(39)	600	701	(101)
Total	1,385	1,134	251	1,457	1,012	445	1,404	1,108	296	1,591	1,455	136	1,485	1,050	435
Henderson Global Investors															
Contemporary retail															
UK Collective investment vehicles	603	541	62	1,152	756	396	1,260	598	662	1,232	766	466	665	543	122
Rest of world contemporary retail	444	389	55	1,181	646	535	735	710	25	421	472	(51)	911	419	492
Total	1,047	930	117	2,333	1,402	931	1,995	1,308	687	1,653	1,238	415	1,576	962	614
Rest of world subadvisory	424	543	(119)	713	332	381	715	1,011	(296)	110	535	(425)	176	475	(299)
Institutional	5,788	7,248	(1,460)	6,900	1,080	5,820	4,166	1,184	2,982	7,554	5,860	1,694	10,253	2,968	7,285
Total contemporary retail	4,531	3,350	1,181	5,871	3,619	2,252	5,832	3,731	2,101	6,108	4,222	1,886	5,435	3,470	1,965
Total wealth management	10,743	11,141	(398)	13,484	5,031	8,453	10,713	5,926	4,787	13,772	10,617	3,155	15,864	6,913	8,951
Mature and closed books															
Australian mature/closed retail	103	426	(323)	122	509	(387)	145	587	(442)	151	556	(405)	110	519	(409)
UK mature/closed retail															
Henderson tech investment trust - closed	0	0	0	0	1,468	(1,468)	0	0	0	0	0	0	0	0	0
Industrial branch - closed	25	143	(118)	38	187	(149)	54	172	(118)	51	209	(158)	31	156	(125)
Endowment mortgages - closed	36	83	(47)	0	110	(110)	0	110	(110)	28	40	(12)	112	103	9
London Life - mature	77	174	(97)	91	203	(112)	98	200	(104)	88	189	(101)	64	207	(143)
Total	138	400	(262)	129	1,968	(1,839)	150	482	(332)	167	438	(271)	207	466	(259)
Rest of world mature/closed retail	0	0	0	0	687	(687)	0	0	0	0	0	0	0	0	0
Total mature and closed books	241	826	(585)	251	3,164	(2,913)	295	1,069	(774)	318	994	(676)	317	985	(668)
National Provident Life Limited	174	681	(507)	195	819	(624)	138	711	(573)	178	653	(475)	162	773	(611)
Other cashflows															
Cogent - net increase in external assets under administration			(6,300)			8,621			14,079			5,900			2,400
AMP Bank - *net increase in mortgages*			314			230			145			346			233

Notes:
1. AMP Financial Services cashflows have been restated to take account of the decision to exit the individual deed corporate superannuation market.
2. UK Financial Services contemporary retail cashflows have been restated to exclude the Industrial Branch business, which is now disclosed under mature / closed retail. UKFS exited this business during 2001.

Category and product information

AMP Financial Services

Category	Product	Notes
CONTEMPORARY		Contemporary indicates open, marketed products – these are simple, more flexible and more transparent than the mature products.
- Superannuation	Flexible Lifetime Super, CustomSuper, Superleader, RSA, Preservation, PortfolioCare - Superannuation	The Flexible Lifetime Super (FLS) product is a master trust product providing investment options such as managed investments, capital supported and external managed investments within a single product. FLS is AMP's best-selling Australian product. CustomSuper is a corporate superannuation master trust giving access to multiple managed funds. SuperLeader is AMP's industry fund look-alike.
- Managed Investments	Retail unit trusts, Investment Solution, PortfolioCare – Managed Funds, external master funds	Investment Solution is a wrap product which gives access to AMP and external managed funds, shares and other assets. Only managed funds are included here. PortfolioCare is a non-AMP branded master trust.
- Income Stream	Immediate annuities, allocated pensions, PortfolioCare - pension	Immediate annuity products provide a regular income stream over either a designated period or lifetime and are suited to the at-retirement market.
- Risk	Term life insurance, disability insurance, trauma insurance	Remains a significant part of our business. Unlike other contemporary product categories risk inflows are revenue to AMP and do not include a policyholder funds investment component.
New Zealand	Both retail and corporate business	
MATURE/CLOSED	Conventional (whole of life, endowment), Investment Account, investment linked	These products are generally closed to new business. Whilst there are still significant inflows through regular premiums and top ups, we expect these products to remain in net outflow.

UK Financial Services

Category	Product	Notes
CONTEMPORARY		The contemporary products in the UK encompass the full range of participating and non-participating risk and savings products
- Pensions	Personal pensions, Stakeholder, Group pensions, annuities and trustee investments, Department of Work & Pensions (DWP) Rebates	Stakeholder pensions were introduced in April 2001 and are available as individual and group products. DWP rebates are stand alone tax rebates by the Department of Works & Pensions.
- Collective Investment Vehicles	Investment trusts, unit trusts (incl. Individual Savings Accounts (ISAs))	CIVs are managed investments, which may be sold in a tax-advantaged wrapper. Includes PEP's (open transfers only) and ISAs.
- Life	Investment bonds/plans, pension term protection, income protection and In retirement services	Investment bonds are single premium investment plans written within the life fund.
MATURE/CLOSED	Retirement savings, endowments and Industrial Branch	National Provident Limited – Policyholder owned closed book of business (100:0) London Life – With-profits closed book of business (90:10) Pearl – endowment and Industrial Branch business

Henderson Global Investors

Category	Product	Notes
CONTEMPORARY		Contemporary products for HGI encompass open and closed ended products, marketed in both the UK and ROW
- Collective Investment Vehicles	Investment trusts, OEICs (incl. ISAs), PEPs, Portfolio Management Service (PMS) and Private Clients	CIVs are managed investments, which may be sold in a tax-advantaged wrapper. Includes PEP's (open transfers only) and ISAs.
- Rest of World Retail	OEICs and Absolute Return Funds	Flows through Horizon (European domiciled funds) and Absolute Return Funds (domiciled in the Cayman Islands)
Rest of World Subadvisory	Wholesale	Comprises Banca Popolare di Lodi, Mackenzie, J&W Seligman
Institutional	Segregated pensions. pooled pensions	Mandates won/lost by Henderson Global Investors







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	7 May, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **51/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Share/Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

7 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 45,683 additional shares under the AMP Employee Share/Option plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,369,650 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	45,683
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	38,791 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 4,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 2,500 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 N/A to the 392 shares issued under the AMP Employee Share Acquisition Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, except that the shares issued under the AMP Employee Share Acquisition Plan are subject to a three year holding lock.
5	Issue price or consideration	38,791 shares @A$16.00 per share; 4,000 shares @A$16.13 per share; 2,500 shares @A$16.41 per share; and 392 shares @A$18.37 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee/Executive Option Plans and the AMP Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	7 May 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,135,323,967 + 45,683 ------------------- 1,135,369,650	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 7 May 2002: 41,503,803	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 7 May 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 9 May 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Information release – Henderson Private Asset Management

ANNOUNCEMENT NO.: 52/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

9 May 2002

Information Release

Newton Investment Management acquires
Henderson Global Investors' private asset management business

Newton Investment Management Limited, the primary UK asset management subsidiary of Mellon Financial Corporation, has entered into an agreement to acquire Henderson Global Investors' private clients and charities asset management business, which is branded Henderson Private Asset Management.

It is expected that the transaction will be completed in August 2002 and that Henderson Private Asset Management staff will transfer to Newton in the third quarter of this year. Terms of the agreement have not been disclosed.

Henderson Private Asset Management manages approximately £930 million on a discretionary basis on behalf of more than 1,000 high net worth individuals, private trusts and charities. All Henderson Private Asset Management staff will transfer to Newton's Private Investment Management division on completion.

The transaction combines two of the UK's leading private client investment management operations and will result in Newton's private client and charities funds under management rising by 25 percent to approximately £5 billion.

Roger Yates, Managing Director of Henderson Global Investors, said: "While our private asset management business is a successful UK-based niche business, Henderson does not believe it is a capability which we can leverage internationally.

"We are confident that Newton has the commitment, resources and reputation to grow the business and that the transition will not in any way affect the investment management service which is provided to private asset management clients."

Mark Rayward, Managing Director of Newton Private Investment Management, said: "We are delighted that Henderson chose us as their preferred buyer for the business. Each of us enjoys strong reputations for client service and investment returns and the synergies were clear from the moment we began our discussions with Henderson."







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 9 May, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **53/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

9 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 34,999 additional shares under the AMP Employee Option plan/AMP UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,404,649 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	34,999
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	29,000 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 3,600 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010 1,399 options exercised Exercise price: £5.75 (A$15.93) per share Expiry date: 27/03/2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	29,000 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; 3,600 shares @A$16.41 per share; and 1,399 shares @£5.75 (A$15.93) per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan/AMP UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,135,369,650 + 34,999 ------------------ 1,135,404,649	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 9 May 2002: 41,468,804	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 May 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	14 May, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **54/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

14 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 12,217 additional shares under the AMP Employee Option plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,416,866 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,217
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	10,717 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,500 options exercised Exercise price: $16.77 per share Expiry date: 31/12/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	10,717 shares @A$16.00 per share; and 1,500 shares @A$16.77 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plans. Copies of the terms and conditions of the offers had been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 May 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,135,404,649 + 12,217 ------------------ 1,135,416,866	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 14 May 2002: 41,456,587	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 May 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 15 May, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **55/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

15 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 1,500 additional shares under the AMP Employee Option plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,418,366 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	1,500 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	1,500 shares @A$16.00 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the AMP Employee Option Plan. Copy of the terms and conditions of the offer had been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 May 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,135,416,866 + 1,500 ------------------- 1,135,418,366	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 15 May 2002: 41,455,087	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 May 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 16 May 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **56/02**

SUBJECT:

- Part 1 – ASX Statement – AMP outlook for 2002
- Part 2 – Appendix 3C

NOTE - *If you do not receive _6__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.*

16 May 2002

AMP outlook for 2002

Leading international financial services company AMP Ltd has today announced that it expects to meet its long term goal of 10 per cent-plus growth in core recurring operating margins for the 2002 year, underpinned by cost reduction initiatives and assuming reasonable improvement occurs in financial markets over the remainder of the year.

Chief Executive Officer Paul Batchelor said that current tough market conditions continued to impact AMP.

"In light of these difficult conditions, for the six months to 30 June, we should see growth of around 5 per cent in core recurring operating margins, compared with the first half of 2001," he said.

"We expect to meet our long term goal of 10 per cent-plus growth in core recurring operating margins for the 2002 year, underpinned by cost reduction initiatives and assuming reasonable improvement occurs in financial markets over the remainder of the year.

"While it is difficult to predict investment earnings, at current market levels, investment income on shareholder capital for the first half will be stronger than the first half of 2001.

"Even if markets end the year at current levels, we would expect to report a net profit for the full year well above 2001 figures."

Mr Batchelor said that AMP was accelerating a number of cost initiatives, including a more aggressive cost to income target for its UK retail business. AMP UK Financial Services currently has a cost to income ratio of 62 per cent, which continues to fall and is now expected to reach the low 50s within three years.

He said that the long term systemic growth occurring in wealth management, combined with AMP's track record on cost control, would underpin the company's long term objective of 10 per cent-plus growth in core recurring operating margins.

"While it is possible in extended bear markets that we will not achieve 10 per cent-plus growth every year, we expect to maintain average long term growth at this level," he said.

Mr Batchelor also announced that the Board of Directors had approved on-market share buybacks of up to $400 million for this calendar year.

"We have also made the decision to suspend the Share Purchase Plan, starting with the next scheduled opportunity. However we have retained the Dividend Reinvestment Plan (DRP) for the benefit of retail shareholders," he said.

"These announcements are in keeping with our objective of managing our capital base tightly."

AMP Directors have authorised the buyback to be implemented between 31 May 2002 and 31 December 2002, at times considered to be beneficial for the capital management of the company.

AMP will hold an open market briefing at 4.30pm (AEST) today to provide an opportunity for investors, analysts and media to ask questions following the Annual General Meeting.

The briefing will be hosted by Chief Executive Officer Paul Batchelor and Chief Financial Officer Marc de Cure. It will be conducted via teleconference and simultaneously audio cast via www.ampgroup.com/agm

---

Media inquiries:
Karyn Munsie
61 2 9257 9870
0421 050 430

Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.

Rule 3.8A

Appendix 3C

Announcement of buy-back
(*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	+Class of shares which is the subject of the buy-back *(eg, ordinary/preference)*	Ordinary
3	Voting rights *(eg, one for one)*	One for one
4	Fully paid/partly paid *(and if partly paid, details of how much has been paid and how much is outstanding)*	Fully paid
5	Number of shares in the +class on issue	1,135,418,366
6	Whether shareholder approval is required for buy-back	No
7	Reason for buy-back	Capital management

+ See chapter 19 for defined terms.

8	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	Nil

On-market buy-back

9	Name of broker who will act on the company's behalf	To be advised
10	Deleted 30/9/2001.	
11	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage.	AMP Limited intends to buy back a maximum number of shares to the value of $400 million. The maximum number of shares to be bought back is likely to be approximately 23,767,082 *
12	If the company intends to buy back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The period commencing on 30 May 2002 and ending on 31 December 2002 *
13	If the company intends to buy back shares if conditions are met - those conditions	AMP Limited will only buy back shares at such times, during the period referred to in item 12 above, as is considered beneficial in the interests of efficient management of AMP Limited's capital

* AMP Limited reserves the right to terminate the buy-back at any time.

Employee share scheme buy-back

14	Number of shares proposed to be bought back	
15	Price to be offered for shares	

Selective buy-back

16	Name of person or description of class of person whose shares are proposed to be bought back	
17	Number of shares proposed to be bought back	
18	Price to be offered for shares	

Equal access scheme

19	Percentage of shares proposed to be bought back	
20	Total number of shares proposed to be bought back if all offers are accepted	
21	Price to be offered for shares	
22	+Record date for participation in offer Cross reference: Appendix 7A, clause 9.	

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: ....
(Director/Company secretary)

Print name: ....

=====

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 16 May 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **57/02**

SUBJECT:

- Part 1 – Chairman's address to Annual General Meeting
- Part 2 – CEO's address to Annual General Meeting
- Part 3 - Slide pack for Annual General Meeting

NOTE - If you do not receive _35__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Chairman's address to AMP's 2002 Annual General Meeting

Good morning ladies and gentlemen.

I'm Stan Wallis, Chairman of AMP's Board of Directors and I will be chairing your meeting today.

I have been advised by the Company Secretary that a quorum is present and so I will now formally open the 2002 annual general meeting of AMP's shareholders.

I would like to welcome you all here this morning and I hope you like this new venue. Angel Place is an AMP built and owned building and this theatre was created as a gift to the city, on a 99-year term.

Welcome to those shareholders who are also joining the meeting via the Internet. We are webcasting the proceedings of this morning's meeting to provide access for as many of our shareholders as possible.

Joining me here today are your Board of Directors and our Company Secretary.

They are, starting from the far end:

Richard Grellman
Ian Renard
Sir Malcolm Bates
our Board Executive and Company Secretary, Christine McLoughlin
Paul Batchelor, our Chief Executive Officer
Lord Killearn
Patricia Cross
and Paul Mazoudier.

The agenda for our meeting today looks like this.
I will start by providing an overview of the company's performance in 2001, looking at each business unit in detail, as well as updating you on Board activities over the past 12 months.

Our Chief Executive Officer, Paul Batchelor, will follow with a review of the company's outlook and strategy in more detail.

As an innovative step in corporate governance practices, I will then ask the Chairs of each of our Board Committees to provide a brief overview of their committee activities.

We will then move to the formal items of business as detailed in your Notice of Meeting:

- Item 1: being the receipt of the financial statements and the reports of the Directors and the auditor

- And item 2 being the election of Directors.

The two directors offering themselves for re-election this year are Ian Renard and myself. I will be standing aside as Chairman of the meeting while consideration is being given to my re-election, and Sir Malcolm Bates will chair the meeting for that period.

So we will start with a review of AMP's financial results for the 2001 year.

As you know, AMP delivered a net profit after tax of $690 million last year, which was 40% below the $1.15 billion profit delivered in 2000.

The result showed the strength of our operating businesses in challenging market conditions.

It also showed the degree to which we are still exposed to investment market volatility, despite a substantial reduction in that exposure over the past few years.

To understand why our net profit was down despite a solid operating performance, you need to understand that AMP has two primary sources of earnings.

We earn money from our wealth management businesses: AMP Financial Services, UK Financial Services, Henderson Global Investors and AMP International.

These earnings, or core operating margins, rose 14% last year to a record $938 million after tax.

We also earn money on the capital that we are required to keep for regulatory purposes to support our businesses and products. We invest this capital in a range of assets, including global equity markets.

The income we earn on these investments is more volatile than operating earnings because it is dependent on the performance of global investment markets. And these markets, unlike our operating businesses, are not subject to our management control.

As you are probably aware, global investment markets were hard hit in 2001.

The result was that we recorded a $26 million loss on investment income last year, compared with a $617 million profit in 2000 when global investment markets were booming.

We have been working hard over the past four years to reduce our reliance on investment income – which used to be our primary source of profit – and build up our operating businesses.

And we have seen compound annual growth of around 28% in our operating earnings since 1998.

We would like to reduce the volatility in our earnings even further, and are continuing to work on that, whilst recognising that in smoothing the fluctuations in our investment income we run the risk of lower returns over the long run.

The fall in net profit did impact our earnings per share and return on equity last year, with earnings per share moving from $1.05 in 2000 to 62 cents, and return on equity dropping from 14.3% to 8.1%.

However, the continued strength of our operating businesses enabled us to increase our dividend payment for the year.

As you know, the Board declared a final dividend of 26 cents a share, taking the total dividend to 51 cents a share compared with 47 cents a share in 2000. This year's dividend was 15% franked.

The increase reflects our policy of providing a steady or rising stream of dividends in line with our long-term sustainable earnings.

As I outlined at last year's annual general meeting, our shift from full to partial franking of our dividend reflects the combined impact of changes to Australia's business tax system and the increasingly international nature of AMP's profits.

As we take a closer look at our operating businesses, bear in mind that the net profit of each unit comprises both the earnings of the business and the investment income generated on the capital employed in that unit.

However, these investment earnings are calculated on long term market trends – which is called normalised investment income. This approach takes the variations out of the business unit numbers caused by market booms and busts, and gives us a clearer picture of how each business actually performed.

So you can see on this first graph that **AMP Financial Services** performed well, with core earnings up 12% to $393 million. This, combined with normalised investment income, took net profit to $600 million after tax and non-recurring items.

Led by Andrew Mohl, this business has been transforming itself over the past few years. Last year the business focused on improving both the efficiency and ease of doing business with AMP for planners. This means that our customers, in turn, experience improved service levels.

We have a strong market position here in Australia and we believe there is still substantial growth potential, particularly with new products to suit the changing needs of our customers.

Turning to **UK Financial Services** – this business is one year into a 3-year transformation program, and is tracking well, despite a turbulent retail market.

Core earnings were up 24% to $328 million and this, together with normalised investment income of $236 million, took net profit after tax to $564 million.

Last year the UK team, led by Tom Fraser, integrated three companies – Pearl, NPI and London Life - into a single business unit, helping drive controllable costs down 9%.

They launched a single marketing group for our UK products, reducing the range from 190 to 40, all now under the AMP brand.

And they introduced a single business support operation - also known as a service company - which more equitably matches business risks and benefits between policyholders and shareholders.

There is still plenty of work to be done in the UK, but this business is now positioned well for the future - and is likely to be a beneficiary of the regulatory moves to a more open market environment.

Henderson Global Investors is the business unit most obviously exposed to market instability because it makes its money primarily from managing investments for other people.

Many of the key global equity markets on which Henderson relies to drive growth and profitability ended last year, on average, down 16-18% on their 2000 levels.

Yet Henderson managed to deliver relatively steady operating margins, a stable cost to income ratio and a stable level of assets under management.

It achieved this result because the Henderson team, led by Roger Yates, moved quickly last year to reduce costs and focus on its core business. And because, as a relatively low business user of capital, it does not have a large capital exposure to global investment markets - unlike our retail businesses in Australasia and the UK.

Looking now at **AMP International,** which was previously known as International & Technology Ventures....Headed by Tim Wade, this business is taking AMP into new growth markets, with start-up operations in India and Japan, and a new unit looking at growth opportunities in retail financial services in Europe.

AMP International's operating businesses, Cogent and AMP Banking, performed to plan last year, with Cogent delivering a 29% increase in core earnings and Banking moving into profitability in Australasia for the first time.

Looking at these businesses overall, what underpinned their solid performances last year was a continued focus on cost control across the Group. This helped reduce the Group's total cost to income ratio from 64% in 2000 to 60% last year.

We also maintained a disciplined focus on implementing our strategy during the year.

We consolidated our UK business, with the integration of the existing businesses and the acquisitions of independent financial advisers Towry Law and the online financial services company....Interactive Investor.

As I mentioned, we invested in prudent international growth with the launch of retail businesses in India and Japan. We also expanded Henderson's distribution partnerships across Europe and Asia.

Importantly, we divested businesses which were not fundamental to our wealth management operations and which did not meet our high growth/high return criteria.

They included general insurance worldwide....our 25% stake in Virgin One in the UK....Resolve Engineering in Australia and our individual trust deed corporate superannuation business in Australia.

These divestments realised almost $2 billion in capital last year, which we used to strengthen our balance sheet, reducing debt by almost $1 billion. And we also maintained our AA rating in volatile markets and funded the UK acquisitions.

We have worked hard over the past 12 months - and indeed since demutualisation - to build our operating businesses and create long term value for shareholders.

You can see the results of that work in the strong and sustained earnings growth in our businesses since 1998.

However, we do not control all the factors that drive the value of our business – not least being international economic conditions and financial markets.

World investment markets are very unstable at the moment, and this is impacting consumer behaviour, particularly in our UKFS and Henderson businesses.

We are also seeing some of this impact back here in Australia, after being protected for some time from the worst of the global down turn.

These are the factors affecting our share price at the moment, and influencing the market's view of our sustained value creation.

It is not something that we as a Board are happy about nor, I expect, are you as shareholders happy about it.

It is not, of course, a phenomenon that is confined solely to AMP. International insurance indices generally have trended downwards over the past 12 months and AMP's share price has actually outperformed these global benchmarks.

Nonetheless, we are confident that over the longer term, the market will recognise the value AMP has created and will continue to create as we drive our businesses hard, reaching new customers and aggressively managing our costs and capital.

As a matter of good corporate governance practice, I want to draw your attention to a change in our constitution, which will take place automatically in mid-2003.

In June of next year, the 5% shareholding limit that we have had in place since we became a public company will expire.

This limit currently means that no one can buy more than 5% of AMP's shares without the agreement of the Directors or 75% of the shareholders.
This restriction was put in place when AMP listed, to give the market an adequate time frame in which to properly understand AMP's business model and international portfolio of businesses.

You are likely to hear or read some speculation about the possible impact of this constitutional change on AMP as the expiration date draws closer so I wanted to alert you to this change well in advance.

Turning now to a review of Board activities in 2001. Your Board spent considerable time last year working with senior management to ensure a thorough understanding of the business and the challenges ahead.

This is an essential part of our Board responsibility, and is instrumental in building the effective corporate governance culture that we believe is critical to the company's success.

As part of our regular Board meetings, we visit Australian and overseas operations and talk to some of our 15,000 people responsible for delivering products and services to customers.

In 2001, these visits included our largest site in the UK, Peterborough, and one of our key Australian customer service operations in Parramatta.

This video was taken to given you a better idea of what is involved in these site reviews.

I hope that gives you a better idea of what we as a Board do, as well as a snapshot of some of our key locations.

As I outlined to you at last year's annual general meeting, as part of our governance practices we carry out regular reviews of board performance, using external consultants when appropriate.

As a result of last year's review, which concluded that the Board was working well, we have refined our Board performance review processes.

We also evaluated the activities of the Board against the geographic spread of our businesses and decided that we needed to spend more time understanding our UK operations in particular. And we assessed the Board composition in light of the type of skills and experience appropriate for the AMP group.

We also updated and reorganised the Board committees and you will hear more about that when the Chairs of these committees report on their roles and activities a little later on.

At the end of last year Mrs Carolyn Hewson decided to retire from the Board, after serving as a Director for 5 years.

Mrs Hewson was a very effective contributor to the transformation of AMP and on behalf of shareholders and other members of the Board, I would like to thank Carolyn for her contribution to the company's progress.

Following on from this, we have appointed an executive search firm to help us identify appropriate candidates for the AMP Board. We will obviously advise shareholders when any new appointment is made and such an appointment will need to be confirmed by shareholders at our next meeting.

During the year, the Board also endorsed improvements to AMP's disclosure policies and practices.

In developing this new approach, we reviewed the disclosure requirements of all the jurisdictions in which we operate and opted for the highest prevailing standards.

As one of Australia's largest institutional investors, of course, we have a vital interest in full and frank disclosure.

We believe that the procedures and approach now formalised in our Market Disclosure Policy have taken us to the forefront of good disclosure practice.

In keeping with the commitment the Board has made to investigate the implementation of sustainable development principles across AMP's operations, the company made progress last year in reviewing its practices and testing a number of pilot programmes.

This work reflects our recognition that as a modern organisation, we must operate in a sustainable manner. Full details on these programmes are provided in the 2001 annual report.

One of the environmental issues we are often asked about concerns our beef cattle farming subsidiary, Stanbroke Pastoral Limited, a property held by Henderson as part of its unlisted investment portfolio.

Stanbroke remains committed to managing its resources in an environmentally sensitive and sustainable way by adopting emerging best practice in land management.

We are in the process of an environmental audit to develop sustainable property management plans for each Stanbroke property. We expect that these plans for the central Queensland properties will be operational by the end of this year.

A self-imposed moratorium on clearing of remnant vegetation was set in 2000 and remains in force. Active monitoring of groundwater quality on the Queensland properties is also underway, along with practices to identify potential areas of dry land salinity.

In June last year, representatives of six different conservation groups visited Stanbroke's central Queensland group of properties together to review the results of Stanbroke's land management practices.

The discussions established with these environmental groups are ongoing.

So summarising the 2001 year, then, AMP performed solidly in difficult conditions, maintaining our focus on our core business operations, implementing our strategy in a disciplined manner and honouring our commitments to the broader community.

Depressed global investment markets lowered our overall net profit and we remain committed to reducing the fluctuations in our investment earnings, while maintaining long term returns.

I would like to take this opportunity to thank my fellow Directors for their support and hard work in 2001.

I would also like to thank AMP's business and functional unit heads who comprise the senior management team - ably led by Paul Batchelor - and all of AMP's people around the world for their commitment and dedication during the year.

In difficult market conditions, they remained focused on doing their jobs and meeting their customers' needs.

I have to say that the outlook for 2002 remains challenging.

Most financial services markets around the world are still flat and global equity markets are showing little sign of a major uplift, in the short term at least. Paul will talk more about this in a moment.

However, our experience last year has reinforced our understanding of what we must do to deliver sustainable results in these conditions.

We must concentrate on our core operating businesses, ensuring that they manage both costs and capital efficiently, while meeting our customers' needs in new and better ways.

We must continue to grow our international asset management business, focusing on developing skills and scale and on broadening distribution.

And we will continue to take our core skills and expertise into new growth markets where there is a genuine need for our products and services.

In this way, we believe AMP will continue to deliver sustained earnings growth in its core operating businesses.
Thank you.

I will now hand over to Paul Batchelor, your Chief Executive Officer, to outline in more detail our outlook and strategy for 2002 and beyond.

CEO's address to AMP's 2002 Annual General Meeting

1. Introduction

Thank you Chairman, and good morning ladies and gentlemen.

As the Chairman has already outlined, AMP's net profit after tax fell 40 per cent to $690 million in 2001. While this decline in headline profit was disappointing for us all, we were pleased with the performance of our operating businesses, which recorded growth in core recurring operating margins of 14 per cent to a record $938 million.

Total margins also exceeded $1 billion for the first time.

The Chairman has already summarised our results in some detail. What I will cover with you today is the outlook for the year ahead. I will then outline our focus on the three issues which will deliver most value in the short to medium term: capital management; cost control; and continuing to improve our UK financial services operations.

I will conclude with a review of our strategy, particularly the importance of our customers and people, as it is important we do not lose sight of our long term goals as we focus on the short term actions we must take in the current market environment.

2. 2002 outlook

First, I would like to share with you the near term outlook for AMP.

The release of our first quarter cash flow figures last week reinforced what we said at our annual results announcement in February: that the market for global financial services is difficult. As this slide shows, the UK FTSE index, where AMP has significant exposure, has in particular not performed well.

The outlook for business and markets continues to remain uncertain, and in fact conditions in our wealth management market are as tough as I have seen in the last decade.

Investment market conditions like this impact AMP in two ways: firstly through our operating margins and secondly, investment income.

In terms of operating margins, people simply buy less of the types of products we sell. Investors, large and small, prefer to put their money in cash while they ride out the difficult conditions. The second impact is on investment income, which we are required to value at market levels.

In light of these difficult conditions, for the six months to 30 June, we should see growth of around 5 per cent in core recurring operating margins, compared with the first half of 2001.

We expect to meet our long term goal of 10 per cent-plus growth in core recurring operating margins for the 2002 year, underpinned by cost reduction initiatives and assuming reasonable improvement occurs in financial markets over the remainder of the year.

In terms of investment earnings, while it is impossible to make a prediction, what I can say is that at current market levels, investment income on shareholder capital for the first half will be stronger than the first half of 2001.

Even if markets end the year at current levels, we would expect to report a net profit for the full year well above 2001 figures.

In respect of the share price, it has been adversely impacted by market uncertainty.

However I want to assure you that our underlying business remains extremely sound.

The long term systemic growth occurring in wealth management, combined with our track record on cost control, will underpin our long term objective of 10 per cent-plus growth in core recurring operating margins. While it is possible in extended bear markets that we will not achieve 10 per cent-plus growth every year, we expect to maintain average long term growth at this level.

3. 2002 deliverables

With this in mind, I would like to share with you our business priorities for 2002.

AMP has six business priorities. But today, I will focus on the three where I spend most of my time, as they represent the areas we can best control in the short term.

The first I would like to cover is capital management.

AMP has worked hard in the last few years to strengthen our balance sheet and operating cash flows. We released almost $2 billion in capital last year by selling businesses such as general insurance and Virgin One in the UK; and our core recurring operating margins have more than doubled in the last three years. These actions have strengthened our financial position.

We have also looked closely at how we allocate capital in the business – for example, by moving away from capital intensive products like capital guaranteed annuities, to more modern products that require less capital backing, such as investment and risk products.

Maintaining our strong balance sheet is prudent in the turbulent times we are currently experiencing. Ultimately, it is about achieving a balance between, on the one hand, **strength** – being well capitalised - and on the other hand, **efficiency** – not having a lazy balance sheet.

Given AMP's projections for strong future capital and operational cash flows, I wish to make a number of announcements about our capital position.

Firstly, the AMP Board has approved on-market share buybacks of up to $400 million for this calendar year. The buyback will be implemented over the remainder of 2002.

We have also made the decision to suspend the Share Purchase Plan, starting with the next scheduled opportunity . However we will retain the Dividend Reinvestment Plan for the benefit of retail shareholders.

These announcements are in keeping with our objective of managing our capital base tightly.

My next priority is to continue our focus on improving our core businesses and in particular, cost control.

As this slide shows, AMP has substantially improved our cost position in recent years. I should point out to shareholders that these ratios are not directly comparable because of the different natures of these businesses.

Our Australasian financial services business, with a cost to income ratio of 43 per cent, is at a level close to best practice, while our UK financial services business has substantially improved in the last two years. And for its mix of business, Henderson is best practice in asset management.

A tight focus on costs is fundamental to how we operate at AMP and is something my management team and I think about every day of the year. Our hard work and focus on costs never stops.

However given the turbulent operating conditions that continue to prevail, we intend to work even harder in the months ahead.

I recently asked our operating businesses and support functions to reduce costs even further. By operating smarter, operating better and sharing global resources and services, we will be able to further accelerate expected cost savings.

For example in UKFS, we have identified cost savings even greater than we had anticipated. UKFS currently has a cost to income ratio of 60 per cent, which continues to fall and is now expected to reach the low 50s within three years.

I would now like to review my third priority - the continued consolidation of our UK retail financial services business.

Last year we combined our three retail businesses – Pearl, London Life and NPI – into one business and prefaced each with the AMP brand name.

We are now one year through a three year transformation programme and the benefits are starting to show.

Initiatives already announced in 2002 include the relocation of most of our Cardiff-based operations into existing sites at Peterborough and Tunbridge Wells. This is just the first of a number of initiatives aimed at improving customer service and reducing costs.

Another key part of our strategy in UKFS is distribution. AMP is one of very few UK-based financial services companies with a wide range of distribution channels. Customers can deal with us virtually any way they choose: in person, over the phone, with an independent financial adviser, or online.

Having a number of distribution channels positions us well to compete in the UK environment, which is currently undergoing significant regulatory change. This is because AMP has had the advantage of already successfully working in this type of financial services environment – right here in Australia.

The UK is a fragmented and challenging market. But in the year ahead we will continue to focus on growing profit, rather than chasing market share at any cost, as well as looking for additional cost efficiencies and managing our capital base.

4. AMP strategy

While we are firmly focused on the short term actions necessary to steer the business through difficult times, it is important we do not lose sight of our long term strategy.

Put simply, our aim is to build an international wealth management company, offering retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

Wealth management is experiencing long term systemic growth that will underpin our revenue in the future. For example governments across the world are grappling with an issue that Australia started dealing with ten years ago – pension systems that need urgent reform in the face of an ageing population.

And AMP has been transformed in the last four years to ensure we are well placed to capitalise on market opportunities:

- First, we have made targeted acquisitions such as Henderson, NPI and Towry Law;
- Second, we have sold businesses which did not achieve target returns or were not integral to wealth management;

- Third, we better understand the risks and rewards associated with our products. We continue to withdraw from products that are too capital intensive and we do not chase market share at the expense of profitability. We focus on products that give good value to customers and adequate returns to shareholders;
- And finally, we have restructured our operations to make it easier for our customers to do business with us.

And our strategy is underpinned by this focus on customers – which I hope includes many of you here today - and on our people.

AMP has worked hard in the last few years to make ourselves more customer-centric. For example we have invested tens of millions of dollars in technology to make us easier to deal with, most obviously via the internet. We also continue to reengineer our business with initiatives such as our new Customer Information System in Australia. This will provide us with a single source of information about our customers, and is key to helping us better meet and anticipate their needs.

Our 15,000 people are also crucial to our strategy, for it is only through their commitment and dedication that AMP will succeed. At this point, I would like to thank them for their hard work in 2001 and say how much I look forward to working with you again in the year ahead.

AMP's 2,000 independent financial planners are also crucial to our success and I would like to extend my thanks to this group, as well.

The facts about AMP today speak for themselves:

- We now operate in more than 20 countries around the world;
- More than half our profits are derived offshore;
- Almost two-thirds of our 15,000 people live and work outside Australia, the majority in the UK;
- 70 per cent of our assets are outside Australia;
- and more than half our 8 million customers are overseas, as well.

5. Why international growth is important for AMP

In light of the difficult times around the world, some of you here today may be prompted to ask *why* AMP remains internationally focused. After all, Australian markets have performed pretty well, in contrast to big falls in international markets.

So why not shrink back to Australia?

I think that would be a short-sighted reaction, and simply not a viable long term option. The way to ensure AMP's long term future is to continue to build an international wealth management company.

The reasons for our international focus include the limited size of the domestic market for a company the size of AMP. AMP is also in a unique position because we have the products and skills, such as superannuation and financial planning, being sought in many parts of the world.

Despite the many benefits of internationalisation, some argue that Australia should insulate itself. This "stay safe at home" argument concerns me because I do not believe Australia – and AMP - has a choice.

If we do not continue to compete on the international stage, we will be in trouble when other international companies come here – as they are, in increasing numbers. You only need to look at the changing face of the Sydney skyline to see that overseas brands now dominate some views – although I am pleased that AMP is still extremely prominent.

There is much to gain from taking Australia - and AMP - to the world.

AMP has been around for 153 years and seen markets boom and bust. The lessons we have learned from this is that you do not change long term strategy in response to short term market conditions – because it is certain that eventually, markets will turn.

6. Summary

In summary, I have shared with you today our outlook and the things we are doing to run the business tightly in the short term: managing our capital hard, controlling our costs, and focusing on the consolidation of our UK retail business.

However we must strike the right balance between our short and long-term goals. This is why we remain committed to building an international wealth management company.

This will position AMP to fulfil our vision of creating better futures:

- Creating a better future for our customers by helping to build and protect their wealth;
- Creating a better future for our 15,000 people across the globe, by enabling them to realise their potential;
- Creating a better future for our communities, in which we live and work;
- And of course by creating a better future for our shareholders by delivering long term superior returns.

Thank you, and I will now hand back to the Chairman.


AMP

Annual General Meeting

2002

Stan Wallis

Chairman


16 May 2002


AMP

Today's proceedings

- Company performance and Board activities
  - Chairman
- Strategy overview
  - Chief Executive Officer
- Board Committee overviews
  - Board Committee Chairs
- Items of business
  - Item 1: Financial Statements & Reports
  - Item 2: Election of Directors


AMP

Solid operating performance in tough year


Net profit impacted by volatile global investment markets
A$m
1027
FY98
(424)
FY99
1152
FY00
690
FY01



Sustained growth in core operating margins

14% increase in core recurring operating margins

A$m
448
595
823
938
FY98
FY99
FY00
FY01



Steady dividend growth continues

Dividend - cents per share

0
18*
41
47
51
1998
1999
2000
2001

* *AMP listed on 15 June 1998 therefore only a second-half dividend was paid in 1998.*


AMP

AMP Financial Services

12% increase in core recurring operating margins

- Core recurring operating margin
- Normalised investment income
- Non-recurring margins

A$m

FY97: 325 (234, 91)

FY98: 399 (248, 151)

FY99: 512 (232, 280)

FY00: 628 (20, 258, 350)

FY01: 600 (234, 393, -27)

AMP

AMP UK Financial Services



24% increase in core recurring operating margins
Core recurring operating margin
Normalised investment income
A$m
297
108
189
384
137
247
355
128
227
468
204
264
564
236
328
FY97
FY98
FY99
FY00
FY01



Henderson Global Investors


Steady margins in difficult markets
Core recurring operating margin
Normalised investment income
Non-recurring margins
A$m
26
4
22
88
8
80
135
8
127
322
99
7
216
219
2
9
208
FY97
FY98
FY99
FY00
FY01



AMP International

Creating long-term value

Self sustaining

Cogent	• 29% increase in operating margins
AMP Banking	• Deposits up 25%; New mortgages up 46% in Australia
Virgin Money	• Virgin One 25% stake sold, realising A$76m profit
AMP New Ventures	• Worked with UKFS to launch Ample & acquire Interactive Investor
AMP Asia	• New businesses in India & Japan; deferred China entry
AMP Europe	• Assessing retail financial services opportunities in continental Europe


AMP

Focused execution of strategy

- ✓ Consolidated UK business
- ✓ Invested in prudent international growth
- ✓ Divested non-core businesses realising $2 billion in capital
- ✓ Managed capital effectively, reducing debt by $1 billion and maintaining AA rating

Stanbroke Pastoral Limited


Darwin
Helen Springs
Brunchilly
Banka Banka
Alroy Downs
Northern Territory
Augustus Downs
Donors Hill
Miranda Downs
Strathmore
Cairns
Carpentaria Downs
Lyndhurst
Townsville
Rocklands
Kamilaroi
Barkly Downs
Fort Constantine
Ardmore
Havilah
Weetalaba
Elgin Downs
Frankfield
Queensland
Springvale
Diamantina Lakes National Park
Astrebla Downs National Park
Davenport Downs
Islay Plains
Rockhampton
Tanbar
Nappa Merrie
Bulloo Downs
Rockybank
Bottletree Feedlot
Stanbroke Head Office
Valley Beef Plant
Kindon
Brisbane
N
Stanbroke Property


AMP

Stanbroke Pastoral Limited

Stanbroke
homestead

+550,000
head cattle

Water quality
testing

AMP

AMP in 2001

- ✓ Performed solidly in difficult markets
- ✓ Focused on core business operations
- ✓ Disciplined execution of strategy
- ✓ Honoured commitments to the community


AMP

Annual General Meeting 2002

Paul Batchelor
Chief Executive Officer

16 May 2002


AMP

Global equity market indices

Index: 1 July 1998 = 100

145
135
125
115
105
95
85
75
65
Index: 1 July 1998 = 100
Jul-98
Jan-99
Jul-99
Jan-00
Jul-00
Jan-01
Jul-01
Jan-02
ASX200
Dow Jones
FTSE 100


AMP

Our 2002 business priorities

- Manage our capital structure to ensure flexibility and strength
- Continue to focus on our core businesses
- Build on our UK retail financial services business
- Improve our customer focus
- Capitalise on our brand strength and build the brand in the UK
- Leverage the skills and knowledge of our people across the business

AMP

Disciplined focus on cost control

Decreased cost to income ratios across the business


100%
80%
60%
40%
1999
2000
2001
68%
60%
43%
AMP Financial Services
Henderson Global Investors
AMP UK Financial Services



Today's AMP

AMP is an international wealth management company

- Core businesses:
  - → retirement savings and incomes
  - → investments
  - → financial planning
  - → asset protection
  - → banking


AMP

Our vision

AMP helps people create better futures

- We will help our customers build and protect their wealth so they can enjoy the life they want
- We will enable our people to realise their potential
- We will invest in our communities in which we live and work
- We will deliver long term superior returns to our shareholders


58


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 16 May, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **58/02**

SUBJECT : **Results of the AMP Limited Annual General Meeting**

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



16 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

RESULTS OF THE AMP LIMITED ANNUAL GENERAL MEETING HELD ON 16 MAY 2002

In accordance with Listing Rule 3.13.2, would you please note that the resolutions contained in Item 2 of the Notice of Meeting (dated 13 March 2002 and lodged with the ASX on 28 March 2002) were passed by the requisite majority of security holders and all the retiring Directors were re-elected.

All the resolutions were decided on a show of hands. No resolution was withdrawn or amended.

ITEM 2: ELECTION OF DIRECTORS

The total number of proxy votes exercised for this resolution, which was decided by a show of hands, by all proxies validly appointed (as required by section 251AA(2) of the Corporations Act) were as follows:

(a) To consider and, if thought fit, to pass the following ordinary resolution:
"That Stanley David Martin Wallis, a Director retiring in accordance with clause 64.1 of the Constitution, being eligible, is re-elected as a Director of AMP Limited."

	For	Against	Abstain	Proxy's Discretion	Total
Proxy votes for which appointments specified:	248,186,132	34,806,374	13,139,913	33,346,396	316,338,902

(b) To consider and, if thought fit, to pass the following ordinary resolution:
"That Ian Andrew Renard, a Director retiring in accordance with clause 64.1 of the Constitution, being eligible, is elected as a Director of AMP Limited."

	For	Against	Abstain	Proxy's Discretion	Total
Proxy votes for which appointments specified:	268,970,048	13,379,436	13,212,653	34,016,266	316,365,750

Yours faithfully,

C F McLoughlin
Board Executive & Company Secretary


59


7:21


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 16 May 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: 59/02

SUBJECT : AMP announces the sale of Cogent

NOTE - If you do not receive _6___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

16 May 2002

AMP announces sale of Cogent

AMP Ltd has today announced plans to sell its investment administration business, Cogent, to BNP Paribas Securities Services for total proceeds of approximately A$650 million. BNP Paribas Securities Services is a subsidiary of BNP Paribas, the leading Eurozone bank.

The A$650 million figure includes both a repayment of approximately A$22 million for AMP loans and a contribution to disengagement costs of around A$11 million. Up to 28 per cent of the consideration will be paid 12 months after completion and is variable upon Cogent meeting agreed revenue targets.

Net profit after allowing for book value, disengagement costs and taxes is estimated to be more than $A230 million, which will be spread over 2002 and 2003. The final profit figure will depend on meeting the agreed revenue targets.

AMP Chief Executive Officer, Mr Paul Batchelor, said in February 2002 that AMP had instituted a review of Cogent's operations.

"Following this review, AMP has concluded that the most value for shareholders and the best outcome for clients and employees will be achieved by the sale of the business," Mr Batchelor said.

AMP acquired the small loss-making asset administration business now known as Cogent as part of its purchase of Henderson in 1998, and has built it into a leading international service provider of investment operations. The business has enjoyed an almost five-fold increase in operating profits after tax over the last three years. At 31 December 2001, Cogent administered assets of more than A$407 billion for over 70 clients.

The transaction will combine the funds services and custodian banking excellence of BNP Paribas Securities Services with the extensive investment operations outsourcing expertise of Cogent. It brings to BNP Paribas Securities Services a significant investment operations outsourcing platform in the UK and provides an additional platform for operations across Australasia.

The Managing Director of AMP International, Tim Wade, said: "Cogent has been very successful in building a robust business in the fast growing investment operations outsourcing market. After a careful review of AMP's strategic options, however, it was clear that a strong existing industry player would be even better placed to invest in the further growth of Cogent's competitive position.

"I am pleased that we have found in BNP Paribas Securities Services an owner and partner with both the reputation and capability to deliver additional value and services for clients. Henderson Global Investors will become one of BNP Paribas Securities Services' top three clients, benefiting from a world class administrative service and an extended product range."

Vivien Levy-Garboua, Head of Private Banking, Asset Management, Securities Services, Insurance and Real Estate at BNP Paribas, said: "I am delighted to announce this acquisition which allows us to become a leading player in the UK, a market in which 30 per cent of financial assets for European investors are held.

"The acquisition provides the ideal opportunity to strengthen the portfolio of BNP Paribas Securities Services and achieve our aim of providing one stop shopping to our securities services clients."

The proceeds from the sale of Cogent will be applied to further strengthen AMP's balance sheet.

Completion is expected in the third quarter, pending regulatory approvals.

Media inquiries:

Karyn Munsie
61 2 9257 9870
0421 050 430

Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:

Mark O'Brien
61 2 9257 7053

About AMP

AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.

AMP Limited technical fact sheet – AMP announces sale of Cogent

Ex. Rate used: 1A$ = £0.3716 (Avg. April rate)

	Overview
Overview	• The sale of Cogent to BNP Paribas Securities Services, consisting of an approximate consideration of $650m, includes both net asset value at completion estimated at $65m, a repayment of approximately $22m for AMP loans and a contribution of $11m towards disengagement costs • Up to 28% of the consideration will be paid 12 months after completion and is dependent upon Cogent meeting its agreed revenue targets • The completion date for the sale is targeted for the third quarter 2002 • The strong relationship with AMP, including Henderson Global Investors, is retained
Use of Proceeds	• The proceeds from the sale of Cogent will be applied to further strengthen AMP's balance sheet as it continues its review of risk-based capital.
Link to strategy	• In line with AMP's strategy to: – Maximise returns for AMP shareholders
Rationale for Divestment	• AMP has decided that a change of ownership from AMP to BNP Paribas: – Will allow Cogent to reach its full growth potential – Is the best outcome for AMP shareholders, Cogent's clients and employees
Link to signposts	• In line with the Corporate signpost: – Deliver growth in wealth management capability and scale
Compelling reason	• Under the ownership of BNP Paribas, Cogent will: – Be best placed to fulfil its strategic ambitions, – Accelerate development of new products and services for existing clients, including HGI; and – Extend its offering across new geographies as part of the premier pan-European securities services bank
	Deal structure and financials
Other parties to the transaction	• BNP Paribas, based in Paris, France, with more than 80,000 employees and offices in 86 countries, listed on Euronext, is acquiring Cogent from AMP
Transaction scope	• Sale of the entire Cogent Business globally (representing operations in UK, Ireland, Jersey, Luxembourg, Australia and New Zealand).
Price, nature of payment and the funding arrangements	• Consideration of approximately $650m • Up to 28% of the consideration will be paid 12 months after completion and is dependent upon Cogent meeting its agreed revenue targets
Future options as part of transaction	• The acquisition will result in a mutually profitable, multi-product expanded global relationship between HGI and Cogent under BNP Paribas ownership • HGI will be one of BNP Paribas Securities Services top three clients, benefiting from a world class administrative service and an extended product range • The relationship between Cogent and HGI will continue on arm's length commercial terms
Process	• Completion date is targeted for third quarter 2002 (approx. 3 months) • Full disengagement is estimated to take less than 12 months.
	Partner
Partner	• BNP Paribas/ BNP Paribas Securities Services
Size	• Employs over 80,000 staff, 28,000 of whom are located outside of France • Largest bank in France in terms of net income • 9th largest financial institution in Europe by market capitalisation • BNP Paribas Securities Services has: – Euro 2,030bn of assets under custody – 2,000 funds under administration – 22m securities transactions processed in 2001 for institutional clients – A global custody network covering 70+ markets – 2,200 people dedicated to securities services world wide – Operates in 12 different European locations, as well as USA, Japan
Brands	• BNP Securities Services • European Investor Services (EIS) • Cogent Brand to be retained in its local markets

Management	• The current Cogent management team is expected to remain in place
Strategic fit	• A complementary commitment to excellence, innovation and client focus • A common culture developed in a similar investment management background • Complementary geographies – BNP Paribas Securities Services is the leading fund administrator in main continental European markets. The UK is a key market missing from BNP Paribas Securities Services coverage • Complementary product sets
Operations	• Parent Company BNP Paribas has operations in 86 countries • BNP Paribas Securities Services main products are: – Securities and Cash financing – Performance reporting, attribution and VaR – Fund Administration – Transfer Agency – Compliance Monitoring – Custody – Trade Settlement – Risk Management – Trading – Retail Account Management • BNP Paribas Securities Services is recognised and awarded for excellence in service delivery by existing clients and competition. Its strengths lie in its: – Product innovation – Expertise in Europe – Flexibility of its reporting tools using leading edge technology – Multi-cultural organisation
Financial performance	• BNP Paribas Y2001 – Net banking Income 17.5bn Euro – ROE of 18.2% – Cost/income ratio of 62.7%
Rationale for participation	• The acquisition brings BNP Paribas Securities Services a significant investment operations outsourcing platform in the UK, which represents a new market for BNP Paribas Securities Services' European Investor Services business. It also provides an additional platform for operations across Australasia
	Financial impact on:
Profit	**Refer to the AMP FY01 Investor Report pg 33** • Cogent contributed profit of $22m in FY01 to AMP's core recurring operating margins of $938m • Expected profit impact from the sale of Cogent will be included in the 2002 and 2003 results • The gross proceeds of the sale of Cogent is approximately $650m **Refer to the AMP FY01 Investor Report pg 11** • The profit from the sale of Cogent will be disclosed as a non recurring margin item within AMP International • Profit on the transaction will be recognised over 2002 and 2003 consistent with part of the consideration being deferred. Approximate net profit impacts after allowing for book value, EMVONA, disengagement costs and taxation will be $169m for 2002 and up to $62m in 2003. The final profit figure will depend on Cogent meeting agreed revenue targets. • As part of the exit of Cogent there may be an increase in the Corporate and other expenses line associated with an overhang of corporate expenses, however this overhang will be aggressively managed down and is not expected to be material
Capital	**Refer to the AMP FY01 Investor Report pg 16** • Realisation of Cogent EMVONA of $40m and transfer of cash to Corporate Office • Transfer of Cogent Net Assets at completion of $65m to Corporate office
Embedded Values	**Refer to the AMP FY01 Investor Report pg 48-53** • Cogent does not form part of Embedded Value reporting, therefore the exit will not affect reported Embedded Values

Sum-of-parts valuations	• The sale of Cogent will eliminate the need to value Cogent net assets and EMVONA • Headline consideration of approximately $650m equates to approx. (conservatively) 30x operating margin multiple (on 2001 figures)
Business Mix	• Divestment will result in AMP exiting the Investment administration business globally
People	**Refer to the AMP FY01 Investor Report pg 10** • The effect of the Cogent divestment will be to reduce AMP total staff numbers by approximately 1100 full time employees
AUA	**Refer to the AMP FY01 Investor Report pg 43** • After the sale of Cogent, all assets under administration will be transferred to BNP Paribas Security Services (approx. $407bn as of 31/12/02)


60


AMP

Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

21 May 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 106,112 additional shares under the AMP Employee Share/Option plans as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,524,478 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

AMP Limited
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	106,112
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	106,000 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 N/A to the 112 shares issued under the AMP Employee Share Acquisition Plan.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, except that the shares issued under the AMP Employee Share Acquisition Plan are subject to a three year holding lock.
5	Issue price or consideration	106,000 shares @A$16.00 per share; and 112 shares @A$17.12 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	106,000 shares were issued pursuant to the AMP Employee/Executive Option Plans; and 112 shares were issued pursuant to the AMP Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	21 May 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,135,418,366 + 106,112 ------------------- 1,135,524,478	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 21 May 2002: 41,349 ,087	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 21 May 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 24 May, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **61/02**

SUBJECT : **Change of Director's Interest Notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Stanley David Martin WALLIS
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Bromyard Investments Pty Ltd ATF Wallis Superannuation Fund (the Director's personal superannuation fund).
Date of change	20 May 2002
No. of securities held prior to change	• 5,000 Ordinary shares in direct interest; and • 6,000 Ordinary shares in the name of Bromyard Investments Pty Ltd.
Class	Ordinary
Number acquired	15,000 Ordinary shares in the name of Bromyard Investments Pty Ltd
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$258,000.00

+ See chapter 19 for defined terms.

No. of securities held after change	• 5,000 Ordinary shares in direct interest; and • 21,000 Ordinary shares in the name of Bromyard Investments Pty Ltd.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 21 May, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: 60/02

SUBJECT : Issue of Additional Shares – AMP Employee Share/Option Plans

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

62



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 4 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **62/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

4 June 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 4,000 additional shares under the AMP Employee Option plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,528,478 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

AMP Limited
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	4,000 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	4,000 shares @A$16.41 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	4,000 shares were issued pursuant to the AMP Employee Option Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,135,524,478 + 4,000 ------------------- 1,135,528,478	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 4 June 2002: 41,345,087	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents *Note: Security holders must be told how their entitlements are to be dealt with.* Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 4 June 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 5 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **63/02**

SUBJECT : **Appendix 3D - Changes relating to buy-back**

NOTE - If you do not receive _4___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3D

Changes relating to buy-back (*except* minimum holding buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: Appendix 7B. Amended 13/3/2000, 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

1	Date that an Appendix 3C or the last Appendix 3D was given to ASX	16 May 2002

Information about the change

Complete each item for which there has been a change and items 9 and 10.

		Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
	On-market buy-back		
2	Name of broker who will act on the company's behalf	To be advised	UBS Warburg Australia Equities Ltd
3	Deleted 30/9/2001.		
4	If the company intends to buy back a maximum number of shares - that number Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.	AMP Limited intends to buy back a maximum number of shares to the value of $400 million. The maximum number of shares to be bought back is likely to be approximately 23,767,082 *	No change

Column 1	Column 2
(Details announced to market in Appendix 3C or last Appendix 3D)	(Details of change to buy-back proposals)

+ See chapter 19 for defined terms.

5	If the company intends to buy back a maximum number of shares - the number remaining to be bought back	Likely to be approximately 23,767,082 *	No change
6	If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention	The period commencing on 30 May 2002 and ending on 31 December 2002 *	No change
7	If the company intends to buy back shares if conditions are met - those conditions	AMP Limited will only buy back shares at such times, during the period referred to in item 12 above, as is considered beneficial in the interests of efficient management of AMP Limited's capital	No change

* AMP Limited reserves the right to terminate the buy-back at any time.

All buy-backs

8	Any other change	N/A	N/A

9	Reason for change	AMP Limited had not yet appointed a broker at the time the Appendix 3C was given to ASX.

+ See chapter 19 for defined terms.

10	Any other information material to a shareholder's decision whether to accept the offer *(eg, details of any proposed takeover bid)*	N/A

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .5 June 2002........................
(Company secretary)

Print name: ...P.J. Mackey...........

== == == == ==

+ See chapter 19 for defined terms.

(64)

AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 5 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **64/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice
(*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	-	100,000
4	Total consideration paid or payable for the shares	-	$1,686,488

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: - date: lowest price paid: - date:	highest price paid: $17.00 lowest price paid: $16.78 highest price allowed under rule 7.33: $17.72

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,667,082

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Company secretary) Date: .5 June 2002.....

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 6 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **65/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	100,000	224,366
4	Total consideration paid or payable for the shares	$1,686,488	$3,780,575

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $17.00 date: 5 June 2002 lowest price paid: $16.78 date: 5 June 2002	highest price paid: $17.00 lowest price paid: $16.78 highest price allowed under rule 7.33: $17.72

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,442,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .6 June 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.




03 JUN 28 7:21
66

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 7 June 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Confirmation of briefings

ANNOUNCEMENT NO.: 66/02

AMP will be holding an open briefing in Sydney on Friday 21 June 2002.

It will be a seminar to provide a business and strategy update, hosted by Chief Executive Officer Paul Batchelor and including presentations by a number of members of the senior management team.

Topics covered will include strategy and execution; capital management; cost management; and an update on UKFS, AMPFS and Henderson Global Investors.

The session will run from 9:00am to 12:30pm and will be simultaneously audiocast on www.ampgroup.com.

NOTE - If you do not receive _1_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 7 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **67/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	324,366	200,000
4	Total consideration paid or payable for the shares	$5,467,063	$3,376,465

+ See chapter 19 for defined terms.

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $17.00 date: 5 June 2002 lowest price paid: $16.78 date: 5 June 2002	highest price paid: $16.95 lowest price paid: $16.63 highest price allowed under rule 7.33: $17.68

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,242,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .7 June 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	11 June, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **68/02**

SUBJECT : **Issue of Additional Shares – AMP Employee/Executive Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

11 June 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 12,500 additional shares under the AMP Employee Option plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,135,540,978 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

AMP Limited
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	12,500
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	9,000 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,000 options exercised Exercise price: $16.13 per share Expiry date: 25/06/2009 2,500 options exercised Exercise price: $16.41 per share Expiry date: 29/06/2010

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	9,000 shares @A$16.00 per share; 1,000 shares @A$16.13 per share; and 2,500 shares @A$16.41 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	12,500 shares were issued pursuant to the AMP Employee/Executive Option Plans. Copies of the terms and conditions of the offers have been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 June 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,135,528,478 + 12,500 ------------------- 1,135,540,978	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 11 June 2002: 40,584,210	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 June 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.




69

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	11 June, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **69/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	524,366	200,000
4	Total consideration paid or payable for the shares	$8,843,528	$3,408,267

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $17.00 date: 5 June 2002 lowest price paid: $16.63 date: 7 June 2002	highest price paid: $17.11 lowest price paid: $16.88 highest price allowed under rule 7.33: $17.68

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	23,042,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .11 June 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 12 June 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : **Part 1: AMP acquires Italian wealth management business – statement**
Part 2: AMP acquires Italian wealth management business – presentation

ANNOUNCEMENT NO.: 70/02

NOTE - If you do not receive _23_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

12 June 2002

AMP acquires Italian wealth management business

Leading international financial services company AMP Limited has today signed an agreement to acquire the wealth management business, Commerzbank Asset Management Italia (CAMI), for A$33 million (EUR 20 million).

Completion of the acquisition is subject to regulatory approvals by the Bank of Italy which is expected to take approximately three months.

CAMI was established in 2000 and is owned by the German-based Commerzbank AG.

It has built a distribution business with a 196-strong financial planning network across 26 Italian offices, supported by direct and internet services. It distributes third party and in-house investment and financial services products through its tied adviser network.

CAMI is expected to contribute to profits by the end of 2005. It will be accounted for in a market value environment and is expected to have a minimal impact on the profit and loss statement. In addition to the purchase price, AMP expects to invest up to A$83 million (EUR 50 million) over the next four years to continue to develop the business.

The organisation has enjoyed encouraging growth in the 21 months since it was established. Its relative market share is small and it has approximately A$1.1 billion (EUR 650 million) in assets under management.

AMP Chief Executive Officer, Paul Batchelor, said: "While our short term focus remains on cost control, capital management and our UK financial services business, we also remain alert to opportunities that fulfil our long term goal of building an international wealth management business.

"CAMI is a good strategic fit with AMP and represents a prudent entry into the retail financial services market in Europe in one of our three priority markets: Italy, Germany and Spain. It provides a ready-made opportunity to add value through our skills in advice, distribution management and product development with the added benefit of a committed on-the-ground team of local managers.

"This transaction also complements the existing Henderson Global Investors' operation and provides a strong platform for further Henderson growth."

Managing Director of AMP International, Tim Wade, said: "Italy is an attractive European market, currently experiencing rapid growth in savings and significant changes in personal pension provision.

"The CAMI management team has built a high quality operation in a relatively short time frame. We have been particularly impressed by the quality of the financial advisors and their commitment to deliver a contemporary range of financial products and services to serve the needs of their clients.

"We look forward to working with the existing executive team to accelerate their plans and support its future development."

CAMI operates through a licensed bank structure and is regulated by the Bank of Italy. This reflects the structure of the majority of investment and life insurance business in Italy, which is conducted through bank and bancassurance models.

The intention is to replace the CAMI brand with AMP in the near term.

Media inquiries:
Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.


AMP

AMP acquires Italian wealth management business -

Commerzbank Asset Management Italia

12 June 2002


AMP

Overview

Regulatory Approval

- Completion of the acquisition is subject to regulatory approvals by the Bank of Italy which is expected to take approximately three months.

Good Strategic Fit

- Italy is one of three European priority countries including Spain and Germany.
- Commerzbank Asset Management Italia (CAMI) is a ready-made wealth management business.
- It distributes 3rd party and in-house investment and financial services products through a quality tied adviser network.

An Attractive Target

- 196 qualified and licensed financial advisers (Promotori Finanziari).
- A$1.1billion (EUR650million) Assets under Management.
- CAMI operates through a licensed bank structure and is regulated by the Bank of Italy. The majority of investment and life insurance business in Italy is conducted through bank and bancassurance models.

A prudent entry, leveraging our core capabilities in retail financial services in one of our three priority markets in Europe



Agenda

Overview of the Transaction

Strategic Rationale

Business Description

Integration and Operating Plans

Summary



Overview of the transaction

- Acquire 100% of the issued capital in Commerzbank Asset Management Italia SpA (CAMI) held by Commerzbank AG.
- Cash consideration of A$33 million (EUR20 million) and completion is expected within three months subject to regulatory approval.
- A competitive price. A$165,000 (EUR100,000) per adviser, or 3.3% of AUM compares favourably to recent in-market transactions.
- CAMI is a start-up business in operation for 21 months and is expected to contribute to profits by the end of 2005. It will be accounted for in a market value environment and is expected to have a minimal impact on the P&L. AMP expects to invest up to A$83 million (EUR50 million) over four years to continue to develop the business.
- Potential group synergies are expected through linkages with Henderson.
- Provides accelerated start-up of AMP-owned retail distribution in Italy.


AMP

Agenda

Overview of the Transaction

Strategic Rationale

Business Description

Integration and Operating Plans

Summary


AMP

AMP's Strategic Priorities

AMP will continue to grow as an international financial services company by:

- **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom.

✓ **expanding** from Australia, New Zealand and the United Kingdom by transferring our retail financial services skills to selected new markets in Europe and Asia.

✓ **building** an international asset management business through expansion into Europe, Asia and North America.

- **focusing** on higher growth, high return wealth management products.

Source: AMP Annual Report 2001


AMP

AMP International's strategic priorities

Exploiting the strengths of AMP to extend the group's reach and penetration in wealth management services

AMP Europe	• Establishing businesses in key continental European markets, given AMP strategy of expanding from its home base.
AMP Asia	• Establishing businesses in key Asian growth markets in line with AMP strategy of expanding from its home markets.
AMP New Ventures	• Small experienced team identifying and promoting emerging business opportunities for AMP.
Virgin Money	• AMP's 50:50 retail financial services joint venture with Virgin.
AMP Banking	• AMP's retail banking capability based in Australia and NZ, with a recently established branch in the UK.

Source: AMP Annual Report 2001


AMP

Opportunities for advice-based distribution

Attractiveness of Europe

- Market growth and size. Europe is the world's second largest and fastest growing regional asset pool, holding 28% of world AUM.
- Dominance of bancassurance has led to underdevelopment of quality adviser distribution and financial planning capability.
- Compatibility with AMP skill set and ability to leverage UKFS, HGI and AMPFS experience and assets.
- Demographic shifts and rapid development of private pensions market


AMP

Opportunities for advice-based distribution

Attractiveness of Italy

- Italy holds 4.5% of world AUM (Australia holds <2%).
- Europe's 4th largest financial services market and is the fastest growing of the larger European markets.
- Pensions reform has already commenced through fiscal reforms. Advice based distribution is growing strongly. High compatibility with AMP's pensions and advice experience and skills.
- Ability to transfer AMP skills and leverage Henderson presence through existing relationships and local market knowledge.


AMP

Opportunities for advice-based distribution

Attractiveness of IFA distribution

- While bank distribution dominates AUM in Italy, the adviser model disproportionately dominates new inflows
- Consistent with AMP's desire to operate close to the customer
- Leveraging AMP's skills and experience in new markets
- Consistent with trend toward multi-channel open architecture operating model


AMP

Agenda

Overview of the Transaction

Strategic Rationale

Business Description

Integration and Operating Plans

Summary


AMP

CAMI's relative size

CAMI is a fast growing business with potential

Company	AUM EUR billion	Promotori	Clients '000
Banca Fideuram	39.2	3,476	627
Banca Mediolanum	13.1	3,473	807
Rasbank	11.9	1,274	241
Finanza & Futuro	9.6	1,419	164
SanPaolo Invest	8.8	1,392	217
	..	..	..
	..	..	..
CAMI	**0.6**	**196**	**8**


AMP

About Commerzbank Asset Management Italia

CAMI consists of:

Commerzbank Asset Management Italia Spa (CAMI)

- Bank: licensed and regulated by the Bank of Italy.
- 196 Promotori Finanziari.
- Operational infrastructure, including call-centre and Internet.
- 26 private banking offices.
- A$1.1billion (EUR650 million) of AUM.

Commerzbank Sgr - Investment Management Company

- Undertakes asset allocation and fund selection.
- 120 staff across CAMI and SGR.

Distribution agreement with Generali

- Supplies life insurance product branded CAMI, through a distribution agreement.


AMP

Distribution and customers

Distribution

- Only qualified and licensed Promotori Finanziari.
- Substantial experience, with market leading productivity.
- Well supported with broad range of product, infrastructure, training and services.

Customers

- 8,000 affluent to highly affluent customers.
- Advice, service quality and relationship dependent.


AMP

Products

CAMI's proposition includes a broad range of good value products for customers, with a well developed wrap capability

- GPF (Italian discretionary managed funds), direct sales of 3rd party mutual funds, Fund of Funds, Unit Linked Insurance, Life Insurance and Pensions.
- 350 3rd party funds included within the GPF, and Fund of Funds wrappers.
- Securities: trading on-line and order placement over the phone.
- Bank products: current account and deposit account for investment, share and bond transactions. (no lending products).
- CAMI provides life products through a distribution agreement.



A complementary relationship

- Henderson Global Investors - Will place at CAMI's disposal a range of products which CAMI can offer alongside its current 3rd party products. This transaction gives Henderson access to greater scale in Italy and will complement its existing operations.

- Brand - Planned introduction of AMP branding in the near term.

- Financial Planning - Very similar model to AMP Financial Planning, with access to a good spread of 3rd party products.

- Advisers - Well selected and developed. Remuneration is aligned with shareholder value.

- Transfer of skills and experience - From and to other parts of AMP will add further value.

- Technology Support Tools - Potential to redeploy AMP planning tools and to leverage internet service and transaction capabilities.



Agenda

Overview of the Transaction

Strategic Rationale

Business Description

Integration and Operating Plans

Summary



AMP's intentions post-acquisition

AMP will establish control whilst ensuring continuity of CAMI's operational leadership

- No significant changes to the operational structure of CAMI are currently envisaged, including the continuity of the founding directors, Gino Bellotto and Andreas Neuber.
- Key roles to be occupied by experienced AMP executives.
- We will continue to recruit Promotori to grow the network in line with current plans.
- Leverage AMP skills in marketing, distribution management, compliance and risk management, IT & back office and training and development as appropriate.
- Over time, the intention is to increase CAMI's product range and services, utilising AMP and Henderson's expertise in financial planning, pensions and investments.


AMP

Agenda

- Overview of the Transaction
- Strategic Rationale
- Business Description
- Integration and Operating Plans
- Summary


Summary



Summary

Good Strategic Fit

- CAMI is a ready-made, wealth management business in a key target market for AMP.
- AMP and CAMI are both committed to an adviser-led, open architecture and multi-channel distribution model (already implemented in Australia, New Zealand and the UK).
- CAMI has a highly qualified and dedicated management team with considerable experience.
- There is strong alignment between CAMI and AMP's existing advisory businesses in Australia and the UK.

An Attractive Target

- The majority of investment and life business in Italy is conducted through bank and bancassurance models.
- 196 financial advisers, 26 private banking offices and120 staff (across CAMI and SGR)
- A$1.1billion (EUR650 million) AUM.
- Distribution agreement with Generali for Life product.

A prudent entry, leveraging our core capabilities in retail financial services in one of our three priority markets in Europe





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	12 June 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Information Only: AMP acquires PricewaterhouseCoopers Financial Planning**

ANNOUNCEMENT NO.: 71/02

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

12 June 2002

AMP acquires PricewaterhouseCoopers Financial Planning

Leading international financial services company AMP Limited today announced it has agreed to acquire PricewaterhouseCoopers Financial Planning in a deal that will see the group maintain strategic links with the accounting firm.

PricewaterhouseCoopers Financial Planning is attached to the firm's tax practice. It employs 23 highly qualified financial planners and support personnel servicing around 500 select clients, and has more than A$1 billion in funds under advice. The group has been operating for more than ten years and provides premium financial planning advice.

The price is subject to a confidentiality agreement and is not material for disclosure purposes.

As part of the sale agreement, the financial planning group will continue to maintain office space close to the PricewaterhouseCoopers tax practice and will continue to act on its referrals, although there will be a separation of the core operating and support systems.

The group will be a subsidiary of AMP Life Limited and will continue to deliver value to its premium client base through objective financial planning advice. It will adopt a separate name that will be announced in due course.

Managing Director of AMP Financial Services, Mr Andrew Mohl, said the acquisition was a good strategic fit with AMP's position as Australia's premier provider of financial advice. AMPFS has a range of planner-based and direct channels including AMP Financial Planning, Hillross, 3rd Party Distributors and AMP Direct.

"AMP has a proven track record in dealer group management, primarily by driving planner productivity, cost efficiency and funds under management. We will focus these skills on the newly acquired business," Mr Mohl said.

"There is a strong cultural fit between AMP and the PricewaterhouseCoopers financial planners that acknowledges the intrinsic value of good advice. The PricewaterhouseCoopers planners have specialist skills developed for the group's premium client base and we will look to leverage these skills into AMP's existing client base."

Mr Graeme Crampton of PricewaterhouseCoopers said the sale was a direct response to growing client and market demand for premium financial planning in an increasingly complex global audit independence environment.

"PricewaterhouseCoopers is committed to providing value-added, objective and seamless services to our clients," Mr Crampton said.

AMP will appoint Mr Neil Farrington as Managing Director of the financial planning group. Mr Farrington was previously a Victorian Zone Manager of AMP Financial Planning, Australia's largest dealer group, where he had responsibility for more than 220 financial planners.

Media inquiries:

Mike Smith
AMP Financial Services
Tel: 02 9257 5615
Mobile: 0411 400 041

Vanessa Ayers
PricewaterhouseCoopers
Tel: 02 8266 2481
Mobile: 0412 304 940

Investor inquiries:

Mark O'Brien
AMP
Tel: 9257 7053

About AMP

AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.

About PricewaterhouseCoopers

PricewaterhouseCoopers (www.pwcglobal.com) is the world's leading professional services organisation. Drawing on the knowledge and skills of 155,000 people in 150 countries, we help our clients solve complex business problems and measurably enhance their ability to build value, manage risk and improve performance. PricewaterhouseCoopers refers to the member firms of the worldwide PricewaterhouseCoopers organisation.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 13 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **72/02**

SUBJECT : **Appendix 3Y - Change of Director's Interest Notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard John GRELLMAN
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	5 June 2002
No. of securities held prior to change	5,000 Ordinary shares.
Class	Ordinary
Number acquired	2,500 Ordinary shares.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$42,525.00

+ See chapter 19 for defined terms.

No. of securities held after change	7,500 Ordinary shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE:	13 June, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **73/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	724,366	300,000
4	Total consideration paid or payable for the shares	$12,251,795	$5,056,919

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $17.11 date: 11/06/2002 lowest price paid: $16.63 date: 07/06/2002	highest price paid: $17.00 lowest price paid: $16.75 highest price allowed under rule 7.33: $17.75

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,742,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .13 June 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 14 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **74/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,024,366	300,000
4	Total consideration paid or payable for the shares	$17,308,714	$5,043,335

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $17.11 date: 11/06/2002 lowest price paid: $16.63 date: 07/06/2002	highest price paid: $16.95 lowest price paid: $16.70 highest price allowed under rule 7.33: $17.70

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,442,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. *There is no information that the listing rules require to be disclosed that has not already* been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .14 June 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

== == == == ==

+ *See chapter 19 for defined terms.*



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE: 17 June 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: 75/02

SUBJECT : Appendix 3E – Daily share buy-back notice

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E



Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On Market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,324,366	200,000
4	Total consideration paid or payable for the shares	$22,352,049	$3,332,308

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid:$17.11 date: 11/6/02 lowest price paid: $16.63 date: 7/6/02	highest price paid: $16.81 lowest price paid: $16.58 highest price allowed under rule 7.33: $17.71

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,242,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 17 June 2002
(Company secretary)

Print name: P.J. Mackey

== == == == ==





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 18 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **76/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

18 June 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 17,613 additional shares under the AMP Employee Option plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,134,534,225 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	17,613
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	17,551 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 62 options exercised Exercise price: £5.75 (A$15.23) per share Expiry date: 27/03/2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	17,551 shares @A$16.00 per share; and 62 shares @£5.75 (A$15.23) per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	17,613 shares were issued pursuant to the AMP Employee/Executive Option Plans and the UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with ASX.
7	Dates of entering +securities into *uncertificated holdings or despatch of* certificates	18 June 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,134,516,612 + 17,613 ------------------- 1,134,534,225	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 18 June 2002: 40,566,597	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 18 June 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 18 June 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP announces next phase of UKFS transformation

ANNOUNCEMENT NO.: 77/02

NOTE - If you do not receive _4_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

18 June 2002

AMP announces next phase of UKFS transformation

AMP Limited has today announced to its UK employees the next phase of transformation in its UK-based retail financial services business, aimed at reducing costs and duplication following the merger of Pearl, NPI and London Life into one business.

These changes will result in cost savings of approximately £100 million (A$260 million) over the next 18 months, primarily through a reduction of more than 20 per cent in AMP UK Financial Services (UKFS) employee numbers. This will reduce total employee numbers by about 1,500 to around 5,000 by the end of 2003.

The Chief Executive Officer of AMP, Paul Batchelor, said the announcement was in line with the company's current focus on three areas: cost control, capital management and the UK financial services business.

"After a careful restructuring of the UKFS business in phase one, we are ready to move to the next stage," Mr Batchelor said.

"Phase one was about getting the foundations of the business right – putting in place a service company and a single marketing group, rationalising the product range and introducing the AMP brand.

"Phase two involves improving operational efficiencies by reducing duplication, while phase three will involve a focus on growth which will include initiatives such as enhanced distribution and improved customer segmentation."

The Managing Director of UKFS, Mr Tom Fraser, said that in 2002 approximately 800 roles would be impacted, primarily back office functions in finance, HR, IT, sales support and customer service. The balance of roles will be impacted in 2003. These figures include the impact of the recent restructure in Cardiff, which affected just over 300 positions.

The benefits of the cost savings on AMP's profit and loss statement (P&L) are expected to flow through from 2003.

In 2003 it is expected that approximately 65 per cent of the total cost savings will flow through to core recurring operating margins, pre-tax.

In 2002 there will be a minimal benefit to net profit after tax due to cost management programme expenditure of £25-30 million (A$65-78 million), reflecting redundancies and project-related expenditure on the transformation of UKFS. This cost will be disclosed as a non-recurring item.

Employee numbers will be reduced across UKFS' six sites – Peterborough, Tunbridge Wells, Cardiff, Bristol, Bracknell and London.

"The improvements we made to the business in phase one – for example, reducing the number of products from 190 to 40 – have laid the groundwork to create a more efficient business," Mr Fraser said.

"Today's announcement concentrates on eliminating duplication in the back office and does not impact on our growth plans for revenue generation through our expanding distribution platform. The UKFS direct sales force has a separate programme to improve productivity and profitability and we are now actively growing the number of advisers across all forms of distribution.

"Our operations have been completely reengineered to make it easier for customers to deal with us and we have put in place an integrated infrastructure to support the business. We are now running one business with three brands under the AMP umbrella, rather than three businesses, giving us the opportunity to achieve significant savings by reducing the duplication in back office functions.

"The time we have invested in phase one to carefully restructure the business is now paying dividends. We will be able to enhance customer service through simpler product offerings and more efficient processes and, most importantly, we do not expect revenues to be negatively impacted by these changes."

Mr Fraser said that the cost management initiatives were being announced to employees across the six UKFS sites on the morning of Tuesday 18 June, 2002. He added that the company would now work closely with employees and local communities to minimise the impact of changes.

"Wherever possible, redundancies will be kept to a minimum through redeployment and not filling vacancies as people leave. Every effort will be made to find alternative employment for those affected, either elsewhere within the company or locally, and AMP will ensure that employees are fully supported throughout the process," Mr Fraser said.

AMP has held initial discussions with the recognised trade union and will now commence formal consultation with the union and other employee representatives.

Further details on this announcement will be provided at AMP's market briefing this Friday 21 June 2002, when UKFS Managing Director Tom Fraser will provide an overview of the UKFS business.

The session will run from 9.00am to 12.30pm and will be simultaneously audiocast on www.ampgroup.com.

Media inquiries:
Karyn Munsie
61 2 9257 9870
0421 050 430

Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.




78

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 19 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **78/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,524,366	150,000
4	Total consideration paid or payable for the shares	$25,684,357	$2,503,023

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $17.11 date: 11/06/2002 lowest price paid: $16.58 date: 17/06/2002	highest price paid: $16.77 lowest price paid: $16.60 highest price allowed under rule 7.33: $17.52

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	22,092,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .19 June 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

= = = = =

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 20 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **79/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,674,366	150,000
4	Total consideration paid or payable for the shares	$28,187,380	$2,501,161

+ See chapter 19 for defined terms.

		Before previous day	**Previous day**
5	If buy-back is an on-market buy-back	highest price paid: $17.11 date: 11/06/2002 lowest price paid: $16.58 date: 17/06/2002	highest price paid: $16.82 lowest price paid: $16.50 highest price allowed under rule 7.33: $17.46

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,942,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .20 June 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	21 June 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Part One: AMP maintain focus on key priorities**
Part Two: Seminar presentations
- Presentation on capital management
- Presentation on costs
- Presentation on UKFS
- Presentation on AMPFS
- Presentation on Executing Strategy
- Presentation on HGI overview

ANNOUNCEMENT NO.: **80/02**

NOTE - If you do not receive 45_page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

21 June 2002

AMP maintains focus on key priorities

Leading international financial services company AMP Limited remains focused on the three areas of the business it can best manage in the short term – costs, capital and its UK retail financial services business, Chief Executive Officer Paul Batchelor said today.

Mr Batchelor will address a market briefing in Sydney this morning, which will be simultaneously audiocast via AMP's website. The briefing will also hear from Chief Financial Officer Marc de Cure on costs and capital, as well as business updates from UKFS Managing Director Tom Fraser and AMPFS Managing Director Andrew Mohl.

"AMP remains committed to its strategy of building an international wealth management business," Mr Batchelor said.

"However in light of continued difficult market conditions, we are concentrating on the things we can best manage in the short term: lowering our cost ratios, maximising capital efficiency and improving our position in UK retail financial services.

"In terms of UKFS, we have now entered the second phase of the transformation of this business, reducing duplication and improving efficiencies. This will result in cost savings of approximately £100 million, primarily through a reduction in total employee numbers of more than 20 per cent.

"Costs remain a priority across the AMP group, where we continue to drive our businesses harder and to look for greater efficiencies, focusing on the 'must haves' rather than the 'nice to haves'.

"We are also managing our capital base tightly, aiming to release capital over the next few years.

"This will be achieved through a greater emphasis on contemporary products and more active management of assets used to support guaranteed products. In Australia, we expect these initiatives to free up capital of up to A$1 billion in 2002.

"In the UK, where equity markets have fallen by more than 30 per cent since the beginning of 2000, we will be increasing the capital allocated to UKFS. This is estimated to be around A$1 billion in 2002."

Mr Batchelor said that AMP remained committed to its long term strategy, which provides a good balance between improving the competitive position of core businesses and investing for future growth. In terms of future growth, AMP continues to reinvest in its core businesses and recently announced the acquisition of the Italian wealth management business CAMI.

He added that AMP recognised the need for the execution of its strategy to remain flexible as markets evolve, especially in the UK.

"In the UK today, there is no doubt that the market is difficult which creates real challenges but also opportunities. In this type of environment, AMP's approach must be decisive but flexible.

"Overall, notwithstanding the difficult conditions, we remain positive about the long term growth prospects for our business."

Mr Batchelor said that in terms of the outlook for the company for the first half, it was too early to provide details ahead of the close of the first half on 30 June 2002.

At the Annual General Meeting (AGM) in May this year, Mr Batchelor said: "In light of these difficult (market) conditions, for the six months to 30 June, we should see growth of around 5 per cent in core recurring operating margins, compared with the first half of 2001.

"We expect to meet our long term goal of 10 per cent-plus growth in core recurring operating margins for the 2002 year, underpinned by cost reduction initiatives and assuming reasonable improvement occurs in financial markets over the remainder of the year."

Although markets have deteriorated since May, Mr Batchelor reaffirmed the comments he made at the AGM.

AMP is due to release its interim results on 22 August 2002.

Media inquiries:
Karyn Munsie
61 2 9257 9870
0421 050 430

Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.



Capital

Marc de Cure
Chief Financial Officer

21 June 2002

AMP

AMP's approach to Capital Management

- Maximise capital efficiency without compromising financial strength
- *Maintain sufficient capital resources to support* risk identified
- Target of 1.5x WACC from businesses
- Reduce shareholder exposure to markets

Actions

- Manage convergence of risk, ratings and regulatory capital
- Develop efficient, transparent capital structure
- Develop consistent risk capital framework

AMP

Several types of Capital

Regulatory

- Policyholder driven, generic

Rating

- Debtholder driven, flexible

Risk

- AMP specific, balances interests of debtholder, shareholder, policyholder

3

AMP

What is Risk Capital?

The amount of capital needed to remain economically solvent over a one year time frame with a given degree of confidence.

That degree of confidence reflects AMP's risk appetite and is expressed as a target rating. AMP currently targets a AA standard.

4

AMP

What counts as Capital?

		Regulatory	Ratings (S&P)	Risk
External	Equity	✔	✔ **	✔
	Hybrid	Up to 25% Equity	Up to 15% of Modified TAC plus Allowable Hybrid **	✔
	Upper Tier II	Up to 100% Tier I	Considered under Hybrid	n/a
	Lower Tier II	Up to 50% Tier I	Considered under Hybrid	n/a
Internal	Orphan Estates	✔	Only if formally attributed. Some credit for policyholder FFA	✔
	Intangibles	Allowed in Australia but not UK	Deducts all goodwill/EMVONA and other intangibles. Credits 50% goodwill from non-core subsidiaries amortised over 4 years	Credit for Prudential Margins
	Future Profits	Allowed in UK as implicit items but not Australia	50% Future Profits	✔

* Can only be set against risk in the funds where the estate is located
** Includes minority interest
*** TAC = Total Adjusted Capital as defined by S&P Rating Agency

5

AMP

A Rosetta Stone for Capital

Regulatory (Australia)

- Minimum Capital Requirement "MCR"- equivalent to BBB rating
- "Target assets" % of MCR needed in addition to MCR for a AA rating

N.B. UK Free Asset Ratios are not a good proxy for ratings as they ignore inadmissible assets and include implicit items

Ratings

Capital Adequacy Ratio = ("CAR")

$$\frac{\text{Total Adjusted Capital}}{\text{Asset Risks + Pricing Risk + Reserving Risk + General Business Risk}}$$

Risk

- Confidence interval

	Rating (CAR)	Regulatory (Australia)	Risk (Confidence)
AAA	175%+	180%+	99.98%
AA	150%+	165%	99.95%
A	125%+	135%	99.91%
BBB	100%+	105%	99.8%

6


AMP
Where is our risk?
Insurance Risk
(Discontinued
Business)
Life
Liability
Risk
ALM Risk
Operational
Risk
Life
Competitive
Risk
Fee Risk
Credit Risk
7

AMP

Australia: Trends

• Equity Markets	2000 / 2002 Up 6%
• Savings	Long term systemic growth
• Market Position	Strong, established brand and distribution
• Products	Unit-linked gone from 71% of new business in 2000 to 78% in 2002
• Asset Mix	Repositioned for lower volatility
• Other	Release excess over AA Eliminate Preference Share double count
• Sensitivity to Markets	Low

Capital being released (est. A$1b in 2002)

Smaller, steady declines thereafter

AMP

UK: Trends

• Equity Markets	2000 / 2002 Down 31%
• Savings	Long term systemic growth constrained in short term by issues
• Market Position	Transitioning brand, product and distribution
• Products	Negligible move from With Profits to Unit linked between 2000 & 2002 (split roughly 50/50)
• Asset Mix	Equity backing being reduced consistent with product constraints
• Other	Provide capital to support AA
• Sensitivity to Markets	High

Capital required (est. A$1b in 2002)

Market driven in the short term

AMP

What's happened to the UK Life Industry?

A steady erosion of financial strength...

Orphan Estate
Free Assets
Asset Shares
Policy Liabilities
1990s
Orphan Estate
Asset Shares
Policy Liabilities
2000s
Shareholder Capital
Required Minimum Margin
Free Assets

AMP

What's happened in the UK market?

Industry Issues	AMP Response
UK Equity Markets fell 31% 2000 / 2002	• Lower equity backing ratios • Put floors under equity holdings
Commingled funds leverage exposure to markets	• Isolate capital resources and manage on a more conservative basis
Low interest rates exacerbate effect of guarantees	• Purchase swaptions protection
Improved mortality increases annuity liabilities	• Buy longevity reinsurance • Take provisions

11

AMP

What's happened in the UK market?

Industry Issue	AMP Response
Bonuses exceed investment earnings	• Manage bonus 'glidepath' down
Expense overruns	• Rationalise cost base
Products too capital intensive	• Move from traditional 'with profits' to 'new generation' products
Significant one-offs eg. Pension mis-selling	• Tighten compliance
Reliance on implicit items	• Securitise

12

AMP

The Outlook

Australia will continue to release capital.

UK will require more capital in the short term.

Requirement subject to FTSE, migration to new products and bonus glidepath.

UK will release capital in the medium term.

Steady release of capital from discontinued businesses.



Costs and Service Companies

Marc de Cure
Chief Financial Officer

21 June 2002

AMP

Operating costs managed down

A$m	1999	2000	2001
AMP Financial Services	842	790	677
UK Financial Services	1,420	1,235	1,193
Henderson Global Investors	518	682	681
AMP International	302	315	364
Corporate costs	159	183	146
	3,240	3,205	3,061
General Insurance	480	488	255
	3,720	3,693	3,316

- Cost base trending down
- AFS - costs down but limited further opportunities
- UKFS - creditable but much more to go
- HGI - benefit of 2001 initiatives will be seen in 2002

Exchange rate: Historical annual average



Corporate costs - stable

A$m	1999	2000	2001
Corporate office costs	79	90	81
Project costs	19	23	10
Development costs	20	19	37
Restructuring and non-recurring	41	51	17
	159	183	146

- Corporate costs held stable
- Corporate project costs declining
- Development costs ongoing to support AMPI initiatives
- Restructuring and non-recurring costs declining

Exchange rate: Historical annual average

AMP

Cost to income ratios continue to fall

	1999	2000	2001
AMP Financial Services	54%	48%	43%
UK Financial Services	88% *	65%	60%
Henderson Global Investors	72%	68%	68%
AMP International - Cogent	90%	86%	86%
AMP International - Banking	124%	115%	105%

* excludes NPI

- AFS - holding in the low 40's
- UKFS - target is low 50's with 3 years
- HGI - geared to markets, reductions difficult
- AMPI - development business with high cost ratios

AMP

Impact of current cost initiatives off 2001 base

A$m / £m	2001 Actual	2001 Adjusted		P&L Effects * 2002	P&L Effects * 2003
AMP Financial Services	677	677		44	44
UK Financial Services – BAU	1,057	1,162	Note 1	101	181
UK Financial Services – projects	136	144		-61	-28
Henderson Global Investors	681	668	Note 2	32	32
AMP International	*364*	*150*		0	9
	2,915	2,801		116	238
Cogent	-	214			
	2,915	3,015		116	238
UK Financial Services – BAU	£381	£419		£36	£65
UK Financial Services – projects	£49	£52		-£22	-£10

* Savings are cumulative with 2001 as base
2001 annual average exchange rate; 2002, 2003: £1 = A$0.36
Note 1: 2001 actual includes 6 months of Towry Law and Interactive Investor. 2001 adjusted to include full year equivalent
Note 2: 2001 includes A$13m restructuring costs (disclosed as non-recurring)

AMP

Service companies

Profit impact comes through

- volume variance
- expense variance


AMP
Volume variance
AMPFS Service Co impact (A$m)
UKFS Service Co impact (£m)
AMPFS
UKFS
20
15
10
5
0
-5
-10
-15
-20
10
5
0
-5
-10
-10%
-5%
0%
5%
10%
Sales volumes
7


AMP
Costs - Financial Impact* Australia
$1.0m
Run rate saving
Less tax
$0.3m
VNB acquisition impact (Post-tax, incl franking @ 70%)
$0.3m
Acquisition
Discounted impact less tax
$0.7m
Maintenance
$0.5m
VNB maintenance impact (Post-tax)
$1.0m
Less tax $0.3m
$0.7m
Servco benefit (Post-tax)
$3.3m**
EV maintenance impact (Post-tax)
* Illustrative
** based on a PV factor of 5.5 (3%dm)
8


AMP
Costs - Financial Impact* UK
£1.0m
Run rate saving
Less tax £0.2m
Discounted impact less tax
£0.4m
£0.6m
£0.4m
£0.1m
VNB acquisition impact (Post-tax)
Acquisition
Maintenance
VNB maintenance impact (Post-tax)
£1.0m
Less tax £0.3m
£ 2.0m**
£0.7m
Servco benefit (Post-tax)
EV maintenance impact (Post-tax)
9
* Illustrative
** based on a PV factor of 7 (2% dm)

AMP

Transitional impacts in UKFS

- Allowed for anticipated end to with profits regime through:
  - 65% of saving (£100m) flows through
  - further project cost savings
- Permanent change
- Positions us well for the future

AMP

Conclusion

- Service company is leveraged to volumes.
- Shareholders will benefit 100% from future cost saves.
- Allowed for potential change to 90:10 products
- AMP is serious about managing costs and has a track record.
- We are well positioned for market improvement.


AMP
UK Financial Services
Tom Fraser
Managing Director
21 June 2002

AMP

Agenda

- Changing dynamics of the UK market
- Strategy
- UKFS - the journey
- Priorities
  - costs
  - distribution
  - relationship management
  - capital & product structures
- Financial outlook
- Responding to market conditions

AMP

UK market dynamics

Current trends...

- Market growth
- Industry consolidation
- Life companies acquiring distribution
- Growth in open architecture
- Margin squeeze

Future trends...

- Further consolidation
- Fewer IFAs, emergence of Authorised Financial Advisers and 'dual status'
- Brand power
- Bancassurance growth
- Further margin squeeze
- Euro

AMP


HM TREASURY

Regulatory change


DWP


Department for
Work and Pensions



FSA.

The UK market is undergoing a raft of un-coordinated regulatory reviews which will impact both the shape of products and distribution:

- Depolarisation Consultation Paper 121
- With Profits review
- Sandler review of medium and long term savings
- Pickering review of pensions legislation
- Penrose enquiry into Equitable collapse
- Tiner 'Review of reviews'

AMP

Future of with profits

Impact if the 90:10 principle is removed:

- Pressure on margins and value of new business
- In the best interests of AMP in the medium term
  - More level playing field
  - Less irrational subsidisation of distribution (especially IFAs)
  - Less capacity for uneconomic pricing by using orphan estates
  - Less capacity for unpriced risk taking
  - Greater pressure for transparent new world products

AMP

Implications for the industry and AMP

Implications for Industry	UKFS Response
• 'Natural cease' to with profits	- Develop 'next generation' products
• Shift from DB to DC pensions	- Leverage expertise in group pensions - Accelerated growth of DC division
• Solvency pressure on life funds	- Smart products and smart use of investments - Cost reduction
• Less up-front commission	- Consistent with Towry Law approach and advisory services move to trail

AMP

Implications for the industry and AMP

Implications for Industry	UKFS Response
• Trend towards fee based	- Draw on Australian experience - Fulfil transformation from sales to financial planning - Retail IFA status for part of Towry Law, i.e. defined payment basis
• Increased demand for advice	- Promote advice as a differentiator - Establish AMP planners as trusted advisers - Grow Towry Law
• Cash and new equity products	- Promote and extend new equity products - Leverage AMP bank cash products - 'Total portfolio' approach including property (e.g. equity release)

AMP

Strategy

AMP UKFS is a selective manufacturer of financial services with multiple distribution channels.

Strategic themes:

Costs - disciplined management of unit costs
Advice - advice as a differentiator
Relationships - customer relationship management
Existing customers - focus on existing customers

...underpinned by disciplined capital and product management

AMP

Cost - approach to cost management

Project team established in January to identify opportunities for unit cost reduction.

The approach was:

- functional and cross functional teams were established
- a full analysis was carried out of spend, activities, and processes supported by Activity Based Costing data
- all opportunities for cost reduction that arose are specific, costed, timed and quantified
- the opportunities were formally endorsed by the UKFS leadership team
- realistic and specific implementation plans exist for each one
- all benefits are tracked in terms of financial impact and timing

AMP

Cost - sources of savings

	Run rate saving
• Rationalisation of branch network	£6m
• Rationalisation of corporate premises	£6m
• Outsourcing IT systems	£5m
• Major CS systems enhancement	£5m
• Re-engineering support functions	£33m
• Reduced Infrastructure Cost	£8m
• Reduce Consultancy Spend	£4m
• UKFS Expense policy revisions	£4m
• Process re-engineering	£17m
• Other savings	£12m
	£100m

AMP

Contrast to £80m savings in 2000

The £80m was:

- 40% to policyholder
- used to address losses in NPI ServCo
- reinvested in other activities (Ample and Group Pensions)

The £100m will:

- be used to grow profitability in Servco and mitigate costs borne by 90:10 fund
- flow 65% to the shareholder's bottom line
- arise from optimisation of the integrated back offices and the further integration of sales support and infrastructure

AMP

Advice - building capability in Retail

Further integration of UKFS' multi-distribution model will enhance customer experience and drive efficiencies.

UKFS Customer Segmentation Model

Survivors | Middle England | Aspirers | Maturing Money | Serious Money

DSF - Household Advised

Referrals 'upwards'

Towry Law / IFA / Network

DSF - Financial Planning

DSF - Self-employed and networks

Direct

AMP

Advice - transforming the model

Key components of transformation:

- *focus on productivity*
- shift to self-employed
- professional development
- *move from product focus to proactive financial planning*
- building long-term relationships

Career progression for advisers

Self-employed and Networks

Single Financial Planning Channel

Household Advised

FSA-Regulated Products

Non-FSA Regulated Products

Two tier structure accommodates range of consumer needs and product complexity, as well as adviser career development

AMP

Relationship management - Corporate pensions

Building on our retirement and pensions expertise to capture significant share of Defined Contribution market.

- Shift from DB to DC an 'avalanche' driven by FRS17
- Huge potential - Total FUM for DC was £100bn in 2001
- Leverages existing strong relationships with Employee Benefit Consultants
- Leverages investment in ALIS strategic platform
- Using 'customer first' approach that has made AMP Australia's No. 1

AMP

Existing customers - Value focus

UKFS will realise maximum value from its existing customer base.

- Single customer view
- Smart focus customer service
- Customer choice of distribution

AMP

Redesigning products and capital

AMP has an opportunity to leapfrog the competition in adviser relationship management.

- Ample
- Mastertrust Wrap
- Customer and adviser critical mass
- Next generation products

AMP

Improved financial outlook for key indicators

	2000 Actual	2001 Actual	2002-03 Outlook
Operating margins	$264m	$328m	Good growth, underpinned by cost reductions
Capital	$4.9b	$6.1b	Use more capital this year. Capital neutral in 2003 subject to markets
ROIC*	10.1%	10.2%	Steady growth
Cost ratio	65%	60%	Moving to low 50s
Value of new business	£32m	£36m	Positive, subject to sales trends and markets

*Normalised

AMP

Responding well to market conditions

We are better placed than most to succeed in the UK:

- Clear strategy
- Multi distribution
- An efficient cost base
- Modern e-enabled strategic platform in ALIS
- Adapting/adopting Australian practice in contemporary product platforms
- Capable people
- Adequate scale

...we're doing what we promised.


AMP


AMP
Appendix 1 - Target Operating Model
RETAIL
Direct
Advisory Services
RS
Ample Direct Remote
Financial Planners
Household Advisers
RS Advisors
Outbound
Field Force Helpline
Core Inbound
(Simple Service & Information)
Wholesale
Corporate Pensions
IFA
Strategic Partners
Client Relationship Managers
Account Executives
Niche Account Executives
Outbound
Core Inbound
Managed Accounts
Niche
Technical Support
Towry Law
Risk Mgt Appt'd Actuary
Finance & Capital Mgt
Legal& Compliance
Product Development
HR
Strategy
IT
Change Capability
Marketing & Customer Analytics

AMP

Appendix 2 - UKFS - the journey

UKFS is half way into a three year transformation programme. In 2001, we restructured the business and established a more robust platform for future growth.

Vision	2001 Set up	2002 Efficiency	2003 Growth
Target Operating Model defined	**Implementation** • Single marketing groups • Re-branding • BSO • Common financial system • Sale of GB • Towry Law • ↑ Productivity 14% • ↓ IT costs by >15% • Amplefill	**Implementation** • H'hold Advisers • Self-employed adviser model • IFA franchise • Group pensions • Smart focus • Activity Based Costing • Cost management • Capital models • New world products • Brand campaign	**Delivery of Target Operating Model** • More productive, ↓ cost, upskilled distn • Capital efficient, profitable products • Sustainable cost base • Capital neutral • Growing brand relevance • Well serviced customers • Performance culture

Transformation of the business to date displays clear focus on delivery


AMP
Appendix 3 - UKFS customer profile
UK Population by Segment
8%
4%
10%
31%
26%
21%
UKFS Customers by Segment
6%
6%
15%
29%
21%
23%
Serious Money
Maturing Money
Aspiring
Middle England
Survivors
Subsistors



AMP Financial Services update

Andrew Mohl
Managing Director
AMP Financial Services

June 21 2002

AMP

Business update

- Medium term transformation
- 2002-03 change program
- Current market, sales and cashflows trends
- Financial sensitivities
- Financial outlook
- Business outlook

AMP

The transformation of AMP Financial Services

Mid 1990s Model

- Mutual Life society
- Single channel distribution
- Agency salesforce
- Traditional Life/guaranteed products
- Proprietary asset management
- "Closed world" model

2002 Model

- Wealth management group
- Multi-channel distribution
- Financial planners
- Modern master fund/investment products
- Multi-manager asset management
- "Open architecture" model

AMP

Value of one year's new business

New Business Value (NBV)
$ million
300
200
100
0
1997
1998
1999
2000
2001

Discount margin for NBV is 3% throughout. NBV in 2000 was impacted by Review of Business Taxation (over $50m). NBV in 2001 included all non-life entities and was increased by inclusion of additional Corporate Super new business.

AMP

Transforming AFS - 2002-03 agenda

Distribution

Planner Portal
- My Portfolio
- New business capture

Dealer Group Services

New Dealer Group Value propositions
- AMPFS
- Hillross

Distribution growth
- Organic
- Corporate Super
- Integrated Direct
- Acquisition (PwC FP)/JV

Product

Modernisation and rationalisation of modern product platforms
- Retail Super
- Annuities
- Investments
- Wrap
- Risk

Capital initiatives (SecureGrowth closure, market-linked default options, changes in asset mixes, etc)

Customer Service

Driving down unit costs

Upgraded service standards and operating systems

New Telephony platform

Tiered servicing

Process organisation and automation

AMP

Transforming AFS - 2002-03 agenda

Marketing

Rolling out single multi-channel view of customer to planners and servicing employees

Integrated segment-based marketing

Major brand campaign in H2

Financials

Managing capital invested with focus on increasing ROIC

Targeted project spending of $80m pa

Appraisal value disciplines being embedded in the business

People

Fostering of a "Good to Great" performance culture

Executive development and coaching

Succession planning

AMP

Tough market conditions currently

- Ongoing share market weakness in stark contrast to boom in residential property.
- Low to negative investment returns on most funds over 1 year, especially International Equities.
- Temporary loss of investor confidence in long term investing is requiring much greater attention by planners to client advice and funds retention.
- Planners also facing deadlines for PS146 and FSR reforms.
- Increasing scrutiny of fund/planner fees and charges.



AMP
AMP's modern retail net inflows and ranking
Net inflows
Rank
17 23 14 11 5 6 8 7 3 1 4 1 1 1 4 4 1 1 3 2 1 2 2
54 37 55 138 219 166 116 157 382 574 274 569 735 1039 304 603 844 786 595 834 989 650 554
Sep-96 Dec-96 Mar-97 Jun-97 Sep-97 Dec-97 Mar-98 Jun-98 Sep-98 Dec-98 Mar-99 Jun-99 Sep-99 Dec-99 Mar-00 Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02
Source: ASSIRT

AMP

AFS product and channel trends - 2001 Year

Products/Channels	New Business growth on 2000 Year	Organic growth (Net cash flows/AUM)
Super	4%	15%
Risk	28%	n/a
Managed investments	9%	13%
Income streams	9%	9%
Contemporary Retail	7%	14%
Mature	26%	(10%)
NZ	5%	4%
AMPFS Total	7%	5%
AMP Financial Planning	3%	7%
Hillross	1%	8%
3rd Party Distribution	19%	8%
Corp Super	13%	8%
Direct	67%	(11%)
NZ	5%	4%

AMP

AFS product and channel trends - 2002 Q1

Products/Channels	New Business growth on 2001 Q1	Organic growth (pa) (Net cash flows/AUM)
Super	6%	11%
Risk	(15%)	n/a
Managed investments	1%	6%
Income streams	(20%)	2%
Contemporary Retail	0%	9%
Mature	(20%)	(9%)
NZ	(21%)	0%
AMPFS Total	(1%)	3%
AMP Financial Planning	(16%)	3%
Hillross	15%	5%
3rd Party Distribution	24%	14%
Corp Super	30%	19%
Direct	(39%)	(7%)
NZ	(21%)	0%

AMP

Financial sensitivity to market conditions

- Margins from traditional funds (20% share of end period investment returns)
- Margins from AUM in modern funds (% based funds management fees)
- Sales
- Persistency
- Capital requirements (as actual bonus rates vary from investment returns)

AMP

Financial outlook for key indicators

	2000 Actual	2001 Actual	2002-03 Outlook
Operating margins	$350m	$393m	Moderate growth, subject to market conditions
Capital	$4.1b	$4.4b	>$1b reduction in addition to operating profits
ROIC*	13.9%	14.8%	Increasing solidly - 16% in 2002 - 18% in 2003
Cost ratio	48%	43%	Holding in low 40s with lower unit costs but lower capital
Value of new business	$149m	$249m	Positive, subject to sales trends and markets

*Normalised

AMP

Business outlook is strong

- A focused wealth management group with a heritage brand.
- Multi-channel advice based distribution platform founded on an internationally recognised self-employed franchise model.
- Ideally positioned for superannuation and income streams growth based around quality advice.
- Organic growth set to be self-funding (ie no net demand for capital in medium term).
- Modern suite of platforms for open products and planner practice management.
- Enhanced customer service and efficiency with leading edge CRM capability.



Executing strategy

Paul Batchelor
Managing Director and CEO

21 June 2002

AMP

Key messages

- Very positive about long term growth prospects, although market conditions remain difficult today.
- A well defined international strategy.
- A flexible approach to executing strategy; applying operating leverage.
- Emphasis will shift between organic and inorganic approaches to growth, as markets evolve.
- Our short-term focus remains on things that matter most:
  - improving our position in the UK
  - lowering cost ratios
  - maximising capital efficiency.
- Strong alignment between management's pay and shareholder value.

AMP

AMP's strategy

AMP's strategy:

- capitalises on areas of strong growth
- focuses on higher return activities
- targets "new markets" ripe for change
- leverages core capabilities.

It provides a good balance between:

- *investing for future growth across all our businesses, including* in new markets through HGI and AMP International and
- improving the competitive position of our businesses in Australasia, the UK and more internationally, through asset management.

AMP

And "execution flexibility" is also critical

- Market uncertainties, especially in the UK, demand execution flexibility.
- While global trends are broadly consistent, there is not a "one size fits all" approach internationally.
- Our emphasis will shift between organic and inorganic approaches to growth, as markets evolve.

.... effective operational leverage is also key to excellent execution of strategy.

AMP

A flexible, but decisive approach to the UK

- Focus on the "must do's", no matter what changes occur (eg, ↓ costs, consolidate manufacturing/service platforms, sales force productivity, capital efficiency)
- Make prudent investments in areas of likely growth and strategic significance, which allow capacity for greater investment later (eg, Towry Law (IFA), Ample/iii (Direct), Wrap platform)
- Consider alliance options to broaden distribution and maximise scale in manufacturing (for select product sets)
- Actively monitor market developments and be prepared to move quickly.

AMP

Remuneration incentives aligned with shareholder value

Short-term Incentive (STI) Performance Indicators

	Financial/Quantitative Measures			
	AMP	BU	Div/Function	Qualitative Goals
CEO	70			30
Senior Management Team (SMT)	35	35 *		30
Other Execs	20	30	25	25

* For Corporate Executives - weighted average BU performance

Performance Measure	General Weightings	
	AMP Group	BU
ROE/ROIC (normalised)	20	30
NPAT (incl investment earnings)	30	-
Controllable core margins	25	30
NBV measure or net cash flow	25	20
Cost to income ratio	-	20

- 3 components to rem. - Base, STI and LTI
- All executives' STI linked to AMP performance
- CEO and SMT performance weighted toward a balanced set of key financial measures
- Long-term incentives (LTI) tied to relative shareholder returns

AMP

Focusing on the things that matter

- Driving all our businesses hard, with key short-term priorities:
  - improving our position in the UK
  - lowering cost ratios
  - maximising capital efficiency.

- Success with these initiatives, will underpin improvements in AMP's key performance measures:
  - net cash flows
  - *the value of new business*
  - cost ratios
  - return on capital
  - operating margins.


AMP
Henderson Global Investors
Overview
21 June 2002

AMP

Overview

Henderson Global Investors

Market environment and performance 2001

Spotlight on

- Margins
- Alliances and distribution
- People
- Performance

Strategy

AMP

Henderson in the AMP value chain



Customer Management & Distribution
Design and Packaging
Global Manufacturers
Agency/Adviser
Sales Force
IFA's
AMP Direct
AMP@Work
Alliances
Wealth Creation
Wealth Protection
Banking
Portfolio Mgmt.
Investments
Pensions
Life Insurance
Superannuation
Banking
Unit & master trusts
External Product Manufacturer
Retail Customers
Wholesale Customers
Customer support & shared services
Administration
Corporate: Capital Management, Governance, Policy and Strategy, Communications, IT and HR.

AMP

Henderson Global Investors

Brands





Henderson
Global Investors



AMP

Market Position

- AUM A$275.6bn (1Q02)
- Global ranking 53rd by AUM
- Operations in UK, Asia Pacific, Europe and North America
- No. 1 in Australia for total global assets, No. 2 for locally-managed assets
- No.3 manager of UK collective investments
- No. 8 for UK pension fund assets
- Top 10 for real estate funds management globally
- No 3 for institutional new business

Strengths

- Premium investment brand
- Wide range of investment products and services covering equity and fixed interest, property and private capital
- Growing portfolio of alternative investment products
- Proven performance capability
- Clear focus on driving international growth and profitability
- Active management style with specialist capability
- Well diversified business - across geographies, asset classes, customer segments

Source: Data from AMP Investor Report Full Year 2001, AUM (1Q02 Cashflows)

AMP

Challenging conditions continue

Difficult markets continue in short term

- 2001 was a challenging year for asset managers
- A swift response to 2001 market downturn benefited Henderson
- 2002 remains challenging FTSE ↓10%, AUD ↑7% *(YTD 17/06/02)*

Longer term trends remain positive for fund managers

Demographics - retirement savings
Globalisation - cross border flows
Clients - increasing sophistication
Technology - open architecture
Regulation - free market models

AMP

Major World Indices - closing positions as % of Jan 00 Level

Most major equity markets continue downturn...

120
110
100
90
80
70
60
50
40
30
Index (31.12.00 = 100)
ASX
Dow Jones Average
FTSE 100
MSCI World
Nikkei -225
Nasdaq Comp
J
M
M
J
S
N
J
M
M
J
S
N
J
M
M
2000
2001
2002

Source: Bloomberg

AMP

Market downturn - competitor context

AUM diversification and swift actions benefited Henderson in 2001...



20%
10%
0%
-10%
-20%
-30%
-40%
-50%
-60%
Change in EBITA margin (%)
-50%
-40%
-30%
-20%
-10%
0%
10%
20%
30%
Change in assets (%)
John Nuveen
Blackrock
Affiliated Managers
AMVESCAP
Gabelli
Federated Investors
T Rowe Price
Neuberger
Henderson
Eaton Vance
Alliance Capital
Stilwell Financial
Franklin Investments
Friends Ivory
Waddell & Reed
Edinburgh

Source: Cambridge International Partners, AMP, company websites

AMP

Henderson strong in difficult 2001

Swift early action ensured margins and $ intact



Margins steady
Costs controlled
Currency impacts AUM
322
219
135
88
26
A$ m
FY97
FY98
FY99
FY00
FY01
Core recurring operating margin
Normalised investment income
Non-recurring margins
1998
76%
2001
68%
Long term trend for further improvement to mid 60's
300
290
280
270
260
2001 Closing
External Net Cash Inflows
Internal Net Cash Inflows
Market Movement
FX
31 Mar 02 Closing

Management action protects business from uncontrollable factors

Source: AMP Investor Report FY01, AUM 1Q02 Cashflows



Spotlight on ...Margins

Rigorous focus on key drivers of profitability


Revenues

- manufacturing higher margin and alternative asset products
- targeted and expanding distribution reach
- retaining and recruiting the best people


Cost control

- in 2001, proactive cost containment and strict governance on project expenditure protected margins - cost to income ratio at 68%
- in 2002, continuing to target discretionary and administration costs, maintaining infrastructure investment.

Source: AMP Full Year 2001 Investor Report

AMP

Spotlight on...alliances and distribution

Alliances and joint ventures fulfil a variety of needs

We develop relationships:

- to access distribution in new product markets and geographies
- to leverage existing investment expertise and fill capability gaps
- that build FUM:
  - with immediate take on with future growth opportunity (eg: BPL), or
  - through greenfields arrangements that grow FUM inflow over time (eg: Nexus)

AMP

Spotlight on...our people

Attracting and retaining the best talent

- Culture based on teamwork and innovation
- Satellite operational structure encourages entrepreneurial behaviour
- Innovative incentive plans align shareholder and client needs
- Targeted recruitment focuses on building further capability
- Continual review process to identify and develop future business leaders

95% of investment management staff retained
over previous12 months

Source: Henderson Global Investors, 31/5/02

AMP

Spotlight on .. performance

Superior reputation for investment performance

- Consistent delivery of strong performance over time plus reputation for outperformance on specialist funds
- Strength reflected by over 60% of funds by value meeting or exceeding benchmarks.
- Growth bias due to skill in specialist areas
- Building ongoing capability for future through focused recruitment and continued development of internal skills.

Award winning

Won over 43 awards globally in 2001 including:

- Aust/NZ - Best Fund Management Group from Companies - *Reuters Survey of Australia and New Zealand*
- Europe - ranked no 7 in Europe in Morningstar/Global Pensions table of fund managers *based on consistency of investment process and performance*
- UK - collected seven 1st place awards in *Standard and Poor's Investment Funds Performance Awards 2001 (UK).*
- Asia - Henderson Horizon funds collected three Standard Chartered Investment Funds Awards 2001 *(HongKong).*

Source: AMP Full Year 2001 Investor Report

AMP

Henderson strategy

We're well placed and sticking to our plan

2002 Strategic focus

- Deliver superior investment performance
- Extend geographic reach
- Strengthening distribution
- Developing a global brand, culture and values
- Develop innovative products
- Manage Henderson Global Investors as an efficient focussed value-adding business

Source: AMP Full Year 2001 Investor Report







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	25 June, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **81/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,824,366	150,000
4	Total consideration paid or payable for the shares	$30,688,541	$2,454,911

+ See chapter 19 for defined terms.

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $17.11 date: 11/06/2002 lowest price paid: $16.50 date: 20/06/2002	highest price paid: $16.50 lowest price paid: $16.20 highest price allowed under rule 7.33: $17.43

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,792,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .25 June 2002.....
(Company secretary)

Print name: ....C.F. McLoughlin.......

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	26 June, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **82/02**

SUBJECT : **Issue of Additional Shares – AMP Share Purchase Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

26 June 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 694,893 additional shares under the AMP Share Purchase Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,134,429,118 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	694,893
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	694,893 shares issued under the Share Purchase Plan that closed on 7 June 2002. The shares will from the date of issue, rank equally in every respect with the existing shares and participate in all dividends subsequently declared.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	694,893 shares @A$18.90 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	694,893 shares were issued pursuant to the AMP Share Purchase Plan. Copy of the terms and conditions of the offer has been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 June 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,133,734,225 + 694,893 ------------------ 1,134,429,118	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 26 June 2002: 40,566,597	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 26 June 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.

(83)

27 June 2002

AMP response to BRW article

AMP believes there is a serious risk that its shareholders may be misled by the content of a cover story in BRW magazine published in Australia today about its reinsurance business.

AMP believes the article is inaccurate and misleading.

The fundamental premise on which the article is based is incorrect. AMP did not own GIO Re when the purported misleading conduct took place. GIO Re re-negotiated the contract with Op Re that the article refers to after AMP took control of GIO. In this renegotiation, GIO Re believes it made full disclosure to Op Re of the risks and actual and projected liabilities.

AMP believes that the key point for shareholders is that its reinsurance operation is well provisioned and that the company manages its reinsurance run-off professionally.

Media inquiries:
Karyn Munsie
61 2 9257 9870
0421 050 430

Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
61 2 9257 7053







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 27 June, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **84/02**

SUBJECT : **Information Release: AMP response to BRW article**

NOTE - If you do not receive _2__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 1 July, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **85/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	1,974,366	350,000
4	Total consideration paid or payable for the shares	$33,143,452	$5,463,818

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $17.11 date: 11/06/2002 lowest price paid: $16.20 date: 24/06/2002	highest price paid: $15.75 lowest price paid: $15.46 highest price allowed under rule 7.33: $16.99

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,442,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... (Company secretary) Date: .28 June 2002.....

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 28 June, 2002

ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : Confirmation of briefings

ANNOUNCEMENT NO.: 86/02

On Friday 21 June 2002, AMP held an open market briefing in Sydney to provide a business and strategy update. Areas covered included capital management, costs, UKFS, AMPFS and strategy execution.

Followup meetings, using the same material from the open market briefing, will be held in the United Kingdom and Asia and will be completed by Friday 12 July 2002. The materials have already been posted on AMP's website at www.ampgroup.com.

NOTE - If you do not receive _1___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.




87

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 1 July, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **87/02**

SUBJECT : **Appendix 3E – Daily share buy-back notice**

NOTE - If you do not receive _3___ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	16 May 2002

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,324,366	350,000
4	Total consideration paid or payable for the shares	$38,607,270	$5,460,502

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: $17.11 date: 11/06/2002 lowest price paid: $15.46 date: 27/06/2002	highest price paid: $15.70 lowest price paid: $15.51 highest price allowed under rule 7.33: $16.71

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	21,092,716

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: .1 July 2002.....
(Company secretary)

Print name: ....P.J. Mackey.......

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	2 July, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **88/02**

SUBJECT : **AMP investment income for six months to 30 June 2002**

NOTE - If you do not receive _2__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

2 July 2002

AMP investment income for six months to 30 June 2002

At its Annual General Meeting in May 2002 AMP Limited advised that, should investment markets remain at the prevailing levels, investment income on shareholder capital for the first half would be stronger than the first half of 2001.

International investment markets have experienced substantial falls since the AGM in May. In particular, the UK FTSE index has fallen 11.5 per cent between 16 May and 30 June 2002, and the ASX 100 has fallen almost 5 per cent in the same period.

Based on preliminary calculations, AMP's present expectation is that investment income for the first six months of 2002 will be weaker than in the first half of 2001 and is expected to be slightly negative.

AMP will report its 2002 interim results on 22 August 2002, after it has completed its half year-end verification and reporting processes.

Media inquiries:
Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
61 2 9257 7053







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	2 July, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **89/02**

SUBJECT : **AMP appoints General Counsel**

NOTE - If you do not receive _2__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

2 July 2002

AMP appoints General Counsel

AMP today announced it had appointed Mr Peter Noble as its General Counsel.

Mr Noble joins AMP from Coudert Brothers, where he has been a partner since 1994 and Managing Partner for the past two years. Prior to that, he was a partner with Baker & McKenzie for 12 years, holding a variety of management roles including Finance Administration Partner and Managing Partner of the Los Angeles and San Diego offices. He has extensive legal experience across a range of industries, with particular expertise in financial services and property.

Mr Noble succeeds Gary Traill at AMP, who retired earlier this year. He will report directly to the Chief Executive Officer, Mr Paul Batchelor, as part of AMP's Senior Management Team.

Mr Noble will take up his new position in August.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE:	3 July, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **90/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plans**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

3 July 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 2,609 additional shares under the AMP Employee Option plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,134,281,727 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,609
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	840 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,710 options exercised Exercise price: £5.25 (A$14.51) per share Expiry date: 27/09/2003 N/A to the 59 shares issued under the UK Share Save Scheme.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	840 shares @A$16.00 per share; 1,710 shares @£5.25 (A$14.51) per share; and 59 shares @$15.68 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,609 shares were issued pursuant to the AMP Employee Option Plan/UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,134,279,118 + 2,609 ------------------ 1,134,281,727	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 3 July 2002: 40,564,047	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	*Reason for request for quotation now* Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 3 July 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

(91)

ASX ANNOUNCEMENT

DATE:	3 July, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **91/02**

SUBJECT : ***Notification of Share Cancellation***

NOTE - If you do not receive _2__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

284 Page 1/1 15 July 2001

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building name or PO Box no Level 24, AMP Sydney Cove Building
street number & name 33 Alfred Street
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city SYDNEY

ASS ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 284

Notification of

share cancellation

Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name AMP LIMITED
ACN 079 354 519

Shares cancelled under which provision

(tick box applicable)

☐ S.254J Redeemable preference shares ☐ redeemed out of profits ☐ redeemed out of proceeds of a fresh issue of shares

☐ S.256A-S.256E Capital reduction
☒ ss.257H(3) Shares a company has bought back
☐ S.258D Forfeited shares
☐ ss.258E(2) & (3) Shares returned to a company ☐ under section 651C, 724(2), 737, or 738 ☐ under section 1325A (court order)

other, give sect'n ref ☐ (description)

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
1,974,366	ORDINARY	$33,143,452

Date of registration of cancellation / / or period of cancellation from 11/06/2002 to 28/06/2002/

Signature

I certify that the information in this form is true and correct.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 03/07/2002

Small Business (less than 20 employees) please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	4 July, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **92/02**

SUBJECT : **AMP reconfirms profit sensitivities**

NOTE - If you do not receive _2__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

4 July 2002

AMP reconfirms profit sensitivities

In light of the continued volatility in international equity markets, AMP today reconfirmed the sensitivity of its current year profit to various economic and business variables, as detailed in the sensitivity tables on page 54 of its current Investor Report.

AMP's sensitivity tables show that a 5 per cent movement in the Australian Stock Exchange (ASX) All Ords index has a $60 million impact on investment income, while a 5% per cent movement in the UK stock exchange's FTSE 100 index has a $45 million impact on investment income.

With shareholder capital of around $10 billion invested in global markets, even minor movements in investment indices can significantly impact investment earnings and headline profit.

In the six months to 30 June 2002, the ASX All Ords fell 6 per cent, while the UK FTSE 100 ended 11 per cent down.

Based on AMP's capital values at the end of December 2001, as detailed on page 16 of its current Investor Report, the fall in all investment markets (including the effects of equities noted above)_ implies a total investment return on AMP's capital portfolio of around negative 0.25% for the six months to 30 June 2002.

The actual investment income figure for the period will not be known until actual asset allocations and valuations, currency impacts, dividend and interest income and effective tax rates are calculated.

AMP noted that it was in the process of completing its half year end accounting processes, and it was too early to make any comment on final investment income or net profit numbers. AMP will continue to comply with ASX Listing Rules continuous disclosure requirements.

Media inquiries:
Justin Kirkwood
61 2 9257 7473
0411 251 324

Investor inquiries:
Mark O'Brien
61 2 9257 7053


AMP

Wealth management expertise, international opportunities

Marc de Cure
Chief Financial Officer

8 July 2002

AMP

AMP - focussed on wealth management


Retirement savings and income
products and services,
underpinned by financial advice,
asset management,
asset protection and banking
2


AMP

AMP's integrated businesses

AMP Financial Services

- Pensions (superannuation)
- Managed investments
- Income streams
- Insurance
- Financial planning - 2000 planners
- Online financial services

UK Financial Services

- Savings & investments
- Pensions - individual & corporate
- Retirement income
- Life protection
- Insurance
- Financial planning
- Mortgage & loans
- Trustee services

Henderson Global Investors

- Investment management
  - Listed assets
  - Retail funds & services
  - Institutional funds & services
  - Property
  - Private capital

AMP International

- AMP Banking
- Virgin Money
- AMP New Ventures
- AMP Asia
- AMP Europe

AMP

Global wealth management market


A$tn
40
30
20
10
Size of wealth management market (in 2000)
41.1
21.7
12.4
15.9
7.2
5.5
1.6
US
Rest of Europe
Asia
Japan
Germany
UK
Aust
Projected CAGR 2000-2005
15%
10%
5%
Source: BCG

AMP

Satisfying market needs

Market demands	AMP's capabilities
• Choice of access	• Multi-channel management
• Flexible, innovative products	• Product development expertise
• Defined contribution pensions	• Defined contribution pensions
• Increasing complexity - need for information and advice	• Financial advice is core
• Choice of fund	• Success in open architecture


AMP

AMP Financial Services
- a transformation model

AMP

The transformation of AMP Financial Services

1990s Model

Sales driven, product based

- Mutual Life society
- Single channel distribution
- Agency salesforce
- Traditional Life/guaranteed products
- Proprietary asset management
- "Closed world" model

2002 Model

Profit driven, advice based

- Wealth management group
- Multi-channel distribution
- Financial planners
- Modern master fund/investment products
- Multi-manager asset management
- "Open architecture" model


AMP

AMPFS transformation - lessons learned

Do

- Set new metrics to manage by
- Invigorate product portfolio
- Transform distribution
  - Setting and supporting high standards for planners
    - education, compliance, service
  - Multiple channel only where unique value proposition
  - Systems to support channels, growth and mastertrusts
  - Partnering - fund managers, researchers, software
- Continually refresh models



AMP FS - value of one year's new business

New Business Value (NBV)
$ million
300
200
100
0
1997
1998
1999
2000
2001

Discount margin for NBV is 3% throughout. NBV in 2000 was negatively impacted by Review of Business Taxation (over $50m). NBV in 2001 included all non-life entities and was increased by inclusion of additional Corporate Super new business.


AMP

UK Financial Services - transformation in progress


AMP

UK market dynamics

Current trends...

- Market growth
- Industry consolidation
- Life Cos acquiring distribution
- Growth in open architecture
- Margin squeeze
- Series of regulatory reviews
- Capital pressure

Future trends...

- Further consolidation
- Fewer IFAs, emergence of Authorised Financial Advisers and 'dual status'
- Brand power
- Bancassurance growth
- Further margin squeeze
- Euro


AMP

AMP UK Financial Services strategy

AMP UKFS is a selective manufacturer of financial services with multiple distribution channels.

Strategic themes:

Costs - disciplined management of unit costs

Advice - advice as a differentiator

Relationships - customer relationship management

Existing customers - focus on existing customers

...underpinned by disciplined capital and product management


AMP

Growth underpinned by cost and capital management



AMP's approach to cost

Cost to income ratios continue to fall

	1999	2000	2001
AMP Financial Services	54%	48%	43%
UK Financial Services	88% *	65%	60%
Henderson Global Investors	72%	68%	68%
AMP International - Cogent	90%	86%	86%
AMP International - Banking	124%	115%	105%

*excludes NPI

- AFS - holding in the low 40's
- UKFS - target is low 50's with 3 years
- HGI - geared to markets, reductions difficult
- AMPI - development business with high cost ratios

AMP

AMP’s approach to capital management

- Maximise capital efficiency without compromising financial strength
- Maintain sufficient capital resources to support risk identified
- Target of 1.5 x WACC from businesses
- Reduce shareholder exposure to markets

Actions

- Manage convergence of our three types of capital: risk, ratings and regulatory capital
- Develop efficient, transparent capital structure
- Develop consistent risk capital framework


AMP

Strategy for growth



AMP's strategy

AMP's strategy:

- capitalises on areas of strong growth
- focuses on higher return activities
- targets "new markets" ripe for change
- leverages core capabilities in wealth management

It provides a good balance between:

- investing for future growth across all our businesses, including in new markets through HGI and AMP International and
- improving the competitive position of our businesses in Australasia and the UK.




94

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 9 July, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: 94/02

SUBJECT : Issue of Additional Shares – AMP Employee Option Plans

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

9 July 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 5,922 additional shares under the AMP Employee Option plan/UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,587,649 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

AMP Limited
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,922
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	3,000 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 1,790 options exercised Exercise price: £5.75 (A$15.96) per share Expiry date: 27/03/2003 795 options exercised Exercise price: £5.25 (A$14.57) per share Expiry date: 27/09/2003 N/A to the 337 shares issued under the UK Share Save Scheme.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	3,000 shares @A$16.00 per share; 1,790 shares @£5.75 (A$15.96) per share; 795 shares @£5.25 (A$14.57) per share; and 337 shares @$15.90 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	5,922 shares were issued pursuant to the AMP Employee Option Plan/UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,133,581,727 + 5,922 ------------------- 1,133,587,649	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 9 July 2002: 39,886,684	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

+ See chapter 19 for defined terms.

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 July 2002

Print name: P.J. Mackey, Company Secretary

= = = = =

+ See chapter 19 for defined terms.

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

AMP Limited

VOLUME III

(95)



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	10 July 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Information release: Initial AMP response to Sanc Review**

ANNOUNCEMENT NO.: **95/02**

---

03 MAR 28 AM 7:21

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Information Release

10 July 2002

Initial AMP response to Sandler Review

AMP has welcomed the findings of the UK Sandler Review, a Government-commissioned inquiry into the long-term savings market released in London today.

The Managing Director of AMP UK Financial Services, Mr Tom Fraser, said that while it was too early to provide a detailed reaction, AMP was very positive about the report and was confident it would provide benefits for both consumers and industry.

"AMP has consistently said that the establishment of a level playing field to help create more rational behaviour in the market was the most important aspect of the report. If the proposals proceed, we believe this will be achieved," Mr Fraser said.

"I am encouraged by proposals for improved transparency, a suite of simple 'off-the-shelf' products, a lighter regulatory touch and reform of 'with-profits' products. We particularly welcome the recommendation for more streamlined regulation by improving the level of clarity and transparency."

Mr Fraser said the recommendations would ensure all consumers could continue to access advice, which fitted well with AMP's strategy to retain its sales force. AMP has been one of few companies in the UK to retain a sales force.

AMP's sales force already consists of two tiers – upskilled financial planners offering tailored financial advice and a sales network which offers straightforward products without advice such as mortgages and general insurance. This sales network of over 400 is uniquely placed in the UK to offer consumers the simple suite of products proposed by Sandler.

Mr Fraser said that the creation of a service company in the UK last year positioned AMP well for the changed with-profits regime. AMP anticipated the changed regime and need for efficiency with its cost savings announced in June.

"In particular, the changes being announced to the with-profits structure will stop the cross-subsidisation of business, which we expect will lead to more rational pricing and market behaviour," he added.

Mr Fraser said that overall, the proposals would allow AMP in the UK to build on its five million-strong customer base, investment management capability and diversified retail financial services operations.

"AMP's operational improvements in the last 18 months have anticipated changes in distribution, margins and capital structure. In addition to the service company, these changes have included the creation of a single marketing group and rationalisation of the product range, as well as expanded distribution through initiatives such as the Towry Law acquisition and the creation of a two tier sales force," he said.

"All these initiatives ensure we have considerable flexibility in the way we execute our strategy, which means we are well positioned whatever the final outcome of this review and several others still underway."

Mr Fraser said it would take several days to work through the report to provide a more detailed analysis. There is also a number of additional reports due in coming weeks. It is likely to take some time for the Government and other regulatory bodies to consider these reports in detail and for changes to be implemented.

Media inquiries

Karyn Munsie
61 2 9257 9870
0421 050 430

Investor inquiries

Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.




96

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 12 July, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **96/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plan & SRC Issue**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

12 July 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 2,864 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,590,513 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,864
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	2,750 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 N/A to the 114 shares issued by the Shareholder Relations Committee.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the *next dividend, distribution or interest* payment	Yes.
5	Issue price or consideration	2,750 shares @A$16.00 per share; and 114 shares @$3.00 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,750 shares were issued pursuant to the AMP Employee Option Plan. Copy of the terms and conditions of the offer has been lodged with the ASX. 114 shares were issued by the Shareholder Relations Committee for the purpose as referred to on page 54 of the AMP Prospectus, copy of which has been provided to the ASX.
7	Dates of entering +securities into *uncertificated holdings or despatch of* certificates	12 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,133,587,649 + 2,864 ------------------- 1,133,590,513	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 12 July 2002: 39,883,934	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for *calculating entitlements*?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

+ See chapter 19 for defined terms.

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 July 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.




97

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	16 July, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **97/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Option Plan/UK Share Save Scheme**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

16 July 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 2,273 additional shares under the AMP Employee Option plan/UK Share Save Scheme as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,592,786 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,273
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	700 options exercised Exercise price: $16.00 per share Expiry date: 13/06/2003 306 options exercised Exercise price: £5.75 (A$16.17) per share Expiry date: 27/03/2003 1,267 options exercised Exercise price: £5.25 (A$14.76) per share Expiry date: 27/09/2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	700 shares @A$16.00 per share; 306 shares @£5.75 (A$16.17) per share; and 1,267 shares @£5.25 (A$14.76) per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,273 shares were issued pursuant to the AMP Employee Option Plan/UK Share Save Scheme. Copies of the terms and conditions of the offers have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 July 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,133,590,513 + 2,273 ------------------- 1,133,592,786	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 16 July 2002: 39,881,661	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

- [ ] Cheque attached

- [ ] Electronic payment made

  Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

- [x] Periodic payment as agreed with the home branch has been arranged

  Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 July 2002

Print name: C.F. McLoughlin, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 24 July, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **98/02**

SUBJECT : **Issue of Additional Shares – AMP Share Purchase Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact David Richardson, on (02) 9257-6687 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

24 July 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 53 additional shares under the AMP Share Purchase Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,592,839 shares.

Yours faithfully,

C.F. McLoughlin
Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	53
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	53 shares issued under the Share Purchase Plan. The shares will, from the date of issue, rank equally in every respect with the existing shares and participate in all dividends subsequently declared.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	53 shares @A$18.90 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	53 shares were issued pursuant to the AMP Share Purchase Plan. A copy of the terms and conditions of the offer have been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 July 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,133,592,786 + 53 ------------------ 1,133,592,839	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 16 July 2002: 39,881,661	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 July 2002

Print name: C.F. McLoughlin, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	29 July 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **AMP update on capital management initiatives in UK and market outlook**

ANNOUNCEMENT NO.: **99/02**

NOTE - If you do not receive _4_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

29 July 2002

AMP update on capital management initiatives in UK and market outlook

In light of the current weakness in the UK equity market, which is placing some pressure on the UK insurance industry, AMP believes it is appropriate to update the market on a number of UK capital initiatives as well as the market outlook.

The UK FTSE index has been volatile, falling approximately 13 per cent since AMP's update to the market on 21 June 2002, while the ASX 200 index has fallen 8 per cent in the same period.

1. Capital management

At the June update Chief Financial Officer Marc de Cure outlined a number of capital initiatives AMP was undertaking, including the intention to allocate an additional A$1 billion capital to support the AMP UK Financial Services (UKFS) business. This allocation utilised funding resources released by divestments.

The A$1 billion capital has been used to improve the regulatory capital position in AMP Pearl by replacing assets, inadmissible for UK regulatory purposes, with admissible assets.

Mr de Cure said that given the heavy declines in the market since June, AMP had also accelerated a number of other capital management initiatives including:

- **Closure of AMP Pearl and AMP London Life with-profits bond and annuity products**

AMP Pearl and AMP London Life will close their existing with-profits bond and annuity products, effective 31 July 2002. UKFS will replace the AMP Pearl bond with a with-profits bond issued by AMP NPI which is more contemporary and considerably less capital intensive.

This is consistent with UKFS' stated strategy, industry trends and the recommendations of the recently announced Sandler review. UKFS will offer a range of 100:0 with-profits bond products which are more transparent for consumers and require significantly less capital than older-style products.

The new bond products require about 80 per cent less capital per pound of sales. The products to be closed account for less than 10 per cent of UKFS sales, but require a higher proportion of capital to support the business.

As part of the recently announced £100 million per annum UKFS cost reduction programme, AMP assumed that £35 million of the total savings would be required to ensure the new products achieve comparable margins to the discontinued range. This cost reduction programme remains on target and the £35 million allowance remains appropriate.

- **Reduction in UK equities exposure**

Since the beginning of 2002, the UK equities component of the Equity Backing Ratio in the UKFS long term funds has been progressively reduced. This has been done by selling shares, the use of derivatives and by not reweighting the equity asset allocation as the market has fallen.

The Pearl long term fund, the largest fund in UKFS, currently has exposure to UK equities of approximately 35 per cent of total investments. At current market levels, UKFS does not anticipate significant further equity sales.

- **Reviewing bonus declaration levels**

As outlined at the 21 June briefing, UKFS has reviewed bonus levels on its with-profits products and intends to reduce them, and has applied Market Value Adjustment (MVA) to other products.

Mr de Cure said: "Should markets decline further, AMP can take additional actions on these and other initiatives to meet regulatory requirements in the UK. It is important to note that AMP still has flexibility in areas such as outward reinsurance protection or securitisation.

"AMP's overall group capital position remains strong, with total equity of around $17 billion and prudent gearing."

2. Market outlook

In announcements to the market made this year on 16 May and 21 June, AMP stated that reasonable improvements would need to occur in financial markets over the remainder of the year to meet its long term goal of 10 per cent-plus growth in core recurring operating margins for the year to 31 December 2002.

Mr de Cure said that given significant volatility in investment markets, negative investor sentiment and changing industry conditions, there was now uncertainty about the outlook for financial markets for the remainder of 2002.

Should financial markets continue at around current levels, Mr de Cure said that AMP's current expectation is that it is unlikely to achieve its long term goal of 10 per cent-plus growth in core recurring operating margins for its 2002 financial year.

Given that actual performance for the 2002 financial year will depend on market levels throughout the entire year, it is currently not possible to provide more details. AMP is closely monitoring international financial markets and developments and will continue to keep the market informed.

In terms of results for the six months to 30 June 2002, which are due to be released on 22 August 2002, AMP is at a point in its reporting cycle where it is still finalising its financial accounts for the half year.

Media inquiries
Karyn Munsie
02 9257 9870
0421 050 430

Investor inquiries
Mark O'Brien
02 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.

Note: definition of a with-profits bond
Life insurance companies offer with-profits bonds, which invest in a variety of assets including shares, gilts, property and cash. The overall return from these products depends on the annual bonuses declared by the life company each year, which in turn depends on the performance of its investments. If the investments do particularly well in one year, the life company will often hold back some of the profits to bolster the bonus in a lean year. Once a bonus is declared it cannot later be withdrawn. The idea is that fluctuations are evened out, or smoothed, and investors get a reasonably consistent level of bonus over time.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	30 July 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Sectic
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : AMP comment on ratings

ANNOUNCEMENT NO.: 100/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Information release
30 July 2002

AMP comment on ratings

AMP Ltd notes the conclusion of its annual ratings review by Standard and Poor's today.

Chief Financial Officer Mr Marc de Cure said that the ratings announcement primarily reflected the difficult market conditions in the UK.

"This is an industry-wide issue and AMP is not immune. We are actively managing our UK capital position, as evidenced by our announcements this week which include the closure to new business of a number of capital intensive with-profits bond and annuity products and a reduction in bonus declaration levels," he said.

"It is important to note that these changes do not have a significant impact on the day-to-day operations of our business. AA- remains a strong rating.

"Changes already announced by AMP in the UK position us well to compete profitably in this market. We remain committed to the UK and believe the UK markets are becoming more rational, representing good opportunities for our restructured business.

"Overall AMP's capital position remains very strong and we remain focused on managing the business."

Media inquiries
Karyn Munsie
02 9257 9870
0421 050 430

Investor inquiries
Mark O'Brien
02 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 15,000 people worldwide, manages assets of more than A$275 billion and has a market capitalisation of approximately A$19 billion.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 31 July, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **101/02**

SUBJECT : **Notification of Share Cancellation**

NOTE - If you do not receive _2__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

284 Page 2/1 15 July 2001

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building name or PO Box no Level 24, AMP Sydney Cove Building
street number & name 33 Alfred Street
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city SYDNEY

ASS ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 284

Notification of
share cancellation

Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name AMP LIMITED
ACN 079 354 519

Shares cancelled under which provision

(tick box applicable)

☐ S.254J Redeemable preference shares ☐ redeemed out of profits
☐ redeemed out of proceeds of a fresh issue of shares

☐ S.256A-S.256E Capital reduction
☒ ss.257H(3) Shares a company has bought back
☐ S.258D Forfeited shares
☐ ss.258E(2) & (3) Shares returned to a company ☐ under section 651C, 724(2), 737, or 738
☐ under section 1325A (court order)

other, give sect'n ref ☐ (description)

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
700,000	ORDINARY	$10,924,320

Date of registration of cancellation / / or period of cancellation from 01/07/2002 to 31/07/2002/

Small Business (less than 20 employees) please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

Signature

I certify that the information in this form is true and correct.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 31/07/2002



102

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	13 August 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : Confirmation of briefings

ANNOUNCEMENT NO.: 102/02

Confirmation of Briefings

On Thursday 22 August 2002, AMP Ltd will release its results for the six months to 30 June 2002 to the Australian Stock Exchange.

AMP will hold two open briefings on 22 August – one for media and one for analysts - to discuss the results and both will be simultaneously webcast via AMP's website, www.ampgroup.com.

In addition an open briefing for analysts will be held on 26 August, which will primarily be a technical update on UK Financial Services. This briefing will be simultaneously webcast via AMP's website.

A series of one-on-one meetings with institutional investors will be held in the weeks following these briefings in Australia, the UK and the US. The purpose of these meetings will be to provide context around the 2002 interim result and the UK Financial Services briefing.

NOTE - If you do not receive _1_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.




103

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	16 August, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **103/02**

SUBJECT : **Issue of Additional Shares**

NOTE - If you do not receive _9_ page(s) including this one, please contact David Richardson, on (02) 9257-6687 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

16 August 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 858 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,593,697 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	858
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	858 shares @A$13.426 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	858 shares were issued pursuant to the AMP Reward Share Plan and the AMP Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	16 August 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,133,592,839 + 858 ------------------ 1,133,593,697	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 16 August 2002: 39,352,472	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	*Number of securities for which* +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date *from* which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 16 August 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	20 August, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **104/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Share Ownership Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

20 August 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 112 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,593,809 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

AMP Limited
ABN 49 079 354 519

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	112
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	112 shares @A$13.692 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	112 shares were issued pursuant to the AMP Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 August 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,133,593,697 + 112 ------------------ 1,133,593,809	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 20 August 2002: 39,352,472	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 August 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.




104

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 20 August, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **104/02**

SUBJECT : **Issue of Additional Shares – AMP Employee Share Ownership Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

20 August 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 112 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,593,809 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	112
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	112 shares @A$13.692 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	112 shares were issued pursuant to the AMP Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20 August 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,133,593,697 + 112 ------------------- 1,133,593,809	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 20 August 2002: 39,352,472	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 20 August 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

03 [illegible] 28 [illegible] 7:21

ASX ANNOUNCEMENT

DATE: 22 August, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **105/02 - Part 1 to 3**

SUBJECT : **AMP Half Yearly Results:**

- **Part 1 – ASX Statement - AMP announces solid interim performance in difficult market conditions (6 pages);**
- **Part 2 – Appendix 4B Half Year Report (20 Pages); and**
- **Part 3 – Directors' Report and Financial Report (18 Pages).**

NOTE - If you do not receive _45_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

22 August 2002

AMP announces solid interim performance in difficult market conditions

AMP Ltd has today announced net profit after tax of A$303 million for the six months to 30 June 2002, reflecting the impact of difficult investment markets. This compares with a profit of A$403 million in the previous corresponding period.

The result includes a 3 per cent increase in core recurring operating margins to A$470 million, and an investment loss of A$6 million on shareholder capital, compared with a A$25 million gain in the first half of 2001.

It also includes a non-recurring margin loss of A$14 million, primarily due to UK restructuring costs. The 2001 first half result was boosted by the benefit of A$62 million in non-recurring margins, which included profits from the sale of Virgin One and Resolve Engineering.

Key financial indicators include:

- Earnings per share A$0.27 (compared with A$0.36 in the previous half);
- Increase in interim dividend by A$0.01 a share to $A0.26 per share, 15 per cent franked; and
- Return on equity 7.0 per cent (9.6 per cent in the previous half).

AMP's Chief Executive Officer, Mr Paul Batchelor, said that the operating businesses had performed well given the toughest market conditions in over two decades.

"AMP has reduced cost to income ratios across the business and the Group as a whole, underpinning modest growth in core recurring operating margins and an increase in the value of new business in our Australasian and UK retail businesses," Mr Batchelor said.

"Clearly, we want the business to do better but in the context of difficult markets, this is a solid result. Markets impact AMP in a variety of ways including investment income, fee levels on assets under management and customer propensity to invest.

"It is particularly pleasing that the solid performance of our operating businesses has allowed us to increase the interim dividend to shareholders, which is a prudent but positive move."

Mr Batchelor said AMP continued to focus on three short-term priorities: return on capital, building the UK Financial Services (UKFS) business and cost management. At the same time, AMP continued to manage all its businesses to ensure they realise their long-term potential.

1. Short term priorities

UK Financial Services and capital management

AMP is today announcing further initiatives to fast-track the switch to more modern, less capital intensive structures and products in the UK. This will facilitate the efficient use of capital and improve its regulatory capital position.

Over the next 18 months, AMP will withdraw its 90:10 with-profits products from sale and move sales of all new products to a 100:0 fund [1]. This is in line with the recently-announced recommendations of the Sandler review to move to more transparent choices for consumers.

This decision impacts two product lines, which accounted for about 11 per cent of UKFS sales in the first half of 2002. Replacement products are currently being developed to ensure a smooth transition.

It follows the recently announced replacement of a number of with-profits bond and annuity products with more contemporary 100:0 products, which accounted for less than 10 per cent of UKFS sales in the first half.

"The shift to more modern products, together with previously announced capital initiatives, will enable us to meet the minimum regulatory capital requirements for all our UK funds at FTSE levels several hundred points below current levels," Mr Batchelor said.

"If there are sustained falls below these levels we have other options including converting more inadmissible capital items to assets admissable for regulatory capital purposes.

"The UK is a large market with attractive long-term growth characteristics. All our actions – the fund restructuring, the move to more modern products and the drive to an efficient cost base – are positioning the UKFS business to compete successfully in the UK."

The company is also announcing a reduction in terminal bonus rates on conventional AMP Pearl with-profit policies, reflecting the significant reductions in UK equity markets. This will reduce maturity values, in line with decisions made by other life companies in the UK. Bonus rates are also being reduced in Australia, reflecting lower equity markets.

In terms of AMP's overall capital position, Mr Batchelor said AMP was committed to maximising resources without compromising financial strength.

"While in the long term AMP will generate capital, in the current environment it is prudent to maintain our financial reserves," he said.

"For this reason, we will not reactivate our share buyback unless investment markets improve substantially.

---

[1] See note at end of release for definition of fund structures.

"While we see no need to raise capital at this time by the issue of ordinary shares, we are proposing to offer a hybrid capital instrument aimed at retail and institutional investors. This hybrid instrument will increase the overall efficiency of our capital base and is likely to be used to raise around A$750 million to restructure our debt.

"The offer will require a disclosure document to be lodged with ASIC before any offers can be made, in addition to regulatory approvals. At this preliminary stage, we are not in a position to comment further."

Mr Batchelor said that in terms of its overall capital position, AMP remained strong with total equity resources of around $17 billion and prudent gearing.

Cost Management

Costs fell broadly across AMP in the first half of 2002, reflecting management focus on reducing expenses in difficult market conditions.

The AMP Financial Services cost to income ratio fell to 41 per cent from 43 per cent in the previous half, although this ratio is expected to rise marginally in future due to lower capital and lower normalised investment income. Controllable costs fell 9 per cent.

Excluding Towry Law, UKFS recorded an eight percentage point improvement in its cost to income ratio to 55 per cent. Including Towry Law, it was a four percentage point improvement to 59 per cent. The recently announced cost reduction programme is on target to achieve run rate savings of 100 million by the end of 2003. Controllable costs in the first half fell 18 per cent on a like-for-like basis (excluding Towry Law).

Henderson's cost to income ratio improved to 67 per cent from 69 per cent previously despite a decline in revenue.

When the effect of the removal of the staff superannuation contribution holiday is excluded, corporate office expenses were also lower.

Cost to income ratios across AMP are not comparable due to differences in the businesses.

2. Review of Business Unit performance

AMP Financial Services (Australia & New Zealand)

	Half to 30 June 2002 $m	Half to 30 June 2001 $m	Change %
Core recurring operating margins	197	198	-

Core recurring operating margins were steady in the first half, reflecting a number of factors including lower sharemarkets and reduced shareholder profit from closed capital guaranteed products.

The business continued to reap the benefits of changes in recent years with improvements in value of new business and embedded value. In line with industry trends, cash flow figures were lower, reflecting poor investment market conditions.

Strong improvements were recorded in Corporate Superannuation and Hillross, up 24 per cent and 16 per cent on the previous half respectively. Distribution channels were further enhanced in the first half with the acquisition of the specialist financial planning operation of PricewaterhouseCoopers, now rebranded Arrive. AMP Financial Planning had a soft six months, reflecting in part the impact of the biannual international conference for planners.

In New Zealand, AMP Financial Services recorded an increase in net profit of 18 per cent to $NZ26.4 million. AMP's share of superannuation trust net assets under management increased to 17.2 per cent at the end of the half from 15.7 per cent, maintaining its number one market share position.

UK Financial Services

	Half to 30 June 2002 m	Half to 30 June 2001 m	Change %
Core recurring operating margins	64	60	7

UKFS recorded a strong performance given depressed UK investment markets. The value of new business increased from 18 million to 23 million despite reduced sales volumes, reflecting a focus on reducing expenses, improving operational efficiencies, and through product and capital initiatives.

In terms of distribution, adviser numbers have fallen although productivity has improved, with the run rate of the Top 100 advisers up 18 per cent on the previous half. Sales through IFAs grew marginally on 2001 figures in a very difficult environment. A pilot of a planned 'wrap' service was also undertaken with a number of IFAs.

UKFS continues to target areas where it can build competitive advantage such as corporate pensions, which was successfully launched in May 2002. To date, 37 tenders have been won including a role as one of the Stakeholder providers to the UK Principal Civil Service Pension Scheme.

Henderson Global Investors

	Half to 30 June 2002 $m	Half to 30 June 2001 $m	Change %
Core recurring operating margins	102	100	2

Henderson was heavily impacted by investment market downturns through reduced fees on lower asset values and a reduction in investor appetite for

investments. Despite this, the business recorded a slight improvement in core recurring operating margins while net profit was slightly lower.
Global assets under management for the half fell to A$266 billion.

A key priority in current markets is the development of lower-risk products in asset classes such as property and fixed interest, with A$17 million spent in the first half on new product development and infrastructure to support new revenue growth.

Strengthened distribution remained a key priority with new alliances such as a trial distribution agreement with Merrill Lynch in Europe, as well as agreements for Horizon products in Taiwan and Singapore.

Some 60 per cent of equity and bond assets under management met or exceeded benchmark in the half with investment capability further strengthened through targeted recruitment, including a US-based fixed income team and European property professionals.

AMP International

AMP International had a busy first half with the opening of businesses in India and Japan and the purchase of Italian wealth management business, CAMI.

AMP Bank's Australasian operations continued to improve with net profit of A$4 million, up from A$1 million previously. In the UK, where the bank remains in establishment phase, a loss of A$7 million was recorded.

Virgin Money continued to expand its product range with the introduction of credit cards, flexible personal loans and an on-line share-dealing service.

A contract was signed for the sale of investment administration business Cogent to BNP Paribas, with the sale expected to be completed before year end. While Cogent results for the half were adversely impacted by the sale process, the business continued to grow at a satisfactory rate.

3. Outlook

Mr Batchelor said that with market conditions expected to remain difficult for the rest of 2002, core recurring operating margins for the full 2002 year are likely to be about the same as 2001.

"While there are risks to the economic recovery which we are seeing around the world, on balance, we believe the global economy will be stronger in 2003," Mr Batchelor said.

"We are positive on the medium term outlook for equity markets and we are positive about AMP's outlook for 2003.

"But irrespective of when the market cycle turns, AMP is continuing to manage its business in a disciplined way. Our focus remains on three key

areas: cost control, capital management and our UK financial services business.

"In this way we can protect profitability, earnings per share and return on capital in the short term, and lay the groundwork for strong growth when markets rebound."

Notes

Definition of fund structures

The differences in fund structures lie in how the returns generated by the funds are shared between policyholders and shareholders.

In a 90:10 fund, policyholders take 90 per cent of the returns and shareholders share in 10 per cent.

In a 100:0 fund, all returns go to the policyholder. Shareholders get a specific fee for service through a service company arrangement.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

Appendix 4B
Half Year Report

Name of entity

AMP Limited

ABN	Half Year	Preliminary Final	Half year ended ('current period')
49 079 354 519	✓		30 June 2002

For announcement to the market

Extracts from this report for announcement to the market

				$A'm
Premium, fee and other revenue (item 1.1a, 1.1b)	down	42%	to	2,027
Profit from ordinary activities after tax attributable to members (item 1.21)	down	25%	to	303
Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	N/A			
Net profit for the period attributable to members (item 1.10)	down	25%	to	303

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend (item 15.6)	26 cents	15%
Previous corresponding period (item 15.7)	25 cents	15%

Record date for determining entitlements to the dividend, (see item 15.2)	Friday, 4th October 2002

The information contained in this document should be read in conjunction with the Annual Report of AMP Limited for the year ended 31 December 2001 and any public announcements made by AMP Limited and its controlled entities during the half year in accordance with the continuos disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules.

Fuller details of the results are provided in the AMP Limited Investor Report available at www.ampgroup.com

Consolidated statement of financial performance

		Current period $A'm	Previous corresponding period $A'm
1.1	**Revenues and expenses from ordinary activities**		
1.1a	Premium and related revenue	1,340	2,654
1.1b	Fee and other income	687	813
1.1c	Investment gains (losses)	(3,299)	(955)
1.1d	Claims (expense) credit	(2,454)	(5,140)
1.1e	Movement in life insurance liabilities	5,150	5,302
1.1f	Operating expenses	(1,769)	(2,294)
1.2	Borrowing costs	(369)	(460)
1.3	Share of net profit (loss) of associates and joint venture entities (see item 16.7)	-	-
1.4	**Profit (loss) from ordinary activities before tax attributable to shareholders and other equity interests**	**(714)**	**(80)**
1.5	Income tax (expense) credit on ordinary activities[1]	467	63
1.6	**Profit (loss) from ordinary activities after tax attributable to shareholders and other equity interests**	**(247)**	**(17)**
1.7	Profit (loss) from extraordinary items after tax (see item 2.5d)	-	-
1.8	**Net profit (loss)**	**(247)**	**(17)**
1.9	Net profit (loss) attributable to other equity interests		
	- Unattributed life funds	515	443
	- Outside equity interests – controlled entities	35	(23)
1.10	**Net profit (loss) for the period attributable to members**	**303**	**403**

Non-owner transaction changes in equity

		Current period	Previous corresponding period
1.11	Increase (decrease) in revaluation reserves	-	-
1.12	Net exchange differences recognised in equity	(172)	97
1.13	Other revenue, expense and initial adjustments recognised in equity	-	-
1.14	Initial adjustments from UIG transitional provisions	-	-
1.15	*Total transactions and adjustments recognised directly in equity*	(172)	97
1.16	**Total changes in equity not resulting from transactions with owners as owners**	**131**	**500**

Earnings per security (EPS)

		Current period (cents)	Previous corresponding period (cents)
1.17	Basic EPS	26.8	36.4
1.18	Diluted EPS	26.7	36.1

(1) The income tax payable by a life insurer is not derived from its operating result. In accordance with AASB 1038: 'Life Insurance Business', a reconciliation of income tax expense to income tax calculated as the current income tax rate applied to the net profit (loss) is not provided.

Profit (loss) from ordinary activities attributable to members

		Current period $A'm	Previous corresponding period $A'm
1.19	Profit (loss) from ordinary activities after tax (item 1.8)	(247)	(17)
1.20	Less (plus) outside equity interests	(550)	(420)
1.21	**Profit (loss) from ordinary activities after tax, attributable to members**	**303**	**403**

Details of revenues from ordinary activities

	Premium and related revenue		
1.22	Premium and related revenue received and receivable	7,568	8,767
1.23	Less deposits recognised as an increase in life insurance policy liabilities	(6,228)	(6,113)
1.24	**Premium and related revenue- recognised as revenue**	**1,340**	**2,654**
	Fees and other revenue		
1.25	Investment and management fees	383	410
1.26	Service fees	89	110
1.27	Other income	215	293
1.28	**Total fee and other revenue**	**687**	**813**
	Investment gains (losses)		
1.29	Interest	1,870	2,190
1.30	Dividends and distributions	1,020	1,072
1.31	Net rents	385	516
1.32	Net realised and unrealised gains (losses)	(6,715)	(4,843)
1.33	Other	141	110
1.34	**Total investment revenue**	**(3,299)**	**(955)**

Details of expenses from ordinary activities

	Claims		
1.35	Claims paid and payable	(8,978)	(9,753)
1.36	Less withdrawals recognised as a reduction in life insurance policy liabilities	6,524	4,613
1.37	**Total claims (expense) credit**	**(2,454)**	**(5,140)**
1.38	**Movement in life insurance policy liabilities**	**5,150**	**5,302**
	Operating expenses		
1.39	Life insurance business policy acquisition costs	(406)	(379)
1.40	Life insurance business policy maintenance costs	(476)	(643)
1.41	Goodwill amortisation	(27)	(27)
1.42	Other operating expenses	(860)	(1,245)
1.43	**Total expenses from ordinary activities, excluding borrowing costs**	**(1,769)**	**(2,294)**

Capitalised outlays

1.44	Interest costs capitalised in asset values	-	-
1.45	Outlays capitalised in intangibles	-	-

Specific relevant items

The following significant items of revenue (expense) are recognised in the statement of financial performance

		Current period $A'm	Previous corresponding period $A'm
1.46	Increase in value of Virgin One business prior to divestment	-	76
1.47	Increase in value of UK general insurance business prior to divestment	-	183
1.48	Decrease in the value of Australasian general insurance business prior to divestment	-	(183)

Consolidated retained profits

		Current period $A'm	Previous corresponding period $A'm
1.49	Retained profits (accumulated losses) at the beginning of the financial period	4,084	3,967
1.50	Net profit (loss) attributable to members (item 1.10)	303	403
1.51	Net transfers from (to) reserves	-	-
1.52	Net effect of changes in accounting policies	-	-
1.53	Dividends and other equity distributions paid or payable	(295)	(279)
1.54	**Retained profits (accumulated losses) at the end of the financial period**	**4,092**	**4,091**

Intangible items and extraordinary items

		Consolidated - current period			
		Before tax $A'm (a)	Related tax $A'm (b)	Related outside equity interests $A'm (c)	Amount (after tax) attributable to members $A'm (d)
2.1	Amortisation of goodwill	27	-	-	27
2.2	Amortisation of other intangibles	-	-	-	-
2.3	**Total amortisation of intangibles**	**27**	**-**	**-**	**27**
2.4	Extraordinary items	-	-	-	-
2.5	**Total extraordinary items**	**-**	**-**	**-**	**-**

Comparison of half year profits

(Preliminary final report only)

		Current year $A'm	Previous Year $A'm
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.21) in the half yearly report.	N/A	N/A
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year.	N/A	N/A

Consolidated statement of financial position

		At end of current period $A'm	As shown in last annual report $A'm	As in last half yearly report $A'm
	ASSETS			
4.1	Cash at bank and on deposit	9,607	8,485	6,355
4.2	Receivables	6,830	7,832	9,325
4.3	Equity securities	64,000	71,772	73,517
4.4	Debt securities	58,457	61,064	63,083
4.5	Property	16,325	18,072	18,777
4.6	Other investments	1,231	1,186	1,964
4.7	Operating assets	281	306	300
4.8	Deffered tax assets	406	367	365
4.9	Other assets	535	489	648
4.10	Intangibles	835	866	812
4.11	Excess market value over net assets of controlled entities	2,719	2,926	3,358
4.12	**Total assets**	**161,226**	**173,365**	**178,504**
	LIABILITIES			
4.13	Accounts payables	4,330	4,364	4,933
4.14	Income tax payable	375	166	353
4.15	Unearned premiums	82	108	814
4.16	Outstanding claims	3,297	3,772	5,462
4.17	Provisions	2,160	2,572	2,410
4.18	Deferred tax liabilities	982	1,666	1,991
4.19	Borrowings	10,816	10,668	11,375
4.20	Life insurance policy liabilities	119,922	130,188	131,468
4.21	Subordinated debt	2,491	2,544	2,512
4.22	**Total liabilities**	**144,455**	**156,048**	**161,318**
4.23	**Net assets**	**16,771**	**17,317**	**17,186**
	EQUITY			
	Equity attributable to shareholders			
4.24	Contributed equity	4,720	4,613	4,403
4.25	Capital reserves	510	510	510
4.26	Foreign currency translation reserve	141	313	199
4.27	Shareholder retained profits	4,092	4,084	4,091
4.28	**Total equity attributable to shareholders**	**9,463**	**9,520**	**9,203**
	Other equity			
4.29	Unattributed life funds	5,437	6,232	6,560
4.30	Other equity interests in controlled entities	1,871	1,565	1,423
4.31	**Total other equity**	**7,308**	**7,797**	**7,983**
4.32	**Total equity**	**16,771**	**17,317**	**17,186**

Exploration and evaluation expenditure capitalised

		Current period $A'm	Previous corresponding period $A'm
5.1	Opening balance	N/A	N/A
5.2	Expenditure incurred during current period	N/A	N/A
5.3	Expenditure written off during current period	N/A	N/A
5.4	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
5.5	Expenditure transferred to Development Properties	N/A	N/A
5.6	**Closing balance as shown in the consolidated balance sheet**	**N/A**	**N/A**

Development properties

		Current period $A'm	Previous corresponding period $A'm
6.1	Opening balance	N/A	N/A
6.2	Expenditure incurred during current period	N/A	N/A
6.3	Expenditure transferred from exploration and evaluation	N/A	N/A
6.4	Expenditure written off during current period	N/A	N/A
6.5	Acquisitions, disposals, revaluation increments, etc.	N/A	N/A
6.6	Expenditure transferred to mine properties	N/A	N/A
6.7	**Closing balance as shown in the consolidated balance sheet**	**N/A**	**N/A**

Consolidated statement of cash flows

		Current period $A'm	Previous corresponding period $A'm
	Cash flows from operating activities		
7.1	Cash receipts in the course of operations	8,361	9,063
7.2	Interest and other items of similar nature received	1,332	2,668
7.3	Dividends received	754	551
7.4	Cash payments in the course of operations	(10,853)	(10,632)
7.5	Borrowing costs	(337)	(350)
7.6	Income tax paid	(1)	(431)
7.7		**(744)**	**869**
	Cash flows from shareholder and policyholder *investing activities*		
7.8	Proceeds from sale of properties	1,817	501
7.9	Proceeds from sale of equities	12,738	25,944
7.10	Proceeds from sale of units in unit trusts	3,139	1,190
7.11	Proceeds from sale of interest-bearing securities	40,469	48,327
7.12	Proceeds from repayment of loans	2,552	1,715
7.13	Proceeds from sale of other investments	924	825
7.14	Payments to acquire properties	(670)	(358)
7.15	Payments to acquire equities	(10,882)	(25,964)
7.16	Payments to acquire units in unit trusts	(4,410)	(2,335)
7.17	Payments to acquire interest bearing securities	(38,710)	(45,082)
7.18	Loans granted	(3,018)	(2,696)
7.19	Payments to acquire other investments	(1,004)	(746)
7.20		**2,945**	**1,321**
7.21	**Net cash flows from operating activities and shareholder and policyholder investing activities**	**2,201**	**2,190**
	Cash flows from corporate investing activities		
7.22	Proceeds from sale of controlled and associated entities	105	344
7.23	Payments to acquire controlled and associated entities (net of cash acquired)	(463)	(30)
7.24	**Net cash flows from (used in) corporate investing activities**	**(358)**	**314**
	Cash flows from financing activities		
7.25	Proceeds from borrowings	1,555	3,027
7.26	Repayment of borrowings	(1,566)	(2,897)
7.27	Dividends paid	(205)	(186)
7.28	Proceeds from the issue of shares net of buy back	18	113
7.29	Other equity interest	341	114
7.30	**Net cash flows from financing activities**	**143**	**171**
7.31	**Net increase in cash**	1,986	2,675
7.32	Cash at beginning of period (see Reconciliation of cash)	9,315	4,732
7.33	Exchange rate adjustments to item 7.32	(184)	153
7.34	**Cash at end of period** (see Reconciliation of cash)	**11,117**	**7,560**

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period $A'm	Previous corresponding period $A'm
8.1	Cash on hand and at bank	3,582	722
8.2	Deposits at call (net of deposits in)	3,622	3,671
8.3	Bank overdraft	(81)	(78)
8.4	Short term bills and notes	3,994	3,245
8.5	**Total cash at end of period** (item 7.32)	**11,117**	**7,560**

Ratios

		Current period	Previous corresponding period
9.1	**Profit after tax attributable to shareholders / premium, fee and other revenue** Net profit (loss) for the period attributable to members (item 1.10) as a percentage of premium, fee and other revenue (item 1.1a, 1.1b) The movement in unattributed life funds (classified as other equity interests) is a significant and necessary factor in determining shareholder profit. Consequently, a ratio based on consolidated profit (loss) from ordinary activities before tax (item 1.4) which excludes movements in unattributed life funds is not a meaningful measure of the performance of the business. A more appropriate measure is; profit after tax attributable to shareholders/premium, fee and other revenue.	14.9%	11.6%
9.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.10) as a percentage of equity (similarly attributable) at the end of the period (item 4.28)	3.2%	4.4%

Earnings per security (EPS)

Details of basic and diluted eamings per share reported separately in accordance with paragraph 9 and 18 of AASB 1027: 'Eamings Per Share' are as follows:

	Current period (millions)	Previous corresponding period (millions)
Eamings used in calculating basic EPS and diluted EPS (1.10)	A$303	A$403
Weighted average number of ordinary shares used to calculate basic EPS	1132	1107
Add: potential ordinary shares	4	11
Weighted average number of ordinary shares used to calculate diluted EPS	1136	1118
Between reporting date and up to the completion of the Financial Report, 14,579 ordinary shares were issued and 700,000 shares were acquired through the on market buy back.		

NTA backing

	Current period $A	Previous corresponding period $A
11.1 Net tangible asset backing per ordinary security	$7.61	$7.52

Discontinuing operations

Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations.

N/A

Control gained over entities having material effect

13.1	Name of entity (or group of entities)	N/A
13.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group entities) since the date in the current period on which control was acquired	N/A
13.3	Date from which such profit has been calculated	
13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period	

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)	N/A
14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control	N/A
14.3	Date to which the profit (loss) in item 14.2 has been calculated	
14.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period	
14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	

Dividends

15.1	Date the dividend is payable	Tuesday, 29th October 2002
15.2	Record date to determine entitlements to the dividend (ie, on the basis of registrable transfers received by 5.00 pm if securities are not CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if securities are CHESS approved)	Friday, 4th October 2002
15.3	If it is a final dividend, has it been declared?	N/A

Amount per security

			Amount Per Security	Franked Amount per Security at 30% tax	Amount Per Security of Foreign Source Dividend
15.4	**Final dividend:**	Current year	N/A	N/A	N/A
15.5		Previous year	N/A	N/A	N/A
15.6	**Interim dividend:**	Current year	26 cents	15%	Nil
15.7		Previous year	25 cents	15%	Nil

Total dividend per security (interim plus final)

(preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	N/A	N/A
15.9 Preference securities	N/A	N/A

Half Year report - interim dividend on all securities

	Current period $A'm	Previous corresponding period $A'm
15.10 Ordinary securities	295	279
15.11 Preference securities	N/A	N/A
15.12 Total	**295**	**279**

The dividend or distribution plans shown below are in operation.

AMP Limited offers a Dividend Reinvestment Plan under which shareholders who have a registered address in, and are residents of, Australia and New Zealand are invited to reinvest all or part of any dividends receivable in additional shares. The price of the shares issued under the plan is the market price of the shares as defined in the plan rules rounded down to the nearest 10 cents.

The last date(s) for receipt of election notices for the dividend or distribution plans	Friday, 4th October 2002
Any other disclosures in relation to dividends	N/A

Details of aggregate share of profits (losses) of associates and joint venture entities

		Current period $A'm	Previous corresponding period $A'm
16.1	Profit (loss) from ordinary activities before income tax	N/A	N/A
16.2	Income tax on ordinary activities	N/A	N/A
16.3	**Profit (loss) from ordinary activities after income tax**	**N/A**	**N/A**
16.4	Extraordinary items net of tax	N/A	N/A
16.5	**Net profit (loss)**	**N/A**	**N/A**
16.6	Adjustments	N/A	N/A
16.7	**Net profit (loss) attributable to members**	**N/A**	**N/A**

Material interests in entities which are not controlled entities

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.8)	
	Current period	Previous corresponding period	Current period $A'm	Previous corresponding period $A'm
17.1 Equity accounted associates and joint venture entities	N/A	N/A	N/A	N/A
17.2 Total	**N/A**	**N/A**	**N/A**	**N/A**
17.3 Other material interests	N/A	N/A	N/A	N/A
17.4 Total	**N/A**	**N/A**	**N/A**	**N/A**

Issued and quoted securities at end of current period

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

	Category of securities	Total Number	Number Quoted	Issue Price Per Security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Prefrence securities** (description)	N/A	N/A	N/A	N/A
18.2	*Changes during current period* (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions	N/A	N/A	N/A	N/A
18.3	**Ordinary securities**	1,134,279,118	1,134,279,118	N/A	N/A
18.4	*Changes during current period*				
	(a) Increases through issues	7,750,686	7,750,686	N/A	N/A
	(b) Decreases through returns of capital, buybacks, redemptions	1,974,366	1,974,366	N/A	N/A
18.5	**Convertible debt securities (description and conversion factor)**	N/A	N/A	N/A	N/A
18.6	Changes during current period				
	(a) Increases through issues	N/A	N/A	N/A	N/A
	(b) Decreases through securities matured, converted	N/A	N/A	N/A	N/A

18.7	Options (description and conversion factor)	Total number	Number quoted	Exercise price	Expiry date (if any)
	MD & CEO Option Plan	1,282,980	Nil	$A 15.93	24-Aug-2009
	Executive Option Plan	5,512,660	Nil	$A 16.00	13-Jun-2003
		2,642,158	Nil	$A 16.13	25-Jun-2009
		170,843	Nil	$A 15.80	25-Jun-2009
		50,000	Nil	$A 16.49	30-Jul-2009
		247,000	Nil	$A 15.47	29-Oct-2009
		40,000	Nil	$A 16.10	17-Dec-2009
		88,500	Nil	$A 16.77	31-Dec-2009
		335,000	Nil	$A 16.13	21-Jan-2010
		30,000	Nil	$A 14.33	18-Feb-2010
		5,723,560	Nil	$A 16.41	29-Jun-2010
		235,000	Nil	$A 17.94	25-Aug-2010
		200,000	Nil	$A 17.37	27-Oct-2010
		140,000	Nil	$A 19.03	08-Dec-2010
		4,366	Nil	$A 18.68	31-Jan-2011
		195,634	Nil	$A 18.84	31-Jan-2011
		110,000	Nil	$A 19.29	26-Feb-2011
		43,308	Nil	$A 19.77	20-Mar-2011
		20,000	Nil	$A 19.29	18-May-2011
		4,981,000	Nil	$A 20.46	20-Jul-2011
		60,000	Nil	$A 18.26	14-Dec-2011
		100,000	Nil	$A 19.44	22-Mar-2012
	Employee Option Plan	4,917,158	Nil	$A 16.00	13-Jun-2003
		2,167,018	Nil	$A 16.13	25-Jun-2009
		84,144	Nil	$A 15.80	25-Jun-2009
		1,623,965	Nil	$A 16.77	31-Dec-2009
		5,634,532	Nil	$A 16.41	29-Jun-2010
		51,406	Nil	$A 17.37	27-Oct-2010
		10,000	Nil	$A 19.03	08-Dec-2010
		1,965,500	Nil	$A 20.46	20-Jul-2011
		9,000	Nil	$A 19.57	24-Aug-2011
		30,000	Nil	$A 18.26	14-Dec-2011
	UK Share Save Scheme	3,502	Nil	£6.73	26-Jan-2002
		453,196	Nil	£5.75	27-Mar-2003
		628,389	Nil	£5.25	27-Sep-2003
	Performance Share and Option Plan	15,000	Nil	Nil	09-Mar-2004
		20,000	Nil	Nil	20-Jun-2004
		60,000	Nil	Nil	12-Jul-2003
		10,000	Nil	Nil	10-Oct-2003
18.8	**Issued during current period**				
	Executive Option Plan	100,000	Nil	$A 19.44	22-Mar-2012

	Options (Continued)	Total number	Number quoted	Exercise price	Expiry date (if any)
18.9	**Exercised during current period**				
	Executive Option Plan	427,354	Nil	$A 16.00	13-Jun-2003
		35,000	Nil	$A 16.13	25-Jun-2009
		102,000	Nil	$A 16.41	29-Jun-2010
	Employee Option Plan	824,913	Nil	$A 16.00	13-Jun-2003
		64,209	Nil	$A 16.13	25-Jun-2009
		1,609	Nil	$A 15.80	25-Jun-2009
		24,990	Nil	$A 16.77	31-Dec-2009
		791,389	Nil	$A 16.41	29-Jun-2010
	UK Share Save Scheme	39,303	Nil	£6.73	26-Jan-2002
		5,006	Nil	£5.75	27-Mar-2003
		3,564	Nil	£5.25	27-Sep-2003
18.10	**Expired during current period**				
	Executive Option Plan	49,941	Nil	$A 16.00	13-Jun-2003
		104,367	Nil	$A 16.13	25-Jun-2009
		12,637	Nil	$A 15.80	25-Jun-2009
		306,834	Nil	$A 16.41	29-Jun-2010
	Employee Option Plan	130,677	Nil	$A 16.00	13-Jun-2003
		1,034,889	Nil	$A 16.13	25-Jun-2009
		10,644	Nil	$A 15.80	25-Jun-2009
		1,003,088	Nil	$A 16.77	31-Dec-2009
		1,451,390	Nil	$A 16.41	29-Jun-2010
		4,297	Nil	$A 17.37	27-Oct-2010
	UK Share Save Scheme	533,505	Nil	£6.73	26-Jan-2002
		44,360	Nil	£5.75	27-Mar-2003
		65,292	Nil	£5.25	27-Sep-2003
18.11	**Debentures** (totals only)	12,403,456	12,403,456		
18.12	**Unsecured notes** (totals only)	N/A	N/A		

Segment reporting

30 June 2002	AMP Financial Services	UK Financial Services	Henderson Global Investors	AMP International	Other[3]	Un-allocated[4]	Elim-inations[5]	Total
Segment revenue [1]	(724)	(1,320)	455	276	78	544	(581)	(1,272)
Segment result								
Profit (loss) from ordinary activities before income tax	(119)	(533)	145	(10)	7	(171)	(33)	(714)
Income tax (expense) credit	259	224	(38)	7	3	12	-	467
Net profit (loss) from ordinary activities after income tax	140	(309)	107	(3)	10	(159)	(33)	(247)
Normalisation adjustment	132	69	1	-	10	(212)	-	-
Other equity interests	35	515	-	-	-	-	-	550
Normalised net segment profit (loss) after tax attributable to shareholders of AMP Limited [2]	**307**	**275**	**108**	**(3)**	**20**	**(371)**	**(33)**	**303**

30 June 2001	AMP Financial Services	UK Financial Services	Henderson Global Investors	AMP International	Other[3]	Un-allocated[4]	Elim-inations[5]	Total
Segment revenue [1]	2,542	(1,910)	528	327	1,423	432	(830)	2,512
Segment result								
Profit (loss) from ordinary activities before income tax	400	(624)	173	67	138	(191)	(43)	(80)
Income tax (expense) credit	(100)	274	(47)	3	(41)	(26)	-	63
Net profit (loss) from ordinary activities after income tax	300	(350)	126	70	97	(217)	(43)	(17)
Normalisation adjustment	12	184	(11)	-	(16)	(169)	-	-
Other equity interests	(23)	443	-	-	-	-	-	420
Normalised net segment profit (loss) after tax attributable to shareholders of AMP Limited [2]	**289**	**277**	**115**	**70**	**81**	**(386)**	**(43)**	**403**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses).*
2. *Net profit after tax attributable to shareholders by business segments varies from the Detailed Analysis of Shareholder Profit in the Directors' Report which attributes only operating margins to business segments whereas this segment note also includes normalised investment income for each segment.*
3. *Other includes businesses sold, to be sold and in run-off. In 2001 the amount includes the general insurance business which was sold in July 2001 – segment revenue of $1,254m and profit (loss) from ordinary activities before income tax of $32m.*
4. *To eliminate the impact of market volatility on the underlying performance of the business segments, investment income on shareholder capital attributed to the business segments is normalised. The excess or shortfall between the normalised return and the actual investment income is part of the unallocated amount.*
5. *The elimination of net profit after income tax attributable to shareholders represents the amount included in the AMP Financial Services segment for dividends paid by UK Financial Services to AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.*

Segment reporting (continued)

Business segments

- AMP Financial Services provides financial planning services, investment services, superannuation and life insurance products in Australia and New Zealand.
- UK Financial Services provides financial planning services, investment services, retirement products, savings products, and insurance products in the United Kingdom.
- Henderson Global Investors provide investment management services including private capital and property portfolios and socially responsible investments.
- AMP International comprises AMP Banking, Virgin Direct, eBusiness strategies and initiatives and new geographic markets.
- Other includes businesses sold, to be sold and in run-off:
  - (i) General Insurance business;
  - (ii) Corporate insurance operations, mortgage insurance operations and reinsurance operations; and
  - (iii) Cogent.

Comments by Directors

Basis of financial report preparation

19.1 Material factors affecting the revenues and expenses of the economic entity for the current period

Details of factors affecting the revenues and expenses of the economic entity for the current period are set out in the attached Half Year Directors' Report and Financial Report.

19.2 A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer to attached Half Year Directors' Report and Financial Report.

19.3 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year

Based on current estimates, it is likely that future dividends will be partly franked to 15%. At 30 June 2002, there is a balance of $174 million in the dividend franking account after adjusting for: 1) Franking credits which will arise from the payment of income tax provided in 2002 or earlier 2) Franking credits utilised in paying the 2002 interim dividend 3) Franking credits the group may be prevented from distributing in the subsequent period.

19.4 Changes in accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report except as follows:

Comparative information Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

19.5 Revisions in estimates of amounts reported in previous interim periods.

N/A

19.6 Changes in contingent liabilities or assets.

As at the date of this report, there have been no material changes to the contingent liabilities reported in the 2001 Annual Financial Report except for:

(i) At 31 December 2001, a controlled entity was a defendant in legal proceedings relating to an inwards reinsurance contract. The proceedings also involved a related outwards reinsurance contract.

The matter was settled in June 2002.

(ii) Reinsurance Notes were issued to former GIO shareholders as part of a scheme of arrangement to purchase 43% of GIO. One Reinsurance Note was issued for each GIO share held, entitling the holder to receive two cash instalments in the future. The amounts payable under the first instalment, which was due in September 2000, was nil for each Reinsurance Note. Any amounts payable under the second instalment amount would be payable in September 2002 (or upon the earlier sale of GIO Reinsurance).

The accumulated business profits of the Reinsurance Division for the period 1 July 1999 to 30 June 2002 (as calculated in accordance with the Reinsurance Note Trust Deed) has been determined at a meeting of Directors of AMP Insurance Investment Holdings Pty. Limited on 16 August 2002. In accordance with the provisions of the Reinsurance Note Trust Deed, the amount payable under the second instalment for each Reinsurance Note is nil and the Reinsurance Notes have been redeemed in full and cancelled.

(iii) Grant Samuel has joined GIO Insurance Limited (now Gordian Run Off Limited) as a cross defendant to the proceedings commenced in the Federal Court in August 1999 against GIO Australia Holdings Limited (now AG Australia Holdings Limited) ("GIOAH"), Grant Samuel & Associates Pty Limited and a number of its former directors as disclosed in previous financial statements.

The proceedings were instituted on behalf of certain shareholders in GIOAH at the time of the takeover offer who owned shares in GIOAH continuously between 25 August 1998 and 4 January 1999, other than shareholders related to the defendants.

These proceedings are still not at the stage where the Group is able to determine the extent, if any, of its potential liability.

(iv) On 20 June 2002 legal proceedings were issued out of US Bankruptcy Court in Portland Oregon, against AMP Life Ltd ("AMPL"), AMP Henderson Global Investors Ltd ("HGI") and a number of officers of AMP Limited. The proceedings were served on AMPL in July 2002 but service on HGI has not been validly effected. The proceedings have been commenced as third party proceedings following confirmation by the Bankruptcy Court of the AMP supported Chapter XI reorganisation plan filed by the debtor company. The plaintiff in the third party proceedings had sought to stay the confirmation order but was unsuccessful.

The writ alleges that the defendants breached written and oral agreements and fiduciary duties owed to the plaintiffs by virtue of AMP Life Ltd's 90% shareholding in a private capital investment managed by HGI. The plaintiff was a 10% shareholder in this investment. The proceedings are at an early stage and it is too early to determine the extent ,if any, of potential liability.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N/A
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: * initial service charges * management fees * other fees	N/A

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	N/A
Time	N/A
Approximate date the annual report will be available	N/A

Compliance statement

1 This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	As discussed in Note 1 of the notes to the financial statements, AMP has complied with Accounting Standards as defined in the Corporations Act 2001.

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

(Tick one)

- [ ] The accounts have been audited.
- [x] The accounts have been subject to review.
- [ ] The accounts are in the process of being audited or subject to review.
- [ ] The accounts have not yet been audited or reviewed.

5 The entity has a formally constituted audit committee.

Sign here: .... Date: 22nd August 2002
(Director)

Print name: **PAUL BATCHELOR**

AMP Limited

ABN 49 079 354 519

Half year Directors' Report and Financial Report

30 June 2002

TABLE OF CONTENTS

Directors' Report	2
Consolidated Financial Report	
Statement of financial performance	5
Statement of financial position	6
Statement of cash flows	7
Notes to the financial statements	
1. Basis of preparation of the half year Financial Report	8
2. Segment information	9
3. Revenues from ordinary activities	11
4. Expenses from ordinary activities	12
5. Significant items	13
6. Unattributed life funds	14
7. Contingent liabilities	15
Directors' Declaration	16
Independent Review Report	17

AMP LIMITED

DIRECTORS' REPORT

For the half year ended 30 June 2002

Your Directors present their report on the consolidated entity consisting of AMP Limited and its controlled entities (AMP) for the half year ended 30 June 2002.

DIRECTORS

The directors of AMP Limited during the half year and up to the date of this report were:

S D M Wallis, AC – *Chairman*
P J Batchelor
Sir Malcolm Bates
P A Cross
R J Grellman
Lord Killearn
P K Mazoudier
I A Renard

All directors were in office from the beginning of the half year until the date of this report.

REVIEW OF OPERATIONS AND RESULTS

- The result for the first half of 2002 was net profit after tax attributable to shareholders of $303 million, compared to $403 million for the corresponding period last year. The difference in profit principally reflects the non-recurring profit made on the sale of Virgin One and Resolve Engineering in the first half of 2001, and reduced investment income and slightly increased non-recurring costs in the first half of 2002. A detailed analysis of the profit is shown later in this report.

- AMP's results are made up of two primary components: operating margins and investment income.

- Notwithstanding difficult investment markets, the business achieved growth of 3% in core recurring operating margins to $470 million compared to $458 million in the previous corresponding period.

- In our operating businesses, AMP Financial Services in Australia and New Zealand performed well, with $197 million of core recurring operating margins – relatively steady compared with $198 million in the previous corresponding period and strong growth in new business. AMP Financial Services added to its distribution capacity through the acquisition of the financial planning business of PricewaterhouseCoopers in June.

- AMP UK Financial Services businesses lifted core recurring operating margins by 5% to $174 million, compared to $166 million in the previous corresponding period, in a difficult market. We expect the second half of 2002 to be equally as challenging for AMP UK Financial Services with the possibility of continuing depressed markets, product closures and bonus rate reductions.

- The core recurring operating margins of Henderson Global Investors, AMP's asset management business, were $102 million, compared to $100 million in the previous corresponding period.

- AMP's results for the second half are expected to be influenced significantly by the performance of investment markets and the related market impacts on assets under management and new business.

- Residual exposures in reinsurance and lines of corporate insurance business retained by AMP continue to be run down.

- AMP International's operating businesses continued to show growth including new businesses in Japan and India. AMP Banking continued to build profitability in Australia and New Zealand. AMP International entered the European market through the acquisition of Commerzbank Asset Management Italia in June.

DIRECTORS' REPORT

For the half year ended 30 June 2002

- Investment income was low due to a reduction in market value of equity investments. This had an adverse impact on the first half net profit after tax. Any impact on the full year result for 2002 will be dependent upon the performance of investment markets in the second half of the year.

- Assets under management at 30 June 2002 totalled $265 billion down from $292 billion as at 31 December 2001 with new business growth offset by product outflows and the impact of lower equity markets and currency effects.

- The aggregate of all life insurance premiums received and receivable decreased overall by 3% to $7.6 billion, down from $7.8 billion for the previous corresponding period. These amounts include premiums received and receivable on policies in the life insurance funds in the nature of deposits which increased by 2% to $6.2 billion, up from $6.1 billion. For financial reporting purposes these items are accounted for as an increase in life insurance policy liabilities and only the margins attributable to AMP from that business are classified as revenue in the Statement of Financial Performance.

- Shareholder capital and reserves have decreased to $9,463 million from $9,520 million at 31 December 2001, reflecting the net effect of the decrease in reserves due to the weakening of sterling against the Australian dollar and the increase resulting from profit for the first half after dividends. The movement also includes additional share capital of $140 million issued under the Dividend Reinvestment and Share Purchase and Option Plans offset by $33 million of shares acquired through the on market buy back announced in May 2002.

- The sale of the Cogent investment administration business to BNP Paribas was announced in May 2002, but has not been reflected in this report because the transaction has not been completed. Cogent's operating results for the period are included within Other (businesses sold, to be sold and in run-off).

DIVIDENDS

The Directors propose an interim dividend of 26 cents per share, up 1 cent per share on the 2001 interim dividend. The dividend is franked at 15%.

Based on current estimates it is likely that in the near term dividends will be franked to 15%.

ROUNDING

In accordance with the Australian Securities and Investments Commission Class Order 98/100, amounts in this Directors' Report and the accompanying financial report have been rounded off to the nearest million Australian dollars, unless stated otherwise.

Signed in accordance with a resolution of the Directors.

Stan Wallis, AC
Chairman

Paul Batchelor
Chief Executive Officer

Sydney, 22 August 2002

AMP LIMITED

DETAILED ANALYSIS OF SHAREHOLDER PROFIT

For the half year ended 30 June 2002

This table shows a detailed analysis of the source of net profit after tax attributable to shareholders of AMP Limited by business unit for the half year ended 30 June 2002.

(All amounts are after income tax)	Half year 30 June 2002 A$m	Half year 30 June 2001 A$m
Core recurring operating margins[1]		
AMP Financial Services	197	198
UK Financial Services	174	166
Henderson Global Investors	102	100
AMP International	(3)	(6)
Total core recurring operating margins	**470**	**458**
Non recurring margins		
AMP Financial Services	(3)	(24)
UK Financial Services	(11)	-
Henderson Global Investors	-	10
AMP International	-	76
Total non recurring margins	**(14)**	**62**
Other – businesses sold, to be sold and in run-off	21	53
Total operating margins	**477**	**573**
Normalised investment income attributable to business units	233	258
Interest expense on corporate debt	(97)	(130)
Amortisation of goodwill	(27)	(27)
Corporate and other expenses	(44)	(38)
Normalised contribution	542	636
Investment income adjustment[2]	(239)	(233)
Net profit after tax attributable to shareholders	**303**	**403**

Note:

1. *Core recurring operating margins include experience profits (losses), capitalised losses and reversals amounting in aggregate to A$14m gain (2001: A$54m gain).*
2. *To eliminate the impact of market volatility on the underlying performance of the business segments, investment income on shareholder capital attributed to the business segments is normalised. The excess or shortfall between the normalised return and the actual investment income attributable to the business units is included in the investment income adjustment - $212m shortfall (2001: $169m shortfall).*

AMP LIMITED

STATEMENT OF FINANCIAL PERFORMANCE

For the half year ended 30 June 2002

	Note	Half year 30 June 2002 A$m	Half year 30 June 2001 A$m
All interests - policyholder funds, unattributed life funds and shareholder funds			
Premium and related revenue	3	1,340	2,654
Fee and other revenue	3	687	813
Investment gains (losses)	3	(3,299)	(955)
Claims expense	4	(2,454)	(5,140)
Movement in life insurance policy liabilities		5,150	5,302
Operating expenses	4	(1,769)	(2,294)
Borrowing costs		(369)	(460)
Profit (loss) from ordinary activities before income tax		(714)	(80)
Income tax (expense) credit		467	63
Net profit (loss) from ordinary activities after income tax		(247)	(17)
Other equity interests			
Unattributed life funds	6	515	443
Outside equity interests - controlled entities		35	(23)
Net profit after tax attributable to shareholders of AMP Limited		**303**	**403**
Net exchange difference on translating self-sustaining foreign operations		(172)	97
Total changes in equity other than those resulting from transactions with owners as owners		**131**	**500**

	A$ cents per share	A$ cents per share
Basic earnings per ordinary share	26.8	36.4
Diluted earnings per ordinary share	26.7	36.1
Proposed and paid dividends per share	26.0	25.0

AMP LIMITED

STATEMENT OF FINANCIAL POSITION

As at 30 June 2002

	30 June 2002 A$m	31 Dec 2001 A$m
Assets		
Cash at bank and on deposit	9,607	8,485
Receivables	6,830	7,832
Equity securities	64,000	71,772
Debt securities	58,457	61,064
Property	16,325	18,072
Other investments	1,231	1,186
Operating assets	281	306
Deferred tax assets	406	367
Other assets	535	489
Intangibles	835	866
Excess of market value over net assets of controlled entites	2,719	2,926
Total assets	**161,226**	**173,365**
Liabilities		
Accounts payable	4,330	4,364
Income tax payable	375	166
Unearned premiums	82	108
Outstanding claims	3,297	3,772
Provisions	2,160	2,572
Deferred tax liabilities	982	1,666
Borrowings	10,816	10,668
Life insurance policy liabilities	119,922	130,188
Subordinated debt	2,491	2,544
Total liabilities	**144,455**	**156,048**
Net assets	**16,771**	**17,317**
Equity attributable to shareholders		
Contributed equity	4,720	4,613
Capital reserve	510	510
Foreign currency translation reserve	141	313
Shareholders' retained profits	4,092	4,084
Total equity attributable to shareholders	**9,463**	**9,520**
Other equity		
Unattributed life funds	5,437	6,232
Other equity interests in controlled entities	1,871	1,565
Total other equity	**7,308**	**7,797**
Total equity	**16,771**	**17,317**

AMP LIMITED

STATEMENT OF CASH FLOWS

For the half year ended 30 June 2002

	Half year 30 June 2002 A$m	Half year 30 June 2001 A$m
Cash flows from operating activities		
Cash receipts in the course of operations	8,361	9,063
Interest and other items of a similar nature received	1,332	2,668
Dividends received	754	551
Cash payments in the course of operations	(10,853)	(10,632)
Borrowing costs	(337)	(350)
Income tax paid	(1)	(431)
	(744)	**869**
Cash flows from shareholder and policyholder investing activities		
Proceeds from sale of properties	1,817	501
Proceeds from sale of equities	12,738	25,944
Proceeds from sale of units in unit trusts	3,139	1,190
Proceeds from sale of interest-bearing securities	40,469	48,327
Proceeds from repayment of loans	2,552	1,715
Proceeds from sale of other investments	924	825
Payments to acquire properties	(670)	(358)
Payments to acquire equities	(10,882)	(25,964)
Payments to acquire units in unit trusts	(4,410)	(2,335)
Payments to acquire interest-bearing securities	(38,710)	(45,082)
Loans granted	(3,018)	(2,696)
Payments to acquire other investments	(1,004)	(746)
	2,945	**1,321**
Net cash flows from operating activities and shareholder and policyholder investing activities	**2,201**	**2,190**
Cash flows from corporate investing activities		
Proceeds from sale of controlled and associated entities	105	344
Payments to acquire controlled and associated entities (net of cash acquired)	(463)	(30)
Net cash flows from (used in) corporate investing activities	**(358)**	**314**
Cash flows from financing activities		
Proceeds from borrowings	1,555	3,027
Repayment of borrowings	(1,566)	(2,897)
Dividends paid	(205)	(186)
Proceeds from the issue of shares net of buy back	18	113
Other equity interest	341	114
Net cash flows from financing activities	**143**	**171**
Net increase in cash	1,986	2,675
Balance at the beginning of the half year	9,315	4,732
Effect of exchange rate changes on cash balances	(184)	153
Balance at the end of the half year	**11,117**	**7,560**

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

1. BASIS OF PREPARATION OF THE HALF YEAR FINANCIAL REPORT

This general purpose consolidated Financial Report for the half year ended 30 June 2002 has been prepared in accordance with Accounting Standard AASB 1029: 'Interim Financial Reporting', other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and the Corporations Act 2001.

This half year Financial Report does not include all the notes of the type normally included in the Annual Financial Report. Accordingly, this report should be read in conjunction with the Annual Financial Report of AMP Limited for the year ended 31 December 2001 and any public announcements made by AMP Limited and its controlled entities (AMP) during the half year in accordance with the continuous disclosure obligations arising under the Corporations Act 2001 and the ASX Listing Rules.

For the purpose of the half year Financial Report, the half year has been treated as a discrete reporting period.

AMP is predominantly a financial services operation conducted through life insurers and financial institutions. The Financial Report comprising the assets, liabilities, revenues and expenses of the group's life insurance operations are measured on the basis of net market value and net present value. The assets and liabilities integral to the discontinuing corporate and reinsurance business activities are measured on the basis of net market value and net present value. All remaining activities within the group are accounted for in accordance with the historical cost convention. This accounting policy and all the other accounting policies adopted in this report are consistent with those of the previous financial year and corresponding half year.

Classification of cash flows between operating activities and investing activities has changed from previous Financial Reports to disclose proceeds and payments relating to investment trading activities with operating cash flows. Comparatives have been restated.

Where necessary, comparative information has been reclassified to be consistent in disclosure with current period amounts and other disclosures.

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

2. SEGMENT INFORMATION

BUSINESS SEGMENTS

30 June 2002	AMP Financial Services	UK Financial Services	Henderson Global Investors	AMP Internat-ional	Other[3]	Un-allocated[4]	Elim-inations[5]	Total
Segment revenue [1]	(724)	(1,320)	455	276	78	544	(581)	(1,272)
Segment result								
Profit (loss) from ordinary activities before income tax	(119)	(533)	145	(10)	7	(171)	(33)	(714)
Income tax (expense) credit	259	224	(38)	7	3	12	-	467
Net profit (loss) from ordinary activities after income tax	140	(309)	107	(3)	10	(159)	(33)	(247)
Normalisation adjustment	132	69	1	-	10	(212)	-	-
Other equity interests	35	515	-	-	-	-	-	550
Normalised net segment profit (loss) after tax attributable to shareholders of AMP Limited [2]	**307**	**275**	**108**	**(3)**	**20**	**(371)**	**(33)**	**303**

30 June 2001	AMP Financial Services	UK Financial Services	Henderson Global Investors	AMP Internat-ional	Other[3]	Un-allocated[4]	Elim-inations[5]	Total
Segment revenue [1]	2,542	(1,910)	528	327	1,423	432	(830)	2,512
Segment result								
Profit (loss) from ordinary activities before income tax	400	(624)	173	67	138	(191)	(43)	(80)
Income tax (expense) credit	(100)	274	(47)	3	(41)	(26)	-	63
Net profit (loss) from ordinary activities after income tax	300	(350)	126	70	97	(217)	(43)	(17)
Normalisation adjustment	12	184	(11)	-	(16)	(169)	-	-
Other equity interests	(23)	443	-	-	-	-	-	420
Normalised net segment profit (loss) after tax attributable to shareholders of AMP Limited [2]	**289**	**277**	**115**	**70**	**81**	**(386)**	**(43)**	**403**

Notes:

1. *Segment revenue is the aggregate of premium and related revenue, fee and other revenue and investment gains (losses) as detailed in Note 3.*
2. *Net profit after tax attributable to shareholders by business segments varies from the Detailed Analysis of Shareholder Profit in the Directors' Report which attributes only operating margins to business segments whereas this segment note also includes normalised investment income for each segment.*
3. *Other includes businesses sold, to be sold and in run-off. In 2001 the amount includes the general insurance business which was sold in July 2001 – segment revenue of $1,254m and profit (loss) from ordinary activities before income tax of $32m.*
4. *To eliminate the impact of market volatility on the underlying performance of the business segments, investment income on shareholder capital attributed to the business segments is normalised. The excess or shortfall between the normalised return and the actual investment income is part of the unallocated amount.*
5. *The elimination of net profit after income tax attributable to shareholders represents the amount included in the AMP Financial Services segment for dividends paid by UK Financial Services to AMP Financial Services on the preference shares held by AMP Financial Services in UK Financial Services.*

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

Business segments

- **AMP Financial Services** provides financial planning services, investment services, superannuation and life insurance products in Australia and New Zealand.
- **UK Financial Services** provides financial planning services, investment services, retirement products, savings products, and insurance products in the United Kingdom.
- **Henderson Global Investors** provide investment management services including private capital and property portfolios and socially responsible investments.
- **AMP International** comprises AMP Banking, Virgin Direct, eBusiness strategies and initiatives and new geographic markets.
- **Other** includes businesses sold, to be sold and in run-off:
  - (i) General Insurance business;
  - (ii) Corporate insurance operations, mortgage insurance operations and reinsurance operations; and
  - (iii) Cogent.

AMP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

3. ANALYSIS OF REVENUES FROM ORDINARY ACTIVITIES

	Half year 30 June 2002 A$m	Half year 30 June 2001 A$m
Premium and related revenue[1]		
Life insurance premium and related revenue received and receivable	7,553	7,808
Less: deposits recognised as an increase in life insurance policy liabilities	(6,228)	(6,113)
Life insurance premium and related revenue - recognised as revenue	1,325	1,695
General insurance premium and related revenue received and receivable	15	959
Total premium and related revenue	**1,340**	**2,654**
Fee and other revenue		
Investment management fees	383	410
Service fees	89	110
Other revenue	215	293
Total fee and other revenue	**687**	**813**
Investment gains (losses)[2]		
Interest		
- Other related parties - associated entities	9	21
- Other corporations	1,861	2,169
Dividends and distributions		
- Other related parties - associated entities	78	16
- Other corporations	942	1,056
Net rents	385	516
Net realised and unrealised gains (losses)	(6,715)	(4,843)
Other investment income	141	110
Total investment gains (losses)	**(3,299)**	**(955)**
Total revenue from ordinary activities	**(1,272)**	**2,512**

Note:

1. *Life insurance premiums are split between their revenue and deposit components. A similar split has been applied to life insurance claims between their expense and withdrawal components and a corresponding offsetting adjustment (ie. equivalent to the net of the adjustment to premiums and claims) is made to "Movement in life insurance policy liabilities". There is no profit effect.*
2. *Investment gains (losses) include all investment income received and receivable and realised and unrealised gains and losses from investment transactions relating to all policyholder funds, unattributed life funds and shareholder funds. The amount attributable to shareholders is a loss of $6 million (2001: $25 million gain).*

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

4. ANALYSIS OF EXPENSES FROM ORDINARY ACTIVITIES

	Half year 30 June 2002 A$m	Half year 30 June 2001 A$m
Claims		
Life insurance claims paid and payable	(9,052)	(8,812)
Less: withdrawals recognised as a reduction in life insurance policy liabilities	6,524	4,613
Life insurance claims recognised as expense	(2,528)	(4,199)
General insurance claims recognised as expense	74	(941)
Claims expense	**(2,454)**	**(5,140)**

	Half year 30 June 2002 A$m	Half year 30 June 2001 A$m
Operating expenses		
Life insurance business policy acquisition costs	(406)	(379)
Life insurance business policy maintenance costs	(476)	(643)
Goodwill amortisation	(27)	(27)
Administration overheads (employee costs, information technology, occupancy and other)	(860)	(1,245)
Operating expenses	**(1,769)**	**(2,294)**

AMP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

5. SIGNIFICANT ITEMS

The following items have been recognised in the statement of financial performance for the period:

	Significant items before income tax	Income tax on significant items	Policyholder interests in significant items after income tax	Significant items after income tax attributable to shareholders
	A$m	A$m	A$m	A$m
2002 - Consolidated				
There are no significant items in the half year ended 30 June 2002.				
2001 - Consolidated				
Divestment from general insurance business				
- Increase in the value of UK general insurance business prior to divestment	250	(67)	-	183
- Decrease in the value of Australasian general insurance business prior to divestment	(233)	50	-	(183)
Other significant items				
- Increase in value of Virgin One business prior to divestment	76	-	-	76

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

6. UNATTRIBUTED LIFE FUNDS

For those UK life insurance funds which include participating business, part of the assets in excess of the policy liabilities calculated under the Margin on Services (MoS) methodology are neither attributed to shareholders or policyholders.

Distributions from the UK with-profits funds are governed by UK statutory requirements which are not based on Australian Life Act principles.

The MoS methodology, which is described in detail in the Annual Financial Report, is applied for the purposes of preparing AMP Group consolidated financial statements in accordance with Australian Accounting Standards AASB 1038 'Life Insurance Business'.

This approach allows for the shareholders' entitlement to 10% of the surplus distributed in respect of these funds. The remaining 90% (30 June 2002: $5,437 million; 31 December 2001: $6,232 million) of the excess assets is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests.

The unattributed life funds are increased by the UK operating profits on participating business not allocated to shareholders, less distributions to UK with-profits policyholders by way of bonuses. A large component of the UK operating profits is the investment earnings on the excess assets in the with-profits funds. While investment earnings will fluctuate from one period to the next, bonus distributions are determined with reference to a more long term sustainable basis than the current year's returns. The movement in unattributed life funds is therefore variable, depending on investment earnings and bonus distributions in each period.

The table following shows the movements in unattributed life funds for the period.

	Half year 30 June 2002 A$m	Half year 30 June 2001 A$m
Profit of the participating business UK life funds for the period	489	908
Less notional 10% attributed to shareholder	(51)	(95)
	438	813
Less bonuses credited to participating policyholders for the period	(762)	(989)
Bonus subsidy for the period provided from accumulated unattributed life funds	(324)	(176)
Investment losses for the period on accumulated unattributed life funds	(191)	(267)
Decrease in unattributed life funds for the period	(515)	(443)
Opening balance of accumulated unattributed life funds	6,232	6,802
Effect of exchange rate changes on translation	(280)	201
Closing balance of accumulated unattributed life funds	**5,437**	**6,560**

The impact of exchange rate movements is accounted for through the foreign currency translation reserve, and not through the statement of financial performance.

NOTES TO THE FINANCIAL STATEMENTS

For the half year ended 30 June 2002

7. CONTINGENT LIABILITIES

As at the date of this report, there have been no material changes to the contingent liabilities reported in the 2001 Annual Financial Report except for:

(i) At 31 December 2001, a controlled entity was a defendant in legal proceedings relating to an inwards reinsurance contract. The proceedings also involved a related outwards reinsurance contract.

The matter was settled in June 2002.

(ii) Reinsurance Notes were issued to former GIO shareholders as part of a scheme of arrangement to purchase 43% of GIO. One Reinsurance Note was issued for each GIO share held, entitling the holder to receive two cash instalments in the future. The amounts payable under the first instalment, which was due in September 2000, was nil for each Reinsurance Note. Any amounts payable under the second instalment amount would be payable in September 2002 (or upon the earlier sale of GIO Reinsurance).

The accumulated business profits of the Reinsurance Division for the period 1 July 1999 to 30 June 2002 (as calculated in accordance with the Reinsurance Note Trust Deed) has been determined at a meeting of Directors of AMP Insurance Investment Holdings Pty. Limited on 16 August 2002. In accordance with the provisions of the Reinsurance Note Trust Deed, the amount payable under the second instalment for each Reinsurance Note is nil and the Reinsurance Notes have been redeemed in full and cancelled.

(iii) Grant Samuel has joined GIO Insurance Limited (now Gordian Run Off Limited) as a cross defendant to the proceedings commenced in the Federal Court in August 1999 against GIO Australia Holdings Limited (now AG Australia Holdings Limited) ("GIOAH"), Grant Samuel & Associates Pty Limited and a number of its former directors as disclosed in previous financial statements.

The proceedings were instituted on behalf of certain shareholders in GIOAH at the time of the takeover offer who owned shares in GIOAH continuously between 25 August 1998 and 4 January 1999, other than shareholders related to the defendants.

These proceedings are still not at the stage where the Group is able to determine the extent, if any, of its potential liability.

(iv) On 20 June 2002 legal proceedings were issued out of US Bankruptcy Court in Portland Oregon, against AMP Life Ltd ("AMPL"), AMP Henderson Global Investors Ltd ("HGI") and a number of officers of AMP Limited. The proceedings were served on AMPL in July 2002 but service on HGI has not been validly effected. The proceedings have been commenced as third party proceedings following confirmation by the Bankruptcy Court of the AMP supported Chapter XI reorganisation plan filed by the debtor company. The plaintiff in the third party proceedings had sought to stay the confirmation order but was unsuccessful.

The writ alleges that the defendants breached written and oral agreements and fiduciary duties owed to the plaintiffs by virtue of AMP Life Ltd's 90% shareholding in a private capital investment managed by HGI. The plaintiff was a 10% shareholder in this investment. The proceedings are at an early stage and it is too early to determine the extent, if any, of potential liability.

DIRECTORS' DECLARATION

For the half year ended 30 June 2002

In accordance with a resolution of the Directors of AMP Limited, we state that:

In the opinion of the Directors:

a) The financial statements and notes of the consolidated entity set out on pages 5 to 15 are in accordance with the Corporations Act 2001, including;

   (i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2002 and of its performance for the half year ended on that date; and

   (ii) complying with Accounting Standards, Corporations Regulations 2001 and other mandatory professional reporting requirements; and

b) There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Stan Wallis, AC
Chairman

Paul Batchelor
Chief Executive Officer

Sydney, 22 August 2002

INDEPENDENT REVIEW REPORT

For the half year ended 30 June 2002

To the members of AMP Limited

Scope

We have reviewed the Financial Report of AMP Limited for the half year ended 30 June 2002, set out on pages 5 to 16 including the Directors' Declaration. The Financial Report includes the consolidated financial statements of the consolidated entity comprising AMP Limited and the entities it controlled at the end of the half year or from time to time during the half year. The company's Directors are responsible for the Financial Report. We have conducted an independent review of the Financial Report in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the Financial Report is not presented fairly in accordance with Accounting Standard AASB 1029: 'Interim Financial Reporting' and other mandatory professional reporting requirements and statutory requirements, and in order for the company to lodge the Financial Report with the Australian Securities and Investments Commission.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was limited primarily to inquiries of the disclosing entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Review Statement

As a result of our review, we have not become aware of any matter that makes us believe that the half year Financial Report of AMP Limited is not in accordance with:

(a) The Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity's financial position as at 30 June 2002 and its performance for the half year ended on that date; and

(ii) complying with Accounting Standard AASB 1029: 'Interim Financial Reporting' applicable in Australia and the Corporations Regulations 2001;

(b) Other mandatory professional reporting requirements in Australia.

Ernst & Young

Brian J Long
Partner
Sydney, 22 August 2002



AMP

Interim results 2002

Paul Batchelor
Chief Executive Officer

22 August 2002


AMP

Solid results in difficult markets

	1H02	1H01
Net profit after tax & other items	$303m	$403m
Core recurring operating margins	$470m	$458m
Investment income	($6m)	$25m
Group cost to income ratios	60%	62%
Value of new business		
- AMPFS	$124m	$119m*
- UKFS	£23m	£18m*

* Restated


AMP

Focus on improving shareholder measures

	1H02	1H01
Return on equity	7.0%	9.6%
Earnings per share	$0.27	$0.36
Dividend per share	$0.26	$0.25


AMP

Key priorities

- Improving our position in the UK
- Lowering our cost ratios
- Improving our return on capital

➔ Protecting short-term profitability and improving long-term competitive position


AMP

AMP UK Financial Services


5% increase in core recurring operating margins
A$m
350
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0 %
150
69
81
14
178
61
117
16.3
237
10.7
103
134
277
111
11
166
275
112
9.3
174
(11)
1H98
1H99
1H00
1H01
1H02
Normalised investment income
Non-recurring operating margin
Core recurring operating margin
ROIC


AMP

Decisive action on UK regulatory capital

- Accelerating transition to modern structures
- Cease writing new with-profits business to 90:10 fund
- New with-profits business written to 100:0 fund
- Managing trade-off between capital efficiency and lower margins


AMP

Building a successful UK retail business

- Positive shift to open architecture
- Advice a key differentiator
- Targeting select market segments
- Building modern, advice-based business

AMP



AMP Financial Services

Stable margins and rising ROIC in challenging markets

A$m
350
300
250
200
150
100
50
0
16
14
12
10
8
6
4
2
0 %
198
120
78
11.6
223
114
109
11.9
303
14.3
133
170
313
13.8
115
198
307
15
113
197
(3)
1H98
1H99
1H00
1H01
1H02
Normalised investment income
Non-recurring operating margin
Core recurring operating margin
ROIC



Henderson Global Investors



Cost program continues to benefit business
A$m
180
160
140
120
100
80
60
40
20
0
%
18
16
14
12
10
8
6
4
2
0
13.1
10.3
17.7
11.8
11
43
65
156
115
108
39
4
62
3
99
3
54
100
5
10
102
6
1H98
1H99
1H00
1H01
1H02
Normalised investment income
Core recurring operating margin
Non-recurring operating margin
ROIC


AMP

AMP International

Creating long-term value

Self sustaining

Cogent	• Realising shareholder value through sale
AMP Banking	• Total retail deposits up 29% to $2.2bn
Virgin Money	• Operational costs down 27%
AMP Europe	• Acquired Commerzbank Asset Management Italia
AMP Asia	• New businesses in India & Japan


AMP

AMP

Financial analysis

Marc de Cure
Chief Financial Officer

22 August 2002


AMP

Optimising capital efficiency

- Capital shifted to operating businesses
- Risk based capital management
  - Risk capital
  - Ratings capital
  - Regulatory capital


AMP

UK capital initiatives accelerated

Lowered capital requirements through

- $1 billion replaced inadmissible assets
- Withdrawal of Pearl with-profits products
- Reduced exposure to UK equities
- Review of bonus declaration levels
- Prudent use of derivatives


AMP

UK capital initiatives accelerated

Market conditions accelerating capital restructure

- Withdrawal of Pearl with-profits products
  - New with-profits business through NPI 100:0 fund
  - Reduce capital strain from new business
  - Move to contemporary products
  - Similar to AMPFS transformation, but faster
- Review of funding profile



Return on capital - key measure of progress

	ROIC 1H02	ROIC 1H01	Outlook ROIC
AMP UK Financial Services	9.3%	11.0%	Pressure short term, positive medium term
AMP Financial Services	15.0%	13.8%	Continue to improve
Henderson Global Investors	11.0%	11.8%	Pressure short term, positive medium term

	ROE 1H02	ROE 1H01	Outlook ROE
Group total	7.0%	9.6%	Flat short term, positive medium term
Group operating margins	9.1%	11.9%	



Cost management remains priority

Cost to income ratios

Business Unit	Cost to income %		Controllable Costs A$m		Outlook
	1H02	1H01	1H02	1H01	
AMP Total	60%	62%	1387	1442	Maintain low 60s
UKFS	59%*	63%**	536	564	Low 50s within 3 years
AMPFS	41%	43%	304	334	Holding in low 40s
Henderson	67%	69%	308	332	Rising initially, targeting mid 60s
Corporate expenses	n/a	n/a	54	43	Maintain ratio to total costs

*1H02 includes Towry Law

**1h01 excludes Towry Law



Value of new business continues to grow



Improved cost and capital efficiency driving value
UKFS
AMPFS
£m
18
23
Jun 01
Jun 02
$Am
119
124
Jun 01
Jun 02
At the low risk discount margin (2%) above bond rate
At the low risk discount margin (3%) above bond rate

AMP

Driving value

Maximising value of new business and in-force book

- ↓ Product margin
- ↑ Product volume
- Optimise product & channel mix
- ↓ Cost of capital
- ↓ Operating costs
- Optimise asset mix

↑ Value of new business

↑ Value of in-force book


AMP


AMP

Global trends driving market growth

- Aging population
- Individuals assuming responsibility for retirement funding from government
- Increasing complexity driving need for advice


AMP

Outlook and summary

- Opportunity to improve competitive position
- Immediate priorities
  - UKFS
  - Costs
  - Capital
- Balancing short term and long term priorities
- Strategy remains on track

AMP


AMP


AMP


Appendix



Definitions

Group ROE

Group ROE is NPAT before goodwill amortisation over the average shareholder equity over the period.

ROIC

Return on invested capital is business unit net profit after income tax (including normalised investment income) over the Business Unit's average capital over the period.

Contents

Our strategy *Who we are and what we do*	Vision and strategy	3
Our focus in 2002 *Where we're going*	Executive summary	4
Our results in 1H 02 *What we achieved*	AMP 1H 02 highlights	6
	Financial summary	9
	Financial results	
	Capital management	
	Cost management	
	Value drivers and sensitivities	21
Supporting information	Divisional results	39
	AMP Financial Services	
	UK Financial Services	
	Henderson Global Investors	
	AMP International	
	Discontinuing Business	
	Corporate Office	
	Glossary of terms	58

Website

For additional information on the 2002 Interim Results, visit the **www.ampgroup.com** website.

Additional information includes:
• Background information on AMP, Business Units, Management and Policies. • Full Margin on Services Investor Reporting in Acrobat (pdf) and downloadable Excel spreadsheet format. • Explanation of differences between Margin on Services, Achieved Profits and US GAAP reporting. • Statutory Reporting at the AMP Life level (incorporating shareholder, policyholder and unattributed interests). • Archived webcast of the investor and analysts presentations. • Archived ASX announcements and historical financial reporting since listing in 1998. • Definitions, details of assumptions and calculations of key ratios.

Important note

This Investor Report provides financial information reflecting 100% shareholder attributable after-tax results from an operational perspective. The principles of Margin on Services are used in reporting the results of AMPFS and UKFS. Information is provided on an operational basis (rather than statutory basis) to reflect a management view of the businesses and existing structures. Content is prepared using audited data, external market data and internal management information useful for investors. However, this Investor Report is not audited.

AMP also provides prescribed Statutory Reporting under the Corporations Act 2001. Those accounts are available from our website *www.ampgroup.com* and reflect policyholder, shareholder and unattributed interests. Significant accounting policies are more fully set out in the AMP Annual Report which is audited.

Forward looking statements in this Investor Report are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed. Information in this Investor Report is not investment advice nor a recommendation on any matter.

Our vision

To **create better futures by**:

- delivering superior returns to **shareholders**
- helping our **customers** build and protect their wealth so they can enjoy the life they want
- enabling our **people** to realise their potential
- investing in our **communities** and working to build a shared future.

Our corporate strategy

We are an international financial services company focused on wealth management. We offer our customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

We will continue to grow as an international financial services company by:

- **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom
- **expanding** from Australia, New Zealand and the United Kingdom by transferring our retail financial services skills to selected new markets in Europe and Asia
- **building** an international asset management business through expansion into Europe, Asia and North America
- **focusing** on high growth, high return wealth management products and services.

We are capitalising on three significant market trends that are driving growth and creating opportunities for sustained shareholder returns:

- ageing populations
- people becoming increasingly responsible for funding their own retirement
- complexity driving the need for information and advice.

Our indicators of success

Successfully delivering our strategy will result in:

- **increased** profitable net cashflows
- **increased** value of new business
- **reduced** cost to income ratios
- **improved** management of and return on capital
- **growth** in margins and total profits.

These are the key indicators by which our shareholders will judge us.

Executive summary

What we have done well

- Growth in core recurring operating margins of 3% to A$470m, despite a very difficult external environment which had a broad impact across various components of the business.
- Cost management with all business units recording improved cost to income ratios, and an absolute reduction in controllable costs.
- Increased value of new business (VNB) for AMPFS and UKFS. This was achieved through a reduction in unit costs and through product and capital initiatives despite lower sales volumes.
- Increased distribution by acquiring PricewaterhouseCoopers Financial Planning (rebranded Arrive Financial Planning), which brought onboard more than A$1b in assets under advice. In addition AMP also announced it intended to acquire Commerzbank Asset Management Italia (CAMI), a Rome based wealth management company for A$33m (completion expected late September/early October subject to regulatory approval).
- Successfully launched international brand strategy.
- Realised shareholder value through the sale of Cogent to BNP Paribas for approximately A$650m (completion expected 3Q 02 with profit on the sale recognised in 2H 02 and FY 03).
- Improved capital efficiency within AMPFS by releasing A$725m of capital, in the process increasing its ROIC from 13.8% for 1H 01 to 15.0% for 1H 02.
- AMPFS outperformed the industry in contemporary retail net cashflow despite a 15% fall, while Henderson maintained market share and regained its second place ranking for UK CIVs.

What has disappointed us

- Lower new business sales were recorded across most products and channels, with total new business down 23% (Henderson gross inflows were 31% lower reflecting the market environment), broadly in line with industry trends.
- Total wealth management net cashflows reduced from A$13.2b in 1H 01 to A$180m. Contemporary retail net cashflows declined 48% on 1H 01 while institutional net flows were affected by the maturing of a A$3.9b short-term cash mandate in Henderson.
- Weak equity markets in the UK have restricted our ability to execute the A$400m AMP share buy-back announced during 1H 02. To date (21 August 2002), the total amount bought back is A$44m.
- Financial strength rating has been downgraded to AA⁻ by Standard & Poor's. This reflects uncertainty over the future of equity markets and the implications for AMP Group, and the positioning of UKFS in a highly competitive market.
- UKFS ROIC down from 11.0% to 9.3% for 1H 02, reflecting the increased capital from Towry Law, Interactive Investor and Ample without in the short-term an increase in profit.
- Share price has declined primarily reflecting market concerns over UK regulatory capital position and weak equity markets.

What are we doing

- In AMPFS, continuing to focus on capital, operational efficiency and costs while investing in superior advice based distribution and a premium brand positioning.
- In UKFS, protecting shareholder value for the medium term by a range of initiatives as follows:
  - accelerating the execution of our UK strategy by withdrawing AMP Pearl and AMP London Life with-profit products to new business by the end of 2003
  - reviewing bonus declaration levels to more closely reflect earnings and the impact of market conditions
  - developing and release of less capital intensive products
  - transitioning to a lower cost curve for the UKFS business as the withdrawal of the 90:10 fund takes effect. This is enabled by the migration from old style to new style products.

- Other capital initiatives in UKFS previously announced include:
  - immediate replacement of AMP Pearl and AMP London Life with-profit bond and annuity products with new 100:0 capital efficient products
  - allocated A$1b in capital to improve the regulatory capital position of AMP Pearl by replacing inadmissable assets with admissable assets
  - reduced the equity component of the AMP Pearl Long Term Fund equity backing ratio.
- Other capital initiatives include:
  - redemption of the UK preference shares held by AMPFS, and replacement with ordinary equity (planned to be completed in 2H 02)
  - simplification of corporate organisational structure
  - improving capital efficiency through re-balancing corporate debt/hybrid mix
  - continuation of securitisation programs for AMP Banking
  - reducing exposure to volatility in investment markets.
- Strengthening UK distribution including the implementation of a targeted segmentation strategy, a strong advice focus, appropriate manufacturing alliances, recruitment of financial advisers and continued up-skilling of existing advisers with emphasis on financial planning.
- Launch of an integrated brand campaign in 2H 02 in the UK as part of a three year program to raise awareness of AMP in the UK.
- Cost reduction program launched across the AMP Group. In UKFS, this is planned to generate around £100m in pre-tax savings by the end of 2003, of which 65% will accrue primarily to shareholders.
- Continue to extract shareholder value by divesting non-core businesses or products and services which do not meet the internal hurdles of return on invested capital.

Outlook for 2H 02 and FY 03

The following comments are in the context of business conditions remaining tough through the remainder of 2002 and possibly into 2003.

- Value of new business is expected to be maintained notwithstanding the difficult outlook for volumes and changing margin mix. This is largely due to lower cost structures and improved capital efficiency of products being offered.
- The regulatory environment in the UK will remain fluid in the medium term. This, together with some irrational competitive pricing adds to uncertainty in that market. In response, we have accelerated the execution of our UKFS strategy.
- The capital released by AMPFS is expected to negatively impact operating margins by A$20m in 2002 and A$40m in 2003. AMPFS ROIC will, however, continue to benefit from these initiatives - delivering superior ROIC and shareholder value added.
- Investor sentiment will remain cautious during the remainder of this year, reflecting a preference for lower risk investment products.
- The full impact of lower and more volatile equity markets is likely to reduce Henderson earnings growth potential for 2H 02 and possibly FY 03.

AMP 1H 02 highlights

Our reported net profit after tax of A$303m for the six months to 30 June 2002, reflecting the impact of difficult investment markets. This compares with a profit of A$403m in the previous corresponding period.

The result includes a 3% increase in core recurring operating margins to A$470m, and an investment loss of A$6m on shareholder capital, compared with a A$25m gain in 1H 01.

It also includes a non-recurring margin loss of A$14m, primarily due to UK restucturing costs. The 1H 01 result was boosted by the benefit of A$62m in non-recurring margins, which included profits from the sale of Virgin One and Resolve Engineering.

Key financial indicators include:

- earnings per share of A$0.27
- increase in interim dividend by A$0.01 a share to A$0.26 per share, 15% franked
- return on equity 7% (9.6% in 1H 01).

Performance/progress against 2002 objectives

This table highlights the progress made:

2002 OBJECTIVES	DELIVERY
improve our customer focus to increase our market share and retention in our Australian, New Zealand and UK home markets	• Total AMPFS new business in 1H 02 was only 5% down on 1H 01, an impressive result given tough market conditions. Persistency rose slightly. • AMPFS retail superannuation market share remains a very healthy 20.3%, even with the closure of capital intensive Secure Growth products in 2002. • In 1H 02, Hillross new business rose 16% on 1H 01 while corporate superannuation new business increased by over 24% over the same period. • UKFS ranking of life and pension market improved slightly to 12th in 1Q 02 from 13th in 1Q 01. • In 1H 02, UKFS value of new business increased to £23m. • UKFS group pension sales increased 23%. • Henderson regained number 2 ranking in UK collective investment vehicles by AUM and retained its market share of 5.3%. • Henderson Absolute Return Funds continued to grow successfully, with net cash inflows of A$351m for 1H 02, and AUM 40% up on 2H 01.
build on our consolidated UK retail financial services business to capitalise on the changing environment	Continue to build our UKFS multi-distribution capability: • in addition to the 770 advisers, UKFS has 412 insurance and mortgage consultants - a potentially solid foundation for distribution of Sandler-friendly "stakeholder" products • developed a series of partnership initiatives with the top 150 IFA firms which has led to an increase of share of the national IFA segment of the market • Towry Law expanded to Dublin in 1H 02 and has won significant new UK corporate business.
capitalise on our brand strength in Australia and New Zealand, and build the brand in the UK and selected new markets	• Launched in 2H 02 an integrated brand campaign as part of a three year program to raise awareness of AMP in the UK and broaden understanding of brand efficiency in Australia. • Announced intention to acquire Commerzbank Asset Management Italia, a Rome based wealth management company for A$33m subject to regulatory approval. • AMPFS acquired the specialist financial planning practice of Pricewaterhouse-Coopers. • AMPFS launched a 12 month partnership with NineMSN which is designed to drive traffic to amp.com.au. • Launched AMP Corporate Pensions in UK to target substantial new business opportunities from companies in the FTSE 350 and from local authorities.

2002 OBJECTIVES	DELIVERY
continue to focus on improving our core business strengths and activities	• Implemented the new Managed Funds platform bringing together all of AMPFS superannuation products onto one modern, flexible system. • Launched myAMP, a new personalised web portal for customers, and continued to make enhancements to Planner Portal improving business processing. • Continue to position the IFA channel within UKFS as a pensions specialist and have pursued the very fast growing transfer market. • The integrated Ample/Interactive Investor site went live in February enabling the targeting of the Interactive Investor customer base with the functionality of the ISA on-line supermarket. A share dealing service was also launched in April. • Henderson launched its Retail Warehouse fund and cash ISA product as well as a Global Listed Property Fund, for initial distribution in Asia Pacific. • Stringent cost control measures implemented across the business during 2H 01 and 1H 02 led to improved efficiency. In addition, UKFS announced a program to further reduce costs by £100m (pre-tax) by end 2003, of which around 65% will flow through to shareholders.
leverage the skills of our people to share knowledge and expertise across the business	• 125 international staff transfers globally, of which around 80 transferred to the UK. An increasing number of staff are being placed in Asia, specifically in Singapore, Japan and India. • The One Finance project (a global best practice finance program) will improve financial management and control, transfer experience and skills, embed one culture globally, and create better careers.
manage our capital structure to ensure flexibility and capital strength.	• Implemented changes to the capital structure which includes the first stage of the planned redemption of the UK preference shares held by AMPFS (A$1,176m). • Risk based capital project progressing well with methodology further refined. • Initiatives implemented to lower cost of capital including sourcing low cost funding and improving mix. • Pursuing a number of initiatives to maintain financial strength while keeping within appropriate gearing, liquidity and ROIC objectives. • Recent ratings downgrade reflects uncertainty in UK life business. The withdrawal of AMP Pearl with-profit business reduces ongoing capital strain. • Realised shareholder value by announcing the sale of Cogent to BNP Paribas for approximately A$650m. Completion of the sale is expected in 3Q 02.

Group targets and outcomes

	Targets in 2002*	Outcome in 1H 02
Profitability	• Double digit growth in core recurring operating margins (excl discontinuing businesses) • ROIC of 1.5 x cost of capital	• 3% growth, impacted by weak equity markets • 6.2% ROIC impacted by lower investment earnings
Costs	• Maintain pressure on cost to income ratio – move to 60% long term	• Achieved
Capital	• Maintain AA financial strength rating • Continued improvement in capital efficiency • Maintain <25% debt to debt +equity	• Downgraded to AA⁻ due to adverse movements in UK equity markets and impact on UK Life business • Reduced capital intensity in AMPFS and withdrew capital intensive products in UKFS • Achieved
VNB and cashflow	• Grow AUM to extract economies of scale in asset management • Grow value of new business	• AUM of A$266b reflects external impact of weak markets and strengthening of A$ on £ denominated assets • VNB for UKFS up 28% and AMPFS up 4% despite lower sales

* Subsequent market guidance post-publication of the FY 01 Investor Report has revised a number of these targets.

AMP 1H 02 Highlights

Earnings and dividends per share


EPS before other items
DPS
0.70
0.60
0.50
0.40
A$
0.30
0.20
0.10
0.00
1H 98
1H 99
1H 00
1H 01
1H 02

Dividends increased in line with sustainable earnings, but EPS continued to be impacted by investment markets

AMP Group: core recurring operating margins


26% compound annual growth
500
450
400
350
300
A$m
250
200
150
100
50
0
1H 98
1H 99
1H 00
1H 01
1H 02

Global investment markets slowed growth in core recurring operating margins

Funds under management


External assets under administration - Cogent
AUM - external
AUM - Henderson managed
450
400
350
300
250
A$b
200
150
100
50
0
1H 98
1H 99
1H 00
1H 01
1H 02

Strong FUM retention offset by impact of market downturn and currency effects

Value of New Business


AMPFS(LH)
UKFS(RH)
130
120
100
A$m
80
60
40
20
0
40
30
£m
20
10
0
1H 00
1H 01
1H 02

Increased VNB for UKFS and AMPFS despite lower volumes

Cost to income ratio


AMPFS
UKFS
HGI
Group
100%
80%
60%
40%
20%
67%
60%
59%
41%
1999
2000
2001
1H 02

Improvements in all cost to income ratios reflect AMP's effective cost management

AMP Group: return on equity


Total ROE
Operating Margins
Investment Income
15%
10%
5%
0%
-5%
9.1%
7.0%
-2.1%
1H 98
1H 99
1H 00
1H 01
1H 02

1H 02 reflects lower non-recurring and discontinuing business compared to 1H 01

FOUR YEAR FINANCIAL SUMMARY

	1H 02	1H 01	1H 00	1H 99
Components of the Profit & Loss Statement (A$m)				
Net profit after tax before other items	**303**	403	502	410
Normalised contribution	**542**	636	471	272
Core recurring operating margins	***470***	*458*	392	263
Interest expense on corporate debt	**(97)**	(130)	(140)	(72)
Corporate expenses	**(44)**	(38)	(72)	(34)
Goodwill amortised	**(27)**	(27)	(15)	(10)
Total investment income	**(6)**	25	292	334
Normalised investment income	**233**	258	261	196
Key Balance Sheet Items (A$m)				
Shareholders' equity	**9,463**	9,203	8,047	7,726
Net assets (excluding intangibles)	**10,190**	10,468	9,334	15,109
Corporate debt	**4,172**	5,170	5,163	2,588
Profitability Ratios				
ROE	**7.0%**	9.6%	13.2%	10.0%
ROE - operating margins	**9.1%**	11.9%	9.3%	3.80%
ROIC - AMPFS[1]	**15.0%**	13.8%	14.3%	11.9%
ROIC - UKFS[1]	**9.3%**	11.0%	10.7%	14.0%
ROIC - HGI[1]	**11.0%**	11.8%	17.7%	10.3%
EPS & DPS (A$)				
EPS	**0.27**	0.36	0.48	0.38
EPS - core recurring operating margins	**0.42**	0.41	0.36	0.24
EPS - normalised contribution	**0.48**	0.57	0.43	0.25
Dividends per ordinary share	**0.26**	0.25	0.23	0.20
Ordinary shares on issue (m)	**1,134.28**	1,115.83	1,093.70	1,084.90
Weighted average number of ordinary shares (m)	**1,131.60**	1,107.35	1,091.10	1,078.70
Funds under Management (FUM) (A$b)				
Assets under management - Henderson	**266**	291	277	177
Assets under management - external	**9**	7	5	-
External assets under administration[2] - Cogent	**106**	129	91	66
Product Cashflows[3] (A$m)				
Total contemporary retail	**2,240**	4,345	5,562	-
Institutional plus Rest of World subadvisory	**(2,060)**	8,865	9,643	-
Total wealth management cashflows	**180**	13,210	15,205	-
Total net cashflows	**(2,276)**	8,322	12,696	-
Value of New Business[4]				
AMPFS (3% dm) 1H 01 restated A$m	**124**	119	76	-
UKFS (2% dm) 1H 01 & 1H 00 restated £m	**23**	18	17	-
Return on Embedded Value (for half year)				
AMPFS - (3% dm) 1H 00 restated	**1.4%**	6.6%	2.7%	-
UKFS - (2% dm)	**-7.6%**	-3.5%	1.4%	-
Cost to Income Ratios				
Group	**60%**	62%	64%	67%
AMPFS	**41%**	43%	49%	54%
UKFS[7]	**59%**	63%	65%	-
Henderson	**67%**	69%	69%[5]	72%
Gearing & Interest cover				
Debt to shareholders' equity plus debt	**16%**	22%	24%	12%
Interest cover (times)	**4.1**	5.4	6.8	7.7
Interest cover on normalised contribution (times)	**6.8**	6.1	4.5	4.8
Staff Numbers				
AMP Financial Services[6]	**3,031**	3,340	4,534	4,329
UK Financial Services[7]	**6,348**	6,607	9,259	6,698
Henderson Global Investors[8]	**1,476**	1,882	1,860	1,787
AMP General Insurance	**-**	3,208	5,135	1,228
AMP International[9]	**1,759**	1,419	590	572
Cobalt RunOff Services	**204**	150	Incl in Corporate	
Corporate Office	**309**	331	518	440
IT@AMP	**464**	1,076	1,323	504
Services@AMP	**136**	173	Incl in Corporate	
Total staff numbers	13,727	18,186	23,219	15,558

Notes:
1. ROIC ratios includes normalised investment income.
2. Divestment of Cogent (AMP's investment administration subsidiary) will remove external AUA in future periods.
3. Product cashflows are a measure of cash flowing from product sales, product redemptions and client investments.
4. 1H 01 *restated for changes in economic assumptions, modeling improvements and inclusion of other subsidiaries.*
5. Excludes impact of one-off technology fees.
6. Excludes non-salaried planners.
7. 1H 02 includes Towry Law and Interactive Investor.
8. Part of the reduction reflects sale of Resolve Engineering.
9. 1H 02 includes long term contractors in Cogent not previously included.

Operating margins and net profit after tax

Net profit after tax of A$303m was impacted by difficult investment markets. The result includes a 3% increase in core recurring operating margins to A$470m.

Solid performance in difficult market conditions

A$m	1H 02	1H 01	2H 01
Core Recurring Operating Margins	**470**	**458**	**458**
AMP Financial Services	**197**	198	195
UK Financial Services	**174**	166	162
Henderson Global Investors	**102**	100	108
AMP International	**(3)**	(6)	(7)
Non-Recurring Margins	**(14)**	**62**	**(11)**
AMP Financial Services	**(3)**	(24)	(3)
UK Financial Services	**(11)**	-	-
Henderson Global Investors	**-**	10	(8)
AMP International	**-**	76	-
Discontinuing Businesses	**21**	**53**	**95**
Discontinuing Business	**18**	25	84
Cogent	**3**	11	11
General Insurance	**-**	17	-
Total Operating Margins	**477**	**573**	**542**
Normalised investment income attributable to BUs	**233**	258	275
Interest expense on corporate debt	**(97)**	(130)	(112)
Corporate Office and other expenses	**(44)**	(38)	(64)
Goodwill amortised	**(27)**	(27)	(28)
Normalised Contribution	**542**	**636**	**613**
Investment income market adjustment	**(239)**	(233)	(326)
Operating Profit after Tax	**303**	**403**	**287**

Core recurring operating margins up 3% due to strong focus on costs

Operating profit after tax

Operating profit after tax decreased by 25% from 1H 01 mainly due to lower non-recurring margins (1H 01 included a A$76m profit from the sale of our interest in Virgin One). Core recurring operating margins increased 3% due to stringent cost management initiatives during a period where revenues have been heavily impacted by depressed equity markets.

Impact of equity markets on operating margins

Equity markets impact operating margins in several ways (also refer to profit sensitivities on pg 38):

- profit margins on participating business (in AMPFS and UKFS) are dependent on the level of future bonuses supported by the value of available assets. As the effect of movements in investment markets is absorbed by bonuses over a number of years, only a fraction of the impact is recognised in the current reporting period and is shared between policyholders and shareholders
- for risk and annuity business, movements in asset values have little impact on profit unless assets and liabilities are mismatched, in which case the impact of mismatching is fully recognised in the current reporting period
- poor investor sentiment can lead to lower sales, increased unit costs and consequently lower business support operations profitability
- fee income on Henderson and AMPFS/UKFS (linked life) business is mainly based on the levels of assets under management, which in turn is directly impacted by the performance of investment markets
- changes in clients' asset allocation to a more conservative style, however, also affect Henderson margins, as a lower margin is typically earned on fixed interest mandates compared to equities
- Cogent fee income is similarly based on the levels of assets under administration and transactions, both of which are correlated to investment markets.

Total operating margins

- AMPFS core recurring operating margins were steady at A$197m relative to A$198m in 1H 01. Lower domestic and international share markets, reduced capital intensity and higher than anticipated claims in group life business impacted margins negatively.
- UKFS core recurring operating margins rose by 5% to A$174m (7% increase to £64m). The increase primarily reflects the performance of the Service Company.
- Solid performance by Henderson with core recurring operating margins up 2% on 1H 01 despite the MSCI World US$ Total Return Index falling 9% over the same period. This result was achieved through stringent cost management (controllable costs down A$24m on 1H 01) while maintaining our commitment to product and infrastructure development.
- AMP International (AMP Banking) core recurring operating margins improved reflecting strong Australasian banking operations.
- The operating margins of Cogent are reported under Discontinuing Businesses in this summary, reflecting the announcement made in 1H 02 to divest Cogent. Operationally Cogent is managed by AMP International (AMPI) and its results, related comments and statement of sale are reported in the AMPI section of this Investor Report.
- Non-recurring margins in 1H 02 include:
  - AMPFS A$3m residual costs associated with the divestment of AAS in 1H 01
  - UKFS A$11m initial one-off costs incurred with respect to the phase two cost management initiatives announced in June 2002.

Investment income

Investment income impacted by weak UK equity markets

- Investment income (negative A$6m in 1H 02) has predominately been impacted by weak UK equity markets.
- At 1H 02, the UK FTSE 100 was 11% lower than its close at FY 01, while the ASX All Ordinaries Index was 6% lower over the same period.
- Australian 10yr bond yields rose very slightly over the past six months while UK long term gilts have dropped by around 5bps over the same period.
- Shareholder fund performance was in line with benchmark returns.

Corporate office and other expenses

- Corporate office expenses were managed down in 1H 02, but this improvement was offset by the removal of the superannuation contribution holiday, resulting in a net increase of 9% from 1H 01.
- Development expenditure in respect of certain AMPI activities (A$11m in 1H 02 and A$14m in 1H 01) continue to be included under Corporate costs. The businesses are managed operationally in AMPI, and once these initiatives have developed sufficiently, future operational costs will be reported in AMPI.

Summary EV and value of new business

AMPFS & UKFS VNB up

	1H 02	1H 01	% Change
AMPFS A$m (at the 3% risk discount margin above bond rate)			
Embedded Value	6,782 [1]	6,472 [2]	4.8%
Value of New Business	124	119	4.2%
Value of New Business - before restatement		88	
UKFS[3] £m (at the 2% risk discount margin above bond rate)			
Embedded Value	1,971 [1]	2,354	-16.3%
Value of New Business	23	18	27.8%
Value of New Business - before restatement		21	

- Growth in the AMPFS embedded value reflects strong management value add, partly offset by the negative impact of investment markets. On a like for like basis (ie normalised for investment market and bond rate impacts), the AMPFS embedded value increased by 10.8% on 1H 01.
- The restatement of AMPFS value of new business reflects modelling improvements, most of which were included in FY 01 but not 1H 01.
- The fall in the UKFS embedded value is largely due to poor investment markets, especially the UK equity market. On a like for like basis (ie normalised for investment market and bond rate impacts), the UKFS embedded value increased by 1.4% on 1H 01.
- On a like for like basis, UKFS value of new business is up 28%. This reflects the performance of the Service Company.
- The UKFS cost management program announced on 21 June 2002 has been partly reflected in the embedded value and value of new business for 1H 02. There is no acquisition component of the cost saves in the 1H 02 value of new business. The maintenance component expected to be achieved by the end of 2002 has been fully reflected in both the embedded value and value of new business.
- When the cost management program is completed, considerable additional value will be created.

Notes
1. Before the effect of transfers over the 12 months to 30 June 2002.
2. After restatement of the EV at 30 June 2001 for modelling improvements which relate to corrections of value prior to 2001.
3. UKFS value of new business and embedded value does not include any value for Towry Law and Ample Interactive Investor.

Return on invested capital and return on equity

AMP Group


ROIC
ROIC - Op margin
ROE
ROE - Op margin
15%
10%
5%
0%
9.1%
7.0%
6.3%
6.2%
1H 98
1H 99
1H 00
1H 01
1H 02

- The AMP Group return on invested capital decreased from 7.8% in 1H 01 to 6.2% in 1H 02 due to the lower NPAT. Return on equity also decreased from 9.6% to 7.0% over the same period.



AMP Financial Services


ROIC
ROBUE
20%
15%
10%
5%
0%
17.1%
15.0%
1H 98
1H 99
1H 00
1H 01
1H 02

- The AMPFS return on invested capital rose from 13.8% in 1H 01 (14.1% in FY 01) to a new high of 15.0% in 1H 02. This reflected stable margins and the release of A$725m in capital invested in the business.

UK Financial Services


ROIC
ROBUE
20%
15%
10%
5%
0%
12.2%
9.3%
1H 98
1H 99
1H 00
1H 01
1H 02

- The UKFS return on invested capital is down from 11.0% in 1H 01 to 9.3% in 1H 02.
- This is driven by increased capital in part from Towry Law, Interactive Investor and Ample (A$488m) without, in the short term, an increase in profit.

Henderson Global Investors


ROIC(LH)
ROBUE(RH)
20%
15%
10%
5%
0%
100%
75%
50%
25%
0%
11%
37.5%
1H 98
1H 99
1H 00
1H 01
1H 02

- Henderson ROIC decreased from 11.8% in 1H 01 to 11.0% in 1H 02 due to reduced NPAT (1H 01 included A$10m profit as non-recurring item).

Capital management

Maximise capital efficiency while maintaining financial strength

AMP manages and measures capital on a number of levels including regulatory, ratings and on an internal risk capital framework. Difficult financial markets particularly in the UK (FTSE 100 dropped 17% since June 2001 and 33% since the beginning of 2000), have presented short term challenges for capital management. AMP has implemented and continues to develop strategies to ensure long term Group capital strength and efficiency.

Manage regulatory, ratings and internal risk capital

Regulatory

Regulatory capital relates to capital in subsidiary life entities and is not directly related to Group strength.

- As a result of recent equity market falls, the financial condition of the UK life insurers has been adversely impacted. AMP has undertaken a number of initiatives to strengthen its UK regulatory capital position.
- The Minimum Regulatory Capital (MRC) requirement varies with changes in the level of equity markets and long term bond yields. As a result, the free asset ratio calculation for UK life funds varies on a daily basis.
- AMP Pearl meets MRC requirements subject to the current level of bond yields remaining stable and AMP implementing a number of capital management initiatives:
  - in addition Pearl has significant assets not included in the MRC calculation
  - if there are further falls in the UK equity market, AMP has a number of alternatives which would enable Pearl to meet requirements well below these levels.
- At 30 June 2002, the free asset ratios were approximately 8% for AMP Pearl (December 2001 9%), 9% for AMP London Life (December 2001 9%), 10% for AMP NPLL (December 2001 12%) and 5% for AMP NPIL (December 2001 5%).
- If these ratios are restated to exclude assets covering the Required Minimum Margin (RMM), the free asset ratios would be approximately 4% for AMP Pearl (December 2001 5%), 5% for AMP London Life (December 2001 5%), 6% for AMP NPLL (December 2001 8%) and 4% for AMP NPIL (December 2001 4%).
- AMPFS holds adjusted net assets in excess of its regulatory minimum of A$1.7b.

Refer to definitions of regulatory, ratings and risk capital in Glossary

Ratings

Refer to AMP website for current ratings

The recent S&P ratings downgrade reflected:

- uncertainty over the future of equity markets and the implications for AMP Group given the level of equity exposure
- positioning of the UK operations and the integration and transformation of UK business in a highly competitive environment.

Actions including those outlined below have been taken to address these issues and we remain confident about financial strength.

Internal Risk Capital

- The amount of required risk capital depends on AMP Group's appetite for risk and desired rating.
- AMP's risk capital modelling is being used to measure and manage capital to cover 99.95% outcomes in line with the AA financial strength rating and regulatory solvency.

Maintaining capital strength

Group

Reduce shareholder exposure to markets

- Redemption of the UK preference shares (A$1,176m) held by AMPFS, and replacement with ordinary equity in UKFS, is planned to be completed in 2H 02. This is a positive outcome for UKFS as it improves their quality of capital.
- Simplification of corporate organisational structure.
- Improving capital efficiency through re-balancing corporate debt/hybrid mix.
- Continuation of securitisation programs for AMP Banking.
- Reducing exposure to volatility in investment markets.

The following diagram shows the decreasing trend in growth asset investments backing shareholder capital resulting from AMP's initiatives to reduce shareholder exposure to equity markets. This is consistent with our risk appetite as defined using our risk capital framework. Recent initiatives include:

- derivative strategies - interest rate, equity and foreign exchange
- reduction in the equity component of the AMP Pearl Long Term Fund equity backing ratio
- reduction of equities backing shareholder capital.

Shareholder Funds Growth to Income Mix


100%
80%
60%
40%
20%
0%
1H 99
1H 00
1H 01
1H 02

■ Growth assets □ Income assets

AMPFS

- Changes to asset mixes backing capital guaranteed products.
- Closure of capital intensive products to new business.
- Investigating more efficient asset mixes for capital backing shareholder capital.

UKFS

- Immediate replacement of AMP Pearl and AMP London Life with-profit bond and annuity products with new 100:0 capital efficient products. Withdrawal of AMP Pearl and London Life funds to new business by the end of 2003.
- Reviewing bonus declaration levels to more closely reflect earnings.
- Allocated an additional A$1b in capital to improve the regulatory capital position of AMP Pearl by replacing assets, inadmissible for UK regulatory purposes, with admissible assets, completed in July 2002 (announced on 21 June 2002).

Develop consistent risk capital framework

Maintain sufficient capital resources to support risk identified

AMP is implementing a risk capital methodology on the basis of which it internally manages and measures its business. AMP's risk profile as identified through this risk capital framework is depicted in the diagrams below:

What are our risks at 31 December 2001?


Credit Risk
ALM Risk
Fee Risk
Life Competitive Risk
Operational Risk
Life Liability Risk
Insurance Risk (Discontinuing Business)

Where are our risks at 31 December 2001?


Discontinuing
Corporate
AMPI
Henderson
AMPFS
UKFS

What capital supports our risks?


RISK CAPITAL
Total capital required for risk calculated using a fair value approach set to cover 99.95% of outcomes

Less

Capital cushion
- Embedded value in excess of total shareholder assets
- Other capital and provisions (eg non-life prudential margins)

=


Net Risk Capital Requirement
Compared to
Available Financial Resources
Shareholders Equity
Hybrids

AMP continues to target a AA financial strength rating

Capital strength

A$m	1H 02	FY 01	1H 01
Equity			
Equity attributable to shareholders			
Share capital	**4,720**	4,613	4,403
Capital reserve	**510**	509	510
Foreign currency translation reserve	**141**	313	199
Retained profits	**4,092**	4,084	4,091
	9,463	9,519	9,203
Other equity			
Life funds not specifically attributed to shareholders' or policy owners' interests	**5,437**	6,232	6,560
Outside equity interests in controlled entities	**1,871**	1,565	1,423
	7,308	7,797	7,983
Total equity	**16,771**	17,316	17,186
Shareholder capital resources			
Equity attributable to shareholders	**9,463**	9,519	9,203
External corporate debt	**3,577**	3,687	4,325
Borrowings from Pearl 90:10 fund	**595**	623	845
Total shareholder capital resources	**13,635**	13,829	14,373

AMP is focused on maintaining financial strength while developing an efficient, flexible and transparent capital structure.

- Equity attributable to shareholders decreased due to:
  - profit for the half year of A$303m offset by half year dividend of A$295m
  - foreign currency translation reserve movement of A$172m due to the strengthening of the A$ against the £
  - new share capital issued through share plans of A$140m offset by A$33m shares bought back as at 30 June 2002.
- Equity not attributable to shareholders' or policy owners' interests decreased due to a fall in investment markets which resulted in:
  - the utilisation of A$514m of surpluses in the life funds to subsidise bonus payments and expenses in respect of UK policy owners, plus
  - an additional reduction of A$281m due to the strengthening of the A$ against the £.
- Shareholder capital resources employed decreased mainly due to the strengthening of the A$ against the £ of A$308m.

Capital invested

Total capital in the table below, represents actual capital invested, and is not a risk-based allocation.

AMP seeks to deploy capital according to its risk profile

Notional allocation at A$m	30 June 2002 Net Assets	Intangibles	Total Capital	31 December 2001 Net Assets	Intangibles	Total Capital
AMP Financial Services [1]	3,304	490	3,794	3,870	507	4,377
UK Financial Services	4,505	1,044	5,549	4,466	1,094	5,560
UK Financial Services - other	76	438	514	52	456	508
Henderson Global Investors	627	1,355	1,982	526	1,416	1,942
AMP International						
Cogent	85	41	126	67	43	110
Virgin	440	-	440	453	-	453
AMP Banking	558	120	678	560	122	682
AMP Asia	48	34	82	13	-	13
Discontinuing Business	794	108	902	853	188	1,041
Corporate Office [1,2]	929	(185)	744	559	(185)	374
Investment in AMP (UK) plc preference shares	(1,176)		(1,176)	(1,231)		(1,231)
Total shareholder capital resources employed	10,190	3,445	13,635	10,188	3,641	13,829
External corporate debt			(3,577)			(3,687)
Borrowings from AMP Pearl 90:10 fund			(595)			(623)
Total equity attributable to shareholders			9,463			9,519

Note: Intangibles - refer to new definition in Glossary. The movement between periods reflects exchange rate fluctuations and updated valuations of these subsidiaries.

Movement in capital by business unit reflects:

- foreign currency impact of A$308m due to the strengthening of the A$ against the £ of which A$280m is predominantly attributable to UKFS
- the foreign currency movement for UKFS is offset by a reclassification of corporate accountable capital to BU accountable capital
- completion of sale of GIO Joint Ventures resulting in A$135m movement from Discontinuing Business to Corporate
- A$725m capital release from AMPFS to Corporate Office, which includes A$500m as the first stage of the planned preference share redemption.

The replacement of inadmissable with admissable assets impacts only the regulatory capital (admissability relates only to regulatory capital).

Assets backing shareholder capital

Allocation at A$m	30 June 2002 Australasia	UK	Total	31 December 2001 Australasia	UK	Total
Growth	1,841	981	2,822	2,005	1,300	3,305
Income	2,268	4,664	6,932	2,083	4,827	6,910
Intangibles	737	2,708	3,445	807	2,834	3,641
Other	273	163	436	243	(270)	(27)
Total shareholder capital resources employed	5,119	8,516	13,635	5,138	8,691	13,829
Regional split	38%	62%		37%	63%	
Growth/(Growth + Income)	45%	17%	29%	49%	21%	32%

Movement of investment of shareholder capital primarily reflects:

- decrease in equity market levels
- reduction in equities backing shareholder capital
- strengthening of the A$ against the £.

Increase in other assets primarily reflects repayment of various UK liabilities.

Notes:

1. Assets supporting this capital includes preference shares issued by AMP (UK) plc, the value of which has been eliminated above. A$676m is included under AMPFS and A$500m under Corporate Office.
2. Intangibles includes A$185m Corporate provision for diminution of investment in AG Australia Holdings Ltd (formerly GIO Australia Holdings Ltd). Refer to Glossary for new definition of intangibles.

Maintaining conservative key ratios such as leverage enables capital flexibility

Debt overview

A$m	30 June 2002 Corporate	30 June 2002 Operational	30 June 2002 Total	31 December 2001 Corporate	31 December 2001 Operational	31 December 2001 Total
Domestic Commercial Paper and NCDs		1,262	1,262		1,672	1,672
Euro Commercial Paper		2,212	2,212		1,865	1,865
Euro Medium Term Notes	1,508	360	1,868	1,608	547	2,155
Domestic Medium Term Notes		599	599		599	599
Other	32		32	5		5
Total senior debt	1,540	4,433	5,973	1,613	4,683	6,296
Subordinated Bonds/Notes	797	453	1,250	834	470	1,304
AMP Income Securities	1,240		1,240	1,240		1,240
Total subordinated debt[1]	2,037	453	2,490	2,074	470	2,544
AMP Pearl 90:10	595		595	623		623
Loans		231	231		216	216
Bank overdrafts		8	8		4	4
Deposits-in		2,237	2,237		1,945	1,945
Other		5	5		5	5
Total debt	4,172	7,367	11,539	4,310	7,323	11,633

Corporate gearing ratios	30 June 2002	31 December 2001
Gearing - Debt/(Debt + Equity)	16%	16%
Target < 25 %		
Debt - External Debt (ex operational 90:10 debt but excludes Hybrid Equity	2,135	2,236
Equity - Shareholder Equity + Hybrid Equity	11,500	11,593
Gearing - Debt/Equity	44%	45%
Interest cover (times)	4.1	4.2
Normalised interest cover (times)	6.8	6.5

- Gearing is well within target levels of 25%.
- Corporate debt has been reduced by approximately A$138m for the half year.
- *Operational debt is classified in the following:*
  - AMP Banking A$6,018m
  - AMP Finance and AMP GBS Limited A$991m
  - Other A$358m
- Interest costs will increase marginally as a result of the recent downgrade of debt ratings.

Notes:
1. For regulatory and rating purposes, considered to be hybrid equity.

Cost management

Commitment to cost management through lower cost ratios

One of AMP's key priorities is to focus in areas where we have sustainable competitive advantage and to drive further scale in business operations. Our strategy is to strive for an acceptable balance between short term results and long term value creation.

As the business units' total cost base becomes more streamlined, their cost to income ratios become more sensitive to changes in their product and distribution mix.

The following table summarises our performance in cost management and highlights the key drivers:

	Cost to Income %		Controllable Costs A$m			
Business Unit	**1H 02**	**1H 01**	**1H 02**	**1H 01**	**Driver**	**Outlook**
AMP Group Total	**60%**	62%	1,387	1,442		Maintain low 60s
AMPFS	**41%**	43%	304	334	- management actions - efficiency initiatives - new business/product mix	Holding in low 40s
UKFS	**59%**	63%	536	564	- management actions - new business/product mix - industry flows	Low 50s within 3 years 1H01 excludes Towry Law 1H02 includes Towry Law
Henderson	**67%**	69%	308	332	- management actions - investment markets - new business	Rising initially, but targetting mid-60s thereafter
AMP Banking	**93%**	106%	70	72	- management actions	
Cogent	**95%**	86%	115	97		n/a
Corporate expenses	n/a	n/a	54	43		Maintain ratio to total costs

AMP Financial Services

- The cost to income ratio was reduced from 43% in 1H 01 to 41% in 1H 02. The current level of cost to income ratio will not be maintained (but will remain in low 40s) due to lower capital and lower normalised investment income.
- The cost to income ratio reduction was due to a significant drive to reduce controllable costs resulting in a 9% (A$30m) reduction on 1H 01. A$10m of the reduction in controllable costs was a result of overall tightening of discretionary spend, and A$20m largely due to the capitalisation of certain project-related costs, which is in line with AMP policy.

UK Financial Services

- Cost to income ratio for 1H 02 is 59% including Towry Law (excluding Towry Law 55%), compared to 63% in 1H 01 (excluding Towry Law). The reduction is the result of disciplined management of controllable costs during 1H 02. Controllable costs are 3% down in 1H 02 (in £) compared to 1H 01 including Towry Law costs of £29m. Controllable costs (excluding Towry Law) are down by 18%.
- A cost reduction program is expected to generate run-rate savings of £100m (pre-tax) by the end of 2003. These savings are primarily in support functions representing our desire to protect revenue generating processes. Activity based costing was used to identify non-value add activity and duplication following the merger of UK life operations.
- After making various changes to the business, we estimate the net impact of the move away from with-profit products in a 90:10 fund to lower margin lines within a 100:0 fund will absorb at least £35m of the pre-tax £100m run rate savings but the remainder will accrue primarily to shareholders (all other things being equal eg volumes).

Henderson Global Investors

- Henderson cost to income ratio improved to 67% (69% in 1H 01), despite a decline in revenues, demonstrating our commitment to cost efficiency.
- Controllable costs were down A$24m (7%) on 1H 01, while we continued our commitment to product development and infrastructure improvement.

AMP International

- Tight control of expenses and revenue growth by AMP Banking has resulted in an improvement in the cost to income ratio to 93% in 1H 02 from 106% in 1H 01.
- Cogent's cost to income ratio increased to 95% (86% in 1H 01) as lower AUA and transaction levels negatively impacted revenues.

Note:
Refer to the Glossary for definitions of cost to income ratio and controllable costs.

Cost performance summary

AMP Financial Services


Cost to Income Ratio
%
70
60
50
40
30
20
10
0
63%
55%
48%
43%
41%
1998
1999
2000
1H 01
1H 02

- Cost to income ratio reduced to a new low of 41% in 1H 02.
- Total controllable expenses A$304m for 1H 02, a decrease of 9% (A$30m) compared to 1H 01.

UK Financial Services


Cost to Income Ratio
%
70
60
50
40
30
20
10
0
65%
63%
4%
55%
2000
1H 01
1H 02

- Cost to income ratio reduced from 63% in 1H 01 to 59% in 1H 02 (1H 02 includes Towry Law), 55% for 1H 02 excluding Towry Law.
- Cost to income ratio calculated pre FY 00 not included as it is distorted by the inclusion of NPI from that date.

Henderson Global Investors


Cost to Income Ratio
%
80
70
60
50
40
30
20
10
0
72%
69%
69%
67%
1H 99
1H 00
1H 01
1H 02

- Initiatives implemented in 2H 01 assisted in cost to income ratio being reduced to 67% despite impact of falling markets.
- Cost to income ratio excludes one-off technology fees in 1H 00.

AMP Banking


Cost to Income Ratio
%
130
120
110
100
90
80
70
60
50
124%
121%
106%
93%
FY 99
1H 00
1H 01
1H 02

- Cost to income ratio below 100% for the first time in 1H 02.
- Good control of expenses in both Australasia and UK.
- AMP Banking cost to income ratio exclude provisions for bad and doubtful debts as well as certain acquisition costs.

Note:
Refer to the Glossary for definitions of cost to income ratio and controllable costs.

Value drivers and sensitivities

Given the diversity of AMP's business, this section is designed to assist you to understand some of the AMP Group's basic valuation drivers and sensitivities.

Value drivers

22 New business by channel and product
25 Market share
26 *Product cashflows*
28 Funds under management
30 Investment performance
30 Persistency
31 Brand strength

Embedded value and value of new business

32 Overview of embedded value
33 AMPFS
35 UKFS

Sensitivities

37 Embedded value and value of new business
38 Profitability - operating margins and investment income

New business by channel

A$m		1H 02	1H 01	2H 01
AMP Financial Services				
Retail:	AMP Financial Planning (AMPFP)	**2,216**	2,617	3,118
	Hillross (AMP aligned IFAs)	**439**	377	443
	3rd Party Distributors	**420**	447	504
	Corporate Superannuation - Advisers[1]	**964**	912	959
	Corporate Superannuation - Direct Sales Force	**288**	97	188
	Sub-total Financial Advisers	**4,327**	4,450	5,212
	Direct	**68**	102	94
Total Australia		**4,395**	4,552	5,306
New Zealand		**238**	322	358
Total AMPFS		**4,633**	4,874	5,664
UK Financial Services				
Retail:	Direct Sales Force	**1,551**	2,258	1,663
	Independent Financial Advisers	**2,078**	2,048	2,301
	Direct	**204**	149	309
Total UKFS		**3,833**	4,455	4,273
Henderson Global Investors				
UK Retail		**1,088**	2,396	1,878
Rest of World:	Retail	**925**	1,910	1,323
	Subadvisory	**919**	1,417	284
Institutional		**8,670**	11,037	17,721
Total Henderson Global Investors		**11,602**	16,760	21,206
Total AMP new business		**20,068**	26,089	31,143

AMP Financial Services

- The relative stability in AMPFS new business from A$4,874m in 1H 01 to A$4,633m in 1H 02 (down 5%), was an impressive result given the current state of the market.
- The value of new business increased 4% from A$119m (restated) for 1H 01 to A$124m for 1H 02. The increase is due to changes in volume mix, unit cost improvements and product and capital management initiatives.
- In Australia, channel results for new business in 1H 02 (relative to 1H 01) were as follows:
  - AMP Financial Planning new business of A$2,216m fell by 15% in a difficult half-year. Poor investment returns have impacted planners' ability to obtain new sales with their focus on retaining and cross-selling to existing customers. In addition, the new planner value proposition has temporarily diverted planner attention from sales activity
  - Hillross new business of A$439m was up 16% on 1H 01 after a subdued year in 2001
  - 3rd Party Distributors new business decreased by 6% to A$420m as sales conditions tightened during the period
  - Corporate Superannuation new business improved by a further 24% to A$1,252m buoyed by several large tender wins
  - AMP Direct new business fell by 33%, reflecting the tough conditions prevailing in markets currently and customer preference for face-to-face advice in difficult times.
- In New Zealand, new business decreased by 26% to A$238m in 1H 02 in an extremely challenging market. Within this, Risk business improved strongly.
- A stronger second half is anticipated across AMPFS, following the bedding down of activities such as PS146 compliance (individuals giving out financial advice) and the new value propositions in AMPFP and Hillross. Planner productivity in 1H 02 was also negatively affected by the bi-annual offshore conference in April.

UK Financial Services

- UKFS new business for 1H 02 is 14% down on 1H 01. This result is occasioned by poor market conditions and a significant reduction in adviser numbers.

Notes
1. Includes employer superannuation products sold by AMP Financial Planning, Hillross and 3rd Party Distributors.

- The value of new business increased 28% from £18m (restated) for 1H 01 to £23m in 1H 02. This increase, despite reduced sales volumes, reflects the performance of the Service Company.
- IFA sales were up 1% in 1H 02 compared to 1H 01. This increase is primarily due to the success of AMP corporate pensions schemes which are 84% higher than 1H 01. However, these results have been offset by lower unit trust sales which are down 64% in 1H 02 compared to 1H 01.
- Direct Sales Force business is 31% down in 1H 02 compared to 1H 01. Head-count has declined from 1,511 at the beginning of January 2001 to 770 in 1H 02. While numbers of advisers have dropped, productivity has improved across the adviser force during 1H 02. Generally, the first half of 2002 has been a difficult period due to the volatility in global markets.
- Direct sales (which comprises AMP London Life, AMP NPI direct and Ample Interactive Investor) are up 37% from A$149m (£54m) in 1H 01 to A$204m (£75m) in 1H 02, following the launch of Ample Interactive Investor.

Henderson Global Investors

- ROW Horizon gross sales have been steady throughout the period reaching A$541m. The best seller continued to be the Continental Europe fund at A$228m.
- US Mutual product sales (ROW) have been impacted heavily by the market downfall in the US, which has been particularly pronounced. Despite this, the newly launched suite of US Mutual funds achieved net sales of A$30m. Fifteen distribution agreements are now in place.
- At the end of 1H 02, there was A$403m of UK Institutional new business won but awaiting take on.

Other sales for AMPFS, UKFS and AMPI

- AMPFS generated A$355m worth of sales for AMP Banking, A$138m for General Insurance and A$155m for external business.
- Towry Law generated A$76m commission/income in 1H 02 with commission from sales generated in the UK up by 3%.
- In addition, UKFS also generated A$337m of funds for AMP Banking and a further A$131m of mortgage business written by third parties.

New business by product

New business by product A$m	New Business Index (NBI) 1H 02	1H 01	2H 01
AMP Financial Services			
Superannuation	**2,895**	2,788	3,308
Income Stream	**493**	588	736
Managed Investments	**737**	819	799
Risk	**202**	241	316
New Zealand	**238**	322	358
UK Financial Services			
Superannuation/Pensions	**1,782**	1,752	2,566
Collective investment vehicles	**1,066**	1,397	1,058
Life	**985**	1,306	649
Henderson Global Investors			
UK collective investment vehicles	**1,088**	2,396	1,878
ROW Contemporary Retail	**925**	1,910	1,323
ROW Subadvisory	**919**	1,417	284
Institutional	**8,670**	11,037	17,721
Mature Business			
AMPFS	**68**	116	147
Total AMP new business	**20,068**	26,089	31,143

AMP Financial Services

Strong Corporate sales assist growth in Superannuation

- Superannuation, the major product group, improved its performance by 4% from A$2,788m in 1H 01 to A$2,895m in 1H 02. The increase was largely due to the strong Corporate sales compared to 1H 01. More broadly, there was the usual strong seasonal upswing in activity late in the half year.
- Income Stream new business of A$493m in 1H 02 decreased by 16% reflecting the low interest rate environment and pricing focused on shareholder value rather than sales.
- Managed Investments new business in 1H 02 of A$737m was 10% below 1H 01 largely due to poor investment returns and domestic markets sapping investor confidence.
- Risk new business of A$202m was down 16% reflecting lower activity overall.

UK Financial Services

Strong growth in group pensions

- CIV new business is down 24% on 1H 01 primarily due to the continued poor investment markets.
- Overall, pension sales have increased by 2% in 1H 02 compared to 1H 01. Underlying this is continued success in group pensions which have grown by 23% in the period but which are offset by lower individual personal pension sales (down 30% on 1H 01).
- As expected, life new business is down 25% on 1H 01 principally as a result of lower headcount in the Direct Sales Force and depressed investment markets.
- UKFS sales include 18% of traditional with-profit products compared to the industry percentage of approximately 70%.

Market share

AMPFS - Australia[1]

Gross inflows A$m	Market Size 2002	AMP 2002	AMP share (%) 2002	AMP share (%) 2001
12 months to 31 March				
Retail Superannuation[2]	39,931	8,125	20.3	22.2
Income Stream[3]	11,492	1,417	12.3	11.3
Managed Investments (excl CMTs)[4]	25,388	943	3.7	4.2
Risk Insurance Regular Premiums[5]	539	61	11.3	10.8

Net funds flow A$m	Market Size 2002	AMP 2002	AMP Rank 2002	AMP Rank 2001
12 months to 31 March				
Retail Superannuation[2]	8,601	1,403	1	1
Income Stream[3]	1,789	227	6	4
Managed Investments (excl CMTs)[4]	8,254	450	7	6

UKFS

Pensions & Life £m NBI - New Business Index	Market size 2002	AMP 2002	AMP share (%) 2002	AMP share (%) 2001	AMP Rank 2002	AMP Rank 2001
3 months to 31 March						
Pensions NBI	14,910	282	1.9	2.4	12	13
Life NBI	9,160	214	2.3	2.8	11	9
Overall Life and Pension Market	24,070	496	2.1	2.6	12	13

HENDERSON[6]

AUM A$b	Market Size 2002	AMP 2002	AMP share (%) 2002	AMP share (%) 2001	AMP Rank 2002	AMP Rank 2001
12 months to 31 March						
UK collective investment schemes	784.5	41.5	5.3	5.3	2	2
Australian Total	688.9	70.8	10.3	11.6	2	1

Dominant market share maintained by AMPFS

- The AMPFS share for Retail Superannuation gross inflows decreased slightly from 22.2% in 2001 to 20.3% in 2002. This, in part, is due to the closure of the capital intensive Secure Growth option. This product was closed as it had high capital needs and produced a low ROIC.
- AMPFS share for Income Stream gross inflows increased from 11.3% in 2001 to 12.3% in 2002. However, an increase in outflows has moved net funds flow rank down from 4 to 6.
- Risk share for AMPFS improved slightly to 11.3% and is a major focus area.
- For UKFS, our overall market share, (based on ABI Life and Pensions data at 1Q 02) stands at 2.1% down from 2.6% at 1Q 01. This has been caused by a reduction in the number of advisers, a deliberate focus on writing profitable business and a lack of presence in bulk classes of business such as bulk annuities.
- UKFS ranking of the Life and Pension market improved from 13th at 1Q 01 to 12th at 1Q 02.
- Annuity business market share in the UK has declined in line with our intention to move away from capital intensive products as has our share of the individual personal pension market as we concentrate on large volume group pension business.
- Henderson's UK CIVs retained their second place ranking and market share compared to 1Q 01.
- In Australia, the Henderson market share decreased from 11.6% in 1Q 01 to 10.3%, placing us at number 2 in the rankings.

Note
1. Market share data has been sourced from Plan For Life Pty Ltd.
2. Captures Retail Superannuation for all providers (ie Master Trusts, Rollovers etc) but excludes Group Life Only business.
3. Includes Immediate Annuities, Allocated Annuities and Master Fund Allocated Pensions.
4. Managed Investments includes insurance bonds and does not include Cash Trust business (ie Cash Management Trusts).
5. Risk insurance regular premiums for 12 months to 31 December 2001.
6. Market share data has been sourced from Assirt (for Australia), and the Investment Management Association and the Association of Investment Trust Companies (for the UK).

Product cashflows

A$m	1H 02 Inflow	1H 02 Outflow	1H 02 Net	1H 01 Inflow	1H 01 Outflow	1H 01 Net
Wealth management cashflows						
AMP Financial Services						
Australian contemporary retail						
Superannuation	2,872	1,580	1,292	2,686	1,436	1,250
Managed investments	737	520	217	815	427	388
Income stream	491	439	52	582	372	210
Risk	108	52	56	97	37	60
Total	4,208	2,591	1,617	4,180	2,272	1,908
NZ contemporary retail (incl. corporate)	239	253	(14)	334	248	86
UK Financial Services						
UK contemporary retail						
Pensions	1,192	775	417	1,320	949	371
Collective investment vehicles	215	234	(19)	354	285	69
Life	1,178	1,069	109	1,170	872	298
Total	2,585	2,078	507	2,844	2,106	738
Henderson Global Investors						
Contemporary retail						
UK collective investment vehicles	1,088	1,298	(210)	2,396	1,348	1,048
Rest of world contemporary retail	925	585	340	1,910	1,345	565
Total	2,013	1,883	130	4,306	2,693	1,613
Rest of world subadvisory	919	1,493	(574)	1,417	1,326	91
Institutional	8,670	10,156	(1,486)	11,037	2,263	8,774
Total contemporary retail	9,045	6,805	2,240	11,664	7,319	4,345
Total wealth management	18,634	18,454	180	24,118	10,908	13,210
Mature and closed books						
Australian mature/closed retail	230	957	(727)	267	1,096	(829)
UK mature/closed retail						
Henderson tech investment trust - closed	-	-	-	-	1,477	(1,477)
Industrial branch - closed	73	310	(237)	91	357	(266)
Endowment mortgages - closed	63	155	(92)	-	219	(219)
London Life - mature	199	413	(214)	185	401	(216)
Total	335	878	(543)	276	2,454	(2,178)
Rest of world mature/closed retail	-	-	-	-	691	(691)
Total mature and closed books	565	1,835	(1,270)	543	4,241	(3,698)
National Provident Life Limited	288	1,474	(1,186)	332	1,522	(1,190)
Other cashflows						
Cogent - net increase (decrease) in external AUA			(31,500)			22,700
AMP Bank - net increase in mortgages			779			373

AMP Financial Services

AMPFS cashflow impacted by depressed sentiment

- Net cashflow for Australian contemporary retail products was down 15% from A$1,908m in 1H 01 to A$1,617m in 1H 02. This should be considered in the context of a record performance last year, and the poor market environment this year.
- Inflows for superannuation increased by 7% to A$2,872m in 1H 02 due to large corporate superannuation successes as well as major product enhancements.
- Lower net cashflows in non-superannuation contemporary products have been due to customer sentiment and planners focusing much greater attention on client advice and funds retention.
- Outflows from Australian mature products were down significantly from A$1,096m in 1H 01 to A$957m in 1H 02. The 13% reduction reflects the success of retention strategies for mature business, which reward planners for retaining existing business as well as generating new business.
- In New Zealand, the decline in net cashflow has been largely driven by the fall in inflows of 28%, a result of poor investment markets and of planners focusing on funds retention.
- Net retail inflows for the total industry (Australia) were down 41% in 1H 02 from 1H 01. Market conditions were tough with demand for unit linked products especially weak (data has been sourced from ASSIRT).

UK Financial Services

UKFS cashflows reflect poor investment markets

- Contemporary pension net cash inflow increased 12% from A$371m in 1H 01 to A$417m. Improved group pension sales have been partly offset by lower individual pension sales.
- Collective investment vehicles net cash outflow is A$19m in 1H 02 compared to net cash inflow of A$69m in 1H 01. This reflects the continued poor performance of investment markets with the FTSE 100 dropping 11% from FY 01.
- Contemporary life net cash inflow for 1H 02 is A$109m compared to A$298m in 1H 01. Life outflows include a tranche of business written 10 years ago where maturities peaked in 2001.

Henderson Global Investors

- Gross external cash inflows were A$11.6b, down 30.8% on 1H 01. This reflects the difficult market conditions, the FTSE 100 is 17% lower at the end of 1H 02 than it was at the end of 1H 01.
- Total contemporary retail reported small net inflows of A$130m during 1H 02 compared to A$1.6b in 1H 01 reflecting the impact of adverse investor sentiment across most equity flows.
- Gross institutional cashflows including Fixed Interest, Equity, Property and Global SRI mandates were A$8.7b, down 21% on 1H 01. This partly reflects the impact of a challenging institutional market in the UK where Pension Schemes Trustees and Finance Directors are having to consider the impact of a falling equity market, the minimum funding requirement and the potential impact a of the UK FRS 17 on their pension schemes.
- 1H 02 Institutional net cashflows are impacted by the outflow in 1Q 02, of a A$3.9b short-term cash mandate received in 4Q 01.
- ROW retail Absolute Return Funds continued to grow successfully, with net cash inflows of A$351m for 1H 02.

Other cashflows

- Cogent external AUA reduced from A$137.2b in FY 01 to A$105.7b in 1H 02 due to lower markets impacting asset values, changes to client mandates and the effect of a stronger A$ on £ denominated assets.
- AMP Banking increased its AUM by 20% from A$6.9b for 1H 01 to A$8.3b. The increase is due to strong mortgage sales in Australasia. Deposit portfolios have grown by A$0.5b to A$2.2b over the same period last year.

Cash inflow by geographic region


100%
80%
60%
40%
20%
0%
10%
35%
20%
24%
14%
33%
22%
19%
UK 55%
Aus 35%
UK 55%
Aus 31%
1H 02
1H 01
ROW
Institutional UK
Retail UK
Institutional Australasia
Retail Australasia

- Retail Australasia cash inflows increased by 5 percentage points to 24% as a percentage of total cashflows.
- The decline in Henderson UK CIVs cash inflows resulted in lower overall UK cash inflow relative to the total.
- Total ROW gross cash inflows were primarily affected by lower retail flows.

Funds under management

Assets under management reflect lower global equity markets and the impact of a strengthening A$ on the £ denominated assets. Retention in funds reflects AMP's diversified distribution model and broadly-based asset management capability.

Funds reflect lower global equity markets

A$b	Total		Australasia		Europe & UK		North America	
	1H 02	FY 01	1H 02	FY 01	1H 02	FY 01	1H 02	FY 01
AUM - Henderson	265.8	292.4	74.9	78.8	184.2	206.2	6.7	7.4
AUM - external	9.1	8.9	7.7	7.5	1.4	1.4	-	-
Total AUM	274.9	301.3	82.6	86.3	185.6	207.6	6.7	7.4
AUA	105.7	137.2	20.8	20.1	84.9	117.1	-	-

Towry Law assets under advice (A$13.8b) are not included above.

Henderson managed AUM

A$3.9b outflow from short-term cash mandate impacting AUM


300
250
200
150
100
50
0
A$b
292.4
(1.9)
(3.4)
(11.7)
(9.6)
265.8
01/01/2002
External Funds (net cashflow)
Life Funds (net cashflow)
Market Performance
Fx Movement
30/06/2002

AUM (Henderson only) by line of business

A$b	1H 02	FY 01
Retail	38.4	44.7
Institutional	73.8	82.0
Internal Funds	120.2	131.6
Property	28.7	28.3
Private Capital	4.7	5.8
Total AUM	**265.8**	**292.4**

- Retail AUM are predominantly Henderson Investment Trusts (A$13.1b), Henderson OEICs (A$4.6b), Virgin Direct (A$5.3b), offshore funds (A$3.5b), Henderson PEPs ISAs and Portfolio Management Services (A$3.3b).
- Institutional AUM comprises Henderson external pension funds (A$54.1b), AMP Henderson superannuation funds (A$18.1b) and international institutional (A$1.6b).
- Internal funds comprise those funds sourced from AMP Group companies, but exclude internal property and private capital funds, which are included in the Property and Private Capital lines of business.
- AUM figures exclude the effect of double counting where cross holdings do not result in incremental revenue to Henderson. Cross holdings principally represent international portfolios managed by Henderson on behalf of AMP Henderson.

Note
Assets under management (AUM): includes all client, policyholder and shareholder assets managed by Henderson.
Assets under management (external): AUM - external are client assets managed by parties other than Henderson, where AMP or its related entities provide an intermediation service to the client and this service attracts a margin. Assets managed by AMP and related entities which do not attract a fee or margin to AMP or those entities are not included in any category.
Assets under administration (AUA): AUA are assets managed by Cogent on behalf of non-AMP Group companies. The announced divestment of Cogent will remove external AUA in future periods.

AUM (Henderson and external) by product

A$b	1H 02	1H 02 FX movement	FY 01
Wealth management AUM			
AMP Financial Services			
Australian contemporary retail			
Superannuation	28.4		29.3
Managed Investments	4.5		4.5
Income Stream	6.0		6.1
Risk	0.2		0.3
Total	39.1		40.2
NZ contemporary retail (incl Corporate)	4.2		4.3
UK Financial Services			
UK contemporary retail			
Pensions	28.5	(1.6)	31.0
Collective Investment Vehicles	1.9	(0.1)	2.3
Life	15.5	(0.8)	16.8
Total	45.9	(2.5)	50.1
Henderson Global Investors			
Contemporary retail			
UK Collective Investment Vehicles	28.6	(1.0)	34.6
Rest of world	3.6	(0.1)	2.8
Total	32.2	(1.1)	37.4
Rest of world subadvisory	6.1	(0.2)	7.3
Institutional	83.8	(3.2)	91.5
Total contemporary retail	121.4	(3.6)	132.0
Assets under management in excess of products	6.0	(0.3)	6.0
Total wealth management AUM	217.3	(7.3)	236.8
Mature and closed books			
Australian mature/closed retail	14.7	-	15.7
UK mature/closed retail - London Life closed	7.3	(0.4)	8.2
Total	22.0	(0.4)	23.9
National Provident Life Limited	20.4	(1.1)	22.8
Total matured and closed books	42.4	(1.5)	46.7
Assets not specifically attributed to policy owners' interests	5.4	(0.3)	6.2
Shareholder assets	9.8	(0.5)	10.2
Total Assets Under Management	274.9	(9.6)	299.9

- Assets under management have been impacted by lower global equity markets (FTSE 100 is 11% lower at the end of June 2002 than it was at FY 01), and the impact of a strengthening A$ on the £ denominated assets.
- 1H 02 Institutional AUM is impacted by the A$3.9b outflow of a short-term cash mandate received in 4Q 01.

Investment performance

Performance for 1H 02

Henderson continued to build on existing investment performance capabilities in 1H 02 by focusing on:
- enhancing the systems and information support available to our investment professionals
- further strengthening investment teams such as the European Property team
- broadening our investment capabilities as demonstrated by the growth of our Absolute Return Funds business and the development of a US credit team.

60% of equity and bond assets under management met or exceeded benchmark in the six months ended 30 June 2002. This was achieved against a backdrop of challenging and volatile financial markets around the world.

Market recognition

Establishing a platform for future success

- Won 26 awards globally during 1H 02, including 5 Standard & Poor's fund awards in the UK and one in Austria.
- Rated among the top three Socially Responsible Investment (SRI) managers in an independent report commissioned by MISTRA (Stockholm-based Foundation for Strategic Environmental Research).
- Additional detail on awards can be found on our website at "www.henderson.com".

Persistency

Persistency remains steady

%	1H 02	1H 01	2H 01
AMPFS			
Superannuation	**84.8**	84.0	82.6
Income Stream	**84.5**	85.4	83.4
Managed Investments	**81.9**	82.4	82.5
Mature	**86.7**	86.1	86.2
Total Australia	**84.9**	84.7	83.9
New Zealand	**87.9**	88.0	87.7
Total AMPFS	**84.8**	84.6	83.8
UKFS	**88.3**	88.8	89.0

AMP Financial Services

- Persistency improved slightly during a relatively poor market environment reflecting the success of pro-active initiatives to boost retention, including making it easier and more cost effective to maintain accounts with AMP.
- Persistency for superannuation and mature product categories exceeded 1H 01, reflecting AMP's overall strength in the superannuation market and the success of our retention strategies for mature business. These strategies include rewarding planners for retaining existing business and using AMP Direct to target maturing policies not covered by planners.
- Initiatives to streamline superannuation and pension products should positively impact on retention. These initiatives will enable better products, more flexible fees, faster-to market product enhancements and they will make us easier to deal with.

UK Financial Services

- Persistency is down 0.5% from 1H 01 to 88.3% in 1H 02 despite overall cash outflow being down 2% on 1H 01.

Brand strength

AMP's brands are an integral tool of strategy implementation. The international brand strategy continues to reflect and support AMP's corporate strategy and key business priorities. To this end:

Launched first international brand advertising campaign

- the first international brand advertising campaign for the AMP brand has been launched using a single retail positioning. This is the beginning of a three year brand building program
- its twin objectives are to build awareness of the AMP brand in the UK and to reposition the brand in the Australian market
- the initial TV campaign highlights both the breadth of AMP's offerings and specific investment, banking and financial planning products and services
- the campaign supports two key planks of the corporate strategy, being to:
  - build and maintain leading retail market positions in Australia, the UK and New Zealand
  - focus on high growth, high margin wealth management products and services
- it also helps to execute one of AMP's six key business priorities for 2002, to capitalise on its brand strength in Australia and New Zealand and build the brand in the UK
- the campaign launched in Australia and the UK in early August 2002 and will roll out in New Zealand in the first half of 2003
- AMP is investing about A$37.5m in the campaign in 2002, with more than two thirds of this budget being invested in the UK
- the Group also continued to support the Henderson brand as AMP's global investment management brand, with an integrated marketing campaign including advertising, public relations, and direct mail, targeted at key market segments.

Overview of embedded value

- This information shows the embedded and new business values for the businesses of AMPFS (AMP life funds, other subsidiaries and business support operations) and UKFS (life funds of AMP Pearl, AMP NPI and AMP London Life, business support operations and unit trust and Open Ended Investment Company (OEIC) business).
- Assumptions used for the embedded and new business values are consistent with the best estimate assumptions used in calculating Margin on Services Policy Liabilities at the half-year end. For the life funds, these reflect the expenses charged to them including service company fees.
- Risk discount rates are the discount margin plus the yield on long term government bonds. Future investment earnings and inflation are also based on these long term government bond yields and do not vary with the discount margin.

Annualised yields used	30 June 2002	31 December 2001
AMPFS (10 year bonds)	6.15%	6.10%
UKFS (10 year gilts)	5.12%	5.12%

- Expected returns represent the unwinding of the discount (at the relevant discount margin over the end 2001 yield on long-term bonds) on discounted values and the net expected investment return on undiscounted values.

Embedded values as at 30 June 2002

	Capital	Discount Margin				
A$m	Included	2%	3%	4%	5%	6%
AMP Financial Services	3,794		5,933	5,701	5,493	5,309
Value of 1H 02 new business			*124*	*111*	*99*	*89*
UK Financial Services	5,549	5,134	4,722	4,371	4,056	
Value of 1H 02 new business		*62*	*54*	*41*	*33*	

- The UKFS capital included of A$5,549m includes intangibles of A$1,044m which mainly relates to the acquisition of NPI. The part of this intangible asset which represents the value of future new business in NPI is not valued in the EV itself.
- UKFS above (capital, value of new business and embedded value) does not include value for Towry Law and Ample Interactive Investor. Capital of these businesses total A$514m.

AMPFS embedded value and value of new business


A$m
Change in embedded value - AMPFS
(at the low risk discount margin (3%) above bond rate)
7,100
6,900
6,700
6,500
6,300
6,100
5,900
5,700
5,500
274
124
(4)
22
6,706
(324)
Management value added
Non-management
5,933
(773)
1.4% return
FY01EV after restatement
Expected Return
1H 02 New Business
Other - Management
Investments & Bond Yields
Other - Non-management
1H 02 EV (before transfers)
Net Transfer out
1H 02 EV (after transfers)


Change in value of new business - AMPFS
A$m
(at the low risk discount margin (3%) above bond rate)
140
120
100
80
60
40
20
88
0
6
124
(1)
1H 01VNB
Restatement of corporate super
Assumption and Modelling changes
Change in economic assumptions
1H 01VNB Restated
Volume and mix
Unit costs and product changes
1H 02 VNB

Embedded value stable

- Embedded value increased by 1.4% (2.8% annualised) at the 3% discount margin (dm) after restatement of the opening position and before transfers.
- The restatement is for modelling improvements, which mostly relate to corrections of values prior to 2001. The historic return on EV in 1H 00 has been restated as well.
- The management value added to embedded value in 1H 02 was mainly due to:
  - new business adding A$124m at the 3% dm and A$89m at the 6% dm
  - product and capital initiatives adding A$32m at the 3% dm and A$61m at the 6% dm
  - business support operations profit is lower than anticipated despite cost saves, due to lower than expected volumes, deducting A$20m at 3% dm and A$18m at 6% dm
  - profit A$13m less than expected.
- The main non-management factors in 1H 02 were:
  - investment returns on shareholder capital reducing value by A$122m
  - investment returns on customer funds reducing value by A$202m (3% dm) and A$195m (6% dm)
  - assumption changes account for the remainder.
- Net transfers out include the value of franking credits transferred out at 70% of face value as well as profits and A$725m of capital transferred to Corporate.

AMPFS EMBEDDED VALUE

AMP Financial Services A$m	Embedded value and discount margin 3%	4%	5%	6%
Embedded value at 31 December 2001	6,863	6,613	6,386	6,183
Restatement	(249)	(232)	(216)	(202)
Expected return	274	285	295	304
Management value added	120	119	118	118
Non-management factors	(302)	(311)	(317)	(321)
Net transfers in/(out)	(773)	(773)	(773)	(773)
Embedded Value at 30 June 2002	5,933	5,701	5,493	5,309
First half return on Embedded Value	1.4%	1.5%	1.6%	1.7%
Embedded Value comprises:				
Adjusted net assets[1]	1,728	1,728	1,728	1,728
Value of in-force business[2]	4,205	3,973	3,765	3,581
Embedded Value by major entity				
AMP Life	5,390	5,179	4,991	4,824
Business Support Operation (BSO)	368	351	336	322
Other subsidiaries	175	171	166	163
Value of New business				
2002 first half	124	111	99	89
2001 first half restated	119	103	88	74
2001 first half	88	73	60	50
Value of New business by major entity - 2002 first half				
AMP Life	80	70	60	52
Business Support Operation (BSO)	28	26	25	24
Other subsidiaries	16	15	14	13
Value of New business by major entity - 2001 first half				
AMP Life	61	48	35	27
Business Support Operation (BSO)	15	14	14	13
Other subsidiaries	12	11	11	10
Value of franking credits @ 70% full value (included above)				
Value of in-force business	825	785	749	718
Value of New Business - 2002 first half	24	22	21	19

Source: AMP Life Appointed Actuary

Solid increase in value of new business

- Value of new business increased from A$119m (restated) in 1H 01 to A$124m in 1H 02 (both at 3% dm), due to:
  - changes in volume and mix deducted A$1m
  - unit cost improvements and product and capital management initiatives added A$6m.
- The restatement reflects modelling improvements, most of which were included in the VNB for FY01 but not at 1H01. This includes the revised treatment of all Corporate Super income as new business.

Notes

1. Adjusted net assets broadly represents shareholder net assets in excess of capital adequacy requirements at face value.
2. Value of in-force business includes shareholder net assets of A$1,576m at face value which are valued at a discount to expected time of release.

UKFS embedded value and value of new business


Change in embedded value - UKFS
(at the low risk discount margin (2%) above bond rate)
£m
2,300
2,200
2,100
2,000
1,900
1,800
2,123
76
23
26
(209)
(78)
1,961
(70)
1,891
Management value added
Non-management factors
-7.6% return
FY 01 EV
Expected Return
1H 02 New business
Other - Management
Investments & Bond Yields
Other - Non-management
1H 02 EV (before transfers)
Net Transfer Out
1H 02 EV (after transfers)


Change in value of new business - UKFS
(at the low risk discount margin (2%) above bond rate)
25
20
15
10
5
0
21
0
(3)
18
(8)
0
13
23
Non management factors
Management value added
1H 01 VNB
Change in economic assumptions
Inclusion of Serv Co
1H 01 VNB Restated
Volume
Mix
Unit costs and product changes
1H 02 VNB

Value of new business increases

- The embedded value and value of new business does not include value for Towry Law and Ample Interactive Investor.
- The UKFS cost management program announced on 21 June 2002 has been partly reflected in the embedded value and value of new business for 1H 02. There is no acquisition component of the cost saves in the 1H 02 value of new business. The maintenance component expected to be achieved by the end of 2002 has been fully reflected in both the embedded value and value of new business.
- When the cost management program is completed, considerable additional value will be created.

Notes

Take care when comparing these results with those under "UK achieved profits". The UKFS embedded value and value of new business are net of UK income tax (including shareholder tax on transfers). However in UK achieved profit presentations, the change in embedded value and value of new business are often quoted:

- gross of tax at the corporate rate
- before investment variances and economic assumption changes.

UKFS EMBEDDED VALUE

UK Financial Services £m	Embedded value and discount margin 2%	3%	4%	5%
Value in UKFS Life, Unit Trusts, OEIC, PEPs and Business Support Operations				
Embedded Value at 31 December 2001	2,123	1,971	1,844	1,732
Expected return	76	79	82	85
Management value added	49	47	44	40
Non-management factors	(287)	(288)	(289)	(292)
Net transfers in/(out)	(70)	(70)	(71)	(71)
Embedded Value at 30 June 2002	1,891	1,739	1,610	1,494
First half return on Embedded Value	-7.6%	-8.2%	-8.8%	-9.6%
Embedded Value comprises:				
Adjusted net assets [1]	718	676	639	606
Value of in-force business [2]	1,173	1,063	971	888
Value of New Business				
2002 first half	23	20	15	12
2001 first half restated	18	14	11	8

Source: UKFS Appointed Actuaries

- VNB after restatement increases by 28% or £5m to £23m.
- This is mainly due to a reduction in unit expenses from cost reduction activities, despite lower volumes.
- The 1H 01 restatement is largely due to including the VNB for the Service Company negative £3m.
- Management value added is made up of £23m for VNB, and £26m from other management value added, which is primarily made up of:
  - project spend which had a -£14m impact on EV
  - the value of future maintenance expense savings to be implemented before the year end under the cost management program.
- Investment markets had an adverse impact on EV of -£209m.
- Other non-management factors related largely to an adverse impact due to the changes in the method of valuing compensation for legacy issues such as pensions mis-selling plus some other modelling improvements.
- Transfers out include shareholder transfers on bonuses from 90:10 fund and BSO profits transferred into the shareholder's fund.

Notes:

1. Adjusted net assets represents the following, net of eliminations:
   - shareholder assets in the NPI life fund in excess of regulatory requirements
   - the discounted value of the London Life contingent loan and special reserve account
   - *the discounted value of the shareholder attributed assets in the Pearl 0:100 fund.*

   There is £961m of face value of shareholder net assets included in the adjusted net asset value.
2. Value of in-force business is the value to shareholders of future distributions of profits (net of income tax) from policies in-force, excess assets in the with-profit funds (one ninth of the bonuses required to exhaust them) and shareholder net assets at the relevant risk discount rate to time of release plus the value of in-force to the business support operations. There is £698m of shareholder net assets included in the value of in-force.

Embedded value and value of new business sensitivities

Indicative sensitivities should be used as a guide only

- The following graphs illustrate the sensitivity of the embedded and new business values to various economic and business variables.
- The sensitivities can at best be only indicative because:
  - they assume that the movement in a particular variable is independent of all others
  - they are not always linear nor symmetrical
  - they show the average movement for the risk discount margin range
  - they are based on the 1H 02 position.
- The 1% (100 bp) increase in long-term government bond yields includes the associated change in economic assumptions, bonus rates, risk discount rates and bond values.
- The 5% reduction in costs is based on AMPFS and UKFS controllable costs only, ie it excludes commission and investment management fees. The analysis assumes cost reductions arise in the business support operations.
- The 1% increase in persistency is based on a uniform reduction in lapses.
- The 5% increase in equity index is based on the ASX All Ordinaries for AMPFS and UK FTSE All Share for UKFS. It makes no adjustment for investments outside index weightings or for any hedging structures, and excludes non-listed and international equities.

Change in embedded value at 30 June 2002 (A$m)


1% (100 bp) increase in 10-yr bond yields
5% reduction in costs
1% increase in persistency
5% increase in equity index at 30 June 2002
110
75
90
55
95
10
105
105
145
0
50
100
150
200
AMPFS
Life & Other
BSO
UKFS

Change in 1H 02 value of new business (A$m)


1% (100 bp) increase in 10-yr bond yields
5% reduction in costs
1% increase in persistency
5% increase in sales
2
-1
11
5
8
1
3
4
1
2
-5
0
5
10
15
AMPFS
Life & Other
BSO
UKFS

Profit sensitivities

Indicative sensitivities should be used as a guide only

- The following graph illustrates the sensitivity of AMP's current full year profit to various economic and business variables.
- These sensitivities are at best only indicative, because:
  - they assume that the particular variable moves independently of all others
  - they are not always linear nor symmetrical
  - they are based on the current position
  - in general they assume that movement occurs evenly over the year.
- Other assumptions include:
  - parent company shareholders' equity is fully invested and there are no adjustments for investments which are outside index weightings
  - currency movements in investments in self-sustaining operations do not impact profit
  - costs exclude investment management fees and commission related costs
  - all figures are after tax
  - sales sensitivity assumes same product mix as 1H 02
  - currency sensitivities do not allow for hedging structures, on 1H 02 operating margins currently in place. 2002 UK operating margins are hedged by a collar of AUD/GBP 0.348 to 0.390.
- AMP's financial services businesses' (ie AMPFS and UKFS) current year profitability is not significantly sensitive to new business or discontinuances. In practice, new business will generate profits in future years. Sustained growth would lead to lower unit costs, and improve overall profitability.
- Under MoS accounting, non-investment experience has an immediate impact on life margins for the current period. Investment experience has a different impact on life margins:
  - for participating business, profit margins are dependent on the level of future bonuses supported by both the value of available assets and the assumed future investment earnings (largely driven by prevailing bond yields). As the effect of movements in investment markets is absorbed by bonuses over a number of years, only a fraction of the impact is recognised in the current reporting period and is shared between policyholders and shareholders
  - for risk and annuity business, movements in asset values have little impact on profit unless assets and liabilities are mismatched, in which case the impact of mismatching is fully recognised in the current reporting period
  - for linked business, fee income is mainly based on the levels of assets under management, which in turn is directly impacted by investment markets.

FY 02 sensitivities (A$m)


Economic variables
Investment income
Operating margins
5% increase in All Ords
50
10
5% increase in FTSE 100
35
15
1% (100bp) decrease in 10yr gilt yields
-20
105
1% (100bp) decrease in 10yr Aust bond yield
-15
30
10% increase GBP vs AUD
5
55
Business variables
5% increase in sales volumes - AMPFS & UKFS
15
10% increase - average external AUM
25
5% reduction in costs
95
-40
-20
0
20
40
60
80
100
120

5% reduction in costs by business unit: AMPFS A$22m, UKFS A$36m, HGI A$25m, AMPI A$12m

Divisional Results

The results, performance and outlook of AMP's business units are detailed in this section of the report.

Business units

40 AMP Financial Services

44 UK Financial Services

49 Henderson Global Investors

53 AMP International

56 Discontinuing Business

57 Corporate Office

AMP Financial Services

Profit & loss account

A$m	1H 02	1H 01	2H 01
Profit margins released	**136**	152	154
Profit margins - other operations	**55**	33	28
Total profit margins	**191**	185	182
Experience profits	**6**	12	14
Capitalised (losses)/loss reversals	**-**	1	(1)
Core recurring operating margins	**197**	198	195
Normalised investment income	**113**	115	119
Operating profit after income tax	**310**	313	314
Non-recurring items	**(3)**	(24)	(3)
Profit after income tax and non-recurring items	**307**	289	311
Cost to income ratio	**41%**	43%	44%

Capital released, return on invested capital boosted

Shareholder returns continue to improve

- Return on invested capital rose to a new high of 15.0% in 1H 02. This was up from 13.8% in 1H 01 and 14.1% in FY 01. Higher return on capital resulted from stable earnings and a release of A$725m in capital invested in the business, of which A$500m removes AMP UK plc preference shares from AMP Life statutory funds.

Solid operating profit after income tax

Effective cost management softens impact of tough markets

- Operating profit after income tax declined 1% from A$313m in 1H 01 to A$310m in 1H 02. This is a solid result given the difficult market conditions and the negative profit effect of capital initiatives (ie lower investment income and loss of income on discontinued capital intensive products). After non-recurring items, profit increased by 6% to A$307m (A$289m in 1H 01).
- Controllable costs reduced by 9% in 1H 02 to A$304m reflecting various initiatives to rein in expenses in the face of difficult market conditions.

Core recurring operating margins steady in 1H 02

Core recurring operating margins remain steady at A$197m in 1H 02

- Core recurring operating margins were steady at A$197m in 1H 02 (A$198m in 1H 01). This was the outcome of a range of features:
  - lower shareholder profit from capital guaranteed products due to the implementation of capital initiatives (-A$9m)
  - lower domestic and international share markets (-A$15m)
  - lower volumes in business support operations (-A$6m)
  - higher than anticipated claims in group life business (-A$9m)

  offset by:
  - increased profit margins arising from the unit-linked Flexible Lifetime Superannuation product (+A$4m)
  - growth in subsidiary companies (+A$15m)
  - capitalisation of project costs (+A$13m)
  - other experience gains (+A$6m).

Performance against key initiatives

Pursue strong growth in shareholder value

ROBUE	▲	to 17.1%
ROIC	▲	to 15.0%
Cost to income	▼	to 41%
Value of new business	▲	by 4%
Embedded value	▲	by 1.4%
Controllable costs	▼	by 9%

- Profit after income tax including normalised investment income and non-recurring items as a return on business unit equity increased from 15.8% in 1H 01 to 17.1% in 1H 02. The return on invested capital (business unit equity plus goodwill paid on acquisitions) was 15.0% (13.8% in 1H 01).
- Despite a tough operating market, total profit margins grew by 3% from A$185m in 1H 01 to A$191m in 1H 02.
- Other profit margins were down from A$13m in 1H 01 to A$6m in 1H 02, largely due to lower experience gains.
- The cost to income ratio was 41% in 1H 02, 2 percentage points lower than 1H 01.
- Persistency improved to 84.8% in 1H 02 (0.2 percentage points higher on 1H 01) despite the poor market environment.
- Embedded value rose by 1.4% in 1H 02 with value from new business more than offsetting the negative impact of lower investment markets.
- Value of new business rose 4% in 1H 02 to A$124m (based on a 3% discount margin above the bond rate). Greater cost efficiency more than offset the negative impact of lower sales.

Continue to build a powerful distribution platform

Positive growth in embedded and new business value

- Total AMPFS new business of A$4,633m in 1H 02 was 5% lower than 1H 01, an impressive result given the tough market conditions. This was achieved in large part due to the strong performance from Corporate Superannuation (up 24% on 1H 01) and Hillross channels (up 16% on 1H 01).
- Total Australian contemporary net cashflow was A$1,617m in 1H 02, 15% lower than in 1H 01. While both new business and net cashflows in 1H 02 were down on the record levels in 1H 01 (due to investor sentiment, lower interest rates and the AMPFP offshore conference), they were the 2nd best ever half-yearly results, reflecting the underlying strength in the distribution platform.
- AMPFS continues to leverage its multi-channel distribution strategy:
  - AMP Financial Planning continues to be the largest dealer group in Australia/New Zealand
  - Hillross offers a business model that is valued by its customers for independence and breadth of expertise
  - AMP remains the clear market leader in Corporate Superannuation with several large tender successes in 1H 02
  - AMP Direct provides customers with a direct access point to AMP's products, to assist in customer retention, and to generate leads for planners
  - Arrive Financial Planning is a new channel that caters exclusively for higher net worth customers. This business was acquired from PricewaterhouseCoopers in June 2002. It brings 13 highly qualified planners, around 500 clients, and more than A$1b in funds under advice.

Committed to developing and retaining our planners

- In January 2002, both existing dealer groups (AMP Financial Planning and Hillross) launched their new "value propositions" that set the scene for new higher levels of planner achievement. The new value propositions ensure market parity for remuneration and focus on net business flow as the principal driver. These changes which became effective in July 2002 will confirm AMPFS as a compelling business partner for planners.
- AMPFS is committed to developing the skills of its planners with over 35% of planners now holding Certified Financial Planner designation, compared to 20% in 1H 01. The retention rate for AMPFS planners in 1H 02 remained constant at 93%.
- In the 12 months since June 2001, planner numbers in Australia have grown by 6% to 2,002 planners.

Reposition as a technology smart business

Major rationalisation and simplification of product systems

- The New Managed Funds platform (bringing all of AMPFS superannuation products together on one modern, flexible computer system) was implemented in 1H 02. The new platform enables AMP to provide better products, more flexible fees and faster-to-market product enhancements and, critically, makes us easier to deal with for customers and planners.
- Having successfully introduced a new risk platform in New Zealand in late 2001, AMPFS is currently exploring opportunities to re-use elements of the same technology platform in our Australian risk business.
- AMPFS continued to strengthen its eBusiness capabilities and offerings in 1H 02:
  - enhancements to Planner Portal (a web-based platform for B2B interchange with planners) have made business processing easier and less time-consuming. They have also provided planners with a real time view of their clients' investment and insurance holdings
  - myAMP, a new personalised web portal for customers, was developed and launched
  - AMP@Work, a value-added service that AMP provides to its corporate customers and their employees, was further refined.

Leverage from AMP's major sponsorships: brand management

Successful sponsorships maintaining our leading brand positioning

- The AMP brand in Australia remains an icon brand, the best known, most considered and most preferred brand for retirement products, personal superannuation and managed investments (source: Colmar Brunton).
- AMPFS integrates its brand strategies with the work of the AMP Foundation at national and community levels in order to reinforce the relevance and attractiveness of the AMP brand.
- AMPFS launched a 12 month partnership with NineMSN early in the year. The partnership is designed to drive traffic to amp.com.au through both campaigns and interactive tools, to result in direct sales and to generate quality leads for planners.
- AMPFS launched the NATSEM (National Centre for Social and Economic Modeling) sponsorship and jointly produced two AMP.NATSEM Income and Wealth Reports, being "Trends in Taxable Income by Postcode" and "Live Long and Prosper".

Know, serve and market to customers better

New tighter customer service standards achieved in 1H 02

- The innovative use of leading edge Customer Relationship Management technology via our Customer Information System will improve the amount and quality of customer information available to customer-facing staff and planners.
- Tighter customer service standards were introduced and achieved in 1H 02. The new service standards require transactions to be processed in 30%-40% less time than previously allowed.
- New customer service quality systems were implemented in 1H 02, enabling business to be transacted more efficiently and accurately, resulting in increased customer and planner satisfaction (due to lower levels of rework) and lower unit costs for AMP.

Outlook

Market dynamics – what we expect

- The outlook for global financial markets remains uncertain. Global markets have experienced tumultuous changes in investment returns and investor sentiment. Issues of security and corporate governance continue to cause concern. In this environment, the Australian market has fared relatively well and is likely to continue to outperform most of its international counterparts.
- As consumers become more sensitive to performance and risk issues, the need for sound advice and a balanced, diversified portfolio is heightened.
- Continued movement of "baby boomer" customers towards retirement is highlighting the need for individuals and governments to prepare for the long-term impact of this generation's needs and preferences on society and on financial markets.
- Consolidation of distribution platforms continues to be a major feature of the industry. Changes to legislation and regulation will encourage consolidation of master trusts and dealer groups over the next few years. It is likely that the market will polarise into very large and boutique offerings.
- Planner productivity and retention/growth will be the major drivers of distribution profitability and market share.
- Margin pressures are expected to intensify in the face of relatively low returns and strong competition.

Implications for AMP – what we think it means for us

Maintaining our focus on long-term strategies

- In these tough conditions, while we aggressively manage short-term priorities such as effective cost and capital management, it is important we do not lose sight of our long-term strategies and priorities.
- In 2002, these are to:
  - be easy to deal with for planners and customers by providing the highest sustainable levels of customer service and support to ensure market competitiveness
  - excel at doing business through multi-distribution channels (planners, direct, and corporate superannuation)
  - know, serve and market to our customers better
  - position AMP as a modern, premier provider of trusted advice and wealth management products
  - run our business more efficiently, with wise management of costs and invested capital
  - sharpen the can-do culture, making AMPFS a place where the best people thrive.

Key financial objectives in 2002-2003

Continued reduction in unit costs

- AMPFS expects to achieve moderate growth in operating margins in 2002, underpinned by cost reduction initiatives. This assumes that over the remainder of the year, there is reasonable improvement in both financial markets and in investor confidence.
- The cost to income ratio is expected to hold in the low 40s with the negative impact of lower invested capital broadly offset by lower unit costs.
- Selective closure of capital intensive products, combined with changes to asset mixes backing existing products and use of derivatives, is expected to reduce capital by A$1b (or over 20%) in 2002 with a further reduction in 2003. This will result in the return on invested capital rising from 14.1% in FY 01 to a target of around 16% this year and aiming higher in 2003. All things equal, the capital released will lower operating margins by A$20m in FY 02 and A$40m in FY 03.
- The value of new business is expected to achieve positive growth, subject to sales trends and markets.

UK Financial Services

Profit & loss account

£m	1H 02	1H 01	2H 01
Profit margins released	**36**	49	34
Profit margins - other operations	**25**	(4)	-
Total profit margins	**61**	45	34
Experience profits/(losses)	**(5)**	(2)	25
Capitalised (losses)/loss reversals	**8**	17	(1)
Core recurring operating margins	**64**	60	58
Normalised investment income	**41**	40	45
Operating profit after income tax	**105**	100	103
Non-recurring items	**(4)**	-	-
Profit after income tax and non-recurring items	**101**	100	103
Cost to income ratio	**59%**	63%	57%

Strong growth in total profit margins

Solid performance in core recurring operating margins in difficult markets

- UKFS has achieved strong performance with 1H 02 core recurring operating margins rising by 7% to £64m, despite continued depressed investment markets.
- Lower equity markets have reduced planned margins on a full year basis by £12m.
- Experience losses reflect adjustments in respect of taxation, and lapse experience.
- The capitalised loss reversal of £8m has occurred in the AMP London Life annuity portfolio.
- The return on invested capital is down from 11% in 1H 01 to 9.3% in 1H 02. This is driven by increased capital from Towry Law, Interactive Investor and Ample without, in the short term, increased profit.
- Profit margins from other operations were up from a loss of £4m in 1H 01 to a profit of £25m in 1H 02. The increase primarily reflects the performance of the Service Company. The continued focus on cost management captures run-rate savings as profit.
- The non-recurring item of £4m reflects initial one-off costs incurred with regard to delivering our cost management savings (mainly the closure of our Cardiff office). The majority of costs on the project will be incurred in 2H 02.

Performance against key initiatives

Disciplined management of costs

ROBUE	▼	to 12.2%
ROIC	▼	to 9.3%
Cost to income	▼	to 59%
Value of new business	▲	by 28%
Embedded value	▼	by 7.6%
Controllable costs[1]	▼	by 18%

1. Excl Towry Law

- Cost to income ratio for 1H 02 is 59% (including Towry Law). On a like for like basis (excluding Towry Law), the cost to income ratio down from 63% in 1H 01 to 55% in 1H 02. The reduction is the result of disciplined management of controllable costs during 1H 02.
- Controllable costs for 1H 02 are down to £197m (including Towry Law) and are 3% lower than 1H 01 (which excluded Towry Law). On a like for like basis (excluding Towry Law), controllable costs for 1H 02 are down by 18% compared to 1H 01.
- A cost reduction program is planned to generate run-rate savings of £100m (pre-tax) by the end of 2003. These savings are primarily in support functions representing our desire to protect revenue generating processes. Activity-based costing was used to identify non-value add activity and duplication following the merger of the UK life operations.
- After making various changes to the business, we estimate the net impact of the move away from with-profit products to lower margin lines will absorb approximately £35m of the £100m run-rate savings, but the remainder is expected to accrue to shareholders.

Grow profitability

- The continued focus on cost management has ensured the Service Company increases profit as run-rate savings are captured.
- The value of new business has increased from £18m (restated) for 1H 01 to £23m. The increase, despite reduced sales volumes, follows the continual focus on reducing expenses and improved operational efficiency.

Continue to build multi-distribution capability

Direct Sales Force (DSF)

Decrease in adviser numbers due to:
- *phasing out low performers*
- *competitors targeting top performers*

- Adviser numbers have fallen significantly from 1,511 at the beginning of January 2001 to 770 at the end of 1H 02 with a consequent impact on sales volumes.
- Productivity has improved with the run rate of the top 100 increasing by 18% (and the top 300 by 11%) compared to 1H 01. The change to salesforce numbers is primarily the result of intentional phasing out of low performers in order to improve quality and productivity.
- A framework for developing a network arrangement has been established aimed at migrating a proportion of financial planners from employed to self-employed. Pilot results are encouraging.
- In addition to 770 advisers, UKFS has 412 advisers who are now classified as insurance and mortgage consultants, and are focused purely on non-regulated products (ie mortgages, general insurance and life protection products). This "2nd Tier" is a solid foundation for distribution of Sandler "stakeholder" products.
- New products suited to volatile market conditions, and reduced pricing for term assurance, have been announced for launch through the DSF during 2H 02.

IFA channel

- Continued to target the top 1,000 IFA firms. We focused in particular on the top 15% and have developed a series of partnership initiatives with them. This has enabled us to increase our share of the national IFA segment of the market.
- Continued to position ourselves as a pensions specialist and have pursued the very fast growing transfer market in the UK. We launched both individual and bulk solutions to the market with a unique solution for covering the Guaranteed Minimum Pension liability.
- Launched pilots with a number of target firms in the UK for Equity Release which we believe will bring substantial new business in 2003.
- Piloted our planned "wrap" service with a small number of IFAs resulting in an improved proposition for 2H 02.
- The impact of the recent downgrade of AMP's financial strength rating to AA⁻ by Standard & Poor's on sales by IFAs is not clear yet.

Towry Law

Towry Law generated £28m in commissions

- UKFS wholly owned IFA, Towry Law's focus has been on achieving profitability. UK adviser numbers have been maintained at 378 over the period with recruitment of more productive registered individuals (24 in the UK and 19 in International) replacing poor performers who have been actively managed out.
- Proved resilient to market conditions generating £28m in commissions (with commission from sales in the UK up 3% on 1H 01) and experiencing continued customer loyalty.
- Towry Law's UK corporate business won significant new "blue chip" clients which will provide significant opportunities to expand our customer base through 2002 and beyond.

AMP Corporate Pensions

- AMP Corporate Pensions was successfully launched in May 2002 to target substantial new business opportunities arising from the transition from defined benefit to defined contribution pension schemes. The defined contribution market is expected to grow from its current level of £2.5b pa to over £17b pa by 2011.
- UKFS' growth strategy in this market plays to its strengths in pensions manufacture and administration and strong relationships with the Employee Benefits Consultants (EBCs) who are the key influencers in this market. UKFS is "on panel" with 12 of the main EBCs.
- The new division has achieved excellent success rates with its target market (FTSE 350 and local authorities). Of 164 schemes tendered for in 1H 02, 37 have been won and 79 remain outstanding. While it will take some time for business to filter through from all of these schemes, the potential volumes are significant.
- UKFS has also been selected as one of the Stakeholder providers to the UK Principal Civil Service Pension Scheme and expects new business flows towards the end of the year.

Direct channel

- The Direct channel's focus continues to be on improving profitability.
- Significant synergies have been achieved in merging Ample and Interactive Investor, leading to a reduction of 50% of the cost base since integration.
- The integrated site went live in February enabling the targeting of the Interactive Investor user base with the functionality of the ISA on-line supermarket. A share-dealing service was also launched in April 2002.
- A number of direct marketing and execution pilots have been undertaken including a retention campaign targeting maturing policies and reactivation mailings to "orphan" customers.

Actively manage and improve capital efficiency

Improving capital efficiency is a major focus

- A number of measures have been implemented to improve the solvency of our life companies:
  - AMP Pearl replaced A$1b of inadmissable assets with admissable assets during July 2002
  - AMP Pearl and AMP London Life withdrew their existing with-profit bond and annuity products (31 July 2002)
  - UKFS has reduced its exposure to equity markets over the period with its exposure to UK equities in the AMP Pearl with-profit fund now being 35%
  - we have reviewed bonus levels on with-profit products and intend to reduce them, and have applied Market Value Adjustment to most with-profit products.
- We will manufacture and distribute less capital intensive products.
- UKFS has continued discussions with the FSA regarding the restructure of its life funds. Discussions have understandably been slowed by poor investment markets.

Focus on customers and target segments

- UKFS has implemented a customer segmentation model which has identified three core target segments, Maturing Money, Aspirers and Middle England. UKFS has 60% of its customers in these segments and will be using it to target profitable customers.
- Customer research (with customers and non-customers) in the target segments established, what is most important to them in terms of product features, service and advice. We will develop further segment specific customer propositions as a result.
- UKFS has built a Customer Value Index and a "propensity to buy model" which has been used to identify customers offering maximum value potential to AMP and to allocate customers to appropriate channels.
- UKFS has identified lifestage and lifestyle segments and is currently piloting an advice proposition aimed at financially independent women.
- UKFS has introduced a new customer satisfaction measure "Experiences" which tracks the total customer experience from enquiry to maturity. Results are used directly to improve service levels.

Achieve market recognition

- Towry Law was voted "best investment IFA 2001" and "best use of new media IFA 2001" by UK Money Marketing in March 2002.
- Ample has been assessed as the best fund supermarket by Moneywise, the UKs leading consumer finance magazine (August 2002).
- UKFS' Technical Advisory Services was voted the winner in three categories in the Pensions Management and Administration Awards 2002:
  - personal pensions backup service and technical support
  - stakeholder pensions backup service and technical support
  - small self administered schemes backup service and technical support.

  These awards are based on votes from IFAs and reinforce UKFS' key strategic theme of "advice as a differentiator".

Outlook

Market dynamics – what we expect

Unprecedented level of change - well placed to take advantage of these opportunities

- The current environmental factors shaping the UK market are abnormally intense and complex. UK financial services providers face an unprecedented level of change prompted by the combination of numerous government and regulatory sponsored reviews and depressed equity markets:
  1. FSAs proposals for depolarisation
  2. Sandler review of Medium & Long Term Savings
  3. Pickering review of Pensions
  4. FSAs with-profit review
  5. Penrose enquiry into the collapse of Equitable Life Assurance Society
  6. Tiner review of prudential regulation.
- The combination of these pressures is likely to result in:
  - simplification of products
  - pressure on margins
  - potential industry consolidation
  - increased transparency
  - a new generation of with-profit style products
  - significant change in the distribution of products including "lighter touch" sales regulation
  - extension of regulation to mortgages, general insurance and health products.
- However, despite growing pressures, considerable opportunities are presented by the underlying dynamics of the UK market:
  - ageing population
  - increasing affluence
  - strong economy
  - buoyant property market
  - government initiatives to encourage private savings and pensions provision
  - move from defined benefit to defined contribution pensions
  - trend towards "open architecture" business models enabling alliances between manufacturers and distributors.

Implications for AMP – what we think it means for us

- UKFS is intent on building a low cost, modern, flexible infrastructure and is half way through a three year transformation project.
- Clearly, UKFS will be subject to increasing industry pressure on costs and capital management.
- We expect both market consolidation and a more rational competitive environment in the medium term.
- Despite the challenging market conditions, UKFS is planning to deliver substantial growth in shareholder value over the next five years.
- UKFS has a wide range of assets which enables it to compete strongly in a changing market including broad multi-channel distribution, a large customer base (1 in 10 UK adults), talented and entrepreneurial employees and retail brands. As a result, UKFS is well placed to take advantage of opportunities.

What are we doing about it

Focus on costs and capital management

- UKFS will maintain an absolute focus on cost reduction using the activity-based costing model that has been developed.
- UKFS will continue to link the development of products with pro-active capital management.
- UKFS will continue to restructure and improve capital efficiency.

Continue to extend and transform distribution

Developing an integrated distribution model focusing on profitable customers

- Our comprehensive portfolio of distribution channels allows us to build an integrated retail distribution model offering face-to-face advice in conjunction with direct execution channels.
- Within advisory services, customer value and segmentation data will be used to drive territory management ensuring focus on profitable customers.
- Will continue the migration from traditional direct sales to financial planning, building on experience gained in Australia and Towry Law.
- Building a "network" model for a proportion of our advisers for the face-to-face advice channel.
- Developing new ways of reaching customers eg workplace seminars delivered by AMP Corporate Pensions. UKFS will look to leverage Towry Law's worksite intranet capability.
- We also focused on the large IFA networks, which are rising in importance.
- UKFS is developing its "wrap" services, partly using Ample/ALIS technology, for advisers and intermediaries that will reduce costs, streamline transactions and enable the adviser to produce consolidated reports and valuations for their clients.
- Ample will strengthen its offering with the introduction of transfers for ISAs, PEPs and unwrapped unit trusts, as well as non-equity-based propositions.
- We will grow IFA Towry Law and where appropriate offer AMP manufactured products through this channel.
- Towry Law will reduce the fixed cost base and offer a range of employment propositions to registered individuals including employed, self-employed and network.
- The Churchill relationship is developing positively and general insurance is now being distributed face-to-face across Advisory Services, through Direct, on the web through Ample and shortly through IFAs.

Selectively manufacture to enhance market position

- UKFS will apply a focused strategy to manufacturing, building solutions only where it has competitive or scale advantage. Where appropriate, UKFS will build further manufacturing alliances, to gap-fill our product range.
- UKFS manufacturing will be driven by a low cost multi-fund, multi-manager model which will increase customer choice and flexibility.
- UKFS is developing a "total portfolio" approach to meet our customers' needs, including the continued development of products like Equity Release and cash and lending products from AMP Banking, suited to current market conditions.

Build AMP brand in the UK

- AMP has launched an integrated brand campaign in 2H 02 as part of a three year program to raise awareness of AMP in the UK. The campaign will include TV (commencing August 2002), print, sponsorships, PR, customer mailings and websites among other activities.
- The campaign will support AMP's strategy to migrate progressively the brand equity from the existing UKFS brands (AMP Pearl, AMP NPI, AMP London Life) to AMP giving access to brand synergy across UKFS and the broader AMP Group.

Conclusion

Key to success
- *market response*
- *talented people*
- *three year transformation project*

The UK market is undergoing fundamental change. This change, combined with poor stockmarket performance, will present challenging conditions for the industry and UKFS in the short term.

UKFS is well positioned in comparison to the competition. Its wide ranging assets and capabilities, especially in distribution, give it the flexibility to respond to market change as it occurs.

The key to UKFS' success will be in balancing the successful completion of its three year transformation program with a sharp external focus, operational efficiency, fast response to market dynamics and recruitment and retention of talented people.

Henderson Global Investors

Profit & loss account

Diversification and tight cost controls ensure margin resilience in difficult markets

A$m	1H 02	1H 01	2H 01
Fee income	**454**	473	491
Other income	**8**	7	6
Total income	**462**	480	497
Management expenses	**(308)**	(332)	(336)
Core recurring operating profit before income tax	**154**	148	161
Income tax	**(46)**	(43)	(49)
Core recurring operating profit after income tax	**108**	105	112
Non-recurring items (after income tax)	**-**	10	(8)
Profit after income tax and non-recurring items	**108**	115	104
Profit after income tax represented by			
Core recurring operating margins	**102**	100	108
Non-recurring items	**-**	10	(8)
Normalised investment income	**6**	5	4
Profit after income tax and non-recurring items	**108**	115	104
Cost to income ratio	**67%**	69%	68%

Increased operating profit in continuing volatile markets

ROBUE	▼	to 37.5%
ROIC	▼	to 11.0%
Cost to income	▼	to 67%
Controllable costs	▼	by 7%

- Core recurring operating margin of A$102m is 2% higher than 1H 01 while operating profit after income tax has increased 2.9% to A$108m in 1H 02.
- Henderson delivered robust performance given that the MSCI World US$ Total Return Index has fallen 9.0% over the same period.
- Our business benefited from diverse product lines and broadening geographic spread. This is reflected by a minor reduction in total income of just 3.8% against 1H 01. New income streams, such as those from absolute return funds, have supported the more traditional business line income and softened the impact of the downturn.
- Changes in clients' asset allocation to a more conservative style, however, also affected margins, as a lower margin is typically earned on fixed interest mandates compared to equities.
- Assets under management reduced by 9.1% from A$292.4b to A$265.8b. Of this, 4.0% (A$11.7b) relates to adverse market movements; 3.3% (A$9.6b) to adverse FX movements; and 1.8% (A$5.3b) to net cash outflows. Net cash outflows were distorted by the outflow of A$3.9b in respect of a single short-term cash mandate received in 4Q 01.

Improved operating efficiency

Cost efficient while maintaining development spend

- Management expenses were driven down by A$24m (7.2%) from 1H 01, reflecting our continuing focus on cost management.
- Cost to income ratio improved to 67% (69% for 1H 01) despite difficult market conditions and a continued commitment to product development and infrastructure costs in 1H 02, which were higher than 1H 01.

Performance against key initiatives

Deliver superior investment performance

Establishing a platform for future success

- 60% of equity and bond assets under management met or exceeded benchmark in the six months ended 30 June 2002. This was achieved against a backdrop of challenging and volatile financial markets around the world.
- Won 26 awards globally during 1H 02, including five Standard & Poor's fund awards in the UK and one in Austria.
- Rated among the top three Socially Responsible Investment (SRI) managers in an independent report commissioned by MISTRA.

- Further strengthening of investment capabilities through:
  - recruiting high calibre, proven, US-based Fixed Income, European Property and Private Capital investment professionals to augment our existing capability
  - continued development and implementation of world class front office systems.

Extend geographic reach and strengthen distribution

Consolidation via organic growth through strengthened distribution channels

Significant strides have been made in bedding down our office networks to enhance manufacture and distribution globally, including the establishment of a Global Product Development Executive Group.

- UK - Continued restructuring of products and services for retail and institutional markets with UKFS to position Henderson for the market post-depolarisation. Increased brand promotion to further Property Fund of Funds distribution capabilities.
- Europe - Significant development of existing operations and strategic alliances, including a new JV with R & V Immoblien GmbH; trial of a new distribution agreement with Merrill Lynch; consolidation of our BPL partnership in Italy; continued progress on registration of Horizon products in Spain, Belgium, Switzerland and France; and commenced working with CAMI in Rome to develop product and asset management capabilities to access their distribution network.
- Australia - Further pursuit of growth opportunities. Success achieved through our partnership with AMPFS to increase our marketing to the External Financial Adviser channel, and first take up of our SRI Management and Engagement Overlay by a super fund.
- Asia - New distribution agreements in place across the region. These include three for our Horizon funds in Taiwan and a further three in Singapore.
- Japan - Launch of Henderson Toshin, utilising AMP distribution capabilities and our newly established marketing team in Japan.
- North America - Further promotion and distribution of newly established retail products, and establishment of the US fixed income capability. Development of capability to market a Henderson Global Fund of Funds to US institutional investors.

Develop innovative products

Product leadership through innovation

- Prioritisation of the development of alternative products to standard equity funds.
- Launch of our Retail Warehouse Fund and cash ISA product.
- Establishment of a California Workforce Housing product.
- Development of Global Listed Property Fund, for initial distribution in Asia Pacific.
- Property market research extended to continental Europe, with further sales resource in Germany and enhanced manufacturing capability in France, Italy and Germany.
- Launching of US$210m Henderson Asia Pacific Equity Partners LP Fund in Singapore.
- Development of a collateralised synthetic debt obligation product (UK launch expected in 2H 02).
- Completion of our enhanced client care website in Australia, demonstrating our commitment to client services.
- Creation of a AAA Cash Fund and further hedge fund products for release 2H 02.

Manage Henderson as an efficient, focused and value added business

Continued squeeze on cost base and drive for efficiency

- Focus on multi-asset, multi-regional capabilities, while lowering unit costs of products and client services.
- Transfer best practice and re-use existing technologies and innovative products.
- Increase rationalisation and standardisation to improve net margins over the product range, eg consolidate funds with Mackenzie in North America.

Develop global brand, culture and values

Promoting our global vision, leveraging the Henderson brand

- Continued promotion of Henderson as AMP's investment management brand through integrated marketing campaign.
- Henderson ranked 21 on brand recognition in a universe of 120 European investment management companies.
- Henderson ranked 3 in the Sector Analysis index of aspiring European brands (brands which span two or more European countries).
- In the table of highly respected European brands, Henderson ranked 6 in Italy, 10 in Germany and 15 across Europe (source: Sector Analysis).
- Progressed the brand recognition model, furthered development of brand tracking, and introduced new international marketing initiatives.
- Integrated satellite offices into the corporate culture and management structure.

Outlook

Market dynamics - what we expect

Increased uncertainty in major financial markets

- Depressed equity markets coupled with increased volatility, resulting in a switch in investor preference to lower risk investment products.
- Deregulation of financial markets and emergence of open architecture models will lead to an increased requirement for multi-channel distribution.
- Increased personal savings over the medium to long term as governments and institutions transfer responsibility for retirement saving to individuals.
- Legislative changes in the UK further increasing pressure on industry margins.
- Enhanced investor sophistication given increased access to quality financial information.

Implications - what we think it means for us

Maintain focus on core business and competitive strengths

- The full impact of lower and more volatile equity markets is likely to reduce earnings growth potential in 2H 02 and possibly FY 03.
- Good fixed income and "alternative" asset class opportunities in the short term, with equity products still having potential in the medium and long term.
- Industry is still attractive with long-term sustainable growth of 5-10% pa, but only diversified and innovative players will win. The rest will shrink or consolidate.
- Need to maintain focus on core business and areas of existing competitive advantage, and deliver superior investment performance.
- Expansion opportunities exist in all major global savings markets.
- Need to be able to react swiftly to new legislation while continuing to develop higher margin specialist products.
- Opportunities to develop new distribution channels, including online capabilities, while maximising the returns from existing distribution capabilities.
- As a global property investment manager, Henderson is well placed to take advantage of the current volatility of equity markets.

What we are focused on

Deliver superior investment performance

One brand, one culture - globally

- Henderson is selectively enhancing investment capabilities through focused recruitment of professionals with established market credentials, notably the US Fixed Income and European Property teams.
- Enhancement of global capabilities eg developing a US Equity team to operate alongside the US Fixed Income team.
- Recruiting and retaining high performance investment staff through competitive remuneration and promoting our image and investment culture.
- Leveraging our world class front office and support systems globally to enhance client services, promote new relationships and facilitate product development.

Extend geographic reach and strengthen distribution

Building on our existing distribution platforms

- Improving distribution capabilities - building up existing operations and strategic alliances, while developing new retail and property distribution capabilities.
- Broadening our global product range further, implementing target product launches and marketing plans using both AMP and Henderson networks.
- Capitalising on successful products and launching them in other markets.
- Continuing to seek suitable acquisition opportunities, at the right price.

Develop innovative products

Leveraging expertise in the development of specialist high margin products

- Developing products to increase income from high margin, innovative products to capitalise on increasingly open architecture.
- Launching products that meet market trends for hedge funds, global products, property securities, enhanced index, private equity funds and other growth opportunities at good margins.
- Broadening the scope and reach of successful products eg with the launch of further absolute return funds and specialist fixed income funds in the UK and Australia.
- Developing specialist European and US Private Equity Fund of Fund products to complement our existing Fund of Funds range.
- Co-ordinating the development of new investment products, including a defined contribution pensions product for the UK market, with UKFS.

Manage Henderson as an efficient, focused and value added business

Focus on margins and efficiency

- Further rationalising less profitable product ranges and exit non-core operations. We will continue to selectively fill key capability gaps through focused and market-specific strategic alliances and acquisitions.
- Sharing infrastructure with other AMP Group companies (eg Japan, Singapore and Europe) to assist Group-wide efficiency initiatives.
- Management is continuously undertaking cost reviews, and seeking to ensure that vigilance is maintained throughout the business.
- Maintaining developmental investment to achieve our medium and long-term objectives. Suitable opportunities will not be sacrificed to the detriment of the longer-term benefit of the business.
- Rationalising, simplifying and automating the client service proposition.

Develop global brand, culture and values

Enhancing performance and client services

- Furthering our global culture through increased global initiatives.
- Promoting innovation as a core business skill.
- Performing ongoing reviews of culture through regular staff engagement reviews.
- Reinforcing our brand through selective global marketing activities.
- Further enhance communication and knowledge sharing across the global business through increased use of the global intranet infrastructure.
- Strengthening international skills transfer to facilitate the above.
- Promoting an innovative reward culture, which stimulates new product ideas, and leverages the expertise within the business.

AMP International

AMP International
- *high growth businesses*
- *exporting AMP core capabilities internationally*
- *emerging opportunities*

AMP International Businesses	Scope of Business	Country/Region
AMP Asia	Retail financial services Business development	India - joint venture Japan - joint venture Asia
AMP Banking	Retail banking	Australia, New Zealand United Kingdom
AMP Europe	Wealth management services Announced the acquisition of Commerzbank Asset Management Italia Business development	Italy Continental Europe
Virgin Money	Retail financial services Business development	United Kingdom - 50:50 joint venture International
AMP New Ventures	Business development	Mainly home markets
Cogent (announced divestment, May 2002)	Asset administration services	United Kingdom Jersey, Ireland Luxembourg Australia and New Zealand

Announced divestment of Cogent to BNP Paribas

Highlights

- Announced divestment of the Cogent investment administration business to BNP Paribas.
- Exchanged contracts (subject to regulatory approval) for the acquisition of Commerzbank Asset Management Italia (CAMI).
- AMP Banking achieved an improved performance, with higher mortgage sales and Australian deposits.
- Launched Virgin-branded retail products to assist customer acquisition and retention.
- Initiated sales of defined contribution pensions (DCP), in addition to Toshin (investment trusts) in Japan.
- Developed the AMP Sanmar business in India, increasing the adviser force and customer service offices.

AMP Asia

Strengthen our India joint venture and Japan operations

AMP Sanmar (India) and AMP Japan, launched in January 2002, have grown their distribution forces and made progress in establishing brand presence and product ranges.

The search for emerging opportunities in high growth Asian retail financial services markets will continue, recognising the need to balance short term profitability and return on capital impacts with the need for long-term shareholder growth.

India
- AMP Sanmar has grown to an agency force of 700 advisers working out of 30 locations across southern India.
- The arrival of new entrants is generating significant market activity among incumbents.
- Further product launches, increases in adviser numbers and new alliance activities are expected to drive continued growth in India.

Japan
- Launched Toshin business in January 2002 and DCP business in May 2002.
- AMP Japan has established an alliance with Financial Advisors Co Ltd, a new independent financial planning organisation. This distribution network complements AMP Japan's existing relationships with MJS and FP Planet.

AMP Banking

Profit & loss account

A$m	1H 02	1H 01	2H 01
Australasia (1)			
Net interest income	67	65	70
Other income (2)	19	12	14
Total income	86	77	84
Management expenses	(74)	(73)	(78)
Business development projects	(4)	(3)	(3)
Total expenses	(78)	(76)	(81)
Operating profit before income tax	8	1	3
Income tax	(4)	-	1
Operating profit after income tax	4	1	4
United Kingdom			
Total income	4	2	2
Total expenses	(14)	(12)	(17)
Operating profit before income tax	(10)	(10)	(15)
Income tax	3	3	4
Operating profit after income tax	(7)	(7)	(11)
Consolidated			
Total operating profit after income tax	(3)	(6)	(7)
Cost to income ratio	93%	106%	105%

Profitable growth and improved financial returns

Sound business growth

Capital and cost management focus

Award-winning products and service

Performance highlights

- AMP Banking's Australasian operating profit before income tax of A$8m continued to improve. Income increased 12% on 1H 01 with expenses increasing only 2.6% on 1H 01 (and below 2H 01 levels). The UK business contributed to the improved results, with sound revenue growth and tight cost control.
- New mortgage sales of A$1.7b are 29% higher than 1H 01. Total mortgages and credit card receivables grew to A$8.3b, an increase of 20% over 1H 01.
- Deposit portfolio balances increased by 29% on 1H 01, with total retail deposits now exceeding A$2.2b.
- Revenue growth and tight control of expenses has improved the cost to income ratio from 106% for 1H 01 to 93% for 1H 02.
- AMP Banking's asset securitisation program has continued during 1H 02, with A$1.6b of managed assets now securitised.
- AMP Banking won a number of awards including the "American Express Global Network Services World Leader Award" for 2001 and Money Magazine's "Best of the Best award in the "Top Paying eAccount" category.

Outlook

- Lending markets in Australia, New Zealand and the UK are expected to experience marginal growth in 2002. The past 12 months have seen a slowdown in world economies, but mortgage markets have remained relatively buoyant.
- The Australian and New Zealand economies are experiencing interest rate tightening as growth prospects improve, while the UK monetary authorities remain cautious, awaiting further evidence of improving indicators. These conditions are expected to continue for the remainder of 2002.

Key strategic focus areas

- In Australasia, the banking business has begun to promote our property finance lending capability.
- In the UK, developing innovative products, distinctive service, and building distribution capacity with UKFS remain a priority.
- Creating value for the AMP Group by attracting a new generation of customers.
- Supporting the Group's wealth management growth plans by providing banking products and services to meet customer needs.
- Profitable growth and improved returns on invested capital.

Notes:
1. Australasia includes the results of AMP Banking, AMP Finance Limited, AMP GBS Limited, AMP Ergo Mortgage & Savings Limited and Ergo Personal Financial Services Limited (NZ).
2. Other income for 1H 02 includes A$8m in residual income and fees relating to securitised assets. Comparatives have been restated to include securitisation income (1H 01 A$1m / 2H 01 A$2m) previously disclosed as net interest income.

AMP Europe

Italian acquisition
- *A$1.1b AUM*
- *26 offices*
- *200 financial advisers*

- The acquisition of Commerzbank Asset Management Italia (CAMI), a wealth management business operating in Italy is the first step in our strategy of extending our reach in continental Europe. Contracts have been exchanged, subject to regulatory approval and settlement is expected late September/early October.
- The purchase price is A$33m and we intend to invest up to A$83m over the next four years to develop the business.
- CAMI has grown rapidly since its inception two years ago during which time it has recruited circa 200 financial advisers with A$1.1b AUM, across 26 Italian offices.
- This investment allows AMP to leverage its unique breadth of experience in advice, distribution management and product development from across existing business units in Italy with the added benefit of a committed on-the-ground team of local managers.
- We will continue to investigate and source further opportunities in key European markets.

Virgin Money

Virgin Money continues to broaden its range of own-branded products

- Virgin Money has made an improvement in its performance during 1H 02, driven by the launch of its credit card, flexible personal loans and on-line sharedealing service.
- Integration initiatives further reduced the operational cost base at Virgin Money by 27% and headcount by 16% compared with 1H 01.
- Further expansion of Virgin-branded products, including mortgages and general insurance will continue in 2002.

Cogent

Profit & loss account

A$m	1H 02	1H 01	2H 01
Fee income	**129**	116	130
Other income	**1**	1	1
Total income	**130**	117	131
Management expenses	**(124)**	(101)	(113)
Operating profit before income tax	**6**	16	18
Income tax	**(2)**	(4)	(6)
Operating profit after income tax	**4**	12	12
Operating profit after income tax represented by			
Operating margins	**3**	11	11
Normalised investment income	**1**	1	1
Operating profit after income tax	**4**	12	12
Cost to income ratio	**95%**	86%	86%

- Despite the challenging investment market environment, income for 1H 02 has increased by 11% over 1H 01, with custody services being a particular highlight.
- Growth in the underlying business and the effect of the sale process, resulted in management expenses increasing by 23% over 1H 01.
- Operating profit after income tax declined by 67% to A$4m in 1H 02, reflecting lower AUA and transaction levels due to difficult market conditions.
- Cogent continues to improve service quality standards while continuing to develop its core IT and service platforms.

Statement on sale of Cogent

Plans to divest Cogent to BNP Paribas announced

- On 17 May 2002, AMP announced plans to sell Cogent to BNP Paribas for a sale consideration of approximately A$650m (around £170m to be received during September 2002 and the variable balance which is subject to Cogent meeting agreed revenue targets will be received during 2H 03). Profit on the sale will be recognised after completion over 2H 02 and 2003.
- AMP concluded that the most value for shareholders and the best outcome for Cogent clients and employees would be achieved through a sale of the business.
- Focus has shifted towards ensuring a smooth transition of ownership to BNP Paribas, scheduled for completion 3Q 02.

Discontinuing Business

Profit & loss account

A$m	1H 02	1H 01	2H 01
Gross written premium	**4**	36	87
Reinsurance premium	**(12)**	(4)	(39)
Change in unearned premium reserve	**15**	11	-
Net earned premium	**7**	43	48
Claims expense	**(30)**	(310)	(106)
Reinsurance recoveries	**114**	56	66
Net claims	**84**	(254)	(40)
Net expenses	**(14)**	(17)	(62)
Investment income on technical reserves	**(60)**	235	138
Adjusted underwriting profit	**17**	7	84
Income tax	**1**	18	-
Total operating margins	**18**	25	84
Investment income on shareholder capital	**(7)**	12	24
Operating profit after income tax	**11**	37	108

Discontinuing business includes the reinsurance and direct insurance run-off business of Gordian RunOff Limited (formerly GIO Insurance Limited) and all AMP General Insurance business managed by Cobalt RunOff Services Limited.

Operating result

- Good performance by the reinsurance business was generated by sound claims management and commutation activity.
- The operating result was negatively impacted by the development of some long-tail business relating mainly to professional indemnity insurance (A$23m) and public liability insurance (A$17m).
- Negative investment income on technical reserves results from foreign currency holdings and the strengthening of the Australian dollar against these foreign currencies (mainly USD). These losses are matched by reductions in the claims liabilities.
- Investment income on shareholder capital is also negative due to foreign currency holdings supporting the reinsurance business and generally low returns.
- The AMP Reinsurance Notes were redeemed and cancelled in full on 16 August 2002 following a determination that no Second Instalment is payable under the terms of the Reinsurance Note Trust Deed. Note holders have been notified in accordance with the Trust Deed requirements.

Outlook and key initiatives

- By leveraging off the skills and capabilities for these run-off books, Cobalt has positively contributed to these results and continues to build a market presence.
- Cobalt has successfully managed the re-authorisation process of the AMP discontinued general insurance business under the new APRA requirements.

Corporate Office

A$m	1H 02	1H 01	2H 01
Investment income on shareholder capital	**(6)**	25	(51)
Less normalised income to business units	**(233)**	(258)	(275)
Net Corporate Office investment income on shareholder capital	**(239)**	(233)	(326)
Interest expense on corporate debt	**(97)**	(130)	(112)
Corporate Office and other expenses			
Shortfall of costs recovered from business units	**(38)**	(30)	(60)
Goodwill amortisation	**(27)**	(27)	(28)
Restructuring and non-recurring costs	**(6)**	(8)	(4)
Total Corporate Office and other expenses	**(71)**	(65)	(92)

- Investment income on shareholder capital is low due to weak domestic and international investment markets, especially in the UK where the FTSE 100 has fallen 11% since the beginning of the year.
- Interest expense has decreased due to a fall in official interest rates and a subsequent decrease in floating debt rates from 2001 to 2002. Corporate debt has also decreased by:
  - A$138m from 2H 01 to 1H 02
  - A$860m from 1H 01 to 2H 01.
- In 1H 02, goodwill amortisation includes an amount relating to goodwill transferred from EMVONA arising from the integration of AMP Finance with AMP Banking.
- Shortfall of costs recovered from BUs increased in 1H 02 compared to 1H 01 impacted by:
  - the removal of the superannuation contribution holiday
  - partly offset by a net decrease in operating and project costs managed down.
- Shortfall of costs recovered from BUs decreased in 1H 02 compared to 2H 01 impacted by:
  - a net decrease in operating and project costs managed down in Australia
  - a decrease in UK Corporate Office costs
  - offset by the removal of the superannuation contribution holiday.
- *Shortfall of costs recovered from BUs include development expenditure relating to* AMP International initiatives in respect of AMP Asia Corporate Office, AMP Europe and AMP New Ventures. (1H 02 A$11m, 2H 01 A$12m, 1H 01 A$14m) as these initiatives are not yet operational.

Capital: regulatory, ratings and ratio

Continuum of Capital	Regulatory	Ratings (Standard & Poor's)	Risk
Equity	✓	✓[1]	✓
Hybrid	Up to 25% Equity	Up to 15% of Modified TAC plus Allowable Hybrid[2]	✓[3]
Upper Tier II	Up to 100% Tier I	Considered under Hybrid	n/a
Lower Tier II	(Lower Tier II can not exceed 50% Tier I)	Considered under Hybrid	n/a
Senior Debt	Not counted as capital	Not counted as capital	Not counted as capital

[1] Includes minority interest.
[2] TAC = Total Adjusted Capital as defined by Standard & Poor's rating agency.
[3] To the extent it has deferrable coupons.

Controllable expenses - Include management and project expenses and exclude variable distribution expenses, investment management fees and interest on corporate debt. AMP Banking controllable costs excludes provision for bad and doubtful debts as well as certain acquisition costs.

Cost to income ratio - Calculated as controllable expenses/gross margin. Gross margin excludes non-recurring items. For AMPFS and UKFS, profit before tax equals NPAT grossed up for an assumed 30% tax rate.

Free Asset Ratio (FAR) - A common measure of financial strength used in the UK, being the excess of admissible assets over statutory liabilities expressed as a percentage of those statutory liabilities.

Group ROE - AMP Group return on equity is calculated as net profit after income tax before goodwill amortisation over the average shareholder equity over the period.

Group ROE operating margins - AMP Group return on equity operating margins is calculated as Group total operating margins less Corporate expenses over the average shareholder equity over the period.

Group ROIC - AMP Group return on invested capital is calculated as net profit after income tax before goodwill amortisation and interest on corporate debt over the average shareholder capital resources over the period.

Group ROIC operating margins – AMP Group return on invested capital operating margins is calculated as Group total operating margins less Corporate expenses over the Group's average total shareholder capital resources employed.

Hybrid equity - Corporate subordinated debt.

Intangibles - Represents excess of market value over net assets (EMVONA) in AMP's books in respect of the Henderson, GIO, Towry Law, Interactive Investor and AMP NPIL acquisitions and amortised goodwill from the acquisition of AMPPearl, GIO and Schroders Property Funds Management. The movement between periods reflects exchange rate fluctuations and updated valuations of these subsidiaries.

Interest cover - Calculated as EBITDA divided by interest on corporate debt before tax, where EBITDA equals earnings before interest, income tax, depreciation and amortisation.

NBI - New business index is calculated as 10 x regular life insurance premiums plus single premiums and unit contributions.
In respect of AMPFS:

- retail NBI includes the following product types: mature products, risk, managed investments and masterfunds
- wholesale NBI includes the following product types: small/medium corporate superannuation.

In respect of UKFS:

- new business includes products of AMP Pearl, AMP London Life and AMP NPI New (AMP NPI from 1 January 2000).

Normalised interest cover - Calculated as EBITDA plus investment income market adjustment divided by interest on corporate debt before tax.

Normalised investment income - The investment income on shareholder capital attributed to the BUs (excluding Discontinuing Business) has been normalised in order to bring greater clarity to the results of the BUs and to eliminate the distorting impact of short-term market volatility on the underlying performance of the BUs. The excess (or shortfall) between the normalised return and the actual investment income is allocated to Corporate Office. Normalised returns are set annually in advance for all major asset classes, taking account of expected medium and long-term market trends.

Persistency ratio - Calculated as opening AUM less outflows during the period over opening AUM.

ROBUE - Return on business unit equity is calculated as BU net profit after income tax (including normalised investment income) over the BU's average net assets over the period. No allowance is made for the benefit of gearing, which occurs at Group level.

ROIC - Return on invested capital is calculated as BU net profit after income tax (including normalised investment income) over the BU's average invested capital over the period (ie net assets plus intangibles).

Treatment of AMP NPI – AMP NPI is split between AMP NPI Limited (NPIL) new business since 1 January 2000 and National Provident Life Limited (NPLL) pre-existing business prior to 1 January 2000. In respect of NPLL, the business is managed by AMP; however, shareholders have no entitlement to profits emerging within its life fund.

Unattributed Life Funds - Part of the excess of assets over MoS policy liabilities in respect of UK life insurance funds which include with-profit business, which is neither attributable to shareholders or policyholders. Distributions from UK with-profit funds are governed by UK statutory requirements. After allowing for the shareholders' entitlement to 10% of the surplus distributed in respect of these funds, the remaining 90% of the excess assets is deemed to be equity which is not specifically attributable to shareholders' or policyholders' interests.

MoS ACCOUNTING

What is MoS accounting?

Margin on Services (MoS) is the financial reporting methodology used to report on life insurance business of Australian companies. The use of MoS is prescribed by Australian Accounting Standard AASB 1038 and Actuarial Standard 1.02, a standard issued under the Australian Life Insurance Act 1995. It applies to all Australian life companies and to Australian companies with life insurance subsidiaries.

MoS ensures that profit emerges on a realistic basis. It also provides for the expected future profit emergence to be identified. The governing standards allow sufficient flexibility to achieve true and fair reporting of the financial performance of the company with a reasonable degree of comparability.

Definition
Under MoS, the profits that are expected to be earned on life insurance business emerge over the life of the business as services are provided and income received, hence, the name "Margin on Services".

Detailed description of MoS
The expected profits under MoS are related to a profit carrier which best reflects the provision of services under the policy type concerned and emerge as a proportion of that chosen profit carrier.

MoS Policy Liabilities are calculated using best estimate assumptions about future conditions. If actual experience differs from that expected, the financial effects of these differences are recognised as experience profits or losses in addition to the expected profits.

Net investment earnings on retained profits and capital within a life fund are recognised immediately as profit in the reporting period.

All assets are valued at market value. Consistent with this, the best estimate liability assumptions include a future investment earning rate that reflects the yield implicit in the value of the assets backing those liabilities.

The Policy Liabilities recorded in the accounts have two components:

- the Best Estimate Liabilities (to cover future benefits and expenses, and allowing for future premiums)
- the Value of Future Profit Margins (based on the appropriate profit carrier).

No profit is normally recognised at new business inception. Instead, profit margins on new business enhance the existing Value of Future Profit Margins, to be released over the future life of the business.

The best estimate assumptions are reviewed and revised as necessary at each reporting date. Changes in best estimate assumptions generally do not result in changes in the Policy Liabilities and so do not immediately affect reported profit. Rather, the effect of changes in assumptions is absorbed in the Value of Future Profit Margins, to emerge in the future.

The exception is market-related changes in the investment earning assumption for non-participating business. In this case, the Policy Liabilities are altered and, to the extent that such change is not matched by a similar movement in the value of assets, a profit or loss emerges.

If future losses are expected (ie if profit margins fall negative), they must be recognised immediately. If a favourable change in assumptions subsequently occurs, or if profitable new business is written, previously recognised losses may be reversed before new profit margins are established.

For participating (with-profit) business, the profit carrier is the cost of bonus payments that are supported by the Value of Supporting Assets (VSA). The VSA is an accumulation of the Policy Liabilities from the end of the previous period, augmented by the cost of bonuses actually declared, and including actual investment experience. The Policy Liabilities at the end of a reporting period are the VSA reduced by the cost of supportable bonuses and the associated shareholder profit margins due in the reporting period. In this way, the cost of supportable bonuses and profit margins emerge in the reporting period.

More information can be found on AMP's website at
www.ampgroup.com/shareholdercentre

DEFINITIONS OF BUSINESS UNITS, ELIMINATIONS AND EXCHANGE RATES

Financial services includes:

- **AMPFS Australia, New Zealand**
  Life funds of AMP Life Limited
  AMPFS business support operations, Hillross, Australian Securities Administration Ltd (previously AMPPIL) and other AMPFS subsidiaries.

- **UKFS United Kingdom**
  AMP Pearl, AMP NPI Limited (AMP NPI New or AMP NPIL) and AMP London Life
  UKFS business support operations (supporting AMP Pearl, AMP London Life, AMP NPIL and National Provident Life Ltd (AMP NPLL)), Towry Law, Ample Interactive Investor and AMP Pearl Unit Trusts.

Henderson Global Investors includes:

AMP's worldwide asset management operations, and therefore, (in addition to the external manufacturing margin) they capture a manufacturing margin on the Group's wealth creation and protection businesses. Henderson includes the packaging and distribution of investment products in the UK and the Rest of World; but in Australia all packaging and distribution operations are included in AMPFS.

AMP International includes the following operational businesses:

Cogent (announced divestment May 2002), AMP Banking, AMP Japan, AMP's share in Virgin Money and AMP Sanmar (India) joint ventures.

Organisationally, **AMP International** also includes:
AMP Asia Management & Development, AMP Europe Management & Development and AMP New Ventures (financially, these operations are held in Corporate Office and do not have capital separately attributed to them; their development expenses are disclosed as part of Corporate Office expenses).

Discontinuing Business includes:

- Cobalt Insurance RunOff Services Ltd, reinsurance operations of Gordian RunOff Ltd (formerly GIO Insurance Ltd) and corporate general insurance.

Corporate includes:

- Corporate Office operations of the Group
- Preference shares which are an investment from AMP Life Limited into AMP (UK) plc, the UKFS holding company representing a double count of economic capital between our Australia and UK operations
- Corporate Debt excludes operational debt of AMP Banking
- 90:10 Debt - a debt instrument of the AMP Pearl long-term fund which is held by various Group entities. It is analogous to corporate debt, but is raised internally rather than externally.

Eliminations

A$m	Net Assets	Total Capital	
AMP (UK) plc preference shares	(1,176)	(1,176)	A$676m included in AMPFS capital and embedded value, and A$500m included in Corporate capital.
Pearl 90:10 fund borrowings	(595)	(595)	Capital allocated is before borrowings
Corporate Debt	(3,577)	(3,577)	Capital allocated is before debt

- All double counts between business units have been netted off already. At 1H 02, no elimination is required for UKFS embedded value.

Exchange rates			AUD/GBP	AUD/NZD
2002	1H 02	- closing	0.3683	1.1558
		- average	0.3676	1.2037
2001	FY 01	- closing	0.3517	1.2293
		- average	0.3601	1.2360
	2H 01	- closing	0.3517	1.2293
		- average	0.3590	1.2374
	1H 01	- closing	0.3613	1.2644
		- average	0.3614	1.2386





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 22 August, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **107/02**

SUBJECT : **AMP Half Yearly Results**
Replacement ASX Statement – AMP announces solid interim performance in difficult market conditions

Please note that the attached ASX Statement replaces the version released at 8.30am this morning due to the omission of all £ symbols in the earlier version.

NOTE - If you do not receive _7__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

22 August 2002

AMP announces solid interim performance in difficult market conditions

AMP Ltd has today announced net profit after tax of A$303 million for the six months to 30 June 2002, reflecting the impact of difficult investment markets. This compares with a profit of A$403 million in the previous corresponding period.

The result includes a 3 per cent increase in core recurring operating margins to A$470 million, and an investment loss of A$6 million on shareholder capital, compared with a A$25 million gain in the first half of 2001.

It also includes a non-recurring margin loss of A$14 million, primarily due to UK restructuring costs. The 2001 first half result was boosted by the benefit of A$62 million in non-recurring margins, which included profits from the sale of Virgin One and Resolve Engineering.

Key financial indicators include:

- Earnings per share A$0.27 (compared with A$0.36 in the previous half);
- Increase in interim dividend by A$0.01 a share to $A0.26 per share, 15 per cent franked; and
- Return on equity 7.0 per cent (9.6 per cent in the previous half).

AMP's Chief Executive Officer, Mr Paul Batchelor, said that the operating businesses had performed well given the toughest market conditions in over two decades.

"AMP has reduced cost to income ratios across the business and the Group as a whole, underpinning modest growth in core recurring operating margins and an increase in the value of new business in our Australasian and UK retail businesses," Mr Batchelor said.

"Clearly, we want the business to do better but in the context of difficult markets, this is a solid result. Markets impact AMP in a variety of ways including investment income, fee levels on assets under management and customer propensity to invest.

"It is particularly pleasing that the solid performance of our operating businesses has allowed us to increase the interim dividend to shareholders, which is a prudent but positive move."

Mr Batchelor said AMP continued to focus on three short-term priorities: return on capital, building the UK Financial Services (UKFS) business and cost management. At the same time, AMP continued to manage all its businesses to ensure they realise their long-term potential.

1. Short term priorities

UK Financial Services and capital management

AMP is today announcing further initiatives to fast-track the switch to more modern, less capital intensive structures and products in the UK. This will facilitate the efficient use of capital and improve its regulatory capital position.

Over the next 18 months, AMP will withdraw its 90:10 with-profits products from sale and move sales of all new products to a 100:0 fund[1]. This is in line with the recently-announced recommendations of the Sandler review to move to more transparent choices for consumers.

This decision impacts two product lines, which accounted for about 11 per cent of UKFS sales in the first half of 2002. Replacement products are currently being developed to ensure a smooth transition.

It follows the recently announced replacement of a number of with-profits bond and annuity products with more contemporary 100:0 products, which accounted for less than 10 per cent of UKFS sales in the first half.

"The shift to more modern products, together with previously announced capital initiatives, will enable us to meet the minimum regulatory capital requirements for all our UK funds at FTSE levels several hundred points below current levels," Mr Batchelor said.

"If there are sustained falls below these levels we have other options including converting more inadmissible capital items to assets admissable for regulatory capital purposes.

"The UK is a large market with attractive long-term growth characteristics. All our actions – the fund restructuring, the move to more modern products and the drive to an efficient cost base – are positioning the UKFS business to compete successfully in the UK."

The company is also announcing a reduction in terminal bonus rates on conventional AMP Pearl with-profit policies, reflecting the significant reductions in UK equity markets. This will reduce maturity values, in line with decisions made by other life companies in the UK. Bonus rates are also being reduced in Australia, reflecting lower equity markets.

In terms of AMP's overall capital position, Mr Batchelor said AMP was committed to maximising resources without compromising financial strength.

"While in the long term AMP will generate capital, in the current environment it is prudent to maintain our financial reserves," he said.

"For this reason, we will not reactivate our share buyback unless investment markets improve substantially.

[1] See note at end of release for definition of fund structures.

"While we see no need to raise capital at this time by the issue of ordinary shares, we are proposing to offer a hybrid capital instrument aimed at retail and institutional investors. This hybrid instrument will increase the overall efficiency of our capital base and is likely to be used to raise around A$750 million to restructure our debt.

"The offer will require a disclosure document to be lodged with ASIC before any offers can be made, in addition to regulatory approvals. At this preliminary stage, we are not in a position to comment further."

Mr Batchelor said that in terms of its overall capital position, AMP remained strong with total equity resources of around $17 billion and prudent gearing.

Cost Management

Costs fell broadly across AMP in the first half of 2002, reflecting management focus on reducing expenses in difficult market conditions.

The AMP Financial Services cost to income ratio fell to 41 per cent from 43 per cent in the previous half, although this ratio is expected to rise marginally in future due to lower capital and lower normalised investment income. Controllable costs fell 9 per cent.

Excluding Towry Law, UKFS recorded an eight percentage point improvement in its cost to income ratio to 55 per cent. Including Towry Law, it was a four percentage point improvement to 59 per cent. The recently announced cost reduction programme is on target to achieve run rate savings of £100 million by the end of 2003. Controllable costs in the first half fell 18 per cent on a like-for-like basis (excluding Towry Law).

Henderson's cost to income ratio improved to 67 per cent from 69 per cent previously despite a decline in revenue.

When the effect of the removal of the staff superannuation contribution holiday is excluded, corporate office expenses were also lower.

Cost to income ratios across AMP are not comparable due to differences in the businesses.

2. Review of Business Unit performance

AMP Financial Services (Australia & New Zealand)

	Half to 30 June 2002 $m	Half to 30 June 2001 $m	Change %
Core recurring operating margins	197	198	-

Core recurring operating margins were steady in the first half, reflecting a number of factors including lower sharemarkets and reduced shareholder profit from closed capital guaranteed products.

The business continued to reap the benefits of changes in recent years with improvements in value of new business and embedded value. In line with industry trends, cash flow figures were lower, reflecting poor investment market conditions.

Strong improvements were recorded in Corporate Superannuation and Hillross, up 24 per cent and 16 per cent on the previous half respectively. Distribution channels were further enhanced in the first half with the acquisition of the specialist financial planning operation of PricewaterhouseCoopers, now rebranded Arrive. AMP Financial Planning had a soft six months, reflecting in part the impact of the biannual international conference for planners.

In New Zealand, AMP Financial Services recorded an increase in net profit of 18 per cent to $NZ26.4 million. AMP's share of superannuation trust net assets under management increased to 17.2 per cent at the end of the half from 15.7 per cent, maintaining its number one market share position.

UK Financial Services

	Half to 30 June 2002 £m	Half to 30 June 2001 £m	Change %
Core recurring operating margins	64	60	7

UKFS recorded a strong performance given depressed UK investment markets. The value of new business increased from £18 million to £23 million despite reduced sales volumes, reflecting a focus on reducing expenses, improving operational efficiencies, and through product and capital initiatives.

In terms of distribution, adviser numbers have fallen although productivity has improved, with the run rate of the Top 100 advisers up 18 per cent on the previous half. Sales through IFAs grew marginally on 2001 figures in a very difficult environment. A pilot of a planned 'wrap' service was also undertaken with a number of IFAs.

UKFS continues to target areas where it can build competitive advantage such as corporate pensions, which was successfully launched in May 2002. To date, 37 tenders have been won including a role as one of the Stakeholder providers to the UK Principal Civil Service Pension Scheme.

Henderson Global Investors

	Half to 30 June 2002 $m	Half to 30 June 2001 $m	Change %
Core recurring operating margins	102	100	2

Henderson was heavily impacted by investment market downturns through reduced fees on lower asset values and a reduction in investor appetite for investments. Despite this, the business recorded a slight improvement in core recurring operating margins while net profit was slightly lower.

Global assets under management for the half fell to A$266 billion.

A key priority in current markets is the development of lower-risk products in asset classes such as property and fixed interest, with A$17 million spent in the first half on new product development and infrastructure to support new revenue growth.

Strengthened distribution remained a key priority with new alliances such as a trial distribution agreement with Merrill Lynch in Europe, as well as agreements for Horizon products in Taiwan and Singapore.

Some 60 per cent of equity and bond assets under management met or exceeded benchmark in the half with investment capability further strengthened through targeted recruitment, including a US-based fixed income team and European property professionals.

AMP International

AMP International had a busy first half with the opening of businesses in India and Japan and the purchase of Italian wealth management business, CAMI.

AMP Bank's Australasian operations continued to improve with net profit of A$4 million, up from A$1 million previously. In the UK, where the bank remains in establishment phase, a loss of A$7 million was recorded.

Virgin Money continued to expand its product range with the introduction of credit cards, flexible personal loans and an on-line share-dealing service.

A contract was signed for the sale of investment administration business Cogent to BNP Paribas, with the sale expected to be completed before year end. While Cogent results for the half were adversely impacted by the sale process, the business continued to grow at a satisfactory rate.

3. Outlook

Mr Batchelor said that with market conditions expected to remain difficult for the rest of 2002, core recurring operating margins for the full 2002 year are likely to be about the same as 2001.

"While there are risks to the economic recovery which we are seeing around the world, on balance, we believe the global economy will be stronger in 2003," Mr Batchelor said.

"We are positive on the medium term outlook for equity markets and we are positive about AMP's outlook for 2003.

"But irrespective of when the market cycle turns, AMP is continuing to manage its business in a disciplined way. Our focus remains on three key areas: cost control, capital management and our UK financial services business.

"In this way we can protect profitability, earnings per share and return on capital in the short term, and lay the groundwork for strong growth when markets rebound."

Notes

Definition of fund structures

The differences in fund structures lie in how the returns generated by the funds are shared between policyholders and shareholders.

In a 90:10 fund, policyholders take 90 per cent of the returns and shareholders share in 10 per cent.

In a 100:0 fund, all returns go to the policyholder. Shareholders get a specific fee for service through a service company arrangement.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053




108

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 23 August 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : SIA speech - 23 August 2002

ANNOUNCEMENT NO.: 108/02

NOTE - If you do not receive _8_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Introduction & overview

Thank you for that kind introduction. It is a pleasure to be back with the Securities Institute, almost a year to the day since my last address.

As you no doubt already know, AMP yesterday announced a net profit after tax for the first half of $303 million. After adjusting for one off profits earned in 2001 and investment income, a small increase over 2001.

Given the volatility of global investment markets, this represents a solid performance. I was particularly pleased that our operating businesses recorded growth in core recurring operating margins of 3 per cent.

Today, I will talk to you about what AMP is doing to protect profitability in the difficult markets in which we currently operate, and how this positions us to rebound strongly when markets recover.

I will touch on how a bear market impacts AMP and our response to these conditions. Essentially, it is about ensuring we are flexible in the execution of our strategy, and that we maintain a relentless focus on the areas which will deliver most value to shareholders in the short to medium term.

I will also make some comments on corporate governance, reviewing some of AMP's initiatives as well as the approach taken by our asset management arm, Henderson.

But before I get to any of this, I would like to take a moment to deal with one other matter that is in the media today.

That, of course, is the issue of executive share options and in particular, my own.

The public mood towards executive remuneration, and options in particular, is changing and we all need to consider this.

Naturally it is difficult to walk away from a contractual right, especially one that shareholders approved two years ago.

However, this is about the bigger picture which in my case, of course, is what is best for AMP and its shareholders.

The last thing in the world I want is to see AMP become embroiled in an energy sapping debate. There are important business issues that we need to focus on right now. And which we are focussing on.

For this reason, whilst I did not need to make a final decision about this for some time, I have today advised the Chairman and the Board that I do not intend to extend the period of my options.

Now I would like to turn to current market conditions and how AMP is protecting profitability in this environment.

There is no doubt the world is in the grip of a bear market. While Australia seemed immune for a time, more recently we have certainly felt the chill winds blowing, with the market down about 19 per cent, at its low point.

But other global markets have been in a downturn for much longer. Since March 2000, for example, the S&P 500 has fallen almost 50 per cent; and in the last couple of years the FTSE index, where AMP has considerable exposure, fell by 47 per cent at its low point.

There are some interesting historical perspectives here that demonstrate just how severe – and unusual – are the market conditions that we currently face.

In the UK, for example, equity markets have fallen by more than 40 per cent only four times over the last 100 years.

The first time was the Great Depression in the early 1930s.

The second time was the second world war.

The third was the oil shocks of the early 1970s.

And the fourth time was about four or five weeks ago!

Markets impact AMP in a number of ways. The first is through the return on our $10 billion in shareholder capital. For the first half of 2002, investment income was a loss of $6 million, primarily due to UK market falls.

The second is through the fees and commissions we earn on investments. The level of assets under management falls in line with markets, which translates directly into lower fees. And AMP's assets under management in the first half of this year fell 10 per cent, largely due to asset deflation and currency translation.

The third is through customer's willingness to invest. It is no easy task selling equity linked products when share markets are falling, particularly in Australia and the UK where property prices are booming.

Now while we may not be able to control investment markets, we do not passively accept depressed market cycles. We are taking pro-active management action to steer AMP through these conditions.

Firstly, we have rigorously reviewed our strategy to ensure it remains relevant. And it does, because of the market dynamics of the industry we are in.

AMP's strategy is to build an international wealth management company offering retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

Wealth management is attractive because it continues to experience long term systemic growth, driven by factors such as the ageing population and pension reform by governments facing potential funding crises. This is why we are targeting new markets that are ripe for change, particularly in Europe.

In Australia government pension costs are around 3 per cent of GDP; in the UK less than 5 per cent; and in Italy greater than 14 per cent! The Australian cost is unaffordable let alone the others.

In addition, the increasing complexity of financial services is driving the need for more advice – which is the cornerstone of the AMP offering.

It is easy to forget in the drama of the current market environment that AMP has been transformed in the last four years to ensure we are well placed to capitalise on these opportunities.

The key performance indicator here is core recurring operating margins – our underlying profit before investment income.

The fact that these margins have trebled in four years demonstrates the underlying health of our business.

How have we done this? Through a variety of measures:

- We do not chase market share at the expense of profitability. This means we focus on product segments that provide high returns and high growth, like masterfunds in Australia where we dominate the market;
- We have driven costs out of the business;
- We have made targeted acquisitions such as Henderson, NPI and Towry Law;
- And we have sold businesses which did not achieve target returns or were not integral to wealth management, realising $2.5 billion to strengthen our financials.

And we have also learned lessons along the way. The GIO takeover, for example, is not something we would do today.

While we are confident that our strategy remains appropriate, we also recognise that flexibility in its execution is vital in changing market circumstances. We are realistic about what we can, and cannot, achieve in the current economic climate, and are responding appropriately.

This is why we have a relentless focus on three areas which will deliver most value to shareholders in the short to medium term: cost control, return on capital and improving the performance of our UK financial services operations.

A tight focus on costs is fundamental to how we operate at AMP and is something my management team and I think about every day of the year.

Our hard work and focus on costs never stops.

By operating smarter, operating better and sharing global resources and services, we have been able to accelerate expected savings.

Our results yesterday demonstrate our success with decreases in cost to income ratios across the business.

Capital management is an area receiving considerable attention, particularly in our UK retail businesses.

AMP has already announced a number of steps to improve our UK position. And yesterday we announced a number of initiatives that will fast-track the switch to more modern, less capital intensive structures to further improve our regulatory capital position.

The most important point, however, is that our overall group position remains sound.

Turning to our third short term priority, our UK Financial Services operations, it is difficult to appreciate at this distance the challenges that this market faces.

As well as a depressed FTSE, the UK market is groaning under the weight of numerous government-initiated reviews.

But it is also a market with enormous opportunities.

It is large – about five times the size of Australia.

It is at least three to four years behind the Australian market in development.

It is currently undergoing rapid change.

And it is all these things that make it an exciting place to be. Some might say too exciting!

That said, you can rest assured that AMP is aware of the size of the task at hand. We continue to review our UK operation with an analytical and unemotive focus. And we are determined not to be blinded by the size of the potential prize.

Equally, however, we are determined not to lose sight of the significant long term opportunity because of short term market cycles.

Ultimately, we believe the outcome of the regulatory changes in the UK will be a more rational market that closely resembles the open architecture model we have here in Australia.

There is no doubt that we can take some of the learnings from the transformation of our Australian business over the last ten years into the UK. But that does not mean we expect our UKFS business to be a replica of Australia.

It is a different market, with different dynamics. And we simply do not have the market scale or brand franchise in the UK that we have here.

Given market changes in the UK, our strategy for UKFS has evolved and we are now targeting the segments we want to compete in. And there are some very profitable segments to be carved out in a market the size of the UK – segments where we have strong capabilities, such as corporate pensions.

So to sum up, despite current difficult market conditions, the wealth management industry remains an attractive one to be in. And we are building a resilient business that is well positioned for growth as markets recover.

I would now like to turn to the issue of corporate governance, which is a key influence on current market sentiment.

There are certainly a number of topical corporate governance issues right now – accounting standards and audit independence.

Corporate governance is, of course, vital to market confidence. And it has become apparent that concerns about a lack of transparency, and suspicion about some accounts, have been powerful brakes on the US market.

Many of the changes that are now taking place in the US are long overdue.

Changes such as ensuring that a majority of directors on the Board are independent, and the separation of the CEO and Chairman roles.

Changes that bring the US into line with many of the structures already in place in Australia.

While there is no room for complacency about corporate governance in our market, I do feel obliged to record the reality.

As a large investor in Australia, we deal with many of this country's business people. And in the main, we encounter people who behave with integrity and a determination to properly represent their various stakeholders.

We at AMP, like most people in this room, are occasionally surprised by company failures. But these are a minority. And we are as anxious as any to see them investigated.

But we must be careful not to over-react, and tar the majority of business with the actions of a few.

Just as we do not accuse all our sporting heroes of being drug cheats, because of the actions of one or two.

Rest assured that AMP takes corporate governance seriously – both as an Australian company with almost a million retail shareholders, and as a global asset manager.

Firstly, I would like to put AMP in context. I know that understanding our company is not easy: AMP is a complex company, as the market often reminds us. And it is a point with which I have some sympathy.

This is one of the reasons we issue a 60 page investor report every six months with considerable financial information about the Group.

But it must be remembered that AMP is not like a manufacturer where you make a product for one price, sell it for another, with the difference more or less your profit.

Our accounting is not easy to understand – particularly as we are the only country in the world to use margin on services accounting.

So while AMP may be difficult to understand, this does not mean we do not take transparency seriously.

AMP has in place a number of processes and structures that support strong governance, including a number of Board Committees such as our Board Audit & Compliance Committee.

This Committee is made up entirely of non-executive directors and one of its most important functions is its link with our auditors.

Following an extensive review in early 2001 – well ahead of recent publicity – the AMP Board requested the auditors to formally re-submit for our audit. A number of changes were subsequently made, including:

- Quarterly reporting by AMP's auditors to the Committee on the level of audit and non-audit fees being paid;
- Specific exclusion of the audit firm from work which may result in a conflict or perceived conflict of interest;
- And formal rotation of audit partners.

These steps were incorporated into AMP's Charter of Audit Independence.

AMP is also one of few companies to have a Governance Committee, which I recommended to the Chairman last year and which formed in January this year.

This Committee is responsible for AMP's Governance Charter and other policies covering areas such as social responsibility, ethics, employee share trading and AMP's Code of Conduct.

We also have a number of other processes in place to support good governance including our Market Disclosure Committee.

A second element of governance for AMP is through the activities of our global asset manager Henderson or AMP Henderson, which acts on behalf of AMP as well as external clients.

AMP Henderson is at the forefront of good governance – and has been for some time.

As one example, AMP Henderson votes at the Annual General Meeting of every company in which it invests in Australia, New Zealand and the UK, with votes cast in line with a Global Corporate Governance Policy.

This is not an easy task when you consider that in Australia alone, we invest in a majority of the 500 firms in the All Ordinaries index.

The Henderson approach is one of consultation and engagement, rather than confrontation through newspapers. While this means less front pages, we believe it is ultimately a more successful way to achieve an outcome.

In conclusion, I have spoken to you today about AMP's continued focus on building an international financial services company.

Despite the difficult market conditions in which we are operate, we believe this strategy remains the right one because of the long term systemic growth in the wealth management industry.

As Peter Drucker says, the risk of dying too soon, which drove the growth of the life insurance industry for 150 years, has been transmuted into the risk of living too long.

While we may not be able to control markets, we are taking pro-active management action to steer AMP through them. This will ensure that when markets turn – and one thing I can absolutely guarantee is that they eventually will – AMP is well placed to capitalise on growth opportunities.

I have also discussed corporate governance, so crucial to market confidence. At AMP we are continually looking to improve our approach most recently with the establishment of our Governance Committee of the Board.

And of course our asset management arm, AMP Henderson, is a strong advocate for good governance in its own right.

But if I leave one message with you today, it is that as business leaders, we must all work to restore confidence in market integrity. For AMP, our approach is best summarised in our vision - to create a better future:

- a better future for our customers, by helping to build and protect their wealth;
- a better future for our 15,000 people across the globe, by enabling them to realise their potential;
- a better future for our communities in which we live and work;
- and most of all a better future for our shareholders by delivering long term superior returns.

Thank you.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	26 August, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Sec
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **109/02**

SUBJECT : **UK Financial Services Update Analysts Presentati**

NOTE - If you do not receive 44 page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.


AMP

UK Financial Services

Analysts Presentation

26 August 2002

Tom Fraser (TF) Managing Director

Ian Laughlin (IL) Director, MD's Office

David Tildesley (DT) Director, IFA Sales

Brendan Meehan (BM) Director, Finance

AMP

Results 1H02 - recap

	1H02	1H01	% Chg
MoS margins	£64m	£60m	+ 7%
NBV	£23m	£18m	+ 28%
C/I Ratio	59%	63%	
ROIC	9.3%	11.0%	
EV*	£1,971m	£2,354m	- 16%

*at 2% risk discount margin



Summary comments

What we did well

- Cost management
- Capital initiatives
- Corporate Pension business
- New pension products
- Brand
- People
- AMPle/ii integration
- Towry Law - an AMP business
- Positioning for market change

We were disappointed by

- Sales and net cashflows
- Market falls
- Losing key advisors
- Irrational pricing behaviour in market


AMP

What we're doing

- Managing capital tightly
- Cost management program
- Continuing to build appropriate culture
- Improving customer service
- Continuing to build diversified distribution
  - –Advisory Services transformation
  - –Corporate Pension opportunity
  - –'with profits' replacement - new products
  - –open architecture
- Building our Brand



Agenda

- Market update (TF)
- Strategy - recap
- Strategy - in practice (IL)
  - Target Operating Model - modern business (IL)
  - Key capabilities
    - Products and marketing (IL)
    - Operations (IL)
    - Distribution (DT)
- Financial management (BM)



Market update - equities decline


FTSE 100 INDEX (FTSE International)
as of 20-Aug-2002
^FTSE
5200
5000
4800
4600
4400
4200
4000
3800
3600
Jun10
Jun28
Jul18
Aug07

- FTSE at its lowest in July was 46% down on its 1999 high

Impact

- Industry capital constrained
- New business mix shift
- Pressure on margins
- Industry share price falls
- Investors moving from equity to fixed interest or protected products

Leading to more rational behaviour

Source: Yahoo 21 Aug 2002



Market update - Govt and Regulator reviews

Key themes

- Simplification and transparency
  - Pickering - ‘a pension is a pension is a pension’
  - ‘Stakeholder’ pension products - 1% cap
  - Sandler products
  - 1% cap - pushback
  - Removal of 90:10
  - Regulation moves from sale to product
  - Impetus for ‘Tier 2’ sales
- Distribution shake-up



Market update - competitive environment

- Focus on solvency, capital efficiency and appropriate charging - capital raised, equities sold, MVAs, bonus cuts
- Likely consolidation - Britannic no buyer, AXA 'with profits' withdrawal, RSA total life fund withdrawal
- Product shifts - 'with profits', stakeholder under pressure
- Distribution upheaval - IFAs selling shares, some in trouble?
- Distribution alliances - L&G with A&L, Barclays
- More rational competition in medium term

AMP

Agenda

- Market update
- Strategy - recap
- Strategy - in practice
  - Target Operating Model - modern business
  - Key capabilities
    - Products and marketing
    - Operations
    - Distribution
- Financial management

AMP

UKFS Strategy - recap

Selective manufacturer of financial services with multiple distribution channels

Strategic themes:

Costs and capital - disciplined management

Advice - advice as a differentiator

Relationships - customer relationship management

Existing customers - focus on existing customers

Right strategy but will accelerate transformation

AMP

Agenda

- Market update
- Strategy - recap
- Strategy - in practice
  - Target Operating Model - modern business
  - Key capabilities
    - Products and marketing
    - Operations
    - Distribution
- Financial management


AMP

Target Operating Model

Critical ingredients:

- Selective manufacturing
- Multi-manager, multi-fund capability
- Multi-channel, integrated distribution
- Strong back office support for advisors
- Highly efficient and low cost operations
- Focus on right customers
- White labelling capability

We will succeed by achieving this



Target Operating Model

UKFS is building a low cost modern flexible infrastructure

Customers
retail
wholesale
Direct
DSF
Towry Law
IFA
EBC
Third Parties
Phone
Internet
Portals
Advisor
Mail
Extranet
Pensions & drawdowns (ALIS)
ISA wrapper
No wrapper
Packaging Filters
Advisor support - online tools
Multi - manager Infrastructure
Unit trusts OEICs
BANK
Traditional Systems & Products
Single Customer View
Modern Product Infrastructure
Customer Segmentation

AMP

Why this model will succeed

- AMP's multi-manager plans
  - Investments and pensions
  - Wide range of funds
  - Portfolio tools

- AMP advantage
  - AMPle up and running
  - ALIS e-enabled
  - Australian master trust experience
  - Pensions technical expertise
  - Drawdown administration expertise

This model is designed for the "new UK environment"

AMP

Agenda

- Market update
- Strategy - recap
- Strategy - in practice
  - Target Operating Model - modern business
  - Key capabilities
    - Products and marketing
    - Operations
    - Distribution
- Financial management

AMP

Key capabilities - Products and marketing

- So far:
  - Single Marketing Group
  - AMPle/ii - self directed investments
  - brand campaign launch
  - 'with profits' changes
  - new products - targeting specific market segments
- In progress:
  - multi-manager at core - elements of Australian model
  - less focus on 'with profits', more on wrap-style products
  - more sourcing
  - advisor tools - elements of Australian model

Key capabilities - new generation products


AMP
Today
Future
Limited gap-filling
Traditional life and pensions, investment products with 90:10 with profits
Multiple product admin systems
Selective manufacturing
Open architecture
Reduced capital
Simplification
Reduced margins
Risk classified managed funds
wide range of asset classes
Aggregation services
Complex advice based solutions
Risk
Sandler & direct friendly
Pensions capability
Common infrastructure
multi-fund, multi-mgr
More gap-filling
Typical manufacturing margins
0.5% 1% 1.5% 2%
Typical distribution margins
1.5% 10%
Typical manufacturing margins
0.25% 0.5% 1% 1.5%
Typical distribution margins
0.5% 5%


AMP
UKFS - a strong customer profile
UK Population by Segment
8%
4%
10%
26%
21%
31%
UKFS Customers by Segment
6%
6%
15%
21%
23%
29%
Serious Money
Middle England
Maturing Money
Survivors
Aspiring
Subsistors
18

AMP

Agenda

- Market update
- Strategy - recap
- Strategy - in practice
  - Target Operating Model - modern business
  - Key capabilities
    - Products and marketing
    - Operations
    - Distribution
- Financial management

AMP

Key capabilities - Operations

- So far:
  - running as one business
  - Cardiff closure
  - e-ALIS
  - outsource administration - AMPle, unit trusts
  - merged AMPle and ii systems
- In progress:
  - smart focus - workflow, imaging
  - single customer view
  - further outsourcing
  - continued systems rationalisation


AMP

Strategy in practice - drawing it all together

- We have a clear model for a modern business
  - we are building it
  - we have real advantages
  - it will give us flexibility and differentiation
- We are already building modern products
- We have the customer base and tools
- We are making real progress on operations

AMP

Agenda

- Market update
- Strategy recap
- Strategy - in practice
  - Target Operating Model - modern business
  - Key capabilities
    - Products and Marketing
    - Operations
    - Distribution
- Financial Management



Key capabilities - Distribution

Life & Pensions Market 2001



Direct Salesforce 19%
Direct 6%
Bancassurance 11%
IFA 64%

UKFS - 1Q02

+ Towry Law



Direct 5%
IFA 52%
Direct Salesforce 43%
EBC's

Market

- IFA growth and dominance
- IFA model may be under threat
- Direct sales forces few in number
- Growing bancassurance and direct may be boosted by Sandler

UKFS

- Multi-play - no reliance on any single channel
- Ready to adapt
- Owned IFA in Towry Law
- Strong relationships with EBCs
- Continued transformation of salesforce
- Gap in direct bancassurance

Multi-channel distribution is the key

AMP

Key capabilities - Advisory Services Transformation

Transformation started

- Split into segments - two tiers
- Retraining and upskilling
- Piloting self-employed
- Phased out low performers (some losses to competition)

But much more to be done

- More training and specialisation
- Allocation of high value customers (underway)
- Selective recruiting
- Get ready for Sandler (tier 2)
- More self-employed

Owned distribution an asset

AMP

Key capabilities - IFA skills in place

Wholesale


AMP NPI

Targeting external IFAs

- Retirement solution strength
- Wrap pilot
- Relationship management
- Strength in the most durable part of IFA market
- Limited impact of AA-

Wholly Owned


TOWRY LAW
GROUP

- Ruthless approach to adviser productivity
- Growing number of Registered Individuals
- 'Menu' proposition to advisers
- Replicating successful Towry Law International model in new territories
- Plan to sell AMP product subject to broker status



Key capabilities -EBC (Corporate Pensions)

Characteristics

- DC market a significant opportunity
- ALIS capability and industry reputation for pensions expertise
- Of 164 schemes tendered for in 2002 - outstanding success rate
- One of four stakeholder providers to UK Principal Civil Service Pension Scheme
- Early success with major UK corporations
- AMP is one of only six providers of DC schemes to EBC mkt.

Well placed in fast growing DC Corporate Pension market


AMP

Distribution - drawing it all together

- We have multiple channels - well placed to cope with the changing environment
- Our direct sales force transformation is underway
- Strong and growing presence in the dominant IFA channel
- Experienced and capable distribution team

AMP

Agenda

- Market update
- Strategy recap
- Strategy - in practice
  - Target Operating Model - modern business
  - Key capabilities
    - Products and Marketing
    - Operations
    - Distribution
- Financial Management

AMP

UKFS - Financial management

- Progress on the Cost Management Programme (CMP)
- Impact of moving away from traditional ‘with profit’ products
- Financial strength of UKFS



Cost management - progress to date

£m

	Revised 1H 01	Sales volume	Other costs	Total 1H 02
£m	233	(14)	(22)	197

250
225
200
175
150
125
100
75
50
25
0

Revision allows for Towry Law added in 2001

AMP

Cost savings - Cost Management Program 1H02

	June 21 Seminar	Run rate 1H02
Rationalisation - branch network	6.0	-
Rationalisation - corporate premises	6.0	-
Outsourcing IT systems	5.0	-
Major CS systems enhancement	5.0	0.2
Re-engineering support functions	33.0	6.5
Reduced Infrastructure Cost	8.0	1.6
Reduced Consultancy Spend	4.0	0.6
UKFS Expense policy revisions	4.0	0.3
Process re-engineering	17.0	-
Other savings	12.0	3.8
TOTAL	**100.0**	**13.0**


AMP
Cost Reduction - financial impact*
£1.0m
Run rate saving
Less tax £0.2m
£0.4m
£0.6m
Discounted impact less tax
£0.4m
£0.1m
VNB acquisition impact (post-tax)
Acquisition
Maintenance
VNB maintenance impact (post-tax)
£1.0m
Less tax £0.3m
£ 2.0m**
£0.7m
ServCo benefit (post-tax)
EV maintenance impact (post-tax)
* Illustrative
** based on a PV factor of 7 (2% dm)
32



Impact of cost management on EV 1H01 v 1H02

New Business Added Value
£18m
(£8m)
£10m
£3m
£23m
1H01
(restated)
Lower volumes /mix
Lower acquisition costs (actual)
Lower maintenance costs (expected)
1H02
2% risk margin
Total EV impact
£54m
Capitalised value of lower expected maintenance costs
ServCo Profits
£1m
£23m
1H01
1H02


AMP

Impacts of the move away from 'with profits'

What we are doing

- two products withdrawn
- rest (2) withdrawn in 12 -18 months
- replace with new style 100:0 products

Financial implications

- new products are potentially lower margin for the shareholder
- 'with profits' fund can no longer absorb cost of new business for products withdrawn
- the new products will be designed to reduce costs, maximise margins and increase volumes

AMP

Illustrative impact of the move away from 'with profits'

The CMP offsets impact of withdrawal

MoS profits

70 (25) 45

VNB impacts

50 (18) 32

£m illustrative net of tax

other things being equal

Impact of CMP

Net impact


AMP

Impact of move away from 'with profits' on capital

- Saves new product strain for policyholders fund e.g.

Capital strain as % of premium

Old products	*New products*
Pearl with profit bond 38%	NPI bond 15%
Pearl ISA and WP savings plan 75%	NPI ISA 38%
London Life WP annuity 130%	No replacement

- But the strain for new products will need to be financed by the shareholder
  - *£250m over 5 years at constant volumes (expected to be self-funded)*
- Shareholder capital will released as the Pearl book and the NPI book run off over time
  - *will be actively managed*

AMP

A strong UKFS balance sheet

UKFS compares well to its competitors considering:

- AMP corporate capital is kept in Australia, not in UK
- UKFS still has considerable inadmissible assets (est.£1.4bn)

'Quoted' free asset ratios at 30 June*		UKFS **	
Aviva	14%	Pearl	8%
L & G	13%	NPI	10%
Prudential	11%	London Life	8%

* 'Quoted' FARs exclude provision for the Required Minimum Margin and include implicit items -Source J P Morgan analysis

** estimated on a consistent basis and including shareholder asset swap ($A1bn)



Protecting Capital

- changing products
- improving admissibility
- seeking alternative sources of finance
- managing exposure to equities
- reducing bonuses and imposing MVAs

Capital position for UKFS is secure

AMP

Summary

AMP

Summary

- We are striking the right balance between short term profitability and creation of long term shareholder value
- We have a strategy and an operating model to enable us to deal with market volatility
- We are actively managing and controlling:

  - Cost base
  - Capital consumption
  - Products offered
  - Volume/margin trade-off
  - Sales volumes
  - ROIC
  - Value of New Business

AMP

Summary

• UK Market	Undergoing dynamic change
• UK Strategy	Accelerating UKFS transformation Low cost/flexible operating models Transition to new products Advice based Multi distribution key differentiator
• Financial Management	Lower new business capital strain Cost management on target Balance short term profit vs long term investment



Summary

2000	2003
Manufacturer & distributor	Distributor & selective manufacturer
5m uncategorised customers	Customers segmented by value
Independent distribution channels	Integrated distribution channels
190 often complex products	Simplified product range & wrap
Poorly controlled customer service	Performance focused, segmented service
Multiple locations,split functions, hierarchical structures	Rationalised locations and functions, flatter structures, wider spans of control
Weak financial controls	Effective financial controls, cost conscious
Multiple IT platforms	Integrated, rationalised IT systems
Talented staff	Motivated staff with greater accountability

AMP





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 27 August, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **110/02**

SUBJECT : **Peter Willcox appointed to AMP Board**

NOTE - If you do not receive _2__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

27 August 2002

Peter Willcox appointed to AMP Board

AMP today announced that Mr Peter Willcox had been appointed to the Board of Directors of AMP Limited. His appointment is effective from Monday 9 September 2002.

Mr Willcox brings to the AMP Board substantial international business experience at both executive and board levels. He is currently Deputy Chairman, Energy Developments Ltd and was a director of Broken Hill Proprietary Company Ltd (BHP) from 1988 to 1994.

From 1986 to 1994, Mr. Willcox was Chief Executive Officer of BHP Petroleum and prior to that held senior roles with petroleum companies in London, USA, and the Middle East. Mr Willcox graduated with a Bachelor of Arts (Honours) and Master of Arts from Cambridge University.

Previous Board appointments include FH Faulding & Co Ltd, James Hardie Industries Ltd, North Ltd, Woodside Petroleum Ltd and Lend Lease.

Mr Willcox's previous experience in the financial services industry includes involvement as a director of Lend Lease Corporation from 1994 to 1999, including a period as Deputy Chairman, MLC Ltd from 1996 to 2000 and Schroders Australia Holdings Ltd from 1994 to 1999.

He lives in Melbourne and holds both Australian and British citizenship.

AMP Chairman Mr. Stan Wallis said: "We are very fortunate to have secured the services of Peter Willcox as a Director of AMP and welcome him to the Board. He has a great depth of international and Australian business experience and joins us at a very important time for the company as it continues to deliver solid results in difficult markets."

For more information contact:

Stan Wallis
Chairman, AMP Limited
03 9829 6669




111

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	28 August, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **111/02**

SUBJECT : **Issue of Additional Shares**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

28 August 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 56 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,593,865 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • *the date from which they do* • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	56 shares @A$14.34 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	56 shares were issued pursuant to the AMP Employee Share Acquisition Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	28 August 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,133,593,809 + 56 ------------------ 1,133,593,865	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 28 August 2002: 39,352,472	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-*renounceable*?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 28 August 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.




112

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 28 August 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AICD Speech – 28 August 2002

ANNOUNCEMENT NO.: 112/02

NOTE - If you do not receive _8_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

I am delighted to be here in Melbourne today talking to the AICD.

As you no doubt saw last week, AMP announced a net profit after tax for the first half of $303 million. After adjusting for one-off profits earned in 2001 and investment income, this actually represented a small increase over 2001.

Given the market conditions we have been operating in, this represents a solid result.

What I would like to talk about today is how a bear market impacts AMP.

I will also talk about why the wealth management industry remains the right place to be – even in the midst of a bear market.

But before I do that, I would like to touch briefly on AMP's history, including in Melbourne.

AMP was established in Sydney in 1849, but it soon became apparent that Melbourne, as a city of gold, was ascending.

In 1861 a report was delivered to the Sydney AMP Society Board from Melbourne, recommending that a part-time Board of respected Victorian businessmen be established to make local decisions on behalf of the Society.

The report noted that AMP could not do in Melbourne - and I quote - 'a tithe of what would otherwise be done there' if Sydney retained power.

The Sydney-based Directors did nothing, initially.

But Melburnians were not content to let the matter rest and after two years of lobbying, a branch with significant autonomy was established in 1863.

Suffice to say that few decisions were more important in the history of the Society. And at the beginning of the 20th century, Victoria was the largest part of AMP.

Without that decision, other life offices would have continued to dominate Victoria at a time when it was Australia's leading source of new business. And that means that AMP Limited of today –

- an international wealth management company with operations in more than 20 countries around the world;
- a company with more than half its 8 million customers offshore;
- and a company with almost three-quarters of its assets offshore as well –

– may not have been here today, or certainly not look the same.

AMP still has significant links and investments in Melbourne and Victoria. From property development like the $100 million 15 William Street redevelopment and the $150 million Knox City Shopping Centre –

- to investments in numerous Victorian companies and even half of Melbourne airport.

AMP also has a strong Melbourne contingent on its Board of Directors – of course our Chairman Stan Wallis, as well as Patricia Cross and Ian Renard, as well as Peter Willcox, whose appointment we announced yesterday.

I would now like to turn to AMP and what we are doing to protect profitability and position ourselves for the future in the current environment.

Firstly, I will review current market conditions as I think many people do not realise just how tough conditions on global markets really are.

There is no doubt the world is in the grip of a bear market. While Australia seemed immune for a time, more recently we have certainly felt the chill winds blowing, with the market down about 19 per cent at its low point this year.

But other global markets have been in a downturn for much longer. Since March 2000, for example, the S&P 500 has fallen almost 50 per cent; and in the last couple of years the FTSE index in the UK, where AMP has considerable exposure, fell by 47 per cent at its low point.

There are some interesting historical perspectives here that demonstrate just how severe – and unusual – are the market conditions that we currently face.

In the UK, for example, equity markets have fallen by more than 40 per cent only four times over the last 100 years.

The first was the Great Depression in the early 1930s.

The second time was the second world war.

The third was the oil shocks of the early 1970s.

And the fourth time was about five weeks ago.

While on the subject of markets, just a few words on our outlook.

We think the outlook is more positive than negative but there are a number of risks, not the least of which is the US economy, which is still in a stop-start recovery.

There is the possibility of some form of military action in Iraq, which would give another shock to markets. But AMP believes that, on balance, the positives currently outweigh the negatives and that we do see a continuing economic recovery around the world.

But, as I said, there are still risks, particularly in the short term – and we are managing the business assuming further market volatility.

In terms of markets, they impact AMP in a number of ways. The first is through the return on our $10 billion in shareholder capital invested in world markets. For the first half of 2002, investment income was a loss of $6 million, primarily due to UK market falls. In a normal six month period, these returns would be about $250 million higher after tax.

The second is through the fees and commissions we earn on investments. The level of assets under management falls in line with markets, which translates directly into lower fees. And AMP's assets under management in the first half of this year fell 10 per cent, largely due to asset deflation and currency translation.

The third is through customer's willingness to invest. It is no easy task selling equity linked products when share markets are falling, particularly in Australia and the UK, where property prices are booming.

Now while we may not be able to control investment markets, we do not passively accept depressed market cycles. We are taking pro-active management action to steer AMP through these conditions.

Firstly, we have rigorously reviewed our strategy to ensure it remains relevant. And it does, because of the market dynamics of the industry we are in.

AMP's strategy is to build an international wealth management company offering retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

Wealth management is attractive because it continues to experience long term systemic growth, driven by factors such as the ageing population and pension reform by governments facing pension crises. This is why we are targeting new markets that are ripe for change, particularly in Europe.

In terms of the ageing population, the demographics are compelling. Over the next few decades, the baby boomers will be getting older. Their sheer numbers – not to mention their completely different attitudes – mean that we are in for some fundamental shifts.

In industrialised countries, the over 60s accounted for just over 10 per cent of the population around 50 years ago.

Currently, they account for around 20 per cent.

And in another 50 years, that figure will reach around one-third – even more in some countries. In Japan, for example, the figure is expected to be just over 40 per cent.

As Peter Drucker says, the risk of dying too soon, which drove the growth of the life insurance industry for 150 years, has been transmuted into the risk of living too long.

And that is a trend of which AMP can take advantage.

Governments are grappling with pension cost issues, with Governments increasingly outsourcing retirement savings to the individual.

In Australia, government pension costs are around 3 per cent of GDP, in the UK 5 per cent, and in Italy greater than 14 per cent. I think the community is starting to realise that the Australian cost is unaffordable, let alone the others.

The Federal Government's recently released Intergenerational Report provides a good catalyst for debate on this issue.

I would also like to stress that AMP remains committed to being a wealth management company that is international.

While I understand in markets like these that it might be tempting to shrink back to Australia, this would not be in the long term interests of AMP shareholders.

I will take a moment to demonstrate why. I am told that there are roughly 200 people sitting in this room today. I want you all to imagine that you represent the total value of global stockmarkets. This means:

- That about half of you – that whole side of the room - represent the United States;
- UK and Europe is about one-third of the room, or about six tables;
- That leaves Japan with about two tables (and shrinking);
- Canada and a few others take one table;
- Which leaves Australia with not even a full table.

So this is why AMP has, over the past ten years, become an international company. I am not sure that the scope of our international operations is fully understood in Australia, perhaps because we still have such a large presence and a long, iconic history here.

I should add that this is not something we plan to change.

It is easy to forget in the drama of the current market environment that AMP has been transformed in the last four years to ensure we are well placed to capitalise on the opportunities I have just talked about.

The key performance indicator here is core recurring operating margins – our underlying profit before investment income.

The fact that these margins have trebled in four years demonstrates the underlying health of our business.

Or more starkly, our core profits have increased from $12,000 per employee four years ago – to $75,000 per employee today.

How have we done this? Through a variety of measures:

- We do not chase market share at the expense of profitability. This means we focus on product segments that provide high returns and high growth;
- We have driven costs out of the business, with the group cost to income ratio down to 60 per cent from over 70 per cent four years ago;
- We have made targeted acquisitions such as Henderson, NPI and Towry Law;
- And we have sold businesses which did not achieve target returns or were not integral to wealth management, realising $2.5 billion to strengthen our financials.

We have also learned lessons along the way. The GIO takeover, for example, is something we would not do today.

While we are confident that our strategy remains appropriate, we also recognise that flexibility in its execution is vital in changing market circumstances. We are realistic about what we can, and cannot, achieve in the current economic climate.

This is why we have a relentless focus on three areas which will deliver most value to shareholders in the short to medium term: cost control, return on capital and improving the performance of our UK financial services operations.

A tight focus on costs is fundamental to how we operate at AMP and is something my management team and I think about every day of the year. Our hard work and focus on costs never stops, nor should it.

By operating smarter, operating better and sharing global resources and services, we have been able to accelerate expected savings.

Our recent results demonstrate our success with continuing decreases in cost to income ratios across the business.

Capital management is an area receiving considerable attention right now, particularly in our UK retail businesses.

We have already announced a number of steps to improve our UK position. And last week we announced a number of initiatives that will fast-track the switch to more modern, less capital intensive structures to further improve our regulatory capital position.

We have also announced the possibility of a hybrid capital instrument aimed at retail and institutional investors. This hybrid instrument would increase the overall efficiency of our capital base and would be likely to be used to raise around A$750 million to restructure our debt profile.

As a final comment on our capital position, the most important point is that our overall group position remains strong.

Turning to our third short term priority, our UK Financial Services operations, it is difficult to appreciate at this distance the challenges that this market currently faces.

As well as a depressed FTSE, the UK market is groaning under the weight of numerous government-initiated reviews. In fact there are so many reviews they are now doing a review of the reviews.

But it is also a market with enormous opportunities.

It is large – about five times the size of Australia.

It is at least three to four years behind the Australian market in development.

It is currently undergoing rapid change.

And it is all these things that make it an exciting place to be. Some might say too exciting!

Earlier this week, we held a detailed seminar on our UK operations with our UKFS head Tom Fraser and some of his management team and we expanded on the opportunities the UK market presents.

Our UK retail financial services business, for example, already has 5 million customers – more than we have in Australia today. One in ten UK adults, in fact. And our operational scale is far greater, as well.

You can rest assured, however, that AMP recognizes the size of the task at hand. We continue to review our UK operation with an analytical and unemotive focus. And we are determined not to be blinded by the size of the potential prize.

Equally, however, we are determined not to lose sight of the significant long term opportunity because of short term market cycles.

Ultimately, we believe the outcome of the regulatory changes in the UK will be a more rational market that closely resembles the open architecture model we have here in Australia.

There is no doubt that we can take some of the learnings from the transformation of our Australian business over the last ten years into the UK. But that does not mean we expect our UKFS business to be a replica of Australia.

It is a different market, with different dynamics. And we simply do not have the market scale or brand franchise in the UK that we have here.

Given market changes in the UK, our strategy for UKFS has evolved and we are now targeting the segments we want to compete in. And there are some very profitable segments to be carved out in a market the size of the UK – segments where we have strong capabilities, such as corporate pensions.

In conclusion, I have spoken to you today about AMP's continued focus on building an international wealth management company.

Despite the difficult market conditions in which we operate, we believe this strategy remains the right one because of the long term systemic growth in the wealth management industry.

And while many of us might have wished the bear market of the last few years did not happen, it has helped AMP in a few ways:

- It has focused us on being a more efficient and leaner company. I mentioned earlier the six-fold increase in profits per employee;
- We have sold businesses which did not achieve target returns or were not integral to wealth management, realising $2.5 billion.
  - A number of these businesses – such as our investment administration business Cogent, being sold to BNP Paribas – show AMP's ability to build businesses and realise substantial shareholder value for them.
- We are much more cost efficient – our cost ratios have fallen significantly from three years ago to today. Our UKFS business, for example, has a cost ratio that has fallen from 88 per cent three years ago to just under 60 per cent today.
- And in the UK it has meant that many of our competitors, who during the bull market years were under-pricing to buy market share, have been forced to behave more rationally.

AMP today is a great Australian company. And I am confident it will become a great international company.

We must be international, to be able to compete in an increasingly global industry.

While we may not be able to control markets, we are taking pro-active management action to steer AMP through them. This will ensure that when markets turn – and turn they will – that AMP is well placed to capitalise on growth opportunities.

It is a privilege to be in a job where we are able to help customers save for their future. AMP has a very dedicated and talented team who are determined to create a better future:

- a better future for our customers, by helping to build and protect their wealth;
- a better future for our 14,000 people across the globe, by enabling them to realise their potential;
- a better future for our communities in which we live and work;
- and most of all, a better future for our shareholders by delivering long term superior returns.

Thank you.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 3 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP announces completion of Cogent sale

ANNOUNCEMENT NO.: 113/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

3 September 2002

AMP announces completion of Cogent sale

AMP Ltd has today confirmed the completion of the sale of Cogent, its investment administration business, to BNP Paribas.

On 16 May 2002, AMP announced its intention to sell Cogent for total consideration of up to A$650 million. £150 million (A$421 million) of this consideration has now been paid with further amounts, subject to Cogent meeting agreed revenue targets, being received during the next quarter and the second half of 2003.

Profits on the sale will be recognised over the second half of 2002 and 2003.

BNP Paribas was chosen by AMP as a suitable new owner and partner with the reputation and capability to deliver additional value and services for clients of the Cogent business.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 4 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : **AMP senior management restructure**

ANNOUNCEMENT NO.: **114/02**

NOTE - If you do not receive _4_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

4 September 2002

AMP senior management restructure

The Chief Executive Officer of AMP Mr Paul Batchelor today announced a restructure of the group's senior management.

"This new structure will ensure that AMP is well positioned to build a successful international wealth management business, improving productivity and efficiency across the company," Mr Batchelor said.

"In particular, it will assist the transfer of knowledge gained from the transformation of the Australian financial services business to the UK financial services businesses."

Key changes are:

Chief Operating Officer Financial Services

Mr Andrew Mohl has been appointed to the newly-created position of Chief Operating Officer, Financial Services. Mr Mohl was previously Managing Director, AMP Financial Services.

This new role will be responsible to the Chief Executive Officer for implementation of strategy across the group's financial services businesses.

Managing Director Australian Financial Services (AFS)

Mr Craig Dunn will replace Mr Mohl as Managing Director, Australian Financial Services. Mr Dunn is currently Director of the Office of the Chief Executive and was previously Managing Director, AMP Banking.

Chief Financial Officer

Mr Marc de Cure will step down from the role of Chief Financial Officer. Before leaving the company in a few months Mr de Cure will complete key finance projects. An internal and external search for a new Chief Financial Officer will commence immediately.

AMP Banking

Craig Meller will remain Managing Director of AMP Banking, reporting to the Chief Operating Officer, Financial Services. To better align the bank with the retail financial services businesses, it will also have geographic reporting lines to the Managing Director, Australian Financial Services and the Managing Director, UK Financial Services.

Group Strategy and Cobalt

Group Strategy, Mergers and Acquisitions and the reinsurance run-off business Cobalt will report to Mr Tim Wade who is currently Managing Director, AMP International. AMP International which includes newly acquired and developing businesses in Italy, India and Japan will be renamed Strategy and Development.

Office of the CEO

Group Policy and Secretariat will now report to the General Counsel Mr Peter Noble. The Director of the Office of the Chief Executive previously held by Mr Dunn will not be filled at this stage.

All appointments are effective after a short transition period.

Mr Batchelor said that Andrew Mohl had an outstanding record of leading and managing operating businesses.

"Andrew drove the successful transformation of our Australian and New Zealand businesses from traditional life companies into high performing, advice-based financial services businesses," Mr Batchelor said.

"In this new role he will work closely with me to apply his expertise across the financial services businesses.

"Importantly he will support the aggressive change program which is currently transforming UK Financial Services under the strong leadership of Tom Fraser."

Mr Batchelor said that the Chief Financial Officer, Mr Marc de Cure had brought to AMP significant accounting and financial expertise.

"I have great confidence in the strength of our finance function. AMP's accounting practices are both vigorous and conservative," he said.

"I thank Marc for his considerable contribution including the divestment of significant non-core operations and the establishment of the reinsurance run-off business Cobalt. He will leave the company with best wishes for his future from both the AMP Board and Senior Management Team."

Mr Batchelor said that except for the Chief Financial Officer, the members of the AMP Senior Management Team remained unchanged.

"The restructure will ensure AMP has the best structure and team for the future."

The AMP Senior Management Team reporting to Paul Batchelor comprises:

- Craig Dunn Managing Director, Australian Financial Services;
- Warwick Foster Chief Information Officer;
- Tom Fraser Managing Director, UK Financial Services;
- Andrew Jones General Manager Corporate Human Resources;
- Andrew Mohl Chief Operating Officer, Financial Services;
- Peter Noble General Counsel;
- Matthew Percival General Manager Corporate and Public Affairs;

- Tim Wade Managing Director Strategy and Development; and
- Roger Yates Managing Director, Henderson Global Investors.

Media inquiries:
Karyn Munsie
61 2 9257 9870
0421 050 430

Investor inquiries:
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 13,000 people worldwide, manages assets of more than A$265 billion and has a market capitalisation of approximately A$16 billion.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	9 September, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **115/02**

SUBJECT : **Appendix 3X – Initial Director's Interest Notice**

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AMP Limited
ABN	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of appointment	9 September 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Peter John Willcox Superannuation Fund.	12,000 Ordinary shares

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.


116


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 10 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP comment on ratings

ANNOUNCEMENT NO.: 116/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

10 September 2002

AMP comment on ratings

AMP Ltd notes that Standard & Poor's (S&P) has today placed on Credit Watch positive the counterparty credit ratings assigned to AMP Group Holdings Ltd and AMP Bank Ltd.

The S&P announcement said this followed "the likely strengthening of AMP Group Holdings' financial profile upon the successful completion of the recently announced hybrid issue".

If the issue is successfully placed, the long-term counterparty credit ratings on AMP Group Holdings and AMP Bank would be upgraded to single-'A' from single-'A'-minus and the short-term rating to 'A-1' from 'A-2'. S&P also noted that "the outlook will likely be negative, however, to reflect the pressures facing the U.K. life industry and their possible effect on the AMP group despite initiatives by management, including the strengthening of group capitalization".

AMP Chief Executive Officer Paul Batchelor said: "We are pleased with this announcement by S&P, which recognises the improvements we are seeking to make to our capital position.

"AMP continues to actively manage its capital, particularly in the UK, with recent steps including the closure to new business of a number of capital intensive with-profits bond and annuity products and a reduction in bonus declaration levels."

AMP announced on 22 August 2002 that it was proposing to offer a hybrid capital instrument aimed at retail and institutional investors. A hybrid issue would increase the overall efficiency and strength of the company's capital base.

Any offer of securities such as the hybrid capital instrument would require a disclosure document to be lodged with ASIC.




117

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	11 September, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **117/02**

SUBJECT : **Issue of Additional Shares – UK Share Save Scheme**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

11 September 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 76 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,593,941 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	76
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	76 shares @A$13.28 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	76 shares were issued pursuant to the UK Share Save Scheme.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	11 September 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,133,593,865 + 76 ------------------- 1,133,593,941	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Total no. issued as at 11 September 2002: 38,945,644	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? *If the additional securities do not rank equally, please state:* • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 11 September 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 17 September, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **118/02 - Part 1 to 2**

SUBJECT :
- **Part 1 – AMP announces details of hybrid offer (1 page); and**
- **Part 2 – AMP RPS Prospectus (68 pages).**

NOTE - If you do n...) 9257-5453
as soon as possible.

03 MAR 26 AM 7:21

IMPORTANT - The contents of this electronic commu... dential. Any unauthorised use of the contents is expressly prohibited. If you have re... n error please advise us by telephone (reverse charges) and then delete or shred the document.

17 September 2002

AMP announces details of hybrid offer

AMP subsidiary AMP Henderson Global Investors Limited has today lodged the prospectus for an offer of around A$750 million of Reset Preferred Securities (RPS), aimed at increasing the overall efficiency of the Group's capital base.

Up to A$250 million in over-subscriptions may be accepted.

AMP Chief Executive Officer, Mr Paul Batchelor, said the funds will be used to reduce short-term debt, increase its capital resources and generally reinforce the AMP Group's financial strength.

"Hybrid capital is efficient from a risk capital, ratings and regulatory point of view, which means this issue will improve our financial profile without increasing the shareholder capital within the Group," Mr Batchelor said.

"This issue adds to our strong financial position and continues our policy of maintaining prudent gearing."

The securities will qualify as Tier One capital for Australian Prudential Regulatory Authority (APRA) purposes.

The offer opens on 30 September 2002 and closes on 18 October 2002, subject to change.

Full details of the RPS offer are available in the prospectus, which will be obtainable from the internet at www.ampgroup.com/rps, or by calling the RPS InfoLine on 1 800 556 030.

Applications will only be accepted on forms accompanying the prospectus or downloaded from the AMP website. Application forms will be available when the offer opens, which is expected to be Monday 30 September 2002.

AMP Shareholders who live in Australia or New Zealand may request a personalised application form, which will ensure they receive a preferential allocation over general applicants if there is excess demand.



Reset Preferred Securities

Prospectus for the issue of
Reset Preferred Securities (RPS) at A$100 each

If you decide to apply, you must apply for at least 50 Reset Preferred Securities at A$100 each (A$5,000)

ISSUERS
AMP HENDERSON GLOBAL INVESTORS LIMITED ABN 59 001 777 591 (Responsible Entity and Issuer)
AMP LIMITED ABN 49 079 354 519 (AMP)

GLOBAL COORDINATOR AND LEAD MANAGER


UBS Warburg

CO-MANAGERS
DEUTSCHE SECURITIES AUSTRALIA LIMITED
ABN AMRO MORGANS LIMITED
BELL POTTER SECURITIES LIMITED
COMMONWEALTH SECURITIES LIMITED
JBWERE LIMITED
MACQUARIE EQUITY CAPITAL MARKETS LIMITED
MERRILL LYNCH EQUITIES (AUSTRALIA) LIMITED
SALOMON SMITH BARNEY AUSTRALIA SECURITIES PTY LIMITED
UBS WARBURG PRIVATE CLIENTS LIMITED

Important information

This Prospectus is dated 17 September 2002 and a copy of this Prospectus was lodged with the Australian Securities and Investments Commission (ASIC) on that date. The period from the date of this Prospectus to when the Offer opens is the Exposure Period and is generally for seven days after lodgment of the Prospectus with ASIC. However, ASIC may extend it by up to a further seven days. The period from when the Offer opens (Opening Date) to when it closes (Closing Date) is the Offer Period.

ASIC and ASX take no responsibility for the content of this Prospectus.

No RPS will be issued on the basis of this Prospectus later than 12 months after the date of this Prospectus.

Availability and Applications

A paper copy of this Prospectus and the accompanying Application Forms will be available free of charge during the Offer Period to any person who is resident in Australia or New Zealand by calling the **RPS InfoLine 1300 556 030** (Australia – Monday to Friday 8.00am to 7.00pm) or **0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm). This Prospectus may also be downloaded from www.ampgroup.com/rps from the date of this Prospectus until the Closing Date. The Application Forms will be available in print form and electronically during the Offer Period.

Applications for RPS pursuant to this Prospectus may only be made by Australian or New Zealand residents, and will not be accepted prior to the Opening Date. **Applications can only be made on the Application Forms accompanying this Prospectus.** See Section 3 for details on how to invest.

No cooling-off rights apply to the issue of RPS.

Foreign jurisdictions

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law, and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify RPS or to otherwise permit a public offering of RPS outside Australia and New Zealand. RPS may be offered in a jurisdiction outside Australia and New Zealand where such an offer is made in accordance with the laws of that jurisdiction. None of the securities as defined in Section 9 have been or will be registered under the United States Securities Act of 1933 (Securities Act) and may not be offered or sold in the United States or to, or for the account or benefit of, any US person (as defined in Regulation S under the Securities Act) except in a transaction exempt from the registration requirements of the Securities Act and applicable United States state securities laws. No offers may be made in Asia, except with the consent of the Lead Manager.

This Prospectus, where distributed in New Zealand, is attached to an Investment Statement for the purposes of the Securities Act 1978 (NZ) which is required to be, and has been, prepared in respect of the offers of the securities to members of the public in New Zealand under this Prospectus and in accordance with that Act, the Securities Act (Australian Registered Managed Investment Schemes) Exemption Notice 1999 and the Securities Act (Australian Issuers) Exemption Notice 1997.

The issuers of this Prospectus

For the purposes of the Corporations Act 2001 (Cwlth) (Corporations Act), RPS offered under this Prospectus comprise the offer of:

a) units in the AMP Reset Preferred Securities Trust (Trust) offered by AMP Henderson Global Investors Limited (Issuer); and
b) options over Ordinary Shares and Interests in Preference Shares of AMP Limited (AMP) (Options), which Options may be exercised in limited circumstances.

This Prospectus is issued by both AMP Henderson Global Investors Limited (as Responsible Entity of the Trust) and AMP.

Defined words and expressions

Some words and expressions used in this Prospectus have defined meanings. The Glossary in Appendix B defines these words and expressions. A reference to time in this Prospectus is a reference to Sydney time, unless otherwise stated. A reference in this Prospectus to A$ is a reference to Australian currency, to NZ$ is a reference to New Zealand currency, and to £ or pounds sterling is a reference to United Kingdom currency.

Disclaimer

No person is authorised to give any information or to make any representation in connection with the Offer which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by the Issuer or AMP in connection with the Offer. In preparing this Prospectus, neither AMP nor the Issuer has taken account of the investment objectives, financial position or particular needs of any person.

Applicants should read this Prospectus in full before deciding whether to participate in the Offer. If, after reading this Prospectus, you are unclear or have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.

Table of contents

Chairman's letter		2
About RPS		3
Section 1	RPS Offer summary	4
2	Answers to key questions	6
3	How to invest	14
4	Structure of the Offer	16
5	About the AMP Group	18
6	AMP financial information	23
7	Investment risks	31
8	Taxation letter	37
9	Additional information	41
Appendix A	RPS Terms	51
Appendix B	Glossary	62

Summary of key dates

Offer opens (Opening Date)	30 September 2002
Offer closes (Closing Date)	18 October 2002
RPS allotted (Issue Date)	24 October 2002
RPS commence trading (deferred settlement basis)	25 October 2002
RPS holding statements despatched	31 October 2002
RPS commence trading (normal settlement basis)	8 November 2002
First Distribution Payment Date	24 April 2003
First Reset Date	24 October 2007

Dates may change
These dates are indicative only and are subject to change. The Issuer and AMP may, with the consent of the Lead Manager, extend the Closing Date or close the Offer early without notice. Accordingly, investors who wish to apply for RPS are encouraged to submit their Application Forms as soon as possible after the Offer opens. If the Closing Date is changed, the subsequent dates may also be changed accordingly. Application will be made by the Issuer to ASX within seven days after the date of this Prospectus for admission of RPS to official quotation on ASX. The dates in this table are indicative only and depend on ASX approving this application.

Application Forms
Application Forms will only be available in print form and electronically from the Opening Date to the Closing Date.



17 September 2002

Dear Investor

On behalf of AMP, I am pleased to offer you an opportunity to invest in Reset Preferred Securities (RPS). Full details of RPS are set out in this Prospectus with the key features detailed on the following page. I urge you to read this Prospectus carefully.

The AMP Group is issuing RPS as part of its ongoing capital management programme – as foreshadowed on 22 August 2002 when AMP released its half-year results. The issue of RPS will be used by the AMP Group to reduce short-term debt, increase its capital resources and generally reinforce the AMP Group's financial strength. This will provide the AMP Group with a more efficient and stronger capital structure.

The AMP Group intends to issue up to 7.5 million RPS at A$100 each, to raise up to A$750 million, with the ability to accept over-subscriptions of up to a further A$250 million.

The AMP Group will apply to have RPS quoted on ASX. RPS Holders who wish to sell their RPS before the Reset Date can do so on ASX at the market price at that time.

To apply for RPS, you need to fill out an Application Form accompanying this Prospectus. Applications can only be made on this Application Form. If you are an AMP Ordinary Shareholder and have a registered address in Australia or New Zealand, you may request a personalised Application Form. You must complete this personalised Application Form and be registered as an Ordinary Shareholder at 5.00pm on 26 September 2002 to receive your preferential allocation. Your preferential allocation will apply over general Applicants if there is excess demand for RPS.

The Offer is due to open on 30 September 2002 and close on 18 October 2002. However, it is possible that these dates will change, so if you wish to apply, I encourage you to submit your Application Forms with payment early.

If you have any questions regarding the Offer, please call the **RPS InfoLine 1300 556 030** (Australia) or **0800 448 062** (New Zealand) or alternatively, contact your stockbroker, accountant or other professional adviser.

Yours faithfully,

Stan Wallis
Chairman, AMP Limited

About RPS

Please read this first

You should read this Prospectus in full before deciding whether to apply for Reset Preferred Securities (known as RPS)

Any questions?

- A question-and-answer summary of the Offer and RPS begins on page 6
- If you have any questions in relation to the Offer, please call the **RPS InfoLine 1300 556 030** (Australia – Monday to Friday 8.00am to 7.00pm – Sydney time) or **0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – Auckland time)
- You may also wish to contact your stockbroker, accountant or other professional adviser for advice

How to apply?

- You may apply for RPS between **30 September 2002** and **18 October 2002**. These dates may change or the Offer may close early without notice, so if you wish to apply, you are encouraged to apply as soon as possible
- Information about how to apply for RPS begins on page 14

AMP Reset Preferred Securities

RPS will be issued by AMP Henderson Global Investors Limited as the Responsible Entity of the AMP Reset Preferred Securities Trust. The RPS are:

- called *reset securities* because the Distribution Rate (and certain other features) can be reset on certain dates. The first Reset Date is 24 October 2007; and
- called *preferred securities* because amounts owing to RPS Holders are structured to be paid in preference to amounts owing on Ordinary Shares of AMP.

Preferred Distributions

Preferred, non-cumulative Distributions fixed until 24 October 2007 and payable twice-yearly. Until that date, the annual Distribution Rate is the Initial Margin of [#]% plus the Market Rate[1] on the Issue Date. Payment of Distributions is subject to certain conditions.

Conversion rights

RPS have no maturity, but on any Reset Date, and in certain other circumstances, RPS may be Converted into Ordinary Shares. RPS must be Exchanged into Preference Shares in certain circumstances.

Potential equity upside

RPS Holders may participate in any increase in AMP's Ordinary Share price above A$23.00.

Quoted

The Issuer will apply to have RPS quoted on ASX so that they can be bought and sold on the stock exchange.

NOTE: 1 As at the date of this prospectus the Market Rate was 5.66% per year. The Market Rate on the Issue Date (expected to be 24 October 2002) may be higher or lower than this rate.

Section 1
RPS Offer summary

Set out below is a summary of the Offer and the RPS Terms. **This information is a summary only.** You should read the Prospectus in full, including the full RPS Terms (see Appendix A). There are particular risks associated with investing in RPS, as well as general risks associated with investing in AMP and the financial services industry generally. A summary of these investment risks is in Section 7.



General	Details
Offer structure	The Issuer intends to issue up to 7.5 million RPS at A$100 each, to raise up to A$750 million, with the ability to accept over-subscriptions of up to a further A$250 million. Applications must be for a minimum of 50 RPS at A$100 each (A$5,000).
Issuer	AMP Henderson Global Investors Limited as the Responsible Entity of AMP Reset Preferred Securities Trust (ARSN 102 211 325) (Trust). The Trust is a registered managed investment scheme. The Issuer is a wholly-owned subsidiary of AMP, incorporated in Australia.
Guarantor	AMP Group Holdings Limited (ABN 88 079 804 676) is a wholly-owned subsidiary of AMP, incorporated in Australia.
Securities	Reset Preferred Securities (RPS), being units in the Trust, and options to receive, in certain circumstances, Ordinary Shares or Preference Shares in AMP (Options).
Listing	The Issuer intends to apply for official quotation of RPS on ASX. Trading (on a deferred settlement basis) is expected to begin on 25 October 2002.
Face Value	A$100 each.

Distributions	Details
Distribution	A preferred, non-cumulative Distribution from the Trust fixed until the first Reset Date (24 October 2007).
Distribution Rate	Until the first Reset Date (24 October 2007), the annual Distribution Rate will be the Initial Margin of [#]% plus the Market Rate[1] on the Issue Date. The annual Distribution Rate applying after 24 October 2007 will be the sum of the Market Rate on each Reset Date and the Margin as reset by the Issuer on each Reset Date in accordance with the RPS Terms (see Section 2.14).
Timing	Distributions are payable twice-yearly on 24 April and 24 October. The first Distribution is payable on 24 April 2003 for the period beginning on the Issue Date.
Payment conditions	Payment is subject to a number of conditions (see Section 2.10). If a Distribution has not been paid in full, AMP may not pay a dividend on Ordinary Shares, or make any distribution on any share capital, or alter its outstanding share capital – unless it takes certain actions (see Section 2.11). Distributions will only be paid directly into RPS Holders' nominated financial institution accounts.
Franking	Distributions will not carry franking credits.
Guarantee	If a Distribution is due and payable, but not paid by the Trust, the Guarantor will pay an equivalent cash amount to RPS Holders. The Guarantee ranks in priority to Ordinary Shares, but is subject to Payment Limitations and Liquidation Limitations (see Section 2.10) and is subordinated to the Guarantor's ordinary creditors and other prior ranking creditors. The Guarantee is not a guarantee that a Distribution will be paid in all instances. See Section 2.2.3.

Reset	Details
Reset Dates	The first Reset Date is 24 October 2007. On each Reset Date, AMP may reset certain terms, including the next Reset Date, the Margin, the frequency and timing of Distributions, the Conversion Discount, the Minimum Conversion Number and the Maximum Conversion Number. This reset of terms on Reset Dates is subject to certain restrictions (see Section 2.14). For example, the Margin may not be increased until 24 October 2012.

NOTE: 1 As at the date of this Prospectus, the Market Rate was 5.66% per year. The Market Rate on the Issue Date (expected to be 24 October 2002) may be higher or lower than this rate.



Conversion and Redemption	Details
Conversion by RPS Holders	An RPS Holder may require the Issuer to Convert all or some of their RPS into Ordinary Shares by providing notice to the Issuer: • shortly before each Reset Date; or • after a Conversion Event (see Section 2.16). An RPS Holder may also request Conversion at any other time, but in this case, the Conversion Ratio will be the Minimum Conversion Number of 4.4593. When the Issuer has received the notice, the Directors of AMP may resolve (subject to law) that a sale of those RPS to a third party for a cash amount payable to the RPS Holder be arranged. Otherwise, each RPS Converts to a number of Ordinary Shares equal to the Conversion Ratio.
Resale right	If an RPS Holder requires Conversion (other than in the case of an Acquisition Event), and the Directors of AMP resolve that a third party is to purchase each RPS which is the subject of that RPS Holder's Conversion notice, then the Issuer must (subject to law) arrange this at the greater of: • A$100; and • the value of the Minimum Conversion Number multiplied by the relevant VWAP. Those proceeds are then payable to the RPS Holder.
Conversion by the Issuer	The Directors of AMP may in certain circumstances resolve that Conversion should occur. The Issuer must then give notice to RPS Holders to effect Conversion of all RPS. The circumstances in which the Directors of AMP may resolve that Conversion should occur include: • the occurrence of a Regulatory Event, a Tax Event, an Acquisition Event or a Holder Event; • shortly before each Reset Date; or • if the aggregate Face Value of outstanding RPS is less than A$100 million. Each RPS will then Convert to a number of Ordinary Shares equal to the Conversion Ratio.
Conversion Ratio	The number of Ordinary Shares to which each RPS Converts will be calculated by reference to the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX (VWAP) during the 20 ASX Business Days immediately preceding, in most cases, the Conversion Date. The Conversion process will be adjusted to take into account certain changes to the capital structure of AMP.
Conversion Discount	The Conversion Discount entitles RPS Holders to be issued Ordinary Shares at a discount to the relevant VWAP. Until the first Reset Date, the Conversion Discount is 2.5% or, in limited circumstances, 4.0% (see Sections 2.18 and 2.25).
Minimum and Maximum Conversion Numbers	The number of Ordinary Shares to which each RPS Converts will be no less than 4.4593 (Minimum Conversion Number) and no more than 100 (Maximum Conversion Number), unless adjusted or otherwise reset in accordance with the RPS Terms. This means that RPS Holders may participate in increases in AMP's Ordinary Share price above A$23.00.
Redemption	Subject to APRA's consent, the Directors of AMP may resolve that all outstanding RPS be Redeemed for cash: • if the aggregate Face Value of outstanding RPS is less than A$100 million; or • after a Regulatory Event or a Tax Event. In these circumstances, the Issuer must give notice to RPS Holders. Each RPS will be Redeemed for the greater of: • A$100; and • the value of the Minimum Conversion Number multiplied by the relevant VWAP.

Exchange	Details
Exchange into Preference Shares	In certain circumstances, each RPS must be Exchanged into a Preference Share. Preference Shares will have substantially the same rights as RPS (see Sections 2.23 to 2.25). A summary of the Preference Share terms is in Section 9.6.

Priority	Details
Ranking and restriction on other issues	While there are any RPS on issue, AMP must not, without RPS Holder approval, issue shares, or allow shares (or other securities) to convert into shares, that rank in priority to the Preference Shares.
Participation	RPS do not carry any right to participate in issues of securities or capital reconstructions of AMP. However, the number of Ordinary Shares to be issued on Conversion will be adjusted to take into account certain changes to the capital structure of AMP.
Voting rights	RPS Holders have no right to vote at general meetings of AMP.

Section 2
Answers to key questions

This Section answers some questions which you may have about RPS. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in full. The RPS Terms are set out in full in Appendix A.

About RPS	
2.1 What are RPS?	RPS are Reset Preferred Securities which: • entitle RPS Holders to preferred, non-cumulative Distributions (see Sections 2.5 to 2.11); • have certain terms that may be reset by AMP (subject to APRA restrictions) on any Reset Date (see Sections 2.12 to 2.14); • enable RPS Holders to participate in any increase in AMP's Ordinary Share price above A$23.00 (see Section 2.18); • have no maturity date, but may Convert into Ordinary Shares in a number of circumstances (see Sections 2.15 to 2.20); • rank in priority of payment to Ordinary Shareholders (see Section 2.1.4), but are subordinated to all policyholders and creditors. AMP must not, without RPS Holder approval, issue shares or allow shares (or other securities) to convert into shares that rank in priority to Preference Shares; and • must be Exchanged into Preference Shares in certain circumstances. Preference Shares will have substantially the same rights as RPS (see Sections 2.23 to 2.25).
2.1.1 Can RPS be traded on the stock exchange?	Within seven days after the date of this Prospectus, the Issuer will apply for RPS to be quoted on ASX. Once RPS are quoted, they may be bought or sold through any stockbroker. The market price of RPS may be higher or lower than the Face Value, and will depend on, among other things, the level of supply and demand for RPS.
2.1.2 Do RPS Holders have voting rights?	RPS Holders have no right to vote at general meetings of AMP. However, RPS Holders have voting rights as holders of units in the Trust. In addition, approval of RPS Holders will be sought in certain circumstances, such as before AMP may issue shares ranking in priority to Preference Shares.
2.1.3 What are the taxation implications for RPS Holders?	The taxation implications of investing in RPS will depend on each RPS Holder's individual circumstances. You should obtain your own taxation advice. See Section 8 for a summary of some of the relevant taxation implications.
2.1.4 What will RPS Holders receive in the unlikely event of a winding-up of AMP?	In the unlikely event of a winding-up of AMP, RPS Holders will cease to be entitled to any further Distributions. If their RPS have not been Converted, Exchanged or Redeemed each RPS Holder will be entitled (in priority to Ordinary Shareholders and holders of securities ranking lower than Preference Shares) to a cash amount up to the amount they would receive if RPS were Preference Shares. However, to ensure that RPS Holders are treated as holders of equity in the unlikely event of a winding-up, if Preference Shares have been issued unpaid to the Trust (see Section 2.25), the Issuer must Exchange the RPS into Preference Shares (see Sections 2.23 to 2.25).

2.2 Who is issuing RPS?

RPS will be issued by the Issuer as Responsible Entity of the AMP Reset Preferred Securities Trust. The obligations of the Issuer in relation to RPS will be guaranteed on a subordinated basis by AMP Group Holdings Limited, a wholly-owned subsidiary of AMP (see Section 2.2.3).

2.2.1 What is the Trust?

The Trust is a registered managed investment scheme that has been established to issue RPS. The Trust is governed by the Trust Constitution. Subject to the Corporations Act, the Issuer may amend the Trust Constitution. However, the Trust Constitution and the rights attaching to any class of units may only be varied with the consent of the Ordinary Unitholder, AMP (UK) plc.

2.2.2 What is the role of the Responsible Entity of the Trust?

The Corporations Act requires a registered managed investment scheme to have a responsible entity. The Responsible Entity of the Trust is the Issuer. The Issuer, AMP Henderson Global Investors Limited, is a wholly-owned subsidiary of AMP. As Responsible Entity, the Issuer is responsible to Unitholders for the day-to-day operations of the Trust. The Issuer must exercise its functions for the benefit of Unitholders. To enable it to discharge its functions, it has appointed AMP Services Limited (ABN 50 081 143 706) as Administrator. Among other things, the Administrator must engage the AMP Securities Registry. The Administrator's obligations to the Issuer are guaranteed by the Guarantor. See the summary of the Administration Deed in Section 9.8.

2.2.3 What is guaranteed by the Guarantor?

The Guarantor guarantees the Issuer's payments of:

- Distributions due and payable but not paid – that is, the Guarantor will pay the amount of a Distribution to RPS Holders if the Trust has not received sufficient interest payments from the Subordinated Notes (see Section 2.3) and therefore has insufficient funds to pay a Distribution (and is not prevented from paying a Distribution due to the Payment Limitations or Liquidation Limitations – see Section 2.10);
- amounts owing on Redemption of RPS; and
- amounts owing if the Trust is dissolved.

This Guarantee is not a guarantee that a Distribution will be paid in all instances (see Section 9.10).

RPS Holders also have the benefit of certain undertakings from AMP. See the summary of the RPS Parent Deed Poll in Section 9.11 for details of these undertakings.

2.2.4 What is the role of APRA?

APRA stands for Australian Prudential Regulation Authority. It is a statutory authority and is the sole prudential regulator in Australia of insurance companies, banks, superannuation funds, credit unions, and building and friendly societies. APRA aims to ensure that regulated institutions have high-quality systems for identifying, measuring and managing the various risks in their business. It sets standards including capital requirements for the prudent management of insurance companies and other financial institutions to maximise the likelihood that they will remain financially sound and be able to meet their obligations to policyholders and depositors.

APRA has a continuing regulatory and oversight role in relation to the AMP Group and RPS. It has agreed to classify RPS for regulatory purposes as Tier 1 capital. To retain this classification, APRA has placed conditions on the ability of the Issuer and AMP to take certain actions, including in relation to resetting terms or paying Distributions. These conditions also require AMP to seek approval at its next annual general meeting in May 2003 for amendments to the AMP Constitution to enable it to issue Preference Shares, and if obtained subsequently to issue Preference Shares unpaid to the Trust.

Proceeds of the Offer

2.3 How will the proceeds be used by the Trust?	The Trust will apply the net proceeds of the Offer to acquire perpetual subordinated Australian dollar notes (Subordinated Notes) to be issued by AMP (UK) Finance Services plc (AMP UK) under an existing debt securities programme.
2.4 How will the AMP Group use the proceeds?	The net proceeds of this Offer will be used by the AMP Group to reduce short-term debt, increase the AMP Group's capital resources and generally reinforce its financial strength. This will provide the AMP Group with a more efficient and stronger capital structure.

Distributions to RPS Holders

2.5 When will Distributions be paid?	Subject to the Payment Limitations and Liquidation Limitation, Distributions will be paid twice-yearly on 24 April and 24 October. The first Distribution is payable on 24 April 2003 for the period from the Issue Date to 24 April 2003. Distributions are preferred, non-cumulative and subject to the conditions described in Section 2.10.
2.6 How will the amount of Distributions be determined?	Until the first Reset Date (24 October 2007), the annual Distribution Rate will be the Initial Margin of [#]% plus the Market Rate on the Issue Date. As at the date of this Prospectus, the Market Rate was 5.66% per year. The Market Rate on the Issue Date (expected to be 24 October 2007) may be higher or lower than this rate. The annual Distribution Rate applying after 24 October 2007 will be the sum of the Market Rate and the Margin. On each Reset Date, AMP may (subject to certain restrictions) determine a new Distribution Rate by determining the Market Rate and varying the Margin. Consequently, the annual Distribution Rate that applies after 24 October 2007 may be greater or less than the annual Distribution Rate that applies until that date. To meet APRA's capital requirements, certain restrictions apply to AMP's ability to reset the Margin. Although the RPS Terms enable these restrictions to be waived by APRA, any waiver would not be consistent with APRA's current guidelines. See clause 6 of the RPS Terms. See Section 2.14 for the other terms that can be reset by AMP.
2.7 How will Distributions be paid?	When Distributions are paid, they will be paid in cash into RPS Holders' nominated financial institution accounts.
2.8 Will Distributions be franked?	Distributions will not carry franking credits.
2.9 What is a non-cumulative Distribution?	Distributions are non-cumulative. This means that if, as a result of a Payment Limitation or a Liquidation Limitation, the Trust does not pay the Distribution for a particular period in full, or does not pay the Distribution at all, then RPS Holders are not entitled to any unpaid amount in respect of that Distribution – unless AMP elects, and subject to APRA approval, to direct the Issuer to make up the Distribution. However, if the Trust does not pay a Distribution, AMP will be subject to a number of restrictions, including restrictions on its ability to pay dividends on Ordinary Shares (see Section 2.11). In addition, non-payment in full of a Distribution that is payable may enable an RPS Holder to require Conversion of some or all of their RPS (see Section 2.16).

2.10 Why would the Trust not pay a Distribution?

There can be no assurance that Distributions will always be paid. RPS are not debt instruments, and Distributions are not the same as interest payments.

Payment of Distributions is subject to the following Payment Limitations and Liquidation Limitations.

Payment Limitations

A Distribution will not be paid if any one of the following Payment Limitations exists:

- an administrator or liquidator has been appointed to AMP, or an order has been made, or an effective resolution passed for the winding-up of AMP;
- the retained profits of the AMP Group are not positive;
- the Distribution would result in the AMP Group not complying with APRA's capital adequacy guidelines;
- the Distribution is greater than Distributable Profits;
- AMP has not declared a dividend on the Ordinary Shares at any time in the 12 months before the Distribution and the Directors of AMP in their sole discretion have resolved that the Distribution not be paid; or
- APRA objects to the payment.

Liquidation Limitations

Liquidation Limitations exist in the unlikely event of a winding-up or liquidation of AMP. In these unlikely circumstances, RPS Holders will automatically cease to be entitled to any further Distributions. If their RPS have not been Converted, Exchanged or Redeemed, in such circumstances, each RPS Holder will be entitled to receive (in priority to Ordinary Shareholders or holders of other securities ranking lower than Preference Shares) a cash amount up to the amount they would receive if their RPS were Preference Shares.

However, to ensure that RPS Holders are treated as holders of equity in the unlikely event of a winding-up, if Preference Shares have been issued unpaid to the Trust (see Section 2.25), the Issuer must Exchange RPS into Preference Shares (see Sections 2.23 to 2.25).

2.11 What restrictions affect AMP if a Distribution is not paid?

If the Trust does not pay a Distribution, AMP must not:

- pay a dividend or make any distribution on any of its share capital other than any share capital that ranks in priority to Preference Shares (or, if the Preference Shares have not yet been issued, Ordinary Shares). This does not preclude interest payments being made on debt securities including AMP Income Securities; or
- redeem, reduce, cancel, or acquire for any consideration any of its outstanding share capital.

These restrictions will be lifted (unless APRA objects) once:

- two consecutive half-yearly Distributions have been paid in full;
- all RPS have been Converted, Exchanged, redeemed or cancelled; or
- RPS Holders have approved by special resolution to do so.

In addition, these restrictions will be lifted if an Optional Distribution has been paid to RPS Holders (subject to the consent of APRA) equal to the unpaid amount (if any) of the two immediately preceding Distributions.

To the extent that a Distribution is not paid due to a Payment Limitation, then (subject to the consent of APRA and the Liquidation Limitations) AMP may issue such number of Ordinary Shares as will, when sold by a third party, result in net proceeds of not less than the unpaid amount (if any) of the two immediately preceding Distributions. That amount will be paid to the Issuer who will use it to pay RPS Holders an Optional Distribution. Although this mechanism exists under the RPS Terms, it is subject to APRA's consent. Such consent would not be consistent with APRA's current guidelines.

Resetting the terms

2.12 What are Reset Dates?

Reset Dates are dates on which AMP may reset some of the RPS terms.

The first Reset Date will be 24 October 2007. After that date, each successive Reset Date will be a date determined by AMP, with the approval of APRA in certain circumstances, in accordance with the RPS Terms. APRA currently requires that the period between Reset Dates be five years.

2.13 What happens on a Reset Date?

RPS Holders

By giving notice at least 35 ASX Business Days (but no more than three months) before a Reset Date, RPS Holders may require the Issuer to Convert all or some of their RPS into Ordinary Shares.

If the Issuer receives such notice and certain conditions are satisfied, the Issuer must:

- Convert those RPS into Ordinary Shares (for the Conversion Ratio, see Section 2.18); or
- subject to law, arrange for a third party to purchase these RPS from the RPS Holder for a cash amount (see Section 2.19).

AMP and the Issuer

On a Reset Date:

- AMP may reset certain terms (see Section 2.14); or
- the Issuer may Convert all RPS into Ordinary Shares. The Issuer must give notice of Conversion to all RPS Holders at least 30 ASX Business Days (but not more than six months) before a Reset Date.

2.14 What can be reset?

On a Reset Date, and subject to APRA's approval, AMP may reset any of the following RPS terms:

- next Reset Date;
- Margin;
- frequency and timing of Distribution Payments;
- Conversion Discount;
- Minimum Conversion Number and Maximum Conversion Number; and
- certain adjustments to the Conversion mechanics used to protect RPS Holders.

If any RPS terms are reset, the new terms apply from (and including) the relevant Reset Date to (but excluding) the next Reset Date.

There are restrictions on AMP's ability to reset RPS terms. For example, the Margin may not be increased until 24 October 2012. See clause 6.2 of the RPS Terms.

The Issuer must notify each RPS Holder of any changes at least 50 ASX Business Days before the relevant Reset Date. If the Issuer does not give this notice, the existing terms apply until the next Reset Date. On receiving the notice, and at least 35 ASX Business Days prior to the Reset Date, an RPS Holder may elect to Convert their RPS (see Section 2.13).

Conversion into Ordinary Shares

2.15 What is Conversion?

Conversion is the process by which, in certain circumstances, RPS are replaced with Ordinary Shares. In these circumstances, AMP will deliver Ordinary Shares to RPS Holders. RPS will then be automatically redeemed and cancelled.

If an RPS Holder requires Conversion, the Directors of AMP may resolve (subject to law) that a sale of those RPS to a third party be arranged by the Issuer and deliver the cash proceeds to the RPS Holder (see Section 2.19).

2.16 When can Conversion occur?

An RPS Holder or the Issuer may trigger Conversion in certain circumstances.

RPS Holder Conversion

An RPS Holder may require the Issuer to Convert all or some of their RPS at the Conversion Ratio (see Section 2.18) by providing the appropriate notice to the Issuer at the following times:
- shortly before the Reset Date (see Section 2.13); or
- after a Conversion Event (but no later than 20 ASX Business Days after being notified of the event by the Issuer).

A Conversion Event includes the following:
- non-payment in full of a Distribution within 20 ASX Business Days of a Distribution Payment Date;
- occurrence of a conventional insolvency-type event in relation to AMP, the Issuer or the Guarantor;
- a change in control of AMP by a takeover bid or a scheme of arrangement;
- the suspension of RPS or Ordinary Shares from trading on ASX for more than 20 consecutive ASX Business Days; or
- an announcement by AMP of its intention to sell all, or substantially all, of its business undertaking or assets.

An RPS Holder may also request Conversion at any other time, but in this case, the Conversion Ratio will be the Minimum Conversion Number of 4.4593.

If an RPS Holder wishes to Convert some (but not all) of their RPS, the number of RPS to be Converted must:
- be at least 10; and
- be such that the aggregate number of RPS held after Conversion is at least 10.

Issuer Conversion

If the Directors of AMP require Conversion, the Issuer must (subject to satisfaction of certain conditions) Convert all (but not some) outstanding RPS by providing the appropriate notice to RPS Holders. The Directors of AMP may require Conversion:
- at least 30 ASX Business Days (but not more than six calendar months) before any Reset Date;
- if a Regulatory Event or Tax Event occurs;
- if a takeover bid or a scheme of arrangement in respect of AMP which will effect a change in control of AMP is announced;
- if a Holder Event occurs (that is, if RPS Holders seek to wind-up the Trust, alter the nature of its permitted investments or remove the Issuer as Responsible Entity); or
- if the aggregate Face Value of all outstanding RPS is less than A$100 million.

2.17 What is the Conversion Date?

The Conversion Date varies depending on the method of Conversion (see clauses 3.1 and 3.2 of the RPS Terms).

2.18 If Conversion occurs, how many Ordinary Shares will each RPS Convert to?

Each RPS that is Converted will Convert into a number of Ordinary Shares equal to the Conversion Ratio.

Generally, the Conversion Ratio is calculated by reference to the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX (VWAP) during the 20 ASX Business Days immediately preceding the Conversion Date. The Conversion Ratio also entitles RPS Holders to Ordinary Shares issued at a discount to the prevailing market price. Until the first Reset Date, the Conversion Discount is 2.5%, except in the circumstances described in Section 2.25, in which case it is 4.0%.

The exception is if an RPS Holder requires Conversion at a time that is not a Reset Date, and not within 20 ASX Business Days after notification of a Conversion Event. In this case, the Conversion Ratio is 4.4593, the Minimum Conversion Number.

	On Conversion of an RPS, the number of Ordinary Shares issued will be variable and will be: • at least the Minimum Conversion Number (4.4593); and • not more than the Maximum Conversion Number (100). Generally, this means that, if the Ordinary Share price is on or above A$1.03 and on or below A$23.00, RPS Holders will receive a number of Ordinary Shares with an equivalent value (based on the relevant VWAP) of A$102.56. RPS Holders will also generally participate in any increase in the price of Ordinary Shares if the relevant VWAP prior to the Conversion Date is above A$23.00, as RPS Holders will receive the Minimum Conversion Number of Ordinary Shares regardless of the VWAP during that period. If the VWAP over that period is below A$1.03, RPS Holders are exposed to decreases in the average sale price of Ordinary Shares and may receive a number of Ordinary Shares with a value less than A$102.56. The value of Ordinary Shares that RPS Holders will receive on Conversion is not guaranteed to be above the Face Value. The Conversion Ratio for determining the Minimum Conversion Number of Ordinary Shares to be issued on Conversion will be adjusted in certain circumstances (including where there is a bonus or rights issue, an off-market buy-back, a return of capital or a takeover bid).
2.19 Can RPS Holders receive cash instead of Ordinary Shares?	If an RPS Holder requires Conversion (other than in the case of an Acquisition Event), and the Directors of AMP resolve that a third party is to purchase each RPS, then the Issuer must (subject to law) arrange this at the greater of: • A$100; and • the value of the Minimum Conversion Number multiplied by the relevant VWAP. If that happens, the Issuer must pay the proceeds to the RPS Holder within five ASX Business Days after the sale. If the Issuer gives notice requiring Conversion, RPS Holders will only receive Ordinary Shares.
2.20 Can RPS Holders request repayment of their investment?	RPS Holders have no right under the RPS Terms to require the Issuer or AMP to repay any of the money originally paid for the RPS.
Redemption by the Issuer	
2.21 Can the RPS be Redeemed?	Subject to APRA's consent, the Directors of AMP may resolve that all outstanding RPS be Redeemed for cash: • if the aggregate Face Value of the outstanding RPS is less than A$100 million; or • after a Regulatory Event or Tax Event.
2.22 What happens in the event of Redemption?	On Redemption, each RPS will be Redeemed for the greater of: • A$100; and • the value of the Minimum Conversion Number multiplied by the relevant VWAP.
Exchange into Preference Shares	
2.23 What is Exchange?	Exchange is the process by which RPS are replaced with Preference Shares. Upon Exchange, each RPS is replaced with one Preference Share. RPS will then be automatically redeemed and cancelled.

2.24 What are Preference Shares?

Preference Shares are securities in AMP, rather than units of the Trust. Preference Shares will provide RPS Holders with substantially the same rights as RPS. A summary of the Preference Share terms is in Section 9.6.

2.25 When will Exchange occur?

The Issuer must Exchange all outstanding RPS by giving notice to RPS Holders if APRA so directs or if:

- a conventional insolvency-type event in relation to AMP occurs;
- retained profits are negative;
- APRA determines the AMP Group's capital adequacy ratio does not comply with APRA's guidelines;
- APRA issues a written directive requiring AMP to increase its capital; or
- following a Regulatory Event or Tax Event, the Directors of AMP resolve that Exchange should occur.

For Exchange to occur, AMP must have issued unpaid Preference Shares to the Trust. Ordinary Shareholders will be asked to authorise the issue of Preference Shares by AMP at its next annual general meeting in May 2003. If Ordinary Shareholders do not authorise AMP to issue Preference Shares, and APRA subsequently reclassifies RPS as other than Tier 1 capital, then if the Directors of AMP so resolve, the Issuer must Convert all RPS. If this occurs, a special Conversion Discount of 4.0% will apply.

Ordinary unit in the Trust

2.26 What is the ordinary unit?

There are two classes of units in the Trust, RPS and ordinary units. The ordinary unit is held by the Ordinary Unitholder, AMP (UK) plc. The ordinary unit carries the right to any residual income or capital not distributed to RPS Holders in accordance with the Trust Constitution. The ordinary unit also confers on the Ordinary Unitholder the right to require that its consent be obtained before any variation is made to the Trust Constitution or the rights attaching to any class of units.

AMP's 5% shareholding limit

2.27 What is the relevance of the 5% shareholding limit in the AMP Constitution?

Until 15 June 2003, the AMP Constitution (unless amended by special resolution) allows the Board to require an Ordinary Shareholder to dispose of Ordinary Shares if that Ordinary Shareholder has a relevant interest in more than 5% of the Ordinary Shares.

RPS are not Ordinary Shares. However, RPS may be Converted into Ordinary Shares. So, if RPS are Converted into Ordinary Shares, the Ordinary Shares into which they are Converted will be taken into account in determining an Ordinary Shareholder's relevant interest. If you already hold Ordinary Shares, you should take care to ensure that your acquisition of RPS does not place you in breach of the 5% shareholding limit.

This is a summary only. You should read the whole of this Prospectus carefully. If you are unclear on any matter or uncertain if RPS are a suitable investment for you, you should contact your stockbroker, accountant or other professional adviser.

Section 3 How to invest

This Section is for Australian Applicants only. If you are a New Zealand investor, please obtain a copy of the New Zealand Investment Statement for details of how to apply for RPS. As a New Zealand investor you must also use the relevant New Zealand Application Form that accompanies the New Zealand Investment Statement to make your Application.

If you are a New Zealand investor

- You must refer to the New Zealand Investment Statement for details of how to apply for RPS
- Call the **RPS Infoline 0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – Auckland time)

3.1 How do you apply to invest?

To apply for any RPS, you must complete the Application Form accompanying this Prospectus or downloaded from the AMP website www.ampgroup.com/rps or an electronic Application Form made available by the Lead Manager, a Co-manager or other Participating Broker. Application Forms will be available from the Opening Date (30 September 2002). If you return an Application Form, you acknowledge that you have received and read this Prospectus in full.

Follow the instructions set out on the Application Form and in this Section. If you do not follow those instructions, your Application may be rejected.

Personalised Application? If you are an AMP Ordinary Shareholder and have a registered address in Australia or New Zealand, you may request a personalised Application Form. You must complete this personalised Application Form and be registered as an Ordinary Shareholder at 5.00pm on 26 September 2002 to receive your preferential allocation (see Section 3.6).

3.2 How do you pay?

You may pay for your RPS by cheque(s), or money order(s), in Australian currency.

You should cross your cheque(s) 'not negotiable' and make them payable to 'AMP RPS Account'.

You may not apply in cash. If you send cash, your Application will not be processed and the cash will be returned, with no responsibility taken by the Issuer for the return of cash.

3.3 When must you apply by?

Your Application for RPS must be received (with your payment) no later than 5.00pm (Sydney time) on 18 October 2002, when the Offer is expected to close. The Offer is expected to open at 9.00am on 30 September 2002.

Because the Issuer may (without notice) close the Offer early or extend the Closing Date, **if you wish to apply for RPS you are encouraged to submit your Application early.**

3.4 Where do you send your Application Forms?

Send your completed Application Form(s) with payment to either:

By mail
AMP Securities Registry
Reply Paid 5389
Sydney NSW 2001

By hand
AMP Securities Registry
Level 3, 60 Carrington Street
Sydney NSW 2000

AMP is not able to accept Applications – Application Forms and accompanying cheque(s) or money order(s) will not be accepted at AMP's registered office or at any other AMP-branded offices.

Broker firm allocations? If you received a firm allocation of RPS from a Participating Broker:

- you must return your completed Application Form with payment directly to the Participating Broker (and not to AMP Securities Registry); and
- you should contact the relevant broker about Application and payment instructions.

Application Forms

By returning an Application Form, the Applicant acknowledges that they have received and read this Prospectus in full.

If you are a New Zealand investor

- You must refer to the New Zealand Investment Statement for details of how to apply for RPS
- Call the **RPS Infoline 0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – Auckland time)

3.5 What is the minimum Application amount?

If you decide to apply, you must apply for at least 50 RPS at A$100 each – that is, for at least A$5,000 of RPS (and after that in multiples of 10 RPS or A$1,000).

However, the Issuer and the Lead Manager reserve the right to reject any Applications, or to allocate to you fewer RPS than you applied for, including fewer than the minimum Application of 50 RPS. See Section 4.2 for the allotment and allocation policy.

3.6 What is the preferential allocation for Ordinary Shareholders?

The Issuer is offering a preferential allocation of RPS to AMP Ordinary Shareholders if there is excess demand. To be eligible, you must be an AMP Ordinary Shareholder at 5.00pm on 26 September 2002 and have a registered address in Australia or New Zealand.

However, to receive your preferential allocation, you must apply on the personalised Application Form sent to you with a copy of this Prospectus after you either:

- responded to the Prospectus registration card sent to Australian resident AMP Ordinary Shareholders; or
- contacted the **RPS InfoLine 1300 556 030** (Australia) to request a Prospectus with your personalised Application Form. You can do this until the Closing Date.

3.7 What brokerage and stamp duty do you have to pay?

If you complete your Application Form correctly, you do not have to pay any brokerage or stamp duty on the issue of RPS.

Also, you will not have to pay stamp duty on later transfers of RPS while they are quoted on ASX. However, you may have to pay brokerage on later transfers of RPS.

3.8 Should you provide your Tax File Number/Australian Business Number on your Application Form?

If you are an Australian resident, it is recommended that on your Application Form you provide:

- your Tax File Number (TFN);
- your TFN exemption details (if applicable); or
- your Australian Business Number (ABN) (if the RPS are to be held as part of an enterprise carried on by an RPS Holder).

However, you can provide that information later by contacting AMP Securities Registry.

Until you provide that information, the law requires the Issuer to withhold Australian tax at the maximum marginal tax rate (currently 47%) plus the Medicare Levy (currently 1.5%) on the amount of any Distributions in respect of RPS you hold.

RPS Holders who are not residents of Australia should not be subject to Australian withholding tax on the amount of any Distributions (see Section 8.2.1), provided they have a registered address outside Australia.

3.9 Will Application amounts be refunded?

If your Application is not accepted, or is accepted in part only, then the relevant part of the Application money will be refunded to you as soon as practicable after the Closing Date. You will not be paid interest on any Application money returned to you. Any interest earned on the Application money will be retained by AMP Henderson Global Investors Limited in its personal capacity.

3.10 Any questions?

If any matter is unclear or you are uncertain whether RPS are a suitable investment for you, then please contact your stockbroker, accountant or other professional adviser. If you have a firm allocation of RPS and you are in any doubt about what to do, you should immediately contact your Participating Broker.

Need help?

If you have any questions, please contact: **RPS InfoLine 1300 556 030** (Australia – Monday to Friday 8.00am to 7.00pm – Sydney time)

Section 4
Structure of the Offer

If you are a New Zealand retail investor

- You must refer to the New Zealand Investment Statement for settlement details
- Call the **RPS Infoline 0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – Auckland time)

4.1 Bookbuild

Until the first Reset Date (24 October 2007), the annual Distribution Rate will be the sum of the Initial Margin set through the Bookbuild and the Market Rate set on the Issue Date.

In the period after lodgment of this Prospectus and before the Opening Date, the Lead Manager will coordinate the Bookbuild, the primary purpose of which is to set the Initial Margin. The Initial Margin is the Margin set until the first Reset Date and is the Margin in the printed version of this Prospectus.

The Bookbuild will be conducted in accordance with terms and conditions approved by the Issuer, AMP and the Lead Manager. The Bookbuild will be open to institutional investors as well as Participating Brokers (who wish to obtain a firm allocation of RPS) to lodge bids for RPS to be issued under the Offer. Bids will be invited for a maximum number of RPS within an indicative range for the Initial Margin.

The Market Rate, until the first Reset Date, is a swap reference rate determined in accordance with the RPS Terms on the Issue Date. The Initial Margin, as determined by the Bookbuild, is expected to be announced on 30 September 2002. ASIC has permitted the Initial Margin to be inserted into this Prospectus after lodgment and before the Opening Date.

The Issuer, AMP and the Lead Manager will determine firm allocations to institutional investors and Participating Brokers at the conclusion of the Bookbuild.

Who can apply?

This Offer is open to AMP Ordinary Shareholders and other members of the public who are resident in Australia and New Zealand and to institutional investors

4.2 Allotment and allocation policy

The Issuer intends to issue RPS under the Offer on 24 October 2002, although AMP and the Issuer may change this date subject to agreement with the Lead Manager. It is intended that the Issuer will issue up to 7.5 million RPS at a Face Value of A$100 each, to raise up to A$750 million, with the ability to take over-subscriptions of up to a further A$250 million.

In determining the allocation of RPS to investors, the Issuer and the Lead Manager will have regard to the Issuer's objectives to achieve an orderly and successful secondary market and a wide distribution of RPS.

The distribution of each firm allocation to clients by a Participating Broker will be at the discretion of that broker, and will be subject to the terms and conditions of the Bookbuild and the offer made to that broker by the Lead Manager. The Issuer, in consultation with AMP and the Lead Manager, may nominate allottees for allocations of RPS for the balance of the Offer.

If there is excess demand for RPS, the Issuer, in consultation with AMP and the Lead Manager, will consider scaling back Applications. This means that Applicants may be allocated fewer RPS than they applied for, including fewer than the stated minimum Application of 50 RPS, or that no RPS will be allocated to them.

The Issuer reserves the right to raise less than A$750 million of RPS.



Preferential allocation

In the event of excess demand, AMP Ordinary Shareholders in Australia and New Zealand will receive a preferential allocation over general retail Applicants

4.3 Preferential allocation to Ordinary Shareholders

If Applications are scaled back, Applicants who are AMP Ordinary Shareholders at 5:00pm on 26 September 2002, have a registered address in Australia or New Zealand, and who have submitted a personalised Application Form, will receive a preferential allocation. This means that those Applicants will receive preference over general retail Applicants who do not have a firm allocation from the Lead Manager or other Participating Brokers. See Section 3.6.

Despite this preferential allocation, Ordinary Shareholders may receive fewer RPS than they applied for, including fewer than the minimum Application of 50 RPS.

4.4 Stock exchange quotation

Within seven days after the date of this Prospectus, application will be made to ASX for official quotation of RPS. If quotation is not granted by ASX, RPS will not be issued and cheques and money orders received will be refunded in full without interest.

4.5 Deferred settlement trading

It is expected that trading of RPS will commence on a deferred settlement basis on 25 October 2002, following announcement of allocations. Trading on a deferred settlement basis will enable trading in RPS to occur before entries in respect of holdings of RPS are made on the RPS register, and before holding statements or allotment advices are sent to RPS Holders. It is expected that trading on a normal settlement basis will commence on 8 November 2002.

Broker firm Applicants may contact their Participating Broker and other Applicants should contact the AMP Securities Registry to enquire about their holding.

RPS holding statements or allotment advices

It is the responsibility of Applicants to determine their allotment before they trade in RPS. Applicants who sell RPS before they receive their holding statements or allotment advices will do so at their own risk

4.6 Provision of holding statements or allotment advices and settlement

The Issuer will apply for RPS to participate in CHESS and, if official quotation is granted on ASX, no holder certificates will be issued. On 31 October 2002, the Issuer expects holding statements to be despatched to successful Applicants. A holding statement (similar to a bank account statement) or an allotment advice sets out the number of RPS which have been allotted to each RPS Holder. RPS Holders will receive subsequent holding statements during the first week of the following month if there has been a change to their holdings on the register and as otherwise required under the Listing Rules and the SCH Business Rules.

An application will be made to list and trade RPS in Clearstream for the benefit of institutional investors. Investors who use this alternative clearing system will be responsible for successful and timely settlement of transactions under this system. The Offer is not conditional on the success of any such Application to list and trade RPS on Clearstream.

Section 5 About the AMP Group

The AMP Group is a leading international financial services organisation, focused on wealth management. AMP Limited, the ultimate holding company of the AMP Group, is listed on ASX and NZSE.

AMP, as a company subject to the Corporations Act, is required to prepare annual and half-yearly financial statements. In addition, as a company listed on ASX, AMP is subject to periodic and continuous disclosure requirements.

The Issuer is part of a global asset management business that is a wholly-owned subsidiary of AMP. The global asset management business manages A$266 billion for retail and institutional investors worldwide, including A$75 billion for Australian investors (as at 30 June 2002). This includes acting as the responsible entity for 69 registered managed investment schemes, including four ASX-listed trusts with net assets exceeding A$3.5 billion. The global asset management business has more than 1,500 staff around the world and a presence in major markets in Europe, North and South America and the Asia Pacific. As the responsible entity for managed investment schemes listed on ASX, the Issuer in connection with the Trust is subject to periodic and continuous disclosure requirements.

Further information on the Issuer and AMP is contained in Sections 9.2 and 9.3.

5.1 AMP Group overview

From leading positions in its home markets of Australia, New Zealand and the United Kingdom, AMP has a presence in more than 20 countries around the world through business growth, acquisitions, strategic joint ventures and alliances.

The AMP Group offers customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

The AMP Group provides wealth management products and services to:

- 1 in 5 Australian adults;
- 1 in 6 New Zealand adults; and
- 1 in 10 United Kingdom adults.

AMP has a presence in over 20 countries around the world

The AMP Group also assists large organisations with pension and investment advice and services.


London
Sydney
AMP's international network
Financial Services
Investment Management

5.2 AMP Group business description

The AMP Group is structured to operate effectively across diverse markets, offering an integrated range of financial products and services. The AMP Group holds strong market positions in its three home markets of Australia, New Zealand and the United Kingdom, with a growing presence in Asia, Europe and North America.

Since listing in 1998, AMP has delivered sustained growth in operating margins, and aims to continue to drive growth and value for shareholders by building and maintaining leading market positions in Australia, New Zealand and the United Kingdom and by exporting its expertise and capabilities to selected new markets.

Efficient, integrated business worldwide


Financial Services
Investment Management
Australia and New Zealand
United Kingdom
Henderson Global Investors
• Superannuation
• Managed investments
• Income streams
• Banking
• Insurance
• Financial planning
• Online financial services
• Savings and investments
• Pensions – individual and corporate
• Retirement income
• Banking
• Life and protection
• General insurance
• Financial planning
• Mortgage and loans
• Trustee services
• Investment management
– listed assets
– property
– private capital
Developing Businesses
• Virgin Money
• AMP Asia
• AMP Europe

The AMP Group's continuing business activities are separated into the following four areas.

5.2.1 AMP Australian and New Zealand Financial Services

AMP is a market leader in retail financial services in Australia and New Zealand. With over 3.5 million customers in Australia and New Zealand, AMP Financial Services provides wealth creation and wealth management products and services. It has the largest financial planning network in Australia and has more than 2,300 aligned planners in Australia and New Zealand.

In its financial services operations in Australia and New Zealand, AMP combines products and services to meet the needs of its customers. It delivers these products and services through multiple planner-based and direct channels so its customers can access AMP face-to-face, over the telephone, through the Internet, or at work.

5.2.2 AMP United Kingdom Financial Services – operating primarily in the United Kingdom

AMP's United Kingdom Financial Services business (UKFS) provides wealth management products and services to approximately 3.7 million active customers in the United Kingdom.

Through its United Kingdom retail financial services brands – AMP Pearl, AMP NPI, AMP London Life, and its online business, Ample – AMP is among the top 12 life and pension providers in the United Kingdom. In addition, the recently acquired Towry Law is among the five largest national independent financial advisers in the United Kingdom as well as operating a strong international network of independent financial advisers (IFAs).

5.2.3 Henderson Global Investors

An international investment management group, Henderson Global Investors (HGI) is a participant in investment markets across the world, including Australia. It provides a wide range of investment products and services to institutions and individuals in Asia Pacific, Europe and North and South America.

HGI's main business areas are active and passive equities, fixed interest asset management, property and private capital.

The Issuer is a part of HGI.

At 30 June 2002, HGI managed A$266 billion in assets for its clients worldwide.

5.2.4 Developing Businesses

As part of its long-term growth strategy, AMP identifies new opportunities worldwide to exploit its strengths in wealth management.

These opportunities may be new geographic markets – such as Asia and Europe – or new segments in AMP's home markets in Australia, New Zealand and the United Kingdom.

AMP's Developing Businesses are:

- **Virgin Money** – a financial services joint venture with the Virgin Group in the United Kingdom;
- **AMP Asia** – AMP Sanmar operates in India through a joint venture with industrial company, Sanmar. AMP Japan was launched in 2002 utilising local technology and distribution alliances; and
- **AMP Europe** – evaluating and prioritising AMP's entry into retail financial services in Continental Europe, targeting economies where demand for wealth management products and services is growing rapidly on the back of pensions and market reform. Upon completion of its acquisition of Commerzbank Asset Management Italia (CAMI), AMP Europe will enter its first Continental European market. CAMI is a wealth management business with more than 190 financial planners across 26 Italian cities.

5.3 Business strategy and priorities

5.3.1 Corporate strategy

AMP will continue to grow as an international financial services company by:

- **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom;
- **expanding** from Australia, New Zealand and the United Kingdom by transferring its retail financial services skills to selected new markets in Europe and Asia;
- **building** an international asset management business through expansion into Europe, Asia and North America; and
- **focusing** on high-growth, high-return wealth management products and services.

AMP is capitalising on three significant market trends that are driving growth and creating opportunities for sustained shareholder returns:

- aging populations;
- people becoming increasingly responsible for funding their own retirement; and
- complexity driving the need for information and advice.


Three current short-term priorities

- capital management
- building UKFS
- cost management

5.3.2 Priorities

The trends noted above are driving long-term growth in the markets in which AMP operates.

However, investment market conditions affect AMP in a variety of ways, including its investment income, fees on assets under management and customers' propensity to invest.

While the AMP Group cannot control the current challenging external market conditions, it is focused on managing the factors it can control and has set three short-term priorities to protect profitability in the current market and to position the AMP Group for future growth.

Those three current short-term priorities are: capital management, building UKFS and cost management.

Capital management

AMP's overall capital position remains strong:
- total equity resources of approximately A$17 billion
- prudent gearing

Capital management

AMP has an ongoing strategy to maximise its capital efficiency while maintaining the AMP Group's financial strength. The Offer is a part of this strategy. This strategy is focused on managing capital to achieve ratings, regulatory and risk-management objectives.

Sections 6.3.2 and 6.3.3 include tables which provide an overview of AMP's equity capital and debt position and its financial position as at 31 December 2001 and 30 June 2002, with proforma financial information indicating the effect of the issue of RPS. These tables indicate that prior to the RPS issue, AMP's overall capital position included approximately A$17 billion of total equity resources and that it maintains prudent corporate debt gearing ratios.

Under its capital management programme, AMP has reduced the exposure of shareholder capital to investment markets and thereby reduced the volatility in AMP's earnings. Initiatives to achieve this include:

- reduction in the proportion of shareholder capital invested in equities, and increase in the proportion invested in its operating businesses;
- prudent use of derivative strategies for managing volatile returns from interest rates, equities, and foreign exchange; and
- reduction in exposure of policyholder funds to equity markets.

An important focus of AMP's capital management programme is its ongoing plan to improve the AMP Group's capital position in the United Kingdom. As the AMP Group has grown in the United Kingdom, the total capital held there has remained sufficient to meet business requirements. The AMP Group's plan to improve the regulatory capital efficiency of its United Kingdom business has been accelerated in response to conditions where the share market has weakened significantly over the course of 2002.

The volatility of United Kingdom equity markets has put pressure on the United Kingdom insurance industry to meet minimum regulatory capital requirements. In response, in July 2002, AMP replaced A$1 billion of assets – which United Kingdom regulators consider inadmissible for regulatory purposes – with admissible assets, resulting in a A$1 billion improvement in regulatory capital. AMP London Life and AMP NPI currently meet minimum regulatory capital requirements and, subject to the implementation of a number of capital management initiatives and no material deterioration in investment markets from current levels, AMP Pearl is expected to meet minimum regulatory capital requirements by year end.

AMP is also fast-tracking its switch to more modern, less capital-intensive structures and products in the United Kingdom to facilitate the efficient use of capital and further improve its regulatory capital position in that market.

Part of this strategy is the restructure of all AMP's United Kingdom life companies and funds. By the end of 2003, the AMP Group will no longer write new business in traditional with-profits products in the United Kingdom. Rather, in the United Kingdom the AMP Group is moving to a more modern, less capital-intensive product set.

Policyholder bonus declaration levels have also been reduced, in accordance with standard practice, to reflect lower market returns. This has the effect of reducing capital requirements.

Building UKFS

AMP is confident its actions are positioning the AMP Group for success in the large, growing United Kingdom market

Building UKFS

The United Kingdom financial services market is a large market with attractive long-term growth potential. It is around five times the size of the Australian financial services market and has inherent long-term growth characteristics based on an aging population and a shift toward increasingly self-funded retirement.

The market is currently undergoing reform as government and regulators deal with the issue of funding the pensions of an aging population. AMP's view of the government-driven change is largely positive because it is shifting the financial services market towards a model more similar to that operating in Australia, where AMP has demonstrated success.

With impetus from the current environment, AMP is accelerating the transformation of UKFS (AMP Pearl, AMP NPI and AMP London Life) which was initiated in 2000. The switch to more modern, capital-efficient products and structures, discussed above, is accompanied by capital restructuring, an active drive to an efficient cost base and restructuring of sales forces.

Taking a considered and analytical approach to the competitive United Kingdom financial services market, AMP is focusing on those market segments where it has a competitive advantage or where margins are attractive, rather than competing across the entire market. UKFS is building a modern, efficient, advice-based financial services business, providing selected, capital-efficient wealth management products through multiple distribution channels.

Cost management

Reduce costs of UKFS by £100 million by the end of 2003

Cost management

Costs are being managed tightly across AMP. Since AMP demutualisation in 1998, strong improvements in cost efficiencies have reduced the Cost-to-income Ratio of the AMP Group from approximately 70% to the current level of 60%. All business units have also managed strong improvements in their Cost-to-income Ratios over the past four years.

Costs continued to fall broadly across AMP in the first half of 2002, reflecting management focus on reducing expenses in difficult market conditions.

Under AMP's ownership, before 2002, the UKFS annual cost base had been reduced by more than £80 million. Comparing the first half of 2002 with the same period in 2001, UKFS (including its new subsidiary, Towry Law) recorded a four percentage point improvement in its Cost-to-income Ratio to 59%. In addition, UKFS has recently announced a cost-reduction programme to achieve savings of £100 million from its current annual base by the end of 2003.

AMP Australian and New Zealand Financial Services has taken approximately A$160 million from its annual cost base in the three years to 2001. In the first half of 2002, its Cost-to-income Ratio fell to 41% from 43% in the previous half year.

In the first half of 2002, HGI's Cost-to-income Ratio improved from 69% to 67%. This improvement came despite a decline in revenue due to turbulent equity markets.

Cost-to-income Ratio[1] for the six months to 30 June	2002	2001
AMP Group	60%	62%
Australian and New Zealand Financial Services[2]	41%	43%
UK Financial Services	59%[3]	63%[4]
Henderson Global Investors	67%	69%

NOTES:
1 Cost-to-income Ratio is calculated as Controllable Expenses divided by gross margin. The gross margin excludes non-recurring items and includes Normalised Investment Income for each business unit.
2 Excludes the Australian and New Zealand operations of AMP Bank Limited.
3 Includes Towry Law.
4 Excludes Towry Law.

Managing for the long term

While AMP's short-term priorities are focused on protecting returns on capital and profitability in the current, challenging external market conditions, AMP continues to invest in and manage all its businesses to realise their long-term potential.

Section 6
AMP financial information

6.1 Summarised AMP Group structure

The following diagram is a summarised overview of the AMP Group structure.


AMP Limited
(AMP)
AMP Group Holdings Limited
(Guarantor)
AMP Holdings Limited
AMP Financial Investment Group Holdings Limited
AMP Bank Limited
AMP Financial Services Holdings Limited
AMP Henderson Holdings Limited
AMP Life Limited
AMP Life Statutory Funds
AMP (UK) plc
(Ordinary Unitholder)
London Life Limited
AMP (UK) Finance Services plc
(AMP UK)
Pearl Assurance plc
AMP Henderson Global Investors Limited
(Issuer and Responsible Entity)
NPI Limited
Virgin Money Group Limited (50% interest)
Towry Law plc
Henderson Global Investors (Holdings) plc
Henderson Global Investors Limited

6.2 Summary financial information on AMP, the Guarantor and the Trust

This Section contains summary financial information on AMP, the Guarantor and the Trust, including the proforma effect of the RPS issue on the summary financial information of AMP and its controlled entities. The financial information in this Section has been compiled from the audited financial reports as at 31 December 2001, reviewed (unaudited) financial reports as at 30 June 2002, and unaudited AMP Group Investor Report for the Full Year 2001 and for the Half Year 2002 as disclosed to ASX during 2002 (Investor Reports). Of this information, the data which was audited or reviewed has been prepared on a basis consistent with the requirements of the Corporations Act and accounting standards applicable in Australia. A full description of the accounting policies used by AMP is contained in the 2001 Annual Report, along with the other disclosures required within a general purpose financial report.

The financial information has not been adjusted in respect of any significant financial events occurring subsequent to 30 June 2002.

The sale of Cogent to BNP Paribas was completed on 3 September 2002. Approximately A$421 million has now been paid, with further amounts, subject to Cogent meeting agreed revenue targets, to be received before year end and during the second half of 2003. Profit on the sale will be recognised over the second half of 2002 and in 2003. The sale of Cogent is not reflected in the financial information as at 30 June 2002 because the transaction had not been completed at that date.

AMP's results for the six months ending 31 December 2002 are expected to be significantly influenced by the performance of investment markets and the related market impacts on assets under management and new business. The sensitivity of AMP's results to the performance of investment markets is set out in the Investor Reports.

Information about the Issuer is contained in Section 9.2.

6.3 Effect of RPS issue on AMP

The issue of RPS is part of AMP's ongoing capital management programme. Therefore, the financial information set out in this Section presents the effect of the RPS issue on AMP's financial position and capital strength.

Since 30 June 2002, AMP has issued short-term debt. Some of the proceeds of this Offer will be used by the AMP Group to retire this debt, with the balance to be retained initially in cash. This will increase the AMP Group's capital resources, provide a more efficient capital structure and generally reinforce financial strength. The combined effect of these transactions will be an increase in cash holdings and an increase in Tier 1 capital.

RPS are not shares in AMP. Therefore, they are disclosed as outside equity interests in controlled entities. Outside equity interests exist where ownership interests in entities do not relate to AMP Ordinary Shareholders.

The proforma financial information assumes that the issue of RPS raises A$735 million, being A$750 million net of issue costs.

6.3.1 Capital adequacy

Capital adequacy standards are designed to ensure that the obligations to, and reasonable expectations of, policyholders and depositors with the AMP Group are able to be met under a wide range of adverse circumstances.

AMP manages and measures capital on a number of levels, including on a regulatory basis and on an internal risk-capital framework. As a financial conglomerate, AMP must satisfy APRA that, aside from the capital adequacy of the specific entities that make up the AMP Group, the AMP Group as a whole maintains sufficient capital consistent with the consolidated risk profile.

The A$750 million raising of RPS enhances the AMP Group's financial strength. It has been classified by APRA as Tier 1 capital for inclusion in the capital base for the purposes of assessing the AMP Group's regulatory capital adequacy.

6.3.2 Proforma equity capital and debt position

The table below shows the consolidated equity capital of AMP and its controlled entities as at 31 December 2001 (audited) and as at 30 June 2002 (reviewed, unaudited) actual and proforma reflecting the issue of RPS. The review performed as at 30 June 2002 was substantially less in scope than an audit, and no audit opinion was issued as at 30 June 2002.

Capital strength

A$ million	Audited 31 Dec 2001	Reviewed 30 June 2002	Effects of RPS Issue[1]	Proforma 30 June 2002
Equity				
Equity attributable to Ordinary Shareholders				
Contributed equity	4,613	4,720	–	4,720
Capital reserve	510	510	–	510
Foreign currency translation reserve	313	141	–	141
Retained profits	4,084	4,092	–	4,092
	9,520	**9,463**	**–**	**9,463**
Other equity				
Unattributed life funds[2]	6,232	5,437	–	5,437
Outside equity interests in controlled entities[1]	1,565	1,871	735	2,606
	7,797	**7,308**	**735**	**8,043**
Total equity	**17,317**	**16,771**	**735**	**17,506**

A$ million	Unaudited 31 Dec 2001	Unaudited 30 June 2002	Effects of RPS Issue	Proforma 30 June 2002
Ordinary Shareholder capital resources				
Equity attributable to Ordinary Shareholders	9,520	9,463	–	9,463
External corporate debt	3,687	3,577	–	3,577
Borrowings from Pearl 90:10 funds	623	595	–	595
Total Ordinary Shareholder capital resources	**13,830**	**13,635**	**–**	**13,635**

NOTES:

1 If there is over-subscription for RPS, all numbers in this column would increase by the amount of the over-subscription of up to a further A$250 million, less issue costs.

2 For those United Kingdom life insurance funds which include participating business, part of the assets in excess of the policy liabilities calculated under the Margin on Services methodology are neither attributed to shareholders or policyholders. Further details are set out in the financial reports and Investor Reports of AMP.

The table below shows the notional capital allocated to each business unit within the AMP Group as at 31 December 2001 (unaudited) and as at 30 June 2002 (unaudited) actual and proforma reflecting the issue of RPS. Notional net tangible assets represents notionally allocated net shareholder assets, excluding notional shareholder attributable intangibles.

Capital invested

A$ million	Unaudited 31 December 2001			Unaudited 30 June 2002			Proforma 30 June 2002		
	Notional Net Tangible Assets	Notional Shareholder Attributable Intangibles[1,2,3]	Notional Capital	Notional Net Tangible Assets	Notional Shareholder Attributable Intangibles[1,2,3]	Notional Capital	Notional Net Tangible Assets	Notional Shareholder Attributable Intangibles[1,2,3]	Notional Capital
Notional capital allocated[4]									
AMP Financial Services	3,870	507	4,377	3,304	490	3,794	3,304	490	3,794
UK Financial Services	4,466	1,094	5,560	4,505	1,044	5,549	4,505	1,044	5,549
UK Financial Services – other	52	456	508	76	438	514	76	438	514
Henderson Global Investors	526	1,416	1,942	627	1,355	1,982	627	1,355	1,982
Cogent	67	43	110	85	41	126	85	41	126
Virgin	453	–	453	440	–	440	440	–	440
AMP Banking	560	122	682	558	120	678	558	120	678
AMP Asia	13	–	13	48	34	82	48	34	82
Businesses in run-off	853	189	1,042	794	108	902	794	108	902
Corporate Office[2]	559	(185)	374	929	(185)	744	1,664	(185)	1,479
Investment in AMP (UK) plc preference shares	(1,231)		(1,231)	(1,176)		(1,176)	(1,176)		(1,176)
Total debt and equity attributable to Ordinary Shareholders[5]	**10,188**	**3,642**	**13,830**	**10,190**	**3,445**	**13,635**	**10,925**	**3,445**	**14,370**
Less: debt									
External corporate debt			(3,687)			(3,577)			(3,577)
Borrowings from AMP Pearl 90:10 fund			(623)			(595)			(595)
Total equity attributable to Ordinary Shareholders[5]			**9,520**			**9,463**			**10,198**

NOTES:
1 The movement between periods reflects exchange rate fluctuations and updated valuations of these controlled entities.
2 Corporate Office intangibles include a A$185 million adjustment to the market value of the investment in AG Australia Holdings Ltd (formerly GIO Australia Holdings Ltd).
3 Total intangibles in the financial reports are greater than the amounts shown above.
4 These allocations of capital do not reflect risk-based capital.
5 For the proforma financial information as at 30 June 2002 this includes the RPS Holders.

The table below shows the consolidated corporate and operational debt overview and key gearing ratios of AMP and its controlled entities as at 31 December 2001 (unaudited) and as at 30 June 2002 (unaudited). The issue of RPS will have no effect on the 30 June 2002 financial information in the table below and therefore proforma information has not been provided.

Corporate and operational debt overview

A$ million	Unaudited 31 Dec 2001	Unaudited 30 June 2002
Senior debt		
Domestic CP and NCDs	1,672	1,262
Euro Commercial Paper	1,865	2,212
Euro Medium-Term Notes	2,155	1,868
Domestic Medium-Term Notes	599	599
Other	5	32
Total senior debt	**6,296**	**5,973**
Subordinated debt		
Subordinated Bonds/Notes	1,304	1,250
AMP Income Securities	1,240	1,240
Total subordinated debt	**2,544**	**2,490**
Borrowings from Pearl 90:10 funds	**623**	**595**
Other debt		
Loans	216	231
Bank overdrafts	4	8
Deposits-in	1,945	2,237
Other	5	5
Total other debt	**2,170**	**2,481**
Total debt[1]	**11,633**	**11,539**
Comprises:		
Corporate debt	4,310	4,172
Operational debt	7,323	7,367
Corporate debt gearing ratios		
Debt/debt + equity (target <25%)[2,3]	**16%**	**16%**
Total corporate debt *less* corporate subordinated debt[3] (A$m)	2,236	2,135
Equity attributable to Ordinary Shareholders *plus* corporate subordinated debt[3] (A$m)	11,594	11,500
Corporate debt/Equity[4]	**45%**	**44%**

NOTES:
1 Total debt in the financial reports of AMP differs from this amount mainly because the amount stated above excludes United Kingdom policyholder debt.
2 Corporate debt *less* corporate subordinated debt *divided by* the *sum of* total corporate debt *plus* equity attributable to Ordinary Shareholders.
3 Total corporate debt and corporate subordinated debt is separately disclosed in the Investor Reports.
4 Total corporate debt *divided by* equity attributable to Ordinary Shareholders.

6.3.3 Proforma financial position

The table below shows the consolidated summarised financial position of AMP and its controlled entities as at 31 December 2001 (audited) as at 30 June 2002 (reviewed, unaudited) actual and proforma reflecting the issue of RPS.

Proforma financial position

A$ million	Audited 31 Dec 2001	Reviewed 30 June 2002	Effects of RPS Issue[1]	Proforma 30 June 2002
Assets				
Cash at bank and on deposit[2]	8,485	9,607	735	10,342
Investment assets	152,094	140,013	–	140,013
Intangibles	866	835	–	835
Excess of market value over net assets of controlled entities	2,926	2,719	–	2,719
Other assets	8,994	8,052	–	8,052
Total assets	**173,365**	**161,226**	**735**	**161,961**
Liabilities				
Life insurance policy liabilities	130,188	119,922	–	119,922
Borrowings[2]	13,212	13,307	–	13,307
Other liabilities	12,648	11,226	–	11,226
Total liabilities	**156,048**	**144,455**	**–**	**144,455**
Net assets	**17,317**	**16,771**	**735**	**17,506**
Equity attributable to shareholders				
Contributed equity	4,613	4,720	–	4,720
Capital reserve	510	510	–	510
Foreign currency translation reserve	313	141	–	141
Retained profits	4,084	4,092	–	4,092
Total equity attributable to shareholders	**9,520**	**9,463**	**–**	**9,463**
Other equity				
Unattributed life funds	6,232	5,437	–	5,437
Outside equity interests in controlled entities[1]	1,565	1,871	735	2,606
Total other equity	**7,797**	**7,308**	**735**	**8,043**
Total equity	**17,317**	**16,771**	**735**	**17,506**

NOTES:
1 If there is over-subscription for RPS, all numbers in this column would increase by the amount of the over-subscription of up to a further A$250 million, less issue costs.
2 Short-term debt issued subsequent to 30 June 2002 has not been included in the proforma amounts.

The table below shows the issued capital of AMP as at 31 December 2001 (audited) and 30 June 2002 (reviewed, unaudited). If RPS Convert into Ordinary Shares, then the number of Ordinary Shares on issue will increase in accordance with the Conversion mechanism.

Issued capital

Number of Ordinary Shares	Audited 31 December 2001	Reviewed 30 June 2002
Ordinary shares	1,128,502,798	1,134,279,118

6.4 Summary financial information on the Guarantor

AMP Group Holdings Limited has provided the Guarantee, on a subordinated basis, in favour of RPS Holders of the payment obligations of the Issuer on the RPS including, if applicable, Redemption payments and payments on the dissolution of the Trust. For further details concerning the nature and terms of this Guarantee see Section 9.10. The Guarantor, as a company under the Corporations Act, is under periodic disclosure obligations. Copies of the Guarantor's financial statements are lodged with ASIC.

The table below shows the consolidated summarised financial position of AMP Group Holdings Limited and its controlled entities as at 31 December 2001 (audited) and as at 30 June 2002 (reviewed, unaudited).

Financial position

A$ million	Audited 31 Dec 2001	Reviewed 30 June 2002
Assets		
Cash at bank and on deposit	8,131	9,401
Investment assets	146,515	133,675
Intangibles	770	741
Excess of market value over net assets of controlled entities	2,926	2,719
Other assets	8,951	8,012
Total assets	**167,293**	**154,548**
Liabilities		
Life insurance policy liabilities	130,188	119,922
Borrowings	8,110	7,510
Other liabilities	12,289	10,784
Total liabilities	**150,587**	**138,216**
Net assets	**16,706**	**16,332**
Equity		
Equity attributable to shareholders		
Contributed equity	4,873	4,873
Foreign currency translation reserve	307	140
Retained profits	3,729	4,011
Total equity attributable to shareholders	**8,909**	**9,024**
Other equity		
Unattributed life funds	6,232	5,437
Outside equity interests in controlled entities	1,565	1,871
Total other equity	**7,797**	**7,308**
Total equity	**16,706**	**16,332**

6.5 Financial position of the Trust

At the date of this Prospectus, the Trust has no material assets or cash. The Trust is only recently established and as such has no material operating history by which investors can evaluate past performance. A meaningful performance history is therefore not available for the Trust. AMP has arranged for payment of all fees and expenses incurred in connection with the formation and promotion of the Trust and the Offer. See Section 9.7.

It is intended that the assets of the Trust will include the following assets:

- the Subordinated Notes issued by AMP UK subscribed for out of the net proceeds of the RPS issue and held by the Issuer; and
- subject to the Ordinary Shareholders resolving to amend the AMP Constitution to permit the issue of Preference Shares, the unpaid Preference Shares issued to the Trust.

6.6 Credit ratings of AMP and RPS

RPS and certain companies in the AMP Group are rated by Moody's Investors Service Pty Limited (Moody's) and Standard & Poor's (Australia) Pty Limited (Standard & Poor's).

The ratings of primary relevance to the Offer at the date of this Prospectus are detailed in the table below. See Sections 7.1.9 and 7.2.6 for the investment risks related to credit ratings of RPS and AMP. Credit ratings are not market ratings, nor are they recommendations to buy, hold or sell securities (including RPS). Ratings are subject to revision or withdrawal at any time.

Selected AMP Group credit ratings

		Moody's[1]	Standard & Poor's
Issue credit rating			
RPS		'A3'	'BBB'
Counterparty/Senior Debt			
AMP Group Holdings Limited (Guarantor)	Long-term	'A1'	'A-'/Creditwatch Positive
	Short-term	–	'A-2'/Creditwatch Positive

NOTES:
1 On 29 July 2002, Moody's placed the ratings of the AMP Group under review for possible downgrade. The review reflects the reduced financial status of AMP's UK life insurance operations, as a result of falling equity markets, in line with the pressures affecting many industry players.
2 On 10 September 2002, Standard & Poor's placed the counterparty credit rating of AMP Group Holdings Limited and related issue ratings on Creditwatch Positive, reflecting the likely strengthening of AMP Group Holdings Limited's financial profile once the RPS issue is complete. The RPS issue will be given an issue credit rating three notches below the counterparty credit rating of the Guarantor.

Assuming a successful RPS issue, the Standard & Poor's long-term counterparty credit ratings of the Guarantor would be upgraded to 'A' from 'A-' and the short-term rating to 'A-1' from 'A-2'.

6.6.1 Moody's rating definitions

RPS credit rating

- RPS have been given an issue credit rating of 'A3' by Moody's and are therefore upper-medium-grade obligations.
- Preferred stock rated 'A' possesses many favourable investment attributes and is to be considered as upper-medium-grade obligations.
- Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, and 3 in the lower end.

Debt rating

- Senior debt rated 'A' possesses many favourable investment attributes and is to be considered as upper-medium-grade obligations.

6.6.2 Standard & Poor's rating definitions

RPS credit rating

- RPS will be given an issue credit rating three notches below the counterparty credit rating of the Guarantor. Assuming a successful RPS issue, the ratings of the Guarantor will likely be upgraded to 'A', resulting in an issue rating on the RPS of 'BBB'.
- An issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial programme.
- Issues rated 'BBB-' or higher by Standard & Poor's are considered to be investment grade.
- Issues rated 'BBB' exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Counterparty credit rating

- A counterparty credit rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations.
- An obligor with a long-term rating of 'A' has strong capacity to meet its financial commitments, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. An obligor with a short-term rating of 'A-1' is rated in the highest category by Standard & Poor's and has strong capacity to meet its financial commitments.

Rating outlook

- A rating outlook assesses the potential direction of a long-term counterparty credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions. A rating outlook is not necessarily a precursor of a rating change.

Creditwatch

- Creditwatch highlights an emerging situation which may materially affect the profile of a related corporation, and can be designated as positive, developing or negative. Following a review, the rating may either be affirmed or changed in the direction indicated.

Section 7 Investment risks



Consider the risks

Before applying for RPS, you should consider whether RPS are a suitable investment for you

You should be aware that there are risks associated with an investment in RPS, many of which are outside the control of the Issuer or AMP. These risks include those set out in this Section and other matters referred to in this Prospectus.

The investment risks can be categorised as risks associated with:

- investing in RPS; or
- investing in AMP and the financial services industry generally.

7.1 Risks associated with investing in RPS

Set out below are specific risks associated with investing in RPS.

7.1.1 Financial market conditions

The market price of RPS may fluctuate due to various factors, including general movements in the Australian and international equity markets and in the level of interest rates, investor sentiment, worldwide or regional economic conditions, movements in the market price of Ordinary Shares, and other factors which may affect AMP's financial position and earnings.

The market price of RPS may be more sensitive than Ordinary Shares to changes in interest rates. RPS could trade at a price below the Face Value. Ordinary Shares held as a result of Conversion would have the same rights as other Ordinary Shares. Accordingly, their market value will be impacted by the market price of Ordinary Shares.

7.1.2 Liquidity of RPS

The Issuer will apply for quotation of RPS on ASX, but it is not able to forecast the market price or liquidity of the market for RPS.

The market for RPS on these stock exchanges may be less liquid than the market for Ordinary Shares. RPS Holders who wish to sell their RPS may be unable to do so at an acceptable price or at all if insufficient liquidity exists in the market for RPS.

7.1.3 Ability to pay Distributions

An RPS is not a debt instrument, and Distributions are not the same as interest payments. Distributions are non-cumulative and, therefore, do not accrue if not payable.

The payment of Distributions is subject to the conditions listed in Section 2.10. There is a risk that one or more of those conditions may not be satisfied and that Distributions are not paid as a result (see Section 2.11 for the consequences of this for AMP). AMP currently expects that these conditions will be met and that the Distributions will be paid. However, like other financial services groups, given the volatility of AMP's earnings there can be no guarantee AMP will have sufficient profits in certain years to satisfy these conditions.
In addition, determinations by APRA regarding the AMP Group's compliance with capital adequacy guidelines may preclude a Distribution being paid. See Section 7.2 for an outline of the major risks affecting the level of profitability and financial position of AMP.

7.1.4 Early Conversion, Exchange or Redemption

The Issuer may be required in certain circumstances to Convert RPS at times other than at a Reset Date (see Section 2.15). The Issuer must Exchange RPS in other circumstances (see Sections 2.23 to 2.25).

The Directors of AMP, subject to APRA approval, may resolve that RPS be Redeemed in certain circumstances (see Section 2.21). These events could occur before the first Reset Date or between future Reset Dates and before an RPS Holder wishes to dispose of, or Convert, their RPS. Conversion or Redemption may have negative consequences for an RPS Holder depending on their individual circumstances.

If Conversion occurs before 15 June 2003 and would have the effect of giving a relevant interest in 5% or more to a particular RPS Holder, then the Board may require the RPS Holder to dispose of some of their Ordinary Shares. See Sections 2.27 and 9.5.2 for details of the 5% Ordinary Shareholding restriction in the AMP Constitution.

The Issuer will Convert each RPS to a number of Ordinary Shares which depends on the VWAP during the 20 ASX Business Days prior to, in most cases, the Conversion Date. This may differ from the market price for Ordinary Shares during this period.

If Redemption occurs, RPS Holders will receive, for each RPS Redeemed, a cash amount that is the greater of the Face Value or the value calculated as the Minimum Conversion Number multiplied by the relevant VWAP.

In certain circumstances, the Issuer must Exchange RPS into Preference Shares. Similar considerations and risks to those outlined above in respect of Conversion or Redemption may apply to Exchange.

7.1.5 Resale right

RPS Holders may require the Issuer to Convert all or some of their RPS into Ordinary Shares in certain circumstances. Conversion will be effected by the issue of Ordinary Shares or (subject to law and not in the case of Conversion upon an Acquisition Event) by the Issuer arranging a third party to purchase those RPS from the RPS Holders.

An option may be chosen that does not coincide with RPS Holders' individual preferences, and that might disadvantage the RPS Holder in light of the market conditions or their individual circumstances.

7.1.6 Ranking of RPS

RPS are not debt instruments. In the unlikely event of a winding-up of AMP, RPS Holders will rank in priority of payment behind creditors of AMP (including policyholders and holders of AMP Income Securities), but ahead of holders of Ordinary Shares and holders of securities ranking lower than RPS. Subject to the Liquidation Limitations, RPS Holders may also ultimately share in any money paid under the Subordinated Notes which comprise the assets of the Trust or under the Guarantee. If there is a shortfall of funds in winding-up the Trust, there is a risk that RPS Holders will not receive a full return of capital or any Distributions due and unpaid at that time.

7.1.7 New securities

A holding of RPS does not give any right to participate in future securities issued by AMP whether equity, debt or some other security. Whilst it does not presently intend to do so, the Issuer may offer further RPS in Australia or New Zealand or elsewhere within 12 months from the date of this Prospectus at a face value of A$100. Further, other AMP Group entities may issue other securities with the terms and conditions the same as or different to RPS. Such further issues of securities by AMP, the Issuer or other entities may affect the market price of RPS and the liquidity of RPS.

7.1.8 Taxation treatment

A summary of the potential Australian taxation implications for RPS Holders is set out in Section 8. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular RPS Holder. Accordingly, you should seek independent advice in relation to your individual taxation position.

If there is a Tax Event that may increase the costs to AMP, the Issuer, the Guarantor or AMP (UK), of having RPS or the Subordinated Notes on issue, then the RPS may be Redeemed (subject to APRA approval), Converted, or Exchanged.

7.1.9 RPS issue credit ratings

As a result of changes in AMP's operating performance or capital structure, there is a risk that the credit ratings of RPS could be downgraded in the future. This could affect the market price and liquidity of RPS.

7.1.10 Regulatory classification

APRA has classified RPS as Tier 1 capital. However, if APRA subsequently determines that RPS do not constitute Tier 1 capital (for example, if the AMP Constitution is not amended to permit the issue of Preference Shares to the Trust), then in certain circumstances, the Issuer must Convert or Exchange all RPS or, subject to APRA's consent, Redeem all RPS. See clause 3.2 in the RPS Terms.

7.1.11 Accounting treatment

In July 2002, the Chairman of the Financial Reporting Council (FRC), announced that the FRC had formalised its support for Australia to adopt international accounting standards by 1 January 2005. Subject to any necessary amendments of the Corporations Act, this will mean that, from 1 January 2005, the accounting standards that apply to reporting entities under the Corporations Act will be the standards issued by the International Accounting Standards Board (IASB).

The IASB is proposing changes to certain international accounting standards which, if implemented, may result in RPS being classified as a liability (or debt) rather than as equity. It should also be noted that the Australian Accounting Standards Board might adopt these changes before 1 January 2005.

Currently, it is intended that Distributions will be included as part of outside equity interests in controlled entities in arriving at the net profit or loss after tax attributable to Ordinary Shareholders. If RPS were to be reclassified as a liability (or debt), the Distributions would then be classified as interest expense in arriving at the net profit or loss after tax attributable to Ordinary Shareholders.

Such a change in international accounting standards could possibly cause APRA to change its classification of RPS as Tier 1 capital, which would constitute a Regulatory Event and allow the Directors of AMP to resolve that RPS be Converted, Exchanged or Redeemed.

Other changes to accounting standards by either the IASB or the Australian Accounting Standards Board may result in a material impact on the reported earnings and financial position of the AMP Group in future periods. This may impact on the ability to pay Distributions

7.2 Risks associated with investing in AMP and the financial services industry generally

Set out below are specific risks associated with the AMP Group, including the Issuer and the Guarantor, and the financial services industry generally. These risks are relevant to an investment in RPS because RPS may Convert into Ordinary Shares in certain circumstances and, in limited circumstances, must be Exchanged into Preference Shares.

These risks are also relevant as they affect the level and volatility of the profitability of AMP and its financial position. Therefore, they may affect the Issuer's obligation to pay a Distribution, given that payment of a Distribution is subject to Payment Limitations and Liquidation Limitations (see clause 2.2 of the RPS Terms). Ultimately, the level and volatility of the profitability of the AMP Group may affect both the ability of companies in the AMP Group (such as the Guarantor) to meet their obligations and the likelihood of AMP or the Guarantor being wound-up.

In addition to other information set out in this Prospectus, you should carefully consider the following investment risks when you are evaluating the Issuer's and AMP's ability to meet their obligations in relation to RPS, and the Guarantor's ability to meet its obligations under the Guarantee.

7.2.1 Economic conditions

The AMP Group is one of the largest financial services organisations in Australia and has substantial operations overseas, particularly in the United Kingdom. The companies in the AMP Group hold and manage substantial investment portfolios on behalf of customers and shareholders. The AMP Group's financial performance is significantly affected by changes in regional and global economic conditions, through their impact on the investment performance of the various funds and shareholder funds (see Section 7.2.2) and operating margins, as well as through the demand for financial products and services (see Section 7.2.3).

Economic conditions will influence the level and volatility of profitability of the AMP Group and its financial position, and therefore may affect, among other things, the Issuer's obligation to pay Distributions, as the payment of Distributions is subject to Payment Limitations and Liquidation Limitations (see clause 2.2 of the RPS Terms).

7.2.2 Investment market conditions

Investment market conditions and the resulting investment performance can significantly affect the level and volatility of the AMP Group's profits and financial position. This impacts the AMP Group's ability to pay interest and dividends and the level of capital available to support the businesses. The AMP Group's profits and financial position can be impacted in a number of ways, including:

- many of AMP's products are non-linked which means that AMP has to pay the policyholder certain benefits even if the return AMP receives from the relevant investments is less than the benefit AMP has to pay;
- the profit AMP earns from its traditional with-profit products goes to the level of benefits paid to policyholders (for example, through bonuses). AMP manages these benefits over time depending on its return on investments. As a result, when investment returns are lower, benefits paid to policyholders and in turn AMP's profit may be reduced;
- fee income on HGI's and AMP's linked business is mainly based on the level of assets under management, which in turn is directly impacted by the performance of investment markets;
- investment performance also impacts on the level and volatility of investment income derived from shareholder funds and in turn AMP's financial position. It is AMP's policy that a substantial proportion of its shareholder funds be invested in equities and other growth assets such as property and infrastructure investments, although AMP has lowered its exposure to growth assets to reduce this impact over the past two years. As at 30 June 2002, approximately 29% of AMP's shareholder funds were invested in growth assets; and
- AMP is required to review the carrying value of its businesses on an ongoing basis. Investment market conditions together with other factors such as demand for financial products and services and competition impact on the market value of these businesses. AMP would need to decrease its financial position valuations should the market valuation of these businesses fall below current carrying values.

Recent investment market conditions, particularly in the United Kingdom where AMP has significant business and invested capital, are depressed and volatile. This has had a significant impact on AMP's reported profits and its financial position. The volatility of the United Kingdom equity markets has put pressure on the United Kingdom insurance industry, including AMP, to meet minimum regulatory requirements. In the United Kingdom, AMP has implemented a number of initiatives to reduce the impact of investment volatility and to better protect its capital position (see Section 5.3.2). There remains a significant risk that these market conditions will continue and put pressure on the financial position of the United Kingdom insurers, including AMP.

7.2.3 Demand for financial products and services

Demand for AMP's financial products and services are impacted by changes in economic conditions. For example, poor investor sentiment can lead to lower new business sales which can increase pressure on margins and unit costs. In turn, this may result in reduced profitability.

Also, in line with industry trends in Australian and New Zealand life insurance markets, AMP is selling less traditional regular premium, non-linked business and more single premium, investment-linked business. While this changed product mix generally requires less capital, it also reduces profit margins for new business. AMP's profit margins will be impacted unless it can generate sufficient profits from future new business to offset the eventual decline in flow of profits to shareholders from the business currently in force. However, the transition to less capital-intensive products generally reduces the amount of capital required to support the business and so can increase the return on capital. AMP has implemented initiatives to manage these business issues and has been successful to date in improving its overall profitability by growing new business volumes and reducing costs. However, recent investment market conditions have reduced levels of new business for the AMP Group and the industry generally.

In the United Kingdom, a significant share of the industry's new business is traditional with-profit business. However, there is likely to be a general industry trend towards simpler and more transparent products due to a combination of factors including regulatory change, competitive market forces, and consumer preferences. This may result in major changes to product pricing and the distribution channels through which new products and services will be sold as well as possible increased pressure on profit margins.

AMP is responding to these changes by undertaking a number of initiatives designed to reduce costs, broaden and improve productivity of distribution channels, and reduce the capital required to support new business (see Section 5.3.2). The volumes and profitability of future new business are therefore significant factors affecting the value of AMP – but they cannot be predicted with certainty.

7.2.4 Competition in the financial services industry

The financial services industry in which AMP operates is becoming increasingly competitive, particularly those segments which are considered to provide higher-growth prospects. Factors contributing to this include: industry deregulation; mergers; changes in customers' needs and preferences; entry of new participants; development of distribution methods; and increased diversification of product mix by many major competitors.

AMP is one of the largest financial services companies in Australia and is well positioned to withstand increases in competition. However, AMP's business in the United Kingdom is smaller than many of the major United Kingdom-domiciled market participants. AMP is not as well positioned as it is in Australia to withstand increased competition in the United Kingdom market. AMP is responding to competitive pressures in the United Kingdom through a range of initiatives (see Section 5.3.2).

7.2.5 Changes in government policy or legislation

AMP may be adversely affected by changes in government policy or legislation applying to companies in the financial services industry. These include possible changes in relation to the taxation treatment of financial products and services, retirement income policy, and the regulation of selling practices, fee levels, and solvency standards. The changes may affect AMP's existing and future business by, for example, causing customers to cancel existing policies or requiring AMP to change its range of products and services, redesign its technology or other systems, retrain its staff, pay increased tax, hold more capital or incur other costs.

Government in the United Kingdom continues to implement and propose further reforms designed to simplify and increase the transparency of life insurance and pension products with the aim to encourage individuals, particularly those on low incomes, to save and make their own pension arrangements. It is envisaged that this will be achieved by simple and low-cost products. For example, the recent Sandler review proposes a number of significant changes to with-profit products which represent a significant share of the industry's new business sales. In contrast with many of its competitors in the United Kingdom, about 20% of AMP's new business sales are traditional with-profit products. While the exact nature of the proposed reforms to be implemented remains uncertain it is expected that these reforms will put increasing pressure on AMP and other industry participants to reduce costs in order to remain profitable.

7.2.6 AMP's credit ratings

On 30 July 2002, Standard & Poor's placed the ratings of the AMP Group on Outlook Negative, reflecting continued uncertainty over the future level of equity markets and its implications for the AMP Group's sales volumes, earnings, and capitalisation. Outlook Negative reflects Standard & Poor's view of the United Kingdom life insurance industry and its possible effect on the AMP Group despite initiatives by management including the strengthening of AMP Group capitalisation. The Guarantor's long-term counterparty credit rating was rated 'A–'/Outlook Negative by Standard & Poor's at that time. The 'A–' rating means 'strong capacity to meet its financial commitments'.

On 10 September 2002, Standard & Poor's placed the long-term counterparty credit rating of the Guarantor on Creditwatch Positive, reflecting the likely strengthening of the Guarantor's financial profile once the AMP Group completes the issue of RPS. Resolution of the Creditwatch status is expected in late October at final settlement of the allotment of RPS, at which point the long-term counterparty credit rating on the Guarantor would be upgraded to 'A' from 'A–' and the short-term counterparty credit rating to 'A–1' from 'A–2'. The stronger capital position of the AMP Group that is anticipated following the issue of RPS coupled with the existing level of income diversity that the AMP Group displays are expected to be supportive of an 'A' long-term counterparty credit rating for the Guarantor.

On 29 July 2002, Moody's placed the ratings of the AMP Group under review for a possible downgrade. This follows the reduced financial status of AMP's United Kingdom life insurance operations as a result of falling equity markets, in line with the pressures affecting many industry participants.

AMP's credit ratings are important in terms of attracting new business (primarily in the United Kingdom for certain products sold through the IFA channel) and reducing the cost of funds borrowed for either operational or corporate purposes. In the United Kingdom, IFAs provide the majority of AMP's new business sales and tend to place most of their business with the stronger financial services groups. While IFAs remain supportive of AMP at current ratings levels, further downgrades to AMP ratings in the United Kingdom below the equivalent of the current Standard & Poor's rating could materially affect the level of new business provided by IFAs and adversely affect the profitability of UKFS.

The AMP Group's capitalisation remains strong and AMP's business profile in Australia is assessed as very strong by Standard & Poor's, supported by its diversity of business units and multi-distribution channel strategy. AMP's large book of inforce business in Australia and the United Kingdom should ensure an ongoing base level of earnings.

7.2.7 Regulation

As a provider of a broad range of financial products and services, AMP's businesses are subject to regulation and supervision by regulatory agencies in all the countries in which it conducts business. The level and nature of regulation varies between these countries. The main purpose of this regulation is to protect policyholders and other customers against the risks of insolvency, improper management, and unfair or improper selling practices or investment advice. In some cases, regulations in one country may affect business operations in another country. As the amount and complexity of this regulation increases, the risk of non-compliance increases.

If an AMP Group entity does not meet regulatory requirements, it may suffer a penalty, such as a fine or an obligation to pay compensation. In some cases, a regulator may appoint a judicial manager or cancel or suspend authority to conduct business. A significant failure to comply with regulatory requirements may also give rise to adverse comment by the press and other industry commentators.

There is a trend in many markets in which AMP operates towards increased regulation of selling practices, including requirements for more prominent disclosure of fees and charges, and increased scrutiny of past selling practices. This may increase competitive and compliance pressures on business.

7.2.8 Changes in exchange rates

A significant portion of AMP's income is earned in pounds sterling and a small portion is earned in New Zealand dollars and United States dollars. In addition, a significant amount of AMP's assets are located in the United Kingdom, and a small amount in New Zealand and the United States. Therefore, exchange rate movements that affect these currencies can impact either AMP's profit and/or the foreign currency translation reserve in AMP's consolidated balance sheet, both of which are reported in Australian dollars.

Hedging arrangements can serve to limit the consequences of fluctuations in exchange rates. However, hedging arrangements will not necessarily avoid losses on foreign exchange movements nor will hedging arrangements always have a beneficial effect on results.

For AMP's assets in the United Kingdom, the strategy involves using pounds sterling-denominated debt, and hedging some or all of its profits, to minimise the currency translation exposure of annual foreign earnings. The effect of this strategy is that:

- pounds sterling-denominated debt effectively reduces the net pounds sterling position and thereby reduces the potential volatility of the foreign currency translation reserve; and
- translation of foreign currency-denominated income into Australian dollars is subject to exchange rate variations for the currencies in which the income is generated to the extent it is not hedged.
  The impact of this affects AMP's consolidated financial performance.

AMP's United States dollar assets are broadly matched to liabilities.

The accounting policy for foreign currency transactions is set out in the 31 December 2001 financial report.

7.2.9 Operational and insurance risk

Exposure to unexpected financial and non-financial losses arising from the way in which AMP conducts its business operations and manages its discontinued businesses, primarily Gordian (including any material litigation or regulatory action determined against AMP), may have an adverse effect on the earnings and the assets of AMP. The periodic financial statements of AMP contain provisions for some of these risks and generally disclose certain identified contingent liabilities in accordance with applicable accounting standards. Given the inherent uncertainty in predicting the outcome of events that may occur in the future, there can be no assurance that such provisions or disclosure adequately address all outcomes that may arise in the future.

7.2.10 Future events

RPS are perpetual in nature. It is not possible to predict or identify all future events which may impact adversely on the Issuer's, Guarantor's or AMP's abilities to meet their obligations in respect of RPS in the future.

The above summary is not exhaustive and you should read the entire Prospectus.
Also, you should consult your stockbroker, accountant or other professional adviser before deciding whether to apply for RPS.

Section 8
Taxation letter

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
Sydney NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
AMP Limited and AMP Henderson Global Investors Limited
33 Alfred Street
Sydney NSW 2000

17 September 2002

Ladies and Gentlemen

Reset Preferred Securities Prospectus

We have acted as tax counsel to AMP Limited and AMP Henderson Global Investors Limited in connection with the issue of RPS. Set out below is a summary of certain Australian taxation consequences for RPS Holders, being either residents or non-residents of Australia for Australian tax purposes.

This summary is based on PricewaterhouseCoopers Securities Ltd's understanding of the relevant Australian laws as at the date of this letter, as they apply to an investor in respect of RPS, Ordinary Shares or Preference Shares.

This summary should be read in conjunction with the remainder of the Prospectus dated 17 September 2002. Terms used in this summary are as defined in the Prospectus, unless otherwise indicated.

This summary does not address all taxation consequences of ownership of RPS, Ordinary Shares or Preference Shares. Rather, it represents a general summary of the Australian taxation position for RPS Holders, being either residents or non-residents of Australia for Australian tax purposes. The personal circumstances of an RPS Holder, including their legal nature and their place of residence for tax purposes, will affect the applicable taxation consequences, and all RPS Holders are advised to obtain advice relevant to their own circumstances.

We note that the Commonwealth Government is overseeing a process of business tax reform and there is considerable uncertainty as to the breadth and ultimate impact of this reform. While we have taken account of proposed amendments to the law announced by the Government, it is possible that the law, as ultimately enacted, will vary from the announcements. All potential investors are advised to obtain advice on these reforms at the time they invest in RPS.

We also note at the outset that whilst in legal terms RPS are offered as units in the Trust and rights to Convert into Ordinary Shares or to Exchange into Preference Shares, our advice is based on the assumption that the value of these rights relating to the Ordinary Shares and the Preference Shares are an insignificant proportion of the value of RPS. Accordingly, our advice only considers the consequences of investing in RPS as a single instrument.

8.1 RPS Holders resident in Australia

8.1.1 Distributions by the Trust prior to Conversion, Exchange or redemption

A unit trust is taxed in a similar manner to a company if it is classified under the tax legislation as either a Corporate Unit Trust or a Public Trading Trust. Based on the Trust's expected operations, in our view the Trust will not be classified as either type of trust.

PRICEWATERHOUSECOOPERS

Accordingly, the Trust will be a 'flow-through' entity for Australian tax purposes. Distributions received by RPS Holders from the Trust will retain the character of the income when received by the Trust.

In general terms, RPS Holders will be liable for tax on their share of the net income of the Trust to which they are presently entitled, at their own applicable tax rates. This liability arises in respect of the year in which the net income is derived by the Trust, even if the cash is not distributed to RPS Holders until after the end of that year of income. For example, if the Trust derives income on the last day of a year of income and distributes that income the following day, the liability for that income would arise in respect of the year of income in which the income was derived by the Trust, not the year in which it was distributed.

Under the ordinary operations of the Trust, it is expected that the main income to be derived by the Trust will be foreign sourced interest income on the Subordinated Notes. This interest income would be derived on a cash receipts basis throughout the financial year, not an accruals basis as at the end of the financial year. Accordingly, RPS Holders will be assessable at their marginal tax rate in the year of income when the Trust receives the interest income for an amount equal to the distribution which they receive. In respect of these Distributions, RPS Holders will not be entitled to franking credits.

Australian resident RPS Holders should be entitled to a deduction for interest paid on borrowings to the extent those borrowings are used to purchase RPS. In this regard, we recommend that RPS Holders seek advice to confirm they meet the relevant conditions to claim such a deduction under Australian tax legislation.

If interest is deferred or otherwise not paid on the Subordinated Notes, subject to Payment Limitations or Liquidation Limitations, the Guarantor may make a guarantee payment directly to the RPS Holder of an amount equal to the Distribution which the RPS Holder would have otherwise received. Whilst such payments would not constitute net income of the Trust, they would be classified as income derived by the RPS Holders, for which they would be liable to tax at their own applicable tax rates.

We note that an adjustment is required in the cost base of the RPS where a Distribution by the Trust or part thereof is an amount which is not subject to tax in the hands of the RPS Holder, for example, because it constitutes a return of capital by the Trust. Based on the RPS Terms and the relevant terms of the Trust Constitution, this is not considered likely to occur.

8.1.2 Conversion of RPS (or Preference Shares, post Exchange) into Ordinary Shares, or Exchange of RPS into Preference Shares

The consequences of Conversion or Exchange would be dealt with under the capital gains regime as set out below.

We note that in the past, the Australian Taxation Office (ATO) has been of the view that a unit in a public unit trust could in some instances constitute a traditional security under the traditional securities provisions in the tax legislation. In this instance, we do not believe those provisions are relevant as an RPS should not constitute a traditional security.

Capital gains rules

RPS or Preference Shares should constitute a 'convertible interest' for capital gains purposes. This is because they would be viewed as constituting an interest that either:

- 'may' Convert into Ordinary Shares of AMP, an entity being an associate of the Trust; or
- entitles the RPS Holder to a right to be issued with Ordinary Shares of AMP, an entity being an associate of the Trust.

Any gain or loss on Conversion or Exchange is disregarded at that time under the capital gains regime.

Thereafter, for capital gains purposes, an RPS Holder is taken to have acquired either the Ordinary Shares or Preference Shares at the date of Conversion or Exchange with a cost base equal to the amount paid to acquire RPS, as no amount should have been previously subject to tax.

8.1.3 Dividends paid by AMP on the Preference Shares (post Exchange) or Ordinary Shares (post Conversion).

If RPS are Exchanged into Preference Shares or Converted into Ordinary Shares, to the extent dividends paid thereon are franked by AMP, RPS Holders would receive an associated franking credit and a tax offset equal to the franking credit. This is because those Preference Shares would constitute an equity interest for Australian tax purposes.

PRICEWATERHOUSECOOPERS

8.1.4 Disposal of the RPS, Ordinary Shares or Preference Shares

Where RPS Holders dispose of RPS, Ordinary Shares or Preference Shares, any capital gain arising would be required to be included in the assessable income of the RPS Holder, while any capital loss would only be available to offset against certain capital gains.

Individuals and trusts (other than a complying superannuation fund, see below)

Australian resident individual RPS Holders and trustees will be liable to tax on only half of any capital gain made on the disposal provided the RPS, Ordinary Shares or Preference Shares are owned by the RPS Holder for at least twelve (12) months prior to disposal.

Complying superannuation funds and life insurance companies (where RPS constitutes a virtual pooled superannuation trust asset)

The capital gains treatment of complying Australian resident superannuation funds or life insurance companies is, in general, the same as that set out above for Australian resident individuals and trustees, except that the 'discount' is one-third rather than 50 per cent.

8.1.5 Tax File Number and Australian Business Number

An Australian RPS Holder may quote their Tax File Number (TFN) or, where relevant, Australian Business Number (ABN) to the Issuer. If a TFN or ABN is not quoted, and no exemption is applicable, tax is required to be deducted by the Issuer from Distributions (or by the Guarantor from guarantee payments) at the highest marginal tax rate (currently 47%) plus Medicare Levy (currently 1.5%). Such tax will be remitted to the ATO.

No withholding requirement applies in respect of fully franked dividends paid by AMP on Ordinary Shares or Preference Shares. Where the dividends are not fully franked and no TFN or ABN has been quoted, AMP would be required to withhold tax (at 48.5%) on that portion of the dividend which is not franked.

8.2 RPS Holders not resident in Australia

The following general comments apply to non-residents of Australia who do not hold RPS at or through a permanent establishment in Australia.

8.2.1 Distributions by the Trust prior to Conversion, Exchange or redemption

An RPS Holder who is not resident in Australia would only be subject to Australian tax by assessment or withholding with respect to income derived by the Trust from an Australian source.

It is expected that under the normal operations of the Trust, no income of the Trust should be Australian sourced. In particular, interest income received by the Trust in respect of the Subordinated Notes would not have an Australian source as the interest is derived from a loan made outside Australia to a non-resident of Australia. Therefore, non-resident RPS Holders should not be subject to Australian tax, nor would the trustee be obliged to withhold any tax on Distributions.

If non-resident RPS Holders receive guarantee payments, such payments would not constitute income of the Trust, nor would they be classified as an amount in substitution for interest for which the RPS Holders would be subject to Australian interest withholding tax. It is expected that such payments made to non-resident RPS Holders would not have an Australian source, and that therefore these amounts should not be subject to any other form of tax by assessment or withholding in Australia.

8.2.2 Conversion of RPS (or Preference Shares, post Exchange) into Ordinary Shares, or Exchange of RPS into Preference Shares

Any Conversion or Exchange should not give rise to Australian tax consequences for the non-resident RPS Holder.

8.2.3 Dividends paid by AMP on the Preference Shares (post Exchange) or Ordinary Shares (post Conversion)

Where RPS are Exchanged into Preference Shares or Converted into Ordinary Shares, dividends paid by AMP should be frankable and therefore not subject to Australian dividend withholding tax. To the extent the dividends are not franked, dividend withholding tax will be imposed at a rate which may be reduced under a double taxation agreement between Australia and the particular country in which the non-resident RPS Holder resides.

PRICEWATERHOUSECOOPERS

8.2.4 Disposal of RPS, Ordinary Shares or Preference Shares

Where a non-resident RPS Holder holds RPS, Ordinary Shares or Preference Shares on capital account, they would not be subject to Australian tax by operation of the capital gains regime for any capital gain upon disposal provided:

a) in the case of RPS; the RPS Holder did not dispose of the RPS, or an interest in RPS, or an option or right to acquire such RPS or such an interest, where the RPS Holder and their associates beneficially owned at least 10% of RPS at any time during the five-year period before the disposal; or

b) in the case of Ordinary Shares or Preference Shares; the RPS Holder did not dispose of such shares, or an interest in such shares, or an option or right to acquire such shares or such an interest, where the RPS Holder and their associates beneficially owned at least 10% of the shares in AMP at any time during the five-year period before the disposal.

Where a non-resident RPS Holder holds RPS, Ordinary Shares or Preference Shares on revenue account, they would not be subject to ordinary taxation for any profit upon disposal, provided the RPS Holder's country of residence has a double taxation agreement with Australia which provides relief from such tax.

In the latter case, where the RPS Holder resides in a country with which Australia has no double taxation agreement, no profit would be subject to Australian tax where such a profit does not have an Australian source.

To determine the relevant implications for a non-resident RPS Holder, we recommend that each RPS Holder seek Australian taxation advice on their particular circumstances.

8.2.5 Tax File Number and Australian Business Number

If a TFN or ABN is not quoted by a non-resident RPS Holder, no withholding requirement should apply in respect of Distributions by the Trust, guarantee payments, or fully franked dividends paid by AMP in respect of Ordinary Shares or Preference Shares.

8.3 Other taxes

Whilst the RPS, Ordinary Shares and Preference Shares are quoted on the Australian Stock Exchange, no stamp duty or similar taxes are payable in Australia by an RPS Holder in connection with the issue, purchase, Conversion, Exchange, Redemption or sale of RPS, Ordinary Shares or the Preference Shares as the case may be.

In the case where stamp duty or similar taxes are payable in Australia in respect of RPS, Ordinary Shares or Preference Shares, AMP will bear this liability in accordance with the terms of the RPS Parent Deed Poll as summarised in Section 9.11.

Under current Australian law, there are no estate duties or other inheritance taxes payable in respect of the transmission of RPS, Ordinary Shares or Preference Shares upon the death of an RPS Holder.

Under current Australian law, goods and services tax will also not be payable in respect of any issue or transfer of RPS, Ordinary Shares or Preference Shares.

Yours faithfully

A E Clemens
Authorised Representative

Section 9 Additional information

9.1 RPS rights

RPS comprise units in the Trust of which AMP Henderson Global Investors Limited is the Responsible Entity, and options to receive, in certain circumstances, Ordinary Shares or Preference Shares (Options). RPS may be Converted in certain circumstances into Ordinary Shares and must be Exchanged, in other circumstances, into Preference Shares.

The rights of RPS will be governed by the:
- Trust Constitution; and
- RPS Terms set out in Appendix A.

In addition:
- the AMP Constitution sets out the rights attaching to Ordinary Shares into which RPS may be Converted in certain circumstances; and
- the proposed Preference Share Terms, which are summarised in Section 9.6, set out the rights attaching to Preference Shares into which RPS must be Exchanged in certain circumstances.

AMP has power under the AMP Constitution to issue Ordinary Shares, but is not presently authorised to issue Preference Shares. Ordinary Shareholders will be asked to authorise the issue of Preference Shares by AMP at its next annual general meeting in May 2003. Once authorised, AMP will issue Preference Shares to the Trust. Preference Shares will be unpaid until such time (if at all) as they are Exchanged for RPS (see clause 4.2 of the RPS Terms).

The rights attaching to RPS through the Trust Constitution are discussed in Section 9.4; the rights attaching to Ordinary Shares are discussed in Section 9.5; and the rights which are proposed to attach to Preference Shares are discussed in Section 9.6.

9.2 Information on the Issuer

AMP Henderson Global Investors Limited (referred to in this Prospectus as the Issuer) as the Responsible Entity of the Trust will be subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. In particular, the Issuer will have similar disclosure obligations in connection with the Trust to those described for AMP in Section 9.3 below. Information will be available on AMP's website www.ampgroup.com

9.3 Information on AMP

AMP was admitted to the Official List of ASX on 15 June 1998. AMP is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

AMP is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, AMP has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning AMP which a reasonable person would expect to have a material effect on the price or value of Ordinary Shares. That information is available from ASX and on AMP's website www.ampgroup.com

9.3.1 Availability of documents lodged with ASIC
AMP is required to prepare and lodge with ASIC both yearly and half-yearly financial statements, accompanied by directors' statements and reports, with audit or review reports. Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office and on AMP's website, www.ampgroup.com

9.3.2 Availability of other documents
AMP will provide a copy of any of the following documents free of charge to any person who calls the **RPS InfoLine 1300 556 030** (Australia) or **0800 448 062** (New Zealand) and requests a copy prior to the Closing Date:
- the financial statements for AMP for the year ended 31 December 2001 (being the most recent audited annual financial reports lodged with ASIC before the issue of this Prospectus);
- the financial statements of AMP for the half year ended 30 June 2002 (being the most recent reviewed half-yearly financial reports lodged with ASIC before the issue of this Prospectus);
- any other document or financial statement lodged by AMP with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgment of the audited financial statements for the year ended 31 December 2001 and before lodgment of this Prospectus with ASIC; and
- the AMP Constitution.

9.3.3 Incorporation by reference
AMP and/or the Issuer have also lodged the following documents with ASIC:
- Trust Constitution – as discussed in Section 9.4;
- Preference Share Terms – as summarised in Section 9.6;
- Guarantee – as summarised in Section 9.10; and
- RPS Parent Deed Poll – as summarised in Section 9.11.

The information set out in these documents is incorporated by reference into this Prospectus. You may obtain a copy of these documents free of charge during the Offer Period from AMP or the Issuer.

9.4 Summary of rights attaching to units in the Trust under the Trust Constitution

A number of rights attach to the units in the Trust. These rights arise from the Trust Constitution, the Corporations Act, the general law relating to trusts and (in the case of RPS) the RPS Terms. Some of the most significant rights are summarised in this Section. This summary is not exhaustive. For further information about rights attaching to units in the Trust, reference should be made in particular to the Trust Constitution, the Corporations Act and the RPS Terms.

Trust
The Issuer must hold the assets of the Trust on trust for Unitholders.

Beneficial interest in the Trust
The beneficial interest in the Trust is divided into units. There are two classes of units, RPS and ordinary units. Unitholders hold their units subject to the rights, restrictions and obligations attaching to their units, including (in the case of RPS) those in the RPS Terms.

The main rights attaching to RPS under the RPS Terms are summarised in Section 2. The ordinary unit carries the right to any residual income or capital not distributed to RPS Holders in

accordance with the Trust Constitution. In addition, the ordinary unit confers on the Ordinary Unitholder the right to require that its consent be obtained before any variation is made to the Trust Constitution or the rights attaching to any class of units.

The Issuer must hold the Preference Shares which form part of the assets only for RPS Holders. The Ordinary Unitholder has no interest in any Preference Shares.

The Issuer must not issue any units of any class after the first anniversary of the date of this Prospectus.

Nature of interest
No unit confers any interest in any particular asset of the Trust, and no Unitholder is entitled to require the transfer to them of any of the assets of the Trust. Unitholders must not interfere with the rights or powers of the Issuer under the Trust Constitution.

Rights of Unitholders in the Trust
The principal rights of Unitholders are to:

- receive distributions of income attributable to their units;
- (in the case of RPS) have their units Converted, Exchanged or Redeemed;
- transfer their units;
- call, attend and vote at meetings of Unitholders; and
- participate in the winding-up of the Trust,

in accordance with the Trust Constitution and RPS Terms.

Distributions to Trust income
As at each distribution payment date, each person who is or was an RPS Holder on the record date referable to that distribution payment date is absolutely entitled to a share of the Trust's income for the financial year of the Trust in which the distribution payment date occurs equal to the amount the RPS Holder is entitled to be paid (if anything) in respect of the distribution payment date as a Distribution or Optional Distribution under the RPS Terms. The Issuer must not pay to any RPS Holder as a distribution any amount out of the Trust's income other than an amount which the RPS Holder is entitled to be paid as a Distribution or Optional Distribution.

As at the last day of the Trust's financial year (being for tax purposes 30 June unless the Issuer nominates another year end date), the Ordinary Unitholder is absolutely entitled to any remaining share of the Trust's income for the financial year (that is, the share left after allowing for the total of all shares of the Trust's income to which RPS Holders became entitled during the financial year).

Distributions payable to RPS Holders in respect of a distribution payment date are payable on the distribution payment date. The Issuer must deduct from Distributions or other amounts payable to Unitholders, taxes which are required to be deducted.

Conversion, Exchange and Redemption
RPS Holders are not entitled to have their RPS redeemed, except pursuant to a Conversion, on Exchange or on a Redemption, in accordance with the RPS Terms. Conversion, Exchange and Redemption are described in more detail in Section 2.

An RPS must only be redeemed at the price calculated in accordance with the Trust Constitution. On Redemption, RPS will be redeemed for cash at the price calculated in accordance with clause 5 of the RPS Terms (see Section 2.22). On Conversion or Exchange, RPS Holders will receive Ordinary Shares or Preference Shares (as the case requires) rather than cash for the redemption of their RPS (see Sections 2.15 and 2.23). The Ordinary Unitholder is not entitled to have its ordinary unit redeemed.

The Issuer is irrevocably appointed as agent of RPS Holders to do anything necessary or desirable to effect Conversion, Exchange or Redemption of the RPS.

Transfers
Subject to the Listing Rules, the Issuer may refuse to register a transfer for any reason. However, the Listing Rules substantially restrict when the Issuer may refuse to register a transfer. Further, an RPS Holder may not transfer RPS which are restricted securities during the applicable escrow period.

Meetings
Unitholders are entitled to attend and vote at meetings in person or by proxy. In certain circumstances governed by the Corporations Act, Unitholders can call a meeting. A resolution passed at a meeting of Unitholders binds all Unitholders whether or not they are present.

Winding-up of the Trust
Upon winding-up, the proceeds of sale of the Trust's assets (after deducting amounts to discharge any liabilities of the Trust, and winding-up expenses) must be distributed firstly, to RPS Holders – an amount equal to the amount the Issuer is liable to distribute to them from the Trust under the RPS Terms (being an amount up to the amount they would receive if their RPS were Preference Shares (see Section 2.10)) – and secondly, the balance to the Ordinary Unitholder.

Accounts
Every Unitholder has a right to receive copies of the Trust's annual accounts and accompanying reports.

Unitholder liability
The Trust Constitution contains provisions designed to limit the liability of a Unitholder to the application price of their units. While it is generally considered that such provisions will be effective, this has not been definitively determined by the courts. In certain circumstances, the Issuer is entitled to be indemnified by a Unitholder to the extent the Issuer incurs a liability for tax in connection with their units. Joint Unitholders are jointly and individually liable in respect of all payments.

Powers
The Issuer has all the powers in respect of the Trust it is possible to confer on a trustee and as though it were the absolute owner of the assets and acting in its personal capacity.

Investments
The Issuer has broad investment power. However, its investment policy is to only invest in the Subordinated Notes and Preference Shares. It may not change this investment policy unless AMP and APRA consent.

Complaints
The Issuer must handle complaints made by Unitholders in accordance with Australian standards and the Trust Constitution. The Issuer is a member of an independent complaints resolution body.

Liability of the Issuer
Subject to the Corporations Act, if the Issuer acts in good faith and without gross negligence, it is not liable to Unitholders. Subject to the Corporations Act, the liability of the Issuer to any person other than a Unitholder is limited to the Issuer's ability to be indemnified from the Trust.

Indemnity
The Issuer is entitled to be indemnified by the Trust for any liability incurred by it in properly performing its powers and duties in relation to the Trust. To the extent permitted by the Corporations Act, this

indemnity extends to any liability incurred as a result of an act or omission of a delegate or agent of the Issuer, and continues to apply after the Issuer retires or is removed.

The Issuer will not exercise its indemnity from the Trust to the extent it is entitled to recover the relevant liability under an indemnity from AMP or a wholly-owned subsidiary of AMP (see Section 9.7).

Fees and expenses
The Issuer is not entitled to any fees from the Trust for acting as Responsible Entity. The Issuer is entitled to reimbursement out of the Trust for its expenses in relation to the proper performance of its duties. However, it must not be reimbursed out of the Trust to the extent it is entitled to recover the expenses under an indemnity from AMP or a wholly-owned subsidiary of AMP (see Section 9.7).

Retirement of the Issuer
The Issuer may retire where permitted by law, and must retire when required by law.

Amendments to the Trust Constitution
Subject to the Corporations Act, the Issuer may amend the Trust Constitution. However, the Trust Constitution, and the rights attaching to any class of unit, may only be varied if any consent required from the Ordinary Unitholder has first been obtained.

How to transfer RPS
All RPS are transferable through CHESS. Electronic transfers must be made in accordance with the SCH Business Rules.

Listing Rules
It is intended that the Trust will be listed on ASX and if and when this occurs, the Listing Rules will apply to the Trust (subject to relevant waivers).

Persons bound
The Trust Constitution binds the Issuer and each present and future Unitholder of the Trust and any person claiming through any of them. The RPS Terms bind each of those persons and AMP and any person claiming through it.

AMP's consent
AMP may give or withhold any consent for the purposes of the Trust Constitution or the RPS Terms conditionally or unconditionally in its sole discretion and in doing so AMP is entitled to act exclusively in its own interests.

9.5 Summary of rights attaching to Ordinary Shares

9.5.1 Ordinary Shares issued on Conversion
Ordinary Shares issued on Conversion of RPS will be issued credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive in full all dividends and other distributions declared, made or paid after they are issued.

AMP will make application to ASX for the quotation of Ordinary Shares issued on Conversion. Quotation is not guaranteed or automatic.

9.5.2 AMP Constitution
Set out below is a summary of the AMP Constitution, the rights attaching to Ordinary Shares and other relevant information concerning Ordinary Shares.

Copies of the AMP Constitution are available upon request free of charge (see Section 9.3.2).

Issue of further Shares
The Directors control the issue of shares, but must act in accordance with the AMP Constitution, the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

From time to time, AMP can issue shares with preferential, deferred or other rights relating to, among other things, dividends, voting, return of capital and payment of calls. This is subject to the AMP Constitution, Corporations Act, Listing Rules and any special rights conferred on the holders of any shares or class of shares.

Directors
The minimum number of Directors is three and the maximum number is 16. Ordinary Shareholders may vary the maximum number of Directors by special resolution to alter the AMP Constitution passed at a general meeting.

General meetings and notices
As a general rule, each Ordinary Shareholder is entitled to receive notice of, attend and vote at general meetings of AMP and to receive all notices, accounts and other documents required to be sent to Ordinary Shareholders under the AMP Constitution, the Corporations Act and the Listing Rules.

The quorum required for a meeting of Ordinary Shareholders is 25 shareholders present in person.

Voting
The general rule is that every registered Ordinary Shareholder present in person (or by a proxy, attorney or representative) at a meeting of Ordinary Shareholders has one vote on a show of hands, and one vote for each Ordinary Share held on a vote taken on a poll.

Dividends
Dividends declared by the Directors are payable to Ordinary Shareholders in proportion to the amounts paid on the Ordinary Shares they hold.

Winding-up
If AMP is wound-up (subject to any special or preferential rights attaching to any particular shares), Ordinary Shareholders are entitled to repayment of share capital paid up on their Ordinary Shares and to participate in the distribution of the surplus assets (if any) of AMP.

Shareholding statements and share registers
Subject to the Corporations Act and the AMP Constitution, the Board may decide to issue or not to issue share certificates. The Board has not issued, and does not intend to issue, share certificates.

Shareholders on the Australian and New Zealand registers will receive shareholding statements at the end of any month in which there has been a change to their holding on the register.

Ordinary Shareholders with a New Zealand address are generally registered on the New Zealand register. All other Ordinary Shares are registered on the Australian register. Ordinary Shareholders who wish to change between the Australian and New Zealand share registers must contact the AMP Securities Registry. Restrictions may apply to movement from the Australian to the New Zealand share register.

More than three joint holders of Ordinary Shares
If Ordinary Shares are owned by more than three persons, AMP may treat the three persons whose names appear first on AMP's register as the registered holders of the Ordinary Shares. AMP may disregard any other joint holders.

Ordinary Shareholding limitations

The AMP Constitution provides that for five years after 15 June 1998, a person must not acquire Ordinary Shares, or dispose of Ordinary Shares, if any person who is not entitled to any Ordinary Shares, or is entitled to less than 5% of the Ordinary Shares, would immediately after the acquisition or disposal, be entitled to 5% or more of the total number of Ordinary Shares. For the purposes of this summary, these limitations are called the post-listing limitations.

The words 'acquire', 'dispose' and 'entitled' have the same meanings as they have in Chapter 6 of the Corporations Act. (Note: These terms are very wide and, for example, are likely to include an agreement, arrangement, or understanding entered into by a shareholder with any other person relating to the transfer of any interest in Ordinary Shares, or the exercise of voting rights attached to Ordinary Shares.)

The post-listing limitations do not apply to AMP or its controlled entities or Directors (in that capacity).

The Board may:

- specify that either or both limitations do not apply to a particular person; or
- change the limitations to a different percentage for a particular person.

Any person who is entitled to too many Ordinary Shares in breach of either limitation must immediately cause their entitlement to be reduced to less than the limitation.

If a person is entitled to Ordinary Shares in excess of either limitation, each such Ordinary Share to which the person is entitled is called a 'Default Share'. The voting, dividend and winding-up rights attached only to those Default Shares in excess of the limitation will be automatically suspended. AMP is not liable to pay interest in respect of any suspended dividend.

For five years after 15 June 1998, the Board may give a shareholder notice requiring the shareholder to dispose of such number of their Default Shares as will ensure that, after the disposal, none of their remaining Ordinary Shares is a Default Share. If the Ordinary Shareholder does not comply with the notice, the Board may dispose of the number of Default Shares specified in the notice. The sale proceeds (less costs) will be remitted to the former holder of the Default Shares.

Transfer of Ordinary Shares

Generally, Ordinary Shareholders are (subject to the limitations on shareholdings set out above) able to sell or transfer Ordinary Shares without restriction.

Indemnification of AMP Directors and officers

The AMP Constitution provides that AMP indemnifies every person who is, or has been, an officer of AMP against any liability:

- for costs and expenses incurred by them in defending an action for liability allegedly incurred by that person as an officer or former officer of AMP; and
- incurred by them as an officer of AMP,

except in those circumstances prohibited by section 199A of the Corporations Act.

Ordinary Share trading history

Ordinary Shares have traded on ASX since 15 June 1998. During the three months ending on the day immediately before this Prospectus was lodged with ASIC:

- the highest recorded sale price of Ordinary Shares on ASX was A$16.85 on 17 June 2002; and
- the lowest recorded sale price of Ordinary Shares on ASX was A$12.70 on 6 August 2002.

The latest available recorded sale price of Ordinary Shares on ASX on 16 September 2002 (the last trading day before this Prospectus was lodged with ASIC) was A$12.94.

9.6 Summary of rights attaching to Preference Shares

Subject to the Ordinary Shareholders resolving to amend the AMP Constitution, at AMP's next annual general meeting in May 2003, to permit such issue, AMP proposes to issue Preference Shares each with a liquidated preference of A$100. The Preference Shares will be issued unpaid and held in the Trust.

Upon Exchange, the Issuer will transfer to each RPS Holder the same number of Preference Shares as the number of RPS held by that RPS Holder. The RPS will be redeemed upon Exchange. See clause 4.3 of the RPS Terms.

9.6.1 Entitlement to Dividends

There is no entitlement to a Dividend or any other payment in relation to Preference Shares until they are fully paid up. Upon payment in full, Dividends will be paid on:

(a) 24 April and 24 October of each year until Preference Shares are converted into Ordinary Shares, redeemed, bought back or cancelled;

(b) in relation to the Preference Shares being converted into Ordinary Shares on that date, each date of conversion;

(c) the date on which Preference Shares are redeemed.

A Dividend is only payable to those persons registered as Preference Share Holders 11 ASX Business Days prior to the Dividend payment date for that Dividend. An Optional Dividend is only payable to those persons registered as Preference Share Holders on the date prior to its payment that is determined by AMP in respect of that Optional Dividend.

Determination of Dividends

Dividends are calculated in the same way as Distributions are calculated in respect of RPS (see Section 2.6).

New Zealand Preference Share Holders may be paid any Dividends and other amounts due and payable under the Preference Shares in the New Zealand dollar equivalent.

Restrictions on AMP if no Dividends are paid

Dividends are non-cumulative. This means that if AMP does not pay a Dividend for a particular period in full, or does not pay a Dividend at all, then Preference Share Holders are not entitled to any unpaid amount in respect of that Dividend.

There is no assurance that Dividends will always be paid. However, if AMP does not pay a Dividend, AMP must not:

- declare or pay a dividend or make any distribution on any of its share capital other than any share capital that ranks in priority to Preference Shares; or
- redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital.

These restrictions will be lifted (unless APRA objects) once:

- two consecutive Dividends have been paid in full;
- an Optional Dividend has been paid to Preference Share Holders in accordance with the Preference Share Terms;
- all Preference Shares have been converted into Ordinary Shares, redeemed, bought back or cancelled; or

- a special resolution of the Preference Share Holders has been passed approving such action.

Dividend payment limitations
Payment of Dividends is subject to the same Payment Limitations as those relating to RPS (see Section 2.10). AMP has no liability to pay a Dividend if any of these events occur. Additionally, the Preference Share Holder has no claim or entitlement in respect of such non-payment.

Optional Dividends
The Directors of AMP may, at their discretion, determine Optional Dividends to be payable (subject to the above Payment Limitations).

9.6.2 Conversion
Conversion is the process by which, in certain circumstances, Preference Shares are replaced with Ordinary Shares. In these circumstances, AMP will deliver the Ordinary Shares to Preference Share Holders. In the case where a Preference Share Holder requires conversion into Ordinary Shares, AMP may (subject to law) choose to arrange the sale of those Preference Shares to a third party and deliver the cash proceeds to the Preference Share Holder within five ASX Business Days.

When can conversion occur?
Conversion of all or some of the Preference Shares into Ordinary Shares may occur in several instances triggered by Preference Share Holders, AMP or APRA. This includes a conversion right for Preference Share Holders where there is more than a material risk that the payment of Dividends to Preference Share Holders would be subject to Australian dividend withholding tax. The other circumstances in which conversion can occur are similar to those listed in Section 2.16 relating to RPS.

Each Preference Share that is converted will convert to one Ordinary Share and additional Ordinary Shares calculated on substantially the same basis as the Conversion Ratio for RPS (see Section 2.18) less one. However, unlike the Conversion Ratio for RPS, upon conversion, Preference Share Holders are only entitled to a flat 2.5% conversion discount. This ratio determines the number of Ordinary Shares which will be issued to the relevant Preference Share Holder. The ratio will be adjusted in certain circumstances (including where there is a bonus or rights issue, an off-market buy-back, a return of capital or a takeover bid).

If a Preference Share Holder requires conversion (other than in the case of an Acquisition Event), AMP may arrange for a third party to purchase each Preference Share from the Preference Share Holder at the greater of:
(a) A$100; and
(b) the value of the Minimum Conversion Number multiplied by the relevant VWAP.

If that happens, AMP must pay the proceeds to the Preference Share Holder within five ASX Business Days after the sale.

If a Preference Share Holder wishes to convert some (but not all) of their Preference Shares, the number of Preference Shares to be Converted must:
- be at least 10; and
- be such that the aggregate number of RPS held after Conversion is at least 10.

If AMP requires conversion of the Preference Shares into Ordinary Shares, Preference Share Holders will only receive Ordinary Shares. AMP may not choose to pay cash, and must convert all Preference Shares (and not some only).

As soon as practicable after becoming aware of an event which triggers conversion into Ordinary Shares, AMP must publish notice in certain newspapers notifying the Preference Share Holders of the same.

Ranking of Preference Shares upon conversion
Preference Shares rank equally amongst themselves and rank behind all AMP creditors.

A Preference Share confers all of the rights attaching to one Ordinary Share, but these rights do not take effect until the date of conversion into Ordinary Shares. Prior to conversion into Ordinary Shares:
(a) Preference Shares rank in priority to Ordinary Shares for the payment of Dividends; and
(b) where AMP is wound-up, Preference Share Holders are entitled to receive out of AMP's distributable assets, in respect of each Preference Share held, a cash payment equal to the sum of:
  (i) A$100, and
  (ii) the amount of any Dividend due but unpaid,
  before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind the Preference Shares. Beyond this amount, Preference Share Holders have no further entitlements upon the winding-up of AMP.

Where AMP has insufficient funds to pay all amounts referred to above upon a winding-up of AMP, Preference Share Holders and the holders of any other AMP shares which rank equally with Preference Shares on a winding-up will share in any distribution of AMP assets in proportion to the amounts to which they are respectively entitled.

Upon conversion of the Preference Shares into Ordinary Shares:
(a) all other rights or restrictions conferred on that Preference Share under the Preference Shares Terms will no longer have effect (except for rights relating to a Dividend which is due but has not been paid on or before the date of conversion into Ordinary Shares, which will subsist); and
(b) that Preference Share will rank equally with all other Ordinary Shares then on issue.

Conversion into Ordinary Shares does not constitute cancellation, redemption or termination of a Preference Share or an issue, allotment or creation of a new share (other than the Ordinary Shares allotted on conversion).

9.6.3 Redemption by AMP
If AMP has APRA's consent, it may redeem all (but not some) Preference Shares:
(a) after certain events which are broadly identical to a Regulatory Event or a Tax Event in relation to RPS (however, the right to redeem under the RPS Terms where APRA determines that the AMP Group is not entitled to treat RPS as Tier 1 regulatory capital is not applicable); or
(b) if the aggregate face value of the outstanding Preference Shares is less than A$100 million.

On redemption, AMP will redeem each Preference Share for the greater of:
(a) A$100; and
(b) the Minimum Conversion Number multiplied by the relevant VWAP.

9.6.4 Resetting the Terms
Reset dates are dates on which AMP may reset some of the Preference Shares terms. The setting of the reset dates for the Preference Shares occurs in the same manner as the setting of Reset Dates relating to RPS.

On a reset date, AMP may:
(a) reset certain terms (see below); or
(b) convert all Preference Shares into Ordinary Shares.

To do this, AMP must give notice to all Preference Share Holders at least 30 Business Days (but not more than six months) before a reset date.

The relevant term of the Preference Shares which may be reset by AMP at a reset date are the same as those terms that may be changed by the Issuer in relation to RPS (see Section 2.14).

If reset, the new terms will apply from and including the relevant reset date to, but excluding, the next reset date. AMP must notify each Preference Share Holder of any changes at least 50 ASX Business Days before the relevant reset date. If AMP does not give this notice, the existing terms will continue to apply until the next reset date.

9.6.5 Voting rights

A Preference Share will not entitle its Holder to vote at any general meeting of AMP except in the following limited circumstances:

- on a proposal to reduce share capital, that affects rights attached to the Preference Shares, to wind up AMP or for the disposal of the whole of AMP's business;
- on a resolution to approve a buy-back agreement;
- during a period in which a Dividend has been declared payable but has not been paid;
- during the winding-up of AMP.

9.6.6 Notices and reports

Preference Share Holders are entitled to receive notices of general meetings of AMP. Preference Share Holders can also request copies of other documents (including reports and accounts) provided by AMP to Ordinary Shareholders.

9.6.7 Issue of further Preference Shares by AMP

Until the date of conversion into Ordinary Shares, AMP is prohibited from issuing or converting any shares which would rank in priority to Preference Shares unless Preference Share Holders pass a special resolution approving this.

AMP is, however, entitled to issue further Preference Shares ranking equally with the existing Preference Shares. If AMP chooses to do so, this will not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

9.6.8 Rights to participate in new securities issue

Until the date of conversion into Ordinary Shares, Preference Shares confer no rights to subscribe for new AMP securities or to participate in any AMP bonus issues.

9.6.9 Quotation

AMP will use all reasonable endeavours to ensure quotation of Preference Shares on the stock exchanges on which Ordinary Shares are listed.

9.7 Summary of the Deed of Indemnity

The Issuer has entered into a Deed of Indemnity on 17 September 2002 with the Guarantor and AMP Services Limited (Administrator), both of whom are wholly-owned subsidiaries of AMP.

Under the Deed of Indemnity, the Administrator has agreed to:

- pay the Issuer a fee for agreeing to act as Responsible Entity calculated on an annual basis at a rate of 0.02% per annum of the aggregate face value of the Subordinated Notes held by it as at the commencement of each annual period; and
- pay or reimburse the Issuer on a quarterly basis for all expenses incurred in relation to the proper performance of its duties in respect of the Trust.

In addition, under the Deed of Indemnity the Guarantor has agreed to:

- indemnify the Issuer for all liabilities for which it is entitled to be indemnified under the Trust Constitution or at law; and
- indemnify each member of the Trust's compliance committee for any liabilities for which they are entitled to be indemnified under the Trust Constitution.

The Deed of Indemnity will terminate automatically on the date of final distribution following termination of the Trust, and on the retirement or removal of the Issuer as Responsible Entity, and may be terminated by the Administrator or the Guarantor if the Issuer ceases to be a related body corporate of either of them or AMP.

9.8 Summary of the Administration Deed

The Issuer has entered into an Administration Deed with AMP Services Limited (Administrator) and the Guarantor on 17 September 2002. The Administrator is a wholly-owned subsidiary of AMP.

Under the Administration Deed, the Administrator is to provide the Issuer with the administrative services in relation to the Trust. The services, which may be delegated with the Issuer's consent, are to be provided in accordance with certain performance standards, internal control processes, regular reports and compliance certificates, and include:

- unit registry services;
- accounting services;
- continuous disclosure services;
- compliance services; and
- miscellaneous services to be provided at the direction of the Issuer or AMP from time to time.

The Issuer will indemnify the Administrator against all liabilities arising out of the Administrator properly acting in accordance with any proper instructions or pursuant to the proper exercise of any duty. The indemnity does not apply where the liability results from any negligence or misconduct, any breach of the Administration Deed or any misrepresentation by the Administrator or any of its representatives, officers, agents or employees. The Issuer's liability to the Administrator is limited to the Issuer's indemnity under the Deed of Indemnity or out of the assets of the Trust.

The Guarantor unconditionally and irrevocably:

- guarantees the due and punctual performance by the Administrator of its obligations under the Administration Deed; and
- indemnifies the Issuer from and against all liabilities arising from a breach by the Administrator of the Administration Deed.

The Administration Deed is effective from the date the Trust is registered as a registered managed investment scheme under the Corporations Act. The Administration Deed will terminate automatically on the retirement or removal of the Issuer as Responsible Entity, and may be terminated:

- by the Issuer by giving the other parties not less than 90 days' notice; or
- by the Administrator or Issuer if the Issuer ceases to be a related body corporate of the Administrator, Guarantor or AMP.

9.9 Debt securities programme

The proceeds raised by the Issuer from the issue of RPS will be invested by the Issuer. The investment will take the form of the purchase by the Issuer of the Subordinated Notes to be issued by AMP UK under an

existing debt securities programme established by, among others, AMP UK for the issue of debt securities from time to time.

The Subordinated Notes will be included as cover for the minimum or notional margin of solvency required of AMP's United Kingdom subsidiaries by the United Kingdom Financial Services Authority. Interest on the Subordinated Notes will be cumulative, but may be deferred in certain circumstances. The Subordinated Notes may be redeemed in certain circumstances with the consent of APRA and the United Kingdom Financial Services Authority.

9.9.1 Status and form

The Subordinated Notes will constitute direct, unsecured and subordinated obligations of AMP UK and will rank pari passu, without any preference, amongst themselves.

9.9.2 Debt securities programme

The Subordinated Notes will be issued in accordance with the following documents to be executed by AMP UK and others:

- **Pricing Supplement**, which will set out the terms and conditions of the Subordinated Notes and will be supplemental to the Offering Circular dated 13 August 2002, issued in relation to the debt securities programme;
- **Supplemental Trust Deed**, which will amend the existing trust deed for the debt securities programme dated 13 August 2002 between AMP UK and others (as issuers), the Guarantor and Citicorp Trustee Company Limited to permit issues in registered form, and constitute the Subordinated Notes; and
- **Second Supplemental Agency Agreement**, which will amend the existing agency agreement for the debt securities programme dated 22 May 2000 between AMP UK and others (as issuers), the Guarantor, Citicorp Trustee Company Limited (as trustee) and Citibank, N.A. and others as paying agents to also appoint a registrar and paying agent for the Subordinated Notes.

9.9.3 Guarantee

The Guarantor will guarantee on a subordinated basis the payment of all sums due and payable by AMP UK in respect of the Subordinated Notes. The Guarantor's obligations will constitute direct, subordinated and unsecured obligations of the Guarantor ranking pari passu with the Guarantor's obligations under the Guarantee described in Section 9.10.

9.10 Summary of the Guarantee

The Guarantor will execute a Guarantee Deed Poll (Guarantee) on or about 17 September 2002 pursuant to which the Guarantor, subject to the Payment Limitations and Liquidation Limitations, will unconditionally and irrevocably guarantee payment to each RPS Holder of all amounts:

- due for payment, or which will or which remain unpaid, by the Issuer to the RPS Holder; and
- scheduled for payment under the RPS Terms but which are not able to be paid by the Issuer solely as a result of insufficient interest payments on the Subordinated Notes.

These payments are subordinated to the claims of prior ranking creditors of the Guarantor (to the extent that all claims of prior ranking creditors are paid in full before any claims of RPS Holders are paid) and prior to the commencement of a winding-up of the Guarantor:

- the obligations of the Guarantor to make payments are conditional upon the Guarantor being solvent at the time the payments and other amounts owing fall due; and
- no payment shall be made except to the extent that the Guarantor may make such payment and still be solvent immediately thereafter.

The Guarantor shall be considered solvent if it is able to pay its debts as they fall due, an ordinary creditor is not entitled to accelerate repayment of any financial indebtedness, and its Assets exceed its Liabilities (each as defined in the Guarantee).

These payments will be guaranteed on a subordinated basis by the Guarantor as set out in the Guarantee and rank:

- pari passu without any preference among themselves;
- behind all claims of prior ranking creditors, being:
  - all its present and future unsubordinated creditors whose claims would be entitled to be admitted in a winding-up of the Guarantor (ordinary creditors); and
  - the holders of the AMP Income Securities and all other present and future creditors of the Guarantor whose claims rank or are expressed to rank pari passu with such holders' claims;
- pari passu with all creditors whose claims against the Guarantor rank or are expressed to rank pari passu with RPS Holders claims under the Guarantee; and
- ahead of all claims expressed by their terms to be junior or subordinated to the claims of RPS Holders under the Guarantee.

The Guarantor will make payments without deduction for all taxes payable in Australia other than TFN or ABN withholding taxes.

The Guarantee Deed Poll provides that an RPS Holder must not take any action to commence a winding-up of the Guarantor.

The Guarantor will undertake in the Guarantee that, so long as any of the RPS is outstanding, unless AMP is in liquidation, the Guarantor will not permit, or take any action to cause, the liquidation, dissolution or winding-up of the Issuer or the Trust, other than with the prior written approval of APRA and a majority of RPS Holders.

The Guarantor may discharge its payment obligations under the Guarantee by procuring amounts due and payable to RPS Holders are paid by a wholly-owned subsidiary of the Guarantor incorporated outside Australia.

Any amendment to the RPS Terms which changes the rights and obligations of AMP or the Guarantor under the Guarantee does not bind the Guarantor unless approved by the Guarantor.

9.11 Summary of RPS Parent Deed Poll

AMP has entered into the RPS Parent Deed Poll on or about 17 September 2002 in favour of each RPS Holder. In this deed poll, AMP unconditionally and irrevocably undertakes to each RPS Holder:

- to at all times have a sufficient number of Ordinary Shares available for issue to allow Conversion of all outstanding RPS;
- issue on each Conversion Date such number of Ordinary Shares as are required to be issued to enable the Issuer to comply with its obligations to Convert RPS on that Conversion Date and do all other things required to be done by it to enable Conversion in accordance with the RPS Terms;
- subject to relevant resolutions being passed, to amend the AMP Constitution to permit the issue of Preference Shares, to immediately allot and issue Preference Shares, in accordance with the RPS Terms, on an unpaid basis to the Issuer and to do all things as are required to be done by it to enable Exchange;
- if RPS are to be Redeemed in accordance with the RPS Terms, in circumstances where the Subordinated Notes which form part of the assets of the Trust are not also being Redeemed in order to

fund the Redemption of RPS, to purchase such notes at the greater of:
(a) their outstanding aggregate principal amount plus accrued and unpaid interest on such Subordinated Notes; and
(b) the total amount which the Issuer is required to pay to Redeem RPS in accordance with the RPS Terms and pay any Distribution payable on the Redemption Date;

- to comply with all other things which are specified in the RPS Terms to be done or not done by it;
- to do all other things which are necessary to be done by it to enable the Issuer to comply with the Issuer's other obligations under the RPS Terms and the Trust Constitution; and
- to maintain all necessary corporate authorisations to enable it to perform any of these undertakings.

AMP has also agreed to pay all taxes payable in Australia arising out of the allotment and issue of Ordinary Shares and Preference Shares, as the case may be, and on the transfer of Preference Shares upon Exchange.

Any amendment to the RPS Terms which changes the rights and obligations of AMP under the RPS Parent Deed Poll does not bind AMP unless approved by AMP.

9.12 Offer Management Agreement

AMP, the Issuer, the Guarantor, the Administrator and the Lead Manager have entered into the Offer Management Agreement on or about 17 September 2002, under which AMP and the Issuer have appointed the Lead Manager as the lead manager, global coordinator and bookrunner of the Offer.

The Offer Management Agreement contains various representations and warranties, and imposes various obligations on AMP, the Guarantor and the Issuer, including representations, warranties and obligations to ensure that this Prospectus complies with the Corporations Act and any other applicable laws, and to conduct the Offer in accordance with the agreed timetable, the Listing Rules, this Prospectus and any applicable laws.

The Offer Management Agreement imposes an obligation on AMP to not make, agree to make or announce any issues of equity securities, long-term debt securities which are subordinated, or any securities convertible or exchangeable for any such equity securities or debt securities, for a period of 180 days after the date of the Offer Management Agreement without the Lead Manager's consent or under dividend, distribution or employee incentive plans or on exercise of existing securities.

Fees

The Lead Manager will receive subject to the terms of the Offer Management Agreement a:
(a) structuring and arranging fee of 0.40% of the gross proceeds of the Offer;
(b) management fee of 0.75% of the Institutional Proceeds (that is, the number of RPS allocated to participants in the Bookbuild multiplied by the Face Value);
(c) selling fee of 1.00% of the Retail Allocation Proceeds (that is, the number of RPS allocated to the Lead Manager, Co-managers and Participating Brokers in the Bookbuild for distribution to their retail clients multiplied by the Face Value); and
(d) selling fee of 0.85% of the Institutional Proceeds less the Retail Allocation Proceeds and 1.00% of Applications outside the Institutional Proceeds.

The Lead Manager will be responsible for paying management and selling fees to Co-managers and Participating Brokers.

AMP and the Issuer indemnify the Lead Manager and its related bodies corporate and each of their directors, officers and employees from and against all losses or claims made against them, arising out of or in connection with the appointment of the Lead Manager pursuant to the Offer Management Agreement. This indemnity is subject to exclusion of losses and claims resulting from negligence or wilful misconduct.

The Lead Manager may terminate its obligations under the Offer Management Agreement upon the occurrence of a number of customary termination events, including market changes and material adverse events affecting AMP or the Offer.

9.13 U.S. persons

In this Section 9.13, 'Securities' means RPS, Ordinary Shares, Preference Shares transferable upon Exchange of RPS, the Guarantee given by the Guarantor to RPS Holders, Subordinated Notes and the guarantee of the Subordinated Notes.

The Securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (Securities Act). Therefore, the Securities may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons. Accordingly, the Offer is not being made in the United States or to any U.S. person including, without limitation, any Ordinary Shareholder who is in the United States or a U.S. person or is holding on behalf of or for the account of a person in the United States or a U.S person. Neither this Prospectus nor the Application Forms will be sent to the United States or to a U.S. person.

By submitting an Application Form, the Applicant under the Offer will be deemed to have:
(a) acknowledged that the Securities have not been, and will not be, registered under the Securities Act, and may not be offered, sold or resold in the United States or for the account or benefit of, a U.S. person except in accordance with an available exemption from registration; and
(b) represented, warranted and agreed as follows:
   (i) it is not (A) in the United States or a U.S. person; and (B) is not acting for the account or benefit of a person in the United States (unless, in the case of clause (B) only, it is acting with investment discretion for such person or, if such person is a corporation or partnership, the Applicant or bidder is an employee of such person authorised to make the Application or bid);
   (ii) it is not engaged in the business of distributing securities or, if it is, it agrees that it will not offer, sell or resell in the United States or to a U.S. person (A) any Securities it acquires pursuant to the Offer at any time or (B) any Securities it acquires other than in the Offer until the end of 40 days after the date on which the Securities are allocated under the Offer provided, however that the foregoing shall not prohibit any sale of Securities in regular way transactions on ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States; and
   (iii) if it is entitled to receive any fees or commissions in connection with any purchase of Securities to which the Application or bid relates, it will not directly or indirectly pay or re-allow any portion of such fee or commission to any other person.

Any person who is in the United States, is a U.S. person or does not make the representation and warranty set forth above is not entitled

to acquire any Securities pursuant to this Prospectus.

Until 40 days after the commencement of the offer, an offer or sale of the Securities in the United States or to any U.S. person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

9.14 Consents

Each of the parties (referred to as Consenting Parties), who are named below:

(a) has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in paragraph (d) below;

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and/or a statement or report included in this Prospectus with the consent of that Consenting Party;

(c) has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and

(d) in the case of the tax counsel and Ratings Agencies, has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to the inclusion of a statement or report by that person in the form and context in which it appears in the Prospectus.

Role	Consenting Parties
Global Coordinator and Lead Manager	UBS Warburg Australia Limited
Legal Adviser	Mallesons Stephen Jaques
Auditors	Ernst & Young
Co-managers	Deutsche Securities Australia Limited ABN AMRO Morgans Limited Bell Potter Securities Limited Commonwealth Securities Limited JBWere Limited Macquarie Equity Capital Markets Limited Merrill Lynch Equities (Australia) Limited Salomon Smith Barney Australia Securities Pty Limited UBS Warburg Private Clients Limited
Tax Counsel	PricewaterhouseCoopers Securities Ltd
Ratings Agencies	Moody's Investors Service Pty Limited Standard & Poor's (Australia) Pty Limited

9.15 Interests of advisers

The following disclosures of interests and fees are made in relation to advisers' roles in connection with the Issuer and the Offer.

Ernst & Young has acted as the auditors for AMP and its controlled entities, and performed professional services to assist management in its due diligence enquiries on financial matters. AMP estimates that it will pay approximately A$165,000 (excluding disbursements and GST) to Ernst & Young. Further amounts may be paid to Ernst & Young in accordance with its normal time-based charges.

Mallesons Stephen Jaques has acted as legal adviser to AMP and the Issuer in relation to the Offer and has performed work in relation to preparing the due diligence and verification programme, and performing due diligence required on legal matters. In respect of this work, AMP estimates that it will pay approximately A$700,000 (excluding disbursements and GST) to Mallesons Stephen Jaques to the date of this Prospectus. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time-based charges.

UBS Warburg Australia Limited has acted as the Global Coordinator and Lead Manager of the Offer, in respect of which it will receive fees (see Section 9.12).

ABN AMRO Morgans Limited, Bell Potter Securities Limited, Commonwealth Securities Limited, Deutsche Securities Australia Limited, JBWere Limited, Macquarie Equity Capital Markets Limited, Merrill Lynch Equities (Australia) Limited, Salomon Smith Barney Australia Securities Pty Limited and UBS Warburg Private Clients Limited will act as Co-managers of the Offer. The Lead Manager will be responsible for fees payable to the Co-managers, which will be 1.75% of the aggregate Face Value of all of the RPS allocated to that Co-manager as a participant in the Bookbuild.

PricewaterhouseCoopers Securities Ltd has acted as tax counsel to AMP and the Issuer in relation to the Offer and has performed work in relation to the due diligence and verification programme and prepared the Taxation Letter included in Section 8 in this Prospectus. In respect of this work, AMP estimates that it will pay approximately A$160,000 (excluding disbursements and GST) to PricewaterhouseCoopers Securities Ltd. Further amounts may be paid to PricewaterhouseCoopers in accordance with its normal time-based charges.

Except as set out above:

- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- nor the Lead Manager to the Offer;

holds at the time of lodgment of this Prospectus with ASIC, or has held in the two years before lodgment of this Prospectus with ASIC, any interest in:

- the formation or promotion of AMP or the Trust; or
- the Offer; or
- any property acquired, or proposed to be acquired, by AMP or the Trust in connection with the formation or promotion of AMP or the Trust, or with the Offer,

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of AMP or the Trust or with the Offer.

9.16 Directors' interests

Except as set out below, no director or proposed director of AMP or the Issuer, nor any firm in which any director or proposed director is a partner, has, or has had in the two years before lodgment of this Prospectus with ASIC, any interest in:

- the formation or promotion of AMP or the Trust; or
- the Offer; or
- any property acquired, or proposed to be acquired, by AMP or the Trust in connection with the formation or promotion of AMP or the Trust, or with the Offer.

Except as set out below, no amount (whether in cash or shares or otherwise) has been paid or agreed to be paid, nor has any benefit been given or agreed to be given, to any director or proposed director of AMP or the Issuer, nor any firm in which any director or proposed director is a partner, either to induce them to become, or to qualify them as, a director or otherwise for services provided by them in connection with the formation or promotion of AMP or the Trust or with the Offer.

The tables below set out any interest in the Trust, Ordinary Shares and other AMP securities held by directors of AMP and the Issuer.

AMP Limited Directors' Interests as at 16 September 2002

Director	Trust	Ordinary Shares	Options over Ordinary Shares	Rights to Ordinary Shares	AMP Income Securities
Stan Wallis	Nil	26,000	Nil	Nil	Nil
Paul Batchelor	Nil	146,371	1,482,980	60,000	Nil
Sir Malcolm Bates	Nil	5,000	Nil	Nil	Nil
Patricia Cross	Nil	10,000	Nil	Nil	Nil
Richard Grellman	Nil	7,500	Nil	Nil	Nil
Lord Killearn	Nil	12,623	Nil	Nil	Nil
Paul Mazoudier	Nil	2,600	Nil	Nil	Nil
Ian Renard	Nil	5,085	Nil	Nil	50
Peter Willcox	Nil	12,000	Nil	Nil	Nil

AMP Henderson Global Investors Limited Directors' Interests as at 16 September 2002

Director	Trust	Ordinary Shares	Options over Ordinary Shares	AMP Income Securities
Stephen Dunne	Nil	525	107,500	Nil
Christian Jago	Nil	1,442	43,000	Nil
Rob Morrison	Nil	771	99,500	Nil
Mark O'Brien	Nil	3,631	93,000	Nil
Mervyn Peacock	Nil	5,780	135,000	Nil
Jack Ritch	Nil	788	192,000	Nil

9.17 Directors of AMP and the Issuer

AMP Limited directors
Stan Wallis AC (Chairman)
Paul Batchelor
Sir Malcolm Bates
Patricia Cross
Richard Grellman
Lord Killearn
Paul Mazoudier
Ian Renard
Peter Willcox

AMP Henderson Global Investors Limited directors
Jack Ritch (Managing Director)
Stephen Dunne
Christian Jago
Rob Morrison
Mark O'Brien
Mervyn Peacock

9.18 ASX waivers

The Issuer and AMP have sought waivers or confirmations from ASX in respect of the following matters:

- Listing Rule 1.1, Condition 5 has been waived to the extent necessary to permit RPS Holders to Convert their RPS into Ordinary Shares;
- Listing Rule 1.3.5 has been waived in respect of the Trust;
- Listing Rule 2.1, Condition 2 has been waived to the extent necessary to permit AMP and the Issuer to have a combined issue price for RPS and the Options on the basis that RPS and the Options are treated as one security and that security has an issue price of at least 20 Australian cents;
- Listing Rules 6.5 and 6.6 have been waived to the extent necessary to permit the unpaid Preference Shares issued to the Trust not to comply with the Listing Rules until on Exchange they become fully paid and invested with voting, distribution and return of capital rights;
- Listing Rule 6.10 has been confirmed as not applying to the change of the Distribution and the frequency and timing of the Distribution Payment Dates (among other terms) on a Reset Date;
- Listing Rule 6.12 has been waived to the extent necessary to permit Redemption, Conversion and Exchange in accordance with the Trust Constitution;
- Listing Rule 7.1 has been waived to the extent necessary to permit AMP, in calculating the number of Ordinary Shares it may issue, to notionally convert RPS at the market price of Ordinary Shares at the date of offer or issue of RPS;
- Listing Rule 10.1 has been waived to the extent necessary to permit the transfer of a 'substantial asset' of the Trust without the Ordinary Unitholder's approval in respect of a Redemption, Conversion or Exchange;
- Listing Rules 11.1 and 11.2 have been waived to the extent necessary to permit a 'significant change' on a Redemption, Conversion or Exchange without the Ordinary Unitholder's approval, provided the Issuer gives ASX all requisite information regarding the 'significant change'; and
- Listing Rule 10.11 has been waived to the extent it applies to the holdings of RPS by directors of AMP and the Issuer, or by AMP and its controlled entities in any capacity and the holdings of Ordinary Shares or Preference Shares by a related party following Conversion or Exchange.

9.19 ASIC relief

Declarations, modifications and exemptions from the application of provisions of the Corporations Act have been made or granted by ASIC in relation to the following matters:

- a modification under section 741(1) of the Corporations Act to permit the on-sale of Preference Shares by the Issuer to RPS Holders within 12 months of their issue to the Trust;
- a modification under section 601QA(1)(b) of the Corporations Act to permit that the procedures for making and dealing with a withdrawal request set out in the Trust Constitution in respect of Redemption, Conversion and Exchange are the only withdrawal procedures to be followed;
- an exemption under section 741(1) of the Corporations Act to permit a single bank account to be used for the deposit of Application moneys for RPS and Options;
- a declaration under section 741(1) of the Corporations Act to permit AMP and the Issuer to lodge this Prospectus with ASIC without the inclusion of the Distribution Rate (as determined by the Margin and the Market Rate) and to include the Distribution Rate in the printed copy of the Prospectus.

9.20 Consents to lodgment

Each director of the Issuer and AMP has given, and not withdrawn, their consent to the lodgment of this Prospectus with ASIC.

Jack Ritch, Managing Director
AMP Henderson Global
Investors Limited

Stan Wallis, Chairman
AMP Limited

Appendix A
RPS Terms

1 Face Value

These are the terms on which each RPS will be issued in consideration of the payment of the Face Value. The face value of each RPS will be $100 ('**Face Value**').

2 Distributions

2.1 Distributions

Subject to these terms, the Holder on the relevant Record Date of each RPS is entitled to receive on each relevant Distribution Payment Date a distribution ('**Distribution**') calculated in accordance with the following formula:

$$\text{Distribution} = \frac{\text{Distribution Rate x Face Value x N}}{365}$$

where:

Distribution Rate is:

(a) for the period to the first Reset Date, the aggregate of the Market Rate prevailing as at the Issue Date and a margin of [ ]% ('**Initial Margin**') expressed as a percentage per annum; and

(b) for the period between succeeding Reset Dates, the aggregate of the Market Rate and the Margin expressed as a percentage per annum, each as determined by the Parent in accordance with clause 6; and

N is the number of days from (and including) the Issue Date or the preceding Distribution Payment Date (whichever is the later) until (but not including) the relevant Distribution Payment Date.

2.2 Payment of Distribution

The payment of a Distribution is subject to:

(a) the Liquidation Limitations not preventing that Distribution being paid;

(b) no appointment of an administrator or a liquidator to the Parent nor the making of an order or passing of an effective resolution for the winding-up of the Parent;

(c) Retained Profits being positive;

(d) such payment not resulting in the Capital Adequacy Ratio of the Parent Group (on a consolidated basis) not complying with APRA's guidelines as they are applied to the Parent Group at the time;

(e) the amount of the Distribution not exceeding Distributable Profits;

(f) the Directors of the Parent in their sole discretion having resolved that the Distribution not be paid, where the Directors of the Parent have not declared a dividend on the Ordinary Shares at any time in the 12 months which immediately precedes the Distribution, and the Parent having notified the Issuer of such resolution; or

(g) APRA not otherwise objecting to the payment of the Distribution.

The Parent must notify the Issuer if, at any time, it becomes aware that all or any part of a Distribution cannot be paid because of any provision of this clause 2.2.

Notwithstanding the foregoing, if the Directors of the Parent, at their discretion and with the consent of APRA, have resolved that Optional Distributions are to be paid and the Parent has notified the Issuer of such resolution, the Issuer must pay those Optional Distributions, subject to the Liquidation Limitations.

2.3 Non-cumulative Distributions

If and to the extent that all or any part of a Distribution is not paid because of any provision of clause 2.2:

(a) the Trust and the Issuer have no liability to pay such Distribution and, notwithstanding the ability for an Optional Distribution to be paid, the Holder has no claim or entitlement in respect of such non-payment; and

(b) any income derived by the Trust in respect of a relevant Distribution Period and not subsequently distributed to Holders prior to the end of the relevant financial year will be distributed to the Ordinary Unitholder unless a Liquidation Limitation exists.

2.4 Calculation of Distributions

All calculations of Distributions will be rounded to four decimal places. For the purposes of making any payment of a Distribution in respect of a Holder's aggregate holding of RPS, any fraction of a cent will be disregarded.

2.5 Distribution Payment Dates

Subject to this clause 2, Distributions will be payable on an RPS in arrears on:

(a) 24 April 2003 and thereafter semi-annually on each 24th day of October and April, (or in the case of a change in the terms of the RPS pursuant to clause 6.1(c) in accordance with such change), until the RPS are Converted, Exchanged, redeemed or cancelled; and

(b) the Exchange Date; and

(c) in relation to the RPS being Converted on that date, each Conversion Date; and

(d) the Redemption Date.

2.6 Record Dates

A Distribution is only payable to those persons registered as Holders on the Record Date for that Distribution. An Optional Distribution is only payable to those persons registered as Holders on the Record Date in respect of the Optional Distribution.

2.7 Deductions

The Issuer must deduct from any Distribution or other amount payable to a Holder the amount of any withholding or other tax, duty or levy required by any law, treaty, regulation or official administrative pronouncement to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Issuer to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by the Issuer.

The Issuer shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law or otherwise and shall, if required by any Holder, deliver to that Holder a copy of the

relevant receipt issued by the revenue authority without unreasonable delay after the original receipt is received by the Issuer.

2.8 Restrictions in case of non-payment

If, for any reason, a Distribution has not been paid in full, the Parent must not:

(a) declare or pay a dividend or make any distribution on any of its outstanding share capital other than share capital that by its terms of issue is expressed to rank in priority for participation in profits to the Preference Shares (or, if the Preference Shares have not yet been issued, to any class of share capital of the Parent outstanding as at the Issue Date); or

(b) redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital,

unless:

(c) two consecutive semi-annual Distributions stated to be payable on the RPS thereafter have been paid in full (or the number of Distributions for an equivalent period if the frequency of payment is other than semi-annually); or

(d) an optional distribution ('**Optional Distribution**') has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding semi-annual Distributions prior to the date of payment of the Optional Distribution (or the number of Distributions for an equivalent period if the frequency of payment is other than semi-annually); or

(e) all RPS have been Converted, Exchanged, redeemed or cancelled; or

(f) a Special Resolution of Holders has been passed approving such action,

and APRA does not otherwise object to such payment, distribution, Conversion, Exchange, redemption, reduction or acquisition.

2.9 Optional Distribution funded by issue of Ordinary Shares

If and to the extent that all or any part of a Distribution is not paid because of any of the provisions of clauses 2.2(b)–(g) inclusive, then subject to the consent of APRA and the Liquidation Limitations:

(a) the Directors of the Parent may:

(i) issue such number of Ordinary Shares as are required by this clause 2.9 to a third party broker;

(ii) procure that that third party broker sells those Ordinary Shares on market; and

(iii) as consideration for clauses 2.8(a) and (b) not applying, pay an amount equal to the proceeds of such sale less any brokerage and other costs incurred by the Parent in relation to such sale ('**Net Proceeds**') to the Issuer for payment to the Holders as an Optional Distribution, such payment to be made on the date such Optional Distribution is to be paid to the Holders; and

(b) upon receipt, the Issuer must immediately apply the amount equal to the Net Proceeds in making such Optional Distribution.

The number of Ordinary Shares required by this clause 2.9 is such number which when sold in accordance with paragraph (a)(ii) will result in the Net Proceeds being not less than the unpaid amount of the two immediately preceding semi-annual Distributions prior to the date of payment of the Optional Distribution (or the number of Distributions for an equivalent period if the frequency of payment is other than semi-annually).

This clause does not limit the means by which an Optional Distribution may be made or funded.

3 Conversion

3.1 Conversion by the Holder

(a) Subject to the option in paragraph (f), a Holder may require the Issuer to Convert all or some of its RPS into Ordinary Shares in the circumstances set out in paragraphs (b), (c) and (d) by giving a notice to the Issuer in compliance with clause 3.5.

(b) A Holder may require the Issuer to Convert its RPS into Ordinary Shares by notice given at least 35 ASX Business Days (but no more than three months) before a Reset Date. In that event, the Conversion Date is the Reset Date immediately following the giving of the notice.

(c) A Holder may require the Issuer to Convert its RPS into Ordinary Shares at any time, provided that if notice is given under this paragraph (c):

(i) the Conversion Date is the last ASX Business Day of the second month following the month in which the Holder's notice is received by the Issuer; and

(ii) for the purposes of clause 3.3, the Conversion Ratio will equal the Minimum Conversion Number.

(d) If a Conversion Event occurs, a Holder may require the Issuer to Convert its RPS into Ordinary Shares by notice given at any time after the Conversion Event occurs, but no later than 20 ASX Business Days after the publication of notice of the occurrence of the Conversion Event under paragraph (g). In that event, the Conversion Date will be:

(i) the last ASX Business Day of the second month following the month in which the Holder's notice is received by the issuer; or

(ii) in the case of an Acquisition Event, the last ASX Business Day of the second week following the week in which the Holder's notice is received by the Issuer.

(e) To be valid, a notice under this clause 3.1 must indicate under which paragraph of this clause 3.1 the Holder is giving notice.

(f) If a Holder gives notice under paragraphs (b), (c) or (d) (other than in the case of an Acquisition Event) and subject to compliance with the Corporations Act, if the Directors of the Parent resolve that a third party should be procured to purchase the RPS in accordance with this clause 3.1(f) and the Parent has notified the Issuer of such resolution, then the Issuer must:

(i) no later than 21 ASX Business Days prior to the relevant Conversion Date, notify the Holder that it intends to procure that a third party purchases the RPS rather than Convert the RPS;

(ii) procure that a third party purchases the RPS in respect of which the notice under paragraphs (b), (c) or (d) was given for a price equal to the greater of:

(A) the VWAP during the relevant Reference Period multiplied by the Minimum Conversion Number; and

(B) the Face Value of the RPS; and

(iii) send the proceeds to the Holder within five ASX Business Days following the day which would have otherwise been the relevant Conversion Date.

(g) The Issuer must notify Holders of the occurrence of a Conversion Event by publishing a notice in The Australian Financial Review or any other daily financial newspaper in Australia of national circulation which specifies the particular Conversion Event, as soon as practicable after becoming aware of the applicable event.

(h) The Parent must notify the Issuer as soon as practicable after becoming aware of the occurrence of a Conversion Event.

(i) Once a Holder has given a notice under paragraphs (b), (c) or (d), that Holder must not deal with, transfer or dispose of or otherwise encumber the RPS the subject of the notice.

(j) If a Holder wishes to Convert some (but not all) of the RPS held by it, the Holder may only do so in respect of RPS having:
(i) an aggregate minimum Face Value of $1,000; and
(ii) a maximum aggregate Face Value equal to that Holder's entire holding less $1,000.

3.2 Conversion by the Issuer

(a) If the Directors of the Parent resolve that Conversion should occur in accordance with this clause 3.2 and the Parent has notified the Issuer of such resolution, the Issuer must Convert all (but not some only) of the RPS by giving notice to Holders:
(i) at least 30 ASX Business Days (but not more than six calendar months) before a Reset Date; or
(ii) at any time, if a Regulatory Event or a Tax Event occurs; or
(iii) sent not later than five ASX Business Days after the Issuer has published a notice under clause 3.1(g) in relation to an Acquisition Event; or
(iv) at any time, if a Holder Event occurs; or
(v) at any time, if the aggregate Face Value of all outstanding RPS is less than $100,000,000.

The Conversion Date will be the date specified in the notice, but the Conversion Date:
(A) in the case of paragraph (i), must be the Reset Date;
(B) in the case of paragraphs (ii) and (v), must be at least 30 ASX Business Days after the date of the notice, provided that in the case of the Regulatory Event referred to in paragraph (c) of the definition of Regulatory Event, the Conversion Date must be at least 45 ASX Business Days after the date of the notice; and
(C) in the case of paragraphs (iii) and (iv), must be no earlier than the last ASX Business Day of the week following the date of the notice.

(b) If, at any time, the condition precedent in clause 4.1 has not been satisfied, the Issuer must Convert all (but not some only) of the RPS by giving notice to Holders in the circumstances in which Exchange would otherwise be required under clause 4.2(a). The Conversion Date will be the date specified in the notice, but must be no earlier than the last ASX Business Day of the week following the date of the notice.

3.3 Ordinary Shares to be issued

(a) Upon Conversion, each RPS will entitle the Holder to be allotted a number of Ordinary Shares equal to the conversion ratio, where, subject to clause 3.1(c)(ii) and to paragraph (b), the conversion ratio is an amount calculated in accordance with the following formula ('**Conversion Ratio**'):

$$\text{Conversion Ratio} = \frac{\text{Face Value}}{\text{VWAP} - [\text{CD} \times \text{VWAP}]}$$

where:

CD means, subject to clause 6, the Conversion discount of 2.5% or, in the case of Conversion pursuant to clause 3.2(a)(ii) as a result of the occurrence of the event described in paragraph (c) of the definition of Regulatory Event, 4.0% ('**Conversion Discount**'); and

VWAP means the VWAP during the relevant Reference Period.

(b) The Conversion Ratio shall not be less than the Minimum Conversion Number nor greater than the Maximum Conversion Number, where:

Minimum Conversion Number means:
(i) as at the Issue Date, 4.4593; and
(ii) thereafter, and subject to clauses 6.1 and 6.2, the number determined in accordance with clauses 3.6 to 3.12 inclusive as those clauses apply from time to time, so long as successive applications of these clauses, if any, will be based upon the Minimum Conversion Number applying immediately prior to the application of the relevant clause (referred to in clauses 3.7 to 3.9 inclusive as CN_o); and

Maximum Conversion Number means:
(i) as at the date the RPS are issued, 100; and
(ii) thereafter, the number determined in accordance with clauses 6.1 and 6.2.

(c) Where the total number of additional Ordinary Shares to be allotted on Conversion to a Holder includes a fraction, that number will be rounded down to the next whole number.

3.4 Conversion mechanics

On the relevant Conversion Date for the Conversion of RPS into Ordinary Shares:

(a) the Issuer will transfer to the Parent such proportion of the Assets of the Trust at that time as the Face Value of the RPS to be Converted bears to the aggregate Face Value of all RPS outstanding on the relevant Conversion Date. Any Preference Shares to be transferred will be redeemed for nil consideration and cancelled by the Parent;
(b) as part consideration for that transfer, the Parent will pay to the Issuer on the Conversion Date the greater of:
(i) accrued and unpaid interest on such proportion of the Assets of the Trust; and
(ii) the amount required by the Issuer to pay a Distribution in respect of the RPS being Converted on the Conversion Date;
(c) the Parent will issue to the Holder the number of Ordinary Shares calculated in accordance with clause 3.3. Those Ordinary Shares will rank equally with all other fully paid Ordinary Shares then on issue and the Parent will issue a statement that the Holder of those Ordinary Shares holds shares so ranking; and
(d) in consideration of the matters set out in this clause 3.4, the RPS will be redeemed in accordance with the Constitution and all other rights or restrictions conferred on that RPS under these terms will no longer have effect (except for rights relating to a Distribution which is due, but has not been paid, on or before the Conversion Date which will subsist).

The allotment of Ordinary Shares and the redemption of the RPS in accordance with this clause 3.4 is, for the purposes of these terms, together termed '**Conversion**'.

3.5 Conversion notices

(a) Any notice given by the Parent, the Issuer or a Holder under this clause 3 is irrevocable. The Issuer must immediately notify the Parent of the receipt of any such notice received from a Holder.
(b) A notice given by a Holder must be accompanied by evidence of title reasonably acceptable to the Issuer for the RPS being Converted and is not taken to be a valid notice unless and until such evidence is received by the Issuer.
(c) A form of notice which may be used by Holders must be made available by the Issuer upon request.
(d) If the Issuer has received from a Holder a valid Conversion notice under clause 3.1(c) in respect of all of that Holder's RPS, any Conversion notice subsequently issued by the Issuer under clause 3.2 will not apply to that Holder's RPS.
(e) If the Issuer has issued to a Holder a valid Conversion notice under clause 3.2 in respect of all of that Holder's RPS or a valid notice of redemption under clause 5, any Conversion notice given

by that Holder under clause 3.1(b) or clause 3.1(d) which is subsequently received by the Issuer will not be valid.

(f) Where the Issuer has received from a Holder a valid Conversion notice under clause 3.1 in respect of some only of that Holder's RPS, any Conversion notice subsequently issued by the Issuer under clause 3.2, or any notice of redemption subsequently issued by the Issuer, to that Holder will apply to those RPS held by that Holder which were not the subject of the Conversion notice received by the Issuer from that Holder.

(g) For the purposes of paragraph (f), the Issuer may apply such adjustments, if any, as the Issuer reasonably considers necessary to reflect the fact that the relevant notice will apply to a lesser holding of RPS.

(h) If the Issuer receives a Conversion notice from a Holder under clause 3.1 at the same time as the Issuer issues a Conversion notice under clause 3.2 or a notice of redemption under clause 5, the notice issued by the Issuer will be treated as having been issued prior to the time the Conversion notice from the Holder was received.

(i) A notice is taken to be issued by the Issuer for the purposes of this clause 3.5 when it is mailed in a prepaid envelope to an address or sent to a fax number permitted by the Constitution, irrespective of when it is actually received by the Holder. This paragraph (i) does not limit the means by which the Issuer may serve notices upon a Holder.

3.6 Adjustment to VWAP

For the purposes of calculating the VWAP in the formula in clause 3.3:

(a) where, on some or all of the ASX Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as *cum* dividend or *cum* any other distribution or entitlement (*Ex* Date) and the RPS will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that entitlement, then the VWAP on the ASX Business Days on which those Ordinary Shares have been quoted *cum* dividend, *cum* other distribution or *cum* entitlement shall be reduced by an amount (*Cum* Value) equal to:

(i) (in case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is a resident of Australia and a natural person under the Tax Act;

(ii) (in the case of any other entitlement which is traded on ASX on any of those ASX Business Days), the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the ASX Business Days on which those entitlements were traded; or

(iii) (in the case of any other entitlement not traded on ASX during the Reference Period), the value of the entitlement as reasonably determined by the Directors of the Parent; and

(b) where, on some or all of the ASX Business Days in the Reference Period, Ordinary Shares have been quoted *ex* dividend, *ex* other distribution or *ex* entitlement, and the RPS will Convert into Ordinary Shares which would be entitled to receive the relevant dividend, other distribution or entitlement, the VWAP on the ASX Business Days on which those Ordinary Shares have been quoted ex dividend, *ex* other distribution or *ex* entitlement shall be increased by the *Cum* Value.

3.7 Adjustments for bonus and rights issues

(a) Subject to paragraphs (b) and (c) below, if the Parent makes a pro rata bonus issue, or a rights issue, of Ordinary Shares to holders of Ordinary Shares generally, the Minimum Conversion Number shall be adjusted immediately in accordance with the following formula:

$$CN = CN_0 \times P \times \left[\frac{(RD + RN)}{(RD \times P) + (RN \times A)} \right]$$

where:

CN means the Minimum Conversion Number applying immediately after the application of this formula as provided for in clause 3.3;

CN_0 means the Minimum Conversion Number applying immediately prior to the application of this formula as provided for in clause 3.3;

P means the VWAP during the period from the first ASX Business Day after the announcement of the bonus issue or rights issue to ASX up to and including the last ASX Business Day of trading *cum* bonus issue or *cum* rights issue as applicable;

RD means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the bonus issue or the rights issue;

RN means the number of Ordinary Shares issued pursuant to the bonus issue or the rights issue; and

A means the subscription or unit price per Ordinary Share for the rights issue and is zero in the case of a bonus issue.

(b) No adjustment to the Minimum Conversion Number shall occur if A exceeds P.

(c) Paragraph (a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top-up plan or a dividend reinvestment plan.

3.8 Adjustments for off-market buy-backs

(a) Subject to paragraph (b) below, if the Parent undertakes an off-market buy-back of Ordinary Shares, the Minimum Conversion Number shall be adjusted immediately in accordance with the following formula:

$$CN = CN_0 \times P \times \left[\frac{(BD - BN)}{(BD \times P) - (BN \times A)} \right]$$

where:

CN means the Minimum Conversion Number applying immediately after the application of this formula as provided for in clause 3.3;

CN_0 means the Minimum Conversion Number applying immediately prior to the application of this formula as provided for in clause 3.3;

P means the VWAP during the 20 ASX Business Days prior to the announcement of the buy-back;

BD means the number of Ordinary Shares on issue immediately prior to the buy-back;

BN means the number of Ordinary Shares bought back; and

A means the buy-back price per Ordinary Share.

(b) No adjustment to the Minimum Conversion Number shall occur if P exceeds A.

3.9 Adjustment for return of capital or Capital Distribution

If the Parent makes a return of capital or there is a Capital Distribution to holders of Ordinary Shares (other than by way of a share buy-back), the Minimum Conversion Number shall be adjusted in accordance with the following formula:

$$CN = CN_0 \times \left[\frac{P}{(P - C)} \right]$$

where:

CN means the Minimum Conversion Number applying immediately after the application of this formula as provided for in clause 3.3;

CN_0 means the Minimum Conversion Number applying immediately prior to the application of this formula as provided for in clause 3.3;

P means the VWAP during the period from the first ASX Business Day after the announcement of the return of capital to ASX up to and including the last ASX Business Day of trading *cum* the return of capital; and

C means:

(a) with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors of the Parent) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount so that the difference between P and C is greater than zero); and

(b) with respect to a Capital Distribution, the amount of such Capital Distribution.

3.10 Adjustment for capital reconstruction

If at any time the Ordinary Shares are reconstructed, consolidated, divided or reclassified (other than by way of a bonus issue, which is dealt with under clause 3.7) into a lesser or greater number of securities, the RPS must, in accordance with the ASX Listing Rules (as they apply to the Issuer), be reconstructed, consolidated, divided or reclassified by the Issuer on the same basis and the Face Value (for the purpose of calculating the Distributions on the RPS and the Conversion Ratio in clause 3.3) shall be adjusted by the Issuer in such manner as the Parent determines is appropriate and notifies to the Issuer.

3.11 Adjustment to the Conversion Ratio for an Acquisition Event

In the case of Conversion under clause 3.1(d) or clause 3.2(a)(iii) in relation to an Acquisition Event, the formula in clause 3.3 will be used and the denominator of the formula in clause 3.3 will be the lesser of:

(a) 97.5% of the amount calculated as follows ('**Offer Price**'):

(i) in the case of an off-market bid (as defined in the Corporations Act) or a scheme of arrangement under Part 5.1 of the Corporations Act:

(A) the cash consideration offered (as at the date when the Conversion notice is given) in respect of each Ordinary Share under the bid or scheme of arrangement; plus

(B) if the consideration offered for each Ordinary Share includes any amount which is not cash, the value of the non-cash consideration as determined by an independent expert appointed by the Parent (who shall act as an expert) proposed at the time of announcement of the scheme of arrangement or, in the case of a bid, at the date of the announcement or, if the non-cash consideration has been increased after the announcement, the date of the most recent increase prior to the date when the Conversion notice is given; or

(ii) in the case of a market bid, the cash price offered under the bid as at the time when the Conversion notice is given; and

(b) the VWAP over the 20 ASX Business Days immediately preceding the announcement of the takeover bid or the scheme of arrangement plus 75% of the amount calculated by subtracting that VWAP from the Offer Price.

3.12 Discretion in adjustment of Conversion mechanism

Where:

(a) any of the adjustment provisions set out in clauses 3.6 to 3.11 inclusive or the number of Ordinary Shares to be allotted on Conversion of the RPS, is not, in the reasonable opinion of the Parent, appropriate in any particular circumstances (including for the reason that more than one adjustment provision applies to a particular occurrence); or

(b) the Parent makes a distribution other than by way of dividend in the ordinary course of business or makes a pro rata offer to holders of Ordinary Shares to subscribe for, or purchase, securities in any company other than the Parent in a way which does not, in the reasonable opinion of the Parent, result in an appropriate adjustment to the Minimum Conversion Number; or

(c) any other event occurs in relation to the Parent that may have a diluting or concentrative effect on the value of the Ordinary Shares, and the Parent determines that any such occurrence would, in the reasonable opinion of the Parent, affect the relative values of the RPS and the Ordinary Shares,

the Parent may:

(i) make such alterations to the Minimum Conversion Number or the Conversion Discount as the Parent reasonably considers appropriate or necessary to maintain that relativity; or

(ii) extend an entitlement to the Holders to participate in such distribution or pro rata offer based upon the number of Ordinary Shares to which those Holders would have been entitled if their RPS had been Converted on a date nominated by the Parent and adapting the formula in clause 3.3 as the Parent reasonably considers appropriate to maintain the relativity.

The Parent will notify the Issuer of any alteration or entitlement extended to Holders made by it pursuant to this clause 3.12.

4 Exchange

4.1 Condition to Exchange

The operation of this clause 4 is subject to the condition precedent that the Parent has issued the Preference Shares and that the Assets of the Trust include the same number of unpaid issued Preference Shares as the number of RPS on issue. Upon that condition precedent being fulfilled, the terms of this clause 4 will have immediate effect.

4.2 Exchange by the Issuer

(a) The Issuer must Exchange all of the RPS by giving notice to Holders:

(i) if APRA so directs; or

(ii) if:

(A) there is an appointment of an administrator or a liquidator to the Parent or an order is made or an effective resolution is passed for the winding-up of the Parent;

(B) Retained Profits are negative;

(C) APRA determines in writing that the Capital Adequacy Ratio of the Parent Group does not comply with APRA's guidelines as they are applied to the Parent Group at the time; or

(D) APRA issues a written directive requiring the Parent to increase its capital.

The Exchange Date will be the date specified in the notice, but must be no earlier than the last ASX Business Day of the week following the date of the notice; and

(b) If at any time following a Regulatory Event or a Tax Event, the Directors of the Parent resolve that Exchange should occur and the Parent has notified the Issuer of such resolution, the Issuer must Exchange all (but not some) of the RPS by giving notice to Holders.

The Exchange Date will be the date specified in the notice, but must be at least 30 ASX Business Days after the date of the notice.

4.3 Exchange mechanics

On the Exchange Date, the Issuer will transfer to each Holder for nil consideration the same number of unpaid Preference Shares as the number of RPS held by that Holder. At the same time, the Parent will pay to the Issuer the amount required by the Issuer to pay a Distribution on the Exchange Date.

At that time:

(a) the Parent will make a call on the Preference Shares for the full issue price of each Preference Share;

(b) each Holder will be deemed to have irrevocably and unconditionally instructed the Issuer to, and the Issuer will, transfer to the Parent the remaining Assets of the Trust;

(c) in consideration for that transfer, the Preference Shares will be credited as paid in full; and

(d) in consideration of the matters set out in this clause 4.3, the RPS will be redeemed in accordance with the Constitution and all other rights or restrictions conferred on that RPS under these terms will no longer have effect (except for rights relating to a Distribution which is due, but has not been paid, on or before the Exchange Date which will subsist),

provided that if, in its sole discretion, the Parent so determines and notifies the Issuer, the steps set out in paragraphs (a) – (d) (except the Preference Shares are to be retained by the Issuer as Assets of the Trust pending their transfer to the Holders) will occur immediately prior to the transfer of the Preference Shares to the Holders, in which case the Issuer will transfer to each Holder the same number of fully paid Preference Shares as the number of RPS held by that Holder.

The transfer of Preference Shares and the redemption of the RPS in accordance with this clause 4.3 is, for the purposes of these terms of issue, together termed '**Exchange**'.

4.4 Exchange notices

(a) Any notice given by the Issuer under this clause 4 is irrevocable.

(b) If the Issuer has issued to a Holder a valid Exchange notice under clause 4.2 in respect of all of that Holder's RPS, any Conversion notice given by that Holder under clause 3.1 which is subsequently received by the Issuer prior to the Exchange Date, will prevail.

(c) If the Issuer has issued to a Holder a valid Exchange notice under clause 4.2, any subsequent or simultaneous Conversion notice issued by the Issuer prior to the Exchange Date will be treated as having been issued prior to the time the Exchange notice from the Issuer was issued. In such circumstances, no Exchange shall be required.

(d) A notice is taken to be issued by the Issuer for the purposes of this clause 4.4 when it is mailed in a prepaid envelope to an address or sent to a fax number permitted by the Constitution, irrespective of when it is actually received by the Holder. This paragraph (d) does not limit the means by which the Issuer may serve notices upon the Holder.

5 Redemption

(a) Subject to APRA's consent, if the Directors of the Parent resolve that redemption should occur in accordance with this clause 5 and the Parent has notified the Issuer of such resolution, the Issuer must redeem all (but not some) of the outstanding RPS for an amount per RPS equal to the greater of:

(i) the Face Value; and

(ii) the Minimum Conversion Number multiplied by the VWAP during the relevant Reference Period,

by giving notice to Holders. Redemption can only occur:

(iii) following the occurrence of a Regulatory Event or a Tax Event; or

(iv) if the aggregate Face Value of all outstanding RPS is less than $100,000,000.

(b) The Redemption Date will be the date specified in the notice, but must be at least 12 ASX Business Days after the date of the notice.

(c) Any notice given by the Parent or the Issuer under this clause 5 is irrevocable.

(d) On the Redemption Date, the RPS will be redeemed by the Issuer for the consideration specified above paid to the Holder and all other rights or restrictions conferred on that RPS under these terms will no longer have effect (except for rights relating to a Distribution which is due, but has not been paid, on or before the Redemption Date, which will subsist).

6 Reset provisions

6.1 Reset of Distribution and Conversion provisions

Subject to clauses 6.2 and 6.3, if any RPS is outstanding at a Reset Date, the Parent may change any or all the following terms:

(a) the next Reset Date (which must be at least 12 months after the immediately preceding Reset Date);

(b) the Margin;

(c) the frequency and timing of the Distribution Payment Dates;

(d) the Conversion Discount;

(e) the Minimum Conversion Number and the Maximum Conversion Number; and

(f) the circumstances where a payment on Ordinary Shares will be treated as a Capital Distribution which results in an adjustment pursuant to clause 3.9 to protect Holders.

These new terms will apply from (and including) the relevant Reset Date until (but excluding) the next Reset Date, if any, on which the new terms are subsequently varied. Any change made by the Parent under this clause 6.1 must be notified to the Issuer and the Holders in accordance with clause 6.3 ('**Reset Notice**').

6.2 APRA restrictions on reset provisions

Unless otherwise approved by APRA, any change specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be five years from the immediately preceding Reset Date;

(b) where a Reset Date occurs on a day prior to the last day of the Initial Period, the Parent cannot, in respect of that Reset Date, increase the Margin from the Initial Margin, but the Issuer may decrease the Margin, provided that the decreased Margin does not exceed the rate calculated in accordance with the formula set out in paragraph (c)(iii) below;

(c) any variation in the Distribution Rate as specified in the Reset Notice will be calculated in accordance with the following formula:

Distribution Rate = (Market Rate + Margin)

where:

Margin expressed as a percentage per annum, does not exceed the Initial Margin for the Initial Period and after the Initial Period is a rate determined by the Parent provided that it does not exceed the least of:

(i) the Margin that applied on the previous Reset Date plus 100 basis points;

(ii) the Initial Margin plus 100 basis points; and

(iii) the Initial Margin x $\left[\frac{(FR - FRG)}{(FP - FPG)} \right]$

where:

FP is the fair market value yield on Bloomberg Page FMCS for 'A' rated five-year corporate AUD securities (or any page which replaces that page) on the Issue Date;

FPG is the fair market value yield on Bloomberg Page FMCS for Australian government five-year AUD securities (or any page which replaces that page) on the Issue Date;

FR is the fair market value yield on Bloomberg Page FMCS for 'A' rated five-year corporate AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FRG is the fair market value yield on Bloomberg Page FMCS for Australian government five-year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

(d) the Margin applying until the next Reset Date shall remain the same as the Margin which applied prior to the immediately preceding Reset Date if the Guarantor's unsecured, unsubordinated long-term credit rating as assigned by Standard & Poor's (Australia) Pty Limited at the relevant Reset Date is lower than 'A-' (or its equivalent by another rating agency approved by APRA);

(e) the Conversion Discount will be equal to the initial Conversion Discount;

(f) any variation in the Maximum Conversion Number as specified in the Reset Notice will be a decrease from the previously applicable Maximum Conversion Number;

(g) any variation in the Minimum Conversion Number as specified in the Reset Notice will be calculated in accordance with the following formula:

$$NMCN = \left[\frac{\text{Face Value}}{(1 + CP) \times VWAP} \right]$$

where:

NMCN means new Minimum Conversion Number;

CP means the Conversion premium of 75%; and

VWAP has the meaning given to it in clause 3.3 as if the Reset Date were the relevant Conversion Date,

as long as the Minimum Conversion Number is at all times less than or equal to the Maximum Conversion Number; and

(h) a change in the definition of Capital Distribution can only be made so long as:

(i) the relevant amount for that Capital Distribution in respect of a calendar year in which the Reset Date occurs is equal to the higher of the annual dividends paid on an Ordinary Share for the previous two calendar years plus 20% (unless APRA objects to that amount); and

(ii) the relevant amount for that Capital Distribution for subsequent calendar years is equal to the number determined pursuant to paragraph (i) above as increased by 20% per annum on a compound basis.

For the avoidance of doubt, APRA may from time to time waive any or all of the restrictions in this clause 6.2, in which event the Parent may vary the terms as contemplated under clause 6.1.

6.3 Notification

(a) For a change made under clause 6.1 to be effective, the Parent must notify the Issuer of the change, and the Issuer must send a Reset Notice to all Holders no later than 50 ASX Business Days immediately preceding the relevant Reset Date ('**Reset Notice Date**').

(b) If the Parent does not notify the Issuer of the change or the Issuer does not send a Reset Notice, the terms applying as at the relevant Reset Date will continue and the next Reset Date will be such that the period to the next Reset Date is the same as the period that has passed from the immediately preceding Reset Date until the relevant Reset Date.

7 RPS general rights

7.1 Entitlement to capital

Subject to the Constitution, each RPS confers an undivided beneficial interest in the Assets of the Trust.

7.2 Ranking

RPS rank equally amongst themselves in all respects.

7.3 No set-off

Any amount due to a Holder in respect of the RPS may not be set off against any claims by the Issuer on the Holder. Any amount due to the Issuer in respect of the RPS may not be set off against any claims by the Holder on the Issuer.

7.4 Notifications to be final

All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained by the Issuer, the Parent or the Directors of the Parent for the purposes of these terms will (in the absence of negligence, wilful default, bad faith or manifest error) be binding on the Issuer and all Holders.

7.5 Liquidation Limitations

(a) If an order is made or an effective resolution is passed for the winding-up of the Parent, then the Holders will automatically cease to be entitled to receive any further Distributions, except that if RPS have not been Converted, Exchanged or redeemed, each Holder will be entitled to receive out of any actual cash available to the Issuer for distribution from the Trust an amount determined by reference to the Percentage Liquidation Return which would be payable to holders of the Preference Shares if the Preference Shares were fully paid (or, if the Preference Shares have not been, or cannot be, issued, payable to holders of a class of preferred shares as described in the definition of Percentage Liquidation Return).

(b) If an order is made or an effective resolution is passed for the winding-up of the Parent and the Issuer receives payments of interest, principal or other amounts in respect of the Assets of the Trust, then the Issuer must invest such moneys in an interest-bearing account maintained with an Australian ADI (as defined in the Corporations Act) until the amount (if any) to be distributed to the Holders is determined. Any amount remaining after the distribution of such amount to the Holders is to be distributed to the Ordinary Unitholder.

(c) If an order is made or an effective resolution is passed for the winding-up of the Parent, the liability of the Issuer in respect of the RPS is limited to the lesser of the nominal amount of that

liability as determined in accordance with paragraph (a) and the aggregate amount of actual cash available to the Issuer for distribution from the Trust. Each Holder waives all claims it may have against the Issuer under, or in connection with, the RPS in respect of which the Issuer is not liable under the preceding paragraphs. Accordingly, no Holder (or any person entitled to be subrogated to the rights of any Holder) shall:

(i) apply for a judgment or take any proceedings for the obtaining of a judgment for the payment of money or damages by the Issuer or the Trust;
(ii) apply to wind-up, or take any proceedings for the winding-up of, the Issuer or the Trust;
(iii) levy or enforce any distress or other execution or take any proceedings for the levying of or enforcement of any distress or other execution upon or against any property of the Issuer or the Trust;
(iv) appoint a receiver or apply to have a receiver or an administrator appointed to the Issuer or the Trust by any court or to take any proceedings for the appointment of a receiver by a court to any of the assets of the Issuer or the Trust or any proceedings for the appointment of an administrator to the Issuer or the Trust;
(v) exercise or seek to exercise or take any proceedings for the exercising of any right of set-off or counterclaim against the Issuer or the Trust; or
(vi) issue any demand under section 459E(1) of the Corporations Act (or any analogous provision under any other law) against the Issuer or the Trust,

and each Holder (and each person so entitled) waives its rights in respect of those applications and proceedings. This is a fundamental condition of each RPS, and no right of a Holder exists other than together with the rights of the Issuer consequent upon the Holder being precluded from taking any such action.

7.6 Participation in new issues
The RPS will confer no rights on its Holder to subscribe for new securities of the Parent or to participate in any bonus issues of the Parent.

7.7 Consent to become a member of the Parent
Each Holder irrevocably and unconditionally consents to become a member of the Parent and agrees to be bound by the constitution of the Parent.

7.8 Restrictions on other issues
Until the date on which all RPS have been Converted, Exchanged, redeemed or cancelled, the Parent must not, without approval of a Special Resolution of Holders, issue any class of shares to investors which are not members of the Parent Group ranking in priority to the Preference Shares or permit the conversion of any existing shares to shares ranking in priority to the Preference Shares, but the Directors of the Parent are at all times authorised to issue further securities ranking equally with or after the RPS or the Preference Shares, as the case may be.

7.9 Payments to New Zealand Holders
The Issuer may pay a Holder whose registered address is in New Zealand the New Zealand dollar equivalent of the amount of any Distribution, Optional Distribution or other amount due and payable to Holders under these terms which equivalent amount must be determined by the Issuer by reference to exchange rates quoted by leading banks in Sydney two Business Days prior to the relevant payment date and approved by the Parent.

8 Voting rights

Holders will be entitled to receive notice of any general meeting of the Parent and a copy of every circular and like document sent out by the Parent to holders of Ordinary Shares.

Holders will not be entitled to vote at any general meeting of the Parent. In some circumstances (for example, if the Parent were to be a party to a scheme of arrangement), Holders may be entitled to attend and vote at meetings of creditors or a specified class of creditor of the Parent.

9 Listing

(a) The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation of the RPS on ASX.
(b) The Parent must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation on each Conversion Date of the Ordinary Shares issued under clause 3.3 on each of the stock exchanges on which the other Ordinary Shares are quoted on that Conversion Date.
(c) The Parent must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation on each Conversion Date of the Preference Shares transferred, or to be transferred, to Holders under clause 4.3 on ASX on or about the Exchange Date.

10 Amendments to the terms

10.1 Amendments without Holder approval
Subject to the *Corporations Act*, the *Constitution* and all other applicable laws, the Issuer may with the approval of the Parent and without the authority, assent or approval of Holders, amend or add to these terms if such amendment or addition is, in the opinion of the Issuer:

(a) of a formal, minor or technical nature;
(b) made to correct a manifest error or reflect a change in law; or
(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

10.2 Ordinary Unitholder consent required
The Ordinary Unitholder is entitled to require, by giving notice to the Issuer, that the consent of the Ordinary Unitholder be obtained before any variation is made to the rights attaching to RPS under these terms and, if notice is given, those rights may only be varied if such consent has first been obtained.

10.3 APRA's consent required
Any amendment or addition to these terms whether pursuant to Clause 10.1, the Constitution or otherwise is subject to APRA's prior approval. Such approval is in addition to any consent required from the Ordinary Unitholder.

11 Interpretation

(a) Unless otherwise specified in these terms, notices may be given by the Issuer to a Holder in the manner prescribed by the Constitution for the giving of notices to unitholders of the Trust, and the relevant provisions of the Constitution apply with all

necessary modification to notices to Holders.
(b) Unless otherwise specified, a reference to a clause or a paragraph is a reference to a clause or a paragraph of these terms of issue.
(c) If a calculation is required under these terms of issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.
(d) Definitions and interpretation under the Constitution will also apply to these terms of issue.
(e) These terms of issue will be governed by the laws which govern the Constitution.
(f) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.
(g) If an event under these terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.
(h) The right of a Holder or the Issuer to Convert, Exchange or redeem RPS is subject to all applicable laws.
(i) The following expressions shall have the following meanings:

Acquisition Event means:
(a) a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:
  (i) the bidder has at any time during the offer period, a relevant interest in more than 50% of the Ordinary Shares on issue; or
  (ii) the Directors of the Parent issue a statement recommending acceptance of the offer; or
(b) a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act which scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658).

Assets of the Trust means all the property, rights and income of the Trust (but not application money or property in respect of which RPS have not been issued, proceeds of redemption which have not yet been paid or any amount to which a Holder has a vested and indefeasible interest) including without limitation:
(a) any Preference Shares issued by the Parent and held by the Issuer; and
(b) perpetual subordinated notes held by the Issuer and issued on or about the Issue Date by AMP (UK) Finance Services plc and guaranteed on a subordinated basis by the Guarantor pursuant to a debt securities programme established by, among others, AMP (UK) Finance Services plc and the Guarantor and having the terms described in the Prospectus.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Business Day means a day declared by ASX pursuant to the ASX Listing Rules to be a business day.

ASX Business Rules means the business rules of ASX from time to time with any modification or waivers in their application to the Issuer which ASX may grant.

ASX Listing Rules means the listing rules of ASX from time to time with any modification or waivers in their application to the Issuer which ASX may grant.

AUD, A$** and **$ means Australian dollars.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general banking business in Sydney.

Capital Adequacy Ratio means at any time the ratio so described by APRA.

Capital Distribution is the amount by which the sum of all dividends per Ordinary Share (grossed up to account for franking) paid by the Parent in respect of a calendar year exceeds the relevant amount shown below for that calendar year:

Calendar Year ending	Relevant Amount
31 December 2002	$0.56
31 December 2003	$0.67
31 December 2004	$0.81
31 December 2005	$0.97
31 December 2006	$1.16
31 December 2007	$1.39

Constitution means the constitution of the Trust.

Conversion has the meaning given to it in clause 3.4, and cognate expressions have the corresponding meaning.

Conversion Date means, in respect of an RPS, such date determined in accordance with clause 3.1 or clause 3.2 on which that RPS is to be Converted into Ordinary Shares in accordance with these terms.

Conversion Discount has the meaning given to it in clause 3.3 and following a Reset Date, as otherwise specified in a Reset Notice given under clause 6.3.

Conversion Event means the occurrence of any of the following events:
(a) a Distribution in respect of a Distribution Period is not paid in full by the ASX Business Day which is 20 ASX Business Days after the relevant Distribution Payment Date, including where non-payment is due to the operation of clause 2.2;
(b) the Issuer, the Parent or the Guarantor resolves in general meeting to be wound up;
(c) a provisional liquidator is appointed to the Issuer, the Parent or the Guarantor;
(d) a court makes an order to wind-up the Issuer, the Trust, the Parent or the Guarantor (other than to effect a solvent reconstruction);
(e) an administrator of the Issuer, the Parent or the Guarantor is appointed;
(f) the Issuer, the Parent or the Guarantor executes a deed of company arrangement;
(g) an Acquisition Event;
(h) the Ordinary Shares or the RPS are suspended from trading on ASX for more than 20 consecutive ASX Business Days; or
(i) the Parent announces to ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent reconstruction or where, after the sale, the Parent will retain a beneficial or economic interest in at least 50% of the business undertaking or assets sold).

Conversion Ratio means the ratio determined pursuant to clause 3.3, as adjusted by clauses 3.6 to 3.12 inclusive.

Convert means to redeem RPS in consideration for the allotment of Ordinary Shares in accordance with clause 3.

Corporations Act means Corporations Act 2001 (Cwlth).

Directors of the Parent means some or all of the directors of the Parent acting as a board.

Distributable Profits means an amount calculated in accordance with the following formula:
A – B
where:
A means the consolidated net profit after tax attributable to shareholders, as shown in the accounts of the Parent for the immediately preceding two six monthly financial periods; and
B means the aggregate amount of dividends, distributions or other amounts paid or declared by the Parent Group in the current six monthly financial period and the previous six monthly financial period for all instruments which are treated as Tier 1 regulatory capital under APRA guidelines (excluding any Distributions pursuant to these terms and any other distributions, dividends and other amounts paid or declared in respect of such instruments and, in any such case, included in the calculation of consolidated net profit after tax attributable to shareholders within the meaning of A).

Distribution has the meaning given in clause 2.1.

Distribution Payment Date means each date on which a Distribution is payable in accordance with clause 2.5, including as varied under clause 6, whether or not a Distribution is paid on that date.

Distribution Period means in respect of a RPS:
(a) the period from (and including) the Issue Date until (but not including) the first Distribution Payment Date; and
(b) thereafter, the period from (and including) each Distribution Payment Date until (but not including) the day of the first to occur of:
(i) the next Distribution Payment Date; or
(ii) the Conversion Date of that RPS; or
(iii) the Exchange Date; or
(iv) the Redemption Date.

Distribution Rate has the meaning given in clause 2.1.

Exchange has the meaning given to it in clause 4.3 and cognate expressions have the corresponding meaning.

Exchange Date means such date determined in accordance with clause 4.2 on which the RPS are to be Exchanged into Preference Shares in accordance with these terms.

Face Value has the meaning given in clause 1.

Guarantor means AMP Group Holdings Limited (ABN 88 079 804 676).

Holder means a Holder (as defined in the Constitution) of RPS.

Holder Event means the Holders seek to pass a Resolution to:
(a) wind-up the Trust;
(b) alter the nature of the permitted investments of the Trust; or
(c) remove the Issuer as responsible entity of the Trust and replace it with a new responsible entity that is not a wholly owned Subsidiary of the Parent.

Initial Margin means the margin specified as such in paragraph (a) of the definition of Distribution Rate in clause 2.1.

Initial Period means the period from the Issue Date until the date falling 10 years after the Issue Date.

Issue Date means the date on which the RPS are issued.

Issuer means AMP Henderson Global Investors Limited (ABN 59 001 777 591) as responsible entity of the Trust. However, if an order is made or an effective resolution is passed for the winding-up of the then responsible entity of the Trust, a substitute responsible entity (being a company authorised to act as a responsible entity under the Corporations Act) must be appointed as the new responsible entity of the Trust and references to the 'Issuer' are to be read and construed as references to that new responsible entity in its capacity as responsible entity of the Trust.

Liquidation Limitations means the limitations set out in clause 7.5.

Margin means the Initial Margin and following a Reset Date, such margin as determined in accordance with clause 6.

Market Rate (expressed as a percentage per annum), for the period prior to the first Reset Date, means the rate calculated as the average of the mid-points of the quoted average swap reference rates for the period between the relevant Reset Dates at three predetermined times on Reuters page CMBE (or any page which replaces that page):
(a) on the Issue Date; and
(b) thereafter that rate calculated on the relevant Reset Date in the same manner as it was determined on the Issue Date according to the then prevailing market conditions and specified in a Reset Notice issued under clause 6.3.

Maximum Conversion Number has the meaning given to it in clause 3.3(b).

Minimum Conversion Number has the meaning given to it in clause 3.3(b).

Net Proceeds has the meaning given in clause 2.9(a)(iii).

Offer Price has the meaning given to it in clause 3.11(a).

Optional Distribution has the meaning given in clause 2.8(d).

Ordinary Share means an ordinary fully paid share in the capital of the Parent.

Ordinary Unitholder means the holder of the ordinary unit of the Trust.

Parent means AMP Limited (ABN 49 079 354 519).

Parent Group means the Parent and each of its Subsidiaries which, as a group, APRA supervises and prescribes minimum capital adequacy requirements.

Payment Limitations means limitations (not including the Liquidation Limitations) as specified in clause 2.2.

Percentage Liquidation Return means the percentage of the face value of a Preference Share (or, if the Preference Shares have not been, or cannot be, issued, a share in a class of preferred shares which ranks in priority as to the payment of a liquidation dividend of $100 per share senior to all outstanding share capital of the Parent having an aggregate fully paid issue price equal to the aggregate Face Value of the outstanding RPS and which comprises a number of preferred shares equal to the number of the outstanding RPS) which would be payable to a holder of a fully paid Preference Share (or a holder of such preferred shares) on a winding-up of the Parent.

Preference Share means a preference share in the capital of the Parent having the terms of issue summarised in the Prospectus.

Prospectus means the prospectus lodged by the Issuer and the Parent with the Australian Securities and Investments Commission in connection with, among other things, the offering of the RPS for issue.

Record Date means, for a payment of:
(a) a Distribution on:
 (i) the scheduled payment dates determined in accordance with clause 2.5(a); or
 (ii) the Exchange Date; or
 (iii) the Conversion Date following notice under clauses 3.2(a)(i), (ii) or (v); or
 (iv) the Redemption Date,
 the date which is 11 ASX Business Days before the Distribution Payment Date for that Distribution;
(b) a Distribution on the Conversion Date following notice under clauses 3.1(b), (c) or (d) or 3.2(a) (iii) or (iv), the date on which notice is given; and
(c) an Optional Distribution, the date prior to its date of payment that is determined by the Issuer,
or such other date as may be required by ASX from time to time.

Redemption Date means such date specified in clause 5 on which the RPS are to be redeemed in accordance with these terms.

Reference Period means the period of 20 ASX Business Days on which trading in the Ordinary Shares took place immediately preceding:
(a) if the Issuer receives a Conversion notice following a suspension of trading of Ordinary Shares, the first day the Ordinary Shares are suspended; or
(b) for the purposes of clause 5, the Redemption Date; or
(c) in the case of an Acquisition Event, the announcement of the takeover bid or scheme of arrangement; or
(d) in all other cases, the relevant Conversion Date.

Regulatory Event means:
(a) the receipt by the Issuer or the Parent of advice from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation thereunder affecting securities laws of Australia, or the ASX Listing Rules, or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after the Issue Date, additional requirements would be imposed on the Issuer or the Parent, which the Issuer or the Parent determines, at their sole discretion, to be unacceptable; or
(b) the determination by the Parent that there is a material risk that the Parent Group is not or will not be entitled to treat all of the RPS as Tier 1 regulatory capital under APRA guidelines; or
(c) the condition precedent in clause 4.1 is not satisfied by the date five ASX Business Days after the date of the first annual general meeting of the Parent held after the Issue Date and the consequent determination by APRA that the Parent Group is not entitled to treat all of the RPS as Tier 1 regulatory capital under APRA guidelines.

Reset Date is 24 October 2007 for the first Reset Date and thereafter, the date as specified in a Reset Notice issued under clause 6.3.

Reset Notice has the meaning given in clause 6.1.

Reset Notice Date has the meaning given in clause 6.3(a).

Resolution has the same meaning as in the Constitution.

Retained Profits means shareholder retained profits as shown in the most recent audited consolidated financial statements of the Parent.

RPS means a fixed rate subordinated guaranteed non-cumulative reset preferred unit in the Trust having the rights, powers and privileges set out in the Constitution and these terms of issue.

Special Resolution means a Resolution passed at a meeting of Holders where the required majority is 75%.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2 Division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Tax Act means the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be.

Tax Event means the receipt by the Issuer or the Parent of an opinion from a reputable legal counsel or other tax adviser, experienced in such matters to the effect that, as a result of:
(a) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations thereunder) of any jurisdiction or any political subdivision or taxing authority thereof or therein affecting taxation;
(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ('**Administrative Action**'); or
(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,
which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Issue Date, there is more than an insubstantial risk that the Issuer, the Guarantor, the Parent or AMP (UK) Finance Services plc would be exposed to more than a de minimus increase in its costs in relation to RPS, or the perpetual subordinated notes held by the Issuer and issued on or about the Issue Date by AMP (UK) Finance Services plc or any other instrument that operates to service the distributions on the RPS, as a result of increased taxes, duties or other governmental charges or civil liabilities.

Trust means the AMP Reset Preferred Securities Trust established by the Constitution.

VWAP is, subject to any adjustments under clause 3.6, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days, but does not include any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the after-hours adjust phase, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

Appendix B
Glossary

The following words and expressions have the meaning given when used in this Prospectus.
Other words and expressions defined in the RPS Terms are occasionally used in other parts of this Prospectus.
See clause 11 of the RPS Terms for these other defined words and expressions.

Term	Definition
Acquisition Event	the meaning given to that term in the RPS Terms
Administrator	AMP Services Limited (ABN 50 081 143 786)
AMP	AMP Limited (ABN 49 079 354 519) and, if the context so requires, includes its controlled entities
AMP Constitution	the constitution of AMP as amended from time to time
AMP Group	AMP and its controlled entities
AMP Income Securities	the AMP Income Securities issued by AMP Group Finance Services Limited pursuant to a prospectus dated 7 October 1999, which are guaranteed on a subordinated basis by the Guarantor
AMP UK	AMP (UK) Finance Services plc
Applicant	a person who submits an Application Form pursuant to this Prospectus
Application	an application pursuant to this Prospectus by using an Application Form to apply for a specified number of RPS
Application Form	each form accompanying this Prospectus, including electronic Application Forms offered by the Lead Manager, Co-managers or other Participating Brokers, upon which an offer to subscribe for RPS may be made
APRA	Australian Prudential Regulation Authority (ABN 79 635 582 658)
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
ASX Business Day	the meaning given to that term in the RPS Terms
Board	all or some of the Directors acting as a board
Bookbuild	the process through which institutional investors and Participating Brokers are invited to bid for RPS in relation to the Offer. The outcome of this process is the determination of the Initial Margin for the Offer
Business Day	the meaning given to that term in the RPS Terms
CHESS	Clearing House Electronic Subregister System operated by an associate of ASX
Closing Date	the last date on which Application Forms will be accepted, expected to be 5:00pm on 18 October 2002[1]
Co-manager	either individually or collectively ABN AMRO Morgans Limited (ABN 79 010 669 726), Bell Potter Securities Limited (ABN 25 006 390 772), Commonwealth Securities Limited (ABN 60 067 254 399), Deutsche Securities Australia Limited (ABN 65 003 204 368), JBWere Limited (ABN 21 008 797 897), Macquarie Equity Capital Markets Limited (ABN 41 002 574 923), Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795), Salomon Smith Barney Australia Securities Pty Limited (ABN 64 003 114 832) and UBS Warburg Private Clients Ltd (ABN 50 005 311 937),
Controllable Expenses	controllable expenses include management and project expenses, and exclude variable distribution expenses, investment management fees, goodwill amortisation and interest on corporate debt. AMP Banking controllable expenses also exclude provision for bad and doubtful debts as well as certain acquisition costs
Conversion Date	the meaning given to that term in the RPS Terms
Conversion Discount	2.5% until reset in accordance with the RPS Terms, except for a certain Regulatory Event, in which case it is 4.0% (see Section 2.18)
Conversion Event	the meaning given to that term in the RPS Terms
Conversion Ratio	the ratio used to determine the number of Ordinary Shares issued on Conversion in accordance with the RPS Terms
Convert, Converted or Conversion	the conversion of RPS into Ordinary Shares in accordance with the RPS Terms
Corporations Act	Corporations Act 2001 (Cwlth)
Cost-to-income Ratio	calculated as Controllable Expenses divided by gross margin. The gross margin excludes non-recurring items, and includes Normalised Investment Income for each business unit
Deed of Indemnity	the deed of indemnity entered into between the Issuer, the Guarantor and the Administrator as summarised in Section 9.7
Director	a director of AMP (unless otherwise stated)
Distributable Profits	the meaning given to that term in the RPS Terms

Term	Definition
Distribution	the meaning given to that term in the RPS Terms
Distribution Payment Date	the date of the half-yearly payment of Distributions as determined by the RPS Terms
Distribution Rate	the meaning given to that term in the RPS Terms
Dividends	the dividends paid by AMP on Preference Shares (if any) and calculated in accordance with the formula set out in Section 9.6.1
Exchange or **Exchanged**	the exchange of RPS into Preference Shares in accordance with the RPS Terms
Exposure Period	the period from the date of this Prospectus to the Opening Date
Face Value	the price payable for each of the RPS under the Offer, being A$100
Global Coordinator	UBS Warburg Australia Ltd (ABN 40 008 582 705)
Guarantee	the deed given by the Guarantor as summarised in Section 9.10
Guarantor	AMP Group Holdings Limited (ABN 88 079 804 676)
Holder Event	the meaning given to that term in the RPS Terms
Initial Margin	the meaning given to that term in the RPS Terms
Investment Statement	the investment statement for the purposes of the Securities Act 1978 (NZ) in respect of the Offer in New Zealand
Issue Date	the date on which RPS are allotted to successful Applicants, expected to be 24 October 2002
Issuer	AMP Henderson Global Investors Limited (ABN 59 001 777 591), the Responsible Entity of the Trust
Lead Manager	UBS Warburg Australia Ltd (ABN 40 008 582 705)
Liquidation Limitations	the meaning given to that term in the RPS Terms
Listing Rules	the Official Listing Rules of ASX and any other rules of ASX which are applicable while AMP is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX
Margin	the Initial Margin and, following a Reset Date, such margin as determined by the Issuer in accordance with the RPS Terms
Market Rate	the average annual swap reference rate determined in accordance with the RPS Terms
Maximum Conversion Number	100 or as reset by the Issuer in accordance with the RPS Terms
Minimum Conversion Number	4.4593 as adjusted in accordance with the RPS Terms or as reset by the Issuer in accordance with the RPS Terms
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657)
Normalised Investment Income	an adjustment made to the presentation of investment income to eliminate the impact of market volatility on the underlying performance of business units, investment income on Ordinary Shareholder capital attributed to business units is normalised. The excess or shortfall between the normalised return and the actual investment income is allocated to Corporate Office business unit. Normalised returns are set annually in advance for all major asset classes taking account of expected medium and long-term market trends
NZSE	New Zealand Stock Exchange
Offer	the invitation made by the Issuer and AMP pursuant to this Prospectus for investors to apply for RPS
Offer Period	the time between the Opening Date and the Closing Date[1]
Opening Date	the date that the exposure period specified in Section 727(3) of the Corporations Act expires, which is expected to be 30 September 2002[1]
Option	the right or obligation to receive Ordinary Shares or Preference Shares in accordance with the RPS Terms
Optional Distribution	the meaning given to that term in the RPS Terms
Optional Dividends	the optional dividends paid by AMP on Preference Shares (if any) to Preference Share Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the optional dividends (or equivalent number of Dividends if the frequency of payment is other than half-yearly)

Term	Definition
Ordinary Share	a fully-paid ordinary share in the issued capital of AMP
Ordinary Shareholder	a holder of Ordinary Shares
Ordinary Unitholder	AMP (UK) plc which holds the ordinary unit in the Trust
Participating Broker	the Lead Manager and any member organisation of ASX or NZSE selected by the Lead Manager
Payment Limitations	those limitations not being Liquidation Limitations defined in clause 2.2 of the RPS Terms
Preference Share Holder	a holder of Preference Shares
Preference Share Terms	the full terms of issue of the Preference Shares as summarised in Section 9.6
Preference Shares	preference shares in AMP pursuant to the summarised terms in Section 9.6
Prospectus	this document dated 17 September 2002
Redeem, Redeemed or Redemption	the redemption of RPS in accordance with clause 5 of the RPS Terms
Redemption Date	the date specified in any redemption notice given by the Issuer in accordance with the RPS Terms
Regulatory Event	the meaning given to that term in the RPS Terms
Reset Date	24 October 2007 or as reset by the Issuer in accordance with the RPS Terms
Responsible Entity	AMP Henderson Global Investors Limited (ABN 59 001 777 591)
RPS	Reset Preferred Securities, being units in the Trust pursuant to the RPS Terms and including the rights and obligations constituting the Options
RPS Holder	a holder of RPS
RPS Parent Deed Poll	the deed poll of that name executed by AMP on or about the date of this Prospectus, summarised in Section 9.11
RPS Terms	the full terms of issue of RPS set out in Appendix A

Term	Definition
SCH	the securities clearing house approved under section 779B of the Corporations Act to operate CHESS
SCH Business Rules	the Business Rules of SCH
Securities	the RPS, the Ordinary Shares issuable upon conversion of the RPS, the Preference Shares issuable upon Exchange, the Guarantee, the Subordinated Notes and the guarantee of the Subordinated Notes
Securities Act	United States Securities Act of 1933, as amended
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ABN 62 007 324 852)
Subordinated Notes	perpetual subordinated Australian dollar notes to be issued by AMP UK to the Trust pursuant to a debt securities programme established by, among others, AMP UK and the Guarantor
Tax Event	the meaning given to that term in the RPS Terms
Trust	AMP Reset Preferred Securities Trust (ARSN 102 211 325), a managed investment scheme registered under Chapter 5C of the Corporations Act
Trust Constitution	the constitution of the Trust dated 17 September 2002 as it may be amended from time to time
UBS Warburg	UBS Warburg Australia Ltd (ABN 40 008 582 705)
UKFS	United Kingdom Financial Services
United States	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia
Unitholders	a unitholder in the Trust, being the RPS Holders and the Ordinary Unitholder
U.S. person	the meaning given to that term in Regulation S under the Securities Act
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX, as defined in the RPS Terms

NOTES:
1 The Issuer has the right, subject to agreement with the Lead Manager, to close the Offer early or to extend the Closing Date without notice.

Corporate directory

Registered Office (AMP and the Issuer)
AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia

AMP Henderson Global Investors Limited
Level 22, 33 Alfred Street
Sydney NSW 2000 Australia

Global Coordinator and Lead Manager
UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Legal advisers to AMP and the Issuer
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Auditors to AMP
Ernst & Young
321 Kent Street
Sydney NSW 2000 Australia

Tax counsel to AMP and the Issuer
PricewaterhouseCoopers Securities Ltd
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171 Australia

AMP Securities Registry (Australia)
Reply Paid 5389
Sydney NSW 2001 Australia
or
Level 3, 60 Carrington Street
Sydney NSW 2000 Australia

AMP Securities Registry (New Zealand)
PO Box 91543
Auckland Mail Centre
New Zealand
or
Level 2, 159 Hurstmere Road
Takapuna, North Shore City
New Zealand

Co-managers

Deutsche Securities Australia Limited
Level 18, Grosvenor Place
225 George Street
Sydney NSW 2000 Australia

ABN Amro Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000 Australia

Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000 Australia

Commonwealth Securities Limited
Level 6, 120 Pitt Street
Sydney NSW 1155 Australia

JBWere Limited
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Macquarie Equity Capital Markets Limited
Level 1
1 Martin Place
Sydney NSW 2000 Australia

Merrill Lynch Equities (Australia) Limited
Level 49, MLC Centre
19-29 Martin Place
Sydney NSW 2000 Australia

Salomon Smith Barney Australia Securities Pty Limited
Level 40, Citigroup Centre
2 Park Street
Sydney NSW 2000 Australia

UBS Warburg Private Clients Limited
Level 27, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

RPS InfoLine

Australia **1300 556 030**

Monday to Friday 8.00am – 7.00pm (Sydney time)

New Zealand **0800 448 062**

Monday to Friday 8.30am – 5.00pm (Auckland time)

 www.ampgroup.com/rps



Level 24, 33 Alfred Street, Sydney,
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE:	18 September 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Part 1** **Confirmation of briefings**
Part 2 **Roadshow presentation**

ANNOUNCEMENT NO.: **119/02**

Confirmation of briefings

AMP Ltd will be holding presentations for institutional investors and brokers in the next three days for its issue of Reset Preferred Securities.

Presentations will be held in Australia, New Zealand and Asia.

NOTE - If you do not receive _33_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.


AMP

AMP Reset Preferred Securities

Investor Roadshow Presentation

September 2002


AMP

Our Strategy and Business Priorities



AMP - Global Wealth Management

Retirement savings & income products underpinned by advice, asset management, asset protection and banking

AMP will grow as an international financial services company by:

- Building & maintaining leading retail & corporate market position in our Core markets
- Expanding from our Core markets by transferring our retail financial services skills to selected new markets in Europe & Asia
- Extending our international asset management business through expansion into Europe, Asia and North America
- Focusing on high growth, high return wealth management products & services

AMP

Market trends in Wealth Management

AMP's focus is capitalising on 3 significant market trends:

1. Ageing populations
2. Individuals increasingly responsible for funding their own retirement
3. Complexity is driving the need for information and advice



Global Wealth Management market - 2001
A$tn - 2001
Projected CAGR (%) 2001-2006
50
45
40
35
30
25
20
15
10
5
0
14%
12%
10%
8%
6%
4%
2%
0%
43.4
6.3%
20.9
2.9%
17.5
8.5%
7.5
7.7%
6.2
6.6%
5.5
8.2%
5.9
9.9%
4.7
12.8%
2.1
10.1%
1.6
11.1%
US
Japan
Rest of Europe
Germany
UK
Italy
Rest of Asia
China
India
Australia

Source: BCG



Leveraging off our strengths

AMP has:

- A multi-channel, open architecture, advice based model
- Existing exposure to high growth markets
- Longstanding superannuation / pension expertise
- A strong investment culture with good track record
- A highly recognised brand in Australia



Efficient, integrated business worldwide

Financial Services

Australia and New Zealand

- Superannuation
- Managed investments
- Income streams
- Banking
- Insurance
- Financial planning
- Online financial services



HILLROSS
ARRIVE
WEALTH MANAGEMENT



AMP

United Kingdom

- Savings & investments
- Pensions - individual & corporate
- Retirement income
- Banking
- Life and protection
- General Insurance
- Financial planning
- Mortgage & Loans
- Trustee services



AMP NPI
AMPLE
TOWRY LAW GROUP
AMP PEARL
AMP London Life

Investment Management

Henderson Global Investors

- Investment management
  - Equities
  - Bonds
  - Property
  - Private capital
- Investment services
- Wholesale retail distributions



Henderson
Global Investors
An AMP Company

Developing businesses

- Virgin Money
- AMP Asia
- AMP Europe


AMP

AMP Financial Services (Australia & New Zealand)


Strengths

- Proven track record of business transformation
- Multi-channel advice-based distribution model
- Modern, flexible product range
- Leading brand and market position

Strategic Initiatives

- Pursue strong growth in shareholder value
- Continue to build a powerful distribution platform
- Reposition as a technology smart business
- Leverage from AMP's major sponsorships: brand management
- Know, serve and market to customers better


AMP

AMP UK Financial Services


Strengths

- Single Marketing Group
- Market leading technology platform
- Well positioned in the DC Corporate Pensions market
- Multi-channel distribution
- 3.7 million customers


Strategic Initiatives

- Disciplined management of costs
- Actively manage and improve capital efficiency
- Continue to build multi-distribution capability
- Focus on customers and target segments
- Achieve market recognition



Henderson Global Investors


Strengths

- Well diversified across asset classes, distribution and investment styles
- Premium investment brand
- Proven performance capability

Strategic Initiatives

- Deliver superior investment performance
- Extend geographic reach and strengthen distribution
- Develop innovative products
- Manage Henderson as an efficient, focused and value added business
- Develop global brand, culture and values


AMP

AMP's immediate business priorities

- Capital management
  - Maximise resources without compromising financial strength
- Building UK Financial Services
  - UKFS transformation program
- Cost management
  - costs already falling, with further room for improvement


AMP

Financial Results 1H02



Solid results in difficult markets

	1H02	1H01
Net profit after tax & other items	$303m	$403m
Core recurring operating margins	$470m	$458m
Investment income	($6m)	$25m
Group cost to income ratios	60%	62%
Value of new business		
- AMPFS	$124m	$119m*
- UKFS	£23m	£18m*

* Restated


AMP

AMP Business Unit Performance Summary

Australia and NZ: AMP Financial Services

Stable margins and rising ROIC in challenging markets

A$m
350
300
250
200
150
100
50
0
%
16
14
12
10
8
6
4
2
0
1H98
1H99
1H00
1H01
1H02
198
120
78
11.6
223
114
109
11.9
303
133
170
14.3
289
115
198
13.8
(24)
307
113
197
15
(3)

United Kingdom: UK Financial Services

5% increase in core recurring operating margins

A$m
350
300
250
200
150
100
50
0
%
18
16
14
12
10
8
6
4
2
0
1H98
1H99
1H00
1H01
1H02
150
69
81
14
178
61
117
16.3
237
103
134
10.7
277
111
166
11
275
112
174
9.3
(11)

Henderson Global Investors

Cost program continues to benefit business

A$m
180
160
140
120
100
80
60
40
20
0
%
18
16
14
12
10
8
6
4
2
0
1H98
1H99
1H00
1H01
1H02
43
4
39
13.1
65
3
62
10.3
156
54
3
99
17.7
115
10
5
100
11.8
108
6
102
11

Normalised investment income
Core recurring operating margin
Non-recurring operating margin
ROIC



Costs: Improving efficiency

Business Unit	Cost to income % 1H02	Cost to income % 1H01	Controllable Costs A$m 1H02	Controllable Costs A$m 1H01	Outlook
AMP Total	60%	62%	1387	1442	Maintain low 60s
UKFS	59%*	63%**	536	564	Low 50s within 3 years
AFS	41%	43%	304	334	Holding in low 40s
Henderson	67%	69%	308	332	Rising initially, targeting mid 60s
Corporate expenses	n/a	n/a	54	43	Maintain ratio to total costs

*1H02 includes Towry Law

**1H01 excludes Towry Law


AMP

Credit Summary


AMP

Credit Summary

- 'AA-' / 'Aa2' Insurance Financial Strength ratings
- AMP Group Holdings on CreditWatch Positive by S&P
- Market leading brand in Australasia
- Solid results in difficult markets
- Diversified risk and income streams



Credit Summary

RPS will increase financial strength...

	S&P		Moody's	
	Current	Post Issue	Current[1]	Post Issue[1]
AMP Life	AA- [2]	AA- [2]	Aa2	Aa2
AMP Group Holdings				
Senior Debt	A- [1]	A	A1	A1
Subordinated Debt	BBB [1]	BBB+	A2	A2
	-		-	

NOTE: 1 Credit watch positive
2 Negative Outlook

NOTE:
1 Under review for possible downgrade

... and lead to improved credit ratings


AMP

Capital Management - Key themes

- Maximise capital efficiency while maintaining financial strength
- Develop risk capital framework to allocate capital
- Reduce shareholder exposure to markets
- Manage convergence of our three types of capital:
  - risk
  - ratings and
  - regulatory capital


AMP

Other key capital management initiatives

Decisive action in the UK

- Changing products
- Improving admissibility
- Managing exposure to equities
- Reducing bonuses and imposing MVAs



Key Financial Ratios

Leverage
(Debt / Shareholders' Equity + Debt)
30%
25%
20%
15%
10%
5%
0%
1998
1999
2000
2001
1H 2002
Interest Cover
12
10
8
6
4
2
0
1998
1999
2000
2001
1H 2002
Interest Cover
Normalised Interest Cover
Cost to Income Ratio
100%
80%
60%
40%
20%
1999
2000
2001
1H 02
AMPFS
UKFS
HGI
Group
Group Return on Equity
20%
15%
10%
5%
0%
-5%
1H 98
1H 99
1H 00
1H 01
1H 02
Total ROE
Operating Margins
Investment Income


AMP

Diversified Debt Profile

Corporate Debt Maturity Profile

A$m
3,000
2,000
1,000
-
-
6 Mths
1 Year
2 Years
3 Years
4 Years
5 Years
7 Years
10 Years
10 Years +
EMTN
Income Securities
Pearl 90:10
Subordinated Bonds
Other

Corporate Debt Distribution

Sub Bonds GBP 19%
Other 1%
MTN GBP 14%
MTN EUR 23%
Income Securities 29%
Pearl 90:10 14%

Core Recurring Operating Margins

A$m
500
400
300
200
100
0
1H98
1H99
1H00
1H01
1H02

Corporate Debt Levels

(includes income securities and sub debt)

A$m
6,000
5,000
4,000
3,000
2,000
1,000
-
1998
1999
2000
2001
1H02


AMP

RPS - Offer details


AMP

Overview

- AMP is seeking to raise A$750m (with overs of up to A$250m) through the issue of Reset Preferred Securities ("RPS")
- The RPS:
  - will be issued by the AMP Reset Preferred Securities Trust
  - distributions will be fixed rate, preferred, non-cumulative and unfranked
  - payment of distribution subject to certain conditions
  - participate in growth of AMP ordinary shares above A$23
  - are expected to be rated A3 by Moody's and BBB by S&P
  - distribution rate will be set at a margin over the 5 year swap by an institutional and broker bookbuild. A public offer will follow the bookbuild
- A Prospectus relating to the of RPS has been lodged with ASIC. Applications for RPS will need to be made pursuant to the Prospectus



The Structure

AMP Limited
Preference Shares
Subordinated guarantee
AMP Group Holdings
AMP Reset Preferred Securities Trust
$
RPS
Investor
$
Loan Notes
AMP UK



Key terms

Issuer	♦ AMP Henderson Global Investors Limited, (a wholly-owned subsidiary of AMP Limited) as the Responsible Entity of the AMP Reset Preferred Securities Trust (the Trust)
Offer size	♦ A$750m with over subscriptions of up to A$250m
Issue price & Listing	♦ A$100 ♦ Listed on the ASX
Rating	♦ Rating of A3 by Moody's and BBB by S&P
Distributions	♦ Fixed rate, preferred, non-cumulative and unfranked. ♦ Guaranteed on a subordinated basis by AMP Group Holdings Limited ♦ Subject to certain conditions
Payment of distribution	♦ Payable semi-annually in arrears ♦ Subject to various limitations such as APRA objection, liquidation, negative retained profits and distributable profits test. Directors of AMP may determine that a distribution not be paid where AMP has not paid a dividend.
Reset dates	♦ The margin, next reset date, equity option and conversion discount may be reset by AMP, subject to APRA approval, on each reset date. ♦ The first reset date will be at 5 years and thereafter will be determined by AMP (subject to the reset date limitation)



Key terms (continued)

Holder Conversion	♦ Holder may convert at reset dates, after a conversion event occurs (including non-payment of distribution, liquidation and takeover) and ♦ at the minimum number of ordinary shares at any time
Conversion ratio	♦ Calculated with reference to 20 day VWAP of ordinary shares, the conversion discount of 2.5% and subject to minimum/maximum conversion number. Conversion discount is 4% if the Preference Shares are not issued to the Trust
Resale facility	♦ On holder conversion, AMP may procure a third party to purchase the RPS for the higher of Face Value and the minimum conversion number
AMP Conversion	♦ Directors of AMP may determine the RPS be converted to Ordinary Shares including at a reset date, a regulatory event, tax event and "mop-up" (less than A$100 million RPS on issue)
Equity Option	♦ Holders may participate in growth of the AMP ordinary shares above A$23
Ranking	♦ Priority over ordinary equity ♦ Subordinated to senior debt and Income Securities
Restrictions	♦ AMP must not issue shares ranking in priority to Preference Shares to be issued to the Trust but can issue more RPS or Income Securities
Withholding Tax	♦ Not subject to Australian withholding tax



Syndicate Structure

- UBS Warburg is Global Co-ordinator & Lead Manager
  - Sole Bookrunner
  - Sole institutional investor distribution
- Co-manager Group
  - Deutsche Bank AG, ABN AMRO Morgans, Bell Potter Securities, Commonwealth Securities, JB Were, Macquarie Equities, Merrill Lynch, Salomon Smith Barney Australia Securities, UBS Warburg Private Clients
  - Retail investor distribution only
- Participating Brokers
  - Retail investor distribution only


AMP

Institutional Application Process

- Institutional investors bid via UBS Warburg into the bookbuild
  - bids will be accepted at a margin to 5 year swap
  - bids can be staggered at volume and price
- Institutional allocations and the Initial Margin will be announced on Monday 30 September
- Institutions will receive a letter confirming their allocation. An Acceptance Form attached to the letter is required to be faxed back to UBS Warburg on Monday 30 September


AMP

Timetable and Contacts


AMP

Timetable overview

Roadshow → Bookbuild → Retail Offer Period → Settlement & Listing

Week 1	Week 2	Week 3 - 5	Week 6-8
Australia	Institutions	General Offer	Institutional DvP Settlement
New Zealand	Co-managers	Shareholder Offer	RPS Allotment
Asia	Participating Brokers		**Distribution Rate set**
	Initial Margin set		Listing



Timetable

Marketing	
Lodge Prospectus with ASIC	Tuesday 17 September 2002
Roadshow	Wednesday 18 September to Friday 20 September 2002

Bookbuild	
Bookbuild Opening Date	Wednesday 18 September 2002
Bookbuild Closing Date	Friday 27 September 2002 - 12:00 noon
Initial Margin announced and Institutional allocations	Monday 30 September 2002 - 9:00am

Public Offer	
Public Offer opens	Monday 30 September 2002
Public Offer closes	Friday 18 October 2002

Settlement & Listing	
Institutional DvP Settlement	Wednesday 23 October 2002
RPS allotted and Distribution Rate set	Thursday 24 October 2002
RPS commence trading on a deferred settlement basis	Friday 25 October 2002
Holding statements despatched	Thursday 31 October 2002
RPS commence trading on normal settlement basis	Friday 8 November 2002





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE: 19 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP comments on AMP Pearl

ANNOUNCEMENT NO.: 120/02

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

19 September 2002

AMP comments on AMP Pearl

There have been a number of media and analyst reports about the UK-based AMP Pearl's minimum regulatory capital (MRC) requirements.

The issue relates to AMP Pearl's with-profits fund, which accounts for only about 10 per cent of UK new business. AMP has previously announced on 29 July 2002 and 22 August 2002 that it will cease writing certain products and close this fund to new business by the end of 2003.

AMP today made the following comments in relation to these reports:

Outlook for MRC requirements

- AMP has made a number of statements about its capital position in the last three months, particularly as market conditions in the UK have deteriorated. These statements were made on 21 June 2002, 29 July 2002 and 22 August 2002.

- In these statements, AMP said that it would be increasing the capital allocated to UKFS by around A$1 billion in 2002. It also said that the A$1 billion had been used to improve the regulatory capital position by replacing assets, inadmissible for UK regulatory purposes, with admissible assets. It also announced a number of other initiatives to address the heavy declines in markets including the closure of AMP Pearl and AMP London Life with-profits bond and annuity products, review of bonus declaration levels and a reduction in UK equities exposure.

- At its interim results, AMP announced that it would implement a number of capital management initiatives to compensate for weak equity markets. These initiatives, such as the issue of Reset Preferred Securities, are underway.

- AMP stated in its Investor Report for the six months to 30 June 2002 that it satisfied the MRC at 30 June 2002, subject to the current level of bond yields remaining stable and AMP implementing a number of capital management initiatives, including the restructuring of certain inadmissible assets. Since 30 June 2002 the FTSE has been volatile and the position has been updated in the prospectus lodged on 17 September 2002.

- It is therefore expected that the AMP Pearl with-profits fund will meet MRC requirements by the end of 2002, subject to no material deterioration in investment markets.

- Investors should not confuse the issue of regulatory capital with that of economic solvency - they are separate issues.

- AMP remains well-capitalised and able to support its UK Financial Services operation:

  - The Group has assets of up to £1.4 billion in the UK that are not currently technically admissible under MRC.

  - The Group as a whole has a strong capital position. It has AA-/Aa2 Insurance Financial Strength ratings on its life subsidiaries. Its counterparty/senior debt rating is A1/A- and is on positive CreditWatch by S&P.

100 point movement

- As part of the investor roadshows held in launching the Reset Preferred Securities, an analyst teleconference was held on the evening of 18 September 2002. A question was asked about the impact of a fall in the FTSE on the AMP Pearl MRC. The response was made that every 100-point movement in the FTSE will affect solvency by £120 million, which was an indicative statement. It is a reasonable observation, illustrating the important role played by the FTSE on AMP Pearl's with-profits fund MRC. However, the correlation between the two elements is not linear and the FTSE is not the only factor influencing AMP Pearl's capital position.

- AMP has consistently acted to counteract adverse FTSE movements through a number of initiatives. Actions include:

  - The withdrawal of traditional with-profits products in the UK;
  - The allocation of A$1 billion in capital to the UK, which has been used to replace assets regarded as inadmissible by the FSA for regulatory capital purposes with admissible assets;
  - Reduction in bonus levels;
  - Reduction in exposure to UK securities; and
  - Reviewing reserving bases in calculating liabilities.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

About AMP
AMP is a leading international financial services business, providing wealth management products and services to around 8 million customers worldwide. Principal activities include retirement savings, funds management, life insurance, financial planning and banking services. AMP operates in more than 20 markets around the world with a significant and efficient domestic presence in its three home markets of Australia, New Zealand and the UK. AMP has around 13,000 people worldwide, manages assets of more than A$265 billion and has a market capitalisation of approximately A$16 billion.


121


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 19 September, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **121/02**

SUBJECT : **Issue of Additional Shares – AMP International Employee Share Ownership Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

19 September 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 2,184 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,596,125 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	2,184
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,184 shares @A$13.086 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	2,184 shares were issued pursuant to the AMP International Employee Share Ownership Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 September 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,133,593,941 + 2,184 ------------------- 1,133,596,125	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 19 September 2002: 38,945,644	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 September 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 20 September, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **122/02**

SUBJECT : **Replacement to announcement no. 115/02 – Appendix 3X, Initial Director's Interest Notice**

NOTE - If you do not receive _3__ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of appointment	9 September 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest *Note: Provide details of the circumstances giving rise to the relevant interest.*	**Number & class of Securities**
Peter John Willcox Superannuation Fund.	• 12,000 Ordinary shares; and • 500 AMP Income Securities.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.




123

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 20 September, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **123/02**

SUBJECT : **Pearl's Capital Position**

NOTE - If you do not receive __5_ page(s) including this one, please contact Phil Mackey, on (02) 9257-9198 as soon as possible.

20 September 2002

Pearl's capital position

ASIC has requested AMP to provide additional clarification about its discussions with the Financial Services Authority (FSA) and its Minimum Regulatory Capital (MRC) requirements.

Pearl with-profits fund

The Pearl with-profits fund is a large fund but has a relatively small proportion of the overall Group new business, accounting for around 10 per cent of AMP's UK new business.

Pearl's capital position

Pearl has an insurance financial strength rating of AA-(negative outlook)/Aa2 from Standard & Poor's/Moody's.

The market value of assets in the Pearl with-profits fund exceeded Australian GAAP liabilities by an amount that includes over $5.4 billion of unattributed equity at 30 June 2002.

Minimum Regulatory Capital

What is it?

The MRC test is one indicator used by the Financial Services Authority (FSA) to assess the financial strength of a life fund. It is a conservative test and is not a measure of the economic solvency of an organisation.

How and when is it calculated?

A formal MRC calculation is a detailed process, conducted annually, that requires a full actuarial valuation as well as potential consultation with the FSA. The FSA allows up to three months for preparation, due to its complexity. The 31 December 2002 date is the next date at which a formal actuarial valuation of the fund will be undertaken.

Pearl's situation

The Pearl with-profits fund has fluctuated both above and below the MRC as FTSE levels and bond yields have moved sharply in recent months. To address its MRC requirements, Pearl maintains an ongoing dialogue with the FSA. This dialogue is common for all UK life companies given current volatile markets.

Managing the capital in the Pearl with-profits fund

The FTSE has fallen from 5217.4 at 31 December 2001 to its close on 19 September 2002 at 3813.5, a decline of 27 per cent. AMP has been liaising closely with the FSA since mid-June 2002 in relation to its ongoing regulatory review.

In response to this decline in the FTSE, AMP has implemented a number of capital initiatives and agreed a plan of action with the FSA so that Pearl's with-profits fund can meet its MRC position.

Discussions with the FSA

As part of its plan of action, AMP is to make available additional resources of £500 million to support the Pearl with-profits fund by 31 December 2002 on the understanding that if the FTSE falls below 3700, the adequacy of these resources will be further reviewed. The first part of this allocation of A$1 billion (£331 million) was announced on 21 June 2002 and used to acquire inadmissible assets from the Pearl with-profits fund in July. The balance will be used to further restructure inadmissible assets and will come largely from the proceeds of the sale of Cogent which was owned by AMP (UK) plc and Pearl.

Pearl continues to liaise with the FSA on the implementation of its capital management initiatives. The FSA has not intervened with the continuing operation of the business.

AMP has previously announced its intention to close the Pearl with-profits fund at the end of 2003. The closure of this fund will result in Pearl ceasing to write new business through this fund and enable the progressive release of capital over time. While AMP does not expect the FSA to take formal action they could stop Pearl's with-profits fund writing new business. In the unlikely event this did occur, AMP does not believe this would be material to the AMP Group, given the announced closure of the Pearl with-profits fund and given that it represents only 10 per cent of AMP's UK new business.

Flexibility to undertake further initiatives if the FTSE falls further

AMP retains the capacity to implement further initiatives if required and would agree such initiatives with the FSA if the FTSE continues to fall further.

These initiatives could include further restructuring of £1.4 billion inadmissible assets, reinsurance or securitisation initiatives, the acceleration of the closure of the Pearl with-profits fund, or a combination of the above. Given AMP's intention to close the Pearl with-profits fund, the preference is to undertake these planned initiatives rather than contributing further capital.

Use of RPS Proceeds

AMP confirms that its issue of RPS will be used to reduce short-term debt, increase the Group's capital resources and generally reinforce its financial strength. This will provide the AMP Group with a more efficient and stronger capital structure.

Market Updates

Given the extreme volatility in UK markets and market concerns about the performance of most UK life companies, AMP has provided the market with regular updates, since June 2002, on the steps being taken to improve its MRC position in its UK Financial Services business. An outline of these statements are set out in Attachment A.

Conclusion

AMP Chief Executive Officer Paul Batchelor said: "These are extremely complex issues and we are seeking to manage a volatile situation in the best interests of all our stakeholders.

"It is important to AMP that its shareholders are kept fully informed and we regret any confusion.

"The AMP Group as a whole has a strong capital position. We remain well-capitalised and able to support our UK Financial Services operation."

Attachment A

21 June 2002

AMP announced at a market briefing that it intended to increase the capital allocated to its UK Financial Services business by around A$1 billion in 2002.

This decision to make this allocation, which was effected in July, was due to the decline in the FTSE which closed on 20 June 2002 at 4580.3.

29 July 2002

AMP further updated the market on a number of capital management initiatives in the UK, due to a further fall in the FTSE of 13 per cent since 20 June 2002 to 4016.6.

These initiatives included the closure of Pearl and London Life with-profits bond and annuity products; reduction in UK equities exposure; and a review of bonus declaration levels.

AMP also announced that should markets decline further, AMP could implement further initiatives to enable Pearl's with-profit fund to meet its regulatory capital requirements in the UK at 31 December 2002.

22 August 2002

At AMP's interim results announcement for the six months to 30 June 2002, the company confirmed its capital management initiatives.

AMP also confirmed to the market at this time that these steps, together with further initiatives, meant that the company would meet MRC requirements for all its UK funds at FTSE levels "several hundred points below current levels". On 21 August 2002, the FTSE closed at 4364.8.

The company also disclosed in its Investor Report for the six months to 30 June 2002 that "Pearl meets MRC requirements subject to the current level of bond yields remaining stable, and AMP implementing capital management initiatives". It noted if there were further falls in the UK equity market, AMP had a number of alternatives which would enable Pearl to meet requirements well below these levels.

17 September 2002

AMP lodged the prospectus for an offer of around A$750 million in Reset Preferred Securities, with the funds to be used to reduce short-term debt, increase its capital resources and generally reinforce the AMP Group's financial strength.

The FTSE closed at 4044.3 on 16 September 2002.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE: 24 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Senior management changes at AMP

ANNOUNCEMENT NO.: 124/02

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

24 September 2002

Senior management changes at AMP

The AMP Board has announced that Paul Batchelor, Managing Director and Chief Executive Officer of AMP Limited, has stepped down from his position.

"On behalf of the Board, I want to thank Paul for his contribution to the company and we wish him all the best for the future," AMP's Chairman, Stan Wallis said.

Mr Batchelor said: "It has been a privilege working at AMP. It is a unique Australian company with many talented and committed people and a strong future."

Andrew Mohl, currently Chief Operating Officer, Financial Services, at AMP, has been appointed acting Chief Executive Officer of AMP Limited, with the full authority of the Board to manage the Group. Mr Mohl has been with AMP since 1996 and has managed the Australian and New Zealand operations of both its financial services and asset management businesses.

"The Board has every confidence based on his track record in Andrew Mohl's ability to lead AMP at this challenging period in AMP's history," Mr Wallis said.

The Board will conduct an international search for the role of CEO and will consider both internal and external candidates.

Paul Leaming, currently AMP's Corporate Finance Director, will shortly take on the role of acting Chief Financial Officer. One of his first priorities will be to complete the placement of AMP's Reset Preferred Securities, expected to be issued by the end of October.

Mr Wallis has indicated to the Board that he will oversee the appointment of a permanent CEO and then continue as Chairman for approximately six months. A Board Nominating Committee chaired by Sir Malcolm Bates will co-ordinate the appointment of a new Chairman.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

Biographies

Andrew Mohl
Chief Executive Officer (Acting)

Andrew Mohl is currently Chief Operating Officer, Financial Services.

Prior to taking up this role in September 2002, Mr Mohl spent almost three years as Managing Director of AMP 's largest business unit – AMP Australian Financial Services - providing wealth management products and services to over 3 million Australian and New Zealanders and servicing over 2200 AMP and Hillross planners and around 5000 third party planners.

Prior to this role, Mr Mohl was Managing Director of AMP Asset Management, responsible for the unit's investment of all Australasian retail and wholesale funds.

Mr Mohl started with AMP as General Manager of Retail Distribution, AMP Financial Services in November 1996, where he led a transformation of advice-based distribution and the development of AMP's multi-channel distribution platform.

Before joining AMP, Mr Mohl was Managing Director of ANZ Funds Management and previously Deputy Head of Research at the Reserve Bank of Australia.

Paul Leaming
Chief Financial Officer (Acting)

Paul Leaming has held senior finance positions within AMP for the past five years.

For the last 18 months Mr Leaming has been the company's Corporate Finance Director, leading the management reporting and financial reporting for AMP's worldwide businesses.

Prior to that, Mr Leaming was the Finance Director for AMP Financial Services – AMP's largest business unit – for 4 years.

Before joining AMP in 1998, Mr Leaming was the Chief Financial Officer of Macquarie Bank, having worked in various senior finance positions within the bank, and its predecessor Hill Samuel, for 15 years.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 25 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP comments on MRC levels

ANNOUNCEMENT NO.: 125/02

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

25 September 2002

AMP comments on MRC levels

In a statement to the market on 20 September 2002 AMP detailed actions it is taking to manage the minimum regulatory capital (MRC) position of its Pearl with-profits fund.

In this statement AMP said: "As part of its plan of action, AMP is to make available additional resources of £500 million to support the Pearl with-profits fund by 31 December 2002 on the understanding that if the FTSE falls below 3700, the adequacy of these resources will be further reviewed."

Overnight the FTSE index fell to 3646.

Acting CEO Andrew Mohl and Managing Director of UK Financial Services Tom Fraser met the Financial Services Authority in London on Monday to discuss AMP's approach to dealing with Pearl's MRC.

AMP expects these proposals to enable the Pearl with-profits fund to meet MRC requirements to FTSE levels of 3000. The proposals do not require the injection of any shareholder capital.

"The situation with the Pearl with-profits fund is a difficult one, but it is entirely manageable," Mr Mohl said.

"We are strongly capitalised and our contingency plan does not require the transfer of shareholder capital from Australia."

AMP's plans include:

- reviewing surrender values to ensure consistency with asset shares and to ensure equity between exiting and continuing policyholders;
- further reviewing our investment strategy and asset mix, which may result in a further reduction in the Pearl with-profits fund's exposure to equities;
- reviewing supportable reversionary bonus rates; and
- inclusion of additional assets as admissible for regulatory purposes.

The impact of these initiatives on MRC relies on a best estimate of current variables and the initiatives will be adjusted as necessary to meet changing circumstances.

"AMP recognises that the market is concerned about Pearl's MRC position," Mr Mohl said.

"The entire UK life insurance industry is currently dealing with difficult market conditions.

"We are managing a volatile situation closely and AMP is committed to keeping the market informed of the steps it is taking."

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053




126

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 25 September, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **126/02**

SUBJECT : **Issue of Additional Shares – AMP Reward Share Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

25 September 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 5,252 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,601,377 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,252
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,252 shares @A$11.84 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	5,252 shares were issued pursuant to the AMP Reward Share Plan, copy of the terms and conditions of the plan has been lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 September 2002

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,133,596,125 + 5,252 ------------------- 1,133,601,377	

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 25 September 2002: 38,945,644	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 25 September 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 26 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Update on capital management initiatives

ANNOUNCEMENT NO.: 127/02

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

26 September 2002

Update on capital management initiatives

AMP acting Chief Executive Officer Andrew Mohl today announced a new capital management initiative to further strengthen AMP's financial position, involving the underwriting of the Dividend Reinvestment Plan (DRP) for the next three dividend payments.

Mr Mohl said he also wanted to provide the market with more detail about the A$1 billion allocated to support UK Financial Services (UKFS) minimum regulatory capital (MRC) requirements, announced on 21 June 2002.

1. DRP underwriting

The AMP Board has today approved a programme to underwrite AMP's DRP for the next 18 months.

"This is an established capital management practice, utilised by many Australian companies," Mr Mohl said.

"It will provide AMP with additional capital management flexibility and reinforces the company's financial strength."

An investment bank will be appointed to underwrite up to 100 per cent take-up under the DRP. This means any shares not taken up by shareholders under the DRP will be placed by the underwriter.

The programme will start with the current DRP (applying to the dividend payable on 29 October 2002) and can be adjusted or cancelled at any time.

2. Allocation of A$1 billion to UKFS

On 21 June 2002 AMP announced that it would be increasing the capital allocated to its UKFS business by approximately A$1 billion (£331 million) in 2002.

The A$1 billion forms part of the resources of £500 million announced on 20 September 2002, designed to support the Pearl with-profits fund to FTSE levels of 3700. AMP yesterday detailed its plans to further support the Pearl with-profits fund at FTSE levels to 3000, without the need for additional capital allocations.

"One of my key priorities right now is to ensure the market is very clear about AMP's capital management initiatives and how they work," Mr Mohl said.

The A$1 billion capital allocation announced in June 2002 involves a three stage process to ensure compliance with regulatory requirements.

- Stage one involved the use of short-term debt to purchase A$1 billion (£331 million) of inadmissible assets from the Pearl fund. This was completed in July 2002.

- AMP is currently undertaking stage two which involves the current issue of Reset Preferred Securities (RPS). The proceeds of this issue will be lent to AMP (UK) Finance Services plc and used in part to repay short-term debt. The balance will be held as capital resources.

- Stage three is expected to be completed by 31 December 2002. It involves the re-transfer into Pearl of the previously inadmissible assets. Once transferred, these assets will be recognised as admissible by the UK Financial Services Authority. These assets will be exchanged for equity in UKFS operating subsidiaries.

The balance of the £500 million capital allocation of £169 million will come largely from the proceeds of the sale of Cogent. The process by which this capital allocation will be made is yet to be determined.

Mr Mohl said: "I want our disclosure and our communications to be clear, full and easily understood.

"The most important point is that AMP remains a well capitalised company in a strong financial position."

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053





128

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 26 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Replacement RPS Prospectus

ANNOUNCEMENT NO.: 128/02

NOTE - If you do not receive __ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Reset Preferred Securities

Prospectus for the issue of Reset Preferred Securities (RPS) at A$100 each

If you decide to apply, you must apply for at least 50 Reset Preferred Securities at A$100 each (A$5,000)

ISSUERS
AMP HENDERSON GLOBAL INVESTORS LIMITED ABN 59 001 777 591 (Responsible Entity and Issuer)
AMP LIMITED ABN 49 079 354 519 (AMP)

GLOBAL COORDINATOR AND LEAD MANAGER


UBS Warburg

CO-MANAGERS
DEUTSCHE SECURITIES AUSTRALIA LIMITED
ABN AMRO MORGANS LIMITED
BELL POTTER SECURITIES LIMITED
COMMONWEALTH SECURITIES LIMITED
JBWERE LIMITED
MACQUARIE EQUITY CAPITAL MARKETS LIMITED
MERRILL LYNCH EQUITIES (AUSTRALIA) LIMITED
SALOMON SMITH BARNEY AUSTRALIA SECURITIES PTY LIMITED
UBS WARBURG PRIVATE CLIENTS LIMITED

Important information

This Replacement Prospectus is dated 26 September 2002 and a copy of this Prospectus was lodged with the Australian Securities and Investments Commission (ASIC) on that date. This Replacement Prospectus replaces the prospectus lodged with ASIC on 17 September 2002 (Original Prospectus). References to Prospectus are to this Replacement Prospectus.

The period from the date of the Original Prospectus to when the Offer opens is the Exposure Period and is generally for seven days after lodgment of the Prospectus with ASIC. However, ASIC may extend it by up to a further seven days. The period from when the Offer opens (Opening Date) to when it closes (Closing Date) is the Offer Period.

ASIC and ASX take no responsibility for the content of this Prospectus.

No RPS will be issued on the basis of this Prospectus later than 12 months after the date of the Original Prospectus.

Availability and Applications

A paper copy of this Prospectus and the accompanying Application Forms will be available free of charge during the Offer Period to any person who is resident in Australia or New Zealand by calling the **RPS InfoLine 1300 556 030** (Australia – Monday to Friday 8.00am to 7.00pm – *Sydney time*) or **0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – New Zealand time). This Prospectus may also be downloaded from www.ampgroup.com/rps from the date of this Prospectus until the Closing Date. The Application Forms will be available in print form and electronically during the Offer Period.

Applications for RPS pursuant to this Prospectus may only be made by Australian or New Zealand residents, and will not be accepted prior to the Opening Date. **Applications can only be made on the Application Forms accompanying this Prospectus.** See Section 3 for details on how to invest.

No cooling-off rights apply to the issue of RPS.

Foreign jurisdictions

The distribution of this Prospectus in jurisdictions outside Australia and New Zealand may be restricted by law, and persons who come into possession of it should seek advice on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

This Prospectus does not constitute an offer in any jurisdiction in which, or to any person to whom, it would not be lawful to make such an offer. No action has been taken to register or qualify RPS or to otherwise permit a public offering of RPS outside Australia and New Zealand. RPS may be offered in a jurisdiction outside Australia and New Zealand where such an offer is made in accordance with the laws of that jurisdiction. None of the Securities as defined in Section 9.13 have been, nor will be, registered under the United States Securities Act of 1933 (Securities Act) and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the Securities Act) except in a transaction exempt from the registration requirements of the Securities Act and applicable United States state securities laws. No offers may be made in Hong Kong other than by the Lead Manager.

This Prospectus, where distributed in New Zealand, is attached to an Investment Statement for the purposes of the Securities Act 1978 (NZ), which is required to be, and has been, prepared in respect of the offers of the securities to members of the public in New Zealand under this Prospectus and in accordance with that Act, the Securities Act (Australian Registered Managed Investment Schemes) Exemption Notice 1999 and the Securities Act (Australian Issuers) Exemption Notice 1997.

The issuers of this Prospectus

For the purposes of the Corporations Act 2001 (Cwlth) (Corporations Act), RPS offered under this Prospectus comprise the Offer of:

a) units in the AMP Reset Preferred Securities Trust (Trust) offered by AMP Henderson Global Investors Limited (Issuer); and
b) options over Ordinary Shares and interests in Preference Shares of AMP Limited (AMP) (Options), which Options may be exercised in limited circumstances.

This Prospectus is issued by both AMP Henderson Global Investors Limited (as Responsible Entity of the Trust) and AMP.

Defined words and expressions

Some words and expressions used in this Prospectus have defined meanings. The Glossary in Appendix B defines these words and expressions. A reference to time in this Prospectus is a reference to Sydney time, unless otherwise stated. A reference in this Prospectus to A$ is a reference to Australian currency, to NZ$ is a reference to New Zealand currency, and to £ or pounds sterling is a reference to United Kingdom currency.

Disclaimer

No person is authorised to give any information or to make any representation in connection with the Offer which is not contained in this Prospectus. Any information or representation not so contained may not be relied upon as having been authorised by the Issuer or AMP in connection with the Offer. In preparing this Prospectus, neither the Issuer or AMP has taken account of the investment objectives, financial position or particular needs of any person.

Applicants should read this Prospectus in full before deciding whether to participate in the Offer. If, after reading this Prospectus, you are unclear or have any questions about the Offer, you should contact your stockbroker, accountant or other professional adviser.

Table of contents

Chairman's letter		2
About RPS		3
Section 1	RPS Offer summary	4
2	Answers to key questions	6
3	How to invest	14
4	Structure of the Offer	16
5	About the AMP Group	18
6	AMP financial information	23
7	Investment risks	31
8	Taxation letter	37
9	Additional information	41
Appendix A	RPS Terms	51
Appendix B	Glossary	62

Summary of key dates

Offer opens (Opening Date)	30 September 2002
Offer closes (Closing Date)	18 October 2002
RPS allotted (Issue Date)	24 October 2002
RPS commence trading (deferred settlement basis)	25 October 2002
RPS holding statements despatched	31 October 2002
RPS commence trading (normal settlement basis)	8 November 2002
First Distribution Payment Date	24 April 2003
First Reset Date	24 October 2007

Dates may change
These dates are indicative only and are subject to change. The Issuer and AMP may, with the consent of the Lead Manager, extend the Closing Date or close the Offer early without notice. Accordingly, investors who wish to apply for RPS are encouraged to submit their Application Forms as soon as possible after the Offer opens. If the Closing Date is changed, the subsequent dates may also be changed accordingly. Application will be made by the Issuer to ASX within seven days after the date of the Original Prospectus for admission of RPS to official quotation on ASX. The dates in this table are indicative only and depend on ASX approving this application.

Application Forms
Application Forms will only be available in print form and electronically from the Opening Date to the Closing Date.



26 September 2002

Dear Investor

On behalf of AMP, I am pleased to offer you an opportunity to invest in Reset Preferred Securities (RPS). Full details of RPS are set out in this Prospectus with the key features detailed on the following page. I urge you to read this Prospectus carefully.

The AMP Group is issuing RPS as part of its ongoing capital management programme – as foreshadowed on 22 August 2002 when AMP released its half-year results. The issue of RPS will be used by the AMP Group to reduce short-term debt, increase its capital resources and generally reinforce the AMP Group's financial strength. This will provide the AMP Group with a more efficient and stronger capital structure.

The AMP Group intends to issue up to 7.5 million RPS at A$100 each, to raise up to A$750 million, with the ability to accept over-subscriptions of up to a further A$250 million.

The AMP Group will apply to have RPS quoted on ASX. RPS Holders who wish to sell their RPS before the Reset Date can do so on ASX at the market price at that time.

To apply for RPS, you need to fill out an Application Form accompanying this Prospectus. Applications can only be made on this Application Form. If you are an AMP Ordinary Shareholder and have a registered address in Australia or New Zealand, you may request a personalised Application Form. You must complete this personalised Application Form and be registered as an Ordinary Shareholder at 5.00pm on 26 September 2002 to receive your preferential allocation. Your preferential allocation will apply over general Applicants if there is excess demand for RPS.

The Offer is due to open on 30 September 2002 and close on 18 October 2002. However, it is possible that these dates will change, so if you wish to apply, I encourage you to submit your Application Forms with payment early.

If you have any questions regarding the Offer, please call the **RPS InfoLine 1300 556 030** (Australia) or **0800 448 062** (New Zealand) or alternatively, contact your stockbroker, accountant or other professional adviser.

Yours faithfully,

Stan Wallis
Chairman, AMP Limited

About RPS

Please read this first

You should read this Prospectus in full before deciding whether to apply for Reset Preferred Securities (known as RPS)

Any questions?

- A question-and-answer summary of the Offer and RPS begins on page 6
- If you have any questions in relation to the Offer, please call the **RPS InfoLine 1300 556 030** (Australia – Monday to Friday 8.00am to 7.00pm – Sydney time) or **0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – New Zealand time)
- You may also wish to contact your stockbroker, accountant or other professional adviser for advice

How to apply?

- You may apply for RPS between **30 September 2002** and **18 October 2002**. These dates may change or the Offer may close early without notice, so if you wish to apply, you are encouraged to apply as soon as possible
- Information about how to apply for RPS begins on page 14

AMP Reset Preferred Securities

RPS will be issued by AMP Henderson Global Investors Limited as the Responsible Entity of the AMP Reset Preferred Securities Trust. The RPS are:

- called *reset securities* because the Distribution Rate (and certain other features) can be reset on certain dates. The first Reset Date is 24 October 2007; and
- called *preferred securities* because amounts owing to RPS Holders are structured to be paid in preference to amounts owing on Ordinary Shares of AMP.

Preferred Distributions

Preferred, non-cumulative Distributions fixed until 24 October 2007 and payable twice-yearly. Until that date, the annual Distribution Rate is the Initial Margin of [#]% plus the Market Rate[1] on the Issue Date. Payment of Distributions is subject to certain conditions.

Conversion rights

RPS have no maturity, but on any Reset Date, and in certain other circumstances, RPS may be Converted into Ordinary Shares.
RPS must be Exchanged into Preference Shares in certain circumstances.

Potential equity upside

RPS Holders may participate in any increase in AMP's Ordinary Share price above A$20.00.

Quoted

The Issuer will apply to have RPS quoted on ASX so that they can be bought and sold on the stock exchange.

NOTE: 1 As at 25 September 2002, the Market Rate was 5.40% per year. The Market Rate on the Issue Date (expected to be 24 October 2002) may be higher or lower than this rate.

Section 1
RPS Offer summary

Set out below is a summary of the Offer and the RPS Terms. **This information is a summary only.** You should read the Prospectus in full, including the full RPS Terms (see Appendix A). There are particular risks associated with investing in RPS, as well as general risks associated with investing in AMP and the financial services industry generally. A summary of these investment risks is in Section 7.



General	Details
Offer structure	The Issuer intends to issue up to 7.5 million RPS at A$100 each, to raise up to A$750 million, with the ability to accept over-subscriptions of up to a further A$250 million. Applications must be for a minimum of 50 RPS at A$100 each (A$5,000).
Issuer	AMP Henderson Global Investors Limited as the Responsible Entity of the AMP Reset Preferred Securities Trust (ARSN 102 211 325) (Trust). The Trust is a registered managed investment scheme. The Issuer is a wholly-owned subsidiary of AMP, incorporated in Australia.
Guarantor	AMP Group Holdings Limited (ABN 88 079 804 676) is a wholly-owned subsidiary of AMP, incorporated in Australia.
Securities	Reset Preferred Securities (RPS), being units in the Trust, and options to receive, in certain circumstances, Ordinary Shares or Preference Shares in AMP (Options).
Listing	The Issuer intends to apply for official quotation of RPS on ASX. Trading (on a deferred settlement basis) is expected to begin on 25 October 2002.
Face Value	A$100 each.

Distributions	Details
Distribution	A preferred, non-cumulative Distribution from the Trust fixed until the first Reset Date (24 October 2007).
Distribution Rate	Until the first Reset Date (24 October 2007), the annual Distribution Rate will be the Initial Margin of [#]% plus the Market Rate[1] on the Issue Date. The annual Distribution Rate applying after 24 October 2007 will be the sum of the Market Rate on each Reset Date and the Margin as reset by the Issuer on each Reset Date in accordance with the RPS Terms (see Section 2.14).
Timing	Distributions are payable twice-yearly on 24 April and 24 October. The first Distribution is payable on 24 April 2003 for the period beginning on the Issue Date.
Payment conditions	Payment is subject to a number of conditions (see Section 2.10). If a Distribution has not been paid in full, AMP may not pay a dividend on Ordinary Shares, or make any distribution on any share capital, or alter its outstanding share capital – unless it takes certain actions (see Section 2.11). Distributions will only be paid directly into RPS Holders' nominated financial institution accounts.
Franking	Distributions will not carry franking credits.
Guarantee	If a Distribution is due and payable, but not paid by the Trust, the Guarantor will pay an equivalent cash amount to RPS Holders. The Guarantee ranks in priority of payment to Ordinary Shares, but is subject to the Payment Limitations and Liquidation Limitations (see Section 2.10) and is subordinated to the Guarantor's ordinary creditors and other prior ranking creditors. The Guarantee is not a guarantee that a Distribution will be paid in all instances. See Sections 2.2.3 and 9.10.



Reset	Details
Reset Dates	The first Reset Date is 24 October 2007. On each Reset Date, AMP may reset certain terms, including the next Reset Date, the Margin, the frequency and timing of Distributions, the Conversion Discount, the Minimum Conversion Number and the Maximum Conversion Number. This reset of terms on Reset Dates is subject to certain restrictions (see Section 2.14). For example, the Margin may not be increased until 24 October 2012.

NOTE: 1 As at 25 September 2002, the Market Rate was 5.40% per year. The Market Rate on the Issue Date (expected to be 24 October 2002) may be higher or lower than this rate.



Conversion and Redemption	Details
Conversion by RPS Holders	An RPS Holder may require the Issuer to Convert all or some of their RPS into Ordinary Shares by providing notice to the Issuer: • shortly before each Reset Date; or • after a Conversion Event (see Section 2.16). An RPS Holder may also request Conversion at any other time, but in this case, the Conversion Ratio will be the Minimum Conversion Number of 5.1282. When the Issuer has received notice from an RPS Holder (other than in the case of an Acquisition Event), the Directors of AMP may resolve (subject to law) that a sale of those RPS to a third party for a cash amount payable to the RPS Holder be arranged. Otherwise, each RPS Converts to a number of Ordinary Shares equal to the Conversion Ratio.
Resale right	If an RPS Holder requires Conversion (other than in the case of an Acquisition Event), and the Directors of AMP resolve that a third party is to purchase each RPS which is the subject of that RPS Holder's Conversion notice, then the Issuer must (subject to law) arrange this at the greater of: • A$100; and • the value of the Minimum Conversion Number multiplied by the relevant VWAP. Those proceeds are then payable to the RPS Holder.
Conversion by the Issuer	The Directors of AMP may in certain circumstances resolve that Conversion should occur. The Issuer must then give notice to RPS Holders to effect Conversion of all RPS. The circumstances in which the Directors of AMP may resolve that Conversion should occur include: • the occurrence of a Regulatory Event, a Tax Event, an Acquisition Event or a Holder Event; • shortly before each Reset Date; or • if the aggregate Face Value of outstanding RPS is less than A$100 million. Each RPS will then Convert to a number of Ordinary Shares equal to the Conversion Ratio.
Conversion Ratio	In most cases, the number of Ordinary Shares to which each RPS Converts will be calculated by reference to the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX (VWAP) during the 20 ASX Business Days immediately preceding the Conversion Date. The Conversion process will be adjusted to take into account certain changes to the capital structure of AMP.
Conversion Discount	The Conversion Discount entitles RPS Holders to be issued Ordinary Shares at a discount to the relevant VWAP. Until the first Reset Date, the Conversion Discount is 2.5% or, in limited circumstances, 4.0% (see Sections 2.18 and 2.25).
Minimum and Maximum Conversion Numbers	The number of Ordinary Shares to which each RPS Converts will be no less than 5.1282 (Minimum Conversion Number) and no more than 100 (Maximum Conversion Number), unless adjusted or otherwise reset in accordance with the RPS Terms. This means that RPS Holders may participate in increases in AMP's Ordinary Share price above A$20.00.
Redemption	Subject to APRA's consent, the Directors of AMP may resolve that all outstanding RPS be Redeemed for cash: • if the aggregate Face Value of outstanding RPS is less than A$100 million; or • after a Regulatory Event or a Tax Event. In these circumstances, the Issuer must give notice to RPS Holders. Each RPS will be Redeemed for the greater of: • A$100; and • the value of the Minimum Conversion Number multiplied by the relevant VWAP.

Exchange	Details
Exchange into Preference Shares	In certain circumstances, each RPS must be Exchanged into a Preference Share. Preference Shares will have substantially the same rights as RPS (see Sections 2.23 to 2.25). A summary of the Preference Share terms is in Section 9.6.

Priority	Details
Ranking and restriction on other issues	While there are any RPS on issue, AMP must not, without RPS Holder approval, issue shares, or allow shares (or other securities) to convert into shares, that rank in priority to the Preference Shares.
Participation	RPS do not carry any right to participate in issues of securities or capital reconstructions of AMP. However, the number of Ordinary Shares to be issued on Conversion will be adjusted to take into account certain changes to the capital structure of AMP.
Voting rights	RPS Holders have no right to vote at general meetings of AMP.

Section 2
Answers to key questions

This Section answers some questions which you may have about RPS. These answers are intended as a guide only. Further details are provided elsewhere in this Prospectus, which you should read in full. The RPS Terms are set out in full in Appendix A.

About RPS

2.1 What are RPS?	RPS are Reset Preferred Securities which: • entitle RPS Holders to preferred, non-cumulative Distributions (see Sections 2.5 to 2.11); • have certain terms that may be reset by AMP (subject to APRA restrictions) on any Reset Date (see Sections 2.12 to 2.14); • enable RPS Holders to participate in any increase in AMP's Ordinary Share price above A$20.00 (see Section 2.18); • have no maturity date, but may Convert into Ordinary Shares in a number of circumstances (see Sections 2.15 to 2.20); • rank in priority of payment to Ordinary Shareholders (see Section 2.1.4), but are subordinated to all policyholders and creditors. AMP must not, without RPS Holder approval, issue shares or allow shares (or other securities) to convert into shares that rank in priority to Preference Shares; and • must be Exchanged into Preference Shares in certain circumstances. Preference Shares will have substantially the same rights as RPS (see Sections 2.23 to 2.25).
2.1.1 Can RPS be traded on the stock exchange?	Within seven days after the date of the Original Prospectus, the Issuer will apply for RPS to be quoted on ASX. Once RPS are quoted, they may be bought or sold through any stockbroker. The market price of RPS may be higher or lower than the Face Value, and will depend on, among other things, the level of supply and demand for RPS.
2.1.2 Do RPS Holders have voting rights?	RPS Holders have no right to vote at general meetings of AMP. However, RPS Holders have voting rights as holders of units in the Trust. In addition, approval of RPS Holders will be sought in certain circumstances, such as before AMP may issue shares ranking in priority to Preference Shares.
2.1.3 What are the taxation implications for RPS Holders?	The taxation implications of investing in RPS will depend on each RPS Holder's individual circumstances. You should obtain your own taxation advice. See Section 8 for a summary of some of the relevant taxation implications.
2.1.4 What will RPS Holders receive in the unlikely event of a winding-up of AMP?	In the unlikely event of a winding-up of AMP, RPS Holders will cease to be entitled to any further Distributions. If their RPS have not been Converted, Exchanged or Redeemed each RPS Holder will be entitled (in priority of payment to Ordinary Shareholders and holders of securities ranking lower than Preference Shares) to a cash amount up to the amount they would receive if RPS were Preference Shares. However, to ensure that RPS Holders are treated as holders of equity in the unlikely event of a winding-up, if Preference Shares have been issued unpaid to the Trust (see Section 2.25), the Issuer must Exchange the RPS into Preference Shares (see Sections 2.23 to 2.25).

2.2 Who is issuing RPS?

RPS will be issued by the Issuer as Responsible Entity of the AMP Reset Preferred Securities Trust. The payment obligations of the Issuer in relation to RPS will be guaranteed on a subordinated basis by AMP Group Holdings Limited, a wholly-owned subsidiary of AMP (see Section 2.2.3).

2.2.1 What is the Trust?

The Trust is a registered managed investment scheme that has been established to issue RPS. The Trust is governed by the Trust Constitution. Subject to the Corporations Act, the Issuer may amend the Trust Constitution. However, the Trust Constitution and the rights attaching to any class of units may only be varied with the consent of the Ordinary Unitholder, AMP (UK) plc.

2.2.2 What is the role of the Responsible Entity of the Trust?

The Corporations Act requires a registered managed investment scheme to have a responsible entity. The Responsible Entity of the Trust is the Issuer. The Issuer, AMP Henderson Global Investors Limited, is a wholly-owned subsidiary of AMP. As Responsible Entity, the Issuer is responsible to Unitholders for the day-to-day operations of the Trust. The Issuer must exercise its functions for the benefit of Unitholders. To enable it to discharge its functions, it has appointed AMP Services Limited (ABN 50 081 143 706) as Administrator. Among other things, the Administrator must engage the AMP Securities Registry. The Administrator's obligations to the Issuer are guaranteed by the Guarantor. See the summary of the Administration Deed in Section 9.8.

2.2.3 What is guaranteed by the Guarantor?

The Guarantor guarantees the Issuer's payments of:

- Distributions due and payable but not paid – that is, the Guarantor will pay the amount of a Distribution to RPS Holders if the Trust has not received sufficient interest payments from the Subordinated Notes (see Sections 2.3 and 9.9) and therefore has insufficient funds to pay a Distribution (and is not prevented from paying a Distribution due to the Payment Limitations or Liquidation Limitations – see Section 2.10);
- amounts owing on Redemption of RPS; and
- amounts owing if the Trust is dissolved.

This Guarantee is not a guarantee that a Distribution will be paid in all instances (see Section 9.10).

RPS Holders also have the benefit of certain undertakings from AMP. See the summary of the RPS Parent Deed Poll in Section 9.11 for details of these undertakings.

2.2.4 What is the role of APRA?

APRA stands for Australian Prudential Regulation Authority. It is a statutory authority and is the sole prudential regulator in Australia of insurance companies, banks, superannuation funds, credit unions, and building and friendly societies. APRA aims to ensure that regulated institutions have high-quality systems for identifying, measuring and managing the various risks in their business. It sets standards including capital requirements for the prudent management of insurance companies and other financial institutions to maximise the likelihood that they will remain financially sound and be able to meet their obligations to policyholders and depositors.

APRA has a continuing regulatory and oversight role in relation to the AMP Group and RPS. It has agreed to classify RPS for regulatory purposes as Tier 1 capital. To retain this classification, APRA has placed conditions on the ability of the Issuer and AMP to take certain actions, including in relation to resetting terms or paying Distributions. These conditions also require AMP to seek approval at its next annual general meeting in May 2003 for amendments to the AMP Constitution to enable it to issue Preference Shares, and if obtained, subsequently to issue Preference Shares unpaid to the Trust.

Proceeds of the Offer	
2.3 How will the proceeds be used by the Trust?	The Trust will apply the net proceeds of the Offer to acquire perpetual subordinated Australian dollar notes (Subordinated Notes) to be issued by AMP (UK) Finance Services plc (AMP UK) under an existing debt securities programme.
2.4 How will the AMP Group use the proceeds?	The net proceeds of this Offer will be used by the AMP Group to reduce short-term debt, increase the AMP Group's capital resources and generally reinforce its financial strength. This will provide the AMP Group with a more efficient and stronger capital structure.

Distributions to RPS Holders	
2.5 When will Distributions be paid?	Subject to the Payment Limitations and Liquidation Limitations, Distributions will be paid twice-yearly on 24 April and 24 October. The first Distribution is payable on 24 April 2003 for the period from the Issue Date to 24 April 2003. Distributions are preferred, non-cumulative and subject to the conditions described in Section 2.10.
2.6 How will the amount of Distributions be determined?	Until the first Reset Date (24 October 2007), the annual Distribution Rate will be the Initial Margin of [#]% plus the Market Rate on the Issue Date. As at 25 September 2002, the Market Rate was 5.40% per year. The Market Rate on the Issue Date (expected to be 24 October 2002) may be higher or lower than this rate. The annual Distribution Rate applying after 24 October 2007 will be the sum of the Market Rate and the Margin. On each Reset Date, AMP may (subject to certain restrictions) determine a new Distribution Rate by determining the Market Rate and varying the Margin. Consequently, the annual Distribution Rate that applies after 24 October 2007 may be greater or less than the annual Distribution Rate that applies until that date. To meet APRA's capital requirements, certain restrictions apply to AMP's ability to reset the Margin. Although the RPS Terms enable these restrictions to be waived by APRA, any waiver would not be consistent with APRA's current guidelines. See clause 6 of the RPS Terms. See Section 2.14 for the other terms that can be reset by AMP.
2.7 How will Distributions be paid?	When Distributions are paid, they will be paid in cash into RPS Holders' nominated financial institution accounts.
2.8 Will Distributions be franked?	Distributions will not carry franking credits.
2.9 What is a non-cumulative Distribution?	Distributions are non-cumulative. This means that if, as a result of a Payment Limitation or a Liquidation Limitation, the Trust does not pay the Distribution for a particular period in full, or does not pay the Distribution at all, then RPS Holders are not entitled to any unpaid amount in respect of that Distribution – unless AMP elects, and subject to APRA approval, to make up the Distribution. However, if the Trust does not pay a Distribution, AMP will be subject to a number of restrictions, including restrictions on its ability to pay dividends on Ordinary Shares (see Section 2.11). In addition, non-payment in full of a Distribution that is payable may enable an RPS Holder to require Conversion of some or all of their RPS (see Section 2.16).

2.10 Why would the Trust not pay a Distribution?

There can be no assurance that Distributions will always be paid. RPS are not debt instruments, and Distributions are not the same as interest payments.

Payment of Distributions is subject to the following Payment Limitations and Liquidation Limitations.

Payment Limitations

A Distribution will not be paid if any one of the following Payment Limitations exists:

- an administrator or liquidator has been appointed to AMP, or an order has been made, or an effective resolution passed for the winding-up of AMP;
- the retained profits of the AMP Group are not positive;
- the Distribution would result in the AMP Group not complying with APRA's capital adequacy guidelines;
- the Distribution is greater than Distributable Profits;
- AMP has not declared a dividend on the Ordinary Shares at any time in the 12 months before the Distribution and the Directors of AMP in their sole discretion have resolved that the Distribution not be paid; or
- APRA objects to the payment.

Liquidation Limitations

Liquidation Limitations exist in the unlikely event of a winding-up or liquidation of AMP. In these unlikely circumstances, RPS Holders will automatically cease to be entitled to any further Distributions. If their RPS have not been Converted, Exchanged or Redeemed, in such circumstances, each RPS Holder will be entitled to receive (in priority of payment to Ordinary Shareholders or holders of other securities ranking lower than Preference Shares) a cash amount up to the amount they would receive if their RPS were Preference Shares.

However, to ensure that RPS Holders are treated as holders of equity in the unlikely event of a winding-up, if Preference Shares have been issued unpaid to the Trust (see Section 2.25), the Issuer must Exchange RPS into Preference Shares (see Sections 2.23 to 2.25).

2.11 What restrictions affect AMP if a Distribution is not paid?

If the Trust does not pay a Distribution, AMP must not:

- pay a dividend or make any distribution on any of its share capital other than any share capital that ranks in priority to Preference Shares (or, if the Preference Shares have not yet been issued, Ordinary Shares). This does not preclude interest payments being made on debt securities including AMP Income Securities; or
- redeem, reduce, cancel, or acquire for any consideration any of its outstanding share capital.

These restrictions will be lifted (unless APRA objects) once:

- two consecutive half-yearly Distributions have been paid in full;
- all RPS have been Converted, Exchanged, Redeemed or cancelled; or
- RPS Holders have approved by special resolution to do so.

In addition, these restrictions will be lifted if an Optional Distribution has been paid to RPS Holders (subject to the consent of APRA) equal to the unpaid amount (if any) of the two immediately preceding Distributions.

To the extent that a Distribution is not paid due to a Payment Limitation, then (subject to the consent of APRA and the Liquidation Limitations) AMP may issue such number of Ordinary Shares as will, when sold by a third party, result in net proceeds of not less than the unpaid amount (if any) of the two immediately preceding Distributions. That amount will be paid to the Issuer who will use it to pay RPS Holders an Optional Distribution. Although this mechanism exists under the RPS Terms, it is subject to APRA's consent. Such consent would not be consistent with APRA's current guidelines.

Resetting the terms

2.12 What are Reset Dates?

Reset Dates are dates on which AMP may reset some of the RPS terms.

The first Reset Date will be 24 October 2007. After that date, each successive Reset Date will be a date determined by AMP, with the approval of APRA in certain circumstances, in accordance with the RPS Terms. APRA currently requires that the period between Reset Dates be five years.

2.13 What happens on a Reset Date?

RPS Holders
By giving notice at least 35 ASX Business Days (but no more than three months) before a Reset Date, RPS Holders may require the Issuer to Convert all or some of their RPS into Ordinary Shares.

If the Issuer receives such notice and certain conditions are satisfied, the Issuer must:
- Convert those RPS into Ordinary Shares (for the Conversion Ratio, see Section 2.18); or
- subject to law, arrange for a third party to purchase these RPS from the RPS Holder for a cash amount (see Section 2.19).

AMP and the Issuer
On a Reset Date:
- AMP may reset certain terms (see Section 2.14); or
- the directors of AMP may resolve that all RPS be Converted into Ordinary Shares. The Issuer must give notice of Conversion to all RPS Holders at least 30 ASX Business Days (but not more than six months) before a Reset Date.

2.14 What can be reset?

On a Reset Date, and subject to APRA's approval, AMP may reset any of the following RPS terms:
- next Reset Date;
- Margin;
- frequency and timing of Distribution Payments;
- Conversion Discount;
- Minimum Conversion Number and Maximum Conversion Number; and
- certain adjustments to the Conversion mechanics used to protect RPS Holders.

If any RPS terms are reset, the new terms apply from (and including) the relevant Reset Date to (but excluding) the next Reset Date.

There are restrictions on AMP's ability to reset RPS terms. For example, the Margin may not be increased until 24 October 2012. See clause 6.2 of the RPS Terms.

The Issuer must notify each RPS Holder of any changes at least 50 ASX Business Days before the relevant Reset Date. If the Issuer does not give this notice, the existing terms apply until the next Reset Date. On receiving the notice, and at least 35 ASX Business Days prior to the Reset Date, an RPS Holder may elect to Convert their RPS (see Section 2.13).

Conversion into Ordinary Shares

2.15 What is Conversion?

Conversion is the process by which, in certain circumstances, RPS are replaced with Ordinary Shares. In these circumstances, AMP will deliver Ordinary Shares to RPS Holders. RPS will then be automatically redeemed and cancelled.

If an RPS Holder requires Conversion, the Directors of AMP may resolve (subject to law) that a sale of those RPS to a third party be arranged by the Issuer and deliver the cash proceeds to the RPS Holder (see Section 2.19).

2.16 When can Conversion occur?

An RPS Holder or the Issuer may trigger Conversion in certain circumstances.

RPS Holder Conversion

An RPS Holder may require the Issuer to Convert all or some of their RPS at the Conversion Ratio (see Section 2.18) by providing the appropriate notice to the Issuer at the following times:

- shortly before the Reset Date (see Section 2.13); or
- after a Conversion Event (but no later than 20 ASX Business Days after being notified of the event by the Issuer).

A Conversion Event includes the following:

- non-payment in full of a Distribution within 20 ASX Business Days of a Distribution Payment Date;
- occurrence of a conventional insolvency-type event in relation to AMP, the Issuer or the Guarantor;
- a change in control of AMP by a takeover bid or a scheme of arrangement;
- the suspension of RPS or Ordinary Shares from trading on ASX for more than 20 consecutive ASX Business Days; or
- an announcement by AMP of its intention to sell all, or substantially all, of its business undertaking or assets.

An RPS Holder may also request Conversion at any other time, but in this case, the Conversion Ratio will be the Minimum Conversion Number of 5.1282.

If an RPS Holder wishes to Convert some (but not all) of their RPS, the number of RPS to be Converted must:

- be at least 10; and
- be such that the aggregate number of RPS held after Conversion is at least 10.

Issuer Conversion

If the Directors of AMP require Conversion, the Issuer must (subject to satisfaction of certain conditions) Convert all (but not some) outstanding RPS by providing the appropriate notice to RPS Holders. The Directors of AMP may require Conversion:

- at least 30 ASX Business Days (but not more than six calendar months) before any Reset Date;
- if a Regulatory Event or Tax Event occurs;
- if a takeover bid or a scheme of arrangement in respect of AMP which will effect a change in control of AMP is announced;
- if a Holder Event occurs (that is, if RPS Holders seek to wind-up the Trust, alter the nature of its permitted investments or remove the Issuer as Responsible Entity); or
- if the aggregate Face Value of all outstanding RPS is less than A$100 million.

2.17 What is the Conversion Date?

The Conversion Date varies depending on the method of Conversion (see clauses 3.1 and 3.2 of the RPS Terms).

2.18 If Conversion occurs, how many Ordinary Shares will each RPS Convert to?

Each RPS that is Converted will Convert into a number of Ordinary Shares equal to the Conversion Ratio.

Generally, the Conversion Ratio is calculated by reference to the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX (VWAP) during the 20 ASX Business Days immediately preceding the Conversion Date. The Conversion Ratio also entitles RPS Holders to Ordinary Shares issued at a discount to the prevailing market price. Until the first Reset Date, the Conversion Discount is 2.5%, except in the circumstances described in Section 2.25, in which case it is 4.0%.

The exception is if an RPS Holder requires Conversion at a time that is not a Reset Date, and not within 20 ASX Business Days after notification of a Conversion Event. In this case, the Conversion Ratio is 5.1282, the Minimum Conversion Number.

On Conversion of an RPS, the number of Ordinary Shares issued will be variable and will be:
- at least the Minimum Conversion Number (5.1282); and
- not more than the Maximum Conversion Number (100).

Generally, this means that, if the Ordinary Share price is on or above A$1.03 and on or below A$20.00, RPS Holders will receive a number of Ordinary Shares with an equivalent value (based on the relevant VWAP) of A$102.56.

RPS Holders will also generally participate in any increase in the price of Ordinary Shares if the relevant VWAP prior to the Conversion Date is above A$20.00, as RPS Holders will receive the Minimum Conversion Number of Ordinary Shares regardless of the VWAP during that period.

If the VWAP over that period is below A$1.03, RPS Holders are exposed to decreases in the average sale price of Ordinary Shares and may receive a number of Ordinary Shares with a value less than A$102.56. The value of Ordinary Shares that RPS Holders will receive on Conversion is not guaranteed to be above the Face Value.

The Conversion Ratio for determining the Minimum Conversion Number of Ordinary Shares to be issued on Conversion will be adjusted in certain circumstances (including where there is a bonus or rights issue, an off-market buy-back, a return of capital or a takeover bid).

2.19 Can RPS Holders receive cash instead of Ordinary Shares?

If an RPS Holder requires Conversion (other than in the case of an Acquisition Event), and the Directors of AMP resolve that a third party is to purchase each RPS, then the Issuer must (subject to law) arrange this at the greater of:
- A$100; and
- the value of the Minimum Conversion Number multiplied by the relevant VWAP.

If that happens, the Issuer must pay the proceeds to the RPS Holder within five ASX Business Days after the sale.

If the Issuer gives notice requiring Conversion, RPS Holders will only receive Ordinary Shares.

2.20 Can RPS Holders request repayment of their investment?

RPS Holders have no right under the RPS Terms to require the Issuer or AMP to repay any of the money originally paid for the RPS.

Redemption by the Issuer

2.21 Can the RPS be Redeemed?

Subject to APRA's consent, the Directors of AMP may resolve that all outstanding RPS be Redeemed for cash:
- if the aggregate Face Value of the outstanding RPS is less than A$100 million; or
- after a Regulatory Event or Tax Event.

2.22 What happens in the event of Redemption?

On Redemption, each RPS will be Redeemed for the greater of:
- A$100; and
- the value of the Minimum Conversion Number multiplied by the relevant VWAP.

Exchange into Preference Shares

2.23 What is Exchange?

Exchange is the process by which RPS are replaced with Preference Shares. Upon Exchange, each RPS is replaced with one Preference Share. RPS will then be automatically redeemed and cancelled.

2.24 What are Preference Shares?

Preference Shares are securities in AMP, rather than units of the Trust. Preference Shares will provide RPS Holders with substantially the same rights as RPS. A summary of the Preference Share terms is in Section 9.6.

2.25 When will Exchange occur?

The Issuer must Exchange all outstanding RPS by giving notice to RPS Holders if APRA so directs or if:

- a conventional insolvency-type event in relation to AMP occurs;
- retained profits (as defined in the RPS Terms) are negative;
- APRA determines the AMP Group's capital adequacy ratio does not comply with APRA's guidelines;
- APRA issues a written directive requiring AMP to increase its capital; or
- following a Regulatory Event or Tax Event, the Directors of AMP resolve that Exchange should occur.

For Exchange to occur, AMP must have issued unpaid Preference Shares to the Trust. Ordinary Shareholders will be asked to authorise the issue of Preference Shares by AMP at its next annual general meeting in May 2003. If Ordinary Shareholders do not authorise AMP to issue Preference Shares, and APRA subsequently reclassifies RPS as other than Tier 1 capital, then if the Directors of AMP so resolve, the Issuer must Convert all RPS. If this occurs, a special Conversion Discount of 4.0% will apply.

Ordinary unit in the Trust

2.26 What is the ordinary unit?

There are two classes of units in the Trust, RPS and the ordinary unit. The ordinary unit is held by the Ordinary Unitholder, AMP (UK) plc. The ordinary unit carries the right to any residual income or capital not distributed to RPS Holders in accordance with the Trust Constitution. The ordinary unit also confers on the Ordinary Unitholder the right to require that its consent be obtained before any variation is made to the Trust Constitution or the rights attaching to any class of units.

AMP's 5% shareholding limit

2.27 What is the relevance of the 5% shareholding limit in the AMP Constitution?

Until 15 June 2003, the AMP Constitution (unless amended by special resolution) allows the Board to require an Ordinary Shareholder to dispose of Ordinary Shares if that Ordinary Shareholder has a relevant interest in more than 5% of the Ordinary Shares.

RPS are not Ordinary Shares. However, RPS may be Converted into Ordinary Shares. So, if RPS are Converted into Ordinary Shares, the Ordinary Shares into which they are Converted will be taken into account in determining an Ordinary Shareholder's relevant interest. If you already hold Ordinary Shares, you should take care to ensure that your acquisition of RPS does not place you in breach of the 5% shareholding limit.

This is a summary only. You should read the whole of this Prospectus carefully. If you are unclear on any matter or uncertain if RPS are a suitable investment for you, you should contact your stockbroker, accountant or other professional adviser.

Section 3
How to invest

This Section is for Australian Applicants only. If you are a New Zealand investor, please obtain a copy of the New Zealand Investment Statement for details of how to apply for RPS. As a New Zealand investor you must also use the relevant New Zealand Application Form that accompanies the New Zealand Investment Statement to make your Application.


If you are a New Zealand investor

- You must refer to the New Zealand Investment Statement for details of how to apply for RPS.
- Call the **RPS InfoLine 0800 448 062** (New Zealand – Monday to Friday 8:30am to 5:00pm – New Zealand time)

3.1 How do you apply to invest?

To apply for any RPS, you must complete the Application Form accompanying this Prospectus or downloaded from the AMP website www.ampgroup.com/rps or an electronic Application Form made available by the Lead Manager, a Co-manager or other Participating Broker. Application Forms will be available from the Opening Date (30 September 2002). If you return an Application Form, you acknowledge that you have received and read this Prospectus in full.

Follow the instructions set out on the Application Form and in this Section. If you do not follow those instructions, your Application may be rejected.

Personalised Application? If you are an AMP Ordinary Shareholder and have a registered address in Australia or New Zealand, you may request a personalised Application Form. You must complete this personalised Application Form and be registered as an Ordinary Shareholder at 5.00pm on 26 September 2002 to receive your preferential allocation (see Section 3.6).

3.2 How do you pay?

You may pay for your RPS by cheque(s), or money order(s), in Australian currency.

You should cross your cheque(s) 'not negotiable' and make them payable to 'AMP RPS Account'.

You may not apply in cash. If you send cash, your Application will not be processed and the cash will be returned, with no responsibility taken by the Issuer for the return of cash.

3.3 When must you apply by?

Your Application for RPS must be received (with your payment) no later than 5.00pm (Sydney time) on 18 October 2002, when the Offer is expected to close. The Offer is expected to open at 9.00am on 30 September 2002.

Because the Issuer may (without notice) close the Offer early or extend the Closing Date, **if you wish to apply for RPS, you are encouraged to submit your Application early**.

3.4 Where do you send your Application Forms?

Send your completed Application Form(s) with payment to either:

By mail
AMP Securities Registry
Reply Paid 5389
Sydney NSW 2001

By hand
AMP Securities Registry
Level 3, 60 Carrington Street
Sydney NSW 2000


Application Forms

By returning an Application Form, the Applicant acknowledges that they have received and read this Prospectus in full.

AMP is not able to accept Applications – Application Forms and accompanying cheque(s) or money order(s) will not be accepted at AMP's registered office or at any other AMP-branded offices.

Broker firm allocations? If you received a firm allocation of RPS from a Participating Broker:

- you must return your completed Application Form with payment directly to the Participating Broker (and not to AMP Securities Registry); and
- you should contact the relevant broker about Application and payment instructions.

If you are a New Zealand investor

- You must refer to the New Zealand Investment Statement for details of how to apply for RPS
- Call the **RPS InfoLine 0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – New Zealand time).

3.5 What is the minimum Application amount?

If you decide to apply, you must apply for at least 50 RPS at A$100 each – that is, for at least A$5,000 of RPS (and after that in multiples of 10 RPS or A$1,000).

However, the Issuer and the Lead Manager reserve the right to reject any Applications, or to allocate to you fewer RPS than you applied for, including fewer than the minimum Application of 50 RPS. See Section 4.2 for the allotment and allocation policy.

3.6 What is the preferential allocation for Ordinary Shareholders?

The Issuer is offering a preferential allocation of RPS to AMP Ordinary Shareholders if there is excess demand. To be eligible, you must be an AMP Ordinary Shareholder at 5.00pm on 26 September 2002 and have a registered address in Australia or New Zealand.

However, to receive your preferential allocation, you must apply on the personalised Application Form sent to you with a copy of this Prospectus after you either:

- responded to the Prospectus registration card sent to Australian resident AMP Ordinary Shareholders; or
- contacted the **RPS InfoLine 1300 556 030** (Australia) to request a Prospectus with your personalised Application Form. You can do this until the Closing Date.

3.7 What brokerage and stamp duty do you have to pay?

If you complete your Application Form correctly, you do not have to pay any brokerage or stamp duty on the issue of RPS.

Also, you will not have to pay stamp duty on later transfers of RPS while they are quoted on ASX. *However, you may have to pay brokerage on later transfers of RPS.*

3.8 Should you provide your Tax File Number/Australian Business Number on your Application Form?

If you are an Australian resident, it is recommended that on your Application Form you provide:

- your Tax File Number (TFN);
- your TFN exemption details (if applicable); or
- your Australian Business Number (ABN) (if the RPS are to be held as part of an enterprise carried on by an RPS Holder).

However, you can provide that information later by contacting AMP Securities Registry.

Until you provide that information, the law requires the Issuer to withhold Australian tax at the maximum marginal tax rate (currently 47%) plus the Medicare Levy (currently 1.5%) on the amount of any Distributions in respect of RPS you hold.

RPS Holders who are not residents of Australia should not be subject to Australian withholding tax on the amount of any Distributions (see Section 8.2.1), provided they have a registered address outside Australia.

3.9 Will Application amounts be refunded?

If your Application is not accepted, or is accepted in part only, then the relevant part of the Application money will be refunded to you as soon as practicable after the Closing Date. You will not be paid interest on any Application money returned to you. Any interest earned on the Application money will be retained by AMP Henderson Global Investors Limited in its personal capacity.


Need help?

If you have any questions, please contact: **RPS InfoLine 1300 556 030** (Australia – Monday to Friday 8.00am to 7.00pm – Sydney time)

3.10 Any questions?

If any matter is unclear or you are uncertain whether RPS are a suitable investment for you, then please contact your stockbroker, accountant or other professional adviser. If you have a firm allocation of RPS and you are in any doubt about what to do, you should immediately contact your Participating Broker.

Section 4
Structure of the Offer

If you are a New Zealand retail investor

- You must refer to the New Zealand Investment Statement for settlement details
- Call the **RPS InfoLine 0800 448 062** (New Zealand – Monday to Friday 8.30am to 5.00pm – New Zealand time)

4.1 Bookbuild

Until the first Reset Date (24 October 2007), the annual Distribution Rate will be the sum of the Initial Margin set through the Bookbuild and the Market Rate set on the Issue Date.

In the period after lodgment of the Original Prospectus and before the Opening Date, the Lead Manager will coordinate the Bookbuild, the primary purpose of which is to set the Initial Margin. The Initial Margin is the Margin set until the first Reset Date and is the Margin in the printed version of this Prospectus.

The Bookbuild will be conducted in accordance with terms and conditions approved by the Issuer, AMP and the Lead Manager. The Bookbuild will be open to institutional investors as well as Participating Brokers (who wish to obtain a firm allocation of RPS) to lodge bids for RPS to be issued under the Offer. Bids will be invited for a maximum number of RPS within an indicative range for the Initial Margin.

The Market Rate, until the first Reset Date, is a swap reference rate determined in accordance with the RPS Terms on the Issue Date. The Initial Margin, as determined by the Bookbuild, is expected to be announced on 30 September 2002. ASIC has permitted the Initial Margin to be inserted into this *Prospectus after lodgment and before the Opening Date.*

The Issuer, AMP and the Lead Manager will determine firm allocations to institutional investors and Participating Brokers at the conclusion of the Bookbuild.

Who can apply?

This Offer is open to AMP Ordinary Shareholders and other members of the public who are resident in Australia and New Zealand and to institutional investors.

4.2 Allotment and allocation policy

The Issuer intends to issue RPS under the Offer on 24 October 2002, although AMP and the Issuer may change this date subject to agreement with the Lead Manager. It is intended that the Issuer will issue up to 7.5 million RPS at a Face Value of A$100 each, to raise up to A$750 million, with the ability to take over-subscriptions of up to a further A$250 million.

In determining the allocation of RPS to investors, the Issuer and the Lead Manager will have regard to the Issuer's objectives to achieve an orderly and successful secondary market and a wide distribution of RPS.

The distribution of each firm allocation to clients by a Participating Broker will be at the discretion of that broker, and will be subject to the terms and conditions of the Bookbuild and the offer made to that broker by the Lead Manager. The Issuer, in consultation with AMP and the Lead Manager, may nominate allottees for allocations of RPS for the balance of the Offer.

If there is excess demand for RPS, the Issuer, in consultation with AMP and the Lead Manager, will consider scaling back Applications. This means that Applicants may be allocated fewer RPS than they applied for, including fewer than the stated minimum Application of 50 RPS, or that no RPS will be allocated to them.

The Issuer reserves the right to raise less than A$750 million of RPS.



Preferential allocation

In the event of excess demand, AMP Ordinary Shareholders in Australia and New Zealand will receive a preferential allocation over general retail Applicants

4.3 Preferential allocation to Ordinary Shareholders

If Applications are scaled back, Applicants who are AMP Ordinary Shareholders at 5.00pm on 26 September 2002, have a registered address in Australia or New Zealand, and who have submitted a personalised Application Form, will receive a preferential allocation. This means that those Applicants will receive preference over general retail Applicants who do not have a firm allocation from the Lead Manager or other Participating Brokers. See Section 3.6.

Despite this preferential allocation, Ordinary Shareholders may receive fewer RPS than they applied for, including fewer than the minimum Application of 50 RPS.

4.4 Stock exchange quotation

Within seven days after the date of the Original Prospectus, application will be made to ASX for official quotation of RPS. If quotation is not granted by ASX, RPS will not be issued and cheques and money orders received will be refunded in full without interest.

4.5 Deferred settlement trading

It is expected that trading of RPS will commence on a deferred settlement basis on 25 October 2002, following announcement of allocations. Trading on a deferred settlement basis will enable trading in RPS to occur before entries in respect of holdings of RPS are made on the RPS register, and before holding statements or allotment advices are sent to RPS Holders. It is expected that trading on a normal settlement basis will commence on 8 November 2002.

Broker firm Applicants may contact their Participating Broker and other Applicants should contact the AMP Securities Registry to enquire about their holding.

RPS holding statements or allotment advices

It is the responsibility of Applicants to determine their allotment before they trade in RPS. Applicants who sell RPS before they receive their holding statements or allotment advices will do so at their own risk

4.6 Provision of holding statements or allotment advices and settlement

The Issuer will apply for RPS to participate in CHESS and, if official quotation is granted on ASX, no holder certificates will be issued. On 31 October 2002, the Issuer expects holding statements to be despatched to successful Applicants. A holding statement (similar to a bank account statement) or an allotment advice sets out the number of RPS which have been allotted to each RPS Holder. RPS Holders will receive subsequent holding statements during the first week of the following month if there has been a change to their holdings on the register and as otherwise required under the Listing Rules and the SCH Business Rules.

An application will be made to list and trade RPS in Clearstream for the benefit of institutional investors. Investors who use this alternative clearing system will be responsible for successful and timely settlement of transactions under this system. The Offer is not conditional on the success of any such application to list and trade RPS on Clearstream.

Section 5
About the AMP Group

The AMP Group is a leading international financial services organisation, focused on wealth management. AMP Limited, the ultimate holding company of the AMP Group, is listed on ASX and NZSE.

AMP, as a company subject to the Corporations Act, is required to prepare annual and half-yearly financial statements. In addition, as a company listed on ASX, AMP is subject to periodic and continuous disclosure requirements.

The Issuer is part of a global asset management business that is a wholly-owned subsidiary of AMP. The global asset management business manages A$266 billion for retail and institutional investors worldwide, including A$75 billion for Australian investors (as at 30 June 2002). This includes acting as the responsible entity for 69 registered managed investment schemes, including four ASX-listed trusts with net assets exceeding A$3.5 billion. The global asset management business has more than 1,500 staff around the world and a presence in major markets in Europe, North and South America and the Asia Pacific. As the responsible entity for managed investment schemes listed on ASX, the Issuer in connection with the Trust is subject to periodic and continuous disclosure requirements.

Further information on the Issuer and AMP is contained in Sections 9.2 and 9.3.

5.1 AMP Group overview

From leading positions in its home markets of Australia, New Zealand and the United Kingdom, AMP has a presence in more than 20 countries around the world through business growth, acquisitions, strategic joint ventures and alliances.

The AMP Group offers customers retirement savings and income products and services, underpinned by advice, asset management, asset protection and banking.

The AMP Group provides wealth management products and services to:
- 1 in 5 Australian adults;
- 1 in 6 New Zealand adults; and
- 1 in 10 United Kingdom adults.

The AMP Group also assists large organisations with pension and investment advice and services.

5.2 AMP Group business description

The AMP Group is structured to operate effectively across diverse markets, offering an integrated range of financial products and services. The AMP Group holds strong market positions in its three home markets of Australia, New Zealand and the United Kingdom, with a growing presence in Asia, Europe and North America.

Since listing in 1998, AMP has delivered sustained growth in operating margins, and aims to continue to drive growth and value for shareholders by building and maintaining leading market positions in Australia, New Zealand and the United Kingdom and by exporting its expertise and capabilities to selected new markets.

The AMP Group's continuing business activities are separated into the following four areas.

5.2.1 AMP Australian and New Zealand Financial Services

AMP is a market leader in retail financial services in Australia and New Zealand. With over 3.5 million customers in Australia and New Zealand, AMP Financial Services provides wealth creation and wealth management products and services. It has the largest financial planning network in Australia and has more than 2,300 aligned planners in Australia and New Zealand.

In its financial services operations in Australia and New Zealand, AMP combines products and services to meet the needs of its customers. It delivers these products and services through multiple planner-based and direct channels so its customers can access AMP face-to-face, over the telephone, through the Internet, or at work.

AMP has a presence in over 20 countries around the world


AMP's international network
Financial Services
Investment Management


London
Sydney

5.2.2 AMP United Kingdom Financial Services – operating primarily in the United Kingdom

AMP's United Kingdom Financial Services business (UKFS) provides wealth management products and services to approximately 3.7 million active customers in the United Kingdom.

Through its United Kingdom retail financial services brands – AMP Pearl, AMP NPI, AMP London Life, and its online business, Ample – AMP is among the top 12 life and pension providers in the United Kingdom. In addition, the recently acquired Towry Law is among the five largest national independent financial advisers in the United Kingdom, as well as operating a strong international network of *independent financial advisers* (IFAs).

5.2.3 Henderson Global Investors

An international investment management group, Henderson Global Investors (HGI) is a participant in investment markets across the world, including Australia. It provides a wide range of investment products and services to institutions and individuals in Asia Pacific, Europe and North and South America.

HGI's main business areas are active and passive equities, fixed interest asset management, property and private capital.

The Issuer is a part of HGI.

At 30 June 2002, HGI managed A$266 billion in assets for its clients worldwide.

5.2.4 Developing Businesses

As part of its long-term growth strategy, AMP identifies new opportunities worldwide to exploit its strengths in wealth management.

These opportunities may be new geographic markets – such as Asia and Europe – or new segments in AMP's home markets in Australia, New Zealand and the United Kingdom.

AMP's Developing Businesses are:

- **Virgin Money** – a financial services joint venture with the Virgin Group in the United Kingdom;
- **AMP Asia** – AMP Sanmar operates in India through a joint venture with industrial company, Sanmar. AMP Japan was launched in 2002 utilising local technology and distribution alliances; and
- **AMP Europe** – *evaluating and prioritising AMP's entry into retail financial services in Continental* Europe, targeting economies where demand for wealth management products and services is growing rapidly on the back of pensions and market reform. Upon completion of its acquisition of Commerzbank Asset Management Italia (CAMI), AMP Europe will enter its first Continental European market. CAMI is a wealth management business with more than 190 financial planners across 26 Italian cities.

5.3 Business strategy and priorities

5.3.1 Corporate strategy

AMP will continue to grow as an international financial services company by:

- **building** and maintaining leading retail and corporate market positions in Australia, New Zealand and the United Kingdom;
- **expanding** from Australia, New Zealand and the United Kingdom by transferring its retail financial services skills to selected new markets in Europe and Asia;
- **building** an international asset management business through expansion into Europe, Asia and North America; and
- **focusing** on high-growth, high-return wealth management products and services.

Efficient, integrated business worldwide

Financial Services

Australia and New Zealand

- Superannuation
- Managed investments
- Income streams
- Banking
- Insurance
- Financial planning
- Online financial services

[illegible]

- Savings and investments
- Pensions –
  individual and corporate
- Retirement income
- Banking
- Life and protection
- General insurance
- Financial planning
- Mortgage and loans
- Trustee services

Investment Management

Henderson Global Investors

- Investment management
  - listed assets
  - property
  - private capital


Developing Businesses

- Virgin Money
- AMP Asia
- AMP Europe

AMP is capitalising on three significant market trends that are driving growth and creating opportunities for sustained shareholder returns:
- *aging populations;*
- people becoming increasingly responsible for funding their own retirement; and
- complexity driving the need for information and advice.

Three current short-term priorities
- capital management
- building UKFS
- cost management

5.3.2 Priorities

The trends noted above are driving long-term growth in the markets in which AMP operates.

However, investment market conditions affect AMP in a variety of ways, including its investment income, fees on assets under management and customers' propensity to invest.

While the AMP Group cannot control the current challenging external market conditions, it is focused on managing the factors it can control and has set three short-term priorities to protect profitability in the current market and to position the AMP Group for future growth.

Those three current short-term priorities are: capital management, building UKFS and cost management.

Capital management

AMP's overall capital position remains strong:
- total equity resources of approximately A$17 billion
- prudent gearing

Capital management

AMP has an ongoing strategy to maximise its capital efficiency while maintaining the AMP Group's financial strength. The Offer is a part of this strategy. This strategy is focused on managing capital to achieve ratings, regulatory and risk-management objectives.

Sections 6.3.2 and 6.3.3 include tables which provide an overview of AMP's equity capital and debt position and its financial position as at 31 December 2001 and 30 June 2002, with proforma financial information indicating the effect of the issue of RPS. These tables indicate that prior to the RPS issue, AMP's overall capital position included approximately A$17 billion of total equity resources and that it maintains prudent corporate debt gearing ratios.

Under its capital management programme, AMP has reduced the exposure of shareholder capital to investment markets and thereby reduced the volatility in AMP's earnings. Initiatives to achieve this include:
- reduction in the proportion of shareholder capital invested in equities, and increase in the proportion invested in its operating businesses;
- prudent use of derivative strategies for managing volatile returns from interest rates, equities, and foreign exchange; and
- reduction in exposure of policyholder funds to equity markets.

An important focus of AMP's capital management programme is its ongoing plan to improve the AMP Group's capital position in the United Kingdom. As the AMP Group has grown in the United Kingdom, the total capital held there has remained sufficient to meet business requirements. The AMP Group's plan to improve the regulatory capital efficiency of its United Kingdom business has been accelerated in response to conditions where the share market has weakened significantly over the course of 2002.

The FTSE has fallen from 5217.4 at 31 December 2001 to its close on 24 September 2002 at 3671.1, a decline of 30%. AMP has been liaising closely with the United Kingdom Financial Services Authority (FSA) since mid-June 2002 in relation to the regulatory capital position of the AMP Pearl with-profits fund. AMP is also consulting with and keeping APRA informed of its capital initiatives. In response to this decline in the FTSE, AMP has implemented a number of capital initiatives and agreed a plan of action with the FSA so that AMP Pearl's with-profits fund can meet its Minimum Regulatory Capital (MRC) position. AMP London Life and AMP NPI currently meet MRC requirements.

The AMP Pearl with-profits fund is a large fund but has a relatively small proportion of the overall AMP Group new business, accounting for around 10% of AMP's UKFS new business. AMP Pearl has an insurance financial strength rating of 'AA-' Outlook Negative from Standard & Poor's and 'Aa2' from Moody's. The market value of assets in the AMP Pearl with-profits fund exceeded liabilities (as measured under Australian generally accepted accounting principles) by an amount that includes over A$5.4 billion of unattributed equity at 30 June 2002. However not all of this A$5.4 billion of unattributed equity is included in the MRC test used by the FSA to assess the financial strength of a life insurance company. The MRC test is a conservative test and is not a measure of the economic solvency of an organisation.

A formal MRC calculation is a detailed process, usually conducted annually, that requires a full actuarial valuation as well as potential consultation with the FSA. The FSA allows up to three months for preparation, due to its complexity. 31 December 2002 is the next date at which a formal actuarial valuation of the fund will be undertaken. To address its MRC requirements, AMP Pearl maintains an ongoing dialogue with the FSA.

As part of a plan of action, AMP agreed to make available additional resources of £500 million to support the AMP Pearl with-profits fund by 31 December 2002 on the understanding that if the FTSE fell below 3700, the adequacy of these resources would be further reviewed. The initial additional resources of A$1 billion (£331 million) was announced on 21 June 2002 and used to acquire inadmissible assets from the AMP Pearl with-profits fund in July 2002. The purchase price of these assets was funded from AMP Group resources, including short-term debt. A portion of the proceeds of the Offer will be used to retire outstanding short-term debt with the balance used to increase the AMP Group's capital resources.

On completion of the Offer, these inadmissible assets will be re-transferred to the AMP Pearl with-profits fund for equity in operating subsidiaries of the AMP Group in the United Kingdom. These assets will, upon transfer, be reclassified as admissible assets. This step will complete the transfer of the A$1 billion (£331 million) to the AMP Pearl with-profits fund announced in June 2002. In this way, AMP will have indirectly used Tier 1 capital to support AMP Pearl in accordance with APRA guidelines.

The balance of the £500 million referred to above will be used to further restructure inadmissible assets and will come largely from the proceeds of the sale of Cogent which was owned by AMP (UK) plc and AMP Pearl. AMP Pearl continues to liaise with the FSA on the implementation of its capital management initiatives. The FSA has not intervened with the continuing operation of the business.

AMP has previously announced its intention to close the AMP Pearl with-profits fund at the end of 2003. The closure of this fund will result in AMP Pearl ceasing to write new business through this fund and enable the progressive release of capital over time. While AMP does not expect the FSA to take formal action, it could stop AMP Pearl's with-profits fund writing new business. Even if this did occur, AMP does not believe this would be material to the AMP Group, given the announced closure of the AMP Pearl with-profits fund and given that it represents only 10% of AMP's UKFS new business.

AMP retains the capacity to implement further initiatives if required and would agree such initiatives with the FSA if the FTSE continues to fall further. AMP has met with the FSA to discuss further capital management proposals for implementation if the FTSE fell below 3700. AMP expects those proposals to enable the AMP Pearl with-profits fund to meet MRC requirements to FTSE levels of 3000. Those proposals do not require the injection of any shareholder capital into AMP Pearl. These initiatives include AMP Pearl reviewing policy surrender values, its investment strategy and asset mix, supportable reversionary bonus rates and seeking to include additional currently inadmissible assets as admissible for regulatory purposes.

AMP is also fast-tracking its switch to more modern, less capital-intensive structures and products in the United Kingdom to facilitate the efficient use of capital and further improve its regulatory capital position in that market.

Policyholder bonus declaration levels have also been reduced, in accordance with standard practice, to reflect lower market returns. This has the effect of reducing capital requirements.

AMP also plans to arrange for its dividend reinvestment plan to be underwritten in relation to any dividends payable on Ordinary Shares prior to 31 December 2003.

Building UKFS

AMP is confident its actions are positioning the AMP Group for success in the large, growing United Kingdom market

Building UKFS

The United Kingdom financial services market is a large market with attractive long-term growth potential. It is around five times the size of the Australian financial services market and has inherent long-term growth characteristics based on an aging population and a shift toward increasingly self-funded retirement.

The market is currently undergoing reform as government and regulators deal with the issue of funding the pensions of an aging population. AMP's view of the government-driven change is largely positive because it is shifting the financial services market towards a model more similar to that operating in Australia, where AMP has demonstrated success.

With impetus from the current environment, AMP is accelerating the transformation of UKFS (AMP Pearl, AMP NPI and AMP London Life) which was initiated in 2000. The switch to more modern, capital-efficient products and structures, is accompanied by capital restructuring, an active drive to an efficient cost base and restructuring of sales forces.

Taking a considered and analytical approach to the competitive United Kingdom financial services market, AMP is focusing on those market segments where it has a competitive advantage or where margins are attractive, rather than competing across the entire market. UKFS is building a modern, efficient, advice-based financial services business, providing selected, capital-efficient wealth management products through multiple distribution channels.

Cost management

Reduce costs of UKFS by £100 million by the end of 2003

Cost management

Costs are being managed tightly across AMP. Since the AMP demutualisation in 1998, strong improvements in cost efficiencies have reduced the Cost-to-income Ratio of the AMP Group from approximately 70% to the current level of 60%. All business units have also managed strong improvements in their Cost-to-income Ratios over the past four years.

Costs continued to fall broadly across AMP in the first half of 2002, reflecting management focus on reducing expenses in difficult market conditions.

Under AMP's ownership, before 2002, the UKFS annual cost base had been reduced by more than £80 million. Comparing the first half of 2002 with the same period in 2001, UKFS (including its new subsidiary, Towry Law) recorded a four percentage point improvement in its Cost-to-income Ratio to 59%. In addition, UKFS has recently announced a cost-reduction programme to achieve savings of £100 million from its current annual base by the end of 2003.

AMP Australian and New Zealand Financial Services has taken approximately A$160 million from its annual cost base in the three years to 2001. In the first half of 2002, its Cost-to-income Ratio fell to 41% from 43% in the previous half year.

In the first half of 2002, HGI's Cost-to-income Ratio improved from 69% to 67%. This improvement came despite a decline in revenue due to turbulent equity markets.

Managing for the long term

While AMP's short-term priorities are focused on protecting returns on capital and profitability in the current, challenging external market conditions, AMP continues to invest in and manage all its businesses to realise their long-term potential.

5.4 Senior management changes at AMP

On 24 September 2002, the Board announced that Paul Batchelor, Managing Director and Chief Executive Officer of AMP, had stepped down from his position. Andrew Mohl, currently Chief Operating Officer, Financial Services, has been appointed acting Chief Executive Officer, with full authority of the Board to manage the AMP Group. Mr Mohl has been with AMP since 1996 and has managed the Australian and New Zealand operations of both its Financial Services and Investment Management businesses. The Board will conduct an international search for the role of Chief Executive Officer and will consider both internal and external candidates.

Paul Leaming, currently Corporate Finance Director, will shortly take on the role of acting Chief Financial Officer, replacing Marc de Cure.

AMP's Chairman, Stan Wallis has indicated to the Board that he will oversee the appointment of a permanent Chief Executive Officer and then continue as Chairman for approximately six months. A Board Nomination Committee chaired by Sir Malcolm Bates will coordinate the appointment of a new Chairman.

Section 6
AMP financial information

6.1 Summarised AMP Group structure

The following diagram is a summarised overview of the AMP Group structure.



AMP Limited
(AMP)
AMP Group Holdings Limited
(Guarantor)
AMP Holdings Limited
AMP Financial Investment Group Holdings Limited
AMP Bank Limited
AMP Financial Services Holdings Limited
AMP Henderson Holdings Limited
AMP Life Limited
AMP Life Statutory Funds
AMP (UK) plc
(Ordinary Unitholder)
London Life Limited
AMP (UK) Finance Services plc
(AMP UK)
Pearl Assurance plc
AMP Henderson Global Investors Limited
(Issuer and Responsible Entity)
NPI Limited
Virgin Money Group Limited
(50% interest)
Towry Law plc
Henderson Global Investors (Holdings) plc
Henderson Global Investors Limited

6.2 Summary financial information on AMP, the Guarantor and the Trust

This Section contains summary financial information on AMP, the Guarantor and the Trust, including the proforma effect of the RPS issue on the summary financial information of AMP and its controlled entities. The financial information in this Section has been compiled from the audited financial reports as at 31 December 2001, reviewed (unaudited) financial reports as at 30 June 2002, and unaudited AMP Group Investor Reports for the Full Year 2001 and for the Half Year 2002 as disclosed to ASX during 2002 (Investor Reports). Of this information, the data which was audited or reviewed has been prepared on a basis consistent with the requirements of the Corporations Act and accounting standards applicable in Australia. A full description of the accounting policies used by AMP is contained in the 2001 Annual Report, along with the other disclosures required within a general purpose financial report.

The financial information has not been adjusted in respect of any significant financial events occurring subsequent to 30 June 2002.

The sale of Cogent to BNP Paribas was completed on 3 September 2002. Approximately A$421 million has now been paid, with further amounts, subject to Cogent meeting agreed revenue targets, to be received before year end and during the second half of 2003. Profit on the sale will be recognised over the second half of 2002 and in 2003. The sale of Cogent is not reflected in the financial information as at 30 June 2002 because the transaction had not been completed at that date.

AMP's results for the six months ending 31 December 2002 are expected to be significantly influenced by the performance of investment markets and the related market impacts on assets under management and new business. The sensitivity of AMP's results to the performance of investment markets is set out in the Investor Reports.

Information about the Issuer is contained in Section 9.2.

6.3 Effect of RPS issue on AMP

The issue of RPS is part of AMP's ongoing capital management programme. Therefore, the financial information set out in this Section presents the effect of the RPS issue on AMP's financial position and capital strength.

Since 30 June 2002, AMP has issued short-term debt. Some of the proceeds of this Offer will be used by the AMP Group to retire this debt, with the balance to be retained initially in cash. This will increase the AMP Group's capital resources, provide a more efficient capital structure and generally reinforce financial strength. The combined effect of these transactions will be an increase in cash holdings and an increase in Tier 1 capital.

RPS are not shares in AMP. Therefore, they are disclosed as outside equity interests in controlled entities. Outside equity interests exist where ownership interests in entities do not relate to AMP Ordinary Shareholders.

The proforma financial information assumes that the issue of RPS raises A$735 million, being A$750 million net of issue costs.

6.3.1 Capital adequacy

Capital adequacy standards are designed to ensure that the obligations to, and reasonable expectations of, policyholders and depositors with the AMP Group are able to be met under a wide range of adverse circumstances.

AMP manages and measures capital on a number of levels, including on a regulatory basis and on an internal risk-capital framework. As a financial conglomerate, AMP must satisfy APRA that, aside from the capital adequacy of the specific entities that make up the AMP Group, the AMP Group as a whole maintains sufficient capital consistent with the consolidated risk profile.

The A$750 million raising of RPS enhances the AMP Group's financial strength. It has been classified by APRA as Tier 1 capital for inclusion in the capital base for the purposes of assessing the AMP Group's regulatory capital adequacy.

6.3.2 Proforma equity capital and debt position

The table below shows the consolidated equity capital of AMP and its controlled entities as at 31 December 2001 (audited) and as at 30 June 2002 (reviewed, unaudited) actual and proforma reflecting the issue of RPS. The review performed as at 30 June 2002 was substantially less in scope than an audit, and no audit opinion was issued as at 30 June 2002.

Capital strength

A$ million	Audited 31 Dec 2001	Reviewed 30 June 2002	Effects of RPS Issue[1]	Proforma 30 June 2002
Equity				
Equity attributable to Ordinary Shareholders				
Contributed equity	4,613	4,720	–	4,720
Capital reserve	510	510	–	510
Foreign currency translation reserve	313	141	–	141
Retained profits	4,084	4,092	–	4,092
	9,520	**9,463**	**–**	**9,463**
Other equity				
Unattributed life funds[2]	6,232	5,437	–	5,437
Outside equity interests in controlled entities[1]	1,565	1,871	735	2,606
	7,797	**7,308**	**735**	**8,043**
Total equity	**17,317**	**16,771**	**735**	**17,506**

A$ million	Unaudited 31 Dec 2001	Unaudited 30 June 2002	Effects of RPS Issue	Proforma 30 June 2002
Ordinary Shareholder capital resources				
Equity attributable to Ordinary Shareholders	9,520	9,463	–	9,463
External corporate debt	3,687	3,577	–	3,577
Borrowings from Pearl 90:10 funds	623	595	–	595
Total Ordinary Shareholder capital resources	**13,830**	**13,635**	**–**	**13,635**

NOTES:

1 If there is over-subscription for RPS, all numbers in this column would increase by the amount of the over-subscription of up to a further A$250 million, less issue costs.

2 For those United Kingdom life insurance funds which include participating business, part of the assets in excess of the policy liabilities calculated under the Margin on Services methodology are neither attributed to shareholders or policyholders. Further details are set out in the financial reports and Investor Reports of AMP.

The table below shows the notional capital allocated to each business unit within the AMP Group as at 31 December 2001 (unaudited) and as at 30 June 2002 (unaudited) actual and proforma reflecting the issue of RPS. Notional net tangible assets represents notionally allocated net shareholder assets, excluding notional shareholder attributable intangibles.

Capital invested

	Unaudited 31 December 2001			Unaudited 30 June 2002			Proforma 30 June 2002		
A$ million	Notional Net Tangible Assets	Notional Shareholder Attributable Intangibles[1,2,3]	Notional Capital	Notional Net Tangible Assets	Notional Shareholder Attributable Intangibles[1,2,3]	Notional Capital	Notional Net Tangible Assets	Notional Shareholder Attributable Intangibles[1,2,3]	Notional Capital[6]
Notional capital allocated[4]									
AMP Financial Services	3,870	507	4,377	3,304	490	3,794	3,304	490	3,794
UK Financial Services[6]	4,466	1,094	5,560	4,505	1,044	5,549	4,505	1,044	5,549
UK Financial Services – other	52	456	508	76	438	514	76	438	514
Henderson Global Investors	526	1,416	1,942	627	1,355	1,982	627	1,355	1,982
Cogent	67	43	110	85	41	126	85	41	126
Virgin	453	–	453	440	–	440	440	–	440
AMP Banking	560	122	682	558	120	678	558	120	678
AMP Asia	13	–	13	48	34	82	48	34	82
Businesses in run-off	853	189	1,042	794	108	902	794	108	902
Corporate Office[2,6]	559	(185)	374	929	(185)	744	1,664	(185)	1,479
Investment in AMP (UK) plc preference shares	(1,231)		(1,231)	(1,176)		(1,176)	(1,176)		(1,176)
Total debt and equity attributable to Ordinary Shareholders[5]	**10,188**	**3,642**	**13,830**	**10,190**	**3,445**	**13,635**	**10,925**	**3,445**	**14,370**
Less: debt									
External corporate debt			(3,687)			(3,577)			(3,577)
Borrowings from AMP Pearl 90:10 fund			(623)			(595)			(595)
Total equity attributable to Ordinary Shareholders[5]			**9,520**			**9,463**			**10,198**

NOTES:
1 The movement between periods reflects exchange rate fluctuations and updated valuations of these controlled entities.
2 Corporate Office intangibles include a A$185 million adjustment to the market value of the investment in AG Australia Holdings Ltd (formerly GIO Australia Holdings Ltd).
3 Total intangibles in the financial reports are greater than the amounts shown above.
4 These allocations of capital do not reflect risk-based capital.
5 For the proforma financial information as at 30 June 2002 this includes the RPS Holders.
6 The net impact of the issue of RPS is included in the notional capital allocated to Corporate Office pending its subsequent transfer into UKFS.

The table below shows the consolidated corporate and operational debt overview and key gearing ratios of AMP and its controlled entities as at 31 December 2001 (unaudited) and as at 30 June 2002 (unaudited). The issue of RPS will have no effect on the 30 June 2002 financial information in the table below and therefore proforma information has not been provided.

Corporate and operational debt overview

A$ million	Unaudited 31 Dec 2001	Unaudited 30 June 2002
Senior debt		
Domestic CP and NCDs	1,672	1,262
Euro Commercial Paper	1,865	2,212
Euro Medium-Term Notes	2,155	1,868
Domestic Medium-Term Notes	599	599
Other	5	32
Total senior debt	**6,296**	**5,973**
Subordinated debt		
Subordinated Bonds/Notes	1,304	1,250
AMP Income Securities	1,240	1,240
Total subordinated debt	**2,544**	**2,490**
Borrowings from Pearl 90:10 funds	**623**	**595**
Other debt		
Loans	216	231
Bank overdrafts	4	8
Deposits-in	1,945	2,237
Other	5	5
Total other debt	**2,170**	**2,481**
Total debt[1]	**11,633**	**11,539**
Comprises:		
Corporate debt	4,310	4,172
Operational debt	7,323	7,367
Corporate debt gearing ratios		
Debt/debt + equity (target <25%)[2,3]	**16%**	**16%**
Total corporate debt *less* corporate subordinated debt[3] (A$m)	2,236	2,135
Equity attributable to Ordinary Shareholders *plus* corporate subordinated debt[3] (A$m)	11,594	11,500
Corporate debt/Equity[4]	**45%**	**44%**

NOTES:
1 Total debt in the financial reports of AMP differs from this amount mainly because the amount stated above excludes United Kingdom policyholder debt.
2 Corporate debt *less* corporate subordinated debt *divided by* the *sum of* total corporate debt *plus* equity attributable to Ordinary Shareholders.
3 Total corporate debt and corporate subordinated debt is separately disclosed in the Investor Reports.
4 Total corporate debt *divided by* equity attributable to Ordinary Shareholders.

6.3.3 Proforma financial position

The table below shows the consolidated summarised financial position of AMP and its controlled entities as at 31 December 2001 (audited) and as at 30 June 2002 (reviewed, unaudited) actual and proforma reflecting the issue of RPS.

Proforma financial position

A$ million	Audited 31 Dec 2001	Reviewed 30 June 2002	Effects of RPS Issue[1]	Proforma 30 June 2002
Assets				
Cash at bank and on deposit[2]	8,485	9,607	735	10,342
Investment assets	152,094	140,013	–	140,013
Intangibles	866	835	–	835
Excess of market value over net assets of controlled entities	2,926	2,719	–	2,719
Other assets	8,994	8,052	–	8,052
Total assets	**173,365**	**161,226**	**735**	**161,961**
Liabilities				
Life insurance policy liabilities	130,188	119,922	–	119,922
Borrowings[2]	13,212	13,307	–	13,307
Other liabilities	12,648	11,226	–	11,226
Total liabilities	**156,048**	**144,455**	**–**	**144,455**
Net assets	**17,317**	**16,771**	**735**	**17,506**
Equity attributable to shareholders				
Contributed equity	4,613	4,720	–	4,720
Capital reserve	510	510	–	510
Foreign currency translation reserve	313	141	–	141
Retained profits	4,084	4,092	–	4,092
Total equity attributable to shareholders	**9,520**	**9,463**	**–**	**9,463**
Other equity				
Unattributed life funds	6,232	5,437	–	5,437
Outside equity interests in controlled entities[1]	1,565	1,871	735	2,606
Total other equity	**7,797**	**7,308**	**735**	**8,043**
Total equity	**17,317**	**16,771**	**735**	**17,506**

NOTES:
1 If there is over-subscription for RPS, all numbers in this column would increase by the amount of the over-subscription of up to a further A$250 million, less issue costs.
2 Short-term debt issued subsequent to 30 June 2002 has not been included in the proforma amounts.

The table below shows the issued capital of AMP as at 31 December 2001 (audited) and 30 June 2002 (reviewed, unaudited). If RPS Convert into Ordinary Shares, then the number of Ordinary Shares on issue will increase in accordance with the Conversion mechanism.

Issued capital

Number of Ordinary Shares	Audited 31 December 2001	Reviewed 30 June 2002
Ordinary shares	1,128,502,798	1,134,279,118

6.4 Summary financial information on the Guarantor

AMP Group Holdings Limited has provided the Guarantee, on a subordinated basis, in favour of RPS Holders of the payment obligations of the Issuer on the RPS including, if applicable, Redemption payments and payments on the dissolution of the Trust. For further details concerning the nature and terms of this Guarantee see Section 9.10. The Guarantor, as a company under the Corporations Act, is under periodic disclosure obligations. Copies of the Guarantor's financial statements are lodged with ASIC.

The table below shows the consolidated summarised financial position of AMP Group Holdings Limited and its controlled entities as at 31 December 2001 (audited) and as at 30 June 2002 (reviewed, unaudited).

Financial position

A$ million	Audited 31 Dec 2001	Reviewed 30 June 2002
Assets		
Cash at bank and on deposit	8,131	9,401
Investment assets	146,515	133,675
Intangibles	770	741
Excess of market value over net assets of controlled entities	2,926	2,719
Other assets	8,951	8,012
Total assets	**167,293**	**154,548**
Liabilities		
Life insurance policy liabilities	130,188	119,922
Borrowings	8,110	7,510
Other liabilities	12,289	10,784
Total liabilities	**150,587**	**138,216**
Net assets	**16,706**	**16,332**
Equity		
Equity attributable to shareholders		
Contributed equity	4,873	4,873
Foreign currency translation reserve	307	140
Retained profits	3,729	4,011
Total equity attributable to shareholders	**8,909**	**9,024**
Other equity		
Unattributed life funds	6,232	5,437
Outside equity interests in controlled entities	1,565	1,871
Total other equity	**7,797**	**7,308**
Total equity	**16,706**	**16,332**

6.5 Financial position of the Trust

At the date of this Prospectus, the Trust has no material assets or cash. The Trust is only recently established and as such has no material operating history by which investors can evaluate past performance. A meaningful performance history is therefore not available for the Trust. AMP has arranged for payment of all fees and expenses incurred in connection with the formation and promotion of the Trust and the Offer. See Section 9.7.

It is intended that the assets of the Trust will include the following assets:

- the Subordinated Notes issued by AMP UK subscribed for out of the net proceeds of the RPS issue and held by the Issuer; and
- subject to the Ordinary Shareholders resolving to amend the AMP Constitution to permit the issue of Preference Shares, the unpaid Preference Shares issued to the Trust.

6.6 Credit ratings of AMP and RPS

RPS and certain companies in the AMP Group are rated by Moody's Investors Service Pty Limited (Moody's) and Standard & Poor's (Australia) Pty Limited (Standard & Poor's).

The ratings of primary relevance to the Offer at the date of this Prospectus are detailed in the table below. See Sections 7.1.9 and 7.2.6 for the investment risks related to credit ratings of RPS and AMP. Credit ratings are not market ratings, nor are they recommendations to buy, hold or sell securities (including RPS). Ratings are subject to revision or withdrawal at any time.

Selected AMP Group credit ratings

		Moody's[1]	Standard & Poor's[2]
Issue credit rating			
RPS		'A3'	'BBB-'
Counterparty/Senior Debt			
AMP Group Holdings Limited (Guarantor)	Long-term	'A1'	'A-'/Creditwatch Positive
	Short-term	–	'A-2'/Creditwatch Positive

NOTES:
1 On 29 July 2002, Moody's placed the ratings of the AMP Group under review for possible downgrade. The review reflects the reduced financial status of AMP's UK life insurance operations, as a result of falling equity markets, in line with the pressures affecting many industry players.
2 On 10 September 2002, Standard & Poor's placed the counterparty credit rating of AMP Group Holdings Limited and related issue ratings on Creditwatch Positive, reflecting the likely strengthening of AMP Group Holdings Limited's financial profile once the RPS issue is complete. The RPS issue will be given an issue credit rating three notches below the counterparty credit rating of the Guarantor.

Assuming a successful RPS issue, and no deterioration of other factors affecting AMP's financial strength and credit ratings, the Standard & Poor's long-term counterparty credit ratings of the Guarantor will likely be upgraded to 'A' from 'A-', the short-term rating to 'A-1' from 'A-2' and the RPS to 'BBB' from 'BBB-'.

6.6.1 Moody's rating definitions

RPS credit rating

- RPS have been given an issue credit rating of 'A3' by Moody's and are therefore upper-medium-grade obligations.
- Preferred stock rated 'A' possesses many favourable investment attributes and is to be considered as upper-medium-grade obligations.
- Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category, and 3 in the lower end.

Debt rating

- Senior debt rated 'A' possesses many favourable investment attributes and is to be considered as upper-medium-grade obligations.

6.6.2 Standard & Poor's rating definitions

RPS credit rating

- RPS will be given an issue credit rating three notches below the counterparty credit rating of the Guarantor. Assuming a successful RPS issue, and no deterioration of other factors affecting AMP's financial strength and credit ratings, the long-term counterparty credit ratings of the Guarantor will likely be upgraded to 'A', resulting in an issue rating on the RPS of 'BBB'.
- An issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations or a specific financial programme.
- Issues rated 'BBB-' or higher by Standard & Poor's are considered to be investment grade.
- Issues rated 'BBB' exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Counterparty credit rating

- A counterparty credit rating is a current opinion of an obligor's overall financial capacity (its creditworthiness) to pay its financial obligations.
- An obligor with a long-term rating of 'A' has strong capacity to meet its financial commitments, but is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in higher-rated categories. An obligor with a short-term rating of 'A-2' has satisfactory capacity to meet its financial commitments. However, it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligors in the highest rating category.

Rating outlook

- A rating outlook assesses the potential direction of a long-term counterparty credit rating over the intermediate to longer term. In determining a rating outlook, consideration is given to any changes in economic and/or fundamental business conditions. A rating outlook is not necessarily a precursor of a rating change.

Creditwatch

- Creditwatch highlights an emerging situation which may materially affect the profile of a related corporation, and can be designated as positive, developing or negative. Following a review, the rating may either be affirmed or changed in the direction indicated.

Section 7
Investment risks



Before applying for RPS, you should consider whether RPS are a suitable investment for you

You should be aware that there are risks associated with an investment in RPS, many of which are outside the control of the Issuer or AMP. These risks include those set out in this Section and other matters referred to in this Prospectus.

The investment risks can be categorised as risks associated with:

- investing in RPS; or
- investing in AMP and the financial services industry generally.

7.1 Risks associated with investing in RPS

Set out below are specific risks associated with investing in RPS.

7.1.1 Financial market conditions

The market price of RPS may fluctuate due to various factors, including general movements in the Australian and international equity markets and in the level of interest rates, investor sentiment, worldwide or regional economic conditions, movements in the market price of Ordinary Shares, and other factors which may affect AMP's financial position and earnings.

The market price of RPS may be more sensitive than Ordinary Shares to changes in interest rates. RPS could trade at a price below the Face Value. Ordinary Shares held as a result of Conversion would have the same rights as other Ordinary Shares. Accordingly, their market value will be impacted by the market price of Ordinary Shares.

7.1.2 Liquidity of RPS

The Issuer will apply for quotation of RPS on ASX, but it is not able to forecast the market price or liquidity of the market for RPS.

The market for RPS on ASX may be less liquid than the market for Ordinary Shares. RPS Holders who wish to sell their RPS may be unable to do so at an acceptable price or at all if insufficient liquidity exists in the market for RPS.

7.1.3 Ability to pay Distributions

An RPS is not a debt instrument, and Distributions are not the same as interest payments. Distributions are non-cumulative and, therefore, do not accrue if not payable.

The payment of Distributions is subject to the conditions listed in Section 2.10. There is a risk that one or more of those conditions may not be satisfied and that Distributions are not paid as a result (see Section 2.11 for the consequences of this for AMP). AMP currently expects that these conditions will be met and that the Distributions will be paid. However, like other financial services groups, given the volatility of AMP's earnings there can be no guarantee AMP will have sufficient profits in certain years to satisfy these conditions.

In addition, determinations by APRA regarding the AMP Group's compliance with capital adequacy guidelines may preclude a Distribution being paid. See Section 7.2 for an outline of the major risks affecting the level of profitability and financial position of AMP.

7.1.4 Early Conversion, Exchange or Redemption

The Issuer may be required in certain circumstances to Convert RPS at times other than at a Reset Date (see Section 2.16). The Issuer must Exchange RPS in other circumstances (see Sections 2.23 to 2.25).

The Directors of AMP, subject to APRA approval, may resolve that RPS be Redeemed in certain circumstances (see Section 2.21). These events could occur before the first Reset Date or between future Reset Dates and before an RPS Holder wishes to dispose of, or Convert, their RPS. Conversion or Redemption may have negative consequences for an RPS Holder depending on their individual circumstances.

If Conversion occurs before 15 June 2003 and would have the effect of giving a relevant interest in 5% or more to a particular RPS Holder, then the Board may require the RPS Holder to dispose of some of their Ordinary Shares. See Sections 2.27 and 9.5.2 for details of the 5% Ordinary Shareholding restriction in the AMP Constitution.

The Issuer will Convert each RPS to a number of Ordinary Shares which depends on the VWAP during the 20 ASX Business Days prior to, in most cases, the Conversion Date. This may differ from the market price for Ordinary Shares during this period.

If Redemption occurs, RPS Holders will receive, for each RPS Redeemed, a cash amount that is the greater of the Face Value or the value calculated as the Minimum Conversion Number multiplied by the relevant VWAP.

In certain circumstances, the Issuer must Exchange RPS into Preference Shares. Similar considerations and risks to those outlined above in respect of Conversion or Redemption may apply to Exchange.

7.1.5 Resale right
RPS Holders may require the Issuer to Convert all or some of their RPS into Ordinary Shares in certain circumstances. Conversion will be effected by the issue of Ordinary Shares or (subject to law and not in the case of Conversion upon an Acquisition Event) by the Issuer arranging a third party to purchase those RPS from the RPS Holders.

An option may be chosen that does not coincide with RPS Holders' individual preferences, and that might disadvantage the RPS Holder in light of the market conditions or their individual circumstances.

7.1.6 Ranking of RPS
RPS are not debt instruments. In the unlikely event of a winding-up of AMP, RPS Holders will rank in priority of payment behind creditors of AMP (including policyholders and holders of AMP Income Securities), but ahead of holders of Ordinary Shares and holders of securities ranking lower than RPS. Subject to the Liquidation Limitations, RPS Holders may also ultimately share in any money paid under the Subordinated Notes which comprise the assets of the Trust or under the Guarantee. If there is a shortfall of funds in winding-up the Trust, there is a risk that RPS Holders will not receive a full return of capital or any Distributions due and unpaid at that time.

7.1.7 New securities
A holding of RPS does not give any right to participate in future securities issued by AMP whether equity, debt or some other security. Whilst it does not presently intend to do so, the Issuer may offer further RPS in Australia or New Zealand or elsewhere within 12 months from the date of the Original Prospectus at a face value of A$100. Further, other AMP Group entities may issue other securities with the terms and conditions the same as or different to RPS. Such further issues of securities by AMP, the Issuer or other entities may affect the market price of RPS and the liquidity of RPS.

7.1.8 Taxation treatment
A summary of the potential Australian taxation implications for RPS Holders is set out in Section 8. This discussion is in general terms and is not intended to provide specific advice in relation to the circumstances of any particular RPS Holder. Accordingly, you should seek independent advice in relation to your individual taxation position.

If there is a Tax Event that may increase the costs to AMP, the Issuer, the Guarantor or AMP (UK), of having RPS or the Subordinated Notes on issue, then the RPS may be Redeemed (subject to APRA approval), Converted, or Exchanged.

7.1.9 RPS issue credit ratings
As a result of changes in AMP's operating performance or capital structure, there is a risk that the credit ratings of RPS could be downgraded in the future. This could affect the market price and liquidity of RPS.

7.1.10 Regulatory classification
APRA has classified RPS as Tier 1 capital. However, if APRA subsequently determines that RPS do not constitute Tier 1 capital (for example, if the AMP Constitution is not amended to permit the issue of Preference Shares to the Trust), then in certain circumstances, the Issuer must Convert or Exchange all RPS or, subject to APRA's consent, Redeem all RPS. See clauses 3.2, 4 and 5 in the RPS Terms.

7.1.11 Accounting treatment
In July 2002, the Chairman of the Financial Reporting Council (FRC), announced that the FRC had formalised its support for Australia to adopt international accounting standards by 1 January 2005. Subject to any necessary amendments of the Corporations Act, this will mean that, from 1 January 2005, the accounting standards that apply to reporting entities under the Corporations Act will be the standards issued by the International Accounting Standards Board (IASB).

The IASB is proposing changes to certain international accounting standards which, if implemented, may result in RPS being classified as a liability (or debt) rather than as equity. It should also be noted that the Australian Accounting Standards Board might adopt these changes before 1 January 2005.

Currently, it is intended that Distributions will be included as part of outside equity interests in controlled entities in arriving at the net profit or loss after tax attributable to Ordinary Shareholders. If RPS were to be reclassified as a liability (or debt), the Distributions would then be classified as interest expense in arriving at the net profit or loss after tax attributable to Ordinary Shareholders.

Such a change in international accounting standards could possibly cause APRA to change its classification of RPS as Tier 1 capital, which would constitute a Regulatory Event and allow the Directors of AMP to resolve that RPS be Converted, Exchanged or Redeemed.

Other changes to accounting standards by either the IASB or the Australian Accounting Standards Board may result in a material impact on the reported earnings and financial position of the AMP Group in future periods. This may impact on the ability to pay Distributions

7.2 Risks associated with investing in AMP and the financial services industry generally

Set out below are specific risks associated with the AMP Group, including the Issuer and the Guarantor, and the financial services industry generally. These risks are relevant to an investment in RPS because RPS may Convert into Ordinary Shares in certain circumstances and, in limited circumstances, must be Exchanged into Preference Shares.

These risks are also relevant as they affect the level and volatility of the profitability of AMP and its financial position. Therefore, they may affect the Issuer's obligation to pay a Distribution, given that payment of a Distribution is subject to Payment Limitations and Liquidation Limitations (see clause 2.2 of the RPS Terms). Ultimately, the level and volatility of the profitability of the AMP Group may affect both the ability of companies in the AMP Group (such as the Guarantor) to meet their obligations and the likelihood of AMP or the Guarantor being wound-up.

In addition to other information set out in this Prospectus, you should carefully consider the following investment risks when you are evaluating the Issuer's and AMP's ability to meet their obligations in relation to RPS, and the Guarantor's ability to meet its obligations under the Guarantee.

7.2.1 Economic conditions
The AMP Group is one of the largest financial services organisations in Australia and has substantial operations overseas, particularly in the United Kingdom. The companies in the AMP Group hold and manage substantial investment portfolios on behalf of customers and shareholders. The AMP Group's financial performance is significantly affected by changes in regional and global economic conditions, through their impact on the investment performance of the various funds and shareholder funds (see Section 7.2.2) and operating margins, as well as through the demand for financial products and services (see Section 7.2.3).

Economic conditions will influence the level and volatility of profitability of the AMP Group and its financial position, and therefore may affect, among other things, the Issuer's obligation to pay Distributions, as the payment of Distributions is subject to Payment Limitations and Liquidation Limitations (see clause 2.2 of the RPS Terms).

7.2.2 Investment market conditions

Investment market conditions and the resulting investment performance can significantly affect the level and volatility of the AMP Group's profits and financial position. This impacts the AMP Group's ability to pay interest and dividends and the level of capital available to support the businesses. The AMP Group's profits and financial position can be impacted in a number of ways, including:

- many of AMP's products are non-linked which means that AMP has to pay the policyholder certain benefits even if the return AMP receives from the relevant investments is less than the benefit AMP has to pay;
- the profit AMP earns from its traditional with-profit products goes to the level of benefits paid to policyholders (for example, through bonuses). AMP manages these benefits over time depending on its return on investments. As a result, when investment returns are lower, benefits paid to policyholders and in turn AMP's profit may be reduced;
- fee income on HGI's and AMP's linked business is mainly based on the level of assets under management, which in turn is directly impacted by the performance of investment markets;
- investment performance also impacts on the level and volatility of investment income derived from shareholder funds and in turn AMP's financial position. It is AMP's policy that a substantial proportion of its shareholder funds be invested in equities and other growth assets such as property and infrastructure investments, although AMP has lowered its exposure to growth assets to reduce this impact over the past two years. As at 30 June 2002, approximately 29% of AMP's shareholder funds were invested in growth assets; and
- AMP is required to review the carrying value of its businesses on an ongoing basis. Investment market conditions together with other factors such as demand for financial products and services and competition impact on the market value of these businesses. AMP would need to decrease its financial position valuations should the market valuation of these businesses fall below current carrying values.

Recent investment market conditions, particularly in the United Kingdom where AMP has significant business and invested capital, are depressed and volatile. This has had a significant impact on AMP's reported profits and its financial position. The volatility of the United Kingdom equity markets has put pressure on the United Kingdom insurance industry, including AMP, to meet minimum regulatory requirements. In the United Kingdom, AMP has implemented a number of initiatives to reduce the impact of investment volatility and to better protect its capital position (see Section 5.3.2). There remains a significant risk that these market conditions will continue and put pressure on the financial position of the United Kingdom insurers, including AMP.

7.2.3 Demand for financial products and services

Demand for AMP's financial products and services are impacted by changes in economic conditions. For example, poor investor sentiment can lead to lower new business sales which can increase pressure on margins and unit costs. In turn, this may result in reduced profitability.

Also, in line with industry trends in Australian and New Zealand life insurance markets, AMP is selling less traditional regular premium, non-linked business and more single premium, investment-linked business. While this changed product mix generally requires less capital, it also reduces profit margins for new business. AMP's profit margins will be impacted unless it can generate sufficient profits from future new business to offset the eventual decline in flow of profits to shareholders from the business currently in force. However, the transition to less capital-intensive products generally reduces the amount of capital required to support the business and so can increase the return on capital. AMP has implemented initiatives to manage these business issues and has been successful to date in improving its overall profitability by growing new business volumes and reducing costs. However, recent investment market conditions have reduced levels of new business for the AMP Group and the industry generally.

In the United Kingdom, a significant share of the industry's new business is traditional with-profit business. However, there is likely to be a general industry trend towards simpler and more transparent products due to a combination of factors including regulatory change, competitive market forces, and consumer preferences. This may result in major changes to product pricing and the distribution channels through which new products and services will be sold as well as possible increased pressure on profit margins.

AMP is responding to these changes by undertaking a number of initiatives designed to reduce costs, broaden and improve productivity of distribution channels, and reduce the capital required to support new business (see Section 5.3.2). The volumes and profitability of future new business are therefore significant factors affecting the value of AMP – but they cannot be predicted with certainty.

7.2.4 Competition in the financial services industry

The financial services industry in which AMP operates is becoming increasingly competitive, particularly those segments which are considered to provide higher-growth prospects. Factors contributing to this include: industry deregulation; mergers; changes in customers' needs and preferences; entry of new participants; development of distribution methods; and increased diversification of product mix by many major competitors.

AMP is one of the largest financial services companies in Australia and is well positioned to withstand increases in competition. However, AMP's business in the United Kingdom is smaller than many of the major United Kingdom-domiciled market participants. AMP is not as well positioned as it is in Australia to withstand increased competition in the United Kingdom market. AMP is responding to competitive pressures in the United Kingdom through a range of initiatives (see Section 5.3.2).

7.2.5 Changes in government policy or legislation

AMP may be adversely affected by changes in government policy or legislation applying to companies in the financial services industry. These include possible changes in relation to the taxation treatment of financial products and services, retirement income policy, and the regulation of selling practices, fee levels, and solvency standards. The changes may affect AMP's existing and future business by, for example, causing customers to cancel existing policies or requiring AMP to change its range of products and services, redesign its technology or other systems, retrain its staff, pay increased tax, hold more capital or incur other costs.

Government in the United Kingdom continues to implement and propose further reforms designed to simplify and increase the transparency of life insurance and pension products with the aim to encourage individuals, particularly those on low incomes, to save and make their own pension arrangements. It is envisaged that this will be achieved by simple and low-cost products. For example, the recent Sandler review proposes a number of significant changes to with-profit products which represent a significant share of the industry's new business sales. In contrast with many of its competitors in the United Kingdom, about 20% of AMP's new business sales are traditional with-profit products. While the exact nature of the proposed reforms to be implemented remains uncertain it is expected that these reforms will put increasing pressure on AMP and other industry participants to reduce costs in order to remain profitable.

7.2.6 AMP's credit ratings

On 30 July 2002, Standard & Poor's placed the ratings of the AMP Group on Outlook Negative, reflecting continued uncertainty over the future level of equity markets and its implications for the AMP Group's sales volumes, earnings, and capitalisation. Outlook Negative reflects Standard & Poor's view of the United Kingdom life insurance industry and its possible effect on the AMP Group despite initiatives by management including the strengthening of AMP Group capitalisation. The Guarantor's long-term counterparty credit rating was rated 'A-'/Outlook Negative by Standard & Poor's at that time. The 'A-' rating means 'strong capacity to meet its financial commitments'.

On 10 September 2002, Standard & Poor's placed the long-term counterparty credit rating of the Guarantor on Creditwatch Positive, reflecting the likely strengthening of the Guarantor's financial profile once the AMP Group completes the issue of RPS. Resolution of the Creditwatch status is expected in late October at final settlement of the allotment of RPS, at which point the long-term counterparty credit rating on the Guarantor would be upgraded to 'A' from 'A-' and the short-term counterparty credit rating to 'A-1' from 'A-2'. The stronger capital position of the AMP Group that is anticipated following the issue of RPS coupled with the existing level of income diversity that the AMP Group displays are expected to be supportive of an 'A' long-term counterparty credit rating for the Guarantor.

On 29 July 2002, Moody's placed the ratings of the AMP Group under review for a possible downgrade. This follows the reduced financial status of AMP's United Kingdom life insurance operations as a result of falling equity markets, in line with the pressures affecting many industry participants.

AMP's credit ratings are important in terms of attracting new business (primarily in the United Kingdom for certain products sold through the IFA channel) and reducing the cost of funds borrowed for either operational or corporate purposes. In the United Kingdom, IFAs provide the majority of AMP's new business sales and tend to place most of their business with the stronger financial services groups. While IFAs remain supportive of AMP at current ratings levels, further downgrades to AMP ratings in the United Kingdom below the equivalent of the current Standard & Poor's rating could materially affect the level of new business provided by IFAs and adversely affect the profitability of UKFS.

The AMP Group's capitalisation remains strong and AMP's business profile in Australia is assessed as very strong by Standard & Poor's, supported by its diversity of business units and multi-distribution channel strategy. AMP's large book of inforce business in Australia and the United Kingdom should ensure an ongoing base level of earnings.

7.2.7 *Regulation*

As a provider of a broad range of financial products and services, AMP's businesses are subject to regulation and supervision by regulatory agencies in all the countries in which it conducts business. The level and nature of regulation varies between these countries. The main purpose of this regulation is to protect policyholders and other customers against the risks of insolvency, improper management, and unfair or improper selling practices or investment advice. In some cases, regulations in one country may affect business operations in another country. As the amount and complexity of this regulation increases, the risk of non-compliance increases.

If an AMP Group entity does not meet regulatory requirements, it may suffer a penalty, such as a fine or an obligation to pay compensation. In some cases, a regulator may appoint a judicial manager or cancel or suspend authority to conduct business. A significant failure to comply with regulatory requirements may also give rise to adverse comment by the press and other industry commentators.

There is a trend in many markets in which AMP operates towards increased regulation of selling practices, including requirements for more prominent disclosure of fees and charges, and increased scrutiny of past selling practices. This may increase competitive and compliance pressures on business.

7.2.8 Changes in exchange rates

A significant portion of AMP's income is earned in pounds sterling and a small portion is earned in New Zealand dollars and United States dollars. In addition, a significant amount of AMP's assets are located in the United Kingdom, and a small amount in New Zealand and the United States. Therefore, exchange rate movements that affect these currencies can impact either AMP's profit and/or the foreign currency translation reserve in AMP's consolidated balance sheet, both of which are reported in Australian dollars.

Hedging arrangements can serve to limit the consequences of fluctuations in exchange rates. However, hedging arrangements will not necessarily avoid losses on foreign exchange movements nor will hedging arrangements always have a beneficial effect on results.

For AMP's assets in the United Kingdom, the strategy involves using pounds sterling-denominated debt, and hedging some or all of its profits, to minimise the currency translation exposure of annual foreign earnings. The effect of this strategy is that:

- pounds sterling-denominated debt effectively reduces the net pounds sterling position and thereby *reduces the potential volatility of the foreign currency translation reserve; and*
- translation of foreign currency-denominated income into Australian dollars is subject to exchange rate variations for the currencies in which the income is generated to the extent it is not hedged.
  The impact of this affects AMP's consolidated financial performance.

AMP's United States dollar assets are broadly matched to liabilities.

The accounting policy for foreign currency transactions is set out in the 31 December 2001 financial report.

7.2.9 Operational and insurance risk

Exposure to unexpected financial and non-financial losses arising from the way in which AMP conducts its business operations and manages its discontinued businesses, primarily Gordian (including any material litigation or regulatory action determined against AMP), may have an adverse effect on the earnings and the assets of AMP. The periodic financial statements of AMP contain provisions for some of these risks and generally disclose certain identified contingent liabilities in accordance with applicable accounting standards. Given the inherent uncertainty in predicting the outcome of events that may occur in the future, there can be no assurance that such provisions or disclosure adequately address all outcomes that may arise in the future.

7.2.10 Future events

RPS are perpetual in nature. It is not possible to predict or identify all future events which may impact adversely on the Issuer's, Guarantor's or AMP's abilities to meet their obligations in respect of RPS in the future.

The above summary is not exhaustive and you should read the entire Prospectus.
Also, you should consult your stockbroker, accountant or other professional adviser before deciding whether to apply for RPS.

Section 8
Taxation letter

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
Sydney NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Directors
AMP Limited and AMP Henderson Global Investors Limited
33 Alfred Street
Sydney NSW 2000

26 September 2002

Ladies and Gentlemen

Reset Preferred Securities Prospectus

We have acted as tax counsel to AMP Limited and AMP Henderson Global Investors Limited in connection with the issue of RPS. Set out below is a summary of certain Australian taxation consequences for RPS Holders, being either residents or non-residents of Australia for Australian tax purposes.

This summary is based on PricewaterhouseCoopers Securities Ltd's understanding of the relevant Australian laws as at the date of this letter, as they apply to an investor in respect of RPS, Ordinary Shares or Preference Shares.

This summary should be read in conjunction with the remainder of the Prospectus dated 26 September 2002. Terms used in this summary are as defined in the Prospectus, unless otherwise indicated.

This summary does not address all taxation consequences of ownership of RPS, Ordinary Shares or Preference Shares. Rather, it represents a general summary of the Australian taxation position for RPS Holders, being either residents or non-residents of Australia for Australian tax purposes. The personal circumstances of an RPS Holder, including their legal nature and their place of residence for tax purposes, will affect the applicable taxation consequences, and all RPS Holders are advised to obtain advice relevant to their own circumstances.

We note that the Commonwealth Government is overseeing a process of business tax reform and there is considerable uncertainty as to the breadth and ultimate impact of this reform. While we have taken account of proposed amendments to the law announced by the Government, it is possible that the law, as ultimately enacted, will vary from the announcements. All potential investors are advised to obtain advice on these reforms at the time they invest in RPS.

We also note at the outset that whilst in legal terms RPS are offered as units in the Trust and rights to Convert into Ordinary Shares or to Exchange into Preference Shares, our advice is based on the assumption that the value of these rights relating to the Ordinary Shares and the Preference Shares are an insignificant proportion of the value of RPS. Accordingly, our advice only considers the consequences of investing in RPS as a single instrument.

8.1 RPS Holders resident in Australia

8.1.1 Distributions by the Trust prior to Conversion, Exchange or redemption

A unit trust is taxed in a similar manner to a company if it is classified under the tax legislation as either a Corporate Unit Trust or a Public Trading Trust. Based on the Trust's expected operations, in our view the Trust will not be classified as either type of trust.

PRICEWATERHOUSECOOPERS

Accordingly, the Trust will be a 'flow-through' entity for Australian tax purposes. Distributions received by RPS Holders from the Trust will retain the character of the income when received by the Trust.

In general terms, RPS Holders will be liable for tax on their share of the net income of the Trust to which they are presently entitled, at their own applicable tax rates. This liability arises in respect of the year in which the net income is derived by the Trust, even if the cash is not distributed to RPS Holders until after the end of that year of income. For example, if the Trust derives income on the last day of a year of income and distributes that income the following day, the liability for that income would arise in respect of the year of income in which the income was derived by the Trust, not the year in which it was distributed.

Under the ordinary operations of the Trust, it is expected that the main income to be derived by the Trust will be foreign sourced interest income on the Subordinated Notes. This interest income would be derived on a cash receipts basis throughout the financial year, not an accruals basis as at the end of the financial year. Accordingly, RPS Holders will be assessable at their marginal tax rate in the year of income when the Trust receives the interest income for an amount equal to the distribution which they receive. In respect of these Distributions, RPS Holders will not be entitled to franking credits.

Australian resident RPS Holders should be entitled to a deduction for interest paid on borrowings to the extent those borrowings are used to purchase RPS. In this regard, we recommend that RPS Holders seek advice to confirm they meet the relevant conditions to claim such a deduction under Australian tax legislation.

If interest is deferred or otherwise not paid on the Subordinated Notes, subject to Payment Limitations or Liquidation Limitations, the Guarantor may make a guarantee payment directly to the RPS Holder of an amount equal to the Distribution which the RPS Holder would have otherwise received. Whilst such payments would not constitute net income of the Trust, they would be classified as income derived by the RPS Holders, for which they would be liable to tax at their own applicable tax rates.

We note that an adjustment is required in the cost base of the RPS where a Distribution by the Trust or part thereof is an amount which is not subject to tax in the hands of the RPS Holder, for example, because it constitutes a return of capital by the Trust. Based on the RPS Terms and the relevant terms of the Trust Constitution, this is not considered likely to occur.

8.1.2 Conversion of RPS (or Preference Shares, post Exchange) into Ordinary Shares, or Exchange of RPS into Preference Shares

The consequences of Conversion or Exchange would be dealt with under the capital gains regime as set out below.

We note that in the past, the Australian Taxation Office (ATO) has been of the view that a unit in a public unit trust could in some instances constitute a traditional security under the traditional securities provisions in the tax legislation. In this instance, we do not believe those provisions are relevant as an RPS should not constitute a traditional security.

Capital gains rules

RPS or Preference Shares should constitute a 'convertible interest' for capital gains purposes. This is because they would be viewed as constituting an interest that either:

- 'may' Convert into Ordinary Shares of AMP, an entity being an associate of the Trust; or
- entitles the RPS Holder to a right to be issued with Ordinary Shares of AMP, an entity being an associate of the Trust.

Any gain or loss on Conversion or Exchange is disregarded at that time under the capital gains regime.

Thereafter, for capital gains purposes, an RPS Holder is taken to have acquired either the Ordinary Shares or Preference Shares at the date of Conversion or Exchange with a cost base equal to the amount paid to acquire RPS, as no amount should have been previously subject to tax.

8.1.3 Dividends paid by AMP on the Preference Shares (post Exchange) or Ordinary Shares (post Conversion).

If RPS are Exchanged into Preference Shares or Converted into Ordinary Shares, to the extent dividends paid thereon are franked by AMP, RPS Holders would receive an associated franking credit and a tax offset equal to the franking credit. This is because those Preference Shares would constitute an equity interest for Australian tax purposes.

PRICEWATERHOUSECOOPERS

8.1.4 Disposal of the RPS, Ordinary Shares or Preference Shares
Where RPS Holders dispose of RPS, Ordinary Shares or Preference Shares, any capital gain arising would be required to be included in the assessable income of the RPS Holder, while any capital loss would only be available to offset against certain capital gains.

Individuals and trusts (other than a complying superannuation fund, see below)
Australian resident individual RPS Holders and trustees will be liable to tax on only half of any capital gain made on the disposal provided the RPS, Ordinary Shares or Preference Shares are owned by the RPS Holder for at least twelve (12) months prior to disposal.

Complying superannuation funds and life insurance companies (where RPS constitutes a virtual pooled superannuation trust asset)
The capital gains treatment of complying Australian resident superannuation funds or life insurance companies is, in general, the same as that set out above for Australian resident individuals and trustees, except that the 'discount' is one-third rather than 50 per cent.

8.1.5 Tax File Number and Australian Business Number
An Australian RPS Holder may quote their Tax File Number (TFN) or, where relevant, Australian Business Number (ABN) to the Issuer. If a TFN or ABN is not quoted, and no exemption is applicable, tax is required to be deducted by the Issuer from Distributions (or by the Guarantor from guarantee payments) at the highest marginal tax rate (currently 47%) plus Medicare Levy (currently 1.5%). Such tax will be remitted to the ATO.

No withholding requirement applies in respect of fully franked dividends paid by AMP on Ordinary Shares or Preference Shares. Where the dividends are not fully franked and no TFN or ABN has been quoted, AMP would be required to withhold tax (at 48.5%) on that portion of the dividend which is not franked.

8.2 RPS Holders not resident in Australia

The following general comments apply to non-residents of Australia who do not hold RPS at or through a permanent establishment in Australia.

8.2.1 Distributions by the Trust prior to Conversion, Exchange or Redemption
An RPS Holder who is not resident in Australia would only be subject to Australian tax by assessment or withholding with respect to income derived by the Trust from an Australian source.

It is expected that under the normal operations of the Trust, no income of the Trust should be Australian sourced. In particular, interest income received by the Trust in respect of the Subordinated Notes would not have an Australian source as the interest is derived from a loan made outside Australia to a non-resident of Australia. Therefore, non-resident RPS Holders should not be subject to Australian tax, nor would the trustee be obliged to withhold any tax on Distributions.

If non-resident RPS Holders receive guarantee payments, such payments would not constitute income of the Trust, nor would they be classified as an amount in substitution for interest for which the RPS Holders would be subject to Australian interest withholding tax. It is expected that such payments made to non-resident RPS Holders would not have an Australian source, and that therefore these amounts should not be subject to any other form of tax by assessment or withholding in Australia.

8.2.2 Conversion of RPS (or Preference Shares, post Exchange) into Ordinary Shares, or Exchange of RPS into Preference Shares
Any Conversion or Exchange should not give rise to Australian tax consequences for the non-resident RPS Holder.

8.2.3 Dividends paid by AMP on the Preference Shares (post Exchange) or Ordinary Shares (post Conversion)
Where RPS are Exchanged into Preference Shares or Converted into Ordinary Shares, dividends paid by AMP should be frankable and therefore not subject to Australian dividend withholding tax. To the extent the dividends are not franked, dividend withholding tax will be imposed at a rate which may be reduced under a double taxation agreement between Australia and the particular country in which the non-resident RPS Holder resides.

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

EXHIBITS

To

Establishment of the Rule 12g3-2(b) Exemption

AMP Limited

VOLUME IV

PRICEWATERHOUSECOOPERS

8.2.4 Disposal of RPS, Ordinary Shares or Preference Shares
Where a non-resident RPS Holder holds RPS, Ordinary Shares or Preference Shares on capital account, they would not be subject to Australian tax by operation of the capital gains regime for any capital gain upon disposal provided:

a) in the case of RPS; the RPS Holder did not dispose of the RPS, or an interest in RPS, or an option or right to acquire such RPS or such an interest, where the RPS Holder and their associates beneficially owned at least 10% of RPS at any time during the five-year period before the disposal; or
b) in the case of Ordinary Shares or Preference Shares; the RPS Holder did not dispose of such shares, or an interest in such shares, or an option or right to acquire such shares or such an interest, where the RPS Holder and their associates beneficially owned at least 10% of the shares in AMP at any time during the five-year period before the disposal.

Where a non-resident RPS Holder holds RPS, Ordinary Shares or Preference Shares on revenue account, they would not be subject to ordinary taxation for any profit upon disposal, provided the RPS Holder's country of residence has a double taxation agreement with Australia which provides relief from such tax.

In the latter case, where the RPS Holder resides in a country with which Australia has no double taxation agreement, no profit would be subject to Australian tax where such a profit does not have an Australian source.

To determine the relevant implications for a non-resident RPS Holder, we recommend that each RPS Holder seek Australian taxation advice on their particular circumstances.

8.2.5 Tax File Number and Australian Business Number
If a TFN or ABN is not quoted by a non-resident RPS Holder, no withholding requirement should apply in respect of Distributions by the Trust, guarantee payments, or fully franked dividends paid by AMP in respect of Ordinary Shares or Preference Shares.

8.3 Other taxes

Whilst the RPS, Ordinary Shares and Preference Shares are quoted on the Australian Stock Exchange, no stamp duty or similar taxes are payable in Australia by an RPS Holder in connection with the issue, purchase, Conversion, Exchange, Redemption or sale of RPS, Ordinary Shares or the Preference Shares as the case may be.

In the case where stamp duty or similar taxes are payable in Australia in respect of RPS, Ordinary Shares or Preference Shares, AMP will bear this liability in accordance with the terms of the RPS Parent Deed Poll as summarised in Section 9.11.

Under current Australian law, there are no estate duties or other inheritance taxes payable in respect of the transmission of RPS, Ordinary Shares or Preference Shares upon the death of an RPS Holder.

Under current Australian law, goods and services tax will also not be payable in respect of any issue or transfer of RPS, Ordinary Shares or Preference Shares.

Yours faithfully

A E Clemens
Authorised Representative

Section 9
Additional information

9.1 RPS rights

RPS comprise units in the Trust of which AMP Henderson Global Investors Limited is the Responsible Entity, and options to receive, in certain circumstances, Ordinary Shares or Preference Shares (Options). RPS may be Converted in certain circumstances into Ordinary Shares and must be Exchanged, in other circumstances, into Preference Shares.

The rights of RPS will be governed by the:
- Trust Constitution; and
- RPS Terms set out in Appendix A.

In addition:
- the AMP Constitution sets out the rights attaching to Ordinary Shares into which RPS may be Converted in certain circumstances; and
- the proposed Preference Share Terms, which are summarised in Section 9.6, set out the rights attaching to Preference Shares into which RPS must be Exchanged in certain circumstances.

AMP has power under the AMP Constitution to issue Ordinary Shares, but is not presently authorised to issue Preference Shares. Ordinary Shareholders will be asked to authorise the issue of Preference Shares by AMP at its next annual general meeting in May 2003. Once authorised, AMP will issue Preference Shares to the Trust. Preference Shares will be unpaid until such time (if at all) as they are Exchanged for RPS (see clause 4.2 of the RPS Terms).

The rights attaching to RPS through the Trust Constitution are discussed in Section 9.4; the rights attaching to Ordinary Shares are discussed in Section 9.5; and the rights which are proposed to attach to Preference Shares are discussed in Section 9.6.

9.2 Information on the Issuer

AMP Henderson Global Investors Limited (referred to in this Prospectus as the Issuer) as the Responsible Entity of the Trust will be subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules. In particular, the Issuer will have similar disclosure obligations in connection with the Trust to those described for AMP in Section 9.3 below. Information will be available on AMP's website www.ampgroup.com

9.3 Information on AMP

AMP was admitted to the Official List of ASX on 15 June 1998. AMP is a disclosing entity under the Corporations Act and, as such, is subject to regular reporting and disclosure obligations under the Corporations Act and the Listing Rules.

AMP is required to notify ASX of information about specified events and matters as they arise for the purposes of ASX making that information available to the stock market conducted by ASX. In particular, AMP has an obligation under the Listing Rules (subject to certain exceptions) to notify ASX immediately of any information of which it is or becomes aware concerning AMP which a reasonable person would expect to have a material effect on the price or value of Ordinary Shares. That information is available from ASX and on AMP's website www.ampgroup.com

9.3.1 Availability of documents lodged with ASIC
AMP is required to prepare and lodge with ASIC both yearly and half-yearly financial statements, accompanied by directors' statements and reports, with audit or review reports. Copies of these documents lodged with ASIC may be obtained from or inspected at an ASIC office and on AMP's website, www.ampgroup.com

9.3.2 Availability of other documents
AMP will provide a copy of any of the following documents free of charge to any person who calls the **RPS InfoLine 1300 556 030** (Australia) or **0800 448 062** (New Zealand) and requests a copy prior to the Closing Date:
- the financial statements for AMP for the year ended 31 December 2001 (being the most recent audited annual financial reports lodged with ASIC before the issue of this Prospectus);
- the financial statements of AMP for the half year ended 30 June 2002 (being the most recent reviewed half-yearly financial reports lodged with ASIC before the issue of this Prospectus);
- any other document or financial statement lodged by AMP with ASIC or ASX under the continuous disclosure reporting requirements in the period after the lodgment of the audited financial statements for the year ended 31 December 2001 and before lodgment of this Prospectus with ASIC; and
- the AMP Constitution.

9.3.3 Incorporation by reference
AMP and/or the Issuer have also lodged the following documents with ASIC:
- Trust Constitution – as discussed in Section 9.4;
- Preference Share Terms – as summarised in Section 9.6;
- Guarantee – as summarised in Section 9.10; and
- RPS Parent Deed Poll – as summarised in Section 9.11.

The information set out in these documents is incorporated by reference into this Prospectus. You may obtain a copy of these documents free of charge during the Offer Period from AMP or the Issuer.

9.4 Summary of rights attaching to units in the Trust under the Trust Constitution

A number of rights attach to the units in the Trust. These rights arise from the Trust Constitution, the Corporations Act, the general law relating to trusts and (in the case of RPS) the RPS Terms. Some of the most significant rights are summarised in this Section. This summary is not exhaustive. For further information about rights attaching to units in the Trust, reference should be made in particular to the Trust Constitution, the Corporations Act and the RPS Terms.

Trust
The Issuer must hold the assets of the Trust on trust for Unitholders.

Beneficial interest in the Trust
The beneficial interest in the Trust is divided into units. There are two classes of units, RPS and the ordinary unit. Unitholders hold their units subject to the rights, restrictions and obligations attaching to their units, including (in the case of RPS) those in the RPS Terms.

The main rights attaching to RPS under the RPS Terms are summarised in Section 2. The ordinary unit carries the right to any residual income or capital not distributed to RPS Holders in accordance with the Trust Constitution. In addition, the ordinary unit confers on the Ordinary Unitholder the right to require that its consent be obtained before any variation is made to the Trust Constitution or the rights attaching to any class of units.

The Issuer must hold the Preference Shares which form part of the assets only for RPS Holders. The Ordinary Unitholder has no interest in any Preference Shares.

The Issuer must not issue any units of any class after the first anniversary of the date of the Original Prospectus.

Nature of interest
No unit confers any interest in any particular asset of the Trust, and no Unitholder is entitled to require the transfer to them of any of the assets of the Trust. Unitholders must not interfere with the rights or powers of the Issuer under the Trust Constitution.

Rights of Unitholders in the Trust
The principal rights of Unitholders are to:

- receive distributions of income attributable to their units;
- (in the case of RPS) have their units Converted, Exchanged or Redeemed;
- transfer their units;
- call, attend and vote at meetings of Unitholders; and
- participate in the winding-up of the Trust,

in accordance with the Trust Constitution and RPS Terms.

Distributions of Trust income
As at each distribution payment date, each person who is or was an RPS Holder on the record date referable to that distribution payment date is absolutely entitled to a share of the Trust's income for the financial year of the Trust in which the distribution payment date occurs equal to the amount the RPS Holder is entitled to be paid (if anything) in respect of the distribution payment date as a Distribution or Optional Distribution under the RPS Terms. The Issuer must not pay to any RPS Holder as a distribution any amount out of the Trust's income other than an amount which the RPS Holder is entitled to be paid as a Distribution or Optional Distribution.

As at the last day of the Trust's financial year (being for tax purposes 30 June unless the Issuer nominates another year end date), the Ordinary Unitholder is absolutely entitled to any remaining share of the Trust's income for the financial year (that is, the share left after allowing for the total of all shares of the Trust's income to which RPS Holders became entitled during the financial year).

Distributions payable to RPS Holders in respect of a distribution payment date are payable on the distribution payment date. The Issuer must deduct from Distributions or other amounts payable to Unitholders, taxes which are required to be deducted.

Conversion, Exchange and Redemption
RPS Holders are not entitled to have their RPS redeemed, except pursuant to a Conversion, on Exchange or on a Redemption, in accordance with the RPS Terms. Conversion, Exchange and Redemption are described in more detail in Section 2.

An RPS must only be redeemed at the price calculated in accordance with the Trust Constitution. On Redemption, RPS will be redeemed for cash at the price calculated in accordance with clause 5 of the RPS Terms (see Section 2.22). On Conversion or Exchange, RPS Holders will receive Ordinary Shares or Preference Shares (as the case requires) rather than cash for the redemption of their RPS (see Sections 2.15 and 2.23). The Ordinary Unitholder is not entitled to have its ordinary unit redeemed.

The Issuer is irrevocably appointed as agent of RPS Holders to do anything necessary or desirable to effect Conversion, Exchange or Redemption of the RPS.

Transfers
Subject to the Listing Rules, the Issuer may refuse to register a transfer for any reason. However, the Listing Rules substantially restrict when the Issuer may refuse to register a transfer. Further, an RPS Holder may not transfer RPS which are restricted securities during the applicable escrow period.

Meetings
Unitholders are entitled to attend and vote at meetings in person or by proxy. In certain circumstances governed by the Corporations Act, Unitholders can call a meeting. A resolution passed at a meeting of Unitholders binds all Unitholders whether or not they are present.

Winding-up of the Trust
Upon winding-up, the proceeds of sale of the Trust's assets (after deducting amounts to discharge any liabilities of the Trust, and winding-up expenses) must be distributed firstly, to RPS Holders – an amount equal to the amount the Issuer is liable to distribute to them from the Trust under the RPS Terms (being an amount up to the amount they would receive if their RPS were Preference Shares (see Section 2.10)) – and secondly, the balance to the Ordinary Unitholder.

Accounts
Every Unitholder has a right to receive copies of the Trust's annual accounts and accompanying reports.

Unitholder liability
The Trust Constitution contains provisions designed to limit the liability of a Unitholder to the application price of their units. While it is generally considered that such provisions will be effective, this has not been definitively determined by the courts. In certain circumstances, the Issuer is entitled to be indemnified by a Unitholder to the extent the Issuer incurs a liability for tax in connection with their units. Joint Unitholders are jointly and individually liable in respect of all payments.

Powers
The Issuer has all the powers in respect of the Trust it is possible to confer on a trustee and as though it were the absolute owner of the assets and acting in its personal capacity.

Investments
The Issuer has broad investment power. However, its investment policy is to only invest in the Subordinated Notes and Preference Shares. It may not change this investment policy unless AMP and APRA consent.

Complaints
The Issuer must handle complaints made by Unitholders in accordance with Australian standards and the Trust Constitution. The Issuer is a member of an independent complaints resolution body.

Liability of the Issuer
Subject to the Corporations Act, if the Issuer acts in good faith and without gross negligence, it is not liable to Unitholders. Subject to the Corporations Act, the liability of the Issuer to any person other than a Unitholder is limited to the Issuer's ability to be indemnified from the Trust.

Indemnity
The Issuer is entitled to be indemnified by the Trust for any liability incurred by it in properly performing its powers and duties in relation to the Trust. To the extent permitted by the Corporations Act, this indemnity extends to any liability incurred as a result of an act or omission of a delegate or agent of the Issuer, and continues to apply after the Issuer retires or is removed.

The Issuer will not exercise its indemnity from the Trust to the extent it is entitled to recover the relevant liability under an indemnity from AMP or a wholly-owned subsidiary of AMP (see Section 9.7).

Fees and expenses
The Issuer is not entitled to any fees from the Trust for acting as Responsible Entity. The Issuer is entitled to reimbursement out of the Trust for its expenses in relation to the proper performance of its duties. However, it must not be reimbursed out of the Trust to the

extent it is entitled to recover the expenses under an indemnity from AMP or a wholly-owned subsidiary of AMP (see Section 9.7).

Retirement of the Issuer
The Issuer may retire where permitted by law, and must retire when required by law.

Amendments to the Trust Constitution
Subject to the Corporations Act, the Issuer may amend the Trust Constitution. However, the Trust Constitution, and the rights attaching to any class of unit, may only be varied if any consent required from the Ordinary Unitholder has first been obtained.

How to transfer RPS
All RPS are transferable through CHESS. Electronic transfers must be made in accordance with the SCH Business Rules.

Listing Rules
It is intended that the Trust will be listed on ASX and if and when this occurs, the Listing Rules will apply to the Trust (subject to relevant waivers).

Persons bound
The Trust Constitution binds the Issuer and each present and future Unitholder of the Trust and any person claiming through any of them. The RPS Terms bind each of those persons and AMP and any person claiming through it.

AMP's consent
AMP may give or withhold any consent for the purposes of the Trust Constitution or the RPS Terms conditionally or unconditionally in its sole discretion and in doing so AMP is entitled to act exclusively in its own interests.

9.5 Summary of rights attaching to Ordinary Shares

9.5.1 Ordinary Shares issued on Conversion

Ordinary Shares issued on Conversion of RPS will be issued credited as fully paid and will rank pari passu in all respects with the existing Ordinary Shares, including the right to receive in full all dividends and other distributions declared, made or paid after they are issued.

AMP will make application to ASX for the quotation of Ordinary Shares issued on Conversion. Quotation is not guaranteed or automatic.

9.5.2 AMP Constitution

Set out below is a summary of the AMP Constitution, the rights attaching to Ordinary Shares and other relevant information concerning Ordinary Shares.

Copies of the AMP Constitution are available upon request free of charge (see Section 9.3.2).

Issue of further shares
The Directors control the issue of shares, but must act in accordance with the AMP Constitution, the Corporations Act, the Listing Rules and any special rights conferred on the holders of any shares or class of shares.

From time to time, AMP can issue shares with preferential, deferred or other rights relating to, among other things, dividends, voting, return of capital and payment of calls. This is subject to the AMP Constitution, Corporations Act, Listing Rules and any special rights conferred on the holders of any shares or class of shares.

Directors
The minimum number of Directors is three and the maximum number is 16. Ordinary Shareholders may vary the maximum number of Directors by special resolution to alter the AMP Constitution passed at a general meeting.

General meetings and notices
As a general rule, each Ordinary Shareholder is entitled to receive notice of, attend and vote at general meetings of AMP and to receive all notices, accounts and other documents required to be sent to Ordinary Shareholders under the AMP Constitution, the Corporations Act and the Listing Rules.

The quorum required for a meeting of Ordinary Shareholders is 25 shareholders present in person.

Voting
The general rule is that every registered Ordinary Shareholder present in person (or by a proxy, attorney or representative) at a meeting of Ordinary Shareholders has one vote on a show of hands, and one vote for each Ordinary Share held on a vote taken on a poll.

Dividends
Dividends declared by the Directors are payable to Ordinary Shareholders in proportion to the amounts paid on the Ordinary Shares they hold.

Winding-up
If AMP is wound-up (subject to any special or preferential rights attaching to any particular shares), Ordinary Shareholders are entitled to repayment of share capital paid up on their Ordinary Shares and to participate in the distribution of the surplus assets (if any) of AMP.

Shareholding statements and share registers
Subject to the Corporations Act and the AMP Constitution, the Board may decide to issue or not to issue share certificates. The Board has not issued, and does not intend to issue, share certificates.

Shareholders on the Australian and New Zealand registers will receive shareholding statements at the end of any month in which there has been a change to their holding on the register.

Ordinary Shareholders with a New Zealand address are generally registered on the New Zealand register. All other Ordinary Shares are registered on the Australian register. Ordinary Shareholders who wish to change between the Australian and New Zealand share registers must contact the AMP Securities Registry. Restrictions may apply to movement from the Australian to the New Zealand share register.

More than three joint holders of Ordinary Shares
If Ordinary Shares are owned by more than three persons, AMP may treat the three persons whose names appear first on AMP's register as the registered holders of the Ordinary Shares. AMP may disregard any other joint holders.

Ordinary Shareholding limitations
The AMP Constitution provides that for five years after 15 June 1998, a person must not acquire Ordinary Shares, or dispose of Ordinary Shares, if any person who is not entitled to any Ordinary Shares, or is entitled to less than 5% of the Ordinary Shares, would immediately after the acquisition or disposal, be entitled to 5% or more of the total number of Ordinary Shares. For the purposes of this summary, these limitations are called the post-listing limitations.

The words 'acquire' and 'dispose' have the same meanings as they have in Chapter 6 of the Corporations Act. (Note: These terms are very wide and, for example, are likely to include an agreement, arrangement, or understanding entered into by a shareholder with any other person relating to the transfer of any interest in Ordinary Shares, or the exercise of voting rights attached to Ordinary Shares.)

The post-listing limitations do not apply to AMP or its controlled entities or Directors (in that capacity).

The Board may:

- specify that either or both limitations do not apply to a particular person; or
- change the limitations to a different percentage for a particular person.

Any person who is entitled to too many Ordinary Shares in breach of either limitation must immediately cause their entitlement to be reduced to less than the limitation.

If a person is entitled to Ordinary Shares in excess of either limitation, each such Ordinary Share to which the person is entitled is called a 'Default Share'. The voting, dividend and winding-up rights attached only to those Default Shares in excess of the limitation will be automatically suspended. AMP is not liable to pay interest in respect of any suspended dividend.

For five years after 15 June 1998, the Board may give a shareholder notice requiring the shareholder to dispose of such number of their Default Shares as will ensure that, after the disposal, none of their remaining Ordinary Shares is a Default Share. If the Ordinary Shareholder does not comply with the notice, the Board may dispose of the number of Default Shares specified in the notice. The sale proceeds (less costs) will be remitted to the former holder of the Default Shares.

Transfer of Ordinary Shares

Generally, Ordinary Shareholders are (subject to the limitations on shareholdings set out above) able to sell or transfer Ordinary Shares without restriction.

Indemnification of AMP Directors and officers

The AMP Constitution provides that AMP indemnifies every person who is, or has been, an officer of AMP against any liability:

- for costs and expenses incurred by them in defending an action for liability allegedly incurred by that person as an officer or former officer of AMP; and
- incurred by them as an officer of AMP,

except in those circumstances prohibited by section 199A of the Corporations Act.

Ordinary Share trading history

Ordinary Shares have traded on ASX since 15 June 1998. During the three months ending on the day immediately before this Prospectus was lodged with ASIC:

- the highest recorded sale price of Ordinary Shares on ASX was A$16.85 on 17 June 2002; and
- the lowest recorded sale price of Ordinary Shares on ASX was A$10.73 on 25 September 2002.

The latest available recorded sale price of Ordinary Shares on ASX on 25 September 2002 (the last trading day before this Prospectus was lodged with ASIC) was A$11.43.

9.6 Summary of rights attaching to Preference Shares

Subject to the Ordinary Shareholders resolving to amend the AMP Constitution, at AMP's next annual general meeting in May 2003, to permit such issue, AMP proposes to issue Preference Shares each with a liquidated preference of A$100. The Preference Shares will be issued unpaid and held in the Trust.

Upon Exchange, the Issuer will transfer to each RPS Holder the same number of Preference Shares as the number of RPS held by that RPS Holder. The RPS will be redeemed upon Exchange. See clause 4.3 of the RPS Terms.

9.6.1 Entitlement to Dividends

There is no entitlement to a Dividend or any other payment in relation to Preference Shares until they are fully paid up. Upon payment in full, Dividends will be paid on:

(a) 24 April and 24 October of each year until Preference Shares are converted into Ordinary Shares, redeemed, bought back or cancelled;

(b) in relation to the Preference Shares being converted into Ordinary Shares on that date, each date of conversion;

(c) the date on which Preference Shares are redeemed.

A Dividend is only payable to those persons registered as Preference Share Holders 11 ASX Business Days prior to the Dividend payment date for that Dividend. An Optional Dividend is only payable to those persons registered as Preference Share Holders on the date prior to its payment that is determined by AMP in respect of that Optional Dividend.

Determination of Dividends

Dividends are calculated in the same way as Distributions are calculated in respect of RPS (see Section 2.6).

New Zealand Preference Share Holders may be paid any Dividends and other amounts due and payable under the Preference Shares in the New Zealand dollar equivalent.

Restrictions on AMP if no Dividends are paid

Dividends are non-cumulative. This means that if AMP does not pay a Dividend for a particular period in full, or does not pay a Dividend at all, then Preference Share Holders are not entitled to any unpaid amount in respect of that Dividend.

There is no assurance that Dividends will always be paid. However, if AMP does not pay a Dividend, AMP must not:

- declare or pay a dividend or make any distribution on any of its share capital other than any share capital that ranks in priority to Preference Shares; or
- redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital.

These restrictions will be lifted (unless APRA objects) once:

- two consecutive Dividends have been paid in full;
- an Optional Dividend has been paid to Preference Share Holders in accordance with the Preference Share Terms;
- all Preference Shares have been converted into Ordinary Shares, redeemed, bought back or cancelled; or
- a special resolution of the Preference Share Holders has been passed approving such action.

Dividend payment limitations

Payment of Dividends is subject to the same Payment Limitations as those relating to RPS (see Section 2.10). AMP has no liability to pay a Dividend if any of these events occur. Additionally, the Preference Share Holder has no claim or entitlement in respect of such non-payment.

Optional Dividends

The Directors of AMP may, at their discretion, determine Optional Dividends to be payable (subject to the above Payment Limitations).

9.6.2 Conversion

Conversion is the process by which, in certain circumstances, Preference Shares are replaced with Ordinary Shares. In these circumstances, AMP will deliver the Ordinary Shares to Preference Share Holders. In the case where a Preference Share Holder requires conversion into Ordinary Shares, AMP may (subject to law) choose to arrange the sale of those Preference Shares to a third party and deliver the cash proceeds to the Preference Share Holder within five ASX Business Days.

When can conversion occur?
Conversion of all or some of the Preference Shares into Ordinary Shares may occur in several instances triggered by Preference Share Holders, AMP or APRA. This includes a conversion right for Preference Share Holders where there is more than a material risk that the payment of Dividends to Preference Share Holders would be subject to Australian dividend withholding tax. The other circumstances in which conversion can occur are similar to those listed in Section 2.16 relating to RPS.

Each Preference Share that is converted will convert to one Ordinary Share and additional Ordinary Shares calculated on substantially the same basis as the Conversion Ratio for RPS (see Section 2.18) less one. However, unlike the Conversion Ratio for RPS, upon conversion, Preference Share Holders are only entitled to a flat 2.5% conversion discount. This ratio determines the number of Ordinary Shares which will be issued to the relevant Preference Share Holder. The ratio will be adjusted in certain circumstances (including where there is a bonus or rights issue, an off-market buy-back, a return of capital or a takeover bid).

If a Preference Share Holder requires conversion (other than in the case of an Acquisition Event), AMP may arrange for a third party to purchase each Preference Share from the Preference Share Holder at the greater of:
(a) A$100; and
(b) the value of the Minimum Conversion Number multiplied by the relevant VWAP.

If that happens, AMP must pay the proceeds to the Preference Share Holder within five ASX Business Days after the sale.

If a Preference Share Holder wishes to convert some (but not all) of their Preference Shares, the number of Preference Shares to be Converted must:
- be at least 10; and
- be such that the aggregate number of RPS held after Conversion is at least 10.

If AMP requires conversion of the Preference Shares into Ordinary Shares, Preference Share Holders will only receive Ordinary Shares. AMP may not choose to pay cash, and must convert all Preference Shares (and not some only).

As soon as practicable after becoming aware of an event which triggers conversion into Ordinary Shares, AMP must publish notice in certain newspapers notifying the Preference Share Holders of the same.

Ranking of Preference Shares upon conversion
Preference Shares rank equally amongst themselves and rank behind all AMP creditors.

A Preference Share confers all of the rights attaching to one Ordinary Share, but these rights do not take effect until the date of conversion into Ordinary Shares. Prior to conversion into Ordinary Shares:
(a) Preference Shares rank in priority to Ordinary Shares for the payment of Dividends; and
(b) where AMP is wound-up, Preference Share Holders are entitled to receive out of AMP's distributable assets, in respect of each Preference Share held, a cash payment equal to the sum of:
   (i) A$100, and
   (ii) the amount of any Dividend due but unpaid,
   before any return of capital is made to Ordinary Shareholders or any other class of shares ranking behind the Preference Shares. Beyond this amount, Preference Share Holders have no further entitlements upon the winding-up of AMP.

Where AMP has insufficient funds to pay all amounts referred to above upon a winding-up of AMP, Preference Share Holders and the holders of any other AMP shares which rank equally with Preference Shares on a winding-up will share in any distribution of AMP assets in proportion to the amounts to which they are respectively entitled.

Upon conversion of the Preference Shares into Ordinary Shares:
(a) all other rights or restrictions conferred on that Preference Share under the Preference Shares Terms will no longer have effect (except for rights relating to a Dividend which is due but has not been paid on or before the date of conversion into Ordinary Shares, which will subsist); and
(b) that Preference Share will rank equally with all other Ordinary Shares then on issue.

Conversion into Ordinary Shares does not constitute cancellation, redemption or termination of a Preference Share or an issue, allotment or creation of a new share (other than the Ordinary Shares allotted on conversion).

9.6.3 Redemption by AMP
If AMP has APRA's consent, it may redeem all (but not some) Preference Shares:
(a) after certain events which are broadly identical to a Regulatory Event or a Tax Event in relation to RPS (however, the right to redeem under the RPS Terms where APRA determines that the AMP Group is not entitled to treat RPS as Tier 1 regulatory capital is not applicable); or
(b) if the aggregate face value of the outstanding Preference Shares is less than A$100 million.

On redemption, AMP will redeem each Preference Share for the greater of:
(a) A$100; and
(b) the value of the Minimum Conversion Number multiplied by the relevant VWAP.

9.6.4 Resetting the Terms
Reset dates are dates on which AMP may reset some of the Preference Shares terms. The setting of the reset dates for the Preference Shares occurs in the same manner as the setting of Reset Dates relating to RPS.

On a reset date, AMP may:
(a) reset certain terms (see below); or
(b) convert all Preference Shares into Ordinary Shares.

To do this, AMP must give notice to all Preference Share Holders at least 30 Business Days (but not more than six months) before a reset date.

The relevant term of the Preference Shares which may be reset by AMP at a reset date are the same as those terms that may be changed by the Issuer in relation to RPS (see Section 2.14).

If reset, the new terms will apply from and including the relevant reset date to, but excluding, the next reset date. AMP must notify each Preference Share Holder of any changes at least 50 ASX Business Days before the relevant reset date. If AMP does not give this notice, the existing terms will continue to apply until the next reset date.

9.6.5 Voting rights
A Preference Share will not entitle its Holder to vote at any general meeting of AMP except in the following limited circumstances:
- on a proposal to reduce share capital, that affects rights attached to the Preference Shares, to wind up AMP or for the disposal of the whole of AMP's business;
- on a resolution to approve a buy-back agreement;
- during a period in which a Dividend has been declared payable but has not been paid;
- during the winding-up of AMP.

9.6.6 Notices and reports
Preference Share Holders are entitled to receive notices of general meetings of AMP. Preference Share Holders can also request copies of other documents (including reports and accounts) provided by AMP to Ordinary Shareholders.

9.6.7 Issue of further Preference Shares by AMP
Until the date of conversion into Ordinary Shares, AMP is prohibited from issuing or converting any shares which would rank in priority to Preference Shares unless Preference Share Holders pass a special resolution approving this.

AMP is, however, entitled to issue further Preference Shares ranking equally with the existing Preference Shares. If AMP chooses to do so, this will not constitute a variation or cancellation of the rights attached to the then existing Preference Shares.

9.6.8 Rights to participate in new securities issue
Until the date of conversion into Ordinary Shares, Preference Shares confer no rights to subscribe for new AMP securities or to participate in any AMP bonus issues.

9.6.9 Quotation
AMP will use all reasonable endeavours to ensure quotation of Preference Shares on ASX on or about the Exchange Date.

9.7 Summary of the Deed of Indemnity

The Issuer has entered into a Deed of Indemnity on 17 September 2002 with the Guarantor and AMP Services Limited (Administrator), both of whom are wholly-owned subsidiaries of AMP.

Under the Deed of Indemnity, the Administrator has agreed to:
- pay the Issuer a fee for agreeing to act as Responsible Entity calculated on an annual basis at a rate of 0.02% per annum of the aggregate face value of the Subordinated Notes held by it as at the commencement of each annual period; and
- pay or reimburse the Issuer on a quarterly basis for all expenses incurred in relation to the proper performance of its duties in respect of the Trust.

In addition, under the Deed of Indemnity the Guarantor has agreed to:
- indemnify the Issuer for all liabilities for which it is entitled to be indemnified under the Trust Constitution or at law; and
- indemnify each member of the Trust's compliance committee for any liabilities for which they are entitled to be indemnified under the Trust Constitution.

The Deed of Indemnity will terminate automatically on the date of final distribution following termination of the Trust, and on the retirement or removal of the Issuer as Responsible Entity, and may be terminated by the Administrator or the Guarantor if the Issuer ceases to be a related body corporate of either of them or AMP.

9.8 Summary of the Administration Deed

The Issuer has entered into an Administration Deed with AMP Services Limited (Administrator) and the Guarantor on 17 September 2002. The Administrator is a wholly-owned subsidiary of AMP.

Under the Administration Deed, the Administrator is to provide the Issuer with the administrative services in relation to the Trust. The services, which may be delegated with the Issuer's consent, are to be provided in accordance with certain performance standards, internal control processes, regular reports and compliance certificates, and include:
- unit registry services;
- accounting services;
- continuous disclosure services;
- compliance services; and
- miscellaneous services to be provided at the direction of the Issuer or AMP from time to time.

The Issuer will indemnify the Administrator against all liabilities arising out of the Administrator properly acting in accordance with any proper instructions or pursuant to the proper exercise of any duty. The indemnity does not apply where the liability results from any negligence or misconduct, any breach of the Administration Deed or any misrepresentation by the Administrator or any of its representatives, officers, agents or employees. The Issuer's liability to the Administrator is limited to the Issuer's indemnity under the Deed of Indemnity or out of the assets of the Trust.

The Guarantor unconditionally and irrevocably:
- guarantees the due and punctual performance by the Administrator of its obligations under the Administration Deed; and
- indemnifies the Issuer from and against all liabilities arising from a breach by the Administrator of the Administration Deed.

The Administration Deed is effective from the date the Trust is registered as a registered managed investment scheme under the Corporations Act. The Administration Deed will terminate automatically on the retirement or removal of the Issuer as Responsible Entity, and may be terminated:
- by the Issuer by giving the other parties not less than 90 days' notice; or
- by the Administrator or Issuer if the Issuer ceases to be a related body corporate of the Administrator, Guarantor or AMP.

9.9 Debt securities programme

The proceeds raised by the Issuer from the issue of RPS will be invested by the Issuer. The investment will take the form of the purchase by the Issuer of the Subordinated Notes to be issued by AMP UK under an existing debt securities programme established by, among others, AMP UK for the issue of debt securities from time to time.

The Subordinated Notes will be included as cover for the minimum or notional margin of solvency required of AMP's United Kingdom subsidiaries by the FSA. Interest on the Subordinated Notes will be payable at a rate equivalent to the Distribution Rate and will be cumulative, but may be deferred in certain circumstances. The Subordinated Notes may be redeemed in certain circumstances with the consent of APRA and the FSA.

9.9.1 Status and form
The Subordinated Notes will constitute direct, unsecured and subordinated obligations of AMP UK and will rank pari passu, without any preference, amongst themselves.

9.9.2 Debt securities programme
The Subordinated Notes will be issued in accordance with the following documents to be executed by AMP UK and others:
- **Pricing Supplement**, which will set out the terms and conditions of the Subordinated Notes and will be supplemental to the Offering Circular dated 13 August 2002, issued in relation to the debt securities programme;
- **Supplemental Trust Deed**, which will amend the existing trust deed for the debt securities programme dated 13 August 2002 between AMP UK and others (as issuers), the Guarantor and Citicorp Trustee Company Limited to permit issues in registered form, and constitute the Subordinated Notes; and

- **Second Supplemental Agency Agreement**, which will amend the existing agency agreement for the debt securities programme dated 22 May 2000 between AMP UK and others (as issuers), the Guarantor, Citicorp Trustee Company Limited (as trustee) and Citibank, N.A. and others as paying agents to also appoint a registrar and paying agent for the Subordinated Notes.

9.9.3 Guarantee
The Guarantor will guarantee on a subordinated basis the payment of all sums due and payable by AMP UK in respect of the Subordinated Notes. The Guarantor's obligations will constitute direct, subordinated and unsecured obligations of the Guarantor ranking pari passu with the Guarantor's obligations under the Guarantee described in Section 9.10.

9.10 Summary of the Guarantee

The Guarantor executed the Guarantee Deed Poll (Guarantee) on 17 September 2002 pursuant to which the Guarantor, subject to the Payment Limitations and Liquidation Limitations, will unconditionally and irrevocably guarantee payment to each RPS Holder of all amounts:

- due for payment, or which will or which remain unpaid, by the Issuer to the RPS Holder; and
- scheduled for payment under the RPS Terms but which are not able to be paid by the Issuer solely as a result of insufficient interest payments on the Subordinated Notes.

These payments are subordinated to the claims of prior ranking creditors of the Guarantor (to the extent that all claims of prior ranking creditors are paid in full before any claims of RPS Holders are paid) and prior to the commencement of a winding-up of the Guarantor:

- the obligations of the Guarantor to make payments are conditional upon the Guarantor being solvent at the time the payments and other amounts owing fall due; and
- no payment shall be made except to the extent that the Guarantor may make such payment and still be solvent immediately thereafter.

The Guarantor shall be considered solvent if it is able to pay its debts as they fall due, an ordinary creditor is not entitled to accelerate repayment of any financial indebtedness, and its Assets exceed its Liabilities (each as defined in the Guarantee).

These payments will be guaranteed on a subordinated basis by the Guarantor as set out in the Guarantee and rank:

- pari passu without any preference among themselves;
- behind all claims of prior ranking creditors, being:
  - all its present and future unsubordinated creditors whose claims would be entitled to be admitted in a winding-up of the Guarantor (ordinary creditors); and
  - the holders of the AMP Income Securities and all other present and future creditors of the Guarantor whose claims rank or are expressed to rank pari passu with such holders' claims;
- pari passu with all creditors whose claims against the Guarantor rank or are expressed to rank pari passu with RPS Holders claims under the Guarantee; and
- ahead of all claims expressed by their terms to be junior or subordinated to the claims of RPS Holders under the Guarantee.

The Guarantor will make payments without deduction for all taxes payable in Australia other than TFN or ABN withholding taxes.

The Guarantee Deed Poll provides that an RPS Holder must not take any action to commence a winding-up of the Guarantor.

The Guarantor will undertake in the Guarantee that, so long as any of the RPS is outstanding, unless AMP is in liquidation, the Guarantor will not permit, or take any action to cause, the liquidation, dissolution or winding-up of the Issuer or the Trust, other than with the prior written approval of APRA and a majority of RPS Holders.

The Guarantor may discharge its payment obligations under the Guarantee by procuring amounts due and payable to RPS Holders are paid by a wholly-owned subsidiary of the Guarantor incorporated outside Australia.

Any amendment to the RPS Terms which changes the rights and obligations of AMP or the Guarantor under the Guarantee does not bind the Guarantor unless approved by the Guarantor.

9.11 Summary of RPS Parent Deed Poll

AMP executed the RPS Parent Deed Poll on 17 September 2002 in favour of each RPS Holder. In this deed poll, AMP unconditionally and irrevocably undertakes to each RPS Holder:

- to at all times have a sufficient number of Ordinary Shares available for issue to allow Conversion of all outstanding RPS;
- issue on each Conversion Date such number of Ordinary Shares as are required to be issued to enable the Issuer to comply with its obligations to Convert RPS on that Conversion Date and do all other things required to be done by it to enable Conversion in accordance with the RPS Terms;
- subject to relevant resolutions being passed, to amend the AMP Constitution to permit the issue of Preference Shares, to immediately allot and issue Preference Shares, in accordance with the RPS Terms, on an unpaid basis to the Issuer and to do all things as are required to be done by it to enable Exchange;
- if RPS are to be Redeemed in accordance with the RPS Terms, in circumstances where the Subordinated Notes which form part of the assets of the Trust are not also being Redeemed in order to fund the Redemption of RPS, to purchase such notes at the greater of:
  - (a) their outstanding aggregate principal amount plus accrued and unpaid interest on such Subordinated Notes; and
  - (b) the total amount which the Issuer is required to pay to Redeem RPS in accordance with the RPS Terms and pay any Distribution payable on the Redemption Date;
- to comply with all other things which are specified in the RPS Terms to be done or not done by it;
- to do all other things which are necessary to be done by it to enable the Issuer to comply with the Issuer's other obligations under the RPS Terms and the Trust Constitution; and
- to maintain all necessary corporate authorisations to enable it to perform any of these undertakings.

AMP has also agreed to pay all taxes payable in Australia arising out of the allotment and issue of Ordinary Shares and Preference Shares, as the case may be, and on the transfer of Preference Shares upon Exchange.

Any amendment to the RPS Terms which changes the rights and obligations of AMP under the RPS Parent Deed Poll does not bind AMP unless approved by AMP.

9.12 Offer Management Agreement

AMP, the Issuer, the Guarantor, the Administrator and the Lead Manager have entered into the Offer Management Agreement on 17 September 2002, under which AMP and the Issuer have appointed the Lead Manager as the lead manager, global coordinator and bookrunner of the Offer.

The Offer Management Agreement contains various representations and warranties, and imposes various obligations on AMP, the

Guarantor and the Issuer, including representations, warranties and obligations to ensure that this Prospectus complies with the Corporations Act and any other applicable laws, and to conduct the Offer in accordance with the agreed timetable, the Listing Rules, this Prospectus and any applicable laws.

The Offer Management Agreement imposes an obligation on AMP to not make, agree to make or announce any issues of equity securities (other than Ordinary Shares), long-term debt securities which are subordinated, or any securities convertible or exchangeable for any such equity securities or debt securities, for a period of 180 days after the date of the Offer Management Agreement without the Lead Manager's consent or under dividend, distribution or employee incentive plans or on exercise of existing securities.

Fees

The Lead Manager will receive subject to the terms of the Offer Management Agreement a:

(a) structuring and arranging fee of 0.40% of the gross proceeds of the Offer;

(b) management fee of 0.75% of the Institutional Proceeds (that is, the number of RPS allocated to participants in the Bookbuild multiplied by the Face Value);

(c) selling fee of 1.00% of the Retail Allocation Proceeds (that is, the number of RPS allocated to the Lead Manager, Co-managers and Participating Brokers in the Bookbuild for distribution to their retail clients multiplied by the Face Value); and

(d) selling fee of 0.85% of the Institutional Proceeds less the Retail Allocation Proceeds and 1.00% of Applications outside the Institutional Proceeds.

The Lead Manager will be responsible for paying management and selling fees to Co-managers and Participating Brokers.

The Guarantor indemnifies the Lead Manager and its related bodies corporate and each of their directors, officers and employees from and against all losses or claims made against them, arising out of or in connection with the appointment of the Lead Manager pursuant to the Offer Management Agreement. This indemnity is subject to exclusion of losses and claims resulting from negligence or wilful misconduct.

The Lead Manager may terminate its obligations under the Offer Management Agreement upon the occurrence of a number of customary termination events, including market changes and material adverse events affecting AMP or the Offer.

9.13 U.S. persons

In this Section 9.13, 'Securities' means RPS, Ordinary Shares, Preference Shares transferable upon Exchange of RPS, the Guarantee given by the Guarantor to RPS Holders, Subordinated Notes and the guarantee of the Subordinated Notes.

The Securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (Securities Act). Therefore, the Securities may not be offered or sold, directly or indirectly, in the United States or to, or for the account or benefit of, U.S. persons. Accordingly, the Offer is not being made in the United States or to any U.S. person including, without limitation, any Ordinary Shareholder who is in the United States or a U.S. person or is holding on behalf of or for the account of a person in the United States or a U.S person. Neither this Prospectus nor the Application Forms will be sent to the United States or to a U.S. person.

By submitting an Application Form, the Applicant under the Offer will be deemed to have:

(a) acknowledged that the Securities have not been, and will not be, registered under the Securities Act, and may not be offered, sold or resold in the United States or for the account or benefit of, a U.S. person except in accordance with an available exemption from registration; and

(b) represented, warranted and agreed as follows:

(i) it is not (A) in the United States or a U.S. person; and (B) is not acting for the account or benefit of a person in the United States (unless, in the case of clause (B) only, it is acting with investment discretion for such person or, if such person is a corporation or partnership, the Applicant or bidder is an employee of such person authorised to make the Application or bid);

(ii) it is not engaged in the business of distributing securities or, *if it is, it agrees that it will not offer, sell or resell in the* United States or to a U.S. person (A) any Securities it acquires pursuant to the Offer at any time or (B) any Securities it acquires other than in the Offer until the end of 40 days after the date on which the Securities are allocated under the Offer provided, however that the foregoing shall not prohibit any sale of Securities in regular way transactions on ASX if neither the seller nor any person acting on its behalf knows, or has reason to know, that the sale has been prearranged with, or that the purchaser is, a person in the United States; and

(iii) if it is entitled to receive any fees or commissions in connection with any purchase of Securities to which the Application or bid relates, it will not directly or indirectly pay or re-allow any portion of such fee or commission to any other person.

Any person who is in the United States, is a U.S. person or does not make the representation and warranty set forth above is not entitled to acquire any Securities pursuant to this Prospectus.

Until 40 days after the commencement of the offer, an offer or sale of the Securities in the United States or to any U.S. person by any dealer (whether or not participating in the Offer) may violate the registration requirements of the Securities Act.

9.14 Consents

Each of the parties (referred to as Consenting Parties), who are named below:

(a) has not made any statement in this Prospectus or any statement on which a statement made in this Prospectus is based, other than as specified in paragraph (d) below;

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Prospectus, other than the reference to its name and/or a statement or report included in this Prospectus with the consent of that Consenting Party;

(c) has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to be named in this Prospectus in the form and context in which it is named; and

(d) in the case of the tax counsel and Ratings Agencies, has given and has not, before the lodgment of this Prospectus with ASIC, withdrawn its written consent to the inclusion of a statement or report by that person in the form and context in which it appears in the Prospectus.

Role	Consenting Parties
Global Coordinator and Lead Manager	UBS Warburg Australia Limited
Legal Adviser	Mallesons Stephen Jaques
Auditors	Ernst & Young
Co-managers	Deutsche Securities Australia Limited ABN AMRO Morgans Limited Bell Potter Securities Limited Commonwealth Securities Limited JBWere Limited Macquarie Equity Capital Markets Limited Merrill Lynch Equities (Australia) Limited Salomon Smith Barney Australia Securities Pty Limited UBS Warburg Private Clients Limited
Tax Counsel	PricewaterhouseCoopers Securities Ltd
Ratings Agencies	Moody's Investors Service Pty Limited Standard & Poor's (Australia) Pty Limited

9.15 Interests of advisers

The following disclosures of interests and fees are made in relation to advisers' roles in connection with the Issuer and the Offer.

Ernst & Young has acted as the auditors for AMP and its controlled entities, and performed professional services to assist management in its due diligence enquiries on financial matters. AMP estimates that it will pay approximately A$165,000 (excluding disbursements and GST) to Ernst & Young. Further amounts may be paid to Ernst & Young in accordance with its normal time-based charges.

Mallesons Stephen Jaques has acted as legal adviser to AMP and the Issuer in relation to the Offer and has performed work in relation to preparing the due diligence and verification programme, and performing due diligence required on legal matters. In respect of this work, AMP estimates that it will pay approximately A$900,000 (excluding disbursements and GST) to Mallesons Stephen Jaques to 25 September 2002. Further amounts may be paid to Mallesons Stephen Jaques in accordance with its normal time-based charges.

UBS Warburg Australia Limited has acted as the Global Coordinator and Lead Manager of the Offer, in respect of which it will receive fees (see Section 9.12).

ABN AMRO Morgans Limited, Bell Potter Securities Limited, Commonwealth Securities Limited, Deutsche Securities Australia Limited, JBWere Limited, Macquarie Equity Capital Markets Limited, Merrill Lynch Equities (Australia) Limited, Salomon Smith Barney Australia Securities Pty Limited and UBS Warburg Private Clients Limited will act as Co-managers of the Offer. The Lead Manager will be responsible for fees payable to the Co-managers, which will be 1.75% of the aggregate Face Value of all of the RPS allocated to that Co-manager as a participant in the Bookbuild.

PricewaterhouseCoopers Securities Ltd has acted as tax counsel to AMP and the Issuer in relation to the Offer and has performed work in relation to the due diligence and verification programme and prepared the Taxation Letter included in Section 8 in this Prospectus. In respect of this work, AMP estimates that it will pay approximately A$160,000 (excluding disbursements and GST) to PricewaterhouseCoopers Securities Ltd. Further amounts may be paid to PricewaterhouseCoopers in accordance with its normal time-based charges.

Except as set out above:
- no person named in this Prospectus as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Prospectus;
- nor the Lead Manager to the Offer;

holds at the time of lodgment of this Prospectus with ASIC, or has held in the two years before lodgment of this Prospectus with ASIC, any interest in:
- the formation or promotion of AMP or the Trust; or
- the Offer; or
- any property acquired, or proposed to be acquired, by AMP or the Trust in connection with the formation or promotion of AMP or the Trust, or with the Offer,

nor has anyone paid or agreed to pay or given or agreed to give any benefit to such persons in connection with the formation or promotion of AMP or the Trust or with the Offer.

9.16 Directors' interests

Except as set out below, no director or proposed director of AMP or the Issuer has, or has had in the two years before lodgment of this Prospectus with ASIC, any interest in:
- the formation or promotion of AMP or the Trust; or
- the Offer; or
- any property acquired, or proposed to be acquired, by AMP or the Trust in connection with the formation or promotion of AMP or the Trust, or with the Offer.

Except as set out below, no amount (whether in cash or shares or otherwise) has been paid or agreed to be paid, nor has any benefit been given or agreed to be given, to any director or proposed director of AMP or the Issuer, either to induce them to become, or to qualify them as, a director or otherwise for services provided by them in connection with the formation or promotion of AMP or the Trust or with the Offer.

The tables below set out any interest in the Trust, Ordinary Shares and other AMP securities held by directors of AMP and the Issuer.

AMP Limited Directors' Interests as at 25 September 2002

Director	Trust	Ordinary Shares	Options over Ordinary Shares	Rights to Ordinary Shares	AMP Income Securities
Stan Wallis	Nil	26,000	Nil	Nil	Nil
Sir Malcolm Bates	Nil	5,000	Nil	Nil	Nil
Patricia Cross	Nil	10,000	Nil	Nil	Nil
Richard Grellman	Nil	7,500	Nil	Nil	Nil
Lord Killearn	Nil	12,623	Nil	Nil	Nil
Paul Mazoudier	Nil	2,600	Nil	Nil	Nil
Ian Renard	Nil	5,085	Nil	Nil	50
Peter Willcox	Nil	12,000	Nil	Nil	500

AMP Henderson Global Investors Limited Directors' Interests as at 25 September 2002

Director	Trust	Ordinary Shares	Options over Ordinary Shares	AMP Income Securities
Stephen Dunne	Nil	525	107,500	Nil
Christian Jago	Nil	1,442	43,000	Nil
Rob Morrison	Nil	771	99,500	Nil
Mark O'Brien	Nil	3,631	93,000	Nil
Mervyn Peacock	Nil	5,780	135,000	Nil
Jack Ritch	Nil	788	192,000	Nil

9.17 Directors of AMP and the Issuer

AMP Limited directors
Stan Wallis AC (Chairman)
Sir Malcolm Bates
Patricia Cross
Richard Grellman
Lord Killearn
Paul Mazoudier
Ian Renard
Peter Willcox

AMP Henderson Global Investors Limited directors
Jack Ritch (Managing Director)
Stephen Dunne
Christian Jago
Rob Morrison
Mark O'Brien
Mervyn Peacock

9.18 ASX waivers

The Issuer and AMP have sought waivers or confirmations from ASX in respect of the following Listing Rules (LR):

- LR 1.1, Condition 5 to the extent necessary to permit the issue of RPS with a right of Conversion, which is only exercisable in the specified circumstances set out in the RPS Terms;
- LR 1.3.5(a) in respect of the Trust;
- LR 2.1, Condition 2 to the extent necessary to permit AMP and the Issuer to have a combined issue price for the RPS and the Options on the basis that RPS and the Options are treated as one security and that security has an issue price of at least 20 Australian cents;
- LR 6.5 and 6.6 to the extent necessary to permit the unpaid Preference Shares issued to the Trust not to comply with the LRs until on Exchange they become fully paid and vested with voting, distribution and return of capital rights;
- LR 6.10, which will not apply to the change of the Distribution and frequency and timing of the Distribution Payment Dates (among other terms) on a Reset Date;
- LR 6.12 to the extent necessary to permit Conversion, Exchange or Redemption in accordance with the Trust Constitution;
- LR 7.1 to the extent necessary to permit AMP, in calculating the number of Ordinary Shares it may issue on a Conversion of RPS or on a conversion of Preference Shares, to notionally Convert RPS and convert Preference Shares at the market price of Ordinary Shares at the date of issue of RPS or Preference Shares (as the case may be);
- LR 10.1, which will not apply to AMP's transactions with the Trust and to permit the Trust to transfer a 'substantial asset' of the Trust without the Ordinary Unitholder's approval in certain circumstances on condition that any RPS Holder is given full details of the proposed transactions;
- LR 11.1.2 and 11.1.3, which will not apply if the Trust disposes of its main undertaking by Conversion, Exchange or Redemption;
- LR 11.2 to the extent necessary to permit the Trust to dispose of its main undertaking by Converting, Exchanging or Redeeming RPS without Ordinary Unitholder approval, on condition that the arrangements are fully disclosed in the Prospectus ;
- LR 10.11, which will not apply to the issue of RPS to directors of the Issuer, and fund managers and responsible entities of managed investment schemes which are controlled by AMP;
- LR 10.11 to the extent necessary to permit the issue of the following without shareholder approval: RPS worth up to either 0.02% of the Offer per Director or 0.2% of the Offer shared amongst all the Directors and Ordinary Shares to the Directors on Conversion.

9.19 ASIC relief

Applications for declarations, modifications and exemptions from the application of provisions of the Corporations Act have been made by AMP and/or the Issuer and have been granted by ASIC or are expected to be granted in relation to the following matters:

- a modification under section 741(1) to permit the on-sale of Preference Shares by the Issuer to RPS Holders on Exchange within 12 months of their issue by AMP;
- a modification under section 601QA(1)(b) to permit that the procedures for making and dealing with a withdrawal request set out in the Trust Constitution in respect of Redemption, Conversion and Exchange are the only withdrawal procedures to be followed;
- a modification under section 741(1) to permit a single bank account to be used for the deposit of Application moneys for RPS and Options;
- a declaration under section 741(1) to permit AMP and the Issuer to lodge this Prospectus with ASIC without the inclusion of the Distribution Rate (as determined by the Initial Margin and the Market Rate) and to include the Distribution Rate in the printed copy of the Prospectus; and
- an exemption under section 741(1) to exempt AMP and the Issuer from the application of section 724 if the listing of the Trust and the admission to quotation of the RPS on the NZSE do not occur in the anticipated time frame.

An exemption under section 259C(2) has previously been granted to permit RPS to be held by certain AMP entities (including statutory funds and managed investment schemes controlled by AMP entities) on certain conditions.

In addition, application for a modification under section 655A of the Corporations Act has been made to ASIC to permit the Issuer to acquire a temporary relevant interest in the RPS as a result of the Issuer exercising its rights to resell the RPS to a third party on a Conversion initiated by the RPS Holder.

9.20 Consents to lodgment

Each director of the Issuer and AMP has given, and not withdrawn, their consent to the lodgment of this Prospectus with ASIC.

Jack Ritch
Managing Director
AMP Henderson Global
Investors Limited

Stan Wallis
Chairman
AMP Limited

Appendix A RPS Terms

1 Face Value

These are the terms on which each RPS will be issued in consideration of the payment of the Face Value. The face value of each RPS will be $100 ('**Face Value**').

2 Distributions

2.1 Distributions

Subject to these terms, the Holder on the relevant Record Date of each RPS is entitled to receive on each relevant Distribution Payment Date a distribution ('**Distribution**') calculated in accordance with the following formula:

$$\text{Distribution} = \frac{\text{Distribution Rate x Face Value x N}}{365}$$

where:

Distribution Rate is:

(a) for the period to the first Reset Date, the aggregate of the Market Rate prevailing as at the Issue Date and a margin of [ ]% ('**Initial Margin**') expressed as a percentage per annum; and

(b) for the period between succeeding Reset Dates, the aggregate of the Market Rate and the Margin expressed as a percentage per annum, each as determined by the Parent in accordance with clause 6; and

N is the number of days from (and including) the Issue Date or the preceding Distribution Payment Date (whichever is the later) until (but not including) the relevant Distribution Payment Date.

2.2 Payment of Distribution

The payment of a Distribution is subject to:

(a) the Liquidation Limitations not preventing that Distribution being paid;

(b) no appointment of an administrator or a liquidator to the Parent nor the making of an order or passing of an effective resolution for the winding-up of the Parent;

(c) Retained Profits being positive;

(d) such payment not resulting in the Capital Adequacy Ratio of the Parent Group (on a consolidated basis) not complying with APRA's guidelines as they are applied to the Parent Group at the time;

(e) the amount of the Distribution not exceeding Distributable Profits;

(f) the Directors of the Parent in their sole discretion having resolved that the Distribution not be paid, where the Directors of the Parent have not declared a dividend on the Ordinary Shares at any time in the 12 months which immediately precedes the Distribution, and the Parent having notified the Issuer of such resolution; or

(g) APRA not otherwise objecting to the payment of the Distribution.

The Parent must notify the Issuer if, at any time, it becomes aware that all or any part of a Distribution cannot be paid because of any provision of this clause 2.2.

Notwithstanding the foregoing, if the Directors of the Parent, at their discretion and with the consent of APRA, have resolved that Optional Distributions are to be paid and the Parent has notified the Issuer of such resolution, the Issuer must pay those Optional Distributions, subject to the Liquidation Limitations.

2.3 Non-cumulative Distributions

If and to the extent that all or any part of a Distribution is not paid because of any provision of clause 2.2:

(a) the Trust and the Issuer have no liability to pay such Distribution and, notwithstanding the ability for an Optional Distribution to be paid, the Holder has no claim or entitlement in respect of such non-payment; and

(b) any income derived by the Trust in respect of a relevant Distribution Period and not subsequently distributed to Holders prior to the end of the relevant financial year will be distributed to the Ordinary Unitholder unless a Liquidation Limitation exists.

2.4 Calculation of Distributions

All calculations of Distributions will be rounded to four decimal places. For the purposes of making any payment of a Distribution in respect of a Holder's aggregate holding of RPS, any fraction of a cent will be disregarded.

2.5 Distribution Payment Dates

Subject to this clause 2, Distributions will be payable on an RPS in arrears on:

(a) 24 April 2003 and thereafter semi-annually on each 24th day of October and April, (or in the case of a change in the terms of the RPS pursuant to clause 6.1(c) in accordance with such change), until the RPS are Converted, Exchanged, redeemed or cancelled; and

(b) the Exchange Date; and

(c) in relation to the RPS being Converted on that date, each Conversion Date; and

(d) the Redemption Date.

2.6 Record Dates

A Distribution is only payable to those persons registered as Holders on the Record Date for that Distribution. An Optional Distribution is only payable to those persons registered as Holders on the Record Date in respect of the Optional Distribution.

2.7 Deductions

The Issuer must deduct from any Distribution or other amount payable to a Holder the amount of any withholding or other tax, duty or levy required by any law, treaty, regulation or official administrative pronouncement to be deducted in respect of such amount. If any such deduction has been made and the amount of the deduction accounted for by the Issuer to the relevant revenue authority and the balance of the amount payable has been paid to the Holder concerned, then the full amount payable to such Holder shall be deemed to have been duly paid and satisfied by the Issuer.

The Issuer shall pay the full amount required to be deducted to the relevant revenue authority within the time allowed for such payment without incurring penalty under the applicable law or otherwise and shall, if required by any Holder, deliver to that Holder a copy of the

relevant receipt issued by the revenue authority without unreasonable delay after the original receipt is received by the Issuer.

2.8 Restrictions in case of non-payment

If, for any reason, a Distribution has not been paid in full, the Parent must not:

(a) declare or pay a dividend or make any distribution on any of its outstanding share capital other than share capital that by its terms of issue is expressed to rank in priority for participation in profits to the Preference Shares (or, if the Preference Shares have not yet been issued, to any class of share capital of the Parent outstanding as at the Issue Date); or

(b) redeem, reduce, cancel or acquire for any consideration any of its outstanding share capital,

unless:

(c) two consecutive semi-annual Distributions stated to be payable on the RPS thereafter have been paid in full (or the number of Distributions for an equivalent period if the frequency of payment is other than semi-annually); or

(d) an optional distribution ('**Optional Distribution**') has been paid to the Holders equal to the unpaid amount (if any) of the two immediately preceding semi-annual Distributions prior to the date of payment of the Optional Distribution (or the number of Distributions for an equivalent period if the frequency of payment is other than semi-annually); or

(e) all RPS have been Converted, Exchanged, redeemed or cancelled; or

(f) a Special Resolution of Holders has been passed approving such action,

and APRA does not otherwise object to such payment, distribution, Conversion, Exchange, redemption, reduction or acquisition.

2.9 Optional Distribution funded by issue of Ordinary Shares

If and to the extent that all or any part of a Distribution is not paid because of any of the provisions of clauses 2.2(b)–(g) inclusive, then subject to the consent of APRA and the Liquidation Limitations:

(a) the Directors of the Parent may:

  (i) issue such number of Ordinary Shares as are required by this clause 2.9 to a third party broker;

  (ii) procure that that third party broker sells those Ordinary Shares on market; and

  (iii) as consideration for clauses 2.8(a) and (b) not applying, pay an amount equal to the proceeds of such sale less any brokerage and other costs incurred by the Parent in relation to such sale ('**Net Proceeds**') to the Issuer for payment to the Holders as an Optional Distribution, such payment to be made on the date such Optional Distribution is to be paid to the Holders; and

(b) upon receipt, the Issuer must immediately apply the amount equal to the Net Proceeds in making such Optional Distribution.

The number of Ordinary Shares required by this clause 2.9 is such number which when sold in accordance with paragraph (a)(ii) will result in the Net Proceeds being not less than the unpaid amount of the two immediately preceding semi-annual Distributions prior to the date of payment of the Optional Distribution (or the number of Distributions for an equivalent period if the frequency of payment is other than semi-annually).

This clause does not limit the means by which an Optional Distribution may be made or funded.

3 Conversion

3.1 Conversion by the Holder

(a) Subject to the option in paragraph (f), a Holder may require the Issuer to Convert all or some of its RPS into Ordinary Shares in the circumstances set out in paragraphs (b), (c) and (d) by giving a notice to the Issuer in compliance with clause 3.5.

(b) A Holder may require the Issuer to Convert its RPS into Ordinary Shares by notice given at least 35 ASX Business Days (but no more than three months) before a Reset Date. In that event, the Conversion Date is the Reset Date immediately following the giving of the notice.

(c) A Holder may require the Issuer to Convert its RPS into Ordinary Shares at any time, provided that if notice is given under this paragraph (c):

  (i) the Conversion Date is the last ASX Business Day of the second month following the month in which the Holder's notice is received by the Issuer; and

  (ii) for the purposes of clause 3.3, the Conversion Ratio will equal the Minimum Conversion Number.

(d) If a Conversion Event occurs, a Holder may require the Issuer to Convert its RPS into Ordinary Shares by notice given at any time after the Conversion Event occurs, but no later than 20 ASX Business Days after the publication of notice of the occurrence of the Conversion Event under paragraph (g). In that event, the Conversion Date will be:

  (i) the last ASX Business Day of the second month following the month in which the Holder's notice is received by the Issuer; or

  (ii) in the case of an Acquisition Event, the last ASX Business Day of the second week following the week in which the Holder's notice is received by the Issuer.

(e) To be valid, a notice under this clause 3.1 must indicate under which paragraph of this clause 3.1 the Holder is giving notice.

(f) If a Holder gives notice under paragraphs (b), (c) or (d) (other than in the case of an Acquisition Event) and subject to compliance with the Corporations Act, if the Directors of the Parent resolve that a third party should be procured to purchase the RPS in accordance with this clause 3.1(f) and the Parent has notified the Issuer of such resolution, then the Issuer must:

  (i) no later than 21 ASX Business Days prior to the relevant Conversion Date, notify the Holder that it intends to procure that a third party purchases the RPS rather than Convert the RPS;

  (ii) procure that a third party purchases the RPS in respect of which the notice under paragraphs (b), (c) or (d) was given for a price equal to the greater of:

    (A) the VWAP during the relevant Reference Period multiplied by the Minimum Conversion Number; and

    (B) the Face Value of the RPS; and

  (iii) send the proceeds to the Holder within five ASX Business Days following the day which would have otherwise been the relevant Conversion Date.

(g) The Issuer must notify Holders of the occurrence of a Conversion Event by publishing a notice in The Australian Financial Review or any other daily financial newspaper in Australia of national circulation which specifies the particular Conversion Event, as soon as practicable after becoming aware of the applicable event.

(h) The Parent must notify the Issuer as soon as practicable after becoming aware of the occurrence of a Conversion Event.

(i) Once a Holder has given a notice under paragraphs (b), (c) or (d), that Holder must not deal with, transfer or dispose of or otherwise encumber the RPS the subject of the notice.

(j) If a Holder wishes to Convert some (but not all) of the RPS held by it, the Holder may only do so in respect of RPS having:
(i) an aggregate minimum Face Value of $1,000; and
(ii) a maximum aggregate Face Value equal to that Holder's entire holding less $1,000.

3.2 Conversion by the Issuer

(a) If the Directors of the Parent resolve that Conversion should occur in accordance with this clause 3.2 and the Parent has notified the Issuer of such resolution, the Issuer must Convert all (but not some only) of the RPS by giving notice to Holders:
(i) at least 30 ASX Business Days (but not more than six calendar months) before a Reset Date; or
(ii) at any time, if a Regulatory Event or a Tax Event occurs; or
(iii) sent not later than five ASX Business Days after the Issuer has published a notice under clause 3.1(g) in relation to an Acquisition Event; or
(iv) at any time, if a Holder Event occurs; or
(v) at any time, if the aggregate Face Value of all outstanding RPS is less than $100,000,000.

The Conversion Date will be the date specified in the notice, but the Conversion Date:
(A) in the case of paragraph (i), must be the Reset Date;
(B) in the case of paragraphs (ii) and (v), must be at least 30 ASX Business Days after the date of the notice, provided that in the case of the Regulatory Event referred to in paragraph (c) of the definition of Regulatory Event, the Conversion Date must be at least 45 ASX Business Days after the date of the notice; and
(C) in the case of paragraphs (iii) and (iv), must be no earlier than the last ASX Business Day of the week following the date of the notice.

(b) If, at any time, the condition precedent in clause 4.1 has not been satisfied, the Issuer must Convert all (but not some only) of the RPS by giving notice to Holders in the circumstances in which Exchange would otherwise be required under clause 4.2(a). The Conversion Date will be the date specified in the notice, but must be no earlier than the last ASX Business Day of the week following the date of the notice.

3.3 Ordinary Shares to be issued

(a) Upon Conversion, each RPS will entitle the Holder to be allotted a number of Ordinary Shares equal to the conversion ratio, where, subject to clause 3.1(c)(ii) and to paragraph (b), the conversion ratio is an amount calculated in accordance with the following formula ('**Conversion Ratio**'):

$$\text{Conversion Ratio} = \frac{\text{Face Value}}{\text{VWAP} - [\text{CD} \times \text{VWAP}]}$$

where:

CD means, subject to clause 6, the Conversion discount of 2.5% or, in the case of Conversion pursuant to clause 3.2(a)(ii) as a result of the occurrence of the event described in paragraph (c) of the definition of Regulatory Event, 4.0% ('**Conversion Discount**'); and

VWAP means the VWAP during the relevant Reference Period.

(b) The Conversion Ratio shall not be less than the Minimum Conversion Number nor greater than the Maximum Conversion Number, where:

Minimum Conversion Number means:
(i) as at the Issue Date, 5.1282; and
(ii) thereafter, and subject to clauses 6.1 and 6.2, the number determined in accordance with clauses 3.6 to 3.12 inclusive as those clauses apply from time to time, so long as successive applications of these clauses, if any, will be based upon the Minimum Conversion Number applying immediately prior to the application of the relevant clause (referred to in clauses 3.7 to 3.9 inclusive as CN_o); and

Maximum Conversion Number means:
(i) as at the date the RPS are issued, 100; and
(ii) thereafter, the number determined in accordance with clauses 6.1 and 6.2.

(c) Where the total number of additional Ordinary Shares to be allotted on Conversion to a Holder includes a fraction, that number will be rounded down to the next whole number.

3.4 Conversion mechanics

On the relevant Conversion Date for the Conversion of RPS into Ordinary Shares:

(a) the Issuer will transfer to the Parent such proportion of the Assets of the Trust at that time as the Face Value of the RPS to be Converted bears to the aggregate Face Value of all RPS outstanding on the relevant Conversion Date. Any Preference Shares to be transferred will be redeemed for nil consideration and cancelled by the Parent;
(b) as part consideration for that transfer, the Parent will pay to the Issuer on the Conversion Date the greater of:
(i) accrued and unpaid interest on such proportion of the Assets of the Trust; and
(ii) the amount required by the Issuer to pay a Distribution in respect of the RPS being Converted on the Conversion Date;
(c) the Parent will issue to the Holder the number of Ordinary Shares calculated in accordance with clause 3.3. Those Ordinary Shares will rank equally with all other fully paid Ordinary Shares then on issue and the Parent will issue a statement that the Holder of those Ordinary Shares holds shares so ranking; and
(d) in consideration of the matters set out in this clause 3.4, the RPS will be redeemed in accordance with the Constitution and all other rights or restrictions conferred on that RPS under these terms will no longer have effect (except for rights relating to a Distribution which is due, but has not been paid, on or before the Conversion Date which will subsist).

The allotment of Ordinary Shares and the redemption of the RPS in accordance with this clause 3.4 is, for the purposes of these terms, together termed '**Conversion**'.

3.5 Conversion notices

(a) Any notice given by the Parent, the Issuer or a Holder under this clause 3 is irrevocable. The Issuer must immediately notify the Parent of the receipt of any such notice received from a Holder.
(b) A notice given by a Holder must be accompanied by evidence of title reasonably acceptable to the Issuer for the RPS being Converted and is not taken to be a valid notice unless and until such evidence is received by the Issuer.
(c) A form of notice which may be used by Holders must be made available by the Issuer upon request.
(d) If the Issuer has received from a Holder a valid Conversion notice under clause 3.1(c) in respect of all of that Holder's RPS, any Conversion notice subsequently issued by the Issuer under clause 3.2 will not apply to that Holder's RPS.
(e) If the Issuer has issued to a Holder a valid Conversion notice under clause 3.2 in respect of all of that Holder's RPS or a valid notice of redemption under clause 5, any Conversion notice given

by that Holder under clause 3.1(b) or clause 3.1(d) which is subsequently received by the Issuer will not be valid.

(f) Where the Issuer has received from a Holder a valid Conversion notice under clause 3.1 in respect of some only of that Holder's RPS, any Conversion notice subsequently issued by the Issuer under clause 3.2, or any notice of redemption subsequently issued by the Issuer, to that Holder will apply to those RPS held by that Holder which were not the subject of the Conversion notice received by the Issuer from that Holder.

(g) For the purposes of paragraph (f), the Issuer may apply such adjustments, if any, as the Issuer reasonably considers necessary to reflect the fact that the relevant notice will apply to a lesser holding of RPS.

(h) If the Issuer receives a Conversion notice from a Holder under clause 3.1 at the same time as the Issuer issues a Conversion notice under clause 3.2 or a notice of redemption under clause 5, the notice issued by the Issuer will be treated as having been issued prior to the time the Conversion notice from the Holder was received.

(i) A notice is taken to be issued by the Issuer for the purposes of this clause 3.5 when it is mailed in a prepaid envelope to an address or sent to a fax number permitted by the Constitution, irrespective of when it is actually received by the Holder. This paragraph (i) does not limit the means by which the Issuer may serve notices upon a Holder.

3.6 Adjustment to VWAP

For the purposes of calculating the VWAP in the formula in clause 3.3:

(a) where, on some or all of the ASX Business Days in the Reference Period, Ordinary Shares have been quoted on ASX as *cum* dividend or *cum* any other distribution or entitlement (*Ex* Date) and the RPS will Convert into Ordinary Shares after the date those Ordinary Shares no longer carry that entitlement, then the VWAP on the ASX Business Days on which those Ordinary Shares have been quoted *cum* dividend, *cum* other distribution or *cum* entitlement shall be reduced by an amount (*Cum* Value) equal to:

  (i) (in case of a dividend or other distribution), the amount of that dividend or other distribution including, if the dividend or other distribution is franked, the amount that would be included in the assessable income of a recipient of the dividend or other distribution who is a resident of Australia and a natural person under the Tax Act;

  (ii) (in the case of any other entitlement which is traded on ASX on any of those ASX Business Days), the volume weighted average price of all such entitlements sold on ASX during the Reference Period on the ASX Business Days on which those entitlements were traded; or

  (iii) (in the case of any other entitlement not traded on ASX during the Reference Period), the value of the entitlement as reasonably determined by the Directors of the Parent; and

(b) where, on some or all of the ASX Business Days in the Reference Period, Ordinary Shares have been quoted *ex* dividend, *ex* other distribution or *ex* entitlement, and the RPS will Convert into Ordinary Shares which would be entitled to receive the relevant dividend, other distribution or entitlement, the VWAP on the ASX Business Days on which those Ordinary Shares have been quoted ex dividend, *ex* other distribution or *ex* entitlement shall be increased by the *Cum* Value.

3.7 Adjustments for bonus and rights issues

(a) Subject to paragraphs (b) and (c) below, if the Parent makes a pro rata bonus issue, or a rights issue, of Ordinary Shares to holders of Ordinary Shares generally, the Minimum Conversion Number shall be adjusted immediately in accordance with the following formula:

$$CN = CN_o \times P \times \left[\frac{(RD + RN)}{(RD \times P) + (RN \times A)} \right]$$

where:

CN means the Minimum Conversion Number applying immediately after the application of this formula as provided for in clause 3.3;

CN_o means the Minimum Conversion Number applying immediately prior to the application of this formula as provided for in clause 3.3;

P means the VWAP during the period from the first ASX Business Day after the announcement of the bonus issue or rights issue to ASX up to and including the last ASX Business Day of trading *cum* bonus issue or *cum* rights issue as applicable;

RD means the number of Ordinary Shares on issue immediately prior to the allotment of new Ordinary Shares pursuant to the bonus issue or the rights issue;

RN means the number of Ordinary Shares issued pursuant to the bonus issue or the rights issue; and

A means the subscription or unit price per Ordinary Share for the rights issue and is zero in the case of a bonus issue.

(b) No adjustment to the Minimum Conversion Number shall occur if A exceeds P.

(c) Paragraph (a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top-up plan or a dividend reinvestment plan.

3.8 Adjustments for off-market buy-backs

(a) Subject to paragraph (b) below, if the Parent undertakes an off-market buy-back of Ordinary Shares, the Minimum Conversion Number shall be adjusted immediately in accordance with the following formula:

$$CN = CN_o \times P \times \left[\frac{(BD - BN)}{(BD \times P) - (BN \times A)} \right]$$

where:

CN means the Minimum Conversion Number applying immediately after the application of this formula as provided for in clause 3.3;

CN_o means the Minimum Conversion Number applying immediately prior to the application of this formula as provided for in clause 3.3;

P means the VWAP during the 20 ASX Business Days prior to the announcement of the buy-back;

BD means the number of Ordinary Shares on issue immediately prior to the buy-back;

BN means the number of Ordinary Shares bought back; and

A means the buy-back price per Ordinary Share.

(b) No adjustment to the Minimum Conversion Number shall occur if P exceeds A.

3.9 Adjustment for return of capital or Capital Distribution

If the Parent makes a return of capital or there is a Capital Distribution to holders of Ordinary Shares (other than by way of a share buy-back), the Minimum Conversion Number shall be adjusted in accordance with the following formula:

$$CN = CN_o \times \left[\frac{P}{(P - C)} \right]$$

where:

CN means the Minimum Conversion Number applying immediately after the application of this formula as provided for in clause 3.3;

CN_0 means the Minimum Conversion Number applying immediately prior to the application of this formula as provided for in clause 3.3;

P means the VWAP during the period from the first ASX Business Day after the announcement of the return of capital to ASX up to and including the last ASX Business Day of trading *cum* the return of capital; and

C means:

(a) with respect to a return of capital, the amount of the cash and/or the value (as reasonably determined by the Directors of the Parent) of any other property distributed to holders of Ordinary Shares per Ordinary Share (or such lesser amount so that the difference between P and C is greater than zero); and

(b) with respect to a Capital Distribution, the amount of such Capital Distribution.

3.10 Adjustment for capital reconstruction

If at any time the Ordinary Shares are reconstructed, consolidated, divided or reclassified (other than by way of a bonus issue, which is dealt with under clause 3.7) into a lesser or greater number of securities, the RPS must, in accordance with the ASX Listing Rules (as they apply to the Issuer), be reconstructed, consolidated, divided or reclassified by the Issuer on the same basis and the Face Value (for the purpose of calculating the Distributions on the RPS and the Conversion Ratio in clause 3.3) shall be adjusted by the Issuer in such manner as the Parent determines is appropriate and notifies to the Issuer.

3.11 Adjustment to the Conversion Ratio for an Acquisition Event

In the case of Conversion under clause 3.1(d) or clause 3.2(a)(iii) in relation to an Acquisition Event, the formula in clause 3.3 will be used and the denominator of the formula in clause 3.3 will be the lesser of:

(a) 97.5% of the amount calculated as follows ('**Offer Price**'):

(i) in the case of an off-market bid (as defined in the Corporations Act) or a scheme of arrangement under Part 5.1 of the Corporations Act:

(A) the cash consideration offered (as at the date when the Conversion notice is given) in respect of each Ordinary Share under the bid or scheme of arrangement; plus

(B) if the consideration offered for each Ordinary Share includes any amount which is not cash, the value of the non-cash consideration as determined by an independent expert appointed by the Parent (who shall act as an expert) proposed at the time of announcement of the scheme of arrangement or, in the case of a bid, at the date of the announcement or, if the non-cash consideration has been increased after the announcement, the date of the most recent increase prior to the date when the Conversion notice is given; or

(ii) in the case of a market bid, the cash price offered under the bid as at the time when the Conversion notice is given; and

(b) the VWAP over the 20 ASX Business Days immediately preceding the announcement of the takeover bid or the scheme of arrangement plus 75% of the amount calculated by subtracting that VWAP from the Offer Price.

3.12 Discretion in adjustment of Conversion mechanism

Where:

(a) any of the adjustment provisions set out in clauses 3.6 to 3.11 inclusive or the number of Ordinary Shares to be allotted on Conversion of the RPS, is not, in the reasonable opinion of the Parent, appropriate in any particular circumstances (including for the reason that more than one adjustment provision applies to a particular occurrence); or

(b) the Parent makes a distribution other than by way of dividend in the ordinary course of business or makes a pro rata offer to holders of Ordinary Shares to subscribe for, or purchase, securities in any company other than the Parent in a way which does not, in the reasonable opinion of the Parent, result in an appropriate adjustment to the Minimum Conversion Number; or

(c) any other event occurs in relation to the Parent that may have a diluting or concentrative effect on the value of the Ordinary Shares, and the Parent determines that any such occurrence would, in the reasonable opinion of the Parent, affect the relative values of the RPS and the Ordinary Shares,

the Parent may:

(i) make such alterations to the Minimum Conversion Number or the Conversion Discount as the Parent reasonably considers appropriate or necessary to maintain that relativity; or

(ii) extend an entitlement to the Holders to participate in such distribution or pro rata offer based upon the number of Ordinary Shares to which those Holders would have been entitled if their RPS had been Converted on a date nominated by the Parent and adapting the formula in clause 3.3 as the Parent reasonably considers appropriate to maintain the relativity.

The Parent will notify the Issuer of any alteration or entitlement extended to Holders made by it pursuant to this clause 3.12.

4 Exchange

4.1 Condition to Exchange

The operation of this clause 4 is subject to the condition precedent that the Parent has issued the Preference Shares and that the Assets of the Trust include the same number of unpaid issued Preference Shares as the number of RPS on issue. Upon that condition precedent being fulfilled, the terms of this clause 4 will have immediate effect.

4.2 Exchange by the Issuer

(a) The Issuer must Exchange all of the RPS by giving notice to Holders:

(i) if APRA so directs; or

(ii) if:

(A) there is an appointment of an administrator or a liquidator to the Parent or an order is made or an effective resolution is passed for the winding-up of the Parent;

(B) Retained Profits are negative;

(C) APRA determines in writing that the Capital Adequacy Ratio of the Parent Group does not comply with APRA's guidelines as they are applied to the Parent Group at the time; or

(D) APRA issues a written directive requiring the Parent to increase its capital.

The Exchange Date will be the date specified in the notice, but must be no earlier than the last ASX Business Day of the week following the date of the notice; and

(b) If at any time following a Regulatory Event or a Tax Event, the Directors of the Parent resolve that Exchange should occur and the Parent has notified the Issuer of such resolution, the Issuer must Exchange all (but not some) of the RPS by giving notice to Holders.

The Exchange Date will be the date specified in the notice, but must be at least 30 ASX Business Days after the date of the notice.

4.3 Exchange mechanics

On the Exchange Date, the Issuer will transfer to each Holder for nil consideration the same number of unpaid Preference Shares as the number of RPS held by that Holder. At the same time, the Parent will pay to the Issuer the amount required by the Issuer to pay a Distribution on the Exchange Date.

At that time:

(a) the Parent will make a call on the Preference Shares for the full issue price of each Preference Share;

(b) each Holder will be deemed to have irrevocably and unconditionally instructed the Issuer to, and the Issuer will, transfer to the Parent the remaining Assets of the Trust;

(c) in consideration for that transfer, the Preference Shares will be credited as paid in full; and

(d) in consideration of the matters set out in this clause 4.3, the RPS will be redeemed in accordance with the Constitution and all other rights or restrictions conferred on that RPS under these terms will no longer have effect (except for rights relating to a Distribution which is due, but has not been paid, on or before the Exchange Date which will subsist),

provided that if, in its sole discretion, the Parent so determines and notifies the Issuer, the steps set out in paragraphs (a) – (d) (except the Preference Shares are to be retained by the Issuer as Assets of the Trust pending their transfer to the Holders) will occur immediately prior to the transfer of the Preference Shares to the Holders, in which case the Issuer will transfer to each Holder the same number of fully paid Preference Shares as the number of RPS held by that Holder.

The transfer of Preference Shares and the redemption of the RPS in accordance with this clause 4.3 is, for the purposes of these terms of issue, together termed '**Exchange**'.

4.4 Exchange notices

(a) Any notice given by the Issuer under this clause 4 is irrevocable.

(b) If the Issuer has issued to a Holder a valid Exchange notice under clause 4.2 in respect of all of that Holder's RPS, any Conversion notice given by that Holder under clause 3.1 which is subsequently received by the Issuer prior to the Exchange Date, will prevail.

(c) If the Issuer has issued to a Holder a valid Exchange notice under clause 4.2, any subsequent or simultaneous Conversion notice issued by the Issuer prior to the Exchange Date will be treated as having been issued prior to the time the Exchange notice from the Issuer was issued. In such circumstances, no Exchange shall be required.

(d) A notice is taken to be issued by the Issuer for the purposes of this clause 4.4 when it is mailed in a prepaid envelope to an address or sent to a fax number permitted by the Constitution, irrespective of when it is actually received by the Holder. This paragraph (d) does not limit the means by which the Issuer may serve notices upon the Holder.

5 Redemption

(a) Subject to APRA's consent, if the Directors of the Parent resolve that redemption should occur in accordance with this clause 5 and the Parent has notified the Issuer of such resolution, the Issuer must redeem all (but not some) of the outstanding RPS for an amount per RPS equal to the greater of:

(i) the Face Value; and

(ii) the Minimum Conversion Number multiplied by the VWAP during the relevant Reference Period,

by giving notice to Holders. Redemption can only occur:

(iii) following the occurrence of a Regulatory Event or a Tax Event; or

(iv) if the aggregate Face Value of all outstanding RPS is less than $100,000,000.

(b) The Redemption Date will be the date specified in the notice, but must be at least 12 ASX Business Days after the date of the notice.

(c) Any notice given by the Parent or the Issuer under this clause 5 is irrevocable.

(d) On the Redemption Date, the RPS will be redeemed by the Issuer for the consideration specified above paid to the Holder and all other rights or restrictions conferred on that RPS under these terms will no longer have effect (except for rights relating to a Distribution which is due, but has not been paid, on or before the Redemption Date, which will subsist).

6 Reset provisions

6.1 Reset of Distribution and Conversion provisions

Subject to clauses 6.2 and 6.3, if any RPS is outstanding at a Reset Date, the Parent may change any or all the following terms:

(a) the next Reset Date (which must be at least 12 months after the immediately preceding Reset Date);

(b) the Margin;

(c) the frequency and timing of the Distribution Payment Dates;

(d) the Conversion Discount;

(e) the Minimum Conversion Number and the Maximum Conversion Number; and

(f) the circumstances where a payment on Ordinary Shares will be treated as a Capital Distribution which results in an adjustment pursuant to clause 3.9 to protect Holders.

These new terms will apply from (and including) the relevant Reset Date until (but excluding) the next Reset Date, if any, on which the new terms are subsequently varied. Any change made by the Parent under this clause 6.1 must be notified to the Issuer and the Holders in accordance with clause 6.3 ('**Reset Notice**').

6.2 APRA restrictions on reset provisions

Unless otherwise approved by APRA, any change specified in the Reset Notice will be subject to the following:

(a) the next Reset Date must be five years from the immediately preceding Reset Date;

(b) where a Reset Date occurs on a day prior to the last day of the Initial Period, the Parent cannot, in respect of that Reset Date, increase the Margin from the Initial Margin, but the Issuer may decrease the Margin, provided that the decreased Margin does not exceed the rate calculated in accordance with the formula set out in paragraph (c)(iii) below;

(c) any variation in the Distribution Rate as specified in the Reset Notice will be calculated in accordance with the following formula:

Distribution Rate = (Market Rate + Margin)

where:

Margin expressed as a percentage per annum, does not exceed the Initial Margin for the Initial Period and after the Initial Period is a rate determined by the Parent provided that it does not exceed the least of:

(i) the Margin that applied on the previous Reset Date plus 100 basis points;

(ii) the Initial Margin plus 100 basis points; and

(iii) the Initial Margin x $\left[\frac{(FR - FRG)}{(FP - FPG)} \right]$

where:

FP is the fair market value yield on Bloomberg Page FMCS for 'A' rated five-year corporate AUD securities (or any page which replaces that page) on the Issue Date;

FPG is the fair market value yield on Bloomberg Page FMCS for Australian government five-year AUD securities (or any page which replaces that page) on the Issue Date;

FR is the fair market value yield on Bloomberg Page FMCS for 'A' rated five-year corporate AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

FRG is the fair market value yield on Bloomberg Page FMCS for Australian government five-year AUD securities (or any page which replaces that page) on the relevant Reset Notice Date;

(d) the Margin applying until the next Reset Date shall remain the same as the Margin which applied prior to the immediately preceding Reset Date if the Guarantor's unsecured, unsubordinated long-term credit rating as assigned by Standard & Poor's (Australia) Pty Limited at the relevant Reset Date is lower than 'A-' (or its equivalent by another rating agency approved by APRA);

(e) the Conversion Discount will be equal to the initial Conversion Discount;

(f) any variation in the Maximum Conversion Number as specified in the Reset Notice will be a decrease from the previously applicable Maximum Conversion Number;

(g) any variation in the Minimum Conversion Number as specified in the Reset Notice will be calculated in accordance with the following formula:

$$NMCN = \left[\frac{\text{Face Value}}{(1 + CP) \times VWAP} \right]$$

where:

NMCN means new Minimum Conversion Number;

CP means the Conversion premium of 75%; and

VWAP has the meaning given to it in clause 3.3 as if the Reset Date were the relevant Conversion Date,

as long as the Minimum Conversion Number is at all times less than or equal to the Maximum Conversion Number; and

(h) a change in the definition of Capital Distribution can only be made so long as:

(i) the relevant amount for that Capital Distribution in respect of a calendar year in which the Reset Date occurs is equal to the higher of the annual dividends paid on an Ordinary Share for the previous two calendar years plus 20% (unless APRA objects to that amount); and

(ii) the relevant amount for that Capital Distribution for subsequent calendar years is equal to the number determined pursuant to paragraph (i) above as increased by 20% per annum on a compound basis.

For the avoidance of doubt, APRA may from time to time waive any or all of the restrictions in this clause 6.2, in which event the Parent may vary the terms as contemplated under clause 6.1.

6.3 Notification

(a) For a change made under clause 6.1 to be effective, the Parent must notify the Issuer of the change, and the Issuer must send a Reset Notice to all Holders no later than 50 ASX Business Days immediately preceding the relevant Reset Date ('**Reset Notice Date**').

(b) If the Parent does not notify the Issuer of the change or the Issuer does not send a Reset Notice, the terms applying as at the relevant Reset Date will continue and the next Reset Date will be such that the period to the next Reset Date is the same as the period that has passed from the immediately preceding Reset Date until the relevant Reset Date.

7 RPS general rights

7.1 Entitlement to capital

Subject to the Constitution, each RPS confers an undivided beneficial interest in the Assets of the Trust.

7.2 Ranking

RPS rank equally amongst themselves in all respects.

7.3 No set-off

Any amount due to a Holder in respect of the RPS may not be set off against any claims by the Issuer on the Holder. Any amount due to the Issuer in respect of the RPS may not be set off against any claims by the Holder on the Issuer.

7.4 Notifications to be final

All notifications, opinions, determinations, certificates, calculations, quotations and decisions given, expressed, made or obtained by the Issuer, the Parent or the Directors of the Parent for the purposes of these terms will (in the absence of negligence, wilful default, bad faith or manifest error) be binding on the Issuer and all Holders.

7.5 Liquidation Limitations

(a) If an order is made or an effective resolution is passed for the winding-up of the Parent, then the Holders will automatically cease to be entitled to receive any further Distributions, except that if RPS have not been Converted, Exchanged or redeemed, each Holder will be entitled to receive out of any actual cash available to the Issuer for distribution from the Trust an amount determined by reference to the Percentage Liquidation Return which would be payable to holders of the Preference Shares if the Preference Shares were fully paid (or, if the Preference Shares have not been, or cannot be, issued, payable to holders of a class of preferred shares as described in the definition of Percentage Liquidation Return).

(b) If an order is made or an effective resolution is passed for the winding-up of the Parent and the Issuer receives payments of interest, principal or other amounts in respect of the Assets of the Trust, then the Issuer must invest such moneys in an interest-bearing account maintained with an Australian ADI (as defined in the Corporations Act) until the amount (if any) to be distributed to the Holders is determined. Any amount remaining after the distribution of such amount to the Holders is to be distributed to the Ordinary Unitholder.

(c) If an order is made or an effective resolution is passed for the winding-up of the Parent, the liability of the Issuer in respect of the RPS is limited to the lesser of the nominal amount of that

liability as determined in accordance with paragraph (a) and the aggregate amount of actual cash available to the Issuer for distribution from the Trust. Each Holder waives all claims it may have against the Issuer under, or in connection with, the RPS in respect of which the Issuer is not liable under the preceding paragraphs. Accordingly, no Holder (or any person entitled to be subrogated to the rights of any Holder) shall:

(i) apply for a judgment or take any proceedings for the obtaining of a judgment for the payment of money or damages by the Issuer or the Trust;
(ii) apply to wind-up, or take any proceedings for the winding-up of, the Issuer or the Trust;
(iii) levy or enforce any distress or other execution or take any proceedings for the levying of or enforcement of any distress or other execution upon or against any property of the Issuer or the Trust;
(iv) appoint a receiver or apply to have a receiver or an administrator appointed to the Issuer or the Trust by any court or to take any proceedings for the appointment of a receiver by a court to any of the assets of the Issuer or the Trust or any proceedings for the appointment of an administrator to the Issuer or the Trust;
(v) exercise or seek to exercise or take any proceedings for the exercising of any right of set-off or counterclaim against the Issuer or the Trust; or
(vi) issue any demand under section 459E(1) of the Corporations Act (or any analogous provision under any other law) against the Issuer or the Trust,

and each Holder (and each person so entitled) waives its rights in respect of those applications and proceedings. This is a fundamental condition of each RPS, and no right of a Holder exists other than together with the rights of the Issuer consequent upon the Holder being precluded from taking any such action.

7.6 Participation in new issues

The RPS will confer no rights on its Holder to subscribe for new securities of the Parent or to participate in any bonus issues of the Parent.

7.7 Consent to become a member of the Parent

Each Holder irrevocably and unconditionally consents to become a member of the Parent and agrees to be bound by the constitution of the Parent.

7.8 Restrictions on other issues

Until the date on which all RPS have been Converted, Exchanged, redeemed or cancelled, the Parent must not, without approval of a Special Resolution of Holders, issue any class of shares to investors which are not members of the Parent Group ranking in priority to the Preference Shares or permit the conversion of any existing shares to shares ranking in priority to the Preference Shares, but the Directors of the Parent are at all times authorised to issue further securities ranking equally with or after the RPS or the Preference Shares, as the case may be.

7.9 Payments to New Zealand Holders

The Issuer may pay a Holder whose registered address is in New Zealand the New Zealand dollar equivalent of the amount of any Distribution, Optional Distribution or other amount due and payable to Holders under these terms which equivalent amount must be determined by the Issuer by reference to exchange rates quoted by leading banks in Sydney two Business Days prior to the relevant payment date and approved by the Parent.

8 Voting rights

Holders will be entitled to receive notice of any general meeting of the Parent and a copy of every circular and like document sent out by the Parent to holders of Ordinary Shares.

Holders will not be entitled to vote at any general meeting of the Parent. In some circumstances (for example, if the Parent were to be a party to a scheme of arrangement), Holders may be entitled to attend and vote at meetings of creditors or a specified class of creditor of the Parent.

9 Listing

(a) The Issuer must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation of the RPS on ASX.
(b) The Parent must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation on each Conversion Date of the Ordinary Shares issued under clause 3.3 on each of the stock exchanges on which the other Ordinary Shares are quoted on that Conversion Date.
(c) The Parent must use all reasonable endeavours and furnish all such documents, information and undertakings as may be reasonably necessary in order to procure quotation of the Preference Shares transferred, or to be transferred, to Holders under clause 4.3 on ASX on or about the Exchange Date.

10 Amendments to the terms

10.1 Amendments without Holder approval

Subject to the Corporations Act, the Constitution and all other applicable laws, the Issuer may with the approval of the Parent and without the authority, assent or approval of Holders, amend or add to these terms if such amendment or addition is, in the opinion of the Issuer:

(a) of a formal, minor or technical nature;
(b) made to correct a manifest error or reflect a change in law; or
(c) not likely (taken as a whole and in conjunction with all other modifications, if any, to be made contemporaneously with that modification) to be materially prejudicial to the interests of the Holders.

10.2 Ordinary Unitholder consent required

The Ordinary Unitholder is entitled to require, by giving notice to the Issuer, that the consent of the Ordinary Unitholder be obtained before any variation is made to the rights attaching to RPS under these terms and, if notice is given, those rights may only be varied if such consent has first been obtained.

10.3 APRA's consent required

Any amendment or addition to these terms whether pursuant to Clause 10.1, the Constitution or otherwise is subject to APRA's prior approval. Such approval is in addition to any consent required from the Ordinary Unitholder.

11 Interpretation

(a) Unless otherwise specified in these terms, notices may be given by the Issuer to a Holder in the manner prescribed by the Constitution for the giving of notices to unitholders of the Trust, and the relevant provisions of the Constitution apply with all necessary modification to notices to Holders.

(b) Unless otherwise specified, a reference to a clause or a paragraph is a reference to a clause or a paragraph of these terms of issue.
(c) If a calculation is required under these terms of issue, unless the contrary intention is expressed, the calculation will be rounded to four decimal places.
(d) Definitions and interpretation under the Constitution will also apply to these terms of issue.
(e) These terms of issue will be governed by the laws which govern the Constitution.
(f) A reference to a statute, ordinance, code or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them.
(g) If an event under these terms must occur on a stipulated day which is not a Business Day, then the stipulated day will be taken to be the next Business Day.
(h) The right of a Holder or the Issuer to Convert, Exchange or redeem RPS is subject to all applicable laws.
(i) The following expressions shall have the following meanings:

Acquisition Event means:
(a) a takeover bid (as defined in the Corporations Act) is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:
 (i) the bidder has at any time during the offer period, a relevant interest in more than 50% of the Ordinary Shares on issue; or
 (ii) the Directors of the Parent issue a statement recommending acceptance of the offer; or
(b) a court orders the holding of meetings to approve a scheme of arrangement under Part 5.1 of the Corporations Act which scheme would result in a person having a relevant interest in more than 50% of the Ordinary Shares that will be on issue after the scheme is implemented.

APRA means the Australian Prudential Regulation Authority (ABN 79 635 582 658).

Assets of the Trust means all the property, rights and income of the Trust (but not application money or property in respect of which RPS have not been issued, proceeds of redemption which have not yet been paid or any amount to which a Holder has a vested and indefeasible interest) including without limitation:
(a) any Preference Shares issued by the Parent and held by the Issuer; and
(b) perpetual subordinated notes held by the Issuer and issued on or about the Issue Date by AMP (UK) Finance Services plc and guaranteed on a subordinated basis by the Guarantor pursuant to a debt securities programme established by, among others, AMP (UK) Finance Services plc and the Guarantor and having the terms described in the Prospectus.

ASX means Australian Stock Exchange Limited (ABN 98 008 624 691).

ASX Business Day means a day declared by ASX pursuant to the ASX Listing Rules to be a business day.

ASX Business Rules means the business rules of ASX from time to time with any modification or waivers in their application to the Issuer which ASX may grant.

ASX Listing Rules means the listing rules of ASX from time to time with any modification or waivers in their application to the Issuer which ASX may grant.

AUD, A$** and **$ means Australian dollars.

Business Day means a day (other than a Saturday or Sunday) on which banks are open for general banking business in Sydney.

Capital Adequacy Ratio means at any time the ratio so described by APRA.

Capital Distribution is the amount by which the sum of all dividends per Ordinary Share (grossed up to account for franking) paid by the Parent in respect of a calendar year exceeds the relevant amount shown below for that calendar year:

Calendar Year ending	Relevant Amount
31 December 2002	$0.56
31 December 2003	$0.67
31 December 2004	$0.81
31 December 2005	$0.97
31 December 2006	$1.16
31 December 2007	$1.39

Constitution means the constitution of the Trust.

Conversion has the meaning given to it in clause 3.4, and cognate expressions have the corresponding meaning.

Conversion Date means, in respect of an RPS, such date determined in accordance with clause 3.1 or clause 3.2 on which that RPS is to be Converted into Ordinary Shares in accordance with these terms.

Conversion Discount has the meaning given to it in clause 3.3 and following a Reset Date, as otherwise specified in a Reset Notice given under clause 6.3.

Conversion Event means the occurrence of any of the following events:
(a) a Distribution in respect of a Distribution Period is not paid in full by the ASX Business Day which is 20 ASX Business Days after the relevant Distribution Payment Date, including where non-payment is due to the operation of clause 2.2;
(b) the Issuer, the Parent or the Guarantor resolves in general meeting to be wound up;
(c) a provisional liquidator is appointed to the Issuer, the Parent or the Guarantor;
(d) a court makes an order to wind-up the Issuer, the Trust, the Parent or the Guarantor (other than to effect a solvent reconstruction);
(e) an administrator of the Issuer, the Parent or the Guarantor is appointed;
(f) the Issuer, the Parent or the Guarantor executes a deed of company arrangement;
(g) an Acquisition Event;
(h) the Ordinary Shares or the RPS are suspended from trading on ASX for more than 20 consecutive ASX Business Days; or
(i) the Parent announces to ASX an intention to sell all or substantially all of its business undertaking or assets (other than to effect a solvent reconstruction or where, after the sale, the Parent will retain a beneficial or economic interest in at least 50% of the business undertaking or assets sold).

Conversion Ratio means the ratio determined pursuant to clause 3.3, as adjusted by clauses 3.6 to 3.12 inclusive.

Convert means to redeem RPS in consideration for the allotment of Ordinary Shares in accordance with clause 3.

Corporations Act means Corporations Act 2001 (Cwlth).

Directors of the Parent means some or all of the directors of the

Parent acting as a board.

Distributable Profits means an amount calculated in accordance with the following formula:
A – B
where:
A means the consolidated net profit after tax attributable to shareholders, as shown in the accounts of the Parent for the immediately preceding two six monthly financial periods; and
B means the aggregate amount of dividends, distributions or other amounts paid or declared by the Parent Group in the current six monthly financial period and the previous six monthly financial period for all instruments which are treated as Tier 1 regulatory capital under APRA guidelines (excluding any Distributions pursuant to these terms and any other distributions, dividends and other amounts paid or declared in respect of such instruments and, in any such case, included in the calculation of consolidated net profit after tax attributable to shareholders within the meaning of A).

Distribution has the meaning given in clause 2.1.

Distribution Payment Date means each date on which a Distribution is payable in accordance with clause 2.5, including as varied under clause 6, whether or not a Distribution is paid on that date.

Distribution Period means in respect of a RPS:
(a) the period from (and including) the Issue Date until (but not including) the first Distribution Payment Date; and
(b) thereafter, the period from (and including) each Distribution Payment Date until (but not including) the day of the first to occur of:
(i) the next Distribution Payment Date; or
(ii) the Conversion Date of that RPS; or
(iii) the Exchange Date; or
(iv) the Redemption Date.

Distribution Rate has the meaning given in clause 2.1.

Exchange has the meaning given to it in clause 4.3 and cognate expressions have the corresponding meaning.

Exchange Date means such date determined in accordance with clause 4.2 on which the RPS are to be Exchanged into Preference Shares in accordance with these terms.

Face Value has the meaning given in clause 1.

Guarantor means AMP Group Holdings Limited (ABN 88 079 804 676).

Holder means a Holder (as defined in the Constitution) of RPS.

Holder Event means the Holders seek to pass a Resolution to:
(a) wind-up the Trust;
(b) alter the nature of the permitted investments of the Trust; or
(c) remove the Issuer as responsible entity of the Trust and replace it with a new responsible entity that is not a wholly owned Subsidiary of the Parent.

Initial Margin *means the margin specified as such in paragraph (a)* of the definition of Distribution Rate in clause 2.1.

Initial Period means the period from the Issue Date until the date falling 10 years after the Issue Date.

Issue Date means the date on which the RPS are issued.

Issuer means AMP Henderson Global Investors Limited (ABN 59 001 777 591) as responsible entity of the Trust. However, if an order is made or an effective resolution is passed for the winding-up of the then responsible entity of the Trust, a substitute responsible entity (being a company authorised to act as a responsible entity under the Corporations Act) must be appointed as the new responsible entity of the Trust and references to the 'Issuer' are to be read and construed as references to that new responsible entity in its capacity as responsible entity of the Trust.

Liquidation Limitations means the limitations set out in clause 7.5.

Margin means the Initial Margin and following a Reset Date, such margin as determined in accordance with clause 6.

Market Rate (expressed as a percentage per annum), for the period prior to the first Reset Date, means the rate calculated as the average of the mid-points of the quoted average swap reference rates for the period between the relevant Reset Dates at three predetermined times on Reuters page CMBE (or any page which replaces that page):
(a) on the Issue Date; and
(b) thereafter that rate calculated on the relevant Reset Date in the same manner as it was determined on the Issue Date according to the then prevailing market conditions and specified in a Reset Notice issued under clause 6.3.

Maximum Conversion Number has the meaning given to it in clause 3.3(b).

Minimum Conversion Number has the meaning given to it in clause 3.3(b).

Net Proceeds has the meaning given in clause 2.9(a)(iii).

Offer Price has the meaning given to it in clause 3.11(a).

Optional Distribution has the meaning given in clause 2.8(d).

Ordinary Share means an ordinary fully paid share in the capital of the Parent.

Ordinary Unitholder means the holder of the ordinary unit of the Trust.

Parent means AMP Limited (ABN 49 079 354 519).

Parent Group means the Parent and each of its Subsidiaries which, as a group, APRA supervises and prescribes minimum capital adequacy requirements.

Payment Limitations means limitations (not including the Liquidation Limitations) as specified in clause 2.2.

Percentage Liquidation Return means the percentage of the face value of a Preference Share (or, if the Preference Shares have not been, or cannot be, issued, a share in a class of preferred shares which ranks in priority as to the payment of a liquidation dividend of $100 per share senior to all outstanding share capital of the Parent having an aggregate fully paid issue price equal to the aggregate Face Value of the outstanding RPS and which comprises a number of preferred shares equal to the number of the outstanding RPS) which would be payable to a holder of a fully paid Preference Share (or a holder of such preferred shares) on a winding-up of the Parent.

Preference Share means a preference share in the capital of the Parent having the terms of issue summarised in the Prospectus.

Prospectus means the prospectus lodged by the Issuer and the Parent with the Australian Securities and Investments Commission in connection with, among other things, the offering of the RPS for issue.

Record Date means, for a payment of:
(a) a Distribution on:
  (i) the scheduled payment dates determined in accordance with clause 2.5(a); or
  (ii) the Exchange Date; or
  (iii) the Conversion Date following notice under clauses 3.2(a)(i), (ii) or (v); or
  (iv) the Redemption Date,
  the date which is 11 ASX Business Days before the Distribution Payment Date for that Distribution;
(b) a Distribution on the Conversion Date following notice under clauses 3.1(b), (c) or (d) or 3.2(a) (iii) or (iv), the date on which notice is given; and
(c) an Optional Distribution, the date prior to its date of payment that is determined by the Issuer,
or such other date as may be required by ASX from time to time.

Redemption Date means such date specified in clause 5 on which the RPS are to be redeemed in accordance with these terms.

Reference Period means the period of 20 ASX Business Days on which trading in the Ordinary Shares took place immediately preceding:
(a) if the Issuer receives a Conversion notice following a suspension of trading of Ordinary Shares, the first day the Ordinary Shares are suspended; or
(b) for the purposes of clause 5, the Redemption Date; or
(c) in the case of an Acquisition Event, the announcement of the takeover bid or scheme of arrangement; or
(d) in all other cases, the relevant Conversion Date.

Regulatory Event means:
(a) the receipt by the Issuer or the Parent of advice from a reputable legal counsel that, as a result of any amendment to, clarification of, or change (including any announcement of a prospective change) in, any law or regulation thereunder affecting securities laws of Australia, or the ASX Listing Rules, or any official administrative pronouncement or action or judicial decision interpreting or applying such laws or regulations, which amendment, clarification or change is effective or pronouncement, action or decision is announced on or after the Issue Date, additional requirements would be imposed on the Issuer or the Parent, which the Issuer or the Parent determines, at their sole discretion, to be unacceptable; or
(b) the determination by the Parent that there is a material risk that the Parent Group is not or will not be entitled to treat all of the RPS as Tier 1 regulatory capital under APRA guidelines; or
(c) the condition precedent in clause 4.1 is not satisfied by the date five ASX Business Days after the date of the first annual general meeting of the Parent held after the Issue Date and the consequent determination by APRA that the Parent Group is not entitled to treat all of the RPS as Tier 1 regulatory capital under APRA guidelines.

Reset Date is 24 October 2007 for the first Reset Date and thereafter, the date as specified in a Reset Notice issued under clause 6.3.

Reset Notice has the meaning given in clause 6.1.

Reset Notice Date has the meaning given in clause 6.3(a).

Resolution has the same meaning as in the Constitution.

Retained Profits means shareholder retained profits as shown in the most recent audited consolidated financial statements of the Parent.

RPS means a fixed rate subordinated guaranteed non-cumulative reset preferred unit in the Trust having the rights, powers and privileges set out in the Constitution and these terms of issue.

Special Resolution means a Resolution passed at a meeting of Holders where the required majority is 75%.

Subsidiary of an entity means another entity which is a subsidiary of the first within the meaning of Part 1.2 Division 6 of the Corporations Act or is a subsidiary of or otherwise controlled by the first within the meaning of any approved accounting standard.

Tax Act means the Income Tax Assessment Act 1936 (Cwlth) or the Income Tax Assessment Act 1997 (Cwlth) as the case may be.

Tax Event means the receipt by the Issuer or the Parent of an opinion from a reputable legal counsel or other tax adviser, experienced in such matters to the effect that, as a result of:
(a) any amendment to, clarification of, or change (including any announced prospective change) in, the laws or treaties (or any regulations thereunder) of any jurisdiction or any political subdivision or taxing authority thereof or therein affecting taxation;
(b) any judicial decision, official administrative pronouncement, published or private ruling, regulatory procedure, notice or announcement (including any notice or announcement of intent to adopt such procedures or regulations) ('**Administrative Action**'); or
(c) any amendment to, clarification of, or change in, the pronouncement that provides for a position with respect to an Administrative Action that differs from the theretofore generally accepted position, in each case, by any legislative body, court, governmental authority or regulatory body, irrespective of the manner in which such amendment, clarification, change or Administrative Action is made known,
which amendment, clarification, change or Administrative Action is effective or such pronouncement or decision is announced on or after the Issue Date, there is more than an insubstantial risk that the Issuer, the Guarantor, the Parent or AMP (UK) Finance Services plc would be exposed to more than a de minimus increase in its costs in relation to RPS, or the perpetual subordinated notes held by the Issuer and issued on or about the Issue Date by AMP (UK) Finance Services plc or any other instrument that operates to service the distributions on the RPS, as a result of increased taxes, duties or other governmental charges or civil liabilities.

Trust means the AMP Reset Preferred Securities Trust established by the Constitution.

VWAP is, subject to any adjustments under clause 3.6, the average of the daily volume weighted average sale prices (rounded to the nearest full cent) of Ordinary Shares sold on ASX during the relevant period or on the relevant days, but does not include any transaction defined in the ASX Business Rules as 'special', crossings prior to the commencement of normal trading, crossings during the after-hours adjust phase, or any overseas trades or trades pursuant to the exercise of options over Ordinary Shares.

Appendix B Glossary

The following words and expressions have the meaning given when used in this Prospectus.
Other words and expressions defined in the RPS Terms are occasionally used in other parts of this Prospectus.
See clause 11 of the RPS Terms for these other defined words and expressions.

Term	Definition
Acquisition Event	the meaning given to that term in the RPS Terms
Administrator	AMP Services Limited (ABN 50 081 143 786)
AMP	AMP Limited (ABN 49 079 354 519) and, if the context so requires, includes its controlled entities
AMP Constitution	the constitution of AMP as amended from time to time
AMP Group	AMP and its controlled entities
AMP Income Securities	the AMP Income Securities issued by AMP Group Finance Services Limited pursuant to a prospectus dated 7 October 1999, which are guaranteed on a subordinated basis by the Guarantor
AMP UK	AMP (UK) Finance Services plc
Applicant	a person who submits an Application Form pursuant to this Prospectus
Application	an application pursuant to this Prospectus by using an Application Form to apply for a specified number of RPS
Application Form	each form accompanying this Prospectus, including electronic Application Forms offered by the Lead Manager, Co-managers or other Participating Brokers, upon which an offer to subscribe for RPS may be made
APRA	Australian Prudential Regulation Authority (ABN 79 635 582 658)
ASIC	Australian Securities and Investments Commission
ASX	Australian Stock Exchange Limited (ABN 98 008 624 691)
ASX Business Day	the meaning given to that term in the RPS Terms
Board	all or some of the Directors acting as a board
Bookbuild	the process through which institutional investors and Participating Brokers are invited to bid for RPS in relation to the Offer. The outcome of this process is the determination of the Initial Margin for the Offer
Business Day	the meaning given to that term in the RPS Terms
CHESS	Clearing House Electronic Subregister System operated by an associate of ASX
Closing Date	the last date on which Application Forms will be accepted, expected to be 5.00pm on 18 October 2002[1]
Co-manager	either individually or collectively ABN AMRO Morgans Limited (ABN 79 010 669 726), Bell Potter Securities Limited (ABN 25 006 390 772), Commonwealth Securities Limited (ABN 60 067 254 399), Deutsche Securities Australia Limited (ABN 65 003 204 368), JBWere Limited (ABN 21 006 797 897), Macquarie Equity Capital Markets Limited (ABN 41 002 574 923), Merrill Lynch Equities (Australia) Limited (ABN 65 006 276 795), Salomon Smith Barney Australia Securities Pty Limited (ABN 64 003 114 832) and UBS Warburg Private Clients Ltd (ABN 50 005 311 937)
Controllable Expenses	controllable expenses include management and project expenses, and exclude variable distribution expenses, investment management fees, goodwill amortisation and interest on corporate debt. AMP Banking controllable expenses also exclude provision for bad and doubtful debts as well as certain acquisition costs
Conversion Date	the meaning given to that term in the RPS Terms
Conversion Discount	2.5% until reset in accordance with the RPS Terms, except for a certain Regulatory Event, in which case it is 4.0% (see Section 2.18)
Conversion Event	the meaning given to that term in the RPS Terms
Conversion Ratio	the ratio used to determine the number of Ordinary Shares issued on Conversion in accordance with the RPS Terms
Convert, Converted or Conversion	the conversion of RPS into Ordinary Shares in accordance with the RPS Terms
Corporations Act	Corporations Act 2001 (Cwlth)
Cost-to-income Ratio	calculated as Controllable Expenses divided by gross margin. The gross margin excludes non-recurring items, and includes Normalised Investment Income for each business unit
Deed of Indemnity	the deed of indemnity entered into between the Issuer, the Guarantor and the Administrator as summarised in Section 9.7
Director	a director of AMP (unless otherwise stated)
Distributable Profits	the meaning given to that term in the RPS Terms
Distribution	the meaning given to that term in the RPS Terms
Distribution Payment Date	the date of the half-yearly payment of Distributions as determined by the RPS Terms

Term	Definition
Distribution Rate	the meaning given to that term in the RPS Terms
Dividends	the dividends paid by AMP on Preference Shares (if any) and calculated in accordance with the formula set out in Section 9.6.1
Exchange or **Exchanged**	the exchange of RPS into Preference Shares in accordance with the RPS Terms
Exposure Period	the period from the date of the Original Prospectus to the Opening Date
Face Value	the price payable for each of the RPS under the Offer, being A$100
FSA	United Kingdom Financial Services Authority
FTSE	Financial Times Stock Exchange 100 share index
Global Coordinator	UBS Warburg Australia Ltd (ABN 40 008 582 705)
Guarantee	the deed poll executed by the Guarantor as summarised in Section 9.10
Guarantor	AMP Group Holdings Limited (ABN 88 079 804 676)
Holder Event	the meaning given to that term in the RPS Terms
Initial Margin	the meaning given to that term in the RPS Terms
Investment Statement	the investment statement for the purposes of the Securities Act 1978 (NZ) in respect of the Offer in New Zealand
Issue Date	the date on which RPS are allotted to successful Applicants, expected to be 24 October 2002
Issuer	AMP Henderson Global Investors Limited (ABN 59 001 777 591), the Responsible Entity of the Trust
Lead Manager	UBS Warburg Australia Ltd (ABN 40 008 582 705)
Liquidation Limitations	the meaning given to that term in the RPS Terms
Listing Rules	the Official Listing Rules of ASX and any other rules of ASX which are applicable while AMP is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX
Margin	the Initial Margin and, following a Reset Date, such margin as determined by the Issuer in accordance with the RPS Terms
Market Rate	the average annual swap reference rate determined in accordance with the RPS Terms
Maximum Conversion Number	100 or as reset by the Issuer in accordance with the RPS Terms
Minimum Conversion Number	5.1282 as adjusted in accordance with the RPS Terms or as reset by the Issuer in accordance with the RPS Terms
Moody's	Moody's Investors Service Pty Limited (ABN 61 003 399 657)
MRC	Minimum Regulatory Capital
Normalised Investment Income	an adjustment made to the presentation of investment income to eliminate the impact of market volatility on the underlying performance of business units, investment income on Ordinary Shareholder capital attributed to business units is normalised. The excess or shortfall between the normalised return and the actual investment income is allocated to Corporate Office business unit. Normalised returns are set annually in advance for all major asset classes taking account of expected medium and long-term market trends
NZSE	New Zealand Stock Exchange
Offer	the invitation made by the Issuer and AMP pursuant to this Prospectus for investors to apply for RPS
Offer Period	the time between the Opening Date and the Closing Date'
Opening Date	the date that the exposure period specified in Section 727(3) of the Corporations Act expires, which is expected to be 30 September 2002'
Option	the right or obligation to receive Ordinary Shares or Preference Shares in accordance with the RPS Terms
Optional Distribution	the meaning given to that term in the RPS Terms
Optional Dividends	the optional dividends paid by AMP on Preference Shares (if any) to Preference Share Holders equal to the unpaid amount (if any) of the two immediately preceding Dividends prior to the date of payment of the optional dividends (or equivalent number of Dividends if the frequency of payment is other than half-yearly)
Ordinary Share	a fully-paid ordinary share in the issued capital of AMP

Term	Definition
Ordinary Shareholder	a holder of Ordinary Shares
Ordinary Unitholder	AMP (UK) plc which holds the ordinary unit in the Trust
Original Prospectus	means the prospectus relating to the offer lodged with ASIC on 17 September 2002
Participating Broker	the Lead Manager and any member organisation of ASX or NZSE selected by the Lead Manager
Payment Limitations	those limitations not being Liquidation Limitations defined in clause 2.2 of the RPS Terms
Preference Share Holder	a holder of Preference Shares
Preference Share Terms	the full terms of issue of the Preference Shares as summarised in Section 9.6
Preference Shares	preference shares in AMP pursuant to the summarised terms in Section 9.6
Prospectus	means the Replacement Prospectus lodged with ASIC on 26 September 2002
Redeem, Redeemed or Redemption	the redemption of RPS in accordance with clause 5 of the RPS Terms
Redemption Date	the date specified in any redemption notice given by the Issuer in accordance with the RPS Terms
Regulatory Event	the meaning given to that term in the RPS Terms
Replacement Prospectus	means the replacement prospectus lodged with ASIC on 26 September 2002
Reset Date	24 October 2007 or as reset by the Issuer in accordance with the RPS Terms
Responsible Entity	AMP Henderson Global Investors Limited (ABN 59 001 777 591)
RPS	Reset Preferred Securities, being units in the Trust pursuant to the RPS Terms and including the rights and obligations constituting the Options
RPS Holder	a holder of RPS
RPS Parent Deed Poll	the deed poll of that name executed by AMP as summarised in Section 9.11
RPS Terms	the full terms of issue of RPS set out in Appendix A
SCH	the securities clearing house approved under section 779B of the Corporations Act to operate CHESS
SCH Business Rules	the Business Rules of SCH
Securities	the RPS, the Ordinary Shares issuable upon Conversion of the RPS, the Preference Shares issuable upon Exchange, the Guarantee, the Subordinated Notes and the guarantee of the Subordinated Notes
Securities Act	United States Securities Act of 1933, as amended
Standard & Poor's	Standard & Poor's (Australia) Pty Limited (ABN 62 007 324 852)
Subordinated Notes	perpetual subordinated Australian dollar notes to be issued by AMP UK to the Trust pursuant to a debt securities programme established by, among others, AMP UK and the Guarantor
Tax Event	the meaning given to that term in the RPS Terms
Trust	AMP Reset Preferred Securities Trust (ARSN 102 211 325), a managed investment scheme registered under Chapter 5C of the Corporations Act
Trust Constitution	the constitution of the Trust dated 17 September 2002 as it may be amended from time to time
UBS Warburg	UBS Warburg Australia Ltd (ABN 40 008 582 705)
UKFS	United Kingdom Financial Services
United States	means the United States of America, its territories and possessions, any state of the United States and the District of Columbia
Unitholders	a unitholder in the Trust, being the RPS Holders and the Ordinary Unitholder
U.S. person	the meaning given to that term in Regulation S under the Securities Act
VWAP	the average of the daily volume weighted average sale prices of Ordinary Shares sold on ASX, as defined in the RPS Terms

NOTE: 1 The Issuer has the right, subject to agreement with the Lead Manager, to close the Offer early or to extend the Closing Date without notice.

Corporate directory

Registered Office (AMP and the Issuer)
AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia

AMP Henderson Global Investors Limited
Level 22, 33 Alfred Street
Sydney NSW 2000 Australia

Global Coordinator and Lead Manager
UBS Warburg Australia Limited
Level 25, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Legal advisers to AMP and the Issuer
Mallesons Stephen Jaques
Level 60, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Auditors to AMP
Ernst & Young
321 Kent Street
Sydney NSW 2000 Australia

Tax counsel to AMP and the Issuer
PricewaterhouseCoopers Securities Ltd
Darling Park Tower 2
201 Sussex Street
Sydney NSW 1171 Australia

AMP Securities Registry (Australia)
Reply Paid 5389
Sydney NSW 2001 Australia
or
Level 3, 60 Carrington Street
Sydney NSW 2000 Australia

AMP Securities Registry (New Zealand)
PO Box 91543
Auckland Mail Centre
New Zealand
or
Level 2, 159 Hurstmere Road
Takapuna, North Shore City
New Zealand

Co-managers

Deutsche Securities Australia Limited
Level 18, Grosvenor Place
225 George Street
Sydney NSW 2000 Australia

ABN AMRO Morgans Limited
Level 29, Riverside Centre
123 Eagle Street
Brisbane QLD 4000 Australia

Bell Potter Securities Limited
Level 33, Grosvenor Place
225 George Street
Sydney NSW 2000 Australia

Commonwealth Securities Limited
Level 6, 120 Pitt Street
Sydney NSW 1155 Australia

JBWere Limited
Level 42, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

Macquarie Equity Capital Markets Limited
Level 1
1 Martin Place
Sydney NSW 2000 Australia

Merrill Lynch Equities (Australia) Limited
Level 49, MLC Centre
19–29 Martin Place
Sydney NSW 2000 Australia

Salomon Smith Barney Australia Securities Pty Limited
Level 40, Citigroup Centre
2 Park Street
Sydney NSW 2000 Australia

UBS Warburg Private Clients Limited
Level 27, Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000 Australia

RPS InfoLine

Australia **1300 556 030**

Monday to Friday 8.00am – 7.00pm (Sydney time)

New Zealand **0800 448 062**

Monday to Friday 8.30am – 5.00pm (New Zealand time)

 www.ampgroup.com/rps





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 30 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP intention to open RPS Offer

ANNOUNCEMENT NO.: 129/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

30 September 2002

AMP intention to open RPS Offer

AMP will open the Offer of Reset Preferred Securities (RPS) on Monday 30 September 2002, after a supplementary prospectus has been lodged with ASIC to enable the offer size to be increased.

The RPS annual Distribution Rate will be set at the close of the Offer period, which is expected to be 18 October 2002. The Offer period may be extended or closed early.

For the purpose of the calculation of the annual distribution rate described in the printed prospectus, the initial margin has been set at 2.9 per cent (290 basis points).

Extensive demand during the institutional bookbuild process last week led AMP to increase the size of over-subscriptions from A$250 million to A$400 million. This means AMP Group could raise up to A$1.15 billion.

AMP acting Chief Executive Officer Andrew Mohl said that AMP believed it was important for its retail shareholders to have the opportunity to participate in the RPS Offer.

"For this reason, we have increased the size of the RPS Offer," Mr Mohl said.

"AMP is pleased that the Offer has been so well supported."

Offers of RPS may only be made after the supplementary prospectus is lodged with ASIC and applications will only be accepted on forms accompanying the prospectus, as replaced and supplemented. Applications can also be downloaded from the AMP website.

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053


130



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 30 September 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP Board appoints Chief Executive Officer

ANNOUNCEMENT NO.: 130/02

NOTE - If you do not receive __2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

30 September 2002

AMP Board appoints Chief Executive Officer

The AMP Board has resolved to appoint Andrew Mohl to the position of Managing Director and Chief Executive Officer of the company, effective 7 October 2002.

Mr Mohl has been acting CEO of the Group since Monday 23 September 2002, after Paul Batchelor stood down from the role.

"We have taken advice regarding the availability of suitable candidates in Australia and overseas and decided that an extended international search for a new CEO is not in the best interests of AMP's shareholders, customers and employees," AMP's Chairman Stan Wallis said.

The AMP Board believes that Mr Mohl's outstanding operational achievements in lifting the performance of AMP's Australian and New Zealand financial services businesses in recent years and his previous experience in asset management, banking and prudential regulation make him well qualified to assume the role.

"The Board is confident that all stakeholders will be well served by Andrew's leadership of AMP in this challenging time in the company's history," Mr Wallis said.

Mr Mohl and the Company have signed a letter of Letter of Appointment which envisages that a more detailed contract of employment will be settled and signed in the next few weeks. That contract will include finalised details of the equity component of Mr Mohl's remuneration, which will be subject to shareholder approval at AMP's next annual general meeting in 2003.

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053




131

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	30 September, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **131/02**

SUBJECT : **AMP RPS Supplementary Prospectus**

NOTE - If you do not receive __2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Supplementary Prospectus

AMP LIMITED (ABN 49 079 354 519)
AMP HENDERSON GLOBAL INVESTORS LIMITED (ABN 59 001 777 591)

This one page Supplementary Prospectus relating to the Replacement Prospectus issued by AMP Limited and AMP Henderson Global Investors Limited dated 26 September 2002 in connection with the issue of Reset Preferred Securities (Prospectus).

This Supplementary Prospectus supplements, and should be read together with, the Prospectus. Words and expressions used in this Supplementary Prospectus have the meanings given to them in the Prospectus.

This Supplementary Prospectus is dated 30 September 2002. It was lodged with the Australian Securities and Investments Commission on that day.

New developments
Since the Prospectus was lodged with the Australian Securities and Investments Commission, the level of over-subscriptions the Issuer may accept under the Offer has been increased from A$250 million to A$400 million.

As a result, the maximum amount of funds which may be raised by AMP and the Issuer under the Offer will be A$1,150 million, rather than A$1,000 million. All proceeds raised under the Offer will be used in the manner described in Sections 2.3 and 2.4 of the Prospectus.

As a consequence of the above, each statement in the Prospectus relating to the level of over-subscriptions which may be accepted should be read as a reference to A$400 million and not to A$250 million.

Consent to lodgment
Each director of the Issuer and AMP has given, and not withdrawn, their consent to the lodgment of this Supplementary Prospectus with ASIC. This Supplementary Prospectus has been signed by Phil Mackey, Company Secretary, on behalf of AMP Limited and AMP Henderson Global Investors Limited.

Phil Mackey

Phil Mackey
Company Secretary
AMP Limited
AMP Henderson Global Investors Limited







Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 1 October, 2002

ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **132/02**

SUBJECT : AMP RPS Second Supplementary Prospectus

NOTE - If you do not receive __2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Second Supplementary Prospectus

AMP LIMITED (ABN 49 079 354 519)
AMP HENDERSON GLOBAL INVESTORS LIMITED (ABN 59 001 777 591)

This one page supplementary prospectus (Second Supplementary Prospectus) relates to the Replacement Prospectus issued by AMP Limited and AMP Henderson Global Investors Limited dated 26 September 2002 in connection with the issue of Reset Preferred Securities (Prospectus) and the Supplementary Prospectus dated 30 September 2002 (Supplementary Prospectus).

This Second Supplementary Prospectus supplements, and should be read together with, the Prospectus and the Supplementary Prospectus. Words and expressions used in this Second Supplementary Prospectus have the meanings given to them in the Prospectus.

This Second Supplementary Prospectus is dated 1 October 2002. It was lodged with the Australian Securities and Investments Commission on that day.

New Developments

On 30 September 2002, the AMP board announced that it has resolved to appoint Andrew Mohl to the position of Managing Director and Chief Executive Officer of the company, effective 7 October 2002.

The AMP board took advice regarding the availability of suitable candidates in Australia and overseas and decided that an extended international search for a new Chief Executive Officer was not in the best interests of AMP's shareholders, customers and employees.

Mr Mohl and AMP have signed a letter of appointment which envisages that a more detailed contract of employment will be signed in the next few weeks. That contract will include details of the equity components of Mr Mohl's remuneration, which will be subject to shareholder approval at AMP's next annual general meeting in 2003.

Mr Mohl's interests as a proposed director of AMP as at 1 October 2002 are as follows:

Director	Trust	Ordinary Shares	Options over Ordinary Shares	Rights to Ordinary Shares	AMP Income Securities
Andrew Mohl	Nil	187,043	365,000	Nil	Nil

Consent to lodgment

Each director and proposed director of the Issuer and AMP has given, and not withdrawn, their consent to the lodgment of this Second Supplementary Prospectus with ASIC. This Second Supplementary Prospectus has been signed by Phil Mackey, Company Secretary, on behalf of AMP Limited and AMP Henderson Global Investors Limited.

Phil Mackey

Phil Mackey
Company Secretary
AMP Limited
AMP Henderson Global Investors Limited





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 1 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : CEO presentation to Merrill Lynch conference

ANNOUNCEMENT NO.: 133/02

CEO presentation to Merrill Lynch conference

AMP's Chief Executive Officer, Andrew Mohl, will be presenting to a Merrill Lynch Australasia Conference in New York on Tuesday 1 October 2002 (New York time).

Mr Mohl is holding a series of one-on-one meetings with investors in the US regarding his presentation.

NOTE - If you do not receive _1_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.





03 ... 28 ... 7:21

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 2 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT :
- **Part 1 - AMP focused on improving shareholder returns**
- **Part 2 - Speech notes for Merrill Lynch conference, New York**
- **Part 3 – Presentation slides**

ANNOUNCEMENT NO.: **134/02**

NOTE - If you do not receive __22_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

2 October 2002

AMP focused on improving shareholder returns

AMP's new Chief Executive Officer Andrew Mohl has set out a five point plan for improving AMP's return on equity.

In a presentation to a Merrill Lynch conference in New York on Tuesday 1 October 2002, Mr Mohl said he would do this by concentrating on the Group's core businesses and reducing costs, particularly in its UK Financial Services business.

"In managing the business to achieve a much stronger return on equity, I will be pursuing a five-pronged reform agenda," Mr Mohl said.

"This involves:

- addressing channels and product lines with inadequate returns on capital – our decisions will include exits and closures, as well as transformation programs to rejuvenate low return areas based on cost cutting and capital initiatives;

- closely managing our growth ambitions in the near term outside our main businesses to ensure maximum focus on the areas where our A$14 billion of capital is invested;

- increasing the transparency and quality of AMP's disclosure so that we are regarded as truly outstanding corporate citizens;

- tackling some of the sacred cows and embedded behaviours in our business that inevitably develop in a longstanding company, particularly one with all but four years of its 153 year history as a mutual society; and

- most importantly, leading AMP with passion, commitment and absolute integrity.

"Investors have clearly not been comfortable with the results being achieved by the business relative to the risks being run," Mr Mohl said.

"This has been compounded by a prolonged bear market that has highlighted the leveraged nature of our business to equity markets.

"Overall, at the Group level, return on equity (after smoothing for investment market volatility) is currently around 12 per cent. This is a mediocre return given the quality of assets in the Group and below the average for our international peer group."

In terms of return on invested capital at a business unit level, the Australian Financial Services business is achieving a 15 per cent return and is set to move higher in 2003, reflecting improved capital management.

Henderson Global Investors is around 11 per cent, which includes sizeable goodwill. This represents a solid outcome in current depressed market conditions.

Returns in the UK Financial Services business were down to 9.3 per cent in the first half of 2002. With the allocation of an additional A$1 billion of capital announced recently, this will lower returns further.

"AMP now has around half its capital invested in the UK financial services business and the returns we're getting, after adjusting for risk, are not good enough," Mr Mohl said.

"We need to improve those risk-adjusted returns and that will be our key focus."

Mr Mohl said that overall, an emphasis on running the core businesses harder, true values based leadership, and a passion to deliver quality products and services for customers would lay the foundation for a major turnaround in the fortunes of AMP.

"Our strategy is hardly unique so to be successful, we must execute brilliantly. That's why I am religious in my belief that success in financial services is 10 per cent strategy and 90 per cent execution," he said.

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

Speech notes for Merrill Lynch conference
New York
1 October 2002

Slide 1: Title slide

- Good morning everyone.
- I'm Andrew Mohl and earlier this week I was confirmed as the Managing Director and Chief Executive Officer of AMP.
- I've been with AMP for a little under 6 years and have managed the Australian and NZ operations of both our financial services and asset management businesses. My first role at AMP was in charge of the retail distribution division.
- What I want to do in the next 20 mins is talk to you about AMP and my plans to achieve a major turnaround in this potentially great business.
- Then it'll be over to you to ask questions.
- So let me start by telling you a bit about the company I now have the honour of leading.
- AMP is a wealth management company, with key operations in Australia, New Zealand and the UK. Wealth management is all we do and have done through our 153 year history.
- We have the great privilege of helping about 8 million people around the world save for and enjoy a better life in retirement as well as our original role of giving families protection from unexpected loss of life or physical disability to income earners.
- We operate in an industry with strong long term growth prospects.
- Throughout the industrialised world, communities are growing older and this is changing societies and economies everywhere.
- Over the next 50 years, the number of people over 60 will treble.
- And governments simply can't afford to pay them all a pension. So they are beginning to shift that responsibility back to the individual.

- Of course, the flipside to this picture is increasing government and third party scrutiny – not surprising when you are dealing with peoples' long term savings.

- Strong fund flows and growth also ensure a highly competitive industry with increasing pressure on margins.

- At AMP, we believe we are well placed to capitalise on this global market phenomenon with our expertise in advice-based distribution, pension fund design and administration, investments and a powerful brand in Australasia.

- So, you may well ask, with this heritage and capabilities, why have our shares been trading recently at under $11 or 50% lower than peak 2001 levels?

- To state the obvious, investors have clearly not been comfortable with the returns being achieved by the business relative to the risks being run, compounded by a prolonged bear market that has highlighted the leveraged nature of our business to equity markets.

Slide 2: The week that was

- Having flown in from a week in London on Sunday, let me make a couple of comments about what has been happening with AMP recently.

- Last week was a tumultuous week – for all of us at AMP, and me in particular.

- As you can see by the list on the slide, we've had to do more in the past seven days than most companies manage in seven months.

- Further, this last week was preceded by an extended period of speculation and uncertainty, which has also been reflected in our share price.

- We've basically had two key problems.

- One has been the impact of incredibly tough markets on our businesses, including our capital position. We, like most businesses with insurance operations in the UK, have been hurt by the severe bear market conditions that have nearly halved average share prices since the peak.

- Our other problem has been caused by how we have communicated the impact of these markets on our UK business and the actions we are taking to address it, in particular, the minimum regulatory capital position of the Pearl with-profits fund.

- One of my key priorities is improving the level of confidence in AMP of our customers, our shareholders, our planners and our employees.

- AMP has to meet the highest standards in its communications given its status in the investment and wider community.

- The series of statements made by AMP in the past week have already demonstrated this resolve and my senior management team and I are passionate about continuing this standard of disclosure in all our communications.

- Our communications will be clear, simple and to the point.

- For the business, my primary focus will be on driving up the returns from invested capital and shareholder equity.

Slide 3: ROIC

- The chart shows return on invested capital for our three major businesses. This return includes, in baseline capital, all goodwill on acquisitions and in returns, all non-recurring gains or losses. The impact of gearing is reflected only in the Group return on equity.

- Our underlying philosophy is that if the businesses can average returns of at least 1.5 times the cost of capital or 13 to15% return on capital, then Group return on equity can approach or even exceed 18% with the benefits of gearing

- Looking at the portfolio, Australian Financial Services is now achieving a 15% return and is set to move higher in 2003 with improved capital management.

- Our asset manager, Henderson Global Investors, is around 11% including sizeable goodwill. This is lower than we would like but solid in the face of the third year of bear markets.

- Returns in UK Financial Services have been steadily falling and were down to 9.3% in 1H 02. This was before the allocation of an additional $1b of capital which will lower returns further.

- AMP now has around half its capital invested in the UK financial services businesses and the returns they're getting, after adjusting for risk, are just not good enough.

- We need to improve those risk-adjusted returns and that will be our key focus.

- Finally, AMP International which is not shown in the chart, has just under 10% of the Group's capital invested in AMP Banking and a number of Asian and European ventures and is generating little net return at present.

- Overall, at the Group level, return on equity on a normalised basis, that is, after smoothing the effects of volatile investment markets, is around 12% currently, down from FY 00 and FY 01 levels. This is a mediocre return given the quality of assets in the Group and below the average in our international peer group.

- The impacts of weak investment markets have lowered ROE on an actual basis to just 7% this year. Markets, of course, go up and down, so the return on equity on a normalised basis is the superior indicator.

Slide 4: Costs

- As a wealth management group, our revenues are strongly leveraged to global equity markets, and there's very little sign of improvement in these markets at the moment.

- This means that one of our priorities has to be controlling our costs.

- As this slide demonstrates, we've got quite a solid record on cost management.

- But I think we can do more.

- We've taken about $160m out of the cost base of Australian Financial Services over the past 3 years where the cost to income ratio is down to 41%.

- We've kept tight control over Henderson's cost base and managed to push its cost to income ratio down towards best practice levels, despite a marked decline in revenues as markets has fallen.

- And we're in the early stages of a £100 million cost reduction programme in UKFS which is progressing to plan with a cost ratio under 60% for the first time in 1H 02.

- Clearly, it's the UK where we've got great potential for taking out costs and where I'll be looking particularly hard to make more savings.

- Now that's been a quick helicopter view of AMP, looking at some of the macro measures across the Group.

- Let's look more closely at our portfolio of major businesses. You can see that we've got some high quality assets, and some that need a bit of work and attention.

Slide 5: AFS value of new business

- In Australia and New Zealand, we've got a strong financial services business, which holds leading market positions and services about 3.5 million customers through a flexible, multi-channel distribution platform.
- At the heart of this business are our 2300 financial planners – the largest and most productive financial planning franchise in the market.
- This is a business that has been transformed over the past decade from a sales driven, capital intensive, product based insurance company into a profit focused, advice-based wealth manager, with capital efficient, new generation investment products.
- It has many of the characteristics that investors look for in a wealth manager – scale, a pre-eminent brand, category killer positioning in retirement savings, cost efficiency and strong multi-channel distribution.
- Probably the best financial measure of this transformation is the improvement in the value of new business. This is a measure of the future value to shareholders of the new business we are writing today.
- This measure has improved more than six-fold in four years, rising from A$37 million in 1997 (pre-demutualisation) to A$249 million last year.
- For all that, the executives in this business believe the job is not much more than half-done and have aggressive plans for the years ahead.

Slide 6: Henderson key metrics

- Our international asset manager, Henderson Global Investors, is another quality asset.
- Henderson has got a strong market position in Australia, good market share in the UK, is building momentum in Europe and in Asia, and is increasingly focused on higher margin specialist products.
- It's still got some capability and scale gaps, but it knows where these are and it has practical plans to plug them.

- These are not great times for any asset manager, but Hendersons have battened down the hatches to ride out the storm. While earnings are down slightly, this is a strong result in relative terms and reflects the diversified nature of the Henderson's business with its mix of internal and external funds and listed and unlisted assets.

- Of course, investment performance is critical to the success of an asset manager.

- Henderson has delivered good investment performances over recent years, but this record has come under pressure in recent times in some key asset classes.

- Henderson's earnings are expected to be subdued in the second half of this year and will only recover slowly even if markets recover shortly given the pricing and AUM lags. But we remain confident of the quality of this franchise in the longer term.

Slide 7: UKFS key metrics

- The business that requires the most management time and attention is obviously our UK Financial Services business.
- We've got both capital and strategic issues to deal with in that market.

- The capital issues are complex but manageable.

- To summarise, we have one fund in the UK, the Pearl with-profits fund, which currently doesn't meet the "minimum regulatory capital requirements" set by the UK regulator, the Financial Services Authority.

- These requirements are the level of reserves of the fund sufficient to withstand substantial further falls in markets and this particular fund is struggling to do this at current FTSE levels.

- But remember, this is regulatory capital we are talking about.

- In terms of economic solvency, the fund remains sound and comfortably able to meet policyholders' reasonable benefits expectations.

- To manage the regulatory situation, we have taken a number of initiatives involving fund assets and liabilities and we have agreed a plan of action with the UK Financial Services Authority that is expected to see the Pearl with-profits fund meet MRC requirements by the end of the year.

- While this plan covers us for FTSE levels of 3700, we have in the past week presented to the FSA detailed additional proposals that cover us to FTSE levels of 3000 and will not involve additional investment of shareholder capital.

- Alongside the challenges of capital management, we will be focusing on our mature portfolio of funds and customers with a view to enhancing the embedded value to shareholders through cost, retention and balance sheet management initiatives.

- In mid 2002, the embedded value at the 2% discount margin was above A$5 billion, although it has obviously declined since then with the fall in equity markets and lower expected bonus rates.

- In strategic terms, the UK market is about as complex and uncertain as any and we are coping with a raft of regulatory reviews and the expectation of major market reforms ahead. These will almost certainly lead to lower margins overall and quite possibly lower sales volumes in real terms.

- We have been criticised for lack of scale, brand, capital and distribution power to compete in this challenging new world and we accept those criticisms as valid.

- Our Australian experience, however, tells us that in an open architecture world, large traditional companies carry considerable baggage and focused innovative "new world" companies can excel in distribution, product design and packaging and asset management and capture significant market share.

- We are positioning ourselves with a range of options for this new world including:

    - 100% owned IFA distribution (Towry Law);

    - IFA distribution through the acquired NPI;

    - Corporate Pensions channel;

    - Direct channels;

    - Pearl's Direct salesforce; and

    - the development of Wrap capability to support both owned and IFA distribution.

- We are under no illusion as to the size of the challenge facing us in this new world and in the UK in total.

- So that's a snapshot of the current state of play at AMP – the assets we have to work with and the issues we have to manage.

Slide 8: key performance indicators

- Last week, I discussed at length with the Board the need to achieve a much stronger return on equity in the medium term.
- I also agreed with the Board that executive long term incentives will be centred on two drivers – relative share price returns and earnings per share growth.
- This will align executive focus with the interests of shareholders.
- We are confident that as well as continuing to grow our businesses strongly at lower unit costs that we can also achieve a major release of capital into the medium term to help achieve strong outcomes in these drivers.
    - Australian Financial Services is more than self-funding in capital terms for at least five years and will continue to generate strong cash flows from its powerful competitive positioning.
    - Hendersons is a light user of capital as a modern asset manager.
    - UK Financial Services has been a consumer of additional capital in the past period but we expect to turn this around from here on both through active management of the mature book and growth oriented to the new book. And maybe, just maybe, a major recovery in share markets.

Slide 9: The new Chief Executive's reform agenda

- In managing the business to achieve a much stronger return on invested capital, I will be pursuing a five-pronged reform agenda:
    - Firstly, addressing channels and product lines with inadequate returns on capital – our decisions will include exits and closures, as well as transformation programs to rejuvenate low return areas based on cost cutting and capital initiatives.
    - Secondly, closely managing our growth ambitions in the near term outside our main businesses to ensure maximum focus on the areas where our A$14 billion of capital is invested.
    - Thirdly, increasing the transparency and quality of our disclosure so that we are regarded as truly outstanding corporate citizens.

- Fourthly, tackling some of the sacred cows and embedded behaviours in our business that inevitably develop in a longstanding company, particularly one with all but four years of its 153 year history as a mutual society.

- Finally, and most importantly, leading AMP with passion, commitment and absolute integrity, role modelling what some call "values based leadership", which is a leadership style wonderfully aligned with our rich heritage and fervently desired by all the people of AMP.

Slide 10: logo

- With a focus on core businesses, true values based leadership, and a passion to execute with excellence to deliver quality products and services for our customers, this will lay the foundation for a major turnaround in the fortunes of AMP.

- I'm a great believer that success comes from running core businesses very well.

- Our strategy is hardly unique so to be successful, we must execute brilliantly. That's why I am religious in my belief that success in financial services is 10% strategy, 90% execution.

- I will seek to create a virtuous circle where momentum feeds on itself and morale and confidence rise with each step forward towards our shared objectives.

- That's the way that I've run businesses now for over a decade.

- And that's the way I intend to run AMP.



AMP
A wealth management company

Andrew Mohl
Chief Executive Officer



October 2002



The week that was

A week can be a long time …

- Departure of CEO
- Clarity of tenure of Chairman
- Appointment of CEO
- Contingency plan presented to FSA for Pearl Fund
- Dividend Reinvestment Plan underwriting approved
- Standard & Poor's creditwatch positive confirmed
- Successful domestic hybrid equity bookbuild



Return on capital

	ROIC FY99	ROIC FY00	ROIC FY01	ROIC 1H02
Aust. Financial Services*	13.4%	15.0%	14.1%	15.0%
Henderson*	10.5%	17.8%	11.2%	11.0%
UK Financial Services*	15.7%	10.1%	10.2%**	9.3%**
	ROE FY99	**ROE FY00**	**ROE FY01**	**ROE 1H02**
Group normalised~	7.5%	13.0%	14.2%	12.0%
Group actual	13.1%	14.3%	8.1%	7.0%

* Business unit ROIC is based on normalised investment income

~ Based on normalised investment income


AMP

Cost to income ratios

Business Unit	FY99	FY00	FY01	1H02
Aust. Financial Services	54%	48%	43%	41%
Henderson	72%	68%	68%	67%
UK Financial Services	88%	65%	60%	59%**
Corporate expenses *	A$111m	A$128m	A$102m	A$44m

*Excludes goodwill ** 1H02 Includes Towry Law and Interactive Investor

AMP

Australian Financial Services



Value of one year's new business
New Business Value (NBV) A$ million
300
200
100
0
37
123
165
145
249
1997
1998
1999
2000
2001
Discount margin for NBV is 3% throughout. NBV in 2000 was impacted by Review of Business Taxation (over $50m). NBV in 2001 included all non-life entities and was increased by inclusion of additional Corporate Super new business.

AMP

Henderson Global Investors



A$m
180
160
140
120
100
80
60
40
20
0
18
16
14
12
10
8
6
4
2
0
%
13.1
10.3
17.7
11.8
11
43
4
39
65
3
62
156
54
3
99
115
10
5
100
108
6
102
1H98
1H99
1H00
1H01
1H02
Normalised investment income
Non-recurring operating margin
Core recurring operating margin
Return on invested capital (ROIC)

AMP

AMP UK Financial Services



A$m
350
300
250
200
150
100
50
0
18
16
14
12
10
8
6
4
2
0 %
150
69
81
178
61
117
237
103
134
277
111
166
275
112
174
(11)
14
16.3
10.7
11
9.3
1H98
1H99
1H00
1H01
1H02
Normalised investment income
Non-recurring operating margin
Core recurring operating margins
Return on invested capital (ROIC)



Key performance indicators

Executive long term incentives

- Relative share price returns
- Earnings per share growth

Delivery based on:

- Solid organic growth
- Lower unit costs
- Releases of excess capital

... leading to improved returns on shareholder capital



New CEO's reform agenda

Five areas of focus:

- **Addressing low return channel and product lines**
- **Closely managing short term growth ambitions outside core businesses**
- **Increasing transparency and quality of disclosure**
- **Tackling sacred cows and embedded behaviours**
- **Role modeling values based leadership**

... leading to a revival in employee morale and teamwork

AMP





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE: 2 October, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **135/02**

SUBJECT : **Issue of Additional Shares – AMP Performance Share and Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

2 October 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 10,000 additional shares under the AMP Performance Share and Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,611,377 shares.

Yours faithfully,

P.J. Mackey
Company Secretary Australasia

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: Nil Expiry date: 10 October 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	10,000 shares @A$11.78 per share (closing price on 1 October 2002).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the exercise of 10,000 options under the Performance Share and Option Plan, at an exercise price of A$nil per share. A value of A$11.78 per share has been ascribed to the 10,000 shares. A copy of the terms and conditions of the plan was lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	2 October 2002

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
1,133,601,377 + 10,000 ------------------- 1,133,611,377	

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 2 October 2002: 38,935,644	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities (*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)	N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

+ See chapter 19 for defined terms.

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 October 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 3 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Comment on AMP UK Financial Services

ANNOUNCEMENT NO.: 136/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

3 October 2002

Comment on AMP UK Financial Services

AMP's Chief Executive Officer Andrew Mohl today reiterated that he was focused on driving up the return on capital in the Group's UK Financial Services business.

Commenting on his plans for the UK business, Mr Mohl said: "My view is that, with 20:20 hindsight, we wouldn't have invested as much capital in the UK as we have. In light of the prolonged bear market there, no-one would have.

"The fact is, we have a substantial financial services business in the UK and we are focused on improving its profitability and returns. Right now we are committed to fixing the problems, not looking for an exit," he said.

"I've set the benchmark returns for our businesses at 1.5 times capital or 13-15 per cent. UKFS returns were down to 9.3 per cent in the first half of this year. That's not good enough.

"As part of our efforts to fix the UK issues, I am currently reviewing the UKFS strategy and the speed and timing of its implementation.

"I've been open about the issues we are facing, but let's not lose sight of the fact that AMP is a financially strong company, with a lot of potential. My job is to make sure we realise that potential," Mr Mohl said.

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 4 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Changes to AMP executive remuneration

ANNOUNCEMENT NO.: 137/02

NOTE - If you do not receive _3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

4 October 2002

Changes to AMP executive remuneration

AMP today announced that share options would not be granted as part of the remuneration of its executives and senior employees.

Share options are being replaced by a new long-term incentive programme based around the grant of Performance Rights, subject to clear performance hurdles. Performance Rights involve a promise to deliver a pre-determined number of AMP shares in three years, contingent on well defined performance criteria being achieved.

The changes are designed to bring AMP's remuneration policies more closely in line with shareholder interests, taking into account current market and shareholder sentiment toward share option schemes. They were made following a review of AMP's long-term incentive policies.

AMP Chief Executive Officer Andrew Mohl said the review confirmed that long-term incentives are an important part of remuneration, particularly when they are structured to ensure management interests are in line with the interests of shareholders.

"AMP wants a programme which rewards employees who make a positive difference for the company and for our shareholders," said Mr Mohl.

"In developing the new programme, we have taken into account community sentiment toward executive pay structures. Performance Rights give a clear incentive under challenging performance hurdles which must be met before shares can be received.

"The new Performance Rights will apply to AMP executives and senior employees, including me," said Mr Mohl.

AMP's incentive structure for executives and senior employees consists of three parts:

- fixed pay package
- short-term incentive – delivered as cash bonuses dependent on individual and company performance
- long-term incentive –previously included executive options which are being replaced by Performance Rights.

Options granted in previous years are not affected by the change.

However, this year's proposed option grants, approved on 31 August, have been replaced with Performance Rights subject to the new performance criteria. The price used to determine the number of Performance Rights allocated will be $14.28 – which is the weighted average of the AMP share price in the five days preceding 31 August 2002.

Mr Mohl's remuneration package will be finalised shortly and the terms of that package will be disclosed to the market at that time. It will not include share options and the equity component will be subject to approval by shareholders at AMP's Annual General Meeting in May 2003.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

138

4 October 2002

Changes to AMP executive remuneration

AMP today announced that share options would not be granted as part of the remuneration of its executives and senior employees.

Share options are being replaced by a new long-term incentive programme based around the grant of Performance Rights, subject to clear performance hurdles. Performance Rights involve a promise to deliver a pre-determined number of AMP shares in three years, contingent on well defined performance criteria being achieved.

The changes are designed to bring AMP's remuneration policies more closely in line with shareholder interests, taking into account current market and shareholder sentiment toward share option schemes. They were made following a review of AMP's long-term incentive policies.

AMP Chief Executive Officer Andrew Mohl said the review confirmed that long-term incentives are an important part of remuneration, particularly when they are structured to ensure management interests are in line with the interests of shareholders.

"AMP wants a programme which rewards employees who make a positive difference for the company and for our shareholders," said Mr Mohl.

"In developing the new programme, we have taken into account community sentiment toward executive pay structures. Performance Rights give a clear incentive under challenging performance hurdles which must be met before shares can be received.

"The new Performance Rights will apply to AMP executives and senior employees, including me," said Mr Mohl.

AMP's incentive structure for executives and senior employees consists of three parts:

- fixed pay package
- short-term incentive – delivered as cash bonuses dependent on individual and company performance
- long-term incentive –previously included executive options which are being replaced by Performance Rights.

Options granted in previous years are not affected by the change.

However, this year's proposed option grants, approved on 31 August, have been replaced with Performance Rights subject to the new performance criteria. The price used to determine the number of Performance Rights allocated will be $14.28 – which is the weighted average of the AMP share price in the five days preceding 31 August 2002.

Mr Mohl's remuneration package will be finalised shortly and the terms of that package will be disclosed to the market at that time. It will not include share options and the equity component will be subject to approval by shareholders at AMP's Annual General Meeting in May 2003.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

ATTACHMENT

AMP Performance Rights - performance criteria

Performance period
Performance hurdles will be measured three years after the Rights are granted.

Lapse of Performance Rights
Performance Rights which do not meet performance hurdles at the end of this period will lapse.

Calculation of award
Awards are calculated as a percentage of fixed pay, divided by AMP's volume weighted average share price at the time of the award (in the case of this year's grant - $14.28), to determine the number of performance rights granted.

Performance hurdles
Three separate performance hurdles are applied to independent allocations of the total award of Performance Rights:

- A quarter of the allocation is dependent on AMP's performance against top Australian listed companies.
- Half of the allocation is dependent on AMP's performance against international peers.
- The final quarter of the allocation is dependent on growth in AMP's earnings per share.

% of total allocation	Performance hurdle	Compared to
25%	- None of these Performance Rights vest if AMP's TSR* is below the 50th percentile of the comparison group. - Half of these Performance Rights vest if AMP's TSR* is at the 50th percentile of the comparison group. - Between the 50th and 75th percentile, Performance Rights vest on a straight line basis with AMP's ranking against the comparison group. - All of these Performance rights vest if AMP's TSR* is in the 75th percentile of the comparison group	ASX/S&P top 50 industrial companies

50%	- None of these Performance Rights vest if AMP's TSR* is below the 50th percentile of the comparison group - Half of these Performance Rights vest if AMP's TSR* is at the 50th percentile of the comparison group - Between the 50th and 75th percentile, Performance Rights vest on a straight line basis with AMP's ranking against the comparison group - All of these Performance rights vest if AMP's TSR* is in the 75th percentile of the comparison group.	Basket of selected international companies in life insurance and wealth management
25%	- None of these Performance Rights vest if the growth in AMP's earnings per share over the three years averages less than 7% per annum. - Half of these Performance Rights vest if the growth in AMP's earnings per share over the three years averages 7% per annum. - If AMP's average earnings per share over the three years is between 7% and 12% per annum, the Performance Rights vest on a straight line basis. - All of these Performance Rights vest if AMP's earnings per share over the three years averages 12% per annum or more.	N/A

*Total Shareholder Return (TSR) is broadly the change in AMP's share price plus dividends paid over the three year performance period, expressed as a percentage.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

139

ASX ANNOUNCEMENT

DATE:	4 October, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **139/02**

SUBJECT : **Third Supplementary Prospectus**

Third Supplementary Prospectus

In the Replacement Prospectus dated 26 September 2002 issued by AMP Limited and AMP Henderson Global Investors Limited in respect of the offer of Reset Preferred Securities ("Prospectus") reference is made on page 21 to the insurance financial strength rating issued by Moody's in relation to AMP Pearl. The Prospectus states the rating as 'Aa2'. This is a typographical error and should be a reference to 'Aa3' instead of 'Aa2'. The ASX announcement made by AMP Limited on 20 September 2002 in relation to AMP Pearl contained the same error.

NOTE - If you do not receive __2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Third Supplementary Prospectus

AMP LIMITED (ABN 49 079 354 519)
AMP HENDERSON GLOBAL INVESTORS LIMITED (ABN 59 001 777 591)

This one page supplementary prospectus (Third Supplementary Prospectus) relates to the Replacement Prospectus issued by AMP Limited and AMP Henderson Global Investors Limited dated 26 September 2002 in connection with the issue of Reset Preferred Securities (Prospectus) the Supplementary Prospectus dated 30 September 2002 (Supplementary Prospectus) and the Second Supplementary Prospectus dated 1 October 2002 (Second Supplementary Prospectus).

This Third Supplementary Prospectus supplements, and should be read together with, the Prospectus, the Supplementary Prospectus and the Second Supplementary Prospectus. Words and expressions used in this Third Supplementary Prospectus have the meanings given to them in the Prospectus.

This Third Supplementary Prospectus is dated 4 October 2002. It was lodged with the Australian Securities and Investments Commission on that day.

Correction

On page 21 of the Prospectus reference is made to the insurance financial strength rating issued by Moody's in relation to AMP Pearl. The Prospectus states the rating from Moody's as 'Aa2'. This is a typographical error and should be a reference to 'Aa3' instead of 'Aa2'.

Consent to lodgment

Moody's has consented, and has not, before the lodgment of this Third Supplementary Prospectus with ASIC withdrawn its consent to the statement regarding its rating in the form and context in which it appears in this Third Supplementary Prospectus.

Each director and proposed director of the Issuer and AMP has given, and not withdrawn, their consent to the lodgment of this Third Supplementary Prospectus with ASIC. This Third Supplementary Prospectus has been signed by Phil Mackey, Company Secretary, on behalf of AMP Limited and AMP Henderson Global Investors Limited.

Phil Mackey

Phil Mackey
Company Secretary
AMP Limited
AMP Henderson Global Investors Limited





Level 24, 33 Alfred Street, Sydney, N
GPO Box 4134, Sydney, NSW 2001

03 MAR 28 AM 7:21

ASX ANNOUNCEMENT

DATE: 4 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Presentation to JP Morgan conference

ANNOUNCEMENT NO.: 140/02

The Managing Director of AMP UK Financial Services, Tom Fraser, will be presenting to the JP Morgan Australasian Conference in Edinburgh on Friday 4 October.

A number of one-on-one meetings with institutional investors will also be held regarding this presentation.

NOTE - If you do not receive _1_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.


AMP

AMP - a wealth management company

Tom Fraser
Managing Director, UK Financial Services
October 2002



The week that was

A week can be a long time …

- Departure of CEO
- Clarity of tenure of Chairman
- Appointment of CEO
- Contingency plan presented to FSA for Pearl Fund
- Dividend Reinvestment Plan underwriting approved
- Standard & Poor's creditwatch positive confirmed
- Successful domestic hybrid equity bookbuild

AMP

Return on capital

	ROIC FY99	ROIC FY00	ROIC FY01	ROIC 1H02
Aust. Financial Services*	13.4%	15.0%	14.1%	15.0%
Henderson*	10.5%	17.8%	11.2%	11.0%
UK Financial Services*	15.7%	10.1%	10.2%**	9.3%**

	ROE FY99	ROE FY00	ROE FY01	ROE 1H02
Group normalised~	7.5%	13.0%	14.2%	12.0%
Group actual	13.1%	14.3%	8.1%	7.0%

* Business unit ROIC is based on normalised investment income

~ Based on normalised investment income

** FY01 includes part period impact of Towry Law and Interactive Investor. IH02 includes full period impact.

AMP

Cost to income ratios

Business Unit	FY99	FY00	FY01	1H02
Aust. Financial Services	54%	48%	43%	41%
Henderson	72%	68%	68%	67%
UK Financial Services	88%	65%	60%	59%**
Corporate expenses *	A$111m	A$128m	A$102m	A$44m

*Excludes goodwill ** 1H02 Includes Towry Law and Interactive Investor

Business Unit Performance Summary



Australia and NZ: AMP Financial Services

Stable margins and rising ROIC in challenging markets



A$m
%
1H98
1H99
1H00
1H01 (24)
1H02 (3)
198
223
303
289
307
11.6
11.9
14.3
13.8
15
120
114
133
115
113
78
109
170
198
197

United Kingdom: UK Financial Services

5% increase in core recurring operating margins



A$m
%
1H98
1H99
1H00
1H01
1H02 (11)
150
178
237
277
275
14
16.3
10.7
11
9.3
69
61
103
111
112
81
117
134
166
174

Henderson Global Investors

Cost program continues to benefit business



A$m
%
1H98
1H99
1H00
1H01
1H02
43
65
156
115
108
13.1
10.3
17.7
11.8
11
4
3
54
3
10
5
6
39
62
99
100
102
Normalised investment income
Core recurring operating margin
Non-recurring operating margin
ROIC

AMP

Action on Pearl Minimum Regulatory Capital

Meeting MRC to FTSE of 3000 without more shareholder capital

Underway

- Closure of Pearl with-profits fund to new business by 12/03
- Allocation of £500 million by 12/02

Contingency plan discussed with FSA

- Reviewing surrender values
- Further review of investment strategy and asset mix may result in further reduction in Pearl exposure to UK equities
- Reviewing supportable reversionary bonus rates
- Inclusion of additional inadmissable assets in MRC

AMP

AMP Group financial strength summary

- Strong economic solvency
- Insurance financial strength ratings:

AMP Life: 'AA-' (S&P); and
'Aa2' (Moody's)

AMP Pearl: 'AA-' (S&P); and
'Aa3' (Moody's)

- AMP Group Holdings on CreditWatch Positive by S&P

AMP

Key performance indicators

Executive long term incentives

- Relative share price returns
- Earnings per share growth

Delivery based on:

- Solid organic growth
- Lower unit costs
- Releases of excess capital

... leading to improved returns on shareholder capital

AMP

Immediate priorities

Five areas of focus:

- Addressing low return channel and product lines
- Closely managing short term growth ambitions outside core businesses
- Increasing transparency and quality of disclosure
- Tackling sacred cows and embedded behaviours
- Role modeling values based leadership

... leading to a revival in employee morale and teamwork

AMP

Visit www.ampgroup.com for more information on AMP





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	4 October 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Part 1: Speech notes for JP Morgan conference**
Part 2: Presentation slides

ANNOUNCEMENT NO.: **141/02**

NOTE - If you do not receive __ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Speech notes for JP Morgan conference

Edinburgh

4 October 2002

Slide 1: Title slide

- Good afternoon everyone.

- I'm Tom Fraser, Managing Director of UK Financial Services. UKFS is one of the 3 large business units within the AMP Group.

- This presentation today is similar to a presentation by AMP's CEO Andrew Mohl to US investors earlier this week

- What I want to do in the next 20 mins is talk to you about AMP and it's plans to achieve a major turnaround in this potentially great business worldwide. I'd also like to talk in more detail about the UKFS business and the Pearl fund capital requirements

- Then it'll be over to you to ask questions.

- So let me start by telling you a bit about the overall AMP group

- AMP is a wealth management company, with key operations in Australia, New Zealand and the UK. Wealth management is all we do and have done through our 153 year history.

- We have the great privilege of helping about 8 million people around the world, save for and enjoy a better life in retirement as well as our original role of giving families protection from unexpected loss of life or physical disability to income earners.

- We operate in an industry with strong long term growth prospects.
- Throughout the industrialised world, communities are growing older and this is changing societies and economies everywhere.
- Over the next 50 years, the number of people over 60 will treble.
- Governments simply can't afford to pay them all a pension. So they are beginning to shift that responsibility back to the individual.
- Of course, the flipside to this picture is increasing government and third party scrutiny – not surprising when you are dealing with peoples' long term savings.
- Strong fund flows and growth also ensure a highly competitive industry with increasing pressure on margins.
- At AMP, we believe we are well placed to capitalise on this global market phenomenon with our expertise in advice-based distribution, pension fund design and administration, investments and a powerful brand in Australasia.
- So, you may well ask, with this heritage and capabilities, why have AMP shares been trading recently at under $11 or 50% lower than it's peak 2001 levels?
- To state the obvious, investors have clearly not been comfortable with the returns being achieved by the business relative to the risks being run, compounded by a prolonged bear market that has highlighted the leveraged nature of our business to equity markets.

Slide 2: The week that was

- Let me make a couple of comments about what has been happening with AMP recently.

- While the UK has been a key focus for the better part of this year, last week in particular was a tumultuous week – for all of us at AMP.

- As you can see by the list on the slide, we've had to do more in the seven days commencing 23 September than most companies manage in seven months.

- Further, these last two weeks was preceded by an extended period of speculation and uncertainty, which has also been reflected in our share price.

- AMP basically had two key problems.

- One has been the impact of incredibly tough markets on AMP businesses, including the regulatory capital position in the UK funds. AMP, like most businesses with insurance operations in the UK, has been hurt by the severe bear market conditions that have nearly halved average share prices since the peak.

- Our other problem has been caused by how AMP has communicated to stakeholders the impact of these markets on our UK business and the actions being taken to address it, in particular, the minimum regulatory capital position of the Pearl with-profits fund.

- One of AMP's key priorities is improving the level of confidence in AMP of our customers, our shareholders, our planners and our employees.

- As a listed company in Australia, AMP has to meet the highest standards in its communications given its status in the investment and wider community.

- Andrew Mohl - confirmed on Monday as AMP's new CEO - has already publicly declared AMP will be more transparent and open with every stakeholder

- The series of statements made by AMP in the past two weeks have already demonstrated this resolve and the rest of the AMP senior management team and I are passionate about continuing this standard of disclosure in all our communications.

- AMP communications will be clear, simple and to the point.

- For the business, AMP's primary focus will be on driving up the returns from invested capital and shareholder equity.

Slide 3: ROIC

- The chart shows return on invested capital for our three major businesses. This calculation includes all goodwill on acquisitions in the baseline capital and all non-recurring gains or losses in the returns. The impact of gearing is reflected only in the Group return on equity.

- AMP's underlying philosophy is that if the businesses can average returns of at least 1.5 times the cost of capital or 13 to15% return on capital, then Group return on equity can approach or even exceed 18% with the benefits of gearing

- Looking at the portfolio, Australian Financial Services is now achieving a 15% return and is set to move higher in 2003 with improved capital management.

- Our asset manager, Henderson Global Investors, is around 11% including sizeable goodwill. This is lower than we would like but solid in the face of the third year of bear markets.

- Returns in UK Financial Services have been steadily falling and were down to 9.3% in 1H 02. This reflects the program to transform the UK business and ongoing impact of weak markets and poor investor sentiment. This ROIC was before the allocation of an additional £500m of capital to be allocated in 2002 which will lower returns further.

- AMP now has around half its capital invested in the UK financial services businesses and the returns we're getting, after adjusting for risk, need to be better.

- We need to improve those risk-adjusted returns and that will be our key focus.

- Finally, AMP International which is not shown in the chart, has just under 10% of the Group's capital invested in AMP Banking and a number of Asian and European ventures and is generating little net return at present.

- Overall, at the Group level, return on equity on a normalised basis, that is, after smoothing the effects of volatile investment markets, is around 12% currently, down from FY 00 and FY 01 levels. This is a mediocre return given the quality of assets in the Group and below the average in our international peer group.

- The impacts of weak investment markets have lowered ROE on an actual basis to just 7% this year. Markets, of course, go up and down, so the return on equity on a normalised basis is the superior indicator.

Slide 4: Costs

- As a wealth management group, our revenues are strongly leveraged to global equity markets, and there's very little sign of improvement in these markets at the moment.

- This means that one of AMP's priorities has to be controlling costs.

- As this slide demonstrates, we've got quite a solid record on cost management.

- But we think we can do more.

- AMP has taken about $160m out of the cost base of Australian Financial Services over the past 3 years where the cost to income ratio is down to 41%.

- Henderson has kept tight control over its cost base and managed to push its cost to income ratio down towards best practice levels, despite a marked decline in revenues as markets have fallen.

- And we're in the early stages of a £100 million cost reduction programme completed in FY 2003 in UKFS which is progressing to plan with a cost ratio under 60% for the first time in 1H 02.

- Clearly, it's the UK where we've got great potential for taking out costs and where we'll be looking particularly hard to make more savings.

- Now that's been a quick helicopter view of AMP, looking at some of the macro measures across the Group.

- Let's look more closely at the AMP portfolio of major businesses. You can see that there are some high quality assets, and some others that need a bit of work and attention.

Slide 5 - Business Unit Performance Summary

- In Australia and New Zealand, AMP has a strong financial services business, which holds leading market positions and services about 3.5 million customers through a flexible, multi-channel distribution platform.

- At the heart of this business are 2300 financial planners – the largest and most productive financial planning franchise in the entire market.

- This is a business that has been transformed over the past decade from a low productivity, sales driven, capital intensive, product based insurance company into a profit focused, advice-based wealth manager, with capital efficient, new generation investment products. That transition reflects an AMP core competency – the ability to transform in a transitioning market.

- Probably the best financial measure of this transformation is the improvement in the value of new business. This is a measure of the future value to shareholders of the new business we are writing today.

- This measure has improved more than six-fold in four years, rising from A$37 million in 1997 (pre-demutualisation) to A$249 million last year.

- For all that, the executives in this business believe the job is not much more than half-done and have aggressive plans for the years ahead.

Henderson

- Our international asset manager, Henderson Global Investors, is another quality asset.

- Henderson has got a strong market position in Australia, good market share in the UK, is building momentum in Europe and in Asia, and is increasingly focused on higher margin specialist products.

- It's still got some capability and scale gaps, but it knows where these are and it has practical plans to plug them.

- These are not great times for any asset manager, but Hendersons have battened down the hatches to ride out the storm. While earnings are down slightly, this is a strong result in relative terms and reflects the diversified nature of the Henderson's business with its mix of internal and external funds and listed and unlisted assets.

- Of course, investment performance is critical to the success of an asset manager.

- Henderson has delivered good investment performances over recent years, but this record has come under pressure in recent times in some key asset classes.

- Henderson's earnings are expected to be subdued in the second half of this year and will only recover slowly even if markets recover shortly given the pricing and Assets Under Management lags. But we remain confident of the quality of this franchise in the longer term.

UKFS

- Turning to the UK Financial Services business, we've got both capital and strategic issues to deal with in this market.

- In strategic terms, the UK market is about as complex and uncertain as any and we are coping with a raft of regulatory reviews and the expectation of major market reforms ahead. These will almost certainly lead to lower margins overall and potentially lower sales volumes in real terms.

- We have been criticised for lack of scale, brand, capital and distribution power to compete in this challenging new world and we accept those criticisms as valid.

- Our Australian experience, however, tells us that in an open architecture world, large traditional companies carry considerable baggage and focused innovative "new world" companies can excel in distribution, product design and packaging and asset management and capture significant market share.

- We are positioning ourselves with a range of options for this new world including:

    - 100% owned IFA distribution (Towry Law);
    - IFA distribution through the acquired NPI;
    - Corporate Pensions channel;
    - Direct channels;
    - Pearl's Direct salesforce; and
    - the development of Wrap capability to support both owned and IFA distribution.

- We will be focusing on our mature portfolio of funds and customers with a view to enhancing the embedded value to shareholders through cost, retention and balance sheet management initiatives. Now to explain Pearl minimum regulatory capital..

Slide 6 – Pearl Minimum Regulatory Capital

- The capital issues are complex but manageable.

- To summarise, one of our funds, the Pearl with-profits fund, which currently doesn't meet the "*minimum regulatory capital requirements*" set by the UK regulator, the Financial Services Authority.

- These requirements set a level of reserves of the fund sufficient to withstand substantial further falls in markets and this particular fund is struggling to do this at current FTSE levels.

- But remember, this is regulatory capital we are talking about.

- In terms of economic solvency, the fund remains sound and comfortably able to meet policyholders' reasonable expectations. The Pearl fund has over £1.4bn in additional economic assets sitting within the fund, which are currently inadmissible for the minimum regulatory capital perspective.

- To manage the regulatory situation, we have taken a number of initiatives involving fund assets and liabilities and we have agreed a plan of action with the UK Financial Services Authority that is expected to see the Pearl with-profits fund meet MRC requirements by the end of the year.

- These initiatives include managing liabilities through accelerating product changes, managing the fund exposure to equities and reducing bonuses. On the asset side we have worked to improve assets for regulatory solvency.

- The capital actions flagged here cover us for FTSE levels of 3700, in addition, we have submitted a contingency plan to the FSA to satisfy RMM down to FTSE levels of 3000 at year end which will not involve additional investment of shareholder capital.

Slide 7 - Financial strength of the group

- Over recent months the ongoing speculation on capital position has created much concern about financial strength. As discussed earlier, this is centered on the Pearl With Profits fund. Let me reiterate here – the issue is minimum regulatory capital (not economic solvency). The issue is restricted to one fund sitting within one business unit in the UK.

- There is no question as to the economic strength of the AMP Group. AMP Life and AMP Pearl are AA- rated by Standard & Poors for insurance financial strength. The AA banding indicates 'very strong financial security characteristics'.

- Add to this the recent Standard & Poor's announced intention to move AMP Group Holdings to Credit Watch positive upon successful completion of the Reset Preferred Securities issue that further supports the groupwide financial strength.

- AMP recognises that much of this speculation was in part fuelled by our ongoing but at times unclear disclosures – the volume of which has far exceeded that released by local market companies. That is part of our challenge of complying with multiple regulators whose disclosure requirements can differ significantly.

- We need to ensure that even when disclosure is voluminous, it is simple and clear.

Slide 8: key performance indicators

- AMP management and the Board are focused on achieving a much stronger return on equity in the medium term.

- The Board have agreed to align management incentives with relative total shareholder returns and earnings per share growth.

- This will align executive focus with the interests of shareholders.

- AMP is confident that as well as continuing to grow our businesses strongly at lower unit costs that it can also achieve a major release of capital into the medium term to help achieve strong outcomes in these drivers.

  - Australian Financial Services is more than self-funding in capital terms for at least five years and will continue to generate strong cash flows from its powerful competitive position.

  - Hendersons is a light user of capital as a modern asset manager.

- UK Financial Services has been a consumer of additional capital in the past period but we expect to turn this around from here on both through active management of the mature book and growth oriented to the new book. And maybe, just maybe, a major recovery in share markets.

Slide 9: The new Chief Executive's reform agenda

- In managing the business to achieve a much stronger return on invested capital, Andrew Mohl has made it quite clear AMP will be pursuing a five-pronged reform agenda:

  - First, addressing channels and product lines with inadequate returns on capital – our decisions will include exits and closures, as well as transformation programs to rejuvenate low return areas based on cost cutting and capital initiatives.
  - Secondly, closely managing our growth ambitions in the near term outside our main businesses to ensure maximum focus on the areas where our A$14 billion of capital is invested.
  - Thirdly, increasing the transparency and quality of our disclosure so that AMP is regarded as a truly outstanding corporate citizen.
  - Fourthly, Andrew intends to tackle some of the sacred cows and embedded behaviours in our business that inevitably develop in a longstanding company, particularly one with all but four years of its 153 year history as a mutual society.
  - Finally, and most importantly, he will be leading AMP with passion, commitment and absolute integrity, role modelling what some call "values based leadership", which is a leadership style wonderfully aligned with our rich heritage and fervently desired by all the people of AMP.

Slide 10: logo

- With a focus on core businesses, true values based leadership, and a passion to execute with excellence to deliver quality products and services for our customers, this will lay the foundation for a major turnaround in the fortunes of AMP.

- We believe that success comes from running core businesses very well.

- Our strategy is hardly unique so to be successful, we must execute brilliantly. That's why Andrew and the management team are religious that success in financial services is 10% strategy, 90% execution.

- We will seek to create a virtuous circle where momentum feeds on itself and morale and confidence rise with each step forward towards our shared objectives.

- That's the way AMP will be run – and that's the way forward.


142


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 9 October, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **142/02**

SUBJECT : **Notice of Initial Substantial Holder – Form 603**

NOTE - If you do not receive __51_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: AlintaGas Limited

ACN/ARSN: 087 857 001

1. Details of substantial holder (1)

Name: **AMP Limited (ACN 079 354 519) and its related bodies corporate**

ACN/ARSN (*if applicable*): 079 354 519

The holder became a substantial holder on 17 October 2000

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Stapled Shares	72,000,000	72,000,000	45%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
WA Gas Holdings Pty Limited (ACN 093 370 739) (**"WAGH"**)	WAGH is the registered holder and beneficial owner of 72,000,000 ordinary shares in AlintaGas Limited, to each of which is stapled one loan note (**"Shares"**). Accordingly, WAGH has a relevant interest in those Shares under section 608(1) of the Corporations Act.	72,000,000 Stapled Securities
United Energy Limited (ACN 064 651 029) and each of its subsidiaries (**"United Energy Group"**)	United Energy Limited has disclosed to AlintaGas that it holds 50% of the shares in WAGH, and that accordingly, each member of the United Energy Group is deemed to have a relevant interest in the Shares by virtue of section 608(3)(a) of the Corporations Act.	
Power Partnership Pty Limited (ACN 070 061 282) ("PPPL")	PPPL holds 57.21% of the shares in United Energy Limited. Accordingly, PPPL is deemed to have a relevant interest in the Shares by virtue of section 608(3)(b) of the Corporations Act.	
AMP Limited and its related bodies corporate ("AMP Group")	AMP Life Limited ("AMP Life") and AMP Investment Services Pty Limited ("AMPIS") (as trustee of certain trusts) together hold 40.87% of the shares in PPPL in respect of which AMP Henderson Global Investors Limited ("AMPHGI")) acts as investment manager (for details see in Annexure A, Section 1). Accordingly, members of the AMP Group are deemed to have a relevant interest in the Shares by virtue of section 608(3) of the Corporations Act.	

The relevant interest of the AMP Group identified above arose on 17 October 2000 following the acquisition by WAGH of the Shares referred to above. At the time, AMPHGI, the investment manager for the 40.87% PPPL shareholding of AMP Life and AMPIS, did not recognise that a relevant interest had arisen by reason of their PPPL shareholding. It was not recognised that AMP Life and AMPIS controlled PPPL within the meaning of section 608 of the Corporations Act, which meant they were deemed to have the same relevant interest in the Shares as PPPL and the United Energy Group had.

Following an investment review, AMPHGI sought legal advice on whether AMP Life and AMPIS did have a relevant interest in the Shares. Queens Counsel has advised AMPHGI that AMP Life and AMPIS control PPPL within the meaning of section 608 of the Corporations Act, and therefore that members of the AMP Group have a relevant interest in the Shares. AMP has therefore promptly lodged this notice.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
WAGH	WAGH	WAGH	72,000,000 Stapled Securities

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-Cash	
WAGH	17/10/00	$315,669,895		72,000,000 Stapled Securities

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A, Section 2	See Annexure A, Section 2

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
AlintaGas Limited	Level 7 The Quadrant, 1 William Street, PERTH, 6000
AMP Limited and its related bodies corporate	Level 24, AMP Building, 33 Alfred Street, SYDNEY, NSW, 2000
WAGH	Level 13, 101 Collins Street, MELBOURNE, VICTORIA, 3000
United Energy Limited	Level 13, 101 Collins Street , MELBOURNE, VICTORIA, 3000
PPPL	Level 13, 101 Collins Street, MELBOURNE, VICTORIA, 3000

Signature

print name Phil Mackey capacity Company Secretary

sign here "Phil Mackey" date 9 October 2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is annexure A of one page referred to in form 603, Notice of Initial Substantial Holder signed by AMP Limited (ACN 029 354 519) and dated 9 October 2002.

ANNEXURE A

Section 1

AMP Life Limited and AMP Investment Services Pty Limited (Question 3)

AMPIS holds directly or through a custodian 28.898% of the issued shares in PPPL on behalf of the following trusts: Australian Energy Fund, Infrastructure Equity Fund, Private Capital Trust No. 6 and Private Capital Trust No. 7.

AMP Life holds 11.972% of the issued shares in PPPL.

Each shareholder of PPPL is a party to a Restated and Amended Shareholders Agreement dated 16 March 1998 which contains certain provisions the effect of which is that each PPPL shareholder has "control" of PPPL (within the meaning of section 608 of the Corporations Act). See Annexure B.

As a result, AMPIS and AMP Life and their related bodies corporate each have a deemed relevant interest in the Shares by virtue of section 608(3) of the Corporations Act.

Section 2

Associates (Question 6)

Members of the AMP Group are associates of AMP Life and AMPIS within the meaning of section 12 of the Corporations Act as they are controlled by the parent company, AMP Limited.

Dated this 9th day of October 2002

Signed: "Phil Mackey"

Name: Phil Mackey

Company Secretary

11.B

Arthur Robinson & Hedderwicks

ALLENS ARTHUR ROBINSON GROUP

Annexure B.

This is annexure B of 46 pages referred to in form 603, Notice of Initial Substantial Holder signed by AMP Limited (ACN 029 354 519) and dated 8 October 2002. This annexure B contains a true copy of the Restated and Amended PPL Shareholders Agreement dated 16 March 1998.

Dated this 8th day of October 2002

Signed [signature]

Name PHIL MACKEY

9 October 2002

UTILICORP UNITED INC.

and

UTILICORP ASIA PACIFIC, INC.

and

UTILICORP AUSTRALIA HOLDINGS PTY LIMITED

and

UTILICORP AUSTRALIA, INC.

and

SAS TRUSTEE CORPORATION

and

AMP LIFE LIMITED

and

AMP ASSET MANAGEMENT AUSTRALIA LIMITED

and

AMP INVESTMENT SERVICES PTY LIMITED

and

AMP CUSTODIAN SERVICES PTY LTD

and

POWER PARTNERSHIP PTY LIMITED

RESTATED AND AMENDED SHAREHOLDERS AGREEMENT

Arthur Robinson & Hedderwicks
Melbourne
Ref SEW:JW
Tel 9614 1011

TABLE OF CONTENTS

1. DEFINITIONS AND INTERPRETATION 2
1.1 Definitions 2
1.2 Interpretation 5
1.3 Business days 6
1.4 Original Shareholders Agreement 6
1.5 Capacity of AMP Parties 7
1.6 Capacity of STC 7

2. LISTING OF UNITED 7

3. BOARD OF DIRECTORS 7
3.1 Number of Directors 7
3.2 Right to Appoint 7
3.3 Minimum Proportion 8
3.4 Nominees of Initial Shareholders 8
3.5 Appointment and Removal of Shareholder Nominee Directors 8
3.6 Directors who are not nominees of Shareholders 8
3.7 Voting at Board Meetings 8
3.8 Super Majority Matters 8
3.9 Chairman 9
3.10 Number of Meetings etc. 9
3.11 Notice 9
3.12 Quorum 10
3.13 Form of Meetings 10
3.14 Directors Fees 10
3.15 Attendance at Meetings 10
3.16 Alternate Directors 10
3.17 Regard to Shareholders Interests and Declaration of Interest 10

4. DECISION MAKING 11
4.1 Decisions 11
4.2 Special Majority Matters 11
4.3 Meeting of Shareholders to consider Special Majority matters 12
4.4 Voting by Interested Shareholders 12
4.5 Other Resolutions of Shareholders 12
4.6 Procedural matters relating to meeting of Shareholders 13

5. MANAGEMENT 13

6. BUDGETS 13
6.1 Preparation of Budgets 13
6.2 Approval of Budgets 13
6.3 Revised/Supplementary Budgets 13

7. FINANCING OF PPPL 13
7.1 No Recourse Financing 13
7.2 Subordinated Convertible Notes 13
7.3 Ordinary Debt 14
7.4 Further Shareholder Loans or Equity 14
7.5 Funding Obligations 14
7.6 Right to provide Funding 14
7.7 Failure to Obtain Funding 15
7.8 Funding to Acquire Securities in United 15

8. DEALINGS WITH SHARES 15
8.1 Dealings 15
8.2 No Disposal for 2 years 15
8.3 Permitted Transfers 15
8.4 Permitted Transfers to Affiliates 17
8.5 Mortgaging Shares 17
8.6 Transfer by Holding Company or Interposed entity 18
8.7 Deemed Transfer Notice 18
8.8 Determination of Price 18
8.9 Attorney 18
8.10 Listing of Shares 18
8.11 Subordinated Convertible Notes 18
8.12 Ordinary Debt 19
8.13 Options 19
8.14 Application of Corporations Law Chapter 6 19

9. RIGHT OF FIRST REFUSAL 19
9.1 Operation 19
9.2 Definitions 19
9.3 AMP Option 20
9.4 Right of First Refusal 21
9.5 Assurances 23
9.6 Stamp Duty 24
9.7 Warranty on Transfer 24
9.8 Attorney 24
9.9 Joint and Several 24

10. ACQUIRING SECURITIES IN UNITED 25
10.1 Decision to Acquire 25
10.2 Pro-rata Funding of the Acquisition 25
10.3 Additional Funding 25
10.4 Excess Contributions 25
10.5 Failure to Make up Shortfall 25
10.6 Third Parties 26
10.7 Failure to Obtain Funding 26

11. SHAREHOLDERS' RIGHTS IN RESPECT OF UNITED SECURITIES 26
11.1 Voting by PPPL in United 26
11.2 Right to Select 26
11.3 Minimum Proportion 27
11.4 Persons Selected by Initial Shareholders 27
11.5 Appointment and Function of Nominations Committee 28
11.6 Communications to Shareholders 28

12. COMPETITION 28
12.1 EnergyOne 28
12.2 Mutual Obligations 28
12.3 UtiliCorp 29
12.4 Offer of Opportunities, Products and Services 29
12.5 Entitlement to Compete 30
12.6 Relationship with Operating Services Agreement 30

13. WARRANTIES 31
13.1 Warranties on Sale 31
13.2 Representations and Warranties 31
13.3 Independent Warranties 31
13.4 Survival of Representations and Warranties 31

14. DIVIDENDS 31
14.1 Dividend Policy 31

15. FUTURE VENTURES 32

16. SHAREHOLDER INFORMATION 32
16.1 Management Reports 32
16.2 Board papers 32

17. GUARANTEE OF PERFORMANCE 32
17.1 Guarantee by Holding Company 32
17.2 Non Application to AMP and STC 32

18. PUBLICITY AND CONFIDENTIALITY 32
18.1 Agreed Announcements 32
18.2 Legal Requirements 33
18.3 Disclosure to Officers, employees and professional advisers 33
18.4 Disclosure of Shareholder Information 33
18.5 Further publicity 33

19. GENERAL 33
19.1 Notices 33
19.2 Governing law and jurisdiction 34
19.3 Relationship 35
19.4 Prohibition or enforceability 35
19.5 Waivers 35
19.6 Variation 35
19.7 Further assurances 35
19.8 Assignment 35
19.9 Entire agreement 35
19.10 Articles 35
19.11 Attorneys 36
19.12 Counterparts 36
19.13 Survival of provisions 36

20. DUTIES, COSTS AND EXPENSES 36
20.1 Duties 36
20.2 Costs and Expenses 36
20.3 Costs of Performance 36

SCHEDULE 1 40

SCHEDULE 2 41

SCHEDULE 3 42

RESTATED AND AMENDED SHAREHOLDERS AGREEMENT

THIS RESTATED AND AMENDED SHAREHOLDERS AGREEMENT is made on 16 March 1998 between the following parties:

1. **UTILICORP UNITED INC.** of 20 West Ninth Street, Kansas City, Missouri 64105, United States of America (*UtiliCorp*);

2. **UTILICORP ASIA PACIFIC, INC.** of 20 West Ninth Street, Kansas City, Missouri 64105, United States of America (*UAP*);

3. **UTILICORP AUSTRALIA HOLDINGS PTY LIMITED** ACN 070 449 697 of Level 3, 43-45 Centreway, Mount Waverley, Victoria, 3149 (*UAH*);

4. **SAS TRUSTEE CORPORATION**, a corporation incorporated under the Superannuation Administration Act 1987 and continued under the Superannuation Administration Act 1991 and 1996 of Level 20, 83 Clarence Street, Sydney, New South Wales, 2000 (formerly known as State Authorities Superannuation Board) (*STC*);

5. **UTILICORP AUSTRALIA, INC.** of 20 West Ninth Street, Kansas City, Missouri 64105, United States of America (*UAI*);

6. **AMP LIFE LIMITED** ACN 079 300 379 of 33 Alfred Street, Sydney, New South Wales, 2000 (formerly known as Australian Mutual Provident Society ARBN 008 387 371) (*AMP*);

7. **AMP ASSET MANAGEMENT AUSTRALIA LIMITED** ACN 001 777 591 of 33 Alfred Street, Sydney, New South Wales, 2000 (formerly known as AMP Investment Australia Limited ACN 001 777 591) (*AMP Asset Management*); and

8. **AMP INVESTMENT SERVICES PTY LIMITED** ACN 063 986 989 of 33 Alfred Street, Sydney, New South Wales, 2000 (*AMP Investment Services*);

9. **AMP CUSTODIAN SERVICES PTY LTD** ACN 002 655 674 of 33 Alfred Street, Sydney, New South Wales, 2000 (*AMP Custodian*); and

10. **POWER PARTNERSHIP PTY LIMITED** ACN 070 061 282 of Level 3, 43-45 Centreway, Mount Waverley, Victoria, 3149 (*PPPL*).

RECITALS:

A. On 4 August 1995 the parties entered into a Shareholders Agreement regulating their rights and obligations in respect of their shareholding in PPPL and United. The Shareholders Agreement was restated and amended on 6 September 1995 and further amended by the United Energy Limited Shareholders Supplementary Agreement No 1 dated 26 September 1996.

B. The parties have agreed to assist United to seek admission to the Official List of the Australian Stock Exchange on or before 30 June 1998.

C. The parties recognise that in order for United to be admitted to the Official List of the Australian Stock Exchange, certain amendments are required to the Current Shareholders Agreement and so have agreed to amend and restate the Current Shareholders Agreement, which will take effect on notification to United by the Australian Stock Exchange on or before 30 June 1998 that it will be admitted to the Official List of the Australian Stock Exchange.

THIS AGREEMENT WITNESSES that in consideration of, amongst other things, the mutual promises contained in this Agreement, the parties agree:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement including the Schedules, unless the context otherwise requires:

Affiliate, in relation to a Shareholder, means:

(a) any company which is a Subsidiary of such Shareholder or a company of which such Shareholder is a Subsidiary or a company which is another Subsidiary of a company of which such Shareholder is a Subsidiary; and

(b) for the purposes of clauses 3.2 and 8.4, includes in the case of AMP, any member of the AMP Group and any of the unit trusts or life insurance or superannuation funds managed by AMP or AMP Asset Management for so long as AMP or any of its Subsidiaries is the manager of those trusts or funds; and

(c) for the purposes of clauses 3.2 and 8.4, includes in the case of STC, any of the unit trusts or life insurance or other funds managed by Axiom for so long as Axiom or any of its Subsidiaries is the manager of those trusts or funds.

AMP Option Completion is defined in clause 9.2(a);

AMP Option Date is defined in clause 9.2(b);

AMP Group means AMP, AMP Asset Management, AMP Investment Services, AMP Custodian and their Related Bodies Corporate and includes any such party acting in a trustee or custodian capacity;

AMP Party is defined in clause 9.2(c);

AMP Shares is defined in clause 9.2(d);

Articles means the articles of association of PPPL;

Asset Purchase Agreement means the asset purchase agreement dated 7 August 1995 between PPPL and United pursuant to which certain assets were transferred to United;

Asset Sale Agreement means the asset sale agreement dated 7 August 1995 between United and PPPL pursuant to which certain assets of United were transferred to PPPL;

Assets means the assets transferred pursuant to the Asset Sale Agreement;

Auditor means the auditor of PPPL;

Axiom means Axiom Funds Management Limited ACN 076 098 596;

Board means the board of Directors of PPPL;

Budget means a budget prepared under clause 6;

Business means any business that PPPL and its Subsidiaries may carry on from time to time;

Business Day means a day on which trading banks are open for business in Melbourne;

Chairman means the chairman of the Board as determined in accordance with clause 3.9;

Competitor means:

(a) any electricity distributor or retailer in Victoria;

(b) any majority owner, operator or manager of an electricity distribution or retail business in Victoria; or

(c) any person whose business competes with the Business or the United Business to a substantial extent;

Completion means the date of completion of the purchase of the Assets by PPPL (or its wholly owned subsidiary) and the United Shares by PPPL in accordance with the Final Agreements;

Consortium means the consortium formed by UtiliCorp, SASB and AMP for the purpose of establishing PPPL to acquire the Assets and the United Shares and to conduct the United Business and the Business;

Convertible Notes Outstanding is defined in clause 9.2(e);

Current Shareholders Agreement means the shareholders agreement referred to in Recital A, as amended to the date of this Agreement;

Director means a director of PPPL appointed in accordance with part 3 of this Agreement;

Disposal includes:

(a) any sale, transfer, assignment or other disposal of any entitlement to, or legal, beneficial or equitable interest in, any Share or other security (including a convertible note) (including, without limitation, by way of gift or trust or grant of option); and

(b) any agreement for such sale, transfer, assignment or disposal;

Exercise Date is defined in clause 9.2(f);

Final Agreements means the Asset Sale Agreement, Asset Purchase Agreement and the Share Sale Agreement;

Final Bid means the Consortium's final bid for United made to the State;

Financial Year means the period 1 July 1995 to 31 December 1996 and thereafter each 12 month period from 1 January to 31 December;

Funding Shareholder has the meaning ascribed in clause 7.6(a);

Holding Company means, in respect of each Initial Shareholder and any transferee who is an Affiliate of such Initial Shareholder, the company listed opposite that Shareholder's name in Schedule 1, and in respect of any subsequent Shareholder means:

(a) any person who may be required (in accordance with clause 8.3(i)(3)) to guarantee the obligations of that Shareholder as a condition of the transfer of Shares to that Shareholder; or

(b) any person who may enter into a deed agreeing to be bound by the provisions of clause 17;

Initial Shareholders means those companies who held Shares immediately following Completion as set out in Schedule 1;

Law means the Corporations Law;

Memorandum of Understanding means the memorandum of understanding dated 4 August 1995 among the Shareholders;

Officer means any director, secretary, president, treasurer or vice president or other authorised person;

Operating Services Agreement means the Operating Services Agreement between United and UtiliCorp dated on or about the date of this Agreement;

Option Deed means the Restated and Amended Option Deed dated on or about the date of this Agreement;

Option Term is defined in clause 9.2(g);

Ordinary Debt means at any time the aggregate principal amount outstanding at that time of all advances provided to PPPL by the Initial Shareholders on Completion or by a transferee shareholder as contemplated in clause 8.12(c) and any other amounts owing to those Shareholders at that time in connection with any such advances, but does not include the Subordinated Convertible Notes or any amount in connection with them;

Ordinary Debt Outstanding is defined in clause 9.2(h);

Redemption is defined in clause 9.2(i);

Related Body Corporate in relation to a body corporate means another body corporate which is taken under section 50 of the Corporations Law to be related to the first-mentioned body corporate at any time from the date of this Agreement to the expiration or termination of this Agreement, except that neither UtiliCorp nor any of its Subsidiaries (other than PPPL or United or their Subsidiaries) shall be a related body corporate of PPPL or United or their Subsidiaries;

Remaining Holders is defined in clause 8.1;

Respective Proportion means the proportions in which each of the Shareholders holds Shares, from time to time, being initially the proportions set out in Schedule 1;

SASB means State Authorities Superannuation Board;

SECV means the State Electricity Commission of Victoria;

Shareholder means a holder of Shares from time to time in accordance with this Agreement;

Share Sale Agreement means the share sale agreement dated 7 August 1995 entered into among the State, SECV, PPPL and UtiliCorp, SASB and AMP (as guarantors) pursuant to which the United Shares were transferred to PPPL;

Shares means ordinary shares in PPPL;

Simple Majority means such number of the Directors or the Shareholders that together hold more than 50% of the total voting rights of all Directors or Shareholders (as the case may be) present at the meeting of Directors or Shareholders (as the case may be) and entitled to vote on the resolution concerned;

Special Majority means the required majority of the voting interests of the Shareholders needed to pass a resolution in accordance with clause 4.3;

Stapled Securities is defined in clause 9.2(j);

State means the State of Victoria.

STC Schemes means the STC schemes as defined in the Superannuation Administration Act 1996 (NSW);

Subordinated Convertible Notes means the convertible notes issued by PPPL to the Initial Shareholders on Completion;

Subsidiary means a company:

(a) the majority of issued capital of which is held by another company or by two or more companies acting in concert; or

(b) of which another company has the right to appoint a majority of the members of the board of directors or the casting of the majority of votes at shareholders' meetings;

but excludes United.

Transferring Holder is defined in clause 8.3(a); and

United means United Energy Limited ACN 064 651 029;

United Board means the board of directors of United;

United Business means any business carried on by United from time to time;

United Securities is defined in clause 9.2(k);

United Shares means the shares on issue in United as at Completion;

United Voting Share means a fully paid ordinary share in United.

1.2 Interpretation

In this Agreement, unless the context otherwise requires:

(a) headings and underlining are for convenience only and do not affect the interpretation of this Agreement;

(b) words importing the singular include the plural and vice versa;

(c) words importing a gender include any gender;

(d) other parts of speech and grammatical forms of a word or phrase defined in this Agreement have a corresponding meaning;

(e) an expression importing a natural person includes any company, partnership, joint venture, association, corporate or other body corporate and any governmental agency;

(f) a reference to any thing (including, but not limited to, any right) includes a part of that thing;

(g) a reference to a part, clause, party, annexure or schedule is reference to a part and clause of, and a party, annexure and schedule to, this Agreement;

(h) a reference to a statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws amending, consolidating or replacing it, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under the statute;

(i) a reference to a document includes all amendments or supplements to, or replacement or novation of, that document;

(j) a reference to a party to a document includes that party's successors and permitted assigns;

(k) where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next Business Day;

(l) no rule of construction applies to the disadvantage of a party because that party was responsible for the preparation of this Agreement or any part of it;

(m) a covenant or agreement on the part of two or more persons binds them severally but not jointly;

(n) a reference to an agreement other than this Agreement includes an undertaking, deed, agreement or legally enforceable arrangement or understanding whether or not in writing;

(o) a reference to an asset includes all property of any nature, including, but not limited to, a business, and all rights, revenues and benefits;

(p) a reference to a document includes any agreement in writing, or any certificate, notice, instrument or other document of any kind;

(q) a reference to liquidation includes official management, appointment of an administrator, compromise, arrangement, merger, amalgamation, reconstruction, winding-up, dissolution, assignment for the benefit of creditors, scheme, composition or arrangement with creditors, insolvency, bankruptcy, or any similar procedure or, where applicable, changes in the constitution of any partnership or person, or death; and

(r) a reference to dollars or $ is to Australian dollars.

1.3 Business days

Unless the context otherwise requires, whenever there is a reference in this Agreement to any thing that has to be done, or a notice which has to be given, by a particular date or by the end of a period, subject to clause 1.2(k), the thing must be done or the notice given no later than 5 pm on the date or the last day of the period in question according to Australian Eastern Standard Time.

1.4 Original Shareholders Agreement

Subject to clause 2, the provisions of the Shareholders Agreement entered into by the parties on 4 August 1995 and the Current Shareholders Agreement are replaced by the provisions of this Agreement. Each of the parties agrees to waive any breaches of the Current Shareholders Agreement that relate to the convening of, and procedure at, meetings of Directors, directors of United and meetings of PPPL and United in connection with the initial public offering and listing of United on the Australian Stock Exchange.

1.5 Capacity of AMP Parties

The parties acknowledge that AMP Asset Management, AMP Investment Services and AMP Custodian enter into this Agreement in their respective capacities as manager of, trustee of, or custodian for, the trusts set out in Schedule 2.

1.6 Capacity of STC

The parties acknowledge that STC enters into this Agreement in its capacity as trustee of the STC Schemes.

2. LISTING OF UNITED

This Agreement is conditional, and will take effect, upon notification to United by the Australian Stock Exchange on or before 30 June 1998 that it will be admitted to the Official List of the Australian Stock Exchange. Until such notification, the Current Shareholders Agreement will remain in full force and effect. If United does not receive such notification on or before 30 June 1998, this Agreement will be of no force or effect.

3. BOARD OF DIRECTORS

3.1 Number of Directors

The number of Directors (excluding alternate directors) must not exceed 10 unless the Shareholders otherwise unanimously agree.

3.2 Right to Appoint

(a) Subject to clauses 3.3 and 3.4, each Shareholder having a Respective Proportion of 12% or more is entitled to appoint, and to replace from time to time, a number of Directors equivalent to the number of percentage points of its Respective Proportion divided by 12. Fractions in the number of Directors are to be disregarded in this calculation. However, for so long as STC has the number of Shares issued to it as at completion of the Share Sale Agreement it shall be entitled to appoint, and to replace from time to time one Director. For the purpose of determining AMP's Respective Proportion, the shareholding of AMP and its Affiliates will be aggregated. For the purpose of determining STC's Respective Proportion, the shareholding of STC and its Affiliates will be aggregated.

(b) If the Respective Proportion of a Shareholder or Shareholders changes such that the entitlement of that Shareholder or those Shareholders to appoint Directors pursuant to clause 3.2(a) and 3.3 changes, the Shareholders must do all things necessary, including causing the resignation or appointment of Directors (as the case may be), to ensure that, at all times, the number of Directors reflects the entitlement of the Shareholder to appoint Directors.

(c) If an Initial Shareholder Disposes of its Shares to an Affiliate in accordance with clause 8.4, the Initial Shareholder shall retain any rights it has to appoint Directors for so long as that Affiliate remains an Affiliate of the Initial Shareholder and the Affiliate shall not have the right to appoint a Director or Directors for that period of time.

(d) An Initial Shareholder may, at any time, notify PPPL in writing that it forfeits its right to retain a Director in accordance with clause 3.2(c) and such notice shall be irrevocable.

3.3 **Minimum Proportion**

Subject to clauses 3.2(a) and 3.4, a Shareholder having a Respective Proportion of less than 12% is not entitled to appoint, or retain the appointment of, a Director.

3.4 **Nominees of Initial Shareholders**

(a) Subject to clause 3.4(b), nothing in clauses 3.2 or 3.3 shall require the removal of a Director appointed by an Initial Shareholder if following the removal of such a Director that Initial Shareholder would have no nominee Director on the Board.

(b) Clause 3.4(a) shall not apply if:

(1) the Initial Shareholder has a Respective Proportion of less than 5%; or

(2) the change in the Respective Proportion of the Initial Shareholder has resulted from a Disposal of Shares by that Initial Shareholder or its Affiliate.

3.5 **Appointment and Removal of Shareholder Nominee Directors**

Every appointment of a Director appointed in accordance with clause 3.2 will take effect when the written notice of appointment is received from the nominating Shareholder and the written consent to act as a Director is received from that nominated individual at the registered office of PPPL and every removal of such a Director will take effect when the written notice of removal is received from the nominating Shareholder at the registered office of PPPL.

3.6 **Directors who are not nominees of Shareholders**

(a) In addition to any Directors appointed by Shareholders pursuant to clause 3.2, the Shareholders may, if they unanimously agree to do so, appoint such number of Directors who are not nominees of any particular Shareholder on such terms as they see fit.

(b) Any Director appointed pursuant to clause 3.6(a) may be removed from the Board by a Simple Majority of Shareholders.

3.7 **Voting at Board Meetings**

(a) In any Board meetings each Director present at the meeting shall be entitled to exercise one vote unless disqualified pursuant to clause 3.17 or otherwise.

(b) Subject to clause 3.8, a resolution of Directors will be passed if it receives the affirmative vote of a Simple Majority of Directors.

3.8 **Super Majority Matters**

(a) The provisions of sub-paragraph (b) of this clause 3.8 will only be operative when UtiliCorp and its Related Bodies Corporate together have a Respective Proportion of 50% or more.

(b) Without limiting clause 4.2, all decisions in respect of the following matters relating to PPPL require the affirmative vote of 75% of Directors present at the meeting and entitled to vote on the matter (at least one of whom must be a Director appointed by a Shareholder who is a member of the AMP Group) :

(i) *employment contracts:* the appointment, removal or conditions of employment of a secretary or senior employee of PPPL;

(ii) *Budgets:* the approval of a Budget;

(iii) *disposals:* the sale, transfer, assignment or other disposal of any entitlement to, or legal or beneficial interest in, any asset of PPPL whether or not in the ordinary course of business which is not approved in a Budget;

(iv) *capital expenditure:* the incurring by PPPL of a material expenditure or liability of a capital nature (including, for this purpose, the acquisition of any asset under lease or hire purchase) whether or not in the ordinary course of business which is not approved in a Budget;

(v) *legal proceedings:* the commencement or settlement of any legal, arbitration or other proceedings involving PPPL; or

(vi) *tax claims:* the making by PPPL of any claim, disclaimer, surrender, election or consent of a material nature for tax purposes.

3.9 Chairman

(a) The Chairman of the Board shall be a Director who is elected by the affirmative vote of a Simple Majority of Directors (with the first Chairman being Robert K Green) and may be removed as Chairman by the affirmative vote of a Simple Majority of Directors.

(b) The Director nominated as Chairman or to be removed as Chairman may not vote on any resolution pursuant to clause 3.9(a).

(c) The Chairman shall not have, in addition to his separate vote as a Director, a further casting vote on resolutions put to the Board.

3.10 Number of Meetings etc.

(a) At least 4 Board meetings must take place each Financial Year (with meetings to take place at least quarterly).

(b) The time, date and place of all meetings contemplated by clause 3.10(a) must be determined by the Chairman after consultation with the Board or, if there is not a Chairman, by the affirmative vote of a Simple Majority of Directors.

(c) Any Board meetings in addition to those referred to in sub paragraph (a) may be convened by any Director by written notice to PPPL and each other Director, stating the time, date and place of the proposed meeting and otherwise complying with clause 3.11. The agenda for a Board meeting convened under this sub-paragraph (c) must be determined by the Director convening the meeting.

3.11 Notice

A Board meeting will require at least 15 Business Days' prior written notice to be given to all Directors. The notice must include an agenda and, unless all Directors otherwise agree, a Board meeting may only resolve matters specifically described in that agenda. Subject to clause 3.10(c), the agenda must be determined by the Chairman after consultation with the Directors or, if there is no Chairman, by a Simple Majority vote of Directors.

3.12 Quorum

A quorum for Board meetings is constituted by the attendance (in person or by alternate) of at least a majority of the total number of Directors at the time of the meeting. If within 30 minutes after the time appointed for a Board meeting a quorum is not constituted, the meeting will stand adjourned to the same day in the following week at the same time and place and the Chairman must ensure that each Director is given at least 3 Business Days' written notice of such adjourned meeting unless otherwise agreed by all Directors. If within 30 minutes after the time appointed for the adjourned meeting a quorum is not constituted then any 2 Directors present at that adjourned meeting will constitute a quorum for that meeting.

3.13 Form of Meetings

Directors shall be afforded an opportunity to participate at each Board meeting by means of telephone conference, video conference or similar means of telecommunications. Any person so participating at a Board meeting shall be deemed to be present at such meeting.

3.14 Directors Fees

(a) Unless the Shareholders otherwise determine unanimously, each Shareholder will be entitled to payment by PPPL of fees of $30,000 per year for each Director of PPPL appointed by the Shareholder (other than a Director appointed pursuant to clause 3.6). The amount payable by PPPL to each Shareholder under this clause 3.14(a) will be reduced by the amount of any fees paid by PPPL to a Director in accordance with Article 69(1) of the Articles of Association of PPPL.

(b) Each Shareholder must bear all travelling and other expenses incurred by any Director appointed by it in attending and returning from Board meetings and performing his or her duties as a Director.

(c) The Shareholders shall be entitled on a proportional basis to such payment by PPPL as the Shareholders may resolve for each person appointed by the Shareholders pursuant to Clause 3.6.

3.15 Attendance at Meetings

No person, other than Directors (or their alternates) may attend any Board meeting, except with the approval of Directors by an affirmative vote of a Simple Majority.

3.16 Alternate Directors

Any Director may appoint an alternate to act in his place, such alternate to have all of the powers of that Director. The appointment of any alternate director shall be effected by notice in writing signed by the Director (whether before or after his appointment as Director) and delivered to PPPL prior to any meeting which that alternate is to attend. The removal or resignation of any Director will automatically result in the removal or resignation of any alternates appointed by that Director.

3.17 Regard to Shareholders Interests and Declaration of Interest

(a) No Director who is a nominee of a Shareholder may vote on any matter (including without limitation the entry into, ratification, variation, termination, waiver, or enforcement of, or the setting of compensation or providing approvals under, any agreement) relating to any agreement between PPPL or any of its Subsidiaries and that Shareholder or any of its Affiliates.

(b) No Director who is a nominee of UtiliCorp or its Related Bodies Corporate may vote on a decision whether or not PPPL or its Related Bodies Corporate will accept any opportunity interest, product or service, or licence which must be offered by UtiliCorp or its Related Bodies Corporate to PPPL and/or its Related Bodies Corporate for the purposes of clause 12.3.

(c) To the extent permitted by law, a Director may make a decision in the interests of the Shareholder which appointed the Director, without being required to have regard to the interests of the other Shareholders individually.

(d) A Director who has any material interest in any matter being considered by the Board or whose nominating Shareholder or its Affiliates have any such interest shall declare at the commencement of the meeting of Directors the fact and the nature, character and extent of the interest. Any failure to declare an interest in accordance with this clause 3.17(d) does not invalidate the resolution of the Board.

4. DECISION MAKING

4.1 Decisions

Subject to the Law and this Agreement, all decisions of Directors, and of the Shareholders will be made by the affirmative vote of a Simple Majority.

4.2 Special Majority Matters

All decisions in respect of the following matters relating to PPPL or where applicable a Subsidiary of PPPL, (unless contained in, or specifically contemplated by this Agreement or unless it relates to any matter necessary or desirable to execute or draw down under any facility agreement, loan, security or related documentation (including, without limitation, any mortgage or charge over the assets of PPPL) executed on or about Completion) require the affirmative vote of a Special Majority of Shareholders:

(a) *material transactions*: any transaction or series of similar transactions to which PPPL is a party and which is not in the ordinary course of its business (including, without limitation, the sale, transfer or other disposal of securities in United held by PPPL, the acquisition of freehold land, entry into a lease, the incurring of capital expenditure, provision of any charge, mortgage or other encumbrance, or the borrowing of funds) which involves an amount which exceeds $5,000,000;

(b) *acquisition of securities*: subscription for, or acquisition or sale of, any securities in any company excluding short term debt instruments having a minimum A (Standard & Poors) rating and a maturity of not more than 180 days and excluding the subscription for, or acquisition of, securities in United by PPPL where such subscription or acquisition is necessary to ensure that PPPL maintains a holding of at least 51% of the issued United Voting Shares;

(c) *guarantees*: provision of any guarantees by PPPL to any third party;

(d) *issuing Shares*: the creation, issue or allotment of any Shares or other securities of PPPL or the grant of, or change to, any rights in respect of or options over Shares or other securities of PPPL or any call in relation to any Shares or other such securities by PPPL;

(e) *loan securities*: the creation, issue, or grant by PPPL of any rights in respect of any debentures, notes or any other form of loan securities by PPPL for an amount which exceeds $5,000,000 other than securities convertible into equity (in relation to which clause 4.2(d) will apply);

(f) *employee share plan*: the introduction of any employee share or similar incentive plan (that is based on or related to securities) for PPPL;

(g) *merger*: the entry by PPPL into any merger, consolidation or amalgamation whether with or into any other company (including any joint venture or partnership arrangement);

(h) *agreements with Shareholders or Affiliates:* the entry into, ratification, variation, termination, waiver or enforcement of or the setting of compensation or providing approvals under any agreement between PPPL and any Shareholder or its Affiliate.

(i) *Shareholder loans and dividend policy*: the approval of, any variation to the terms of, or the repayment of any Shareholder loan (including the Subordinated Convertible Notes) or any dividend policy previously established by the Board or under this Agreement;

(j) *winding up*: the winding up of PPPL or any decision for the appointment of an administrator to PPPL;

(k) *new business*: commencement of any new business by PPPL; and

(l) *constituent documents*: amendment to any of the constituent documents of PPPL including its Memorandum and Articles of Association.

4.3 Meeting of Shareholders to consider Special Majority matters

(a) *Convening meeting*: A meeting of Shareholders to consider a matter referred to in clause 4.2 (or any other matter for which a Special Majority or unanimity of Shareholders is required) may be convened by Simple Majority vote of Directors or by any Shareholder or Shareholders that hold in aggregate Respective Proportions of 5% or more by giving 20 Business Days written notice of the meeting to the other Shareholders, such notice to state the time, date and place of the meeting and the resolutions to be proposed at that meeting.

(b) *Quorum for meeting*: The quorum for a meeting convened pursuant to clause 4.3(a) shall be 2 Shareholders.

(c) *Resolution of Special Majority*: A resolution put at a meeting convened pursuant to clause 4.3(a) shall, if a quorum as defined in clause 4.3(b) is present, be passed if it receives the affirmative vote of 75% of the aggregate Respective Proportions of Shareholders present and entitled to vote on that resolution.

(d) *Circular resolution*: Subject to the Law, a written resolution signed by all Shareholders (whether they sign one document or separate copies of the same document) shall constitute a resolution passed in accordance with clause 4.3(c).

4.4 Voting by Interested Shareholders

No Shareholder may vote at any Shareholders meeting on any matter (including, without limitation, the entry into, ratification, variation, termination, waiver or enforcement of, or the setting of any compensation or providing approvals under, any agreement) relating to any agreement between PPPL or any of its Subsidiaries and that Shareholder or any of its Affiliates including without limitation any agreement referred to in clause 4.2(h).

4.5 Other Resolutions of Shareholders

Any resolutions to be put at any meeting of Shareholders, other than those referred to in clause 4.3, shall be governed by the Articles.

4.6 **Procedural matters relating to meeting of Shareholders**

(a) Subject to the Law, a Shareholder may attend any meeting of Shareholders by means of telephone conference, video conference or similar means of telecommunications.

(b) Any notice of a meeting of Shareholders must be sent initially by facsimile and confirmed by registered mail sent to the address of that Shareholder as disclosed in PPPL's register of members.

(c) Failure to comply with any of the requirements for the convening of a Shareholders' meeting contained in this Agreement or in the Articles shall, unless all of the Shareholders otherwise agree, invalidate all of the resolutions passed at that meeting.

5. MANAGEMENT

Subject to the provisions of this Agreement, the management of PPPL and its Subsidiaries is vested in the Board, which has ultimate responsibility and authority in relation to the operation of the Business.

6. BUDGETS

6.1 **Preparation of Budgets**

At least 60 days before the commencement of each Financial Year, management of PPPL shall prepare and submit to the Directors for approval a detailed draft operating budget for PPPL for that next Financial Year.

6.2 **Approval of Budgets**

The Board shall consider and vote on each budget at least 30 days before the commencement of the Financial Year to which it relates. The Board may approve a budget with or without amendment, and give conditional or unconditional approval of any item in the budget.

6.3 **Revised/Supplementary Budgets**

Management of PPPL may, if at any time circumstances require it, prepare a revised or supplementary budget and submit it to the Directors for approval at a meeting of the Board convened at least 30 days before the proposed implementation date of the revised or supplementary budget.

7. FINANCING OF PPPL

7.1 **No Recourse Financing**

All finance provided to PPPL or any of its Subsidiaries by parties other than Shareholders (including without limitation debt and finance leases) will be provided to those companies without recourse, in any way, to Shareholders or their Affiliates.

7.2 **Subordinated Convertible Notes**

Subject to clauses 9.3 and 9.4:

(a) the Subordinated Convertible Notes shall be repayable when a Special Majority of Shareholders determines;

(b) any repayment of Subordinated Convertible Notes must be pro rata to all Shareholders in their Respective Proportions;

(c) subject to the terms of issue of the Subordinated Convertible Notes, a Shareholder may convert its Subordinated Convertible Notes into Shares at any time; and

(d) the Shareholders agree, amongst themselves, that they will not exercise any voting rights attaching to any Shares issued pursuant to the conversion of Subordinated Convertible Notes or the exercise of the option under the Option Deed nor will any such Shares be counted in determining the Respective Proportions of that Shareholder.

7.3 Ordinary Debt

Subject to clauses 9.3 and 9.4, any amendment or variation to the terms of the Ordinary Debt or repayment thereof must be approved by the affirmative vote of a Special Majority of the Shareholders.

7.4 Further Shareholder Loans or Equity

Subject to clause 7.8 and clause 9.4(d), if the Shareholders determine (by the affirmative vote of a Special Majority) that PPPL or any of its Subsidiaries requires funding (in addition to the Subordinated Convertible Notes and the Ordinary Debt) in the form of shareholder equity or shareholder loans, the opportunity to provide such additional funding must first be offered to each Shareholder pro rata in accordance with their Respective Proportions.

7.5 Funding Obligations

Subject to clauses 7.6 and 7.8, the right of each Shareholder referred to in clause 7.4 will be satisfied by either but not both of:

(a) the Shareholder subscribing for and paying up in full Shares in its Respective Proportion; or

(b) loans to PPPL or the applicable Subsidiary from each Shareholder on identical terms by each Shareholder (as may be agreed among the parties), in its Respective Proportion,

as determined by Shareholders by an affirmative vote of a Special Majority from time to time provided that at no time shall any Shareholder be required to provide additional funds. For the avoidance of doubt, Shareholders must not be given the option to provide additional funding by way of either Shares or loans in respect of any single funding call.

7.6 Right to provide Funding

Subject to clause 7.8:

(a) if a party chooses not to provide additional funds (whether by way of Shareholder loans or equity) to PPPL or any of its Subsidiaries in accordance with clauses 7.4 and 7.5 in such period as may be specified by a resolution of Shareholders pursuant to clause 7.4, PPPL shall offer the opportunity to provide the additional funding (the ***Unfunded Portion***) to the other Shareholders who have agreed to provide such additional funding (the ***Funding Shareholders***);

(b) any offer by PPPL or the applicable Subsidiary to the Funding Shareholders in accordance with clause 7.6(a) shall remain open for 30 days;

(c) at any time during the period referred to in clause 7.6(b), any of the Funding Shareholders may by notice in writing to PPPL or the applicable Subsidiary (as the case may be) accept the offer in respect of some or all of the Unfunded Portion. If the aggregate amount for which acceptances have been received pursuant to this

clause 7.6(c) exceeds the Unfunded Portion, acceptances shall be deemed to be in proportion to the Respective Proportions of the accepting Funding Shareholders but no Shareholder shall be obliged to take more Shares or provide loan funds than originally nominated by it.

7.7 Failure to Obtain Funding

If, following the completion of the steps referred to in clauses 7.4, 7.5 and 7.6, PPPL or the applicable Subsidiary has not received commitments from Shareholders to provide all of the additional funding required by a resolution of Shareholders in accordance with clause 7.4, PPPL or the applicable Subsidiary will obtain such funding from the Shareholders that any of them have committed to, however PPPL or the applicable Subsidiary must not offer the opportunity to provide additional funding to any person who is not a Shareholder unless such action has been approved by the affirmative vote of a Special Majority of Shareholders.

7.8 Funding to Acquire Securities in United

Clauses 7.4 to 7.7 shall not apply to the provision of additional funding to PPPL for the purpose of subscribing for, or acquiring, additional securities in United, which shall be governed by clause 10.

8. DEALINGS WITH SHARES

8.1 Dealings

Except as expressly provided in this Agreement a Shareholder must not Dispose of all or any of its Shares unless it has received the prior written consent of each of the other Shareholders (*Remaining Holders*).

8.2 No Disposal for 2 years

Subject to clause 8.4 and the terms of the Share Sale Agreement, no Shareholder may Dispose of any of its Shares for a period of 2 years from Completion.

8.3 Permitted Transfers

(a) Subject to clauses 8.2, 8.4, 8.5, 9.3 and 9.4 and the terms of the Share Sale Agreement, a Shareholder (the ***Transferring Holder***) may Dispose of its Shares if the Disposal is conducted in accordance with the provisions of clauses 8.3(b) to (i) (inclusive).

(b) If the Transferring Holder wishes to Dispose of its Shares, it must first give to each of the Remaining Holders notice in writing of such wish (a ***Transfer Notice***).

(c) A Transfer Notice:

(1) may be given in respect of all or some of the Transferring Holder's Shares (the ***Sale Shares***) provided that a Shareholder must not give a Transfer Notice in respect of less than 2.5% of the Shares on issue (unless that Shareholder owns less than 2.5% of the Shares on issue in which case it may only give a Transfer Notice for all of the Shares owned by it); and

(2) must specify the number of Shares comprising the Sale Shares and state that the Sale Shares are irrevocably offered for sale in accordance with this clause 7 at the price stated in the Transfer Notice (***Transfer Price***), and must contain the terms upon which the Sale Shares are offered for sale.

(d) A Transfer Notice constitutes an unconditional offer (*Offer*) to sell the Sale Shares upon the terms set out in the Transfer Notice which shall remain open for 45 days from the date of the Transfer Notice (*Offer Period*).

(e) Subject to clause 8.3(h)(1), at any time during the Offer Period, any of the Remaining Holders (*Acceptor*) may by notice in writing to the Transferring Holder (with a copy to be provided to the other Remaining Holders) accept the Offer in respect of some or all of the Sale Shares. The contract so formed (*Sale Contract*) shall be subject to the terms and conditions of this clause 8. If the aggregate number of Shares in respect of which acceptances are received exceeds the number of Sale Shares, acceptances shall be deemed to be in proportion to the Respective Proportions of the Acceptors but no Acceptor shall be obliged to take more Shares than originally nominated by it.

(f) Acceptances of an Offer pursuant to clause 8.3(e) must be unconditional other than any necessary regulatory approvals.

(g) Subject to clause 8.3(h)(1), settlement of any Sale Contract must occur within 30 days (or if regulatory approval is required, a maximum of 55 days) after the expiry of the Offer Period, whereupon the Transferring Holder must deliver to the Acceptor Share certificates for the relevant Shares together with share transfers or other transfer documents duly executed by the Transferring Holder in favour of the Acceptor and the Acceptor must pay by bank cheque to the Transferring Holder the Transfer Price for each Sale Share purchased.

(h) If acceptances have not been received in respect of all Sale Shares following compliance with clauses 8.3(b) to (g) (inclusive), the Transferring Holder may, subject to clause 8.3(i), either:

(1) notify all of the Acceptors, within 5 Business Days following the end of the Offer Period that it withdraws the Sale Notice and does not propose to complete any of the Sale Contracts. If the Transferring Holder does so notify the Acceptors, it may at any time within 80 days after the Offer Period expires transfer all but not some only of the Sale Shares to any third party at a price not less than the Transfer Price and on terms no more favourable to the purchaser than as set out in the Transfer Notice. If the transfer of all the Sale Shares does not occur within that period, the Transferring Holder may not transfer these Sale Shares without first complying with the requirements of clauses 8.3(b) to (g) (inclusive); or

(2) at any time within 80 days after the Offer Period expires transfer any of the remaining Sale Shares to any person at a price not less than the Transfer Price and on terms no more favourable to the purchaser than as set out in the Transfer Notice. If the transfer of any of the Sale Shares does not occur within that period, the Transferring Holder may not transfer those Sale Shares without first complying with the requirements of clauses 8.3(b) to (g) (inclusive).

(i) The Transferring Holder may only transfer Sale Shares to a third party under clause 8.3(h) if:

(1) that third party is not a Competitor;

(2) that third party first enters into a deed with the Remaining Holders pursuant to which that third party agrees to be bound by the obligations of the Transferring Holder under this Agreement; and

(3) each of the Remaining Holders has approved, such approval not to be unreasonably withheld, that the third party is, or the third party together with any person who may be required by the Remaining Holders (as a condition of their approval pursuant to this sub-clause) to guarantee the third party's obligations pursuant to clause 17 together are, of similar financial standing and integrity to the Remaining Holders.

8.4 Permitted Transfers to Affiliates

(a) A Shareholder may transfer any Shares held by it at any time to any of its Affiliates provided that the Affiliate has first entered into a deed pursuant to which that Affiliate agrees to be bound by the obligations of the transferring Shareholder under this Agreement.

(b) Any transfer of Shares by a Shareholder to an Affiliate in accordance with clause 8.4(a) will not relieve the relevant Holding Company or the original Shareholder of its obligations under this Agreement and that Holding Company shall guarantee the obligations of the relevant Affiliate in accordance with clause 17. This clause will not apply to AMP.

(c) If AMP Asset Management ceases to be the manager of any Affiliate which holds Shares, then unless the new manager of such fund has entered into a deed agreeing to be bound by the terms of clause 17 upon or prior to being appointed manager of that fund, the relevant Shareholder shall be deemed to have given a Transfer Notice in accordance with clause 8.3 in respect of all of the Shares held by it.

(d) If an Affiliate of AMP holds any Shares, that Affiliate may, by notice in writing to PPPL, irrevocably appoint AMP Asset Management to be its attorney, proxy and representative for all purposes relating to the Shares, and this Agreement.

(e) If a notice is given to PPPL under paragraph (d) above, the Shares held by AMP, and its Affiliates shall be regarded as all being held by AMP Asset Management, for purposes of determining the rights of AMP Asset Management under this Agreement.

(f) If Axiom ceases to be the manager of any Affiliate of STC which holds Shares, then unless the new manager of such fund has entered into a deed agreeing to be bound by the terms of clause 17 upon or prior to being appointed manager of that fund, STC shall be deemed to have given a Transfer Notice in accordance with clause 8.3 in respect of all the Shares held by it;

(g) If an Affiliate of STC holds any Shares, that Affiliate may, by notice in writing to PPPL, irrevocably appoint STC to be its attorney, proxy and representative for all purposes relating to the Shares, and this Agreement;

(h) If a notice is given to PPPL under paragraph (g) above, the Shares held by STC and its Affiliates shall be regarded as all being held by STC, for the purposes of determining the rights of STC under this Agreement.

8.5 Mortgaging Shares

The Shareholders must not provide their Shares as security, or create or give any mortgage, lien, charge or encumbrance over their Shares in favour of any person.

8.6 Transfer by Holding Company or Interposed entity

The provision of clauses 8.1 to 8.5 inclusive apply mutatis mutandis, to the Disposal of Shares by a Holding Company or by any entity interposed between such Holding Company and any Shareholder. Any Holding Company or other entity which attempts to Dispose of Shares in a manner inconsistent with the provisions of this part 8 shall be deemed to have given a Transfer Notice in accordance with clause 8.3 in respect of all of the Shares owned by the relevant Shareholder.

8.7 Deemed Transfer Notice

If a Shareholder or its Holding Company goes into liquidation (as that term is referred to in clause 1.2(q)) or if any steps are taken to place such an entity in liquidation (otherwise than for the purposes of a bona fide solvent reorganisation), such a Shareholder shall be deemed to have given a Transfer Notice in accordance with clause 8.3 in respect of all of the Shares held by it.

8.8 Determination of Price

If, pursuant to clauses 8.4(c), 8.6 or 8.7 a Shareholder is deemed to have given a Transfer Notice, the Transfer Price at which such Shareholder shall be deemed to offer all of its Shares to the Remaining Shareholders is an amount determined as the fair market value for a private sale of such Shares by an independent person agreed between the parties or failing agreement a person nominated by the Auditor. For the purposes of clause 8, the Offer Period shall not commence until the independent person has notified the parties of the Transfer Price.

8.9 Attorney

For the purposes of any of the transactions contemplated by this part 8 (the ***relevant transactions***):

(a) each party irrevocably and for valuable consideration appoints the Directors severally as its attorney to complete and execute such instruments for and on its behalf as the attorney thinks necessary or desirable to give effect to any of the relevant transactions;

(b) each such appointor agrees to ratify and confirm whatever the attorney lawfully does, or causes to be done, under the appointment noted above;

(c) each such appointor agrees to indemnify the attorney against all claims, demands, costs, damages, losses and liabilities arising in any way in connection with the lawful exercise of all or any of the attorney's powers and authorities under that appointment; and

(d) each such appointor agrees to deliver to the secretary upon demand such powers of attorney, instruments of transfer and other instruments as the secretary of PPPL may require for the purposes of any of the relevant transactions.

8.10 Listing of Shares

This Agreement shall terminate on the admission of PPPL to the Official List of the Australian Stock Exchange.

8.11 Subordinated Convertible Notes

(a) Subject to clauses 8.11(b), 9.3 and 9.4, a Shareholder may not Dispose of any Subordinated Convertible Notes held by it.

(b) If a Shareholder Disposes of any Shares in accordance with this part 8 it must also Dispose of the same Respective Proportion of its Subordinated Convertible Notes to the transferee of the Shares.

8.12 Ordinary Debt

(a) Subject to clause 8.12(b) and (c), and clauses 9.3 and 9.4, a Shareholder may not Dispose of any Ordinary Debt held by that Shareholder.

(b) If a Shareholder Disposes of any Shares in accordance with this part 8, an equivalent Respective Proportion of the Ordinary Debt of that Shareholder shall become immediately repayable to that Shareholder.

(c) Any Shareholder who Disposes of Shares in accordance with this part 8 shall cause the transferee to lend to PPPL Ordinary Debt in the same amount as is repayable to the transferring Shareholder pursuant to clause 8.12(b).

8.13 Options

(a) Subject to clause 8.13(b), a Shareholder may not Dispose of any of its rights under the Option Deed.

(b) Subject to the provisions of the Option Deed, if a Shareholder Disposes of all of its Shares in accordance with this part 8, PPPL and the Shareholders must cause the rights and obligations of that transferring Shareholder under the Option Deed to be novated in favour of the person to whom those Shares have been transferred.

(c) If all Shareholders who are members of the AMP Group cease to be Shareholders pursuant to clause 9, the Option Deed shall terminate but the remaining Shareholders shall at the request of UAH promptly enter into an Option Deed on the same terms and conditions.

8.14 Application of Corporations Law Chapter 6

The Shareholders consent to the provisions of Chapter 6 of the Corporations Law not applying to any acquisition of Shares permitted or contemplated by this Agreement, but this consent will be automatically withdrawn upon the conversion of PPPL to a public company.

9. RIGHT OF FIRST REFUSAL

9.1 Operation

This clause 9 applies only if and from the date on which the AMP Option Date occurs.

9.2 Definitions

In this clause 9:

(a) *AMP Option Completion* means the fifth Business Day after:

(i) in the case of clause 9.3, the satisfaction of the conditions specified in clause 9.3(b);

(ii) in the case of clause 9.4(a)(i), the satisfaction of the conditions specified in clauses 9.4(b)(i) and (iii); and

(iii) in the case of clause 9.4(a)(ii), the satisfaction of the conditions specified in clauses 9.4(b)(ii) and (iii).

(b) *AMP Option Date* means the completion of the sale and purchase of Shares pursuant to the exercise of UAH's call option under the AMP Call Option Deed dated on or about the date of this Agreement between UAH, AMP and AMP Custodian.

(c) *AMP Party* means each member of the AMP Group which is a Shareholder.

(d) *AMP Shares* means all the Shares held by the AMP Parties immediately prior to AMP Option Completion.

(e) *Convertible Notes Outstanding* means the principal amount of the Subordinated Convertible Notes owing to the AMP Parties at AMP Option Completion.

(f) *Exercise Date* means:

(i) if clause 9.3 applies, the date upon which the AMP Parties exercise their option under clause 9.3;

(ii) if clause 9.4 applies, the date upon which UAH makes it election under clause 9.4.

(g) *Option Term* means the period commencing on 1 September 1999 and terminating on 28 February 2001.

(h) *Ordinary Debt Outstanding* means the Ordinary Debt owing to the AMP Parties at AMP Option Completion.

(i) *Redemption* means a selective buy-back by PPPL of the AMP Shares in accordance with the requirements and procedures prescribed by Division 4B, Part 2.4 of the Law or such other procedure (including a selective reduction of capital) which AMP and UAH agree achieves the same result and is as effective as a selective buy-back from a legal, taxation and accounting perspective.

(j) *Stapled Security* means one ordinary share and one unsecured, subordinated, non-interest bearing loan note issued by United and which can only be sold together.

(k) *United Securities* means the applicable percentage of the Stapled Securities held by PPPL in United at AMP Option Completion. The applicable percentage means the Respective Proportion of the AMP Parties at AMP Option Completion.

9.3 AMP Option

(a) The AMP Parties may collectively by 120 days notice to the other Shareholders at any time during the Option Term require the other Shareholders to procure that upon the expiration of the 120 day period:

(i) PPPL transfer the United Securities to the AMP Parties at AMP Option Completion in proportion to their Respective Proportions as consideration for the Redemption by PPPL of the AMP Shares (the fair market value of the AMP Shares for the purposes of the Redemption will be calculated in accordance with clause 9.4(d)); and

(ii) the Ordinary Debt Outstanding and the Convertible Note Outstanding be repaid by PPPL in full together with accrued interest.

If the value of the United Securities calculated in accordance with paragraph 9 of Schedule 3 is less than the aggregate value of the AMP Shares, the Ordinary Debt and the Convertible Notes Outstanding, PPPL must pay the amount of the deficiency to the AMP Parties in their Respective Proportions as additional consideration for

the Redemption. If that value is greater than that aggregate value, the AMP Parties must pay the amount of the excess to PPPL as an adjustment to the consideration for the Redemption.

(b) The transactions provided for in sub-paragraph (a) are conditional on:

(i) the Redemption taking place in accordance with all applicable statutory requirements;

(ii) UAH not exercising its right of first refusal under clause 9.4; and

(iii) either:

(A) the Treasurer of the Commonwealth of Australia not making an order under Part II of the Foreign Takeovers and Acquisitions Act 1975 (other than an interim order under section 22) within the time limit specified in section 26 of that Act; or

(B) a notice in writing being issued by or on behalf of the Treasurer (on terms reasonably acceptable to the affected Shareholders) stating or to the effect that the Australian Government does not object to the selective buy-back of the Shares of the AMP Parties,

whichever first occurs.

9.4 **Right of First Refusal**

(a) If the AMP Parties exercise their option under clause 9.3, UAH may elect by notice to the AMP Parties within 30 days of the date on which the AMP Parties give their notice under clause 9.3(a) for one of the following transactions to be effected:

(i) the sale by the AMP Parties of the AMP Shares to UAH (or its nominee) at their fair market value calculated in accordance with sub-paragraph (d) at AMP Option Completion and the repayment of the Ordinary Debt Outstanding by PPPL to the AMP Parties at AMP Option Completion together with accrued interest and the assignment of the Convertible Notes Outstanding for their face value to UAH (or its nominee) at AMP Option Completion (any accrued interest on the Convertible Notes Outstanding at the time of AMP Option Completion will be paid to the AMP Parties in their Respective Proportions), (the ***Sale Option***); or

(ii) (A) the payment by PPPL to the AMP Parties at AMP Option Completion of the fair market value of the AMP Shares calculated in accordance with sub-paragraph (d) as consideration for the Redemption by PPPL of the AMP Shares; and

(B) the repayment by PPPL of the Convertible Notes Outstanding and the Ordinary Debt Outstanding to the AMP Parties at AMP Option Completion together with accrued interest,

(the ***Buy-back Option***).

(b) The transactions provided for:

(i) in sub-paragraph (a)(i) are conditional on an order approving the consummation of the transactions contemplated by the Sale Option being obtained from applicable regulatory authorities of the United States of America, on terms reasonably acceptable to the Shareholders (UAH and UtiliCorp must use their best efforts to obtain the necessary orders within 100 days from the Exercise Date);

(ii) in sub-paragraph (a)(ii) are conditional on the implementation of the Redemption in accordance with all applicable statutory requirements;

(iii) in sub-paragraphs (a)(i) and (ii) are also conditional on either:

(A) the Treasurer of the Commonwealth of Australia not making an order under Part II of the Foreign Takeovers and Acquisitions Act 1975 (other than an interim order under section 22) within the time limit specified in section 26 of that Act; or

(B) a notice in writing being issued by or on behalf of the Treasurer (on terms reasonably acceptable to the affected Shareholders) stating or to the effect that the Australian Government does not object to the acquisition of the Shares in the case of the Sale Option or to the selective buy-back of the Shares in the case of the buy-back option,

whichever first occurs.

(c) If UAH and UtiliCorp have not obtained all necessary orders referred to in sub-paragraph (b)(i) within 100 days from the Exercise Date, AMP may by notice to UAH require to have the AMP Shares redeemed pursuant to clause 9.3. In that case and despite any other provision to the contrary:

(i) clause 9.3 (other than clause 9.3(b)(ii)) shall apply;

(ii) the Exercise Date shall be the date upon which AMP gives its notice under this sub-paragraph (c); and

(iii) the Shareholders shall procure that the transactions contemplated by clauses 9.3(a)(i) and (ii) are effected within 40 days after the Exercise Date.

(d) The fair market value of the AMP Shares will be calculated by the application of the following formula:

$$\left[\frac{NOS}{TNOS}\right] \times (TA-TL)$$

Where:

NOS means the total number of Shares held by the AMP Parties at the Exercise Date;

TA means the total assets of PPPL at the Exercise Date (including, without limitation, the principal outstanding amount of the loan from PPPL to United on that date) calculated on the basis set out in Schedule 3.

TL means the total liabilities of PPPL at the Exercise Date (including, without limitation, the Ordinary Debt and Subordinated Debt outstanding on that date) calculated on the basis set out in Schedule 3.

TNOS means the total number of Shares at the Exercise Date.

(e) The Shareholders (other than the AMP Parties) must provide to PPPL the necessary funds either by way of equity or loans or a mixture of both having regard to the financial position of PPPL at the time for the purposes of:

(i) financing the Redemption if UAH elects for the Buy-Back Option; and

(ii) repayment of the Ordinary Debt Outstanding and Convertible Note Outstanding pursuant to clause 9.3(a)(ii) or clause 9.4(a)(ii).

If UAH elects for the AMP Shares to be sold to UAH (or its nominee) in accordance with clause 9.4(a)(i), UAH must provide sufficient funds to effect the purchase, repayment and assignment referred to in that clause or procure that its nominee does so.

(f) If UAH nominates a purchaser under sub-paragraph (a) it will nevertheless remain liable for payments to the AMP Parties pursuant to this clause 9.4 if the nominee fails to do so for whatever reason (other than a breach of clause 9.7). A third party nominated by UAH may only acquire the Shares if:

(i) that third party is not a Competitor;

(ii) that third party first enters into a deed with the remaining Shareholders pursuant to which that third party agrees to be bound by the obligations of the AMP Parties under this Agreement; and

(iii) each of the remaining Shareholders has approved, such approval not to be unreasonably withheld, that the third party is, or the third party together with any person who may be required by the remaining Shareholders (as a condition of their approval pursuant to this sub-clause) to guarantee the third party's obligations pursuant to clause 17 together are, of similar financial standing and integrity to the remaining Shareholders.

9.5 Assurances

(a) Each Shareholder undertakes with each other Shareholder and PPPL to:

(i) make all necessary and appropriate applications and supply all necessary and appropriate information for the purposes of promptly satisfying the conditions in clauss 9.3(b) or 9.4(b), as applicable and not withdraw or procure the withdrawal of any application made or information supplied for those purposes;

(ii) take all necessary actions to complete promptly the applicable transactions contemplated by this Agreement;

(iii) without limiting sub-paragraphs (a) and (b), exercise all its votes, powers and rights under the Articles and this Agreement to complete promptly the transactions contemplated by sub-paragraph (a), including without limitation, implementing the procedure for, and voting in favour of, the Redemption and the entry into of all necessary agreements (including, if applicable, a buy-back agreement between PPPL and the AMP Parties) and

exercise all its votes, powers and rights in relation to PPPL so as to ensure that PPPL fully and promptly observes, complies with and gives effect to the applicable transactions contemplated by this Agreement.

(b) The obligations of the Shareholders under this clause 9.5 include an obligation to exercise its powers both as a shareholder and to cause the Directors (where applicable and to the extent permitted by law) to procure that matter or thing.

9.6 Stamp Duty

Any stamp duty payable on any transfer or other instrument in respect of transactions contemplated by:

(a) clause 9.3, shall be paid by the AMP Parties;

(b) the Sale Option, shall be paid by UAH (or its nominee); and

(c) the Buy-back Option, shall be paid by PPPL.

9.7 Warranty on Transfer

As at the date of any transfer of Shares (including by way of Redemptions) or United Securities in accordance with this clause, the transferor of those Shares or United Securities will be deemed to represent and warrant in favour of the transferee (including for the benefit of any nominee which is not a party to this Agreement at the time), that the transferor has the capacity to transfer the Shares or United Securities and that the transfer will pass to the transferee clear and unencumbered title of those Shares or United Securities, subject only to this Agreement.

9.8 Attorney

For the purposes of any of the transactions contemplated by this part 9 (the ***Relevant Transactions***):

(a) each party irrevocably and for valuable consideration appoints the Directors severally as its attorney to complete and execute such instruments for and on its behalf as the attorney thinks necessary or desirable to give effect to any of the Relevant Transactions;

(b) each such appointor agrees to ratify and confirm whatever the attorney lawfully does, or causes to be done, under the appointment noted above;

(c) each such appointer agrees to indemnify the attorney against all claims, demands, costs, damages, losses and liabilities arising in any way in connection with the lawful exercise of all or any of the attorney's powers and authorities under that appointment; and

(d) each such appointer agrees to deliver to the secretary upon demand such powers of attorney, instruments of transfer and other instruments as the secretary of PPPL may require for the purposes of any of the Relevant Transactions.

9.9 Joint and Several

The obligations of the AMP Parties under this clause are joint and several.

10. ACQUIRING SECURITIES IN UNITED

10.1 Decision to Acquire

A decision that PPPL should subscribe for, or acquire, additional securities in United may be made by any Shareholder (irrespective of whether the other Shareholders agree) in circumstances where such subscription or acquisition is necessary to ensure that PPPL maintains a holding of not less than 51% of the issued United Voting Shares. Subject to the remaining provisions of this clause 10, the Shareholders will co-operate with each other and do all things necessary or desirable to ensure that any such decision to subscribe for, or to acquire, additional securities in United is implemented by PPPL.

10.2 Pro-rata Funding of the Acquisition

If a Shareholder (the ***Initiating Shareholder***) determines that PPPL should subscribe for, or acquire, additional securities in United to maintain PPPL's holding of not less than 51% of the issued United Voting Shares, the opportunity to provide the funding to PPPL to finance such subscription or acquisition must first be offered to each Shareholder pro-rata in accordance with their Respective Proportions. Any funding provided by the Shareholders to PPPL for this purpose shall be by way of the Shareholders subscribing for and paying up in full Shares in their Respective Proportions and making loans to PPPL by way of ordinary debt and convertible notes in their Respective Proportions in the same ratio as the Shares, Ordinary Debt and Convertible Notes on issue or outstanding at the time the funding is to be provided bear to each other.

10.3 Additional Funding

If a party chooses not to provide additional funds to PPPL within 30 days of being provided with the opportunity to do so, PPPL shall offer the opportunity to provide the additional funding (the ***Shortfall***) to the other Shareholders who have agreed to provide such additional funding (the ***Contributing Shareholders***). Any offer by PPPL to the Contributing Shareholders shall remain open for 30 days.

10.4 Excess Contributions

At any time during the second period of 30 days referred to in clause 10.3, any of the Contributing Shareholders may by notice in writing to PPPL accept the offer in respect of some or all of the Shortfall. If the aggregate amount for which acceptances have been received pursuant to this clause 10.4 exceeds the Shortfall, acceptances shall be deemed to be in proportion to the Respective Proportions of the accepting Contributing Shareholders but no Shareholder shall be obliged to provide more funds than originally nominated by it.

10.5 Failure to Make up Shortfall

If, following the completion of the steps referred to in clauses 10.1 to 10.4, PPPL has not received commitments from Shareholders to provide all of the funding required by PPPL to subscribe for, or acquire, securities in United to maintain its holding not less than 51% of the issued United Voting Shares, PPPL will obtain such funding from the Shareholders that any of them have committed to, and may, subject to clause 10.6, offer to a third party the opportunity to provide the additional funding to make up the Shortfall by subscribing for and paying up in full Shares and making loans to PPPL by way of ordinary debt and convertible notes in the same ratio as the Shares, Ordinary Debt and Convertible Notes on issue or outstanding at the time the funding is to be provided bear to each other.

10.6 Third Parties

A third party may only be offered the opportunity to provide additional funding to PPPL in accordance with clause 10.5 if:

(a) that third party is not a Competitor;

(b) that third party first enters into a deed with all the Shareholders pursuant to which that third party agrees to be bound by the provisions of this Agreement; and

(c) each of the Shareholders has approved, such approval not to be unreasonably withheld, that the third party is, or the third party together with any person who may be required by the Shareholders (as a condition of their approval pursuant to this sub-clause) to guarantee the third party's obligations pursuant to clause 17 together are, of similar financial standing and integrity to the Shareholders.

10.7 Failure to Obtain Funding

If PPPL is unable to obtain funding from the Shareholders and any third parties to whom the opportunity to provide funding has been offered pursuant to clause 10.6 sufficient to subscribe for, or acquire, securities in United to maintain its holding of not less than 51% of the issued United Voting Shares, it may require the Initiating Shareholder to contribute the funding for such acquisition or subscription. Upon PPPL giving notice to the Initiating Shareholder that it is required to contribute the funding for such acquisition or subscription, the Initiating Shareholder shall provide such funding by subscribing for and paying up in full Shares and making loans to PPPL by way of ordinary debt and convertible notes in the same ratio as the Shares, Ordinary Debt or Convertible Notes on issue or outstanding at the time the funding is to be provided bear to each other, unless within a period of 14 days of the notification it notifies PPPL and the other Shareholders of its intention to not provide the funding.

11. SHAREHOLDERS' RIGHTS IN RESPECT OF UNITED SECURITIES

11.1 Voting by PPPL in United

The Shareholders acknowledge that the Board shall exercise PPPL's voting rights in respect of securities in United held by PPPL. Subject to the remaining provisions of this clause 11, the Shareholders shall do all things within their power as Shareholders to cause the Directors (subject to their fiduciary duties) to exercise PPPL's voting rights in respect of securities in United held by PPPL in accordance with the wishes of each Shareholder in its Respective Proportion.

11.2 Right to Select

(a) The Shareholders agree to do all things within their power as Shareholders to cause the Directors (subject to their fiduciary duties) to exercise PPPL's rights in respect of securities in United held by PPPL to nominate and elect one or more directors of United in accordance with the wishes of each Shareholder entitled to select one or more persons for nomination and election by PPPL as a director of United, as described in Clauses 11.2(b), (c), (d) and (e), 11.3 and 11.4.

(b) Subject to clauses 11.3 and 11.4, each Shareholder having a Respective Proportion of 14% or more is entitled to do all things within its power as a Shareholder to cause the Directors to select a number of persons identified by such Shareholder equivalent to the number of percentage points of such Shareholder's Respective Proportion divided by 14 for nomination and election by PPPL as a director of United. Fractions in the number of persons are to be disregarded in this calculation. Notwithstanding the foregoing, for so long as STC has the number of Shares issued to it as at Completion of the Share Sale Agreement it shall be entitled to do all

things within its power as a Shareholder to cause the Directors to select one person identified by STC for nomination and election by PPPL as a director of United. For the purpose of determining AMP's Respective Proportion, the shareholding of AMP and its Affiliates will be aggregated. For the purpose of determining STC's Respective Proportion, the shareholding of STC and its Affiliates will be aggregated. Each Shareholder agrees to do all things within its power as Shareholder to give full force and effect to this clause.

(c) If the Respective Proportion of a Shareholder changes such that the entitlement of that Shareholder to identify persons for selection by the Directors for nomination and election by PPPL as a director of United to the extent provided in clause 11.2(b) and 11.3 changes, the Shareholders must do all things within their power so that, to the extent possible, the number of directors of United identified by the Shareholder for selection by the Directors for nomination or election by PPPL as a director of United reflects the entitlement of the Shareholder to identify such persons.

(d) If an Initial Shareholder Disposes of its Shares to an Affiliate in accordance with clause 8.4, the Initial Shareholder shall retain any rights it has to select persons for selection by the Directors for nomination or election by PPPL as directors of United for so long as that Affiliate remains an Affiliate of the Initial Shareholder and the Affiliate shall not have any right to identify a person or persons for selection by the Directors for nomination or election by PPPL as directors of United for that period of time.

(e) An Initial Shareholder may, at any time, notify PPPL in writing that it forfeits its right to identify a person for selection by the Directors for nomination or election by PPPL as a director of United Energy under clauses 11.2(b) and 11.3 and such notice shall be irrevocable.

11.3 Minimum Proportion

Subject to clauses 11.2(b) and 11.4, a Shareholder having a Respective Proportion of less than 14% is not entitled to identify a person for selection by the Directors for nomination or election by PPPL as a director of United.

11.4 Persons Selected by Initial Shareholders

(a) Subject to clause 11.4(b), nothing in clauses 11.2 or 11.3 shall require the resignation or removal of a director of United identified by an Initial Shareholder, if following the removal of such a director that Initial Shareholder would have no person identified by it on the United Board. (For the avoidance of doubt, any action taken by PPPL with respect to the nomination, appointment or removal of a director from the United Board will be undertaken in accordance with a resolution of the Directors of PPPL).

(b) Clause 11.4(a) shall not apply if:

(1) the Initial Shareholder has a Respective Proportion of less than 5%; or

(2) the change in the Respective Proportion of the Initial Shareholder has resulted from a Disposal of Shares by that Initial Shareholder or its Affiliate.

11.5 Appointment and Function of Nominations Committee

Subject to clause 11.2, each Shareholder agrees to do all things within its power as Shareholder so that for so long as UtiliCorp remains bound by any service obligation under the Operating Services Agreement and is entitled to select at least three persons for nomination and election by PPPL as a director of United in accordance with clause 11.2(a):

(a) the United Board appoints (and maintains on an ongoing basis) a Nominations Committee comprising three directors, of which two shall be persons selected by UtiliCorp for nomination and election by PPPL to the United Board;

(b) the Nominations Committee shall have the sole responsibility to:

(1) from time to time as it deems necessary or advisable, recommend to the United Board the appointment and removal of the chairman and deputy chairman of the United Board;

(2) from time to time as it deems necessary or advisable, recommend to the United Board the appointment, terms of employment, and removal of United's chief executive officer; and

(3) on an annual basis, review and evaluate the performance of United's chief executive officer and present the results of such review and evaluation to the United Board;

(c) as part of its deliberations in relation to any recommendation to the United Board regarding the appointment of the deputy chairman of the United Board, the Nominations Committee must give consideration to the appointment of a director who has not been selected by UtiliCorp for nomination and election by PPPL to the United Board.

11.6 Communications to Shareholders

PPPL will deliver all information, notices, letters, facsimiles, or communications of any form received in its capacity as a shareholder in United to each Shareholder within five business days of its receipt.

12. COMPETITION

12.1 EnergyOne

UtiliCorp agrees that UE and its Subsidiaries will be its primary investment vehicle for the development of EnergyOne Services in Australia.

12.2 Mutual Obligations

UtiliCorp covenants in favour of each Shareholder, and each Shareholder covenants in favour of each other Shareholder, that it shall not, and shall procure that its Related Bodies Corporate do not, directly or indirectly provide management services to, or take operational control of an entity which competes with the business of United in Victoria without first offering such opportunity to PPPL or its Related Bodies Corporate, except where the opportunity relates to the duplication of the existing services of United in its business territory (in which case the prior consent of the Shareholders must be obtained).

12.3 UtiliCorp

(a) Except for activities related to the gas business but subject to clause 12.2, UtiliCorp covenants with the Shareholders that it shall not (and shall procure that its Related Bodies Corporate do not) directly or indirectly anywhere in Australia:

(i) acquire a controlling interest (as defined in the Electricity Industry Act 1993 as at the date of this Agreement) in any entity which competes with the business of PPPL or its Related Bodies Corporate (a ***Competing Business***);

(ii) provide management or operational services to any Competing Business; or

(iii) sell or grant a licence to any third party with respect to the brand name "EnergyOne" at such time,

without first offering such opportunity to PPPL or its Related Bodies Corporate

(b) For the avoidance of doubt, if UtiliCorp acquires a controlling interest in another business or entity which is not a Competing Business, but subsequently that business or entity becomes a Competing Business, UtiliCorp must then offer that interest to PPPL or its Related Bodies Corporate on reasonable terms.

(c) If PPPL or a Related Body Corporate of PPPL agrees to participate in an opportunity referred to in clause 12.3(b), UtiliCorp is entitled to be the manager of such opportunity, and, in such capacity, shall be entitled to receive a management fee to be agreed.

(d) In the event PPPL (including its Related Bodies Corporate) declines to participate in such opportunity (because the Shareholders of PPPL do not approve the opportunity), then, subject to clause 5.8 of the Operating Services Agreement, UtiliCorp will be free to pursue that opportunity in accordance with clause 12.4.

(e) Nothing in this Agreement prevents UtiliCorp from acquiring a non-controlling interest in any business or entity.

12.4 Offer of Opportunities, Products and Services

Any opportunity, interest, product or service, or licence in respect of such product or service, which must be offered by UtiliCorp or its Related Bodies Corporate to PPPL and/or its Related Bodies Corporate for the purposes of clause 12.3, shall be offered on the following terms:

(a) (i) UtiliCorp shall and shall procure that its Related Bodies Corporate, at the time of making the offer or as soon as possible thereafter, provide to PPPL (on behalf of PPPL and its Related Bodies Corporate) such information relating to the opportunity, product or service as UtiliCorp would provide if it were offering the opportunity, product or service to an independent third party for commercial exploitation;

(ii) any information required by PPPL in addition to that provided by UtiliCorp under clause 12.4(a)(i) will be at the expense of PPPL;

(b) unless PPPL reasonably determines that the opportunity, purchase or use of the product or service would involve a substantial change in the business conducted by PPPL and its Related Bodies Corporate, PPPL or its Related Bodies Corporate may accept such offer within 30 days of its receipt of the offer or the provision of the

relevant information by UtiliCorp or its Related Bodies Corporate (as the case may be), failing which acceptance the offer shall be deemed to have been rejected by PPPL and its Related Bodies Corporate;

(c) if PPPL reasonably determines that the opportunity or purchase or use of the product or service would involve a substantial change in the business conducted by PPPL and its Related Bodies Corporate, PPPL or its Related Bodies Corporate (as the case may be) may accept such offer within 90 days of its receipt of the offer or the provision of the relevant information by UtiliCorp or its Related Bodies Corporate (as the case may be), failing which acceptance the offer shall be deemed to have been rejected by PPPL and its Related Bodies Corporate;

(d) where PPPL and its Related Bodies Corporate have rejected (because the Shareholders or their director nominees vote against acceptance by PPPL or its Related Bodies Corporate of the offer) or are deemed to have rejected an offer, UtiliCorp or its Related Bodies Corporate may, within 12 months of such rejection, offer the relevant opportunity, product or service to a third party on terms no more favourable than those offered to PPPL and its Related Bodies Corporate; and

(e) where UtiliCorp or its Related Bodies Corporate makes an offer to PPPL and its Related Bodies Corporate of an opportunity to purchase, licence or use a product or service, unless and until that offer is rejected or deemed to have been rejected under paragraph (b) or (c) (as the case may be) neither UtiliCorp nor its Related Bodies Corporate will make any offer whatsoever in respect of the opportunity, product or service in question to any Competing Business within the area to which the offer to PPPL or its Related Bodies Corporate relates, as contemplated by the Business Plan (as defined in the Operating Services Agreement).

12.5 Entitlement to Compete

Subject to the provisions of the Operating Services Agreement and clauses 12.1 to 12.5 (both inclusive), the Shareholders may engage in any activities (including investing in any venture) notwithstanding that these activities may be competitive with the Business.

12.6 Relationship with Operating Services Agreement

(a) The provisions of this clause 12 apply in addition to the rights and obligations of the parties to the Operating Services Agreement so that UtiliCorp and its Related Bodies Corporation are not relieved from any obligation to offer an opportunity, interest, product or service, or licence in respect of such product or service, which must be offered for the purposes of clause 12.2 or 12.3 to PPPL or its Related Bodies Corporate (an *SA Opportunity*) by the making of any offer to United or its Subsidiaries under the Operating Services Agreement. At the same time as UtiliCorp or a Related Body Corporate of UtiliCorp offers an opportunity to United and its Subsidiaries under the OSA which is also an SA Opportunity, it must offer the SA Opportunity to PPPL and its Related Bodies Corporate under Clause 12.3. Any acceptance by PPPL or a Related Body Corporate of PPPL of an offer in respect of an SA Opportunity must be conditional on United and its Subsidiaries not accepting the offer made under the Operating Services Agreement. This clause 12 will cease to apply to the SA Opportunity if United or its Subsidiaries decline or are deemed to have declined the offer made under the Operating Services Agreement.

(b) This clause 12 shall be operative for the term of the Operating Services Agreement and, to the extent necessary, shall survive the termination of this Agreement.

(c) For the purposes of this clause 12 United and its Subsidiaries are deemed not to be Related Bodies Corporate of PPPL.

13. WARRANTIES

13.1 Warranties on Sale

As at the date of any transfer of Shares in accordance with this Agreement, the transferor of those Shares will be deemed to represent and warrant in favour of each transferee, that the transferor has the capacity to transfer the Shares and that the transfer will pass to the transferee clear and unencumbered title of those Shares, subject only to this Agreement.

13.2 Representations and Warranties

Each of the parties represents and warrants in favour of each other party that:

(a) *authority*: it has full power and authority to enter into and perform its obligations under this Agreement;

(b) *authorisations*: it has taken all necessary action to authorise its execution, delivery and performance of this Agreement in accordance with its terms;

(c) *binding obligations*: this Agreement constitutes legal, valid and binding obligations on such party and, subject to any necessary stamping and registration, is enforceable against such party in accordance with its terms;

(d) *transaction permitted*: the execution, delivery and performance by it of this Agreement does not and will not violate:

(1) to the best of its knowledge and belief, any applicable law, regulation, authorisation, ruling, consent, judgment, order or decree or any governmental agency; or

(2) its memorandum and articles of association or other constituent documents;

13.3 Independent Warranties

Each warranty in this clause 13 is independent of each other warranty and is not limited by reference to any other warranty in this clause 13.

13.4 Survival of Representations and Warranties

The representations and warranties in this clause 13 survive the execution of this Agreement.

14. DIVIDENDS

14.1 Dividend Policy

(a) Subject to clause 14.1(b), the parties agree that, unless otherwise determined by the Shareholders by the affirmative vote of a Special Majority (as required by clause 4.2(i)) PPPL must in respect of each financial year of PPPL distribute by way of dividend, or such other manner as the parties agree, 100% of the audited consolidated net profit after tax of PPPL for that Financial Year (as determined by the Auditor) less any amount that the Directors by Simple Majority resolve should be retained to meet the future operating requirements of PPPL.

(b) The parties agree that all dividends paid by PPPL must be out of available cash reserves and that PPPL must not borrow funds to allow for the payment of dividends.

15. FUTURE VENTURES

The parties acknowledge that the formation of the Consortium was only to acquire the Shares in a single venture and that nothing in this Agreement shall give any party any right to participate in any future undertakings of any other parties.

16. SHAREHOLDER INFORMATION

16.1 Management Reports

Whilst PPPL remains an unlisted company, Shareholders shall be entitled to receive a quarterly management report setting out details of the operations of PPPL for the previous quarter.

16.2 Board papers

Whilst PPPL remains as an unlisted company, Shareholders shall be entitled to receive, upon written request, copies of all Board papers.

17. GUARANTEE OF PERFORMANCE

17.1 Guarantee by Holding Company

Subject to clause 17.2:

(a) Each Holding Company severally guarantees to the other parties to this Agreement the performance of its Shareholder's obligations under this Agreement;

(b) If a Shareholder fails to perform its obligations under this Agreement when they are due, the relevant Holding Company must immediately on demand from any other party cause the Shareholder to perform its obligations under this Agreement;

(c) Each Holding Company indemnifies the other parties to this Agreement against any claim, action, damage, loss, liability, cost, expense or payment suffered, paid or incurred by that other party in relation to:

  (1) the failure of the relevant Shareholder to perform its obligations under this Agreement; or

  (2) the failure of the Holding Company to cause the relevant Shareholder to perform its obligations under this Agreement.

17.2 Non Application to AMP and STC

The provisions of clause 17.1 shall not require AMP to guarantee the obligations of any of its Affiliates or STC to guarantee the obligations of any of its Affiliates.

18. PUBLICITY AND CONFIDENTIALITY

18.1 Agreed Announcements

Immediately following Completion, the parties may make a public announcement in a form agreed between the parties.

18.2 Legal Requirements

A party may disclose anything in respect of this Agreement, its investment in PPPL as required:

(a) by applicable law; or

(b) by any recognised stock exchange on which its shares or securities in United are listed or are to be listed,

but to the extent possible, it must consult with the other parties before making the disclosure and use all reasonable endeavours to agree on the form and extent of the disclosure.

18.3 Disclosure to Officers, employees and professional advisers

A party may disclose anything in respect of this Agreement or the terms of the acquisition of the Shares to the Officers, employees and professional advisers of that party and its Affiliates but it must use its best endeavours to ensure all matters disclosed are kept confidential.

18.4 Disclosure of Shareholder Information

A party may disclose to any shareholder, investor or potential investor in that party, any information provided to it in relation to PPPL unless a Simple Majority of the Board determines that such information is commercially sensitive and must not be disclosed.

18.5 Further publicity

Subject to clauses 18.1 to 18.4 inclusive, each party undertakes that it will not disclose anything in respect of this Agreement or its investment in PPPL unless each other party has first consented in writing, such consent not to be unreasonably withheld.

19. GENERAL

19.1 Notices

(a) Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party:

(1) must be in legible writing and in English addressed as shown below:

(A) if to UtiliCorp, UAP, UAH or UAI:

Address: 20 West Ninth Street
Kansas City, Missouri 64105
United States of America

Attention: Robert L Howell
Facsimile: (816) 467 3595; and

(B) if to STC:

Address: Level 20
83 Clarence Street
Sydney, New South Wales, 2000

Attention: Manager, Private Capital
Facsimile: 02 9238 5374

(C) if to AMP, AMP Asset Management, AMP Investment Services or AMP Custodian:

Address: 33 Alfred Street
Sydney, New South Wales, 2000

Attention: Senior Portfolio Manager
Facsimile: 02 9257 2746

(D) if to PPPL:

Address: Level 3
43-45 Centreway
Mount Waverley, Victoria, 3149

Attention: Company Secretary
Facsimile: 03 9222 9120

or as specified to the sender by any party by notice;

(2) must be signed by an Officer or under the common seal of the sender;

(3) is regarded as being given by the sender and received by the addressee:

(A) if by delivery in person, when delivered to the addressee:

(B) if by post, on delivery to the addressee; or

(C) if by facsimile transmission, when received by the addressee,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee's time) it is regarded as received by 9.00am on the following Business Day; and

(4) can be relied upon by the addressee and the addressee is not liable to any other person for any consequences of that reliance if the addressee believes it to be genuine, correct and authorised by the sender.

(b) A facsimile transmission is regarded as legible unless the addressee telephones the sender within 2 hours after the transmission is received or regarded as received under clause 19.1(a)(3) and informs the sender that it is not legible.

(c) In this clause 19, reference to an addressee includes a reference to an addressee's officers, agents or employees or any person reasonably believed by the sender to be an officer, agent or employee of the addressee.

19.2 Governing law and jurisdiction

(a) This Agreement is governed by the laws of Victoria.

(b) Each party irrevocably submits to the exclusive jurisdiction of the courts of Victoria.

(c) UtiliCorp and UAP appoint UAH in relation to proceedings in Victoria as their agent to receive service of any legal process on their behalf.

19.3 Relationship

Nothing in this Agreement shall be deemed to constitute a partnership or a principal/agent relationship between any of the parties and their liability in each case shall be several and not joint or joint and several.

19.4 Prohibition or enforceability

(a) Any provision of this Agreement which, or performance in accordance with which, is prohibited in any jurisdiction is, in that jurisdiction, ineffective only to the extent of that prohibition.

(b) Where any provision of this Agreement or performance in accordance with it is void, illegal or unenforceable, it may be severed without affecting the enforceability of the other provisions of this Agreement.

19.5 Waivers

(a) Waiver of a breach of this Agreement must be in writing and signed by the party granting the waiver.

(b) A breach of this Agreement is not waived by any failure or delay in exercise, or partial exercise, of any of the provisions of this Agreement or by the grant of time or any other indulgence.

19.6 Variation

A variation of any term of this Agreement must be in writing and signed by all of the parties.

19.7 Further assurances

Except as expressly provided in this Agreement, each party must at its own cost do all things necessary to discharge all of its obligations under this Agreement and execute all documents, in each case as any other party from time to time reasonably requires in order to effect, perfect or complete the provisions of this Agreement and any transaction contemplated by it.

19.8 Assignment

Subject to the terms of this Agreement, no party may assign its rights under this Agreement without the prior written consent of all of the other parties.

19.9 Entire agreement

This Agreement embodies the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes any prior negotiation, arrangement, understanding or agreement with respect to the subject matter or any term of this Agreement and the Memorandum of Understanding (other than the provisions in clauses 4 and 7 of the Memorandum of Understanding relating to confidentiality and expenses which shall survive the execution of this Agreement and any termination of this Agreement, including by way of non-satisfaction of conditions precedent) and the Current Shareholders Agreement shall cease to have effect upon the coming into effect of this Agreement.

19.10 Articles

If there is any inconsistency between the terms of this Agreement and the Articles or other constituent documents of PPPL, this Agreement will prevail and each of the parties must use its best endeavours to procure that the Articles or other constituent documents are amended so as to be consistent with this Agreement.

19.11 Attorneys

Each of the attorneys executing this Agreement states that the attorney has no notice of the revocation of that attorney's power of attorney.

19.12 Counterparts

This Agreement may be executed in any number of counterparts which together will constitute one instrument. A party may execute this Agreement by signing any counterpart.

19.13 Survival of provisions

All accrued rights of parties, together with the provisions of parts 11, 14, 17 and 18 survive termination of this Agreement.

20. DUTIES, COSTS AND EXPENSES

20.1 Duties

Subject to Clause 9.6 the Shareholders, in their Respective Proportions must pay any stamp duty in respect of the execution, delivery and performance of this Agreement.

20.2 Costs and Expenses

Subject to clause 20.1, each party must pay its own costs and expenses in respect of the negotiation, preparation, execution, delivery and registration of this Agreement.

20.3 Costs of Performance

Any action to be taken by any party to this Agreement in performing its obligations under this Agreement must be taken at its own cost and expense unless otherwise provided in this Agreement.

EXECUTED by parties as an agreement.

SIGNED for and on behalf of **UTILICORP UNITED INC** by its duly authorised attorney in the presence of:)

Stephen Robertson — Witness

Attorney

SR Robertson — Name (please print)

L GOLLIDING — Name (please print)

SIGNED for and on behalf of **UTILICORP ASIA PACIFIC, INC** by its duly authorised attorney in the presence of:)

Witness — Attorney

SR Robertson — LGILLDING

Name (please print) — Name (please print)]

SIGNED for and on behalf of **UTILICORP AUSTRALIA HOLDINGS PTY LIMITED** by its duly authorised attorney in the presence of:)

Witness — Attorney

SR Robertson — LGILLDING

Name (please print) — Name (please print)

SIGNED for and on behalf of **UTILICORP AUSTRALIA, INC.** by its duly authorised attorney in the presence of:)

Witness — Attorney

SR Robertson — LGILLDING

Name (please print) — Name (please print)

SIGNED for and on behalf of **SAS TRUSTEE CORPORATION** by its duly authorised attorney in the presence of:)

Witness — Attorney

P. Dowding — David Shields

Name (please print) — Name (please print)

SIGNED for and on behalf of **AMP LIFE LIMITED** by its duly authorised attorney in the presence of:)

Stephen Robertson
Witness

Stephen Robertson
Name (please print)

Attorney

G E TIMMS
Name (please print)

SIGNED for and on behalf of **AMP ASSET MANAGEMENT AUSTRALIA LIMITED** by its duly authorised attorney in the presence of:)

Stephen Robertson
Witness

Stephen Robertson
Name (please print)

Attorney

G E TIMMS
Name (please print)

SIGNED for and on behalf of **AMP INVESTMENT SERVICES PTY LIMITED** by its duly authorised attorney in the presence of:)

Stephen Robertson
Witness

Stephen Robertson
Name (please print)

Attorney

G E TIMMS
Name (please print)

SIGNED for and on behalf of **AMP CUSTODIAN SERVICES PTY LTD** by its duly authorised attorney in the presence of:)

Witness

Stephen Robertson

Name (please print)

Attorney

G E TIMMS

Name (please print)

SIGNED for and on behalf of **POWER PARTNERSHIP PTY LIMITED** by its duly authorised attorney in the presence of:)

SRR

Witness

Attorney

SRR

Name (please print)

SR Robertson

L GOULDING

Name (please print)

SCHEDULE 1

Initial Shareholders, Initial Respective Proportions and Holding Companies

Shareholder	Respective Proportion	Holding Company	Shares in PPPL
SASB	9.23%	SASB	4,615,000
AMP (or Affiliates)	40.87%	AMP	20,435,000
UAH	49.9%	UtiliCorp	24,950,000
	100%		

SCHEDULE 2

Capacity of AMP Parties
(Clause 1.5)

AMP Asset Management, in its capacity as manager of the trusts and funds listed below and as manager for investments by AMP.

AMP Investment Services, in its capacity as trustee of the:

Australian Energy Fund
Infrastructure Equity Fund
AIF-UE Trust
Private Capital Trust No 6
Private Capital Trust No 7
Private Capital Trust No 8

AMP Custodian, in its capacity as custodian of the:

Australian Energy Fund
Infrastructure Equity Fund
AIF-UE Trust
Private Capital Trust No 6
Private Capital Trust No 7
Private Capital Trust No 8

SCHEDULE 3

Assets and Liabilities Calculation

1. The fair market value is to be determined by reference to the statement of assets and liabilities of PPPL as at the Exercise Date (the *A&L Statement*).

2. Within seven days of the Exercise Date PPPL must prepare the A&L Statement adopting the same accounting principles and valuation basis as for prior years. Such statement is to include, without limitation, items (a), (b) and (c) as assets and item (d) as liabilities:

   (a) the value of the Stapled Securities held by PPPL;

   (b) the principal outstanding amount of the loan from PPPL to United (to be discounted at an appropriate discount rate using an assumed repayment schedule both of which are to be negotiated by AMP, PPPL and UAH in good faith and agreed);

   (c) the value of any other investments held by PPPL other than the Stapled Securities held by PPPL; and

   (d) the Ordinary Debt and principal outstanding amount of Subordinated Debt.

3. Each of the AMP Parties and UAH is entitled to appoint its auditor to review the A&L Statement while that work is progressing and will advise PPPL of the auditor, if any, it has appointed for that purpose.

4. PPPL will provide a copy of the A&L Statement to the AMP Parties and UAH.

5. The AMP Parties and UAH may review the working papers of PPPL relating to the A&L Statement.

6. Within five days of PPPL providing a copy of the A&L Statement the AMP Parties and UAH must advise PPPL whether or not it agrees with the net asset position stated in the A&L Statement.

7. If the AMP Parties or UAH do not give notice of disagreement with the net asset position so stated, with the reasons for their/its disagreement, within five days of being provided with an A&L Statement, they will be deemed to have accepted the A&L Statement.

8. Any difference between the parties over the A&L Statement may be referred for resolution by an independent auditor appointed by agreement between UAH, PPPL and AMP who must resolve the difference within five days and such resolution will be binding on the parties.

9. To determine the value of the interest of PPPL in United, the Market Price of one Stapled Security in United shall be multiplied by the total number of Stapled Securities in United held by PPPL. The Market Price means the average of the "market price" (as defined in the Listing Rules of Australian Stock Exchange Limited) of one Stapled Security in United over the three trading days prior to the Exercise Date.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	11 October, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **143/02**

SUBJECT : **Initial Director's Interest Notice (Appendix 3X); and Change of Director's Interest Notice (Appendix 3Y)**

NOTE - If you do not receive _7_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity	AMP Limited
ABN	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of appointment	7 October 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities
• 137,043 ordinary shares; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and • 365,000 options held under the AMP Executive Option Plan.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
N/A	

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	• contract between the Director and AMP Limited in respect of 50,000 shares issued to the Director under the AMP Executive Share Ownership Plan disclosed in Part 1 above; and • contract between the Director and AMP Limited in respect of options issued to the Director under the AMP Executive Option Plan disclosed in Part 1 above.
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Andrew Max MOHL
Date of last notice	11 October 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Andrew Max Mohl ATF Mohl Superannuation Fund. (15,000 shares were transferred from the Director to his personal superannuation fund.)
Date of change	8 October 2002
No. of securities held prior to change	• 137,043 ordinary shares held in the name of the Director; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and • 365,000 options held under the AMP Executive Option Plan.
Class	Ordinary
Number acquired	N/A
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	N/A

+ See chapter 19 for defined terms.

No. of securities held after change	• 122,043 ordinary shares held in the name of the Director; • 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; • 15,000 ordinary shares held in the name of Andrew Max Mohl ATF Mohl Superannuation Fund; and • 365,000 options held under the AMP Executive Option Plan.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity: AMP LIMITED
ABN: 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	The Right Honourable Victor Miles George Aldous Baron Killearn
Date of last notice	8 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Greenwood Nominees Limited (an associated company).
Date of change	8 October 2002
No. of securities held prior to change	12,623 ordinary shares held in the name of Greenwood Nominees Limited.
Class	Ordinary
Number acquired	1,217 ordinary shares acquired in the name of Greenwood Nominees Limited.
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$13,630.40

+ See chapter 19 for defined terms.

No. of securities held after change	13,840 ordinary shares held in the name of Greenwood Nominees Limited.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.




144

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 14 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : **Part One: AMP announces organisational changes**
Part Two: Presentation

ANNOUNCEMENT NO.: **144/02**

NOTE - If you do not receive _18_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

14 October 2002

AMP announces organisational changes

AMP has today announced changes to its senior management team and organisational structure, including the separation of the United Kingdom Financial Services (UKFS) business into two streams.

AMP Chief Executive Officer Andrew Mohl said this announcement represented the first step in his recently announced five point reform agenda, which includes addressing areas of the business with inadequate returns and a strong focus on core businesses.

"I have moved quickly to establish a new executive team that shares my passion for reform and values based leadership and will drive the business agenda," Mr Mohl said.

"We are committed to achieving a turnaround in AMP's performance and restoring shareholder value."

The key changes to AMP's organisational structure are:

- ***UKFS will be separated into two clear business streams – mature and contemporary***

The mature business will assume responsibility for the management and long-term run-off of the UKFS mature and closed book of products in Pearl, London Life and National Provident Life. The mature book consists primarily of products sold through the 90:10 fund, which AMP has previously announced its intention to close by the end of 2003.

The contemporary business will include NPI (IFA distribution and corporate pensions), Towry Law, Ample, the UK operations of AMP Banking and the development of new, open architecture products and platforms.

"I have previously made the point that investors have clearly not been comfortable with the results being achieved, relative to the risks being run," Mr Mohl said.

"The separation of UKFS into two streams allows us to better manage the risks, which are different for each business. The mature and contemporary businesses require different management skills and have distinct drivers of shareholder value.

"Our execution of strategy will be twofold. In the mature business, we will seek to excel at managing the closed books of business, optimising costs, retention and capital management. In the contemporary business, we will pursue targeted opportunities in those areas where we believe we have real competitive advantage.

"I want to reiterate that AMP remains committed to fixing the problems in the UK and not looking for an exit. We intend to manage the mature and contemporary businesses with a clear focus on maximising long-term shareholder value."

- ***Closure of AMP International; and Asian & European financial services businesses report regionally***

The operating businesses formerly part of AMP International will report regionally.

AMP Asia (AMP Sanmar in India and AMP Japan) will move under Australian Financial Services and the European operations (including the proposed acquisition of Commerzbank Asset Management Italia) will form part of the contemporary UKFS business.

Development work will also be scaled back.

Other businesses that formed part of AMP International, including the Virgin joint venture and Cobalt, will shift to AMP Strategy & Development.

The international operations of Henderson Global Investors are not impacted by any of these changes.

- ***Global Information Technology closed as a stand alone division***

A streamlined corporate IT function will form part of the Strategy & Development unit, working in partnership with the strengthened business unit IT functions.

This partnership approach will form the model for the relationship between all corporate office functions and the business units, enabling a considerable reduction in corporate overheads in 2003.

- ***Chief Operating Officer, Financial Services role discontinued***

Andrew Mohl held this role for about one month before his appointment as CEO. Given changes to structure and staffing, the role will not be filled.

Management Team

A number of changes have been made to the senior management team reporting to Andrew Mohl.

As a result, five senior executives will be leaving the organisation: Tom Fraser, Managing Director UK Financial Services; Tim Wade, Managing Director, International, Strategy & Development; Warwick Foster, Chief Information Officer; Peter Noble, General Counsel; and Andrew Jones, General Manager, Human Resources.

New appointments to the team are:

Mature UK Financial Services: This business will be known as AMP UK Life Services. **Ian Laughlin**, subject to UK regulatory approvals, has been appointed to lead this stream. Ian has over 20 years experience in the financial services industry, most recently as Director, Office of the MD in UK Financial Services and, in effect, its Chief Operating Officer.

Reporting to Ian as Director, Business Transformation will be **Jonathan Moss,** presently Appointed Actuary AMP Life in Australia. Jonathan has extensive experience of UK financial services and, as Chief Actuary, was responsible for the financial restructuring of the closed book at NPI.

Contemporary UK Financial Services: This business will be known as AMP UK Contemporary Financial Services. Subject to UK regulatory approvals, **John Drabble** has been appointed to head this business.

Originally from the UK, John has extensive experience of 'new world' wealth management. He has been Managing Director of a number of AMP businesses including the Australian unit trust business; fully owned IFA Hillross Financial Services; and AMP New Zealand. More recently, he has been in charge of 'new world' product and platform development in Australia, covering superannuation, income streams, investments and risk products.

Chief Financial Officer: **Paul Leaming** has been confirmed as CFO. He brings strong finance experience and extensive knowledge of AMP's business operations to the position.

Office of the CEO: **Christine McLoughlin** has been appointed General Manager of the Office of the CEO. Moving from her position as Board Executive and Company Secretary, Christine will be responsible for providing executive support to the CEO, as well as for regulatory affairs, corporate secretariat, corporate social responsibility and Office of the General Counsel.

General Manager, Strategy & Development: **Marc de Cure**, formerly Chief Financial Officer, has agreed to remain with the company in a new capacity as General Manager, Strategy & Development. This allows AMP to retain Marc's skills, which have included successful divestments and overseeing significant group-wide cost savings.

Marc's portfolio will include strategy; mergers, acquisitions and divestments; corporate IT; development; and other businesses formerly part of AMP International.

General Manager, Human Resources: **Gareth Bennett** will act in this role pending a full search. Gareth has worked with AMP in senior human resources roles in both Australia and the UK since 1996.

Management of the other two major businesses remains unchanged, with **Roger Yates** and **Craig Dunn** continuing in their respective roles as Managing Director, Henderson Global Investors and Managing Director Australian Financial Services. **Matthew Percival's** role as General Manager, Corporate Affairs also remains unchanged.

"These changes are necessary to meet my commitment to move quickly to reform AMP," Mr Mohl said.

"I would like to thank those executives who are leaving for their contributions to AMP and wish them well for the future.

"We now have in place a fresh team to drive the transformation of AMP. Each member of the team brings in-depth understanding of the company to their role which means we can move quickly to turn AMP around.

Overview of changes

"The significant changes being announced are designed to enable AMP to deliver better return on equity to shareholders," Mr Mohl said.

"We have moved quickly, which reflects the determination and enthusiasm of the new management team to turn around the performance of AMP.

"It is early days but there is already a renewed sense of optimism and self-belief at AMP that augurs well for the future."

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

ATTACHMENT - CVs

John Drabble
Managing Director, AMP UK Contemporary Financial Services

Originally from the UK, John Drabble has extensive understanding and experience of 'new world' wealth management, having been Managing Director of a number of AMP's retail financial services businesses.

Since August 2001, Mr Drabble has been Product Development & Integration Director, AMP Financial Services Australia. In that capacity, he has been in charge of 'new world' product and platform development covering superannuation, income streams, investments and risk products.

Prior to that, Mr Drabble was Managing Director, AMP Financial Services, New Zealand. During his two years in the role, he oversaw major increases in new business, cashflows and profitability.

Mr Drabble also has extensive understanding of distribution having held the positions of Managing Director, Hillross Financial Services and Managing Director AMP Financial Planning. He joined AMP in 1993 as Chief Executive Officer of AMP Personal Investments Ltd.

Before joining AMP, Mr Drabble was National Manager, Marketing and Distribution for Advance Asset Management. He has also held a number of senior sales and marketing management positions in Mars Inc and Unilever.

Ian Laughlin
Managing Director, AMP UK Life Services (mature business)

Ian Laughlin has over 20 years experience in financial services covering sales, service, strategy and financial management. He is a qualified actuary and a fellow of the Institute of Actuaries in both UK and Australia.

Since May 2002, Mr Laughlin has been Director of the MD's office, AMP UK Financial Services and has effectively been acting as UKFS' Chief Operating Officer. Prior to his transfer to the UK, he held the same position in AMP Financial Services Australia for over two years.

Mr Laughlin joined AMP in 1996 as Chief Manager Life and Risk Insurance Service. He has since gained widespread experience of the business through a number of senior roles including General Manager, Product Development and Sourcing and General Manager, Customer Solutions for AMP Financial Services Australia.

Before joining AMP, Mr Laughlin was General Manager Retail Customer Services for Suncorp and held a number of senior roles at National Mutual including General Manager, Finance in Hong Kong, where he oversaw a period of significant growth and General Manager, Strategy where he played an integral role in the proposed ANZ–National Mutual merger.

Christine McLoughlin
General Manager, Office of the CEO

Christine joined AMP in 1997. Before her appointment to the Office of the CEO, she was Board Executive and Company Secretary. In this role, Christine was responsible for the development of Board and governance policies across AMP's businesses. Christine also led the establishment of company-wide policies and practices associated with corporate social responsibility.

She joined AMP as Group Executive Legal Counsel, and in 1999 was appointed Director of Corporate Services for AMP's Asset Management business, managing its finance, legal and compliance and information technology functions.

Christine was previously Optus Communications' Corporate Counsel and with Allen Allen & Hemsley in both Sydney and London.


AMP

Driving reform - structural & management changes

Andrew Mohl
Chief Executive Officer

14 October 2002


AMP

CEO's reform agenda

Five areas of focus:

- Addressing low return channel and product lines
- Closely managing short term growth ambitions outside core businesses
- Increasing transparency and quality of disclosure
- Tackling 'sacred cows' and embedded behaviours
- Role modelling values based leadership

Reorganisation is an important step in delivering reform



Key changes to organisational structure

Driving focus on AMP's core businesses

- AMP UK Financial Services
  - Separation into two clear businesses - mature & contemporary
- AMP International
  - Closure of business unit / realignment of operating businesses
- Global IT
  - Closure of global IT function as a stand alone division
- Position of Chief Operating Officer, Financial Services eliminated



Separation of UK Financial Services – Why?

Key drivers of shareholder value and skill-sets required to succeed in traditional and new worlds are fundamentally different

Mature UK Financial Services	Contemporary UK Financial Services
• Excel at management of closed books • Disciplined cost control • Customer retention • Balance sheet & risk management • Capital / financial restructuring	• Pursue targeted opportunities where AMP has competitive advantage • Contemporary, capital efficient products • Modern platforms & technology • Distribution expertise • Operational efficiency


AMP

Separation of UK Financial Services – What?

Mature UK Financial Services

Manufacturing legal entities:

- National Provident Life Limited (closed book)
- London Life Limited (closed book)
- Pearl Assurance Plc (some open products pending reorganisation. Note this includes risk products)

Distribution:

- Interim management and transformation of the Direct Sales Force

Contemporary UK Financial Services

Manufacturing legal entities:

- NPI Limited
- Various unit trust companies & OEICs

Distribution:

- Towry Law
- IFA Distribution
- Corporate Pensions
- Ample (direct channel)
- AMP Banking (UK)
- AMP Europe (incl. pending acquisition of Commerzbank Asset Management Italia)

Support Functions:

Customer service, Finance, HR, Legal & Compliance, Marketing and Public Affairs



Separation of UK Financial Services – How?

Overview of new operating model

Mature UK Financial Services	Contemporary UK Financial Services
• Servicing UKFS' book of closed products, being run off over time • Using stable systems • Unencumbered by the need to develop new products / upgrade systems • Providing good service to customers to assist retention • Optimising return on capital	• Selling capital efficient modern products • Using flexible / easy to maintain systems • Unencumbered by legacy issues • Providing good service to new customers and advisers • Competing profitably in open architecture environment



Separation of UK Financial Services - Goals

- To enable mature business to focus on retention, costs of servicing, capital and risk profile – improving ROIC
- To enable contemporary business to focus on products and channels where AMP has competitive advantage
- To provide greater focus on key drivers of shareholder value and ROIC
- To create greater operational flexibility in a tough and challenging environment


AMP

Realignment and closure of AMP International

Key implications

- Operating businesses to report regionally
  - Asia to Australian Financial Services
  - Europe to Contemporary UK Financial Services
- Cobalt to report to General Manager, Strategy & Development
- All other development work scaled back
- AMP Banking
  - operationally: reports regionally
  - as an entity: reports to General Manager, Strategy & Development

Rationale

- Near-term curtailing of growth ambitions


AMP

Closure of global IT function

Implications

- Elimination of position of Chief Information Officer
- Streamlined corporate function within Strategy & Development
- Partnership with strengthened business unit IT functions

Rationale

- 'Partnership' approach facilitates corporate cost reductions in 2003 and delivers better business results – template for all corporate office operations



New senior management team to drive turnaround

Andrew Mohl
Managing Director & Chief Executive Officer

Business Units				Corporate				
Ian Laughlin Managing Director AMP UK Life Services	**John Drabble** Managing Director AMP UK Contemporary Finance Services	**Craig Dunn** Managing Director Australian Financial Services	**Roger Yates** Managing Director Henderson Global Investors	**Matthew Percival** General Manager Corporate Affairs	**Gareth Bennett** Acting General Manager Human Resources	**Paul Leaming** Chief Financial Officer	**Marc de Cure** General Manager Strategy and Development	**Christine McLoughlin** General Manager Office of the CEO
Pearl *London Life* *NPI closed book* *Direct sales force*	*Towry Law* *IFA distribution* *Corporate Pensions* *NPI open book* *Ample (direct channel)* *AMP Banking (UK) operations* *AMP Europe*	*Financial services in Australia & New Zealand* *AMP Asia (including India and Japan)* *AMP Banking (Aust. & NZ) operations*	*International asset management operations*	*Media* *Sponsorship & AMP Foundation* *Corporate communications* *Brand* *Government affairs*	*Organisation design* *Reward & Recognition* *Executive resourcing & planning* *Leadership & employee development*	*Finance* *Investor relations* *Internal audit* *Compliance*	*Mergers, acquisitions & divestments* *Corporate strategy* *Corporate IT* *Development (New Ventures)* *Cobalt* *Virgin Money* *AMP Banking entity*	*Executive CEO support* *Corporate Secretariat* *Office of the General Counsel* *International regulatory affairs* *Information and intellectual property security* *Corporate Social Responsibility*

AMP




145

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 14 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Confirmation of briefings

ANNOUNCEMENT NO.: 145/02

AMP will hold two teleconferences – one for media and one for fund managers and analysts - to discuss the organisational changes announced today. Transcripts of both teleconferences will be available on AMP's website (www.ampgroup.com) on Tuesday 15 October 2002.

In addition, a series of one-on-one meetings with institutional investors and meetings with analysts will be held over the next month to discuss the changes. The materials to be used in these briefings are all available on AMP's website.

NOTE - If you do not receive _1_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.




146

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 15 October, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **146/02**

SUBJECT : **AMP RPS Fourth Supplementary Prospectus**

NOTE - If you do not receive __3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Fourth Supplementary Prospectus

AMP LIMITED (ABN 49 079 354 519)
AMP HENDERSON GLOBAL INVESTORS LIMITED (ABN 59 001 777 591)

This supplementary prospectus (Fourth Supplementary Prospectus) relates to the Replacement Prospectus issued by AMP Limited and AMP Henderson Global Investors Limited dated 26 September 2002 in connection with the issue of Reset Preferred Securities (Prospectus), the Supplementary Prospectus dated 30 September 2002 (Supplementary Prospectus), the Second Supplementary Prospectus dated 1 October 2002 (Second Supplementary Prospectus) and the Third Supplementary Prospectus dated 4 October 2002 (Third Supplementary Prospectus).

This Fourth Supplementary Prospectus supplements, and should be read together with, the Prospectus, the Supplementary Prospectus, the Second Supplementary Prospectus and the Third Supplementary Prospectus. Words and expressions used in this Fourth Supplementary Prospectus have the meanings given to them in the Prospectus.

This Fourth Supplementary Prospectus is dated 15 October 2002. It was lodged with the Australian Securities and Investments Commission on that day.

Recent Developments

AMP announced on 14 October 2002 a new senior management team and organisational structure, including the separation of the United Kingdom Financial Services (UKFS) business into two streams.

AMP Chief Executive Officer Andrew Mohl stated in the announcement that the changes represented the first step in his recently announced five point reform agenda, which includes addressing areas of the business with inadequate returns and a strong focus on core businesses.

The key changes to AMP's organisational structure are:

- **UKFS will be separated into two clear business streams - mature and contemporary**

The mature business will assume responsibility for the management and long-term run-off of the UKFS mature and closed book of products in Pearl, London Life and National Provident Life. The mature book consists primarily of products sold through the 90:10 Fund, which AMP has previously announced its intention to close at the end of 2003. The contemporary business will include NPI (IFA distribution and corporate pensions), Towry Law, Ample, the United Kingdom operations of AMP Banking and the development of new, open architecture products and platforms.

- **Closure of AMP International; and Asian & European financial services businesses report regionally**

The operating businesses formerly part of AMP International will report regionally. AMP Asia (AMP Sanmar in India and AMP Japan) will move under Australian Financial Services and the European operations (including the proposed acquisition of Commerzbank Asset Management Italia) will form part of the contemporary UKFS business. Development work will also be scaled back.

Other businesses that formed part of AMP International, including the Virgin joint venture and Cobalt will shift to AMP Strategy & Development.

- **Global Information Technology closed as a stand alone division**

A streamlined corporate IT function will form part of the Strategy & Development unit, working in partnership with the strengthened business unit IT functions.

This partnership approach will form the model for the relationship between all corporate office functions and the business units, enabling a considerable reduction in corporate overheads in 2003.

A number of changes have also been made to the senior management team, reporting to Andrew Mohl. Details are set out in the announcement.

A copy of the full text of AMP's ASX announcement on 14 October 2002 is available on the AMP website at www.ampgroup.com

Consent to lodgment

Each director of the Issuer and AMP has given, and not withdrawn, their consent to the lodgment of this Fourth Supplementary Prospectus with ASIC. This Fourth Supplementary Prospectus has been signed by Phil Mackey, Company Secretary, on behalf of AMP Limited and AMP Henderson Global Investors Limited.

Phil Mackey

Phil Mackey
Company Secretary
AMP Limited
AMP Henderson Global Investors Limited





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 17 October, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **147/02**

SUBJECT : **Issue of Additional Shares by the Shareholder Relations Committee**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

17 October 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 922 additional shares as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,612,299 shares.

Yours faithfully,

P.J. Mackey
Acting Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	922
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

+ See chapter 19 for defined terms.

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000

+ See chapter 19 for defined terms.

5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 17 October 2002

Print name: P.J. Mackey, Company Secretary

= = = = =

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE:	22 October, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **148/02**

SUBJECT : **Issue of Additional Shares – Performance Share and Option Plan**

NOTE - If you do not receive _9_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney, NSW, 2000
GPO Box 4134
Sydney NSW 2001 Australia

Telephone 02 9257 5472
Facsimile 02 9257 7178

22 October 2002

Company Announcements Office
Australian Stock Exchange Limited
Level 4, 20 Bridge Street
SYDNEY NSW 2000

Dear Sirs,

ISSUE OF ADDITIONAL SHARES

AMP Limited ('AMP') has issued 60,000 additional shares under the AMP Performance Share and Option Plan as set out in the attached Appendix 3B.

As a result of the issue, AMP's total issued capital has increased to 1,133,672,299 shares.

Yours faithfully,

P.J. Mackey
Acting Board Executive and Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	60,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Exercise price: Nil Expiry date: 12 July 2003

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do *not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	60,000 shares @A$12.59 per share (closing price on 21 October 2002).
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The shares were issued pursuant to the exercise of 60,000 options under the Performance Share and Option Plan, at an exercise price of A$nil per share. A value of A$12.59 per share has been ascribed to the 60,000 shares. A copy of the terms and conditions of the offer was lodged with the ASX.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	22 October 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	1,133,612,299 + 60,000 ------------------- 1,133,672,299	

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	Total no. issued as at 22 October 2002: 38,856,373	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or

+ See chapter 19 for defined terms.

1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 22 October 2002

Print name: P.J. Mackey, Company Secretary

== == == == ==

+ See chapter 19 for defined terms.




149

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	23 October 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : AMP RPS offer successful

ANNOUNCEMENT NO.: 149/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

23 October 2002

AMP RPS offer successful

Strong investor demand has led to AMP's Offer of Reset Preferred Securities (RPS) successfully raising the maximum amount of A$1.15 billion.

AMP Chief Executive Officer Andrew Mohl said AMP was pleased that the offer had been so well supported by investors.

"Extensive demand during the institutional bookbuild process and subsequent offer to retail investors has ensured a strong result," he said.

The distribution rate for the RPS will be set on 24 October 2002. The securities will commence trading on the Australian Stock Exchange on a deferred settlement basis on 25 October 2002.

AMP will use the funds to reduce short-term debt, increase its capital resources and generally reinforce the Group's financial strength.

The Offer closed on 18 October 2002.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053




150

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 23 October 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP market briefing

ANNOUNCEMENT NO.: 150/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

23 October 2002

AMP market briefing

As part of its announcement of staffing and structural changes last week, AMP said that it would hold a market briefing to disclose the financial and strategic implications of its reform agenda.

This market briefing is expected to be held in early December 2002.

With the new Senior Management Team in place, all businesses and corporate functions are reviewing their activities and costs in line with the Chief Executive Officer's five point reform agenda. This reform agenda was announced on 2 October 2002:

- addressing channels and product lines with inadequate returns on capital. This may include exits and closures as well as transformation programs to rejuvenate low return areas based on cost cutting and capital initiatives;
- closely managing growth ambitions in the near term outside to ensure maximum focus on the areas where AMP's A$14 billion of capital is invested;
- increasing the transparency and quality of AMP's disclosure;
- tackling some of the sacred cows and embedded behaviours that inevitably develop in a longstanding company; and
- leading AMP with passion, commitment and absolute integrity.

As advised last week, a series of one-on-one meetings with institutional investors and meetings with analysts will be held over the next month. These meetings will discuss the structural and staffing changes announced last week and the general principles underlying the reform agenda.

The materials to be used in these briefings have already been lodged with the Australian Stock Exchange and are available on AMP's website (www.ampgroup.com).

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053




151

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 24 October, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **151/02**

SUBJECT : **AMP RPS Offer**

NOTE - If you do not receive __3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

24 October 2002

AMP RPS offer

On 24 October 2002, 11,500,000 Reset Preferred Securities (RPS) were allotted at $100 each.

Distribution Rate
The distribution rate for the RPS has been set at 8.62 per cent per year, fixed until the first reset date on 24 October 2007.

ASX Trading
The RPS will commence trading on the Australian Stock Exchange on a deferred settlement basis on 25 October 2002 under the code AMKPA. It is expected that normal trading on the ASX will commence on 8 November 2002.

Basis of Allocation
AMP shareholder applicants

AMP Limited ordinary shareholders received preferential allocation over general retail applicants.

Each shareholder who submitted a valid application for preferential allocation of 1,000 RPS or fewer ($100,000) has received all the RPS they applied for. Applicants for more than 1,000 RPS were scaled back so the allocation made was 1,000 RPS plus 90 per cent of the balance of RPS applied for.

General retail applicants

Each successful general retail application for 500 RPS or fewer ($50,000) has been allocated in full. Applications for more than 500 RPS were scaled back so the allocation made was 500 RPS plus 75 per cent of the balance of RPS applied for.

Broker firm applicants

Valid applications under a firm allocation of RPS from a participating broker have been accepted in full.

Inquiries about RPS allocation
Applicants can inquire about their RPS allocation by calling the RPS info line on 1 300 55 030. Broker firm applicants may also inquire about their RPS allocation by contacting their participating broker.

Holding statements and refunds
Despatch of all holding statements and any refund cheques is expected to commence on 31 October 2002.

Indicative statement of twenty largest holders

	Largest 20 holders	Units	% of total offer
1	National Nominees Limited	1,721,537	14.97
2	ANZ Nominees Limited	941,828	8.19
3	Westpac Custodian Nominees Limited	850,620	7.40
4	Citicorp Nominees Pty Limited	393,511	3.42
5	Merrill Lynch (Australia) Nominees Pty Ltd	263,050	2.29
6	UBS Warburg Private Clients Nominees Pty Ltd	235,610	2.05
7	Invia Custodian Pty Limited	208,800	1.82
8	Commonwealth Custodial Services Limited	176,284	1.53
9	Enjak Pty Ltd	150,000	1.30
10	J P Morgan Nominees Australia Limited	140,000	1.22
11	RBC Global Services Australia Nominees Pty Limited	127,000	1.10
12	HSBC Custody Nominees (Australia) Limited	99,601	0.87
13	Credit Suisse First Boston Australia Financial Products Ltd	75,550	0.66
14	The National Mutual Life Association of Australasia Limited	75,000	0.65
15	Leveq Nominees Pty Ltd	74,970	0.65
16	J B Were Capital Markets Limited	70,000	0.61
17	Fortis Clearing Sydney Pty Limited	60,000	0.52
18	UBS Nominees Pty Ltd	53,500	0.47
19	Permanent Trustee Australia	52,500	0.46
20	Equipart Nominees Pty Ltd	50,000	0.43

Indicative distribution schedule of range of holders

Range of Holders	No of holders	No of Securities	% of total offer
1 - 1,000	8,128	1,975,856	17.18
1,001 - 5,000	522	1,291,682	11.23
5,001 - 10,000	81	673,933	5.86
10,001 -100,000	80	2,449,089	21.30
100,001 and over	11	5,109,440	44.43
Total	**8,822**	**11,500,000**	**100.00**




152

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	24 October, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **152/02**

SUBJECT : **Issue of Additional Shares – Dividend Reinvestment Plan**

NOTE - If you do not receive _8_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

AMP Limited

ABN

49 079 354 519

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	25,781,767
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	7,006,707 shares @A$11.40 per share; and 18,775,060 shares @A$11.4776 per share.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	• 7,006,767 shares issued pursuant to the Dividend Reinvestment Plan, copy of which has been provided to the ASX; and • 18,775,606 shares issued pursuant to a Dividend Reinvestment Plan Agreement with UBS Warburg Australia Limited dated 27 September 2002.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	24 October 2002

8 Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
1,133,672,299 + 25,781,767 ------------------ 1,159,454,066	

9 Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)

Number	+Class
Total no. issued as at 24 October 2002: 38,856,373	Various Classes issued on various dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares.

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A
20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

+ See chapter 19 for defined terms.

25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	N/A
39	Class of +securities for which quotation is sought	N/A
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	N/A

+ See chapter 19 for defined terms.

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

N/A

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class
N/A	N/A

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☑ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-

+ See chapter 19 for defined terms.

one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 24 October 2002

Print name: P.J. Mackey, Company secretary

== == == == ==

+ See chapter 19 for defined terms.



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001



ASX ANNOUNCEMENT

DATE:	28 October 2002	
ADDRESSEE:	Name:	Companies Announcements Office
	Company:	Australian Stock Exchange Limited
	Fax No.:	1 300 300 021
COPY:	Name:	Market Information Services Section
	Company:	New Zealand Stock Exchange
	Fax No.:	0015 64 4 473 1470
SENDER:	Name:	Phil Mackey
	Division:	Corporate Secretariat
	E-mail:	phil_mackey@amp.com.au
	Phone:	61 2 9257 9198
	Fax:	61 2 9257 5099
ANNOUNCEMENT NO.:	**153/02**	
SUBJECT:	**Appendix 3Z - Final Director's Interest Notice**	

NOTE – If you do not receive ___3___ page(s) including this one, please contact Penny Chan, on (02) 9257 5453 as soon as possible.

Rule 3.19A.3

Appendix 3Z

Final Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	AMP Limited
ABN	49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Paul John Batchelor
Date of last notice	12 March 2002
Date that director ceased to be director	23 September 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities

- 146,371 Ordinary shares;
- 200,000 AMP Executive Options;
- 60,000 AMP Performance Share Options; and
- 1,282,980 Managing Director and Chief Executive Officer Options.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
N/A	

+ See chapter 19 for defined terms.

Part 3 - Director's interests in contracts

Detail of contract	Contracts between the Director and AMP Limited in respect of securities issued to the Director under the share and option plans disclosed in Part 1 above.
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.





154

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	31 October 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : Information only: AMP appoints GM, Human Resources

ANNOUNCEMENT NO.: 154/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Information Release

31 October 2002

AMP appoints GM, Human Resources

AMP has today appointed Peter Hodgett as General Manager, Human Resources.

Peter has worked for AMP for about 17 years in a wide variety of operational and corporate roles in both Australia and the United Kingdom.

He has held positions as Director, Corporate Strategy; Global Director of Finance and Operations in Henderson; and as Chief Actuary during AMP's demutualisation.

His most recent roles were within Australian Financial Services as Director, Product Development & Integration and Director, Managing Director's Office.

AMP Chief Executive Officer, Andrew Mohl, said that while Peter did not have direct HR experience, his strong business knowledge would enable him to bring a fresh perspective to the role.

"With AMP moving quickly to implement its reform agenda, it is important to have someone in this role who really understands the company," Mr Mohl said.

"Peter's financial and strategic skills mean he is ideally placed to ensure HR is closely linked to the business.

"Most importantly, Peter shares the Senior Management Team's passion for reform and values based leadership. He is a strong addition to the team."

He will commence in his new role immediately.




155

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	5 November 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : Information Release: AMP response to ratings reviews

ANNOUNCEMENT NO.: 155/02

NOTE - If you do not receive _2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Information Release

5 November 2002

AMP response to ratings reviews

AMP Limited notes the ratings actions announced today by Standard & Poor's (S&P) and Moody's Investors Service.

AMP's Chief Executive Officer, Andrew Mohl, said the downgrades to the ratings of the UK businesses primarily reflected difficult market conditions in the UK.

"Given the challenging market environment faced in the UK over the past 18 months, a downgrade in the ratings of our UK businesses was not unexpected," he said.

"However we remain committed to the UK businesses and see them as integral to AMP's future success."

Mr Mohl said AMP was disappointed at the Moody's two-notch downgrade to the Group's senior debt rating, given recent capital management initiatives.

S&P only recently upgraded the rating for AMP Group Holdings to 'A' from 'A-', following the successful completion of the A$1.15 billion offer of Reset Preferred Securities (RPS).

"Overall, notwithstanding these ratings actions, AMP's capital position remains strong. The recent successful RPS issue, as well as the decision to underwrite three dividends to raise approximately A$900 million, have significantly improved our financial strength," Mr Mohl said.

"AMP has already commenced a reform programme to address many of the issues raised in the ratings reviews," Mr Mohl continued. "We are completely focused on running the business to maximise long term shareholder value."

Details of the ratings changes announced by both agencies were:

- Standard & Poor's announced it had lowered its insurer financial strength and counterparty credit ratings on Pearl Assurance PLC to single-'A' from double-'A'-minus and on NPI Ltd to single 'A'-plus from double-'A'-minus. The outlooks on both counterparty credit ratings are negative.

- Moody's announced it would downgrade the senior debt ratings of the AMP Group by two notches (senior to A3 from A1, subordinated to Baa1 from A2), and downgraded commercial paper issued by various group entities and guaranteed by AMP Group Holdings to P-2 from P-1. Insurance financial strength ratings were also downgraded (AMP Life to Aa3 from Aa2; Pearl Assurance plc long-term fund to A3 from Aa3; National Provident Life to A3 from A1). Stable outlooks apply to all ratings. The RPS rating moves to Baa2 to align with the S&P rating for this issue.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	11 November 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : AMP announces acquisition of CAMI will not proceed

ANNOUNCEMENT NO.: 156/02

NOTE - If you do not receive _ 2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

11 November 2002

AMP announces acquisition of CAMI will not proceed

AMP Limited today announced that the acquisition of Commerzbank Asset Management Italia (CAMI) would not proceed as the proposal did not meet the necessary Bank of Italy regulatory approvals.

Under the proposed deal structure, CAMI was to be acquired via Pearl Assurance plc. The minimum regulatory capital issues facing the Pearl Fund and the planned corrective actions have been fully disclosed and well documented.

As the capital initiatives to strengthen Pearl's minimum regulatory capital requirements are currently underway but not fully implemented, the Bank of Italy was unable to grant approval of the change of ownership within the statutory timeframe.

AMP's Chief Executive Officer Andrew Mohl said: "The decision is not indicative of any further deterioration in the minimum regulatory capital position of the Pearl Fund.

"We are implementing a plan which means that the Pearl Fund will meet its minimum regulatory capital requirements by the end of 2002. This plan is already underway and we are making good progress.

"Importantly, AMP's overall capital position remains strong."

Mr Mohl said the planned acquisition of CAMI was originally intended as a strategic entry to the European retail financial services market.

"Our recently announced five point reform agenda makes it clear that we are closely managing our growth ambitions in the near term to ensure maximum focus on core businesses," he said.

"Given AMP's revised strategic focus, we will not be pursuing this type of European expansion in the near future."

The Italian operations of AMP's investment management company, Henderson Global Investors and its on-going distribution relationship with Banca Popolare di Lodi, are not impacted by this decision.

In addition, the outcome is expected to have no impact on the financial position of the AMP Group.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053


AMP


157

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 14 November 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Part 1: Update on 5 point reform agenda
Part 2: Presentation

ANNOUNCEMENT NO.: 157/02

NOTE - If you do not receive _ 17 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

14 November 2002

Update on five point reform agenda

AMP has today announced the first set of initiatives resulting from its review of activities and costs, in line with the company's five point reform agenda.

The five point reform agenda involves:

- Addressing low return channels and product lines;
- Focusing short term growth ambitions on core businesses;
- Increasing quality and transparency of disclosure;
- Tackling sacred cows and embedded behaviours; and
- Role modelling strong leadership.

Mr Mohl said the strategic review of AMP was continuing, but that some early decisions had been reached.

Strategic decisions relate to AMP Bank and the Corporate office, which will both be significantly restructured. In addition, a number of structural changes have been made in Australian Financial Services (AFS) to improve efficiency and competitiveness.

The review is ongoing, particularly in the UK, and a number of issues are yet to be determined. Further announcements on strategy and the financial implications of proposed strategic changes will be made when available.

Chief Executive Officer Andrew Mohl said the review was undertaken because of increasingly difficult and competitive market conditions.

"Tough times call for tough measures. The business needs to change – to become more efficient, more productive, more competitive and more cost effective," he said.

"Our focus is simple: doing the basics really well. When we've done that, we will have the platform to pursue a more aggressive growth strategy.

"All these changes are aimed at turning around AMP and improving returns to shareholders."

Changes to date include:

1. Australian Financial Services (AFS)

AFS has made a number of changes across the business to become even more operationally efficient and competitive, further enhancing its financial strength.

"Under the direction of new Managing Director Craig Dunn, AFS has taken a completely fresh look at its operations and is positioning itself for the next stage of growth," Mr Mohl said.

Changes being made include the integration of AMP Direct into other parts of AFS, as the Direct business is not large enough to be profitable as a stand-alone operation. In addition, there are aggressive cost saves across support functions as well as lower spending on IT.

The changes are expected to reduce the AFS cost base by 10 per cent, or A$60 million, in 2003.

As a result of expense savings, the value of new business is expected to rise slightly in 2002 with strong growth in 2003.

The changes in AFS are expected to result in a reduction of approximately 550 roles, which includes around 90 contract positions.

Redundancy costs are expected to be around A$30 million. Details of other restructuring costs and the financial impacts of these decisions will be made available when finalised.

Mr Mohl said that initiatives undertaken in AFS this year had released over A$1 billion in capital. However some of this capital had been retained in the business, reflecting current market conditions.

2. Banking

The review of AMP Banking considered a number of options, including outright sale. It has been determined that the best approach is for the Bank to be significantly restructured to ensure it operates only in profitable areas where it can leverage its strong brand name.

Mr Mohl said AMP remained committed to providing Australian retail deposits and mortgages, where it has achieved strong growth in recent years. In the Australian retail financial services market, these core banking products account for more than 50 per cent of revenues and more than 60 per cent of profits.

"The Bank currently operates in a number of different geographies and product areas - and we have realised that we cannot afford to be all things to all people," he said.

"Our review has shown that if we focus on our strengths – primarily distribution and packaging – we can more effectively compete and grow a profitable, high-return banking operation.

"This is a smart solution, enabling AMP to play to its strengths and reduce the balance sheet risk."

As a result, AMP will:

- Continue to provide retail deposits and mortgage products to Australian customers – but use securitisation programmes to minimise capital invested in the business, and potentially outsource set-up and servicing functions to external providers;
- Exit manufacturing of banking products in New Zealand and the United Kingdom;
- Exit manufacturing of credit card products in Australia and New Zealand;
- Exit the property finance business in Australia and New Zealand; and
- Offer products on a targeted basis in alliances with external manufacturers in the UK and New Zealand.

These changes are expected to enable AMP to reduce the amount of capital supporting the Bank by around A$500 million by the end of 2003, while allowing it to grow its banking volumes at a faster rate than previously.

AMP aims to have its new banking structure in place by December 2003. Banking will then form part of AFS as one of the product streams being offered to customers.

By the end of 2003, less than A$100 million in capital will be required. By 2005, return on capital is expected to be well above the cost of capital.

Employee numbers in banking will depend on the sale process and potential outsourcing of various functions. If the outsourcing proceeds, it is expected AMP Banking will have less than 100 employees by the end of 2003 (compared with about 600 currently).

AMP will undertake a structured sale process over the next few months for the sale of the property finance, as well as the UK and New Zealand mortgage businesses. AMP has already entered exclusive discussions with American Express over the credit card portfolio in Australia and New Zealand.

The UK and New Zealand savings deposits will either be wound back or transferred to other banks.

AMP-branded credit cards will still be distributed in Australia. Mortgages and deposits will be offered in New Zealand and the UK through distribution agreements.

3. Corporate office

The Corporate office has also been significantly cut back and its role redefined.

"Our review found that Corporate office was not focused on the essentials. It will now be refocused on strategy and governance and work more closely in partnership with individual business lines," Mr Mohl said.

"This new 'partnership' approach will facilitate cost reductions and deliver better business results."

A number of changes relate to the former AMP International (AMPI) operations, reflecting the renewed focus on core businesses. Changes include the closure of the AMPI corporate centre; the closure of AMP New Ventures; and a winding back of AMP Asia including the closure of the Singapore office, a reduction in Sydney-based development activities and the scaling back of the Beijing office. Other areas of AMPI remain under review.

As previously announced, the Global IT function has been closed.

The changed focus of the Corporate office, as well as the scaling back of AMPI, means a number of structural changes can be made. The number of corporate roles in Australia and the UK has been reduced by about 160 to a total of 215, or about 40 per cent. About 40 of these 160 roles will be transferred to Business Units.

Cost savings of A$40 million are expected in 2003 with run-rate savings of A$50 million by the end of 2003.

Redundancy costs are expected to be around A$20 million. Details of other restructuring costs and the financial impacts of these decisions will be made available when finalised.

4. UK Contemporary Financial & Life Services

These UK businesses are still undertaking their review with more details expected to be available in early December.

However some changes have already been made including the disbanding of the European development team and the outsourcing of a number of IT functions. In addition, the AMP UK brand campaign has been scaled back.

Mr Mohl said that AMP was continuing to determine the impact of the change in strategic direction on previously announced cost reduction programmes.

"We remain on track with the cost saves already announced. However, we believe the changes we are making to the UK businesses will enable us to achieve greater cost savings than those previously disclosed," he said.

5. Overall changes

Mr Mohl said that AMP's new senior management team was moving quickly and decisively to implement changes, all aimed at creating a more successful organisation.

"Many of the decisions we have had to make are difficult because they affect people. We are committed to managing the impacts of these decisions on our employees as well as we possibly can," he said.

"In a more benign market environment, we would have managed this transformation differently – for example, through natural attrition.

"Unfortunately, we do not have the luxury of time to do it this way given AMP's recent performance and the current tough market conditions.

"We have a pretty tough road in front of us to realise the potential of this company. But I am confident that we have the skills, expertise and capability inside AMP to enable us to deliver on our reform agenda.

"Once we get the basics right, we'll be in a much stronger position to grow in the future."

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053


AMP

Driving reform

Doing the basics really well to improve shareholder returns

Andrew Mohl
Chief Executive Officer

14 November 2002


AMP

CEO's reform agenda

Five areas of focus:

- Addressing low return channel and product lines
- Focusing short term growth ambitions on core businesses
- Increasing transparency and quality of disclosure
- Tackling sacred cows and embedded behaviours
- Role modelling strong leadership

Reform agenda is about focusing on what really matters and doing the basics really well


AMP

Summary of key changes

- **Australian Financial Services**
  - Streamlining to improve efficiencies and strengthen business
  - 10% reduction in cost base in 2003 (A$60m)
- **AMP Banking**
  - Focused strategy to compete in key products where AMP has competitive advantage
  - A$500m capital release by end 2003
- **Corporate office**
  - Streamlined focus and function
  - A$40m cost savings expected in 2003
- **UK Contemporary Financial and Life Services**
  - Review progressing, with some actions taken already
  - Cost savings on track, being revised upwards



Australian Financial Services restructuring

Actions

- AMP Direct functionality folded into business
- Aggressive cost saves across support functions
- Lower IT spend
- Role reductions across all key areas totalling 550 (including contractors)

Rationale

- Streamlining and refocusing on essentials
- Stripping away non-essentials



AFS restructuring – financial implications

	2001 actual	2002 outlook	2003 outlook
Capital	A$4.4b	Over A$1b released, some retention due to market conditions	Lower, subject to markets
ROIC *Normalised*	14.1%	Higher*	Targeting 16%
Costs	A$677m	A$620m*	Savings of A$60m Targeting 40% cost to income ratio
Value of new business	A$249m	Positive due to expense savings	Strong growth

**Does not include restructuring/redundancy costs announced today*


AMP

AMP Banking transformation – What?

- Focus on two core retail banking products in Australia
- Release of A$500m in capital by end 2003 through divestments, securitisation and release of surplus capital
- Capital base for banking falls to <A$100m by end 2003
- Staffing needs for banking falls to <100 by end 2003 if full outsourcing proceeds
- ROIC climbs to >20% by 2005



AMP Banking transformation – How?

- Exit manufacturing of all asset products, except mortgages in Australia.
  - This will include exit from manufacturing credit cards and property finance in Australia and NZ and manufacturing mortgages in NZ and UK
- Review of processing value chain, with potential move to outsource servicing and technology to 3rd party over next 6-12 months
- Securitisation programme to release capital
- Continued distribution of mortgages and deposits in NZ and UK, and AMP-branded credit cards in Australia



AMP Banking transformation – Why?

Australian banking market

- **Size**
  - worth about A$0.8 trillion
- **Product concentration**
  - retail deposits and mortgages generate 54% of the revenues and 62% of the profits of the whole retail financial services market
- **Customer life cycle position**
  - the typical Australian has a significant banking relationship by age 25; significant wealth management relationships begin around age 45
- **Capital returns**
  - sustainable returns above 15% achieved by major players in retail mortgages and deposits

New model advantages

- **Significantly reduces cost base**
- **Plays to AMP strengths – packaging, brand and distribution**
- **Most capital at risk being released and capital-intensive businesses being sold**
- **Retail banking products remain a core offering of AMP**
- **Good track record of growing sales of mortgages and deposits**


AMP

Corporate office restructuring

Actions

- Some corporate HR, finance and corporate affairs services folded into BUs; others wound down
- Scaling back of AMP International business in Strategy and Development
  - AMP Asia team disbanded; Singapore office closed; China office scaled back
  - AMP New Ventures disbanded
  - AMP International corporate centre closed
  - Global IT function closed
- Corporate roles reduced by 160 to 215
- Generating about A$40m in cost saves in 2003 (A$50m by end 2003)

Rationale

- Role of Corporate Office redefined, refocused and streamlined
- Partnership approach with Business Units to facilitate cost reductions and deliver better business results


AMP

UK Contemporary Financial and Life Services

Actions

- **Review progressing, with some actions taken:**
  - European Development team disbanded
  - Some IT functions outsourced
  - AMP brand campaign scaled back
- **Cost savings on track, being revised upwards**

Rationale

- **In line with commitment to review low return channels and products**
- **Build competitive capability for a tough UK marketplace**

AMP




158

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	14 November 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : Confirmation of briefings

ANNOUNCEMENT NO.: 158/02

Confirmation of briefings

AMP will be holding a teleconference for fund managers and analysts at 11.30am and a media briefing at 2pm to discuss the first set of initiatives resulting from its review of activities and costs, in line with its five point reform agenda. Details have been released to the Australian Stock Exchange today.

NOTE - If you do not receive _1_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.




159

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	18 November 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : AMP update on review programme

ANNOUNCEMENT NO.: 159/02

NOTE - If you do not receive _3 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

18 November 2002

AMP update on review programme

AMP is continuing the review of its activities and costs, in line with the new Chief Executive Officer's five point reform agenda.

Last week, AMP updated the market on a number of early decisions. This update included strategic decisions on AMP Bank and the Corporate office and structural changes in Australian Financial Services (AFS).

The review of the United Kingdom Financial Services (UKFS) business is still in progress. However, AMP has formed the view that there will be significant asset writedowns.

In the last few days AMP has accelerated its review of the carrying value of its operating subsidiaries, primarily within UKFS and the former AMP International business unit.

AMP's Chief Executive Officer Andrew Mohl said: "Previous valuations are no longer appropriate in light of the substantial falls in equity markets since 30 June 2002, difficult operating conditions and the changes in the business arising from the five point reform agenda."

While uncertainty remains around precise valuations as an independent valuation process and review will not be complete for several weeks, AMP currently anticipates that a writedown in the order of A$1.2 billion is possible for the year to 31 December 2002.

"AMP believes the carrying value of these assets is unlikely to recover for some time and it will therefore be prudent to reflect a more realistic view in the balance sheet," Mr Mohl said.

The possible A$1.2 billion writedown broadly includes:

- A$850 million related to UK assets including NPI, which accounts for around A$600 million; and
- A$350 million related mainly to former AMP International businesses.

"While these numbers are very preliminary and subject to change, AMP believes it is important to keep the market informed," Mr Mohl said.

The writedowns in UKFS will largely be goodwill (ie intangible assets) and will not impact on the net assets invested in the UK businesses. Total capital invested in UKFS is expected to be around A$6.6 billion (after the writedowns) at 31 December 2002. This compares with A$6.1 billion at 30 June 2002 and takes into account the £500 million invested in UKFS in the second half of the year, less the anticipated asset writedowns.

The anticipated writedowns do not include restructuring costs or other financial implications of the strategic review, details of which will be made available when finalised.

"Payments of dividends and the Reset Preferred Securities (RPS) distributions will not be affected by the writedowns," Mr Mohl said.

"Overall, notwithstanding these anticipated writedowns, AMP's capital position remains strong. We are completely focused on running the business to maximise long term shareholder value."

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 4 December 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP announces outcomes of review

ANNOUNCEMENT NO.: 160/02

NOTE - If you do not receive _ 6 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

4 December 2002

AMP announces outcomes of review

AMP has today announced further outcomes of its review of activities and costs, in line with the company's five point reform agenda.

AMP Chief Executive Officer Andrew Mohl said major strategic decisions about the UK Financial Services business, and decisions about a number of assets that were part of AMP International, have now been made. Henderson Global Investors will also undergo changes.

Decisions about AMP Bank, Australian Financial Services (AFS) and the Corporate office have already been announced.

"In the last two months AMP has conducted an extensive review across the business. Every part of AMP has been under scrutiny - from distribution channels and products, to the role of corporate, to our culture and values," Mr Mohl said.

"We found that the strategy of simultaneously trying to build our UK businesses and pursue international growth was inappropriate, particularly in difficult market conditions.

"The review also revealed that AMP has significant potential to perform at a much higher level. This reflects the strength of the Australian and New Zealand businesses and Henderson Global Investors, and the positive long term outlook for the wealth management industry.

"While we have reached the end of the first phase of the review process, we expect changes to continue as we move our focus to implementation."

1. UK Financial Services

Mr Mohl said AMP was making good progress in separating the businesses into two streams –UK Life Services and UK Contemporary Financial Services. This separation is aimed at allowing better management of the different risks in each business.

A comprehensive review of distribution channels across the businesses has been completed and will result in significant changes. These include:

- Closure of the Direct Sales Force (DSF) of around 700 planners. AMP has commenced a minimum 90 day consultation period with the recognised union about how to mitigate the impact of the decision on employees and minimise the number of potential redundancies;

- Establishment of a new highly qualified, advice-based, self-employed financial planning group of 50-100 financial planners which will transition from UK Life Services to UK Contemporary Financial Services when operational;
- Closure of the household adviser channel of about 300, which sells primarily non-regulated products, subject to union consultation;
- Creation of a self-employed mortgage advisory service group of 50-150 financial planners in UK Life Services, providing financial advice on mortgages and protection products; and
- Extending the London Life direct model to Pearl customers to provide telephone-based advice and support.

These changes are expected to result in a reduction in jobs of up to 1,900 which includes the DSF, support functions and changes related to the splitting of the businesses. These are in addition to the 1,500 job reductions announced in June 2002.

Overall cost savings in the UK have been revised. Expected cost saves from 2001 levels have increased from £100 million by the end of 2003 (announced in June 2002) to £160 million in full year 2003.

"These have been difficult decisions to make because of the impact on our people. However, given tough equity markets and the well-publicised issues of the UK life market, we have no choice," Mr Mohl said.

"We will do everything possible to minimise the number and consequences of redundancies.

"AMP is making these changes because we are committed to the UK market and we want to have a competitive and sustainable business. In particular, we continue to believe there is a strong need for face-to-face advice in the UK, particularly serving the needs of customers pre- and post-retirement.

"This is why we plan to build two focused distribution channels around good quality advice, targeting appropriate segments of the market.

"Ultimately, these changes will position us to provide better service to customers and improve the profitability and returns of these businesses."

UK Life Services

In the UK Life Services (mature) business, the strategic focus will be on managing the mature and closed books of business, driving down unit costs and improved customer management. There will also be a strong emphasis on financial management, with substantial capital expected to be released over the medium term.

The cost to income ratio is expected to be 34 per cent in 2003 while the capital base will be around £2 billion.

The new mortgage advisory service group will focus on non-regulated products from a variety of providers, including AMP. This will allow AMP to maximise the value of the customer base in the UK Life Services business through limited, highly targeted marketing.

UK Contemporary Financial Services

In UK Contemporary Financial Services, a comprehensive review of the market and AMP's capabilities has confirmed that the optimal strategy is to compete in areas of competitive advantage - pensions and retirement solutions – in selected areas. The capital base of the business in 2003 will be around £400 million, which represents less than 10 per cent of AMP's total invested capital.

Distribution through IFAs and Employee Benefit Consultants (EBCs) will be given stronger support and emphasis. The EBC channel, in particular, is experiencing strong growth and AMP is increasingly being accepted on panels.

Towry Law, while performing below plan, remains an important distribution channel due to its strong and well-respected brand. The business is also expected to benefit from the pending introduction of depolarisation.

The new advice-based financial planning channel will leverage Towry Law's infrastructure and processes and will not carry the overheads of the DSF. It will be managed as a business in its own right and focus on profitability and shareholder value.

2. Update on UK Minimum Regulatory Capital (MRC) requirements

Mr Mohl said that all AMP's UK entities meet MRC requirements at current FTSE levels.

"By 31 December 2002, we expect Pearl to meet MRC requirements down to a FTSE level of 3000," Mr Mohl said.

Since June 2002, AMP's initiatives have delivered regulatory capital benefit of more than £1.5 billion for Pearl. This has included capital support of £500 million from Group.

Pearl's Equity Backing Ratio (EBR), which includes UK and international equities, property and private capital, has been reduced to an effective figure of around 50 per cent from 71 per cent at the end of 2001.

3. Other assets

A number of assets that were formerly part of AMP International have also been reviewed.

Assets where AMP intends to realise value include AMP Japan, Virgin Money, and Cobalt and associated run-off businesses. Options include sale, closure, break-up or restructuring and decisions are expected in 2003.

4. Henderson Global Investors (HGI)

Henderson Global Investors has also undertaken a full review of operations and is refocusing its priorities in light of current market conditions. This will target limited cost savings, part of which will be reinvested in growth areas.

The key outcomes include:

- Scaling back operations in Japan;
- Scaling back distribution activities in Hong Kong and running Asian operations from Singapore; and
- Accelerating product rationalisation.

Subject to appropriate consultation, there will be a reduction of approximately 100 roles in HGI globally.

5. Financial details

Further details have today been provided of the possible A$1.2 billion in anticipated writedowns announced on 18 November 2002. The anticipated UK writedowns are expected to total A$850 million which includes A$612 million in NPI, A$110 million in Towry Law, A$64 million in Ample and A$64 million in Pearl.

Other assets, including Virgin, AMP Japan, AMP Finance and Gordian, comprise a possible A$350 million of the writedowns.

Total Group restructuring costs, including redundancies, are expected to be around A$320 million after tax. This will be recognised in the accounts for the year to 31 December 2002.

6. Move to implementation phase

Mr Mohl said that in just two months, AMP had undergone a thorough review of all its operations and made a number of key decisions based on the five point reform agenda. This agenda involves:

- Addressing low return channels and product lines;
- Focusing short term growth ambitions on core businesses;
- Increasing quality and transparency of disclosure;
- Tackling sacred cows and embedded behaviours; and
- Role modelling strong leadership.

"We've taken tough decisions across the board, reshaping our business to do the basics really well," Mr Mohl said.

"We will be focusing on our core businesses, pursuing operational excellence, reducing portfolio risk and investing only in businesses that leverage our core capabilities and deliver required financial returns.

"The reform agenda has strongly driven the first phase of changes in the organisation. We will now move to an implementation phase and continue to evolve our strategic thinking."

Mr Mohl said that while short term, conditions in the wealth management business globally were likely to remain difficult, the longer term dynamics of the industry remain attractive. The current restructuring is positioning AMP to bounce back strongly as markets improve.

"AMP is clear on its longer term strategic goals," Mr Mohl said.

"We want to grow AMP's leading position in the Australian wealth management market.

"In the UK, we want to reduce our capital commitment by releasing capital from the mature business, and develop a wealth management business that is capital efficient and plays to our strengths.

"And we want Henderson to build a global asset management business in partnership with other AMP businesses, with a focus on the UK and selective expansion in Europe, North America and Asia."

Market briefing
AMP will hold two open briefings – one for analysts and fund managers, and one for media – today to discuss the outcomes of the review. Both will be simultaneously audiocast via AMP's website at www.ampgroup.com.

The analyst briefing will commence at 9am (AEST) and the media briefing at 2pm (AEST).

All materials to be used in the briefing will be lodged with the Australian Stock Exchange and placed on AMP's website.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053




161

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 4 December, 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **161/02**

SUBJECT : **Presentation – AMP Announces outcomes of review**

03 [illegible] 28 [illegible] 7:21

NOTE - If you do not receive __39_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Driving reform

Strategic review outcomes

Andrew Mohl

Chief Executive Officer

Paul Leaming

Chief Financial Officer


AMP

Strategic overview


AMP

Current positioning

- AMP's core business is wealth management – "helping customers build and protect their wealth so they can enjoy the life they want"
- The wealth management industry is facing tough times as continuing poor equity markets reshape the industry and position of wealth management companies
- AMP's strategy of pursuing international growth while addressing fragmented UK business has been found wanting
- AMP has been generating mediocre returns on equity and capital in current conditions – and can do a lot better if driven hard, given the strength of its Henderson, Australian and NZ businesses and its status as an icon brand
- Longer term outlook for industry remains robust

Core capabilities and businesses

AMP's core capabilities are:

- advice based distribution
- superannuation/pension fund management
- asset management

AMP's key businesses and markets are:

Business	Market
• Australian Financial Services	➢ Australia & New Zealand
• UK Life Services	➢ United Kingdom
• UK Contemporary Financial Services	➢ United Kingdom
• Henderson Global Investors	➢ International

Strategic challenges

- Reshaping the business portfolio to drive growth in EPS and shareholder value
- Extracting optimal shareholder value from mature UK life books
- Positioning the UK contemporary business to compete profitably in selected markets
- Enhancing our leading position in Australia
- Developing Henderson – positioning and partnering
- Achieving a step change in operational excellence
- Leading a sharper, harder, highly competitive organisation with a rejuvenated and achievement-driven culture

CEO's reform agenda

Five areas of initial focus:

- Addressing low return channel and product lines
- Focusing short term growth ambitions on core businesses
- Increasing transparency and quality of disclosure
- Tackling sacred cows and embedded behaviours
- Role modelling strong leadership

Reform decisions to date

Decisions	Target completion
Installing new Senior Management Team	✓ Completed
Successfully raising A$1.1bn through RPS	✓ Completed
Reducing Asian and European development teams	✓ Completed
Closing AMP New Ventures	✓ Completed
Closing Global IT	✓ Completed
Reviewing carrying value of all assets	By end 2002
Restructuring Pearl fund to meet MRC requirements to FTSE 3000	By end 2002
Restructuring UKFS – splitting into mature and contemporary businesses	Ongoing
Streamlining AFS – reducing controllable costs by A$60m	By end 2003
Refocusing and restructuring corporate office – reducing cost base by A$40m	By end 2003
Developing new banking structure – releasing A$500m capital	By end 2003

Reform aspirations for culture

- "Getting real"
- Candour - open and honest communications
- Tough decisions
- Decisive, speedy action
- External focus
- Strong bottom line focus
- Disciplined execution against strategy
- High performance standards
- Recognition of performance

Business unit and functional review


AMP

UK financial services strategic focus

- Recognise it is a tough and uncertain market
- Ring fence the mature business by splitting UK into mature and contemporary
- Sharpen focus on areas of competitive strength – advice-based distribution, pension fund management, asset management
- Lower risk capital investment
- Stop activity that is not adding value
- Drive existing businesses harder
- Continue strategic review

UK financial services indicative metrics

	2002LE*
Capital	£2.4b
RoIC	8.2%
Controllable costs	£412m
Cost to income ratio	59%
EV (2%dm**)	£2.1b
VNB (2%dm)	£38m

* *2002LE refers to combined UK Life and Contemporary Financial Services business*

** *Discount margin*

UK Life Services - ring fencing the mature business

- Tightly managing book of mature/closed products, being run off over time
- Maximising value of in-force book by
  - ➢ developing customer management systems centred on customer value - persistency, up-sell, cross-sell, transfers, closures, product pricing
  - ➢ driving down unit costs - focus, systems, structures, outsourcing
  - ➢ actively managing the balance sheet and risks - reinsurance, securitisation, asset/liability management
- Delivering substantial capital releases over medium term

UK Life Services – building new sales channels

Advice-based distribution remains key but current models not economic

Closing*

- Direct Sales Force of about 700, selling primarily Pearl products to existing and new customer base
- Household Adviser channel of about 300, selling primarily non-regulated products

Building

- New advice-based financial planning group of 50-100 highly qualified, self-employed planners
- Providing high level advice on modern, capital efficient products primarily to pre and post retirees
- Leveraging Towry Law infrastructure
- Transitioning to Contemporary business once operational
- Mortgage advisory services group of about 50-150 self-employed financial planners
- Providing financial advice on mortgages and protection products, based on customer needs
- Targeting existing customers to enhance value
- Remaining in AMP Life Services

**The employee impact of these decisions is subject to union consultation*

UK Life Services indicative metrics

	2003 plan
Capital	£2.0b
RoIC	8.4%
Controllable costs	£132m
Cost to income ratio	34%
EV (2%dm)	£2.0b
VNB (2%dm)	N/A

UK Contemporary Financial Services - strategic focus

- Focused player in selected markets
  - Manufacture pensions and retirement solutions
  - Advice based distribution
    - Retail: Towry Law / new model financial planning group
    - Wholesale: Employee Benefit Consultants (EBCs), Independent Financial Advisors (IFAs)
- Limited, efficient capital base

UK Contemporary Financial Services – current assessment

Employee Benefit Consultants (EBCs)	• Strong growth in new business – growing market • Effective end-to-end business model • Encouraging panel acceptance
Independent Financial Advisors (IFAs)	• Pensions specialist • Replicating EBC end-to-end business model • New business reasonably solid in tough market
Towry Law	• Strong, respected brand • National (international) distribution • Depolarisation opportunities • Performing below plan
New model financial planning group	• Focused new advice-based channel
Ample	• Market leading B2C proposition • Reduce costs to improve economics • Focus on re-use/value

Focusing on core products in selected UK markets	• Not pursuing European development
	  • CAMI not proceeding
	  • Development team disbanded
	• Not manufacturing banking products
	• Not manufacturing investment products

UK Contemporary Financial Services indicative metrics

	2003 plan
Capital	£400m
RoIC	11.4%
Controllable costs	£162m
Cost to income ratio	66%
EV (2% dm)	£396m
VNB (2% dm)	£2m

Tracking UK cost savings



(Pre-tax £m)
Original target
Revised target
200
180
160
140
120
100
80
60
40
20
0
100
35
65
160
35
45
80
Cost savings
Withdrawal of with-profits products
Shareholder benefit
Cost savings
Withdrawal of with-profits products
Shareholder benefit
Original estimate net of management action
Latest estimate gross impact

Total UK financial services cost savings



(Pre-tax £m)
500
450
400
350
300
250
200
150
100
50
0
471
52
419
412
76
336
294
35
259
177
17
160
2001 total costs
Includes Towry Law on pro rata basis
2002 total costs
2003 total costs target
Total savings vs 2001
Business as usual
Project costs
19

UK financial services split of operating margins


(After tax £m)
140
120
100
80
60
40
20
0
118
35
83
112
31
10
71
104
38
66
2001 Actual
2002 LE
2003 Plan
Planned margins
Other
Service Company

UK Service Company profit movement



(After tax £m)
31
(28)
(20)
55
38
2002
With-profits withdrawal
Volume mix, other
Cost savings
2003

UK financial services embedded value



Change in embedded value from 1H02
At 2% discount margin
2,500
2,000
1,500
1,000
500
£ 0
1,891
79
(177)
433
(89)
2,137
End Jun 2002
Expected Return
Market Movement
Capital Actions
ServCo
Projected Dec 2002
22

Illustrative impact on Pearl of 100pt or 2.5% fall in FTSE



Pearl 90:10 fund (£120m) v Pearl Embedded Value (£24m)
£12.8b
Market fall impacts fund assets creating £120m regulatory gap
£m impact on
1H02 assets
Regulatory capital
Embedded value
Shareholder Capital (10%) 236 2 2
Policyholder capital (90%) 1,912 18 -
Assets backing 90:10 Liabilities (including Future Shdr Profit Margins) 10, 669 100 10
£12.8 b
(£120)
12
12
Lock in discount when £120m gap is funded by Group
(£24)
Gap filled with £120m top up from Group
Illustrative estimates based on FTSE around 4000, 35% UK equity exposure as a % of investments and data at 30 June 2002. Relationship is non-linear.
23

Update on UK capital position

- All AMP's UK entities meet minimum regulatory capital (MRC) requirements at current FTSE levels
- Since June 2002, AMP's initiatives have delivered regulatory capital benefit of more than £1.5b for Pearl, including £500m in capital support from Group – more than offsetting market falls
- By 31 December 2002 we expect Pearl to meet MRC down to FTSE level of 3000
  - This will be achieved in part through the disciplined use of derivatives

Australian Financial Services strategic focus

- Business tracking well in a tough market
- Reaffirmed strategic direction
- Positioning the business to withstand a tough environment
  - Expenses: sustainable cost efficiencies
  - Revenue: focused product businesses
  - Distribution: embedding value proposition for planners
- Goal to deliver strengthening returns in flat markets

AFS indicative metrics

	2002 LE	2003 plan
Capital	A$3.8b	A$3.5b
RoIC	14.6%	16%
Controllable costs	A$620m	A$560m
Cost to income ratio	42%	40%
EV (3% dm)	A$6.2b	A$6.3b
VNB (3% dm)	A$250m	>A$300m

Henderson Global Investors strategic focus

- Refocused strategic direction
- Pursuing growth opportunities in the UK
- Targeting additional cost saves and investing in growth areas and capability gaps eg US equities
- Doing the basics better – investment performance, client services, distribution

Henderson indicative metrics

	2002 LE	2003 plan
Capital	A$1.8b	A$1.8b
Controllable costs	A$640m	A$640m
AUM	A$265b	A$280b
Cost to income ratio	70%	72%
RoIC	10.5%	10%

Other assets reviewed

Japan financial services	Realise value
India financial services	Run as part of AFS
Virgin Money	Realise value
Cobalt/Gordian	Realise value

Corporate office reviewed

Key activities:

- Strategic leadership
- Portfolio management
- Resource allocation
- Corporate governance
- Stakeholder management
- Facilitation/leveraging

Group

AMP

Summary of strategic review outcomes

- **AMP UK Financial Services**
  - Separation into two clear businesses - mature & contemporary
  - Closure of DSF and Household Advisor channels*; creation of new advice channels
  - Expected cost saves from 2001 levels increased from £100m by end 2003 to £160m in full year 2003
- **Australian Financial Services**
  - Streamlining to improve efficiencies and strengthen business
  - 10% reduction in cost base in 2003 (A$60m)
- **AMP Banking**
  - Focused strategy to compete in key products where AMP has competitive advantage
  - A$500m capital release by end 2003
- **Henderson Global Investors**
  - Undertaking cost saving initiatives while continuing to invest in growth opportunities
- **AMP International**
  - Closure of business unit / realignment of operating businesses
- **Corporate**
  - Streamlining corporate office - A$40m cost savings expected in 2003
  - Flagged anticipated asset writedowns of around A$1.2b

**The employee impact of these decisions is subject to union consultation*

New Group reporting

A$m	Actual 2001
Australian Financial Services	369
UK Life Services	328
UK Contemporary Financial Services	N/A
Henderson Global Investors	200
AMP Banking (Australia)	5
Total BU Operating Margins	**902**
Discontinuing businesses	130
Corporate Office Expenses	(102)
Total Operating Margins	**930**
Underlying investment income on BU capital	533
Underlying investment income on corporate capital	54
Interest expense on corporate debt	(242)
Distribution on Reset Preferred Securities	0
Underlying contribution	**1,275**
Investment income market adjustment	(613)
Profit after tax before other items	**662**
Transformation costs	0
Asset Sales and Balance Sheet movements	83
Goodwill amortised	(55)
Net profit after tax	**690**

ROE Underlying - AMP group return on equity is calculated as net profit after income tax before:

- investment income market adjustment
- goodwill amortisation
- asset sales
- balance sheet movements and
- transformation costs divided by the average shareholder equity over the period.

EPS Underlying - is calculated as net profit after income tax before:

- investment income market adjustment
- goodwill amortisation
- asset sales
- balance sheet movements and
- transformation costs divided by the weighted average number of shares

Key modelling assumptions

	2001 Actual	2002LE	2003 Plan
Australian equity mkts	3360	3200	3330
UK equity mkts	5217	4200	4700
Bond yields – Aust (10yr)	6.01%	6.0%	6.0%
Bond yields - UK (10yr)	5.06%	5.0%	5.0%

2002 anticipated asset writedowns and restructuring costs



		Estimated writedowns £m	Estimated writedowns A$m
UK	NPI	221	612
	Towry Law	40	110
	AMPLE/II	23	64
	Pearl	23	64
	Sub total	*307*	*850*
ROW	Virgin		350
	Japan		
	AMP Finance		
	Gordian (discontinued business)		
Total AMP writedowns in 2002			**A$1,200**
Estimated Group restructuring costs (after tax)			**320**

AMP total capital invested

	1H 02	2002 LE
AFS (Incl India)	$3,807	$3,800
UK Life Services UK Contemporary	$6,063	$6,600
HGI	$1,982	$1,800
Discontinued	$902	$800
Corporate (including Bank, Japan and Virgin)	$2,057	$1,700
Sub total	**$14,811**	$14,700
Investment in AMP (UK) plc preference shares	-$1,176	-$700
Total shareholder capital resources	**$13,635**	$14,000
External corporate debt	-$3,577	-$3,800
RPS	N/A	-$1,150
Borrowings from AMP Pearl 90:10 fund	-$595	-$600
Total equity attributable to shareholders	**$9,463**	$8,450

Short term goals

Do the basics really well

- Pursue operational excellence
- Reduce portfolio risks
- Focus on core businesses
- Realise value from and exit non-core businesses
- Invest only in those businesses delivering required financial returns and/or return surplus capital to shareholders
- Ongoing evolution of strategic thinking

Longer term goals

- Grow AMP's leading position in the Australian wealth management market
- Reduce AMP's capital commitment in the UK by releasing capital from UK Life Services while simultaneously taking other action to increase its RoIC
- Develop a wealth management business in the UK, focused on investment and pensions products distributed primarily through advisers
- Build a global asset management business in partnership with AMP's wealth management businesses, with a focus on the UK and selective expansion in Europe, North America and Asia




162

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	4 December 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : **Details of CEO's remuneration**

ANNOUNCEMENT NO.: **162/02**

NOTE - If you do not receive _ 3 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

4 December 2002

Details of CEO's remuneration

AMP Chairman Stan Wallis has today announced details of the remuneration for Chief Executive Officer Andrew Mohl.

Mr Mohl's remuneration consists of three elements: base salary, short term incentive and long term incentive. The short term incentive equity component and the long term incentive of his CEO remuneration are both subject to shareholder approval at AMP's next Annual General Meeting (AGM) in May 2003.

1. Base salary

Mr Mohl's base salary is A$1.5 million. Minimum superannuation guarantee payments of A$10,520 per year will be made in addition to his base salary.

2. Short term incentive (STI)

Target STI payment will be 100 per cent of base salary. The maximum payment will be 200 per cent of base salary.

The awarding of an STI payment is at the discretion of the AMP Board, having regard to whether Mr Mohl has achieved quantitative and qualitative performance objectives determined by the Board of Directors.

Subject to shareholder approval at the 2003 AGM, STI awards will be delivered through a combination of cash (70 per cent) and restricted shares (30 per cent). The shares are generally restricted for three years. If Mr Mohl remains employed by AMP until the end of the three year restriction period, AMP will match on a 1:1 basis the number of shares delivered at the end of the period. Matching shares have no holding restrictions attached.

3. Long term incentive (LTI)

Subject to shareholder approval at the 2003 AGM, Mr Mohl will be granted 200,000 Performance Rights, effective 7 October 2002.

A further 200,000 Performance Rights will be granted on 7 October 2003, 7 October 2004 and 7 October 2005 if Mr Mohl is still CEO at these dates. These grants will be subject to a cap of Performance Rights equal in value to 200 per cent of base salary[1]. (These performance rights are in addition to the 92,278 granted in connection to Mr Mohl's previous position as Managing Director, Australian Financial Services).

---

[1] Calculated as the volume weighted average price of AMP's shares for the five trading days preceding the grant, divided into 200 per cent of base salary at the time of the grant.

Each Performance Right is a contractual right to acquire one AMP share, three years after the date the performance right is granted, as long as certain performance hurdles are met. A performance right may be exercised within two years after vesting.

In simple terms, full vesting will only occur if:

- AMP shares outperform 75 per cent of the Australian market and international peer group; and
- AMP's earnings per share grow by over 12 per cent per annum.

No vesting will occur if:

- AMP shares outperform less than 50 per cent of the Australian market and an international peer group; and
- AMP's earnings per share grow by less than 7 per cent per annum.

4. Termination of employment

AMP may at any time immediately terminate Mr Mohl's employment. Upon termination of employment for any reason other than for cause, Mr Mohl will receive two years' base salary (reduced by any period of notice).

In the event of termination of employment, STI and LTI awards will be payable according to the rules of the relevant STI and LTI plans. Applicable statutory entitlements will also apply.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 4 December 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : Roger Yates appointed to AMP Board

ANNOUNCEMENT NO.: 163/02

NOTE - If you do not receive _ 2 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

4 December 2002

Roger Yates appointed to AMP Board

AMP today announced the appointment of Managing Director of Henderson Global Investors, Roger Yates, 45, to the Board of Directors of AMP Limited. His appointment is effective immediately.

AMP Chairman Stan Wallis said the Board was pleased that Mr Yates' appointment would provide an operational financial services perspective.

Mr Yates is based in London and will continue in his role as Managing Director of Henderson Global Investors. His appointment to the Board brings the total number of Directors to ten, and the number of Executive Directors to two.

"Roger is a highly regarded executive with significant financial services and investment market experience," Mr Wallis said.

"His UK experience and knowledge of the company will be particularly valuable to the Board."

Mr Yates joined AMP in October 1999. Since joining, he has managed the integration of Henderson and AMP Asset Management to form a single international investment management business.

"Roger's oversight of this integration was very successful. Since then, Roger has continued to run Henderson extremely well, particularly in the difficult market conditions which are impacting asset management businesses globally," Mr Wallis said.

Mr Yates was previously Chief Investment Officer for Invesco Global and has held senior roles for fund management companies LGT and Morgan Grenfell.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053


164


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	4 December 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : AMP appoints General Counsel

ANNOUNCEMENT NO.: 164/02

---

03 MAR 28 AM 7:21

NOTE - If you do not receive _ 2 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

4 December 2002

AMP appoints General Counsel

AMP today announced the appointment of David Cohen to the position of General Counsel.

Mr Cohen joins AMP from Allens Arthur Robinson (AAR), where he has been a partner since 1991 and the national head of the firm's Funds Management, Real Estate and Superannuation Group for more than three years.

He has more than 17 years legal experience across a range of industries with particular expertise in financial services including corporate law, stock exchange regulation and property.

AMP Chief Executive Officer Andrew Mohl said AMP had targeted a legal practitioner from one of the largest law firms in Australia, in recognition of the importance placed on meeting its legal and regulatory obligations.

"This is a demanding and challenging role, given the broad and complex nature of financial services when managed across geographies and markets," Mr Mohl said.

"David brings a wealth of experience to the role and will be a valuable addition to the team."

David will be a member of AMP's Senior Management Team and provide legal advice and counsel to the Board and management across the business.

AAR managing partner Tom Poulton said Mr Cohen was consistently recognised by his peers and clients as one of the best corporate lawyers in the Asia-Pacific region.

"David has a well-earned market reputation of not only having outstanding technical ability as a lawyer but the practical and commercial nous to make a real difference. AMP's gain is AAR's loss but we recognise that our partners are highly sought after for their legal skills and business acumen," Mr Poulton said.

"We're very sad to lose David, but he leaves with our best wishes for his new career."

Mr Cohen will take up his new position on 20 January 2003.

AMP has also announced the appointment of Ms Prue Milne as Company Secretary. She is currently Acting General Counsel.

Ms Milne brings significant commercial and legal experience to the role. She was previously Executive Legal Counsel in AMP's Corporate Office and joined AMP in 1998 after a number of years working in leading Australian law firms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	4 December, 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **165/02**

SUBJECT : **Appendix 3X – Initial Director's Interest Notice**

NOTE - If you do not receive __3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of Entity AMP Limited
ABN 49 079 354 519

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Philip YATES
Date of appointment	4 December 2002

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

- 50,000 ordinary shares;
- 311 ordinary shares held under the AMP All Employee Share Ownership Plan;
- 50,000 ordinary shares held under the AMP Executive Share Ownership Plan; and
- 550,000 options held under the AMP Executive Option Plan.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
N/A	

Part 3 – Director's interests in contracts

Detail of contract	• contract between the Director and AMP Limited in respect of 311 shares issued to the Director under the AMP All Employee Share Ownership Plan disclosed in Part 1 above; • contract between the Director and AMP Limited in respect of 50,000 shares issued to the Director under the AMP Executive Share Ownership Plan disclosed in Part 1 above; and • contract between the Director and AMP Limited in respect of the 550,000 options issued to the Director under the AMP Executive Option Plan disclosed in Part 1 above.
Nature of interest	N/A
Name of registered holder ***(if issued securities)***	N/A
No. and class of securities to which interest relates	N/A




166

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	10 December 2002	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Phil Mackey
	Division :	Corporate Secretariat
	E-mail	phil_mackey@amp.com.au
	Phone :	61 2 9257 9198
	Fax :	61 2 9257 5099

SUBJECT : AMP nominates Peter Willcox as new Chairman

ANNOUNCEMENT NO.: 166/02

NOTE - If you do not receive _ 2 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

10 December 2002

AMP nominates Peter Willcox as new Chairman

The AMP Board today announced that Peter Willcox had been appointed Deputy Chairman and will succeed Stan Wallis as Chairman in July next year, when Mr Wallis will retire from the Board.

Mr Willcox joined the AMP Board in September 2002, bringing substantial international business experience at both executive and board levels.

Mr Wallis indicated in late September that he would step down as Chairman, after overseeing the appointment of a permanent Chief Executive Officer. Andrew Mohl was appointed CEO in early October.

"AMP is a complex company, undergoing substantial change in difficult markets. Peter and I will work together over the next six months to achieve a smooth and orderly transition during what will be an important time for the company," Mr Wallis said.

Mr Willcox is currently Deputy Chairman and Chairman-elect of the Mayne Group Limited. He takes up the chair of Mayne in January 2003.

Mr Willcox's previous experience in the financial services industry includes being a director of Lend Lease Corporation from 1994 to 2000 and Deputy Chairman from 1999 to 2000, Director of MLC Ltd from 1998 to 1999 and Director of Schroders Australia Holdings Ltd from 1994 to 1999.

He is also a former Director of BHP, James Hardie Industries Ltd, FH Faulding Ltd and North Ltd.

He lives in Melbourne and holds both Australian and British citizenship.

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 23 December 2002

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP Banking sells credit card portfolio to American Express

ANNOUNCEMENT NO.: 167/02

NOTE - If you do not receive _2 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

23 December 2002

AMP Banking sells credit card portfolio to American Express

AMP Banking has entered into an agreement to sell its credit card portfolio in Australia and New Zealand to American Express for about A$236 million. This is about A$30 million above book value.

The sale is expected to be completed on 31 December 2002 and the final purchase price will be based on total gross accounts receivable at that date.

AMP Banking has about 162,000 credit cards on issue. There will be no immediate changes to the terms and conditions on these cards.

"We are working closely with American Express to ensure that our customers will not be inconvenienced in any way by the change in ownership," Mr Craig Meller, Managing Director of AMP Banking, said. "Given that we are currently running the portfolio on an American Express system, we don't anticipate any problems in the handover."

AMP will continue to offer credit cards in Australia under an exclusive co-branding distribution agreement with American Express.

The sale of the credit card portfolio is part of a major restructuring of AMP Banking announced on 14 November, to enable it to focus on core retail banking products in Australia and release about A$500 million in capital by the end of 2003.

"We are moving as quickly as we can to implement our restructuring plans, while managing the needs of both our customers and our employees," Mr Meller said. "Ultimately, we are building a more streamlined, profitable banking operation focused on Australian retail deposits and mortgages."

A structured sale process is currently underway for AMP Banking's property finance business in Australia and New Zealand and the UK and New Zealand mortgage businesses.

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053


168


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 2 January, 2003

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Prue Milne
Division : Corporate Secretariat
E-mail Prue_milne@amp.com.au
Phone : 61 2 9257 9909
Fax : 61 2 9257 5099

ANNOUNCEMENT NO.: **01/03**

SUBJECT : **Appendix 3F – Final share buy-back notice**

NOTE - If you do not receive __3_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
AMP Limited	49 079 354 519

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	On-market

Details of all shares bought back

2	Number of shares bought back	2,674,366
3	Total consideration paid or payable for the shares	$44,067,772
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: $17.11 date: 11 June 2002 lowest price: $15.46 date: 27 June 2002

+ See chapter 19 for defined terms.

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 2 January 2003
(~~Director~~/Company secretary)

Print name: P.A. Milne

== == == == ==

+ See chapter 19 for defined terms.





Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE:	6 January, 2003	
ADDRESSEE:	Name :	Companies Announcements Office
	Company :	Australian Stock Exchange Limited
	Fax No :	1 300 300 021
COPY:	Name :	Market Information Services Section
	Company :	New Zealand Stock Exchange
	Fax No :	0015 64 4 473 1470
SENDER:	Name :	Prue Milne
	Division :	Corporate Secretariat
	E-mail	prue_milne@amp.com.au
	Phone :	61 2 9257 9909
	Fax :	61 2 9257 5099

ANNOUNCEMENT NO.: **02/03**

SUBJECT : **Director Nominations**

03 MAR 28 AM 7:21

NOTE - If you do not receive __2_ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.



Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
GPO Box 4134
Sydney NSW 2001 Australia
Telephone 02 9257 5472
Facsimile 02 9257 7178

6 January 2003

Companies Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

DIRECTOR NOMINATIONS

The Annual General Meeting of AMP Limited will be held on 15 May 2003. In accordance with clause 65 of the constitution of AMP Limited and a waiver from Listing Rule 14.3 granted by ASX, the closing date for receipt of director nomination notices is 10 March 2003, being 44 business days before the date of the Annual General Meeting.

Yours faithfully

Prue Milne
Company Secretary

AMP Limited ABN 49 079 354 519
AMP Building Sydney Cove Sydney NSW 2000
GPO Box 4134 Sydney NSW 2001 Australia



170



AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 21 January 2003

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP 2002 profit expectations

ANNOUNCEMENT NO.: 3/03

NOTE - If you do not receive _3 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

21 January 2003

AMP 2002 profit expectations

AMP has reduced its current estimate of the 2002 operating margins of its UK Financial Services business by around £36 million (A$100 million) from the £112 million (A$311 million) estimate provided at its 4 December market briefing.

About £8 million (A$22 million) of this reduction reflects the deterioration in equity and bond markets from the assumptions held on 4 December to the actual market close on 31 December.

A further £15 million (A$42 million) reduction is anticipated because it is becoming clear during AMP's year-end financial processes that earlier assumptions underestimated the cumulative effect of weak equity markets on the margins released through its 90:10 funds. This is expected to have a similar effect on UK Financial Services' margins in 2003, all other things being equal.

In addition, the year-end processes are indicating the need for a top-up in provisions for pensions mis-selling and other potential liabilities to policyholders of about £13 million (A$36 million).

The anticipated reduction in UK Financial Services' operating margins means that AMP now expects to report a 2002 net operating profit of around A$500 million before write-downs, asset sales and restructuring costs. After those items, AMP currently expects to report a total net loss of around A$900 million for the 2002 year.

As AMP's year-end processes are still in their early stages, all estimates remain subject to final actuarial and audit review and sign-off. AMP will report its full 2002 financial results on 26 February 2003.

Payments of Reset Preferred Securities (RPS) distributions will not be affected by this announcement or the previously announced writedowns.

UK Financial Services is separately announcing details of its 2002 bonus rates on with-profit policies in the UK today. These will range from 0 to 5 per cent. The UK media release is available on AMP's website at www.ampgroup.com. These bonus decisions do not directly impact the 2002 operating margins of UK Financial Services.

"The UK results underline the impact of depressed equity markets and the continued difficult operating environment we face there," AMP's Chief Executive Officer Andrew Mohl said.

"However, we have over A$7 billion of our capital invested in the UK and we are committed to extracting value from our mature business and selectively growing our contemporary business in the best interests of shareholders."

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053


171


AMP

Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 12 February 2003

ADDRESSEE: Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY: Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER: Name : AMP Corporate Secretariat
Division : Corporate Secretariat

SUBJECT : Confirmation of Briefings

ANNOUNCEMENT NO.: 6/03

Confirmation of Briefings

AMP Limited will be holding open briefings to discuss its results for the year to 31 December 2002. The results will be released to the Australian Stock Exchange on 26 February 2003.

AMP will hold two briefings on 26 February 2003 to discuss the results and both will be webcast live via AMP's website (www.ampgroup.com). A media briefing will be held at 10.30am and an analysts briefing at 1.30pm.

In addition, a series of one-on-one meetings with institutional investors will be held in the weeks following these briefings. The purpose is to provide context around the 2002 annual results. These meetings will be held in Australia, the United Kingdom, Europe, Asia and the United States.

A copy of presentation materials to be used in all briefings will be posted on the AMP website with the results information on 26 February.

NOTE - If you do not receive _ 1 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.


172

12 February 2003

AMP response to ratings announcement

AMP notes the ratings actions announced today by Standard & Poor's (S&P).

Chief Executive Officer Andrew Mohl said AMP was pleased that S&P had moved to resolve the negative creditwatch placed on the company late last year.

"The different outcomes across the company reflect the market conditions and issues facing each business but overall, the most important point is that AMP remains financially strong," he said.

Mr Mohl said AMP was particularly pleased that the strength of the Australian Financial Services business had been recognised with the confirmation of the AMP Life rating at AA-.

"This action recognises the strength and security of the franchise that AMP has in Australia. Customers should feel reassured that S&P has acknowledged AMP's 'preeminent market position in its Australian home market and its solid capital and earnings profile'," Mr Mohl said.

The BBB+ rating assigned to Pearl is the standard rating for a business in run-off. AMP has already announced its intention to close the Pearl with-profits fund by the end of 2003.

"The lifting of the outlook for Pearl from negative to stable is a positive move, and recognises the decisive actions we have taken to underpin the financial position of this business. These actions include reducing the sensitivity of our funds to further falls in the FTSE through the disciplined use of derivatives," Mr Mohl said.

"While the change in the NPI rating to A is disappointing, it reflects the extremely difficult market conditions which the entire UK life industry is facing. This is evident in rating downgrades to many other UK life insurers in recent months."

The AMP Group Holdings Ltd rating has been lowered to A-. This takes the Group Holdings rating back to the level assigned before the RPS issue in October last year.

Mr Mohl said the negative outlook that remains on a number of AMP entities reflects the continued difficult operating environment in the UK and uncertainty over UK equity markets.

The ratings actions announced today by S&P are:

Company	Previous Rating	New Rating
AMP Group Holdings	A / Neg. Watch/A-1	A- / Neg. Outlook/A-2
AMP Life	AA-/ Neg. Watch	AA- / Neg. Outlook
NPI Ltd	A+ / Neg. Watch	A / Neg. Outlook
Pearl Assurance	A / Neg. Watch	BBB+
AMP Bank	A/ Neg. Watch / A-1	A- / Neg. Outlook/A-2

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053


173

Information only
12 February 2003

AMP warns shareholders to beware of offers to buy shares below their market price

AMP has today warned its retail shareholders to beware of the continued tactics by National Exchange Proprietary Ltd to buy AMP ordinary shares at prices below their current market price.

AMP has received a number of calls from retail shareholders concerned about such unsolicited offers.

AMP Chief Executive Officer, Andrew Mohl, said in the wake of continued efforts by National Exchange Proprietary Ltd, AMP has reinforced its concern that shareholders should be alert to any unsolicited offer to buy shares below their market price.

"AMP shareholders should exercise extreme caution before accepting any unsolicited offer from David Tweed's company, National Exchange Proprietary Ltd.

"It is of great concern to me if any AMP shareholder accepted an offer to sell their ordinary shares for less than their market price," Mr Mohl said.

He said AMP welcomed recently proposed Commonwealth legislation making it compulsory for any share dealer offering to buy shares to state their current market value.

National Exchange Proprietary Ltd has been accessing the personal information of AMP shareholders from the public share register since late last year and is again now offering to buy AMP ordinary shares.

Under Chapter 2C of the Corporations Act, National Exchange Proprietary Ltd can obtain shareholder details from any publicly listed company. These details include: shareholders' names, addresses, number of shares held and date on register.

Mr Mohl said it was important that shareholders always check the current trading price of AMP shares as well as consult an independent financial adviser before selling their shares.

National Exchange Proprietary Ltd is known to have contacted shareholders of other companies with offers to buy shares at prices below their market price.

Relevant links:
http://www.ampgroup.com/2column/0,2445,CH966%255FSI3,00.html
http://parlsec.treasurer.gov.au/parlsec/content/pressreleases/2003/003.asp

Media Inquiries
Karyn Munsie
9257 9870
0421 050 430

Matthew Coleman
9257 2700
0421 611 138

(174)



ASX Announcement

24 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **7/03**

Press speculation about AMP Chairman

AMP has been asked by the Australian Stock Exchange to respond to media reports that Chairman Stan Wallis will announce his intention to retire earlier than anticipated.

AMP confirms that Mr Wallis has not advised the Board of his early resignation. Any announcement of such a decision would be made in accordance with the ASX Listing Rules.

The Board is meeting this week to consider and approve the 2002 annual results, which will be announced to the market on Wednesday 26 February 2003.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519



Level 24, 33 Alfred Street, Sydney, NSW 2000
GPO Box 4134, Sydney, NSW 2001

ASX ANNOUNCEMENT

DATE: 21 January 2003

ADDRESSEE:
Name : Companies Announcements Office
Company : Australian Stock Exchange Limited
Fax No : 1 300 300 021

COPY:
Name : Market Information Services Section
Company : New Zealand Stock Exchange
Fax No : 0015 64 4 473 1470

SENDER:
Name : Phil Mackey
Division : Corporate Secretariat
E-mail phil_mackey@amp.com.au
Phone : 61 2 9257 9198
Fax : 61 2 9257 5099

SUBJECT : AMP 2002 profit expectations

ANNOUNCEMENT NO.: 3/03

NOTE - If you do not receive _3 _ page(s) including this one, please contact Penny Chan, on (02) 9257-5453 as soon as possible.

21 January 2003

AMP 2002 profit expectations

AMP has reduced its current estimate of the 2002 operating margins of its UK Financial Services business by around £36 million (A$100 million) from the £112 million (A$311 million) estimate provided at its 4 December market briefing.

About £8 million (A$22 million) of this reduction reflects the deterioration in equity and bond markets from the assumptions held on 4 December to the actual market close on 31 December.

A further £15 million (A$42 million) reduction is anticipated because it is becoming clear during AMP's year-end financial processes that earlier assumptions underestimated the cumulative effect of weak equity markets on the margins released through its 90:10 funds. This is expected to have a similar effect on UK Financial Services' margins in 2003, all other things being equal.

In addition, the year-end processes are indicating the need for a top-up in provisions for pensions mis-selling and other potential liabilities to policyholders of about £13 million (A$36 million).

The anticipated reduction in UK Financial Services' operating margins means that AMP now expects to report a 2002 net operating profit of around A$500 million before write-downs, asset sales and restructuring costs. After those items, AMP currently expects to report a total net loss of around A$900 million for the 2002 year.

As AMP's year-end processes are still in their early stages, all estimates remain subject to final actuarial and audit review and sign-off. AMP will report its full 2002 financial results on 26 February 2003.

Payments of Reset Preferred Securities (RPS) distributions will not be affected by this announcement or the previously announced writedowns.

UK Financial Services is separately announcing details of its 2002 bonus rates on with-profit policies in the UK today. These will range from 0 to 5 per cent. The UK media release is available on AMP's website at www.ampgroup.com. These bonus decisions do not directly impact the 2002 operating margins of UK Financial Services.

"The UK results underline the impact of depressed equity markets and the continued difficult operating environment we face there," AMP's Chief Executive Officer Andrew Mohl said.

"However, we have over A$7 billion of our capital invested in the UK and we are committed to extracting value from our mature business and selectively growing our contemporary business in the best interests of shareholders."

Media inquiries
Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

175



ASX Announcement

25 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 10/03

Confirmation of Briefings

AMP Limited will be holding an open briefing today to discuss changes made to the AMP Board.

A media briefing will be held at 3.15pm to discuss announcements made today related to the Board. This will be webcast live via AMP's website (www.ampgroup.com).

Peter Willcox and Andrew Mohl will be present at this briefing.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519





ASX Announcement

25 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **9/03**

AMP announces changes to Board

AMP Chairman elect Peter Willcox today announced a restructure of the AMP Limited Board resulting in the Board having a substantial majority of new and recently appointed directors.

"The Board recognises that shareholders have every right to be disappointed with AMP's performance," he said.

"The directors unanimously agreed that the creation of a new Board with a fresh approach will better assist me and the new CEO Andrew Mohl to reinvigorate this great Australian company.

"To facilitate an orderly transition and retain corporate knowledge, it was agreed that the restructure of the Board would take place in stages."

The stages are:

- Stan Wallis has decided that his previously announced retirement as Chairman and director will take effect from tomorrow. Patricia Cross has also elected to retire from tomorrow
- Sir Malcolm Bates, Paul Mazoudier and Ian Renard will retire in the course of the next six months
- Lord Killearn (Chairman of Henderson Global Investors) and Richard Grellman (Chairman of the Board audit and compliance committee) have agreed to remain on the AMP Board
- Newly appointed executive directors Andrew Mohl and Roger Yates will remain on the AMP Board.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Sir Malcolm Bates, Paul Mazoudier and Ian Renard have agreed to stay for an interim period to ensure an orderly transition. Beyond this point, the Board agreed that five of the current directors should remain. Three of these directors – Peter Willcox, Andrew Mohl and Roger Yates – have all been appointed within the last six months. Richard Grellman and Lord Killearn will stay on to provide continuity.

At the Annual General Meeting the five current directors who will remain on the Board in the longer term will stand for election.

"I hope to announce the appointment of up to three new non-executive directors over the coming months," Mr Willcox said.

"The search firm Spencer Stuart has been retained to assist us choose suitable candidates with the personal attributes and experience we seek.

Mr Willcox said that a number of changes would be made to current Board practices.

"Consideration is being given to a new long-term equity program for Directors involving fee sacrifice to replace the current system of cash-based retirement allowances for non-executive directors. Existing obligations to directors would be met," he said.

"This move reflects a change in community attitudes to directors remuneration and retirement benefits. I have not entered into a retirement allowance agreement pending these changes.

"In addition the Board has agreed that the term for Directors would generally be no longer than nine years. Any non-executive director remaining on the Board after nine years will be subject to annual re-election by shareholders at the annual general meeting. To allow this an amendment to the constitution will be put to shareholders.

"Over time this should ensure that the Board is continually renewed."

Mr Willcox also confirmed that the AMP Board and Paul Batchelor (the former CEO of AMP) are currently in dispute over Mr Batchelor's entitlement to payment on termination. Negotiations are continuing in an attempt to resolve this dispute.

"AMP remains committed to communicating to shareholders the amount of any payment as soon as it has been decided," he said.

"We made a commitment to communicate as soon as any amount was agreed and that commitment stands."

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

177



ASX Announcement

25 February 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 8/03

Mr Wallis retires as Chairman of AMP Limited

Mr Stan Wallis today announced following an AMP Board meeting that he will retire as AMP Chairman and a director of the company as from tomorrow.

Mr Peter Willcox who is currently Chairman elect will succeed Mr Wallis.

Mr Wallis said that he had been working closely with Mr Willcox over the last two months to transition his responsibilities.

"At the time of Peter's appointment as Deputy Chairman and Chairman elect, I announced I would not retire until the middle of the year.

"However I now believe it is in the best interests of the company for Peter Willcox to assume forthwith the chairmanship of AMP.

"This clears the way for Peter to pursue an accelerated agenda to revitalise AMP with a new Board and the new management team."

On Monday, AMP was required by the ASX to respond to media speculation. AMP stated that Mr Wallis had not advised the Board of his early resignation. The timing of Mr Wallis's resignation has been brought forward as part of the wider changes in Board membership which were agreed at the Board meeting today.

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519


178

26 February 2003

AMP bottom line loss of A$896 million

Writedowns and restructuring costs of A$1,571 million have resulted in a bottom line loss of A$896 million for the year to 31 December 2002, AMP announced today, in line with guidance given to the market in January 2003.

Profit after tax but before other items was A$495 million, compared with A$667 million in the previous corresponding period.

Directors have declared a final dividend of A$0.20, taking total dividend for the year to A$0.46 compared with A$0.51 in 2001. The reduction reflects the lower level of underlying earnings.

AMP Chief Executive Officer Andrew Mohl said difficult investment markets had resulted in reduced operating margins, as well as significant reductions to the carrying value of a number of businesses.

"While the impact of depressed investment markets is outside our control, shareholders have every right to feel disappointed in AMP's recent performance," Mr Mohl said.

"It is clear that our strategy was over-ambitious, particularly in the UK.

"To address this, we have conducted a thorough review of strategy. Actions to date include a new senior management team, the establishment of two UK financial services businesses to reduce our risks, the scaling back of our growth ambitions, sale of non-core assets and a cost reduction programme.

"Despite our obvious problems, we have strong businesses in Australian Financial Services and Henderson Global Investors. Given current market conditions, these businesses have performed extremely well.

"Ultimately, we are concentrating on the things we can control and if markets get worse, we are ready."

Summary of results

Performance in **Australian Financial Services** (AFS) was strong given difficult market conditions. Operating margins were down 9 per cent to A$334 million.

An 11 per cent fall in total new business to A$9,368 million was solid given the external environment. Corporate Superannuation was a highlight with new business up 12 per cent to A$2,418 million, reflecting several successful tenders.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Persistency remained stable at 83.8 per cent, a strong result in a year when capital guaranteed investment options closed and fund inflows were down. This reflects better customer retention strategies.

AFS made a number of changes during the year aimed at becoming even more operationally efficient and competitive. AMP Direct was integrated into other parts of the business, while cost savings were achieved across support functions and IT. Controllable costs fell 8 per cent while the cost to income ratio was steady at 44 per cent.

In New Zealand, underlying net profit was A$42.7 million compared with A$45.5 million previously. Sales of risk products such as life insurance were up significantly on the previous year, while sales of managed investments and superannuation products were below expectations but in line with overall industry performance.

AFS Return on Invested Capital (RoIC) was down only marginally at 13.8 per cent, with A$971 million of net capital released in 2002.

Operating margins in **UK Financial Services** fell 36 per cent to A$211 million, reflecting the toughest market conditions in decades.

New business fell 21 per cent to A$6,856 million. Hardest hit was new business through the Direct Sales Force, down 36 per cent. Given the environment of volatile markets and the issues surrounding Pearl regulatory capital position, a fall in IFA sales of 14 per cent was a creditable result. The Corporate Pensions business, established in May 2002, continued to grow off a small base.

Persistency in UKFS was 88 per cent, compared with 89 per cent previously.

To combat the impact of volume reductions and margin pressure, UKFS is undergoing a significant cost management programme. In 2002, the cost to income ratio was steady at 64 per cent.

RoIC was disappointingly low at 6.5 per cent, down from 10.2 per cent previously.

In **Henderson Global Investors (HGI),** operating margins held up well in difficult markets, falling 8 per cent to A$192 million from A$208 million in the previous corresponding period. Assets under management fell by 13 per cent to A$255.6 billion.

Strict cost control resulted in only a slight increase in the cost to income ratio to 69 per cent.

Henderson continued to expand selectively during the year in key areas including property and private capital. Distribution capability in Europe was also expanded.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

RoIC in Henderson was down slightly at 10.7 per cent.

Writedowns and restructuring losses were broadly in line with forecasts at A$1,227 million and A$344 million respectively.

"These writedowns reflect a material reduction in the carrying value of several acquisitions and new ventures in line with the realities of the current market," Mr Mohl said.

The writedowns included A$523 million related to UKFS assets; a reduction in Henderson's NPI goodwill of A$244 million; and A$460 million related primarily to former AMP International assets.

Mr Mohl said transformation costs of A$344 million were associated with the strategic review undertaken after his appointment, and in line with his five point reform agenda. Costs include redundancy payments, write-offs of capitalised expenditure and other product-related closure costs.

The reform agenda includes a greater emphasis on profitable products and channels, the scaling back of growth ambitions, improved disclosure, changing behaviours and leadership.

The statutory accounts released with the results include details of payments to a number of executives who left the organisation last year. The payment to former CEO Paul Batchelor is not included as it is yet to be finalised. AMP has announced separately that it is in dispute with Mr Batchelor about this matter.

"These payments were part of the cost of the reform agenda that I started last year. My decision to put in place a new team around me was important because it enabled AMP to drive through the changes that this company needed to make – and make quickly - as part of that reform agenda," Mr Mohl said.

"We accept that people find it difficult to understand why these payments are made. In this case, they include contractual rights and payments made in mitigation of other legal claims. This was verified by expert external advice."

Current issues

Capital management

AMP's UK regulatory capital position was under intense pressure in 2002 following significant and sustained falls in the UK FTSE index.

All UK life entities currently exceed Minimum Regulatory Capital requirements set by the UK Financial Services Authority (FSA). In addition, AMP has used number of approaches including derivatives, hedging and lower Equity Backing Ratios (EBR) to reduce sensitivity to equity markets.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"Our initiatives now in place support our goal to avoid the need for the shareholder to invest additional capital into our UK businesses, even at a FTSE level of 3,000 or lower," Mr Mohl said.

In terms of the Group's overall capital management, Mr Mohl said that AFS is expected to continue to supply capital in 2003, while HGI will have little need for capital for organic growth.

"AMP remains soundly capitalised and we have no plan for an equity capital raising at this time," he said.

UK earnings

Mr Mohl said specific estimates for 2003 were not appropriate in light of the increasing uncertainty in the UK market.

"We have taken the steps necessary to protect our regulatory capital position. However this has an impact on earnings moving forward. Overall the operating margin outlook for 2003 is very uncertain and all current forces are pushing earnings lower.

"While earnings from this business will be constrained at current market levels, the business still has a large capital base. We are extremely focused on protecting and releasing this capital over the medium to long term."

Conclusion

Since the end of 2002 global investment markets, particularly in the UK, have weakened. If global markets weaken further or remain at current levels, the group's profitability will be adversely affected.

"We are not expecting better markets in the short term. That is why we are concentrating on managing the key issues facing the business, particularly in the UK," Mr Mohl said.

"While some of the decisions have been tough - and the consequences unpleasant - they have been necessary to face the realities of extended bear markets and to make the changes this company needed to make.

"In the medium term, our business portfolio and strategic positioning will improve and we remain focused on achieving long term shareholder value through the disciplined execution of our strategy."

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053


179


AMP

ASX Announcement

4 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 14/03

For information only

Mr Wallis declines retirement allowance

The former Chairman of AMP Mr Stan Wallis has today advised that he will not take up his retirement allowance of around $1.6 million.

Mr Wallis said that his decision was personal and based on the belief that it was inappropriate to receive a large retirement benefit at such a difficult time for AMP.

Mr Wallis will still receive his compulsory superannuation contributions which amount to around $100,000.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519





ASX Announcement

7 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Fax: 1900 999 279

Fax: 0015 64 4 473 1470

Announcement No: 17/03

AMP comment on ratings

AMP notes the ratings action announced today by Moody's.

Moody's has announced that it has assigned a negative outlook to the long term ratings for the AMP Group.

AMP Chief Executive Officer Andrew Mohl said this was consistent with the actions of other ratings agencies, and reflected information that AMP had already provided to the market.

"This decision reflects a wider concern about the earnings outlook for the UK life industry and will have no impact on the day-to-day operations of the company," he said.

Mr Mohl welcomed Moody's acknowledgement of the Group's financial strength and the continuing earnings opportunities for the Australian business.

"AMP's capital position has not changed and we remain soundly capitalised," he said.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

(181)



ASX Announcement

11 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: 18/03

For Information Only

Board candidates for 2003 AGM

The date for receipt of director nominations for the 2003 Annual General Meeting (AGM) has now closed, AMP Chairman Peter Willcox said today.

Current AMP Directors standing for election at the AGM are:
- Peter Willcox;
- Andrew Mohl; and
- Roger Yates.

Current AMP Directors standing for re-election are:
- Lord Killearn; and
- Richard Grellman.

There is one external shareholder nomination for the Board:
- Stephen Mayne.

Details of all candidates will be outlined in the Notice of Meeting, which will be sent to shareholders around mid-April 2003.

Current AMP Director Paul Mazoudier, who was due for re-election, has decided not to stand. Mr Mazoudier had already indicated his intention to leave the Board by the end of August 2003 and it would therefore not make sense for shareholders to elect him for a period of only three months.

Mr Mazoudier will leave the Board before the AGM.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Mr Willcox said that the Board process for identifying additional candidates, announced on 25 February 2003, had only been underway for two weeks and was progressing well.

The AGM will be held on 15 May 2003.

Media inquiries
Karyn Munsie
61 2 9257 9870
0421 050 430

Matthew Coleman
61 2 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
61 2 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519



ASX Announcement

13 March 2003

Manager
Company Announcement Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **20/03**

For information only

AMP makes Paul Batchelor payment

AMP has today paid former Chief Executive Officer Paul Batchelor A$2.1 million as compensation for his termination in September 2002.

Chairman Peter Willcox said AMP had delivered the former CEO a cheque for $1.4 million, which is net of $0.7 million tax. The gross figure is equivalent to approximately 18 months base salary.

Mr Willcox said the cessation payment had been made in an attempt to bring the matter to a close.

"Despite protracted discussions and negotiations, Mr Batchelor and AMP have failed to reach an agreed settlement," he said,

"We believe this payment is fair and reasonable and it has been made in the interests of resolving the matter.

"If he believes he is entitled to any additional payments, he is free to take legal action."

Mr Willcox said that the Board had considered making Mr Batchelor no payment. However in view of the legal issues involved, a $2.1 million payment was considered an appropriate reflection of his legal entitlements.

"We believe this is an adequate payment in the circumstances, particularly considering the actions we have had to take since Mr Batchelor left," Mr Willcox said.

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

183



ASX Announcement

19 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **22/03**

For information only

AMP securities holders warned not to accept unsolicited offers from National Exchange Proprietary Ltd

AMP Reset Preferred Securities and AMP Income Securities holders have now been targeted by David Tweed's National Exchange Proprietary Ltd which is offering to buy their securities at prices significantly below their market price.

The new unsolicited offers to securities holders follow previous offers by National Exchange Proprietary Ltd to AMP retail shareholders to buy their AMP ordinary shares.

National Exchange Proprietary Ltd is offering AMP Reset Preferred Securities and Income Securities holders a mere A$10 per security. Yesterday, these securities closed on the Australian Stock Exchange at A$96.85 and A$77.05, respectively. They should not be confused with AMP ordinary shares.

AMP Chief Executive Officer, Andrew Mohl, said: "AMP Reset Preferred Securities and Income Securities holders should exercise extreme caution before acting on such unsolicited offers in light of their low offer price."

He said AMP welcomed proposed Commonwealth legislation making it compulsory for any share dealer offering to buy shares and other securities to state the current market price.

National Exchange Proprietary Ltd has accessed the personal information of AMP Reset Preferred Securities and Income Securities holders from AMP under Chapter 2C of the Corporations Act.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Under the Act, National Exchange Proprietary Ltd can obtain security holder details from any publicly listed company. These details include: security holders' names, addresses, number of securities held and date on register.

Mr Mohl said it was important that AMP Reset Preferred Securities, Income Securities holders and shareholders always check the current trading price of AMP securities as well as consult an independent financial adviser before accepting any unsolicited offer.

Media inquiries
Ph: 1800 004 654

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

189



ASX Announcement

25 March 2003

Manager
Company Announcements Office
Australian Stock Exchange
Level 4, 20 Bridge Street
Sydney NSW 2000

Manager
Market Information Services Section
New Zealand Stock Exchange
Level 9, ASB Tower, 2 Hunter Street
Wellington New Zealand

Announcement No: **23/03**

AMP announces two new Directors

The AMP Board has today announced the appointment of two new non-executive Directors to the AMP Board.

The Directors, who both have extensive Board and senior management experience, are Pat Handley, formerly Chief Financial Officer of Westpac; and Meredith Hellicar, who has broad business and Board experience. Resumes are attached.

Meredith Hellicar's appointment is effective immediately, while Pat Handley will be joining the Board 2 April 2003.

AMP Chairman Peter Willcox said he was pleased the company had attracted two Directors with the diverse backgrounds, experiences and skills necessary to participate effectively with the new Board.

"Both Directors have carried out intensive due diligence on AMP prior to their decision and have been given full access to all financial information," Mr Willcox said.

"This has the important benefit of enabling them to make an immediate contribution."

Mr Willcox said that after reviewing a number of excellent candidates, the Board had focused on Mr Handley and Ms Hellicar because of their broad managerial skills and experience in dealing with challenging situations. This was as much a determining factor as their experience of financial services.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

"Pat Handley has hands-on experience of decision-making as Chief Financial Officer of a leading Australian bank when it faced a number of issues," Mr Willcox said.

"Meredith Hellicar has exceptional experience as both an executive and Director, and demonstrated leadership and the ability to deal with difficult decisions."

To avoid the potential for conflicts of interest, Mr Handley has today resigned from his position on the Suncorp Metway Board.

Mr Willcox said the Board had moved quickly to appoint new Directors to ensure that shareholders would have the opportunity to vote on their appointment at the forthcoming Annual General Meeting on 15 May 2003.

This means shareholders will vote on the appointment of seven Directors at the Annual General Meeting. There are eight candidates and the order in which they will appear on the proxy form is:

- Lord Killearn
- Peter Willcox
- Roger Yates
- Richard Grellman
- Andrew Mohl
- Stephen Mayne
- Pat Handley
- Meredith Hellicar

The order of candidates was determined by a ballot which was conducted by independent legal advisers.

The appointment of new Directors follows the Board restructure announced on 25 February 2003. The restructure is aimed at creating a new Board with a fresh approach to reinvigorate the company.

Paul Mazoudier has resigned from the Board today, while the leaving dates for Sir Malcolm Bates and Ian Renard are yet to be determined.

Media inquiries
Karyn Munsie
Ph: 9257 9870
0421 050 430

Matthew Coleman
Ph: 9257 2700
0421 611 138

Investor inquiries
Mark O'Brien
Ph: 9257 7053

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Resumes

Roger Patrick (Pat) Handley

Pat Handley is a company Director with significant financial services experience.

His career in financial services began with a Citicorp Venture Capital subsidiary called Management Horizons Data Systems, where he was quickly promoted to the position of Vice President of Finance and Administration.

He later joined what is now Banc One Corporation in the US as Chief Financial Officer, with responsibility for all aspects of financial management and acquisitions for that company.

He later became Chairman of an investment company called Muirfield Fund Incorporated, that focused on investing in and turning around under-valued financial institutions.

In 1993 he was approached by Bob Joss to assist him in the turnaround of Westpac, joining as Chief Financial Officer. Here he had line responsibility for all aspects of the financial function including treasury, management information systems, tax and risk management. Over the next seven years, he played a key role in the turnaround of Westpac. He implemented EVA reporting measures and led the development of new risk management processes. He also led the rationalisation and streamlining of the bank's back office activities and was instrumental in the formulation of the bank's long term growth strategy.

After a seven year career with Westpac, Mr Handley retired on good terms to pursue other opportunities. He is currently advising PriceWaterhouseCoopers and is Chairman of Pacific Brands, and has announced his retirement from the Suncorp Metway Board to join AMP.

He has a Bachelor of Arts, majoring in Economics and Mathematics, from Indiana University (USA) and a Masters of Business Administration majoring in Finance from Ohio State University (USA).

He is married with two sons and enjoys a variety of outdoor activities.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519

Meredith Hellicar

Meredith Hellicar is a company Director and consultant specializing in change management. She has 27 years' experience in the telecommunications, resources, logistics, legal services and financial services sectors, spanning both the private and public sectors. For the last fifteen years she has led organisations within Australia and Asia through business building and structural, operational and cultural change, with an emphasis on the effective provision of business to business services. She is also an experienced company director of public and, more recently, private companies.

She has held the positions of Chief Executive of Corrs Chambers Westgarth, Managing Director of TNT Logistics Asia, Managing Director of InTech Financial Services and Executive Director of the New South Wales Coal Association. She has also held various executive positions with Esso, OTC and the Foreign Service.

Meredith is a Director of James Hardie Industries, the Southern Cross Airports Group and HCS and is Chairman of HLA Envirosciences and the Sydney Institute. She is an Honorary Member of the Business Council of Australia, chairing its Greenhouse and Energy Taskforce and is a member of the Takeovers Panel and of the Foreign Affairs Council. She serves on several voluntary Boards, including the Garvan Institute Foundation and the Australia and New Zealand Intensive Care Foundation.

Meredith has a Bachelor of Arts (Italian major), Master of Laws (Hons.) in International Business Law and a Licentiate of Music of Australia (pianoforte). She was Australia's 1993 Eisenhower fellow to the United States to study change management in major corporations.

She is married with one daughter and enjoys politics, ballet, theatre, the Swans and trying to keep fit.

AMP Limited
Level 24, 33 Alfred Street
Sydney NSW 2000 Australia
ABN 49 079 354 519





Shareholder News

August 2002 AMP Limited ABN 49 079 354 519

"Solid performance in tough market conditions... Increased interim dividend to shareholders... Disciplined focus on our immediate priorities: UKFS, costs and capital"

Paul Batchelor Chief Executive Officer

Our 2002 half year results

The solid performance of AMP's operating businesses in tough market conditions helped achieve a reasonable result for the first half of 2002.

Our operating businesses delivered a modest 3% increase in core operating margins to A$470 million.

However, the second component of our earnings – investment income – fell as a result of depressed global investment markets, resulting in a net profit after tax of A$303 million compared to A$403 million for the first half of 2001.

The results for this half were also impacted by the absence of any large non-recurring items, compared with the 2001 half year results which included A$86 million for the sale of Virgin One and Resolve Engineering.

Inside this issue

AMP's new advertising campaign
What do you look forward to?

Driving the heritage business
An interview with Andrew Mohl

AMP's 2002 Annual General Meeting
An important part of AMP's communications with shareholders

Improvements to shareholder services
Shareholder information line
Dividend statements online
Reusable envelopes
Dividend payment

The solid performance of our operating businesses has enabled us to increase our interim dividend to shareholders by A$0.01, or 4% to A$0.26 a share, 15% franked. It will be paid on 29 October.

This reflects our policy of providing a steady or rising stream of dividends in line with long-term sustainable earnings.

I want the business to do better, as I am sure you do. However, difficult markets are negatively impacting us in a variety of ways, including:

- our investment income;
- the fees and commissions we earn on funds invested for our customers; and
- the willingness of customers to invest.

AMP's profit consists of two parts:

1. Core recurring operating margins – profit from our core businesses; and
2. Investment income – the return we get from shareholder fund investments.

What did we do well?

- Achieved growth of 3% in core recurring operating margins to A$470 million.
- Reduced cost ratios across the Group and all our business units.
- Increased the value of new business in our Australasian and UK retail businesses by 4% and 28% respectively.
- Improved AMPFS's return on invested capital from 13.8% in the first half of 2001 to a new high of 15% in the first half 2002.
- Realised shareholder value with the sale of Cogent to BNP Paribas for up to $A650 million.

What do we want to improve?

- Overall profit level, which is down 25% on the first half of 2001 to A$303 million.
- Return on equity, which was 7% in the first half of 2002 down from 9.6% in the first half of 2001.
- Earnings per share, which fell A$0.09 to A$0.27.

What are we doing about it?

Reviewing where we performed reasonably well and where we can improve, provides the context for why we are focussing on the following key priorities:

- building the AMP UK Financial Services business;
- cost management; and
- capital management.

As you are likely aware, the UK financial services market is currently very volatile, placing pressure on all UK insurance companies to meet minimum regulatory requirements.

To satisfy these requirements, we are fast-tracking UKFS strategy by switching to more modern, capital efficient products and structures. This means we will be withdrawing traditional products from the market and replacing them with less capital intensive, contemporary ones.

I would like reassure you that our economic solvency is extremely strong and is able to withstand further investment markets falls.

Across the Group, we also continue to concentrate on reducing costs and investing in distribution, brand and technology.

continued ▶

CEO's message

continued



One is enough!

Share price

We are disappointed about the decline in our share price.

While we can control some factors that affect our share price, like tight cost and capital management, there are many factors outside our control.

Currently, the factors we cannot control, namely the effects of volatile international equity markets, are having much more of an impact on our share price than the measures we are implementing.

Looking ahead

We expect market conditions to remain difficult for the rest of 2002.

Irrespective of when markets turn – and they will turn – we will continue to manage our business with a disciplined focus on our immediate priorities: UKFS, costs and capital.

It is in these three areas that we can take the most effective action to protect profitability, earnings per share and return on capital in the short term and improve our competitive position in the long term. It also lays the groundwork for strong earnings growth when markets rebound.

Financial summary	First half 2002	First half 2001
Net profit after tax	**A$303m**	A$403m
Core recurring operating margins	**A$470m**	A$458m
Dividend per share	**A$0.26**	A$0.25
Earnings per share	**A$0.27**	A$0.36

Managing our costs...

a key initiative for 2002

In 2001 AMP spent almost A$6.5 million on paper, printing and posting shareholder communications. You can help us reduce this cost.

There are several ways shareholders can help us reduce costs and at the same time, decrease the amount of paper we use for communications material, so it's good for the environment.

Do you receive multiple copies of AMP's shareholder communications?

More than one copy of the AMP Annual Report and Shareholder News is sent to 250,000 shareholders. If you received the post card *One is enough!* with this edition of Shareholder News, then multiple copies of the Annual Report or Shareholder News come to your home.

If you don't need more than one copy of these publications, tell us to stop sending them, by choosing one of the following options:

- tick the appropriate boxes on the card and send it to us by return post or fax;
- ring the shareholder information line;
- send us an email.

Our contact details are on the back page of Shareholder News.

Unless you tell us not to send you an Annual Report, the Australian Corporations Act requires us to post a Report to each of your registered shareholdings.

Do you have more than one AMP shareholding in the same name?

To make it easier for you to manage your AMP shareholding, combine your holdings. Call the shareholder information line for more details.

Do you have an email address and use the internet?

Our research indicates 58% of AMP shareholders use email and the internet at least once a week. By providing us with your email address, you can choose the shareholder communications you want to receive electronically. Not only will we save money printing less copies, it is also good for the environment.

Don't want to receive the Annual Report or Shareholder News?

Our research also tells us 40% of shareholders didn't look at this year's AMP Annual Report. If you don't want to receive the Annual Report or Shareholder News, please let us know. Remember if you have access to the internet, you can log onto our website www.ampgroup.com/shareholdercentre at any time to read and print these publications.

A better way to receive your dividends

Your dividends can be directly credited to your financial institution account. Australian and New Zealand resident shareholders can increase your AMP shareholding by having your dividends reinvested in the Dividend Reinvestment Plan. Simply call the shareholder information line for more details.

Paul Batchelor

Paul Batchelor
Chief Executive Officer


What do you look forward to?

AMP's new advertising campaign

In implementing our corporate strategy, one of our six key business priorities for 2002 is to capitalise on our brand strength in Australia and build the brand in the UK.

In line with this strategy, AMP launched its first international advertising campaign on 11 August in its two key markets of Australia and the UK. The campaign will be introduced in New Zealand during early 2003.

The campaign is designed to achieve two objectives:

- to reposition the brand in Australia and New Zealand; and
- to build awareness of the AMP brand in the UK.

In all markets, AMP wants to ensure that its brand reflects the company it is today – a forward-looking, dynamic, international wealth management company.

Australia AMP's challenge in Australia is to change the way our current and future customers view the company.

As a business, AMP has been transformed over the past few years into a modern, international wealth management company. However, most consumers recognise us as an insurance and superannuation business. The new campaign aims to start consumers thinking of AMP as a modern, convenient provider of investment, financial planning, retirement income and banking products and services.

UK Our challenge in the UK is to raise awareness of the AMP brand. While AMP has operated in the UK for more than 100 years, consumers are more familiar with our sub-brands, Pearl, NPI and London Life, than they are with the AMP brand.

While the brand's starting point in the UK is very different to that in Australia, the end point is the same – to position AMP as a dynamic, international wealth management company.

Cost efficiencies

In the crowded financial services market, a powerful brand is a vital asset and essential to our long-term sustainability.

This year, we will spend A$10 million in Australia and £10 million in the UK on the new advertising. In total, we are investing about A$37.5 million. We combined the marketing spends of our Australian and UK retail businesses to support this international campaign, which achieved cost and production savings of A$5 million or £1.8 million.

Importantly, we have developed an advertising campaign that is far more powerful than what each business could have afforded independently.

The campaign

AMP's new advertising campaign takes an optimistic approach to the concept of customers taking charge of their own financial futures.

August 11 marked the start of AMP's three-year brand building program, with the launch of a teaser ad in Australia and the UK featuring celebrities discussing what they look forward to.

We chose to use celebrities in these ads as a cost-effective way of capturing our customers' attention among the 'clutter' in financial services advertising.

The next advertisements in the campaign – *the lifestage ads – go to air in late August* in Australia and in the UK. They focus on how AMP's products and services help people at every stage of their lives, such as when they buy a house, start a family or retire, which enables us to showcase our complete range of financial products and services.

The third part of the initial advertising series focuses on the specific benefits of AMP products and services. These ads will go to air in late September in Australia and will be launched in the UK in 2003.

Driving the heritage business

An interview with Andrew Mohl



Andrew Mohl fact file

Current role	Managing Director, AMP Financial Services (AMPFS)
Appointed	December 1999 (joined AMP 1996)
Previous roles	Managing Director, AMP Asset Management Managing Director, ANZ Funds Management Senior positions at the Reserve Bank of Australia
Personal	Aged 46. Married to Marilu Children Matthew 19, Misha 14, Natalia 11 and Nicholas 8

What's good about AMPFS?
This is the 'heritage' business of AMP with more than 150 years as a leading financial services group. We have transformed from being only a life insurer into a broadly-based provider of high quality advice centred on investment, superannuation, pension, banking and risk products and services. We help more than three million Australians and New Zealanders save and invest for their retirement and protect their assets in a complex and changing environment. In that regard, we serve a valuable role in society and we have great respect for that, in everything we do.

What are the challenges AMPFS faces?
We have to continue delivering better value for our customers through more modern products with greater flexibility and choice, combined with the offer of direct and planner-based services. Meanwhile, we must continue to boost our operating efficiency by investing wisely and controlling our costs. Attracting, developing and retaining the best employees and planners are critical to achieving these goals, so we spend a lot of time ensuring our people are talented and motivated.

How has the business transformed since AMP listed in 1998?
The business is much stronger today. Our return on shareholders' capital has risen to 15%, which is very high by international standards. We have grown the business while lowering costs and managing the capital wisely. We are also more market-oriented and driven by what our customers expect, based on their experiences from all product and service providers.

What lessons have you learned since becoming MD of AMPFS?
I never stop learning! I'm a great believer in strong strategic focus and I've seen the power of having really top people around me who share the same beliefs and commitment. Once a team builds momentum, it's amazing what it can achieve. We deliver results now that nobody thought were possible a few years ago and that's the power of focus and momentum. I've also learned that the better the business the more change you can achieve.

AMPFS fact file

AMPFS competes in the retail managed funds market, which has around A$235 billion in funds under management in Australia and around NZ$17 billion in funds under management in New Zealand.

2002 half year highlights	
Recurring operating margins	**A$197m**
Overall net cash flows	**A$1,603m**
Value of new business	**A$124m**
Cost to income ratio	**41%**
New business	**A$4,633m**

"The business is much stronger today. Our return on shareholders' capital has risen to 15% which is very high by international standards"

How is AMPFS contributing to the AMP UK Financial Services (UKFS) transformation?
The Australian retirement savings market is quite sophisticated, so the AMPFS and UKFS teams spend a lot of time together understanding the UK business and market environment and the differences with our marketplace. The UKFS team's challenge is to learn from our experiences and adapt them to UK conditions. Some AMPFS executives have worked in the UKFS business on a short-term basis, and two members of the current UKFS leadership team formerly worked in AMPFS.

What are your interests outside work?
I have four children, so home is a busy and exciting place. For recreation, I play tennis and golf. As a family, we love travelling. Next month, we're all heading up to the NSW central coast for a week in the school holidays. It's just a beautiful part of the world, as is all the Australian coastline. This holiday, we're also taking our two dogs who love being part of the action and running up and down the beach with the kids. It doesn't get much better than that!

AMP's 2002 Annual General Meeting

AMP's 2002 Annual General Meeting (AGM) was held on 16 May in the City Recital Hall, Angel Place, Sydney. Almost 800 shareholders and guests attended with several hundred people watching the webcast on the internet.



[illegible] the Board Committee Chairmen

Board Nomination Committee
Chaired by Mr Stan Wallis. The Committee has retained external advisers to help identify and recruit one or two additional Director(s) for the AMP Board.

Board Audit and Compliance Committee
Chaired by Mr Richard Grellman. Key terms of AMP's Charter of Audit Independence include quarterly reporting to the Committee on the levels of audit and non-audit fees; specific exclusion of the audit firm from work which may give rise to a conflict or perceived conflict; and audit partner rotation every five years.

Board Remuneration Committee
Chaired by Sir Malcolm Bates. The Committee reviews the remuneration, performance and terms and conditions of employment of the CEO and members of his management team. Significant recent activities included a comprehensive assessment of reward and recognition practices across the Group including the company's executive Short Term Incentive Plans, with the assistance of external advisers.

Board Finance Committee
Chaired by Lord Killearn. The Committee oversees capital management and financial and credit risk. Its role includes assessing the Group's financial strength and credit ratings and conducting both pre-transaction and post-transaction reviews of major shareholder investments, such as the acquisitions of Interactive Investor and Towry Law in the UK.

Board Governance Committee
Chaired by Mr Paul Mazoudier. The Committee's responsibilities include the application of AMP's Corporate Governance Charter and the approval of corporate policies, including Corporate Social Responsibility.

An important part of AMP's communications with shareholders, the AGM is both a forum for formal items of business and an opportunity for shareholders to comment and ask questions.

In his address, Chairman Stan Wallis gave an update on Board activities during the year, including the outcomes of a regular review of Board performance.

CEO Paul Batchelor committed to a sharpened focus on effective cost management, emphasising its importance in the tough environment in which the company is currently operating.

The Chairman of each of the Board Committees gave a brief overview of their Committee's responsibilities and activities. The key points are reported in the box to the left.

Items of business
The first item of business was an opportunity for shareholders to comment on and ask questions about the financial reports, business operations and management of AMP.

In response to questions about investment performance and the impact on AMP's profits, the Chairman explained that the investment performance of AMP's funds manager Henderson Global Investors met or exceeded performance benchmarks for 60% of the funds under management. However, the impact of investment markets, particularly in the UK where the equity markets have fallen significantly over 2001 and into this year, meant that AMP reported a loss of A$26 million in 2002 on its shareholder capital resources compared to a profit of A$617 million in the previous year.

A number of shareholders suggested ways of improving the content and comprehension of the Annual Report. These suggestions will be taken into account in preparing the 2002 Report.

Mr Batchelor stated that the objective was to continue to drive down costs so that the company's ratio of costs to income was below 60%. He explained that the three main businesses, AMP Financial Services, UK Financial Services and Henderson Global Investors, each had specific targets appropriate for their business.

In response to concerns about AMP's share price, the Chairman said the Board and management believed that over the long term the company can deliver consistent and growing benefits to shareholders, as evidenced by the consistent growth in core recurring operating margins – up 14% in 2001. However, like many other companies, AMP's overall profitability and share price had been impacted by global investment markets.

In response to a question about AMP's investment in India, Mr Batchelor explained that AMP's joint venture there is at a very early stage and that it is a long-term venture.

Election of Directors
AMP's Constitution requires one third of non-executive Directors to retire by rotation at each AGM. Shareholders at the meeting approved the re-election of Stan Wallis and Ian Renard as Directors.

The full text of the Chairman's and the CEO's addresses are available in the Shareholder centre of our website – www.ampgroup.com.

Improvements to shareholder services



Important dates for shareholders

4 October 2002
Record date for 2002 interim dividend

29 October 2002
Payment date for 2002 interim dividend

February 2003
Release of 2002 full year results

Reusable envelopes are cost effective and environmentally friendly

Need help?

Contact the AMP Share Registry

Australia
AMP Share Registry
GPO Box 4257, Sydney NSW 1046
Phone 1300 654 442
Fax 1300 301 721

New Zealand
AMP Share Registry
PO Box 91-543, Auckland Mail Centre
Phone 0800 448 062
Fax 09 488 8787

United Kingdom
AMP Share Registry
PO Box 82, The Pavilions
Bridgwater Road, Bristol BS99 7NH
Phone 0800 783 3315
Fax 0870 703 6119

Other countries
AMP Share Registry
GPO Box 4257, Sydney NSW 1046
Phone 61 2 8234 5000
Fax 61 2 8234 5002

Email
ampservices@computershare.com.au

Internet
www.ampgroup.com/shareholdercentre

Shareholder information line

The shareholder information line is being updated to provide an improved level of service to shareholders. Stage 1 of the update will be implemented during the first week of September. Major changes include a shorter introductory message and extended service hours of 8am to 7pm Sydney time, Monday to Friday, for the Australian information line. New selection menus, without the need to enter your Shareholder Reference Number for general information, are scheduled for introduction during November. If you have any suggestions on how we can further improve your shareholder information line simply provide them to the service centre operator or send an email to ampservices@computershare.com.au.

Dividend statements online

If you have your dividends directly credited to a financial institution account or participate in the Dividend Reinvestment Plan, you now have the option of receiving your 2002 interim dividend statement electronically. Shareholders who currently receive online communications will be sent an email during September with details of how to use this service.

If you want to register your email address, visit www.ampgroup.com/shareholdercentre and select *Register Now for online information.*

Reusable envelopes

Reusable envelopes are a cost-effective and environmentally-friendly alternative to sending shareholder communications in one envelope with a business reply paid envelope for the return communication. We are trialling them in Australia and if the initiative is successful we will introduce them for all shareholder communications.

What if the envelope is torn or damaged?
If the envelope is torn or damaged and not in good enough condition to be returned, use a standard business size envelope and write the reply paid address details on the envelope. There is no need to include a stamp on the envelope.

Dividend payment

The record date for the 2002 interim dividend is Friday 4 October. Please contact the AMP Share Registry before this date if you need to change your details on the share register so they will be correct for the 2002 interim dividend payment.

AMP

CEO Message
to AMP Shareholders and Customers

A message from Andrew Mohl
Chief Executive Officer AMP



"I want all our shareholders, customers, financial planners and employees to be proud again of AMP."

Dear AMP shareholders and customers

I know many of you are concerned about what you have been hearing and reading about AMP recently. We have sought and received feedback from both shareholders and customers.

I want to take this opportunity to answer your most frequently asked questions and to assure you that AMP remains a well-capitalised company that is in a strong financial position.

I also wanted to introduce myself to you. As you may have heard, the AMP Board gave me the huge honour of leading AMP as Managing Director and Chief Executive Officer.

Some background

I've been with AMP for a little under six years and have managed the Australian and New Zealand operations of both our financial services and asset management businesses.

My first role at AMP was in charge of the retail distribution division, working directly with our financial planners.

You can read more about my background online at www.ampgroup.com

With my experience and knowledge of AMP and its people, I am a strong believer in the company and its potential.

My initial plans

For the business, my primary focus will be on driving up the returns from shareholder equity and making it easier for customers to do business with us.

To do this I will be pursuing a five-point reform plan for the business.

- First, we will review our distribution channels (how we sell our products) and product lines to make sure they are all earning good returns. Those areas with inadequate returns will be either rejuvenated or closed.
- Secondly, we will limit our growth ambitions in the near term to our main businesses to ensure maximum focus on the areas where our A$14 billion of capital is invested.
- Thirdly, we intend to increase the transparency and quality of our disclosure. This has already begun since my appointment. My own remuneration package will be fully disclosed as soon as it is settled. It will not include options and will be subject to approval by shareholders at the next annual general meeting.
- Fourthly, we will tackle some of the embedded behaviours in our business that inevitably develop in a longstanding company.
- Finally and most importantly, we will lead AMP with passion, commitment and absolute integrity.

We have strong and committed senior management in AMP who are all dedicated to this task and helping AMP realise its potential.

My commitment to you

AMP is an icon company in Australia and New Zealand but our recent past has been a hard and unsettling period for everyone.

We are dealing with problems of our own making and of the volatile investment markets where we are competing.

As shareholders and customers, I understand your confidence in AMP may have been shaken. In the months ahead, one of my main priorities will be to restore that confidence.

I want all our shareholders, customers, financial planners and employees to be proud again of AMP.

Yours,

Andrew Mohl

Andrew Mohl
Managing Director and
Chief Executive Officer

Over... your questions answered ▶


AMP
Answers to your most frequently asked questions

Is AMP a financially strong company?
Absolutely. AMP remains a very strong company, with sound operating businesses, low debt levels, shareholder equity of A$9.5 billion and total equity resources of A$17 billion. Our overall capital reserves are significantly higher than the minimum required by the regulators.

AMP has been managing people's money through both good and bad times for 153 years. This is not the first time markets have slumped and investment performance has gone down. We know how to manage through tough times.

What's happening with the AMP share price?
As a wealth management company, our fortunes are tied very closely to world equity markets.

This means that our share price is very sensitive to movements in these markets, particularly the UK share market, where AMP has a large investment. This market has suffered significant falls over the past few months.

These falls have put pressure on one of AMP's life insurance funds in the UK, the AMP Pearl with-profits fund. This has created some nervousness among investors, which is being reflected in AMP's share price.

In addition, investors have clearly not been comfortable with the returns being achieved by the business relative to the risks being run.

This is something we have to change.

Does the AMP share price affect my AMP products?
Changes in the AMP share price have minimal effect on AMP customers' superannuation, managed funds, risk insurance or capital-guaranteed investments.

Superannuation / Managed Funds
The impact of the AMP share price on your superannuation or managed fund is minor. The only connection between your assets and the AMP share price is that some AMP superannuation and managed funds will hold AMP shares, but these would account for a very small percentage of the total fund.

Risk Insurance, Annuities and Capital-Guaranteed Investments
Similarly, AMP's share price has little effect on the reserve levels in AMP's statutory funds, which back many of AMP's risk insurance, annuities and capital-guaranteed investment products. These statutory funds invest in both Australian and international shares. The Australian share component has only a light exposure to AMP Limited, typical of any broadly diversified share portfolio.

If you have specific concerns or questions about your investments, you should talk to your financial planner or call customer service on the numbers below.

What's happening in the UK?
The fall in the UK share market has placed all UK insurance companies under pressure because they all have large investments in that market.

The UK regulator, the Financial Services Authority (FSA), uses a measure called "minimum regulatory capital" (MRC) to assess the financial strength of life funds on a very conservative basis.

One of our UK funds, the AMP Pearl with-profits fund, has required some additional support to ensure it meets MRC requirements. Our other UK funds, and our Australian funds, are not affected.

We have been working closely with the FSA on this issue and have ongoing plans to manage the situation while the UK share market remains weak.

These plans include reviewing amounts paid to policyholders, reviewing the Pearl fund's investments in the UK share market and reviewing our asset mix.

The key point to understand is that while the UK situation is difficult, it is entirely manageable.

Importantly, our plans to manage this situation do not require the transfer of shareholder capital from Australia or New Zealand.

Why has the management changed at AMP?
The AMP Board decided to appoint a new Managing Director and Chief Executive Officer in the best interests of AMP's shareholders.

Almost simultaneously, Paul Leaming was appointed acting Chief Financial Officer, following the departure of the previous CFO. Paul has held a number of senior finance positions within AMP over the past five years, most recently as AMP's Corporate Finance Director. Before that, he was the Finance Director for Australian Financial Services for four years.

What payout will the former CEO get?
The former CEO Paul Batchelor will receive a payout based on his contractual rights. This payout will include his superannuation entitlements.

The exact amount is a matter being decided by the AMP Board and its legal advisers.

As soon as the matter has been decided, it will be communicated to you. We will not be waiting until the publication of the annual report next year to provide that information.

To provide feedback, customers can contact
Email yourfeedback@amp.com.au

Australia	**New Zealand**
1300 550 431	0800 808 267

If you have any questions in relation to your AMP shareholding, please contact the **AMP Share Registry**

Australia	**New Zealand**	**United Kingdom**	**Other countries**	**Email**
1300 654 442	0800 448 062	0800 783 3315	61 2 8234 5000	ampservices@computershare.com.au

10 — A

207 page 1/1 28 Feb 98

COPY

187

	SBS		REQ-A
	CASH		REQ-P
	PROC.		

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the Issue

date of issue (d/m/y) or period of issue (d/m/y) from 11/01/2002 to

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	42	A$19.04	

Have the shares be issued for cash? [ ] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 24/01/2002

ASIC registered agent number 15776

lodging party or agent name AMP Att: P. Mackey

address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000

telephone (02) 9257-9198

facsimile (02) 9257-7178

DX number 785 suburb/city Sydney

our reference

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(I), 601BC(2)

company name AMP Limited

A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	42	11/01/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing.

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority See Annexure A

summary of the provisions of the relevant resolution or other authority See Annexure A

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 24/01/2002

ANNEXURE A

This is Annexure A of one page referred to in Form 208 (Notification of details of shares issued other than for cash) signed by me and dated 24 January 2002.

....

P.J. Mackey
Company Secretary

Under the terms of the Reward Share Plan, 42 bonus shares were issued on 11 January 2002 on a pro-rata basis to the employees who are entitled to them. The shares were ascribed with a value of A$19.04 per share, the weighted average share price over the five days immediately prior to issue. Copy of the terms and conditions of the plan has been lodged with ASX

1 0 6

207 page 1 of 28 Feb 95

COPY

188

ASS | REQ-A
CASH | REQ-P
PROC.

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY. NSW. 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 27/12/2001 to 24/01/2002

Class of shares Show only details of shares which have been issued

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
See Annexure A attached			

Have the shares be issued for cash? [X] Yes [ ] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a Form 208 giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a Form 207Z certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 24/01/2002

ANNEXURE A

This is the Annexure A of one page referred to in Form 207 (Notification of shares issued) signed by me and dated 24 January 2002.

P.J. Mackey
Company Secretary

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	122	£5.25 (A$14.86)	
Ordinary	155	£5.25 (A$14.64)	
Ordinary	572	£5.75 (A$16.27)	
Ordinary	43	£5.75 (A$16.04)	
Ordinary	131,305	A$16.00	
Ordinary	4,500	A$16.13	
Ordinary	203,612	A$16.41	
Ordinary	4,000	A$16.77	
Ordinary	3,976,134	A$17.80	
Total	**4,320,443**		

184-7

207 page 1/1 28 Feb 96

(189)

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

RSS | REC'D | CASH | RECEIPT | PROC.

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the Issue

date of issue (d/m/y) or period of issue (d/m/y) from 19/02/2002 to 27/02/2002

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	388	A$18.63	
Ordinary	114	A$19.04	

Have the shares be issued for cash? [ ] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a Form 208 giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a Form 207Z certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 01/03/2002

1794

208 page 1/2 1 Jul 98

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASIC CASH PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(i), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	388	19/02/2002
Ord	114	27/02/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing.

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority: See above

summary of the provisions of the relevant resolution or other authority: Under the terms of the AMP UK Share Save Scheme, 388 and 114 bonus shares were issued on the dates as set out above on a pro-rata basis to the employees who are entitled to them. The shares were ascribed with a value of A$18.63 and A$19.04 respectively, the weighted average share price over the five days immediately prior to issue. Copy of the terms and conditions of the plan has been lodged with ASX.

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 01/03/2002

190

207 page 1/1 28 Feb 66

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
your reference

ASS CASH. PROC. REQ.A REQ.P

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 29/01/2002 to 27/02/2002

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
See Annexure A attached			

Have the shares be issued for cash? [X] Yes [ ] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a Form 208 giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract then attach a copy of the contract to this notice together with a Form 207Z certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 01/03/2002

ANNEXURE A

This is the Annexure A of one page referred to in Form 207 (Notification of shares issued) signed by me and dated 1 March 2002.

....

P.J. Mackey
Company Secretary

Details of shares Issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	164	£5.25 (A$14.80)	
Ordinary	534	£5.25 (A$14.76)	
Ordinary	449	£5.25 (A$14.78)	
Ordinary	145	£5.75 (A$16.21)	
Ordinary	243	£5.75 (A$16.17)	
Ordinary	3,764	£6.73 (A$18.97)	
Ordinary	13,475	£6.73 (A$18.93)	
Ordinary	2,606	£6.73 (A$18.95)	
Ordinary	351,814	A$16.00	
Ordinary	18,699	A$16.13	
Ordinary	197,500	A$16.41	
Ordinary	4,084	A$17.80	
Ordinary	9,072	A$18.67	
Total	**602,549**		

207 page 1/1 28 Feb 95

191

COPY
Lodged 2/4/02

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street, SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS | REQ-A
CASH | REQ-P
PROC

Australian Securities & Investments Commission

form 207

Corporations Law
254X(1)

Notification of
share issue

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 05/03/2002 to 26/03/2002

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	1,065	A$3.00	
Ordinary	1,028	A$18.90	
Ordinary	59	A$19.32	
Ordinary	30	A$19.36	
Ordinary	490	A$19.40	
Ordinary	10,000	A$19.44	

Have the shares be issued for cash? ☐ Yes ☒ No

For Public companies,

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 2072** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 02/04/2002

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS | REC-A | CASH | REC-P | PROC.

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(l), 601BC(2)

company name AMP Limited
A.B.N 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	1,025	05/03/2002
Ord	490	12/03/2002
Ord	1,065	12/03/2002
Ord	30	19/03/2002
Ord	10,000	23/03/2002
Ord	59	26/03/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing.

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority: See Appendix A

summary of the provisions of the relevant resolution or other authority: See Appendix A

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 02/04/2002

ANNEXURE A

This is Annexure A of one page referred to in Form 208 (Notification of details of shares issued other than for cash) signed by me and dated 2 April 2002.

....

P.J. Mackey
Company Secretary

1. The Shareholders Relations Committee (which was established by resolution of the Board of AMP Limited and to which the power to allot shares was delegated by the Board) resolved on 12 March 2002 to issue 1,065 shares to persons who were not issued the correct number of shares as part of the demutualisation of the Australian Mutual Provident Society ("Society") on 1 January 1998 in accordance with the rules relating to the allocation of shares approved by the members of the Society at a meeting held on 20 November 1997, which are set out in Section 11 of the Explanatory Memorandum and Notice of General Meeting sent to members before that meeting.

2. Under the terms of the AMP Reward Share Plan and the UK Share Save Scheme ("SAYE"), the following bonus shares were issued on a pro-rata basis to the employees who are entitled to them:
   SAYE – 1,028 shares issued on 05/03/2002 at A$18.90 per share.
   SAYE – 30 shares issued on 19/03/2002 at A$19.36 per share;
   SAYE – 431 shares issued on 12/03/2002 at A$19.40 per share;
   Reward Share Plan – 59 shares issued on 26/03/2002 at A$19.32 per share; and
   Reward Share Plan – 59 shares issued on 12/03/2002 at A$19.40 per share.
   The shares were ascribed with values as set out above, the weighted average share price over the five days immediately prior to issue. Copies of the terms and conditions of the plans have been lodged with ASX.

3. The Remuneration Committee of the Board of AMP Limited ("Board") has resolved on 23/03/2002 to issue 10,000 shares under the Executive Share Ownership Plan, which was approved by the Board at an exercise price of A$nil per share. A value of A$19.44 per share has been ascribed to the shares for accounting purposes.

207 page 1/1 23 Feb 95

197

COPY

Lodged 2/4/02

ASS | REQ.A
CASH | REQ.P
PROC.

ASIC registered agent number: 15776
lodging party or agent name: AMP Att: P. Mackey
address: Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone: (02) 9257-9198
facsimile: (02) 9257-7178
DX number: 785 suburb/city: Sydney
your reference

Australian Securities & Investments Commission

form 207

Corporations Law
254X(1)

Notification of share issue

company name: AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 01/03/2002 to 27/03/2002

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
See Annexure A attached			

Have the shares be issued for cash? [X] Yes [ ] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name: P.J. Mackey

capacity: Company Secretary

sign here: [signature]

date: 02/04/2002

ANNEXURE A

This is the Annexure A of one page referred to in Form 207 (Notification of shares issued) signed by me and dated 2 April 2002.

P.J. Mackey
Company Secretary

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	175	£5.25 (A$14.54)	
Ordinary	1,965	£5.25 (A$14.52)	
Ordinary	783	£5.75 (A$15.90)	
Ordinary	12,508	£6.73 (A$18.64)	
Ordinary	4,344	£6.73 (A$18.68)	
Ordinary	1,609	A$15.50	
Ordinary	430,366	A$16.00	
Ordinary	65,010	A$16.13	
Ordinary	403,777	A$16.41	
Ordinary	3,613	A$16.77	
Ordinary	168	A$19.36	
Total	924,318		

207 Page 1/1 28 Feb 95

ASIC registered agent number 15776

lodging party or agent name AMP Att: P. Mackey

address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000

telephone (02) 9257-9198

facsimile (02) 9257-7178

DX number 785 suburb/city Sydney

our reference

COPY

ASC | REQ-A
CASH. | REQ-P
PROC.

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law
254X(1)

company name AMP Limited

A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 03/04/2002 to 23/04/2002

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
See Annexure A attached			

Have the shares be issued for cash? [X] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here

date 24/04/2002

ANNEXURE A

This is the Annexure A of one page referred to in Form 207 (Notification of shares issued) signed by me and dated 24 April 2002.

P.J. Mackey
Company Secretary

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share	Have shares been issued for cash
Ordinary	759	£5.75 (A$15.74)		Yes
Ordinary	1,000	£5.75 (A$15.70)		Yes
Ordinary	1,448	£6.73 (A$18.48)		Yes
Ordinary	1,158	£6.73 (A$18.43)		Yes
Ordinary	119,669	A$16.00		Yes
Ordinary	2,000	A$16.13		Yes
Ordinary	87,500	A$16.41		Yes
Ordinary	6,877	A$16.77		Yes
Ordinary	4,706,603	A$18.90		Yes
Ordinary	1,085	A$18.65		No
Ordinary	100	A$19.05		No
Total	4,928,199			

101 5 · 15

208 page 1/2 1 Jul 98

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS [ ] REQ-A [ ]
CASH [ ] REQ-P [ ]
PROC [ ]

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(I), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	100	08/04/2002
Ord	1,085	16/04/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing.

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority: See below

summary of the provisions of the relevant resolution or other authority:

Under the terms of the UK Share Save Scheme ("SAYE"), the following bonus shares were issued on a pro-rata basis to the employees who are entitled to them:

- 100 shares issued on 08/04/2002 at A$19.05 per share; and
- 1,085 shares issued on 16/04/2002 at A$18.63 per share.

The shares were ascribed with values as set out above, the weighted average share price over the five days immediately prior to issue. Copies of the terms and conditions of the plans have been lodged with ASX

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 24/04/2002

281 Page 1/2 15 July 2001

(194)

ASIC registered agent number 15776
lodging party or agent name AMP Attn: P. Mackey
office, level, building name or PO Box no. Level 24, AMP Sydney Cove Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 8257 8198
facsimile (02) 8257 7178
DX number 785 suburb/city Sydney

COPY
16/5/2002

ASS ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 281

Notice of
intention to carry out a share buy-back

Corporations Act 2001
257F(2)(b)

Company name AMP LIMITED
A.C.N. 079 354 519

Type of share buy-back tick the appropriate box	Buy back details fill in details for the type of buy back selected	When is this form required
☐ **Employee share scheme** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	always required
☐ **Employee share scheme** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☒ **On market** within 10/12 limit	period of buy back 30/05/2002 to 31/12/2002	always required
☐ **On market** over 10/12 limit	period of buy back / / to / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Equal access buy back** within 10/12 limit	proposed date for buy back agreement to be entered into on or about / /	not always required, see note 2
☐ **Equal access buy back** over 10/12 limit	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2
☐ **Selective buy back**	proposed date for buy back agreement to be entered into on or about / / AND the resolution to approve the buy back is proposed to be passed on or about / /	not always required, see note 2

Notes

1. If required, a form 281 must be lodged at least 14 days before:
   (a) if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   (b) if it is not - the agreement is entered into (s.257F).
2. A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
   * the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
   * in the case of an equal access or a selective buy back, if the company lodges the documents referred to in s.257E less than 14 days before the relevant date.

   For the purposes of Note 2 "relevant date" means:
   * if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
   * if it is not - the agreement is entered into (s.257F).
3. If a resolution is passed by way of a circular to all members which complies with s.249A, an estimated last date for signing the circular can be inserted.

Signature

I certify that the information in this form is true and correct and the attached documents marked ( ) are true copies.

print name P.J. Mackey capacity Secretary

sign here date 16 May 2002

Small Business (less than 20 employees) please provide an estimate of the time taken to complete this form

Include:
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

BUY-BACK PROCEDURE - GENERAL
SECTION 257B

The following table specifies the steps required for, and the sections (and forms) that apply to, the different types of buy-back.

Procedures (and sections applied)	Minimum holding	Employee share scheme		On-Market		Equal access scheme		Selective buy-back
		within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	within 10/12 limit	over 10/12 limit	
Ordinary resolution (257C)			YES		YES		YES	
Special/unanimous resolution (257D)								YES
Lodge offer documents with ASIC 257E)						YES	YES	YES
14 days notice (257F)		YES	YES	YES	YES	YES	YES	YES
Disclose relevant information when offer made (257G)						YES	YES	YES
Cancel shares (257H)	YES	YES	YES	YES	YES	YES	YES	YES
Notify cancellation to ASIC (254Y)	YES	YES	YES	YES	YES	YES	YES	YES
FORM 280	NO	NO	YES	NO	YES	YES	YES	YES
FORM 281	NO	YES	see note 2	YES	see note 2	see note 2	see note 2	see note 2

NOTE 1: Subsections (2) and (3) of Section 257B explain what an 'equal access scheme' is. The 10/12 limit is the 10% in 12 months limit laid down in subsections (4) and (5). Subsections (6) & (7) of this section explain what an 'on-market buy-back' is. See section 9 for definitions of **"minimum holding buy-back"**, **"employee share scheme buy-back"** and **"selective buy-back"**.

NOTE 2: A form 281 must be used in the case of a employee share scheme over the 10/12 limit, an on market buy-back over the 10/12 limit, an equal access scheme or a selective buy-back only if:
- the company intends to give short (less than 14 days) notice of a meeting to approve the buy back and lodge the notice of meeting (with a form 280) less than 14 days before the relevant date; and
- in the case of an equal access or a selective buy back, if the company lodges the documents referred to in S.257E less than 14 days before the relevant date.

For the purposes of note 2 "relevant date" means:
- if the buy-back agreement is conditional on the passing of a resolution, the resolution is passed; or
- if it is not - the agreement is entered into (S.257F).

193 - A

207 page 1/1 20 Feb 95

COPY
Lodged 31/5/02

195

ASIC registered agent number	15776
lodging party or agent name	AMP Att: P. Mackey
address	Level 24, 33 Alfred Street SYDNEY, NSW, 2000
telephone	(02) 9257-9198
facsimile	(02) 9257-7178
DX number	785 suburb/city Sydney
our reference	

ASS CASH PROC REQ-A REQ-P

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 30/04/2002 to 28/05/2002

Class of shares Show only details of shares which have been issued

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ; etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
See Annexure A attached			

Have the shares be issued for cash? [X] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 30/05/2002

ANNEXURE A

This is the Annexure A of one page referred to in Form 207 (Notification of shares issued) signed by me and dated 30 May 2002.

P.J. Mackey
Company Secretary

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share	Have shares been issued for cash
Ordinary	1,399	£5.75 (A$15.93)		Yes
Ordinary	205,062	A$16.00		Yes
Ordinary	7,000	A$16.13		Yes
Ordinary	33,500	A$16.41		Yes
Ordinary	1,500	A$16.77		Yes
Ordinary	392	A$18.37		Yes
Ordinary	112	A$17.12		Yes
Ordinary	15	A$18.46		No
Ordinary	1,609	A$3.00		No
Total	250,589			

208 page 1/2 1 Jul 96

ASIC registered agent number: 15776
lodging party or agent name: AMP Att: P. Mackey
address: Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone: (02) 9257-9198
facsimile: (02) 9257-7178
DX number: 755 suburb/city: Sydney
our reference:

ASR [ ] REQ-A [ ]
CASH. [ ] REQ-B [ ]
PROC. [ ]

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(l), 601BC(2)

company name: AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	1,624	02/05/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority: See below

summary of the provisions of the relevant resolution or other authority:

- 15 shares were issued on a pro-rata basis to the employees who are entitled to them under the terms of the AMP Reward Share Plan. The shares were ascribed with a value of A$18.46 per share, the weighted average share price over the five days immediately prior to issue. Copies of the terms and conditions of the plans have been lodged with ASX.
- 1,609 shares at A$3.00 per share were issued by the Shareholders Relations Committee to persons who were not issued the correct number of shares as part of the demutualisation of the Australian Mutual Provident Society ("Society") on 1 January 1998 in accordance with the rules relating to the allocation of shares approved by the members of the Society at a meeting held on 20 November 1997. Details are set out in Section 11 of the Explanatory Memorandum and Notice of General Meeting sent to members before that meeting.

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 30/05/2002

207 page 1/1 28 Feb 95

196

COPY

Lodged 3/7/02

	ASS		REQ-A	
	CASH.		REQ P	
	PRCC			

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

Australian Securities & Investments Commission

form 207

Corporations Law
254X(1)

Notification of
share issue

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 04/06/2002 to 28/06/2002

Class of shares Show only details of shares which have been issued

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	35,051	$16.00	
Ordinary	2,000	$16.13	
Ordinary	1,000	$16.41	
Ordinary	62	£5.75 (A$15.23)	
Ordinary	694,893	$18.90	

Have the shares be issued for cash? [X] Yes [ ] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a Form 208 giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a Form 207Z certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 02/07/2002

284 Page 1/1 15 July 2001

197

ASIC registered agent number	15776
lodging party or agent name	AMP Att: P. Mackey
office, level, building name or PO Box no.	Level 24, AMP Sydney Cove Building
street number & name	33 Alfred Street
suburb/city	SYDNEY state/territory NSW postcode 2000
telephone	(02) 9257-9196
facsimile	(02) 9257-7178
DX number	785 suburb/city SYDNEY

COPY
Lodged 3/7/02

ASS ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 284

Notification of
share cancellation

Corporations Act 2001
254Y, 254J, 256A - 256E,
257H(3), 258D, 258E(2) & (3)

Company name AMP LIMITED
ACN 079 354 519

Shares cancelled under which provision

(tick box applicable)

- ☐ S.254J Redeemable preference shares ☐ redeemed out of profits ☐ redeemed out of proceeds of a fresh issue of shares
- ☐ S.256A-S.256E Capital reduction
- ☒ ss.257H(3) Shares a company has bought back
- ☐ S.258D Forfeited shares
- ☐ ss.258E(2) & (3) Shares returned to a company ☐ under section 651C, 724(2), 737, or 738 ☐ under section 1325A (court order)
- other, give sect'n ref ☐ (description)

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
1,574,300	ORDINARY	$33,143,452

Date of registration of cancellation / / or period of cancellation from 11/06/2002 to 28/06/2002

Signature

I certify that the information in this form is true and correct.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 03/07/2002

Small Business (less than 20 employees) please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207 page 1/1 28 Feb 95

1918

ASIC registered agent number 15776

lodging party or agent name AMP Att: P. Mackey

address Level 24, 33 Alfred Street SYDNEY, NSW, 2000

telephone (02) 9257-9198

facsimile (02) 9257-7178

DX number 765 suburb/city Sydney

our reference

COPY

Lodged 31/7/02

ASC / CASH / PROC / REQ-A / REQ-P

Australian Securities & Investments Commission

form 207

Corporations Law 254X(1)

Notification of

share issue

company name AMP Limited

A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 01/07/2002 to 31/07/2002

Class of shares Show only details of shares which have been issued

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title

code	full title	code	full title
A	A	PRF	preference
B	B etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
See Annexure A attached			

Have the shares be issued for cash? [X] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a Form 207Z certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 31/07/2002

ANNEXURE A

This is the Annexure A of one page referred to in the Form 207 (Notification of shares issued) signed by me and dated 31 July 2002.

P.J. Mackey
Company Secretary

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share	Have shares been issued for cash
Ordinary	53	A$18.90		Yes
Ordinary	7,290	A$16.00		Yes
Ordinary	306	£5.75 (A$16.17)		Yes
Ordinary	1,790	£5.75 (A$15.96)		Yes
Ordinary	1,267	£5.25 (A$14.76)		Yes
Ordinary	795	£5.25 (A$14.57)		Yes
Ordinary	1,710	£5.25 (A$14.51)		Yes
Ordinary	337	A$15.90		No
Ordinary	59	A$15.68		No
Ordinary	114	A$3.00		No
Total	**13,721**			

198-E

ASIC registered agent number 15775
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 765 suburb/city Sydney
our reference

ASC CASH PROC RED-A RED-P

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(i), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	59	02/07/2002
Ord	337	09/07/2002
Ord	114	12/07/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing.

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority: See below

summary of the provisions of the relevant resolution or other authority

- 396 shares were issued on a pro-rata basis to the employees who are entitled to them under the terms of the UK Share Save Scheme. The shares were ascribed with a value of the weighted average share price over the five days immediately prior to issue. Copy of the terms and conditions of the plan has been lodged with ASX.
- 114 shares were issued by the Shareholders Relations Committee to persons who were not issued the correct number of shares as part of the demutalisation of the Australian Mutual Provident Society ("Society") on 1 January 1998 in accordance with the rules relating to the allocation of shares approved by the members of the Society at a meeting held on 20 November 1997. Details are set out in Section 11 of the Explanatory Memorandum and Notice of General Meeting sent to members before that meeting.

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 31/07/2002

194

284 Page 2/1 15 July 2001

ASIC registered agent number 15775
lodging party or agent name AMP Att: P. Mackey
office, level, building name or PO Box no Level 24, AMP Sydney Cove Building
street number & name 33 Alfred Street
suburb/city SYDNEY state/territory NSW postcode 2000
telephone (02) 9257-9188
facsimile (02) 9257-7178
DX number 785 suburb/city SYDNEY

ASS ☐ RCO-A ☐
CASH. ☐ REC-P ☐
PROC. ☐

Australian Securities & Investments Commission

form 284

Notification of
share cancellation

Corporations Act 2001
254Y, 254J, 256A - 256E, 257H(3), 258D, 258E(2) & (3)

Company name AMP LIMITED
ACN 079 354 519

IPC
31 JUL 2002

Shares cancelled under which provision

(tick box applicable)

☐ S.254J — Redeemable preference shares ☐ redeemed out of profits ☐ redeemed out of proceeds of a fresh issue of shares

☐ S.256A-S.256E — Capital reduction
☒ ss.257H(3) — Shares a company has bought back
☐ S.258D — Forfeited shares
☐ ss.258E(2) & (3) — Shares returned to a company ☐ under section 651C, 724(2), 737, or 738 ☐ under section 1325A (court order)

other, give sec'n ref ☐ (description)

Details of shares cancelled

Number of Shares	Class of Shares	Consideration Paid (total)
700,000	ORDINARY	$10,924,320

Date of registration of cancellation 03/07/2002 350,000 shares period of cancellation from to
04/07/2002 350,000 shares

Small Business (less than 20 employees) please provide an estimate of the time taken to complete this form

Include
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins.

Signature

I certify that the information in this form is true and correct.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 31/07/2002

When completed send this return with the prescribed fee to ASIC, P O Box 4000, Gippsland Mail Centre VIC 3841

ASIC registered agent number 15716

lodging party or agent name AMP ATT: P. MACKEY

address LEVEL 24, AMP SYDNEY COVE BUILDING
33 ALFRED STREET
SYDNEY
State NSW Postcode 2000

DX number and location 725

Telephone (02) 9257 9198 Facsimile (02) 9257 7178

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information.
______ hrs ______ mins

For the purpose of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following.

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities and Investments Commission

Annual Return of a company

form 316

Corporations Act 2001
345, 346, 347, 348

Declaration and Signature must be completed, signed and dated by a current director or secretary of the company

1. I declare that the information given on this Annual Return of 7 pages and any annexures is complete and correct at the date of signing.

2. ~~*I declare that within the period of one month prior to lodgement of this return the directors of the company — Have have not — (strike out whichever is not applicable) resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.~~

NOTE*: Declaration (2) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period prior to the date of lodging this return

print name P.J. MACKEY capacity SECRETARY

date 08/07/2002 sign here [signature]

1 company name AMP LIMITED

Australian Company No. 079 354 519

2 Annual Return year 2002

3 registered office address LEVEL 24 AMP SYDNEY COVE BUILDING
33 ALFRED STREET
SYDNEY NSW 2000

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☑ no ☐

4 principal place of business LEVEL 24 AMP SYDNEY COVE BUILDING
33 ALFRED STREET
SYDNEY NSW 2000

if change of address Show the new address in the space next to the old address
date of change (d/m/y) / / if ASIC previously notified, date of notification (d/m/y) / /

Date: 13/06/2002 Print number: 350398



6 company officers (continued)

MCLOUGHLIN, CHRISTINE FRANCES
27 CENTENNIAL AVENUE
RANDWICK NSW 2031
02/09/1962 BERRIGAN NSW
SECRETARY 03/02/2000

RENARD, IAN ANDREW
272 RAE STREET
FITZROY NORTH VIC 3068
08/08/1946 MELBOURNE VIC
DIRECTOR 24/08/1998

WALLIS, STANLEY DAVID MARTIN
3 KINGSTON STREET
MALVERN EAST VIC 3145
23/07/1939 MELBOURNE VIC
DIRECTOR 02/01/1998

****

7 issued shares and options

class code	description, full title of share
ORD	ORDINARY SHARES

class code	shares			options
	total number issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	~~1110521518~~	~~4472040458.00~~	0.00	~~40751099~~
	1,134,279,118	4,736,739,780.10		40,566,597

8 list of members (shareholders)

PLEASE SEE ATTACHED ANNEXURE A

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.

Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the last Annual Return these details will be printed below. Add full details of any new or unlisted members after the printed information.

If the member details for the listed shares have changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation is not the beneficial owner of the shares (show 'N')

member's full name and address or name and address of executor/s where applicable	class code (from item 7)	total number of shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned (Y/N)
WESTPAC CUSTODIAN NOMINEES LIMITED A.C.N./A.R.B.N: 002 861 565 50 PITT STREET SYDNEY NSW 2000	ORD	64911102	Y	Y
ANZ NOMINEES LIMITED A.C.N./A.R.B.N: 005 357 568 GPO BOX 2842AA MELBOURNE VIC 3001	ORD	8107890	Y	Y
QUEENSLAND INVESTMENT CORPORATION A.C.N./A.R.B.N: ____________ GPO BOX 2242 BRISBANE QLD 4001	ORD	17705427	Y	Y
CITICORP NOMINEES PTY LTD A.C.N./A.R.B.N: 000 809 030 GPO BOX 764G MELBOURNE VIC 3001	ORD	38180002	Y	Y

ANNEXURE A

AMP LIMITED
A.C.N. 079 354 519

This is the Annexure A of 2 pages referred to in the Form 316 – Annual Return of Company, dated 8 July 2002 and signed by me.

P.J. Mackey, Company Secretary

AMP LIMITED - TOP 20 SHAREHOLDERS
(AS AT 28/06/2002)

	Member's full name and address	Class code	Total number	Fully paid?	Beneficially owned?
1	Chase Manhattan Nominees Limited A.C.N./A.R.B.N.: 002 899 961 Locked Bag 7, Royal Exchange, Sydney, NSW 2001	ORD	129,888,979	Y	Y
2.	National Nominees Limited A.C.N./A.R.B.N.: 004 278 899 GPO Box 1406M, Melbourne, VIC 3001	ORD	78,337,173	Y	Y
3.	Westpac Custodian Nominees Limited A.C.N./A.R.B.N.: 002 861 565 50 Pitt Street Sydney, NSW 2000	ORD	76,028,620	Y	Y
4.	RBC Global Services Australia Nominees Pty Limited A.C.N./A.R.B.N.: 097 125 123 GPO Box 5430, Sydney, NSW 2001	ORD	64,221,008	Y	Y
5.	Citicorp Nominees Pty Limited A.C.N./A.R.B.N.: 000 809 030 GPO Box 764G, Melbourne, VIC 3001	ORD	30,955,267	Y	Y
6.	Commonwealth Custodial Services Limited A.C.N./A.R.B.N.: 000 485 487 GPO Box 4122, Sydney, NSW 2001	ORD	21,816,726	Y	Y
7.	AMP Life Limited A.C.N./A.R.B.N.: 079 300 379 Level 24, 33 Alfred Street, Sydney, NSW 2000	ORD	18,672,206	Y	Y
8.	Queensland Investment Corporation A.C.N./A.R.B.N.: N/A C/- National Nominees Limited GPO Box 2242, Brisbane, QLD 4001	ORD	17,435,129	Y	Y
9.	Cogent Nominees Pty Limited A.C.N./A.R.B.N.: 084 150 023 Level 22, 33 Alfred Street, Sydney, NSW 2000	ORD	12,287,731	Y	Y
10.	MLC Limited A.C.N./A.R.B.N.: 000 000 402 c/- Westpac Custodian Nominees Limited 50 Pitt Street, Sydney, NSW 2000	ORD	11,488,432	Y	Y

ANNEXURE A
(cont)

	Member's full name and address	Class code	Total number	Fully paid?	Beneficially owned?
11.	ANZ Nominees Limited A.C.N./A.R.B.N.: 005 357 568 GPO Box 2842AA, Melbourne VIC 3001	ORD	9,839,819	Y	Y
12.	HSBC Custody Nominees (Australia) Limited A.C.N./A.R.B.N.: 003 094 568 GPO Box 5302, Sydney, NSW 2001	ORD	8,330,354	Y	Y
13.	Westpac Financial Services Limited A.C.N./A.R.B.N.: 000 241 127 C/- Westpac Custodian Nominees Limited 50 Pitt Street, Sydney, NSW 2000	ORD	4,835,144	Y	Y
14.	The National Mutual Life Association of Australasia Limited A.C.N./A.R.B.N.: 004 020 437 13th Floor, 447 Collins Street, Melbourne, VIC 3000	ORD	3,796,208	Y	Y
15.	ING Life Limited A.C.N./A.R.B.N.: 009 657 176 Level 12, 347 Kent Street, Sydney, NSW 2000	ORD	3,766,712	Y	Y
16.	Government Superannuation Office (A/C State Super Fund) A.C.N./A.R.B.N.: N/A C/- National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	ORD	3,429,340	Y	Y
17.	NRMA Nominees Pty Limited A.C.N./A.R.B.N.: 064 960 514 C/- NRMA Investment Management 388 George Street, Sydney, NSW 2000	ORD	3,428,782	Y	Y
18.	Fortis Clearing Nominees Pty Ltd A.C.N./A.R.B.N.: N/A Suite 1101, Level 11, 5 Elizabeth Street, Sydney, NSW 2000	ORD	3,029,085	Y	Y
19.	Victorian Workcover Authority A.C.N./A.R.B.N.: N/A C/- National Nominees Limited GPO Box 1406M, Melbourne VIC 3001	ORD	2,885,879	Y	Y
20.	New Zealand Central Securities Depository Limited A.C.N./A.R.B.N.: N/A P.O. Box 2498, Wellington, 6015, New Zealand	ORD	2,761,486	Y	Y
Top 20 Total					**508,033,880**
Total					**1,134,279,118**

Note: the top 20 registered shareholders in the Company includes a number of custodian, nominee and trustee companies holding shares beneficially. We are aware that the Superannuation Industry Supervision Act prescribes that superannuation fund assets be registered for safekeeping with a custodian, which often appears on the share register as a bank nominee company. Similarly, other managed fund assets, such as unit trusts/mutual funds, are registered in the name of custodians or trustee companies.

207 page 1/1 23 Feb 95

Lodged 30/8/2002

COPY

ASIC registered agent number 15776

lodging party or agent name AMP Att. P. Mackey

address Level 24, 33 Alfred Street SYDNEY, NSW, 2000

telephone (02) 9257-9195

facsimile (02) 9257-7178

DX number 785 suburb/city Sydney

our reference

ASG | REG-A | CAS | REG-P | PROC.

Australian Securities & Investments Commission

form 207

Corporations Law 254X(1)

Notification of
share issue

company name AMP Limited

A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 16/08/2002 to 28/08/2002

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	858	A$13.43	
Ordinary	112	A$13.69	
Ordinary	56	A$14.34	

Have the shares be issued for cash? [ ] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a Form 207Z certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey capacity Company Secretary

sign here [signature] date 30/08/2002

201-B

208 page 1/2 1 Jul 96

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9185
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS [ ] RFQ-A [ ]
CASH [ ] REQ-P [ ]
PROC [ ]

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(I), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	858	16/08/2002
Ord	112	20/08/2002
Ord	56	28/08/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing.

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled

date of relevant resolution or authority: See below

summary of the provisions of the relevant resolution or other authority: The shares were issued on a pro-rata basis to the employees who are entitled to them under the terms of the AMP Reward Share Plan/Employee Share Acquisition Plan/International Employee Share Ownership Plan. The shares were ascribed with the volume weighted average price over the five days immediately prior to the issue.

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 30/08/2002

202

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9196
facsimile (02) 9257-7178
DX number 785 suburb/city

ASS [ ] REC-A [ ]
CASH [ ] REC-P [ ]
PROC [ ]

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

New Appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

name (family & given names) WILLCOX, Peter John
former names
residential address 'Somers' 114A The Esplanade
suburb/city Brighton state VIC postcode 3186
country (if not Australia)
date of birth (d/m/y) 17/08/1945 place of birth Gloucestershire England
office held & date appointed [X] director 09/09/2002 [ ] secretary

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)

See guide to this form for annexure requirements

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)

sign here [signature] date 09/09/2002

203

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9196
facsimile (02) 9257-7176
DX number 785 suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Ceasing to hold office

name (family & given names) BATCHELOR, Paul John
date of birth (d/m/y) 22/09/1950 place of birth Sydney NSW
office held & date ceased ☒ director 23/09/2002 ☐ alternate director ☐ secretary
Alternate For:

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)

sign here [signature] date 27/09/2002

Trace ID: ~~36420820927430522~~
256 2002 29 30 135 7 35

207 page 1/1 29 Feb 96

204

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

COPY

lodged 30/9/02

ASS | CASH | PROC | REQ-A | REQ-P

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law
254X(1)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the issue

date of issue (d/m/y) or period of issue (d/m/y) from 11/09/2002 to 25/09/2002

Class of shares Show only details of shares which have been issued.

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary	76	A$13.28	
Ordinary	2,184	A$13.09	
Ordinary	5,252	A$11.84	

Have the shares be issued for cash? [ ] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey
capacity Company Secretary

sign here [signature]
date 30/09/2002

204-i

208 page 1/2 1 Jul 96

ASIC registered agent number 16775
lodging party or agent name AMP Att: P. Mackey
address Level 24, 33 Alfred Street SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city Sydney
our reference

ASS | REQ-A
CASH | PEQ-P
PROC

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(i), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	76	11/09/2002
Ord	2,184	19/09/2002
Ord	5,252	25/09/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority: See below

summary of the provisions of the relevant resolution or other authority: The shares were issued to the employees who are entitled to them under the terms of the relevant share/option plans set out below:

- 76 shares issued under the UK Share Save Scheme;
- 2,184 shares issued under the International Employee Share Ownership Plan; and
- 5,252 shares issued under the AMP Reward Share Plan.

The shares were ascribed with the volume weighted average price over the five days immediately prior to the issue.

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 30/09/2002

205

ASIC registered agent number 15775
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 785 suburb/city

ASS. CASH PROC. REQ-A REQ-F

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

New Appointment

Give details below of the person(s) who have consented in writing to become a director and /or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

name (family & given names) MOHL, Andrew Max
former names
residential address 5 Burroway Street
suburb/city Neutral Bay state NSW postcode 2089
country (if not Australia)
date of birth (d/m/y) 18/10/1955 place of birth Richmond VIC
office held & date appointed ☒ director 07/10/2002 ☐ secretary

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)

See guide to this form for annexure requirements

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)
sign here [signature] date 08/10/2002

Trace ID: 985200210081342O8

(206)

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 765 suburb/city

ASS. CASH. PROC. REG A REG P

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Change of name or address

name previously notified WILLCOX, Peter John
date of birth (d/m/y) 17/08/1945 Is this person also an alternate director ? ☐ (please tick, if yes)

new address (if changed) unit, level, building name
street number & name 12 Wilks Avenue
suburb/city Malvern state/territory VIC postcode 3144
country (if not Australia) date of change (d/m/y) 11/10/2002
Is this person also an alternate director ? ☐ (please tick, if yes)

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)

sign here [signature] date 14/10/2002

Trace ID: 17120021014113855

207 page 1/1 28 Feb 95

COPY 30/10/02 207

ASIC registered agent number: 15775
lodging party or agent name: AMP Att: P. Mackey
address: Level 24, 33 Alfred Street SYDNEY, NSW, 2000
telephone: (02) 9257-9198
facsimile: (02) 9257-7178
DX number: 765 suburb/city: Sydney
our reference:

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form 207

Notification of
share issue

Corporations Law 254X(1)

company name: AMP Limited
A.B.N.: 49 079 354 519

Details of the issue

date of issue (d/m/y) 24/10/2002 or period of issue (d/m/y) from to

Class of shares Show only details of shares which have been issued

class code	full title
Ord	Ordinary

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B . etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share	Have the shares be issued for cash
Ordinary	10,000	A$11.78		No
Ordinary	822	A$3.00		No
Ordinary	60,000	A$12.59		No
Ordinary	7,006,707	A$11.40		Yes
Ordinary	18,775,060	A$11.4776		Yes

Have the shares be issued for cash? (see above) [X] Yes [X] No

For Public companies:

If no, and the shares have been issued for non-cash consideration and not under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and the shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name: P.J. Mackey capacity: Company Secretary

sign here [signature] date: 30/10/2002

201-K

208 page 1/2 1 Jul 98

ASIC registered agent number 15776
lodging party or agent name AMP Att. P. Mackey
address Level 24, 33 Alfred Street
SYDNEY, NSW, 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 765 suburb/city Sydney
our reference

ASS CASH PROC REQ-A REQ-P

Australian Securities & Investments Commission

form 208

Notification of

details of shares allotted other than for cash

Corporations Law
117(2), 163(3), 254X(1), 601BC(2)

company name AMP Limited
A.B.N. 49 079 354 519

Details of the shares issued

class code	total number of shares issued	date of issue (d/m/y)
Ord	10,000	02/10/2002
Ord	922	17/10/2002
Ord	60,000	22/10/2002

Details of the issue (Tick the boxes which apply and fill in the details required.)

[ ] The issue was made under a contract not reduced to writing.

date of the contract (d/m/y)

parties to the contract

nature of the contract

[ ] The issue was made under a provision in the company's constitution/replaceable rules.

relevant clauses in constitution and/or replaceable rules

[ ] The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders

or [X] The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.

date of relevant resolution or authority: See below

summary of the provisions of the relevant resolution or other authority

- 70,000 shares were issued pursuant to the Performance Share and Option Plan at an exercise price of A$nil per share. The shares have been ascribed with a value of A$11.78 or A$12.59 as shown in the Form 207 above for accounting purposes. A copy of the terms and conditions of the plan has been lodged with ASX.
- 922 shares were issued by the Shareholders Relations Committee on 17 October 2002 to persons who were not issued the correct number of shares as part of the demutualisation of the Australian Mutual Provident Society ("Society") on 1 January 1998 in accordance with the rules relating to the allocation of shares approved by the members of the Society at a meeting held on 20 November 1997. Details are set out in Section 11 of the Explanatory Memorandum and Notice of General Meeting sent to members before that meeting.

☐ The issue was made in satisfaction or part satisfaction of the purchase price of property.

details of the property

amount paid in cash	$
amount deemed as paid in shares issued	$
amount of debt released or liabilities assumed (including mortgages on the property)	$
TOTAL purchase price	$

☐ The issue was made in consideration of services rendered or any other consideration not mentioned above.

details

Signature

I certify that the information in this form is true and complete.

print name P.J. Mackey

capacity Company Secretary

sign here [signature]

date 30/10/2002

208

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9193
facsimilie (02) 9257-7178
DX number 795 suburb/city

COPY

Lodged 15/11/02

ASS. [ ] REC-A [ ]
CASH. [ ] REC-P [ ]
PROC. [ ]

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Change of name or address

name previously notified MOHL, Andrew Max
date of birth (d/m/y) 18/10/1955 Is this person also an alternate director ? [ ] (please tick, if yes)

APPEAL No. 377

new address (if changed) unit, level, building name Level 24, AMP Sydney Cove Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
country (if not Australia) date of change(d/m/y) 08/11/2002
Is this person also an alternate director ? [ ] (please tick, if yes)

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)

sign here [signature] date 15/11/2002

Trace ID: 40020021115104031

209

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9188
facsimile (02) 9257-7178
DX number 785 suburb/city

ASC. CASI.L PROC REQ-A REQ-P

Australian Securities & Investments Commission

form **304**

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

New Appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

name (family & given names) MILNE, Prudence Anne
former names
residential address 12 St Elmo Street
suburb/city Clifton Garden state NSW postcode 2088
country (if not Australia)
date of birth (d/m/y) 17/11/1960 place of birth Melbourne Victoria
office held & date appointed ☐ director ☒ secretary 03/12/2002

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)
See guide to this form for annexure requirements

name (family & given names) YATES, Roger Philip
former names
residential address 10 Neville Street
suburb/city London, SW7 3AR state postcode
country (if not Australia) UNITED KINGDOM
date of birth (d/m/y) 04/04/1957 place of birth Warrington England
office held & date appointed ☒ director 04/12/2002 ☐ secretary

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked (A)
See guide to this form for annexure requirements

Signature

I certify that the information on this form is true and correct

print name Philip John Mackey capacity Secretary
print corporation name (if corporation acting as agent)

sign here [signature] date 05/12/2002

Trace ID: 49120021205085045

210

ASIC registered agent number 15776
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 9257-9198
facsimile (02) 9257-7178
DX number 786 suburb/city

ASS. CASH. PROC. REC-A REC-P

Australian Securities & Investments Commission

form 304

Corporations Act 2001
205B, 601CV(1)

Notification of Change to officeholders

corporation name AMP Limited
ACN or ARBN 079 354 519

Ceasing to hold office

name (family & given names) MCLOUGHLIN, Christine Frances
date of birth (d/m/y) 02/09/1962 place of birth Berrigan NSW
office held & date ceased ☐ director ☐ alternate director ☒ secretary 31/12/2002
Alternate For:

Signature

I certify that the information on this form is true and correct

print name Prudence Anne Milne capacity Secretary
print corporation name (if corporation acting as agent)
sign here [signature] date 31/12/2002

Trace ID: 61920021218094754

ASIC registered agent number 15775
lodging party or agent name AMP Att: P. Mackey
office, level, building or PO Box Level 24, AMP Building
street number & name 33 Alfred Street
suburb/city Sydney state/territory NSW postcode 2000
telephone (02) 8257-9158
facsimile (02) 8257-7178
DX number 765 suburb/city

COPY

Lodged 2/1/03

ASS. CASH PROC REC-V REC-P

Australian Securities & Investments Commission

form 304

Notification of Change to officeholders

Corporations Act 2001
205B, 601CV(1)

corporation name AMP Limited
ACN or ARBN 079 354 519

Change of name or address

name previously notified WILLCOX, Peter John (APPROVAL No. 396)
date of birth (d/m/y) 17/08/1945 Is this person also an alternate director ? ☐ (please tick, if yes)

new address (if changed) unit, level, building name Level 22
street number & name 390 St Kilda Road
suburb/city Melbourne state/territory VIC postcode 3004
country (if not Australia) date of change(d/m/y) 23/12/2002
Is this person also an alternate director ? ☐ (please tick, if yes)

Signature

I certify that the information on this form is true and correct

print name Prudence Anne Milne capacity Secretary
print corporation name (if corporation acting as agent)
sign here [signature] date 02/01/2003